Form 10-K405, Exhibit 13
period 1998-12-31
AVALON HOLDINGS CORP
filed 1999-03-23
CIK 1061069

                                                                    Exhibit 13.1

                               Avalon Holdings Corporation
                               1998 Annual Report

---------------------------------------------------------------

                     Financial Highlights
(in thousands, except for per share amounts and percentages)



For the year                                   1998      1997
---------------------------------------------------------------
Net operating revenues...................... $74,495   $60,687
Loss from operations........................  (1,551)     (941)
Net loss....................................    (647)     (666)
Pro forma net loss per share................    (.17)     (.26)
Net cash provided by operating activities... $ 1,558   $ 2,749

At year-end                                     1998      1997
---------------------------------------------------------------
Working capital............................. $28,973   $13,737
Total assets................................  66,685    44,517
Shareholders' equity........................  52,938    32,947

------------------------------------------------------------------------------
                                  The Company

Avalon Holdings Corporation provides transportation services, waste disposal brokerage and management services, and technical environmental services including environmental engineering, site assessment, analytical laboratory, remediation and landfill management services to industrial, commercial, municipal and governmental customers.


--------------------------------------------

                   Contents

Financial Highlights.................... 1
Management's Discussion and
   Analysis of Financial Condition
   and Results of Operations............ 2
Consolidated and Combined Balance
   Sheets............................... 8
Consolidated and Combined Statements
   of Operations........................ 9
Consolidated and Combined Statements
   of Cash Flows........................10
Consolidated and Combined Statements
   of Shareholders' Equity..............11
Notes to Consolidated and Combined
   Financial Statements.................12
Independent Auditors' Report............20
Digest of Financial Data................21
Company Location Directory..............22
Directors and Officers..................23
Shareholder Information.................24


Avalon Holdings Corporation and Subsidiaries (formerly the Avalon Business of
-----------------------------------------------------------------------------
American Waste Services, Inc.)
------------------------------

Management's Discussion and Analysis of
Financial Condition and Results of Operations

The following discussion provides information which management believes is relevant to an assessment and understanding of the operations and financial condition of Avalon Holdings Corporation and its Subsidiaries (collectively the "Company" or "Avalon"), formerly the Avalon Business of American Waste Services, Inc. This discussion should be read in conjunction with the consolidated and combined financial statements and accompanying notes.

Statements included in Management's Discussion and Analysis of Financial Condition and Results of Operations which are not historical in nature are intended to be, and are hereby identified as, 'forward looking statements.' The Company cautions readers that forward looking statements, including, without limitation, those relating to the Company's future business prospects, revenues, working capital, liquidity, capital needs, interest costs, and income, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward looking statements, due to risks and factors identified herein and from time to time in the Company's reports filed with the Securities and Exchange Commission.

Spin-off

Pursuant to the terms of a Contribution and Distribution Agreement dated as of May 7, 1998 between Avalon and American Waste Services, Inc. ("AWS") (the "Contribution Agreement"), AWS contributed to Avalon its transportation operations, technical environmental services operations, waste disposal brokerage and management operations, and golf course and related operations together with certain other assets including the headquarters of AWS and certain accounts receivable. In connection with the contribution, Avalon assumed certain liabilities of AWS including, without limitation, liabilities relating to the termination of employment of certain employees of AWS and costs and potential liabilities relating to the legal proceeding captioned Werbowsky v. American
                                                       ---------------------
Waste Services, Inc., et al. On June 17, 1998 AWS distributed, as a special
---------------------------
dividend, all of the outstanding shares of capital stock of Avalon to the holders of AWS common stock on a pro rata and corresponding basis (the "Spin-off"). On June 18, 1998, in accordance with the terms of an Agreement and Plan of Merger dated as of February 6, 1998 entered into by and among USA Waste Services, Inc., C&S Ohio Corp. and AWS, AWS merged with C&S Ohio Corp. becoming a wholly owned subsidiary of USA Waste Services, Inc.

Liquidity and Capital Resources

During 1998, the primary source of cash was from financing activities which related to the capital contribution made by AWS to Avalon in connection with the Spin-off. During 1998, the Company utilized cash provided by operations, cash provided by financing activities and existing cash to meet operating needs, repay $1.2 million of indebtedness and fund capital expenditures.

   During 1998, capital expenditures for the Company totaled $2.3 million which was principally related to the purchase of equipment for the transportation and technical environmental services operations. The Company's capital expenditures in 1999 are expected to be in the range of $5 million to $6 million, which will relate principally to acquiring additional transportation equipment and capital improvements to the golf course.

   Working capital increased to $29 million at December 31, 1998 compared with $13.7 million at December 31, 1997. The increase is primarily as a result of the capital contribution made by AWS in connection with the Spin-off.

   Management believes that cash provided from operations, the availability of working capital, as well as the Company's ability to incur indebtedness, will be, for the foreseeable future, sufficient to meet operating requirements, fund debt repayments, and fund capital expenditures programs.

   Currently, the Company is not aggressively pursuing potential acquisition candidates but will continue to consider acquisitions that make economic sense. While the Company has not entered into any pending agreements for acquisitions, it may do so at any time. Such potential acquisitions could be financed by existing working capital, secured or unsecured debt, issuance of common stock, or issuance of a security with characteristics of both debt and equity, any of which could impact liquidity in the future.

Results of Operations

Avalon's primary business segment provides transportation services which include transportation of hazardous and nonhazardous waste and transportation of general and bulk commodities. The technical environmental services segment provides environmental engineering, site assessment, analytical laboratory, remediation and captive landfill management services. The waste disposal brokerage and management services segment provides disposal brokerage and management services for both hazardous and nonhazardous waste. Other businesses include the operation of a public golf course and related operations.

Performance in 1998 compared with 1997

Overall performance. Net operating revenues were $74.5 million in 1998 compared with $60.7 million in 1997. The increase is primarily attributable to increased net operating revenues of the Company's waste disposal brokerage and management operations and technical environmental services. Costs of operations as a percentage of net operating revenues decreased to approximately 87% in 1998 compared with approximately 90% in 1997. In 1997, the technical environmental services segment incurred significant charges relating to a remediation project in Denver, Colorado while recognizing very little revenue. As a result, costs of operations as a percentage of net operating revenues for 1997 were higher than historical levels. During 1998, in accordance with the Company's asset impairment policy and the Company's policy on long-lived assets to be disposed of, the Company recorded charges of approximately $.4 million for the write-down of costs in excess of fair market value of net assets of acquired businesses and $.6 million for the write-down of assets. Selling, general and administrative expenses increased to $10.0 million in 1998 compared with $7.1 million in 1997. Such increase was attributable to additional expenses resulting from operating as an independent company subsequent to the Spin-off, including the costs associated with the corporate headquarters and additional compensation expenses including bonuses and severance payments, partially offset by a decrease in the provision for losses on accounts receivable. Other income in 1998 was primarily the result of a one-time rebate of workers' compensation premiums from the State of Ohio. The Company incurred a net loss of $.6 million in 1998 compared with a net loss of $.7 million in 1997.

Segment performance. Segment performance should be read in conjunction with Note 10 to the Consolidated and Combined Financial Statements.

   Net operating revenues of the transportation services segment increased 2.9% to $37.3 million in 1998 from $36.3 million in 1997. The increase in net operating revenues is primarily attributable to increased transportation of hazardous and nonhazardous waste, partially offset by a decrease in the transportation of general commodities. Income before taxes decreased to $1.6 million in 1998 compared with $2.1 million in 1997 primarily as a result of the write-down of certain assets to be disposed of and an increase in rental expense of power units and trailers, partially offset by decreased workers' compensation expense resulting from a one-time rebate of premiums from the State of Ohio. Excluding the effects of the write-down, income before taxes for 1998 would have been $2.1 million.

   Net operating revenues of the technical environmental services segment increased to $25.3 million in 1998 compared with $17 million in the prior year. The increase in net operating revenues was primarily the result of an increase in the level of engineering, consulting, remediation and laboratory services provided. The net operating revenues of the technical environmental services segment for 1998 also included a full year of net operating revenues associated with the management of a captive landfill which had commenced operations in the fourth quarter of 1997. The technical environmental services segment incurred a loss before taxes of $.1 million in 1998 compared with a loss before taxes of $2.6 million in 1997. The loss before taxes of the technical environmental services segment includes the write-down of certain assets to be disposed of in the amount of $.1 million and the write-down of costs in excess of fair market value of net assets of acquired businesses in the amount of $.4 million. Excluding the effects of these write-downs, the technical environmental services segment would have had income before taxes of $.4 million in 1998. The decreased loss before taxes is primarily attributable to the inclusion of a full year of operating income from the management of a captive landfill and the increase in the level of business of the engineering and consulting and laboratory services. The remediation business continued to incur operating losses, although to a lesser extent than in the previous year. For the full year of 1997, the technical environmental services segment incurred a significant loss before taxes which was primarily attributable to losses incurred in connection with a remediation project in Denver, Colorado as well as operating inefficiencies and delays at other remediation sites. In December 1998, the Company closed the technical environmental services office in Denver, Colorado which had historically incurred operating losses.

   Net operating revenues of the waste disposal brokerage and management services segment increased to $14.4 million in 1998 compared with $7 million in 1997. A significant portion of net operating revenues of the waste disposal brokerage and management services segment was from customers which had previously utilized the disposal facilities owned by AWS. Subsequent to the Spin-off, these customers elected to continue to do business with the Company's waste disposal brokerage and management operations to ensure a continuation of the high level of management services to which these customers had become accustomed. The waste disposal brokerage and management services segment recorded income before taxes of $1.3 million in 1998 compared with $.9 million in 1997. The increase in income before taxes is primarily attributable to increased levels of business. Despite the significant increase in net operating revenues, income before taxes did not increase proportionately, primarily because of increased costs, including significantly higher selling and administrative expenses and, to a lesser extent, as a result of reduced margins on the disposal of waste from a certain remediation project.

Interest Expense. Interest expense declined to $45,000 in 1998 compared with $118,000 in 1997 primarily due to a reduction in the amount of principal outstanding. During the third and fourth quarters of 1998, the Company did not have any debt outstanding.

Interest Income. Interest income increased to $.7 million in 1998 compared with $.1 million in 1997 primarily because of the additional cash resulting from the capital contribution made by AWS in connection with the Spin-off.

General Corporate Expense. General corporate expenses were $4.2 million for 1998 compared with $1.7 million for the prior year. Avalon's general corporate expenses after the Spin-off were significantly higher than the historical expenses allocated to Avalon prior to the Spin-off. General corporate expenses for 1998 reflect an allocation of a portion of the general corporate expenses of AWS prior to the Spin-off and the actual expenses incurred by the Company subsequent to the Spin-off. General corporate expenses for 1997 were based solely upon an allocation of a portion of the general corporate expenses of AWS prior to the Spin-off. The increase in general corporate expenses for 1998 compared with 1997 is attributable to additional compensation, including bonuses and severance expenses, the costs associated with the corporate headquarters contributed to Avalon by AWS, and additional expenses resulting from operating as an independent company subsequent to the Spin-off.

Net Income (Loss). The Company recorded a net loss of $.6 million in 1998 compared with a net loss of $.7 million in 1997 primarily as a result of the foregoing. The Company recorded a provision for income taxes of $.2 million in 1998 compared to a benefit for income taxes of $.1 million in 1997. In 1998 the

Company recorded a provision for income taxes instead of an income tax benefit even though the Company incurred a loss before income taxes, primarily because of the nondeductibility for tax purposes of the amortization and write-down of costs in excess of fair market value of net assets of acquired businesses and other nondeductible items. In 1997 the Company's overall effective income tax rate, including the effect of state income tax provisions, was 17.2%. The 1997 overall effective income tax rate was substantially lower than the statutory income tax rates primarily as a result of permanent differences relating to the amortization of certain intangibles as well as the inability to recognize net operating loss benefits for state income tax purposes.

Performance in 1997 compared with 1996

Overall Performance. Net operating revenues were $60.7 million in 1997 compared with $61.4 million in 1996. While net operating revenues declined 1% in 1997 compared with 1996, costs of operations increased approximately 4% to 90% of net operating revenues in 1997 compared with 86% of net operating revenues in 1996. The increase in costs of operations was primarily attributable to the technical environmental services segment as described below under Segment Performance. Selling, general and administrative expenses increased to $7.1 million in 1997 compared with $6.2 million in the prior year primarily as a result of an increase in the provision for losses on accounts receivable, most of which was the result of a write-off of an account receivable by the technical environmental services segment associated with the settlement of a dispute regarding a remediation project in Denver, Colorado. Other income, which was fairly constant in 1997 and 1996, was primarily the result of gains from the disposal of property and equipment. The Company incurred a net loss of $.7 million in 1997 compared with net income of $1.3 million in 1996.

Segment Performance. Segment performance should be read in conjunction with Note 10 to the Consolidated and Combined Financial Statements.

   Net operating revenues of the transportation services segment increased 10.6% to $36.3 million in 1997 compared with $32.8 million in 1996. The increase in net operating revenues is primarily attributable to increased transportation of hazardous and nonhazardous waste and general and bulk commodities. The transportation services segment recorded income before taxes of $2.1 million in 1997 compared with $1.8 million in 1996. Income before taxes of the transportation services segment increased in 1997 compared to 1996 primarily as a result of increased transportation of hazardous and nonhazardous waste and, to a lesser extent, increased transportation of general and bulk commodities.

   Net operating revenues of the technical environmental services segment decreased 23.8% to $17 million in 1997 compared with $22.3 million in 1996. This decrease in net operating revenues was primarily a result of a significant decline in remediation and engineering services provided. The technical environmental services segment incurred a loss before taxes of $2.6 million in 1997 compared with income before taxes of $.7 million in 1996. The loss before taxes of the technical environmental services segment was primarily attributable to losses incurred during the first quarter of 1997 in connection with a remediation project in Denver, Colorado and a pretax charge of $.5 million during the third quarter of 1997 relating to the settlement of a dispute regarding the project, as well as operating inefficiencies and delays at other remediation projects. The loss before taxes was also attributable to decreased levels of engineering, consulting and remediation services provided.

   Net operating revenues of the waste disposal brokerage and management segment decreased 13% to $7 million in 1997 compared with $8.1 million in 1996. This decrease in net operating revenues was primarily a result of a reduction in the level of disposal brokerage and management business. The waste disposal brokerage and management services segment recorded income before taxes of $.9 million in 1997 compared with $1.2 million in 1996. The decrease in income before taxes was primarily attributable to decreased levels of business and, to a lesser extent, decreased profit margins.

Interest expense. Interest expense decreased to $118,000 in 1997 compared with $141,000 in 1996 primarily due to a decrease in the amount of indebtedness outstanding.

General Corporate Expenses. General corporate expenses were $1.7 million in both 1997 and 1996. Such expenses were attributable to corporate expenses of AWS which were allocated to the Company.

Net Income (loss). The Company recorded a net loss of $.7 million in 1997 compared with net income of $1.3 million in 1996 primarily as a result of the foregoing. The Company recorded an income tax benefit of $.1 million in 1997 compared with a provision for income taxes of $.9 million in 1996. The Company's overall effective income tax rate, including the effect of state income tax provisions, was 17.2% in 1997 and 40.7% in 1996. The 1997 overall effective income tax rate was lower than the statutory income tax rate primarily as a result of permanent differences relating to the amortization of certain intangibles as well as the inability to recognize net operating loss benefits for state income tax purposes.

Trends and Uncertainties

In the ordinary course of conducting its business, Avalon becomes involved in lawsuits, administrative proceedings and governmental investigations, including those relating to environmental matters. Some of these proceedings may result in fines, penalties or judgments being assessed against Avalon which, from time to time, may have an impact on its business and financial condition. Although the outcome of such lawsuits or other proceedings cannot be predicted with certainty, the Company does not believe that any uninsured ultimate liabilities, fines or penalties resulting from such pending proceedings, individually or in the aggregate, would have a material adverse effect on it.

   Many currently installed computer systems and software applications are designed to accept only two digit entries in the date code field used to identify years. These date code fields require modification to recognize twenty-first century years. As a result, computer systems and software applications used by many companies may need to be upgraded to comply with the Year 2000 requirements. Significant uncertainty exists concerning the potential effects of failure to comply with such requirements.

   The Company has completed its assessment of its Year 2000 issues. The Company's assessment process included a review of its computerized systems, including both information technology and non-information technology systems, to ensure that they are capable of processing periods for the Year 2000 and beyond, as well as a review of whether third parties with whom the Company has material relationships are Year 2000 compliant.

   The Company believes that its current systems and any new or upgraded systems are or will be Year 2000 compliant and that any historical or estimated future costs of remediating any non-compliant system have not been and will not be material. The Company expects that all upgrades and replacements will be completed during the third quarter of 1999. Although the Company does not anticipate a failure of its systems to be Year 2000 compliant, should a failure occur, the Company does not believe that such failure will have a material adverse effect upon the Company's business, results of operations or financial condition.

   While noncompliance by infrastructure related technologies which affect utilities, communications and financial institutions may have a material adverse effect, the Company is currently unaware of any customer, vendor or supplier which, if not Year 2000 compliant, would have a material adverse effect upon the Company's business, results of operations or financial condition.

   The federal government and numerous state and local governmental bodies are increasingly considering, proposing or enacting legislation or regulation to either restrict or impede the disposal and/or transportation of waste. A significant portion of Avalon's transportation and disposal brokerage and management revenues is derived from the disposal or transportation of out-of-state waste. Any law or regulation restricting or impeding the transportation of waste or the acceptance of out-of-state waste for disposal could have a significant negative effect on Avalon.

   Competitive pressures within the environmental industry continue to impact the financial performance of Avalon's transportation services, technical environmental services and waste disposal brokerage and management services. A decline in the rates which customers are willing to pay for its services could adversely impact the future financial performance of Avalon.

   The Company's waste disposal brokerage and management operations obtain and retain customers by providing service and identifying cost-efficient disposal options unique to a customer's needs. Continued consolidation within the solid waste industry has resulted in reducing the number of disposal options available to waste generators and has caused disposal pricing to increase. The Company does not believe that pricing changes alone will have a material effect upon its waste disposal brokerage and management operations. However, consolidation will have the effect of reducing the number of competitors offering disposal alternatives to the Company, which may adversely impact the future financial performance of the waste disposal brokerage and management operations.

   The Company's operations are somewhat seasonal in nature because a significant portion of the operations are performed primarily in selected northeastern and midwestern states. As a result, the company's financial performance could be adversely affected by winter weather conditions.

   There is no assurance that, as a stand-alone company, Avalon's results of operations will continue at a level similar to its results of operations while a part of AWS. Avalon may be more susceptible to competitive and market factors than when Avalon was a part of AWS. Avalon's selling, general and administrative expenses and costs of operations after the Spin-off are anticipated to continue to be significantly higher than the historical expenses and costs allocated to Avalon while a part of AWS. Certain selling, general and administrative expenses and costs of operations of AWS that had historically been allocated to subsidiaries of AWS that are not part of Avalon will be selling, general and administrative expenses and costs of operations of Avalon.

Market Risk

The Company does not have significant exposure to changing interest rates because of the low level of indebtedness of the Company. The Company does not undertake any specific actions to cover its exposure to interest rate risk and the Company is not a party to any interest rate risk management transactions.

   The Company does not purchase or hold any derivative financial instruments.

   A 10% change in interest rates would have an immaterial effect on the Company's pretax earnings for the next fiscal year. The Company currently has no debt outstanding and invests in short-term money market funds and other short-term obligations.

Inflation Impact

The Company has not entered into any long-term fixed price contracts that could have a material adverse impact upon its financial performance in periods of inflation. In general, management believes that rising costs resulting from price inflation could be passed on to customers; however, the Company may need to absorb all or a portion of these cost increases depending upon competitive conditions at the time. As is the case with any transportation company, an increase in fuel prices may subject the transportation operations to increased operating expenses, which the Company, in light of competitive market conditions, may not be able to pass on to its customers.

Accounting Pronouncements

During 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and for hedging activities. This Statement is effective for all quarters of fiscal years beginning after June 15, 1999. While the Company has not yet determined the effects the Statement will have on its financial position or results of its operations, it does not anticipate a material impact.

Avalon Holdings Corporation and Subsidiaries (formerly the Avalon Business of
-----------------------------------------------------------------------------
American Waste Services, Inc.)
-------------------------------
Consolidated and Combined Balance Sheets

(in thousands, except for shares)

                                                                                     December 31,
                                                                                  ------------------
                                                                                    1998      1997
                                                                                  ------------------
Assets (Note 1)
Current Assets:
    Cash and cash equivalents...................................................  $22,274   $ 1,763
    Accounts receivable, less allowance for doubtful accounts
     of $740 in 1998 and $544 in 1997...........................................   16,172    19,034
    Refundable income taxes.....................................................       --       105
    Deferred income taxes (Note 6)..............................................      316       199
    Prepaid expenses............................................................    1,468       408
    Other current assets........................................................      436       569
                                                                                  -----------------
     Total current assets.......................................................   40,666    22,078
Property and equipment, net (Notes 3 and 4).....................................   23,300    19,184
Costs in excess of fair market value of net assets of acquired businesses, net
    (Note 3)....................................................................    2,473     3,022
Other assets, net...............................................................      246       233
                                                                                  -----------------
     Total assets...............................................................  $66,685   $44,517
                                                                                  -----------------

Liabilities and Shareholders' Equity (Note 1)
Current Liabilities:
    Current portion of long-term debt (Note 5)..................................  $    --   $   230
    Accounts payable............................................................    6,279     4,785
    Accrued payroll and other compensation......................................    1,242       906
    Accrued income taxes........................................................    1,078       176
    Other accrued taxes.........................................................      922       872
    Other liabilities and accrued expenses (Notes 1 and 7)......................    2,172     1,372
                                                                                  -----------------
     Total current liabilities..................................................   11,693     8,341
Long-term debt (Note 5).........................................................       --     1,006
Deferred income taxes (Note 6)..................................................    1,209     1,367
Other noncurrent liabilities (Note 8)...........................................      845       856
Contingencies and Commitments (Notes 8 and 9)
Shareholders' Equity:
    Class A Common Stock, $.01 par value, one vote per share; authorized
     10,500,000 shares; issued 3,175,944 shares at December 31, 1998............       32        --
    Class B Common Stock, $.01 par value, ten votes per share; authorized
     1,000,000 shares; issued 627,387 shares at December 31, 1998...............        6        --
    Combined capital accounts...................................................       --    37,496
    Paid-in capital.............................................................   58,096        --
    Accumulated deficit.........................................................   (5,196)   (4,549)
                                                                                  -----------------
     Total shareholders' equity.................................................   52,938    32,947
                                                                                  -----------------
     Total liabilities and shareholders' equity.................................  $66,685   $44,517
                                                                                  -----------------

  See accompanying notes to consolidated and combined financial statements.

Avalon Holdings Corporation and Subsidiaries (formerly the Avalon Business of
------------------------------------------------------------------------------
American Waste Services, Inc.)
------------------------------
Consolidated and Combined Statements of Operations

(in thousands, except for per share amounts)

                                                                         Year Ended December 31,
                                                                       ---------------------------
                                                                        1998      1997      1996
                                                                       ---------------------------
Net operating revenues...............................................  $74,495   $60,687   $61,361

Cost and expenses:
   Costs of operations...............................................   65,119    54,484    53,054
   Write-down of assets (Note 3).....................................      599        --        --
   Write-down of costs in excess of fair market value of net assets
    of acquired businesses (Note 3)..................................      377        --        --
   Selling, general and administrative expenses......................    9,951     7,144     6,198
                                                                       ---------------------------
Income (loss) from operations........................................   (1,551)     (941)    2,109


Other income (expense):
   Interest expense (Note 5).........................................      (45)     (118)     (141)
   Interest income...................................................      667        84       111
   Other income, net.................................................      465       171       177
                                                                       ---------------------------
Income (loss) before income taxes....................................     (464)     (804)    2,256


Provision (benefit) for income taxes (Note 6):
   Current...........................................................      745       (46)    1,300
   Deferred..........................................................     (562)      (92)     (381)
                                                                       ---------------------------
                                                                           183      (138)      919
                                                                       ---------------------------
Net income (loss)....................................................  $  (647)  $  (666)  $ 1,337
                                                                       ---------------------------

Pro forma net income (loss) per share (*)............................    $(.17)    $(.26)        *
                                                                       ---------------------------
Weighted average shares outstanding (*)..............................    3,803     3,803         *
                                                                       ---------------------------

(*) In accordance with the Securities and Exchange Commission regulations, pro forma net income (loss) per share has been presented only for the year in which the Spin-off occurred and the preceding year. For purposes of determining the pro forma net income (loss) per share, all of the Company's common stock issued as a result of the Spin-off is deemed to have been outstanding since the beginning of 1997.

See accompanying notes to consolidated and combined financial statements.

Avalon Holdings Corporation and Subsidiaries (formerly the Avalon Business of
-----------------------------------------------------------------------------
American Waste Services, Inc.)
------------------------------
Consolidated and Combined Statements of Cash Flows

(in thousands)


                                                                                                       Year Ended December 31,
                                                                                                     ---------------------------
                                                                                                       1998      1997      1996
                                                                                                     ---------------------------
Operating activities:
 Net income (loss)................................................................................. $  (647)  $  (666)  $ 1,337
 Reconciliation of net income (loss) to cash provided by operating activities:
  Depreciation and amortization....................................................................   2,622     2,327     2,404
  Write-down of assets.............................................................................     599        --        --
   Write-down of costs in excess of fair market value of net
    assets of acquired businesses..................................................................     377        --        --
  Provision for deferred income taxes..............................................................    (562)      (92)     (381)
  Provision for losses on accounts receivable......................................................     326       808      (102)
  (Gain) loss from disposal of property and equipment..............................................      11       (89)      (71)
  Change in assets and liabilities:
    Accounts receivable............................................................................  (3,083)     (501)   (2,784)
    Refundable income taxes........................................................................     105      (105)       --
    Prepaid expenses...............................................................................    (785)      712      (236)
    Other current assets...........................................................................     133       (84)      (49)
    Other assets...................................................................................     (47)     (112)       (5)
    Accounts payable...............................................................................   1,196       490     1,147
    Accrued payroll and other compensation.........................................................     336       (73)      199
    Accrued income taxes...........................................................................     358       (94)       49
    Other accrued taxes............................................................................      75       125       102
    Other liabilities and accrued expenses.........................................................     555       188    (1,249)
    Other noncurrent liabilities...................................................................     (11)      (85)       --
                                                                                                    ---------------------------
      Net cash provided by operating activities....................................................   1,558     2,749       361
                                                                                                    ---------------------------
Investing activities:
 Capital expenditures..............................................................................  (2,269)   (2,881)   (1,698)
 Proceeds from disposal of property and equipment..................................................      83       325     1,015
                                                                                                    ---------------------------
      Net cash used in investing activities........................................................  (2,186)   (2,556)     (683)
                                                                                                    ---------------------------
Financing activities:
 Capital contribution from AWS.....................................................................  22,475        --       100
 Repayments of long-term debt......................................................................  (1,236)     (305)     (450)
 Dividends paid to AWS.............................................................................    (100)     (100)       --
                                                                                                    ---------------------------
      Net cash provided by (used) in financing activities..........................................  21,139      (405)     (350)
                                                                                                    ---------------------------
Increase (decrease) in cash and cash equivalents...................................................  20,511      (212)     (672)
Cash and cash equivalents at beginning of year.....................................................   1,763     1,975     2,647
                                                                                                    ---------------------------
Cash and cash equivalents at end of year........................................................... $22,274   $ 1,763   $ 1,975
                                                                                                    ---------------------------

For supplemental disclosures of cash flow information and non-cash investing and financing activities, see Notes 1, 3, 5, 6 and 7.

See accompanying notes to consolidated and combined financial statements.

Avalon Holdings Corporation and Subsidiaries (formerly the Avalon Business of
-----------------------------------------------------------------------------
American Waste Services, Inc.)
------------------------------

Consolidated and Combined Statements of
Shareholders' Equity


 (in thousands)


                                                               For The Three Years Ended December 31, 1998
                                                    ----------------------------------------------------------------
                                                         Shares         Common Stock     Combined
                                                   -----------------  -----------------  Capital       Paid-in  Accumulated
                                                   Class A   Class B  Class A   Class B  Accounts      Capital    Deficit
                                                   -----------------  -----------------  --------      -------  -----------
Balance at January 1, 1996......................      --      --        $--       $--    $ 37,496      $    --  $(5,220)
Capital contribution from
   American Waste Services, Inc.
   to Eagle Fidelity Insurance
   Company......................................      --      --         --        --         100           --       --
Net income......................................      --      --         --        --          --           --    1,337
                                                ------------------------------------------------------------------------
Balance at December 31, 1996....................      --      --         --        --      37,596           --   (3,883)

Dividend from subsidiary paid
   to American Waste Services,
   Inc. prior to the Spin-off...................      --      --         --        --        (100)          --       --
Net loss........................................      --      --         --        --          --           --     (666)
                                                ------------------------------------------------------------------------
Balance at December 31, 1997....................      --      --         --        --      37,496           --   (4,549)

Dividends from subsidiaries to
   American Waste Services, Inc.
   prior to the Spin-off........................      --      --         --        --        (259)          --       --
Issuance of the Avalon Holdings
   Corporation common stock
   and Spin-off of the Avalon
   Business from AWS............................   3,176     627         32         6     (37,237)      37,199       --
Capital contribution from
   American Waste Services, Inc.
   (Note 1).....................................      --      --         --        --          --       20,897       --
Net loss........................................      --      --         --        --          --           --     (647)
                                                ------------------------------------------------------------------------
Balance at December 31, 1998....................   3,176     627        $32        $6    $     --      $58,096  $(5,196)
                                                ------------------------------------------------------------------------


See accompanying notes to consolidated and combined financial statements.

Avalon Holdings Corporation and Subsidiaries (formerly the Avalon Business of
-----------------------------------------------------------------------------
American Waste Services, Inc.)
-----------------------------
Notes to Consolidated and Combined Financial Statements

Note 1. Description of the Business

Avalon Holdings Corporation ("Avalon" or "Company") was formed on April 30, 1998 as a subsidiary of American Waste Services, Inc. ("AWS"). Pursuant to the terms of a Contribution and Distribution Agreement dated as of May 7, 1998 between Avalon and AWS (the "Contribution Agreement"), AWS contributed to Avalon its transportation operations, technical environmental services operations, waste disposal brokerage and management operations, and golf course and related operations together with certain other assets including the headquarters of AWS and certain accounts receivable. In connection with the contribution, Avalon assumed certain liabilities of AWS including, without limitation, liabilities relating to the termination of employment of certain employees of AWS and costs and potential liabilities relating to the legal proceeding captioned Werbowsky
                                                                     ---------
v. American Waste Services, Inc., et al. On June 17, 1998 AWS distributed, as a
---------------------------------------
special dividend, all of the outstanding shares of capital stock of Avalon to the holders of AWS common stock on a pro rata and corresponding basis (the "Spin-off"). On June 18, 1998, in accordance with the terms of an Agreement and Plan of Merger dated as of February 6, 1998 entered into by and among USA Waste Services, Inc., C&S Ohio Corp. and AWS (the "Merger Agreement"), AWS merged with C&S Ohio Corp. becoming a wholly owned subsidiary of USA Waste Services, Inc.

The certain other assets and liabilities of AWS contributed to and assumed by Avalon pursuant to the Contribution Agreement and Merger Agreement were as follows (in thousands):


Assets contributed:

     Cash.....................................................................  $ 4,974
     Accounts receivable......................................................       69
     Accounts receivable -- AWS subsidiaries..................................   15,965
     Deferred income taxes....................................................        8
     Prepaid expenses.........................................................      275
     Properties, net..........................................................    5,100
     Notes receivable -- AWS subsidiaries.....................................    1,536
     Other assets.............................................................       15
                                                                                -------
            Total assets contributed..........................................  $27,942
                                                                                -------
 Liabilities assumed:
     Accounts payable.........................................................  $   298
     Accounts payable -- Avalon subsidiaries..................................    5,688
     Other current liabilities................................................      764
     Deferred income taxes....................................................      295
                                                                                -------
            Total liabilities assumed.........................................    7,045
                                                                                -------
            Net assets contributed............................................  $20,897
                                                                                -------



 The net assets contributed were recorded as a paid-in capital contribution.



The Accounts receivable-AWS subsidiaries and Notes receivable-AWS subsidiaries were paid to Avalon prior to the Spin-off. These funds, together with the cash contributed by AWS of $5 million, are reflected in the financing activities of the Consolidated and Combined Statements of Cash Flows, under the caption "Capital contribution from AWS."

The financial information of Avalon for all periods presented prior to June 18, 1998 reflect the operation of the businesses of the Company while operating as subsidiaries of American Waste Services, Inc. The accounts receivable balance from AWS and its subsidiaries at December 31, 1997 was $7.7 million. As a result of the Spin-off, AWS and its subsidiaries ceased to be affiliates of Avalon. Therefore, for all periods presented, any amounts due from or to these businesses are reflected as third party accounts receivable in the accompanying consolidated and combined balance sheets.

Note 2. Summary of Significant Accounting Policies

The significant accounting policies of Avalon which are summarized below are consistent with generally accepted accounting principles and reflect practices appropriate to the businesses in which they operate. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain prior year amounts have been reclassified to be consistent with the 1998 presentation.

Principles of consolidation and combination

The consolidated and combined financial statements include the accounts of the Company including all wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The financial information of Avalon for all periods presented prior to June 18, 1998 reflect the operation of the businesses of the Company while operating as subsidiaries of American Waste Services, Inc.

Cash and cash equivalents

Cash and cash equivalents include money market instruments and other highly liquid investments that are stated at cost which approximates market value. Such investments, which mature in three months or less from date of purchase, are considered to be cash equivalents for purposes of the consolidated and combined statements of cash flows and consolidated and combined balance sheets. The balance of such short-term investments was $21,577,000 and $660,000 at December 31, 1998 and 1997, respectively.

Financial instruments

The fair value of financial instruments consisting of cash, cash equivalents, receivables, obligations under accounts payable and debt instruments at December 31, 1998 and 1997, approximates carrying value.

Property and equipment

All property and equipment, other than property and equipment subject to a plan of disposal, is stated at cost and depreciated using the straight-line method over the estimated useful life of the asset which varies from 10 to 20 years for land improvements; 5 to 50 years in the case of buildings and improvements; and from 3 to 10 years for machinery and equipment, transportation equipment and vehicles, and office furniture and equipment.

Major additions and improvements are charged to the property and equipment accounts while replacements, maintenance and repairs which do not improve or extend the life of the respective asset are expensed currently. The cost of assets retired or otherwise disposed of and the related accumulated depreciation is eliminated from the accounts in the year of disposal. Gains or losses resulting from disposals of property and equipment are credited or charged to operations currently. Interest costs are capitalized on significant projects of development or expansion and other construction.

Costs in excess of fair market value of net assets of acquired businesses

The costs in excess of fair market value of net assets of acquired businesses is amortized on a straight-line basis over 25 years. Amortization of these costs was $172,000 in 1998, 1997 and 1996. Accumulated amortization at December 31, 1998 and 1997 was $4,797,000 and $4,625,000, respectively. During the fourth quarter of 1998, in accordance with the Company's asset impairment policy, a portion of the costs in excess of fair market value of net assets of acquired businesses was written off (see Note 3).

Other intangible assets

Included in the balance of "Other assets, net" are other intangible assets of $121,000 and $132,000 at December 31, 1998 and 1997, respectively. Amortization of other intangible assets in 1998, 1997 and 1996 was $31,000, $14,000 and $9,000, respectively.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Prior to the Spin-off, the Company's operations were included in the consolidated federal and state income tax returns of AWS. For all periods presented, the income tax provisions and tax liabilities of the Company have been recorded as if the Company had been a stand-alone entity filing separate tax returns.

Revenue recognition

The Company recognizes revenue for transportation services on the date of delivery. Revenue for waste disposal brokerage and management services and technical environmental services, excluding laboratory services, is recognized as services are performed, while revenue for laboratory services is recognized when the service is completed. On contracts where the percentage-of-completion method is used, revenue is recognized for a portion of the total contract revenue, in the proportion that costs incurred bear to management's estimate of total contract costs to be incurred, commencing when progress reaches a point where experience is sufficient to estimate final results with reasonable accuracy. Earnings and costs on contracts are subject to revision throughout the term of the contract, and any required revisions are made in the periods in which revisions become known. Provision is made for the full amount of anticipated losses in the period in which they are determinable.

Costs and estimated earnings in excess of billings on uncompleted contracts represent revenues recognized on contracts for which billings will be presented in accordance with contract provisions. Such revenues are generally expected to be billed and collected within one year.

Asset impairments

The Company periodically reviews the carrying value of certain of its assets in relation to historical results, current business conditions and trends to identify potential situations in which the carrying value of assets may not be recoverable. If such reviews indicate that the carrying value of such assets may not be recoverable, the Company would estimate the undiscounted sum of the expected future cash flows of such assets to determine if such sum is less than the carrying value of such assets to ascertain if an impairment exists. If an impairment exists, the Company would determine the fair value by using quoted market prices, if available, for such assets; or if quoted market prices are not available, the Company would discount the expected future cash flows of such assets.



Pro forma net income (loss) per share

For purposes of determining the pro forma net income (loss) per share data for the years ended December 31, 1998 and 1997, all of the Company's common stock issued as a result of the Spin-off is deemed to have been outstanding since the beginning of 1997. As such, the weighted average number of shares outstanding for 1998 and 1997 is 3,803,331.

Pro forma adjustments for 1997 have been made to (i) eliminate the results of operations of Eagle Fidelity Insurance Company, a subsidiary of AWS contributed to Avalon, the sole function of which was to provide insurance to the AWS landfill subsidiaries, and (ii) reflect a tax adjustment due to the inability of Avalon to carry back a net operating loss. The total amount of these pro forma adjustments are $341,000, thereby increasing the net loss in 1997. No pro forma adjustments were made in 1998 because the adjustments were immaterial.

Selling, general and administrative expense

Certain selling, general and administrative expenses were allocated to the Company from AWS prior to the Spin-off. The amount allocated to Avalon from AWS from January 1, 1998 to June 17, 1998 amounted to $867,000. The amounts allocated to Avalon from AWS for the full years of 1997 and 1996 were $1,709,000 and $1,704,000, respectively. These costs represent costs of AWS allocated to the Company and are not representative of what these costs would have been if the Company had been operating on an independent basis.

Note 3. Long-lived Asset Impairments

During the fourth quarter of 1998, the remediation business of the Company's technical environmental services operations continued to experience operating losses. As a result, the Company has changed the focus of its remediation business from larger projects to smaller projects and to providing support to the Company's other environmental services. In accordance with the Company's asset impairment policy, the Company performed an evaluation of the costs in excess of fair market value of net assets of businesses acquired ("goodwill") of the remediation business to determine if the carrying value of such asset was recoverable.

In accordance with the Company's asset impairment policy, to ascertain whether an impairment existed, the Company estimated the undiscounted sum of the expected future after-tax cash flows of the remediation business, excluding amortization of goodwill, to determine if such sum was less than the carrying value of the goodwill, which had a remaining life of 17 years. The evaluation indicated the existence of an impairment.

As a result of the existence of an impairment, in determining the fair value of the goodwill, the Company concluded that the remediation business could not be sold for more than the carrying value of its property and equipment. Therefore, the Company recorded a write-down of the goodwill in the amount of $377,000 in the fourth quarter of 1998. The write-down is included in the Consolidated and Combined Statements of Operations under the caption "Write-down of costs in excess of fair market value of net assets of acquired businesses."

In addition, as a result of the change in focus to smaller remediation projects, the management of the remediation business decided during the fourth quarter of 1998 to sell a piece of equipment which had been utilized solely on large remediation projects. In accordance with the Company's asset impairment policy, the Company recorded a write-down of $100,000 in the fourth quarter of 1998 to reflect the fair value of this asset. This write-down is included in the Consolidated and Combined Statements of Operations under the caption "Write-down of assets."

During the fourth quarter of 1998, the Company also committed to a plan to dispose of certain assets of the transportation operations which resulted in the write-down of such assets in accordance with the Company's asset impairment policy. Prior to the Spin-off, the Company used special containers designed primarily for hauling waste over long distances to an affiliated disposal facility which owned special equipment necessary to unload these specialized containers. As a result of the transportation operation's decreased utilization of these containers subsequent to the Spin-off and the fact that the disposal facility which owns the unloading equipment is no longer affiliated with the Company, management of the transportation operations decided during the fourth quarter of 1998 to discontinue utilizing these special containers and to sell or dispose of them. In accordance with the Company's asset impairment policy, the Company, therefore, recorded a write-down of $499,000 in the fourth quarter of 1998 to reflect the fair value of these assets. The write-down is included in the Consolidated and Combined Statements of Operations under the caption "Write-down of assets."



Note 4. Property and Equipment

Property and equipment at December 31, 1998 and 1997 consists of the following (in thousands):

                                                                                1998       1997
                                                                              -------------------

Land and land improvements..................................................  $  4,180   $  3,999
Buildings and improvements..................................................    13,431      9,014
Machinery and equipment.....................................................     4,859      4,629
Transportation equipment and vehicles.......................................    11,722     10,993
Office furniture and equipment..............................................     4,416      3,697
Construction in progress....................................................        18        154
                                                                              -------------------
                                                                                38,626     32,486
Less accumulated depreciation and
       amortization.........................................................   (15,326)   (13,302)
                                                                              -------------------
Property and equipment, net.................................................  $ 23,300   $ 19,184
                                                                              -------------------


Note 5. Debt

Long-term debt at December 31, 1998 and 1997 is as follows (in thousands):



                                                                                 1998       1997
                                                                              -------------------
Equipment loans secured by certain
   transportation equipment, payable
   monthly through August 1998, with
   interest at 8.8%.........................................................  $     --   $    125

Variable rate loan collateralized by mortgage
   on golf course property, payable monthly
   through March 2008, with interest rate
   ceiling of 8% until March 1998 and
   9.5% thereafter..........................................................        --      1,111
                                                                              --------------------
Total long-term debt........................................................        --      1,236

Less current portion........................................................        --        230
                                                                              --------------------
                                                                               $     --  $  1,006
                                                                              --------------------


Total interest costs incurred by the Company totaled $45,000, $118,000 and $141,000 in 1998, 1997 and 1996, respectively. Interest payments in 1998, 1997 and 1996 were $53,000, $119,000 and $143,000, respectively.

Note 6. Income Taxes

Prior to the Spin-off, the Company's operations were included in the consolidated federal and state income tax returns of AWS. For all periods presented, the income tax provisions and tax liabilities of the Company have been recorded as if the Company had been a stand-alone entity filing separate tax returns.

Income (loss) before income taxes for each of the three years ended December 31, 1998 was subject to taxation under United States jurisdictions only.

The provisions (benefits) for income taxes charged to operations consist of the following (in thousands):


               1998    1997    1996
              -----------------------

Current:
   Federal..  $ 701   $(105)  $1,173
   State....     44      59      127
              ----------------------
                745     (46)   1,300
              ----------------------

Deferred:
   Federal..   (527)    (70)    (369)
   State....    (35)    (22)     (12)
              ----------------------
               (562)    (92)    (381)
              ----------------------
              $ 183   $(138)  $  919
              ----------------------

The tax effects of temporary differences that give rise to significant portions of the deferred tax (assets) liabilities at December 31, 1998 and 1997 are as follows (in thousands):

                                          1998     1997
                                        -----------------
Deferred tax assets:
Accounts receivable, principally due
  to allowance for doubtful accounts..  $  (266)  $ (166)
Reserves not deductible until paid....     (611)    (570)
Net operating loss carry-forwards.....     (111)    (101)
Other.................................      (14)     (19)
                                        -----------------
Gross deferred tax assets.............   (1,002)    (856)
Less valuation allowance..............       75       --
                                        -----------------
Net deferred tax assets...............  $  (927)  $ (856)
                                        -----------------

Deferred tax liabilities:
Property and equipment................  $ 1,578   $1,915
Other.................................      242      109
                                        -----------------
Gross deferred tax liabilities........    1,820    2,024
                                        -----------------
Net deferred tax liability............  $   893   $1,168
                                        -----------------


At December 31, 1998, the Company had net operating loss carryforwards of $111,000 which will expire in the following manner (in thousands):

2005..............................................  $ 32
2006..............................................     6
2007..............................................    44
2008..............................................    29
                                                    ----
                                                    $111
                                                    ----


The provision (benefit) for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to income (loss) before income taxes as a result of the following differences (in thousands):

                                1998    1997    1996
                               ----------------------

Income (loss) before income
   taxes.....................  $(464)  $(804)  $2,256
Federal statutory tax rate...     35%     35%      35%
                               ----------------------
                                (162)   (281)     790
State income taxes, net
   of federal income tax
   benefits..................      6      24       75
Nondeductible amortization
   and depreciation..........    187      60       60
Other nondeductible
   expenses..................    132      54       16
Other, net...................     20       5      (22)
                               ----------------------
                               $ 183   $(138)  $  919
                               ----------------------

The Company made income tax payments to state taxing authorities of $84,000, $82,000 and $99,000 in 1998, 1997 and 1996, respectively, and payments to AWS for federal income tax purposes in the amounts of $-0-, $-0- and $1,126,000 in 1998, 1997 and 1996, respectively. The Company made a federal income tax payment of $25,000 in 1998.



Note 7. Retirement Benefits

The Company sponsors a defined contribution profit sharing plan that is a qualified tax deferred benefit plan under Section 401(k) of the Internal Revenue Code (the "Plan"). Substantially all employees are eligible to participate in the Plan. The Plan provides for employer discretionary cash contributions determined by Avalon's Board of Directors. Discretionary contributions vest on a graduated basis and become 100% vested after six years of service. Plan participants may also contribute a portion of their annual compensation to the Plan, subject to maximums imposed by the Internal Revenue Code and related regulations. Costs charged to operations for the Company's contributions were $604,000, $363,000 and $350,000 for the years 1998, 1997 and 1996, respectively.

Note 8. Legal Matters

On or about October 3, 1991, one shareholder owning 100 shares of AWS Class A Common Stock brought suit against AWS and others on behalf of himself and a purported class of other stockholders in the United States District Court for the Southern District of New York captioned Werbowsky v. American Waste
                                            ---------------------------
Services, Inc. et al. The suit, which was transferred to the District Court for
--------------------
the Northern District of Ohio, alleged that AWS, the signatories to the registration statement filed with the Securities and Exchange Commission during October 1990, and AWS's underwriters violated federal securities laws in connection with AWS's public offering of six million shares of Class A Common Stock in October 1990. Among other things, the suit alleged misrepresentations and failures to disclose allegedly material information concerning the nature of AWS's market; the size of AWS's market; AWS's failure to disclose that its landfills were located within a 50-mile radius of each other in Ohio, thus making AWS especially vulnerable to local conditions and competition; AWS's failure to set forth the present and imminent competition; and AWS's growth. The plaintiff sought damages in an unspecified amount alleged to have arisen in part from the decline in the price of AWS's stock following the public offering, and rescission.

On September 26, 1997 the Court granted the defendants' motion for Summary Judgment and dismissed plaintiff's case. On December 22, 1998, the United States Court of Appeals for the Sixth Circuit upheld dismissal of the case. Avalon has agreed to assume and indemnify AWS for any costs and potential liability with respect to this matter.

In September 1995, certain subsidiaries of Avalon were informed that they had been identified as potentially responsible parties by the Indiana Department of Environmental Management with respect to a Fulton County, Indiana, hazardous waste disposal facility which is subject to remedial action under Indiana environmental laws. Such identification is based upon the subsidiaries having been involved in the transportation of hazardous substances to the facility. During the third quarter of 1997 Avalon's subsidiaries became parties to an Agreed Order for Remedial Investigation/Capital Feasibility Study and the Four County Landfill Site Participation Agreement ("Participation Agreement"). A large number of waste generators and other waste transportation and disposal companies have also been identified as responsible or potentially responsible parties with respect to this facility. Because the relevant law provides for joint and several liability among the responsible parties, any one of them, including Avalon's subsidiaries, could be assessed the entire cost of the remediation, although this is unlikely. Currently, the extent of any liability of any of Avalon's subsidiaries is currently unknown.

When Avalon concludes that it is probable that a liability has been incurred with respect to a site, a provision is made in Avalon's financial statements for Avalon's best estimate of the liability based on management's judgment and experience, information available from regulatory agencies, and the number, financial resources and relative degree of responsibility of other potentially responsible parties who are jointly and severally liable for remediation of that site as well as the typical allocation of costs among such parties. If a range of possible outcomes is estimated and no amount within the range appears to be a better estimate than any other, then Avalon provides for the minimum amount within the range, in accordance with generally accepted accounting principles. At December 31, 1998, the Company has an accrued liability of $845,000 relating to this matter included in the Consolidated and Combined Balance Sheets under the caption "Other noncurrent liabilities."

Avalon's estimates are revised, as deemed necessary, as additional information becomes known. Avalon anticipates obtaining additional information by reason of, among other things, having entered into the Participation Agreement. While the measurement of environmental liabilities is inherently difficult and the possibility remains that technological, regulatory or enforcement developments, the results of environmental studies or other factors could materially alter Avalon's expectations at any time, Avalon does not anticipate that the amount of any such revisions will have a material adverse effect on it.

In the ordinary course of conducting its business, Avalon also becomes involved in lawsuits, administrative proceedings and governmental investigations, including those relating to environmental matters. Some of these proceedings may result in fines, penalties or judgments being assessed against Avalon which, from time to time, may have an impact on its business and financial condition. Although the outcome of such lawsuits or other proceedings cannot be predicted with certainty, the Company does not believe that any uninsured ultimate liabilities, fines or penalties resulting from such pending proceedings, individually or in the aggregate, would have a material adverse effect on it.

Note 9. Lease Commitments

Avalon leases certain office facilities, vehicles, machinery and equipment. Future commitments under long-term, noncancellable operating leases at December 31, 1998 are as follows (in thousands):

Year ending December 31,
-----------------------

1999......................  $1,806
2000......................   1,643
2001......................   1,361
2002......................     875
2003......................     746
After 2003................     232
                            ------
                            $6,663
                            ------

Rental expense included in the consolidated and combined statements of operations amounted to $2,800,000 in 1998, $1,724,000 in 1997, and $1,265,000 in
1996.

Note 10. Business Segment Information

Effective for the year ended December 31, 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information," requiring that companies disclose segment data based on how management makes resource allocation decisions and evaluates segment operating performance.

In applying the Statement, the Company considered its operating and management structure and the types of information subject to regular review by its "chief operating decision maker." On this basis, the Company's reportable segments include transportation services, technical environmental services, and waste disposal brokerage and management services. The segment disclosures are presented on this new basis for 1998, as well as retroactively.

Avalon's primary business segment provides transportation services that include transportation of hazardous and nonhazardous waste as well as general and bulk commodities. The technical environmental services segment provides environmental consulting, engineering, site assessments, analytical laboratory, remediation services and operates and manages a captive landfill for an industrial customer. The waste disposal brokerage and management services segment provides disposal brokerage and management services for both hazardous and nonhazardous waste. Other businesses include the operation of a public golf course and related operations. Avalon does not have significant operations located outside the United States and, accordingly, geographical segment information is not presented.

Prior to the Spin-off, the transportation services segment obtained approximately $2.4 million, $5 million and $4.5 million of its net operating revenue from AWS's landfill subsidiaries in 1998, 1997 and 1996, respectively. The other Avalon segments did not have significant transactions with the AWS landfill subsidiaries in 1998, 1997 or 1996.

The accounting policies of the segments are consistent with those described for the consolidated and combined financial statements in the summary of significant accounting policies (see Note 2). The Company measures segment profit for internal reporting purposes as income (loss) before taxes. Business segment information including the reconciliation of segment income to consolidated and combined income (loss) before taxes is as follows (in thousands):


                                               1998     1997      1996
                                             ----------------------------

Net operating revenues from:
Transportation services:
 External customers revenues................ $33,105   $33,901   $30,319
 Intersegment revenues......................   4,215     2,372     2,480
                                             ----------------------------
 Total transportation services..............  37,320    36,273    32,799
                                             ----------------------------
Technical environmental services:
 External customers revenues................  25,192    16,922    22,108
 Intersegment revenues......................     134       103       235
                                             ----------------------------
 Total technical environmental
  services..................................  25,326    17,025    22,343
                                             ----------------------------
Waste disposal brokerage and management:
 External customers revenues................  12,900     6,547     5,801
 Intersegment revenues......................   1,534       493     2,305
                                             ----------------------------
 Total waste disposal brokerage
  and management services...................  14,434     7,040     8,106
                                             ----------------------------
Other businesses:
 External customers revenues................   3,298     3,317     3,133
 Intersegment revenues......................     286       201       328
                                             ----------------------------
 Total other businesses.....................   3,584     3,518     3,461
                                             ----------------------------
 Segment operating revenues.................  80,664    63,856    66,709
 Intersegment eliminations..................  (6,169)   (3,169)   (5,348)
                                             ----------------------------
 Total net operating revenues............... $74,495   $60,687   $61,361
                                             ----------------------------
Income (loss) before taxes:
 Transportation services.................... $ 1,575   $ 2,084   $ 1,817
  Technical environmental
   services.................................    (115)   (2,594)      697
  Waste disposal brokerage and
   management services......................   1,282       908     1,222
  Other businesses..........................     361       501       224
                                             ----------------------------
  Segment income before taxes...............   3,103       899     3,960
  Corporate interest income.................     557        --        --
  Corporate other income, net...............      35         6        --
  General corporate expenses................  (4,159)   (1,709)   (1,704)
                                             ----------------------------
  Income (loss) before taxes................ $  (464)  $  (804)  $ 2,256
                                             ----------------------------
Depreciation and amortization:
 Transportation services.................... $ 1,294   $ 1,245   $ 1,325
 Technical environmental
  services..................................     961       830       832
 Waste disposal brokerage and
  management services.......................      --        --        --
 Other businesses...........................     273       252       247
 Corporate..................................      94        --        --
                                             ----------------------------
   Total.................................... $ 2,622   $ 2,327   $ 2,404
                                             ----------------------------



                                               1998      1997      1996
                                             ----------------------------
Interest expense:
 Transportation services...................  $     4   $    24   $    38
 Technical environmental
  services.................................       --        --        --
 Waste disposal brokerage and
  management services......................       --        --        --
 Other business............................       41        94       103
                                             ----------------------------
   Total...................................  $    45   $   118   $   141
                                             ----------------------------
Interest income:
 Transportation services...................  $    35   $    48   $    52
 Technical environmental
  services.................................       40        15        36
 Waste disposal brokerage
  and management services..................       18         8        13
 Other business............................       17        13        10
 Corporate.................................      557        --        --
                                             ----------------------------
   Total...................................  $   667   $    84   $   111
                                             ----------------------------
Other significant noncash items:
 Write-down of assets
  Transportation services..................  $   499   $    --   $    --
  Technical environmental
   services................................      100        --        --
                                             ----------------------------
   Total...................................  $   599   $    --   $    --
                                             ----------------------------
 Write-down of costs in excess
 of fair market value of net
 assets of businesses acquired:
  Technical environmental                    ----------------------------
   services.................................  $   377   $    --   $    --
                                             ----------------------------
Capital expenditures:
 Transportation services...................  $ 1,171   $ 1,352   $ 1,225
 Technical environmental
  services.................................      895     1,453       383
 Waste disposal brokerage and
  management services......................       --        --        --
 Other businesses..........................       58        76        90
 Corporate.................................      145        --        --
                                             ----------------------------
   Total...................................  $ 2,269   $ 2,881   $ 1,698
                                             ----------------------------
Identifiable assets at December 31:
 Transportation services...................  $17,288   $21,326   $20,657
 Technical environmental
  services.................................   11,751    14,548    15,807
 Waste disposal brokerage and
  management services......................    3,163     1,719     1,436
 Other businesses..........................    4,095     5,161     5,223
 Corporate.................................   30,388     1,763     1,976
                                             ----------------------------
   Total...................................  $66,685   $44,517   $45,099
                                             ----------------------------

Note 11. Quarterly Financial Data (Unaudited)

Selected quarterly financial data for each quarter in 1998 and 1997 is as follows (in thousands except for per share amounts):



                                          Year ended December 31, 1998
                                -----------------------------------------------
                                  First     Second    Third    Fourth
                                 Quarter   Quarter   Quarter  Quarter    Total
                                -----------------------------------------------
Net operating revenues.........  $15,811   $18,086   $21,204  $19,394   $74,495
Income (loss) from operations..      186      (242)      500   (1,995)   (1,551)
Net income (loss)..............  $    91   $   103   $   366  $(1,207)  $  (647)
                                -----------------------------------------------

                                         Year ended December 31, 1997
                                -----------------------------------------------
                                  First    Second     Third   Fourth
                                 Quarter   Quarter   Quarter  Quarter    Total
                                -----------------------------------------------
Net operating revenues.......... $13,162   $13,682   $16,747  $17,096   $60,687
Income (loss) from operations...  (1,427)       69       216      201      (941)
Net income (loss)............... $  (946)  $    21   $   140  $   119   $  (666)
                                -----------------------------------------------



--------------------------------------------------------------------------------
Independent Auditors' Report

The Shareholders and Board of Directors of Avalon Holdings Corporation

We have audited the accompanying consolidated and combined balance sheets of Avalon Holdings Corporation and subsidiaries (formerly the Avalon Business of American Waste Services, Inc.) as of December 31, 1998 and 1997 and the related consolidated and combined statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated and combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated and combined financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated and combined financial statements referred to above present fairly, in all material respects, the financial position of Avalon Holdings Corporation and subsidiaries (formerly the Avalon Business of American Waste Services, Inc.) as of December 31, 1998 and 1997 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.



KPMG LLP

/s/ KPMG LLP

Cleveland, Ohio
March 10, 1999

Avalon Holdings Corporation and Subsidiaries (formerly the Avalon Business of
-----------------------------------------------------------------------------
American Waste Services, Inc.)
-----------------------------

Digest of Financial Data





                                                (All amounts are in thousands, except per share data,
                                                        percentages and number of employees)
                                                -----------------------------------------------------
                                                  1998      1997       1996       1995      1994
                                                -----------------------------------------------------

Selected statement of operations information
Net operating revenues......................... $ 74,495   $60,687   $61,361   $ 65,706   $69,514
Income (loss) from operations..................   (1,551)     (941)    2,109    (15,395)    2,442
Interest expense...............................       45       118       141        166       186
Net income (loss)..............................     (647)     (666)    1,337    (14,660)    1,298
Pro forma net income (loss) per share (*)......     (.17)     (.26)        *          *         *
Dividends per Class A share....................       --        --        --         --        --
Dividends per Class B share....................       --        --        --         --        --
Weighted average shares used to calculate
  pro forma net income (loss) per share (*)....    3,803     3,803         *          *         *

Selected cash flow information
Cash flows provided by
  operating activities.........................    1,558     2,749       361      6,059     1,326
Cash used for capital expenditures.............    2,269     2,881     1,698      2,183     1,247

Selected year-end balance sheet information
Cash and cash equivalents......................   22,274     1,763     1,975      2,647     2,494
Current assets.................................   40,666    22,078    23,090     23,059    27,941
Current liabilities............................   11,693     8,341     7,780     10,072    11,255
Working capital................................   28,973    13,737    15,310     12,987    16,686
Properties less accumulated
  depreciation and amortization................   23,300    19,184    18,680     20,147    21,273
Total assets...................................   66,685    44,517    45,099     44,225    62,985
Current portion of long-term debt..............       --       230       305        358       348
Long-term debt.................................       --     1,006     1,236      1,633     1,622
Deferred income taxes..........................    1,209     1,367     1,429      1,792     2,999
Shareholders' equity...........................   52,938    32,947    33,713     32,276    50,765

Other information
Working capital ratio..........................    3.5:1     2.6:1     3.0:1     2.29:1     2.5:1
Percent of debt-to-total capital employed......       --         4%        4%         6%        4%
Quoted market price-Class A shares:
  High.........................................  9 1/2         N/A       N/A        N/A       N/A
  Low..........................................  5 11/16       N/A       N/A        N/A       N/A
  Year-end.....................................  7 1/16        N/A       N/A        N/A       N/A
Number of employees at year-end................      441       363       364        354       382

(*) In accordance with the Securities and Exchange Commission regulations, pro forma net income (loss) per share has been presented only for the year in which the Spin-off occurred and the preceding year. For purposes of determining the pro forma net income (loss) per share, all of the Company's common stock issued as a result of the Spin-off is deemed to have been outstanding since the beginning of 1997.

Avalon Holdings Corporation and Subsidiaries (formerly the Avalon Business of
-----------------------------------------------------------------------------
American Waste Services, Inc.)
------------------------------


Company Location Directory

Corporate Office

Avalon Holdings Corporation
One American Way
Warren, Ohio 44484-5555
(330) 856-8800

Disposal Services

American Waste Management
  Services, Inc.
One American Way
Warren, Ohio 44484-5555
(330) 856-8800



Transportation Offices

DartAmericA, Inc.
Dart Trucking Company, Inc.
Dart Services, Inc.
TRB National Systems, Inc.
One American Way
Warren, Ohio 44484-5555
(330) 856-8430

Transportation Terminals

Dart Trucking Company, Inc.
61 Railroad Street
Canfield, Ohio 44406

Dart Trucking Company, Inc.
200 Old Webster Road
Oxford, Massachusetts 01540

Dart Trucking Company, Inc.
1807A Route 7
Kenova, West Virginia 25530

Dart Trucking Company, Inc.
28569 Glenwood Rd., P.O. Box 974
Perrysburg, Ohio 43551

Dart Trucking Company, Inc.
11861 S. Cottage Grove Ave.
Chicago, Illinois 60628

Technical Services

Earth Sciences Consultants, Inc.
Corporate Headquarters
One Triangle Lane
Export, Pennsylvania 15632
(724) 733-3000

Earth Sciences Consultants, Inc.
Philadelphia Regional Office
490 Norristown Road, Suite 250
Office Court at Walton Point
Blue Bell, Pennsylvania 19422
(610) 828-2525

Earth Sciences Consultants, Inc.
Ohio Operations
190 N. Union Street, Suite 301
Akron, Ohio 44304
(330) 535-6966

Antech Ltd.
One Triangle Lane
Export, Pennsylvania 15632
(724) 733-1161

AWS Remediation, Inc.
One Triangle Lane
Export, Pennsylvania 15632
(724) 733-1009

American Landfill Management, Inc.
One American Way
Warren, Ohio 44484-5555
(330) 856-8800

Avalon Holdings Corporation and Subsidiaries (formerly the Avalon Business of
-----------------------------------------------------------------------------
American Waste Services, Inc.)
------------------------------

Directors and Officers



Directors

Ronald E. Klingle
/1/(Chairman) /2/(Chairman)
Chairman of the Board and
Chief Executive Officer

Darrell D. Wilson/1,2/
President and Chief
Operating Officer

Sanford B. Ferguson/1,3,4/(Chairman)
Partner, Kirkpatrick & Lockhart
(law firm)

Robert M. Arnoni/2,3,4/
President, Arnoni Development

Stephen L. Gordon/3/(Chairman),/4/
Partner, Beveridge &
Diamond (law firm)

Officers

Ronald E. Klingle
Chairman of the Board and
Chief Executive Officer

Darrell D. Wilson
President and Chief
Operating Officer

Timothy C. Coxson
Treasurer and Chief
Financial Officer

Jeffrey M. Grinstein
Secretary

Frances R. Klingle
Chief Administrative Officer

Kenneth R. Nichols
Vice President, Taxes

/1/Executive Committee

/2/Compensation Committee

/3/Audit Committee

/4/Option Plan Committee

Avalon Holdings Corporation and Subsidiaries (formerly the Avalon Business of
-----------------------------------------------------------------------------
American Waste Services, Inc.)
------------------------------
Shareholder Information



Annual meeting of shareholders

The annual meeting of shareholders will be held at the Grand Pavilion, One American Way, Warren, Ohio, on Thursday, April 29, 1999, at 10:00 a.m.

Common stock information

The Company's Class A Common Stock is listed on the American Stock Exchange (symbol: AWX). Quarterly stock information from June 18, 1998 to December 31, 1998 as reported by The Wall Street Journal is as follows:

1998:

Quarter Ended    High   Low      Close
---------------------------------------
June 30          8      5 11/16  6 5/8
September 30     9 1/2  6 3/4    8 1/2
December 31      8 3/8  7        7 1/16

No dividends were paid during 1998.

There are 791 Class A and 13 Class B Common Stock shareholders of record as of the close of business March 2, 1998. The number of holders is based upon the actual holders registered on the records of the Company's transfer agent and registrar and does not include holders of shares in "street names" or persons, partnerships, associations, corporations or other entities identified in security position listings maintained by depository trust companies.

Dividend policy

The Company presently intends to retain earnings for use in the operation and expansion of its business and therefore does not anticipate paying any cash dividends in the foreseeable future.

Annual report on Form 10-K

Copies of the Company's annual report on Form 10-K can be obtained free of charge by writing to Avalon Holdings Corporation, One American Way, Warren, Ohio 44484-5555, Attention: Shareholder Relations.

Transfer agent and registrar

The transfer agent and registrar for the Company is American Stock Transfer and Trust Company. All correspondence concerning stock transfers should be directed to them at 40 Wall Street, New York, New York 10005.

Investor inquiries

Security analysts, institutional investors, shareholders, news media representatives and others seeking financial information or general information about the Company are invited to direct their inquiries to Timothy C. Coxson, Treasurer and Chief Financial Officer, telephone (330) 856-8800.


----------------------------------------------------------------------------
Policy statement on equal employment
opportunity and affirmative action

The Company is firmly committed to a policy of equal employment opportunity and affirmative action. Toward this end, the Company will continue to recruit, hire, train and promote persons in all job titles, without regard to race, color, religion, sex, national origin, age, handicap, ancestry or Vietnam-era or disabled veteran status. We will base all decisions on merit so as to further the principle of equal employment opportunity. This policy extends to promotions and to all actions regarding employment including compensation, benefits, transfers, layoffs, return from layoffs, Company-sponsored training and social programs.

24