Form 10-K405, Exhibit 13
period 1999-12-31
AVALON HOLDINGS CORP
filed 2000-03-24
CIK 1061069

                          Avalon Holdings Corporation

                              1999 Annual Report

---------------------------------------------------------------------
                              Financial Highlights


  (in thousands, except for per share amounts)

For the year                                       1999      1998
-----------------------------------------------  --------  --------
Net operating revenues.........................  $80,860   $74,495
Income (loss) from operations..................      992    (1,551)
Net income (loss)..............................    1,223      (647)
Net income and pro forma net (loss) per share..      .32      (.17)
Net cash provided by operating activities......    2,046     1,558
Net cash used in investing activities..........   (5,594)   (2,186)
Net cash provided by financing activities......  $  ----   $21,139

At year-end                                         1999      1998
-----------------------------------------------  -------   -------
Working capital................................  $26,969   $28,973
Total assets...................................   66,404    66,685
Shareholders' equity...........................   54,161    52,938

---------------------------------------------------------------------


                                  The Company

Avalon Holdings Corporation provides transportation services, waste disposal brokerage and management services, and technical environmental services including environmental engineering, site assessment, analytical laboratory, remediation and landfill management services to industrial, commercial, municipal and governmental customers. Avalon Holdings Corporation also owns and operates a golf course and related facilities.

--------------------------------------------------------

                Contents

Financial Highlights.................        1

Management's Discussion and
   Analysis of Financial Condition
   and Results of Operations.........        2

Consolidated Balance Sheets..........        9

Consolidated Statements of
  Operations.........................       10

Consolidated Statements of Cash
  Flows..............................       11

Consolidated Statements of
   Shareholders' Equity..............       12

Notes to Consolidated Financial
   Statements........................       13

Independent Auditors' Report.........       22

Digest of Financial Data.............       24

Company Location Directory...........       25

Directors and Officers...............       26

Shareholder Information..............       27


Avalon Holdings Corporation and Subsidiaries (formerly the Avalon business of
-----------------------------------------------------------------------------
American Waste Services, Inc.)
------------------------------


Management's Discussion and Analysis of
Financial Condition and Results of Operations

The following discussion provides information which management believes is relevant to an assessment and understanding of the operations and financial condition of Avalon Holdings Corporation and its Subsidiaries (collectively the "Company" or "Avalon"), formerly the Avalon Business of American Waste Services, Inc. This discussion should be read in conjunction with the consolidated financial statements and accompanying notes.

Statements included in Management's Discussion and Analysis of Financial Condition and Results of Operations which are not historical in nature are intended to be, and are hereby identified as, `forward looking statements.' The Company cautions readers that forward looking statements, including, without limitation, those relating to the Company's future business prospects, revenues, working capital, liquidity, capital needs, interest costs, and income, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward looking statements, due to risks and factors identified herein and from time to time in the Company's report filed with the Securities and Exchange Commission.

Spin-off

Pursuant to the terms of a Contribution and Distribution Agreement dated as of May 7, 1998 between Avalon and American Waste Services, Inc. ("AWS"), AWS contributed to Avalon its transportation operations, technical environmental services operations, waste disposal brokerage and management operations, and golf course and related operations together with certain other assets including the headquarters of AWS and certain accounts receivable. In connection with the contribution, Avalon assumed certain liabilities of AWS including, without limitation, liabilities relating to the termination of employment of certain employees of AWS and costs and potential liabilities relating to a certain legal proceeding. On June 17, 1998 AWS distributed, as a special dividend, all of the outstanding shares of capital stock of Avalon to the holders of AWS common stock on a pro rata and corresponding basis (the "Spin-off").

Liquidity and Capital Resources

For the year 1999, the Company utilized existing cash and cash provided by operations to fund capital expenditures and meet operating needs.

  During 1999, capital expenditures for the Company totaled $5.9 million which was principally related to the purchase of equipment for the Company's transportation operations and capital improvements to the Company's golf course. The Company's aggregate capital expenditures in 2000 are expected to be in the range of $4 million to $6 million, which will relate principally to acquiring additional transportation equipment and capital improvements to the golf course.

  On August 2, 1999, the Company closed the golf course to begin capital improvements which are expected to be in the range of $3.5 million to $4 million. In addition to the capital improvements to the golf course, the Company anticipates capital expenditures of approximately $1 million for improvements to golf course related facilities. During 1999, golf course related capital expenditures were $2.4 million. The timing of expenditures is subject, among other things, to weather conditions. The Company expects the golf course to resume operations during the third quarter of 2000.

  Working capital decreased to $27 million at December 31, 1999 compared with $29 million at December 31, 1998. The decrease is primarily the result of utilizing existing cash for capital expenditures.


  The increase in Accounts receivable at December 31, 1999 compared with December 31, 1998 is primarily the result of increased net operating revenues in the fourth quarter of 1999 compared with the fourth quarter of 1998.

  The increase in Accrued payroll and other compensation at December 31, 1999 compared with December 31, 1998 is primarily the result of an increase in accrued performance-based compensation during 1999.

  The decrease in Accrued income taxes at December 31, 1999 compared with December 31, 1998 is primarily the result of federal income tax payments made in 1999.

  The decrease in Other noncurrent liabilities at December 31, 1999 compared with December 31, 1998 is primarily the result of a decrease in the estimated liability associated with the remediation of a hazardous waste disposal facility for which the Company had been identified as a potentially responsible party.

  Management believes that cash provided from operations, the availability of working capital, as well as the Company's ability to incur indebtedness, will be, for the foreseeable future, sufficient to meet operating requirements and fund capital expenditure programs. Avalon does not currently have a credit facility.

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

Performance in 1999 compared with 1998


Overall performance. Net operating revenues increased 8.5% to $80.9 million in 1999 from $74.5 million in 1998. The increase is primarily the result of a 7.4% increase in the net operating revenues of the transportation services segment, a 14.5% increase in the net operating revenues of the technical environmental services segment and a 28.4% increase in the net operating revenues of the waste disposal brokerage and management services segment partially offset by a decrease in the net operating revenues of the other business segment, which includes the golf course and related facilities. The golf course was closed August 2, 1999 to begin capital improvements. Cost of operations as a percentage of net operating revenues decreased to 85.8% in 1999 compared with 87.4% in 1998. The decrease is primarily the result of lower cost of operations as a percentage of net operating revenues of the technical environmental services segment. Selling, general and administrative expenses increased to $10.5 million in 1999 compared with $10 million in 1998. Such increase was primarily attributable to additional expenses resulting from operating as an independent company subsequent to the Spin-off for the entire year of 1999. Interest income increased to $1.1 million in 1999 compared with $.7 million in 1998 primarily as a result of higher average cash and cash equivalent balances for the entire year of 1999. The Company recorded net income of $1.2 million in 1999 compared with a net loss of $.6 million in 1998.

Segment performance.  Segment performance should be read in conjunction with
Note 11 to the Consolidated Financial Statements.

  Net operating revenues of the transportation services segment increased 7.4% to $40.1 million in 1999 from $37.3 million in 1998. The increase in net operating revenues is primarily attributable to an increase in the transportation of municipal solid waste and hazardous waste, partially offset by a decrease in the transportation of general commodities. Income before taxes of the transportation services segment increased to $2.3 million in 1999 compared with $1.6 million in 1998. Such increase is primarily attributable to increased net operating revenues and a reduction in operating costs of approximately $.6 million resulting from the Company reducing its accrued liability associated with anticipated remediation costs of a hazardous waste facility partially offset by higher fuel costs and increased rental expense of transportation equipment. Income before taxes for 1998 included a write-down of certain assets to be disposed of in the amount of approximately $.5 million partially offset by a one-time rebate of workers compensation premiums of $.4 million from the State of Ohio.

  Net operating revenues of the technical environmental services segment increased 14.5% to $29 million in 1999 from $25.3 million in 1998. The increase in net operating revenues is primarily the result of increased net operating revenues of remediation services and to a lesser extent increased net operating revenues of engineering and consulting services, laboratory services, and captive landfill management operations. Income before taxes increased to $2 million in 1999 compared with a loss before taxes of $.1 million in 1998. The increase in income before taxes is primarily the result of improved operating results of the remediation, engineering and consulting and captive landfill management operations. The loss before taxes for the technical environmental services segment in 1998 included a write-down of certain assets to be disposed of in the amount of $.1 million and a write-down of costs in excess of fair market value of net assets of acquired businesses of $.4 million.

  Net operating revenues of the waste disposal brokerage and management services segment increased 28.4% to $18.5 million in 1999 from $14.4 million in 1998.
The increase in net operating revenues is primarily the result of an increase in the level of disposal brokerage and management services provided during the first six months of 1999 as compared with the first six months of 1998 which preceded the Spin-off. Many customers, which had previously utilized the nonhazardous waste disposal facilities owned by American Waste Service, Inc., elected to do business with the Company's waste disposal brokerage and management operations after the Spin-off to ensure a continuation of the high level of management services to which these customers had become accustomed.
The waste disposal brokerage and management services segment recorded income before taxes of $1.4 million in 1999 compared with $1.3 in 1998. The increase is primarily the result of a reduction in operating costs of approximately $.3 million arising from the Company reaching a favorable agreement with a third party vendor during the third quarter of 1999 concerning amounts previously accrued by the Company for disposal and transportation services. Excluding this reduction in operating costs, income before taxes decreased primarily as a result of significantly higher selling and administrative expenses.

  The Company's other businesses consist primarily of the operation of a public golf course and related operations. During the third quarter of 1999, the Company closed the golf course to make significant capital improvements to the course and related facilities. As a result, net operating revenues for the other businesses decreased to $2.4 million in 1999 compared with $3.6 million in 1998 and the other businesses incurred a loss before taxes of $.4 million in 1999 compared with income before taxes of $.4 million in 1998. The Company expects the golf course to resume operations during the third quarter of 2000.

Interest Income

Interest income increased to $1.1 million in 1999 compared with $.7 million in 1998, primarily because the cash resulting from the Spin-off was invested for the full year of 1999 as compared with only six and a half months in the prior year.

General Corporate Expenses

General corporate expenses were $4.1 million in 1999 compared with $4.2 million in 1998. General corporate expenses for 1999 were the actual expenses incurred by the Company for such period, which includes all of the costs associated with the corporate headquarters contributed to the Company by AWS and additional expenses resulting from operating as an independent company subsequent to the Spin-off. General corporate expenses for 1998 included approximately $.9 million of corporate expenses which were allocated to the Company by AWS prior to the Spin-off and a one-time charge of $1.4 million for additional compensation and severance which was paid in the second quarter of 1998.

Net Income

The Company recorded net income of $1.2 million in 1999 compared with a net loss of $.6 million in 1998 primarily as a result of the foregoing. The Company's overall effective tax rate , including the effect of state income tax provisions, was 44% in 1999. In 1998, the Company recorded a provision for income taxes instead of an income tax benefit even though the Company incurred a loss before income taxes, primarily because of the nondeductibility for tax purposes of the amortization and write-down of costs in excess of fair market value of acquired businesses and other nondeductible items. The effective tax rate for the current and prior year period is higher than statutory rates primarily due to state income taxes, the nondeductibility for tax purposes of the amortization of costs in excess of fair market value of net assets of acquired businesses, and other nondeductible expenses.

Performance in 1998 compared with 1997

Overall performance. Net operating revenues were $74.5 million in 1998 compared with $60.7 million in 1997. The increase is primarily attributable to increased net operating revenues of the Company's waste disposal brokerage and management operations and technical environmental services. Costs of operations as a percentage of net operating revenues decreased to approximately 87.4% in 1998 compared with approximately 89.8% in 1997. In 1997, the technical environmental services segment incurred significant charges relating to a remediation project in Denver, Colorado while recognizing very little revenue. As a result, costs of operations as a percentage of net operating revenues for 1997 were higher than historical levels. During 1998, in accordance with the Company's asset impairment policy and the Company's policy on long-lived assets to be disposed of, the Company recorded charges of approximately $.4 million for the write-down of costs in excess of fair market value of net assets of acquired businesses and $.6 million for the write-down of assets. Selling, general and administrative expenses increased to $10.0 million in 1998 compared with $7.1 million in 1997. Such increase was attributable to additional expenses resulting from operating as an independent company subsequent to the Spin-off, including the costs associated with the corporate headquarters and additional compensation expenses including bonuses and severance payments, partially offset by a decrease in the provision for losses on accounts receivable. Other income in 1998 was primarily the result of a one-time rebate of workers' compensation premiums from the State of Ohio. The Company incurred a net loss of $.6 million in 1998 compared with a net loss of $.7 million in 1997.

Segment performance.  Segment performance should be read in conjunction with
Note 11 to the Consolidated Financial Statements.

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

  Net operating revenues of the technical environmental services segment increased to $25.3 million in 1998 compared with $17 million in the prior year. The increase in net operating revenues was primarily the result of an increase in the level of engineering, consulting, remediation and laboratory services provided. The net operating revenues of the technical environmental services segment for 1998 also included a full year of net operating revenues associated with the management of a captive landfill which had commenced operations in the fourth quarter of 1997. The technical environmental services segment incurred a loss before taxes of $.1 million in 1998 compared with a loss before taxes of $2.6 million in 1997. The loss before taxes of the technical environmental services segment in 1998 includes the write-down of certain assets to be disposed of in the amount of $.1 million and the write-down of costs in excess of fair market value of net assets of acquired businesses in the amount of $.4 million. Excluding the effects of these write-downs, the technical environmental services segment would have had income before taxes of $.4 million in 1998. The decreased loss before taxes is primarily attributable to the inclusion of a full year of operating income from the management of a captive landfill and the increase in the level of business of the engineering and consulting and laboratory services. The remediation business continued to incur operating losses, although to a lesser extent than in the previous year. For the full year of 1997, the technical environmental services segment incurred a significant loss before taxes which was primarily attributable to losses incurred in connection with a remediation project in Denver, Colorado as well as operating inefficiencies and delays at other remediation sites. In December 1998, the Company closed the technical environmental services office in Denver, Colorado which had historically incurred operating losses.

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

Interest Expense

Interest expense declined to $45,000 in 1998 compared with $118,000 in 1997 primarily due to a reduction in the amount of principal outstanding. During the third and fourth quarters of 1998, the Company did not have any debt outstanding.

Interest Income

Interest income increased to $.7 million in 1998 compared with $.1 million in 1997 primarily because of the additional cash resulting from the capital contribution made by AWS in connection with the Spin-off.

General Corporate Expense

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

Net Income (Loss)

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

  The Company's significant information technology systems include its accounting systems, the technical services project management systems, the transportation services dispatch and operations management systems, and certain equipment used to provide laboratory analyses. The Company believes that each of its significant computerized systems is Year 2000 compliant. All upgrades and replacements were completed during the third quarter of 1999 and the associated costs of remediating any non-compliant system have not been material. The Company has not experienced a failure of its systems, however, should a failure occur, the Company does not believe that such failure will have a material adverse effect upon the Company's business, results of operations or financial condition.

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

  An increase in fuel prices may subject the transportation operations to increased operating expenses, which the Company, in light of competitive market conditions, may not be able to pass on to its customers. During the first quarter of 2000, the Company's transportation operations experienced significant increases in fuel prices, some of which the Company will not be able to pass on to its customers.

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

Market Risk

The Company does not have significant exposure to changing interest rates. A 10% change in interest rates would have an immaterial effect on the Company's pretax earnings for the next fiscal year. The Company currently has no debt outstanding and invests in short-term money market funds and other short-term obligations. The Company does not undertake any specific actions to cover its exposure to interest rate risk and the Company is not a party to any interest rate risk management transactions.

  The Company does not purchase or hold any derivative financial instruments.

Inflation Impact

The Company has not entered into any long-term fixed price contracts that could have a material adverse impact upon its financial performance in periods of inflation. In general, management believes that rising costs resulting from price inflation could be passed on to customers; however, the Company may need to absorb all or a portion of these cost increases depending upon competitive conditions at the time. As is the case with any transportation company, an increase in fuel prices may subject the transportation operations to increased operating expenses, which the Company, in light of competitive market conditions, may not be able to pass on to its customers. During the first quarter of 2000, the Company's transportation operations experienced significant increases in fuel prices, some of which will not be able to pass on to its customers.

Accounting Pronouncements

During 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and for hedging activities. The Company is required to adopt this statement, as amended by SFAS No. 137, on June 15, 2000. While the Company has not yet determined the effects the statement will have on its financial position or results of operations, it does not anticipate a material impact.

Avalon Holdings Corporation and Subsidiaries (formerly the Avalon business of
-----------------------------------------------------------------------------
American Waste Services, Inc.)
------------------------------


Consolidated Balance Sheets



   (in thousands, except for share data)

                                                                                        December 31,
                                                                                  ----------------------
                                                                                     1999           1998
                                                                                   -------        -------
Assets (Note 1)
Current Assets:
  Cash and cash equivalents.....................................................  $18,726        $22,274
  Accounts receivable, less allowance for
     doubtful accounts of $790 in 1999 and $740 in 1998.........................   16,628         16,172
  Deferred income taxes (Note 5)................................................      403            316
  Prepaid expenses..............................................................    1,567          1,468
  Other current assets..........................................................      414            436
                                                                                  -------        -------

       Total current assets.....................................................   37,738         40,666

Property and equipment, net (Notes 3 and 4).....................................   26,165         23,300
Costs in excess of fair market value of net assets of acquired businesses, net
     (Note 3)...................................................................    2,324          2,473
Other assets, net...............................................................      177            246
                                                                                  -------        -------

             Total assets.......................................................  $66,404        $66,685
                                                                                  =======        =======
Liabilities and Shareholders' Equity (Note 1)
Current Liabilities:
  Accounts payable..............................................................  $ 6,001        $ 6,279
  Accrued payroll and other compensation........................................    1,833          1,242
  Accrued income taxes..........................................................      618          1,078
  Other accrued taxes...........................................................      720            922
  Other liabilities and accrued expenses (Notes 1 and 6)........................    1,597          2,172
                                                                                  -------        -------

         Total current liabilities..............................................   10,769         11,693

Deferred income taxes (Note 5)..................................................    1,354          1,209
Other noncurrent liabilities (Note 9)...........................................      120            845

Contingencies and Commitments (Notes 9 and 10)..................................       --             --

Shareholders' Equity (Note 8):
  Class A Common Stock, $0.01 par value, one vote per share; authorized
     10,500,000 shares, issued 3,185,240 shares at December 31, 1999 and
     3,175,944 shares at December 31, 1998......................................       32             32
  Class B Common Stock, $.01 par value, ten votes per share; authorized
     1,000,000 shares; issued 618,091 shares at December 31, 1999 and
     627,387 shares at December 31, 1998........................................        6              6
  Paid in capital...............................................................   58,096         58,096
  Accumulated deficit...........................................................   (3,973)        (5,196)
                                                                                  -------        -------

      Total shareholders' equity................................................   54,161         52,938
                                                                                  -------        -------

      Total liabilities and shareholders' equity................................  $66,404        $66,685
                                                                                  =======        =======

  See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries (formerly the Avalon business of
-----------------------------------------------------------------------------
American Waste Services, Inc.)
------------------------------

Consolidated Statements of Operations

  (in thousands, except for per share amounts)


                                                                        Year Ended December 31,
                                                                      ----------------------------
                                                                        1999      1998      1997
                                                                      --------  --------  --------
Net operating revenues..............................................  $80,860   $74,495   $60,687

Cost and expenses:
  Costs of operations...............................................   69,349    65,119    54,484
  Write-down of assets (Note 3).....................................       --       599        --
  Write-down of costs in excess of fair market value of net assets
     of acquired businesses (Note 3)................................       --       377        --
  Selling, general and administrative expenses......................   10,519     9,951     7,144
                                                                      -------   -------   -------
Income (loss) from operations.......................................      992    (1,551)     (941)

Other income (expense):
  Interest expense..................................................       (2)      (45)     (118)
  Interest income...................................................    1,073       667        84
  Other income, net.................................................      138       465       171
                                                                      -------   -------   -------
Income (loss) before income taxes...................................    2,201      (464)     (804)

Provision (benefit) for income taxes (Note 5):
  Current...........................................................      920       745       (46)
  Deferred..........................................................       58      (562)      (92)
                                                                      -------   -------   -------
                                                                          978       183      (138)
                                                                      -------   -------   -------

Net income (loss)...................................................  $ 1,223   $  (647)  $  (666)
                                                                      -------   -------   -------
Net income and pro forma net (loss) per share (*) (Note 2)..........     $.32     $(.17)    $(.26)
                                                                      -------   -------   -------
Weighted average shares outstanding (*).............................    3,803     3,803     3,803
                                                                      -------   -------   -------

(*) In accordance with the Securities and Exchange Commission regulations, pro forma per share data has been presented for 1998, the year in which the Spin-off occurred, and the preceding year. For purposes of determining the pro forma per share data, all of the Company's common stock issued as a result of the Spin-off is deemed to have been outstanding since the beginning of 1997.


See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries (formerly the Avalon business of
-----------------------------------------------------------------------------
American Waste Services, Inc.)
------------------------------

Consolidated Statements of Cash Flows


(in thousands)


                                                                                                     Year Ended December 31,
                                                                                           ---------------------------------------

                                                                                              1999             1998          1997
                                                                                           ---------------------------------------

Operating activities
  Net income (loss).......................................................................  $ 1,223          $  (647)      $  (666)
  Reconciliation of net income (loss) to cash provided by
     operating activities:
     Depreciation.........................................................................    2,739            2,401         2,140
     Amortization.........................................................................      223              221           187
     Write-down of assets.................................................................       --              599            --
     Write-down of costs in excess of fair market value of net
        assets of acquired businesses.....................................................       --              377            --
     Provision for deferred income taxes..................................................       58             (562)          (92)
     Provision for losses on accounts receivable..........................................      231              326           808
     (Gain) loss from disposal of property and equipment..................................      (10)              11           (89)
     Change in operating assets and liabilities:
       Accounts receivable................................................................     (687)          (3,083)         (501)
       Refundable income taxes............................................................       --              105          (105)
       Prepaid expenses...................................................................      (99)            (785)          712
       Other current assets...............................................................       22              133           (84)
       Other assets.......................................................................       (5)             (47)         (112)
       Accounts payable...................................................................     (278)           1,196           490
       Accrued payroll and other compensation.............................................      591              336           (73)
       Accrued income taxes...............................................................     (460)             358           (94)
       Other accrued taxes................................................................     (202)              75           125
       Other liabilities and accrued expenses.............................................     (575)             555           188
       Other noncurrent liabilities.......................................................     (725)             (11)          (85)
                                                                                           ---------------------------------------
         Net cash provided by operating activities........................................    2,046            1,558         2,749
                                                                                           ---------------------------------------
Investing activities:
  Capital expenditures....................................................................   (5,898)          (2,269)       (2,881)
  Proceeds from disposal of property and equipment........................................      304               83           325
                                                                                           ---------------------------------------
         Net cash used in investing activities............................................   (5,594)          (2,186)       (2,556)
                                                                                            ---------------------------------------
Financing activities:
  Capital contribution from AWS...........................................................       --           22,475            --
  Repayments of long-term debt............................................................       --           (1,236)         (305)
  Dividends paid to AWS...................................................................       --             (100)         (100)
                                                                                           ---------------------------------------
         Net cash provided by (used in) financing activities..............................       --           21,139          (405)
                                                                                           ---------------------------------------
Increase (decrease) in cash and cash equivalents..........................................   (3,548)          20,511          (212)
Cash and cash equivalents at beginning of year............................................   22,274            1,763         1,975
                                                                                           ---------------------------------------
Cash and cash equivalents at end of year..................................................  $18,726          $22,274       $ 1,763
                                                                                           =======================================

For supplemental disclosures of cash flow information and non-cash investing and financing activities, see Notes 1 and 5.

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries (formerly the Avalon business of
-----------------------------------------------------------------------------
American Waste Services, Inc.)
------------------------------


Consolidated Statements of Shareholders' Equity

  (in thousands)



                                                                           For The Three Years Ended December 31, 1999
                                                          -------------------------------------------------------------------------

                                                               Shares            Common Stock    Combined
                                                          -----------------   -----------------  Capital    Paid-in    Accumulated
                                                          Class A   Class B   Class A   Class B  Accounts   Capital    Deficit
                                                          -------   -------   -------   -------  --------   --------   -----------
Balance at January 1, 1997..............................       --        --   $    --   $    --  $ 37,596    $    --       $(3,883)

Dividend from subsidiary paid
   to American Waste Services,
   Inc. prior to the Spin-off...........................       --        --        --        --      (100)        --            --
Net loss................................................       --        --        --        --        --         --          (666)
                                                          -------   -------      ----   -------  --------   --------   -----------

Balance at December 31, 1997............................       --        --        --        --    37,496         --        (4,549)

Dividends from subsidiaries to
   American Waste Services, Inc.
   prior to the Spin-off................................       --        --        --        --      (259)        --            --

Issuance of the Avalon Holdings
   Corporation common stock
   and Spin-off of the Avalon
   Business from AWS....................................    3,176       627        32         6   (37,237)    37,199            --

Capital contribution from
   American Waste Services, Inc.
   (Note 1).............................................       --        --        --        --        --     20,897            --
Net loss................................................       --        --        --        --        --         --          (647)
                                                          -------   -------      ----   -------  --------   --------   -----------

Balance at December 31, 1998............................    3,176       627        32         6        --     58,096        (5,196)

Conversion of shares by
   shareholders.........................................        9        (9)       --        --        --         --            --

Net income..............................................       --        --        --        --        --         --         1,223
                                                          -------   -------      ----   -------  --------   --------   -----------

Balance at December 31, 1999............................    3,185       618      $ 32        $6  $     --    $58,096       $(3,973)
                                                          =======   =======      ====   =======  ========   ========   ===========

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries (formerly the Avalon business of
-----------------------------------------------------------------------------
American Waste Services, Inc.)
------------------------------



Notes to Consolidated Financial Statements

Note 1.  Description of the Business


Avalon Holdings Corporation provides transportation services, technical environmental services, and waste disposal brokerage and management services to industrial, commercial, municipal and governmental customers primarily in selected northeastern and midwestern U.S. markets. Avalon Holdings Corporation also owns and operates a golf course and related facilities.

Avalon Holdings Corporation ("Avalon" or "Company") was formed on April 30, 1998 as a subsidiary of American Waste Services, Inc. ("AWS"). Pursuant to the terms of a Contribution and Distribution Agreement dated as of May 7, 1998 between Avalon and AWS, AWS contributed to Avalon its transportation operations, technical environmental services operations, waste disposal brokerage and management operations, and golf course and related operations together with certain other assets including the headquarters of AWS and certain accounts receivable. In connection with the contribution, Avalon assumed certain liabilities of AWS including, without limitation, liabilities relating to the termination of employment of certain employees of AWS and costs and potential liabilities relating to a certain legal proceeding. On June 17, 1998 AWS distributed, as a special dividend, all of the outstanding shares of capital stock of Avalon to the holders of AWS common stock on a pro rata and corresponding basis (the "Spin-off").

The assets and liabilities of AWS contributed to and assumed by Avalon pursuant to the Contribution Agreement and Merger Agreement were as follows (in thousands):


Assets contributed:
 Cash.....................................  $ 4,974
 Accounts receivable......................       69
 Accounts receivable -- AWS subsidiaries..   15,965
 Deferred income taxes....................        8
 Prepaid expenses.........................      275
 Properties, net..........................    5,100
 Notes receivable -- AWS subsidiaries.....    1,536
 Other assets.............................       15
                                            -------
   Total assets contributed...............  $27,942
                                            =======
Liabilities assumed:
 Accounts payable.........................  $   298
 Accounts payable -- Avalon subsidiaries..    5,688
 Other current liabilities................      764
 Deferred income taxes....................      295
                                            -------
  Total liabilities assumed...............    7,045
                                            -------
   Net assets contributed.................  $20,897
                                            =======


The net assets contributed were recorded as a paid-in capital contribution.

The Accounts receivable-AWS subsidiaries and Notes receivable-AWS subsidiaries were paid to Avalon prior to the Spin-off. These funds, together with the cash contributed by AWS of approximately $5 million, are reflected in the financing activities of the Consolidated Statements of Cash Flows, under the caption "Capital contribution from AWS."

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

Principles of consolidation

The consolidated financial statements include the accounts of the Company including all wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The financial information of Avalon for all periods presented prior to June 18, 1998 reflect the combined operations of the businesses of the Company while operating as subsidiaries of American Waste Services, Inc.


Cash and cash equivalents

Cash and cash equivalents include money market instruments and other highly liquid investments that are stated at cost which approximates market value. Such investments, which mature in three months or less from date of purchase, are considered to be cash equivalents for purposes of the Consolidated Statements of Cash Flows and Consolidated Balance Sheets. The balance of such short-term investments was $18,166,000 and $21,577,000 at December 31, 1999 and 1998, respectively and were not insured by the Federal Deposit Insurance Corporation.

The Company maintains its cash balances in several financial institutions, which at times, may exceed federal insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk relating to cash and cash equivalents.

Financial instruments

The fair value of financial instruments consisting of cash, cash equivalents, receivables, and accounts payable at December 31, 1999 and 1998, approximates carrying value due to the relative short maturity of these financial instruments.


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

Costs in excess of fair market value of net assets of acquired businesses

The costs in excess of fair market value of net assets of acquired businesses is amortized on a straight-line basis over 25 years. Amortization of these costs was $149,000 in 1999 and $172,000 in 1998 and 1997. Accumulated amortization at December 31, 1999 and 1998 was $4,946,000 and $4,797,000, respectively. During the fourth quarter of 1998, in accordance with the Company's asset impairment policy, a portion of the costs in excess of fair market value of net assets of acquired businesses was written off (see Note 3).


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

Prior to the Spin-off, the Company's operations were included in the consolidated federal and state income tax returns of AWS. For all periods presented, the income tax provisions and tax liabilities of the Company have been recorded as if the Company had been a stand-alone entity filing separate tax returns


Revenue recognition

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


Environmental liabilities

When the Company concludes that it is probable that a liability has been incurred with respect to a site, a provision is made in the Company financial statements for the Company's best estimate of the liability based on management's judgment and experience, information available from regulatory agencies, and the number, financial resources and relative degree of responsibility of other potentially responsible parties who are jointly and severally liable for remediation of that site as well as the typical allocation of costs among such parties. If a range of possible outcomes is estimated and no amount within the range appears to be a better estimate than any other, then the Company provides for the minimum amount within the range, in accordance with generally accepted accounting principles. The liability is recognized on an undiscounted basis. The Company's estimates are revised, as deemed necessary, as additional information becomes known.



Basic net income per share and pro forma net (loss) per share

For the year ended December 31, 1999 basic net income per share has been computed using the weighted average number of common shares outstanding which was 3,803,331. For purposes of determining the pro forma net (loss) per share data for the years ended December 31, 1998 and 1997, all of the Company's common stock issued as a result of the Spin-off is deemed to have been outstanding since the beginning of 1997. As such, the weighted average number of shares outstanding for 1998 and 1997 is 3,803,331. There were no common equivalent shares outstanding and therefore diluted per share amounts are equal to basic per share amounts for 1999, 1998 and 1997.

Pro forma adjustments for 1997 have been made to (i) eliminate the results of operations of Eagle Fidelity Insurance Company, a subsidiary of AWS contributed to Avalon, the sole function of which was to provide insurance to the AWS landfill subsidiaries, and (ii) reflect a tax adjustment due to the inability of Avalon to carry back a net operating loss. The total amount of these pro forma adjustments is $341,000, thereby increasing the net loss in 1997. No pro forma adjustments were made in 1998 because the adjustments were immaterial.

Comprehensive income

Comprehensive income equals net income for all years presented.

Selling, general and administrative expense

Certain selling, general and administrative expenses were allocated to the Company from AWS prior to the Spin-off. The amount allocated to Avalon from AWS from January 1, 1998 to June 17, 1998 amounted to $867,000. The amounts allocated to Avalon from AWS for the full year of 1997 was $1,709,000. These costs represent costs of AWS allocated to the Company and are not necessarily representative of what these costs would have been if the Company had been operating on an independent basis.

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

As a result of the existence of an impairment, in determining the fair value of the goodwill, the Company concluded that the remediation business could not be sold for more than the carrying value of its property and equipment. Therefore, the Company recorded a write-down of the goodwill in the amount of $377,000 in the fourth quarter of 1998. The write-down is included in the Consolidated Statements of Operations under the caption "Write-down of costs in excess of fair market value of net assets of acquired businesses."

In addition, as a result of the change in focus to smaller remediation projects, the management of the remediation business decided during the fourth quarter of 1998 to sell a piece of equipment which had been utilized solely on large remediation projects. In accordance with the Company's asset impairment policy, the Company recorded a write-down of $100,000 in the fourth quarter of 1998 to reflect the fair value of this asset. This write-down is included in the Consolidated Statements of Operations under the caption "Write-down of assets."


The carrying value of such assets was approximately $100,000 at December 31, 1998 and was included in the Consolidated Balance Sheets under the caption "Property and Equipment, Net." The asset was sold in 1999 for approximately $103,000. During the fourth quarter of 1998, he Company also committed to a plan to dispose of certain assets of the transportation operations which resulted in the write-down of such assets in accordance with the Company's asset impairment policy. Prior to the Spin-off, the Company used special containers designed primarily for hauling waste over long distances to an affiliated disposal facility which owned special equipment necessary to unload these specialized containers. As a result of the transportation operation's decreased utilization of these containers subsequent to the Spin-off and the fact that the disposal facility which owns the unloading equipment is no longer affiliated with the Company, management of the transportation operations decided during the fourth quarter of 1998 to discontinue utilizing these special containers and to sell or dispose of them. In accordance with the Company's asset impairment policy, the Company, therefore, recorded a write-down of $499,000 in the fourth quarter of 1998 to reflect the fair value of these assets. The write-down is included in the Consolidated Statements of Operations for the year ended December 31, 1998 under the caption "Write-down of assets."

The carrying value of such assets at December 31, 1999 is approximately $40,000 and is included in the Consolidated Balance Sheets under the caption "Property and Equipment, Net." These assets are being held for sale.


Note 4.  Property and Equipment

Property and equipment at December 31, 1999 and 1998 consists of the following (in thousands):

                                       1999       1998
                                     ---------  ---------
Land and land improvements.........  $  3,885   $  4,180
Buildings and improvements.........    13,610     13,431
Machinery and equipment............     5,118      4,859
Transportation equipment and
         vehicles..................    12,992     11,722
Office furniture and equipment.....     4,777      4,416
Construction in progress...........     2,427         18
                                     --------   --------
                                       42,809     38,626
Less accumulated depreciation and
      amortization.................   (16,644)   (15,326)
                                     --------   --------
Property and equipment, net........  $ 26,165   $ 23,300
                                     ========   ========

Construction in progress at December 31, 1999 includes $2,420,000 relating to capital improvements to the golf course.

Note 5.  Income Taxes

Prior to the Spin-off, the Company's operations were included in the consolidated federal and state income tax returns of AWS. For all periods presented, the income tax provisions and tax liabilities of the Company have been recorded as if the Company had been a stand-alone entity filing separate tax returns.

Income (loss) before income taxes for each of the three years ended December 31, 1999 was subject to taxation under United States jurisdictions only.

The provisions (benefits) for income taxes charged to operations consist of the following (in thousands):

             1999    1998    1997
             -----  ------  -------
Current:
Federal....  $ 835  $ 701    $(105)
State......     85     44       59
             -----  -----    -----
               920    745      (46)
             -----  -----    -----
Deferred:
Federal....     34   (527)     (70)
State......     24    (35)     (22)
             -----  -----    -----
                58   (562)     (92)
             -----  -----    -----
             $ 978  $ 183    $(138)
             =====  =====    =====

The tax effects of temporary differences that give rise to significant portions of the deferred tax (assets) liabilities at December 31, 1999 and 1998 are as follows (in thousands):


                                            1999      1998
                                           -------  --------
Deferred tax assets:
Accounts receivable, principally due
 to allowance for doubtful accounts......  $ (288)  $  (266)
Reserves not deductible until paid.......    (312)     (611)
State net operating loss carry-forwards..     (89)     (111)
Other....................................     (50)      (14)
                                           ------   -------
Gross deferred tax assets................    (739)   (1,002)
Less valuation allowance.................      35        75
                                           ------   -------
Net deferred tax assets..................  $ (704)  $  (927)
                                           ======   =======

Deferred tax liabilities:
Property and equipment...................  $1,651   $ 1,578
Other....................................       4       242
                                           ------   -------
Gross deferred tax liabilities...........   1,655     1,820
                                           ------   -------
Net deferred tax liability...............  $  951   $   893
                                           ======   =======



The provision (benefit) for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to income (loss) before income taxes as a result of the following differences (in thousands):


                                1999     1998    1997
                               -------  ------  ------
Income (loss) before income
taxes                          $2,201   $(464)  $(804)
Federal statutory tax rate         35%     35%     35%
                               ------   -----   -----
                                  770    (162)   (281)
State income taxes, net
of federal income tax
benefits.....................      71       6      24
Nondeductible amortization
and depreciation.............      51     187      60
Other nondeductible
expenses.....................     119     132      54
Other, net...................     (33)     20       5
                               ------   -----   -----
                               $  978   $ 183   $(138)
                               ======   =====   =====

The Company made income tax payments, net of refunds, of $1,376,000, $109,000 and $82,000 in 1999, 1998 and 1997, respectively.


Note 6.  Retirement Benefits

The Company sponsors a defined contribution profit sharing plan that is a qualified tax deferred benefit plan under Section 401(k) of the Internal Revenue Code (the "Plan"). Substantially all employees are eligible to participate in the Plan. The Plan provides for employer discretionary cash contributions determined by Avalon's Board of Directors. Discretionary contributions vest on a graduated basis and become 100% vested after six years of service. Plan participants may also contribute a portion of their annual compensation to the Plan, subject to maximums imposed by the Internal Revenue Code and related regulations. Costs charged to operations for the Company's contributions were $588,000, $604,000 and $363,000 for the years 1999, 1998 and 1997, respectively.
The liability for the Company contribution is included in the Consolidated Balance Sheets under the caption "Other liabilities and accrued expenses."

Note 7. Stock Option Plan

Effective July 1, 1998, the Company adopted the 1998 Long-term Incentive Plan which provides for the granting of options which are intended to be non-qualified stock options ("NQSO's") for federal income tax purposes except for those options designated as incentive stock options ("ISO's") which qualify under section 422 of the Internal Revenue Code. The Company has reserved 1,300,000 shares of Class A Common Stock for issuance to employees and non-employee directors. NQSO's may be granted with an exercise price which is not less than 85% of the fair market value of the Class A Common Stock on the date of grant. Options designated as ISO's shall not be less than 110% of fair market value for employees who are ten percent shareholders and not less than 100% of fair market value for other employees. The Board of Directors may, from time to time, in its discretion grant options to one or more outside directors, subject to such terms and conditions as the Board of Directors may determine, provided that such terms and conditions are not inconsistent with other applicable provisions of the 1998 Long-term Incentive Plan. Options shall have a term of no longer that ten years from the date of grant; except that for an option designated as an ISO which is granted to a ten percent shareholder, the option shall have a term no longer than five years.

No option shall be exercisable prior to one year after its grant, unless otherwise provided by the Option Committee of the Board of Directors (but in no event before 6 months after its grant), and thereafter options shall become exercisable in installments, if any, as provided by the Option Committee. Options must be exercised for full shares of Common Stock. To the extent that options are not exercised when they become initially exercisable, they shall be carried forward and be exercisable until the expiration of the term of such options.

To date, no options have been granted under the 1998 Long-term Incentive Plan.



Note 8. Shareholders' Equity

Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes on all matters submitted to a vote of the shareholders. Except for the election of the Company's Board of Directors, the Class A Common Stock and the Class B Common Stock vote together as a single class on all matters presented for a vote of the shareholders. However, with regard to the election of directors, for as long as the outstanding Class B Common Stock has more than 50% of the total outstanding voting power of all Common Stock, the holders of the Class A Common Stock, voting as a separate class, will elect the a number of directors equal to at least 25% of the total Board of Directors and the holders of the Class B Common Stock, voting as a separate class, will elect the remaining directors. Thereafter, the holders of the Class A and Class B Common Stock will vote together as a single class for the election of directors. The holders of a majority of all outstanding shares of Class A Common Stock or Class B Common Stock, voting as separate classes, must also approve amendments to the Articles of Incorporation that adversely affect the shares of their class. Shares of Class A Common Stock and Class B Common Stock do not have cumulative voting rights.

  Each share of Class B Common Stock is convertible, at any time, at the option of the shareholder, into one share of Class A Common Stock. Shares of Class B Common Stock are also automatically converted into shares of Class A Common Stock on the transfer of such shares to any person other than the Company, another holder of Class B Common Stock or a Permitted Transferee, as defined in the Company's Articles of Incorporation. The Class A Common Stock is not convertible.

Note 9.  Legal Matters

In September 1995, certain subsidiaries of the Company were informed that they had been identified as potentially responsible parties by the Indiana Department of Environmental Management with respect to a Fulton County, Indiana, hazardous waste disposal facility which is subject to remedial action under Indiana Environmental Laws. Such identification was based upon the subsidiaries having been involved in the transportation of hazardous substances to the facility. A large number of waste generators and other waste transportation and disposal companies have also been identified as responsible or potentially responsible parties with respect to this facility. Although the extent of any ultimate liability of any of the Company's subsidiaries is unknown, as a result of the Company obtaining additional information the Company reduced its accrued liability by $445,000 in the third quarter of 1999.

  During the fourth quarter of 1999, the Company became a party to an Agreed Order and a Participation Agreement regarding the remediation of a portion of the site. The Participation Agreement provides for, among other things, the allocation of all site remediation costs except for approximately $3 million. The Company's total liability for the allocated costs under the Participation Agreement was approximately $73,000. During the fourth quarter of 1999, the Company further reduced its estimated accrued liability by $187,000. The Company paid $54,000 in the fourth quarter of 1999 and the remaining $19,000 is included in the 1999 Consolidated Balance Sheet under the caption "Other liabilities and accrued expenses."

The additional unallocated site remediation costs are currently estimated to be approximately $3 million. The extent of any ultimate liability of any of the Company's subsidiaries with respect to these additional costs is unknown; however, the Company's allocable share of these site costs is currently estimated to be 4%. As a result, the Company's total accrued liability relating to the remediation of this site on an undiscounted basis is $139,000, $120,000 of which is included in the 1999 Consolidated Balance Sheet under the caption "Other noncurrent liabilities." The Company's ultimate liability is expected to be determined during the year 2000.

In the ordinary course of conducting its business, Avalon also becomes involved in lawsuits, administrative proceedings and governmental investigations, including those relating to the environmental matters. Some of these proceedings may result in fines, penalties or judgments being assessed against Avalon which, from time to time, may have an impact on its business and financial condition. Although the outcome of such lawsuits or other proceedings cannot be predicted with certainty, the Company does not believe that any uninsured ultimate liabilities, fines or penalties resulting from such pending proceedings, individually or in the aggregate, would have a material adverse effect on it.

Note 10.  Lease Commitments

Avalon leases certain office facilities, vehicles, machinery and equipment. Future commitments under long-term, noncancellable operating leases at December 31, 1999 are as follows (in thousands):


Year ending December 31,
--------------------------
2000......................  $   2,552
2001......................      2,591
2002......................      2,281
2003......................      2,134
2004......................      1,744
After 2004................      2,458
                            ---------
                            $  13,760
                            =========


Rental expense included in the Consolidated Statements of Operations amounted to $3,593,000 in 1999, $2,800,000 in 1998, and $1,724,000 in 1997. Periodically,
the Company's transportation operations rents additional transportation equipment on a short term basis in order to meet its hauling obligations.

Note 11.  Business Segment Information

Effective for the year ended December 31, 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information," requiring that companies disclose segment data based on how management makes resource allocation decisions and evaluates segment operating performance.

In applying the Statement, the Company considered its operating and management structure and the types of information subject to regular review by its "chief operating decision maker." On this basis, the Company's reportable segments include transportation services, technical environmental services, and waste disposal brokerage and management services. The Company accounts for intersegment net operating revenue as if the transactions were to third parties. The segment disclosures are presented on this basis for all years presented.

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



Prior to the Spin-off, the transportation services segment obtained approximately $2.4 million, and $5 million of its net operating revenue from AWS's landfill subsidiaries in 1998 and 1997, respectively. The other Avalon segments did not have significant transactions with the AWS landfill subsidiaries in 1998 or 1997.


The accounting policies of the segments are consistent with those described for the consolidated financial statements in the summary of significant accounting policies (see Note 2). The Company measures segment profit for internal reporting purposes as income (loss) before taxes. Business segment information including the reconciliation of segment income to consolidated income (loss) before taxes is as follows (in thousands):


                                       1999      1998      1997
                                     --------  --------  --------

Net operating revenues from:
Transportation services:
   External customers revenues.....  $34,607   $33,105   $33,901
   Intersegment revenues...........    5,483     4,215     2,372
                                     -------   -------   -------
   Total transportation services...   40,090    37,320    36,273
                                     -------   -------   -------
Technical environmental services:
   External customers revenues.....   28,871    25,192    16,922
   Intersegment revenues...........      124       134       103
                                     -------   -------   -------
   Total technical environmental
     services......................   28,995    25,326    17,025
                                     -------   -------   -------

Waste disposal brokerage and
management:
   External customers revenues.....   15,302    12,900     6,547
   Intersegment revenues...........    3,231     1,534       493
                                     -------   -------   -------
   Total waste disposal brokerage
     and management services.......   18,533    14,434     7,040
                                     -------   -------   -------

Other businesses:
   External customers revenues.....    2,080     3,298     3,317
   Intersegment revenues...........      293       286       201
                                     -------   -------   -------
   Total other businesses..........    2,373     3,584     3,518
                                     -------   -------   -------
   Segment operating revenues......   89,991    80,664    63,856
   Intersegment eliminations.......   (9,131)   (6,169)   (3,169)
                                     -------   -------   -------
   Total net operating revenues....  $80,860   $74,495   $60,687
                                     -------   -------   -------

Income (loss) before taxes:
   Transportation services.........  $ 2,334   $ 1,575   $ 2,084
   Technical environmental
     services......................    1,991      (115)   (2,594)
   Waste disposal brokerage and
     management services...........    1,369     1,282       908
   Other businesses................     (357)      361       501
                                     -------   -------   -------
   Segment income before taxes.....    5,337     3,103       899
   Corporate interest income.......      944       557        --
   Corporate other income, net.....        2        35         6
   General corporate expenses......   (4,082)   (4,159)   (1,709)
                                     -------   -------   -------
   Income (loss) before taxes......  $ 2,201   $  (464)  $  (804)
                                     -------   -------   -------

Depreciation and amortization:
   Transportation services.........  $ 1,459   $ 1,294   $ 1,245
   Technical environmental
     services......................    1,076       961       830
   Waste disposal brokerage and
     management services...........       --        --        --
   Other businesses................      231       273       252
   Corporate.......................      196        94        --
                                     -------   -------   -------
        Total......................  $ 2,962   $ 2,622   $ 2,327
                                     -------   -------   -------






                                         1999      1998      1997
                                       --------  --------  --------

Interest expense:
   Transportation services...........  $    --   $     4   $    24
   Technical environmental
     services........................        2        --        --
   Waste disposal brokerage and
     management services.............       --        --        --
   Other business....................       --        41        94
                                       -------   -------   -------
        Total........................  $     2   $    45   $   118
                                       -------   -------   -------

Interest income:
   Transportation services...........  $    38   $    35   $    48
   Technical environmental
     services........................       41        40        15
   Waste disposal brokerage
     and management services.........       40        18         8
   Other business....................       10        17        13
   Corporate.........................      944       557        --
                                       -------   -------   -------
        Total........................  $ 1,073   $   667   $    84
                                       -------   -------   -------

Other significant noncash items:
   Write-down of assets..............
     Transportation services.........  $    --   $   499   $    --
     Technical environmental
       services......................       --       100        --
                                       -------   -------   -------
          Total......................  $    --   $   599   $    --
                                       -------   -------   -------

   Write-down of costs in excess
   of fair market value of net
   assets of businesses acquired:
     Technical environmental
       services......................  $    --   $   377   $    --
                                       -------   -------   -------

Capital expenditures:
   Transportation services...........  $ 2,593   $ 1,171   $ 1,352
   Technical environmental
     services........................      655       895     1,453
   Waste disposal brokerage and
     management services.............       --        --        --
   Other businesses..................    2,598        58        76
   Corporate.........................       52       145        --
                                       -------   -------   -------
       Total.........................  $ 5,898   $ 2,269   $ 2,881
                                       -------   -------   -------

Identifiable assets at December 31:
   Transportation services...........  $15,653   $17,288   $21,881
   Technical environmental
     services........................   16,652    17,954    18,412
   Waste disposal brokerage and
     management services.............    4,358     3,165     1,719
   Other businesses..................    8,257     5,969     5,161
   Corporate.........................   28,793    30,388     1,763
                                       -------   -------   -------
       Sub Total.....................  $73,713   $74,764   $48,936
   Elimination of intersegment
      receivables....................   (7,309)   (8,079)   (4,419)
                                       -------   -------   -------
        Total........................  $66,404   $66,685   $44,517
                                       =======   =======   =======

Avalon Holdings Corporation and Subsidiaries (formerly the Avalon business of
-----------------------------------------------------------------------------
American Waste Services, Inc.)
------------------------------


Note 12.  Quarterly financial data (Unaudited)

Selected quarterly financial data for each quarter in 1999 and 1998 is as follows:


                                                      Year Ended December 31, 1999
                                             -----------------------------------------------
                                              First     Second    Third    Fourth
                                             Quarter   Quarter   Quarter  Quarter    Total
                                             --------  --------  -------  --------  --------
Net operating revenues.....................  $19,494   $19,542   $21,513  $20,311   $80,860
Income (loss) from operations..............     (169)      349       872      (60)      992
Net income.................................       66       365       612      180     1,223
Net income per share.......................  $   .02   $   .10   $   .16  $   .05   $   .32
                                             -----------------------------------------------
                                                       Year Ended December 31, 1998
                                             -------------------------------------------
                                              First     Second     Third    Fourth
                                             Quarter   Quarter   Quarter   Quarter   Total
                                             -------   -------   -------  -------   -------
Net operating revenues.....................  $15,811   $18,086   $21,204  $19,394   $74,495
Income (loss) from operations..............      186      (242)      500   (1,995)   (1,551)
Net income (loss)..........................       91       103       366   (1,207)     (647)
Pro forma net income (loss) per share (*)..  $   .02   $   .03   $   .10  $  (.32)  $  (.17)
                                             -----------------------------------------------



(*)In accordance with the Securities and Exchange Commission regulations, pro forma per share data has been presented for 1998, the year in which the Spin-off occurred. For purposes of determining the pro forma per share data, all of the Company's common stock issued as a result of the Spin-off is deemed to have been outstanding for all periods presented.

--------------------------------------------------------------------------------

Independent Auditors' Report

The Shareholders and Board of Directors of Avalon Holdings Corporation

We have audited the accompanying consolidated balance sheet of Avalon Holdings Corporation and subsidiaries as of December 31, 1999 and the related consolidated statements of operations, shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a best basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Avalon Holdings Corporation and subsidiaries as of December 31, 1999 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Grant Thornton LLP

/s/ Grant Thornton LLP

Cleveland, Ohio
March 3, 2000

Avalon Holdings Corporation and Subsidiaries (formerly the Avalon business of
-----------------------------------------------------------------------------
American Waste Services, Inc.)
------------------------------

Independent Auditors' Report


The Shareholders and Board of Directors of Avalon Holdings Corporation

We have audited the accompanying consolidated balance sheet of Avalon Holdings Corporation and subsidiaries (formerly the Avalon Business of American Waste Services, Inc.) as of December 31, 1998 and the related consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 1998 and 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Avalon Holdings Corporation and subsidiaries (formerly the Avalon Business of American Waste Services, Inc.) as of December 31, 1998 and the results of their operations and their cash flows for the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.



KPMG LLP

/s/ KPMG LLP

Cleveland, Ohio
March 10, 1999

Avalon Holdings Corporation and Subsidiaries (formerly the Avalon business of
-----------------------------------------------------------------------------
American Waste Services, Inc.)
------------------------------



Digest of Financial Data




                                                                                     (All amounts are in thousands, except per share
                                                                                        data, percentages and number of employees)
                                                                                   ------------------------------------------------
                                                                                      1999       1998      1997      1996    1995
                                                                                   --------   --------   -------   -------   -------

Selected statement of operations information
Net operating revenues.........................................................  $ 80,860   $ 74,495   $60,687   $61,361   $ 65,706
Income (loss) from operations..................................................       992     (1,551)     (941)    2,109    (15,395)

Interest expense...............................................................         2         45       118       141        166
Net income (loss)..............................................................     1,223       (647)     (666)    1,337    (14,660)

Net income and pro forma net (loss) per share (*)..............................       .32       (.17)     (.26)        *          *
Dividends per Class A share....................................................        --         --        --        --         --
Dividends per Class B share....................................................        --         --        --        --         --
Weighted average shares used to calculate net income and
 pro forma net (loss) per share (*)............................................     3,803      3,803     3,803         *          *

Selected cash flow information
Cash flows provided by
 operating activities..........................................................     2,046      1,558     2,749       361      6,059
Cash used for capital expenditures.............................................     5,898      2,269     2,881     1,698      2,183

Selected year-end balance sheet information
Cash and cash equivalents......................................................    18,726     22,274     1,763     1,975      2,647
Current assets.................................................................    37,738     40,666    22,078    23,090     23,059
Current liabilities............................................................    10,769     11,693     8,341     7,780     10,072
Working capital................................................................    26,969     28,973    13,737    15,310     12,987
Properties less accumulated
 depreciation and amortization.................................................    26,165     23,300    19,184    18,680     20,147
Total assets...................................................................    66,404     66,685    44,517    45,099     44,225
Current portion of long-term debt..............................................        --         --       230       305        358
Long-term debt.................................................................        --         --     1,006     1,236      1,633
Deferred income taxes..........................................................     1,354      1,209     1,367     1,429      1,792
Shareholders' equity...........................................................    54,161     52,938    32,947    33,713     32,276

Other information
Working capital ratio..........................................................     3.5:1      3.5:1     2.6:1     3.0:1     2.29:1
Percent of debt-to-total capital employed......................................        --         --         4%        4%         6%

Quoted market price-Class A Shares:
 High..........................................................................     7 1/4      9 1/2       N/A       N/A        N/A
 Low...........................................................................   4 13/16    5 11/16       N/A       N/A        N/A
 Year-end......................................................................         5     7 1/16       N/A       N/A        N/A
Number of employees at year-end................................................       470        441       373       364        354




(*) In accordance with the Securities and Exchange Commission regulations, pro forma per share data has been presented for 1998, the year in which the Spin-off occurred, and the preceding year. For purposes of determining the pro forma per share data, all of the Company's common stock issued as a result of the Spin-off is deemed to have been outstanding since the beginning of 1997.

Avalon Holdings Corporation and Subsidiaries (formerly the Avalon business of
-----------------------------------------------------------------------------
American Waste Services, Inc.)
------------------------------


Company Location Directory



Corporate Office

Avalon Holdings Corporation
One American Way
Warren, Ohio 44484-5555
(330) 856-8800



Waste Disposal
Brokerage and
Management Services

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

Dart Trucking Company, Inc.
1807A Route 7
Kenova, West Virginia 25530

Dart Trucking Company, Inc.
28569 Glenwood Rd., P.O. Box 974
Perrysburg, Ohio  43551

Dart Trucking Company, Inc.
11861 S. Cottage Grove Ave.
Chicago, Illinois  60628

Dart Trucking Company, Inc.
5 Crown Point Drive
Paulsboro, New Jersey  08066

Dart Trucking Company, Inc.
11 Riverway Place
Building 1
Bedford, New Hampshire  03110



Technical
Environmental
Services

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

Avalon Holdings Corporation and Subsidiaries (formerly the Avalon business of
-----------------------------------------------------------------------------
American Waste Services, Inc.)
------------------------------

Directors and Officers

Directors

Ronald E. Klingle
/1/(Chairman)  /2/(Chairman)
Chairman of the Board and
Chief Executive Officer


Sanford B. Ferguson/1,3,4/ (Chairman)
President, Solutions Consulting, Inc.

Robert M. Arnoni/2,3,4/
President, Arnoni Development


Stephen L. Gordon/3/(Chairman)/4/
Partner, Beveridge & Diamond (law firm)


Stephen G. Kilper
Chief  Executive Officer,
American Landfill Management, Inc.
Antech, Ltd.
AWS Remediation, Inc.
Earth Sciences Consultants, Inc.



/1/  Executive Committee
/2/  Compensation Committee
/3/  Audit Committee
/4/  Option Plan Committee



Officers

Ronald E. Klingle
Chairman of the Board and
Chief Executive Officer


Timothy C. Coxson
Treasurer and Chief Financial Officer


Jeffrey M. Grinstein
Secretary


Frances R. Klingle
Chief Administrative Officer


Kenneth R. Nichols
Vice President, Taxes


Frank Lamanna
Vice President, Corporate Financial
Services

Avalon Holdings Corporation and Subsidiaries (formerly the Avalon business of
-----------------------------------------------------------------------------
American Waste Services, Inc.)
------------------------------


Shareholder Information

Annual meeting of shareholders

The annual meeting of shareholders will be held at the Grand Pavilion, One American Way, Warren, Ohio, on Friday, April 28, 2000, at 10:00 a.m.

Common stock information

The Company's Class A Common Stock is listed on the American Stock Exchange (symbol: AWX). Quarterly stock information for 1999 and from June 18, 1998 to December 31, 1998 as reported by The Wall Street Journal is as follows:

1999:
Quarter Ended           High        Low       Close
-----------------------------------------------------
March 31                  7 1/4     5 9/16     6 1/16
June 30                   7 1/8      5 3/4      6 3/4
September 30                  7      5 1/2      5 5/8
December 31               5 7/8    4 13/16          5

1998:
Quarter Ended           High        Low       Close
-----------------------------------------------------
June 30                       8    5 11/16      6 5/8
September 30              9 1/2      6 3/4      8 1/2
December 31               8 3/8          7     7 1/16

No dividends were paid during 1999.

There are 712 Class A and 12 Class B Common Stock shareholders of record as of the close of business March 2, 2000. The number of holders is based upon the actual holders registered on the records of the Company's transfer agent and registrar and does not include holders of shares in "street names" or persons, partnerships, associations, corporations or other entities identified in security position listings maintained by depository trust companies.

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

Investor inquiries

Security analysts, institutional investors, shareholders, news media representatives and other seeking financial information or general information about the Company are invited to direct their inquiries to Timothy C. Coxson, Treasurer and Chief Financial Officer, telephone (330) 856-8800.

-------------------------------------------------------------------------------

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