Form 10-K405, Exhibit 13
period 2000-12-31
AVALON HOLDINGS CORP
filed 2001-03-22
CIK 1061069

                                                                    Exhibit 13.1
================================================================================


                              Financial Highlights


  (in thousands, except for per share amounts)

For the year                                                2000      1999
----------------------------------------------------------------------------
Net operating revenues.....................               $ 84,290   $80,860
Income (loss) from operations..............                 (4,593)      992
Net income (loss)..........................                 (2,433)    1,223
Net income (loss) per share................                   (.64)      .32
Net cash provided by operating activities..                    740     2,046
Net cash used in investing activities......                 (8,444)   (5,594)

At year-end                                                   2000      1999
----------------------------------------------------------------------------
Working capital............................               $ 21,729   $26,969
Total assets...............................                 62,310    66,404
Shareholders' equity.......................                 51,728    54,161


================================================================================


                                  The Company

Avalon Holdings Corporation provides transportation services, waste disposal brokerage and management services, and technical environmental services including environmental engineering, site assessment, analytical laboratory, remediation and landfill management services to industrial, commercial, municipal and governmental customers. Avalon Holdings Corporation also owns and operates a public golf course.


                                    Contents

Financial Highlights...................................................    1

Management's Discussion and
   Analysis of Financial Condition
   and Results of Operations...........................................    2

Consolidated Balance Sheets............................................    9

Consolidated Statements of Operations..................................   10

Consolidated Statements of Cash  Flows.................................   11

Consolidated Statements of Shareholders' Equity........................   12

Notes to Consolidated Financial
   Statements..........................................................   13

Independent Auditors' Report...........................................   21

Digest of Financial Data...............................................   23

Company Location Directory.............................................   24

Directors and Officers.................................................   25

Shareholder Information................................................   26

Avalon Holdings Corporation and Subsidiaries
--------------------------------------------------------------------------------


Management's Discussion and Analysis of
Financial Condition and Results of Operations

The following discussion provides information which management believes is relevant to an assessment and understanding of the operations and financial condition of Avalon Holdings Corporation and its Subsidiaries (collectively the "Company" or "Avalon"). This discussion should be read in conjunction with the consolidated financial statements and accompanying notes.

Statements included in Management's Discussion and Analysis of Financial Condition and Results of Operations which are not historical in nature are intended to be, and are hereby identified as, `forward looking statements.' Avalon cautions readers that forward looking statements, including, without limitation, those relating to Avalon's future business prospects, revenues, working capital, liquidity, capital needs, interest costs, and income, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward looking statements, due to risks and factors identified herein and from time to time in Avalon's reports filed with the Securities and Exchange Commission.

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

Liquidity and Capital Resources

For the year 2000, Avalon utilized existing cash and cash provided by operations to fund capital expenditures and meet operating needs.

During 2000, capital expenditures for Avalon totaled $8.1 million which was principally related to the capital improvements to Avalon's golf course and the purchase of equipment for Avalon's transportation operations. Avalon's aggregate capital expenditures in 2001 are expected to be in the range of $2 million to $3 million, which will relate principally to acquiring additional transportation equipment and capital improvements to the golf course.

On August 2, 1999, Avalon closed the golf course to begin a significant capital improvement program. In addition to the capital improvements to the golf course, Avalon initiated capital expenditures for improvements to golf course related facilities. During 1999 and 2000, expenditures for the golf course capital improvement program amounted to approximately $5.7 million and expenditures for golf course related facilities amounted to approximately $1 million. The golf course resumed operations on a limited basis during the third quarter of 2000.

Working capital decreased to $21.7 million at December 31, 2000 compared with $27 million at December 31, 1999. The decrease is primarily the result of utilizing existing cash for capital expenditures.

The decrease in Accrued payroll and other compensation at December 31, 2000 compared with December 31, 1999 is primarily the result of a decrease in accrued performance-based compensation during 2000.

The decrease in Other accrued taxes at December 31, 2000 compared with December 31, 1999 is primarily the result of a successful appeal of assessed highway fuel taxes, which resulted in a reduction in the amount of highway fuel taxes to be paid.

In December 2000, Avalon authorized the repurchase of up to 1,000,000 shares of its Class A Common Stock for an aggregate amount not to exceed $2,500,000. Using available cash, Avalon plans to make purchases from time to time in the open market and in privately negotiated transactions. The amount and timing of any share purchases will be based upon management's ongoing assessment of Avalon's capital structure, liquidity, general market conditions and other corporate considerations.

Management believes that cash provided from operations, the availability of working capital, as well as Avalon's ability to incur indebtedness, will be, for the foreseeable future, sufficient to meet operating requirements, fund capital expenditure programs and fund purchases under Avalon's stock repurchase program. Avalon does not currently have a credit facility.

Currently, Avalon is not aggressively pursuing potential acquisition candidates but will continue to consider acquisitions that make economic sense. While Avalon has not entered into any pending agreements for acquisitions, it may do so at any time. Such potential acquisitions could be financed by existing working capital, secured or unsecured debt, issuance of common stock, or issuance of a security with characteristics of both debt and equity, any of which could impact liquidity in the future.

Results of Operations

Avalon's primary business segment provides transportation services which include transportation of hazardous and nonhazardous waste and transportation of general and bulk commodities. The technical environmental services segment provides environmental engineering, site assessment, analytical laboratory, remediation and captive landfill management services. The waste disposal brokerage and management services segment provides hazardous and nonhazardous disposal brokerage and management services. The golf and related operations segment includes the operation of a public golf course and travel agency.

Performance in 2000 compared with 1999

Overall Performance. Net operating revenues increased to $84.3 million in 2000 from $80.9 million in 1999. The increase is primarily the result of a 15 % increase in net operating revenues of the transportation services segment and a 8.8% increase in the net operating revenues of the waste disposal brokerage and management services segment partially offset by a decline in the net operating revenues of the technical environmental services segment and golf and related operations segment. Cost of operations as a percentage of net operating revenues increased to 90% in 2000 from 85.8% in 1999. The increase is primarily the result of higher costs of operations as a percentage of net operating revenues of the technical environmental services segment, the transportation services segment and the golf and related operations segment. In 2000, the engineering and consulting business of the technical environmental services segment experienced a significant loss before taxes due to increased competition, increased operating costs and a decline in net operating revenues compared with the prior year. As a result, Avalon closed its engineering and consulting offices in Akron, Ohio and reduced its workforce by approximately 30% in January 2001. In accordance with Avalon's asset impairment policy, Avalon recorded charges of approximately $1.1 million for the write-down of costs in excess of fair market value of net assets of acquired businesses ("goodwill") and $.7 million for the write-down of other non-current assets. Selling and general administrative expenses increased to $11.1 million in 2000 compared with $10.5 million in 1999 primarily as a result of an increase in the provision for losses on accounts receivable as a result of significant write-offs of accounts receivable of customers in the steel business which have recently filed bankruptcy. Other income increased to $.5 million in 2000 compared with $.1 million in 1999 primarily as a result of the settlement of Avalon's claim for attorney's fees in connection with a certain legal proceeding. Avalon incurred a net loss of $2.4 million in 2000 compared with net income of $1.2 million in 1999.

Segment performance.  Segment performance should be read in conjunction with
Note 11 to the Consolidated Financial Statements.

Net operating revenues of the transportation services segment increased to $46.3 million in 2000 from $40.1 million in 1999. The increase is primarily attributable to an increase in the net operating revenues of the transportation brokerage operations and an increase in the transportation of municipal solid waste partially offset by decreased transportation of hazardous waste. Income before taxes of the transportation services segment decreased to $1.1 million in 2000 compared with $2.3 million in 1999. The decrease is primarily the result of increased costs of operations resulting from higher fuel prices and increased rental, depreciation and employee related expenses, partially offset by improved operating results of the transportation brokerage operations and a decrease in accrued highway fuel tax expense as a result of a successful audit appeal.
Also, in 1999, costs of operations were reduced by approximately $.6 million resulting from Avalon reducing its accrued liability associated with anticipated remediation costs of a hazardous waste facility.

Net operating revenues of the technical environmental services segment decreased to $27.3 million in 2000 compared with $29 million in 1999. The decrease is primarily attributable to a decrease in net operating revenues of engineering and consulting services. The technical environmental services segment incurred a loss before taxes of $1.7 million in 2000 compared with income before taxes of $2 million in 1999. The engineering and consulting business of Avalon's technical environmental services operations experienced a significant loss before taxes in 2000 due to increased competition, increased operating costs and a decline in net operating revenues compared with the prior year. As a result, Avalon closed its engineering and consulting office in Akron, Ohio and reduced its workforce by approximately 30% in January 2001. In accordance with Avalon's asset impairment policy, Avalon performed an evaluation of the non-current assets of the engineering and consulting business including goodwill to determine if the carrying value of such assets was recoverable. In accordance with Avalon's asset impairment policy, to ascertain whether an impairment existed, Avalon estimated the undiscounted sum of the expected future cash flows of the engineering and consulting business to determine if such sum was less than the carrying value of the non-current assets. The evaluation indicated the existence of an impairment and Avalon determined the fair value of the non-current assets (and measured the extent of the impairment) by discounting the expected future cash flows at the rate of 6%. As a result, in the fourth quarter of 2000, Avalon recorded a write-down of goodwill in the amount of $1.1
million and a write-down of other non-current assets of $.7 million.   The
laboratory operations also incurred a loss before taxes in 2000 compared with income before taxes in 1999, which was primarily attributable to increased operating and depreciation expenses and an increase in the provision for losses on accounts receivable as a result of a significant write-off of an account receivable of a customer in the steel industry which filed bankruptcy in the
fourth quarter of 2000.   Although net operating revenues of the remediation
business increased in 2000 compared with 1999, a significant portion of the net operating revenues of the remediation services business is related to work performed by subcontractors, for which Avalon invoices its customers with little or no markup. Income before taxes of the remediation services business decreased as a result of lower net operating revenues relating to work not performed by subcontractors. Income before taxes of Avalon's captive landfill management business was relatively unchanged in 2000 from 1999.

Net operating revenues of the waste disposal brokerage and management services segment increased to $22 million in 2000 compared with $18.5 million in 1999. The increase in net operating revenues is primarily the result of an increase in the level of disposal brokerage and management services provided. Income before taxes was $1.1 million in 2000 compared with $1.4 million in 1999. Despite the increase in net operating revenues, income before taxes did not increase because of higher selling and administrative expenses, including an increase in the provision for losses on accounts receivable as a result of a significant write-off of an account receivable of a customer in the steel industry which recently filed bankruptcy.

Avalon's golf and related operations segment consists of the operation of a public golf course and travel agency. During the third quarter of 1999, Avalon closed the golf course to make significant capital improvements to the course and related facilities. The golf course resumed operations on a limited basis during the third quarter of 2000. Net operating revenues for the golf and related operations segment decreased to $.7 million in 2000 compared with $1.4 million in 1999 primarily as a result of decreased golf revenues. The golf and related operations segment incurred a loss before taxes of $1.1 million in 2000 compared with a loss before taxes of $.2 million in 1999 primarily as a result of decreased net operating revenues and increased expenses associated with the newly renovated golf course. Net operating revenues and results of operations of the travel agency were relatively unchanged in 2000 from 1999.

Interest Income

Interest income decreased to $.9 million in 2000 compared with $1.1million in 1999, primarily due to a decline in the average amount of cash and cash equivalents during 2000 compared with 1999 partially offset by an increase in investment rates.

General Corporate Expenses

General corporate expenses decreased to $3.4 million in 2000 compared with $4.1 million in 1999. Such decrease is primarily the result of lower performance based compensation expense.

Net Income (Loss)

Avalon incurred a net loss of $2.4 million in 2000 compared with net income of $1.2 million in 1999 primarily as a result of the foregoing. Avalon's overall effective tax rate, including the effect of state income tax provisions, was 23.4% in 2000. The effective tax rate in 2000 was significantly impacted by the nondeductibility for tax purposes of the amortization and write-down of goodwill and other nondeductible expenses. The effective tax rate of 44.4% for 1999 is higher than the federal statutory rate primarily due to state income taxes, the nondeductibility for tax purposes of the amortization of goodwill and other nondeductible expenses.

Performance in 1999 compared with 1998

Overall performance. Net operating revenues increased 8.5% to $80.9 million in 1999 from $74.5 million in 1998. The increase is primarily the result of a 4.5% increase in the net operating revenues of the transportation services segment, a 14.6% increase in the net operating revenues of the technical environmental services segment and a 18.6% increase in the net operating revenues of the waste disposal brokerage and management services segment partially offset by a decrease in the net operating revenues of the golf and related operations segment. The golf course was closed August 2, 1999 to begin capital improvements. Cost of operations as a percentage of net operating revenues decreased to 85.8% in 1999 compared with 87.4% in 1998. The decrease is primarily the result of lower cost of operations as a percentage of net operating revenues of the technical environmental services segment. Selling, general and administrative expenses increased to $10.5 million in 1999 compared with $10 million in 1998. Such increase was primarily attributable to additional expenses resulting from operating as an independent company subsequent to the Spin-off for the entire year of 1999. Interest income increased to $1.1 million in 1999 compared with $.7 million in 1998 primarily as a result of higher average cash and cash equivalent balances for the entire year of 1999. Avalon recorded net income of $1.2 million in 1999 compared with a net loss of $.6 million in 1998.

Segment performance.  Segment performance should be read in conjunction with
Note 11 to the Consolidated Financial Statements.

Net operating revenues of the transportation services segment increased to $40.1 million in 1999 from $37.3 million in 1998. The increase in net operating revenues is primarily attributable to an increase in the transportation of municipal solid waste and hazardous waste, partially offset by a decrease in the transportation of general commodities. Income before taxes of the transportation services segment increased to $2.3 million in 1999 compared with $1.6 million in 1998. Such increase is primarily attributable to increased net operating revenues and a reduction in operating costs of approximately $.6 million resulting from Avalon reducing its accrued liability associated with anticipated remediation costs of a hazardous waste facility partially offset by higher fuel costs and increased rental expense of transportation equipment. Income before taxes for 1998 included a write-down of certain assets to be disposed of in the amount of approximately $.5 million partially offset by a one-time rebate of workers compensation premiums of $.4 million from the State of Ohio.

Net operating revenues of the technical environmental services segment increased to $29 million in 1999 from $25.3 million in 1998. The increase in net operating revenues is primarily the result of increased net operating revenues of remediation services and to a lesser extent increased net operating revenues of engineering and consulting services, laboratory services, and captive landfill management operations. Income before taxes increased to $2 million in 1999 compared with a loss before taxes of $.1 million in 1998. The increase in income before taxes is primarily the result of improved operating results of the remediation, engineering and consulting and captive landfill management operations. The loss before taxes for the technical environmental services segment in 1998 included a write-down of certain assets to be disposed of in the amount of $.1 million and a write-down of goodwill of $.4 million.

Net operating revenues of the waste disposal brokerage and management services segment increased to $18.5 million in 1999 from $14.4 million in 1998. The increase in net operating revenues is primarily the result of an increase in the level of disposal brokerage and management services provided during the first six months of 1999 as compared with the first six months of 1998 which preceded the Spin-off. Many customers, which had previously utilized the nonhazardous waste disposal facilities owned by American Waste Services, Inc., elected to do business with Avalon's waste disposal brokerage and management operations after the Spin-off to ensure a continuation of the high level of management services to which these customers had become accustomed. The waste disposal brokerage and management services segment recorded income before taxes of $1.4 million in 1999 compared with $1.3 million in 1998. The increase is primarily the result of a reduction in operating costs of approximately $.3 million arising from Avalon reaching a favorable agreement with a third party vendor during the third quarter of 1999 concerning amounts previously accrued by Avalon for disposal and transportation services. Excluding this reduction in operating costs, income before taxes decreased primarily as a result of significantly higher selling and administrative expenses.

Avalon's golf and related operations segment consist primarily of the operation of a public golf course and travel agency. During the third quarter of 1999, Avalon closed the golf course to make significant capital improvements to the course and related facilities. As a result, net operating revenues for the golf and related operations segment decreased to $1.4 million in 1999 compared with $2.1 million in 1998 and the golf and related operations segment incurred a loss before taxes of $.2 million in 1999 compared with income before taxes of $.4 million in 1998.

Interest Income

Interest income increased to $1.1 million in 1999 compared with $.7 million in 1998, primarily because the cash resulting from the Spin-off was invested for the full year of 1999 as compared with only six and a half months in the prior year.

General Corporate Expenses

General corporate expenses were $4.1 million in 1999 compared with $4.2 million in 1998. General corporate expenses for 1999 were the actual expenses incurred by Avalon for such period, which includes all of the costs associated with the corporate headquarters contributed to Avalon by AWS and additional expenses resulting from operating as an independent company subsequent to the Spin-off. General corporate expenses for 1998 included approximately $.9 million of corporate expenses which were allocated to Avalon by AWS prior to the Spin-off and a one-time charge of $1.4 million for additional compensation and severance which was paid in the second quarter of 1998.

Net Income (Loss)

Avalon recorded net income of $1.2 million in 1999 compared with a net loss of $.6 million in 1998 primarily as a result of the foregoing. Avalon's overall effective tax rate, including the effect of state income tax provisions, was 44% in 1999. In 1998, Avalon recorded a provision for income taxes instead of an income tax benefit even though Avalon incurred a loss before income taxes, primarily because of the nondeductibility for tax purposes of the amortization and write-down of goodwill and other nondeductible items. The effective tax rate for both 1999 and 1998 is higher than statutory rates primarily due to state income taxes, the nondeductibility for tax purposes of the amortization of goodwill, and other nondeductible expenses.

Trends and Uncertainties

In the ordinary course of conducting its business, Avalon becomes involved in lawsuits, administrative proceedings and governmental investigations, including those relating to environmental matters. Some of these proceedings may result in fines, penalties or judgments being assessed against Avalon which, from time to time, may have an impact on its business and financial condition. Although the outcome of such lawsuits or other proceedings cannot be predicted with certainty, Avalon does not believe that any uninsured ultimate liabilities, fines or penalties resulting from such pending proceedings, individually or in the aggregate, would have a material adverse effect on it.

The federal government and numerous state and local governmental bodies are continuing to consider legislation or regulations to either restrict or impede the disposal and/or transportation of waste. A significant portion of Avalon's transportation and disposal brokerage and management revenues is derived from the disposal or transportation of out-of-state waste. Any law or regulation restricting or impeding the transportation of waste or the acceptance of out-of-state waste for disposal could have a significant negative effect on Avalon.

As is the case with any transportation company, an increase in fuel prices will subject Avalon's transportation operations to increased operating expenses, which, in light of competitive market conditions, Avalon may not be able to pass on to its customers. During 2000, and continuing into the first quarter of 2001, Avalon's transportation operations experienced significant increases in fuel prices, some of which Avalon has not and will not be able to pass on to its customers.

Competitive pressures within the environmental industry continue to impact the financial performance of Avalon's transportation services, technical environmental services and waste disposal brokerage and management services. A decline in the rates which customers are willing to pay for its services could adversely impact the future financial performance of Avalon.

The engineering and consulting business of Avalon's technical environmental services operations experienced a significant loss before taxes in 2000 due to increased competition, increased operating costs and a decline in net operating revenues. As a result, Avalon closed its engineering and consulting office in Akron, Ohio and reduced its workforce by approximately 30% in January 2001.

Avalon's waste disposal brokerage and management operations obtain and retain customers by providing service and identifying cost-efficient disposal options unique to a customer's needs. Continued consolidation within the solid waste industry has resulted in reducing the number of disposal options available to waste generators and has caused disposal pricing to increase. Avalon does not believe that pricing changes alone will have a material effect upon its waste
disposal brokerage and management operations.   However, consolidation will have
the effect of reducing the number of competitors offering disposal alternatives which may adversely impact the future financial performance of Avalon's waste disposal brokerage and management operations.

A significant portion of Avalon's business is not subject to long-term contracts. In light of current economic, regulatory, and competitive conditions, there can be no assurance that Avalon's current customers will continue to transact business with Avalon at historical levels. Failure by Avalon to retain its current customers or to replace lost business could adversely impact the future financial performance of Avalon.

As a result of the significant capital improvements to the golf course, the green fees charged customers to play a round of golf have been increased substantially. Although Avalon believes that the capital improvements made to the golf course justify the increased green fees and will result in increased net operating revenues and increased income before taxes, there can be no assurance as to when such increases will be attained. Avalon's golf course competes with many public and private courses in the area.

Avalon's golf course is located in Warren, Ohio and is significantly dependent upon weather conditions during the golf season. Additionally, all of Avalon's other operations are somewhat seasonal in nature because a significant portion of the operations are performed primarily in selected northeastern and midwestern states. As a result, Avalon's financial performance could be adversely affected by winter weather conditions.

Market Risk

Avalon does not have significant exposure to changing interest rates. A 10% change in interest rates would have an immaterial effect on Avalon's pretax earnings for the next fiscal year. Avalon currently has no debt outstanding and invests primarily in short-term money market funds and other short-term obligations. Avalon does not undertake any specific actions to cover its exposure to interest rate risk and Avalon is not a party to any interest rate risk management transactions.

Avalon does not purchase or hold any derivative financial instruments.

Inflation Impact

Avalon has not entered into any long-term fixed price contracts that could have a material adverse impact upon its financial performance in periods of
inflation.    In general, management believes that rising costs resulting from price inflation could be passed on to customers; however, Avalon may need to absorb all or a portion of these cost increases depending upon competitive conditions at the time. As is the case with any transportation company, an increase in fuel prices may subject the transportation operations to increased operating expenses, which Avalon, in light of competitive market conditions, may not be able to pass on to its customers. During 2000 and continuing into the first quarter of 2001, Avalon's transportation operations experienced significant increases in fuel prices, some of which Avalon has not and will not be able to pass on to its customers.

Avalon Holdings Corporation and subsidiaries
--------------------------------------------------------------------------------

Consolidated Balance Sheets

 (in thousands, except for share data)

                                                                                                    December 31,
                                                                                                 -----------------
                                                                                                   2000      1999
                                                                                                 -----------------
Assets
Current Assets:
  Cash and cash equivalents.....................................................                 $11,022   $18,726
  Short-term investments........................................................                     759        --
  Accounts receivable, less allowance for
   doubtful accounts of $446 in 2000 and $790 in 1999...........................                  16,156    16,628
  Refundable income taxes (Note 5)..............................................                     327        --
  Deferred income taxes (Note 5)................................................                     564       403
  Prepaid expenses..............................................................                   1,560     1,567
  Other current assets..........................................................                     564       414
                                                                                                 -----------------

    Total current assets........................................................                  30,952    37,738

Property and equipment, net (Notes 3 and 4).....................................                  30,099    26,165
Costs in excess of fair market value of net assets of acquired businesses, net
  (Note 3)......................................................................                   1,082     2,324
Other assets, net...............................................................                     177       177
                                                                                                 -----------------

     Total assets...............................................................                 $62,310   $66,404
                                                                                                 =================
Liabilities and Shareholders' Equity
Current Liabilities:
  Accounts payable..............................................................                 $ 5,242   $ 6,001
  Accrued payroll and other compensation........................................                   1,249     1,833
  Accrued income taxes..........................................................                     596       618
  Other accrued taxes...........................................................                     305       720
  Other liabilities and accrued expenses (Note 6)...............................                   1,831     1,597
                                                                                                 -------   -------

    Total current liabilities...................................................                   9,223    10,769

Deferred income taxes (Note 5)..................................................                   1,239     1,354
Other noncurrent liabilities (Note 9)...........................................                     120       120

Contingencies and commitments (Notes 9 and 10)..................................                      --        --

Shareholders' Equity (Note 8):
  Class A Common Stock, $.01 par value, one vote per share; authorized
   10,500,000 shares, issued 3,185,240 shares at December 31, 2000 and
   December 31, 1999............................................................                      32        32
  Class B Common Stock, $.01 par value, ten votes per share; authorized
   1,000,000 shares; issued 618,091 shares at December 31, 2000 and
   December 31, 1999............................................................                       6         6
  Paid-in capital...............................................................                  58,096    58,096
  Accumulated deficit...........................................................                  (6,406)   (3,973)
                                                                                                 -----------------

     Total shareholders' equity.................................................                  51,728    54,161
                                                                                                 -----------------

     Total liabilities and shareholders' equity.................................                 $62,310   $66,404
                                                                                                 =================

  See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries
--------------------------------------------------------------------------------


Consolidated Statements of Operations

     (in thousands, except for per share amounts)

                                                                                     Year Ended December 31,
                                                                         ----------------------------------------------
                                                                               2000             1999              1998
                                                                         ----------------------------------------------
Net operating revenues.................................................  $    84,290      $    80,860       $    74,495

Cost and expenses:
     Costs of operations...............................................       75,862           69,349            65,119
     Write-down of assets (Note 3).....................................          796               --               599
     Write-down of costs in excess of fair market value of net assets
        of acquired businesses (Note 3)................................        1,093               --               377
     Selling, general and administrative expenses......................       11,132           10,519             9,951
                                                                         ----------------------------------------------
Income (loss) from operations..........................................       (4,593)             992            (1,551)

Other income (expense):
     Interest expense..................................................           --               (2)              (45)
     Interest income...................................................          879            1,073               667
     Other income, net.................................................          538              138               465
                                                                         ----------------------------------------------
Income (loss) before income taxes......................................       (3,176)           2,201              (464)

Provision (benefit) for income taxes (Note 5):
     Current...........................................................         (467)             920               745
     Deferred..........................................................         (276)              58              (562)
                                                                         -----------------------------------------------
                                                                                (743)             978               183
                                                                         ----------------------------------------------

Net income (loss)......................................................  $    (2,433)     $     1,223       $      (647)
                                                                         ===============================================

Net income (loss) and pro forma net loss per share (*) (Note 2)........  $      (.64)     $       .32       $      (.17)
                                                                         ===============================================

Weighted average shares outstanding (*)................................        3,803            3,803             3,803
                                                                         ===============================================

(*) In accordance with Securities and Exchange Commission regulations, pro forma per share data has been presented for 1998, the year in which the Spin-off occurred. For purposes of determining the pro forma per share data, all of Avalon's common stock issued as a result of the Spin-off is deemed to have been outstanding for 1998.


  See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries
--------------------------------------------------------------------------------

Consolidated Statements of Cash Flows
(in thousands)

                                                                                     Year Ended December 31,
                                                                         -----------------------------------------------
                                                                                2000             1999              1998
                                                                         -----------------------------------------------
Operating activities:
     Net income (loss).................................................  $    (2,433)     $     1,223       $      (647)
     Reconciliation of net income (loss) to cash provided by
       operating activities:
         Depreciation..................................................        3,112            2,739             2,401
         Amortization..................................................          153              223               221
         Write-down of assets..........................................          796               --               599
         Write-down of costs in excess of fair market value of net
            assets of acquired businesses..............................        1,093               --               377
         Provision (benefit) for deferred income taxes.................         (276)              58              (562)
         Provision for losses on accounts receivable...................          905              231               326
         (Gain) loss from disposal of property and equipment...........         (146)             (10)               11
         Unrealized gain on short-term investments.....................          (11)              --                --
         Change in operating assets and liabilities:
              Accounts receivable......................................         (433)            (687)           (3,083)
              Refundable income taxes..................................         (327)              --               105
              Prepaid expenses.........................................            7              (99)             (785)
              Other current assets.....................................         (150)              22               133
              Other assets.............................................           (4)              (5)              (47)
              Accounts payable.........................................         (759)            (278)            1,196
              Accrued payroll and other compensation...................         (584)             591               336
              Accrued income taxes.....................................          (22)            (460)              358
              Other accrued taxes......................................         (415)            (202)               75
              Other liabilities and accrued expenses...................          234             (575)              555
              Other noncurrent liabilities.............................           --             (725)              (11)
                                                                         -----------------------------------------------

                 Net cash provided by operating activities.............          740            2,046             1,558
                                                                         ----------------------------------------------

Investing activities:
     Purchases of short-term investments...............................      (12,426)              --                --
     Sales of short-term investments...................................       11,678               --                --
     Capital expenditures..............................................       (8,144)          (5,898)           (2,269)
     Proceeds from disposal of property and equipment..................          448              304                83
                                                                         ----------------------------------------------

                 Net cash used in investing activities.................       (8,444)          (5,594)           (2,186)
                                                                         -----------------------------------------------

Financing activities:
     Capital contribution from AWS.....................................           --               --            22,475
     Repayments of long-term debt......................................           --               --            (1,236)
     Dividends paid to AWS.............................................           --               --              (100)
                                                                         -----------------------------------------------

                 Net cash provided by financing activities.............           --               --            21,139
                                                                         ----------------------------------------------

Increase (decrease) in cash and cash equivalents.......................       (7,704)          (3,548)           20,511
Cash and cash equivalents at beginning of year.........................       18,726           22,274             1,763
                                                                         ----------------------------------------------

Cash and cash equivalents at end of year...............................  $    11,022      $    18,726       $    22,274
                                                                         ==============================================

See accompanying notes to consolidated financial statements

Avalon Holdings Corporation and Subsidiaries
--------------------------------------------------------------------------------

Consolidated Statements of Shareholders' Equity

   (in thousands)

                                                            For The Three Years Ended December 31, 2000
                                        -------------------------------------------------------------------------------
                                             Shares           Common Stock        Combined
                                        ------------------  -----------------     Capital      Paid-in      Accumulated
                                        Class A   Class B   Class A   Class B     Accounts     Capital        Deficit
                                        ------------------  -----------------     --------     -------     ------------

Balance at January 1, 1998..........         --      --     $  --     $  --       $ 37,496     $    --       $  (4,549)

Dividends from subsidiaries to
   American Waste Services, Inc.
   prior to the Spin-off............         --      --        --        --           (259)         --              --

Issuance of the Avalon Holdings
   Corporation common stock
   and Spin-off of the Avalon
   Business from AWS................      3,176     627        32         6        (37,237)     37,199              --

Capital contribution from
   American Waste Services, Inc.
   (Note 1).........................         --      --        --        --             --      20,897              --
Net loss............................         --      --        --        --             --          --            (647)
                                       -------------------------------------------------------------------------------

Balance at December 31, 1998........      3,176     627        32         6             --      58,096          (5,196)

Conversion of shares by
   shareholders.....................          9      (9)       --        --             --          --              --

Net income..........................         --      --        --        --             --          --           1,223
                                       -------------------------------------------------------------------------------

Balance at December 31, 1999........      3,185     618        32         6             --      58,096          (3,973)


Net Loss............................         --      --        --        --             --          --          (2,433)
                                       -------------------------------------------------------------------------------

Balance at December 31, 2000........      3,185     618    $   32     $   6       $     --     $58,096       $  (6,406)
                                       ===============================================================================


See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements


Note 1.  Description of the Business

Avalon Holdings Corporation ("Avalon" or "Company") was formed on April 30, 1998 as a subsidiary of American Waste Services, Inc. ("AWS"). Pursuant to the terms of a Contribution and Distribution Agreement dated as of May 7, 1998 between Avalon and AWS, AWS contributed to Avalon its transportation operations, technical environmental services operations, waste disposal brokerage and management operations, and golf course and related operations together with certain other assets including the headquarters of AWS and certain accounts receivable. In connection with the contribution, Avalon assumed certain liabilities of AWS including, without limitation, liabilities relating to the termination of certain employees of AWS and costs and potential liabilities relating to a certain legal proceeding. On June 17, 1998 AWS distributed, as a special dividend, all of the outstanding shares of capital stock of Avalon to the holders of AWS common stock on a pro rata and corresponding basis (the "Spin-off").

Avalon Holdings Corporation provides transportation services, technical environmental services, and waste disposal brokerage and management services to industrial, commercial, municipal and governmental customers primarily in selected northeastern and midwestern U.S. markets. Avalon Holdings Corporation also owns and operates a public golf course and travel agency.

Note 2.  Summary of Significant Accounting Policies

The significant accounting policies of Avalon which are summarized below are consistent with generally accepted accounting principles and reflect practices appropriate to the businesses in which they operate. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain prior year amounts have been reclassified to be consistent with the 2000 presentations.

Principles of consolidation

The consolidated financial statements include the accounts of Avalon including all wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The financial information of Avalon for all periods presented prior to June 18, 1998 reflect the combined operations of the businesses of Avalon while operating as subsidiaries of American Waste Services, Inc.

Cash and cash equivalents

Cash and cash equivalents include money market instruments and other highly liquid investments that are stated at cost which approximates market value. Such investments, which mature in three months or less from date of purchase, are considered to be cash equivalents for purposes of the Consolidated Statements of Cash Flows and Consolidated Balance Sheets. The balance of such short-term investments was $10,223,000 and $18,166,000 at December 31, 2000 and 1999, respectively. Such investments were not insured by the Federal Deposit Insurance Corporation.

Avalon maintains its cash balances in several financial institutions. These balances may, at times, exceed federal insured limits. Avalon has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk relating to cash and cash equivalents.

Short-term investments

Avalon's securities investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at fair value on the balance sheet, with the change in fair value during the period included in earnings. Trading securities are invested primarily in debt securities and are included in the Consolidated Balance Sheets under the caption "Short-term investments". The balance of Avalon's trading securities at December 31, 2000 was approximately $734,000. As of December 31, 2000 the unrealized gain on trading securities was approximately $11,000.

Also at December 31, 2000, Avalon held "available-for-sale" securities which were primarily invested in debt securities. The approximate fair value of these available-for-sale securities at December 31, 2000 was $25,000, and such balance was included in the Consolidated Balance Sheet under the caption "Short-term investments". At December 31, 2000, the cost of available-for-sale securities approximated their fair value and therefore Avalon had no unrealized gains or losses on these securities.

Financial instruments

The fair value of financial instruments consisting of cash, cash equivalents, receivables, and accounts payable at December 31, 2000 and 1999, approximates carrying value due to the relative short maturity of these financial instruments.

Property and equipment

Property and equipment, is stated at cost and depreciated using the straight-line method over the estimated useful life of the asset which varies from 10 to 30 years for land improvements; 5 to 50 years in the case of buildings and improvements; and from 3 to 10 years for machinery and equipment, transportation equipment and vehicles, and office furniture and equipment (See Note 3).

Major additions and improvements are charged to the property and equipment accounts while replacements, maintenance and repairs which do not improve or extend the life of the respective asset are expensed currently. The cost of assets retired or otherwise disposed of and the related accumulated depreciation is eliminated from the accounts in the year of disposal. Gains or losses resulting from disposals of property and equipment are credited or charged to operations currently. Interest costs, if any, are capitalized on significant construction projects.

Costs in excess of fair market value of net assets of acquired businesses ("Goodwill")

Goodwill is amortized on a straight-line basis over 25 years. Amortization of these costs was $149,000 in 2000 and 1999 and $172,000 in 1998. Accumulated amortization at December 31, 2000 and 1999 was $1,115,000 and $1,720,000,
respectively. During the fourth quarter of 2000 and the fourth quarter of 1998, in accordance with Avalon's asset impairment policy, a portion of the goodwill was written off (see Note 3).

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

Prior to the Spin-off, Avalon's operations were included in the consolidated federal and state income tax returns of AWS. For all periods presented, the income tax provisions and tax liabilities of Avalon have been recorded as if Avalon had been a stand-alone entity filing separate tax returns.

Revenue recognition

Avalon recognizes revenue for transportation services on the date of delivery. Revenue for waste disposal brokerage and management services and technical environmental services, excluding laboratory services, is recognized as services are performed, while revenue for laboratory services is recognized when the service is completed. On contracts where the percentage-of-completion method is used, revenue is recognized for a portion of the total contract revenue, in the proportion that costs incurred bear to management's estimate of total contract costs to be incurred, commencing when progress reaches a point where experience is sufficient to estimate final results with reasonable accuracy. Earnings and costs on contracts are subject to revision throughout the term of the contract, and any required revisions are made in the periods in which the revisions become known. Provision is made for the full amount of anticipated losses in the period in which they are determinable.

Costs and estimated earnings in excess of billings on uncompleted contracts represent revenues recognized on contracts for which billings will be presented in accordance with contract provisions. Such revenues are generally expected to be billed and collected within one year.

Asset impairments

Avalon periodically reviews the carrying value of certain of its assets in relation to historical results, current business conditions and trends to identify potential situations in which the carrying value of assets may not be recoverable. If such reviews indicate that the carrying value of such assets may not be recoverable, Avalon would estimate the undiscounted sum of the expected future cash flows of such assets to determine if such sum is less than the carrying value of such assets to ascertain if an impairment exists. If an impairment exists, Avalon would determine the fair value by using quoted market prices, if available, for such assets; or if quoted market prices are not available, Avalon would discount the expected future cash flows of such assets.

Environmental liabilities

When Avalon concludes that it is probable that a liability has been incurred with respect to a site, a provision is made in Avalon's financial statements for Avalon's best estimate of the liability based on management's judgment and experience, information available from regulatory agencies, and the number, financial resources and relative degree of responsibility of other potentially responsible parties who are jointly and severally liable for remediation of that site as well as the typical allocation of costs among such parties. If a range of possible outcomes is estimated and no amount within the range appears to be a better estimate than any other, then Avalon provides for the minimum amount within the range, in accordance with generally accepted accounting principles. The liability is recognized on an undiscounted basis. Avalon's estimates are revised, as deemed necessary, as additional information becomes known.

Basic net income (loss) per share and pro forma net income (loss) per share

For the years ended December 31, 2000 and 1999 basic net income (loss) per share has been computed using the weighted average number of common shares outstanding which was 3,803,331. For purposes of determining the pro forma net loss per share data for the year ended December 31, 1998 all of Avalon's common stock issued as a result of the Spin-off is deemed to have been outstanding for 1998. As such, the weighted average number of shares outstanding for 1998 is 3,803,331. There were no common equivalent shares outstanding and therefore diluted per share amounts are equal to basic per share amounts for 2000, 1999 and 1998.

Comprehensive income

Comprehensive income equals net income for all years presented.

Selling, general and administrative expense

Certain selling, general and administrative expenses were allocated to Avalon from AWS prior to the Spin-off. The amount allocated to Avalon from AWS from January 1, 1998 to June 17, 1998 amounted to $867,000. These costs represent costs of AWS allocated to Avalon and are not necessarily representative of what these costs would have been if Avalon had been operating as an independent basis.

Note 3.  Long-lived Asset Impairments

The engineering and consulting business of Avalon's technical environmental services operations experienced a significant loss before taxes in 2000 due to increased competition, increased operating costs and a decline in net operating revenues compared with the prior year. As a result, Avalon closed its engineering and consulting office in Akron, Ohio and reduced its workforce by approximately 30% in January 2001. In accordance with Avalon's asset impairment policy, Avalon performed an evaluation of the non-current assets of the engineering and consulting business including the costs in excess of fair market value of net assets of acquired businesses ("goodwill") to determine if the carrying value of such assets was recoverable.

In accordance with Avalon's asset impairment policy, to ascertain whether an impairment existed, Avalon estimated the undiscounted sum of the expected future cash flows of the engineering and consulting business to determine if such sum was less than the carrying value of the non-current assets. The evaluation indicated the existence of an impairment and Avalon determined the fair value of the non-current assets (and measured the extent of the impairment) by discounting the expected future cash flows at the rate of 6%. As a result, in the fourth quarter of 2000, Avalon recorded a write-down of goodwill in the amount of $1,093,000 and a write-down of other non-current assets of $747,000. These amounts are included in the Consolidated Statements of Operations under the captions "Write-down of costs in excess of fair market value of net assets of acquired businesses" and "Write-down of assets", respectively.

During the fourth quarter of 1998, the remediation business of Avalon's technical environmental services operations continued to experience operating losses. As a result, Avalon changed the focus of its remediation business from larger projects to smaller projects and to providing support to Avalon's other environmental services. In accordance with Avalon's asset impairment policy, Avalon performed an evaluation of the goodwill of the remediation business to determine if the carrying value of such asset was recoverable.

In accordance with Avalon's asset impairment policy, to ascertain whether an impairment existed, Avalon estimated the undiscounted sum of the expected future after-tax cash flows of the remediation business, excluding amortization of goodwill, to determine if such sum was less than the carrying value of the goodwill, which had a remaining life of 17 years. The evaluation indicated the existence of an impairment.

As a result of the existence of an impairment, in determining the fair value of the goodwill, Avalon concluded that the remediation business could not be sold for more than the carrying value of its property and equipment. Therefore, Avalon recorded a write-down of the goodwill in the amount of $377,000 in the fourth quarter of 1998. The write-down is included in the Consolidated Statements of Operations under the caption "Write-down of costs in excess of fair market value of net assets of acquired businesses."

In addition, as a result of the change in focus to smaller remediation projects, the management of the remediation business decided during the fourth quarter of 1998 to sell a piece of equipment which had been utilized solely on large remediation projects. In accordance with Avalon's asset impairment policy, Avalon recorded a write-down of $100,000 in the fourth quarter of 1998 to reflect the fair value of this asset. This write-down is included in the Consolidated Statements of Operations under the caption "Write-down of assets."

During the fourth quarter of 1998, Avalon also committed to a plan to dispose of certain assets of the transportation operations which resulted in the write-down of such assets in accordance with Avalon's asset impairment policy. Prior to the Spin-off, Avalon used special containers designed primarily for hauling waste over long distances to an affiliated disposal facility which owned special equipment necessary to unload these specialized containers. As a result of the transportation operation's decreased utilization of these containers subsequent to the Spin-off and the fact that the disposal facility which owns the unloading equipment is no longer affiliated with Avalon, management of the transportation operations decided during the fourth quarter of 1998 to discontinue utilizing these special containers and to sell or dispose of them. In accordance with Avalon's asset impairment policy, Avalon, therefore, recorded a write-down of $499,000 in the fourth quarter of 1998 to reflect the fair value of these assets. The write-down is included in the Consolidated Statements of Operations for the year ended December 31, 1998 under the caption "Write-down of assets."


Note 4.  Property and Equipment

Property and equipment at December 31, 2000 and 1999 consists of the following (in thousands):

                                       2000       1999
                                     --------   --------
Land and land improvements.........  $  9,798   $  3,885
Buildings and improvements.........    11,814     13,610
Machinery and equipment............     6,019      5,118
Transportation equipment and
         vehicles..................    13,692     12,992
Office furniture and equipment.....     4,952      4,777
Construction in progress...........       494      2,427
                                     -------------------
                                       46,769     42,809
Less accumulated depreciation and
      amortization.................   (16,670)   (16,644)
                                     -------------------
Property and equipment, net........  $ 30,099   $ 26,165
                                     ===================

Included in construction in progress at December 31, 1999 was $2,420,000 of capital improvements relating to the golf course.

Note 5.  Income Taxes

Prior to the Spin-off, Avalon's operations were included in the consolidated federal and state income tax returns of AWS. For all periods presented, the income tax provisions and tax liabilities of Avalon have been recorded as if Avalon had been a stand-alone entity filing separate tax returns.

Income (loss) before income taxes for each of the three years ended December 31, 2000 was subject to taxation under United States jurisdictions only.

The provisions (benefits) for income taxes charged to operations consist of the following (in thousands):

                                              2000    1999   1998
                                             ---------------------
Current:
Federal...................................   $(515)  $ 835  $ 701
State.....................................      48      85     44
                                             --------------------
                                              (467)    920    745
                                             --------------------
Deferred:
Federal...................................     (93)     34   (527)
State.....................................    (183)     24    (35)
                                             --------------------
                                              (276)     58   (562)
                                             --------------------
                                             $(743)  $ 978  $ 183
                                             ====================

The tax effects of temporary differences that give rise to significant portions of the deferred tax (assets) liabilities at December 31, 2000 and 1999 are as follows (in thousands):

                                                           2000     1999
                                                         ---------------
Deferred tax assets:
Accounts receivable, principally due
    to allowance for doubtful accounts.................  $ (156)  $ (288)
Reserves not deductible until paid.....................    (205)    (312)
Net operating loss carry-forwards
     Federal...........................................    (245)      --
    State..............................................    (278)     (89)
Other..................................................     (16)     (50)
                                                         ---------------
Gross deferred tax assets..............................    (900)    (739)
Less valuation allowance...............................      35       35
                                                         ---------------
Net deferred tax assets................................  $ (865)  $ (704)
                                                         ---------------


Deferred tax liabilities:
Property and equipment.................................  $1,486   $1,651
Other..................................................      54        4
                                                         ---------------
Gross deferred tax liabilities.........................   1,540    1,655
                                                         ---------------

Net deferred tax liability.............................  $  675   $  951
                                                         ===============

The provision (benefit) for income taxes differs from

the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to income (loss) before income taxes as a result of the following differences (in thousands):


                                                 2000     1999      1998
                                               ---------------------------
Income (loss) before income
 taxes....................................     $(3,176)  $2,201   $  (464)
Federal statutory tax rate................          35%      35%       35%
                                               ---------------------------
                                                (1,112)     770      (162)

State income taxes, net
 of federal income tax
 benefits.................................         (88)      71         6
Nondeductible amortization
 and depreciation.........................         423       51       187
Other nondeductible
 expenses.................................         113      119       132
Other, net................................         (79)     (33)       20
                                               --------------------------
                                               $  (743)  $  978   $   183
                                               ==========================

Avalon had net income tax refunds of $118,000 in 2000 and made net income tax payments of $1,376,000 and $109,000 in 1999 and 1998, respectively. At December 31, 2000 Avalon has a taxable loss for federal income tax purposes of $1,683,000, of which $994,000 is being utilized as a carryback to reduce taxable income of a prior year. Refundable income taxes of $327,000 have been recorded as a result of the carryback. The remaining taxable loss of $689,000 is available to offset future taxable income through 2020.

In addition, at December 31, 2000 and 1999, certain subsidiaries of Avalon have net operating loss carryforwards for state purposes aggregating $3,774,000 and $1,169,000, respectively, which are available to offset future state taxable income.

Note 6.  Retirement Benefits

Avalon sponsors a defined contribution profit sharing plan that is a qualified tax deferred benefit plan under Section 401(k) of the Internal Revenue Code (the "Plan"). Substantially all employees are eligible to participate in the Plan. The Plan provides for employer discretionary cash contributions determined by Avalon's Board of Directors. Discretionary contributions vest on a graduated basis and become 100% vested after six years of service. Plan participants may also contribute a portion of their annual compensation to the Plan, subject to maximums imposed by the Internal Revenue Code and related regulations. Costs charged to operations for Avalon's contributions were $624,000, $588,000 and $604,000 for the years 2000, 1999 and 1998, respectively. The liability for Avalon's contribution is included in the Consolidated Balance Sheets under the caption "Other liabilities and accrued expenses."

Note 7. Stock Option Plan

Effective July 1, 1998, Avalon adopted the 1998 Long-term Incentive Plan which provides for the granting of options which are intended to be non-qualified stock options ("NQSO's") for federal income tax purposes except for those options designated as incentive stock options ("ISO's") which qualify under section 422 of the Internal Revenue Code. Avalon has reserved 1,300,000 shares of Class A Common Stock for issuance to employees and non-employee directors. NQSO's may be granted with an exercise price which is not less than 85% of the fair market value of the Class A Common Stock on the date of grant. Options designated as ISO's shall not be less than 110% of fair market value for employees who are ten percent shareholders and not less than 100% of fair market value for other employees. The Board of Directors may, from time to time, in its discretion grant options to one or more outside directors, subject to such terms and conditions as the Board of Directors may determine, provided that such terms and conditions are not inconsistent with other applicable provisions of the 1998 Long-term Incentive Plan. Options shall have a term of no longer than ten years from the date of grant; except that for an option designated as an ISO which is granted to a ten percent shareholder, the option shall have a term no longer than five years.

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

Note 8. Shareholders' Equity

Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes on all matters submitted to a vote of the shareholders. Except for the election of Avalon's Board of Directors, the Class A Common Stock and the Class B Common Stock vote together as a single class on all matters presented for a vote of the shareholders. However, with regard to the election of directors, for as long as the outstanding Class B Common Stock has more than 50% of the total outstanding voting power of all Common Stock, the holders of the Class A Common Stock, voting as a separate class, will elect the number of directors equal to at least 25% of the total Board of Directors and the holders of the Class B Common Stock, voting as a separate class, will elect the remaining directors. Thereafter, the holders of the Class A and Class B Common Stock will vote together as a single class for the election of directors. The holders of a majority of all outstanding shares of Class A Common Stock or Class B Common Stock, voting as separate classes, must also approve amendments to the Articles of Incorporation that adversely affect the shares of their class. Shares of Class A Common Stock and Class B Common Stock do not have cumulative voting rights.

Each share of Class B Common Stock is convertible, at any time, at the option of the shareholder, into one share of Class A Common Stock. Shares of Class B Common Stock are also automatically converted into shares of Class A Common Stock on the transfer of such shares to any person other than Avalon, another holder of Class B Common Stock or a Permitted Transferee, as defined in Avalon's Articles of Incorporation. The Class A Common Stock is not convertible.

In December 2000, Avalon authorized the repurchase of up to 1,000,000 shares of its Class A Common Stock for an aggregate amount not to exceed $2,500,000. Using available cash, Avalon plans to make purchases from time to time in the open market and in private negotiated transactions. The amount and timing of any share purchases will be based upon management's ongoing assessment of Avalon's capital structure, liquidity, general market conditions and other corporate considerations.

Note 9.  Legal Matters

In September 1995, certain subsidiaries of Avalon were informed that they had been identified as potentially responsible parties by the Indiana Department of Environmental Management with respect to a Fulton County, Indiana, hazardous waste disposal facility which is subject to remedial action under Indiana Environmental Laws. Such identification was based upon the subsidiaries having been involved in the transportation of hazardous substances to the facility. A large number of waste generators and other waste transportation and disposal companies were also identified as responsible or potentially responsible parties with respect to this facility. During the fourth quarter of 1999, Avalon became a party to an Agreed Order and a Participation Agreement regarding the remediation of a portion of this site. The Participation Agreement provides for, among other things, the allocation of all site remediation costs except for approximately $3 million. Avalon's total liability for the allocated costs under the Participation Agreement was approximately $71,000 which Avalon has paid.

The additional unallocated site remediation costs are currently estimated to be approximately $3 million and Avalon's total accrued liability relating to the remediation of this portion of the site on an undiscounted basis is $120,000, which is included in the December 31, 2000 and 1999 Consolidated Balance Sheets under the caption "Other noncurrent liabilities." The extent of any ultimate liability of any of Avalon's subsidiaries with respect to these additional costs is unknown. The measurement of environmental liabilities is inherently difficult and the possibility remains that technological, regulatory or enforcement developments, the results of environmental studies or other factors could materially alter Avalon's expectations at any time. Currently, however, because of the expected sharing among responsible and potentially responsible parties, the availability of legal defenses, and typical settlement results, Avalon currently estimates that the ultimate liability for this matter will be consistent with the amounts recorded on Avalon's financial statements.

In the ordinary course of conducting its business, Avalon also becomes involved in lawsuits, administrative proceedings and governmental investigations, including those relating to the environmental matters. Some of these proceedings may result in fines, penalties or judgments being assessed against Avalon which, from time to time, may have an impact on its business and financial condition. Although the outcome of such lawsuits or other proceedings cannot be predicted with certainty, Avalon does not believe that any uninsured ultimate liabilities, fines or penalties resulting from such pending proceedings, individually or in the aggregate, would have a material adverse effect on it.

Note 10.  Lease Commitments

Avalon leases certain office facilities, vehicles, machinery and equipment. Future commitments under long-term, noncancellable operating leases at December 31, 2000 are as follows (in thousands):

Year ending December 31,
------------------------

2001........................................................  $   3,047
2002........................................................      2,702
2003........................................................      2,533
2004........................................................      2,020
2005........................................................      1,805
After 2005..................................................      1,493
                                                              ---------
                                                              $  13,600
                                                              =========

Rental expense included in the Consolidated Statements of Operations amounted to $4,616,000 in 2000, $3,593,000 in 1999, and $2,800,000 in 1998. Periodically,
Avalon's transportation operations rent additional transportation equipment on a short-term basis in order to meet its hauling obligations

Note 11.  Business Segment Information

Effective for the year ended December 31, 1998, Avalon adopted Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information," requiring that companies disclose segment data based on how management makes resource allocation decisions and evaluates segment operating performance.

In applying the Statement, Avalon considered its operating and management structure and the types of information subject to regular review by its "chief operating decision maker." On this basis, Avalon's reportable segments include transportation services, technical environmental services, waste disposal brokerage and management services and golf and related operations. Avalon accounts for intersegment net operating revenues as if the transactions were to third parties. The segment disclosures are presented on this basis for all years presented.

Avalon's primary business segment provides transportation services that include transportation of hazardous and non-hazardous waste, transportation of general and bulk commodities and transportation brokerage and management services. The technical environmental services segment provides environmental consulting, engineering, site assessments, analytical laboratory, remediation services and operates and manages a captive landfill for an industrial customer. The waste disposal brokerage and management services segment provides hazardous and nonhazardous disposal brokerage and management services. The golf and related operations includes the operations of a public golf course and travel agency. Avalon does not have significant operations located outside the United States and, accordingly, geographical segment information is not presented.

Prior to the Spin-off, the transportation services segment obtained approximately $2.4 million of its net operating revenue from AWS's landfill subsidiaries in 1998. The other Avalon segments did not have significant transactions with the AWS landfill subsidiaries in 1998.

The accounting policies of the segments are consistent with those described for the consolidated financial statements in the summary of significant accounting policies (see Note 2). Avalon measures segment profit for internal reporting purposes as income (loss) before taxes. Business segment information including the reconciliation of segment income to consolidated income (loss) before taxes is as follows (in thousands):

Avalon Holdings Corporation and Subsidiaries
--------------------------------------------------------------------------------

                                                                                                  2000       1999       1998
                                                                                              ------------------------------
Net operating revenues from:
Transportation services:
  External customers revenues...........................................................      $ 39,809   $ 34,607   $ 33,105
  Intersegment revenues.................................................................         6,519      5,483      4,215
                                                                                              ------------------------------
  Total transportation services.........................................................        46,328     40,090     37,320
                                                                                              ------------------------------

Technical environmental services:
  External customers revenues...........................................................        27,232     28,871     25,192
  Intersegment revenues.................................................................            73        124        134
                                                                                              ------------------------------
  Total technical environmental services................................................        27,305     28,995     25,326
                                                                                              ------------------------------

Waste disposal brokerage and management services:
  External customers revenues...........................................................        16,650     15,302     12,900
  Intersegment revenues.................................................................         5,331      3,231      1,534
                                                                                              ------------------------------
  Total waste disposal brokerage and management services................................        21,981     18,533     14,434
                                                                                              ------------------------------

Golf and related operations:
  External customer revenues............................................................           516      1,115      1,857
  Intersegment revenues.................................................................           228        278        286
                                                                                              ------------------------------
  Total golf and related operations.....................................................           744      1,393      2,143
                                                                                              ------------------------------

Other businesses:
  External customers revenues...........................................................            83        965      1,441
  Intersegment revenues.................................................................            --         15         --
                                                                                              ------------------------------
  Total other businesses................................................................            83        980      1,441
                                                                                              ------------------------------
  Segment operating revenues............................................................        96,441     89,991     80,664
  Intersegment eliminations.............................................................       (12,151)    (9,131)    (6,169)
                                                                                              ------------------------------
  Total net operating revenues..........................................................      $ 84,290   $ 80,860   $ 74,495
                                                                                              ------------------------------

Income (loss) before taxes:
  Transportation services...............................................................      $  1,057   $  2,334   $  1,575
  Technical environmental services......................................................        (1,703)     1,991       (115)
  Waste disposal brokerage and management services......................................         1,104      1,369      1,282
  Golf and related operations...........................................................        (1,062)      (187)       399
  Other businesses......................................................................          (192)      (170)       (38)
                                                                                              ------------------------------
  Segment income (loss) before taxes....................................................          (796)     5,337      3,103
  Corporate interest income.............................................................           755        944        557
  Corporate other income, net...........................................................           298          2         35
  General corporate expenses............................................................        (3,433)    (4,082)    (4,159)
                                                                                              ------------------------------
  Income (loss) before taxes............................................................      $ (3,176)  $  2,201   $   (464)
                                                                                              ------------------------------

Depreciation and amortization:
  Transportation services...............................................................      $  1,622   $  1,459   $  1,294
  Technical environmental services......................................................         1,141      1,076        961
  Waste disposal brokerage and management services......................................             9         --         --
  Golf and related operations...........................................................           253        171        197
  Other businesses......................................................................            32         60         76
  Corporate.............................................................................           208        196         94
                                                                                              ------------------------------
      Total.............................................................................      $  3,265   $  2,962   $  2,622
                                                                                              ------------------------------

Interest income:
  Transportation services...............................................................      $     58   $     38   $     35
  Technical environmental services......................................................            27         41         40
  Waste disposal brokerage and management services......................................            33         40         18
  Golf and related operations...........................................................             6         --         --
  Other businesses......................................................................            --         10         17
  Corporate.............................................................................           755        944        557
                                                                                              ------------------------------
      Total.............................................................................      $    879   $  1,073   $    667
                                                                                              ------------------------------

Other significant noncash items:
  Write-down of assets:
    Transportation services.............................................................      $     --   $     --   $    499
    Technical environmental services....................................................           747         --        100
    Other businesses....................................................................            49         --         --
                                                                                              ------------------------------
      Total.............................................................................      $    796   $     --   $    599
                                                                                              ------------------------------

  Write-down of costs in excess of
   fair market value of net assets of
   acquired  businesses:
    Technical environmental services....................................................      $  1,093   $     --   $    377
                                                                                              ------------------------------
      Total.............................................................................      $  1,093   $     --   $    377
                                                                                              ------------------------------

Capital expenditures:
  Transportation services...............................................................      $  2,295   $  2,593   $  1,171
  Technical environmental services......................................................         1,031        655        895
  Waste disposal brokerage and management services......................................           104         --         --
  Golf and related operations...........................................................         4,644      2,598         53
  Other businesses......................................................................            --         --          5
  Corporate.............................................................................            70         52        145
                                                                                              ------------------------------
      Total.............................................................................      $  8,144   $  5,898   $  2,269
                                                                                              ------------------------------

Identifiable assets at December 31:
  Transportation services...............................................................      $ 14,365   $ 15,653   $ 17,288
  Technical environmental services......................................................        14,253     16,652     17,954
  Waste disposal brokerage and management services......................................         4,027      4,358      3,165
  Golf and related operations...........................................................        12,238      7,812      5,636
  Other businesses......................................................................            67        446        333
  Corporate.............................................................................        31,246     28,793     30,388
                                                                                              ------------------------------
      Sub Total.........................................................................        76,196     73,714     74,764
  Elimination of intersegment receivables...............................................       (13,886)    (7,310)    (8,079)
                                                                                              ------------------------------
      Total.............................................................................      $ 62,310   $ 66,404   $ 66,685
                                                                                              ------------------------------

Avalon Holdings Corporation and Subsidiaries
--------------------------------------------------------------------------------

Note 12.  Quarterly financial data (Unaudited)

Selected quarterly financial data for each quarter in 2000 and 1999 is as follows:

                                                              Year Ended December 31, 2000
                                                -------------------------------------------------------
                                                  First      Second      Third       Fourth
                                                 Quarter    Quarter     Quarter      Quarter     Total
                                                -------------------------------------------------------
Net operating revenues....................      $21,252     $21,463     $21,968     $19,607     $84,290
Income (loss) from operations.............         (550)       (596)       (512)     (2,935)     (4,593)
Net loss..................................         (137)       (188)       (168)     (1,940)     (2,433)
Net loss per share........................      $  (.04)    $  (.05)    $  (.04)    $  (.51)    $  (.64)
                                                -------------------------------------------------------

                                                            Year Ended December   31, 1999
                                                -------------------------------------------------------
                                                 First       Second      Third       Fourth
                                                Quarter      Quarter    Quarter      Quarter     Total
                                                -------------------------------------------------------
Net operating revenues....................      $19,494     $19,542     $21,513     $20,311     $80,860
Income (loss) from operations.............         (169)        349         872         (60)        992
Net income................................           66         365         612         180       1,223
Net income per share......................      $   .02     $   .10     $   .16     $   .05     $   .32
                                                -------------------------------------------------------

================================================================================

Independent Auditors' Report

The Shareholders and Board of Directors of Avalon Holdings Corporation

We have audited the accompanying consolidated balance sheets of Avalon Holdings Corporation and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Avalon Holdings Corporation and subsidiaries as of December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP


Cleveland, Ohio
March 2, 2001

Avalon Holdings Corporation and Subsidiaries
--------------------------------------------------------------------------------

Independent Auditors' Report

The Shareholders and Board of Directors of Avalon Holdings Corporation

We have audited the accompanying consolidated statements of operations, shareholders' equity, and cash flows of Avalon Holdings Corporation and subsidiaries (formerly the Avalon Business of American Waste Services, Inc.) for the year ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of Avalon Holdings Corporation and subsidiaries (formerly the Avalon Business of American Waste Services, Inc.) for the year ended December 31, 1998 in conformity with accounting principles generally accepted in the United States of America.


KPMG LLP


Cleveland, Ohio
March 10, 1999

Digest of Financial Data

                                                                                (All amounts are in thousands, except per share
                                                                                data, percentages and number of employees)
                                                                                ----------------------------------------------------
                                                                                     2000       1999      1998      1997      1996
                                                                                ----------------------------------------------------
Selected statement of operations information
Net operating revenues........................................................     $84,290   $ 80,860  $ 74,495   $60,687   $61,361
Income (loss) from operations.................................................      (4,593)       992    (1,551)     (941)    2,109
Interest expense..............................................................          --          2        45       118       141
Net income (loss).............................................................      (2,433)     1,223      (647)     (666)    1,337
Net income (loss) and pro forma net (loss) per share (*)......................        (.64)       .32      (.17)     (.26)        *
Dividends per Class A share...................................................          --         --        --        --        --
Dividends per Class B share...................................................          --         --        --        --        --
Weighted average shares used to calculate net income and
 pro forma net (loss) per share (*)...........................................       3,803      3,803     3,803     3,803         *

Selected cash flow information
Cash provided by
 operating activities.........................................................         740      2,046     1,558     2,749       361
Cash used for capital expenditures............................................       8,144      5,898     2,269     2,881     1,698

Selected year-end balance sheet information
Cash and cash equivalents.....................................................      11,022     18,726    22,274     1,763     1,975
Current assets................................................................      30,952     37,738    40,666    22,078    23,090
Current liabilities...........................................................       9,223     10,769    11,693     8,341     7,780
Working capital...............................................................      21,729     26,969    28,973    13,737    15,310
Properties less accumulated
 depreciation and amortization................................................      30,099     26,165    23,300    19,184    18,680
Total assets..................................................................      62,310     66,404    66,685    44,517    45,099
Current portion of long-term debt.............................................          --         --        --       230       305
Long-term debt................................................................          --         --        --     1,006     1,236
Deferred income taxes (non-current)...........................................       1,239      1,354     1,209     1,367     1,429
Shareholders' equity..........................................................      51,728     54,161    52,938    32,947    33,713

Other information
Working capital ratio.........................................................       3.4:1      3.5:1     3.5:1     2.6:1     3.0:1
Percent of debt-to-total capital employed.....................................          --         --        --         4%        4%
Quoted market price-Class A Shares:
 High.........................................................................       5 3/4      7 1/4     9 1/2       N/A       N/A
 Low..........................................................................      2 5/16    4 13/16   5 11/16       N/A       N/A
 Year-end.....................................................................       2 3/4          5    7 1/16       N/A       N/A
Number of employees at year-end...............................................         450        470       441       373       364

(*) In accordance with Securities and Exchange Commission regulations, pro forma per share data has been presented only for 1998, the year in which the Spin-off occurred, and the preceding year. For purposes of determining the pro forma per share data, all of Avalon's common stock issued as a result of the Spin-off is deemed to have been outstanding since the beginning of 1997.

Company Location Directory

Corporate Office               Transportation Offices           Technical
                                                                Environmental
Avalon Holdings Corporation    DartAmericA, Inc.                Services
One American Way               Dart Trucking Company, Inc.
Warren, Ohio 44484-5555        Dart Services, Inc.              Earth Sciences
(330) 856-8800                 TRB National Systems, Inc.       Consultants, Inc.
                               One American Way                 Corporate Headquarters
                               Warren, Ohio 44484-5555          One Triangle Lane
Waste Disposal                 (330) 856-8430                   Export, Pennsylvania 15632
Brokerage and                                                   (724) 733-3000
Management Services
                               Transportation Terminals         Antech Ltd.
American Waste Management                                       One Triangle Lane
Services, Inc.                 Dart Trucking Company, Inc.      Export, Pennsylvania 15632
One American Way               61 Railroad Street               (724) 733-1161
Warren, Ohio 44484-5555        Canfield, Ohio 44406
(330) 856-8800                                                  AWS Remediation, Inc.
                               Dart Trucking Company, Inc.      One Triangle Lane
                               200 Old Webster Road             Export, Pennsylvania 15632
Golf and Related               Oxford, Massachusetts 01540      (724) 733-1009
Operations
                               Dart Trucking Company, Inc.      American Landfill
Avalon Lakes Golf, Inc.        1807A Route 7                    Management, Inc.
One American Way               Kenova, West Virginia 25530      One American Way
Warren, Ohio 44484-5555                                         Warren, Ohio 44484-5555
(330) 856-8898                 Dart Trucking Company, Inc.      (330) 856-8800
                               11861 S. Cottage Grove Ave.
Avalon Travel, Inc.            Chicago, Illinois 60628
One American Way
Warren, Ohio 44484-5555        Dart Trucking Company, Inc.
(330) 856-8400                 5 Crown Point Drive
                               Paulsboro, New Jersey 08066

                               Dart Trucking Company, Inc.
                               11 Riverway Place
                               Building 1
                               Bedford, New Hampshire 03110

Directors and Officers

Directors                                 Officers

Ronald E. Klingle
/1/(Chairman) /2/(Chairman)               Ronald E. Klingle
Chairman of the Board and                 Chairman of the Board and
Chief Executive Officer                   Chief Executive Officer

Sanford B. Ferguson/1,3,4/ (Chairman)     Timothy C. Coxson
Chairman and Chief Executive Officer of   Treasurer and Chief Financial Officer
Seven Springs Farm, Inc.


Robert M. Arnoni/2,3,4/                   Jeffrey M. Grinstein
President, Arnoni Development             Secretary
Company, Inc.

                                          Frances R. Klingle
Stephen L. Gordon/3/(Chairman),/4/        Chief Administrative Officer
Partner, Beveridge & Diamond (law firm)

                                          Kenneth R. Nichols
                                          Vice President, Taxes
Stephen G. Kilper
Chief  Executive Officer,
American Landfill Management, Inc.        Frank Lamanna
Antech, Ltd.                              Vice President, Corporate Financial
AWS Remediation, Inc.                     Services
Earth Sciences Consultants, Inc.



1  Executive Committee
2  Compensation Committee
3  Audit Committee
4  Option Plan Committee

Shareholder Information

Annual meeting of shareholders

The annual meeting of shareholders will be held at the Grand Pavilion, One American Way, Warren, Ohio, on Monday, April 30, 2001, at 10:00 a.m.

Common stock information

Avalon's Class A Common Stock is listed on the American Stock Exchange (symbol:
AWX). Quarterly stock information for 2000, 1999 and from June 18, 1998 to December 31, 1998 as reported by The Wall Street Journal is as follows:

 2000:
 Quarter Ended            High        Low        Close
-------------------------------------------------------
 March 31                 5 3/4       4  5/8     4 3/4
 June 30                  4 3/4       3  3/8     3 1/2
 September 30             3 1/2       3          3 1/16
 December 31              3 3/16      2  5/16    2 3/4

 1999:
 Quarter Ended            High        Low        Close
-------------------------------------------------------
 March 31                 7 1/4       5  9/16    6 1/16
 June 30                  7 1/8       5  3/4     6 3/4
 September 30                 7       5  1/2     5 5/8
 December 31              5 7/8       4 13/16    5

 1998:
 Quarter Ended            High        Low        Close
--------------------------------------------------------
 June 30                  8           5 11/16    6 5/8
 September 30             9 1/2       6  3/4     8 1/2
 December 31              8 3/8       7          7 1/16

No dividends were paid during 2000.

There are 687 Class A and 12 Class B Common Stock shareholders of record as of the close of business March 2, 2001. The number of holders is based upon the actual holders registered on the records of Avalon's transfer agent and registrar and does not include holders of shares in "street names" or persons, partnerships, associations, corporations or other entities identified in security position listings maintained by depository trust companies.

Dividend policy

Avalon presently intends to retain earnings for use in the operation and expansion of its business and therefore does not anticipate paying any cash dividends in the foreseeable future.

Annual report on Form 10-K

Copies of Avalon's annual report on Form 10-K can be obtained free of charge by writing to Avalon Holdings Corporation, One American Way, Warren, Ohio 44484-5555, Attention: Shareholder Relations.

Transfer agent and registrar

The transfer agent and registrar for Avalon is American Stock Transfer and Trust Company. All correspondence concerning stock transfers should be directed to them at 40 Wall Street, New York, New York 10005.

Investor inquiries

Security analysts, institutional investors, shareholders, news media representatives and other seeking financial information or general information about Avalon are invited to direct their inquiries to Timothy C. Coxson, Treasurer and Chief Financial Officer, telephone (330) 856-8800.

________________________________________________________________________________

Policy statement on equal employment opportunity and affirmative action

Avalon is firmly committed to a policy of equal employment opportunity and affirmative action. Toward this end, Avalon will continue to recruit, hire, train and promote persons in all job titles, without regard to race, color, religion, sex, national origin, age, handicap, ancestry or Vietnam-era or disabled veteran status. We will base all decisions on merit so as to further the principle of equal employment opportunity. This policy extends to promotions and to all actions regarding employment including compensation, benefits, transfers, layoffs, return from layoffs, company-sponsored training and social programs.

26