Form 10-K405, Exhibit 13
period 2001-12-31
AVALON HOLDINGS CORP
filed 2002-03-22
CIK 1061069

     ====================================================================



================================================================================

                          Avalon Holdings Corporation
================================================================================





                     [LOGO OF AVALON HOLDINGS CORPORATION]



                              2001 Annual Report
     ====================================================================

                    F i n a n c i a l   H i g h l i g h t s


  (in thousands, except for per share amounts)

For the year                                                  2001                 2000
---------------------------------------------------------------------------------------
Net operating revenues............................      $   77,009          $    84,290
Loss from operations..............................          (5,444)              (4,593)
Net loss..........................................          (3,330)              (2,433)
Net loss per share................................            (.88)                (.64)
Net cash provided by operating activities.........           3,154                   17
Net cash used in investing activities.............          (9,084)              (7,721)

At year-end                                                   2001                 2000
---------------------------------------------------------------------------------------
Working capital...................................      $   14,387          $    21,729
Total assets......................................          59,967               62,310
Shareholders' equity..............................          48,398               51,728



===============================================================================

                                C o n t e n t s

Financial Highlights................................      1

Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations.........................      2

Consolidated Balance Sheets.........................     10

Consolidated Statements of Operations...............     11

Consolidated Statements of Cash Flows...............     12

Consolidated Statements of Shareholders' Equity.....     13

Notes to Consolidated Financial
  Statements........................................     14

Independent Auditors' Report........................     23

Digest of Financial Data............................     24

Company Location Directory..........................     25

Directors and Officers..............................     26

Shareholder Information.............................     27

                             T h e   C o m p a n y

Avalon Holdings Corporation provides transportation services, waste disposal brokerage and management services, and technical environmental services including environmental consulting, engineering, site assessment, analytical laboratory, remediation and landfill management services to industrial, commercial, municipal and governmental customers. Avalon Holdings Corporation also owns and operates a golf course.

Avalon Holdings Corporation and Subsidiaries
--------------------------------------------------------------------------------

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion provides information which management believes is relevant to an assessment and understanding of the operations and financial condition of Avalon Holdings Corporation and its Subsidiaries (collectively "Avalon"). This discussion should be read in conjunction with the consolidated financial statements and accompanying notes.

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


Liquidity and Capital Resources

For the year 2001, Avalon utilized existing cash and cash provided by operations to fund capital expenditures and meet operating needs.

During 2001, capital expenditures for Avalon totaled $1.6 million which was principally related to the capital improvements to Avalon's golf course and the purchase of equipment for Avalon's transportation operations. Avalon's aggregate capital expenditures in 2002 are expected to be in the range of $2 million to $3 million, which will relate principally to remodeling the corporate headquarters to include a clubhouse and pro shop for the Avalon Lakes Golf Club and the purchase of equipment for the transportation operations.

Working capital decreased to $14.4 million at December 31, 2001 compared with $21.7 million at December 31, 2000. The decrease is primarily due to the purchase of $6 million of investment securities classified as held-to-maturity and reflected in Avalon's balance sheet as noncurrent investments, and an increase in the allowance for doubtful accounts of $2.3 million compared with the prior year.

The increase in accounts receivable, excluding the allowance for doubtful accounts, and the increase in accounts payable are primarily related to a certain remediation project. Avalon has not been paid for the work performed on this project nor has Avalon paid its subcontractors for a substantial amount of work on this project. Additionally, at December 31, 2001, Avalon recorded a charge to the provision for losses on accounts receivable of $2.2 million as a result of Avalon's customer's financial and operational decline in the fourth quarter of 2001 and its subsequent filing for protection from creditors under the provisions of Chapter 11 of the United States Bankruptcy Code in January 2002. The unsuccessful collection of these monies coupled with Avalon's use of existing cash to satisfy its obligations associated with the project will negatively effect its liquidity.

The analytical laboratory business of the technical environmental services operations has experienced significant operating losses as a result of a decline in net operating revenues and the fixed nature of many of the costs associated with the laboratory operations. Failure to curtail the continuing losses incurred by the analytical laboratory business will negatively effect Avalon's liquidity.

Management believes that cash provided from operations, the availability of working capital, as well as Avalon's ability to incur indebtedness, will be, for the foreseeable future, sufficient to meet operating requirements and fund capital expenditure programs. Avalon does not currently have a credit facility.

Currently, Avalon is not pursuing potential acquisition candidates but will continue to consider acquisitions that make economic sense. While Avalon has not entered into any pending agreements for acquisitions, it may do so at any time. Such potential acquisitions could be financed by existing working capital, secured or unsecured debt, issuance of common stock, or issuance of a security with characteristics of both debt and equity, any of which could impact liquidity in the future.

Results of Operations

Avalon's primary business segment provides transportation services which include transportation of hazardous and nonhazardous waste, transportation of general and bulk commodities, and transportation brokerage and management services. The technical environmental services segment provides environmental consulting, engineering, site assessment, analytical laboratory, remediation and captive landfill management services. The waste disposal brokerage and management services segment provides hazardous and nonhazardous disposal brokerage and management services. The golf and related operations segment includes the operation of a golf course and travel agency.

Performance in 2001 compared with 2000

Overall Performance. Net operating revenues decreased to $77 million in 2001 compared with $84.3 million in 2000. The decrease is primarily the result of a 20.7% decrease in the net operating revenues of the transportation services segment and an 18.9% decrease in the net operating revenues of the technical environmental services segment partially offset by an increase in the net operating revenues of the waste disposal brokerage and management services segment and golf and related operations segment. Costs of operations as a percentage of net operating revenues increased slightly to 90.2% in 2001 compared with 90% in 2000 primarily as a result of lower gross margins of the transportation services segment. The analytical laboratory business of Avalon's technical environmental services segment continued to experience operating losses. As a result, in the second quarter of 2001, in accordance with Avalon's asset impairment policy, Avalon recorded a charge of $.5 million for the write-down of costs in excess of fair market value of net assets of acquired businesses. Selling, general and administrative expenses increased to $12.5 million in 2001 from $11.1 million in 2000 primarily as a result of an increase in the provision for losses on accounts receivable. As a result of a remediation business customer's financial and operational decline in the fourth quarter of 2001 and its subsequent filing for protection from creditors under the provisions of Chapter 11 of the United States Bankruptcy Code, Avalon recorded a $2.2 million charge to the provision for losses on accounts receivable in the fourth quarter of 2001. Interest income decreased primarily as a result of lower investment rates. Avalon incurred a net loss of $3.3 million in 2001 compared with a net loss of $2.4 million in 2000.

Segment Performance. Segment performance should be read in conjunction with Note 12 to Consolidated Financial Statements.

Net operating revenues of the transportation services segment decreased to $36.7 in 2001 from $46.3 in 2000. The decrease is primarily attributable to a significant decrease in the net operating revenues of the transportation brokerage operations and a decrease in the transportation of hazardous waste. The decrease in net operating revenues of the transportation brokerage operations is primarily because the net operating revenues for 2000 included significant revenues related to a one-time project in the New England states. The decreased net operating revenues for the transportation of hazardous waste is primarily a result of a decline in the volume of hazardous waste transported for certain customers. The transportation services segment incurred a loss before taxes of $.2 million in 2001 compared with income before taxes of $1.1 million in 2000. The decrease is primarily the result of the significant decrease in the level of business of both the transportation brokerage operations and the transportation of hazardous waste. The significant decrease in the level of transportation services provided has resulted in the under utilization of many leased power units, thereby increasing costs as a percentage of net operating revenues.

Net operating revenues of the technical environmental services segment decreased to $22.1 million in 2001 compared with $27.3 million in 2000 as a result of a decline in the level of business of all operations except for the captive landfill management operations. The technical environmental services segment incurred a loss before taxes of $2.1 million in 2001 compared with a loss before taxes of $1.7 million in the prior year. Income before taxes of Avalon's captive landfill management business in 2001 was relatively unchanged from 2000.

Although the total net operating revenues of the remediation business declined, the net operating revenues relating to services performed by employees of the remediation business increased, while the net operating revenues relating to services performed by subcontractors at little or no mark up declined. The increase in the net operating revenues for services performed by employees of the remediation business is primarily related to services performed for a customer on a single significant project. As a result of such customer's financial and operational decline in the fourth quarter of 2001 and its subsequent filing for protection from creditors under the provisions of Chapter 11 of the United States Bankruptcy Code, the remediation business recorded a charge to the provision for losses on accounts receivable of $2.2 million in the fourth quarter of 2001. Consequently, the remediation business incurred a loss before taxes primarily as a result of this charge to the provision for losses on accounts receivable.

The analytical laboratory business of Avalon's technical environmental services operations has continued to experience significant operating losses due to increased competition and operational inefficiencies. As a result, during the second quarter of 2001, the laboratory operations implemented a reduction and reorganization of its workforce and, in accordance with Avalon's asset impairment policy, Avalon performed an evaluation of the long-lived assets of the Export, Pennsylvania analytical laboratory operations including the costs in excess of fair market value of net assets of acquired businesses ("goodwill") to determine if the carrying value of such assets was recoverable. To ascertain whether an impairment existed, Avalon estimated the undiscounted sum of the expected future cash flows of the Export, Pennsylvania analytical laboratory operations to determine if such sum was less than the carrying value of the long-lived assets. The evaluation indicated the existence of an impairment and Avalon measured the extent of the impairment by determining the fair value of the long-lived assets based upon quoted market prices and consideration of discounted cash flows, and comparing such fair values to Avalon's carrying value. As a result, Avalon recorded a write-down of goodwill in the amount of $.5 million. The analytical laboratory operations incurred significantly larger losses before taxes in 2001 compared with the prior year because Avalon has not been able to increase net operating revenues to a level necessary to cover the costs associated with the laboratory operations, many of which are fixed.

The engineering and consulting business recorded income before taxes in 2001 as compared with a loss before taxes in the prior year primarily as a result of improved operating margins and decreased selling and general administrative expenses. In 2000 the engineering and consulting business of Avalon's technical environmental services operations experienced a significant loss before taxes due to increased competition, increased operating costs and a decline in net operating revenues compared with the prior year. As a result, Avalon closed its engineering and consulting office in Akron, Ohio and reduced its workforce by approximately 30% in January 2001. In accordance with Avalon's asset impairment policy, Avalon performed an evaluation of the long-lived assets of the engineering and consulting business including goodwill to determine if the carrying value of such assets was recoverable and in the fourth quarter of 2000, Avalon recorded a write-down of goodwill in the amount of $1.1 million and a write-down of other long-lived assets of $.7 million.

Net operating revenues of the waste disposal brokerage and management services segment increased to $23 million in 2001 compared with $22 million in 2000. The increase in net operating revenues is primarily related to net operating revenues associated with a significant project during the third quarter of 2001. Excluding the net operating revenues associated with this project, there was a decrease in net operating revenues as a result of a decline in the level of disposal brokerage and management services provided. Despite the increase in net operating revenues, income before taxes was relatively unchanged in 2001 compared with the prior year primarily as a result of higher selling and administrative expenses due to an increase in the sales force.

Avalon's golf and related operations segment consists primarily of the operation of a golf course and travel agency. Net operating revenues for the golf and related operations segment increased to $1.2 million in 2001 compared with $.7 million in 2000. The net operating revenues in 2000 are primarily related to the travel agency because the golf course was closed during most of 2000 to make significant capital improvements. Net operating revenues of the travel agency declined slightly in 2001 compared with the prior year. The golf and related operations segment incurred a loss before taxes of $.9 million in 2001 compared with a loss before taxes of $1.1 million in the prior year. The improved results are primarily a result of additional golf revenues in 2001 partially offset by increased expenses of the golf course operations. The golf course, which is located in Warren, Ohio, was closed during the first quarter and part of the second quarter of 2001 due to seasonality. The golf course resumed operations during May 2001. Although the redesigned golf course will continue to be available to the general public, in anticipation of national recognition of the course, during 2001 Avalon created the Avalon Lakes Golf Club.
Membership requires payment of a one-time initiation fee as well as annual dues. Members receive several benefits including reduced greens fees and preferential tee times.

Interest Income

Interest income decreased to $.5 million in 2001 compared with $.9 million in the prior year, primarily due to a decrease in investment rates during 2001 compared with the prior year.

General Corporate Expenses

General corporate expenses decreased to $3.3 million in 2001 from $3.4 million in the prior year.

Net Loss

Avalon recorded a net loss of $3.3 million in 2001 compared with a net loss of $2.4 million in the prior year primarily as a result of the foregoing. Avalon's overall effective tax rate, including the effect of state income tax provisions, was 32.5% in 2001 compared with 23.4% in the prior year. The effective tax rate for the current and prior year period is different than the federal statutory rates due to state income taxes, the nondeductibility for tax purposes of the amortization and write-down of costs in excess of fair market value of net assets of acquired businesses and other nondeductible expenses.

Performance in 2000 compared with 1999

Overall Performance. Net operating revenues increased to $84.3 million in 2000 from $80.9 million in 1999. The increase is primarily the result of a 15 % increase in net operating revenues of the transportation services segment and a 8.8% increase in the net operating revenues of the waste disposal brokerage and management services segment partially offset by a decline in the net operating revenues of the technical environmental services segment and golf and related operations segment. Costs of operations as a percentage of net operating revenues increased to 90% in 2000 from 85.8% in 1999. The increase is primarily the result of higher costs of operations as a percentage of net operating revenues of the technical environmental services segment, the transportation services segment and the golf and related operations segment. In 2000, the engineering and consulting business of the technical environmental services segment experienced a significant loss before taxes due to increased competition, increased operating costs and a decline in net operating revenues compared with the prior year. As a result, Avalon closed its engineering and consulting offices in Akron, Ohio and reduced its workforce by approximately 30% in January 2001. In accordance with Avalon's asset impairment policy, Avalon recorded charges of approximately $1.1 million for the write-down of costs in excess of fair market value of net assets of acquired businesses ("goodwill") and $.7 million for the write-down of other long-lived assets in the fourth quarter of 2000. Selling and general administrative expenses increased to $11.1 million in 2000 compared with $10.5 million in 1999 primarily as a result of an increase in the provision for losses on accounts receivable as a result of significant write-offs of accounts receivable from customers in the steel business which filed bankruptcy. Other income increased to $.5 million in 2000 compared with $.1 million in 1999 primarily as a result of the settlement of Avalon's claim for attorney's fees in connection with a certain legal proceeding. Avalon incurred a net loss of $2.4 million in 2000 compared with net income of $1.2 million in 1999.

Segment performance.  Segment performance should be read in conjunction with
Note 12 to the Consolidated Financial Statements.

Net operating revenues of the transportation services segment increased to $46.3 million in 2000 from $40.1 million in 1999. The increase is primarily attributable to an increase in the net operating revenues of the transportation brokerage operations and an increase in the transportation of municipal solid waste partially offset by decreased transportation of hazardous waste. The increase in transportation brokerage net operating revenues was primarily the result of significant revenues related to a one-time project in the New England states. Income before taxes of the transportation services segment decreased to $1.1 million in 2000 compared with $2.3 million in 1999. The decrease is primarily the result of increased costs of operations resulting from higher fuel prices and increased rental, depreciation and employee related expenses, partially offset by improved operating results of the transportation brokerage operations and a decrease in accrued highway fuel tax expense as a result of a successful audit appeal. Also, in 1999, costs of operations were reduced by approximately $.6 million resulting from Avalon reducing its accrued liability associated with anticipated remediation costs of a hazardous waste facility.

Net operating revenues of the technical environmental services segment decreased to $27.3 million in 2000 compared with $29 million in 1999. The decrease is primarily attributable to a decrease in net operating revenues of engineering and consulting services. The technical environmental services segment incurred a loss before taxes of $1.7 million in 2000 compared with income before taxes of $2 million in 1999. The engineering and consulting business of Avalon's technical environmental services operations experienced a significant loss before taxes in 2000 due to increased competition, increased operating costs and a decline in net operating revenues compared with the prior year. As a result, Avalon closed its engineering and consulting office in Akron, Ohio and reduced its workforce by approximately 30% in January 2001. In accordance with Avalon's asset impairment policy, Avalon performed an evaluation of the long-lived assets of the engineering and consulting business including goodwill to determine if the carrying value of such assets was recoverable. To ascertain whether an impairment existed, Avalon estimated the undiscounted sum of the expected future cash flows of the engineering and consulting business to determine if such sum was less than the carrying value of the long-lived assets. The evaluation indicated the existence of an impairment and Avalon determined the fair value of the long-lived assets (and measured the extent of the impairment) by discounting the expected future cash flows at the rate of 6%. As a result, in the fourth quarter of 2000, Avalon recorded a write-down of goodwill in the amount of $1.1
million and a write-down of other long-lived assets of $.7 million.   The
laboratory operations also incurred a loss before taxes in 2000 compared with income before taxes in 1999, which was primarily attributable to increased operating and depreciation expenses and an increase in the provision for losses on accounts receivable as a result of a significant write-off of an account receivable from a customer in the steel industry which filed bankruptcy in the
fourth quarter of 2000.   Although net operating revenues of the remediation
business increased in 2000 compared with 1999, a significant portion of the net operating revenues of the remediation services business is related to work performed by subcontractors, for which Avalon invoices its customers with little or no markup. Income before taxes of the remediation services business decreased as a result of lower net operating revenues relating to work not performed by subcontractors. Income before taxes of Avalon's captive landfill management business was relatively unchanged in 2000 from 1999.

Net operating revenues of the waste disposal brokerage and management services segment increased to $22 million in 2000 compared with $18.5 million in 1999. The increase in net operating revenues is primarily the result of an increase in the level of disposal brokerage and management services provided. Income before taxes was $1.1 million in 2000 compared with $1.4 million in 1999. Despite the increase in net operating revenues, income before taxes decreased because of higher selling and administrative expenses, including an increase in the provision for losses on accounts receivable as a result of a significant write-off of an account receivable from a customer in the steel industry which filed bankruptcy.

Avalon's golf and related operations segment consists of the operation of a golf course and travel agency. During the third quarter of 1999, Avalon closed the golf course to make significant capital improvements to the course and related facilities. The golf course resumed operations on a limited basis during the third quarter of 2000. Net operating revenues for the golf and related operations segment decreased to $.7 million in 2000 compared with $1.4 million in 1999 primarily as a result of decreased golf revenues. The golf and related operations segment incurred a loss before taxes of $1.1 million in 2000 compared with a loss before taxes of $.2 million in 1999 primarily as a result of decreased net operating revenues and increased expenses associated with the newly renovated golf course. Net operating revenues and results of operations of the travel agency were relatively unchanged in 2000 from 1999.

Interest Income

Interest income decreased to $.9 million in 2000 compared with $1.1 million in 1999, primarily due to a decline in the average amount of cash and cash equivalents during 2000 compared with 1999 partially offset by an increase in investment rates.

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

Avalon's transportation operations utilize power units which are subject to long-term leases. A decrease in the level of transportation services provided has resulted in the under utilization of many of these power units. Continuing under utilization of these power units will adversely impact the future financial performance of the transportation operations.

Competitive pressures continue to impact the financial performance of Avalon's transportation services, technical environmental services and waste disposal brokerage and management services. A decline in the rates which customers are willing to pay could adversely impact the future financial performance of Avalon.

The analytical laboratory business of the technical environmental services operations has experienced significant operating losses as a result of a decline in net operating revenues and operational inefficiencies. As a result, during the second quarter of 2001, the laboratory operations implemented a reduction and reorganization of its workforce, however, failure to increase net operating revenues has continued to adversely impact the financial performance of the analytical laboratory business because of the fixed nature of many of the costs associated with the laboratory operations. Failure to curtail the continuing operating losses incurred by the analytical laboratory business will adversely impact the future financial performance of Avalon.

Avalon's waste disposal brokerage and management operations obtain and retain customers by providing services and identifying cost-efficient disposal options unique to a customer's needs. Consolidation within the solid waste industry has resulted in reducing the number of disposal options available to waste generators and has caused disposal pricing to increase. Avalon does not believe that industry pricing changes alone will have a material effect upon its waste disposal brokerage and management operations. However, consolidation will have the effect of reducing the number of competitors offering disposal alternatives which may adversely impact the future financial performance of Avalon's waste disposal brokerage and management operations.

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

Avalon's golf course competes with many public and private courses in the area. As a result of the significant capital improvements to Avalon's golf course, the greens fees charged customers to play a round of golf have been increased substantially. Although Avalon believes that the capital improvements made to the golf course justify the increased greens fees and will result in increased net operating revenues and increased income before taxes, such increases have not been realized and there can be no assurance as to when such increases will be attained.

Avalon's golf course is located in Warren, Ohio and is significantly dependent upon weather conditions during the golf season. Additionally, all of Avalon's other operations are somewhat seasonal in nature because a significant portion of the operations are performed primarily in selected northeastern and midwestern states. As a result, Avalon's financial performance is adversely affected by winter weather conditions.

Market Risk

Avalon does not have significant exposure to changing interest rates. A 10% change in interest rates would have an immaterial effect on Avalon's income before taxes for the next fiscal year. Avalon currently has no debt outstanding and invests primarily in short-term money market funds and other short-term obligations. Avalon does not undertake any specific actions to cover its exposure to interest rate risk and Avalon is not a party to any interest rate risk management transactions.

Avalon does not purchase or hold any derivative financial instruments.

Inflation Impact

Avalon has not entered into any long-term fixed price contracts that could have a material adverse impact upon its financial performance in periods of inflation. In general, management believes that rising costs resulting from price inflation could be passed on to customers; however, Avalon may need to absorb all or a portion of these cost increases depending upon competitive conditions at the time. An increase in fuel prices may subject Avalon's transportation operations to increased operating expenses, which Avalon, in light of competitive market conditions, may not be able to pass on to its customers.

Consolidated Balance Sheets
 (in thousands, except for share data)

                                                                                               December 31,
                                                                                            -----------------
                                                                                               2001      2000
                                                                                            -----------------
Assets
Current Assets:
  Cash and cash equivalents.....................................................            $ 5,092   $11,022
  Short-term investments (Note 4)...............................................              1,939       759
  Accounts receivable, less allowance for
   doubtful accounts of $2,737 in 2001 and $446 in 2000.........................             14,749    16,156
  Refundable income taxes (Note 6)..............................................                 --       327
  Deferred income taxes (Note 6)................................................              1,223       564
  Prepaid expenses..............................................................              1,563     1,560
  Other current assets..........................................................                569       564
                                                                                            -----------------

    Total current assets........................................................             25,135    30,952

Noncurrent investments (Note 4).................................................              5,956        --
Property and equipment, net (Notes 3 and 5).....................................             28,205    30,099
Costs in excess of fair market value of net assets of acquired businesses, net
  (Note 3 and Note 13)..........................................................                538     1,082
Other assets, net...............................................................                133       177
                                                                                            -----------------

     Total assets...............................................................            $59,967   $62,310
                                                                                            =================
Liabilities and Shareholders' Equity
Current Liabilities:
  Accounts payable..............................................................            $ 7,246   $ 5,242
  Accrued payroll and other compensation........................................              1,128     1,249
  Accrued income taxes..........................................................                216       596
  Other accrued taxes...........................................................                424       305
  Other liabilities and accrued expenses (Note 7)...............................              1,734     1,831
                                                                                            -----------------

    Total current liabilities...................................................             10,748     9,223

Deferred income taxes (Note 6)..................................................                701     1,239
Other noncurrent liabilities (Note 10)..........................................                120       120

Contingencies and commitments (Notes 10 and 11).................................                 --        --

Shareholders' Equity (Note 9):
  Class A Common Stock, $.01 par value, one vote per share; authorized
   10,500,000 shares, issued 3,185,240 shares at December 31, 2001 and
   December 31, 2000............................................................                 32        32
  Class B Common Stock, $.01 par value, ten votes per share; authorized
   1,000,000 shares; issued 618,091 shares at December 31, 2001 and
   December 31, 2000............................................................                  6         6
  Paid-in capital...............................................................             58,096    58,096
  Accumulated deficit...........................................................             (9,736)   (6,406)
                                                                                            -----------------

     Total shareholders' equity.................................................             48,398    51,728
                                                                                            -----------------

     Total liabilities and shareholders' equity.................................            $59,967   $62,310
                                                                                            =================

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

  (in thousands, except for per share amounts)

                                                                                    Year Ended December 31,
                                                                                  ---------------------------
                                                                                     2001      2000      1999
                                                                                  ---------------------------
Net operating revenues..........................................................  $77,009   $84,290   $80,860

Costs and expenses:
  Costs of operations...........................................................   69,430    75,862    69,349
  Write-down of assets (Note 3).................................................       --       796        --
  Write-down of costs in excess of fair market value of net assets
   of acquired businesses (Note 3)..............................................      486     1,093        --
  Selling, general and administrative expenses..................................   12,537    11,132    10,519
                                                                                  ---------------------------
Income (loss) from operations...................................................   (5,444)   (4,593)      992

Other income (expense):
  Interest expense..............................................................       --        --        (2)
  Interest income...............................................................      538       879     1,073
  Other income (expense), net...................................................      (29)      538       138
                                                                                  ---------------------------
Income (loss) before income taxes...............................................   (4,935)   (3,176)    2,201

Provision (benefit) for income taxes (Note 6):
  Current.......................................................................     (408)     (467)      920
  Deferred......................................................................   (1,197)     (276)       58
                                                                                  ---------------------------
                                                                                   (1,605)     (743)      978
                                                                                  ---------------------------

Net income (loss)...............................................................  $(3,330)  $(2,433)  $ 1,223
                                                                                  ===========================

Net income (loss) per share (Note 2)............................................  $  (.88)  $  (.64)  $   .32
                                                                                  ===========================

Weighted average shares outstanding (Note 2)....................................    3,803     3,803     3,803
                                                                                  ===========================

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries
--------------------------------------------------------------------------------

Consolidated Statements of Cash Flows
(in thousands)

                                                                                        Year Ended December 31,
                                                                                  -----------------------------------
                                                                                    2001          2000          1999
                                                                                  -----------------------------------
Operating activities:
     Net income (loss)........................................................    $ (3,330)      $ (2,433)   $  1,223
     Reconciliation of net income (loss) to cash provided by
        operating activities:
          Depreciation........................................................       3,055          3,112       2,739
          Amortization........................................................          74            153         223
          Write-down of assets................................................          --            796          --
          Write-down of costs in excess of fair market value of net
           assets of acquired businesses......................................         486          1,093          --
          Provision (benefit) for deferred income taxes.......................      (1,197)          (276)         58
          Provision for losses on accounts receivable.........................       2,467            905         231
          (Gain) loss from disposal of property and equipment.................          41           (146)        (10)
          Purchases of trading investments....................................          --        (10,661)         --
          Sales of trading investments........................................         734          9,938          --
          Unrealized gain on short-term investments...........................          --            (11)         --
          Change in operating assets and liabilities:
               Accounts receivable............................................      (1,060)          (433)       (687)
               Refundable income taxes........................................         327           (327)         --
               Prepaid expenses...............................................          (3)             7         (99)
               Other current assets...........................................          (5)          (150)         22
               Other assets...................................................          40             (4)         (5)
               Accounts payable...............................................       2,004           (759)       (278)
               Accrued payroll and other compensation.........................        (121)          (584)        591
               Accrued income taxes...........................................        (380)           (22)       (460)
               Other accrued taxes............................................         119           (415)       (202)
               Other liabilities and accrued expenses.........................         (97)           234        (575)
               Other noncurrent liabilities...................................          --             --        (725)
                                                                                  -----------------------------------

                  Net cash provided by operating activities...................       3,154             17       2,046
                                                                                  -----------------------------------

Investing activities:
     Purchases of held-to-maturity investments................................      (7,907)            --          --
     Purchases of available-for-sale investments..............................         (32)        (1,765)         --
     Sales of available-for-sale investments..................................          57          1,740          --
     Capital expenditures.....................................................      (1,609)        (8,144)     (5,898)
     Proceeds from disposal of property and equipment.........................         407            448         304
                                                                                  -----------------------------------

                  Net cash used in investing activities.......................      (9,084)        (7,721)     (5,594)
                                                                                  -----------------------------------

Decrease in cash and cash equivalents.........................................      (5,930)        (7,704)     (3,548)
Cash and cash equivalents at beginning of year................................      11,022         18,726      22,274
                                                                                  -----------------------------------
Cash and cash equivalents at end of year......................................    $  5,092       $ 11,022    $ 18,726
                                                                                  ===================================

See accompanying notes to consolidated financial statements

Avalon Holdings Corporation and Subsidiaries
--------------------------------------------------------------------------------

Consolidated Statements of Shareholders' Equity
(in thousands)

                                               For The Three Years Ended December 31, 2001
                                         ----------------------------------------------------------
                                               Shares         Common Stock
                                         -----------------  ----------------- Paid-in  Accumulated
                                         Class A  Class B   Class A  Class B  Capital    Deficit
                                         -----------------  ----------------- -------- -----------
Balance at January 1, 1999......           3,176      627   $    32  $     6  $58,096      $(5,196)

Conversion of shares by
   Shareholders.................               9       (9)       --       --       --           --

Net income......................              --       --        --       --       --        1,223
                                         ---------------------------------------------------------

Balance at December 31, 1999....           3,185      618        32        6   58,096       (3,973)

Net loss........................              --       --        --       --       --       (2,433)
                                         ---------------------------------------------------------

Balance at December 31, 2000....           3,185      618        32        6   58,096       (6,406)

Net loss........................              --       --        --       --       --       (3,330)
                                         ---------------------------------------------------------

Balance at December 31, 2001....           3,185      618   $    32   $    6  $58,096      $(9,736)
                                         =========================================================

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

Note 1.  Description of the Business

Avalon Holdings Corporation ("Avalon") was formed on April 30, 1998 as a subsidiary of American Waste Services, Inc. ("AWS"). Pursuant to the terms of a Contribution and Distribution Agreement dated as of May 7, 1998 between Avalon and AWS, AWS contributed to Avalon its transportation operations, technical environmental services operations, waste disposal brokerage and management operations, and golf course and related operations together with certain other assets including the headquarters of AWS and certain accounts receivable. In connection with the contribution, Avalon also assumed certain liabilities of AWS. On June 17, 1998 AWS distributed, as a special dividend, all of the outstanding shares of capital stock of Avalon to the holders of AWS common stock on a pro rata and corresponding basis (the "Spin-off").

Avalon provides transportation services, technical environmental services, and waste disposal brokerage and management services to industrial, commercial, municipal and governmental customers primarily in selected northeastern and midwestern U.S. markets. Avalon also owns and operates a golf course and travel agency.

Note 2.  Summary of Significant Accounting Policies

The significant accounting policies of Avalon which are summarized below are consistent with generally accepted accounting principles and reflect practices appropriate to the businesses in which they operate. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain prior year amounts have been reclassified to be consistent with the 2001 presentations.

Principles of consolidation

The consolidated financial statements include the accounts of Avalon and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and cash equivalents

Cash and cash equivalents include money market instruments and other highly liquid short-term investments that are stated at cost which approximates market value. Such investments, which mature in three months or less from date of purchase, are considered to be cash equivalents for purposes of the Consolidated Statements of Cash Flows and Consolidated Balance Sheets. The balance of such short-term investments was $3,971,000 and $10,223,000 at December 31, 2001 and 2000, respectively. Such investments were not insured by the Federal Deposit Insurance Corporation.

Avalon maintains its cash balances in several financial institutions. These balances may, at times, exceed federal insured limits. Avalon has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk relating to cash and cash equivalents.

Investment securities

Avalon classifies its investment securities into trading, available-for-sale, or held-to-maturity categories. Securities are classified as trading when Avalon has the intent of selling them in the near term. Trading securities are reported at fair value on the balance sheet, with the change in fair value during the period included in earnings.

Securities are classified as held-to-maturity when Avalon has the ability and intent to hold the securities to maturity. Held-to-maturity securities are reported as either short-term or noncurrent on the balance sheet based upon contractual maturity date and are stated at amortized cost. Securities that are not classified as either trading or held-to-maturity are classified as available-for-sale and reported at fair value on the balance sheet (see Note 4).

Financial instruments

The fair value of financial instruments consisting of cash, cash equivalents, receivables, and accounts payable at December 31, 2001 and 2000, approximates carrying value due to the relative short maturity of these financial instruments. The fair value of held-to-maturity investments was $7,911,000 at December 31, 2001.

Property and equipment

Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful life of the asset which varies from 10 to 30 years for land improvements; 5 to 50 years in the case of buildings and improvements; and from 3 to 10 years for machinery and equipment, transportation equipment and vehicles, and office furniture and equipment (See Note 3).

Major additions and improvements are charged to the property and equipment accounts while replacements, maintenance and repairs, which do not improve or extend the life of the respective asset, are expensed currently. The cost of assets retired or otherwise disposed of and the related accumulated depreciation is eliminated from the accounts in the year of disposal. Gains or losses resulting from disposals of property and equipment are credited or charged to operations currently. Interest costs, if any, are capitalized on significant construction projects.

Costs in excess of fair market value of net assets of acquired businesses ("goodwill")

Goodwill is amortized on a straight-line basis over 25 years. Amortization of these costs was $58,000, $149,000, and $172,000 in 2001, 2000 and 1999,
respectively. Accumulated amortization as of 2001 and 2000 was $809,000 and $1,115,000, respectively. During the second quarter of 2001 and the fourth quarter of 2000, in accordance with Avalon's asset impairment policy, a portion of the goodwill was written off (see Note 3 and Note 13).

Income taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and to operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

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

Costs and estimated earnings in excess of billings on uncompleted contracts represent revenues recognized on contracts for which billings will be presented in accordance with contract provisions. Such revenues are generally expected to be billed and collected within one year. Applicable amounts are included in accounts receivable on the balance sheet.

Asset impairments

Avalon periodically reviews the carrying value of certain of its assets in relation to historical results, current business conditions and trends to identify potential situations in which the carrying value of assets may not be recoverable. If such reviews indicate that the carrying value of such assets may not be recoverable, Avalon would estimate the undiscounted sum of the expected future cash flows of such assets to determine if such sum is less than the carrying value of such assets to ascertain if an impairment exists. If an impairment exists, Avalon would determine the fair value by using quoted market prices, if available, for such assets; or if quoted market prices are not available, Avalon would discount the expected future cash flows of such assets (See Note 3 and Note 13).

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

Basic net income (loss) per share

For the years ended December 31, 2001, 2000 and 1999 basic net income (loss) per share has been computed using the weighted average number of common shares outstanding during each period which was 3,803,331. There were no common equivalent shares outstanding and therefore diluted per share amounts are equal to basic per share amounts for 2001, 2000 and 1999.

Comprehensive income

Comprehensive income equals net income for all years presented.

Note 3.  Long-lived Asset Impairments

The analytical laboratory business of Avalon's technical environmental services operations has experienced operating losses due to increased competition and operational inefficiencies. As a result, during the second quarter of 2001, the analytical operations implemented a reduction and reorganization of its workforce. Although Avalon believes the operational inefficiencies have been appropriately addressed, the analytical laboratory business has not been able to increase its net operating revenues to a level necessary to cover the continuing costs associated with the laboratory operations, many of which are fixed. Therefore, in accordance with Avalon's asset impairment policy, Avalon performed an evaluation of the long-lived assets of the Export, Pennsylvania analytical laboratory operations including the costs in excess of fair market value of net assets of acquired businesses ("goodwill") to determine if the carrying value of such assets was recoverable. To ascertain whether an impairment existed, Avalon estimated the undiscounted sum of the expected future cash flows of the Export, Pennsylvania analytical laboratory operations to determine if such sum was less than the carrying value of the long-lived assets. The evaluation indicated the existence of an impairment and Avalon measured the extent of the impairment by determining the fair value of the long-lived assets based upon quoted market prices and consideration of discounted cash flows. As a result, Avalon recorded a write-down of goodwill in the amount of $486,000 which is included in the 2001 Consolidated Statement of Operations under the caption "Write-down of costs in excess of fair market value of net assets of acquired business."

The engineering and consulting business of Avalon's technical environmental services operations experienced a significant loss before taxes in 2000 due to increased competition, increased operating costs and a decline in net operating revenues compared with the prior year. As a result, Avalon closed its engineering and consulting office in Akron, Ohio and reduced its workforce by approximately 30% in January 2001. In accordance with Avalon's asset impairment policy, Avalon performed an evaluation of the long-lived assets of the engineering and consulting business including goodwill to determine if the carrying value of such assets was recoverable.

To ascertain whether an impairment existed, Avalon estimated the undiscounted sum of the expected future cash flows of the engineering and consulting business to determine if such sum was less than the carrying value of the long-lived assets. The evaluation indicated the existence of an impairment and Avalon determined the fair value of the long-lived assets (and measured the extent of the impairment) by discounting the expected future cash flows at the rate of 6%. As a result, in the fourth quarter of 2000, Avalon recorded a write-down of goodwill in the amount of $1,093,000 and a write-down of other long-lived assets of $747,000. These amounts are included in the 2000 Consolidated Statement of Operations under the captions "Write-down of costs in excess of fair market value of net assets of acquired businesses" and "Write-down of assets", respectively.

Note 4.  Investments

At December 31, 2001, Avalon held $7,895,000 of investment securities classified as held-to-maturity. These securities consist of U.S. Treasury Notes of $1,939,000 and $5,956,000 and are reported on the 2001 Consolidated Balance Sheet under the captions "Short-term investments" and "Noncurrent investments", respectively. The details of the held-to-maturity investments are as follows (in thousands):

                                                 Held-To Maturity
                                            ----------------------------
                                            Amortized Costs   Fair Value
                                            ----------------------------
At December 31, 2001
U.S. Treasury Notes:
Due in One Year or less..............            $1,939           $1,942
Due after one year
 through five years..................             5,956            5,969
                                            ----------------------------
     Total                                       $7,895           $7,911
                                            ============================

At December 31, 2000, Avalon held debt securities of $734,000 classified as trading securities and $25,000 classified as available-for-sale. These securities are reported on the 2000 Consolidated Balance Sheet under the caption "Short-term investments".

Note 5.  Property and Equipment

Property and equipment at December 31, 2001 and 2000 consists of the following (in thousands):

                                        2001        2000
                                      --------------------
Land and land improvements.........   $  10,643   $  9,798
Buildings and improvements.........      11,879     11,814
Machinery and equipment............       5,283      6,019
Transportation equipment and
         vehicles..................      13,288     13,692
Office furniture and equipment.....       4,297      4,952
Construction in progress...........         309        494
                                      --------------------
                                         45,699     46,769
Less accumulated depreciation and
      amortization.................     (17,494)   (16,670)
                                      --------------------
Property and equipment, net........   $  28,205   $ 30,099
                                      ====================

Note 6.  Income Taxes

Income (loss) before income taxes for each of the three years in the period ended December 31, 2001 was subject to taxation under United States jurisdictions only.

The provisions (benefits) for income taxes charged to operations consist of the following (in thousands):

                                     2001      2000    1999
                                   ------------------------
Current:
Federal......................      $  (466)   $(515)   $835
State........................           58       48      85
                                   ------------------------
                                      (408)    (467)    920
                                   ------------------------
Deferred:
Federal......................         (931)     (93)     34
State........................         (266)    (183)     24
                                   ------------------------
                                    (1,197)    (276)     58
                                   ------------------------
                                   $(1,605)   $(743)   $978
                                   ========================

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets (liabilities) at December 31, 2001 and 2000 are as follows (in thousands):

                                                2001      2000
                                              -----------------
Deferred tax assets:
Accounts receivable, principally due
    to allowance for doubtful accounts....    $   996   $   156
Reserves not deductible until paid........        288       205
Net operating loss carry-forwards
    Federal...............................        919       245
    State.................................        460       278
Other.....................................         56        16
                                              -----------------
Gross deferred tax assets.................      2,719       900
Less valuation allowance..................       (385)      (35)
                                              -----------------
Deferred tax assets net of valuation
    allowance.............................    $ 2,334   $   865
                                              -----------------

Deferred tax liabilities:
Property and equipment....................    $(1,752)  $(1,486)
Other.....................................        (60)      (54)
                                              -----------------
Gross deferred tax liabilities............     (1,812)   (1,540)
                                              -----------------

Net deferred tax asset (liability)........    $   522   $  (675)
                                              =================

The provision (benefit) for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to income (loss) before income taxes as a result of the following differences (in thousands):

                                         2001      2000     1999
                                       --------------------------
Income (loss) before income
 taxes.............................    $(4,935)  $(3,176)  $2,201
Federal statutory tax rate.........         35%       35%      35%
                                       --------------------------
                                        (1,727)   (1,112)     770
State income taxes, net
 of federal income tax benefits.....      (135)      (88)      71
Change in valuation allowance........      350        --       --
Nondeductible amortization and
 depreciation........................      185       423       51
Other nondeductible expenses.........      141       113      119
Change in prior estimate.............     (465)     (100)      --
Other, net...........................       46        21      (33)
                                       --------------------------
                                       $(1,605)  $  (743)  $  978
                                       ==========================

Avalon had net income tax refunds of $343,000 and $118,000 in 2001 and 2000 respectively, and made net income tax payments of $1,376,000 in 1999.

At December 31, 2001 Avalon has taxable loss carryforwards for federal income tax purposes aggregating approximately $2,702,000, which are available to offset future federal taxable income. These carryforwards expire in 2020 and 2021. In addition, at December 31, 2001, certain subsidiaries of Avalon have net operating loss carryforwards for state purposes aggregating approximately $6,247,000, which are available to offset future state taxable income. These carryforwards expire at various dates through 2021. A valuation allowance has been provided where it is more likely than not that the deferred tax assets relating to certain of the federal and state loss carryforwards will not be realized.

Note 7.  Retirement Benefits

Avalon sponsors a defined contribution profit sharing plan that is a qualified tax deferred benefit plan under Section 401(k) of the Internal Revenue Code (the "Plan"). Substantially all employees are eligible to participate in the Plan. The Plan provides for employer discretionary cash contributions as determined by Avalon's Board of Directors. Discretionary contributions vest on a graduated basis and become 100% vested after six years of service. Plan participants may also contribute a portion of their annual compensation to the Plan, subject to maximums imposed by the Internal Revenue Code and related regulations. Costs charged to operations for Avalon's contributions were $605,000, $624,000 and $588,000 for the years 2001, 2000 and 1999, respectively. These amounts are included in the Consolidated Balance Sheets under the caption "Other liabilities and accrued expenses."

Note 8. Stock Option Plan

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

Note 9. Shareholders' Equity

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

Note 10.  Legal Matters

In September 1995, certain subsidiaries of Avalon were informed that they had been identified as potentially responsible parties by the Indiana Department of Environmental Management with respect to a Fulton County, Indiana hazardous waste disposal facility which facility is subject to remedial action under Indiana Environmental Laws. Such identification was based upon the subsidiaries having been involved in the transportation of hazardous substances to the facility. During the fourth quarter of 1999, Avalon became a party to an Agreed Order and a Participation Agreement regarding the remediation of a portion of this site. The Participation Agreement provides for, among other things, the allocation of all site remediation costs except for approximately $3 million. Avalon's total liability for the allocated costs under the Participation Agreement was approximately $71,000, which Avalon has paid.

The additional unallocated site remediation costs are currently estimated to be approximately $3 million and Avalon's total accrued liability relating to the remediation of this portion of the site on an undiscounted basis is $120,000, which amount is included in the Consolidated Balance Sheets under the caption "Other noncurrent liabilities." The extent of any ultimate liability of any of Avalon's subsidiaries with respect to these additional costs is unknown. The measurement of environmental liabilities is inherently difficult and the possibility remains that technological, regulatory or enforcement developments, the results of environmental studies or other factors could materially alter Avalon's expectations at any time. Currently, however, because of the expected sharing among responsible and potentially responsible parties, the availability of legal defenses, and typical settlement results, Avalon currently estimates that the ultimate liability of this matter will be consistent with the amounts recorded on Avalon's financial statements.

In the ordinary course of conducting its business, Avalon also becomes involved in lawsuits, administrative proceedings and governmental investigations, including those related to environmental matters. Some of these proceedings may result in fines, penalties or judgments being assessed against Avalon which, from time to time, may have an impact on its business and financial condition. Although the outcome of such lawsuits or other proceedings cannot be predicted with certainty, Avalon does not believe that any uninsured ultimate liabilities, fines or penalties resulting from such pending proceedings, individually or in the aggregate, would have a material adverse effect on it.

Note 11.  Lease Commitments

Avalon leases certain office facilities, vehicles, machinery and equipment. Future commitments under long-term, noncancellable operating leases at December 31, 2001 are as follows (in thousands):

Year ending December 31,
------------------------

2002......................  $   2,868
2003......................      2,716
2004......................      2,084
2005......................      1,805
2006......................      1,153
After 2006................        340
                            ---------
                            $  10,966
                            =========

Rental expense included in the Consolidated Statements of Operations amounted to $4,877,000 in 2001, $4,616,000 in 2000, and $3,593,000 in 1999. Periodically,
Avalon's transportation operations rent additional transportation equipment on a short-term basis in order to meet its hauling obligations.

Note 12.  Business Segment Information

Effective for the year ended December 31, 1998, Avalon adopted Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information," requiring that companies disclose segment data based on how management makes resource allocation decisions and evaluates segment operating performance.

In applying the Statement, Avalon considered its operating and management structure and the types of information subject to regular review by its "chief operating decision maker." On this basis, Avalon's reportable segments include transportation services, technical environmental services, waste disposal brokerage and management services, and golf and related operations. Avalon accounts for intersegment net operating revenues as if the transactions were to third parties. The segment disclosures are presented on this basis for all years presented.

Avalon's primary business segment provides transportation services that include transportation of hazardous and non-hazardous waste, transportation of general and bulk commodities and transportation brokerage and management services. The technical environmental services segment provides environmental consulting, engineering, site assessments, analytical laboratory, remediation services and operates and manages a captive landfill for an industrial customer. The waste disposal brokerage and management services segment provides hazardous and nonhazardous disposal brokerage and management services. The golf and related operations segment includes the operations of a golf course and travel agency. Avalon does not have significant operations located outside the United States and, accordingly, geographical segment information is not presented.

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

                                                                       2001          2000         1999
                                                                    ----------------------------------
Net operating revenues from:
Transportation services:
   External customers revenues...........................           $31,570      $ 39,809      $34,607
   Intersegment revenues.................................             5,088         6,519        5,483
                                                                    ----------------------------------
   Total transportation services.........................            36,658        46,328       40,090
                                                                    ----------------------------------

Technical environmental services:
   External customers revenues...........................            22,090        27,232       28,871
   Intersegment revenues.................................                29            73          124
                                                                    ----------------------------------
   Total technical environmental services................            22,119        27,305       28,995
                                                                    ----------------------------------

Waste disposal brokerage and management services:
   External customers revenues...........................            22,282        16,650       15,302
   Intersegment revenues.................................               689         5,331        3,231
                                                                    ----------------------------------
   Total waste disposal brokerage and management services            22,971        21,981       18,533
                                                                    ----------------------------------

Golf and related operations:
   External customer revenues............................             1,067           516        1,115
   Intersegment revenues.................................               140           228          278
                                                                    ----------------------------------
   Total golf and related operations.....................             1,207           744        1,393
                                                                    ----------------------------------

Other businesses:
   External customers revenues...........................                --            83          965
   Intersegment revenues.................................                --            --           15
                                                                    ----------------------------------
   Total other businesses................................                --            83          980
                                                                    ----------------------------------
   Segment operating revenues............................            82,955        96,441       89,991
   Intersegment eliminations.............................            (5,946)      (12,151)      (9,131)
                                                                    ----------------------------------
   Total net operating revenues..........................           $77,009      $ 84,290      $80,860
                                                                    ==================================

Income (loss) before taxes:
   Transportation services...............................           $  (234)     $  1,057      $ 2,334
   Technical environmental services......................            (2,069)       (1,703)       1,991
   Waste disposal brokerage and management services......             1,094         1,104        1,369
   Golf and related operations...........................              (877)       (1,062)        (187)
   Other businesses......................................                10          (192)        (170)
                                                                    ----------------------------------
   Segment income (loss) before taxes....................            (2,076)         (796)       5,337
   Corporate interest income.............................               398           755          944
   Corporate other income, net...........................                 7           298            2
   General corporate expenses............................            (3,264)       (3,433)      (4,082)
                                                                    ----------------------------------
   Income (loss) before taxes............................           $(4,935)     $ (3,176)     $ 2,201
                                                                    ==================================

Depreciation and amortization:
   Transportation services...............................           $ 1,519      $  1,622      $ 1,459
   Technical environmental services......................               966         1,141        1,076
   Waste disposal brokerage and management services......                23             9           --
   Golf and related operations...........................               407           253          171
   Other businesses......................................                --            32           60
   Corporate.............................................               214           208          196
                                                                    ----------------------------------
        Total............................................           $ 3,129      $  3,265      $ 2,962
                                                                    ==================================

                                                                        2001         2000         1999
                                                                    ----------------------------------
Interest income:
   Transportation services...............................           $     59     $     58      $    38
   Technical environmental services......................                 36           27           41
   Waste disposal brokerage and management services......                 39           33           40
   Golf and related operations...........................                  6            6           --
   Other businesses......................................                 --           --           10
   Corporate.............................................                398          755          944
                                                                    ----------------------------------
          Total..........................................           $    538     $    879      $ 1,073
                                                                    ==================================

Other significant noncash items:
   Write-down of assets:
   Technical environmental services......................                 --          747           --
     Other businesses....................................                 --           49           --
                                                                    ----------------------------------
          Total..........................................           $     --     $    796      $    --
                                                                    ==================================

   Write-down of costs in excess of fair market value of
    net assets of acquired  businesses:
      Technical environmental services...................           $    486     $  1,093      $    --
                                                                    ----------------------------------
          Total..........................................           $    486     $  1,093      $    --
                                                                    ==================================
Capital expenditures:
   Transportation services...............................           $    500     $  2,295      $ 2,593
   Technical environmental services......................                244        1,031          655
   Waste disposal brokerage and management services......                 16          104           --
   Golf and related operations...........................                513        4,644        2,598
   Other businesses......................................                 --           --           --
   Corporate.............................................                336           70           52
                                                                    ----------------------------------
          Total..........................................           $  1,609     $  8,144      $ 5,898
                                                                    ==================================

Identifiable assets at December 31:
   Transportation services...............................           $ 13,349     $ 14,365      $15,653
   Technical environmental services......................             11,365       14,253       16,652
   Waste disposal brokerage and management services......              5,143        4,027        4,358
   Golf and related operations...........................             12,267       12,238        7,812
   Other businesses......................................                 66           67          446
   Corporate.............................................             31,390       31,246       28,793
                                                                    ----------------------------------
       Sub Total.........................................             73,580       76,196       73,714
   Elimination of intersegment receivables...............            (13,613)     (13,886)      (7,310)
                                                                    ----------------------------------
          Total..........................................           $ 59,967     $ 62,310      $66,404
                                                                    ==================================

Note 13. Accounting Pronouncements

On July 20, 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 141, Business Combinations, and SFAS 142, Goodwill and Intangible Assets. SFAS 141 is effective for all business combinations completed after June 30, 2001. SFAS 142 is effective for fiscal years beginning after December 15, 2001; however, certain provisions of this Statement apply to goodwill and other intangible assets acquired between July 1, 2001 and the effective date of SFAS 142. Major provisions of these Statements and their effective dates for Avalon are as follows:

.. All business combinations initiated after June 30, 2001 must use the purchase method of accounting. The pooling of interest method of accounting is prohibited except for transactions initiated before July 1, 2001.

.. Intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, rented or exchanged, either individually or as part of a related contract, asset or liability.

.. Goodwill, as well as intangible assets with indefinite lives, acquired after June 30, 2001, will not be amortized. Effective January 1, 2002, all previously recognized goodwill and intangible assets with indefinite lives will no longer be subject to amortization.

.. Effective January 1, 2002, goodwill and intangible assets with indefinite lives will be tested for impairment annually and whenever there is an impairment indicator.

.. All acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting.

Beginning January 1, 2002 annual and quarterly goodwill amortization of $41,300 and $10,325, respectively, will no longer be recognized. By December 31, 2002 Avalon will have completed a transitional fair value based impairment test of goodwill as of January 1, 2002. Impairment losses, if any, resulting from the transitional testing will be recognized in the quarter ended March 31, 2002 as a cumulative effect of a change in accounting principle.

On August 16, 2001 the Financial Accounting Standards Board issued SFAS 143, Accounting for Asset Retirement Obligations. SFAS 143 is effective for financial statements issued for years beginning June 15, 2002.

On October 3, 2001, the Financial Accounting Standards Board issued SFAS 144, Accounting for the Impairment or Disposal of Long-lived Assets. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. Although management is still reviewing the provisions of SFAS 141, 142, 143 and 144, its preliminary assessment is that these Statements will not have a material impact on Avalon's financial position or results of operations.

Avalon Holdings Corporation and Subsidiaries
--------------------------------------------------------------------------------

Note 14.  Quarterly financial data (Unaudited)

Selected quarterly financial data for each quarter in 2001 and 2000 is as follows:

                                                                   Year Ended December 31, 2001
                                               ----------------------------------------------------------------
                                                First          Second         Third        Fourth
                                               Quarter         Quarter       Quarter      Quarter        Total
                                               --------       ---------      --------     --------     --------
Net operating revenues...................     $ 16,762       $ 17,434       $ 22,270     $ 20,543      $ 77,009
Loss from operations.....................       (1,096)        (1,296)          (243)      (2,809)       (5,444)
Net income (loss)........................         (547)          (899)           164       (2,048)       (3,330)
Net income (loss) per share..............     $   (.14)      $   (.24)      $    .04     $   (.54)     $   (.88)
                                              -----------------------------------------------------------------

                                                                   Year Ended December 31, 2000
                                               ----------------------------------------------------------------
                                                First          Second         Third        Fourth
                                               Quarter        Quarter        Quarter      Quarter       Total
                                               -------        --------       -------      -------      -------
Net operating revenues...................     $ 21,252       $ 21,463       $ 21,968     $ 19,607      $ 84,290
Loss from operations.....................         (550)          (596)          (512)      (2,935)       (4,593)
Net loss.................................         (137)          (188)          (168)      (1,940)       (2,433)
Net loss per share.......................     $   (.04)      $   (.05)      $   (.04)    $   (.51)     $   (.64)
                                              -----------------------------------------------------------------

================================================================================

Independent Auditors' Report

The Shareholders and Board of Directors of Avalon Holdings Corporation

We have audited the accompanying consolidated balance sheets of Avalon Holdings Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Avalon Holdings Corporation and subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

/s/ Grant Thornton LLP
Cleveland, Ohio
March 6, 2002

Avalon Holdings Corporation and Subsidiaries
--------------------------------------------------------------------------------

Digest of Financial Data

                                                      (All amounts are in thousands, except per share data, percentages and number)
                                                      -----------------------------------------------------------------------------
                                                       of employees)
                                                      --------------
                                                                        2001        2000       1999        1998        1997
                                                      -----------------------------------------------------------------------
Selected statement of operations information
Net operating revenues.....................................           $ 77,009    $ 84,290   $  80,860   $  74,495   $ 60,687
Income (loss) from operations..............................             (5,444)     (4,593)        992      (1,551)      (941)
Interest expense...........................................                 --          --           2          45        118
Net income (loss)..........................................             (3,330)     (2,433)      1,223        (647)      (666)
Net income (loss) and pro forma net (loss) per share (*)..                (.88)       (.64)        .32        (.17)      (.26)
Dividends per Class A share................................                 --          --          --          --         --
Dividends per Class B share................................                 --          --          --          --         --
Weighted average shares used to calculate net income and
 pro forma net (loss) per share (*)........................              3,803       3,803       3,803       3,803      3,803

Selected cash flow information
Net cash provided by
 operating activities......................................              3,154          17       2,046       1,558      2,749
Cash used for capital expenditures.........................              1,609       8,144       5,898       2,269      2,881

Selected year-end balance sheet information
Cash and cash equivalents..................................              5,092      11,022      18,726      22,274      1,763
Current assets.............................................             25,135      30,952      37,738      40,666     22,078
Current liabilities........................................             10,748       9,223      10,769      11,693      8,341
Working capital............................................             14,387      21,729      26,969      28,973     13,737
Properties less accumulated
 depreciation and amortization.............................             28,205      30,099      26,165      23,300     19,184
Total assets...............................................             59,967      62,310      66,404      66,685     44,517
Current portion of long-term debt..........................                 --          --          --          --        230
Long-term debt.............................................                 --          --          --          --      1,006
Deferred income tax liability (non-current)................                701       1,239       1,354       1,209      1,367
Shareholders' equity.......................................             48,398      51,728      54,161      52,938     32,947

Other information
Working capital ratio......................................              2.3:1       3.4:1       3.5:1       3.5:1      2.6:1
Percent of debt-to-total capital employed..................                 --          --          --          --          4%
Quoted market price-Class A Shares:
 High......................................................               3.55       5 3/4       7 1/4       9 1/2        N/A
 Low.......................................................               2.20      2 5/16     4 13/16     5 11/16        N/A
 Year-end..................................................               2.85       2 3/4           5      7 1/16        N/A
Number of employees at year-end............................                422         450         470         441        373

(*) In accordance with Securities and Exchange Commission regulations, pro forma per share data has been presented only for 1998, the year in which the Spin-off occurred, and the preceding year. For purposes of determining the pro forma per share data, all of Avalon's common stock issued as a result of the Spin-off is deemed to have been outstanding since the beginning of 1997.

Avalon Holdings Corporation and Subsidiaries
--------------------------------------------------------------------------------


Company Location Directory


Corporate Office

Avalon Holdings Corporation
One American Way
Warren, Ohio 44484-5555
(330) 856-8800


Waste Disposal Brokerage and Management Services

American Waste Management
Services, Inc.
One American Way
Warren, Ohio 44484-5555
(330) 856-8800


Golf and Related Operations

Avalon Lakes Golf, Inc.
One American Way
Warren, Ohio 44484-5555
(330) 856-8898


Avalon Travel, Inc.
One American Way
Warren, Ohio 44484-5555
(330) 856-8400


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

Dart Trucking Company, Inc.
200 Old Webster Road
Oxford, Massachusetts 01540

Dart Trucking Company, Inc.
1807A Route 7
Kenova, West Virginia 25530

Dart Trucking Company, Inc.
11861 S. Cottage Grove Ave.
Chicago, Illinois 60628

Dart Trucking Company, Inc.
11 Riverway Place
Building 1
Bedford, New Hampshire 03110


Technical
Environmental
Services

Earth Sciences
Consultants, Inc.
One Triangle Lane
Export, Pennsylvania  15632
(724) 733-3000

Antech Ltd.
One Triangle Lane
Export, Pennsylvania  15632
(724) 733-1161

AWS Remediation, Inc.
One Triangle Lane
Export, Pennsylvania  15632
(724) 733-1009

American Landfill
Management, Inc.
One American Way
Warren, Ohio 44484-5555
(330) 856-8800

American Construction Supply, Inc.
One American Way
Warren, Ohio 44484-5555
(330) 856-8800

Avalon Holdings Corporation and Subsidiaries
--------------------------------------------------------------------------------

Directors and Officers

Directors

Ronald E. Klingle
/1/(Chairman)  /2/(Chairman)
Chairman of the Board and
Chief Executive Officer


Sanford B. Ferguson/1,3,4/ (Chairman)
Chairman and Chief Executive Officer
of Seven Springs Farm, Inc.

Robert M. Arnoni/2,3,4/
President, Arnoni Development
Company, Inc.


Stephen L. Gordon/3/(Chairman)/4/
Partner, Beveridge & Diamond (law firm)


Stephen G. Kilper
Chief  Executive Officer,
American Landfill Management, Inc.
Antech, Ltd.
AWS Remediation, Inc.


Officers

Ronald E. Klingle
Chairman of the Board and
Chief Executive Officer


Timothy C. Coxson
Treasurer and Chief Financial Officer
Chief Executive Officer of
DartAmericA, Inc.


Jeffrey M. Grinstein
Secretary


Frances R. Klingle
Chief Administrative Officer and
Controller

Kenneth R. Nichols
Vice President, Taxes


Frank Lamanna
Vice President, Corporate Financial
Services


1  Executive Committee
2  Compensation Committee
3  Audit Committee
4  Option Plan Committee

Avalon Holdings Corporation and Subsidiaries
--------------------------------------------------------------------------------

Shareholder Information

Annual meeting of shareholders

The annual meeting of shareholders will be held at the Grand Pavilion, One American Way, Warren, Ohio, on Monday, April 29, 2002, at 10:00 a.m.

Common stock information

Avalon's Class A Common Stock is listed on the American Stock Exchange (symbol:
AWX). Quarterly stock information for 2001, 2000 and 1999 as reported by The Wall Street Journal is as follows:

2001:
Quarter Ended             High        Low        Close
--------------------------------------------------------
March 31                  3.55        2.75       3.17
June 30                   3.30        2.37       3.00
September 30              3.10        2.20       2.45
December 31               3.00        2.20       2.85

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


No dividends were paid during 2001.

There are 660 Class A and 12 Class B Common Stock shareholders of record as of the close of business March 1, 2002. The number of holders is based upon the actual holders registered on the records of Avalon's transfer agent and registrar and does not include holders of shares in "street names" or persons, partnerships, associations, corporations or other entities identified in security position listings maintained by depository trust companies.

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

Transfer agent and registrar

The transfer agent and registrar for Avalon is American Stock Transfer and Trust Company. All correspondence concerning stock transfers should be directed to them at 59 Maiden Lane, New York, New York 10038.

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

________________________________________________________________________________

Policy statement on equal employment opportunity and affirmative action

Avalon is firmly committed to a policy of equal employment opportunity and affirmative action. Toward this end, Avalon will continue to recruit, hire, train and promote persons in all job titles, without regard to race, color, religion, sex, national origin, age, handicap, ancestry or Vietnam-era or disabled veteran status. We will base all decisions on merit so as to further the principle of equal employment opportunity. This policy extends to promotions and to all actions regarding employment including compensation, benefits, transfers, layoffs, returns from layoff, company-sponsored training and social programs.