Form 10-K, Exhibit 13
period 2002-12-31
AVALON HOLDINGS CORP
filed 2003-03-27
CIK 1061069

                                                                    EXHIBIT 13.1

                           AVALON HOLDINGS CORPORATION
                               2002 ANNUAL REPORT

[GRAPHIC APPEARS HERE]

                              FINANCIAL HIGHLIGHTS

     (in thousands, except for per share amounts)

FOR THE YEAR                                  2002             2001
----------------------------------------------------------------------
Net operating revenues....................  $  66,590       $   73,870
Operating loss from continuing operations.     (5,406)          (3,740)
Net loss..................................     (5,838)          (3,330)
Net loss per share........................      (1.54)            (.88)
Net cash provided by (used in) operating
 activities from continuing operations....     (1,459)           3,758
Net cash used in investing activities from
 continuing operations....................     (1,292)          (8,989)

AT YEAR-END                                   2002              2001
----------------------------------------------------------------------
Working capital...........................  $  13,785       $   14,387
Total assets..............................     51,646           59,967
Shareholders' equity......................     42,634           48,398

                                   THE COMPANY

Avalon Holdings Corporation provides transportation services, waste disposal brokerage and management services, and technical environmental services, including environmental consulting, engineering, site assessment, remediation and landfill management services to industrial, commercial, municipal and governmental customers. Avalon Holdings Corporation also owns and operates a golf course.

                                    CONTENTS

Financial Highlights...................1

Management's Discussion and
 Analysis of Financial Condition
 and Results of Operations.............2

Consolidated Balance Sheets...........10

Consolidated Statements of
 Operations ..........................11

Consolidated Statements of Cash
 Flows ...............................12

Consolidated Statements of
 Shareholders' Equity ................13

Consolidated Statements of
 Comprehensive Income.................13

Notes to Consolidated Financial
 Statements...........................14

Independent Auditors' Report..........24

Digest of Financial Data..............25

Company Location Directory............26

Directors and Officers................27

Shareholder Information...............28

Avalon Holdings Corporation and Subsidiaries

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

Statements included in Management's Discussion and Analysis of Financial Condition and Results of Operations which are not historical in nature are intended to be, and are hereby identified as, 'forward looking statements.' Avalon cautions readers that forward looking statements, including, without limitation, those relating to Avalon's future business prospects, revenues, working capital, liquidity, capital needs, interest costs, and income, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward looking statements, due to risks and factors identified herein and from time to time in Avalon's reports filed with the Securities and Exchange Commission.

LIQUIDITY AND CAPITAL RESOURCES

Avalon's capital expenditures in 2002 were $3.3 million, which related principally to remodeling the corporate headquarters to include a clubhouse and pro shop for the Avalon Lakes Golf Club. Avalon's aggregate capital expenditures in 2003 are expected to be in the range of $.5 million to $1.5 million, which relate principally to the purchase of transportation equipment, vehicles for the technical environmental services operations, and upgrading computer equipment.

Working capital decreased to $13.8 million at December 31, 2002 compared with $14.4 million at December 31, 2001. The decrease is primarily the result of utilizing existing cash for capital expenditures and a decrease in accounts receivable due to an increase in the allowance for doubtful accounts, partially offset by a reclassification of certain noncurrent investments to short-term investments. (See Note 4 to the Consolidated Financial Statements)

In 2002, Avalon recorded charges to the provision for losses on accounts receivable of $3.1 million. The inability to collect these accounts receivable, coupled with Avalon's use of existing cash to satisfy its obligations associated with these receivables, has negatively affected its liquidity.

The decrease in accounts payable at December 31, 2002 compared with December 31, 2001 is primarily the result of a decrease in the amounts payable to vendors of the remediation services business. The accounts payable of the remediation services business at December 31, 2001 included payables to subcontractors related to a certain large remediation project, which has been completed and for which related obligations have been satisfied.

From time to time Avalon enters into contracts which require surety bonds or other financial instruments to assure performance under the terms thereof. Although Avalon has obtained such bonds or other financial instruments in the past, substantial changes in the bond market have limited Avalon's ability to obtain surety bonds in the future. No assurance can be given that such bonds will be available in the future or, if available, that the premiums and/or any collateral requirements for such bonds will be reasonable. The inability of Avalon to obtain surety bonds may adversely impact its future financial performance and any significant collateral requirements may impact Avalon's liquidity.

Management believes that anticipated cash provided from future operations, existing working capital, as well as Avalon's ability to incur indebtedness, will be for the foreseeable future, sufficient to meet operating requirements and fund capital expenditure programs. Avalon does not currently have a credit facility.

While Avalon has not entered into any pending agreements for acquisitions, it may do so at any time and will continue to consider acquisitions that make economic sense. Such potential acquisitions could be financed by existing working capital, secured or unsecured debt, issuance of common stock, or issuance of a security with characteristics of both debt and equity, any of which could impact liquidity in the future.

RESULTS OF OPERATIONS

Avalon's primary business segment provides transportation services which include transportation of hazardous and nonhazardous waste, transportation of general and bulk commodities, and transportation brokerage and management services. The technical environmental services segment provides environmental consulting, engineering, site assessment, remediation and captive landfill management services. The waste disposal brokerage and management services segment provides hazardous and nonhazardous waste disposal brokerage and management services. The golf and related operations segment includes the operation of a golf course and travel agency.

PERFORMANCE IN 2002 COMPARED WITH 2001

Overall Performance. Avalon's transportation services segment, technical environmental services segment and waste disposal brokerage and management services segment each experienced a decrease in net operating revenues in 2002 partially due to a slow economy. Avalon's net operating revenues decreased to $66.6 million in 2002 compared with $73.9 million in 2001. The decrease is primarily attributed to a 35% decrease in the net operating revenues of the technical environmental services segment and a 9% decrease in the net operating revenues of the waste disposal and management services segment. Costs of operations as a percentage of net operating revenues increased slightly to 90.1% in 2002 compared with 89.6% in 2001 primarily as a result of increased operating costs as a percentage of net operating revenues of the transportation services segment. Consolidated selling and general administrative expenses increased to $12 million in 2002 compared with $11.4 million in 2001, primarily as a result of increased charges to the provision for losses on accounts receivable. Avalon recorded charges of $3.1 million in 2002 to the provision for losses on accounts receivables compared with $2.5 million in 2001. During 2002, Avalon sold all the operating assets of its analytical laboratory business and accordingly, the results of Avalon's laboratory business including the loss on the disposal of its assets are reported as discontinued operations. Avalon recorded a net loss of $5.8 million in 2002 compared with a net loss of $3.3 million in 2001.

Segment Performance. Segment performance should be read in conjunction with Note 13 to the Consolidated Financial Statements.

Net operating revenues of the transportation services segment decreased to $36.2 million in 2002 compared with $36.7 million in 2001. The decrease is primarily a result of a decrease in the transportation of hazardous waste partially offset by an increase in the net operating revenues of the transportation brokerage operations and an increase in the transportation of municipal solid waste. The decrease in the net operating revenues for the transportation of hazardous waste was primarily due to a decline in the volume of hazardous waste transported for a certain customer. The increase in net operating revenues of the transportation brokerage operations is primarily as a result of increased business with a single customer, while the increase in net operating revenues for the transportation of municipal solid waste is primarily as a result of higher volumes and increased pricing. The transportation services segment incurred a loss before taxes of $2.2 million in 2002 compared with a loss before taxes of $.2 million in 2001. The increased loss before taxes is primarily the result of higher insurance costs and a charge of $1.9 million to the provision for losses on accounts receivable resulting from the financial and operational decline of one significant customer. The decrease in the level of transportation services provided resulted in the under-utilization of many leased power units, thereby increasing costs as a percentage of net operating revenues.

The net operating revenues of the technical environmental services segment decreased to $12.3 million in 2002 compared with $19 million in 2001. The decrease is primarily attributed to a decrease in the net operating revenues of the remediation services business and the engineering and consulting business. In 2001, the net operating revenues of the remediation services business were significantly higher as a result of a large project which included a significant amount of net operating revenues relating to subcontractor costs which were billed at little or no markup. The decrease in the net operating revenues of the engineering and consulting business is primarily the result of a decrease in the level of services provided in 2002 compared with 2001. Income before taxes of the technical environmental services segment was $.1 million in 2002 compared with a loss before taxes of $.6 million in 2001. The improvement in income before taxes is primarily as a result of the remediation services business incurring a smaller loss before taxes in 2002 compared with 2001. In the fourth quarter of 2001, the customer for which the remediation services business was providing services on the aforementioned large project experienced a financial and operational decline and subsequently filed for protection from creditors under the provisions of Chapter 11 of the United States Bankruptcy Code. As a result, the remediation services business recorded a charge of $2.2 million to the provision for losses on accounts receivable in the fourth quarter of 2001. The improvement in income before taxes is partially offset by the engineering and consulting business incurring a loss before taxes in 2002 compared with income before taxes in 2001. During 2002, the net operating revenues and income before taxes of the captive landfill business decreased slightly from the prior year period.

As a result of the sale of the analytical laboratory operations in 2002, the results of Avalon's analytical laboratory operations, which were previously included in the technical environmental services segment, are reported as discontinued operations. See Note 5 to the Consolidated Financial Statements.

Net operating revenues of the waste disposal brokerage and management services segment decreased to $20.8 million in 2002 compared with $23 million in 2001. The net operating revenues in 2001 included $2.4 million relating to a single one-time project. Income before taxes was $.6 million in 2002 compared with $1.1 million in 2001. The decrease in income before taxes is primarily due to a $.4 million charge to the provision for losses on accounts receivable in the fourth quarter of 2002.

Avalon's golf and related operations segment consists primarily of a golf course and travel agency. Net operating revenues for the golf and related operations segment increased to $1.9 million in 2002 compared with $1.2 million in 2001. The increase in net operating revenues is primarily the result of increased memberships in the Avalon Lakes Golf Club, which has resulted in additional membership dues, greens fees, cart rental revenues and food and beverage sales, partially offset by a decrease in net operating revenues associated with the travel agency. The golf and related operations segment incurred a loss before taxes of $.3 million in 2002 compared with a loss before taxes of $.9 million in the prior year. The decrease in the loss before taxes was primarily as a result of increased membership of the Avalon Lakes Golf Club and an increase in the number of rounds of golf played.

INTEREST INCOME

Interest income decreased to $.3 million in 2002 compared with $.5 million in 2001, primarily due to a decline in the average amount of cash and cash equivalents and investments during 2002 compared with the prior year as a result of the utilization of cash and investments to fund capital expenditures. Investment rates also decreased slightly in 2002 compared with 2001.

GENERAL CORPORATE EXPENSES

General corporate expenses increased to $3.2 million in 2002 compared with $3.1 million in 2001.

NET LOSS

Avalon incurred a net loss of $5.8 million in 2002 compared with a net loss of $3.3 million in 2001. Although Avalon incurred a net loss in 2002, Avalon recorded a net tax provision of $.5 million as a result of an increase in the valuation allowance for deferred tax assets. A valuation allowance is provided when it is more likely than not that the deferred tax assets will not be realized. Avalon's overall effective tax rate, including the effect of state income tax provisions, was 32.5% in 2001. The effective tax rate for 2001 is different than the federal statutory rates due to state income taxes, the nondeductibility for tax purposes of the amortization and write-down of costs in excess of fair market value of net assets of acquired businesses, and other nondeductible expenses.

PERFORMANCE IN 2001 COMPARED WITH 2000

Overall Performance. Net operating revenues decreased to $73.9 million in 2001 compared with $80.3 million in 2000. The decrease was primarily the result of a 20.7% decrease in the net operating revenues of the transportation services segment and an 18.5% decrease in the net operating revenues of the technical environmental services segment partially offset by an increase in the net operating revenues of the waste disposal brokerage and management services segment and golf and related operations segment. Costs of operations as a percentage of net operating revenues decreased slightly to 89.6% in 2001 compared with 90.3% in 2000 primarily as a result of improved gross margins of the technical environmental services segment partially offset by lower gross margins of the transportation services segment. Consolidated selling, general and administrative expenses increased to $11.4 million in 2001 from $9.7 million in 2000 primarily as a result of an increase in the provision for losses on accounts receivable. As a result of a remediation services business customer's financial and operational decline in the fourth quarter of 2001 and its subsequent filing for protection from creditors under the provisions of Chapter 11 of the United States Bankruptcy Code, Avalon recorded a $2.2 million charge to the provision for losses on accounts receivable in the fourth quarter of 2001. Interest income decreased primarily as a result of lower investment rates. Avalon incurred a net loss of $3.3 million in 2001 compared with a net loss of $2.4 million in 2000.

Segment Performance. Segment performance should be read in conjunction with Note 13 to the Consolidated Financial Statements.

Net operating revenues of the transportation services segment decreased to $36.7 million in 2001 from $46.3 million in 2000. The decrease was primarily attributable to a significant decrease in the net operating revenues of the transportation brokerage operations and a decrease in the transportation of hazardous waste. The decrease in net operating revenues of the transportation brokerage operations was primarily because the net operating revenues for 2000 included significant revenues related to a one-time project in the New England states. The decreased net operating revenues for the transportation of hazardous waste was primarily a result of a decline in the volume of hazardous waste transported for certain customers. The transportation services segment incurred a loss before taxes of $.2 million in 2001 compared with income before taxes of $1.1 million in 2000. The decrease in operating results was primarily the result of the significant decrease in the level of business of both the transportation brokerage operations and the transportation of hazardous waste. The significant decrease in the level of transportation services provided resulted in the under utilization of many leased power units, thereby increasing costs as a percentage of net operating revenues.

Net operating revenues of the technical environmental services segment decreased to $19 million in 2001 compared with $23.3 million in 2000 as a result of a decline in the level of business of all operations except for the captive landfill management operations. The technical environmental services segment incurred a loss before taxes of $.6 million in 2001 compared with a loss before taxes of $1.3 million in the prior year. Income before taxes of Avalon's captive landfill management business in 2001 was relatively unchanged from 2000.

Although the total net operating revenues of the remediation services business declined, the net operating revenues relating to services performed by employees of the remediation services business increased, while the net operating revenues relating to services performed by subcontractors at little or no mark up declined. The increase in the net operating revenues for services performed by employees of the remediation services business was primarily related to services performed for a customer on a single significant project. As a result of such customer's financial and operational decline in the fourth quarter of 2001 and its subsequent filing for protection from creditors under the provisions of Chapter 11 of the United States Bankruptcy Code, the remediation services business recorded a charge to the provision for losses on accounts receivable of $2.2 million in the fourth quarter of 2001. Consequently, the remediation business incurred a loss before taxes primarily as a result of this charge to the provision for losses on accounts receivable.

The engineering and consulting business recorded income before taxes in 2001 as compared with a loss before taxes in the prior year primarily as a result of improved operating margins and decreased selling and general administrative expenses. In 2000 the engineering and consulting business of Avalon's technical environmental services operations experienced a significant loss before taxes due to increased competition, increased operating costs and a decline in net operating revenues compared with the prior year. As a result, Avalon closed its engineering and consulting office in Akron, Ohio and reduced its workforce by approximately 30% in January 2001. In accordance with Avalon's asset impairment policy, Avalon performed an evaluation of the long-lived assets, including goodwill, of the engineering and consulting business to determine if the carrying value of such assets was recoverable. In the fourth quarter of 2000 Avalon recorded a write-down of goodwill in the amount of $1.1 million and a write-down of other long-lived assets of $.7 million.

Net operating revenues of the waste disposal brokerage and management services segment increased to $23 million in 2001 compared with $22 million in 2000. The increase in net operating revenues was primarily related to net operating revenues of $2.4 million associated with a significant project during the third quarter of 2001. Excluding the net operating revenues associated with this project, there was a decrease in net operating revenues as a result of a decline in the level of disposal brokerage and management services provided. Despite the increase in net operating revenues, income before taxes was relatively unchanged in 2001 compared with the prior year primarily as a result of higher selling and administrative expenses due to an increase in the sales force.

Avalon's golf and related operations segment consists primarily of the operation of a golf course and travel agency. Net operating revenues for the golf and related operations segment increased to $1.2 million in 2001 compared with $.7 million in 2000. The net operating revenues in 2000 were primarily related to the travel agency because the golf course was closed during most of 2000 to make significant capital improvements. The golf course resumed operations in the third quarter of 2000. Net operating revenues of the travel agency declined slightly in 2001 compared with the prior year. The golf and related operations segment incurred a loss before taxes of $.9 million in 2001 compared with a loss before taxes of $1.1 million in the prior year. The improved results were primarily a result of additional golf revenues in 2001 partially offset by increased expenses of the golf course operations. The golf course, which is located in Warren, Ohio, was closed during the first quarter and part of the second quarter of 2001 due to seasonality. The golf course resumed operations during May 2001. Although the redesigned golf course will continue to be available to the general public, during 2001 Avalon created the Avalon Lakes Golf Club. Membership requires payment of a one-time initiation fee as well as annual dues. Members receive several benefits including reduced greens fees and preferential tee times.

INTEREST INCOME

Interest income decreased to $.5 million in 2001 compared with $.9 million in the prior year, primarily due to a decrease in investment rates during 2001 compared with the prior year.

GENERAL CORPORATE EXPENSES

General corporate expenses were $3.1 million in both 2001 and 2000.

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

TRENDS AND UNCERTAINTIES

In the ordinary course of conducting its business, Avalon becomes involved in lawsuits, administrative proceedings and governmental investigations, including those relating to environmental matters. Some of these proceedings may result in fines, penalties or judgments being assessed against Avalon which, from time to time, may have an impact on its business and financial condition. Although the outcome of such lawsuits or other proceedings cannot be predicted with certainty, management assesses the probability of loss and accrues a liability as appropriate. Avalon does not believe that any uninsured ultimate liabilities, fines or penalties resulting from such pending proceedings, individually or in the aggregate, will have a material adverse effect on it.

The federal government and numerous state and local governmental bodies are continuing to consider legislation or regulations to either restrict or impede the disposal and/or transportation of waste. A significant portion of Avalon's transportation and waste disposal brokerage and management revenues is derived from the disposal or transportation of out-of-state waste. Any law or regulation restricting or impeding the transportation of waste or the acceptance of out-of-state waste for disposal could have a significant negative effect on Avalon.

As is the case with any transportation company, an increase in fuel prices will subject Avalon's transportation operations to increased operating expenses, which, in light of competitive market conditions, Avalon may not be able to pass on to its customers. During the first quarter of 2003, Avalon's transportation operations experienced significant increases in fuel prices, some of which Avalon will not be able to pass on to its customers.

Avalon's transportation operations utilize power units which are subject to long-term leases. The decreased level of transportation services provided has resulted in the under-utilization of many of these power units. The under-utilization of these power units will continue to adversely impact the future financial performance of the transportation operations.

As is the case with any transportation company, Avalon's transportation operations are significantly dependent upon its ability to attract and retain qualified drivers and independent contractors. Failure to do so will adversely impact the future financial performance of the transportation operations.

In connection with the transportation of municipal solid waste, Avalon's transportation operations provide loading services at several municipal solid waste transfer stations. Because of the fixed costs associated with loading, the profitability of such operations is dependent upon the volume of waste delivered to each transfer station. The volume of waste delivered to each transfer station is not within Avalon's control.

Insurance costs, particularly within the transportation industry, have risen dramatically over the past year. The increase in insurance premiums has increased Avalon's operating expenses, which, in light of competitive market conditions, Avalon may not be able to pass on to its customers.

From time to time Avalon enters into contracts that require surety bonds or other financial instruments to assure performance under the terms thereof. Although Avalon has obtained such bonds or other financial instruments in the past, substantial changes in the bond market has limited Avalon's ability to obtain surety bonds in the future. No assurance can be given that such bonds will be available in the future or, if available, that the premiums and/or any collateral requirements for such bonds will be reasonable. The inability of Avalon to obtain surety bonds may adversely impact its future financial performance.

Competitive pressures continue to impact the financial performance of Avalon's transportation services, technical environmental services and waste disposal brokerage and management services. Some of Avalon's competitors periodically reduce their pricing to gain or retain business, especially during difficult economic times, which may limit Avalon's ability to maintain rates. A decline in the rates which customers are willing to pay could adversely impact the future financial performance of Avalon.

Avalon's waste disposal brokerage and management operations obtain and retain customers by providing services and identifying cost-efficient disposal options unique to a customer's needs. Consolidation within the solid waste industry has resulted in reducing the number of disposal options available to waste generators and has caused disposal pricing to increase. Avalon does not believe that industry pricing changes alone will have a material effect upon its waste disposal brokerage and management operations. However, consolidation has had the effect of reducing the number of competitors offering disposal alternatives which may adversely impact the future financial performance of Avalon's waste disposal brokerage and management operations.

A significant portion of Avalon's business is not subject to long-term contracts. In light of current economic, regulatory and competitive conditions, there can be no assurance that Avalon's current customers will continue to transact business with Avalon at historical levels. Failure by Avalon to retain its current customers or to replace lost business could adversely impact the future financial performance of Avalon.

Current economic challenges throughout the industries served by Avalon have resulted in a reduction of revenues coupled with an increase in payment defaults by customers. While Avalon continuously endeavors to limit customer credit risks, many customer specific financial downturns are not controllable by management. Significant customer payment defaults in the future will continue to have a material adverse impact upon Avalon's future financial performance.

Avalon's golf course competes with many public courses and country clubs in the area. Although the golf course will continue to be available to the general public, it is anticipated that the primary source of revenues will arise from members of the Avalon Lakes Golf Club.

Avalon's golf course is located in Warren, Ohio and is significantly dependent upon weather conditions during the golf season. Additionally, all of Avalon's other operations are somewhat seasonal in nature since a significant portion of those operations are primarily conducted in selected northeastern and midwestern states. As a result, Avalon's financial performance is adversely affected by winter weather conditions.

MARKET RISK

Avalon does not have significant exposure to changing interest rates. A 10% change in interest rates would have an immaterial effect on Avalon's income before taxes for the next fiscal year. Avalon currently has no debt outstanding and invests primarily in U.S. Treasury notes, short-term money market funds and other short-term obligations. Avalon does not undertake any specific actions to cover its exposure to interest rate risk and Avalon is not a party to any interest rate risk management transactions.

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

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements and related disclosures in conformity with generally accepted accounting principles requires management to make judgments, assumptions, and estimates that affect reported amounts. Significant accounting policies used in the preparation of Avalon's Consolidated Financial Statements are described in Note 2. Estimates are used when accounting for, among other things, the allowance for doubtful accounts, asset impairments, contingencies, lawsuits and administrative proceedings, environmental matters, and taxes.

Avalon's allowance for doubtful accounts is based on management's assessment of the collectibility of specific customers' accounts and the aging of accounts receivable. Bankruptcy or economic challenges of a particular customer represent uncertainties that are not controllable by management. If management's assessments change due to different assumptions or if actual collections differ from management's estimates, future operating results could be impacted.

Certain events or changes in circumstances may indicate that the recoverability of the carrying value of long-lived assets should be assessed. Such events or changes may include a significant decrease in market value, a significant change in the business climate in a particular market, or a current-period operating or cash flow loss combined with historical losses or projected future losses. If an event occurs or changes in circumstances are present, Avalon estimates the future cash flows expected to result from the use of the applicable groups of long-lived assets and their eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying value, Avalon recognizes an impairment loss. The impairment loss recognized is the amount by which the carrying value exceeds the fair value.

Avalon performs tests for impairment of goodwill annually or whenever circumstances indicate a potential impairment. In determining whether an impairment exists, Avalon compares the fair value of the reporting unit associated with the goodwill to the carrying value of its net assets, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, then the implied fair value of reporting unit goodwill is compared to the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to the excess. Avalon determines the fair value using a variety of methods including quoted market prices, cash flow analysis and estimates of earnings or revenues. Where applicable, an appropriate discount rate is used.

The ability to accurately predict future cash flows may impact the determination of fair value. Avalon's assessments of cash flows represent management's best estimate as of the time of the impairment review. Avalon estimates the future cash flows expected to result from the use and, if applicable, the eventual disposition of the assets. The key variables that management must estimate include, among other factors, sales, costs, inflation and capital spending. Significant management judgment is involved in estimating these variables, and they include inherent uncertainties. If different cash flows had been estimated in the current period, the value of the long-lived assets and/or goodwill could have been materially impacted. Furthermore, Avalon's accounting estimates may change from period to period as conditions in markets change, and this could materially impact financial results in future periods.

When Avalon concludes that it is probable that an environmental liability has been incurred, a provision is made in Avalon's financial statements for Avalon's best estimate of the liability based on management's judgment and experience, information available from regulatory agencies, and the number, financial resources and relative degree of responsibility of other potentially responsible parties who are jointly and severally liable for remediation of that site as well as the typical allocation of costs among such parties. If a range of possible outcomes is estimated and no amount within the range appears to be a better estimate than any other, then Avalon provides for the minimum amount within the range, in accordance with generally accepted accounting principles. The liability is recognized on an undiscounted basis. Avalon's estimates are revised, as deemed necessary, as additional information becomes known. Such revisions may impact future operating results.

Avalon Holdings Corporation and Subsidiaries

CONSOLIDATED BALANCE SHEETS
          (in thousands, except for share data)

                                                                                                  DECEMBER 31,
                                                                                       --------------------------------
                                                                                            2002                   2001
                                                                                       --------------------------------
ASSETS
Current Assets:
     Cash and cash equivalents..................................................       $   2,595              $   4,807
     Short-term investments (Note 4)............................................           5,965                  1,939
     Accounts receivable, less allowance for
      doubtful accounts of $5,547 in 2002 and $2,707 in 2001....................          11,776                 14,235
     Deferred income taxes (Note 7).............................................              --                  1,223
     Prepaid expenses...........................................................           1,781                  1,522
     Other current assets.......................................................             549                    569
     Current assets - discontinued operations (Note 5)..........................              --                    840
                                                                                       --------------------------------
            Total current assets................................................          22,666                 25,135

Noncurrent investments (Note 4).................................................              --                  5,956
Property and equipment, net (Notes 3 and 6).....................................          28,303                 27,493
Costs in excess of fair market value of net assets of acquired businesses, net
 (Note 3 )......................................................................             538                    538
Other assets, net...............................................................             139                    133
Noncurrent assets - discontinued operations (Note 5)............................              --                    712
                                                                                       --------------------------------
            Total assets........................................................       $  51,646              $  59,967
                                                                                       ================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
     Accounts payable...........................................................       $   5,852              $   7,091
     Accrued payroll and other compensation.....................................             827                    991
     Accrued income taxes.......................................................             236                    216
     Other accrued taxes........................................................             541                    424
     Other liabilities and accrued expenses (Note 8)............................           1,425                  1,578
     Current liabilities - discontinued operations (Note 5).....................              --                    448
                                                                                       --------------------------------
            Total current liabilities...........................................           8,881                 10,748

Deferred income taxes (Note 7)..................................................              --                    701
Other noncurrent liabilities (Note 11)..........................................             131                    120

Contingencies and commitments (Notes 11 and 12).................................              --                    --

Shareholders' Equity (Note 10):
     Class A Common Stock, $.01 par value, one vote per share; authorized
      10,500,000 shares, issued 3,185,240 shares at December 31, 2002 and
      December 31, 2001.........................................................              32                     32
     Class B Common Stock, $.01 par value, ten votes per share; authorized
      1,000,000 shares; issued 618,091 shares at December 31, 2002 and
      December 31, 2001.........................................................               6                      6
     Paid-in capital............................................................          58,096                 58,096
     Accumulated deficit........................................................         (15,574)                (9,736)
     Accumulated other comprehensive income.....................................              74                     --
                                                                                       --------------------------------

            Total shareholders' equity..........................................          42,634                 48,398
                                                                                       --------------------------------

            Total liabilities and shareholders' equity..........................       $  51,646              $  59,967
                                                                                       ================================

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS
          (in thousands, except for per share amounts)

                                                                                     YEAR ENDED DECEMBER 31,
                                                                         ----------------------------------------------
                                                                                2002             2001              2000
                                                                         ----------------------------------------------
Net operating revenues.................................................  $    66,590      $    73,870       $    80,320

Costs and expenses:
     Costs of operations...............................................       60,000           66,201            72,523
     Write-down of assets (Note 3).....................................           --               --               796
     Write-down of costs in excess of fair market value of net assets
      of acquired businesses (Note 3)..................................           --               --             1,093
     Selling, general and administrative expenses......................       11,996           11,409             9,723
                                                                         ----------------------------------------------
Operating loss from continuing operations..............................       (5,406)          (3,740)           (3,815)

Other income (expense):
     Interest income...................................................          254              533               875
     Other income (expense), net.......................................          421              (45)              517
                                                                         ----------------------------------------------
Loss from continuing operations before income taxes....................       (4,731)          (3,252)           (2,423)

Provision (benefit) for income taxes (Note 7):
     Current...........................................................           21             (408)             (241)
     Deferred..........................................................          142             (721)             (215)
                                                                         ----------------------------------------------
                                                                                 163           (1,129)             (456)

Loss from continuing operations........................................       (4,894)          (2,123)           (1,967)

Discontinued operations (Note 5)
     Loss from discontinued operations before income taxes
      (including loss on disposal of $104 in 2002).....................         (568)          (1,683)             (753)
     Provision (benefit) for income taxes..............................          376             (476)             (287)
                                                                         ----------------------------------------------
     Loss from discontinued operations.................................         (944)          (1,207)             (466)
                                                                         ----------------------------------------------

Net loss...............................................................  $    (5,838)     $    (3,330)      $    (2,433)
                                                                         ==============================================

Net loss per share from continuing operations..........................  $     (1.29)     $      (.56)      $      (.52)
                                                                         ----------------------------------------------
Net loss per share from discontinued operations........................  $      (.25)     $      (.32)      $      (.12)
                                                                         ----------------------------------------------
Net loss per share (Note 2)............................................  $     (1.54)     $      (.88)      $      (.64)
                                                                         ==============================================

Weighted average shares outstanding (Note 2)...........................        3,803            3,803             3,803
                                                                         ==============================================

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

                                                                                     YEAR ENDED DECEMBER 31,
                                                                         ----------------------------------------------
                                                                                2002             2001              2000
                                                                         ----------------------------------------------
Operating activities:
     Loss from continuing operations...................................  $    (4,894)     $    (2,123)      $    (1,967)
     Reconciliation of loss from continuing operations to cash
      provided by operating activities:
         Depreciation..................................................        2,451            2,704             2,801
         Amortization..................................................            1               45               119
         Amortization of investments...................................          106               11                --
         Write-down of assets..........................................           --               --               796
         Write-down of costs in excess of fair market value of net
          assets of acquired businesses................................           --               --             1,093
         Provision (benefit) for deferred income taxes.................          142             (721)             (215)
         Provision for losses on accounts receivable...................        3,101            2,459               665
         (Gain) loss from disposal of property and equipment...........          (69)              57              (126)
         Purchases of trading investments..............................           --               --           (10,661)
         Sales of trading investments..................................           --              734             9,938
         Gain on sale of investments...................................           (2)              --                --
         Unrealized gain on short-term investments.....................           --               --               (11)
         Change in operating assets and liabilities:
              Accounts receivable......................................         (642)          (1,394)             (209)
              Refundable income taxes..................................           --              327              (327)
              Prepaid expenses.........................................         (259)               9               (27)
              Other current assets.....................................           20               (5)             (150)
              Other assets.............................................           (6)              40                (4)
              Accounts payable.........................................       (1,239)           2,056              (792)
              Accrued payroll and other compensation...................         (164)            (102)             (581)
              Accrued income taxes.....................................           20             (380)              (22)
              Other accrued taxes......................................          117              123              (422)
              Other liabilities and accrued expenses...................         (153)             (82)              232
              Other noncurrent liabilities.............................           11               --                --
                                                                         ----------------------------------------------
                 Net cash provided by (used in) operating activities
                  from continuing operations...........................       (1,459)           3,758               130
                 Net cash provided by (used in) operating activities
                  from discontinued operations.........................           54             (567)             (225)
                                                                         ----------------------------------------------
                 Net cash provided by (used in) operating activities...       (1,405)           3,191               (95)
                                                                         ----------------------------------------------

Investing activities:
     Purchases of held-to-maturity investments.........................           --           (7,907)               --
     Purchases of available-for-sale investments.......................           --              (32)           (1,765)
     Sales/maturities of available-for-sale investments................        1,900               57             1,740
     Capital expenditures..............................................       (3,285)          (1,460)           (7,631)
     Proceeds from disposal of property and equipment..................           93              353               427
                                                                         ----------------------------------------------

                 Net cash used in investing activities
                  from continuing operations...........................       (1,292)          (8,989)           (7,229)
                 Net cash provided by (used in) investing activities
                  from discontinued operations.........................          485              (95)             (492)
                                                                         ----------------------------------------------
                 Net cash used in investing activities.................         (807)          (9,084)           (7,721)
                                                                         ----------------------------------------------

Decrease in cash and cash equivalents..................................       (2,212)          (5,893)           (7,816)
Cash and cash equivalents at beginning of year.........................        4,807           10,700            18,516
                                                                         ----------------------------------------------
Cash and cash equivalents at end of year...............................  $     2,595      $     4,807       $    10,700
                                                                         ==============================================

See accompanying notes to consolidated financial statements

Avalon Holdings Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)

                                                  FOR THE THREE YEARS ENDED DECEMBER 31, 2002
                                  --------------------------------------------------------------------------------------------
                                                                                                      ACCUMULATED
                                       SHARES           COMMON STOCK                                     OTHER
                                  ----------------    -----------------     PAID-IN   ACCUMULATED    COMPREHENSIVE
                                  CLASS A  CLASS B    CLASS A   CLASS B     CAPITAL     DEFICIT          INCOME         TOTAL
                                  -------  -------    -------   -------   ----------  -----------    -------------   ---------
Balance at January 1, 2000......    3,185      618    $    32   $     6   $   58,096  $    (3,973)   $      --       $  54,161

Net loss........................       --       --         --        --           --       (2,433)          --          (2,433)
                                  --------------------------------------------------------------------------------------------

Balance at December 31, 2000....    3,185      618         32         6       58,096       (6,406)          --          51,728

Net loss........................       --       --         --        --           --       (3,330)          --          (3,330)
                                  --------------------------------------------------------------------------------------------

Balance at December 31, 2001....    3,185      618         32         6       58,096       (9,736)          --          48,398

Net loss........................       --       --         --        --           --       (5,838)          --          (5,838)

Changes in unrealized gain on
 investments....................       --       --         --        --           --           --           74              74
                                  --------------------------------------------------------------------------------------------

Balance at December 31, 2002....    3,185      618    $    32   $     6   $   58,096  $   (15,574)   $      74       $  42,634
                                  ============================================================================================

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

                                                 YEAR ENDED DECEMBER 31,
                                      --------------------------------------
                                       2002           2001           2000
                                      ---------   -----------   ------------
Net loss............................  $  (5,838)  $    (3,330)  $     (2,433)
Unrealized gain on investments......         74            --             --
                                      --------------------------------------

Comprehensive income................  $  (5,764)  $    (3,330)  $     (2,433)
                                      ======================================

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

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

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies of Avalon which are summarized below are consistent with generally accepted accounting principles and reflect practices appropriate to the businesses in which they operate. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain prior year amounts have been reclassified to be consistent with the 2002 presentations.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Avalon and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include money market instruments and other highly liquid short-term investments that are stated at cost which approximates market value. Such investments, which mature in three months or less from date of purchase, are considered to be cash equivalents for purposes of the Consolidated Statements of Cash Flows and Consolidated Balance Sheets. The balance of such short-term investments was $1,833,000 and $3,971,000 at December 31, 2002 and 2001, respectively. Such investments were not insured by the Federal Deposit Insurance Corporation.

Avalon maintains its cash balances in several financial institutions. These balances may, at times, exceed federal insured limits. Avalon has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk relating to cash and cash equivalents.

INVESTMENT SECURITIES

Avalon classifies its investment securities into trading, available-for-sale, or held-to-maturity categories. Securities are classified as trading when Avalon has the intent of selling them in the near term. Trading securities are reported at fair value on the balance sheet, with the change in fair value during the period included in earnings. Securities are classified as held-to-maturity when Avalon has the ability and intent to hold the securities to maturity. Held-to-maturity securities are reported as either short-term or noncurrent on the balance sheet based upon contractual maturity date and are stated at amortized cost. Securities that are not classified as either trading or held-to-maturity are classified as available-for-sale and reported at fair value on the balance sheet with the change in fair value reported as a component of other comprehensive income (see Note 4).

FINANCIAL INSTRUMENTS

The fair value of financial instruments consisting of cash, cash equivalents, receivables, and accounts payable at December 31, 2002 and 2001, approximates carrying value due to the relative short maturity of these financial instruments. The fair value of available-for-sale investments was $5,965,000 at December 31, 2002 and the fair value of held-to-maturity investments was $7,911,000 at December 31, 2001.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful life of the asset which varies from 10 to 30 years for land improvements; 5 to 50 years in the case of buildings and improvements; and from 3 to 10 years for machinery and equipment, transportation equipment and vehicles, and office furniture and equipment (See Note 3 and Note
6).

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

COSTS IN EXCESS OF FAIR MARKET VALUE OF NET ASSETS
OF ACQUIRED BUSINESSES ("GOODWILL")

Effective January 1, 2002, in accordance with Statement of Financial Accounting Standards (SFAS) 142 "Goodwill and Other Intangible Assets", goodwill is no longer subject to amortization, but will be tested for impairment annually and whenever there is an impairment indicator. Goodwill had been amortized on a straight-line basis over 25 years prior to January 1, 2002. Amortization of these costs was $58,000 and $149,000 in 2001 and 2000, respectively. During the fourth quarter of 2000, in accordance with Avalon's asset impairment policy, a portion of the goodwill was written off (see Note 3).

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

REVENUE RECOGNITION

Avalon recognizes revenue for transportation services on the date of delivery. Revenue for waste disposal brokerage and management services and technical environmental services is recognized as services are performed. On contracts where the percentage-of-completion method is used, revenue is recognized for a portion of the total contract revenue, in the proportion that costs incurred bear to management's estimate of total contract costs to be incurred, commencing when progress reaches a point where experience is sufficient to estimate final results with reasonable accuracy. Earnings and costs on contracts are subject to revision throughout the term of the contract, and any required revisions are made in the periods in which the revisions become known. Provision is made for the full amount of anticipated losses in the period in which they are determinable.

Costs and estimated earnings in excess of billings on uncompleted contracts represent revenues recognized on contracts for which billings will be presented in accordance with contract provisions. Such revenues are generally expected to be billed and collected within one year. Applicable amounts are included in accounts receivable on the balance sheet.

ASSET IMPAIRMENTS

Effective January 1, 2002, Avalon adopted SFAS 142. In accordance with this statement, Avalon performs tests for impairment of goodwill annually or whenever circumstances indicate a potential impairment. In determining whether an impairment exists, Avalon compares the fair value of the reporting unit associated with the goodwill to the carrying value of its net assets, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, then the implied fair value of reporting unit goodwill is compared to the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to the excess. Avalon determines the fair value using a variety of methods including quoted market prices, cash flow analysis and estimates of earnings or revenues. Where applicable, an appropriate discount rate is used.

Effective January 1, 2002, Avalon adopted SFAS 144, "Accounting for the Impairment or Disposal of Long Lived Assets." In accordance with this statement, Avalon reviews the carrying value of its long-lived assets (other than goodwill) whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. If indicators of impairment exist, Avalon would determine whether the estimated undiscounted sum of the future cash flows of such assets is less than its carrying amount. If less, an impairment loss would be recognized based on the excess of the carrying amount of such assets over their respective fair values. Avalon would determine the fair value by using quoted market prices, if available, for such assets; or if quoted market prices are not available, Avalon would discount the expected estimated future cash flows (See Note 3).

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

BASIC NET INCOME (LOSS) PER SHARE

For the years ended December 31, 2002, 2001 and 2000 basic net income (loss) per share has been computed using the weighted average number of common shares outstanding during each period which was 3,803,331. There were no common equivalent shares outstanding and therefore diluted per share amounts are equal to basic per share amounts for 2002, 2001 and 2000.

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

NOTE 4.  INVESTMENTS

Avalon held no trading securities at either December 31, 2002 or December 31, 2001. During the second quarter of 2002, Avalon sold certain securities that had been classified as held-to-maturity. At the time of acquisition, Avalon intended to hold these securities until maturity; however, because of the filing for protection from creditors under the United States Bankruptcy Code by a customer which owed Avalon $2.2 million, Avalon was forced to sell these held-to-maturity securities to meet its operating and capital requirements. As a result of the sale of a portion of the held-to-maturity securities, in accordance with SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities", Avalon transferred all the remaining securities from the held-to-maturity category to the available-for-sale category. As a result of the classification of these securities as available-for-sale, Avalon has recognized, in other comprehensive income, unrealized gains, net of applicable income taxes, of $.1 million in 2002.

Information regarding investment securities consists of the following (in thousands):

                                December 31, 2002
                       ------------------------------------
                                     Gross        Estimated
                       Amortized     Unrealized   Fair
                       Cost          Gains        Value
                       ------------------------------------
Available-for-Sale
U.S. Treasury Notes    $   5,891     $       74   $   5,965

Held-to-Maturity
U.S. Treasury Notes           --             --          --

                                December 31, 2001
                       ------------------------------------
                                     Gross        Estimated
                       Amortized     Unrealized   Fair
                       Cost          Gains        Value
                       ------------------------------------
Available-for-Sale
U.S. Treasury Notes           --             --          --

Held-to-Maturity
U.S. Treasury Notes    $   7,895     $       16   $   7,911

The amortized cost and estimated fair value of available-for-sale investments at December 31, 2002, by contractual maturity, consist of the following (in thousands):

                                Available-For-Sale
                         -------------------------------
                         Amortized            Estimated
                         Cost                 Fair Value
                         -------------------------------
Due in one year
 or less................ $     5,891          $    5,965
Due after one year
 through five years.....          --                  --
                         -------------------------------
     Total.............. $     5,891          $    5,965
                         ===============================

NOTE 5.  DISCONTINUED OPERATIONS

As a result of significant operating losses incurred by Avalon's analytical laboratory business, during the second quarter of 2001, the laboratory operations implemented a reduction and reorganization of its workforce. In accordance with Avalon's asset impairment policy, Avalon performed an evaluation of the long-lived assets of the Export, Pennsylvania analytical laboratory operations including the costs in excess of fair market value of net assets of acquired businesses ("goodwill") to determine if the carrying value of such assets was recoverable. To ascertain whether an impairment existed, Avalon estimated the undiscounted sum of the expected future cash flows of the Export, Pennsylvania analytical laboratory operations to determine if such sum was less than the carrying value of the long-lived assets. The evaluation indicated the existence of an impairment and Avalon measured the extent of the impairment by determining the fair value of the long-lived assets based upon quoted market prices and consideration of discounted cash flows. As a result, Avalon recorded a write-down of goodwill in the amount of $.5 million in the second quarter of 2001. Despite the foregoing, Avalon's analytical laboratory business continued to experience significant operating losses as a result of a decline in net operating revenues and operational inefficiencies. The inability to increase net operating revenues continued to adversely impact the financial performance of the analytical laboratory business because of the fixed nature of many of the costs associated with the laboratory operations. Recognizing that the continuing losses incurred by the analytical laboratory business would adversely impact its future financial performance, in the second quarter of 2002, management determined that it was in Avalon's best interest to discontinue operating the analytical laboratory business. Accordingly, on May 1, 2002, Avalon sold all of the operating assets of its Export, Pennsylvania analytical laboratory business. Proceeds from the sale were approximately $.4 million, which equaled the net book value of the assets that were sold. As part of the transaction, the purchaser entered into a lease agreement with Avalon to remain in the Export building. In addition, in anticipation of the sale of the operating assets of its radio-chemistry laboratory business, Avalon recorded a charge of $.1 million during the second quarter of 2002 for the write-down of such long-lived assets to fair value. On September 1, 2002, Avalon sold all of the operating assets of its radio-chemistry laboratory business for approximately $.1 million which equaled the adjusted net book value of the assets that were sold. The results of operations for the current and prior years of the analytical laboratory operations, including the loss for the write-down of the long-lived assets to fair value, have been included in discontinued operations.

NOTE 6.  PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2002 and 2001 consists of the following (in thousands):

                                         2002           2001
                                   -------------------------
Land and land improvements.......  $   10,715   $     10,643
Buildings and improvements.......      13,603         11,879
Machinery and equipment..........       3,324          2,707
Transportation equipment and
 vehicles........................      13,206         13,232
Office furniture and equipment...       4,372          3,917
Construction in progress.........         133            309
                                   -------------------------
                                       45,353         42,687
Less accumulated depreciation and
 amortization....................     (17,050)       (15,194)
                                   -------------------------
Property and equipment, net......  $   28,303   $     27,493
                                   =========================

NOTE 7.  INCOME TAXES

Income (loss) before income taxes for each of the three years in the period ended December 31, 2002 was subject to taxation under United States jurisdictions only.

Total provisions (benefits) for income taxes consist of the following (in thousands):

                               2002      2001     2000
                             -------------------------
Continuing operations....... $  163  $ (1,129)  $ (456)
Discontinued operations.....    376      (476)    (287)
                             -------------------------
                             $  539  $ (1,605)  $ (743)
                             =========================

The provision (benefit) for income taxes from continuing operations consists of the following (in thousands):

                                2002      2001     2000
                             --------------------------
Current:
Federal...................   $    --  $   (466)  $ (289)
State.....................        21        58       48
                             --------------------------
                                  21      (408)    (241)
                             --------------------------
Deferred:
Federal......................    (75)     (572)    (103)
State........................    217      (149)    (112)
                             --------------------------
                                 142      (721)    (215)
                             --------------------------
                             $   163  $ (1,129)  $ (456)
                             ==========================

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets (liabilities) at December 31, 2002 and 2001 are as follows (in thousands):

                                          2002       2001
                                      -------------------
Deferred tax assets:
Accounts receivable, allowance for
 doubtful accounts.............       $  1,985   $    996
Reserves not deductible until paid         307        288
Net operating loss carry-forwards
    Federal.......................       1,841        919
    State.........................         667        460
Other.............................           1         56
                                      -------------------
Gross deferred tax assets.........       4,801      2,719
Less valuation allowance..........      (2,742)      (385)
                                      -------------------
Deferred tax assets net of
 valuation allowance..............       2,059      2,334
                                      -------------------

Deferred tax liabilities:
Property and equipment............    $ (1,936)  $ (1,752)
Other.............................        (123)       (60)
                                      -------------------
Gross deferred tax liabilities....      (2,059)    (1,812)
                                      -------------------

Net deferred tax asset ...........    $     --    $   522
                                      ===================

The provision (benefit) for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to income (loss) from continuing operations before income taxes as a result of the following differences (in thousands):

                                          2002       2001       2000
                                     -------------------------------
Loss before income taxes
 from continuing operations          $  (4,731)  $ (3,252)  $ (2,423)
Federal statutory tax rate.........         35%        35%        35%
                                     -------------------------------
                                        (1,656)    (1,138)      (848)
State income taxes, net
 of federal income tax
 benefits..........................       (114)       (59)       (42)
Change in valuation allowance            1,750        350         --
Nondeductible amortization
 and depreciation..................         --          9        411
Other nondeductible
 expenses..........................        131        138        109
Change in prior estimate...........         --       (465)      (100)
Other, net.........................         52         36         14
                                     -------------------------------
                                     $     163   $ (1,129)  $   (456)
                                     ===============================

Avalon made net income tax payments of $3,000 in 2002 and had net income tax refunds of $343,000 and $118,000 in 2001 and 2000, respectively.

At December 31, 2002 Avalon has taxable loss carryforwards for federal income tax purposes aggregating approximately $5,415,000, which are available to offset future federal taxable income. These carryforwards expire in 2020 through 2022. In addition, at December 31, 2002, certain subsidiaries of Avalon have net operating loss carryforwards for state purposes aggregating approximately $9,406,000, which are available to offset future state taxable income. These carryforwards expire at various dates through 2022. A valuation allowance is provided when it is more likely than not that the deferred tax assets relating to certain of the federal and state loss carryforwards will not be realized.

NOTE 8. RETIREMENT BENEFITS

Avalon sponsors a defined contribution profit sharing plan that is a qualified tax deferred benefit plan under Section 401(k) of the Internal Revenue Code (the "Plan"). Substantially all employees are eligible to participate in the Plan. The Plan provides for employer discretionary cash contributions as determined by Avalon's Board of Directors. Discretionary contributions vest on a graduated basis and become 100% vested after six years of service. Plan participants may also contribute a portion of their annual compensation to the Plan, subject to maximums imposed by the Internal Revenue Code and related regulations. Costs charged to operations for Avalon's contributions were $296,000, $605,000 and $624,000 for the years 2002, 2001 and 2000, respectively. These amounts are included in the Consolidated Balance Sheets under the caption "Other liabilities and accrued expenses."

NOTE 9. STOCK OPTION PLAN

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

NOTE 10. SHAREHOLDERS' EQUITY

Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes on all matters submitted to a vote of the shareholders. Except for the election of Avalon's Board of Directors, the Class A Common Stock and the Class B Common Stock vote together as a single class on all matters presented for a vote of the shareholders. However, with regard to the election of directors, for as long as the outstanding Class B Common Stock has more than 50% of the total outstanding voting power of all common stock, the holders of the Class A Common Stock, voting as a separate class, will elect the number of directors equal to at least 25% of the total Board of Directors and the holders of the Class B Common Stock, voting as a separate class, will elect the remaining directors. Thereafter, the holders of the Class A Common Stock (one vote per share) and Class B Common Stock (ten votes per share) will vote together as a single class for the election of directors. The holders of a majority of all outstanding shares of Class A Common Stock or Class B Common Stock, voting as separate classes, must also approve amendments to the Articles of Incorporation that adversely affect the shares of their class. Shares of Class A Common Stock and Class B Common Stock do not have cumulative voting rights.

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

NOTE 11. LEGAL MATTERS

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

The additional unallocated site remediation costs are currently estimated to be approximately $3 million and Avalon's total accrued liability relating to the remediation of this portion of the site on an undiscounted basis is estimated to be $120,000, which amount is included in the Consolidated Balance Sheets under the caption "Other noncurrent liabilities." The measurement of environmental liabilities is inherently difficult and the possibility remains that technological, regulatory or enforcement developments, the results of environmental studies or other factors could materially alter Avalon's expectations at any time. The extent of any ultimate liability of any of Avalon's subsidiaries with respect to these additional costs is unknown.

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

NOTE 12. LEASE COMMITMENTS

Avalon leases certain office facilities, vehicles, machinery and equipment. Future commitments under long-term, noncancellable operating leases at December 31, 2002 are as follows (in thousands):

YEAR ENDING DECEMBER 31,
-------------------------

2003 ......................................$ 2,944

2004 ......................................  2,264

2005 ......................................  1,852

2006 ......................................  1,191

2007 ......................................    342

After 2007.................................     --
                                           -------

                                           $ 8,593
                                           =======

Rental expense included in the Consolidated Statements of Operations amounted to $4,719,000 in 2002, $4,877,000 in 2001, and $4,616,000 in 2000. Avalon's
transportation operations rent additional transportation equipment on a short-term basis in order to meet its hauling obligations.

NOTE 13. BUSINESS SEGMENT INFORMATION

In applying Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information," Avalon considered its operating and management structure and the types of information subject to regular review by its "chief operating decision maker." On this basis, Avalon's reportable segments include transportation services, technical environmental services, waste disposal brokerage and management services, and golf and related operations. Avalon accounts for intersegment net operating revenues as if the transactions were to third parties. The segment disclosures are presented on this basis for all years presented.

Avalon's primary business segment provides transportation services that include transportation of hazardous and non-hazardous waste, transportation of general and bulk commodities and transportation brokerage and management services. The technical environmental services segment provides environmental consulting, engineering, site assessments, remediation services and operates and manages a captive landfill for an industrial customer. The waste disposal brokerage and management services segment provides hazardous and nonhazardous disposal brokerage and management services. The golf and related operations segment includes the operations of a golf course and travel agency. Avalon does not have significant operations located outside the United States and, accordingly, geographical segment information is not presented.

In 2002, one customer accounted for approximately 21% of the transportation services segments net operating revenues to external customers and approximately 10% of Avalon's consolidated net operating revenues. In 2001 and 2000, no customer accounted for 10% or more of Avalon's consolidated net operating revenues.

The accounting policies of the segments are consistent with those described for the consolidated financial statements in the summary of significant accounting policies (see Note 2). Avalon measures segment profit for internal reporting purposes as income (loss) from continuing operations before taxes. Business segment information including the reconciliation of segment income to consolidated income (loss) from continuing operations before taxes is as follows (in thousands)

                                           2002       2001       2000
                                       ------------------------------
NET OPERATING REVENUES FROM:
Transportation services:
   External customers revenues ......  $ 32,100   $ 31,570   $ 39,809
   Intersegment revenues.............     4,079      5,088      6,519
                                       ------------------------------
   Total transportation services ....    36,179     36,658     46,328
                                       ------------------------------

Technical environmental services:
   External customers revenues ......    12,326     18,951     23,262
   Intersegment revenues.............         1          5         29
                                       ------------------------------
   Total technical environmental
    services.........................    12,327     18,956     23,291
                                       ------------------------------

Waste disposal brokerage and
 management services:
   External customers revenues.......    20,335     22,282     16,650
   Intersegment revenues.............       422        689      5,331
                                       ------------------------------
   Total waste disposal brokerage
    and management services..........    20,757     22,971     21,981
                                       ------------------------------

Golf and related operations:
   External customer revenues........     1,829      1,067        516
   Intersegment revenues.............        88        140        228
                                       ------------------------------
   Total golf and related
    operations.......................     1,917      1,207        744
                                       ------------------------------

Other businesses:
   External customers revenues.......        --         --         83
   Intersegment revenues.............        --         --         --
                                       ------------------------------
   Total other businesses............        --         --         83
                                       ------------------------------

Segment operating revenues...........    71,180     79,792     92,427
Intersegment eliminations...........     (4,590)    (5,922)   (12,107)
                                       ------------------------------

Total net operating revenues.........  $ 66,590   $ 73,870   $ 80,320
                                       ==============================

INCOME (LOSS) FROM CONTINUING
 OPERATIONS BEFORE TAXES:
   Transportation services...........  $ (2,233)  $   (234)  $  1,057
   Technical environmental
    services.........................        65       (562)    (1,287)
   Waste disposal brokerage and
    management services..............       644      1,094      1,104
   Golf and related operations             (303)      (877)    (1,062)
   Other businesses..................        --         10       (192)
                                       --------   --------   --------
   Segment income (loss)
    before taxes.....................    (1,827)      (569)      (380)
   Corporate interest income.........       209        398        755
   Corporate other income, net.......       109          7        298
   General corporate expenses........    (3,222)    (3,088)    (3,096)
                                       ------------------------------

   Income (loss) from continuing
    operations before taxes..........  $ (4,731)  $ (3,252)  $ (2,423)
                                       ==============================

DEPRECIATION AND AMORTIZATION:

  Transportation services............  $  1,283   $  1,519   $ 1,622
   Technical environmental
     services........................       476        597        796
   Waste disposal brokerage and
     management services.............        28         23          9
   Golf and related operations.......       474        407        253
   Other businesses..................        --         --         32
   Corporate.........................       297        214        208
                                       ------------------------------
        Total........................  $  2,558   $  2,760   $  2,920
                                       ==============================

INTEREST INCOME:
   Transportation services...........  $     19   $     59   $     58
   Technical environmental
     services........................        10         31         23
   Waste disposal brokerage
     and management services.........        14         39         33
   Golf and related operations .....          2          6          6
   Other businesses.................         --         --         --
   Corporate........................        209        398        755
                                       ------------------------------
        Total........................  $    254   $    533   $    875
                                       ==============================

OTHER SIGNIFICANT NONCASH ITEMS:
  Write-down of assets:
  Technical environmental
        services.....................  $     --   $     --   $    747
  Other businesses...................        --         --         49
                                       ------------------------------
        Total........................  $     --   $     --   $    796
                                       ==============================

  Write-down of costs in excess of
   fair market value of net assets of
   acquired businesses:
     Technical environmental
       services......................  $     --   $     --   $  1,093
                                       ------------------------------
          Total......................  $     --   $     --   $  1,093
                                       ==============================

CAPITAL EXPENDITURES:
   Transportation services.            $    759   $    500   $  2,295
   Technical environmental
      services.......................        38         95        518
   Waste disposal brokerage and
      management services.. .........        42         16        104
   Golf and related operations ......     2,433        513      4,644
   Other businesses..................        --         --         --
   Corporate.........................        13        336         70
                                       ------------------------------
       Total.........................  $  3,285   $  1,460   $  7,631
                                       ==============================

IDENTIFIABLE ASSETS AT DECEMBER 31:
   Transportation services...........  $ 10,735   $ 13,349   $ 14,365
   Technical environmental
      services.......................     8,969     10,098     11,546
   Waste disposal brokerage and
      management services..               4,462      5,143      4,027
   Golf and related operations.......    14,376     12,292     12,238
   Other businesses..................        72         66         67
   Corporate.........................    28,239     31,080     30,925
   Discontinued operations...........        --      1,552      2,696
                                       ------------------------------
       Sub Total.....................    66,853     73,580     75,864
   Elimination of intersegment
      receivables ...................   (15,207)   (13,613)   (13,554)
                                       ------------------------------
        Total........................  $ 51,646   $ 59,967   $ 62,310
                                       ==============================

Avalon Holdings Corporation and Subsidiaries

NOTE 14. RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

In May 2002, SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" was issued. SFAS 145, which is effective for financial statements issued on or after May 15, 2002, rescinds the automatic treatment of gains and losses from extinguishments of debt as extraordinary unless they meet the criteria for extraordinary items as outlined in Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS 145 also requires sale-leaseback accounting for certain lease modifications that have economic effects similar to a sale-leaseback transaction and makes various corrections to existing pronouncements. The adoption of SFAS 145 did not have an effect on Avalon's financial position or results of operations.

In July 2002, SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" was issued. SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. Avalon has not yet adopted SFAS 146 nor determined the effect of the adoption of SFAS 146 will have on its financial position or results of operations.

In October 2002, SFAS No. 147, "Acquisitions of Certain Financial Institutions:
An amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9", was issued. This statement is effective for acquisitions of financial institutions on or after October 1, 2002 and had no impact on Avalon's financial position or results of operations.

In December 2002, SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, and amendment of FASB Statement No. 123", was issued. SFAS 148 prescribes amendments to the disclosure and transition provisions of SFAS 123, "Accounting for Stock-Based Compensation", and is effective for fiscal years ending after December 15, 2002. As of December 31, 2002, no options have been granted under Avalon's 1998 Long-Term Incentive Plan, and therefore, the adoption of SFAS 148 had no impact on Avalon's financial position or result of operations.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46) to provide guidance on when an investor should consolidate another entity from which they receive benefits or are exposed to risks when those other entities are not controlled based on traditional voting interests or they are thinly capitalized. The provisions of FIN 46 are effective beginning July 1, 2003. Although management is still reviewing the provisions of FIN 46, its preliminary assessment is that this interpretation will not have a material impact on Avalon's financial position or results of operations.

Avalon Holdings Corporation and Subsidiaries

NOTE 15. QUARTERLY FINANCIAL DATA (UNAUDITED)

Selected quarterly financial data for each quarter in 2002 and 2001 is as follows:

                                                               YEAR ENDED DECEMBER 31, 2002*
                                             -----------------------------------------------------------
                                               FIRST       SECOND        THIRD       FOURTH
                                              QUARTER      QUARTER      QUARTER     QUARTER      TOTAL
                                             -----------------------------------------------------------
Net operating revenues....................   $   15,721   $  16,248   $   19,116   $  15,505   $  66,590
Operating loss from continuing operations.       (1,413)       (741)      (1,730)     (1,522)     (5,406)
Loss from continuing operations...........       (1,304)       (465)      (1,573)     (1,552)     (4,894)
Income (loss) from discontinued operations         (327)       (370)         (63)       (184)       (944)
Net loss..................................       (1,631)       (835)      (1,636)     (1,736)     (5,838)
Basic net loss per share
 from continuing operations...............         (.35)       (.12)       (. 41)       (.41)      (1.29)
Basic net loss per share from
 discontinued operations..................         (.08)       (.10)       (. 02)       (.05)       (.25)
Basic net loss per share..................   $     (.43)  $    (.22)   $   (. 43)  $    (.46)  $   (1.54)
                                             -----------------------------------------------------------

                                                               YEAR ENDED DECEMBER 31, 2001*
                                             -----------------------------------------------------------
                                               FIRST       SECOND        THIRD       FOURTH
                                              QUARTER      QUARTER      QUARTER     QUARTER      TOTAL
                                             -----------------------------------------------------------
Net operating revenues....................   $   16,012   $  16,666   $   21,414   $  19,778   $  73,870
Operating loss from continuing operations.         (787)       (482)         (83)     (2,388)     (3,740)
Income (loss) from continuing operations..         (341)       (194)         245      (1,833)     (2,123)
Loss from discontinued operations.........         (206)       (705)         (81)       (215)     (1,207)
Net income (loss).........................         (547)       (899)         164      (2,048)     (3,330)
Basic net income (loss) per share
 from continuing operations...............         (.09)       (.05)         .06        (.48)       (.56)
Basic net loss per share from
 discontinued operations..................         (.05)       (.19)        (.02)       (.06)       (.32)
Basic net income (loss) per share.........   $     (.14)  $    (.24)   $     .04   $    (.54)  $    (.88)
                                             -----------------------------------------------------------

* The information in the above quarterly financial data for the year ended December 31, 2001 and the first quarter of the year ended December 31, 2002 has been reclassified from the information previously reported in the Avalon's filings on Form 10-Q to reflect discontinued operations.

Avalon Holdings Corporation and Subsidiaries

INDEPENDENT AUDITORS' REPORT

The Shareholders and Board of Directors of Avalon Holdings Corporation

We have audited the accompanying consolidated balance sheets of Avalon Holdings Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Avalon Holdings Corporation and subsidiaries as of December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill for the adoption of SFAS No. 142.

Grant Thornton LLP

/s/ Grant Thornton LLP

Cleveland, Ohio
February 28, 2003

Avalon Holdings Corporation and Subsidiaries

DIGEST OF FINANCIAL DATA

                                                          (All amounts are in thousands, except per share data, percentages and number of employees)
                                                          -----------------------------------------------------------------
                                                                2002          2001       2000          1999          1998
                                                          -----------------------------------------------------------------
SELECTED STATEMENT OF OPERATIONS INFORMATION
Net operating revenues....................................$      66,590    $  73,870   $   80,320    $  77,017     $ 70,982
Operating income (loss) from continuing operations........       (5,406)      (3,740)      (3,815)         866       (1,071)
Interest expense..........................................           --           --           --            2           45
Income (loss) from continuing operations..................       (4,894)      (2,123)      (1,967)       1,162         (699)
Income (loss) from discontinued operations................         (944)      (1,207)        (466)          61           52
Net income (loss).........................................       (5,838)      (3,330)      (2,433)       1,223         (647)
Net income (loss) per share from continuing operations....       (1.29)         (.56)        (.52)         .30         (.18)
Net income (loss) per share from discontinued operations..         (.25)        (.32)        (.12)         .02          .01
Net income (loss) and pro forma net loss per share (*)....       (1.54)         (.88)        (.64)         .32         (.17)
Dividends per Class A share...............................           --           --           --           --           --
Dividends per Class B share...............................           --           --           --           --           --
Weighted average shares used to calculate net income and..
 pro forma net (loss) per share (*).......................        3,803        3,803        3,803        3,803        3,803

SELECTED CASH FLOW INFORMATION
Net cash provided by (used in)
 operating activities from continuing operations..........       (1,459)       3,758          130        1,630        1,377
Cash used for capital expenditures........................        3,285        1,460        7,631        5,626        1,814

SELECTED YEAR-END BALANCE SHEET INFORMATION
Cash and cash equivalents.................................        2,595        4,807       10,700       18,516       21,973
Current assets............................................       22,666       25,135       30,952       37,738       40,666
Current liabilities.......................................        8,881       10,748        9,223       10,769       11,693
Working capital...........................................       13,785       14,387       21,729       26,969       28,973
Properties less accumulated
 depreciation and amortization............................       28,303       27,493       29,147       25,418       22,569
Total assets..............................................       51,646       59,967       62,310       66,404       66,685
Current portion of long-term debt.........................           --           --           --           --           --
Long-term debt............................................           --           --           --           --           --
Deferred income tax liability (non-current)...............           --          701        1,239        1,354        1,209
Shareholders' equity......................................       42,634       48,398       51,728        54,161      52,938

OTHER INFORMATION
Working capital ratio.....................................        2.6:1        2.3:1        3.4:1        3.5:1        3.5:1
Quoted market price-Class A Shares:
   High...................................................         3.40         3.55       5 3/4       7 1/4        9 1/2
   Low....................................................         1.96         2.20       2 5/16      4 13/16      5 11/16
   Year-end...............................................         2.00         2.85       2 3/4       5            7 1/16
Number of employees at year-end...........................          346          422       450         470          441

(*) In accordance with Securities and Exchange Commission regulations, pro forma per share data has been presented only for 1998, the year in which the Spin-off occurred, and the preceding year. For purposes of determining the pro forma per share data, all of Avalon's common stock issued as a result of the Spin-off is deemed to have been outstanding since the beginning of 1998.

Avalon Holdings Corporation and Subsidiaries

COMPANY LOCATION DIRECTORY

CORPORATE OFFICE                 TRANSPORTATION OFFICES         TECHNICAL
                                                                ENVIRONMENTAL
                                                                SERVICES
AVALON HOLDINGS CORPORATION      DARTAMERICA, INC.
One American Way                 DART TRUCKING COMPANY, INC.
Warren, Ohio 44484-5555          DART SERVICES, INC.            EARTH SCIENCES
(330) 856-8800                   TRB NATIONAL SYSTEMS, INC.     CONSULTANTS, INC.
                                 One American Way               One Triangle Lane
WASTE DISPOSAL                   Warren, Ohio 44484-5555        Export, Pennsylvania  15632
BROKERAGE AND                    (330) 856-8430                 (724) 733-3000
MANAGEMENT SERVICES
                                 TRANSPORTATION
American Waste Management        TERMINALS                      AWS REMEDIATION, INC.
Services, Inc.                                                  One Triangle Lane
One American Way                 DART TRUCKING COMPANY, INC.    Export, Pennsylvania  15632
Warren, Ohio 44484-5555          61 Railroad Street             (724) 733-1009
(330) 856-8800                   Canfield, Ohio 44406
                                                                AMERICAN LANDFILL
GOLF AND RELATED                 DART TRUCKING COMPANY, INC.    MANAGEMENT, INC.
OPERATIONS                       200 Old Webster Road           One American Way
                                 Oxford, Massachusetts 01540    Warren, Ohio 44484-5555
AVALON LAKES GOLF, INC.                                         (330) 856-8800
One American Way                 DART TRUCKING COMPANY, INC.
Warren, Ohio 44484-5555          1807A Route 7                  AMERICAN CONSTRUCTION SUPPLY, INC.
(330) 856-8898                   Kenova, West Virginia 25530    One American Way
                                                                Warren, Ohio 44484-5555
AVALON TRAVEL, INC.              DART TRUCKING COMPANY, INC.    (330) 856-8800
One American Way                 11861 S. Cottage Grove Ave.
Warren, Ohio 44484-5555          Chicago, Illinois 60628
(330) 856-8400
                                 DART TRUCKING COMPANY, INC.
                                 11 Riverway Place
                                 Building 1
                                 Bedford, New Hampshire 03110

Avalon Holdings Corporation and Subsidiaries

DIRECTORS AND OFFICERS

DIRECTORS                                OFFICERS

RONALD E. KLINGLE                        TED WESOLOWSKI
Chairman of the Board                    Chief Executive Officer
   Executive Committee (Chairman)        and President
   Compensation Committee (Chairman)
                                         TIMOTHY C. COXSON
TED WESOLOWSKI                           Treasurer and Chief Financial Officer
Chief Executive Officer                  Chief Executive Officer of DartAmericA, Inc.
and President
   Executive Committee                   JEFFREY M. GRINSTEIN
   Compensation Committee                Secretary

SANFORD B. FERGUSON                      FRANCES R. KLINGLE
Partner, Kirkpatrick & Lockhart, LLP     Chief Administrative Officer
   Audit Committee (Chairman)
   Executive Committee                   KENNETH R. NICHOLS
   Option Plan Committee (Chairman)      Vice President, Taxes

ROBERT M. ARNONI                         FRANK LAMANNA
President, Arnoni Development            Controller
Company, Inc.
   Compensation Committee
   Audit Committee
   Option Plan Committee

STEPHEN L. GORDON
Partner, Beveridge & Diamond, P.C.
   Audit Committee
   Option Plan Committee

Avalon Holdings Corporation and Subsidiaries

SHAREHOLDER INFORMATION

ANNUAL MEETING OF SHAREHOLDERS

The annual meeting of shareholders will be held at the Grand Pavilion, One American Way, Warren, Ohio, on Wednesday, April 30, 2003, at 10:00 a.m.

COMMON STOCK INFORMATION

Avalon's Class A Common Stock is listed on the American Stock Exchange (symbol:
AWX). Quarterly stock information for 2002, 2001 and 2000 as reported by The Wall Street Journal is as follows:

2002:
QUARTER ENDED           HIGH        LOW        CLOSE
-------------------------------------------------------
March 31                3.40        2.75       2.90
June 30                 2.94        2.40       2.40
September 30            2.56        2.05       2.05
December 31             2.50        1.96       2.00

2001:
QUARTER ENDED            HIGH         LOW      CLOSE
-------------------------------------------------------
March 31                 3.55       2.75       3.17
June 30                  3.30       2.37       3.00
September 30             3.10       2.20       2.45
December 31              3.00       2.20       2.85

2000:
QUARTER ENDED            HIGH         LOW      CLOSE
-------------------------------------------------------
March 31                  53/4      4 5/8       4 3/4
June 30                   43/4      3 3/8       3 1/2
September 30              31/2      3           3 1/16
December 31               3 3/16    2 5/16      2 3/4

No dividends were paid during 2002.

There are 625 Class A and 12 Class B Common Stock shareholders of record as of the close of business March 4, 2003. The number of holders is based upon the actual holders registered on the records of Avalon's transfer agent and registrar and does not include holders of shares in "street names" or persons, partnerships, associations, corporations or other entities identified in security position listings maintained by depository trust companies.

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

28