Form 10-K, Exhibit 13
period 2003-12-31
AVALON HOLDINGS CORP
filed 2004-03-29
CIK 1061069

Exhibit 13.1

2003 Annual Report

Avalon Holdings Corporation

Financial Highlights

(in thousands, except for per share amounts)
For the year	2003	2002
Net operating revenues	$53,512	$56,028
Operating loss from continuing operations	(2,431)	(4,984)
Net loss	(3,644)	(5,838)
Net loss per share from continuing operations	(.50)	(1.21)
Net loss per share from discontinued operations	(.46)	(.33)
Net loss per share	(.96)	(1.54)

At year-end	2003	2002
Working capital	$7,345	$13,785
Total assets	49,054	51,646
Shareholders’ equity	38,920	42,634

The Company

Avalon Holdings Corporation provides transportation services and waste management services to industrial, commercial, municipal and governmental customers in selected northeastern and midwestern U.S. markets. Avalon Holdings Corporation also owns the Avalon Golf and Country Club, which operates two golf courses and related facilities.

Avalon Holdings Corporation and Subsidiaries

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion provides information which management believes is relevant to an assessment and understanding of the operations and financial condition of Avalon Holdings Corporation and its Subsidiaries (collectively “Avalon”). This discussion should be read in conjunction with the consolidated financial statements and accompanying notes.

Statements included in Management’s Discussion and Analysis of Financial Condition and Results of Operations which are not historical in nature are intended to be, and are hereby identified as, ‘forward looking statements.’ Avalon cautions readers that forward looking statements, including, without limitation, those relating to Avalon’s future business prospects, revenues, working capital, liquidity, capital needs, interest costs, and income, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward looking statements, due to risks and factors identified herein and from time to time in Avalon’s reports filed with the Securities and Exchange Commission.

Liquidity and Capital Resources

For the year 2003, Avalon utilized cash provided by operations to fund capital expenditures and meet operating needs.

Avalon’s capital expenditures in 2003 were $.3 million, which related principally to the purchase of transportation equipment. Avalon’s aggregate capital expenditures in 2004 are expected to be in the range of $.2 million to $.3 million, which will relate principally to the purchase of golf, transportation and computer equipment.

Avalon entered into a long-term agreement with Squaw Creek Country Club to lease and operate its golf course and related facilities. The lease, which commenced November 1, 2003, has an initial term of ten (10) years with four (4) consecutive ten (10) year renewal term options unilaterally exercisable by Avalon. Under the lease, Avalon is obligated to pay $15,000 in annual rent and make leasehold improvements of $150,000 per year. Amounts expended by Avalon for improvements during a given year in excess of $150,000 will be carried forward and applied to future obligations and classified as prepaid rent. Avalon has commenced construction of certain initial improvements to the Squaw Creek facility, which are anticipated to be completed during the second quarter of 2004 and are currently estimated to cost between $2.5 million and $3.5 million.

Working capital decreased to $7.3 million at December 31, 2003 compared with $13.8 million at December 31, 2002. The decrease is primarily the result of a reclassification of certain short-term investments to noncurrent investments. (See Note 3 to the Consolidated Financial Statements)

In 2003, Avalon recorded charges to the provision for losses on accounts receivable of $.7 million due to customers filing for protection from creditors under the provisions of Chapter 11 of the United Sates Bankruptcy Code. The inability to collect these accounts receivable, coupled with Avalon’s use of cash provided by operations to satisfy its obligations associated with these receivables, has negatively affected its liquidity.

The increase of $1.4 million in accounts payable at December 31, 2003 compared with December 31, 2002 is primarily the result of an increase in the amounts payable to vendors of the waste management services business and for payments due vendors for the renovation and construction of the Squaw Creek Country Club facilities.

The increase of $.7 million in other liabilities and accrued expenses is primarily the result of an increase in membership dues of the Avalon Golf and Country Club and the timing of the recognition of revenues associated with the membership dues. Although membership dues are collected throughout the calendar year, they are recognized as net operating revenues during the months of May through October, which generally represents the golf season.

From time to time, Avalon entered into contracts which required surety bonds or other financial instruments to assure performance under the terms thereof. Although Avalon has obtained such bonds or other financial instruments in the past, substantial changes in the bond market have limited Avalon’s ability to obtain surety bonds in the future. No assurance can be given that such bonds will be available in the future or, if available, that the premiums and/or any collateral requirements for such bonds will be reasonable. The inability of Avalon to obtain surety bonds may adversely impact its future financial performance and any significant collateral requirements may impact Avalon’s liquidity.

Off-Balance Sheet Arrangements, Contractual Obligations and Contingent Liabilities and Commitments

Contractual Obligations.

The following table summarizes Avalon’s significant off-balance sheet contractual obligations at December 31, 2003, and the effect such obligations are expected to have on Avalon’s liquidity and cash flows in future periods.

	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Operating lease obligations	$8,350,000	$2,697,000	$3,898,000	$930,000	$825,000

The operating lease obligations are primarily for power units of the transportation operations and the lease obligations associated with the Squaw Creek Country Club. The lease for the Squaw Creek Country Club facility has an initial term of ten (10) years with four (4) consecutive ten (10) year renewal term options unilaterally exercisable by Avalon. Under the lease, Avalon is obligated to pay $15,000 in annual rent and make leasehold improvements of $150,000 per year. Amounts expended by Avalon for improvements during a given year in excess of $150,000 will be carried forward and applied to future obligations. If Avalon would exercise all its options and lease the Squaw Creek Country Club facility for 50 years the operating lease obligation for the more than five years would be $7,397,000.

Management believes that anticipated cash provided from future operations, existing working capital, as well as Avalon’s ability to incur indebtedness, will be for the foreseeable future, sufficient to meet operating requirements and fund capital expenditure programs. Avalon does not currently have a credit facility.

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

Results of Operations

Avalon’s primary business segment provides transportation services, which include transportation of hazardous and nonhazardous waste, transportation of general and bulk commodities, and transportation brokerage and management services. The waste management services segment provides hazardous and nonhazardous waste brokerage and management services and captive landfill management services. The golf and related operations segment includes the operation of two golf courses and related facilities and a travel agency.

Recognizing that the continuing losses of the environmental remediation business and the engineering and consulting business would adversely impact Avalon’s future financial performances, in the fourth quarter of 2003, management determined that it was in Avalon’s best interest to sell or discontinue the operation of its environmental remediation business and discontinue its engineering and consulting business. As a result, Avalon has eliminated the technical environmental services segment. Avalon’s captive landfill management services, which was formerly included in the technical environmental services segment, has been combined with the waste disposal brokerage and management services segment to form the waste management services segment. All current and prior year segment information and Management’s Discussion and Analysis of Financial Condition and Results of Operations have been restated to reflect this change.

Performance in 2003 compared with 2002

Overall Performance.

Net operating revenues decreased to $53.5 million in 2003 compared with $56.0 million in 2002. The decrease is primarily the result of a decrease in the net operating revenues of the transportation services segment partially offset by an increase in the net operating revenues of the golf and related operations segment. Cost of operations as a percentage of net operating revenues decreased to 89.2% in 2003 compared with 90.6% in 2002 primarily as a result of improved operating margins of the waste management services and golf and related operations segments. Consolidated selling, general and administrative expenses decreased in 2003 compared with 2002 primarily as a result of a significant decrease in the provision for losses on accounts receivable. In 2003, Avalon recorded charges to the provision for losses on accounts receivable of $.7 million compared with $2.7 million in 2002. Avalon incurred a loss from continuing operations of $1.9 million in 2003 compared with a loss from continuing operations of $4.6 million in 2002.

In the fourth quarter of 2003 management determined that it was in Avalon’s best interest to sell or discontinue the operation of its environmental remediation business and to discontinue its engineering and consulting business. Previously, in 2002, Avalon sold all of the operating assets of its analytical laboratory business. Accordingly, the results of the remediation business, the engineering and consulting business and the laboratory business are reported as discontinued operations. Concurrent with the decision to discontinue the engineering and consulting business, Avalon decided to sell the building associated with the technical environmental services operations. Accordingly, in the fourth quarter of 2003, the building was classified as held-for-sale and, based upon a quoted estimated market price, Avalon recorded a charge of $1.6 million for the write-down of the building which is included in discontinued operations in 2003. The loss from discontinued operations was $1.7 million in 2003 compared with $1.3 million in 2002.

Segment Performance. Segment performance should be read in conjunction with Note 13 to the Consolidated Financial Statements.

Net operating revenues of the transportation services segment decreased to $31.9 million in 2003 compared with $36.2 million in 2002. The decrease in net operating revenues is primarily attributable to a significant decrease in the level of business of the transportation brokerage operations and a decrease in the transportation of municipal solid waste, partially offset by an increase in the transportation of general commodities, hazardous and industrial waste. The decrease in net operating revenues of the transportation brokerage operations was primarily due to providing a significant amount of transportation brokerage services for a single customer on a one-time basis during the first nine months of 2002. The increase in net operating revenues relating to the transportation of general commodities is primarily the result of a significant increase in the number of owner operators contracted to haul general commodities. The increase in net operating revenues relating to the transportation of hazardous waste was primarily the result of an increase in the volume of hazardous waste transported for a single customer. The transportation services segment incurred a loss before taxes of $.1 million in 2003 compared with a loss before taxes of $2.2 million in 2002. In the third quarter of 2002, the transportation services segment recorded a charge to the provision for losses on accounts receivable of $1.9 million as a result of one customer’s operational and financial decline.

Net operating revenues of the waste management services segment decreased to $22.3 million in 2003 compared with $22.5 million in 2002. The decrease in net operating revenues is primarily the result of a decrease in the level of services provided by the waste brokerage and management business partially offset by an increase in the services provided by the captive landfill management operation. Income before taxes was $1.5 million in 2003 compared with $1.1 million in 2002. The increase was primarily the result of higher gross margins of the waste brokerage and management business and to a lesser extent the improved operating results of the captive landfill management operations as a result of the increased net operating revenues.

Net operating revenues of the golf and related operations segment increased to $2.7 million in 2003 compared with $1.9 million in 2002. The golf course owned by Avalon, which is located in Warren, Ohio, was closed during the first three months of 2003 and 2002 due to seasonality. The golf and related operations segment recorded income before taxes of $.1 million in 2003 compared with a loss before taxes of $.3 million in 2002. The increase in net operating revenues and income before taxes is primarily attributed to a significant increase in the number of members of the Avalon Golf and Country Club in 2003 compared with the prior year, which in turn has significantly increased the number of rounds of golf played and increased food and beverage sales. The financial performance of the golf and related operations segment was negatively impacted by adverse weather conditions during the second and third quarters of 2003. Although the golf courses will continue to be available to the general public, the primary source of revenues will be derived from membership dues.

Avalon did not acquire rights to the Squaw Creek Country Club facility until November 2003. As such, net operating revenues and results of operations relating to such facility were not material in 2003.

Interest Income

Interest income was $.2 million in both 2003 and 2002.

General Corporate Expenses

General corporate expenses increased to $3.6 million in 2003 compared with $3.2 million in 2002, primarily as a result of increased employee costs.

Net Loss

Avalon incurred a net loss of $3.6 million in 2003 compared with a net loss of $5.8 million in 2002. Although Avalon incurred a net loss in 2003 and 2002, Avalon recorded only a small net tax benefit in 2003 and a small tax provision in 2002. This was primarily the result of Avalon recording a valuation allowance to reduce the deferred tax assets because Avalon believes it is more likely than not that the deferred tax assets will not be realized.

Performance in 2002 compared with 2001

Overall Performance. Avalon’s net operating revenues decreased to $56 million in 2002 compared with $56.7 million in 2001. The decrease is primarily attributed to a decrease in the net operating revenues of the waste management services segment partially due to a slow economy. Costs of operations as a percentage of net operating revenues remained relatively flat in 2002 compared to 2001. Consolidated selling and general administrative expenses increased to $10.2 million in 2002 compared with $8.1 million in 2001, primarily as a result of increased charges to the provision for losses on accounts receivable. Avalon recorded charges of $2.7 million in 2002 to the provision for losses on accounts receivables compared with $.2 million in 2001. Avalon incurred a loss from continuing operations of $4.6 million in 2002 compared with $1.5 million in 2001. During 2002, Avalon sold all the operating assets of its analytical laboratory business and accordingly, the results of Avalon’s laboratory business including the loss on the disposal of its assets are reported as discontinued operations. The loss from discontinued operations was $1.3 million in 2002 compared with $1.8 million in 2001.

Segment Performance. Segment performance should be read in conjunction with Note 13 to the Consolidated Financial Statements.

Net operating revenues of the transportation services segment decreased to $36.2 million in 2002 compared with $36.7 million in 2001. The decrease is primarily a result of a decrease in the transportation of hazardous waste partially offset by an increase in the net operating revenues of the transportation brokerage operations and an increase in the transportation of municipal solid waste. The decrease in the net operating revenues for the transportation of hazardous waste was primarily due to a decline in the volume of hazardous waste transported for one customer. The increase in net operating revenues of the transportation brokerage operations is primarily a result of increased business with a single customer, while the increase in net operating revenues for the transportation of municipal solid waste is primarily a result of higher volumes and increased pricing. The transportation services segment incurred a loss before taxes of $2.2 million in 2002 compared with a loss before taxes of $.2 million in 2001. The increased loss before taxes is primarily the result of higher insurance costs and a charge of $1.9 million to the provision for losses on accounts receivable resulting from the financial and operational decline of one significant customer. The decrease in the level of transportation services provided resulted in the under-utilization of many leased power units, thereby increasing costs as a percentage of net operating revenues.

Net operating revenues of the waste management services segment decreased to $22.5 million in 2002 compared with $24.8 million in 2001. The net operating revenues in 2001 included $2.4 million relating to a single one-time project. Income before taxes was $1.1 million in 2002 compared with $1.6 million in 2001. The decrease in income before taxes is primarily due to a $.4 million charge to the provision for losses on accounts receivable in the fourth quarter of 2002 and decreased net operating revenues partially offset by increased margins. During 2002, the net operating revenues and income before taxes of the captive landfill management business decreased slightly from the prior year period.

Avalon’s golf and related operations segment consisted of a golf course, restaurant and travel agency. Net operating revenues for the golf and related operations segment increased to $1.9 million in 2002 compared with $1.2 million in 2001. The increase in net operating revenues is primarily the result of increased memberships in the Avalon Lakes Golf Club, which has resulted in additional membership dues, greens fees, cart rental revenues and food and beverage sales, partially offset by a decrease in net operating revenues associated with the travel agency. The golf and related operations segment incurred a loss before taxes of $.3 million in 2002 compared with a loss before taxes of $.9 million in the prior year. The decrease in the loss before taxes was primarily as a result of increased membership of the Avalon Lakes Golf Club and an increase in the number of rounds of golf played.

Interest Income

Interest income decreased to $.2 million in 2002 compared with $.5 million in 2001, primarily due to a decline in the average amount of cash and cash equivalents and investments during 2002 compared with the prior year as a result of the utilization of cash and investments to fund capital expenditures. Investment rates also decreased slightly in 2002 compared with 2001.

General Corporate Expenses

General corporate expenses decreased slightly in 2002 compared with 2001.

Net Loss

Avalon incurred a net loss of $5.8 million in 2002 compared with a net loss of $3.3 million in 2001. Although Avalon incurred a net loss in 2002, Avalon recorded a net tax provision of $.2 million as a result of an increase in the valuation allowance for deferred tax assets. Avalon recorded a valuation allowance because Avalon believes it is more likely than not that the deferred tax assets will not be realized. Avalon’s overall effective tax rate, including the effect of state income tax provisions, was 35.2% in 2001. The effective tax rate for 2001 is different than the federal statutory rates due to state income taxes, the nondeductibility for tax purposes of the amortization and write-down of costs in excess of fair market value of net assets of acquired businesses, and other nondeductible expenses.

Trends and Uncertainties

In the ordinary course of conducting its business, Avalon becomes involved in lawsuits, administrative proceedings and governmental investigations, including those relating to environmental matters. Some of these proceedings may result in fines, penalties or judgments being assessed against Avalon that, from time to time, may have an impact on its business and financial condition. Although the outcome of such lawsuits or other proceedings cannot be predicted with certainty, management assesses the probability of loss and accrues a liability as appropriate. Avalon does not believe that any uninsured ultimate liabilities, fines or penalties resulting from such pending proceedings, individually or in the aggregate, will have a material adverse effect on it.

The federal government and numerous state and local governmental bodies are continuing to consider legislation or regulations to either restrict or impede the disposal and/or transportation of waste. A significant portion of Avalon’s transportation and waste disposal brokerage and management revenues is derived from the disposal or transportation of out-of-state waste. Any law or regulation restricting or impeding the transportation of waste or the acceptance of out-of-state waste for disposal could have a significant negative effect on Avalon.

As is the case with any transportation company, an increase in fuel prices will subject Avalon’s transportation operations to increased operating expenses, which, in light of competitive market conditions, Avalon may not be able to pass on to its customers.

Increased regulation of the transportation industry relating to driver hours of service and hazardous materials security have and will continue to increase Avalon’s operating expenses, which in light of competitive market conditions, Avalon may not be able to pass on to its customers.

Avalon’s transportation operations utilize power units that are subject to long-term leases. Historically, the level of transportation services provided has resulted in the under-utilization of many of these power units. Although Avalon has taken steps to reduce the number of power units subject to long-term leases, the under-utilization of leased power units will adversely impact the future financial performance of the transportation operations.

As is the case with any transportation company, Avalon’s transportation operations are significantly dependent upon its ability to attract and retain qualified drivers and independent contractors. Failure to do so will adversely impact the future financial performance of the transportation operations.

Avalon is currently evaluating the business and prospects of its transportation operations in light of its financial performance over the past few years. Such evaluation includes an examination of each type of transportation service provided and measures needed to increase the profitability of these services, as well as the consideration of other strategic alternatives including, without limitation, the discontinuation of certain operations. Continuing operating losses incurred by the transportation business will adversely impact the future financial performance of Avalon.

In connection with the transportation of municipal solid waste, Avalon’s transportation operations provide loading services at several municipal solid waste transfer stations. Because of the fixed costs associated with loading, the profitability of such operations is dependent upon the volume of waste delivered to each transfer station. The volume of waste delivered to each transfer station is not within Avalon’s control and has been less than anticipated. During the second quarter of 2004, Avalon intends to cease transportation operations at the three Massachusetts’ municipal solid waste transfer stations being serviced by Avalon.

Insurance costs, particularly within the transportation industry, have risen dramatically over the past year. The increase in Avalon’s insurance premiums relating to its transportation operations has increased Avalon’s operating expenses, which, in light of competitive market conditions, Avalon has not been able to fully pass on to its customers.

From time to time, Avalon entered into contracts which required surety bonds or other financial instruments to assure performance under the terms thereof. Although Avalon has obtained such bonds or other financial instruments in the past, substantial changes in the bond market have significantly limited Avalon’s ability to obtain surety bonds. No assurance can be given that such bonds will be available in the future or, if available, that the premiums and/or any collateral requirements for such bonds will be reasonable. The inability of Avalon to obtain surety bonds may adversely impact its future financial performance.

Competitive and economic pressures continue to impact the financial performance of Avalon’s transportation services and waste management services. Some of Avalon’s competitors periodically reduce their pricing to gain or retain business, especially during difficult economic times, which may limit Avalon’s ability to maintain rates. A decline in the rates which customers are willing to pay could adversely impact the future financial performance of Avalon.

Avalon’s waste brokerage and management operations obtain and retain customers by providing services and identifying cost-efficient disposal options unique to a customer’s needs. Consolidation within the solid waste industry has resulted in reducing the number of disposal options available to waste generators and has caused disposal pricing to increase. Avalon does not believe that industry pricing changes alone will have a material effect upon its waste brokerage and management operations. However, consolidation has had the effect of reducing the number of competitors offering disposal alternatives that may adversely impact the future financial performance of Avalon’s waste brokerage and management operations.

Avalon’s captive landfill management business is dependent upon a single customer as its sole source of revenue.

A significant portion of Avalon’s business is not subject to long-term contracts. In light of current economic, regulatory and competitive conditions, there can be no assurance that Avalon’s current customers will continue to transact business with Avalon at historical levels. Failure by Avalon to retain its current customers or to replace lost business could adversely impact the future financial performance of Avalon.

Current economic challenges throughout the industries served by Avalon have resulted in a reduction of revenues coupled with an increase in payment defaults by customers. While Avalon continuously endeavors to limit customer credit risks, customer-specific financial downturns are not controllable by management. Significant customer payment defaults in the future could continue to have a material adverse impact upon Avalon’s future financial performance.

As a result of the acquisition of rights to the Squaw Creek Country Club facilities, the Avalon Lakes Golf Club has become the Avalon Golf and Country Club. In addition to a second championship golf course, the Squaw Creek facility includes a swimming pool, tennis courts and a clubhouse that provides dining and banquet facilities. The Avalon Golf and Country Club competes with many public courses and country clubs in the area. Although the golf courses will continue to be available to the general public, the primary source of revenues will be derived from members of the Avalon Golf and Country Club. Avalon believes that the combination of the Squaw Creek and Avalon Lakes facilities will result in a significant increase in the number of members of the Avalon Golf and Country Club. Such increased membership, if attained, will result in increased net operating revenues; however, there can be no assurance as to when such increased membership will be attained. Failure by Avalon to attain increased membership could adversely affect the future financial performance of Avalon.

Avalon’s golf courses are located in Warren, Ohio and Vienna, Ohio and are significantly dependent upon weather conditions during the golf season. Additionally, all of Avalon’s other operations are somewhat seasonal in nature since a significant portion of those operations are primarily conducted in selected northeastern and midwestern states. As a result, Avalon’s financial performance is adversely affected by winter weather conditions.

Avalon believes that the current depressed state of the golf market may result in attractive golf course properties becoming available under favorable terms. In addition to the Squaw Creek transaction previously described, it is possible that Avalon will further expand its involvement in the golf business in the future.

Management is currently evaluating Avalon’s strategic direction for the future. While there are no specific transactions under negotiation or pending at this time, Avalon does not necessarily intend to limit itself in the future to lines of business which it has historically conducted.

Recognizing that the continuing losses of the environmental remediation business and the engineering and consulting business would adversely impact Avalon’s future financial performances, in the fourth quarter of 2003, management determined that it was in Avalon’s best interest to sell or discontinue the operation of its environmental remediation business and discontinue its engineering and consulting business. In January 2004, Avalon sold all of the fixed assets of the remediation services business and discontinued the operation of its engineering and consulting services business.

Market Risk

Avalon does not have significant exposure to changing interest rates. A 10% change in interest rates would have an immaterial effect on Avalon’s income before taxes for the next fiscal year. Avalon currently has no debt outstanding and invests primarily in U.S. Treasury notes, short-term money market funds and other short-term obligations. Avalon does not undertake any specific actions to cover its exposure to interest rate risk and Avalon is not a party to any interest rate risk management transactions.

Avalon does not purchase or hold any derivative financial instruments.

Inflation Impact

Avalon has not entered into any long-term fixed price contracts that could have a material adverse impact upon its financial performance in periods of inflation. In general, management believes that rising costs resulting from price inflation could be passed on to customers; however, Avalon may need to absorb all or a portion of these cost increases depending upon competitive conditions at the time. An increase in fuel prices may subject Avalon’s transportation operations to increased operating expenses, which Avalon, in light of competitive market conditions, may not be able to pass on to its customers.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with generally accepted accounting principles requires management to make judgments, assumptions, and estimates that affect reported amounts. Significant accounting policies used in the preparation of Avalon’s Consolidated Financial Statements are described in Note 2. Estimates are used when accounting for, among other things, the allowance for doubtful accounts, asset impairments, contingencies and administrative proceedings, environmental matters, and taxes.

Avalon’s allowance for doubtful accounts is based on management’s assessment of the collectibility of specific customers’ accounts and the aging of accounts receivable. Bankruptcy or economic challenges of a particular customer represent uncertainties that are not controllable by management. If management’s assessments change due to different assumptions or if actual collections differ from management’s estimates, future operating results could be impacted.

Certain events or changes in circumstances may indicate that the recoverability of the carrying value of long-lived assets should be assessed. Such events or changes may include a significant decrease in market value, a significant change in the business climate in a particular market, or a current-period operating or cash flow loss combined with historical losses or projected future losses. If an event occurs or changes in circumstances are present, Avalon estimates the future cash flows expected to result from the use of the applicable groups of long-lived assets and their eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying value, Avalon would recognize an impairment loss to the extent the carrying value of the groups of long-lived assets exceeds their fair value.

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

The ability to accurately predict future cash flows may impact the determination of fair value. Avalon’s assessments of cash flows represent management’s best estimate as of the time of the impairment review. Avalon estimates the future cash flows expected to result from the use and, if applicable, the eventual disposition of the assets. The key variables that management must estimate include, among other factors, sales, costs, inflation and capital spending. Significant management judgment is involved in estimating these variables, and they include inherent uncertainties. If different cash flows had been estimated in the current period, the value of the long-lived assets and/or goodwill could have been materially impacted. Furthermore, Avalon’s accounting estimates may change from period to period as conditions in markets change, and this could materially impact financial results in future periods.

When Avalon concludes that it is probable that an environmental liability has been incurred, a provision is made in Avalon’s financial statements for Avalon’s best estimate of the liability based on management’s judgment and experience, information available from regulatory agencies, and the number, financial resources and relative degree of responsibility of other potentially responsible parties who are jointly and severally liable for remediation of that site as well as the typical allocation of costs among such parties. If a range of possible outcomes is estimated and no amount within the range appears to be a better estimate than any other, then Avalon provides for the minimum amount within the range, in accordance with generally accepted accounting principles. The liability is recognized on an undiscounted basis. Avalon’s estimates are revised, as deemed necessary, as additional information becomes known. Such revisions may impact future operating results.

Avalon records a valuation allowance to reduce deferred tax assets when it is more likely than not that the deferred tax assets relating to certain federal and state loss carryforwards will not be realized.

Avalon Holdings Corporation and Subsidiaries

Consolidated Balance Sheets

(in thousands, except for share data)

	December 31,
	2003	2002
Assets
Current Assets:
Cash and cash equivalents	$4,656	$1,929
Short-term investments (Note 3)	—	5,965
Accounts receivable, less allowance for doubtful accounts of $2,758 in 2003 and $2,924 in 2002	7,803	9,187
Prepaid expenses	1,953	1,750
Other current assets	623	549
Current assets – discontinued operations (Note 4)	2,444	3,286

Total current assets	17,479	22,666
Noncurrent investments (Note 3)	6,009	—
Property and equipment, net (Note 5)	21,871	23,613
Costs in excess of fair market value of net assets of acquired businesses, net	538	538
Other assets, net	448	130
Noncurrent assets – discontinued operations (Note 4)	2,709	4,699

Total assets	$49,054	$51,646

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	$5,938	$4,542
Accrued payroll and other compensation	582	497
Accrued income taxes	242	236
Other accrued taxes	415	525
Other liabilities and accrued expenses (Note 7)	1,828	1,170
Current liabilities – discontinued operations (Note 4)	1,129	1,911

Total current liabilities	10,134	8,881
Other noncurrent liabilities	—	120
Noncurrent liabilities – discontinued operations (Note 4)	—	11
Contingencies and commitments (Notes 10 and 11)	—	—
Shareholders’ Equity (Note 9):
Class A Common Stock, $.01 par value, one vote per share; authorized 10,500,000 shares, issued 3,185,240 shares at December 31, 2003 and December 31, 2002	32	32
Class B Common Stock, $.01 par value, ten votes per share; authorized 1,000,000 shares; issued 618,091 shares at December 31, 2003 and December 31, 2002	6	6
Paid-in capital	58,096	58,096
Accumulated deficit	(19,218)	(15,574)
Accumulated other comprehensive income	4	74

Total shareholders’ equity	38,920	42,634

Total liabilities and shareholders’ equity	$49,054	$51,646

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Operations

(in thousands, except for per share amounts)

	Year Ended December 31,
	2003	2002	2001
Net operating revenues	$53,512	$56,028	$56,748
Costs and expenses:
Costs of operations	47,742	50,781	51,461
Selling, general and administrative expenses	8,201	10,231	8,085

Operating loss from continuing operations	(2,431)	(4,984)	(2,798)
Other income (expense):
Interest income	204	246	511
Other income (expense), net	302	344	(33)

Loss from continuing operations before income taxes	(1,925)	(4,394)	(2,320)
Provision (benefit) for income taxes (Note 6):
Current	(26)	21	(636)
Deferred	—	170	(181)

	(26)	191	(817)
Loss from continuing operations	(1,899)	(4,585)	(1,503)
Discontinued operations (Note 4):
Loss from discontinued operations before income taxes[1]	(1,745)	(905)	(2,615)
Provision (benefit) for income taxes	—	348	(788)

Loss from discontinued operations	(1,745)	(1,253)	(1,827)

Net loss	$(3,644)	$(5,838)	$(3,330)

Net loss per share from continuing operations	$(.50)	$(1.21)	$(.40)

Net loss per share from discontinued operations	$(.46)	$(.33)	$(.48)

Net loss per share (Note 2)	$(.96)	$(1.54)	$(.88)

Weighted average shares outstanding (Note 2)	3,803	3,803	3,803

[1]	Includes loss on write-down of building of $1,634 in 2003 and loss on disposal of $104 in 2002.

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2003	2002	2001
Operating activities:
Loss from continuing operations	$(1,899)	$(4,585)	$(1,503)
Reconciliation of loss from continuing operations to cash provided by operating activities:
Depreciation	2,012	2,040	2,176
Amortization	1	1	45
Amortization of investments	57	106	11
Provision (benefit) for deferred income taxes	—	170	(181)
Provision for losses on accounts receivable	670	2,704	179
(Gain) loss from disposal of property and equipment	(87)	(66)	45
Sales of trading investments	—	—	734
Gain on sale of investments	—	(2)	—
Change in operating assets and liabilities:
Accounts receivable	714	(605)	(1,126)
Refundable income taxes	—	—	327
Prepaid expenses	(203)	(257)	(7)
Other current assets	(74)	20	(5)
Other assets	(319)	—	10
Accounts payable	1,396	(496)	816
Accrued payroll and other compensation	85	(34)	(98)
Accrued income taxes	6	20	(380)
Other accrued taxes	(110)	101	138
Other liabilities and accrued expenses	658	81	46
Other noncurrent liabilities	(120)	—	—

Net cash provided by (used in) operating activities from continuing operations	2,787	(802)	1,227
Net cash provided by operating activities from discontinued operations	291	55	1,309

Net cash provided by (used in) operating activities	3,078	(747)	2,536

Investing activities:
Purchases of held-to-maturity investments	—	—	(7,907)
Purchases of available-for-sale investments	(6,009)	—	(32)
Maturities/sales of available-for-sale investments	5,838	1,900	57
Capital expenditures	(310)	(3,247)	(1,375)
Proceeds from disposal of property and equipment	127	87	312

Net cash used in investing activities from continuing operations	(354)	(1,260)	(8,945)
Net cash provided by (used in) investing activities from discontinued operations	3	454	(140)

Net cash used in investing activities	(351)	(806)	(9,085)

Increase (decrease) in cash and cash equivalents	2,727	(1,553)	(6,549)
Cash and cash equivalents at beginning of year	1,929	3,482	10,031

Cash and cash equivalents at end of year	$4,656	$1,929	$3,482

For supplemental disclosures of cash flow information, see Note 6.

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Shareholders’ Equity

(in thousands)

	For The Three Years Ended December 31, 2003
	Shares		Common Stock		Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
	Class A	Class B	Class A	Class B
Balance at December 31, 2000	3,185	618	$32	$6	$58,096	$(6,406)	$—	$51,728
Net loss	—	—	—	—	—	(3,330)	—	(3,330)

Balance at December 31, 2001	3,185	618	32	6	58,096	(9,736)	—	48,398
Net loss	—	—	—	—	—	(5,838)	—	(5,838)
Changes in unrealized gain on investments	—	—	—	—	—	—	74	74

Balance at December 31, 2002	3,185	618	32	6	58,096	(15,574)	74	42,634
Net loss	—	—	—	—	—	(3,644)	—	(3,644)
Changes in unrealized loss on investments	—	—	—	—	—	—	(70)	(70)

Balance at December 31, 2003	3,185	618	$32	$6	$58,096	$(19,218)	$4	$38,920

Consolidated Statements of Comprehensive Income (Loss)

(in thousands)

	Year Ended December 31,
	2003	2002	2001
Net loss	$(3,644)	$(5,838)	$(3,330)
Changes in unrealized (loss) gain on investments	(70)	74	—

Comprehensive income (loss)	$(3,714)	$(5,764)	$(3,330)

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 1. Description of the Business

Avalon Holdings Corporation (“Avalon”) was formed on April 30, 1998 as a subsidiary of American Waste Services, Inc. (“AWS”). Pursuant to the terms of a Contribution and Distribution Agreement dated as of May 7, 1998 between Avalon and AWS, AWS contributed to Avalon its transportation operations, technical environmental services operations, waste disposal brokerage and management operations, and golf course and related operations together with certain other assets including the headquarters of AWS and certain accounts receivable. In connection with the contribution, Avalon also assumed certain liabilities of AWS. On June 17, 1998 AWS distributed, as a special dividend, all of the outstanding shares of capital stock of Avalon to the holders of AWS common stock on a pro rata and corresponding basis (the “Spin-off”).

In 2002, Avalon sold all of the fixed assets of its analytical laboratory business and in January 2004, Avalon sold all of the fixed assets of the remediation services business and discontinued the operation of the engineering and consulting services business. As such, the technical environmental services segment has been eliminated. The management of a captive landfill which was previously included in the technical environmental services segment has been combined with the waste disposal brokerage and management services segment to form the waste management services segment.

Avalon provides transportation services and waste management services to industrial, commercial, municipal and governmental customers primarily in selected northeastern and midwestern U.S. markets. Avalon also owns the Avalon Golf and Country Club, which operates two golf courses and related facilities.

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

Actual results could differ from those estimates. Certain prior year amounts have been reclassified to be consistent with the 2003 presentations.

Principles of consolidation

The consolidated financial statements include the accounts of Avalon and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and cash equivalents

Cash and cash equivalents include money market instruments and other highly liquid short-term investments that are stated at cost which approximates market value. Such investments, which mature in three months or less from date of purchase, are considered to be cash equivalents for purposes of the Consolidated Statements of Cash Flows and Consolidated Balance Sheets. The balance of such short-term investments was $4,588,000 and $1,836,000 at December 31, 2003 and 2002, respectively. Such investments were not insured by the Federal Deposit Insurance Corporation.

Avalon maintains its cash balances in several financial institutions. These balances may, at times, exceed federal insured limits. Avalon has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk relating to cash and cash equivalents.

Investment securities

Avalon classifies its investment securities into trading, available-for-sale, or held-to-maturity categories. Securities are classified as trading when Avalon has the intent of selling them in the near term. Trading securities are reported at fair value on the balance sheet, with the change in fair value during the period included in earnings. Securities are classified as held-to-maturity when Avalon has the ability and intent to hold the securities to maturity. Held-to-maturity securities are reported as either short-term or noncurrent on the balance sheet based upon contractual maturity date and are stated at amortized cost. Securities that are not classified as either trading or held-to-maturity are classified as available-for-sale and reported at fair value on the balance sheet with the change in fair value reported as a component of other comprehensive income (see Note 3).

Financial instruments

The fair value of financial instruments consisting of cash, cash equivalents, accounts receivable, and accounts payable at December 31, 2003 and 2002, approximates carrying value due to the relative short maturity of these financial instruments. The fair value of available-for-sale investments was $6,009,000 at December 31, 2003 and $5,965,000 at December 31, 2002.

Property and equipment

Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful life of the asset which varies from 10 to 30 years for land improvements; 5 to 50 years in the case of buildings and improvements; and from 3 to 10 years for machinery and equipment, transportation equipment and vehicles, and office furniture and equipment (See Note 5).

Major additions and improvements are charged to the property and equipment accounts while replacements, maintenance and repairs, which do not improve or extend the life of the respective asset, are expensed currently. The cost of assets retired or otherwise disposed of and the related accumulated depreciation is eliminated from the accounts in the year of disposal. Gains or losses resulting from disposals of property and equipment are credited or charged to operations currently. Interest costs, if any, would be capitalized on significant construction projects.

Costs in excess of fair market value of net assets of acquired businesses (“goodwill”)

Effective January 1, 2002, in accordance with Statement of Financial Accounting Standards (SFAS) No. 142 “Goodwill and Other Intangible Assets”, goodwill is no longer subject to amortization, but is tested for impairment annually or whenever there is an impairment indicator. Goodwill had been amortized on a straight-line basis over 25 years prior to January 1, 2002. Amortization of these costs was $41,000 in 2001.

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

A valuation allowance is recorded against net deferred tax assets when it is determined that is more likely than not that such deferred tax assets will not be realized.

Revenue recognition

Avalon recognizes revenue for transportation services on the date of delivery. Revenue for waste management services is recognized as services are performed. Revenue for golf operations are recognized as services are provided with the exception of membership dues which are recognized during the months of May through October, which generally represents the golf season.

Asset impairments

Effective January 1, 2002, Avalon adopted SFAS No. 142. In accordance with this statement, Avalon performs tests for impairment of goodwill annually or whenever circumstances indicate a potential impairment. In determining whether an impairment exists, Avalon compares the fair value of the reporting unit associated with the goodwill to the carrying value of its net assets, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, then the implied fair value of reporting unit goodwill is compared to the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to the excess. Avalon determines the fair value using a variety of methods including quoted market prices, cash flow analyses and estimates of earnings or revenues. Where applicable, an appropriate discount rate is used.

Effective January 1, 2002, Avalon adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long Lived Assets.” In accordance with this statement, Avalon reviews the carrying value of its long-lived assets (other than goodwill) whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. If indicators of impairment exist, Avalon would determine whether the estimated undiscounted sum of the future cash flows of such assets is less than its carrying amount. If less, an impairment loss would be recognized if, and to the extent that the carrying amount of such assets exceeds their respective fair values. Avalon would determine the fair value by using quoted market prices, if available, for such assets; or if quoted market prices are not available, Avalon would discount the expected estimated future cash flows.

Environmental liabilities

When Avalon concludes that it is probable that a liability has been incurred with respect to a site, a provision is made in Avalon’s financial statements for Avalon’s best estimate of the liability based on management’s judgment and experience, information available from regulatory agencies, and the number, financial resources and relative degree of responsibility of other potentially responsible parties who are jointly and severally liable for remediation of that site as well as the typical allocation of costs among such parties. If a range of possible outcomes is estimated and no amount within the range appears to be a better estimate than any other, then Avalon provides for the minimum amount within the range, in accordance with generally accepted accounting principles. The liability is recognized on an undiscounted basis. Avalon’s estimates are revised, as deemed necessary, as additional information becomes known.

Basic net income (loss) per share

For the years ended December 31, 2003, 2002 and 2001 basic net income (loss) per share has been computed using the weighted average number of common shares outstanding during each period, which was 3,803,331. There were no common equivalent shares outstanding and therefore diluted per share amounts are equal to basic per share amounts for all years presented.

Note 3. Investments

Avalon held no trading securities at either December 31, 2003 or December 31, 2002. During the second quarter of 2002, Avalon sold certain securities that had been classified as held-to-maturity. At the time of acquisition, Avalon intended to hold these securities until maturity; however, because of the filing for protection from creditors under the United States Bankruptcy Code by a customer which owed Avalon $2.2 million, Avalon was forced to sell these held-to-maturity securities to meet its operating and capital requirements. As a result of the sale of a portion of the held-to-maturity securities, in accordance with SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities”, Avalon transferred all the remaining securities from the held-to-maturity category to the available-for-sale category. As a result of the classification of these securities to available-for-sale, Avalon has recognized, in other comprehensive income, net of applicable income taxes, unrealized losses of $70,000 in 2003 and unrealized gains of $74,000 in 2002. Accumulated comprehensive income was $4,000 at December 31, 2003 and $74,000 at December 31, 2002.

Information regarding investment securities consists of the following (in thousands):

	December 31, 2003
	Amortized Cost	Gross Unrealized Gains	Estimated Fair Value
Available-for-Sale U.S. Treasury Notes	$6,005	$4	$6,009

	December 31, 2002
	Amortized Cost	Gross Unrealized Gains	Estimated Fair Value
Available-for-Sale U.S. Treasury Notes	$5,891	$74	$5,965

The amortized cost and estimated fair value of available-for-sale investments at December 31, 2003, by contractual maturity, consist of the following (in thousands):

	Available-For-Sale
	Amortized Cost	Estimated Fair Value
Due in one year or less	$—	$—
Due after one year through five years	6,005	6,009

Total	$6,005	$6,009

Note 4. Discontinued Operations

Avalon’s environmental remediation operation had continued to experience operating losses as a result of a decline in net operating revenues and operational inefficiencies. Recognizing that the continuing losses incurred by the environmental remediation business would adversely impact Avalon’s future financial performance, in the fourth quarter of 2003, management determined that it was in Avalon’s best interest to sell or discontinue the operation of the environmental remediation business. In January 2004, Avalon sold all of the fixed assets of the remediation business for $.2 million which approximated the fair value of the assets that were sold. As part of the transaction, the purchaser assumed all of the remediation business’ obligations relating to ongoing projects. The remediation business retained all of its other liabilities and assets, including cash and accounts receivable. The results of operations of the remediation business have been included in discontinued operations.

The financial results of Avalon’s technical environmental engineering and consulting business have been at a level lower than expected. The business began to experience losses and Avalon believed that the losses were likely to continue in the future. Accordingly, in the fourth quarter of 2003, management determined that it was in Avalon’s best interest to discontinue the operations of the engineering and consulting business. In January 2004, Avalon discontinued such operations and the results of operations are included in discontinued operations.

In the second quarter of 2002, management determined that it was in Avalon’s best interest to discontinue operating the analytical laboratory business. Accordingly, on May 1, 2002, Avalon sold all of the operating assets of its Export, Pennsylvania analytical laboratory business and on September 1, 2002, Avalon sold all of the operating assets of its radio-chemistry laboratory business. The results of operations of the analytical laboratory business have been included in discontinued operations.

Concurrent with the decision to discontinue the technical environmental engineering and consulting business,

Avalon decided to sell the building associated with the technical environmental services operations.

Accordingly, in the fourth quarter of 2003, the building was classified as held-for-sale and, based upon a quoted estimated market price, Avalon recorded a $1.6 million write-down of the building, which is included in loss from discontinued operations in 2003.

Note 5. Property and Equipment

Property and equipment at December 31, 2003 and 2002 consists of the following (in thousands):

	2003	2002
Land and land improvements	$10,481	$10,337
Buildings and improvements	9,430	9,424
Machinery and equipment	1,935	2,132
Transportation equipment and vehicles	12,458	12,619
Office furniture and equipment	2,101	2,034
Construction in progress	26	133

	36,431	36,679
Less accumulated depreciation and amortization	(14,560)	(13,066)

Property and equipment, net	$21,871	$23,613

Note 6. Income Taxes

Loss before income taxes for each of the three years in the period ended December 31, 2003 was subject to taxation under United States jurisdictions only.

Total provisions (benefits) for income taxes consist of the following (in thousands):

	2003	2002	2001
Continuing operations	$(26)	$191	$(817)
Discontinued operations	—	348	(788)

	$(26)	$539	$(1,605)

The provision (benefit) for income taxes from continuing operations consists of the following (in thousands):

	2003	2002	2001
Current:
Federal	$—	$—	$(683)
State	(26)	21	47

	(26)	21	(636)

Deferred:
Federal	—	(47)	(109)
State	—	217	(72)

	—	170	(181)

	$(26)	$191	$(817)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets (liabilities) at December 31, 2003 and 2002 are as follows (in thousands):

	2003	2002
Deferred tax assets:
Accounts receivable, allowance for doubtful accounts	$1,900	$1,985
Reserves not deductible until paid	243	307
Net operating loss carry-forwards
Federal	2,533	1,841
State	808	667
Other	23	1

Gross deferred tax assets	5,507	4,801
Less valuation allowance	(4,050)	(2,742)

Deferred tax assets net of valuation allowance	1,457	2,059

Deferred tax liabilities:
Property and equipment	$(1,335)	$(1,936)
Other	(122)	(123)

Gross deferred tax liabilities	(1,457)	(2,059)

Net deferred tax asset	$—	$—

The provision (benefit) for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to income (loss) from continuing operations before income taxes as a result of the following differences (in thousands):

	2003	2002	2001
Loss before income taxes from continuing operations	$(1,925)	$(4,394)	$(2,320)
Federal statutory tax rate	35%	35%	35%

	(674)	(1,538)	(812)
State income taxes, net of federal income tax benefits	(101)	(85)	(16)
Change in valuation allowance	725	1,670	350
Nondeductible amortization and depreciation	—	—	9
Other nondeductible expenses	46	95	88
Change in prior estimate	—	—	(465)
Other, net	(22)	49	29

	$(26)	$191	$(817)

Avalon received net income tax refunds of $35,000 and $343,000 in 2003 and 2001, respectively. Avalon made net income tax payments of $3,000 in 2002.

At December 31, 2003 Avalon has taxable loss carryforwards for federal income tax purposes aggregating approximately $7,450,000, which are available to offset future federal taxable income. These carryforwards expire in 2020 through 2023. In addition, at December 31, 2003, certain subsidiaries of Avalon have net operating loss carryforwards for state purposes aggregating approximately $9,856,000, which are available to offset future state taxable income. These carryforwards expire at various dates through 2023. A valuation allowance has been provided because it is more likely than not that the deferred tax assets relating to certain of the federal and state loss carryforwards will not be realized.

Note 7. Retirement Benefits

Avalon sponsors a defined contribution profit sharing plan that is a qualified tax deferred benefit plan under Section 401(k) of the Internal Revenue Code (the “Plan”). Substantially all employees are eligible to participate in the Plan. The Plan provides for employer discretionary cash contributions as determined by Avalon’s Board of Directors. Discretionary contributions vest on a graduated basis and become 100% vested after six years of service. Plan participants may also contribute a portion of their annual compensation to the Plan, subject to maximums imposed by the Internal Revenue Code and related regulations. Costs charged to operations for Avalon’s contributions were $132,000, $223,000 and $348,000 for the years 2003, 2002 and 2001, respectively. These amounts are included in the Consolidated Balance Sheets under the caption “Other liabilities and accrued expenses.”

Note 8. Stock Option Plan

Effective July 1, 1998, Avalon adopted the 1998 Long-term Incentive Plan which provides for the granting of options which are intended to be non-qualified stock options (“NQSO’s”) for federal income tax purposes except for those options designated as incentive stock options (“ISO’s”) which qualify under Section 422 of the Internal Revenue Code. Avalon has reserved 1,300,000 shares of Class A Common Stock for issuance to employees and non-employee directors. NQSO’s may be granted with an exercise price which is not less than 85% of the fair market value of the Class A Common Stock on the date of grant. Options designated as ISO’s shall not be less than 110% of fair market value for employees who are ten percent shareholders and not less than 100% of fair market value for other employees. The Board of Directors may, from time to time, in its discretion grant options to one or more outside directors, subject to such terms and conditions as the Board of Directors may determine, provided that such terms and conditions are not inconsistent with other applicable provisions of the 1998 Long-term Incentive Plan. Options shall have a term of no longer than ten years from the date of grant; except that for an option designated as an ISO which is granted to a ten percent shareholder, the option shall have a term no longer than five years.

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

Note 9. Shareholders’ Equity

Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes on all matters submitted to a vote of the shareholders. Except for the election of Avalon’s Board of Directors, the Class A Common Stock and the Class B Common Stock vote together as a single class on all matters presented for a vote of the shareholders. However, with regard to the election of directors, for as long as the outstanding Class B Common Stock has more than 50% of the total outstanding voting power of all common stock, the holders of the Class A Common Stock, voting as a separate class, will elect the number of directors equal to at least 25% of the total Board of Directors and the holders of the Class B Common Stock, voting as a separate class, will elect the remaining directors. Thereafter, the holders of the Class A Common Stock (one vote per share) and Class B Common Stock (ten votes per share) will vote together as a single class for the election of directors. The holders of a majority of all outstanding shares of Class A Common Stock or Class B Common Stock, voting as separate classes, must also approve amendments to the Articles of Incorporation that adversely affect the shares of their class. Shares of Class A Common Stock and Class B Common Stock do not have cumulative voting rights.

Each share of Class B Common Stock is convertible, at any time, at the option of the shareholder, into one share of Class A Common Stock. Shares of Class B Common Stock are also automatically converted into shares of Class A Common Stock on the transfer of such shares to any person other than Avalon, another holder of Class B Common Stock or a Permitted Transferee, as defined in Avalon’s Articles of Incorporation. The Class A Common Stock is not convertible.

Note 10. Legal Matters

In the ordinary course of conducting its business, Avalon becomes involved in lawsuits, administrative proceedings and governmental investigations, including those related to environmental matters. Some of these proceedings may result in fines, penalties or judgments being assessed against Avalon which, from time to time, may have an impact on its business and financial condition. Although the outcome of such lawsuits or other proceedings cannot be predicted with certainty, Avalon does not believe that any uninsured ultimate liabilities, fines or penalties resulting from such pending proceedings, individually or in the aggregate, would have a material adverse effect on it.

Note 11. Lease Commitments

Avalon leases certain office facilities, vehicles, machinery, and equipment. Avalon also leases the Squaw Creek Country Club facilities. Avalon entered into a long-term agreement with Squaw Creek Country Club to lease and operate its golf course and related facilities. The lease, which commenced November 1, 2003, has an initial term of ten (10) years with four (4) consecutive ten (10) year renewal term options unilaterally exercisable by Avalon. Under the lease, Avalon is obligated to pay $15,000 in annual rent and make leasehold improvements of $150,000 per year. Amounts expended by Avalon for improvements during a given year in excess of $150,000 will be carried forward and applied to future obligations and classified as prepaid rent.

Future commitments under long-term, operating leases at December 31, 2003 are as follows (in thousands):

Year ending December 31,
2004	$2,697
2005	2,287
2006	1,611
2007	684
2008	246
After 2008	825

$8,350

If Avalon would exercise all its options and lease the Squaw Creek Country Club facility for 50 years, the future commitments for years after 2008 would be $7,397,000.

Rental expense included in the Consolidated Statements of Operations amounted to $4,258,000 in 2003, $4,565,000 in 2002, and $4,725,000 in 2001. Avalon’s transportation operations rent additional transportation equipment on a short-term basis in order to meet its hauling obligations.

Note 13. Business Segment Information

In applying SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information,” Avalon considered its operating and management structure and the types of information subject to regular review by its “chief operating decision maker.” On this basis, Avalon’s reportable segments include transportation services and waste management services, and golf and related operations. Avalon accounts for intersegment net operating revenues as if the transactions were to third parties. The segment disclosures are presented on this basis for all years presented.

Avalon’s primary business segment provides transportation services that include transportation of hazardous and non-hazardous waste, transportation of general and bulk commodities and transportation brokerage and management services. The waste management services segment provides hazardous and nonhazardous brokerage and management services to industrial, commercial, municipal and governmental customers and manages a captive landfill for an industrial customer. The golf and related operations segment includes the operations of two golf courses and related facilities and a travel agency. Avalon does not have significant operations located outside the United States and, accordingly, geographical segment information is not presented.

In 2003, one customer accounted for approximately 24% of the transportation services segments net operating revenues to external customers and approximately 13% of Avalon’s consolidated net operating revenues. In 2002 one customer accounted for 23% of the transportation services segment net operating revenues to external customers and approximately 13% of Avalon’s consolidated net operating revenues.

The accounting policies of the segments are consistent with those described for the consolidated financial statements in the summary of significant accounting policies (see Note 2). Avalon measures segment profit for internal reporting purposes as income (loss) from continuing operations before taxes. Business segment information including the reconciliation of segment income to consolidated income (loss) from continuing operations before taxes is as follows (in thousands):

	2003	2002	2001
Net operating revenues from:
Transportation services:
External customers revenues	$28,778	$32,099	$31,570
Intersegment revenues	3,162	4,079	5,088

Total transportation services	31,940	36,178	36,658

Waste management services:
External customers revenues	22,137	22,100	24,111
Intersegment revenues	201	422	689

Total waste management services	22,338	22,522	24,800

Golf and related operations:
External customer revenues	2,597	1,829	1,067
Intersegment revenues	78	88	140

Total golf and related operations	2,675	1,917	1,207

Other businesses:
External customers revenues	—	—	—
Intersegment revenues	—	—	—

Total other businesses	—	—	—

Segment operating revenues	56,953	60,617	62,665
Intersegment eliminations	(3,441)	(4,589)	(5,917)

Total net operating revenues	$53,512	$56,028	$56,748

Income (loss) from continuing operations before taxes:
Transportation services	$(112)	$(2,233)	$(234)
Waste management services	1,512	1,140	1,640
Golf and related operations	66	(303)	(877)
Other businesses	(13)	—	10

Segment income (loss) before taxes	1,453	(1,396)	539
Corporate interest income	154	209	398
Corporate other income, net	30	35	7
General corporate expenses	(3,562)	(3,242)	(3,264)

Income (loss) from continuing operations before taxes	$(1,925)	$(4,394)	$(2,320)

Depreciation and amortization:

Transportation services	$1,219	$1,283	$1,519
Waste management services	84	94	93
Golf and related operations	524	473	407
Other businesses	—	—	—
Corporate	243	297	213

Total	$2,070	$2,147	$2,232

	2003	2002	2001
Interest income:
Transportation services	$36	$19	$59
Waste management services	12	16	48
Golf and related operations	2	2	6
Other businesses	—	—	—
Corporate	154	209	398

Total	$204	$246	$511

Capital expenditures:
Transportation services	$177	$759	$500
Waste management services	6	42	26
Golf and related operations	101	2,433	537
Other businesses	—	—	—
Corporate	26	13	312

Total	$310	$3,247	$1,375

Identifiable assets at December 31:
Transportation services	$9,003	$10,735	$13,349
Waste management services	5,821	6,100	6,214
Golf and related operations	14,825	14,376	12,292
Other businesses	557	566	66
Corporate	30,137	27,573	30,735
Discontinued operations	5,153	7,985	10,924

Sub Total	65,496	67,335	73,580
Elimination of intersegment receivables	(16,442)	(15,689)	(13,613)

Total	$49,054	$51,646	$59,967

Avalon Holdings Corporation and Subsidiaries

Note 14. Recently Issued Financial Accounting Standards

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46) to provide guidance on when an investor should consolidate another entity from which they receive benefits or are exposed to risks when those other entities are not controlled based on traditional voting interests or they are thinly capitalized. This statement was subsequently revised by FIN 46 (revised December 2003) (FIN 46R) in December 2003. This revision clarified some of the provisions of FIN 46. The provisions of FIN 46R are effective beginning December 15, 2003 for public entities that have interests in structures that are considered special-purpose entities and March 15, 2004 for all other types of variable interest entities. The adoption of FIN 46R did not have an effect on Avalon’s financial position or results of operations.

In April 2003, SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, was issued. SFAS No. 149 amends and clarifies financial accounting and reporting for derivatives and hedging activities under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”. This statement is effective for contracts entered into or modified after June 30, 2003. Avalon does not purchase or hold any derivative financial instruments or engage in hedging activities, and therefore, the adoption of SFAS No. 149 had no impact on Avalon’s financial position or results of operations.

In May 2003, SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity, was issued. SFAS No. 150 requires that an issuer classify a financial instrument within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Avalon has not entered into or modified any financial instruments after May 31, 2003 and holds no financial instruments with characteristics of both liabilities and equity, and therefore, the adoption of SFAS No. 150 had no impact on Avalon’s financial position or results of operations.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), “Employers Disclosure about Pensions and Other Postretirement Benefits”. The provisions of this revised statement retains the disclosure requirement of the original guidance of SFAS No. 132 and includes additional disclosures regarding the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The provisions of this statement are effective for financial statements with fiscal years ending and interim periods beginning after December 15, 2003. Avalon has no pension or postretirement benefit plans, and therefore, the adoption of SFAS No. 132 (revised 2003) had no impact on the disclosure requirements relating to Avalon’s financial statements.

Avalon Holdings Corporation and Subsidiaries

Note 15. Quarterly financial data (Unaudited)

Selected quarterly financial data for each quarter in 2003 and 2002 is as follows:

	Year Ended December 31, 2003*
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net operating revenues	$11,585	$14,547	$13,986	$13,394	$53,512
Operating loss from continuing operations	(1,150)	(379)	(221)	(681)	(2,431)
Loss from continuing operations	(1,020)	(286)	(108)	(485)	(1,899)
Income (loss) from discontinued operations	41	(101)	60	(1,745)	(1,745)
Net loss	(979)	(387)	(48)	(2,230)	(3,644)
Basic net loss per share from continuing operations	(.27)	(.08)	(.03)	(.12)	(.50)
Basic net income (loss) per share from discontinued operations	.01	(.02)	.02	(.47)	(.46)
Basic net loss per share	$(.26)	$(.10)	$(.01)	$(.59)	$(.96)

	Year Ended December 31, 2002*
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net operating revenues	$13,179	$14,019	$15,799	$13,031	$56,028
Operating loss from continuing operations	(1,216)	(543)	(2,054)	(1,171)	(4,984)
Loss from continuing operations	(1,113)	(292)	(1,926)	(1,254)	(4,585)
Income (loss) from discontinued operations	(518)	(543)	290	(482)	(1,253)
Net loss	(1,631)	(835)	(1,636)	(1,736)	(5,838)
Basic net loss per share from continuing operations	(.29)	(.08)	(.51)	(.33)	(1.21)
Basic net income (loss) per share from discontinued operations	(.14)	(.14)	.08	(.13)	(.33)
Basic net loss per share	$(.43)	$(.22)	$(.43)	$(.46)	$(1.54)

*	The information in the above quarterly financial data for the year ended December 31, 2002 and the first three quarters of the year ended December 31, 2003 has been reclassified from the information previously reported in Avalon’s filings on Form 10Q and Form 10K to reflect discontinued operations.

Avalon Holdings Corporation and Subsidiaries

Independent Auditors’ Report

The Shareholders and Board of Directors of Avalon Holdings Corporation

We have audited the accompanying consolidated balance sheets of Avalon Holdings Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders’ equity, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Avalon Holdings Corporation and subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Cleveland, Ohio February 27, 2004

Avalon Holdings Corporation and Subsidiaries

Digest of Financial Data

	(All amounts are in thousands, except per share data, percentages and number of employees)
	2003	2002	2001	2000	1999
SELECTED STATEMENT OF OPERATIONS INFORMATION
Net operating revenues	$53,512	$56,028	$56,748	$58,836	$54,121
Operating loss from continuing operations	(2,431)	(4,984)	(2,798)	(2,315)	(460)
Interest expense	—	—	—	—	—
Income (loss) from continuing operations	(1,899)	(4,585)	(1,503)	(599)	363
Income (loss) from discontinued operations	(1,745)	(1,253)	(1,827)	(1,834)	860
Net income (loss)	(3,644)	(5,838)	(3,330)	(2,433)	1,223
Net income (loss) per share from continuing operations	(.50)	(1.21)	(.40)	(.16)	.10
Net income (loss) per share from discontinued operations	(.46)	(.33)	(.48)	(.48)	.22
Net income (loss) per share	(.96)	(1.54)	(.88)	(.64)	.32
Dividends per Class A share	—	—	—	—	—
Dividends per Class B share	—	—	—	—	—
Weighted average shares used to calculate net income and pro forma net (loss) per share	3,803	3,803	3,803	3,803	3,803
SELECTED CASH FLOW INFORMATION
Net cash provided by (used in) operating activities from continuing operations	2,787	(802)	1,227	16	(220)
Cash used for capital expenditures	310	3,247	1,375	7,115	5,254
SELECTED YEAR-END BALANCE SHEET INFORMATION
Cash and cash equivalents	4,656	1,929	3,482	10,031	17,663
Current assets	17,479	22,666	25,135	30,952	37,738
Current liabilities	10,134	8,881	10,748	9,223	10,769
Working capital	7,345	13,785	14,387	21,729	26,969
Properties less accumulated depreciation and amortization	21,871	23,613	22,427	23,585	18,976
Total assets	49,054	51,646	59,967	62,310	66,404
Current portion of long-term debt	—	—	—	—	—
Long-term debt	—	—	—	—	—
Deferred income tax liability (non-current)	—	—	701	1,239	1,354
Shareholders’ equity	38,920	42,634	48,398	51,728	54,161
OTHER INFORMATION
Working capital ratio	1.7:1	2.6:1	2.3:1	3.4:1	3.5:1
Quoted market price-Class A Shares:
High	2.70	3.40	3.55	5 3/4	7 1/4
Low	1.70	1.96	2.20	2 5/16	4 13/16
Year-end	2.63	2.00	2.85	2 3/4	5
Number of employees at year-end	321	346	422	450	470

Avalon Holdings Corporation and Subsidiaries

Company Location Directory

Corporate Office

Avalon Holdings Corporation

One American Way

Warren, Ohio 44484-5555

(330) 856-8800

Waste Management Services

American Waste Management Services, Inc.

One American Way

Warren, Ohio 44484-5555

(330) 856-8800

American Landfill Management, Inc.

One American Way

Warren, Ohio 44484-5555

(330) 856-8800

American Construction Supply, Inc.

One American Way

Warren, Ohio 44484-5555

(330) 856-8800

Golf and Related Operations

Avalon Golf and Country Club

One American Way

Warren, Ohio 44484

(330) 856-8898

Avalon Lakes Golf Course

One American Way

Warren, Ohio 44484-5555

(330) 856-8898

Squaw Creek Golf Course

761 Youngstown-Kingsville Road

Vienna, Ohio 44473

Avalon Travel, Inc.

One American Way

Warren, Ohio 44484-5555

(330) 856-8400

Transportation Offices

DartAmericA, Inc.

Dart Trucking Company, Inc.

Dart Services, Inc.

TRB National Systems, Inc.

One American Way

Warren, Ohio 44484-5555

(330) 856-8430

Transportation Terminals

Dart Trucking Company, Inc.

61 Railroad Street

Canfield, Ohio 44406

Dart Trucking Company, Inc.

200 Old Webster Road

Oxford, Massachusetts 01540

Dart Trucking Company, Inc.

1807A Route 7

Kenova, West Virginia 25530

Dart Trucking Company, Inc.

11861 S. Cottage Grove Ave.

Chicago, Illinois 60628

Avalon Holdings Corporation and Subsidiaries

Directors and Officers

Directors

Ronald E. Klingle

Chairman of the Board

Executive Committee (Chairman)

Compensation Committee (Chairman)

Ted Wesolowski

Shareholder, Babst, Calland, Clements, & Zomnir, P.C.

Executive Committee

Compensation Committee

Sanford B. Ferguson

Partner, Kirkpatrick & Lockhart, LLP

Executive Committee

Option Plan Committee (Chairman)

Robert M. Arnoni

President, Arnoni Development Company, Inc.

Compensation Committee

Audit Committee

Option Plan Committee

Stephen L. Gordon

Partner, Beveridge & Diamond, P.C.

Audit Committee

Option Plan Committee

Thomas C. Kniss

Partner, Kniss Kletzli & Associates, P.C.

Audit Committee (Chairman)

Option Plan Committee

Officers

Ronald E. Klingle

Chief Executive Officer

Timothy C. Coxson

Treasurer and Chief Financial Officer

Chief Executive Officer of DartAmericA, Inc.

Jeffrey M. Grinstein

Secretary

Frances R. Klingle

Chief Administrative Officer

Kenneth R. Nichols

Vice President, Taxes

Frank Lamanna

Controller

Avalon Holdings Corporation and Subsidiaries

Shareholder Information

Annual meeting of shareholders

The annual meeting of shareholders will be held at Avalon Holdings Corporation corporate headquarters, One American Way, Warren, Ohio, on Thursday, April 29, 2004, at 10:00 a.m.

Common stock information

Avalon’s Class A Common Stock is listed on the American Stock Exchange (symbol: AWX). Quarterly stock information for 2003, 2002 and 2001 as reported by The Wall Street Journal is as follows:

2003:
Quarter Ended	High	Low	Close
March 31	2.06	1.70	1.89
June 30	2.12	1.70	2.06
September 30	2.39	2.05	2.38
December 31	2.70	2.22	2.63

2002:
Quarter Ended	High	Low	Close
March 31	3.40	2.75	2.90
June 30	2.94	2.40	2.40
September 30	2.56	2.05	2.05
December 31	2.50	1.96	2.00

2001:
Quarter Ended	High	Low	Close
March 31	3.55	2.75	3.17
June 30	3.30	2.37	3.00
September 30	3.10	2.20	2.45
December 31	3.00	2.20	2.85

No dividends were paid during 2003.

There are 619 Class A and 12 Class B Common Stock shareholders of record as of the close of business March 3, 2004. The number of holders is based upon the actual holders registered on the records of Avalon’s transfer agent and registrar and does not include holders of shares in “street names” or persons, partnerships, associations, corporations or other entities identified in security position listings maintained by depository trust companies.

Dividend policy

Avalon presently intends to retain earnings for use in the operation and expansion of its business and therefore does not anticipate paying any cash dividends in the foreseeable future.

Annual report on Form 10-K

Copies of Avalon’s annual report on Form 10-K can be obtained free of charge by writing to Avalon Holdings Corporation, One American Way, Warren, Ohio 44484-5555, Attention: Shareholder Relations.

Transfer agent and registrar

The transfer agent and registrar for Avalon is American Stock Transfer and Trust Company. All correspondence concerning stock transfers should be directed to them at 59 Maiden Lane, New York, New York 10038.

Investor inquiries

Security analysts, institutional investors, shareholders, news media representatives and others seeking financial information or general information about Avalon are invited to direct their inquiries to Timothy C. Coxson, Treasurer and Chief Financial Officer, telephone (330) 856-8800.

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