Form 10-K/A, Exhibit 13
period 2004-12-31
AVALON HOLDINGS CORP
filed 2005-04-15
CIK 1061069

Exhibit 13.1

Financial Highlights

(in thousands, except for per share amounts)

For the year	2004	2003
Net operating revenues	$30,002	$24,734
Loss from continuing operations	(845)	(1,816)
Loss from discontinued operations	(1,810)	(1,828)
Net loss	(2,655)	(3,644)
Net loss per share from continuing operations	(.22)	(.48)
Net loss per share from discontinued operations	(.48)	(.48)
Net loss per share	(.70)	(.96)

At year-end	2004	2003
Working capital	$9,845	$7,195
Total assets	43,540	49,054
Shareholders’ equity	36,259	38,920

The Company

Avalon Holdings Corporation provides waste management services to industrial, commercial, municipal and governmental customers in selected northeastern and midwestern U.S. markets. Avalon Holdings Corporation also owns the Avalon Golf and Country Club, which operates two golf courses and related facilities.

Contents

Financial Highlights	1

Management’s Discussion and Analysis of Financial Condition and Results of Operations	2

Consolidated Balance Sheets	11

Consolidated Statements of Operations	12

Consolidated Statements of Cash Flows	13

Consolidated Statements of Shareholders’ Equity	14

Consolidated Statements of Comprehensive Income (Loss)	14

Notes to Consolidated Financial Statements	15

Report of Independent Registered Public Accounting Firm	24

Digest of Financial Data	25

Company Location Directory	26

Directors and Officers	27

Shareholder Information	28

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

Liquidity and Capital Resources

For the year 2004, Avalon utilized existing cash and cash provided by the sale of investment securities to fund capital expenditures and meet operating needs.

Avalon entered into a long-term agreement with Squaw Creek Country Club to lease and operate its golf course and related facilities. The lease, which commenced November 1, 2003, has an initial term of ten (10) years with four (4) consecutive ten (10) year renewal term options unilaterally exercisable by Avalon. Under the lease, Avalon is obligated to pay $15,000 in annual rent and make leasehold improvements of $150,000 per year. Amounts expended by Avalon for leasehold improvements during a given year in excess of $150,000 will be carried forward and applied to future leasehold improvement obligations. Avalon has made $5.6 million of leasehold improvements as of December 31, 2004. Based upon the amount of leasehold improvements already made and leasehold improvements anticipated to be made in the future, Avalon expects to exercise all of its renewal options.

Avalon’s aggregate capital expenditures in 2004 were $5.1 million which relate principally to the remodeling of the Squaw Creek facilities. Avalon’s aggregate capital expenditures in 2005 are expected to be in the range of $.3 million to $.4 million, which will relate to building improvements and the purchase of golf equipment.

Working capital was $9.8 million at December 31, 2004 compared with $7.2 million at December 31, 2003. The increase is primarily the result of a reclassification of noncurrent investments to short-term investments as a result of a change in maturity dates of certain investments and the increase in cash and cash equivalents relating to the proceeds received from the sale of DartAmericA, Inc. (“DartAmericA”).

The increase in accounts receivable at December 31, 2004 compared with December 31, 2003 is primarily due to the increased net operating revenues of the waste management services segment in the fourth quarter of 2004 compared with the fourth quarter of 2003.

The decrease in prepaid expenses at December 31, 2004 compared with December 31, 2003 is primarily the result of decreased prepaid insurance premiums. Avalon’s insurance requirements were significantly reduced as a result of the sale of DartAmericA.

The increase in other assets, net at December 31, 2004 compared with December 31, 2003 reflects the noncurrent portion of a $1 million promissory note received from BMC International, Inc. (“BMC”) to Avalon as part of the purchase price for DartAmericA.

The decrease in accounts payable at December 31, 2004 compared with December 31, 2003 is primarily due to the reduction in insurance premiums payable as a result of the sale of DartAmericA, partially offset by an increase in accounts payable to waste facilities and transportation carriers as a result of increased net operating revenues of the waste brokerage and management services in the fourth quarter of 2004 compared with the fourth quarter of 2003.

Avalon Holdings Corporation and Subsidiaries

In the fourth quarter of 2001, Avalon’s remediation business had recorded a pretax charge of $2.2 million to the provision for losses on accounts receivable as a result of IT Group Inc., and most of its subsidiaries, including IT Corporation (“IT”), having filed for protection under Chapter 11 of the United States Bankruptcy Code on January 16, 2002. The remediation business had performed services as a subcontractor to IT for which it had not received payment. In the fourth quarter of 2002, the remediation business purchased from IT, for a nominal amount, the receivable relating to the contract under which it had performed services. The remediation business subsequently filed for binding arbitration under the provisions of the contract for payment of such receivable. On October 25, 2004, as a result of such arbitration, the remediation business was awarded, after offsets for counterclaims, the net amount of $1.4 million, plus interest of $.1 million for its claim. Such monies were received in February 2005.

On July 15, 2004, Avalon completed the sale of DartAmericA to BMC for a selling price of approximately $4.2 million. At the closing, BMC delivered to Avalon $3 million in cash and a secured promissory note of $1 million payable in 6 monthly installments of interest only and 54 equal monthly installments of $21,583 commencing February 15, 2005. The promissory note bears interest at a rate of 6.875%. The balance of the selling price, $.2 million, was based upon changes in certain of DartAmericA’s balance sheet items from March 31, 2004 to June 30, 2004. Such amount was paid in September 2004. In addition, DartAmericA transferred to Avalon all of the accounts receivable outstanding for more than 60 days as of June 30, 2004. Such receivables amounted to approximately $.5 million, net of the allowance for doubtful accounts. Avalon collected the $.5 million in receivables subsequent to the sale.

From time to time, Avalon enters into contracts which require surety bonds or other financial instruments to assure performance under the terms thereof. Although Avalon has obtained such bonds or other financial instruments in the past, substantial changes in the bond market have significantly limited Avalon’s ability to obtain surety bonds. No assurance can be given that such bonds will be available in the future or, if available, that the premiums and/or any collateral requirements for such bonds will be reasonable. The inability of Avalon to obtain surety bonds may adversely impact its future financial performance and any significant collateral requirements may impact Avalon’s liquidity.

Management believes that anticipated cash provided from future operations and existing working capital, as well as Avalon’s ability to incur indebtedness, will be, for the foreseeable future, sufficient to meet operating requirements and fund capital expenditure programs. Avalon does not currently have a credit facility.

Several private country clubs in the northeast Ohio area are experiencing economic difficulties. Avalon believes some of these clubs may represent an attractive investment opportunity and is giving consideration to the possibility of acquiring one or more additional golf courses. While Avalon has not entered into any pending agreements for acquisitions, it may do so at any time and will continue to consider acquisitions that make economic sense. Such potential acquisitions could be financed by existing working capital, secured or unsecured debt, issuance of common stock, or issuance of a security with characteristics of both debt and equity, any of which could impact liquidity in the future.

Off-Balance Sheet Arrangements, Contractual Obligations and Contingent Liabilities and Commitments.

The following table summarizes Avalon’s significant off-balance sheet contractual obligations at December 31, 2004, and the effect such obligations are expected to have on Avalon’s liquidity and cash flows in future periods.

	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Operating lease obligations	$1,111,000	$341,000	$518,000	$252,000	$0
Capital lease obligations	720,000	15,000	30,000	30,000	645,000

	$1,831,000	$356,000	$548,000	$282,000	$645,000

Avalon Holdings Corporation and Subsidiaries

Results of Operations

Avalon’s primary business segment, the waste management services segment, provides hazardous and nonhazardous waste brokerage and management services and captive landfill management services. The golf and related operations segment includes the operation of two golf courses and related facilities and a travel agency.

As previously disclosed, Avalon had been evaluating the business and prospects of its transportation operations in light of its financial performance over the past few years. Such evaluation included an examination of each type of transportation service provided and measures needed to increase the profitability of these services, as well as the consideration of other strategic alternatives including, without limitation, the discontinuation of certain operations. In connection with the transportation of municipal solid waste, Avalon’s transportation operations provided loading services at several municipal solid waste transfer stations. The profitability of such operations was dependent upon the volume of waste delivered to each transfer station. The volume of waste delivered to each transfer station was not within Avalon’s control and had been less than anticipated. During the second quarter of 2004, Avalon ceased transportation operations at three Massachusetts municipal solid waste transfer stations. In conjunction with the cessation of these transfer station operations, Avalon closed its Oxford, Massachusetts terminal. Also, during the second quarter Avalon sold approximately $.2 million of idle assets of the transportation operations and recognized a gain of approximately $.4 million.

In addition, on June 25, 2004, Avalon announced that it had reached an agreement in principle to sell all of the common stock of DartAmericA, Avalon’s transportation operations, to BMC. Based upon the proposed selling price and in accordance with Avalon’s asset impairment policy, Avalon recorded a write-down of costs in excess of fair market value of net assets of acquired businesses (“goodwill”) of approximately $.5 million and a write-down of the long-lived assets of approximately $2.3 million in the second quarter of 2004. The results of operations of the transportation operations for the current and prior years, including the write-down of goodwill and long-lived assets, have been included in discontinued operations. The transportation services segment has been eliminated and all current and prior year segment information and Management’s Discussion and Analysis of Financial Condition and Results of Operations have been restated to reflect this change.

On July 15, 2004, Avalon completed the sale of DartAmericA for a selling price of approximately $4.2 million. At the closing, BMC delivered to Avalon $3 million in cash and a secured promissory note of $1 million payable in 6 monthly installments of interest only and 54 equal monthly installments of $21,583 commencing February 15, 2005. The promissory note bears interest at a rate of 6.875%. The balance of the selling price, $.2 million, was based upon changes in certain of DartAmericA’s balance sheet items from March 31, 2004 to June 30, 2004. Such amount was paid in September 2004. By purchasing the common stock of DartAmericA, BMC also acquired DartAmericA’s wholly owned subsidiaries including Dart Trucking Company, Inc. (“Dart”) and Dart Services, Inc. and assumed Dart’s operating lease obligations of approximately $5 million. Prior to the completion of the sale, DartAmericA transferred to Avalon, Dart Realty, Inc., a wholly owned subsidiary of DartAmericA, which owned the Canfield, Ohio terminal. Avalon intends to sell this facility. As a result, this facility is classified as held-for-sale and the expenses related to the maintenance and operation of this facility are included in discontinued operations. In addition, DartAmericA transferred to Avalon all of the accounts receivable outstanding for more than 60 days as of June 30, 2004. Such receivables amounted to approximately $.5 million, net of the allowance for doubtful accounts. Avalon collected the $.5 million in receivables subsequent to the sale.

Avalon’s environmental remediation operations had continued to experience operating losses as a result of a decline in net operating revenues and operational inefficiencies. Recognizing that the continuing losses incurred by the environmental remediation business would adversely impact Avalon’s future financial performance, in the fourth quarter of 2003, management determined that it was in Avalon’s best interest to sell or discontinue the operation of the environmental remediation business. In January 2004, Avalon sold all of the fixed assets of the remediation business for $.2 million and recorded a gain of $.1 million on the sale. As part of the transaction, the purchaser assumed all of the remediation business’ obligations relating to ongoing projects. The remediation business retained all of its other liabilities and assets, including cash and accounts receivable. The results of operations of the remediation business have been included in discontinued operations.

Avalon Holdings Corporation and Subsidiaries

In the fourth quarter of 2001, the remediation business recorded a pretax charge of $2.2 million to the provision for losses on accounts receivable as a result of IT Group Inc., and most of its subsidiaries, including IT Corporation (“IT”), having filed for protection under Chapter 11 of the United States Bankruptcy Code on January 16, 2002. The remediation business had performed services as a subcontractor to IT for which it had not received payment. In the fourth quarter of 2002, the remediation business purchased from IT, for a nominal amount, the receivable relating to the contract under which it had performed services. The remediation business subsequently filed for binding arbitration under the provisions of the contract for payment of such receivable. On October 25, 2004, as a result of such arbitration, the remediation business was awarded, after offsets for counterclaims, the net amount of $1.4 million, plus interest of $.1 million for its claim. Such amount was recorded as income in discontinued operations in the third quarter of 2004. Such monies were received in February 2005.

The financial results of Avalon’s technical environmental engineering and consulting business had been at a level lower than expected. The business began to experience losses and Avalon believed that the losses were likely to continue in the future. Accordingly, in the fourth quarter of 2003, management determined that it was in Avalon’s best interest to discontinue the operations of the engineering and consulting business. In January 2004, Avalon discontinued such operations and the results are included in discontinued operations.

Concurrent with the decision to discontinue the technical environmental engineering and consulting business, Avalon decided to sell the building associated with the technical environmental services operations. Accordingly, the building is classified as held-for-sale and the expenses related to the maintenance and operations of the building are included in discontinued operations. Based upon quoted estimated market prices, Avalon recorded a $.2 million write-down of the building in 2004 and a $1.6 million write-down of the building in 2003. Such write-downs are included in discontinued operations.

As a result of the assets of the remediation business being sold and the environmental engineering and consulting business being discontinued, Avalon has eliminated the technical environmental services segment. Avalon’s captive landfill management services, which was formerly included in the technical environmental services segment has been combined with the waste brokerage and management services segment to form the waste management services segment. All current and prior year segment information and Management’s Discussion and Analysis of Financial Condition and Results of Operations have been restated to reflect this change.

Performance in 2004 compared with 2003

Overall Performance.

Net operating revenues increased to $30.0 million in 2004 compared with $24.7 million in 2003. The increase is primarily the result of higher net operating revenues of both the waste management services segment and the golf and related operations segment. Costs of operations as a percentage of net operating revenues increased to 82.9% in 2004 compared with 82.4% in 2003. Consolidated selling, general and administrative expenses decreased to $6.4 million in 2004 compared with $6.5 million in 2003 primarily as a result of a significant decrease in the provision for losses on accounts receivable and decreased employee costs, partially offset by approximately $.5 million of bonuses paid to certain employees. In 2004, Avalon recorded charges to the provision for losses on accounts receivable of $.1 million compared with $.6 million in 2003. Avalon incurred a loss from continuing operations of $.8 million in 2004 compared with a loss from continuing operations of $1.8 million in 2003.

Segment Performance. Segment performance should be read in conjunction with Note 13 to the Consolidated Financial Statements.

Net operating revenues of the waste management services segment increased to $25.7 million in 2004 compared with $22.3 million in 2003. The increase in net operating revenues is primarily the result of an increase in the level of waste brokerage and management services provided, partially offset by a decrease in the services provided by the captive landfill management operation. Income from continuing operations before taxes for the waste management services segment increased to $2.5 million in 2004 compared with $1.5 million in 2003 primarily as a result of the increased level of business of the waste brokerage and management services, partially offset by a slight decrease in income from continuing operations before taxes of the captive landfill operations. In 2003, income from continuing operations before taxes included a charge of approximately $.5 million to the provision for losses on accounts receivable due to customers filing bankruptcy.

Avalon Holdings Corporation and Subsidiaries

Avalon’s golf and related operations segment consists primarily of two golf courses, a travel agency and a clubhouse that provides dining and banquet facilities. Although the golf courses will continue to be available to the general public, the primary source of revenue will arise from the members of the Avalon Golf and Country Club. With the addition of the Squaw Creek facilities in November 2003, the Avalon Golf and Country Club will be open year round instead of just during the golf season. Membership in the Avalon Golf and Country Club entitles members to use both the Avalon Lakes golf course facilities and the Squaw Creek facilities. As a result, net operating revenues associated with membership dues are prorated monthly over the entire year beginning with the first quarter of 2004. Previously, net operating revenues associated with membership dues were recognized during the months of May through October, which generally represented the golf season.

Net operating revenues of the golf and related operations segment were $4.5 million in 2004 compared with $2.7 million in 2003. The golf courses, which are located in Warren, Ohio and Vienna, Ohio, were closed during the first three months of 2004 and 2003 due to seasonality. The increase in net operating revenues are primarily attributable to significant increases in the average number of members of the Avalon Golf and Country Club in 2004 compared with the prior year, which in turn has significantly increased membership dues, the number of rounds of golf played and food and beverage sales. Despite the increase in net operating revenues, income from continuing operations before taxes decreased to $24,000 in 2004 compared with $66,000 in 2003, primarily as a result of additional operating expenses and employee costs incurred at the Squaw Creek facilities. Although there has been a significant increase in the number of members of the Avalon Golf and Country Club, Avalon believes the combination of the Squaw Creek and Avalon Lakes facilities will result in additional memberships in the Avalon Golf and Country Club. As of December 31, 2004, the Avalon Golf and Country Club has not attained its membership goals.

Interest Income

Interest income was $.2 million in both 2004 and 2003.

General Corporate Expenses

General corporate expenses decreased to $3.4 million in 2004 compared with $3.6 million in 2003, primarily as a result of decreased employee costs partially offset by bonuses paid to certain employees.

Net Loss

Avalon incurred a net loss of $2.7 million in 2004 compared with a net loss of $3.6 million in 2003. Although Avalon incurred a net loss in 2004 and 2003, Avalon did not record a tax benefit in either year. This was primarily the result of Avalon recording a valuation allowance to reduce the deferred tax assets because Avalon believes it is more likely than not that the deferred tax assets will not be realized.

Performance in 2003 compared with 2002

Overall Performance. Avalon’s net operating revenues increased to $24.7 million in 2003 compared with $23.9 million in 2002. The increase is primarily attributed to an increase in the net operating revenues of the golf and related operations segment. Costs of operations as a percentage of net operating revenues decreased to 82.4% in 2003 compared with 85.1% in 2002. Consolidated selling, general and administrative expenses increased to $6.5 million in 2003 compared with $6.1 million in 2002, primarily as a result of increased employee costs. Avalon incurred a loss from continuing operations before taxes of $1.8 million in 2003 compared with $2.2 million in 2002.

In the fourth quarter of 2003, management determined that it was in Avalon’s best interest to sell or discontinue the operation of its environmental remediation business and to discontinue its engineering and consulting business.

Avalon Holdings Corporation and Subsidiaries

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

Net operating revenues of the golf and related operations segment increased to $2.7 million in 2003 compared with $1.9 million in 2002. The golf course owned by Avalon, which is located in Warren, Ohio, was closed during the first three months of 2003 and 2002 due to seasonality. The golf and related operations segment recorded income from continuing operations before taxes of $.1 million in 2003 compared with a loss from continuing operations before taxes of $.3 million in 2002. The increase in net operating revenues and income before taxes is primarily attributed to a significant increase in the number of members of the Avalon Golf and Country Club in 2003 compared with the prior year, which in turn has significantly increased the number of rounds of golf played and increased food and beverage sales. The financial performance of the golf and related operations segment was negatively impacted by adverse weather conditions during the second and third quarters of 2003.

Avalon did not acquire rights to the Squaw Creek Country Club facility until November 2003. As such, net operating revenues and results of operations relating to such facility were not material in 2003.

Interest Income

Interest income was $.2 million in 2003 and 2002.

General Corporate Expenses

General corporate expenses increased to $3.6 million in 2003 compared with $3.2 million in 2002 primarily as a result of increased employee costs.

Net Loss

Avalon incurred a net loss of $3.6 million in 2003 compared with a net loss of $5.8 million in 2002. Although Avalon incurred a net loss in 2003 and 2002, Avalon recorded a small tax provision in both years instead of a tax benefit. This was the result of Avalon recording a valuation allowance to reduce the deferred tax assets because Avalon believes it is more likely than not that the deferred tax assets will not be realized.

Avalon Holdings Corporation and Subsidiaries

Trends and Uncertainties

In the ordinary course of conducting its business, Avalon becomes involved in lawsuits, administrative proceedings and governmental investigations, including those relating to environmental matters. Some of these proceedings may result in fines, penalties or judgments being assessed against Avalon which, from time to time, may have an impact on its business and financial condition. Although the outcome of such lawsuits or other proceedings cannot be predicted with certainty, management assesses the probability of loss and accrues a liability as appropriate. Avalon does not believe that any uninsured ultimate liabilities, fines or penalties resulting from such pending proceedings, individually or in the aggregate, will have a material adverse effect on its financial position or results of operations.

The federal government and numerous state and local governmental bodies are continuing to consider legislation or regulations to either restrict or impede the disposal and/or transportation of waste. A portion of Avalon’s waste management services revenues is derived from the brokerage of the disposal and/or transportation of out-of-state waste. Any law or regulation restricting or impeding the transportation of waste or the acceptance of out-of-state waste for disposal could have a negative effect on Avalon.

From time to time, Avalon enters into contracts that require surety bonds or other financial instruments to assure performance under the terms thereof. Although Avalon has obtained such bonds or other financial instruments in the past, substantial changes in the bond market have significantly limited Avalon’s ability to obtain surety bonds. No assurance can be given that such bonds will be available in the future or, if available, that the premiums and/or any collateral requirements for such bonds will be reasonable. The inability of Avalon to obtain surety bonds may adversely impact its future financial performance.

Avalon’s waste disposal brokerage management operations obtain and retain customers by providing services and identifying cost-efficient disposal options unique to a customer’s needs. Consolidation within the solid waste industry has resulted in reducing the number of disposal options available to waste generators and has caused disposal pricing to increase. Avalon does not believe that industry pricing changes alone will have a material effect upon its waste disposal brokerage and management operations. However, consolidation has had the effect of reducing the number of competitors offering disposal alternatives which may adversely impact the future financial performance of Avalon’s waste disposal brokerage and management operations.

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

Economic challenges throughout the industries served by Avalon have resulted in payment defaults by customers. While Avalon continuously endeavors to limit customers credit risks, customer specific financial downturns are not controllable by management. Significant customer payment defaults would have a material adverse impact upon Avalon’s future financial performance.

As a result of the acquisition of rights to the Squaw Creek facilities, the Avalon Lakes Golf Club has become the Avalon Golf and Country Club. In addition to a second championship golf course, the Squaw Creek facilities include a swimming pool, tennis courts and a clubhouse that provides dining and banquet facilities. The Avalon Golf and Country Club competes with many public courses and country clubs in the area. Although the golf courses will continue to be available to the general public, the primary source of revenues will be derived from the members of the Avalon Golf and Country Club. Avalon believes that the combination of the Squaw Creek and Avalon Lakes facilities will result in a significant increase in the number of members of the Avalon Golf and Country Club. Such increased membership, if attained, will result in increased net operating revenues; however, there can be no assurance as to when such increased membership will be attained. Failure by Avalon to attain increased membership could adversely affect the future financial performance of Avalon. Although Avalon has had a substantial increase in the number of members of the Avalon Golf and Country Club, as of December 31, 2004, Avalon has not attained its membership goals.

Avalon Holdings Corporation and Subsidiaries

Squaw Creek and Avalon Lakes currently hold liquor licenses for their respective facilities. If, for some reason, either of these facilities were to lose their liquor license, the financial performance of the golf and related operations would be adversely affected.

Avalon’s golf courses are located in Warren, Ohio and Vienna, Ohio and are significantly dependent upon weather conditions during the golf season. Additionally, all of Avalon’s other operations are somewhat seasonal in nature since a significant portion of those operations are primarily conducted in selected northeastern and midwestern states. As a result, Avalon’s financial performance is adversely affected by adverse weather conditions.

Management is currently evaluating Avalon’s strategic direction for the future. While there is no specific transactions under negotiation or pending at this time, Avalon does not necessarily intend to limit itself in the future to lines of business which it has historically conducted.

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

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with generally accepted accounting principles requires management to make judgments, assumptions, and estimates that affect reported amounts. Significant accounting policies used in the preparation of Avalon’s Consolidated Financial Statements are described in Note 2 to the consolidated financial statements. Estimates are used when accounting for, among other things, the allowance for doubtful accounts, asset impairments, contingencies and administrative proceedings, environmental matters, and taxes.

The majority of Avalon’s accounts receivable are due from industrial and commercial customers. Credit is extended based on an evaluation of a customer’s financial condition and, generally, collateral is not required. Accounts receivable are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. Avalon determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, Avalon’s previous loss history, the customer’s current ability to pay its obligation to Avalon, and the condition of the general economy and the industry as a whole. Avalon writes-off accounts receivable when they become uncollectible and payments subsequently received on such receivables are credited to the allowance for doubtful accounts, or to income, as appropriate under the circumstances.

Avalon Holdings Corporation and Subsidiaries

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

Avalon determines impairment on its note receivable considering a number of factors, including length of time scheduled payments are past due, the obligor’s current ability to pay its obligation to Avalon, correspondence with the obligor and other applicable factors. If, after consideration of these factors, it appears that the note receivable is impaired, management would record an impairment charge sufficient to reduce the carrying value of the note receivable to its estimated realizable value.

The ability to accurately predict future cash flows may impact the determination of fair value. Avalon’s assessments of cash flows represent management’s best estimate as of the time of the impairment review. Avalon estimates the future cash flows expected to result from the use and, if applicable, the eventual disposition of the assets. The key variables that management must estimate include, among other factors, sales, costs, inflation and capital spending. Significant management judgment is involved in estimating these variables, and they include inherent uncertainties. If different cash flows had been estimated in the current period, the value of the long-lived assets could have been materially impacted. Furthermore, Avalon’s accounting estimates may change from period to period as conditions in markets change, and this could materially impact financial results in future periods.

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

Avalon Holdings Corporation and Subsidiaries

Consolidated Balance Sheets

(in thousands, except for share data)

	December 31,
	2004	2003
Assets
Current Assets:
Cash and cash equivalents	$7,861	$3,224
Short-term investments (Note 3)	1,598	—
Accounts receivable, less allowance for doubtful accounts of $569 in 2004 and $527 in 2003	5,299	3,620
Prepaid expenses	255	1,448
Other current assets	226	218
Current assets – discontinued operations (Note 5)	1,632	8,819

Total current assets	16,871	17,329

Noncurrent investments (Note 3)	—	6,009
Property and equipment, net (Note 6)	17,774	18,392
Leased property under capital leases, net (Notes 4 and 6)	5,519	474
Other assets, net	880	80
Noncurrent assets – discontinued operations (Note 5)	2,496	6,770

Total assets	$43,540	$49,054

Liabilities and Shareholders’ Equity
Current Liabilities:
Current portion of obligations under capital leases (Notes 4 and 12)	$1	$—
Accounts payable	3,797	4,035
Accrued payroll and other compensation	457	230
Accrued income taxes	183	242
Other accrued taxes	210	295
Other liabilities and accrued expenses (Note 8)	1,629	1,447
Current liabilities – discontinued operations (Note 5)	749	3,885

Total current liabilities	7,026	10,134

Other noncurrent liabilities	21	—
Obligations under capital leases (Notes 4 and 12)	234	—
Contingencies and commitments (Notes 11 and 12)	—	—

Shareholders’ Equity (Note 10):
Class A Common Stock, $.01 par value, one vote per share; authorized 10,500,000 shares; issued and outstanding 3,185,240 shares at December 31, 2004 and December 31, 2003	32	32
Class B Common Stock, $.01 par value, ten votes per share; authorized 1,000,000 shares; issued and outstanding 618,091 shares at December 31, 2004 and December 31, 2003	6	6
Paid-in capital	58,096	58,096
Accumulated deficit	(21,873)	(19,218)
Accumulated other comprehensive income (loss)	(2)	4

Total shareholders’ equity	36,259	38,920

Total liabilities and shareholders’ equity	$43,540	$49,054

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Operations

(in thousands, except for per share amounts)

	Year Ended December 31,
	2004	2003	2002
Net operating revenues	$30,002	$24,734	$23,929

Costs and expenses:
Costs of operations	24,840	20,393	20,361
Selling, general and administrative expenses	6,377	6,530	6,104

Operating loss from continuing operations	(1,215)	(2,189)	(2,536)

Other income:
Interest expense	(15)	—	—
Interest income	195	168	227
Other income, net	190	209	148

Loss from continuing operations before income taxes	(845)	(1,812)	(2,161)

Provision for income taxes (Note 7):
Current	—	4	10
Deferred	—	—	—

	—	4	10

Loss from continuing operations	(845)	(1,816)	(2,171)

Discontinued operations (Note 5):
Loss from discontinued operations before income taxes[1]	(1,810)	(1,858)	(3,138)
Provision (benefit) for income taxes	—	(30)	529

Loss from discontinued operations	(1,810)	(1,828)	(3,667)

Net loss	$(2,655)	$(3,644)	$(5,838)

Net loss per share from continuing operations	$(.22)	$(.48)	$(.57)

Net loss per share from discontinued operations	$(.48)	$(.48)	$(.97)

Net loss per share (Note 2)	$(.70)	$(.96)	$(1.54)

Weighted average shares outstanding (Note 2)	3,803	3,803	3,803

[1]	Year ended December 31, 2004 includes a write-down of goodwill of $.5 million, a write-down of long-lived assets of $2.3 million, a write-down of a building of $.2 million, a bad debt recovery of $1.5 million and gains on sale of assets of $.5 million.

Year ended December 31, 2003 includes a write-down of a building of $1.6 million.

Year ended December 31, 2002 includes a loss on sale of assets of $.1 million.

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2004	2003	2002
Operating activities:
Loss from continuing operations	$(845)	$(1,816)	$(2,171)
Reconciliation of loss from continuing operations to cash provided by (used in) operating activities:
Depreciation	886	793	758
Amortization	1	1	1
Amortization of investments	8	57	106
Provision for losses on accounts receivable	107	584	488
Gain from disposal of property and equipment	—	(31)	(8)
Gain on sale of investments	(2)	—	(2)
Change in operating assets and liabilities:
Accounts receivable	(1,786)	146	691
Prepaid expenses	1,193	(28)	(210)
Other current assets	(8)	(123)	21
Other assets	(801)	1	(22)
Accounts payable	(238)	1,152	(168)
Accrued payroll and other compensation	227	70	(25)
Accrued income taxes	(59)	6	20
Other accrued taxes	(85)	24	120
Other liabilities and accrued expenses	182	639	248
Other noncurrent liabilities	21	—	—

Net cash (used in) provided by operating activities from continuing operations	(1,199)	1,475	(153)
Net cash provided by (used in) operating activities from discontinued operations	2,241	1,384	(141)

Net cash provided (used in) by operating activities	1,042	2,859	(294)

Investing activities:
Purchases of available-for-sale investments	—	(6,009)	—
Maturities/sales of available-for-sale investments	4,399	5,838	1,900
Capital expenditures	(5,154)	(607)	(2,488)
Proceeds from the sale of facilities	3,192	—	—
Proceeds from disposal of property and equipment	79	64	11

Net cash provided by (used in) investing activities from continuing operations	2,516	(714)	(577)
Net cash provided by (used in) investing activities from discontinued operations	1,082	(111)	(229)

Net cash provided by (used in) investing activities	3,598	(825)	(806)

Financing activities:
Principal payments on capital lease obligations	(3)	—	—

Net cash used in financing activities from continuing operations	(3)	—	—

Increase (decrease) in cash and cash equivalents	4,637	2,034	(1,100)
Cash and cash equivalents at beginning of year	3,224	1,190	2,290

Cash and cash equivalents at end of year	$7,861	$3,224	$1,190

Significant non-cash investing and financing activities:
Capital lease obligations incurred	$238	$—	$—

For supplemental disclosures of cash flow information, see Note 7.

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Shareholders’ Equity

(in thousands)

	For The Three Years Ended December 31, 2004
	Shares		Common Stock		Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (loss)	Total
	Class A	Class B	Class A	Class B
Balance at January 1, 2002	3,185	618	$32	$6	$58,096	$(9,736)	$—	$48,398
Net loss	—	—	—	—	—	(5,838)	—	(5,838)
Unrealized gain on investments	—	—	—	—	—	—	74	74

Balance at December 31, 2002	3,185	618	32	6	58,096	(15,574)	74	42,634
Net loss	—	—	—	—	—	(3,644)	—	(3,644)
Unrealized loss on investments	—	—	—	—	—	—	(70)	(70)

Balance at December 31, 2003	3,185	618	32	6	58,096	(19,218)	4	38,920
Net loss	—	—	—	—	—	(2,655)	—	(2,655)
Unrealized loss on investments	—	—	—	—	—	—	(6)	(6)

Balance at December 31, 2004	3,185	618	$32	$6	$58,096	$(21,873)	$(2)	$36,259

Consolidated Statements of Comprehensive Income(Loss)

(in thousands)

	Year Ended December 31,
	2004	2003	2002
Net loss	$(2,655)	$(3,644)	$(5,838)
Unrealized (loss) gain on investments	(6)	(70)	74

Comprehensive income (loss)	$(2,661)	$(3,714)	$(5,764)

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

In 2002, Avalon sold all of the fixed assets of its analytical laboratory business and in January 2004, Avalon sold all of the fixed assets of the remediation services business and discontinued the operations of the engineering and consulting services business. As such, the technical environmental services segment has been eliminated. The results of these operations are included in discontinued operations. All prior years information has been restated to reflect this change. The captive landfill management operations which were previously included in the technical environmental services segment has been combined with the waste disposal brokerage and management services segment to form the waste management services segment.

In July 2004, Avalon sold all of the common stock of DartAmericA, Inc., Avalon’s transportation operations. DartAmericA, Inc.’s wholly owned subsidiaries, Dart Trucking Company, Inc. and Dart Services, Inc., were included in the sale. As a result, the transportation services segment has been eliminated. The results of the transportation operations are included in discontinued operations. All current and prior year information has been restated to reflect this change.

Avalon provides waste management services to industrial, commercial, municipal and governmental customers primarily in selected northeastern and midwestern U.S. markets. Avalon also owns the Avalon Golf and Country Club, which operates two golf courses and related facilities.

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

Actual results could differ from those estimates. Certain prior year amounts have been reclassified to be consistent with the 2004 presentation.

Principles of consolidation

The consolidated financial statements include the accounts of Avalon and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and cash equivalents

Cash and cash equivalents include money market instruments and other highly liquid short-term investments that are stated at cost which approximates market value. Such investments, with original maturities of three months or less from date of purchase, are considered to be cash equivalents for purposes of the Consolidated Statements of Cash Flows and Consolidated Balance Sheets. The balance of such cash equivalents was $7,780,000 and $3,160,000 at December 31, 2004 and 2003, respectively. Such investments were not insured by the Federal Deposit Insurance Corporation.

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

Avalon Holdings Corporation and Subsidiaries

Financial instruments

The fair value of financial instruments consisting of cash, cash equivalents, accounts receivable, and accounts payable at December 31, 2004 and 2003, approximates carrying value due to the relative short maturity of these financial instruments. The fair value of available-for-sale investments, based upon market quotes, was $1,598,000 at December 31, 2004 and $6,009,000 at December 31, 2003. The fair value of the secured note receivable approximates its carrying value of $1 million at December 31, 2004, based upon an evaluation of prevailing market interest rates and other applicable factors.

Property and equipment

Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful life of the asset which varies from 10 to 30 years for land improvements; 5 to 50 years in the case of buildings and improvements; and from 3 to 10 years for machinery and equipment, vehicles and office furniture and equipment (See Note 6).

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

A valuation allowance is recorded against net deferred tax assets when it is determined that it is more likely than not that such deferred tax assets will not be realized.

Revenue recognition

Avalon recognizes revenue for waste management services as services are performed. Revenue for golf operations are recognized as services are provided with the exception of membership dues which, beginning in 2004, are prorated monthly over the entire year. Previously, membership dues were prorated monthly from May through October.

Accounts Receivable

The majority of Avalon’s accounts receivable are due from industrial and commercial customers. Credit is extended based on evaluation of a customer’s financial condition and, generally collateral is not required. Accounts receivable are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. Avalon determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, Avalon’s previous loss history, the customer’s current ability to pay its obligation to Avalon, and the condition of the general economy and the industry as a whole. Avalon writes-off accounts receivable when they become uncollectible and payments subsequently received on such receivables are credited to the allowance for doubtful accounts, or to income, as appropriate under the circumstances.

Asset impairments

Effective January 1, 2002, Avalon adopted SFAS No. 142, “Goodwill and Other Intangible Assets”. In accordance with this statement, Avalon performs tests for impairment of goodwill annually or whenever circumstances indicate a potential impairment. In determining whether an impairment exists, Avalon compares the fair value of the reporting unit associated with the goodwill to the carrying value of its net assets, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, then the implied fair value of reporting unit goodwill is compared to the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to the excess. Avalon determines the fair value using a variety of methods including quoted market prices, cash flow analyses and estimates of earnings or revenues. Where applicable, an appropriate discount rate is used.

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

Avalon Holdings Corporation and Subsidiaries

Avalon determines impairment on its note receivable considering a number of factors, including length of time scheduled payments are past due, the obligor’s current ability to pay its obligation to Avalon, correspondence with the obligor and other applicable factors. If, after consideration of these factors, it appears that the note receivable is impaired, management would record an impairment charge sufficient to reduce the carrying value of the note receivable to its estimated realizable value.

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

Basic net income (loss) per share

For the years ended December 31, 2004, 2003 and 2002 basic net income (loss) per share has been computed using the weighted average number of common shares outstanding during each period, which was 3,803,331. There were no common equivalent shares outstanding and therefore diluted per share amounts are equal to basic per share amounts for all years presented.

Note 3. Investments

Avalon held available-for-sale securities of $1,598,000 at December 31, 2004 which are included in the Consolidated Balance Sheets under the caption “Short-term investments”. At December 31, 2003, Avalon held available-for-sale securities of $6,009,000 which are included in the Consolidated Balance Sheets under the caption “Noncurrent investments”. As a result of the classification of these securities as available-for-sale, Avalon recognized unrealized losses of $6,000 and $70,000, net of applicable income taxes, for the years ended December 31, 2004 and 2003, respectively, and net unrealized gains of $74,000, net of applicable income taxes, for the year ended December 31, 2002, as a component of other comprehensive income (loss).

Accumulated other comprehensive income (loss) consisted of an unrealized loss of $2,000 at December 31, 2004 and an unrealized gain of $4,000 at December 31, 2003.

Information regarding investment securities consists of the following (in thousands):

	December 31, 2004
	Amortized Cost	Gross Unrealized Losses	Estimated Fair Value
Available-for-Sale
U.S. Treasury Notes	$1,600	$(2)	$1,598

	December 31, 2003
	Amortized Cost	Gross Unrealized Gains	Estimated Fair Value
Available-for-Sale
U.S. Treasury Notes	$6,005	$4	$6,009

The amortized cost and estimated fair value of available-for-sale investments at December 31, 2004, by contractual maturity, consists of the following (in thousands):

	Available-For-Sale
	Amortized Cost	Estimated Fair Value
Due in one year or less	$1,600	$1,598
Due after one year through five years	—	—

Total	$1,600	$1,598

Note 4. Capital Leased Assets

Avalon entered into a long-term agreement with Squaw Creek Country Club to lease and operate its golf course and related facilities. The lease, which commenced November 1, 2003, has an initial term of ten (10) years with four (4) consecutive ten (10) year renewal term options unilaterally exercisable by Avalon. Under the lease, Avalon is obligated to pay $15,000 in annual rent and make leasehold improvements of $150,000 per year. Amounts expended by Avalon for leasehold improvements during a given year in excess of $150,000 will be carried forward and applied to future leasehold improvement obligations. Avalon has made $5.6 million of leasehold improvements as of December 31, 2004. Based upon the amount of leasehold improvements already made and leasehold improvements anticipated to be made in the future, Avalon expects to exercise all its renewal options. As a result of the $5.6 million of leasehold improvements made in the first year of the lease, the lease is deemed to have been modified and, as such, has been reclassified and recorded as a capital lease instead of an operating lease as originally recorded.

Avalon Holdings Corporation and Subsidiaries

Note 5. Discontinued Operations

As previously disclosed, Avalon had been evaluating the business and prospects of its transportation operations in light of its financial performance over the past few years. Such evaluation included an examination of each type of transportation service provided and measures needed to increase the profitability of these services, as well as the consideration of other strategic alternatives including, without limitation, the discontinuation of certain operations. In connection with the transportation of municipal solid waste, Avalon’s transportation operations provided loading services at several municipal solid waste transfer stations. The profitability of such operations was dependent upon the volume of waste delivered to each transfer station. The volume of waste delivered to each transfer station was not within Avalon’s control and had been less than anticipated. During the second quarter of 2004, Avalon ceased transportation operations at three Massachusetts municipal solid waste transfer stations. In conjunction with the cessation of these transfer station operations, Avalon closed its Oxford, Massachusetts terminal. Also, during the second quarter Avalon sold approximately $.2 million of idle assets of the transportation operations and recognized a gain of approximately $.4 million.

In addition, on June 25, 2004, Avalon announced that it had reached an agreement in principle to sell all of the common stock of DartAmericA, Inc. (“DartAmericA”), Avalon’s transportation operations, to BMC International, Inc. (“BMC”). Based upon the proposed selling price and in accordance with Avalon’s asset impairment policy, Avalon recorded a write-down of costs in excess of fair market value of net assets of acquired businesses (“goodwill”) of approximately $.5 million and a write-down of the long-lived assets of approximately $2.3 million in the second quarter of 2004. The results of operations of the transportation operations for the current and prior years, including the write-down of goodwill and long-lived assets, have been included in discontinued operations.

On July 15, 2004, Avalon completed the sale of DartAmericA for a selling price of approximately $4.2 million. At the closing, BMC delivered to Avalon $3 million in cash and a secured promissory note of $1 million payable in 6 monthly installments of interest only and 54 equal monthly installments of $21,583 commencing February 15, 2005. The promissory note bears interest at a rate of 6.875%. The balance of the selling price, $.2 million, was based upon changes in certain of DartAmericA’s balance sheet items from March 31, 2004 to June 30, 2004. Such amount was paid in September 2004. By purchasing the common stock of DartAmericA, BMC also acquired DartAmericA’s wholly owned subsidiaries including Dart Trucking Company, Inc. (“Dart”) and Dart Services, Inc. and assumed Dart’s operating lease obligations of approximately $5 million. Prior to the completion of the sale, DartAmericA transferred to Avalon, Dart Realty, Inc., a wholly owned subsidiary of DartAmericA, which owned the Canfield, Ohio terminal. Avalon intends to sell this facility. As a result, this facility is classified as held-for-sale and the expenses related to the maintenance and operation of this facility are included in discontinued operations. In addition, DartAmericA transferred to Avalon all of the accounts receivable outstanding for more than 60 days as of June 30, 2004. Such receivables amounted to approximately $.5 million, net of the allowance for doubtful accounts. Avalon collected the $.5 million in receivables subsequent to the sale.

Avalon’s environmental remediation operations had continued to experience operating losses as a result of a decline in net operating revenues and operational inefficiencies. Recognizing that the continuing losses incurred by the environmental remediation business would adversely impact Avalon’s future financial performance, in the fourth quarter of 2003, management determined that it was in Avalon’s best interest to sell or discontinue the operation of the environmental remediation business. In January 2004, Avalon sold all of the fixed assets of the remediation business for $.2 million and recorded a gain of $.1 million on the sale. As part of the transaction, the purchaser assumed all of the remediation business’ obligations relating to ongoing projects. The remediation business retained all of its other liabilities and assets, including cash and accounts receivable. The results of operations of the remediation business have been included in discontinued operations.

In the fourth quarter of 2001, the remediation business recorded a pretax charge of $2.2 million to the provision for losses on accounts receivable as a result of IT Group Inc., and most of its subsidiaries, including IT Corporation (“IT”), having filed for protection under Chapter 11 of the United States Bankruptcy Code on January 16, 2002. The remediation business had performed services as a subcontractor to IT for which it had not received payment. In the fourth quarter of 2002, the remediation business purchased from IT, for a nominal amount, the receivable relating to the contract under which it had performed services. The remediation business subsequently filed for binding arbitration under the provisions of the contract for payment of such receivable. On October 25, 2004, as a result of such arbitration, the remediation business was awarded, after offsets for counterclaims, the net amount of $1.4 million, plus interest of $.1 million for its claim. Such amount was recorded as income in discontinued operations in the third quarter of 2004. Such monies were received in February 2005.

The financial results of Avalon’s technical environmental engineering and consulting business had been at a level lower than expected. The business began to experience losses and Avalon believed that the losses were likely to

Avalon Holdings Corporation and Subsidiaries

continue in the future. Accordingly, in the fourth quarter of 2003, management determined that it was in Avalon’s best interest to discontinue the operations of the engineering and consulting business. In January 2004, Avalon discontinued such operations and the results are included in discontinued operations.

Concurrent with the decision to discontinue the technical environmental engineering and consulting business, Avalon decided to sell the building associated with the technical environmental services operations. As a result, the building is classified as held-for-sale and the expenses related to the maintenance and operations of the building are included in discontinued operations.

Based upon quoted estimated market prices, Avalon recorded a $.2 million write-down of the building in 2004 and a $1.6 million write-down of the building in 2003. Such write-downs are included in discontinued operations.

Note 6. Property and Equipment

Property and equipment at December 31, 2004 and 2003 consists of the following (in thousands):

	2004	2003
Land and land improvements	$10,341	$10,389
Buildings and improvements	9,256	9,256
Machinery and equipment	1,202	1,185
Vehicles	166	166
Office furniture and equipment	1,139	1,125
Construction in progress	162	26

	22,266	22,147

Less accumulated depreciation and amortization	(4,492)	(3,755)

Property and equipment, net	$17,774	$18,392

Leased property under capital leases at December 31, 2004 and 2003 consists of the following (in thousands):

	2004	2003
Leased property under capital leases	$5,647	$474
Accumulated amortization	128	—

Leased property under capital leases, net	$5,519	$474

Note 7. Income Taxes

Loss before income taxes for each of the three years in the period ended December 31, 2004 was subject to taxation under United States jurisdictions only.

Total provisions (benefits) for income taxes consist of the following (in thousands):

	2004	2003	2002
Continuing operations	$—	$4	$10
Discontinued operations	—	(30)	529

	$—	$(26)	$539

The provision (benefit) for income taxes from continuing operations consists of the following (in thousands):

	2004	2003	2002
Current:
Federal	$—	$—	$—
State	—	4	10

	—	4	10

Deferred:
Federal	—	—	—
State	—	—	—

	—	—	—

	$—	$4	$10

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets (liabilities) at December 31, 2004 and 2003 are as follows (in thousands):

	2004	2003
Deferred tax assets:
Accounts receivable, allowance for doubtful accounts	$201	$1,900
Reserves not deductible until paid	173	243
Net operating loss carry-forwards
Federal	2,000	2,533
State	456	808
Capital loss carry-forward	2,903	—
Other	3	23

Gross deferred tax assets	5,736	5,507
Less valuation allowance	(5,088)	(4,050)

Deferred tax assets net of valuation allowance	$648	$1,457

Deferred tax liabilities:
Property and equipment	$(648)	$(1,335)
Other	—	(122)

Gross deferred tax liabilities	$(648)	$(1,457)

Net deferred tax asset	$—	$—

The provision (benefit) for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to income (loss) from continuing operations before income taxes as a result of the following differences (in thousands):

	2004	2003	2002
Loss before income taxes from continuing operations	$(845)	$(1,812)	$(2,161)
Federal statutory tax rate	35%	35%	35%

	(296)	(634)	(756)
State income taxes, net of federal income tax benefits	—	1	7
Change in valuation allowance	253	583	705
Other nondeductible expenses	33	31	34
Other, net	10	23	20

	$—	$4	$10

Avalon Holdings Corporation and Subsidiaries

Avalon received net income tax refunds of $3,000 and $35,000 in 2004 and 2003, respectively. Avalon made net income tax payments of $3,000 in 2002.

At December 31, 2004, Avalon has taxable loss carryforwards for federal income tax purposes aggregating approximately $5,882,000, which are available to offset future federal taxable income. These carryforwards expire in 2020 through 2024. Avalon has a capital loss carryforward for federal income tax purposes of approximately $8,538,000 which is available to offset future federal capital gain income. This carryforward expires in 2009. In addition, at December 31, 2004, certain subsidiaries of Avalon have net operating loss carryforwards for state purposes aggregating to approximately $6,826,000, which are available to offset future state taxable income. These carryforwards expire at various dates through 2024. A valuation allowance has been provided because it is more likely than not that the deferred tax assets relating to certain of the federal and state loss carryforwards will not be realized.

Note 8. Retirement Benefits

Avalon sponsors a defined contribution profit sharing plan that is a qualified tax deferred benefit plan under Section 401(k) of the Internal Revenue Code (the “Plan”). Substantially all employees are eligible to participate in the Plan. The Plan provides for employer discretionary cash contributions as determined by Avalon’s Board of Directors. Discretionary contributions vest on a graduated basis and become 100% vested after six years of service. Plan participants may also contribute a portion of their annual compensation to the Plan, subject to maximums imposed by the Internal Revenue Code and related regulations. Costs charged to operations for Avalon’s contributions were $79,000, $84,000 and $83,000 for the years 2004, 2003 and 2002, respectively. These amounts are contributed in the year subsequent to the year expensed and are included in the respective Consolidated Balance Sheets under the caption “Other liabilities and accrued expenses.”

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

Avalon Holdings Corporation and Subsidiaries

Class A Common Stock. Shares of Class B Common Stock are also automatically converted into shares of Class A Common Stock on the transfer of such shares to any person other than Avalon, another holder of Class B Common Stock or a Permitted Transferee, as defined in Avalon’s Articles of Incorporation. The Class A Common Stock is not convertible.

Note 11. Legal Matters

In the ordinary course of conducting its business, Avalon becomes involved in lawsuits, administrative proceedings and governmental investigations, including those related to environmental matters. Some of these proceedings may result in fines, penalties or judgments being assessed against Avalon which, from time to time, may have an impact on its business and financial condition. Although the outcome of such lawsuits or other proceedings cannot be predicted with certainty, Avalon does not believe that any uninsured ultimate liabilities, fines or penalties resulting from such pending proceedings, individually or in the aggregate, would have a material adverse effect on its financial position or results of operations.

Note 12: Lease Commitments

Future commitments under long-term, operating leases and capital leases at December 31, 2004 are as follows (in thousands):

	Capital	Operating	Total
2005	$15	$341	$356
2006	15	289	304
2007	15	229	244
2008	15	226	241
2009	15	26	41
After 2009	645	0	645

Total minimum lease payments	$720	$1,111	$1,831

Less: Amounts representing interest	485

Present value of minimum payments	235
Less: Current portion of obligations under capital leases	1

Long-term portion of obligations under capital leases	$234

Rental expense included in the Consolidated Statements of Operations amounted to $332,000 in 2004, $194,000 in 2003, and $145,000 in 2002.

Note 13. Business Segment Information

In applying SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information,” Avalon considered its operating and management structure and the types of information subject to regular review by its “chief operating decision maker.” On this basis, Avalon’s reportable segments include waste management services and golf and related operations. Avalon accounts for intersegment net operating revenues as if the transactions were to third parties. The segment disclosures are presented on this basis for all years presented.

Avalon’s primary business segment, the waste management services segment, provides hazardous and nonhazardous brokerage and management services to industrial, commercial, municipal and governmental customers and manages a captive landfill for an industrial customer. The golf and related operations segment includes the operations of two golf courses and related facilities and a travel agency. Avalon does not have significant operations located outside the United States and, accordingly, geographical segment information is not presented.

In 2004, one customer accounted for approximately 14% of the waste management services segment’s net operating revenues to external customers, and approximately 12% of Avalon’s consolidated net operating revenues. In 2003 and 2002, no customers individually accounted for 10% or more of Avalon’s consolidated net operating revenues.

Avalon Holdings Corporation and Subsidiaries

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

	2004	2003	2002
Net operating revenues from:
Waste management services:
External customers revenues	$25,493	$22,137	$22,100
Intersegment revenues	163	201	422

Total waste management services	25,656	22,338	22,522

Golf and related operations:
External customer revenues	4,509	2,597	1,829
Intersegment revenues	38	78	88

Total golf and related operations	4,547	2,675	1,917

Segment operating revenues	30,203	25,013	24,439
Intersegment eliminations	(201)	(279)	(510)

Total net operating revenues	$30,002	$24,734	$23,929

Income (loss) from continuing operations before taxes:
Waste management services	$2,488	$1,512	$1,140
Golf and related operations	24	66	(303)
Other businesses	—	(13)	—

Segment income before taxes	2,512	1,565	837
Corporate interest income	92	154	209
Corporate other income, net	(7)	30	35
General corporate expenses	(3,442)	(3,561)	(3,242)

Loss from continuing operations before taxes	$(845)	$(1,812)	$(2,161)

Depreciation and amortization:
Waste management services	$60	$84	$94
Golf and related operations	650	524	473
Corporate	185	243	298

Total	$895	$851	$865

	2004	2003	2002
Interest income:
Waste management services	$92	$12	$16
Golf and related operations	11	2	2
Corporate	92	154	209

Total	$195	$168	$227

Capital expenditures:
Waste management services	$18	$6	$42
Golf and related operations	5,092	575	2,433
Corporate	44	26	13

Total	$5,154	$607	$2,488

Identifiable assets at December 31:
Waste management services	$4,609	$5,821	$6,100
Golf and related operations	19,574	14,825	14,376
Other businesses	731	557	566
Corporate	33,838	28,704	26,835
Discontinued operations	4,128	15,589	19,458

Sub Total	62,880	65,496	67,335
Elimination of intersegment receivables	(19,340)	(16,442)	(15,689)

Total	$43,540	$49,054	$51,646

Note 14. Recently Issued Financial Accounting Standards

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment”. This statement revises FASB Statement No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS No. 123 (revised 2004) focuses primarily on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123 (revised 2004) requires companies to recognize in the statement of operations the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions). The provisions for this statement are effective for the beginning of the first interim or annual reporting period that begins after June 15, 2005. Although management is still reviewing the provisions of SFAS No. 123 (revised 2004), its preliminary assessment is that this statement will not have a material impact on Avalon’s financial position or results of operations.

Avalon Holdings Corporation and Subsidiaries

Note 15. Quarterly financial data (Unaudited)

Selected quarterly financial data for each quarter in 2004 and 2003 is as follows (in thousands except for per share amounts):

	Year Ended December 31, 2004*, restated
	First** Quarter	Second** Quarter	Third** Quarter	Fourth Quarter	Total
Net operating revenues	$6,239	$7,262	$8,448	$8,053	$30,002
Operating income (loss) from continuing operations	(487)	(151)	(609)	32	(1,215)
Income (loss) from continuing operations	(411)	(84)	(463)	113	(845)
Income (loss) from discontinued operations	(614)	(2,414)	1,500	(282)	(1,810)
Net income (loss)	(1,025)	(2,498)	1,037	(169)	(2,655)
Basic net income (loss) per share from continuing operations	(.11)	(.02)	(.13)	.04	(.22)
Basic net income (loss) per share from discontinued operations	(.16)	(.64)	.40	(.08)	(.48)
Basic net income (loss) per share	$(.27)	$(.66)	$.27	$(.04)	$(.70)

	Year Ended December 31, 2004*, previously reported
	First Quarter	Second Quarter	Third Quarter
Net operating revenues	$6,239	$7,262	$8,448
Operating income (loss) from continuing operations	(524)	(173)	(592)
Income (loss) from continuing operations	(444)	(103)	(442)
Income (loss) from discontinued operations	(614)	(2,414)	1,500
Net income (loss)	(1,058)	(2,517)	1,058
Basic net income (loss) per share from continuing operations	(.12)	(.02)	(.12)
Basic net income (loss) per share from discontinued operations	(.16)	(.64)	.40
Basic net loss per share	$(.28)	$(.66)	$.28

	Year Ended December 31, 2003*
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net operating revenues	$5,103	$7,213	$6,524	$5,894	$24,734
Operating loss from continuing operations	(849)	(462)	(257)	(621)	(2,189)
Loss from continuing operations	(761)	(384)	(150)	(521)	(1,816)
Income (loss) from discontinued operations	(218)	(3)	102	(1,709)	(1,828)
Net loss	(979)	(387)	(48)	(2,230)	(3,644)
Basic net loss per share from continuing operations	(.20)	(.10)	(.04)	(.14)	(.48)
Basic net income (loss) per share from discontinued operations	(.06)	—	.03	(.45)	(.48)
Basic net loss per share	$(.26)	$(.10)	$(.01)	$(.59)	$(.96)

*	The information in the above quarterly financial data for the first two quarters of the year ended December 31, 2004 and for the year ended December 31, 2003 has been reclassified from the information previously reported in Avalon’s filings on Form 10Q and Form 10K to reflect discontinued operations.
**	The information in the above quarterly financial data for the first three quarters of the year ended December 31, 2004 has been adjusted to reflect the reclassification of the lease for the Squaw Creek facilities from an operating lease to a capital lease.

Avalon Holdings Corporation and Subsidiaries

Report of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors of Avalon Holdings Corporation

We have audited the accompanying consolidated balance sheets of Avalon Holdings Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders’ equity, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Avalon Holdings Corporation and subsidiaries as of December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

/s/ Grant Thornton LLP

Cleveland, Ohio
February 18, 2005

Avalon Holdings Corporation and Subsidiaries

Digest of Financial Data

	(All amounts are in thousands, except per share data, percentages and number of employees )
	2004	2003	2002	2001	2000
SELECTED STATEMENT OF OPERATIONS INFORMATION
Net operating revenues	$30,002	$24,734	$23,929	$25,178	$19,028
Operating loss from continuing operations	(1,215)	(2,189)	(2,536)	(2,659)	(3,093)
Interest expense	15	—	—	—	—
Loss from continuing operations	(845)	(1,816)	(2,171)	(956)	(1,248)
Loss from discontinued operations	(1,810)	(1,828)	(3,667)	(2,374)	(1,185)
Net loss	(2,655)	(3,644)	(5,838)	(3,330)	(2,433)
Net loss per share from continuing operations	(.22)	(.48)	(.57)	(.25)	(.33)
Net loss per share from discontinued operations	(.48)	(.48)	(.97)	(.63)	(.31)
Net loss per share	(.70)	(.96)	(1.54)	(.88)	(.64)
Dividends per Class A share	—	—	—	—	—
Dividends per Class B share	—	—	—	—	—
Weighted average shares used to calculate net income and pro forma net (loss) per share	3,803	3,803	3,803	3,803	3,803

SELECTED CASH FLOW INFORMATION
Net cash provided by (used in) operating activities from continuing operations	(1,199)	1,475	(153)	(1,062)	(2,387)
Cash used for capital expenditures	5,154	607	2,488	874	4,819

SELECTED YEAR-END BALANCE SHEET INFORMATION
Cash and cash equivalents	7,861	3,224	1,190	2,290	8,953
Current assets	16,871	17,329	22,666	25,135	30,952
Current liabilities	7,026	10,134	8,881	10,748	9,223
Working capital	9,845	7,195	13,785	14,387	21,729
Properties less accumulated depreciation and amortization	17,774	18,392	19,085	17,358	17,268
Leased property under capital leases, net	5,519	474	—	—	—
Total assets	43,540	49,054	51,646	59,967	62,310
Current portion of obligation under capital leases	1	—	—	—	—
Long-term obligations under capital leases	234	—	—	—	—
Deferred income tax liability	—	—	—	701	1,239
Shareholders’ equity	36,259	38,920	42,634	48,398	51,728

OTHER INFORMATION
Working capital ratio	2.4:1	1.7:1	2.6:1	2.3:1	3.4:1
Quoted market price-Class A Shares:
High	4.09	2.70	3.40	3.55	5 3/4
Low	2.43	1.70	1.96	2.20	2 5/16
Year-end	3.16	2.63	2.00	2.85	2 3/4
Number of employees at year-end	120	321	346	422	450

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

Warren, Ohio 44484-5555

(330) 856-8898

Avalon Lakes Golf Course

One American Way

Warren, Ohio 44484-5555

(330) 856-8898

Squaw Creek Golf Course

761 Youngstown-Kingsville Road

Vienna, Ohio 44473

(330) 539-5103

Avalon Travel, Inc.

One American Way

Warren, Ohio 44484-5555

(330) 856-8400

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

    Audit Committee

    Option Plan Committee

Thomas C. Kniss

Partner, Kniss Kletzli & Associates, P.C.

    Audit Committee (Chairman)

    Option Plan Committee (Chairman)

Officers

Ronald E. Klingle

Chief Executive Officer

Frank Lamanna

Treasurer and Chief Financial Officer

Ted Wesolowski

Secretary

Frances R. Klingle

Chief Administrative Officer

Kenneth R. Nichols

Vice President, Taxes

Richard Fees

Controller

Avalon Holdings Corporation and Subsidiaries

Shareholder Information

Common stock information

Avalon’s Class A Common Stock is listed on the American Stock Exchange (symbol: AWX). Quarterly stock information for 2004, 2003 and 2002 as reported by The Wall Street Journal is as follows:

2004: Quarter Ended	High	Low	Close
March 31	4.09	2.58	3.00
June 30	3.20	2.43	2.90
September 30	3.32	2.80	2.85
December 31	3.30	2.78	3.16

2003: Quarter Ended	High	Low	Close
March 31	2.06	1.70	1.89
June 30	2.12	1.70	2.06
September 30	2.39	2.05	2.38
December 31	2.70	2.22	2.63

2002: Quarter Ended	High	Low	Close
March 31	3.40	2.75	2.90
June 30	2.94	2.40	2.40
September 30	2.56	2.05	2.05
December 31	2.50	1.96	2.00

No dividends were paid during 2004.

There are 561 Class A and 11 Class B Common Stock shareholders of record as of the close of business March 7, 2005. The number of holders is based upon the actual holders registered on the records of Avalon’s transfer agent and registrar and does not include holders of shares in “street names” or persons, partnerships, associations, corporations or other entities identified in security position listings maintained by depository trust companies.

Dividend policy

Avalon presently intends to retain earnings for use in the operation and expansion of its business and therefore does not anticipate paying any cash dividends in the foreseeable future.

Annual report on Form 10-K

Copies of Avalon’s annual report on Form 10-K can be obtained free of charge by writing to Avalon Holdings Corporation, One American Way, Warren, Ohio 44484-5555, Attention: Shareholder Relations or by visiting Avalon’s web-site at www.avalonholdings.com.

Transfer agent and registrar

The transfer agent and registrar for Avalon is American Stock Transfer and Trust Company. All correspondence concerning stock transfers should be directed to them at 59 Maiden Lane, New York, New York 10038.

Investor inquiries

Security analysts, institutional investors, shareholders, news media representatives and others seeking financial information or general information about Avalon are invited to direct their inquiries to Frank Lamanna, Treasurer and Chief Financial Officer, telephone (330) 856-8800.

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