Form 10-K, Exhibit 13
period 2005-12-31
AVALON HOLDINGS CORP
filed 2006-03-20
CIK 1061069

Exhibit 13.1

Avalon Holdings Corporation

2005 Annual Report

Contents

Financial Highlights	1

Management’s Discussion and Analysis of Financial Condition and Results of Operations	2

Consolidated Balance Sheets	9

Consolidated Statements of Operations	10

Consolidated Statements of Cash Flows	11

Consolidated Statements of Shareholders’ Equity	12

Consolidated Statements of Comprehensive Income (Loss)	12

Notes to Consolidated Financial Statements	13

Report of Independent Registered Public Accounting Firm	22

Digest of Financial Data	23

Company Location Directory	24

Directors and Officers	25

Shareholder Information	26

Financial Highlights

(in thousands, except for per share amounts)

For the year	2005	2004
Net operating revenues	$34,157	$30,002
Income (loss) from continuing operations	541	(845)
Loss from discontinued operations	(151)	(1,810)
Net income (loss)	390	(2,655)
Income (loss) per share from continuing operations	.14	(.22)
Loss per share from discontinued operations	(.04)	(.48)
Net income (loss) per share	.10	(.70)

At year-end	2005	2004
Working capital	$11,630	$9,845
Total assets	43,588	43,540
Shareholders’ equity	36,641	36,259

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

Liquidity and Capital Resources

For the year 2005, Avalon utilized cash provided by operations to fund capital expenditures and meet operating needs.

Avalon’s aggregate capital expenditures in 2005 were $1.0 million which related principally to building improvements, the purchase of golf course and restaurant equipment and the development of software for Avalon’s golf and restaurant operations. Avalon’s aggregate capital expenditures in 2006 are expected to be in the range of $.5 million to $1.0 million, which will relate to building improvements and the purchase of golf course equipment.

On November 1, 2003, Avalon entered into a long-term agreement with Squaw Creek Country Club to lease and operate its golf course and related facilities. The lease has an initial term of ten (10) years with four (4) consecutive ten (10) year renewal term options unilaterally exercisable by Avalon. Under the lease, Avalon is obligated to pay $15,000 in annual rent and make leasehold improvements of $150,000 per year. Amounts expended by Avalon for leasehold improvements during a given year in excess of $150,000 will be carried forward and applied to future leasehold improvement obligations. Avalon has made $6.1 million of leasehold improvements as of December 31, 2005. Based upon the amount of leasehold improvements already made and leasehold improvements anticipated to be made in the future, Avalon expects to exercise all of its renewal options.

Working capital was $11.6 million at December 31, 2005 compared with $9.8 million at December 31, 2004. The increase is primarily the result of an increase in short-term investments and an increase in accounts receivable relating to the waste brokerage and management services operations. As described below, the increase in short-term investments was primarily from the additional monies received in 2005 from an arbitration settlement, payments received on a promissory note and the sale of assets.

The increase in accounts receivable at December 31, 2005 compared with December 31, 2004 is primarily due to increased net operating revenues of the waste management services segment in the fourth quarter of 2005 compared with the fourth quarter of 2004 and a reduction in the allowance for doubtful accounts due to collections on previously reserved accounts.

In the fourth quarter of 2001, Avalon’s remediation business had recorded a pretax charge of $2.2 million to the provision for losses on accounts receivable as a result of IT Group, Inc., and most of its subsidiaries, including IT Corporation (“IT”), having filed for protection under Chapter 11 of the United States Bankruptcy Code on January 16, 2002. The remediation business had performed services as a subcontractor to IT for which it had not received payment. In the fourth quarter of 2002, the remediation business purchased from IT, for a nominal amount, the receivable relating to the contract under which it had performed services. The remediation business subsequently filed for binding arbitration under the provisions of the contract for payment of such receivable. On October 25, 2004, as a result of such arbitration, the remediation business was awarded, after offsets for counterclaims, the net amount of $1.4 million, plus interest of $.1 million for its claim. Such monies were received in February 2005.

Avalon Holdings Corporation and Subsidiaries

On July 15, 2004, Avalon completed the sale of DartAmericA, Inc. for a selling price of approximately $4.2 million. At the closing, BMC International, Inc. (“BMC”) delivered to Avalon $3.0 million in cash and a secured promissory note of $1.0 million payable in 6 monthly installments of interest only and 54 equal monthly installments of $21,583 commencing February 15, 2005. The balance of the selling price, $.2 million, was based upon changes in certain of DartAmericA, Inc.’s balance sheet items from March 31, 2004 to June 30, 2004 and was paid in September 2004. On June 30, 2005, BMC paid Avalon the remaining balance of the promissory note which amounted to approximately $.9 million.

In May 2005, Avalon sold, for approximately $.3 million, the Canfield, Ohio terminal building and property that was transferred to Avalon prior to the completion of the sale of DartAmericA, Inc.

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

Off-Balance Sheet Arrangements, Contractual Obligations and Contingent Liabilities and Commitments

The following table summarizes Avalon’s significant off-balance sheet contractual obligations at December 31, 2005, and the effect such obligations are expected to have on Avalon’s liquidity and cash flows in future periods.

	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Operating lease obligations	$793,000	$297,000	$470,000	$26,000	$—
Capital lease obligations	705,000	15,000	30,000	30,000	630,000

	$1,498,000	$312,000	$500,000	$56,000	$630,000

Results of Operations

Avalon’s primary business segment, the waste management services segment, provides hazardous and nonhazardous waste brokerage and management services and captive landfill management services. The golf and related operations segment includes the operation of two golf courses and related facilities and a travel agency.

Performance in 2005 compared with 2004

Overall Performance

Net operating revenues increased to $34.2 million in 2005 compared with $30.0 million in 2004. The increase is primarily the result of higher net operating revenues of the waste management services segment and, to a lesser extent, increased net operating revenues of the golf and related operations segment. Costs of operations increased to $28.5 million in 2005 compared with $24.8 million in 2004. The increase in costs of operations is primarily due to higher net operating revenues of the waste management services segment in which costs have a direct relationship to

Avalon Holdings Corporation and Subsidiaries

revenues. Consolidated selling, general and administrative expenses decreased to $5.6 million in 2005 compared with $6.4 million in 2004 primarily as a result of decreased employee costs and bonuses. In 2004, consolidated selling, general and administrative expenses included approximately $.5 million of non-recurring bonuses. Avalon recorded income from continuing operations of $.5 million in 2005 compared with a loss from continuing operations of $.8 million in 2004.

Segment Performance. Segment performance should be read in conjunction with Note 13 to the Consolidated Financial Statements.

Net operating revenues of the waste management services segment increased to $28.9 million in 2005 compared with $25.7 million in 2004. The increase in net operating revenues is primarily the result of an increase in the level of waste brokerage and management services provided. Income from continuing operations before taxes of the waste management services segment increased to $3.0 million in 2005 compared with $2.5 million in 2004 primarily as a result of the increased level of business of the waste brokerage and management services and a decrease in the provision for losses on accounts receivable. Income from continuing operations before taxes of the captive landfill operations were flat in 2005 compared with 2004.

Avalon’s golf and related operations segment consists primarily of two golf courses, clubhouses that provide dining and banquet facilities and a travel agency. Although the golf courses continue to be available to the general public, the primary source of revenues arise from the members of the Avalon Golf and Country Club. With the addition of the Squaw Creek facilities in November 2003, the Avalon Golf and Country Club has been open year round instead of just during the golf season. Membership in the Avalon Golf and Country Club entitles members to use both the Avalon Lakes golf course facilities and the Squaw Creek facilities. As a result of Avalon entering into the long-term lease agreement with Squaw Creek Country Club, net operating revenues associated with membership dues are recognized proportionately over 12 months. Previously, net operating revenues associated with membership dues were recognized during the months of May through October, which generally represented the golf season.

Net operating revenues of the golf and related operations segment were $5.3 million in 2005 compared with $4.5 million in 2004. The golf courses, which are located in Warren, Ohio and Vienna, Ohio, were unavailable for play during the first three months of 2005 and 2004 due to adverse weather conditions. The increase in net operating revenues is primarily due to an increase in the average number of members during 2005 compared with 2004 and increased merchandise, food and beverage sales. The golf and related operations segment incurred a loss from continuing operations before taxes of $.3 million in 2005 compared with income from continuing operations before taxes of $24,000 in 2004. The decrease is primarily due to increased depreciation expense and increased employee and operating costs associated with operating the Squaw Creek facilities.

Interest Income

Interest income was $.3 million in 2005 compared with $.2 million in 2004. The increase is primarily the result of interest income earned in the first six months of 2005 on a promissory note issued to Avalon in connection with the sale of DartAmerica, Inc. in July 2004 and an increase in short-term investments in 2005 compared with the prior year.

General Corporate Expenses

General corporate expenses decreased to $2.4 million in 2005 compared with $3.4 million in 2004, primarily as a result of decreased employee costs and bonuses. In 2004, general corporate expenses included approximately $.5 million of non-recurring bonuses.

Avalon Holdings Corporation and Subsidiaries

Net Income (Loss)

Including the losses from discontinued operations, Avalon recorded net income of $.4 million in 2005 compared with a net loss of $2.7 million in 2004. In 2005, Avalon’s income tax provision (benefit) on income from continuing operations before taxes was primarily offset by a change in its valuation allowance resulting in a small state tax provision. Although Avalon incurred a loss from continuing operations before taxes in 2004, Avalon did not record a tax benefit in 2004. This was primarily the result of Avalon recording a valuation allowance to reduce the deferred tax assets as management believes it is more likely than not that the deferred tax assets will not be realized.

Performance in 2004 compared with 2003

Overall Performance

Net operating revenues increased to $30.0 million in 2004 compared with $24.7 million in 2003. The increase is primarily the result of higher net operating revenues of both the waste management services segment and the golf and related operations segment. Costs of operations as a percentage of net operating revenues increased to 82.8% in 2004 compared with 82.4% in 2003. Consolidated selling, general and administrative expenses decreased to $6.4 million in 2004 compared with $6.5 million in 2003 primarily as a result of a significant decrease in the provision for losses on accounts receivable and decreased employee costs, partially offset by approximately $.5 million of bonuses paid to certain employees. In 2004, Avalon recorded charges to the provision for losses on accounts receivable of $.1 million compared with $.6 million in 2003. Avalon incurred a loss from continuing operations of $.8 million in 2004 compared with a loss from continuing operations of $1.8 million in 2003.

Segment Performance. Segment performance should be read in conjunction with Note 13 to the Consolidated Financial Statements.

Net operating revenues of the waste management services segment increased to $25.7 million in 2004 compared with $22.3 million in 2003. The increase in net operating revenues is primarily the result of an increase in the level of waste brokerage and management services provided, partially offset by a decrease in the services provided by the captive landfill management operations. Income from continuing operations before taxes for the waste management services segment increased to $2.5 million in 2004 compared with $1.5 million in 2003 primarily as a result of the increased level of business of the waste brokerage and management services and a decrease in the provision for losses on accounts receivable, partially offset by a slight decrease in income from continuing operations before taxes of the captive landfill operations. In 2003, income from continuing operations before taxes included a charge of approximately $.5 million to the provision for losses on accounts receivable due to customers filing bankruptcy.

Net operating revenues of the golf and related operations segment were $4.5 million in 2004 compared with $2.7 million in 2003. The golf courses were closed during the first three months of 2004 and 2003 due to seasonality. The increase in net operating revenues is primarily attributable to significant increases in the average number of members of the Avalon Golf and Country Club in 2004 compared with the prior year, which in turn has significantly increased membership dues, the number of rounds of golf played and food and beverage sales. As a result of Avalon entering into the long-term lease agreement with Squaw Creek Country Club in November 2003, net operating revenues associated with membership dues are recognized proportionately over 12 months. Previously, net operating revenues associated with membership dues were recognized during the months of May through October, which generally represented the golf season. Despite the increase in net operating revenues, income from continuing operations before taxes decreased to $24,000 in 2004 compared with $66,000 in 2003, primarily as a result of additional operating expenses and employee costs incurred at the Squaw Creek facilities.

Interest Income

Interest income was $.2 million in both 2004 and 2003.

Avalon Holdings Corporation and Subsidiaries

General Corporate Expenses

General corporate expenses decreased to $3.4 million in 2004 compared with $3.6 million in 2003, primarily as a result of decreased employee costs partially offset by approximately $.5 million of bonuses paid to certain employees.

Net Loss

Including the losses from discontinued operations, Avalon incurred a net loss of $2.7 million in 2004 compared with a net loss of $3.6 million in 2003. Although Avalon incurred a loss from continuing operations before taxes in 2004 and 2003, Avalon did not record a tax benefit in either year. This was primarily the result of Avalon recording a valuation allowance to reduce the deferred tax assets as management believes it is more likely than not that the deferred tax assets will not be realized.

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

The Board of Directors of Avalon has explored the possibility of delisting Avalon’s common stock by reducing the number of shareholders of record below 300, thereby eliminating the requirements for compliance with the Sarbanes-Oxley Act (the “Act”). Avalon believes compliance with the requirements of the Act could be very costly. However, as a result of the Securities and Exchange Commission’s (“SEC”) decision to extend the compliance deadline under Section 404 of the Act (“SOX 404”) for small public companies and the ongoing review by the SEC of how to minimize the costly impact of SOX 404 on small companies, the Board of Directors has decided not to pursue delisting at this time, but intends to review the situation again as future developments warrant.

The federal government and numerous state and local governmental bodies are continuing to consider legislation or regulations to either restrict or impede the disposal and/or transportation of waste. A portion of Avalon’s waste brokerage and management services revenues is derived from the disposal and/or transportation of out-of-state waste. Any law or regulation restricting or impeding the transportation of waste or the acceptance of out-of-state waste for disposal could have a negative effect on Avalon.

Avalon’s waste disposal brokerage and management operations obtain and retain customers by providing services and identifying cost-efficient disposal options unique to a customer’s needs. Consolidation within the solid waste industry has resulted in reducing the number of disposal options available to waste generators and may cause disposal pricing to increase. In addition, consolidation has had the effect of reducing the number of competitors offering disposal alternatives which may adversely impact the future financial performance of Avalon’s waste disposal brokerage and management operations.

A significant portion of Avalon’s business is generated from waste brokerage and management services provided to customers and is not subject to long-term contracts. In light of current economic, regulatory and competitive conditions, there can be no assurance that Avalon’s current customers will continue to transact business with Avalon at historical levels. Failure by Avalon to retain its current customers or to replace lost business could adversely impact the future financial performance of Avalon.

Avalon Holdings Corporation and Subsidiaries

Avalon’s captive landfill management business is dependent upon a single customer as its sole source of revenue. If the captive landfill management business is unable to retain this customer, Avalon’s future financial performance could be adversely impacted.

Economic challenges throughout the industries served by Avalon have resulted in payment defaults by customers. While Avalon continuously endeavors to limit customers credit risks, customer-specific financial downturns are not controllable by management. Significant customer payment defaults would have a material adverse impact upon Avalon’s future financial performance.

The Avalon Golf and Country Club has two championship golf courses and a clubhouse at both the Avalon Lakes and Squaw Creek facilities. In addition, the Squaw Creek facility has a swimming pool, tennis courts, a fitness center and dining and banquet facilities. The Avalon Golf and Country Club competes with many public courses and country clubs in the area. Although the golf courses continue to be available to the general public, the primary source of revenues is derived from the members of the Avalon Golf and Country Club. Avalon believes that the combination of the Squaw Creek and Avalon Lakes facilities will result in an increase in the number of members of the Avalon Golf and Country Club. Such increased membership, if attained, will result in increased net operating revenues; however, there can be no assurance as to when such increased membership will be attained. Failure by Avalon to attain increased membership could adversely affect the future financial performance of Avalon. Although Avalon has had an increase in the number of members of the Avalon Golf and Country Club, as of December 31, 2005, Avalon has not attained its membership goals.

Squaw Creek and Avalon Lakes currently hold liquor licenses for their respective facilities. If, for some reason, either of these facilities were to lose their liquor license, the financial performance of the golf and related operations would be adversely affected.

Avalon’s operations are somewhat seasonal in nature since a significant portion of those operations are primarily conducted in selected northeastern and midwestern states. Additionally, Avalon’s golf courses are located in Warren, Ohio and Vienna, Ohio and are significantly dependent upon weather conditions during the golf season. As a result, Avalon’s financial performance is adversely affected by adverse weather conditions.

Management is currently evaluating Avalon’s strategic direction for the future. While there are no specific transactions under negotiation or pending at this time, Avalon does not necessarily intend to limit itself in the future to lines of business which it has historically conducted.

Market Risk

Avalon does not have significant exposure to changing interest rates. A 10% change in interest rates would have an immaterial effect on Avalon’s income from continuing operations before income taxes for the next fiscal year. Avalon currently has no debt outstanding and invests primarily in Certificates of Deposits, U.S. Treasury notes, short-term money market funds and other short-term obligations. Avalon does not undertake any specific actions to cover its exposure to interest rate risk and Avalon is not a party to any interest rate risk management transactions.

Avalon does not purchase or hold any derivative financial instruments.

Inflation Impact

Avalon has not entered into any long-term fixed price contracts that could have a material adverse impact upon its financial performance in periods of inflation. In general, management believes that rising costs resulting from inflation could be passed on to customers; however, Avalon may need to absorb all or a portion of these cost increases depending upon competitive conditions at the time.

Avalon Holdings Corporation and Subsidiaries

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

The majority of Avalon’s accounts receivable are due from industrial and commercial customers. Credit is extended based on an evaluation of a customer’s financial condition and, generally, collateral is not required. Accounts receivable are stated at amounts due from customers, net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. Avalon determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, Avalon’s previous accounts receivable loss history, the customer’s current ability to pay its obligation to Avalon, and the condition of the general economy and the industry as a whole. Bankruptcy or economic challenges of a particular customer represent uncertainties that are not controllable by management. If management’s assessments change due to different assumptions or if actual collections differ from management’s estimates, future operating results could be impacted. Avalon writes-off accounts receivable when they become uncollectible and payments subsequently received on such receivables are credited to the allowance for doubtful accounts, or to income, as appropriate under the circumstances.

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

When Avalon concludes that it is probable that an environmental liability has been incurred, a provision is made in Avalon’s financial statements for Avalon’s best estimate of the liability based on management’s judgment and experience, information available from regulatory agencies, and the number, financial resources and relative degree of responsibility of other potentially responsible parties who are jointly and severally liable for remediation of that site as well as the typical allocation of costs among such parties. If a range of possible outcomes is estimated and no amount within the range appears to be a better estimate than any other, then Avalon provides for the minimum amount within the range, in accordance with generally accepted accounting principles. The liability is recognized on an undiscounted basis. Avalon’s estimates are revised, as deemed necessary, as additional information becomes known. Such revisions may impact future operating results. Although Avalon is not currently aware of any environmental liability, there can be no assurance that in the future an environmental liability will not occur.

Avalon records a valuation allowance to reduce deferred tax assets when management believes it is more likely than not that the deferred tax assets relating to certain federal and state loss carry forwards will not be realized.

Avalon Holdings Corporation and Subsidiaries

Consolidated Balance Sheets

(in thousands, except for share data)

	December 31,
	2005	2004
Assets
Current Assets:
Cash and cash equivalents	$7,759	$7,861
Short-term investments (Note 3)	4,433	1,598
Accounts receivable, less allowance for doubtful accounts of $320 in 2005 and $569 in 2004	5,639	5,299
Prepaid expenses	220	255
Other current assets	255	226
Current assets – discontinued operations (Note 5)	29	1,632

Total current assets	18,335	16,871
Property and equipment, net (Note 6)	17,571	17,774
Leased property under capital leases, net (Notes 4 and 6)	5,740	5,519
Other assets, net	61	880
Noncurrent assets – discontinued operations (Note 5)	1,881	2,496

Total assets	$43,588	$43,540

Liabilities and Shareholders’ Equity
Current Liabilities:
Current portion of obligations under capital leases (Notes 4 and 12)	$1	$1
Accounts payable	3,837	3,797
Accrued payroll and other compensation	469	457
Accrued income taxes	145	183
Other accrued taxes	239	210
Other liabilities and accrued expenses (Notes 2 and 8)	1,623	1,629
Current liabilities – discontinued operations (Note 5)	391	749

Total current liabilities	6,705	7,026

Other noncurrent liabilities	9	21
Obligations under capital leases (Notes 4 and 12)	233	234
Contingencies and commitments (Notes 11 and 12)	—	—

Shareholders’ Equity (Note 10):
Class A Common Stock, $.01 par value, one vote per share; authorized 10,500,000 shares; issued and outstanding 3,190,786 shares at December 31, 2005 and 3,185,240 shares at December 31, 2004	32	32
Class B Common Stock, $.01 par value, ten votes per share; authorized 1,000,000 shares; issued and outstanding 612,545 shares at December 31, 2005 and 618,091 shares at December 31, 2004	6	6
Paid-in capital	58,096	58,096
Accumulated deficit	(21,483)	(21,873)
Accumulated other comprehensive loss	(10)	(2)

Total shareholders’ equity	36,641	36,259

Total liabilities and shareholders’ equity	$43,588	$43,540

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Operations

(in thousands, except for per share amounts)

	Year Ended December 31,
	2005	2004	2003
Net operating revenues	$34,157	$30,002	$24,734

Costs and expenses:
Costs of operations	28,532	24,840	20,393
Selling, general and administrative expenses	5,577	6,377	6,530

Operating income (loss) from continuing operations	48	(1,215)	(2,189)

Other income:
Interest expense	(14)	(15)	—
Interest income	344	195	168
Other income, net	176	190	209

Income (loss) from continuing operations before income taxes	554	(845)	(1,812)

Provision for income taxes (Note 7):
Current	13	—	4
Deferred	—	—	—

	13	—	4

Income (loss) from continuing operations	541	(845)	(1,816)

Loss from discontinued operations, net of income taxes (Note 5)[1]	(151)	(1,810)	(1,828)

Net income (loss)	$390	$(2,655)	$(3,644)

Income (loss) per share from continuing operations	$.14	$(.22)	$(.48)

Loss per share from discontinued operations	$(.04)	$(.48)	$(.48)

Net income (loss) per share (Note 2)	$.10	$(.70)	$(.96)

Weighted average shares outstanding (Note 2)	3,803	3,803	3,803

1 Year ended December 31, 2005 includes a write-down of a building of $.5 million.

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

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2005	2004	2003
Operating activities:
Income (loss) from continuing operations	$541	$(845)	$(1,816)
Reconciliation of income (loss) from continuing operations to cash provided by (used in) operating activities:
Depreciation	988	886	793
Amortization	1	1	1
Amortization of investments	(4)	8	57
(Benefit) provision for losses on accounts receivable	(249)	107	584
Loss (gain) from disposal of property and equipment	4	—	(31)
Gain on sale of investments	—	(2)	—
Change in operating assets and liabilities:
Accounts receivable	(272)	(1,786)	146
Prepaid expenses	35	1,193	(28)
Other current assets	(29)	(8)	(123)
Other assets	(1)	(801)	1
Accounts payable	40	(238)	1,152
Accrued payroll and other compensation	12	227	70
Accrued income taxes	(38)	(59)	6
Other accrued taxes	29	(85)	24
Other liabilities and accrued expenses	(6)	182	639
Other noncurrent liabilities	(12)	21	—

Net cash provided by (used in) operating activities from continuing operations	1,039	(1,199)	1,475
Net cash provided by operating activities from discontinued operations	1,411	2,241	1,384

Net cash provided by operating activities	2,450	1,042	2,859

Investing activities:
Purchases of investment securities	(4,439)	—	(6,009)
Maturities/sales of investment securities	1,600	4,399	5,838
Capital expenditures	(1,015)	(5,154)	(607)
Proceeds from the sale of DartAmericA, Inc.	—	3,192	—
Payment received on note from the sale of DartAmericA, Inc.	1,000	—	—
Proceeds from disposal of property and equipment	5	79	64

Net cash (used in) provided by investing activities from continuing operations	(2,849)	2,516	(714)
Net cash provided by (used in) investing activities from discontinued operations	298	1,082	(111)

Net cash (used in) provided by investing activities	(2,551)	3,598	(825)

Financing activities:
Principal payments on capital lease obligations	(1)	(3)	—

Net cash used in financing activities from continuing operations	(1)	(3)	—

(Decrease) increase in cash and cash equivalents	(102)	4,637	2,034
Cash and cash equivalents at beginning of year	7,861	3,224	1,190

Cash and cash equivalents at end of year	$7,759	$7,861	$3,224

Significant non-cash investing and financing activities:
Capital lease obligations incurred	$—	$238	$—

For supplemental disclosures of cash flow information, see Note 7.

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Shareholders’ Equity

(in thousands)

	For The Three Years Ended December 31, 2005
	Shares		Common Stock		Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (loss)	Total
	Class A	Class B	Class A	Class B
Balance at January 1, 2003	3,185	618	$32	$6	$58,096	$(15,574)	$74	$42,634
Net loss	—	—	—	—	—	(3,644)	—	(3,644)
Unrealized loss on investments	—	—	—	—	—	—	(70)	(70)

Balance at December 31, 2003	3,185	618	32	6	58,096	(19,218)	4	38,920
Net loss	—	—	—	—	—	(2,655)	—	(2,655)
Unrealized loss on investments	—	—	—	—	—	—	(6)	(6)

Balance at December 31, 2004	3,185	618	32	6	58,096	(21,873)	(2)	36,259
Conversion of shares by shareholders (Note 10)	6	(6)	—	—	—	—	—	—
Net income	—	—	—	—	—	390	—	390
Unrealized loss on investments	—	—	—	—	—	—	(8)	(8)

Balance at December 31, 2005	3,191	612	$32	$6	$58,096	$(21,483)	$(10)	$36,641

Consolidated Statements of Comprehensive Income(Loss)

(in thousands)

	Year Ended December 31,
	2005	2004	2003
Net income (loss)	$390	$(2,655)	$(3,644)
Unrealized loss on investments	(8)	(6)	(70)

Comprehensive income (loss)	$382	$(2,661)	$(3,714)

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 1. Description of the Business

Avalon Holdings Corporation (“Avalon”) was formed on April 30, 1998 as a subsidiary of American Waste Services, Inc. (“AWS”). Pursuant to the terms of a Contribution and Distribution Agreement dated as of May 7, 1998 between Avalon and AWS, AWS contributed to Avalon its transportation operations, technical environmental services operations, waste disposal brokerage and management operations, and golf course and related operations, together with certain other assets including the headquarters of AWS and certain accounts receivable. In connection with the contribution, Avalon also assumed certain liabilities of AWS. On June 17, 1998, AWS distributed, as a special dividend, all of the outstanding shares of capital stock of Avalon to the holders of AWS common stock on a pro rata and corresponding basis.

In 2002, Avalon sold all of the fixed assets of its analytical laboratory business and in January 2004, Avalon sold all of the fixed assets of the remediation services business and discontinued the operations of the engineering and consulting services business. As such, the technical environmental services segment has been eliminated and the results of these operations are included in discontinued operations. All financial information presented has been restated to reflect this change. The captive landfill management operations, which were previously included in the technical environmental services segment, have been combined with the waste disposal brokerage and management services segment to form the waste management services segment.

In July 2004, Avalon sold all of the common stock of DartAmericA, Inc., Avalon’s transportation operations. DartAmericA, Inc.’s wholly owned subsidiaries, Dart Trucking Company, Inc. and Dart Services, Inc., were included in the sale. As a result, the transportation services segment has been eliminated and the results of the transportation operations are included in discontinued operations. All financial information presented has been restated to reflect this change.

Avalon provides waste management services to industrial, commercial, municipal and governmental customers in selected northeastern and midwestern U.S. markets. Avalon also owns the Avalon Golf and Country Club, which operates two golf courses and related facilities.

Note 2. Summary of Significant Accounting Policies

The significant accounting policies of Avalon, which are summarized below, are consistent with generally accepted accounting principles and reflect practices appropriate to the businesses in which they operate. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Actual results could differ from those estimates. Certain prior year amounts have been reclassified to be consistent with the 2005 presentation.

Principles of consolidation

The consolidated financial statements include the accounts of Avalon and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and cash equivalents

Cash and cash equivalents include money market instruments and other highly liquid short-term investments that are stated at cost, which approximates market value. Such investments, with original maturities of three months or less from date of purchase, are considered to be cash equivalents for purposes of the Consolidated Statements of Cash Flows and Consolidated Balance Sheets. Such investments were not insured by the Federal Deposit Insurance Corporation. The balance of such cash equivalents was $7,721,000 and $7,780,000 at December 31, 2005 and 2004, respectively.

Avalon maintains its cash balances in several financial institutions. These balances may, at times, exceed federal insured limits. Avalon has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk relating to its cash and cash equivalents.

Investment securities

Avalon classifies its investment securities into trading, available-for-sale, or held-to-maturity categories. Securities are classified as trading when Avalon has the intent of selling them in the near term. Trading securities are reported at fair value on the balance sheet, with the

Avalon Holdings Corporation and Subsidiaries

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

Financial instruments

The fair value of financial instruments consisting of cash, cash equivalents, accounts receivable, and accounts payable at December 31, 2005 and 2004 approximates carrying value due to the relative short maturity of these financial instruments. The fair value of available-for-sale investments, based upon market quotes, was $4,433,000 at December 31, 2005 and $1,598,000 at December 31, 2004. The fair value of the secured note receivable at December 31, 2004 approximated its carrying value of $1 million, based upon an evaluation of prevailing market interest rates and other applicable factors. On June 30, 2005, Avalon was paid the remaining balance of the secured note receivable.

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

A valuation allowance is recorded against net deferred tax assets when management believes it is more likely than not that such deferred tax assets will not be realized.

Revenue recognition

Avalon recognizes revenue for waste management services as services are performed. Revenues for the golf operations are recognized as services are provided with the exception of membership dues which are recognized proportionately over twelve months. The deferred revenues relating to membership dues at December 31, 2005 and December 31, 2004 were $1.2 million and $1.1 million, respectively, and are included in the Consolidated Balance Sheets under the caption “Other liabilities and accrued expenses”. Prior to Avalon entering into a long-term lease agreement on November 1, 2003 with Squaw Creek Country Club to lease and operate its golf course and related facilities, membership dues were prorated monthly from May through October, which generally represented the golf season.

Accounts Receivable

The majority of Avalon’s accounts receivable are due from industrial and commercial customers. Credit is extended based on an evaluation of a customer’s financial condition and, generally collateral is not required. Accounts receivable are stated at amounts due from customers, net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. Avalon determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, Avalon’s previous accounts receivable loss history, the customer’s current ability to pay its obligation to Avalon, the condition of the general economy and the industry as a whole. Avalon writes-off accounts receivable when they become uncollectible and payments subsequently received on such receivables are credited to the allowance for doubtful accounts, or to income, as appropriate under the circumstances.

Leases

Avalon accounts for its lease agreements pursuant to Statement of Financial Accounting Standards (SFAS) No. 13, “Accounting for Leases”, which categorizes leases at their inception as either operating or capital leases depending on certain defined criteria. Leasehold improvements are capitalized at cost and are amortized over the lesser of their expected useful life or the life of the lease (See Notes 4, 6 and 12).

Avalon Holdings Corporation and Subsidiaries

Asset impairments

Effective January 1, 2002, Avalon adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long Lived Assets.” In accordance with this statement, Avalon reviews the carrying value of its long-lived assets whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. If indicators of impairment exist, Avalon would determine whether the estimated undiscounted sum of the future cash flows of such assets is less than its carrying amount. If less, an impairment loss would be recognized if, and to the extent that the carrying amount of such assets exceeds their respective fair values. Avalon would determine the fair value by using quoted market prices, if available, for such assets; or if quoted market prices are not available, Avalon would discount the expected estimated future cash flows.

Environmental liabilities

When Avalon concludes that it is probable that a liability has been incurred with respect to a site, a provision is made in Avalon’s financial statements for Avalon’s best estimate of the liability based on management’s judgment and experience, information available from regulatory agencies, and the number, financial resources and relative degree of responsibility of other potentially responsible parties who are jointly and severally liable for remediation of that site, as well as, the typical allocation of costs among such parties. If a range of possible outcomes is estimated and no amount within the range appears to be a better estimate than any other, Avalon provides for the minimum amount within the range, in accordance with generally accepted accounting principles. The liability is recognized on an undiscounted basis. Avalon’s estimates are revised, as deemed necessary, as additional information becomes known. Although Avalon is not currently aware of any environmental liability, there can be no assurance that in the future an environmental liability will not occur.

Basic net income (loss) per share

For the years ended December 31, 2005, 2004 and 2003, basic net income (loss) per share has been computed using the weighted average number of common shares outstanding during each period, which was 3,803,331. There were no common equivalent shares outstanding and therefore, diluted per share amounts are equal to basic per share amounts for all years presented.

Note 3. Investment Securities

Avalon held available-for-sale securities of $4,433,000 and $1,598,000 at December 31, 2005 and December 31, 2004, respectively, and are included in the Consolidated Balance Sheets under the caption “Short-term investments”. As a result of the classification of securities as available-for-sale, Avalon recognized unrealized losses of $8,000, $6,000 and $70,000, net of applicable income taxes, for the years ended December 31, 2005, 2004 and 2003, respectively.

Accumulated other comprehensive loss consisted of an unrealized loss of $10,000 at December 31, 2005 and $2,000 at December 31, 2004.

Information regarding investment securities consists of the following (in thousands):

	December 31, 2005
	Amortized Cost	Gross Unrealized Losses	Estimated Fair Value
Available-for-Sale:
U.S. Treasury Notes	$1,397	$(10)	$1,387
Certificates of Deposit	3,046	—	3,046

Total	$4,443	$(10)	$4,433

	December 31, 2004
	Amortized Cost	Gross Unrealized Losses	Estimated Fair Value
Available-for-Sale:
U.S. Treasury Notes	$1,600	$(2)	$1,598
Certificates of Deposit	—	—	—

Total	$1,600	$(2)	$1,598

The amortized cost and estimated fair value of available-for-sale investments at December 31, 2005, by contractual maturity, consists of the following (in thousands):

	Available-For-Sale
	Amortized Cost	Estimated Fair Value
Due in one year or less	$4,443	$4,433
Due after one year through five years	—	—

Total	$4,443	$4,433

Note 4. Capital Leased Assets

On November 1, 2003, Avalon entered into a long-term agreement with Squaw Creek Country Club to lease and operate its golf course and related facilities. The lease has an initial term of ten (10) years with four (4) consecutive ten (10) year renewal term options unilaterally exercisable by Avalon. Under the lease, Avalon is obligated to pay $15,000 in annual rent and make leasehold improvements of $150,000 per year. Amounts expended by Avalon for leasehold improvements during a given year in excess of $150,000 will be carried forward and applied to future leasehold improvement obligations. Avalon has made $6.1 million of leasehold improvements as of December 31, 2005. Based upon the amount of leasehold improvements already made and leasehold improvements anticipated to be made in the future, Avalon expects to exercise all its renewal options.

Avalon Holdings Corporation and Subsidiaries

Note 5. Discontinued Operations

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

In the fourth quarter of 2001, the remediation business recorded a pretax charge of $2.2 million to the provision for losses on accounts receivable as a result of IT Group, Inc., and most of its subsidiaries, including IT Corporation (“IT”), having filed for protection under Chapter 11 of the United States Bankruptcy Code on January 16, 2002. The remediation business had performed services as a subcontractor to IT for which it had not received payment. In the fourth quarter of 2002, the remediation business purchased from IT, for a nominal amount, the receivable relating to the contract under which it had performed services. The remediation business subsequently filed for binding arbitration under the provisions of the contract for payment of such receivable. On October 25, 2004, as a result of such arbitration, the remediation business was awarded, after offsets for counterclaims, the net amount of $1.4 million, plus interest of $.1 million for its claim. Such amount was recorded as income in discontinued operations in the third quarter of 2004. The monies were received in February 2005.

In the fourth quarter of 2003, management determined that it was in Avalon’s best interest to discontinue the operations of the engineering and consulting business because the business began to experience losses and Avalon believed that the losses were likely to continue in the future. In January 2004, Avalon discontinued such operations and the results are included in discontinued operations.

Concurrent with the decision to discontinue the technical environmental engineering and consulting business, Avalon decided to sell the building associated with the technical environmental services operations. As a result, the building is classified as held-for-sale and the expenses related to the maintenance and operations of the building are included in discontinued operations. Based upon quoted market prices, in the fourth quarter of 2003, Avalon recorded a $1.6 million write-down of the building, a $.2 million write-down of the building in the fourth quarter of 2004 and a $.2 million write-down of the building in the second quarter of 2005. In October 2005, Avalon reached an agreement in principal with a third party to sell the building for $2.0 million. In December 2005, Avalon and the third party signed an agreement for the sale of the building. Such agreement is subject to due diligence. Avalon expects the sale to be completed in the second quarter of 2006, assuming that contingencies to the sale are satisfied. As such, Avalon recorded an additional $.3 million write-down of the building in the third quarter of 2005 to reflect the purchase price less the costs to sell the building. Such write-downs have been included in discontinued operations.

On July 15, 2004, Avalon completed the sale of DartAmericA, Inc. (“DartAmericA”) for a selling price of approximately $4.2 million. At the closing, BMC International, Inc. (“BMC”) delivered to Avalon $3.0 million in cash and a secured promissory note of $1.0 million payable in 6 monthly installments of interest only and 54 equal monthly installments of $21,583 commencing February 15, 2005. The promissory note had an interest rate of 6.875%. The balance of the selling price, $.2 million, was based upon changes in certain of DartAmericA’s balance sheet items from March 31, 2004 to June 30, 2004 and was paid in September 2004. On June 30, 2005, BMC paid Avalon the remaining balance of the promissory note which amounted to approximately $.9 million of which, at the time of payment, $.2 million was included in the Consolidated Balance Sheets under the caption “Accounts receivable, less allowance for doubtful accounts” and $.7 million was included under the caption “Other assets, net”. The results of operations of the transportation operations have been included in discontinued operations.

Prior to the completion of the sale, DartAmericA transferred to Avalon, Dart Realty, Inc., a wholly owned subsidiary of DartAmericA, which owned the Canfield, Ohio terminal. In May 2005, Avalon sold this facility for approximately $.3 million and recognized a gain on the sale of approximately $.2 million. Such gain has been included in discontinued operations.

Note 6. Property and Equipment

Property and equipment at December 31, 2005 and 2004 consists of the following (in thousands):

	2005	2004
Land and land improvements	$10,341	$10,341
Buildings and improvements	9,428	9,256
Machinery and equipment	1,214	1,202
Vehicles	123	166
Office furniture and equipment	1,510	1,139
Construction in progress	94	162

	22,710	22,266

Less: accumulated depreciation and amortization	(5,139)	(4,492)

Property and equipment, net	$17,571	$17,774

Avalon Holdings Corporation and Subsidiaries

Leased property under capital leases at December 31, 2005 and 2004 consists of the following (in thousands):

	2005	2004
Leased property under capital leases	$6,125	$5,647
Less: accumulated amortization	(385)	(128)

Leased property under capital leases, net	$5,740	$5,519

Note 7. Income Taxes

Income (loss) before income taxes for each of the three years in the period ended December 31, 2005 was subject to taxation under United States jurisdictions only.

Total provisions (benefits) for income taxes consist of the following (in thousands):

	2005	2004	2003
Continuing operations	$13	$—	$4
Discontinued operations	(54)	—	(30)

	$(41)	$—	$(26)

The provision (benefit) for income taxes from continuing operations consists of the following (in thousands):

	2005	2004	2003
Current:
Federal	$—	$—	$—
State	13	—	4

	13	—	4

Deferred:
Federal	—	—	—
State	—	—	—

	—	—	—

	$13	$—	$4

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets (liabilities) at December 31, 2005 and 2004 are as follows (in thousands):

	2005	2004
Deferred tax assets:
Accounts receivable, allowance for doubtful accounts	$113	$201
Reserves not deductible until paid	148	173
Net operating loss carry-forwards
Federal	1,970	2,000
State	448	456
Capital loss carry-forward	2,851	2,903
Other	5	3

Gross deferred tax assets	5,535	5,736
Less valuation allowance	(4,959)	(5,088)

Deferred tax assets net of valuation allowance	$576	$648

Deferred tax liabilities:
Property and equipment	$(576)	$(648)
Other	—	—

Gross deferred tax liabilities	$(576)	$(648)

Net deferred tax asset	$—	$—

The provision (benefit) for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to income (loss) from continuing operations before income taxes as a result of the following differences (in thousands):

	2005	2004	2003
Income (loss) before income taxes from continuing operations	$554	$(845)	$(1,812)
Federal statutory tax rate	35%	35%	35%

	194	(296)	(634)

State income taxes, net of federal income tax benefits	8	—	1
Change in valuation allowance	(210)	253	583
Other nondeductible expenses	25	33	31
Other, net	(4)	10	23

	$13	$—	$4

Avalon received net income tax refunds of $4,000, $3,000 and $35,000 in 2005, 2004 and 2003, respectively.

At December 31, 2005, Avalon has taxable loss carryforwards for federal income tax purposes aggregating approximately $5,794,000, which are available to offset future federal taxable income. These carryforwards expire in 2020 through 2025. Avalon has a capital loss carryforward for federal income tax purposes of approximately $8,385,000 which is available to offset future federal capital gain income. This carryforward expires in 2009. In addition, at December 31, 2005, certain subsidiaries of Avalon have net operating loss carryforwards for state purposes which are available to offset future state taxable income. These carryforwards expire at various dates through 2025. A valuation allowance has been provided because it is more likely than not that the deferred tax assets relating to certain of the federal and state loss carryforwards will not be realized.

Note 8. Retirement Benefits

Avalon sponsors a defined contribution profit sharing plan that is a qualified tax deferred benefit plan under Section 401(k) of the Internal Revenue Code (the “Plan”). Substantially all employees are eligible to participate in the Plan. The Plan provides for employer discretionary cash contributions as determined by Avalon’s Board of Directors. Discretionary contributions vest on a graduated basis and become 100% vested after six years of service. Plan participants may also contribute a portion of their annual compensation to the Plan, subject to maximums imposed by the Internal Revenue Code and related regulations. Costs charged to operations for Avalon’s contributions were $91,000, $79,000 and $84,000 for the years 2005, 2004 and 2003, respectively. These amounts are contributed in the year subsequent to the year expensed and are included in the respective Consolidated Balance Sheets under the caption “Other liabilities and accrued expenses.”

Avalon Holdings Corporation and Subsidiaries

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

Note 10. Shareholders’ Equity

Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes on all matters submitted to a vote of the shareholders. Except for the election of Avalon’s Board of Directors, the Class A Common Stock and the Class B Common Stock vote together as a single class on all matters presented for a vote to the shareholders. However, with regard to the election of directors, for as long as the outstanding Class B Common Stock has more than 50% of the total outstanding voting power of all common stock, the holders of the Class A Common Stock, voting as a separate class, will elect the number of directors equal to at least 25% of the total Board of Directors and the holders of the Class B Common Stock, voting as a separate class, will elect the remaining directors. Thereafter, the holders of the Class A Common Stock (one vote per share) and Class B Common Stock (ten votes per share) will vote together as a single class for the election of directors. The holders of a majority of all outstanding shares of Class A Common Stock or Class B Common Stock, voting as separate classes, must also approve amendments to the Articles of Incorporation that adversely affect the shares of their class. Shares of Class A Common Stock and Class B Common Stock do not have cumulative voting rights.

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

Note 12. Lease Commitments

Future commitments under long-term, operating leases and capital leases at December 31, 2005 are as follows (in thousands):

	Capital	Operating	Total
2006	$15	$297	$312
2007	15	237	252
2008	15	233	248
2009	15	26	41
2010	15	0	15
After 2010	630	0	630

Total minimum lease payments	$705	$793	$1,498

Less: Amounts representing interest	471

Present value of minimum payments	234
Less: Current portion of obligations under capital leases	1

Long-term portion of obligations under capital leases	$233

Rental expense included in the Consolidated Statements of Operations amounted to $350,000 in 2005, $332,000 in 2004 and $194,000 in 2003.

Avalon Holdings Corporation and Subsidiaries

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

Avalon’s primary business segment, the waste management services segment, provides hazardous and nonhazardous brokerage and management services to industrial, commercial, municipal and governmental customers and manages a captive landfill for an industrial customer. The golf and related operations segment includes the operations of two golf courses and related facilities and a travel agency. Revenue for the golf and related operations segment consists primarily of membership dues, greens fees, cart rentals, merchandise, food and beverage sales. Avalon does not have significant operations located outside the United States and, accordingly, geographical segment information is not presented.

In 2005, one customer and its affiliates accounted for approximately 11% of the waste management services segment’s net operating revenues to external customers and approximately 9% of Avalon’s consolidated net operating revenues. In 2004, one customer accounted for approximately 14% of the waste management services segment’s net operating revenues to external customers, and approximately 12% of Avalon’s consolidated net operating revenues. In 2003, no customer individually accounted for 10% or more of Avalon’s consolidated net operating revenues.

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

Business segment information including the reconciliation of segment income to consolidated income (loss) from continuing operations before taxes is as follows (in thousands):

	2005	2004	2003
Net operating revenues from:
Waste management services:
External customers revenues	$28,864	$25,493	$22,137
Intersegment revenues	4	163	201

Total waste management services	28,868	25,656	22,338

Golf and related operations:
External customer revenues	5,293	4,509	2,597
Intersegment revenues	45	38	78

Total golf and related operations	5,338	4,547	2,675

Segment operating revenues	34,206	30,203	25,013
Intersegment eliminations	(49)	(201)	(279)

Total net operating revenues	$34,157	$30,002	$24,734

Income (loss) from continuing operations before taxes:
Waste management services	$3,001	$2,488	$1,512
Golf and related operations	(303)	24	66
Other businesses	(5)	—	(13)

Segment income before taxes	2,693	2,512	1,565
Corporate interest income	251	92	154
Corporate other income, net	43	(7)	30
General corporate expenses	(2,433)	(3,442)	(3,561)

Income (loss) from continuing operations before taxes	$554	$(845)	$(1,812)

Depreciation and amortization:
Waste management services	$30	$60	$84
Golf and related operations	800	650	524
Corporate	155	185	243

Total	$985	$895	$851

Interest income:
Waste management services	$82	$92	$12
Golf and related operations	11	11	2
Corporate	251	92	154

Total	$344	$195	$168

Capital expenditures:
Waste management services	$17	$18	$6
Golf and related operations	913	5,092	575
Corporate	85	44	26

Total	$1,015	$5,154	$607

Identifiable assets at December 31:
Waste management services	$6,165	$4,609	$5,821
Golf and related operations	19,822	19,574	14,825
Other businesses	828	731	557
Corporate	33,369	33,838	28,704
Discontinued operations	1,909	4,128	15,589

Sub Total	62,093	62,880	65,496
Elimination of intersegment receivables	(18,505)	(19,340)	(16,442)

Total	$43,588	$43,540	$49,054

Avalon Holdings Corporation and Subsidiaries

Note 14. Recently Issued Financial Accounting Standards

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS No. 123-R). This statement revises FASB Statement No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS No. 123-R focuses primarily on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123-R requires companies to recognize in the statement of operations the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions). The provisions for this statement are effective as of the first interim or annual reporting period that begins after December 15, 2005. As of December 31, 2005, Avalon has not entered into any share-based transactions for employee services and, as such, the adoption of SFAS No. 123-R will have no impact on Avalon’s financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of AFB No. 20 and FASB Statement No. 3” (SFAS No. 154). SFAS No. 154 requires retrospective application to prior periods financial statements of a voluntary change in accounting principle unless it is deemed impracticable. APB No. 20 “Accounting Changes”, previously required that voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. The statement is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Avalon does not expect the adoption of SFAS No. 154 to have a material impact on its consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Note 15. Quarterly financial data (Unaudited)

Selected quarterly financial data for each quarter in 2005 and 2004 is as follows (in thousands except for per share amounts):

	Year Ended December 31, 2005
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net operating revenues	$7,430	$8,739	$9,517	$8,471	$34,157
Operating (loss) income from continuing operations	(76)	(174)	216	82	48
Income (loss) from continuing operations	32	(65)	356	218	541
Income (loss) from discontinued operations	80	(10)	(336)	115	(151)
Net income (loss)	112	(75)	20	333	390
Basic income (loss) per share from continuing operations	.01	(.02)	.09	.06	.14
Basic income (loss) per share from discontinued operations	.02	—	(.09)	.03	(.04)
Basic net income (loss) per share	$.03	$(.02)	$—	$.09	$.10

	Year Ended December 31, 2004
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net operating revenues	$6,239	$7,262	$8,448	$8,053	$30,002
Operating (loss) income from continuing operations	(487)	(151)	(609)	32	(1,215)
(Loss) income from continuing operations	(411)	(84)	(463)	113	(845)
(Loss) income from discontinued operations	(614)	(2,414)	1,500	(282)	(1,810)
Net (loss) income	(1,025)	(2,498)	1,037	(169)	(2,655)
Basic (loss) income per share from continuing operations	(.11)	(.02)	(.13)	.04	(.22)
Basic (loss) income per share from discontinued operations	(.16)	(.64)	.40	(.08)	(.48)
Basic net (loss) income per share	$(.27)	$(.66)	$.27	$(.04)	$(.70)

Avalon Holdings Corporation and Subsidiaries

Report of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors of Avalon Holdings Corporation

We have audited the accompanying consolidated balance sheets of Avalon Holdings Corporation and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders’ equity, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Avalon Holdings Corporation and subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

/s/ Grant Thornton LLP

Cleveland, Ohio

February 10, 2006

Avalon Holdings Corporation and Subsidiaries

Digest of Financial Data

	(All amounts are in thousands, except per share data, percentages and number of employees )
	2005	2004	2003	2002	2001
SELECTED STATEMENT OF OPERATIONS INFORMATION
Net operating revenues	$34,157	$30,002	$24,734	$23,929	$25,178
Operating income (loss) from continuing operations	48	(1,215)	(2,189)	(2,536)	(2,659)
Interest expense	14	15	—	—	—
Income (loss) from continuing operations	541	(845)	(1,816)	(2,171)	(956)
Loss from discontinued operations	(151)	(1,810)	(1,828)	(3,667)	(2,374)
Net income (loss)	390	(2,655)	(3,644)	(5,838)	(3,330)
Income (loss) per share from continuing operations	.14	(.22)	(.48)	(.57)	(.25)
Loss per share from discontinued operations	(.04)	(.48)	(.48)	(.97)	(.63)
Net income (loss) per share	.10	(.70)	(.96)	(1.54)	(.88)
Dividends per Class A share	—	—	—	—	—
Dividends per Class B share	$—	$—	$—	$—	$—
Weighted average shares used to calculate net income (loss) per share	3,803	3,803	3,803	3,803	3,803

SELECTED CASH FLOW INFORMATION
Net cash provided by (used in) operating activities from continuing operations	$1,039	$(1,199)	$1,475	$(153)	$(1,062)
Cash used for capital expenditures	$1,015	$5,154	$607	$2,488	$874

SELECTED YEAR-END BALANCE SHEET INFORMATION
Cash and cash equivalents	$7,759	$7,861	$3,224	$1,190	$2,290
Current assets	18,335	16,871	17,329	22,666	25,135
Current liabilities	6,705	7,026	10,134	8,881	10,748
Working capital	11,630	9,845	7,195	13,785	14,387
Properties less accumulated depreciation and amortization	17,571	17,774	18,392	19,085	17,358
Leased property under capital leases, net	5,740	5,519	474	—	—
Total assets	43,588	43,540	49,054	51,646	59,967
Current portion of obligations under capital leases	1	1	—	—	—
Long-term obligations under capital leases	233	234	—	—	—
Deferred income tax liability	—	—	—	—	701
Shareholders’ equity	$36,641	$36,259	$38,920	$42,634	$48,398

OTHER INFORMATION
Working capital ratio	2.7:1	2.4:1	1.7:1	2.6:1	2.3:1
Quoted market price-Class A Shares:
High	$5.35	$4.09	$2.70	$3.40	$3.55
Low	$2.99	$2.43	$1.70	$1.96	$2.20
Year-end	$4.68	$3.16	$2.63	$2.00	$2.85
Number of employees at year-end	143	120	321	346	422

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

    Executive Committee

    Audit Committee

    Option Plan Committee

Thomas C. Kniss

Partner, Kniss Kletzli & Associates, P.C.

    Audit Committee (Chairman)

    Option Plan Committee (Chairman)

Officers

Ronald E. Klingle

Chief Executive Officer

Frank Lamanna

Treasurer, Chief Financial Officer and Assistant Secretary

Ted Wesolowski

Secretary

Frances R. Klingle

Chief Administrative Officer

Kenneth R. Nichols

Vice President, Taxes

Richard R. Fees

Controller

Avalon Holdings Corporation and Subsidiaries

Shareholder Information

Common stock information

Avalon’s Class A Common Stock is listed on the American Stock Exchange (symbol: AWX). Quarterly stock information for 2005, 2004 and 2003 as reported by The Wall Street Journal is as follows:

2005:
Quarter Ended	High	Low	Close
March 31	$3.54	$2.99	$3.45
June 30	5.35	3.10	4.01
September 30	4.40	3.89	4.24
December 31	4.75	3.80	4.68

2004:
Quarter Ended	High	Low	Close
March 31	$4.09	$2.58	$3.00
June 30	3.20	2.43	2.90
September 30	3.32	2.80	2.85
December 31	3.30	2.78	3.16

2003:
Quarter Ended	High	Low	Close
March 31	$2.06	$1.70	$1.89
June 30	2.12	1.70	2.06
September 30	2.39	2.05	2.38
December 31	2.70	2.22	2.63

No dividends were paid during 2005.

There are 534 Class A and 11 Class B Common Stock shareholders of record as of the close of business March 3, 2006. The number of holders is based upon the actual holders registered on the records of Avalon’s transfer agent and registrar and does not include holders of shares in “street names” or persons, partnerships, associations, corporations or other entities identified in security position listings maintained by depository trust companies.

Dividend policy

Avalon presently intends to retain earnings for use in the operation and expansion of its business and therefore, does not anticipate paying any cash dividends in the foreseeable future.

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