Form 10-K, Exhibit 13
period 2006-12-31
AVALON HOLDINGS CORP
filed 2007-03-20
CIK 1061069

Exhibit 13.1

Avalon Holdings Corporation

2006 Annual Report

Financial Highlights

(in thousands, except for per share amounts)

For the year	2006	2005
Net operating revenues	$39,329	$34,157
Income from continuing operations	870	541
Income (loss) from discontinued operations	457	(151)
Net income	1,327	390
Income per share from continuing operations	.23	.14
Income (loss) per share from discontinued operations	.12	(.04)
Net income per share	.35	.10

At year-end	2006	2005
Working capital	$13,714	$11,630
Total assets	45,951	43,588
Shareholders’ equity	37,978	36,641

The Company

Avalon Holdings Corporation provides waste management services to industrial, commercial, municipal and governmental customers in selected northeastern and midwestern U.S. markets. Avalon Holdings Corporation also owns the Avalon Golf and Country Club, which operates golf courses and related facilities.

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

Liquidity and Capital Resources

For the year 2006, Avalon utilized cash provided by operations and existing cash to fund capital expenditures and meet operating needs.

Avalon’s aggregate capital expenditures in 2006 were $2.1 million. Such expenditures related principally to the purchase of assets of the Sharon Country Club described below and construction costs to begin renovating the clubhouse and building additional banquet and recreational facilities at the Sharon Country Club. Avalon’s aggregate capital expenditures in 2007 are expected to be in the range of $5.5 million to $6.5 million, which will principally relate to additional renovation costs of the clubhouse and construction of the additional banquet and recreational facilities at the Sharon Country Club.

On November 1, 2003, Avalon entered into a long-term agreement with Squaw Creek Country Club to lease and operate its golf course and related facilities. The lease has an initial term of ten (10) years with four (4) consecutive ten (10) year renewal term options unilaterally exercisable by Avalon. Under the lease, Avalon is obligated to pay $15,000 in annual rent and make leasehold improvements of $150,000 per year. Amounts expended by Avalon for leasehold improvements during a given year in excess of $150,000 will be carried forward and applied to future leasehold improvement obligations. Avalon has made $6.4 million of leasehold improvements as of December 31, 2006. Based upon the amount of leasehold improvements already made and leasehold improvements anticipated to be made in the future, Avalon expects to exercise all of its renewal options.

On October 23, 2006, Avalon completed the acquisition of the Sharon Country Club assets for approximately $1 million in cash and the assumption of accounts receivable, certain leases and accounts payable. The primary assets of the Sharon Country Club include the golf course and clubhouse. Avalon intends to operate the Sharon Country Club facilities as part of its Avalon Golf and Country Club. Avalon is currently renovating the clubhouse and constructing additional banquet and recreational facilities. Such renovation and construction is expected to be completed in the second quarter of 2007.

Working capital was $13.7 million at December 31, 2006 compared with $11.6 million at December 31, 2005. The increase is primarily due to increased cash and cash equivalents and accounts receivable, partially offset by a decrease in short-term investments and an increase in accounts payable and other liabilities and accrued expenses.

The increase in cash and cash equivalents was primarily due to receiving approximately $1.8 million from the sale of the building in Export, Pennsylvania and investing the monies from short-term investments, which matured in the third quarter of 2006, in shorter term investments. As a result, such shorter term investments were classified as cash and cash equivalents instead of short-term investments.

Avalon Holdings Corporation and Subsidiaries

The increase in accounts receivable of $2.1 million at December 31, 2006 compared with December 31, 2005 is primarily due to increased net operating revenues of the waste management services segment in the fourth quarter of 2006 compared with the fourth quarter of 2005.

The increase in accounts payable of $.9 million at December 31, 2006 compared with December 31, 2005 is primarily a result of an increase in payables due transportation and disposal facilities used by the waste brokerage and management services operations and payables relating to the construction at the Sharon Country Club. The increase in accounts payable relating to the waste brokerage and management operations is primarily due to higher net operating revenues of the waste brokerage and management operations in the fourth quarter of 2006 compared with the fourth quarter of 2005 and the timing of payments to disposal facilities and transporters in the ordinary course of business.

The increase in other liabilities and accrued expenses of $.4 million at December 31, 2006 compared with December 31, 2005 is primarily a result of an increase in unrecognized or deferred revenue from the increase in membership dues of the golf and related operations segment. Revenue related to membership dues is recognized proportionately over twelve months.

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

Off-Balance Sheet Arrangements, Contractual Obligations and Contingent Liabilities and Commitments

The following table summarizes Avalon’s significant off-balance sheet contractual obligations at December 31, 2006, and the effect such obligations are expected to have on Avalon’s liquidity and cash flows in future periods.

	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years

Operating lease obligations	$782,000	$338,000	$444,000	$—	$—
Capital lease obligations	826,000	56,000	112,000	43,000	615,000

	$1,608,000	$394,000	$556,000	$43,000	$615,000

Results of Operations

Avalon’s primary business segment, the waste management services segment, provides hazardous and nonhazardous waste brokerage and management services and captive landfill management services. The golf and related operations segment includes the operation of golf courses and related facilities and a travel agency.

Performance in 2006 compared with 2005

Overall Performance

Net operating revenues increased to $39.3 million in 2006 compared with $34.2 million in 2005. The increase is primarily the result of higher net operating revenues of the waste management services segment and, to a lesser

Avalon Holdings Corporation and Subsidiaries

extent, increased net operating revenues of the golf and related operations segment. Costs of operations increased to $33 million in 2006 compared with $28.5 million in 2005. The increase in costs of operations is primarily due to higher net operating revenues of the waste management services segment in which costs have a direct relationship to revenues. Consolidated selling, general and administrative expenses increased to $6.3 million in 2006 compared with $5.6 million in 2005. In 2005, selling, general and administrative expense included a decrease of approximately $.2 million in the provision for losses on accounts receivable. Avalon recorded income from continuing operations of $.9 million in 2006 compared with income from continuing operations of $.5 million in 2005.

Segment Performance. Segment performance should be read in conjunction with Note 13 to the Consolidated Financial Statements.

Net operating revenues of the waste management services segment increased to $33.5 million in 2006 compared with $28.9 million in 2005. The increase in net operating revenues is primarily the result of an increase in the level of waste brokerage and management services provided. Income from continuing operations before taxes of the waste management services segment increased to $3.1 million in 2006 compared with $3.0 million in 2005 as a result of the increased level of business of the waste brokerage and management services. In 2005, income from continuing operations before taxes included a decrease of approximately $.2 million in the provision for losses on accounts receivable. Income from continuing operations before taxes of the captive landfill operations increased slightly in 2006 compared with 2005.

Net operating revenues of the golf and related operations segment were $5.9 million in 2006 compared with $5.3 million in 2005. The golf courses, which are located in Warren, Ohio and Vienna, Ohio, were unavailable for play during the first three months of 2006 and 2005 due to adverse weather conditions. Although the golf courses continue to be available to the general public, the primary source of revenues arise from members of the Avalon Golf and Country Club. The increase in net operating revenues is primarily due to an increase in the average number of members during 2006 compared with 2005 and increased merchandise, food and beverage sales. The golf and related operations segment incurred a loss from continuing operations before taxes of $.4 million in 2006 compared with a loss from continuing operations before taxes of $.3 million in 2005. The increased loss is primarily due to increased depreciation expense and increased employee and operating costs associated with operating the Squaw Creek facilities.

Interest Income

Interest income was $.6 million in 2006 compared with $.3 million in 2005. The increase is primarily the result of a higher amount of average cash invested during 2006 compared with 2005 and higher average investment rates.

General Corporate Expenses

General corporate expenses were $2.4 million in 2006 and 2005.

Net Income

Including net income from discontinued operations, Avalon recorded net income of $1.3 million in 2006 compared with net income of $.4 million in 2005. In 2006, Avalon’s income tax provision on income from continuing operations before income taxes was primarily offset by a change in its valuation allowance resulting in a small state tax provision. A valuation allowance has been provided to reduce the deferred tax assets as management believes it is more likely than not that the deferred tax assets will not be realized. Avalon’s income tax benefit on income from discontinued operations before income taxes was primarily a result of a determination that tax liabilities associated with the discontinued operations were no longer required.

Avalon Holdings Corporation and Subsidiaries

Performance in 2005 compared with 2004

Overall Performance

Net operating revenues increased to $34.2 million in 2005 compared with $30.0 million in 2004. The increase is primarily the result of higher net operating revenues of the waste management services segment and, to a lesser extent, increased net operating revenues of the golf and related operations segment. Costs of operations increased to $28.5 million in 2005 compared with $24.8 million in 2004. The increase in costs of operations is primarily due to higher net operating revenues of the waste management services segment in which costs have a direct relationship to revenues. Consolidated selling, general and administrative expenses decreased to $5.6 million in 2005 compared with $6.4 million in 2004 primarily as a result of decreased employee costs and bonuses and a decrease in the provision for losses on accounts receivable. In 2004, consolidated selling, general and administrative expenses included approximately $.5 million of non-recurring bonuses. Avalon recorded income from continuing operations of $.5 million in 2005 compared with a loss from continuing operations of $.8 million in 2004.

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

Net operating revenues of the golf and related operations segment were $5.3 million in 2005 compared with $4.5 million in 2004. The golf courses were unavailable for play during the first three months of 2005 and 2004 due to adverse weather conditions. The increase in net operating revenues is primarily due to an increase in the average number of members during 2005 compared with 2004 and increased merchandise, food and beverage sales. The golf and related operations segment incurred a loss from continuing operations before taxes of $.3 million in 2005 compared with income from continuing operations before taxes of $24,000 in 2004. The decrease is primarily due to increased depreciation expense and increased employee and operating costs associated with operating the Squaw Creek facilities.

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

The Avalon Golf and Country Club has a championship golf course and clubhouse at both the Avalon Lakes and Squaw Creek facilities. The Squaw Creek facility has a swimming pool, tennis courts, a fitness center and dining and banquet facilities. In addition, in October 2006, Avalon purchased the primary assets of the Sharon Country Club, which includes a golf course and clubhouse. Currently, Avalon is renovating the clubhouse and constructing additional banquet and recreational facilities. The Avalon Golf and Country Club competes with many public

Avalon Holdings Corporation and Subsidiaries

courses and country clubs in the area. Although the golf courses continue to be available to the general public, the primary source of revenues is derived from the members of the Avalon Golf and Country Club. Avalon believes the combination of these three facilities will result in an increase in the number of members of the Avalon Golf and Country Club. Although there has been a substantial increase in the number of members, as of December 31, 2006, the Avalon Golf and Country Club has not attained its membership goals. There can be no assurance as to when such increased membership will be attained and when the golf and related operations will ultimately become profitable. Failure by Avalon to attain increased membership could adversely affect the future financial performance of Avalon.

All three of Avalon’s golf course operations currently hold liquor licenses for their respective facilities. If, for some reason, any one of these facilities were to lose their liquor license, the financial performance of the golf and related operations would be adversely affected.

Avalon’s operations are somewhat seasonal in nature since a significant portion of those operations are primarily conducted in selected northeastern and midwestern states. Additionally, Avalon’s golf courses are located in northeast Ohio and western Pennsylvania and are significantly dependent upon weather conditions during the golf season. As a result, Avalon’s financial performance is adversely affected by adverse weather conditions.

Management is currently evaluating Avalon’s strategic direction for the future. While there are no specific transactions under negotiation or pending at this time, Avalon does not necessarily intend to limit itself, in the future, to the lines of business which it has historically conducted.

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

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with generally accepted accounting principles requires management to make judgments, assumptions, and estimates that affect reported amounts. Significant accounting policies used in the preparation of Avalon’s Consolidated Financial Statements are described in Note 2 to the consolidated financial statements. Estimates are used when accounting for, among other things, the allowance for doubtful accounts, asset impairments, contingencies and administrative proceedings, environmental matters and taxes.

The majority of Avalon’s accounts receivable are due from industrial and commercial customers. Credit is extended based on an evaluation of a customer’s financial condition and, generally, collateral is not required. Accounts receivable are stated at amounts due from customers, net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. Avalon determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, Avalon’s previous accounts receivable loss history, the customer’s current ability to pay its obligation to Avalon, and the

Avalon Holdings Corporation and Subsidiaries

condition of the general economy and the industry as a whole. Bankruptcy or economic challenges of a particular customer represent uncertainties that are not controllable by management. If management’s assessments change due to different assumptions or if actual collections differ from management’s estimates, future operating results could be impacted. Avalon writes off accounts receivable when they become uncollectible and payments subsequently received on such receivables are credited to the allowance for doubtful accounts, or to income, as appropriate under the circumstances.

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

Avalon Holdings Corporation and Subsidiaries

Consolidated Balance Sheets

(in thousands, except for share data)

	December 31,
	2006	2005
Assets
Current Assets:
Cash and cash equivalents	$13,251	$7,759
Short-term investments (Note 3)	—	4,433
Accounts receivable, less allowance for doubtful accounts of $340 in 2006 and $320 in 2005	7,672	5,639
Prepaid expenses	223	220
Other current assets	224	255
Current assets – discontinued operations (Note 5)	—	29

Total current assets	21,370	18,335

Property and equipment, net (Note 6)	18,696	17,571
Leased property under capital leases, net (Notes 4 and 6)	5,816	5,740
Other assets, net	69	61
Noncurrent assets – discontinued operations (Note 5)	—	1,881

Total assets	$45,951	$43,588

Liabilities and Shareholders’ Equity
Current Liabilities:
Current portion of obligations under capital leases (Notes 4 and 12)	$40	$1
Accounts payable	4,723	3,837
Accrued payroll and other compensation	561	469
Accrued income taxes	24	145
Other accrued taxes	252	239
Other liabilities and accrued expenses (Notes 2 and 8)	2,056	1,623
Current liabilities – discontinued operations (Note 5)	—	391

Total current liabilities	7,656	6,705

Other noncurrent liabilities	—	9
Obligations under capital leases (Notes 4 and 12)	317	233
Contingencies and commitments (Notes 11 and 12)	—	—

Shareholders’ Equity (Note 10):
Class A Common Stock, $.01 par value, one vote per share; authorized 10,500,000 shares; issued and outstanding 3,190,786 shares at December 31, 2006 and December 31, 2005	32	32
Class B Common Stock, $.01 par value, ten votes per share; authorized 1,000,000 shares; issued and outstanding 612,545 shares at December 31, 2006 and December 31, 2005	6	6
Paid-in capital	58,096	58,096
Accumulated deficit	(20,156)	(21,483)
Accumulated other comprehensive loss	—	(10)

Total shareholders’ equity	37,978	36,641

Total liabilities and shareholders’ equity	$45,951	$43,588

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Operations

(in thousands, except for per share amounts)

	Year Ended December 31,
	2006	2005	2004
Net operating revenues	$39,329	$34,157	$30,002

Costs and expenses:
Costs of operations	33,047	28,532	24,840
Selling, general and administrative expenses	6,271	5,577	6,377

Operating income (loss) from continuing operations	11	48	(1,215)

Other income:
Interest expense	(15)	(14)	(15)
Interest income	599	344	195
Other income, net	288	176	190

Income (loss) from continuing operations before income taxes	883	554	(845)
Provision for income taxes (Note 7)	13	13	—

Income (loss) from continuing operations	870	541	(845)

Discontinued Operations (Note 5):
Income from discontinued operations before income taxes[1]	362	(205)	(1,810)
Benefit for income taxes	(95)	(54)	—

Income (loss) from discontinued operations	457	(151)	(1,810)

Net income (loss)	$1,327	$390	$(2,655)

Income (loss) per share from continuing operations	$.23	$.14	$(.22)

Income (loss) per share from discontinued operations	$.12	$(.04)	$(.48)

Net income (loss) per share (Note 2)	$.35	$.10	$(.70)

Weighted average shares outstanding (Note 2)	3,803	3,803	3,803

[1]	Year ended December 31, 2005 includes a write-down of a building of $.5 million.

Year ended December 31, 2004 includes a write-down of goodwill of $.5 million, a write-down of long-lived assets of $2.3 million, a write-down of a building of $.2 million, a bad debt recovery of $1.5 million and gains on sale of assets of $.5 million.

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2006	2005	2004
Operating activities:
Income (loss) from continuing operations	$870	$541	$(845)
Reconciliation of income (loss) from continuing operations to cash provided by (used in) operating activities:
Depreciation	1,054	988	886
Amortization	1	1	1
Amortization of investments	(20)	(4)	8
Provision (benefit) for losses on accounts receivable	25	(249)	107
Loss from disposal of property and equipment	3	4	—
Gain on sale of investments	—	—	(2)
Change in operating assets and liabilities:
Accounts receivable	(2,058)	(272)	(1,786)
Prepaid expenses	(3)	35	1,193
Other current assets	31	(29)	(8)
Other assets	(9)	(1)	(801)
Accounts payable	886	40	(238)
Accrued payroll and other compensation	92	12	227
Accrued income taxes	(121)	(38)	(59)
Other accrued taxes	13	29	(85)
Other liabilities and accrued expenses	433	(6)	182
Other noncurrent liabilities	(9)	(12)	21

Net cash provided by (used in) operating activities from continuing operations	1,188	1,039	(1,199)
Net cash provided by operating activities from discontinued operations	95	1,411	2,241

Net cash provided by operating activities	1,283	2,450	1,042

Investing activities:
Purchases of investment securities	(94)	(4,439)	—
Maturities/sales of investment securities	4,557	1,600	4,399
Capital expenditures	(2,128)	(1,015)	(5,154)
Proceeds from the sale of DartAmericA, Inc.	—	—	3,192
Payments received on note from the sale of facility	—	1,000	—
Proceeds from disposal of property and equipment	—	5	79

Net cash provided by (used in) investing activities from continuing operations	2,335	(2,849)	2,516
Net cash provided by investing activities from discontinued operations	1,881	298	1,082

Net cash provided by (used in) investing activities	4,216	(2,551)	3,598

Financing activities:
Principal payments on capital lease obligations	(7)	(1)	(3)

Net cash used in financing activities from continuing operations	(7)	(1)	(3)

Increase (decrease) in cash and cash equivalents	5,492	(102)	4,637
Cash and cash equivalents at beginning of year	7,759	7,861	3,224

Cash and cash equivalents at end of year	$13,251	$7,759	$7,861

Significant non-cash investing and financing activities:
Capital lease obligations incurred	$130	$—	$238

For supplemental disclosures of cash flow information, see Note 4.

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Shareholders’ Equity

(in thousands)

	For The Three Years Ended December 31, 2006
					Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (loss)	Total
	Shares		Common Stock
	Class A	Class B	Class A	Class B
Balance at January 1, 2004	3,185	618	$32	$6	$58,096	$(19,218)	$4	$38,920

Net loss	—	—	—	—	—	(2,655)	—	(2,655)

Unrealized loss on investments	—	—	—	—	—	—	(6)	(6)

Balance at December 31, 2004	3,185	618	$32	$6	$58,096	$(21,873)	$(2)	$36,259

Conversion of shares by shareholders (Note 10)	6	(6)	—	—	—	—	—	—

Net income	—	—	—	—	—	390	—	390

Unrealized loss on investments	—	—	—	—	—	—	(8)	(8)

Balance at December 31, 2005	3,191	612	$32	$6	$58,096	$(21,483)	$(10)	$36,641

Net income	—	—	—	—	—	1,327	—	1,327

Unrealized gain on investments	—	—	—	—	—	—	10	10

Balance at December 31, 2006	3,191	612	$32	$6	$58,096	$(20,156)	$—	$37,978

Consolidated Statements of Comprehensive Income(Loss)

(in thousands)

	Year Ended December 31,
	2006	2005	2004
Net income (loss)	$1,327	$390	$(2,655)
Unrealized gain (loss)on investments	10	(8)	(6)

Comprehensive income (loss)	$1,337	$382	$(2,661)

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

Avalon provides waste management services to industrial, commercial, municipal and governmental customers in selected northeastern and midwestern U.S. markets. Avalon also owns the Avalon Golf and Country Club, which operates golf courses and related facilities.

On November 1, 2003, Avalon entered into a long-term agreement with Squaw Creek Country Club to lease and operate its golf course and related facilities. The lease has an initial term of ten (10) years with four (4) consecutive ten (10) year renewal term options unilaterally exercisable by Avalon.

On October 23, 2006, Avalon completed the acquisition of the Sharon Country Club assets for approximately $1 million in cash and the assumption of accounts receivable, certain leases and accounts payable. The primary assets of the Sharon Country Club include the golf course and clubhouse. Avalon intends to operate the Sharon Country Club facilities as part of its Avalon Golf and Country Club.

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

Actual results could differ from those estimates. Certain prior year amounts have been reclassified to be consistent with the 2006 presentation.

Principles of consolidation

The consolidated financial statements include the accounts of Avalon and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and cash equivalents

Cash and cash equivalents include money market instruments and other highly liquid short-term investments that are stated at cost, which approximates market value. Such investments, with original maturities of three months or less from date of purchase, are considered to be cash equivalents for purposes of the Consolidated Statements of Cash Flows and Consolidated Balance Sheets. Such investments were not insured by the Federal Deposit Insurance Corporation. The balance of such cash equivalents was $13.3 million and $7.7 million at December 31, 2006 and 2005, respectively.

Avalon maintains its cash balances in several financial institutions. These balances may, at times, exceed federal insured limits. Avalon has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk relating to its cash and cash equivalents.

Avalon Holdings Corporation and Subsidiaries

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

Financial instruments

The fair value of financial instruments consisting of cash, cash equivalents, accounts receivable, and accounts payable at December 31, 2006 and 2005 approximates carrying value due to the relative short maturity of these financial instruments. At December 31, 2006, Avalon did not have any available-for-sale securities. The fair value of available-for-sale investments, based upon market quotes, was $4.4 million at December 31, 2005.

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

Revenue recognition

Avalon recognizes revenue for waste management services as services are performed. Revenues for the golf operations are recognized as services are provided with the exception of membership dues which are recognized proportionately over twelve months. The deferred revenues relating to membership dues at December 31, 2006 and December 31, 2005 were $1.7 million and $1.2 million, respectively, and are included in the Consolidated Balance Sheets under the caption “Other liabilities and accrued expenses”.

Accounts Receivable

The majority of Avalon’s accounts receivable are due from industrial and commercial customers. Credit is extended based on an evaluation of a customer’s financial condition and, generally collateral is not required. Accounts receivable are stated at amounts due from customers, net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. Avalon determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, Avalon’s previous accounts receivable loss history, the customer’s current ability to pay its obligation to Avalon, the condition of the general economy and the industry as a whole. Avalon writes off accounts receivable when they become uncollectible and payments subsequently received on such receivables are credited to the allowance for doubtful accounts, or to income, as appropriate under the circumstances.

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

Avalon Holdings Corporation and Subsidiaries

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

Basic net income (loss) per share

For the years ended December 31, 2006, 2005 and 2004, basic net income (loss) per share has been computed using the weighted average number of common shares outstanding during each period, which was 3,803,331. There were no common equivalent shares outstanding and therefore, diluted per share amounts are equal to basic per share amounts for all years presented.

Note 3. Investment Securities

At December 31, 2006, Avalon did not have any available-for-sale securities. At December 31, 2005, Avalon held available-for-sale securities of $4,433,000 and such securities are included in the Consolidated Balance Sheets under the caption “Short-term investments”. As a result of the classification of securities as available-for-sale, Avalon recognized unrealized gains of $10,000, net of applicable taxes, for the year ended December 31, 2006 and unrealized losses of $8,000 and $6,000, net of applicable income taxes, for the years ended December 31, 2005 and 2004, respectively.

Accumulated other comprehensive loss was -0- at December 31, 2006 and an unrealized loss of $10,000 at December 31, 2005.

Information regarding investment securities consists of the following (in thousands):

	December 31, 2005
	Amortized Cost	Gross Unrealized Losses	Estimated Fair Value
Available-for-Sale:
U.S. Treasury Notes	$1,397	$(10)	$1,387
Certificates of Deposit	3,046	—	3,046

Total	$4,443	$(10)	$4,433

Note 4. Capital Leased Assets

On November 1, 2003, Avalon entered into a long-term agreement with Squaw Creek Country Club to lease and operate its golf course and related facilities. The lease has an initial term of ten (10) years with four (4) consecutive ten (10) year renewal term options unilaterally exercisable by Avalon. Under the lease, Avalon is obligated to pay $15,000 in annual rent and make leasehold improvements of $150,000 per year. Amounts expended by Avalon for leasehold improvements during a given year in excess of $150,000 will be carried forward and applied to future leasehold improvement obligations. Avalon has made $6.4 million of leasehold improvements as of December 31, 2006. Based upon the amount of leasehold improvements already made and leasehold improvements anticipated to be made in the future, Avalon expects to exercise all its renewal options.

As a result of the purchase of assets of the Sharon Country Club and the assumption of certain liabilities in October 2006, Avalon recorded capital leases of $130,000 relating to the rental of golf carts.

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

Avalon Holdings Corporation and Subsidiaries

In the fourth quarter of 2001, the remediation business recorded a pretax charge of $2.2 million to the provision for losses on accounts receivable as a result of IT Group, Inc., and most of its subsidiaries, including IT Corporation (“IT”), having filed for protection under Chapter 11 of the United States Bankruptcy Code on January 16, 2002. The remediation business had performed services as a subcontractor to IT for which it had not received payment. In the fourth quarter of 2002, the remediation business purchased from IT, for a nominal amount, the receivable relating to the contract under which it had performed services. The remediation business subsequently filed for binding arbitration under the provisions of the contract for payment of such receivable. On October 25, 2004, as a result of such arbitration, the remediation business was awarded, after offsets for counterclaims, the net amount of $1.4 million, plus interest of $.1 million for its claim. Such amount was recorded as income in discontinued operations in the third quarter of 2004. The monies were received in February 2005 and are included in the Consolidated Statements of Cash Flows under the caption “Net cash provided by operating activities from discontinued operations” for the year ended December 31, 2005. In the second quarter of 2006, Avalon determined that the remediation business was no longer obligated to pay the remaining accounts payable associated with this project. Therefore, Avalon wrote off approximately $.4 million of accounts payable and such amount is included in discontinued operations in the Consolidated Statements of Operations for the year ended December 31, 2006.

In the fourth quarter of 2003, management determined that it was in Avalon’s best interest to discontinue the operations of the engineering and consulting business because the business began to experience losses and Avalon believed that the losses were likely to continue in the future. In January 2004, Avalon discontinued such operations and the results are included in discontinued operations.

Concurrent with the decision to discontinue the technical environmental engineering and consulting business, Avalon decided to sell the building associated with the technical environmental services operations. As a result, the building was classified as held-for-sale and the expenses related to the maintenance and operations of the building were included in discontinued operations. Based upon quoted market prices, in the fourth quarter of 2003, Avalon recorded a $1.6 million write-down of the building, a $.2 million write-down of the building in the fourth quarter of 2004 and a $.2 million write-down of the building in the second quarter of 2005 and a $.3 million write-down of the building in the third quarter of 2005. Avalon sold the building in the second quarter of 2006 and received $1.8 million which represented the selling price less costs to sell the building. Avalon incurred a loss of approximately $20,000 on the sale of the building. Such loss and write-downs have been included in discontinued operations in their respective years.

On July 15, 2004, Avalon completed the sale of DartAmericA, Inc. (“DartAmericA”) for a selling price of approximately $4.2 million. At the closing, BMC International, Inc. (“BMC”) delivered to Avalon $3 million in cash and a secured promissory note of $1 million payable in 6 monthly installments of interest only and 54 equal monthly installments of $21,583 commencing February 15, 2005. The balance of the selling price, $.2 million, was based upon changes in certain of DartAmericA’s balance sheet items from March 31, 2004 to June 30, 2004 and was paid in September 2004. On June 30, 2005, BMC paid Avalon the remaining balance of the promissory note which amounted to approximately $.9 million and is included in the Consolidated Statements of Cash Flows under the caption “Payments received on note for sale of facility” for the year ended December 31, 2005. The results of operations of the transportation operations have been included in discontinued operations.

Prior to the completion of the sale, DartAmericA transferred to Avalon, Dart Realty, Inc., a wholly owned subsidiary of DartAmericA, which owned the Canfield, Ohio terminal. In May 2005, Avalon sold this facility for approximately $.3 million and recognized a gain on the sale of approximately $.2 million. Such gain has been included in discontinued operations.

Note 6. Property and Equipment

Property and equipment at December 31, 2006 and 2005 consists of the following (in thousands):

	2006	2005
Land and land improvements	$10,905	$10,341
Buildings and improvements	9,747	9,428
Machinery and equipment	1,275	1,214
Vehicles	123	123
Office furniture and equipment	1,684	1,510
Construction in progress	816	94

	24,550	22,710

Less: accumulated depreciation and amortization	(5,854)	(5,139)

Property and equipment, net	$18,696	$17,571

Leased property under capital leases at December 31, 2006 and 2005 consists of the following (in thousands):

	2006	2005
Leased property under capital leases	$6,514	$6,125
Less: accumulated amortization	(698)	(385)

Leased property under capital leases, net	$5,816	$5,740

Avalon Holdings Corporation and Subsidiaries

Note 7. Income Taxes

Income (loss) before income taxes for each of the three years in the period ended December 31, 2006 was subject to taxation under United States jurisdictions only.

Total provisions (benefits) for income taxes consist of the following (in thousands):

	2006	2005	2004
Continuing operations	$13	$13	$—

Discontinued operations	(95)	(54)	—

	$(82)	$(41)	$—

The provision (benefit) for income taxes from continuing operations consists of the following (in thousands):
	2006	2005	2004
Current:

Federal	$—	$—	$—

State	13	13	—

	13	13	—

Deferred:

Federal	—	—	—

State	—	—	—

	—	—	—

	$13	$13	$—

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets (liabilities) at December 31, 2006 and 2005 are as follows (in thousands):

	2006	2005
Deferred tax assets:
Accounts receivable, allowance for doubtful accounts	$122	$113
Reserves not deductible until paid	171	148
Net operating loss carry-forwards
Federal	2,113	1,970
State	394	448
Capital loss carry-forward	2,851	2,851
Other	5	5

Gross deferred tax assets	5,656	5,535
Less valuation allowance	(4,462)	(4,959)

Deferred tax assets net of valuation allowance	$1,194	$576

Deferred tax liabilities:
Property and equipment	$(1,194)	$(576)
Other	—	—

Gross deferred tax liabilities	$(1,194)	$(576)

Net deferred tax asset	$—	$—

The provision (benefit) for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to income (loss) from continuing operations before income taxes as a result of the following differences (in thousands):

	2006	2005	2004
Income (loss) before income taxes from continuing operations	$883	$554	$(845)
Federal statutory tax rate	35%	35%	35%

	309	194	(296)

State income taxes, net of federal income tax benefits	8	8	—
Change in valuation allowance	(333)	(210)	253
Other nondeductible expenses	32	25	33
Other, net	(3)	(4)	10

	$13	$13	$—

Avalon made net income tax payments of $38,000 in 2006 and received net income tax refunds of $4,000 and $3,000 in 2005 and 2004, respectively.

At December 31, 2006, Avalon has taxable loss carryforwards for federal income tax purposes aggregating approximately $6,214,000 which are available to offset future federal taxable income. These carryforwards expire in 2020 through 2026. Avalon has a capital loss carryforward for federal income tax purposes of approximately $8,385,000 which is available to offset future federal capital gain income. This carryforward expires in 2009. In addition, at December 31, 2006, certain subsidiaries of Avalon have net operating loss carryforwards for state purposes which are available to offset future state taxable income. These carryforwards expire at various dates through 2026. A valuation allowance has been provided because it is more likely than not that the deferred tax assets relating to certain of the federal and state loss carryforwards will not be realized.

Note 8. Retirement Benefits

Avalon sponsors a defined contribution profit sharing plan that is a qualified tax deferred benefit plan under Section 401(k) of the Internal Revenue Code (the “Plan”). Substantially all employees are eligible to participate in the Plan. The Plan provides for employer discretionary cash contributions as determined by Avalon’s Board of Directors. Discretionary contributions vest on a graduated basis and become 100% vested after six years of service. Plan participants may also contribute a portion of their annual compensation to the Plan, subject to maximums imposed by the Internal Revenue Code and related regulations. Costs charged to operations for Avalon’s contributions were $100,000, $91,000 and $79,000 for the years 2006, 2005 and 2004, respectively. These amounts are contributed in the year subsequent to the year expensed and are included in the respective Consolidated Balance Sheets under the caption “Other liabilities and accrued expenses.”

Avalon Holdings Corporation and Subsidiaries

Note 9. Stock Option Plan

Effective July 1, 1998, Avalon adopted the 1998 Long-term Incentive Plan which provides for the granting of options which are intended to be non-qualified stock options (“NQSO’s”) for federal income tax purposes except for those options designated as incentive stock options (“ISO’s”) which qualify under Section 422 of the Internal Revenue Code. Avalon has reserved 1,300,000 shares of Class A Common Stock for issuance to employees and non-employee directors. NQSO’s may be granted with an exercise price which is not less than 85% of the fair market value of the Class A Common Stock on the date of grant. Options designated as ISO’s shall not be less than 110% of fair market value for employees who are ten percent shareholders and not less than 100% of fair market value for other employees. The Board of Directors may, from time to time in its discretion, grant options to one or more outside directors, subject to such terms and conditions as the Board of Directors may determine, provided that such terms and conditions are not inconsistent with other applicable provisions of the 1998 Long-term Incentive Plan. Options shall have a term of no longer than ten years from the date of grant; except that for an option designated as an ISO which is granted to a ten percent shareholder, the option shall have a term no longer than five years.

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

Note 12. Lease Commitments

Future commitments under long-term, operating leases and capital leases at December 31, 2006 are as follows (in thousands):

	Capital	Operating	Total
2007	$56	$338	$394
2008	56	333	389
2009	56	111	167
2010	28	0	28
2011	15	0	15
After 2011	615	0	615

Total minimum lease payments	$826	$782	$1,608

Less: Amounts representing interest	469

Present value of minimum payments	357
Less: Current portion of obligations under capital leases	40

Long-term portion of obligations under capital leases	$317

Rental expense included in the Consolidated Statements of Operations amounted to $344,000 in 2006, $350,000 in 2005 and $332,000 in 2004.

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

Avalon’s primary business segment, the waste management services segment, provides hazardous and nonhazardous brokerage and management services to industrial, commercial, municipal and governmental customers and manages a captive landfill for an industrial customer. The golf and related operations segment includes the operations of golf courses and related facilities and a travel agency. Revenue for the golf and related operations segment consists primarily of membership dues, greens fees, cart rentals, merchandise, food and beverage sales. Avalon does not have significant operations located outside the United States and, accordingly, geographical segment information is not presented.

In 2006, no customer individually accounted for 10% or more of Avalon’s consolidated net operating revenues. In 2005, one customer and its affiliates accounted for approximately 11% of the waste management services segment’s net operating revenues to external customers and approximately 9% of Avalon’s consolidated net operating revenues. In 2004, one customer accounted for approximately 14% of the waste management services segment’s net operating revenues to external customers, and approximately 12% of Avalon’s consolidated net operating revenues.

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

Business segment information including the reconciliation of segment income to consolidated income (loss) from continuing operations before taxes is as follows (in thousands):

	2006	2005	2004
Net operating revenues from:
Waste management services: External customers revenues	$33,458	$28,864	$25,493
Intersegment revenues	—	4	163

Total waste management services	33,458	28,868	25,656

Golf and related operations:
External customer revenues	5,871	5,293	4,509
Intersegment revenues	54	45	38

Total golf and related operations	5,925	5,338	4,547

Segment operating revenues	39,383	34,206	30,203
Intersegment eliminations	(54)	(49)	(201)

Total net operating revenues	$39,329	$34,157	$30,002

Income (loss) from continuing operations before taxes:
Waste management services	$3,112	$3,001	$2,488
Golf and related operations	(388)	(303)	24
Other businesses	—	(5)	—

Segment income before taxes	2,724	2,693	2,512
Corporate interest income	501	251	92
Corporate other income, net	84	43	(7)
General corporate expenses	(2,426)	(2,433)	(3,442)

Income (loss) from continuing operations before taxes	$883	$554	$(845)

Depreciation and amortization:
Waste management services	$24	$30	$60
Golf and related operations	890	800	650
Corporate	121	155	185

Total	$1,035	$985	$895

Interest income:
Waste management services	$87	$82	$92
Golf and related operations	11	11	11
Corporate	501	251	92

Total	$599	$344	$195

Capital expenditures:
Waste management services	$53	$17	$18
Golf and related operations	2,037	913	5,092
Corporate	38	85	44

Total	$2,128	$1,015	$5,154

Identifiable assets at December 31:
Waste management services	$8,082	$6,165	$4,609
Golf and related operations	21,188	19,822	19,574
Other businesses	—	828	731
Corporate	37,587	33,369	33,838
Discontinued operations	—	1,909	4,128

Sub Total	66,857	62,093	62,880
Elimination of intersegment receivables	(20,906)	(18,505)	(19,340)

Total	$45,951	$43,588	$43,540

Avalon Holdings Corporation and Subsidiaries

The increase of $1.9 million in identifiable assets of the waste management services segment is primarily as a result of an increase in accounts receivable. The increase in identifiable assets of the golf and related operations segment is primarily a result of capital expenditures. The increase of $4.2 million in corporate identifiable assets is principally related to an increase in cash and cash equivalents and an increase in intersegment transactions which are eliminated in consolidation.

Note 14. Recently Issued Financial Accounting Standards

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FIN No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109”, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 requires recognition of tax benefits that satisfy a greater than 50% probability threshold. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 is effective for Avalon beginning January 1, 2007. Avalon is currently assessing the potential impact that the adoption of FIN No. 48 will have on its financial statements.

In September 2006, the SEC Staff issued Staff Accounting Bulletin No. 108 (“SAB 108”), “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB 108 was issued to provide consistency between how registrants quantify financial statement misstatements. The provisions of SAB 108 are effective for the annual period ending after November 15, 2006. Avalon does not believe the adoption of SAB 108 will have a material impact on its financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for Avalon beginning January 1, 2008. Avalon is currently assessing the potential impact that the adoption of SFAS No. 157 will have on its financial statements.

Avalon Holdings Corporation and Subsidiaries

Note 15. Quarterly financial data (Unaudited)

Selected quarterly financial data for each quarter in 2006 and 2005 is as follows (in thousands, except for per share amounts):

	Year Ended December 31, 2006
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net operating revenues	$8,924	$9,230	$11,130	$10,045	$39,329
Operating (loss) income from continuing operations	(163)	(97)	286	(15)	11
Income from continuing operations	9	110	503	248	870
Income (loss) from discontinued operations	(7)	371	(2)	95	457
Net income	2	481	501	343	1,327
Basic income per share from continuing operations	—	.03	.13	.07	.23
Basic income per share from discontinued operations	—	.10	—	.02	.12
Basic net income per share	$—	$.13	$.13	$.09	$.35

	Year Ended December 31, 2005
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net operating revenues	$7,430	$8,739	$9,517	$8,471	$34,157
Operating (loss) income from continuing operations	(76)	(174)	216	82	48
Income (loss) from continuing operations	32	(65)	356	218	541
Income (loss) from discontinued operations	80	(10)	(336)	115	(151)
Net income (loss)	112	(75)	20	333	390
Basic income (loss) per share from continuing operations	.01	(.02)	.09	.06	.14
Basic income (loss) per share from discontinued operations	.02	—	(.09)	.03	(.04)
Basic net income (loss) per share	$.03	$(.02)	$—	$.09	$.10

Avalon Holdings Corporation and Subsidiaries

Report of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors of Avalon Holdings Corporation

We have audited the accompanying consolidated balance sheets of Avalon Holdings Corporation and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders’ equity, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Avalon Holdings Corporation and subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

/s/ Grant Thornton LLP

Cleveland, Ohio

February 9, 2007

Avalon Holdings Corporation and Subsidiaries

Digest of Financial Data

	(All amounts are in thousands, except per share data, percentages and number of employees )
	2006	2005	2004	2003	2002
SELECTED STATEMENT OF OPERATIONS INFORMATION
Net operating revenues	$39,329	$34,157	$30,002	$24,734	$23,929
Operating income (loss) from continuing operations	11	48	(1,215)	(2,189)	(2,536)
Interest expense	15	14	15	—	—
Income (loss) from continuing operations	870	541	(845)	(1,816)	(2,171)
Income (loss) from discontinued operations	457	(151)	(1,810)	(1,828)	(3,667)
Net income (loss)	1,327	390	(2,655)	(3,644)	(5,838)
Income (loss) per share from continuing operations	.23	.14	(.22)	(.48)	(.57)
Income (loss) per share from discontinued operations	.12	(.04)	(.48)	(.48)	(.97)
Net income (loss) per share	.35	.10	(.70)	(.96)	(1.54)
Dividends per Class A share	$—	$—	$—	$—	$—
Dividends per Class B share	$—	$—	$—	$—	$—
Weighted average shares used to calculate net income (loss) per share	3,803	3,803	3,803	3,803	3,803

SELECTED CASH FLOW INFORMATION
Net cash provided by (used in) operating activities from continuing operations	$1,188	$1,039	$(1,199)	$1,475	$(153)
Cash used for capital expenditures	$2,128	$1,015	$5,154	$607	$2,488

SELECTED YEAR-END BALANCE SHEET INFORMATION
Cash and cash equivalents	$13,251	$7,759	$7,861	$3,224	$1,190
Current assets	21,370	18,335	16,871	17,329	22,666
Current liabilities	7,656	6,705	7,026	10,134	8,881
Working capital	13,714	11,630	9,845	7,195	13,785
Properties less accumulated depreciation and amortization	18,696	17,571	17,774	18,392	19,085
Leased property under capital leases, net	5,816	5,740	5,519	474	—
Total assets	45,951	43,588	43,540	49,054	51,646
Current portion of obligations under capital leases	40	1	1	—	—
Long-term obligations under capital leases	317	233	234	—	—
Deferred income tax liability	—	—	—	—	—
Shareholders’ equity	$37,978	$36,641	$36,259	$38,920	$42,634

OTHER INFORMATION
Working capital ratio	2.8:1	2.7:1	2.4:1	1.7:1	2.6:1
Quoted market price-Class A Shares:
High	$8.15	$5.35	$4.09	$2.70	$3.40
Low	$4.20	$2.99	$2.43	$1.70	$1.96
Year-end	$7.20	$4.68	$3.16	$2.63	$2.00
Number of employees at year-end	152	143	120	321	346

Avalon Holdings Corporation and Subsidiaries

Performance Graph

The following line graph compares the yearly percentage change in the Company’s cumulative total shareholder return on its Class A Common Stock for the year 2002, 2003, 2004, 2005 and 2006 with the cumulative total return of both the Amex Market Value Index and the Russell 2000 Index.

	December 31, 2001	December 31, 2002	December 31, 2003	December 31, 2004	December 31, 2005	December 31, 2006
Avalon Holdings Corporation

Class A Common Stock	$100.00	$70.18	$92.28	$110.88	$164.21	$252.63

Amex Market Value Index	$100.00	$100.08	$144.57	$178.46	$220.35	$262.17

Russell 2000 Index	$100.00	$79.52	$117.07	$138.55	$144.86	$171.47

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

Avalon Country Club at Sharon, Inc.

1030 Forker Blvd.

Hermitage, PA 16148-1566

(724) 981-6700

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

Timothy C. Coxson

Treasurer, Chief Financial Officer and Assistant Secretary

Ted Wesolowski

Secretary

Frances R. Klingle

Chief Administrative Officer

Kenneth R. Nichols

Vice President, Taxes

Richard R. Fees

Controller

Shareholder

Information

Common stock information

Avalon’s Class A Common Stock is listed on the American Stock Exchange (symbol: AWX). Quarterly stock information for 2006, 2005 and 2004 as reported by The Wall Street Journal is as follows:

2006:
Quarter Ended	High	Low	Close
March 31	$5.40	$4.20	$4.95
June 30	5.25	4.35	5.02
September 30	5.60	4.75	5.50
December 31	8.15	5.40	7.20

2005:
Quarter Ended	High	Low	Close
March 31	$3.54	$2.99	$3.45
June 30	5.35	3.10	4.01
September 30	4.40	3.89	4.24
December 31	4.75	3.80	4.68

2004:
Quarter Ended	High	Low	Close
March 31	$4.09	$2.58	$3.00
June 30	3.20	2.43	2.90
September 30	3.32	2.80	2.85
December 31	3.30	2.78	3.16

No dividends were paid during 2006.

There are 512 Class A and 11 Class B Common Stock shareholders of record as of the close of business March 2, 2007. The number of holders is based upon the actual holders registered on the records of Avalon’s transfer agent and registrar and does not include holders of shares in “street names” or persons, partnerships, associations, corporations or other entities identified in security position listings maintained by depository trust companies.

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