Form 10-K, Exhibit 13
period 2007-12-31
AVALON HOLDINGS CORP
filed 2008-03-20
CIK 1061069

Exhibit 13.1

Avalon Holdings Corporation

2007 Annual Report

Financial Highlights

(in thousands, except for per share amounts)

For the year	2007	2006
Net operating revenues	$45,432	$39,329
Income from continuing operations	1,345	870
Income from discontinued operations	113	457
Net income	1,458	1,327
Income per share from continuing operations	.35	.23
Income per share from discontinued operations	.03	.12
Net income per share	.38	.35

At year-end	2007	2006
Working capital	$5,261	$13,714
Total assets	47,849	45,951
Shareholders’ equity	39,436	37,978

The Company

Avalon Holdings Corporation provides waste management services to industrial, commercial, municipal and governmental customers in selected northeastern and midwestern U.S. markets. Avalon Holdings Corporation also owns the Avalon Golf and Country Club, which operates golf courses and related facilities.

Contents

Financial Highlights	1
Management’s Discussion and Analysis of Financial Condition and Results of Operations	2
Consolidated Balance Sheets	9
Consolidated Statements of Operations	10
Consolidated Statements of Cash Flows	11
Consolidated Statements of Shareholders’ Equity	12
Consolidated Statements of Comprehensive Income	12
Notes to Consolidated Financial Statements	13
Report of Independent Registered Public Accounting Firm	22
Management’s Report on Internal Controls over Financial Reporting	23
Digest of Financial Data	24
Performance Graph	25
Company Location Directory	26
Directors and Officers	27
Shareholder Information	28

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

Liquidity and Capital Resources

For the year 2007, Avalon utilized cash provided by operations and existing cash to fund capital expenditures and meet operating needs.

Avalon’s aggregate capital expenditures in 2007 were $10.8 million. Such expenditures related principally to the construction costs of renovating and building additional banquet and recreational facilities at the Sharon Country Club, which was purchased in October 2006. Avalon’s aggregate capital expenditures in 2008 are expected to be in the range of $1 million to $2 million, which will principally relate to additional construction costs at the Sharon Country Club.

On November 1, 2003, Avalon entered into a long-term agreement with Squaw Creek Country Club to lease and operate its golf course and related facilities. The lease has an initial term of ten (10) years with four (4) consecutive ten (10) year renewal term options unilaterally exercisable by Avalon. Under the lease, Avalon is obligated to pay $15,000 in annual rent and make leasehold improvements of $150,000 per year. Amounts expended by Avalon for leasehold improvements during a given year in excess of $150,000 will be carried forward and applied to future leasehold improvement obligations. Avalon has made $6.8 million of leasehold improvements as of December 31, 2007. Based upon the amount of leasehold improvements already made and leasehold improvements anticipated to be made in the future, Avalon expects to exercise all of its renewal options.

Working capital was $5.3 million at December 31, 2007 compared with $13.7 million at December 31, 2006. The decrease is primarily due to utilizing cash for the construction and renovation of the Sharon Country Club facilities.

The increase in other liabilities and accrued expenses of $.2 million at December 31, 2007 compared with December 31, 2006 is primarily a result of an increase in unrecognized or deferred revenue from the increase in membership dues of the golf and related operations segment. Revenues related to membership dues are recognized proportionately over twelve months.

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

Avalon Holdings Corporation and Subsidiaries

Off-Balance Sheet Arrangements, Contractual Obligations and Contingent Liabilities and Commitments

The following table summarizes Avalon’s significant off-balance sheet contractual obligations at December 31, 2007, and the effect such obligations are expected to have on Avalon’s liquidity and cash flows in future periods.

	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Operating lease obligations	$742,000	$409,000	$262,000	$71,000	$—
Capital lease obligations	675,000	15,000	30,000	30,000	600,000

	$1,417,000	$424,000	$292,000	$101,000	$600,000

Results of Operations

Avalon’s primary business segment, the waste management services segment, provides hazardous and nonhazardous waste brokerage and management services and captive landfill management services. The golf and related operations segment includes the operation of golf courses and related facilities and a travel agency.

Performance in 2007 compared with 2006

Overall Performance

Net operating revenues increased to $45.4 million in 2007 compared with $39.3 million in 2006. The increase is primarily the result of higher net operating revenues of the waste management services segment and, to a lesser extent, increased net operating revenues of the golf and related operations segment. Costs of operations increased to $38.2 million in 2007 compared with $33 million in 2006. The increase in costs of operations is primarily the result of an increase in transportation and disposal costs of the waste management services segment, in which costs vary directly with the increase in net operating revenues. Consolidated selling, general and administrative expenses were approximately $6.3 million in both 2007 and 2006. Avalon recorded income from continuing operations of $1.3 million in 2007 compared with income from continuing operations of $.9 million in 2006.

Segment Performance. Segment performance should be read in conjunction with Note 13 to the Consolidated Financial Statements.

Net operating revenues of the waste management services segment increased to $38.1 million in 2007 compared with $33.5 million in 2006. The increase in net operating revenues is primarily due to an increase in the level of waste brokerage and management services provided. The net operating revenues of the captive landfill management operations also increased due to an increase in (i) the volume of waste disposed of at the landfill, (ii) the sale of construction mats and (iii) the amount of management services provided. Income from continuing operations before taxes of the waste management services segment increased to $3.7 million in 2007 compared with $3.1 million in 2006. The increase is primarily due to the previously mentioned increase in net operating revenues of the waste brokerage and management services business. Income from continuing operations before taxes of the captive landfill operations also increased due to higher net operating revenues.

Net operating revenues of the golf and related operations segment were $7.4 million in 2007 compared with $5.9 million in 2006. The golf courses, which are located in northeast Ohio and western Pennsylvania, were unavailable for play during the first three months of 2007 and 2006 due to adverse weather conditions. Although the golf courses continue to be available to the general public, the primary source of revenues arises from members of the Avalon Golf and Country Club. The increase in net operating revenues is primarily due to a higher average number of members during 2007 compared with 2006 which, in turn, resulted in an increase in revenues from membership

Avalon Holdings Corporation and Subsidiaries

dues, cart rentals, merchandise, and food and beverage sales. The golf and related operations segment incurred a loss from continuing operations before taxes of $.3 million in 2007 compared with a loss from continuing operations before taxes of $.4 million in 2006. Although net operating revenues increased, the golf and related operations segment was negatively impacted by the additional costs associated with the Sharon Country Club, while the facility is closed for construction and renovation and the settlement of an employment contract dispute.

Interest Income

Interest income was $.4 million in 2007 compared with $.6 million in 2006. The decrease is primarily the result of a decrease in the average amount of cash invested during 2007 compared with 2006.

General Corporate Expenses

General corporate expenses were $2.3 million in 2007 compared with $2.4 million in 2006. The decrease is primarily due to a reduction in a number of expenses.

Net Income

Including net income from discontinued operations, Avalon recorded net income of $1.5 million in 2007 compared with net income of $1.3 million in 2006. In 2007, Avalon’s income tax provision on income from continuing operations before income taxes was primarily offset by a change in its valuation allowance resulting in a small tax provision. A valuation allowance has been provided to reduce the deferred tax assets as management believes it is more likely than not that the deferred tax assets will not be realized.

Performance in 2006 compared with 2005

Overall Performance

Net operating revenues increased to $39.3 million in 2006 compared with $34.2 million in 2005. The increase is primarily the result of higher net operating revenues of the waste management services segment and, to a lesser extent, increased net operating revenues of the golf and related operations segment. Costs of operations increased to $33 million in 2006 compared with $28.5 million in 2005. The increase in costs of operations is primarily due to higher net operating revenues of the waste management services segment in which costs vary directly with revenues. Consolidated selling, general and administrative expenses increased to $6.3 million in 2006 compared with $5.6 million in 2005. In 2005, selling, general and administrative expense included a decrease of approximately $.2 million in the provision for losses on accounts receivable. Avalon recorded income from continuing operations of $.9 million in 2006 compared with income from continuing operations of $.5 million in 2005.

Segment Performance. Segment performance should be read in conjunction with Note 13 to the Consolidated Financial Statements.

Net operating revenues of the waste management services segment increased to $33.5 million in 2006 compared with $28.9 million in 2005. The increase in net operating revenues is primarily the result of an increase in the level of waste brokerage and management services provided. Income from continuing operations before taxes of the waste management services segment increased to $3.1 million in 2006 compared with $3 million in 2005 as a result of the increased level of business of the waste brokerage and management services. In 2005, income from continuing operations before taxes included a decrease of approximately $.2 million in the provision for losses on accounts receivable. Income from continuing operations before taxes of the captive landfill operations increased slightly in 2006 compared with 2005.

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

Avalon Holdings Corporation and Subsidiaries

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

General Corporate Expenses

General corporate expenses were $2.4 million in both 2006 and 2005.

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

Avalon Holdings Corporation and Subsidiaries

Avalon’s waste disposal brokerage and management operations obtain and retain customers by providing services and identifying cost-efficient disposal options unique to a customer’s needs. Consolidation within the solid waste industry has resulted in reducing the number of disposal options available to waste generators and may cause disposal pricing to increase. Avalon’s waste brokerage and management operations may not be able to pass these price increases onto its customers, which, in turn, may adversely impact Avalon’s future financial performance. In addition, consolidation has had the effect of reducing the number of competitors offering disposal alternatives, which, also, reduces the alternatives Avalon’s waste brokerage and management operations can offer its customers. This, too, may adversely impact the future financial performance of Avalon.

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

The Avalon Golf and Country Club has a championship golf course and clubhouse at both the Avalon Lakes and Squaw Creek facilities. The Squaw Creek facility also has a swimming pool, tennis courts, a fitness center and dining and banquet facilities. In addition, in October 2006 Avalon purchased the primary assets of the Sharon Country Club, which includes a golf course and clubhouse. Currently, Avalon is renovating the clubhouse and constructing additional banquet and recreational facilities. This facility will be available in the first quarter of 2008. The Avalon Golf and Country Club competes with many public courses and country clubs in the area. Although the golf courses continue to be available to the general public, the primary source of revenues is derived from the members of the Avalon Golf and Country Club. Avalon believes that the combination of these three facilities will result in a significant increase in the number of members of the Avalon Golf and Country Club. Although there has been a continual increase in the number of members of the Avalon Golf and Country Club, as of December 31, 2007, Avalon has not attained its membership goals. There can be no assurance as to when such increased membership will be attained and when the golf and related operations will ultimately become profitable. Failure by Avalon to attain increased membership could adversely affect the future financial performance of Avalon.

All three of Avalon’s clubhouse/golf course operations currently hold liquor licenses for their respective facilities. If, for some reason, any one of these facilities were to lose its liquor license, the financial performance of the golf and related operations would be adversely affected.

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

Avalon Holdings Corporation and Subsidiaries

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

The majority of Avalon’s accounts receivable are due from industrial and commercial customers. Credit is extended based on an evaluation of a customer’s financial condition and, generally, collateral is not required. Accounts receivable are stated at amounts due from customers, net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. Avalon determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, Avalon’s previous accounts receivable loss history, the customer’s current ability to pay its obligation to Avalon, and the condition of the general economy and the industry as a whole. Bankruptcy or economic challenges of a particular customer represent uncertainties that are not controllable by management. If management’s assessments change due to different assumptions or if actual collections differ from management’s estimates, future operating results could be impacted. Avalon writes off accounts receivable when they become uncollectible. Payments subsequently received on such receivables are credited to the allowance for doubtful accounts, or to income, as appropriate under the circumstances.

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

Avalon Holdings Corporation and Subsidiaries

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

Avalon Holdings Corporation and Subsidiaries

Consolidated Balance Sheets

(in thousands, except for share data)

	December 31,
	2007	2006
Assets
Current Assets:
Cash and cash equivalents	$5,086	$13,251
Accounts receivable, less allowance for doubtful accounts of $266 in 2007 and $340 in 2006	7,704	7,672
Prepaid expenses	287	223
Other current assets	366	224

Total current assets	13,443	21,370
Property and equipment, net (Note 6)	28,568	18,696
Leased property under capital leases, net (Notes 4 and 6)	5,759	5,816
Noncurrent deferred tax asset (Note 7)	19	—
Other assets, net	60	69

Total assets	$47,849	$45,951

Liabilities and Shareholders’ Equity
Current Liabilities:
Current portion of obligations under capital leases (Notes 4 and 12)	$1	$40
Accounts payable	5,013	4,723
Accrued payroll and other compensation	594	561
Accrued income taxes	43	24
Other accrued taxes	260	252
Other liabilities and accrued expenses (Notes 2 and 8)	2,271	2,056

Total current liabilities	8,182	7,656
Obligations under capital leases (Notes 4 and 12)	231	317
Contingencies and commitments (Notes 11 and 12)	—	—
Shareholders’ Equity (Note 10):
Class A Common Stock, $.01 par value, one vote per share; authorized 10,500,000 shares; issued and outstanding 3,190,786 shares at December 31, 2007 and December 31, 2006	32	32
Class B Common Stock, $.01 par value, ten votes per share; authorized 1,000,000 shares; issued and outstanding 612,545 shares at December 31, 2007 and December 31, 2006	6	6
Paid-in capital	58,096	58,096
Accumulated deficit	(18,698)	(20,156)

Total shareholders’ equity	39,436	37,978

Total liabilities and shareholders’ equity	$47,849	$45,951

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Operations

(in thousands, except for per share amounts)

	Year Ended December 31,
	2007	2006	2005
Net operating revenues	$45,432	$39,329	$34,157
Costs and expenses:
Costs of operations	38,238	33,047	28,532
Selling, general and administrative expenses	6,348	6,271	5,577

Operating income from continuing operations	846	11	48
Other income:
Interest expense	(16)	(15)	(14)
Interest income	435	599	344
Other income, net	120	288	176

Income from continuing operations before income taxes	1,385	883	554
Provision for income taxes (Note 7)	40	13	13

Income from continuing operations	1,345	870	541
Discontinued Operations (Note 5):
Income from discontinued operations before income taxes[1]	113	362	(205)
Benefit for income taxes	—	(95)	(54)

Income (loss) from discontinued operations	113	457	(151)

Net income	$1,458	$1,327	$390

Income per share from continuing operations	$.35	$.23	$.14

Income (loss) per share from discontinued operations	$.03	$.12	$(.04)

Net income per share (Note 2)	$.38	$.35	$.10

Weighted average shares outstanding (Note 2)	3,803	3,803	3,803

[1]	Year ended December 31, 2005 includes a write-down of a building of $.5 million.

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2007	2006	2005
Operating activities:
Income from continuing operations	$1,345	$870	$541
Reconciliation of income from continuing operations to cash provided by (used in) operating activities:
Depreciation	1,098	1,054	988
Amortization	1	1	1
Amortization of investments	—	(20)	(4)
Provision (benefit) for losses on accounts receivable	(58)	25	(249)
Benefit for deferred taxes	(19)	—	—
(Gain) loss from disposal of property and equipment	(1)	3	4
Change in operating assets and liabilities:
Accounts receivable	26	(2,058)	(272)
Prepaid expenses	(64)	(3)	35
Other current assets	(142)	31	(29)
Other assets	8	(9)	(1)
Accounts payable	46	886	40
Accrued payroll and other compensation	33	92	12
Accrued income taxes	19	(121)	(38)
Other accrued taxes	8	13	29
Other liabilities and accrued expenses	215	433	(6)
Other noncurrent liabilities	—	(9)	(12)

Net cash provided by operating activities from continuing operations	2,515	1,188	1,039
Net cash provided by operating activities from discontinued operations	113	95	1,411

Net cash provided by operating activities	2,628	1,283	2,450

Investing activities:
Purchases of investment securities	—	(94)	(4,439)
Maturities/sales of investment securities	—	4,557	1,600
Capital expenditures	(10,783)	(2,128)	(1,015)
Payments received on note from the sale of facility	—	—	1,000
Proceeds from disposal of property and equipment	1	—	5

Net cash (used in) provided by investing activities from continuing operations	(10,782)	2,335	(2,849)
Net cash provided by investing activities from discontinued operations	—	1,881	298

Net cash (used in) provided by investing activities	(10,782)	4,216	(2,551)

Financing activities:
Principal payments on capital lease obligations	(11)	(7)	(1)

Net cash used in financing activities from continuing operations	(11)	(7)	(1)

(Decrease) increase in cash and cash equivalents	(8,165)	5,492	(102)
Cash and cash equivalents at beginning of year	13,251	7,759	7,861

Cash and cash equivalents at end of year	$5,086	$13,251	$7,759

Non-cash investing activities:
Capital expenditures of $244 are included in Accounts Payable at December 31, 2007.
Significant non-cash financing activities:
Capital lease obligations incurred	$—	$130	$—
Capital lease exchanged for operating lease	$114	$—	$—

For supplemental disclosures of cash flow information, see Note 4.

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Shareholders’ Equity

(in thousands)

	For The Three Years Ended December 31, 2007
	Shares		Common Stock		Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (loss)	Total
	Class A	Class B	Class A	Class B
Beginning Balance January 1, 2005	3,185	618	$32	$6	$58,096	$(21,873)	$(2)	$36,259
Conversion of shares by shareholders (Note 10)	6	(6)	—	—	—	—	—	—
Net income	—	—	—	—	—	390	—	390
Unrealized loss on investments	—	—	—	—	—	—	(8)	(8)

Balance at December 31, 2005	3,191	612	$32	$6	$58,096	$(21,483)	$(10)	$36,641
Net income	—	—	—	—	—	1,327	—	1,327
Unrealized gain on investments	—	—	—	—	—	—	10	10

Balance at December 31, 2006	3,191	612	$32	$6	$58,096	$(20,156)	$—	$37,978

Net income	—	—	—	—	—	1,458	—	1,458
Balance at December 31, 2007	3,191	612	$32	$6	$58,096	$(18,698)	$—	$39,436

Consolidated Statements of Comprehensive Income

(in thousands)

	Year Ended December 31,
	2007	2006	2005
Net income	$1,458	$1,327	$390
Unrealized gain (loss) on investments	—	10	(8)

Comprehensive income	$1,458	$1,337	$382

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

On October 23, 2006, Avalon completed the acquisition of the Sharon Country Club assets for approximately $1 million in cash and the assumption of accounts receivable, certain leases and accounts payable. The primary assets of the Sharon Country Club include the golf course and clubhouse, which Avalon is currently renovating. Avalon is also constructing additional recreational facilities. Avalon intends to operate the Sharon Country Club facilities as part of the Avalon Golf and Country Club.

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

Actual results could differ from those estimates. Certain prior year amounts have been reclassified to be consistent with the 2007 presentation.

Principles of consolidation

The consolidated financial statements include the accounts of Avalon and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and cash equivalents

Cash and cash equivalents include money market instruments and other highly liquid short-term investments that are stated at cost, which approximates market value. Such investments, with original maturities of three months or less from date of purchase, are considered to be cash equivalents for purposes of the Consolidated Statements of Cash Flows and Consolidated Balance Sheets. Such investments were not insured by the Federal Deposit Insurance Corporation. The balance of cash and cash equivalents was $5.1 million and $13.3 million at December 31, 2007 and 2006, respectively.

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

Financial instruments

The fair value of financial instruments consisting of cash, cash equivalents, accounts receivable, and accounts payable at December 31, 2007 and 2006 approximates carrying value due to the relative short maturity of these financial instruments. Avalon did not have any available-for-sale securities at December 31, 2007 or 2006.

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

Avalon recognizes any interest and penalty assessed by taxing authorities as a component of interest expense and other expense, respectively.

Revenue recognition

Avalon recognizes revenue for waste management services as services are performed. Revenues for the golf operations are recognized as services are provided with the exception of membership dues which are recognized proportionately over twelve months. The deferred revenues relating to membership dues at December 31, 2007 and December 31, 2006 were $1.9 million and $1.7 million, respectively, and are included in the Consolidated Balance Sheets under the caption “Other liabilities and accrued expenses”.

Accounts Receivable

The majority of Avalon’s accounts receivable are due from industrial and commercial customers. Credit is extended based on an evaluation of a customer’s financial condition and, generally, collateral is not required. Accounts receivable are stated at amounts due from customers, net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. Avalon determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, Avalon’s previous accounts receivable loss history, the customer’s current ability to pay its obligation to Avalon, the condition of the general economy and the industry as a whole. Avalon writes off accounts receivable when they become uncollectible. Payments subsequently received on such receivables are credited to the allowance for doubtful accounts, or to income, as appropriate under the circumstances.

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

Avalon Holdings Corporation and Subsidiaries

Asset impairments

Effective January 1, 2002, Avalon adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long Lived Assets.” In accordance with this statement, Avalon reviews the carrying value of its long-lived assets whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. If indicators of impairment exist, Avalon would determine whether the estimated undiscounted sum of the future cash flows of such assets is less than its carrying amount. If less, an impairment loss would be recognized if, and to the extent that the carrying amount of such assets exceeds their respective fair value. Avalon would determine the fair value by using quoted market prices, if available, for such assets; or if quoted market prices are not available, Avalon would discount the expected estimated future cash flows.

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

Basic net income (loss) per share

For the years ended December 31, 2007, 2006 and 2005, basic net income (loss) per share has been computed using the weighted average number of common shares outstanding during each period, which was 3,803,331. There were no common equivalent shares outstanding and therefore, diluted per share amounts are equal to basic per share amounts for all years presented.

Note 3. Investment Securities

At December 31, 2007, Avalon did not have any available-for-sale securities. For the years ended December 31, 2006 and 2005, as a result of the classification of securities as available-for-sale, Avalon recognized unrealized gains of $10,000, net of applicable taxes, and unrealized losses of $8,000, net of applicable income taxes, respectively. Accumulated other comprehensive income (loss) was zero at December 31, 2007 and 2006.

Note 4. Capital Leased Assets

On November 1, 2003, Avalon entered into a long-term agreement with Squaw Creek Country Club to lease and operate its golf course and related facilities. The lease has an initial term of ten (10) years with four (4) consecutive ten (10) year renewal term options unilaterally exercisable by Avalon. Under the lease, Avalon is obligated to pay $15,000 in annual rent and make leasehold improvements of $150,000 per year. Amounts expended by Avalon for leasehold improvements during a given year in excess of $150,000 will be carried forward and applied to future leasehold improvement obligations. Avalon has made $6.8 million of leasehold improvements as of December 31, 2007. Based upon the amount of leasehold improvements already made and leasehold improvements anticipated to be made in the future, Avalon expects to exercise all its renewal options.

As a result of the purchase of assets of the Sharon Country Club and the assumption of certain liabilities in October 2006, Avalon recorded capital leases of $130,000 relating to the rental of golf carts. In 2007, this lease was exchanged for an operating lease.

Note 5. Discontinued Operations

Recognizing that the continuing losses incurred by the environmental remediation business would adversely impact Avalon’s future financial performance, in the fourth quarter of 2003, management determined that it was in Avalon’s best interest to sell or discontinue the operation of the environmental remediation business. In January 2004, Avalon sold all of the fixed assets of the remediation business. As part of the transaction, the purchaser assumed all of the remediation businesses obligations relating to ongoing projects. The remediation business retained all of its other liabilities and assets, including cash and accounts receivable. The results of operations of the remediation business have been included in discontinued operations.

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

Avalon Holdings Corporation and Subsidiaries

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

In the second quarter of 2007, the remediation business agreed to a settlement on $.1 million from its customer for the payment of services provided on a project in 2002. The settlement is included in discontinued operations in the Consolidated Statements of Operations for the year ended December 31, 2007.

In the fourth quarter of 2003, management determined that it was in Avalon’s best interest to discontinue the operations of the engineering and consulting business because the business began to experience losses and Avalon believed that the losses were likely to continue in the future. In January 2004, Avalon discontinued such operations and the results are included in discontinued operations.

Concurrent with the decision to discontinue the technical environmental engineering and consulting business, Avalon decided to sell the building associated with the technical environmental services operations. As a result, the building was classified as held-for-sale and the expenses related to the maintenance and operations of the building were included in discontinued operations. Based upon quoted market prices, in 2005 Avalon recorded a write-down of $.5 million of the building. Avalon sold the building in the second quarter of 2006 and received $1.8 million which represented the selling price less costs to sell the building. Avalon incurred a loss of approximately $20,000 on the sale of the building. Such loss and write-downs have been included in discontinued operations in their respective years.

On July 15, 2004, Avalon completed the sale of DartAmericA, Inc. (“DartAmericA”) for a selling price of approximately $4.2 million. BMC International, Inc. (“BMC”) paid Avalon $3.2 million in cash and delivered a secured promissory note of $1 million payable in 6 monthly installments of interest only and 54 equal monthly installments of $21,583 commencing February 15, 2005. On June 30, 2005, BMC paid Avalon the remaining balance of the promissory note which amounted to approximately $.9 million and such amount is included in the Consolidated Statements of Cash Flows under the caption “Payments received on note for sale of facility” for the year ended December 31, 2005. The results of operations of the transportation operations are included in discontinued operations.

Prior to the completion of the sale, DartAmericA transferred to Avalon, Dart Realty, Inc., a wholly owned subsidiary of DartAmericA, which owned the Canfield, Ohio terminal. In May 2005, Avalon sold this facility for approximately $.3 million and recognized a gain on the sale of approximately $.2 million. Such gain is included in discontinued operations in 2005.

Note 6. Property and Equipment

Property and equipment at December 31, 2007 and 2006 consists of the following (in thousands):

	2007	2006
Land and land improvements	$10,963	$10,905
Buildings and improvements	9,747	9,747
Machinery and equipment	1,396	1,275
Vehicles	118	123
Office furniture and equipment	1,808	1,684
Construction in progress	11,131	816

	35,163	24,550
Less: accumulated depreciation and amortization	(6,595)	(5,854)

Property and equipment, net	$28,568	$18,696

Leased property under capital leases at December 31, 2007 and 2006 consists of the following (in thousands):

	2007	2006
Leased property under capital leases	$6,794	$6,514
Less: accumulated amortization	(1,035)	(698)

Leased property under capital leases, net	$5,759	$5,816

Avalon Holdings Corporation and Subsidiaries

Note 7. Income Taxes

Income (loss) before income taxes for each of the three years in the period ended December 31, 2007 was subject to taxation under United States jurisdictions only.

Total provisions (benefits) for income taxes consist of the following (in thousands):

	2007	2006	2005
Continuing operations	$40	$13	$13
Discontinued operations	—	(95)	(54)

	$40	$(82)	$(41)

The provision (benefit) for income taxes from continuing operations consists of the following (in thousands):

	2007	2006	2005
Current:
Federal	$20	$—	$—
State	39	13	13

	59	13	13

Deferred:
Federal	(20)	—	—
State	1	—	—

	(19)	—	—

	$40	$13	$13

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets (liabilities) at December 31, 2007 and 2006 are as follows (in thousands):

	2007	2006
Deferred tax assets:
Accounts receivable, allowance for doubtful accounts	$95	$122
Reserves not deductible until paid	183	171
Net operating loss carry-forwards
Federal	1,641	2,113
State	439	394
Capital loss carry-forward	2,851	2,851
Other	25	5

Gross deferred tax assets	5,234	5,656
Less valuation allowance	(3,976)	(4,462)

Deferred tax assets net of valuation allowance	$1,258	$1,194

Deferred tax liabilities:
Property and equipment	$(1,239)	$(1,194)
Other	—	—

Gross deferred tax liabilities	$(1,239)	$(1,194)

Net deferred tax asset	$19	$—

The provision (benefit) for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to income (loss) from continuing operations before income taxes as a result of the following differences (in thousands):

	2007	2006	2005
Income before income taxes from continuing operations	$1,385	$883	$554
Federal statutory tax rate	35%	35%	35%

	485	309	194
State income taxes, net of federal income tax benefits	26	8	8
Change in valuation allowance	(437)	(333)	(210)
Other nondeductible expenses	33	32	25
Increase in state net operating loss carryforward	(57)	—	—
Other, net	(10)	(3)	(4)

	$40	$13	$13

Avalon adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. The adoption of FIN 48 had no material impact on Avalon’s financial position or results of operations for the year 2007 and required no adjustment to the balance sheet accounts as of December 31, 2006. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007	$—
Increases related to prior year tax positions	—
Decreases related to prior year tax positions	—
Increases related to current year tax positions	—
Settlements	—
Lapse of Statute of Limitations	—

Balance at December 31, 2007	$—

Avalon is subject to income taxes in the U.S. federal and various states jurisdictions. With few exceptions, Avalon is no longer subject to U.S. federal, state and local income tax examinations by taxing authorities for the years before 2003. Avalon recognizes any interest and penalty assessed by taxing authorities as a component of interest expense and other expense, respectively. Avalon’s accruals for the payment of interest and penalties for 2007 were $2,000.

Avalon made net income tax payments of $41,000 and $38,000 in 2007 and 2006, respectively and received net income tax refunds of $4,000 in 2005.

At December 31, 2007, Avalon has taxable loss carryforwards for federal income tax purposes aggregating approximately $4,826,000 which are available to offset future federal taxable income. These carryforwards expire in 2020 through 2027. Avalon has a capital loss carryforward for federal income tax purposes of approximately $8,385,000 which is available to offset future federal capital gain income. This carryforward expires in 2009. In addition, at December 31, 2007, certain subsidiaries of Avalon have net operating loss carryforwards for state purposes which are available to offset future state taxable income. These carryforwards expire at various dates through 2028. A valuation allowance has been provided because it is more likely than not that the deferred tax assets relating to certain of the federal and state loss carryforwards will not be realized.

Avalon Holdings Corporation and Subsidiaries

Note 8. Retirement Benefits

Avalon sponsors a defined contribution profit sharing plan that is a qualified tax deferred benefit plan under Section 401(k) of the Internal Revenue Code (the “Plan”). Substantially all employees are eligible to participate in the Plan. The Plan provides for employer discretionary cash contributions as determined by Avalon’s Board of Directors. Discretionary contributions vest on a graduated basis and become 100% vested after five years of service. Plan participants may also contribute a portion of their annual compensation to the Plan, subject to maximums imposed by the Internal Revenue Code and related regulations. Costs charged to operations for Avalon’s contributions were $117,000, $100,000 and $91,000 for the years 2007, 2006 and 2005, respectively. These amounts are contributed in the year subsequent to the year expensed and are included in the respective Consolidated Balance Sheets under the caption “Other liabilities and accrued expenses.”

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

Avalon Holdings Corporation and Subsidiaries

Note 12. Lease Commitments

Future commitments under long-term, operating leases and capital leases at December 31, 2007 are as follows (in thousands):

	Capital	Operating	Total
2008	$15	$409	$424
2009	15	186	201
2010	15	76	91
2011	15	71	86
2012	15	0	15
After 2012	600	0	600

Total minimum lease payments	$675	$742	$1,417

Less: Amounts representing interest	443

Present value of minimum payments	232
Less: Current portion of obligations under capital leases	1

Long-term portion of obligations under capital leases	$231

Rental expense included in the Consolidated Statements of Operations amounted to $493,000 in 2007, $344,000 in 2006 and $350,000 in 2005.

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

Avalon’s primary business segment, the waste management services segment, provides hazardous and nonhazardous brokerage and management services to industrial, commercial, municipal and governmental customers and manages a captive landfill for an industrial customer. The golf and related operations segment includes the operations of golf courses and related facilities and a travel agency. Revenue for the golf and related operations segment consists primarily of membership dues, greens fees, cart rentals, merchandise, and food and beverage sales. Avalon does not have significant operations located outside the United States and, accordingly, geographical segment information is not presented.

In 2007 and 2006, no customer individually accounted for 10% or more of Avalon’s consolidated net operating revenues. In 2005, one customer and its affiliates accounted for approximately 11% of the waste management services segment’s net operating revenues to external customers and approximately 9% of Avalon’s consolidated net operating revenues.

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

Business segment information including the reconciliation of segment income to consolidated income (loss) from continuing operations before taxes is as follows (in thousands):

	2007	2006	2005
Net operating revenues from:
Waste management services:
External customers revenues	$38,073	$33,458	$28,864
Intersegment revenues	11	—	4

Total waste management services	38,084	33,458	28,868

Golf and related operations:
External customer revenues	7,359	5,871	5,293
Intersegment revenues	47	54	45

Total golf and related operations	7,406	5,925	5,338

Segment operating revenues	45,490	39,383	34,206
Intersegment eliminations	(58)	(54)	(49)

Total net operating revenues	$45,432	$39,329	$34,157

Income (loss) from continuing operations before taxes:
Waste management services	$3,708	$3,112	$3,001
Golf and related operations	(345)	(388)	(303)
Other businesses	—	—	(5)

Segment income before taxes	3,363	2,724	2,693
Corporate interest income	337	501	251
Corporate other income, net	9	84	43
General corporate expenses	(2,324)	(2,426)	(2,433)

Income from continuing operations before taxes	$1,385	$883	$554

Depreciation and amortization:
Waste management services	$26	$24	$30
Golf and related operations	934	890	800
Corporate	138	121	155

Total	$1,098	$1,035	$985

Interest income:
Waste management services	$84	$87	$82
Golf and related operations	14	11	11
Corporate	337	501	251

Total	$435	$599	$344

Capital expenditures:
Waste management services	$51	$53	$17
Golf and related operations	10,698	2,037	913
Corporate	33	38	85

Total	$10,782	$2,128	$1,015

Identifiable assets at December 31:
Waste management services	$9,978	$8,082	$6,165
Golf and related operations	31,472	21,188	19,822
Other businesses	—	—	828
Corporate	37,386	37,587	33,369
Discontinued operations	—	—	1,909

Sub Total	78,836	66,857	62,093
Elimination of intersegment receivables	(30,987)	(20,906)	(18,505)

Total	$47,849	$45,951	$43,588

Avalon Holdings Corporation and Subsidiaries

The increase of $1.9 million in identifiable assets of the waste management services segment is primarily as a result of an increase in intersegment transactions which are eliminated in consolidation. The increase of $10.3 million in identifiable assets of the golf and related operations segment is primarily a result of capital expenditures.

Note 14. Recently Issued Financial Accounting Standards

Avalon adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes” on January 1, 2007. As required by FIN 48, which clarifies FASB 109, “Accounting for Income Taxes,” Avalon recognizes the financial statement benefit of a tax position, only after determining that the relevant tax authority would be more likely than not to sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. At the adoption date, Avalon applied FIN 48 to all tax positions for which the statute of limitations remained open. The adoption of FIN 48 had no material impact on Avalon’s financial position or results of operations for the year 2007 and required no adjustment to the balance sheet accounts as of December 31, 2006.

Avalon is subject to income taxes in the U.S. federal and various states jurisdictions. With few exceptions, Avalon is no longer subject to U.S. federal, state and local income tax examinations by taxing authorities for the years before 2003.

Avalon recognizes any interest and penalty assessed by taxing authorities as a component of interest expense and other expense, respectively. Avalon’s accruals for the payment of interest and penalties at January 1, 2007 and for the year ended December 31, 2007 were not material.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS No. 157), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of information. This statement is effective for Avalon beginning January 1, 2008. Avalon has determined that the adoption of SFAS No. 157 will not have a material impact on its financial statements.

Avalon Holdings Corporation and Subsidiaries

Note 15. Quarterly financial data (Unaudited)

Selected quarterly financial data for each quarter in 2007 and 2006 is as follows (in thousands, except for per share amounts):

	Year Ended December 31, 2007
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net operating revenues	$11,310	$11,534	$12,139	$10,449	$45,432
Operating income from continuing operations	147	162	438	99	846
Income from continuing operations	352	250	547	196	1,345
Income from discontinued operations	—	113	—	—	113
Net income	352	363	547	196	1,458
Basic income per share from continuing operations	.09	.07	.14	.05	.35
Basic income per share from discontinued operations	—	.03	—	—	.03
Basic net income per share	$.09	$.10	$.14	$.05	$.38

	Year Ended December 31, 2006
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net operating revenues	$8,924	$9,230	$11,130	$10,045	$39,329
Operating (loss) income from continuing operations	(163)	(97)	286	(15)	11
Income from continuing operations	9	110	503	248	870
Income (loss) from discontinued operations	(7)	371	(2)	95	457
Net income	2	481	501	343	1,327
Basic income per share from continuing operations	—	.03	.13	.07	.23
Basic income per share from discontinued operations	—	.10	—	.02	.12
Basic net income per share	$—	$.13	$.13	$.09	$.35

Avalon Holdings Corporation and Subsidiaries

Report of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors of Avalon Holdings Corporation

We have audited the accompanying consolidated balance sheets of Avalon Holdings Corporation and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders’ equity, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Avalon Holdings Corporation and subsidiaries as of December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

/s/ Grant Thornton LLP

Cleveland, Ohio
March 13, 2008

Avalon Holdings Corporation and Subsidiaries

Management’s Annual report on Internal Control Over Financial Reporting

The management of Avalon, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) of the Securities and Exchange Act of 1934, as amended. Avalon’s internal control system was designed to provide reasonable assurance as to the reliability of the preparation and presentation of the consolidated financial statements for external reporting and the safeguarding of assets from unauthorized use or disposition.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

With our participation, an evaluation of the effectiveness of our internal control over financial reporting was conducted as of December 31, 2007, based upon the framework and criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2007.

/s/ Ronald E. Klingle	/s/ Timothy C. Coxson
Chairman of the Board and Chief Executive Officer	Chief Financial Officer

March 13, 2008

Avalon Holdings Corporation and Subsidiaries

Digest of Financial Data

	(All amounts are in thousands, except per share data, percentages and number of employees )
	2007	2006	2005	2004	2003
SELECTED STATEMENT OF OPERATIONS INFORMATION
Net operating revenues	$45,432	$39,929	$34,157	$30,002	$24,734
Operating income (loss) from continuing operations	846	11	48	(1,215)	(2,189)
Interest expense	16	15	14	15	—
Income (loss) from continuing operations	1345	870	541	(845)	(1,816)
Income (loss) from discontinued operations	113	457	(151)	(1,810)	(1,828)
Net income (loss)	1,458	1,327	390	(2,655)	(3,644)
Income (loss) per share from continuing operations	.35	.23	.14	(.22)	(.48)
Income (loss) per share from discontinued operations	.03	.12	(.04)	(.48)	(.48)
Net income (loss) per share	.38	.35	.10	(.70)	(.96)
Dividends per Class A share	$—	$—	$—	$—	$—
Dividends per Class B share	$—	$—	$—	$—	$—
Weighted average shares used to calculate net income (loss) per share	3,803	3,803	3,803	3,803	3,803
SELECTED CASH FLOW INFORMATION
Net cash provided by (used in)operating activities from continuing operations	$2,515	$1,188	$1,039	$(1,199)	$1,475
Cash used for capital expenditures	$10,783	$2,128	$1,015	$5,154	$607
SELECTED YEAR-END BALANCE SHEET INFORMATION
Cash and cash equivalents	$5,086	$13,251	$7,759	$7,861	$3,224
Current assets	13,443	21,370	18,335	16,871	17,329
Current liabilities	8,182	7,656	6,705	7,026	10,134
Working capital	5,261	13,714	11,630	9,845	7,195
Properties less accumulated depreciation and amortization	28,568	18,696	17,571	17,774	18,392
Leased property under capital leases, net	5,759	5,816	5,740	5,519	474
Total assets	47,849	45,951	43,588	43,540	49,054
Current portion of obligations under capital leases	1	40	1	1	—
Long-term obligations under capital leases	231	317	233	234	—
Deferred income tax liability	—	—	—	—	—
Shareholders’ equity	$39,436	$37,978	$36,641	$36,259	$38,920
OTHER INFORMATION
Working capital ratio	1.6:1	2.8:1	2.7:1	2.4:1	1.7:1
Quoted market price-Class A Shares:
High	$10.87	$8.15	$5.35	$4.09	$2.70
Low	$5.25	$4.20	$2.99	$2.43	$1.70
Year-end	$5.40	$7.20	$4.68	$3.16	$2.63
Number of employees at year-end	167	152	143	120	321

Avalon Holdings Corporation and Subsidiaries

Performance Graph

The following line graph compares the yearly percentage change in the Company’s cumulative total shareholder return on its Class A Common Stock for the year 2003, 2004, 2005, 2006 and 2007 with the cumulative total return of both the Amex Market Value Index and the Russell 2000 Index.

	December 31, 2002	December 31, 2003	December 31, 2004	December 31, 2005	December 31, 2006	December 31, 2007
Avalon Holdings Corporation
Class A Common Stock	$100.00	$131.50	$158.00	$234.00	$360.00	$270.00
Amex Market Value Index	$100.00	$143.18	$175.20	$215.26	$257.04	$299.37
Russell 2000 Index	$100.00	$147.25	$174.24	$182.18	$215.64	$212.26

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

Ronald E. Klingle

Chairman of the Board

Executive Committee (Chairman)

Compensation Committee

Timothy C. Coxson

Treasurer, Chief Financial Officer

and Secretary

Compensation Committee (Chairman)

Kurtis D. Gramley

Chairman and Chief Executive Officer,

Edgewood Surgical Hospital

Audit Committee (Chairman)

Executive Committee

Option Plan Committee

Stephen L. Gordon

Partner, Beveridge & Diamond, P.C.

Compensation Committee

Audit Committee

Option Plan Committee (Chairman)

David G. Bozanich

Director of Finance, City of Youngstown

Audit Committee

Executive Committee

Option Plan Committee

Officers

Ronald E. Klingle

Chief Executive Officer

Timothy C. Coxson

Treasurer, Chief Financial Officer

and Secretary

Frances R. Klingle

Chief Administrative Officer

Kenneth R. Nichols

Vice President, Taxes

Richard R. Fees

Controller

Avalon Holdings Corporation and Subsidiaries

Shareholder Information

Common stock information

Avalon’s Class A Common Stock is listed on the American Stock Exchange (symbol: AWX). Quarterly stock information for 2007, 2006 and 2005 as reported by The Wall Street Journal is as follows:

2007:

Quarter Ended	High	Low	Close
March 31	$8.24	$6.76	$8.00
June 30	10.87	7.95	9.90
September 30	10.23	6.05	7.05
December 31	8.10	5.25	5.40

2006:

Quarter Ended	High	Low	Close
March 31	$5.40	$4.20	$4.95
June 30	5.25	4.35	5.02
September 30	5.60	4.75	5.50
December 31	8.15	5.40	7.20

2005:

Quarter Ended	High	Low	Close
March 31	$3.54	$2.99	$3.45
June 30	5.35	3.10	4.01
September 30	4.40	3.89	4.24
December 31	4.75	3.80	4.68

No dividends were paid during 2007.

There are 498 Class A and 11 Class B Common Stock shareholders of record as of the close of business March 11, 2008. The number of holders is based upon the actual holders registered on the records of Avalon’s transfer agent and registrar and does not include holders of shares in “street names” or persons, partnerships, associations, corporations or other entities identified in security position listings maintained by depository trust companies.

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