Form 10-K/A, Exhibit 13
period 2007-12-31
AVALON HOLDINGS CORP
filed 2008-09-23
CIK 1061069

Exhibit 13.1

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

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

/s/ Ronald E. Klingle	/s/ Timothy C. Coxson
Chairman of the Board and	Chief Financial Officer
Chief Executive Officer

September 23, 2008