Form 10-K, Exhibit 13
period 2008-12-31
AVALON HOLDINGS CORP
filed 2009-03-20
CIK 1061069

Exhibit 13.1

Financial Highlights

(in thousands, except for per share amounts)

For the year	2008	2007

Net operating revenues	$48,978	$45,432
Income from continuing operations	738	1,345
Income from discontinued operations	—	113
Net income	738	1,458
Income per share from continuing operations	.19	.35
Income per share from discontinued operations	—	.03
Net income per share	.19	.38

At year-end	2008	2007

Working capital	$5,001	$5,261
Total assets	48,713	47,849
Shareholders’ equity	40,174	39,436

The Company

Avalon Holdings Corporation provides waste management services to industrial, commercial, municipal and governmental customers in selected northeastern and midwestern U.S. markets. Avalon Holdings Corporation also owns the Avalon Golf and Country Club, which operates golf courses and related facilities.

Contents

Financial Highlights	1

Management’s Discussion and Analysis of Financial Condition and Results of Operations	2

Consolidated Balance Sheets	8

Consolidated Statements of Operations	9

Consolidated Statements of Cash Flows	10

Consolidated Statements of Shareholders’ Equity	11

Notes to Consolidated Financial Statements	12

Report of Independent Registered Public Accounting Firm	19

Management’s Report on Internal Controls over Financial Reporting	20

Company Location Directory	21

Directors and Officers	22

Shareholder Information	23

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

Liquidity and Capital Resources

For the year 2008, Avalon utilized cash provided by operations and existing cash to fund capital expenditures and meet operating needs.

Avalon’s aggregate capital expenditures in 2008 were $2.5 million. Such expenditures related principally to the construction costs of renovating and building additional banquet and recreational facilities for the golf and related operations. Avalon’s aggregate capital expenditures in 2009 are expected to be in the range of $.2 million to $.5 million, which will principally relate to the equipment purchases and building improvements for the golf and related operations.

On November 1, 2003, Avalon entered into a long-term agreement with Squaw Creek Country Club to lease and operate its golf course and related facilities. The lease has an initial term of ten (10) years with four (4) consecutive ten (10) year renewal term options unilaterally exercisable by Avalon. Under the lease, Avalon is obligated to pay $15,000 in annual rent and make leasehold improvements of $150,000 per year. Amounts expended by Avalon for leasehold improvements during a given year in excess of $150,000 will be carried forward and applied to future leasehold improvement obligations. Avalon has made $7.3 million of leasehold improvements as of December 31, 2008. Based upon the amount of leasehold improvements already made and leasehold improvements anticipated to be made in the future, Avalon expects to exercise all of its renewal options.

Working capital was $5.0 million at December 31, 2008 compared with $5.3 million at December 31, 2007. The decrease is primarily due to utilizing cash for the construction and renovation of the Avalon Golf and Country Club facilities, partially offset by an increase in accounts receivable.

The increase in accounts receivable of $1.6 million is primarily the result of significantly higher net operating revenues of the waste management segment in the fourth quarter of 2008 compared with the fourth quarter of 2007.

The increase in other current assets of $.3 million is primarily due to additional inventories of the golf segment as a result of opening the pro shop, the restaurants and banquet facilities at the newly renovated Sharon facility in March 2008.

The decrease in accounts payable of $.2 million at December 31, 2008 compared with December 31, 2007 is primarily due to the timing of payments to vendors in the ordinary course of business.

The increase in other liabilities and accrued expenses of $.2 million at both December 31, 2008 and 2007 compared with their respective prior years is primarily the result of an increase in unrecognized or deferred revenue from the increase in membership dues of the golf and related operations segment. Revenues related to membership dues are recognized proportionately over twelve months.

Avalon Holdings Corporation and Subsidiaries

On March 21, 2008, Avalon entered into a $3.5 million unsecured line of credit agreement with The Huntington National Bank. Interest on borrowings accrues at LIBOR plus 1.75%. The line of credit contains certain financial and other covenants, customary representations, warranties and events of defaults. Avalon was in compliance with the debt covenants at December 31, 2008 and expects to meet the covenants throughout 2009. At December 31, 2008, there were no borrowings under the line of credit.

Management believes that anticipated cash provided from future operations and existing working capital, as well as Avalon’s ability to borrow money under its credit facility, will be, for the foreseeable future, sufficient to meet operating requirements and fund capital expenditure programs.

Several private country clubs in the northeast Ohio area are experiencing economic difficulties. Avalon believes some of these clubs may represent an attractive investment opportunity and is giving consideration to the possibility of acquiring one or more additional golf courses. While Avalon has not entered into any pending agreements for acquisitions, it may do so at any time and will continue to consider acquisitions that make economic sense. Such potential acquisitions could be financed by existing working capital, utilizing its line of credit, secured or unsecured debt, issuance of common stock, or issuance of a security with characteristics of both debt and equity, any of which could impact liquidity in the future.

Results of Operations

Avalon’s primary business segment, the waste management services segment, provides hazardous and nonhazardous waste brokerage and management services and captive landfill management services. The golf and related operations segment includes the operation of golf courses and related facilities and a travel agency.

Performance in 2008 compared with 2007

Overall Performance

Net operating revenues increased to $49.0 million in 2008 compared with $45.4 million in 2007. The increase is primarily the result of higher net operating revenues of the golf and related operations segment and to a lesser extent, increased net operating revenues of the waste management services segment. Costs of operations increased to $41.5 million in 2008 compared with $38.2 million in 2007. The increase in costs of operations is primarily the result of increased expenses of the golf and related operations segment as a result of the Sharon facility becoming fully operational in March 2008. In addition, transportation and disposal costs of the waste management services segment, increased due to the higher net operating revenues. Such costs vary directly with net operating revenues. Consolidated selling, general and administrative expenses increased to $7.0 million in 2008 compared with $6.3 million in 2007. The increase is primarily the result of increased employee expenses of the waste management services segment. Avalon recorded income from continuing operations of $.7 million in 2008 compared with income from continuing operations of $1.3 million in 2007.

Segment Performance. Segment performance should be read in conjunction with Note 12 to the Consolidated Financial Statements.

Net operating revenues of the waste management services segment increased to $39.4 million in 2008 compared with $38.1 million in 2007. Net operating revenues of the waste brokerage and management services increased to $36.9 million in 2008 from $35.6 million in 2007. The net operating revenues of the captive landfill management operations were $2.5 million in both 2008 and 2007. The increase in net operating revenues of the waste brokerage and management services was primarily due to a $1.1 million increase in event work and an increase of $.2 million in continuous or ongoing work in 2008 compared with the prior year. Event work is defined as bid projects under a contract that occur on a one-time basis over a short period of time. Such work can fluctuate significantly from year to year. Due to the state of the economy, many customers that generate continuous waste are curtailing their operations. As a result, less waste is being generated, which, in turn, could negatively impact the financial results of the waste brokerage and management services business.

Avalon Holdings Corporation and Subsidiaries

Income from continuing operations before taxes of the waste management services segment was $3.6 million in 2008 and compared with $3.7 million in 2007. The decrease is primarily due to higher operating expenses of the captive landfill operations in 2008 which had income from continuing operations before taxes of $.6 million in 2008 and $.7 million in 2007. Even though net operating revenues of the waste brokerage and management services increased and gross profit margins increased to 19.2% in 2008 from 18.6% in 2007, income from continuing operations before taxes was $3.0 million in both 2008 and 2007. In comparing the year 2008 with 2007, the waste brokerage and management services business incurred higher employee costs, increased selling expenses and an increase in its provision for doubtful accounts.

Net operating revenues of the golf and related operations segment were $9.6 million in 2008 compared with $7.4 million in 2007. The golf courses, which are located in northeast Ohio and western Pennsylvania, were unavailable for play during the first three months of 2008 and 2007 due to adverse weather conditions. The dining and banquet facilities at the Avalon Country Club at Sharon were opened in March 2008. These facilities were closed for construction and renovation in 2007. Although the golf courses continue to be available to the general public, the primary source of revenues arises from members of the Avalon Golf and Country Club. During 2008, the average number of members was 2,589 compared with 2,036 in 2007. The increase in net operating revenues is primarily due to the increase in membership dues as a result of a higher average number of members during 2008 compared with 2007 and increased food and beverage sales as a result of the Sharon facility being open for ten months in 2008. The ability to attract and retain members is very important to the success of the golf and related operations segment. Avalon is continually using different marketing strategies to attract new members, such as local television advertising and various membership promotions. However, due to the state of the economy, retaining members and attracting new members is becoming more difficult. A significant decline in members could adversely impact the financial results of the golf and related operations segment.

The golf and related operations segment incurred a loss from continuing operations before taxes of $.4 million in 2008 compared with a loss from continuing operations before taxes of $.3 million in 2007. The Sharon facility incurred significantly higher expenses in the first two months of 2008 while the facility was being prepared for opening compared with the first two months of 2007 when the facility was closed. In addition, the year 2007 includes a one-time settlement of an employment contract dispute. Excluding the aforementioned expenses and despite higher net operating revenues, income form continuing operations before taxes declined slightly in 2008 compared with 2007 primarily because of higher operating costs and increased depreciation expense of the Avalon Country Club at Sharon. Additionally, although net operating revenues from green fees and cart rentals were slightly higher in 2008 compared with the prior year, the overall average play per golf course declined when considering the fact that Avalon had three golf courses available for play in 2008 compared with only two courses for most of 2007. As a result, costs associated with operating the golf courses were higher as a percentage of net operating revenues in 2008 compared with 2007.

Interest Income

Interest income was $49,000 in 2008 compared with $435,000 in 2007. The decrease is primarily the result of a decrease in the average amount of cash invested during 2008 compared with 2007.

General Corporate Expenses

General corporate expenses were $2.5 million in 2008 compared with $2.3 million in 2007. The increase is primarily due to increased accounting expenses and employee costs.

Net Income

Avalon recorded net income of $.7 million in 2008 compared with net income of $1.5 million in 2007. Excluding the minor effect of state income tax provisions, Avalon’s overall effective tax rate was 0% for 2008 and 2007. The overall effective tax rate is different than statutory rates primarily due to a change in the valuation allowance. Avalon’s income tax provision on income from continuing operations before income taxes was offset by a decrease in the valuation allowance due to the use of its net operating losses. A valuation allowance has been provided when

Avalon Holdings Corporation and Subsidiaries

it is more likely than not that the deferred tax assets relating to certain federal and state loss carryforwards will not be realized. Avalon continues to maintain a valuation allowance against the majority of its deferred tax amounts until it is evident that the deferred tax asset will be utilized in the future.

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

The Avalon Golf and Country Club has golf courses and clubhouses at each of its three facilities. The Squaw Creek and Sharon facilities each have a swimming pool, a fitness center and dining and banquet facilities. The Squaw Creek facility also has tennis courts. During the first quarter of 2008, Avalon opened the dining and banquet facilities and fitness center at the Sharon club. The Avalon Golf and Country Club competes with many public courses and country clubs in the area. Although the golf courses continue to be available to the general public, the primary source of revenues is derived from the members of the Avalon Golf and Country Club. Avalon believes that the combination of these three facilities will result in additional memberships in the Avalon Golf and Country

Avalon Holdings Corporation and Subsidiaries

Club. Although there has been a continual increase in the number of members of the Avalon Golf and Country Club each year, as of December 31, 2008, Avalon has not attained its membership goals. There can be no assurance as to when such increased membership will be attained and when the golf and related operations will ultimately become profitable. Due to the state of the economy, the ability to retain current members and attract new members is becoming more difficult. Avalon is continually using different marketing strategies to attract new members, such as local television advertising and various membership promotions. A significant decline in members could adversely affect the future financial performance of Avalon.

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

The majority of Avalon’s accounts receivable are due from industrial and commercial customers. Credit is extended based on an evaluation of a customer’s financial condition and, generally, collateral is not required. Accounts receivable are stated at amounts due from customers, net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. Avalon determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, Avalon’s previous accounts receivable loss history, the customer’s current ability to pay its obligation to Avalon and the condition of the general economy and the industry as a whole. Bankruptcy or economic challenges of a particular customer represent uncertainties that are not controllable by management. If management’s assessments change due to different assumptions or if actual collections differ from management’s estimates, future operating results could be impacted. Avalon writes off accounts receivable when they become uncollectible. Payments subsequently received on such receivables are credited to the allowance for doubtful accounts, or to income, as appropriate under the circumstances.

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

Avalon Holdings Corporation and Subsidiaries

The ability to accurately predict future cash flows may impact the determination of fair value. Avalon’s assessments of cash flows represent management’s best estimate at the time of the impairment review. Avalon estimates the future cash flows expected to result from the use and, if applicable, the eventual disposition of the assets. The key variables that management must estimate include, among other factors, sales, costs, inflation and capital spending. Significant management judgment is involved in estimating these variables, and they include inherent uncertainties.

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

Avalon recognizes deferred tax assets and liabilities based on differences between financial statement carrying amounts and the tax bases of assets and liabilities. Avalon also records tax benefits when it believes that it is more likely than not that the benefit will be sustained by the tax authority. Avalon regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance based upon historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences to reduce its deferred assets to the amount that it believes is more likely than not to be realized. Avalon has considered future taxable income in assessing the need for the valuation allowance. The $1,634,000 of deferred tax liabilities will reverse in the same period and jurisdiction and is of the same character as the temporary differences giving rise to the $1,659,000 of deferred tax assets. Avalon has not provided a valuation allowance on the amount of deferred tax assets that it estimates will be utilized as a result of these reviews. The net deferred tax asset of $25,000 as of December 31, 2008 is likely to be realized as it relates to an alternative minimum tax credit carryforward of $20,000, for which there is no expiration period and $5,000 of deferred tax assets which will be utilized upon the filing of certain state tax returns. If future taxable income is less than the amount that has been assumed in assessing the recoverability of the deferred tax assets, then an increase in the valuation allowance will be required, with a corresponding increase to income tax expense. Likewise, should Avalon ascertain in the future that it is more likely than not that deferred tax assets will be realized in excess of the net deferred tax assets, all or a portion of the $3,958,000 valuation allowance as of December 31, 2008, of which $2,851,000 relates to a capital loss carryforward, would be reversed as a benefit to the provision for income taxes in the period such determination was made.

Avalon Holdings Corporation and Subsidiaries

Consolidated Balance Sheets

(in thousands, except for share data)

	December 31,

	2008	2007

Assets
Current Assets:
Cash and cash equivalents	$3,061	$5,086
Accounts receivable, less allowance for doubtful accounts of $369 in 2008 and $266 in 2007	9,304	7,704
Prepaid expenses	309	287
Other current assets	636	366

Total current assets	13,310	13,443

Property and equipment, net (Note 5)	29,437	28,568
Leased property under capital leases, net (Notes 3 and 5)	5,882	5,759
Noncurrent deferred tax asset (Note 6)	25	19
Other assets, net	59	60

Total assets	$48,713	$47,849

Liabilities and Shareholders’ Equity
Current Liabilities:
Current portion of obligations under capital leases (Notes 3 and 11)	$1	$1
Accounts payable	4,831	5,013
Accrued payroll and other compensation	711	594
Accrued income taxes	19	43
Other accrued taxes	281	260
Other liabilities and accrued expenses (Notes 2 and 7)	2,466	2,271

Total current liabilities	8,309	8,182

Obligations under capital leases (Notes 3 and 11)	230	231
Contingencies and commitments (Notes 10 and 11)	—	—

Shareholders’ Equity (Note 9):
Class A Common Stock, $.01 par value, one vote per share; authorized 10,500,000 shares; issued and outstanding 3,190,786 shares at December 31, 2008 and December 31, 2007	32	32
Class B Common Stock, $.01 par value, ten votes per share; authorized 1,000,000 shares; issued and outstanding 612,545 shares at December 31, 2008 and December 31, 2007	6	6
Paid-in capital	58,096	58,096
Accumulated deficit	(17,960)	(18,698)

Total shareholders’ equity	40,174	39,436

Total liabilities and shareholders’ equity	$48,713	$47,849

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Operations

(in thousands, except for per share amounts)

	Year Ended December 31,

	2008	2007

Net operating revenues	$48,978	$45,432

Costs and expenses:
Costs of operations	41,494	38,238
Selling, general and administrative expenses	6,958	6,348

Operating income from continuing operations	526	846

Other income:
Interest expense	(14)	(16)
Interest income	49	435
Other income, net	213	120

Income from continuing operations before income taxes	774	1,385
Provision for income taxes (Note 6)	36	40

Income from continuing operations	738	1,345

Discontinued Operations (Note 4):
Income from discontinued operations before income taxes	—	113
Benefit for income taxes	—	—

Income from discontinued operations	—	113

Net income	$738	$1,458

Income per share from continuing operations (Note 2)	$.19	$.35

Income per share from discontinued operations (Note 2)	$—	$.03

Net income per share (Note 2)	$.19	$.38

Weighted average shares outstanding (Note 2)	3,803	3,803

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,

	2008	2007

Operating activities:
Income from continuing operations	$738	$1,345
Reconciliation of income from continuing operations to cash provided by (used in) operating activities:
Depreciation	1,545	1,098
Amortization	1	1
Provision (benefit) for losses on accounts receivable	116	(58)
Benefit for deferred taxes	(6)	(19)
Gain from disposal of property and equipment	(2)	(1)
Change in operating assets and liabilities:
Accounts receivable	(1,716)	26
Prepaid expenses	(22)	(64)
Other current assets	(270)	(142)
Other assets	—	8
Accounts payable	(182)	46
Accrued payroll and other compensation	117	33
Accrued income taxes	(24)	19
Other accrued taxes	21	8
Other liabilities and accrued expenses	195	215
Other noncurrent liabilities	—	—

Net cash provided by operating activities from continuing operations	511	2,515
Net cash provided by operating activities from discontinued operations	—	113

Net cash provided by operating activities	511	2,628

Investing activities:
Capital expenditures	(2,541)	(10,783)
Proceeds from disposal of property and equipment	6	1

Net cash used in investing activities from continuing operations	(2,535)	(10,782)

Financing activities:
Principal payments on capital lease obligations	(1)	(11)

Net cash used in financing activities from continuing operations	(1)	(11)

Decrease in cash and cash equivalents	(2,025)	(8,165)
Cash and cash equivalents at beginning of year	5,086	13,251

Cash and cash equivalents at end of year	$3,061	$5,086

Non-cash investing activities:
Capital expenditures of $244 are included in Accounts Payable at December 31, 2007.
Significant non-cash financing activities:
Capital lease exchanged for operating lease	$—	$114

For supplemental disclosures of cash flow information, see Note 3.

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Shareholders’ Equity

(in thousands)

	For The Two Years Ended December 31, 2008

	Shares		Common Stock		Paid-in	Accumulated
	Class A	Class B	Class A	Class B	Capital	Deficit	Total

Balance at January 1, 2007	3,191	612	$32	$6	$58,096	$(20,156)	$37,978

Net income	—	—	—	—	—	1,458	1,458
Balance at December 31, 2007	3,191	612	$32	$6	$58,096	$(18,698)	$39,436

Net income	—	—	—	—	—	738	738
Balance at December 31, 2008	3,191	612	$32	$6	$58,096	$(17,960)	$40,174

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

In 2002, Avalon sold all of the fixed assets of its analytical laboratory business and in January 2004, Avalon sold all of the fixed assets of the remediation services business and discontinued the operations of the engineering and consulting services business. As such, the results, if any, of the technical environmental services are included in discontinued operations. The captive landfill management operations, which were previously included in the technical environmental services segment, have been combined with the waste disposal brokerage and management services segment to form the waste management services segment.

In July 2004, Avalon sold its transportation operations and, as such, the results, if any, of the transportation operations are included in discontinued operations.

Avalon provides waste management services to industrial, commercial, municipal and governmental customers in selected northeastern and midwestern U.S. markets. Avalon also owns the Avalon Golf and Country Club, which operates golf courses and related facilities.

On November 1, 2003, Avalon entered into a long-term agreement with Squaw Creek Country Club to lease and operate its golf course and related facilities. The lease has an initial term of ten (10) years with four (4) consecutive ten (10) year renewal term options unilaterally exercisable by Avalon. The Squaw Creek Country Club is part of the Avalon Golf and Country Club.

On October 23, 2006, Avalon completed the acquisition of the Sharon Country Club assets for approximately $1 million in cash and the assumption of accounts receivable, certain leases and accounts payable. The primary assets of the Sharon Country Club include the golf course and clubhouse. The clubhouse has been renovated and additional recreational facilities have been constructed.

The Sharon Country Club which is now known as the Avalon Country Club at Sharon is part of the Avalon Golf and Country Club.

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

Actual results could differ from those estimates. Certain prior year amounts have been reclassified to be consistent with the 2008 presentation.

Principles of consolidation

The consolidated financial statements include the accounts of Avalon and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and cash equivalents

Cash and cash equivalents include money market instruments and other highly liquid short-term investments that are stated at cost, which approximates market value. Such investments, with original maturities of three months or less from date of purchase, are considered to be cash equivalents for purposes of the Consolidated Statements of Cash Flows and Consolidated Balance Sheets. Such investments were not insured by the Federal Deposit Insurance Corporation. The balance of cash and cash equivalents was $3.1 million and $5.1 million at December 31, 2008 and 2007, respectively.

Avalon maintains its cash balances in several financial institutions. These balances may, at times, exceed federal insured limits. Avalon has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk relating to its cash and cash equivalents.

Avalon Holdings Corporation and Subsidiaries

Financial instruments

The fair value of financial instruments consisting of cash, cash equivalents, accounts receivable, and accounts payable at December 31, 2008 and 2007 approximates carrying value due to the relative short maturity of these financial instruments.

Property and equipment

Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful life of the asset which varies from 10 to 30 years for land improvements; 5 to 50 years in the case of buildings and improvements; and from 3 to 10 years for machinery and equipment, vehicles and office furniture and equipment (See Note 5).

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

Revenue recognition

Avalon recognizes revenue for waste management services as services are performed. Revenues for the golf operations are recognized as services are provided with the exception of membership dues which are recognized proportionately over twelve months based upon each member’s anniversary date. The deferred revenues relating to membership dues at December 31, 2008 and December 31, 2007 were $2.0 million and $1.9 million, respectively, and are included in the Consolidated Balance Sheets under the caption “Other liabilities and accrued expenses”.

Accounts Receivable

The majority of Avalon’s accounts receivable are due from industrial and commercial customers. Credit is extended based on an evaluation of a customer’s financial condition and, generally, collateral is not required. Accounts receivable are stated at amounts due from customers, net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. Avalon determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, Avalon’s previous accounts receivable loss history, the customer’s current ability to pay its obligation to Avalon and the condition of the general economy and the industry as a whole. Avalon writes off accounts receivable when they become uncollectible. Payments subsequently received on such receivables are credited to the allowance for doubtful accounts, or to income, as appropriate under the circumstances.

Leases

Avalon accounts for its lease agreements pursuant to Statement of Financial Accounting Standards (SFAS) No. 13, “Accounting for Leases”, which categorizes leases at their inception as either operating or capital leases depending on certain defined criteria. Leasehold improvements are capitalized at cost and are amortized over the lesser of their expected useful life or the life of the lease (See Notes 3, 5 and 11).

Asset impairments

Effective January 1, 2002, Avalon adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long Lived Assets.” In accordance with this statement, Avalon reviews the carrying value of its long-lived assets whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. If indicators of impairment exist, Avalon would determine whether the estimated undiscounted sum of the future cash flows of such assets and their eventual disposition is less than its carrying amount. If less, an impairment loss would be recognized if, and to the extent that the carrying amount of such assets exceeds their respective fair value. Avalon would determine the fair value by using quoted market prices, if available, for such assets; or if quoted market prices are not available, Avalon would discount the expected estimated future cash flows. Avalon does not believe there was a triggering event under SFAS No. 144 in 2008 or 2007 as the golf operations’ future cash flows have not changed significantly and asset values have remained relatively stable.

Avalon Holdings Corporation and Subsidiaries

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

Basic net income per share

For the years ended December 31, 2008 and 2007, basic net income per share has been computed using the weighted average number of common shares outstanding during each period, which were 3,803,331. There were no common equivalent shares outstanding and therefore, diluted per share amounts are equal to basic per share amounts for all years presented.

Note 3. Capital Leased Assets

On November 1, 2003, Avalon entered into a long-term agreement with Squaw Creek Country Club to lease and operate its golf course and related facilities. The lease has an initial term of ten (10) years with four (4) consecutive ten (10) year renewal term options unilaterally exercisable by Avalon. Under the lease, Avalon is obligated to pay $15,000 in annual rent and make leasehold improvements of $150,000 per year. Amounts expended by Avalon for leasehold improvements during a given year in excess of $150,000 will be carried forward and applied to future leasehold improvement obligations. Avalon has made $7.3 million of leasehold improvements as of December 31, 2008. Based upon the amount of leasehold improvements already made and leasehold improvements anticipated to be made in the future, Avalon expects to exercise all its renewal options.

As a result of the purchase of assets of the Sharon Country Club and the assumption of certain liabilities in October 2006, Avalon recorded capital leases of $130,000 relating to the rental of golf carts. In 2007, this lease was exchanged for an operating lease.

Note 4. Discontinued Operations

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

In January 2004, Avalon discontinued the engineering and consulting business. Income or expenses, if any, related to the engineering and consulting business are included in discontinued operations.

On July 15, 2004, Avalon completed the sale of its transportation operations. Income and expenses, in any, related to the transportation operations are included in discontinued operations.

Note 5. Property and Equipment

Property and equipment at December 31, 2008 and 2007 consists of the following (in thousands):

	2008	2007

Land and land improvements	$11,740	$10,963
Buildings and improvements	19,708	9,747
Machinery and equipment	2,768	1,396
Vehicles	145	118
Office furniture and equipment	2,837	1,808
Construction in progress	—	11,131

	37,198	35,163

Less: accumulated depreciation and amortization	(7,761)	(6,595)

Property and equipment, net	$29,437	$28,568

Leased property under capital leases at December 31, 2008 and 2007 consists of the following (in thousands):

	2008	2007

Leased property under capital leases	$7,266	$6,794
Less: accumulated amortization	(1,384)	(1,035)

Leased property under capital leases, net	$5,882	$5,759

Avalon Holdings Corporation and Subsidiaries

Note 6. Income Taxes

Income before income taxes for each of the two years in the period ended December 31, 2008 was subject to taxation under United States jurisdictions only.

Total provisions for income taxes consist of the following (in thousands):

	2008	2007

Continuing operations	$36	$40

Discontinued operations	—	—

	$36	$40

The provision (benefit) for income taxes from continuing operations consists of the following (in thousands):

	2008	2007

Current:

Federal	$—	$20

State	40	39

	40	59

Deferred:

Federal	—	(20)

State	(4)	1

	(4)	(19)

	$36	$40

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets (liabilities) at December 31, 2008 and 2007 are as follows (in thousands):

	2008	2007

Deferred tax assets:
Accounts receivable, allowance for doubtful accounts	$130	$95
Reserves not deductible until paid	201	183
Net operating loss carry-forwards
Federal	1,781	1,641
State	591	439
Capital loss carry-forward	2,851	2,851
Other	63	25

Gross deferred tax assets	5,617	5,234
Less valuation allowance	(3,958)	(3,976)

Deferred tax assets net of valuation allowance	$1,659	$1,258

Deferred tax liabilities:
Property and equipment	$(1,634)	$(1,239)
Other	—	—

Gross deferred tax liabilities	$(1,634)	$(1,239)

Net deferred tax asset	$25	$19

The provision (benefit) for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to income from continuing operations before income taxes as a result of the following differences (in thousands):

	2008	2007

Income before income taxes from continuing operations	$774	$1,385
Federal statutory tax rate	35%	35%

	271	485

State income taxes, net of federal income tax benefits	24	26
Change in valuation allowance	(18)	(437)
Other nondeductible expenses	37	33
Increase in net operating loss carryforward: state	(84)	(57)
federal	(165)	—
Other, net	(29)	(10)

	$36	$40

Avalon adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. The adoption of FIN 48 had no material impact on Avalon’s financial position or results of operations for the year 2008 and required no adjustment to the balance sheet accounts as of December 31, 2007. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2008	$—
Increases related to prior year tax positions	—
Decreases related to prior year tax positions	—
Increases related to current year tax positions	—
Settlements	—
Lapse of Statute of Limitations	—

Balance at December 31, 2008	$—

Avalon is subject to income taxes in the U.S. federal and various states jurisdictions. With few exceptions, Avalon is no longer subject to U.S. federal, state and local income tax examinations by taxing authorities for the years before 2004. Avalon recognizes any interest and penalty assessed by taxing authorities as a component of interest expense and other expense, respectively. Avalon’s accruals for the payment of interest and penalties for 2008 and 2007 were $-0- and $2,000, respectively.

Avalon made net income tax payments of $66,000 and $41,000 in 2008 and 2007, respectively.

At December 31, 2008, Avalon has taxable loss carryforwards for federal income tax purposes aggregating approximately $5,238,000 which are available to offset future federal taxable income. These carryforwards expire in 2021 through 2028. Avalon has a capital loss carryforward for federal income tax purposes of approximately $8,385,000 which is available to offset future federal capital gain income. This carryforward expires in 2009. In addition, at December 31, 2008, certain subsidiaries of Avalon have net operating loss carryforwards for state purposes which are available to

Avalon Holdings Corporation and Subsidiaries

offset future state taxable income. These carryforwards expire at various dates through 2029. A valuation allowance has been provided because it is more likely than not that the deferred tax assets relating to certain of the federal and state loss carryforwards will not be realized.

Note 7. Retirement Benefits

Avalon sponsors a defined contribution profit sharing plan that is a qualified tax deferred benefit plan under Section 401(k) of the Internal Revenue Code (the “Plan”). Substantially all employees are eligible to participate in the Plan. The Plan provides for employer discretionary cash contributions as determined by Avalon’s Board of Directors. Discretionary contributions vest on a graduated basis and become 100% vested after five years of service. Plan participants may also contribute a portion of their annual compensation to the Plan, subject to maximums imposed by the Internal Revenue Code and related regulations. Costs charged to operations for Avalon’s contributions were $126,000 and $117,000 for the years 2008 and 2007, respectively. These amounts are contributed in the year subsequent to the year expensed and are included in the respective Consolidated Balance Sheets under the caption “Other liabilities and accrued expenses.”

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

Note 10. Legal Matters

In the ordinary course of conducting its business, Avalon becomes involved in lawsuits, administrative proceedings and governmental investigations, including those related to environmental matters. Some of these proceedings may result in fines, penalties or judgments being assessed against Avalon which, from time to time, may have an impact on its business and financial condition. Although the outcome of such lawsuits or other proceedings cannot be predicted with certainty, Avalon does not believe that any uninsured ultimate liabilities, fines or penalties resulting from such pending proceedings, individually or in the aggregate, would have a material adverse effect on its liquidity, financial position or results of operations.

Avalon Holdings Corporation and Subsidiaries

Note 11. Lease Commitments

Future commitments under long-term, operating leases and capital leases at December 31, 2008 are as follows (in thousands):

	Capital	Operating	Total

2009	15	262	277
2010	15	151	166
2011	15	146	161
2012	15	77	92
2013	15	7	22
After 2013	585	0	585

Total minimum lease payments	$660	$643	$1,303

Less: Amounts representing interest	429

Present value of minimum payments	231
Less: Current portion of obligations under capital leases	1

Long-term portion of obligations under capital leases	$230

Rental expense included in the Consolidated Statements of Operations amounted to $531,000 in 2008 and $493,000 in 2007.

Note 12. Business Segment Information

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

In 2008 and 2007, no customer individually accounted for 10% or more of Avalon’s consolidated net operating revenues.

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

Business segment information including the reconciliation of segment income to consolidated income (loss) from continuing operations before taxes is as follows (in thousands):

	2008	2007

Net operating revenues from:
Waste management services:
External customers revenues	$39,381	$38,073
Intersegment revenues	—	11

Total waste management services	39,381	38,084

Golf and related operations:
External customer revenues	9,597	7,359
Intersegment revenues	48	47

Total golf and related operations	9,645	7,406

Segment operating revenues	49,026	45,490
Intersegment eliminations	(48)	(58)

Total net operating revenues	$48,978	$45,432

Income (loss) from continuing operations before taxes:
Waste management services	$3,648	$3,708
Golf and related operations	(391)	(345)
Other businesses	—	—

Segment income before taxes	3,257	3,363
Corporate interest income	12	337
Corporate other income, net	13	9
General corporate expenses	(2,508)	(2,324)

Income from continuing operations before taxes	$774	$1,385

Depreciation and amortization:
Waste management services	$25	$26
Golf and related operations	1,387	935
Corporate	134	138

Total	$1,546	$1,099

Interest income:
Waste management services	$34	$84
Golf and related operations	3	14
Corporate	12	337

Total	$49	$435

Capital expenditures:
Waste management services	$18	$51
Golf and related operations	2,477	10,699
Corporate	46	33

Total	$2,541	$10,783

Identifiable assets at December 31:
Waste management services	$13,823	$9,978
Golf and related operations	32,841	31,472
Corporate	35,444	37,386

Sub Total	82,108	78,836
Elimination of intersegment receivables	(33,395)	(30,987)

Total	$48,713	$47,849

The increase of $3.8 million in identifiable assets of the waste management services segment is primarily the result of an increase in intersegment transactions which are

17

Avalon Holdings Corporation and Subsidiaries

eliminated in consolidation and an increase in accounts receivable. The increase of $1.4 million in identifiable assets of the golf and related operations segment is primarily due to capital expenditures.

Note 13. Recently Issued Financial Accounting Standards

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS No. 157), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of information. This statement was effective January 1, 2008. The adoption of SFAS No. 157 did not have a material impact on its financial statements.

Avalon Holdings Corporation and Subsidiaries

Report of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors of Avalon Holdings Corporation

We have audited the accompanying consolidated balance sheets of Avalon Holdings Corporation and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Avalon Holdings Corporation and subsidiaries as of December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

/s/ Grant Thornton LLP

Cleveland, Ohio
March 19, 2009

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

With our participation, an evaluation of the effectiveness of our internal control over financial reporting was conducted as of December 31, 2008, based upon the framework and criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2008.

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

March 19, 2009

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

Chief Administrative Officer

Richard R. Fees

Controller

Avalon Holdings Corporation and Subsidiaries

Shareholder

Information

Common stock information

Avalon’s Class A Common Stock is listed on the NYSE Alternext US Exchange (symbol: AWX). Quarterly stock information for 2008 and 2007 as reported by The Wall Street Journal is as follows:

2008:
Quarter Ended	High	Low	Close
March 31	$6.24	$4.23	$5.97
June 30	6.18	4.01	4.33
September 30	4.50	3.25	3.25
December 31	3.30	.92	1.48

2007:
Quarter Ended	High	Low	Close
March 31	$8.24	$6.76	$8.00
June 30	10.87	7.95	9.90
September 30	10.23	6.05	7.05
December 31	8.10	5.25	5.40

No dividends were paid during 2008.

There are 494 Class A and 10 Class B Common Stock shareholders of record as of the close of business March 5, 2009. The number of holders is based upon the actual holders registered on the records of Avalon’s transfer agent and registrar and does not include holders of shares in “street names” or persons, partnerships, associations, corporations or other entities identified in security position listings maintained by depository trust companies.

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