Form 10-K, Exhibit 13
period 2009-12-31
AVALON HOLDINGS CORP
filed 2010-03-18
CIK 1061069

Exhibit 13.1

2009 Annual Report

Avalon Holdings Corporation

Financial Highlights

(in thousands, except for per share amounts)

For the year	2009	2008

Net operating revenues	$36,920	$48,978
(Loss) income before income taxes	(750)	774
Net (loss) income	(774)	738
Net (loss) income per share	(.20)	.19

At year-end	2009	2008

Working capital	$5,712	$5,001
Total assets	47,757	48,713
Shareholders’ equity	39,400	40,174

The Company

Avalon Holdings Corporation provides waste management services to industrial, commercial, municipal and governmental customers in selected northeastern and midwestern U.S. markets. Avalon Holdings Corporation also owns the Avalon Golf and Country Club, which operates golf courses and related facilities.

Contents

Financial Highlights	1

Management’s Discussion and Analysis of Financial Condition and Results of Operations	2

Consolidated Balance Sheets	9

Consolidated Statements of Operations	10

Consolidated Statements of Cash Flows	11

Consolidated Statements of Shareholders’ Equity	12

Notes to Consolidated Financial Statements	13

Report of Independent Registered Public Accounting Firm	20

Management’s Report on Internal Controls over Financial Reporting	21

Company Location Directory	22

Directors and Officers	23

Shareholder Information	24

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

Liquidity and Capital Resources

For the year 2009, Avalon utilized cash provided by operations and existing cash to fund capital expenditures and meet operating needs.

Avalon’s aggregate capital expenditures in 2009 were $.2 million. Such expenditures related principally to building improvements and the purchase of equipment for the golf and related operations segment. Avalon’s aggregate capital expenditures in 2010 are expected to be in the range of $.3 million to $.8 million, which will principally relate to building improvements and equipment purchases for the golf and related operations.

On November 1, 2003, Avalon entered into a long-term agreement with Squaw Creek Country Club to lease and operate its golf course and related facilities. The lease has an initial term of ten (10) years with four (4) consecutive ten (10) year renewal term options unilaterally exercisable by Avalon. Under the lease, Avalon is obligated to pay $15,000 in annual rent and make leasehold improvements of $150,000 per year. Amounts expended by Avalon for leasehold improvements during a given year in excess of $150,000 will be carried forward and applied to future leasehold improvement obligations. Avalon has made $7.3 million of leasehold improvements as of December 31, 2009. Based upon the amount of leasehold improvements already made and leasehold improvements anticipated to be made in the future, Avalon expects to exercise all of its renewal options.

Working capital was $5.7 million at December 31, 2009 compared with $5.0 million at December 31, 2008. The increase is primarily due to an increase in cash and cash equivalents, a decrease in other liabilities and accrued expenses and a decrease in accrued payroll and other compensation, partially offset by a decrease in accounts receivable and a slight increase in accounts payable.

The decrease in accounts receivable of $2.2 million at December 31, 2009 compared with December 31, 2008 is primarily the result of significantly lower net operating revenues of the waste management segment in the fourth quarter of 2009 compared with the fourth quarter of 2008.

The increase in accounts payable of $.3 million at December 31, 2009 compared with December 31, 2008 is primarily due to the timing of payments to vendors in the ordinary course of business.

The decrease in accrued payroll and other compensation of $.2 million at December 31, 2009 compared with December 31, 2008 is primarily due to a decrease in accrued bonuses relating to the waste brokerage and management services business.

The decrease in other liabilities and accrued expenses of $.3 million at December 31, 2009 compared with December 31, 2008 is primarily due to a decrease in the discretionary employer contribution to the Company’s 401(k) plan which was eliminated in the third quarter of 2009 for the years 2009 and 2008.

Avalon Holdings Corporation and Subsidiaries

On March 21, 2008, Avalon entered into a $3.5 million unsecured line of credit agreement with The Huntington National Bank. Interest on borrowings accrues at LIBOR plus 1.75%. The agreement was amended in April 2009 to provide for a minimum interest rate of 3.25%. The line of credit contains certain financial and other covenants, customary representations, warranties and events of defaults. Avalon was in compliance with the debt covenants at December 31, 2009 and expects to meet the covenants throughout 2010. At December 31, 2009, there were no borrowings under the line of credit.

Management believes that anticipated cash provided from future operations and existing working capital, as well as Avalon’s ability to borrow money under its credit facility, will be, for the foreseeable future, sufficient to meet operating requirements and fund capital expenditure programs.

Growth Strategy

The waste industry is a local and highly competitive business, requiring substantial labor and capital resources. The participants compete for accounts primarily on the basis of price and quality of service, and compete for disposal and processing business on the basis of tipping fees, geographic location and quality of operations. The waste industry has been consolidating and continues to consolidate as a result of a number of factors, including the increasing costs and complexity associated with waste management operations, lower volumes, and regulatory compliance. Many small independent operators and municipalities lack the capital resources, management, operating skills and technical expertise necessary to operate effectively in such an environment. Avalon believes that this pressure will continue to fuel the consolidation within the waste industry and has positioned itself well to capitalize on these opportunities in the future, either through acquisitions or strategic partnerships.

Our growth strategy will focus on increasing revenue, gaining market share and enhancing shareholder value through internal growth and acquisitions. We will manage our growth strategy as follows:

Internal Growth: Our internal growth strategy focuses on retaining existing customers and obtaining new business through our well-managed sales and marketing activities.

•	Pricing Activities. We seek to secure price increases necessary to offset increased costs, to improve our operating margins and to obtain adequate returns on our investments in assets.

•

Long-Term Contracts. We seek to obtain long-term contracts with all of our customers. By obtaining such long-term agreements, we will have the opportunity to grow our contracted revenue base at the same rate as the underlying revenue growth of these customers. We believe that this positions us to eliminate further revenue deterioration and experience internal growth rates that are generally higher than our industry’s overall growth rate. Additionally, we believe that by securing a base of long-term recurring revenue, we are better able to protect our market position from competition and our business may be less susceptible to downturns in economic conditions.

•

Sales and Marketing Activities. We seek to manage our sales and marketing activities to enable us to capitalize on our position in many of the markets in which we operate. We provide a tailored program to all of our customers in response to their needs by centralizing services to effectively manage their needs, such as minimizing their procurement costs. We currently have a number of professional sales and marketing employees in the field who are compensated using a commission structure that is focused on generating high levels of quality revenue. For the most part, these employees directly solicit business from existing and prospective customers. We emphasize our rate and cost structures when we train new and existing sales personnel.

•

Development Activities. We will seek to identify opportunities to further position us as an integrated service provider in markets where we provide services. Where appropriate, we may seek to obtain permits that would provide vertically integrated waste services or expand the service offerings or leverage our existing volumes with current vendors to provide for long term, cost competitive strategic positioning within our existing markets. Development projects, while generally less capital intensive than acquiring such projects, typically require extensive permitting efforts that can take years to complete with no assurance of success. We may undertake development

Avalon Holdings Corporation and Subsidiaries

projects when we believe there is a reasonable probability of success and where reasonably priced acquisition opportunities are not available.

Acquisition Growth: We will look to acquire businesses that complement our existing business platform. Our acquisition growth strategy will focus primarily on privately held companies and the waste operations of municipal and other local governmental authorities. We believe that our ability to acquire privately held companies is enhanced by increasing competition in the waste industry, increasing capital requirements as a result of changes in waste regulatory requirements, and the limited number of exit strategies for these privately held companies’ owners. We also seek to acquire operations and facilities from municipalities that are privatizing, as they seek to increase available capital and reduce risk. In addition, we will continue to evaluate opportunities to acquire operations and facilities that are being divested by other publicly owned waste companies. In sum, our acquisition growth strategy will focus primarily on the following:

•	acquiring privately held businesses that position us for growth in existing markets;

•	acquiring well-managed companies and, when appropriate, retaining local management; and

•	acquiring operations and facilities from municipalities that are privatizing and/or from publicly owned companies that are divesting assets.

Our primary focus will be to acquire facilities that operate in markets that we are already servicing in order to fully integrate our operations. We believe these activities allow us to increase our revenue and market share, lower our cost of operations as a percentage of revenue, and maximize cost efficiencies and economies of scale.

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

Performance in 2009 compared with 2008

Overall Performance

Net operating revenues decreased to $36.9 million in 2009 compared with $49.0 million in 2008. The decrease is primarily the result of a significant decrease in the net operating revenues of the waste management services segment. Costs of operations decreased to $30.1 million in 2009 compared with $39.9 million in 2008. The decrease is primarily due to lower transportation and disposal costs of the waste management services segment; as such costs vary directly with the net operating revenues. Fixed costs relating to depreciation and amortization expense were $1.7 million in 2009 compared to $1.5 million in 2008. Consolidated selling, general and administrative expenses declined to $6.1 million in 2009 compared with $7.0 million in 2008 primarily due to a decrease in the management and salesmen incentive bonuses of the waste management services segment and the elimination of the 2008 and 2009 employer discretionary contributions to Avalon’s 401(k) plan. Avalon incurred a net loss of $.8 million or $.20 per share in 2009 compared with net income of $.7 million or $.19 per share in 2008.

Avalon Holdings Corporation and Subsidiaries

Segment Performance. Segment performance should be read in conjunction with Note 12 to the Consolidated Financial Statements.

Net operating revenues of the waste management services segment decreased to $27.5 million in 2009 compared with $39.4 million in 2008. Net operating revenues of the waste brokerage and management services decreased to $25.3 million in 2009 from $36.9 million in 2008 and the net operating revenues of the captive landfill management operations decreased to $2.2 million in 2009 from $2.5 million in 2008. The decrease in net operating revenues of the waste brokerage and management services was primarily due to a decrease of 38% in continuous or ongoing work and a 21% decrease in event work. The decrease in continuous work was primarily a result of the slowdown in the economy which negatively affected the production and manufacturing of many of the industrial customers which generate hazardous and nonhazardous waste at their operating facilities. Event work is defined as bid projects under contract that occurs on a one-time basis over a short period of time. Such work can fluctuate significantly from year to year. The decrease in event work was due to a decline in the number and size of the projects won in 2009 compared with 2008. Net operating revenues of the captive landfill management operations decreased in 2009 compared with 2008 primarily as a result of a decline in the amount of waste generated and disposed of by the landfill owner and a decrease in special project work performed for the landfill owner.

Income before taxes of the waste management services segment decreased to $2.2 million in 2009 compared with $3.6 million in 2008. The decrease is primarily due to the significant decline in net operating revenues of the waste brokerage and management services business. Income before taxes of the waste brokerage and management services business was $1.7 million in 2009 compared with $3.0 million in 2008. Income before taxes of the captive landfill management operations was $.5 million in 2009 compared with $.6 million in 2008. The decrease is primarily due to the decline in the volume of waste disposed of at the landfill.

Net operating revenues of the golf and related operations segment were $9.4 million in 2009 compared with $9.6 million in 2008. The golf courses, which are located in northeast Ohio and western Pennsylvania, were unavailable for play during the first three months of 2009 and 2008 due to adverse weather conditions. The dining and banquet facilities at Sharon were closed during the first two months of 2008 for renovation. The decrease in net operating revenues is primarily due to a slight decrease in revenues from membership dues, lower merchandise sales and decreased golf related revenues, partially offset by an increase in fitness and spa related revenues. The average number of members during 2009 increased to 2,645 compared with 2,589 in 2008. Although the average number of members increased, due to the mix between social and golf members, net operating revenues from membership dues decreased by $.1 million. Due to the state of the economy, retaining members and attracting new members is becoming more difficult. A significant decline in members could adversely impact the financial results of the golf and related operations segment. The ability to attract and retain members is very important to the success of the golf and related operations segment. Avalon is continually using different marketing strategies to attract and retain members, such as local television advertising and various membership promotions. Avalon believes these marketing strategies have been successful in maintaining the membership and revenues during these difficult times. The golf and related operations segment incurred a loss before taxes of $.8 million in 2009 compared with a loss before taxes of $.4 million in 2008. The increased loss before taxes is primarily due to higher depreciation expense and increased advertising expense, decreased membership dues as mentioned above and a decrease in net operating revenues from green fees and cart rentals.

Interest Income

Interest income was $33,000 in 2009 compared with $49,000 in 2008. The decrease is primarily the result of lower average investment rates.

General Corporate Expenses

General corporate expenses were $2.3 million in 2009 compared with $2.5 million in 2008. The decrease is primarily due to lower employee related expenses.

Avalon Holdings Corporation and Subsidiaries

Net Income

Avalon incurred a net loss of $.8 million in 2009 compared with net income of $.7 million in 2008. Excluding the minor effect of state income tax provisions and in 2009, minor adjustments as a result of refundable federal tax payments and credits relating to prior years, Avalon’s overall effective tax rate was 0% for 2009 and 2008. The overall effective tax rate is different than statutory rates primarily due to a change the valuation allowance. As such, Avalon’s income tax benefit in 2009 and income tax provision in 2008 were offset by a change in the valuation allowance. A valuation allowance has been provided when it is more likely than not that the deferred tax assets relating to certain federal and state loss carryforwards will not be realized. Avalon continues to maintain a valuation allowance against the majority of its deferred tax amounts until it is evident that the deferred tax asset will be utilized in the future.

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

Avalon’s waste disposal brokerage and management services business obtains and retains customers by providing services and identifying cost-efficient disposal options unique to a customer’s needs. Consolidation within the solid waste industry has resulted in reducing the number of companies offering disposal options to waste generators and may cause disposal pricing to increase. Avalon’s waste brokerage and management services business may not be able to pass these price increases onto its customers, which, in turn, may adversely impact Avalon’s future financial performance.

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

The Avalon Golf and Country Club has golf courses and clubhouses at each of its three facilities. The Squaw Creek and Sharon facilities each have a swimming pool, a fitness center and dining and banquet facilities. The Squaw Creek facility also has tennis courts. The Avalon Golf and Country Club competes with many public courses and

Avalon Holdings Corporation and Subsidiaries

country clubs in the area. Although the golf courses continue to be available to the general public, the primary source of revenues is derived from the members of the Avalon Golf and Country Club. Avalon believes that the combination of these three facilities will result in additional memberships in the Avalon Golf and Country Club. Due to the state of the economy, the ability to retain current members and attract new members is becoming more difficult. Although Avalon was able to retain and slightly increase the number of members of the Avalon Golf and Country Club in 2009, as of December 31, 2009, Avalon has not attained its membership goals. There can be no assurance as to when such goals will be attained and when the golf and related operations will ultimately become profitable. Avalon is continually using different marketing strategies to attract new members, such as local television advertising and various membership promotions. A significant decline in members could adversely affect the future financial performance of Avalon.

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

Avalon Holdings Corporation and Subsidiaries

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

Avalon recognizes deferred tax assets and liabilities based on differences between financial statement carrying amounts and the tax bases of assets and liabilities. Avalon also records tax benefits when it believes that it is more likely than not that the benefit will be sustained by the tax authority. Avalon regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance based upon historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences to reduce its deferred assets to the amount that it believes is more likely than not to be realized. Avalon has considered future taxable income in assessing the need for the valuation allowance. The $1,960,000 of deferred tax liabilities will reverse in the same period and jurisdiction and is of the same character as the temporary differences giving rise to the $1,968,000 of deferred tax assets. Avalon has not provided a valuation allowance on the amount of deferred tax assets that it estimates will be utilized as a result of these reviews. The net deferred tax asset of $8,000 as of December 31, 2009 is likely to be utilized upon the filing of certain state tax returns. If future taxable income is less than the amount that has been assumed in assessing the recoverability of the deferred tax assets, then an increase in the valuation allowance will be required, with a corresponding increase to income tax expense. Likewise, should Avalon ascertain in the future that it is more likely than not that deferred tax assets will be realized in excess of the net deferred tax assets, all or a portion of the $656,000 valuation allowance as of December 31, 2009, of which $490,000 relates to a net operating loss carryforward, would be reversed as a benefit to the provision for income taxes in the period such determination was made.

Avalon Holdings Corporation and Subsidiaries

Consolidated Balance Sheets

(in thousands, except for share data)

	December 31,
	2009	2008
Assets
Current Assets:
Cash and cash equivalents	$5,862	$3,061
Accounts receivable, less allowance for doubtful accounts of $165 in 2009 and $369 in 2008	7,094	9,304
Prepaid expenses	291	309
Refundable income taxes	25	—
Other current assets	568	636

Total current assets	13,840	13,310

Property and equipment,	28,277	29,437
Leased property under capital leases, net	5,574	5,882
Noncurrent deferred tax asset	8	25
Other assets, net	58	59

Total assets	$47,757	$48,713

Liabilities and Shareholders’ Equity
Current Liabilities:
Current portion of obligations under capital leases	$1	$1
Accounts payable	5,119	4,831
Accrued payroll and other compensation	545	711
Accrued income taxes	—	19
Other accrued taxes	274	281
Other liabilities and accrued expenses	2,189	2,466

Total current liabilities	8,128	8,309

Obligations under capital leases	229	230
Contingencies and commitments	—	—

Shareholders’ Equity:
Class A Common Stock, $.01 par value, one vote per share; authorized 10,500,000 shares; issued and outstanding 3,191,038 shares at December 31, 2009 and 3,190,786 at December 31, 2008	32	32
Class B Common Stock, $.01 par value, ten votes per share; authorized 1,000,000 shares; issued and outstanding 612,293 shares at December 31, 2009 and 612,545 at December 31, 2008	6	6
Paid-in capital	58,096	58,096
Accumulated deficit	(18,734)	(17,960)

Total shareholders’ equity	39,400	40,174

Total liabilities and shareholders’ equity	$47,757	$48,713

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Operations

(in thousands, except for per share amounts)

	Year Ended December 31,
	2009	2008

Net operating revenues	$36,920	$48,978

Costs and expenses:
Costs of operations	30,114	39,948
Depreciation and amortization	1,688	1,546
Selling, general and administration expenses	6,096	6,958

Operating (loss) income	(978)	526

Other income (expense):
Interest expense	(15)	(14)
Interest income	33	49
Other income, net	210	213

(Loss) income before income taxes	(750)	774
Provision for income taxes	24	36

Net (loss) income	$(774)	$738

Net (loss) income per share	$(.20)	$.19

Weighted average shares outstanding	3,803	3,803

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2009	2008
Operating activities:
Net (loss) income	$(774)	$738
Reconciliation of net (loss) income to cash provided by (used in) operating activities:
Depreciation	1,687	1,545
Amortization	1	1
Provision for losses on accounts receivable	93	116
Provision (benefit) for deferred taxes	17	(6)
Gain from disposal of property and equipment	(2)	(2)
Change in operating assets and liabilities:
Accounts receivable	2,117	(1,716)
Prepaid expenses	18	(22)
Refundable income taxes	(25)	—
Other current assets	68	(270)
Accounts payable	288	(182)
Accrued payroll and other compensation	(166)	117
Accrued income taxes	(19)	(24)
Other accrued taxes	(7)	21
Other liabilities and accrued expenses	(277)	195

Net cash provided by operating activities	3,019	511

Investing activities:
Capital expenditures	(219)	(2,541)
Proceeds from disposal of property and equipment	2	6

Net cash used in investing activities	(217)	(2,535)

Financing activities:
Principal payments on capital lease obligations	(1)	(1)

Net cash used in financing activities	(1)	(1)

Increase (decrease) in cash and cash equivalents	2,801	(2,025)
Cash and cash equivalents at beginning of year	3,061	5,086

Cash and cash equivalents at end of year	$5,862	$3,061

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Shareholders’ Equity

(in thousands)

	For The Two Years Ended December 31, 2009
	Shares		Common Stock		Paid-in	Accumulated
	Class A	Class B	Class A	Class B	Capital	Deficit	Total

Balance at January 1, 2008	3,191	612	$32	$6	$58,096	$(18,698)	$39,436

Net income	—	—	—	—	—	738	738

Balance at December 31, 2008	3,191	612	$32	$6	$58,096	$(17,960)	$40,174

Net loss	—	—	—	—	—	(774)	(774)

Balance at December 31, 2009	3,191	612	$32	$6	$58,096	$(18,734)	$39,400

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

The Sharon Country Club, which is now known as the Avalon Country Club at Sharon, is part of the Avalon Golf and Country Club.

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

Actual results could differ from those estimates. Certain prior year amounts have been reclassified to be consistent with the 2009 presentation.

Principles of consolidation

The consolidated financial statements include the accounts of Avalon and its wholly owned subsidiaries.

All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and cash equivalents

Cash and cash equivalents include money market instruments that are stated at cost, which approximate market value. Investments with original maturities of three months or less from date of purchase are considered to be cash equivalents for purposes of the Consolidated Statements of Cash Flows and Consolidated Balance Sheets. Such investments were not insured by the Federal Deposit Insurance Corporation. The balance of cash and cash equivalents was $5.9 million and $3.1 million at December 31, 2009 and 2008, respectively.

Avalon maintains its cash balances in various financial institutions. These balances may, at times, exceed federal insured limits. Avalon has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk relating to its cash and cash equivalents.

Financial instruments

The fair value of financial instruments consisting of cash, cash equivalents, accounts receivable, and accounts payable at December 31, 2009 and 2008 approximates carrying value due to the relative short maturity of these financial instruments.

Property and equipment

Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful life of the asset which varies from 0 to 30 years for land improvements; 5 to 50 years in the case of buildings and improvements; and from 3 to 10 years for machinery and equipment, vehicles and office furniture and equipment (See Note 5).

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

Avalon Holdings Corporation and Subsidiaries

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

Revenue recognition

Avalon recognizes revenue for waste management services as services are performed. Revenues for the golf operations are recognized as services are provided with the exception of membership dues which are recognized proportionately over twelve months based upon each member’s anniversary date. The deferred revenues relating to membership dues at December 31, 2009 and December 31, 2008 were $1.9 million and $2.0 million, respectively, and are included in the Consolidated Balance Sheets under the caption “Other liabilities and accrued expenses”.

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

Leases

Avalon applies the accounting rules for leases to categorize leases at their inception as either operating or capital leases depending on certain defined criteria. Leasehold improvements are capitalized at cost and are amortized over the lesser of their expected useful life or the life of the lease (See Notes 3, 5 and 11).

Asset impairments

Avalon reviews the carrying value of its long-lived assets whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. If indicators of impairment exist, Avalon would determine whether the estimated undiscounted sum of the future cash flows of such assets and their eventual disposition is less than its carrying amount. If less, an impairment loss would be recognized if, and to the extent that the carrying amount of such assets exceeds their respective fair value. Avalon would determine the fair value by using quoted market prices, if available, for such assets; or if quoted market prices are not available, Avalon would discount the expected estimated future cash flows. Avalon does not believe there was a triggering event in 2009 or 2008 as the golf operations’ future cash flows have not changed significantly and asset values have remained relatively stable.

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

Basic net (loss) income per share

For the years ended December 31, 2009 and 2008, basic net income per share has been computed using the weighted average number of common shares outstanding during each period, which were 3,803,331. There were no common equivalent shares outstanding and therefore, diluted per share amounts are equal to basic per share amounts for all years presented.

Subsequent Events

Avalon evaluated subsequent events through the date the financial statements were issued. On March 1, 2010, the Board of Directors appointed Steven M. Berry as President and Chief Executive Officer. In addition, on March 1, 2010, the Board granted 930,000 options under the 2009

Avalon Holdings Corporation and Subsidiaries

Long-term Incentive Plan to certain officers, directors and employees.

Note 3. Capital Leased Assets

On November 1, 2003, Avalon entered into a long-term agreement with Squaw Creek Country Club to lease and operate its golf course and related facilities. The lease has an initial term of ten (10) years with four (4) consecutive ten (10) year renewal term options unilaterally exercisable by Avalon. Under the lease, Avalon is obligated to pay $15,000 in annual rent and make leasehold improvements of $150,000 per year. Amounts expended by Avalon for leasehold improvements during a given year in excess of $150,000 will be carried forward and applied to future leasehold improvement obligations. Avalon has made $7.3 million of leasehold improvements as of December 31, 2009. Based upon the amount of leasehold improvements already made and leasehold improvements anticipated to be made in the future, Avalon expects to exercise all its renewal options.

Note 4. Credit Facility

On March 21, 2008, Avalon entered into a $3.5 million unsecured line of credit agreement with The Huntington National Bank. Interest on borrowings accrues at LIBOR plus 1.75%. The agreement was amended in April 2009 to provide for a minimum interest rate of 3.25%. The line of credit contains certain financial covenants, customary representations, warranties and events of defaults. At December 31, 2009, there were no borrowings under the line of credit and Avalon was in compliance with all covenants.

Note 5. Property and Equipment

Property and equipment at December 31, 2009 and 2008 consists of the following (in thousands):

	2009	2008
Land and land improvements	$11,759	$11,740
Buildings and improvements	19,742	19,708
Machinery and equipment	2,757	2,768
Vehicles	165	145
Office furniture and equipment	2,896	2,837

	37,319	37,198

Less: accumulated depreciation and amortization	(9,042)	(7,761)

Property and equipment, net	$28,277	$29,437

Leased property under capital leases at December 31, 2009 and 2008 consists of the following (in thousands):

	2009	2008
Leased property under capital leases	$7,348	$7,266
Less: accumulated amortization	(1,774)	(1,384)

Leased property under capital leases, net	$5,574	$5,882

Note 6. Income Taxes

Income (loss) before taxes for each of the two years in the period ended December 31, 2009 was subject to taxation under United States jurisdictions only.

The provision for income taxes consists of the following (in thousands):

	2009	2008

Current:
Federal	$(14)	$—
State	21	40

	7	40

Deferred:
Federal	23	—
State	(6)	(4)

	17	(4)

	$24	$36

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets (liabilities) at December 31, 2009 and 2008 are as follows (in thousands):

	2009	2008
Deferred tax assets:
Accounts receivable, allowance for doubtful accounts	$61	$130
Reserves not deductible until paid	6	201
Net operating loss carryforwards
Federal	2,188	1,781
State	262	591
Capital loss carryforward	—	2,851
Federal Tax Credit	107	—
Other	—	63

Gross deferred tax assets	2,624	5,617
Less valuation allowance	(656)	(3,958)

Deferred tax assets net of valuation allowance	$1,968	$1,659

Deferred tax liabilities:
Property and equipment	$(1,960)	$(1,634)
Other	—	—

Gross deferred tax liabilities	$(1,960)	$(1,634)

Net deferred tax asset	$8	$25

The $1,960,000 of deferred tax liabilities will reverse in the same period and jurisdiction and is of the same character as the temporary differences giving rise to the $1,968,000 of deferred tax assets. Avalon has not provided a valuation allowance on the amount of deferred tax assets that it estimates will be utilized as a result of these reviews. The net deferred tax asset of $8,000 as of December 31, 2009 is likely to be utilized upon the filing of certain state tax returns. If future taxable income is less than the amount that has been assumed in assessing the recoverability of the deferred tax assets, then an increase in the valuation allowance will be required, with a corresponding increase to income tax expense. Likewise, should Avalon ascertain in the future that it is more likely than not that deferred tax assets will be realized in excess of the net deferred tax assets, all or a portion of the $656,000 valuation allowance as of December 31, 2009, of which $490,000 relates to a net operating loss carry-forward, would be reversed as a

Avalon Holdings Corporation and Subsidiaries

benefit to the provision for income taxes in the period such determination was made. In 2009, the capital loss carryforward of $2,851,000 expired. As such, the valuation allowance relating to this capital loss carryforward was reversed.

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to income from continuing operations before income taxes as a result of the following differences (in thousands):

	2009	2008
Income before income taxes	$(750)	$774
Federal statutory tax rate	35%	35%

	(263)	271

State income taxes, net of federal income tax benefits	43	24
Change in valuation allowance	(3,302)	(18)
Expired capital loss carryforward	2,934	—
Increase in available federal tax credit	(87)	(20)
Other deferred asset adjustments	374	—
Other nondeductible expenses	49	37
Increase in net operating loss carryforward: state	329	(84)
federal	(5)	(165)
Other, net	(48)	(9)

	$24	$36

Avalon adopted the FASB guidance regarding Accounting for Uncertainty in Income Taxes on January 1, 2007. The adoption had no material impact on Avalon’s financial position or results of operations and, as such, no adjustments were recorded for prior year tax positions, settlements or as a result of a lapse in the statue of limitations.

Avalon is subject to income taxes in the U.S. federal and various states jurisdictions. With few exceptions, Avalon is no longer subject to U.S. federal, state and local income tax examinations by taxing authorities for the years before 2005. Avalon recognizes any interest and penalty assessed by taxing authorities as a component of interest expense and other expense, respectively. There were no accruals for the payment of interest and penalties for 2009 and 2008.

Avalon made net income tax payments of $48,000 and $66,000 in 2009 and 2008, respectively.

At December 31, 2009, Avalon has taxable loss carryforwards for federal income tax purposes aggregating approximately $6,436,000 which are available to offset future federal taxable income. These carryforwards expire in 2021 through 2029. In addition, at December 31, 2009, certain subsidiaries of Avalon have net operating loss carryforwards for state purposes which are available to offset future state taxable income. These carryforwards expire at various dates through 2030. A valuation allowance has been provided because it is more likely than not that the deferred tax assets relating to certain of the federal and state loss carryforwards will not be realized.

Note 7. Retirement Benefits

Avalon sponsors a defined contribution profit sharing plan that is a qualified tax deferred benefit plan under Section 401(k) of the Internal Revenue Code (the “Plan”). Substantially all employees are eligible to participate in the Plan. The Plan provides for employer discretionary cash contributions as determined by Avalon’s Board of Directors. Discretionary contributions vest on a graduated basis and become 100% vested after five years of service. Plan participants may also contribute a portion of their annual compensation to the Plan, subject to maximums imposed by the Internal Revenue Code and related regulations. In August 2009, the Board of Directors of Avalon decided to eliminate the employer discretionary contribution for the years 2009 and 2008. As a result, the discretionary contribution of $126,000 costs charged to operations in 2008 and not paid was reversed in 2009.

Note 8. Stock Option Plan

On August 12, 2009, the Board of Directors of Avalon approved the renewal of the expired 1998 Long-term Incentive Plan which provides for the granting of options which are intended to be non-qualified stock options (“NQSO’s”) for federal income tax purposes except for those options designated as incentive stock options (“ISO’s”) which qualify under Section 422 of the Internal Revenue Code. The name of the plan was changed to the 2009 Long-term Incentive Plan (“the Option Plan”) to reflect the year of approval. On October 6, 2009, at a Special Meeting of Shareholders, the shareholders approved the Option Plan. Avalon has reserved 1,300,000 shares of Class A Common Stock for issuance to employees and non-employee directors. NQSO’s may be granted with an exercise price which is not less than 100% of the fair market value of the Class A Common Stock on the date of grant. Options designated as ISO’s shall not be less than 110% of fair market value for employees who are ten percent shareholders and not less than 100% of fair market value for other employees. The Board of Directors may, from time to time in its discretion, grant options to one or more outside directors, subject to such terms and conditions as the Board of Directors may determine, provided that such terms and conditions are not inconsistent with other applicable provisions of the Option Plan. Options shall have a term of no longer than ten years from the date of grant; except that for an option designated as an ISO which is granted to a ten percent shareholder, the option shall have a term no longer than five years.

No option shall be exercisable prior to one year after its grant, unless otherwise provided by the Option Committee of the Board of Directors (but in no event before 6 months after its grant), and thereafter options shall become exercisable in installments, if any, as provided by the Option Committee. Options must be exercised for full

Avalon Holdings Corporation and Subsidiaries

shares of common stock. To the extent that options are not exercised when they become initially exercisable, they shall be carried forward and be exercisable until the expiration of the term of such options. At December 31, 2009 no options have been granted under the 2009 Long-term Incentive Plan.

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

Note 11. Lease Commitments

Future commitments under long-term, operating leases and capital leases at December 31, 2009 are as follows (in thousands):

	Capital	Operating	Total
2010	$15	$343	$358
2011	15	310	325
2012	15	309	324
2013	15	241	256
2014	15	—	15
After 2014	570	—	570

Total minimum lease payments	645	$1,203	$1,848

Less: Amounts representing interest	415

Present value of minimum payments
	230
Less: Current portion of obligations under capital leases	1

Long-term portion of obligations under capital leases	$229

Rental expense included in the Consolidated Statements of Operations amounted to $418,000 in 2009 and $531,000 in 2008.

Avalon Holdings Corporation and Subsidiaries

Note 12. Business Segment Information

Avalon’s reportable segments include waste management services and golf and related operations. In determining the segment information, Avalon considered its operating and management structure and the types of information subject to regular review by its “chief operating decision maker.” On this basis, Avalon’s reportable segments include waste management services and golf and related operations. Avalon accounts for intersegment net operating revenues as if the transactions were to third parties. The segment disclosures are presented on this basis for all years presented.

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

In 2009 and 2008, no customer individually accounted for 10% or more of Avalon’s consolidated net operating revenues.

The accounting policies of the segments are consistent with those described for the consolidated financial statements in the summary of significant accounting policies (see Note 2). Avalon measures segment profit for internal reporting purposes as income (loss) before taxes.

Business segment information including the reconciliation of segment income to consolidated income (loss) before taxes is as follows (in thousands):

	2009	2008
Net operating revenues from:
Waste management services:
External customers revenues	$27,531	$39,381
Intersegment revenues	—	—

Total waste management services	27,531	39,381

Golf and related operations:
External customer revenues	9,389	9,597
Intersegment revenues	39	48

Total golf and related operations	9,428	9,645

Segment operating revenues	36,959	49,026
Intersegment eliminations	(39)	(48)

Total net operating revenues	$36,920	$48,978

Income (loss) before taxes:
Waste management services	$2,246	$3,648
Golf and related operations	(757)	(391)

Segment income before taxes	1,489	3,257
Corporate interest income	32	12
Corporate other income, net	13	13
General corporate expenses	(2,284)	(2,508)

Income before taxes	$(750)	$774

Depreciation and amortization:
Waste management services	$25	$25
Golf and related operations	1,535	1,387
Corporate	128	134

Total	$1,688	$1,546

Interest income:
Waste management services	$1	$34
Golf and related operations	—	3
Corporate	32	12

Total	$33	$49

Capital expenditures:
Waste management services	$6	$18
Golf and related operations	182	2,477
Corporate	31	46

Total	$219	$2,541

Identifiable assets at December 31:
Waste management services	$10,300	$13,823
Golf and related operations	31,443	32,841
Corporate	40,160	35,444

Sub Total	81,903	82,108
Elimination of intersegment receivables	(34,146)	(33,395)

Total	$47,757	$48,713

The decrease of $3.5 million in identifiable assets of the waste management services segment is primarily the result of a decrease in accounts receivable and a decrease in intersegment transactions which are eliminated in consolidation. The increase of $4.7 million in identifiable assets of corporate is primarily due to an increase in cash and an increase in intersegment transactions which are eliminated in consolidation. The decrease of $1.4 million in identifiable assets of the golf and related operations segment is primarily due to the depreciation of property and equipment.

Avalon Holdings Corporation and Subsidiaries

Note 13. Recently Issued Financial Accounting Standards

On July 1, 2009, the Financial Accounting Standards Board (FASB) issued the FASB Accounting Standards Codification (the Codification). The Codification became the single source of authoritative nongovernmental U.S. GAAP, superseding existing FASB, American Institute of Certified Public Accountants (AICPA)), Emerging Issues Task Force (EITF) and related literature. The Codification eliminates the previous US GAAP hierarchy and establishes one level of authoritative GAAP. All other literature is considered non-authoritative. The Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. Avalon adopted the Codification for the quarter ending September 30, 2009. There was no impact on the consolidated financial results as this change is disclosure-only in nature.

In May 2009, the FASB issued guidelines on subsequent event accounting which sets forth: 1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition of disclosure in the financial statements; 2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and 3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This Statement is effective for interim and annual periods ending after June 15, 2009. Avalon adopted this Statement in the quarter ended June 30, 2009. This Statement did not impact the consolidated financial results.

Avalon Holdings Corporation and Subsidiaries

Report of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors of Avalon Holdings Corporation

We have audited the accompanying consolidated balance sheets of Avalon Holdings Corporation and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Avalon Holdings Corporation and subsidiaries as of December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

/s/ Grant Thornton LLP

Cleveland, Ohio

March 18, 2010

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

With our participation, an evaluation of the effectiveness of our internal control over financial reporting was conducted as of December 31, 2009, based upon the framework and criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2009.

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

/s/ Ronald E. Klingle	/s/ Timothy C. Coxson
Chief Executive Officer – For year ended December 31, 2009	Chief Financial Officer

March 18, 2010

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

Steven M. Berry

President and Chief Executive Officer

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

Chairman of the Board

Steven M. Berry

President and Chief Executive Officer

Timothy C. Coxson

Treasurer, Chief Financial Officer and Secretary

Frances R. Klingle

Chief Administrative Officer

Richard R. Fees

Controller

Avalon Holdings Corporation and Subsidiaries

Shareholder

Information

Common stock information

Avalon’s Class A Common Stock is listed on the NYSE Amex (symbol: AWX). Quarterly stock information for 2009 and 2008 as reported by The Wall Street Journal is as follows:

2009:
Quarter Ended	High	Low	Close
March 31	$1.82	$1.23	$1.60
June 30	2.85	1.32	2.63
September 30	2.80	2.27	2.80
December 31	3.08	2.08	2.10

2008:
Quarter Ended	High	Low	Close
March 31	$6.24	$4.23	$5.97
June 30	6.18	4.01	4.33
September 30	4.50	3.25	3.25
December 31	3.30	.92	1.48

No dividends were paid during 2009.

There are 467 Class A and 10 Class B Common Stock shareholders of record as of the close of business March 4, 2010. The number of holders is based upon the actual holders registered on the records of Avalon’s transfer agent and registrar and does not include holders of shares in “street names” or persons, partnerships, associations, corporations or other entities identified in security position listings maintained by depository trust companies.

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