Form 10-K, Exhibit 13
period 2010-12-31
AVALON HOLDINGS CORP
filed 2011-03-11
CIK 1061069

Exhibit 13.1

Avalon Holdings Corporation

2010 Annual Report

Financial Highlights

(in thousands, except for per share amounts)

For the year	2010	2009
Net operating revenues	$43,453	$36,920
Loss before income taxes	(502)	(750)
Net loss	(543)	(774)
Net loss per share	(.14)	(.20)

At year-end	2010	2009
Working capital	$6,590	$5,712
Total assets	47,337	47,757
Shareholders’ equity	38,977	39,400

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

Liquidity and Capital Resources

For the year 2010, Avalon utilized cash provided by operations and existing cash to fund capital expenditures and meet operating needs.

Avalon’s aggregate capital expenditures in 2010 were $.4 million. Such expenditures related principally to purchases of equipment and building improvements for the golf and related operations segment. Avalon’s aggregate capital expenditures in 2011 are expected to be in the range of $.3 million to $.5 million, which will principally relate to building improvements and equipment purchases for the golf and related operations.

On November 1, 2003, Avalon entered into a long-term agreement with Squaw Creek Country Club to lease and operate its golf course and related facilities. The lease has an initial term of ten (10) years with four (4) consecutive ten (10) year renewal term options unilaterally exercisable by Avalon. Under the lease, Avalon is obligated to pay $15,000 in annual rent and make leasehold improvements of $150,000 per year. Amounts expended by Avalon for leasehold improvements during a given year in excess of $150,000 will be carried forward and applied to future leasehold improvement obligations. Avalon has made $7.5 million of leasehold improvements as of December 31, 2010. Based upon the amount of leasehold improvements already made and leasehold improvements anticipated to be made in the future, Avalon expects to exercise all of its renewal options.

Working capital was $6.6 million at December 31, 2010 compared with $5.7 million at December 31, 2009. The increase was primarily due to an increase in accounts receivable and a decrease in accrued payroll and other compensation.

The increase in accounts receivable of $1.1 million at December 31, 2010 compared with December 31, 2009 is primarily due to significantly higher net operating revenues of the waste management services segment in the fourth quarter of 2010 compared with the fourth quarter of 2009.

The decrease in accrued payroll and other compensation of $.2 million at December 31, 2010 compared with December 31, 2009 is primarily the result of a decrease in accrued bonuses of the waste brokerage and management services business due to the timing of payments and a decrease in the amount of accrued payroll at yearend.

On March 21, 2008, Avalon entered into a $3.5 million unsecured line of credit agreement with The Huntington National Bank. Interest on borrowings accrues at LIBOR plus 1.75%. The agreement was amended in April 2009 to provide for a minimum interest rate of 3.25%. The line of credit contains certain financial and other covenants, customary representations, warranties and events of defaults. Avalon was in compliance with the debt covenants at December 31, 2010 and expects to meet the covenants throughout 2011. At December 31, 2010 and December 31, 2009, there were no borrowings under the line of credit.

Avalon Holdings Corporation and Subsidiaries

Management believes that anticipated cash provided from future operations and existing working capital, as well as Avalon’s ability to borrow money under its credit facility, will be, for the foreseeable future, sufficient to meet operating requirements and fund capital expenditure programs.

Growth Strategy: Our growth strategy for the waste management services segment will focus on increasing revenue, gaining market share and enhancing shareholder value through internal growth. Although we are a waste management services company, we do not own any landfills or provide waste collection services. However, because of our many relationships with various disposal facilities and transporters, we are able to be more flexible and provide alternative solutions to a customer’s waste disposal or recycling needs. We intend to capitalize on our management and sales staff which has extensive experience in all aspects of the waste business. As such, we intend to manage our internal growth as follows:

•

Sales and Marketing Activities. We will focus on retaining existing customers and obtaining new business through our well-managed sales and marketing activities. We seek to manage our sales and marketing activities to enable us to capitalize on our position in many of the markets in which we operate. We provide a tailored program to all of our customers in response to their particular needs. We accomplish this by centralizing services to effectively manage their needs, such as minimizing their procurement costs.

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

•

Long-Term Agreements. We seek to obtain long-term agreements with all of our customers. By obtaining such long-term agreements, we will have the opportunity to grow our revenue base at the same rate as the underlying revenue growth of these customers. We believe this positions us to minimize revenue deterioration and experience internal growth rates that are generally higher than our industry’s overall growth rate. Additionally, we believe that by securing a base of long-term recurring revenue, we are better able to protect our market position from competition and our business may be less susceptible to downturns in economic conditions.

•

Development Activities. We will seek to identify opportunities to further position us as an integrated service provider in markets where we provide services. In addition, we will continue to utilize the extensive experience of our management and sales staff to bid on significant one-time projects and those that require special expertise. Where appropriate, we may seek to obtain permits that would provide vertically integrated waste services or expand the service offerings or leverage our existing volumes with current vendors to provide for long term, cost competitive strategic positioning within our existing markets.

For the golf and related operations, several private country clubs in the northeast Ohio area are experiencing economic difficulties. Avalon believes some of these clubs may represent an attractive investment opportunity. While Avalon has not entered into any pending agreements for acquisitions, it may do so at any time and will continue to consider acquisitions that make economic sense. Such potential acquisitions could be financed by existing working capital, utilizing its line of credit, secured or unsecured debt, issuance of common stock, or issuance of a security with characteristics of both debt and equity, any of which could impact liquidity in the future.

Results of Operations

Avalon’s primary business segment, the waste management services segment, provides hazardous and nonhazardous waste brokerage and management services and captive landfill management services. The golf and related operations segment includes the operation of golf courses and related facilities and a travel agency.

Avalon Holdings Corporation and Subsidiaries

Performance in 2010 compared with 2009

Overall Performance

Net operating revenues increased to $43.5 million in 2010 compared with $36.9 million in 2009. The increase is primarily the result of a significant increase in the net operating revenues of the waste management services segment. Costs of operations increased to $35.8 million in 2010 compared with $30.1 million in 2009. The increase is primarily due to higher transportation and disposal costs of the waste management services segment, as these costs vary directly with the net operating revenues. Fixed costs relating to depreciation and amortization expense were $1.7 million in both 2010 and 2009. Consolidated selling, general and administrative expenses increased to $6.8 million in 2010 compared with $6.1 million in 2009. The increase is primarily due to an increase in salary and wages due to the hiring of Mr. Steven M. Berry as Chief Executive Officer, compensation costs relating to stock options granted in the first quarter of 2010 and $.1 million of non-recurring maintenance expenses at the corporate headquarters building. Additionally, in 2009, the results were favorably impacted by the Board of Director’s decision to eliminate the 2008 employer discretionary contribution of $.1 million to Avalon’s 401k plan, which was scheduled to be made in the third quarter of 2009. Avalon incurred a net loss of $.5 million or $.14 per share in 2010 compared with a net loss of $.8 million or $.20 per share in 2009.

Segment Performance. Segment performance should be read in conjunction with Note 12 to the Consolidated Financial Statements.

Net operating revenues of the waste management services segment increased to $33.9 million in 2010 compared with $27.5 million in 2009. Net operating revenues of the waste brokerage and management services increased to $31.3 million in 2010 from $25.3 million in 2009 and the net operating revenues of the captive landfill management operations increased to $2.6 million in 2010 from $2.2 million in 2009. The increase in net operating revenues of the waste brokerage and management services was primarily due to an increase of 47% in event work and a 4% increase in continuous or ongoing work. Event work is defined as bid projects under contract that occurs on a one-time basis over a short period of time. Such work can fluctuate significantly from year to year. The increase in event work was primarily due to an increase in the number and size of the projects won in 2010 compared with 2009. Net operating revenues of the captive landfill management operations increased in 2010 compared with 2009 primarily as a result of an increase in the sales of construction mats and an increase in the volume of waste disposed at the landfill. The volume of waste disposed of at the landfill is entirely dependent upon the amount of waste generated by the owner of the landfill for whom Avalon manages the facility.

Income before taxes of the waste management services segment increased to $2.8 million in 2010 compared with $2.2 million in 2009. The increase is primarily due to the aforementioned increase in net operating revenues of the waste brokerage and management services business. Income before taxes of the waste brokerage and management services business was $2.3 million in 2010 compared with $1.7 million in 2009. Income before taxes of the captive landfill management operations was $.5 million in both 2010 and 2009. Although the net operating revenues of the captive landfill management operations increased, income before income taxes remained the same as a result of additional incentive bonuses during 2010 and higher operating costs.

Net operating revenues of the golf and related operations segment were $9.6 million in 2010 compared with $9.4 million in 2009. Due to adverse weather conditions, net operating revenues relating to the golf courses, which are located in northeast Ohio and western Pennsylvania, were minimal during the first three months of 2010 and 2009. The average number of members during 2010 increased to 2,804 compared with 2,645 in 2009. The average net operating revenues per member from membership dues decreased slightly in 2010 compared with the prior year due to a change in the mix between social and golf members and promotional membership programs. As such, net operating revenues from membership dues increased only slightly in 2010 compared with 2009. Net operating revenues associated with golfing activities decreased in 2010 while food and beverage, tennis, and net operating revenues related to spa services increased. The golf and related operations segment incurred a loss before taxes of $.6 million in 2010 compared with a loss before taxes of $.8 million in 2009. The results in 2010 improved compared to 2009 primarily as a result of an increase in net operating revenues and decreases in advertising and sales promotion expenses which were partially offset by increases in various operating expenses. The ability to attract and retain members is very important to the success of the golf and related operations segment. Avalon is continually using

Avalon Holdings Corporation and Subsidiaries

different marketing strategies to attract and retain members, such as local television advertising and/or various membership promotions. However, due to the state of the economy, retaining members and attracting new members has been difficult. A significant decline in members could adversely impact the financial results of the golf and related operations segment.

Interest Income

Interest income was $24,000 in 2010 compared with $33,000 in 2009. The decrease is primarily the result of lower average investment rates.

Other Income, net

Other income, net was $253,000 in 2010 compared with $210,000 in 2009. Other income, net consists primarily of rental income, service charges to members and gas and oil royalty payments received. The increase in 2010 is primarily due to an increase in gas and oil royalties paid to Avalon.

General Corporate Expenses

General corporate expenses were $2.7 million in 2010 compared with $2.3 million in 2009. The increase is primarily due to increased salary and wages as a result of hiring Mr. Steven M. Berry as Chief Executive Officer on March 1, 2010, compensation costs relating to stock options granted in the first quarter of 2010 and approximately $.1 million of non-recurring maintenance expenses at the corporate headquarters building.

Net Income

Avalon incurred a net loss of $.5 million in 2010 compared with a net loss of $.8 million in 2009. Excluding the minor effect of state income tax provisions and some minor tax credits, Avalon’s overall effective tax rate was 0% for 2010 and 2009. The overall effective tax rate is different than statutory rates primarily due to a change the valuation allowance. As such, Avalon’s income tax benefit in 2010 and 2009 was offset by a change in the valuation allowance. A valuation allowance has been provided when it is more likely than not that the deferred tax assets relating to certain federal and state loss carryforwards will not be realized. Avalon continues to maintain a valuation allowance against the majority of its deferred tax amounts until it is evident that the deferred tax asset will be utilized in the future.

Trends and Uncertainties

In the ordinary course of conducting its business, Avalon becomes involved in lawsuits, administrative proceedings and governmental investigations, including those relating to environmental matters. Some of these proceedings may result in fines, penalties or judgments being assessed against Avalon which, from time to time, may have an impact on its business and financial condition. Although the outcome of such lawsuits or other proceedings cannot be predicted with certainty, management assesses the probability of loss and accrues a liability as appropriate. Avalon does not believe that any uninsured ultimate liabilities, fines or penalties resulting from such pending proceedings, individually or in the aggregate, will have a material adverse effect on its liquidity, financial position or results of operations.

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

Avalon’s waste brokerage and management services business obtains and retains customers by providing services and identifying cost-efficient disposal options unique to a customer’s needs. Consolidation within the solid waste industry has resulted in reducing the number of disposal options available to waste generators and may cause disposal pricing to increase. Avalon’s waste brokerage and management services business may not be able to pass these price increases onto some of its customers, which, in turn, may adversely impact Avalon’s future financial performance.

A significant portion of Avalon’s business is generated from waste brokerage and management services provided to customers and is not subject to long-term contracts. In light of current economic, regulatory

Avalon Holdings Corporation and Subsidiaries

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

The Avalon Golf and Country Club has golf courses and clubhouses at each of its three facilities. The Squaw Creek and Sharon facilities each have a swimming pool, a fitness center and dining and banquet facilities. The Squaw Creek facility has tennis courts and Sharon offers spa services. The Avalon Golf and Country Club competes with many public courses and country clubs in the area. Although the golf courses continue to be available for use by the general public, the primary source of revenues will be generated by the members of the Avalon Golf and Country Club. Avalon believes that the combination of its three facilities will result in additional memberships in the Avalon Golf and Country Club. Due to the state of the economy, the ability to retain current members and attract new members has been difficult. Although Avalon has been able to retain and increase the number of members of the Avalon Golf and Country Club, as of December 31, 2010, Avalon has not attained its membership goals. There can be no assurance as to when such goals will be attained or when the golf and related operations will ultimately become profitable. Avalon is continually using different marketing strategies to attract new members, such as local television advertising and/or various membership promotions. A significant decline in members could adversely affect the future financial performance of Avalon.

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

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with generally accepted accounting principles requires management to make judgments, assumptions, and estimates that affect reported amounts. Significant accounting policies used in the preparation of Avalon’s Consolidated Financial Statements are described in Note 2 to the consolidated financial statements. Estimates are used when accounting for, among other things, the allowance for doubtful accounts, asset impairments, compensation costs relating to stock options granted, contingencies and administrative proceedings, environmental matters and taxes.

The majority of Avalon’s accounts receivable are due from industrial and commercial customers. Credit is extended based on an evaluation of a customer’s financial condition and, generally, collateral is not required. Accounts receivable are stated at amounts due from customers, net of an allowance for doubtful accounts. Accounts receivable outstanding longer than the contractual payment terms are considered past due. Avalon determines its allowance by considering a number of factors, including the length of time

Avalon Holdings Corporation and Subsidiaries

trade accounts receivable are past due, Avalon’s previous accounts receivable loss history, the customer’s current ability to pay its obligation to Avalon and the condition of the general economy and the industry as a whole. Bankruptcy or economic challenges of a particular customer represent uncertainties that are not controllable by management. If management’s assessments change due to different assumptions or if actual collections differ from management’s estimates, future operating results could be impacted. Avalon writes off accounts receivable when they become uncollectible. Payments subsequently received on such receivables are credited to the allowance for doubtful accounts, or to income, as appropriate under the circumstances.

Avalon recognizes share-based compensation expense related to stock options issued to employees and directors. Avalon estimates the fair value of the stock options granted using a Monte Carlo simulation. The Monte Carlo simulation was selected to determine the fair value because it incorporates six minimum considerations; 1) the exercise price of the option, 2) the expected term of the option, taking into account both the contractual term of the option, the effects of employees’ expected exercise and post-vesting employment termination behavior, as well as the possibility of change in control events during the contractual term of the option agreements, 3) the current fair value of the underlying equity, 4) the expected volatility of the value of the underlying share for the expected term of the option, 5) the expected dividends on the underlying share for the expected term of the option and 6) the risk-free interest rate(s) for the expected term of the option.

The expected term, or time until the option is exercised is typically based on historical exercising behavior of previous option holders of a company’s stock. Due to the fact there were no options previously granted and, therefore no historical exercising behavior available, we estimated the expected term of each award to be half the maximum term. Avalon amortizes the fair value of the stock options over the expected term or requisite service period. If accelerated vesting occurs based on the market performance of Avalon’s common stock, the compensation costs related to the vested stock options that have not previously been amortized are recognized upon vesting.

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

Avalon Holdings Corporation and Subsidiaries

Avalon’s estimates are revised, as deemed necessary, as additional information becomes known. Such revisions may impact future operating results. Although Avalon is not currently aware of any environmental liability, there can be no assurance that in the future an environmental liability will not occur.

Avalon recognizes deferred tax assets and liabilities based on differences between financial statement carrying amounts and the tax bases of assets and liabilities. Avalon also records tax benefits when it believes that it is more likely than not that the benefit will be sustained by the tax authority. Avalon regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance based upon historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences to reduce its deferred assets to the amount that it believes is more likely than not to be realized. Avalon has considered future taxable income in assessing the need for the valuation allowance. The $2,024,000 of deferred tax liabilities will reverse in the same period and jurisdiction and is of the same character as the temporary differences giving rise to the $2,032,000 of deferred tax assets. Avalon has not provided a valuation allowance on the amount of deferred tax assets that it estimates will be utilized as a result of these reviews. The net deferred tax asset of $8,000 as of December 31, 2010 is likely to be utilized upon the filing of certain state tax returns. If future taxable income is less than the amount that has been assumed in assessing the recoverability of the deferred tax assets, then an increase in the valuation allowance will be required, with a corresponding increase to income tax expense. Likewise, should Avalon ascertain in the future that it is more likely than not that deferred tax assets will be realized in excess of the net deferred tax assets, all or a portion of the $905,000 valuation allowance as of December 31, 2010, of which $625,000 relates to a net operating loss carryforward, would be reversed as a benefit to the provision for income taxes in the period such determination was made.

Avalon Holdings Corporation and Subsidiaries

Consolidated Balance Sheets

(in thousands, except for share data)

	December 31,
	2010	2009
Assets
Current Assets:
Cash and cash equivalents	$5,565	$5,862
Accounts receivable, less allowance for doubtful accounts of $168 in 2010 and $165 in 2009	8,202	7,094
Prepaid expenses	341	291
Refundable income taxes	14	25
Other current assets	600	568

Total current assets	14,722	13,840
Property and equipment,	27,265	28,277
Leased property under capital leases, net	5,314	5,574
Noncurrent deferred tax asset	8	8
Other assets, net	28	58

Total assets	$47,337	$47,757

Liabilities and Shareholders’ Equity
Current Liabilities:
Current portion of obligations under capital leases	$1	$1
Accounts payable	5,173	5,119
Accrued payroll and other compensation	383	545
Other accrued taxes	269	274
Deferred Revenues	1,988	1,943
Other liabilities and accrued expenses	318	246

Total current liabilities	8,132	8,128
Obligations under capital leases	228	229
Contingencies and commitments	—	—
Shareholders’ Equity:
Class A Common Stock, $.01 par value, one vote per share; authorized 10,500,000 shares; issued and outstanding 3,191,038 shares at December 31, 2010 and December 31, 2009	32	32
Class B Common Stock, $.01 par value, ten votes per share; authorized 1,000,000 shares; issued and outstanding 612,293 shares at December 31, 2010 and December 31, 2009	6	6
Paid-in capital	58,216	58,096
Accumulated deficit	(19,277)	(18,734)

Total shareholders’ equity	38,977	39,400

Total liabilities and shareholders’ equity	$47,337	$47,757

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Operations

(in thousands, except for per share amounts)

	Year Ended December 31,
	2010	2009

Net operating revenues	$43,453	$36,920
Costs and expenses:
Costs of operations	35,751	30,114
Depreciation and amortization	1,684	1,688
Selling, general and administration expenses	6,783	6,096

Operating loss	(765)	(978)
Other income (expense):
Interest expense	(14)	(15)
Interest income	24	33
Other income, net	253	210

Loss before income taxes	(502)	(750)
Provision for income taxes	41	24

Net loss	$(543)	$(774)

Net loss per share –basic and diluted	$(.14)	$(.20)

Weighted average shares outstanding	3,803	3,803

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2010	2009
Operating activities:
Net loss	$(543)	$(774)
Reconciliation of net loss to cash provided by (used in) operating activities:
Depreciation	1,683	1,687
Amortization	1	1
Compensation costs – stock options	120	—
Provision for losses on accounts receivable	14	93
Provision for deferred taxes	—	17
Gain from disposal of property and equipment	(24)	(2)
Change in operating assets and liabilities:
Accounts receivable	(1,122)	2,117
Prepaid expenses	(50)	18
Refundable income taxes	11	(25)
Other current assets	(32)	68
Other assets, net	29	—
Accounts payable	54	288
Accrued payroll and other compensation	(162)	(166)
Accrued income taxes	—	(19)
Other accrued taxes	(5)	(7)
Deferred revenues	45	(57)
Other liabilities and accrued expenses	72	(220)

Net cash provided by operating activities	91	3,019

Investing activities:
Capital expenditures	(411)	(219)
Proceeds from disposal of property and equipment	24	2

Net cash used in investing activities	(387)	(217)

Financing activities:
Principal payments on capital lease obligations	(1)	(1)

Net cash used in financing activities	(1)	(1)

(Decrease) increase in cash and cash equivalents	(297)	2,801
Cash and cash equivalents at beginning of year	5,862	3,061

Cash and cash equivalents at end of year	$5,565	$5,862

Supplemental disclosures of cash flow information:
Cash paid during the year for interest expense	$14	$15
Cash received during the year as interest income	$24	$33

For supplemental cash flow information regarding income taxes, see Note 6.

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Shareholders’ Equity

(in thousands)

	For The Two Years Ended December 31, 2010
	Shares		Common Stock		Paid-in	Accumulated
	Class A	Class B	Class A	Class B	Capital	Deficit	Total
Balance at January 1, 2009	3,191	612	$32	$6	$58,096	$(17,960)	$40,174
Net loss	—	—	—	—	—	(774)	(774)

Balance at December 31, 2009	3,191	612	$32	$6	$58,096	$(18,734)	$39,400
Stock options – Compensation costs	—	—	—	—	120	—	120
Net loss	—	—	—	—	—	(543)	(543)

Balance at December 31, 2010	3,191	612	$32	$6	$58,216	$(19,277)	$38,977

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

Avalon provides waste management services to industrial, commercial, municipal and governmental customers in selected northeastern and midwestern U.S. markets and manages a captive landfill for an industrial customer. In addition, Avalon owns the Avalon Golf and Country Club, which has golf courses and clubhouses at each of its three facilities. The Squaw Creek and Sharon facilities each have a swimming pool, a fitness center and dining and banquet facilities. The Squaw Creek facility also has tennis courts, while the Sharon facility offers spa services. Avalon also owns and operates a travel agency.

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

Actual results could differ from those estimates. Certain prior year amounts have been reclassified to be consistent with the 2010 presentation.

Principles of consolidation

The consolidated financial statements include the accounts of Avalon and its wholly owned subsidiaries.

All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and cash equivalents

Cash and cash equivalents include money market instruments that are stated at cost, which approximate market value. Investments with original maturities of three months or less from date of purchase are considered to be cash equivalents for purposes of the Consolidated Statements of Cash Flows and Consolidated Balance Sheets. Such investments were not insured by the Federal Deposit Insurance Corporation. The balance of cash and cash equivalents was $5.6 million and $5.9 million at December 31, 2010 and 2009, respectively.

Avalon maintains its cash balances in various financial institutions. These balances may, at times, exceed federal insured limits. Avalon has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk relating to its cash and cash equivalents.

Financial instruments

The fair value of financial instruments consisting of cash, cash equivalents, accounts receivable, and accounts payable at December 31, 2010 and 2009 approximates carrying value due to the relative short maturity of these financial instruments.

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

Revenue recognition

Avalon recognizes revenue for waste management services as services are performed. Revenues for the golf operations are recognized as services are provided with the exception of membership dues which are recognized proportionately over twelve months based upon each member’s anniversary date. The deferred revenues relating

Avalon Holdings Corporation and Subsidiaries

to membership dues at December 31, 2010 and December 31, 2009 were $2.0 million and $1.9 million, respectively.

Accounts Receivable

The majority of Avalon’s accounts receivable is due from industrial and commercial customers. Credit is extended based on an evaluation of a customer’s financial condition and, generally, collateral is not required. Accounts receivable are stated at amounts due from customers, net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. Avalon determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, Avalon’s previous accounts receivable loss history, the customer’s current ability to pay its obligation to Avalon and the condition of the general economy and the industry as a whole. Avalon writes off accounts receivable when they become uncollectible. Payments subsequently received on such receivables are credited to the allowance for doubtful accounts, or to income, as appropriate under the circumstances.

Leases

Avalon applies the accounting rules for leases to categorize leases at their inception as either operating or capital leases depending on certain defined criteria. Leasehold improvements are capitalized at cost and are amortized over the lesser of their expected useful life or the life of the lease (See Notes 3, 5 and 11).

Stock-Based compensation

Avalon recognizes share-based compensation expense related to stock options issued to employees and directors. Avalon estimates the fair value of the stock options granted using a Monte Carlo simulation. The Monte Carlo Simulation was selected to determine the fair value because it incorporates six minimum considerations; 1) the exercise price of the option, 2) the expected term of the option, taking into account both the contractual term of the option, the effects of employees’ expected exercise and post-vesting employment termination behavior, as well as the possibility of change in control events during the contractual term of the option agreements, 3) the current fair value of the underlying equity, 4) the expected volatility of the value of the underlying share for the expected term of the option, 5) the expected dividends on the underlying share for the expected term of the option and 6) the risk-free interest rate(s) for the expected term of the option.

The expected term, or time until the option is exercised is typically based on historical exercising behavior of previous option holders of a company’s stock. Due to the fact there were no options previously granted and, therefore no historical exercising behavior available, we estimated the expected term of each award to be half the maximum term.

Avalon amortizes the fair value of the stock options over the expected term or requisite service period. If accelerated vesting occurs based on the market performance of Avalon’s common stock, the compensation costs related to the vested stock options that have not previously been amortized are recognized upon vesting.

Asset impairments

Avalon reviews the carrying value of its long-lived assets whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. If indicators of impairment exist, Avalon would determine whether the estimated undiscounted sum of the future cash flows of such assets and their eventual disposition is less than its carrying amount. If less, an impairment loss would be recognized if, and to the extent that the carrying amount of such assets exceeds their respective fair value. Avalon would determine the fair value by using quoted market prices, if available, for such assets; or if quoted market prices are not available, Avalon would discount the expected estimated future cash flows. Avalon does not believe there was a triggering event in 2010 or 2009 as the golf operations’ future cash flows have not changed significantly and asset values have remained relatively stable.

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

Basic net loss per share

Basic net loss per share has been computed using the weighted average number of common shares outstanding each period, which were 3,803,331. Although there are common equivalent shares outstanding, no diluted per share amounts are reported because Avalon was in a net loss position for the year ended December 31, 2010. As a result, such dilution would be considered anti-dilutive. Therefore, diluted per share amounts are equal to basic per share amounts for the years ended December 31, 2010 and 2009.

Avalon Holdings Corporation and Subsidiaries

Subsequent Events

Avalon evaluated subsequent events through the date the financial statements were issued. On January 12, 2011, Avalon announced the resignation of Mr. Steven M. Berry effective February 15, 2011 as a director, President and Chief Executive Officer of Avalon Holdings Corporation. As a result, Mr. Berry will forfeit his 450,000 stock options. The compensation costs related to these options, which totaled $.1 million though the first nine months of 2010, were reversed in the fourth quarter of 2010.

Note 3. Capital Leased Assets

On November 1, 2003, Avalon entered into a long-term agreement with Squaw Creek Country Club to lease and operate its golf course and related facilities. The lease has an initial term of ten (10) years with four (4) consecutive ten (10) year renewal term options unilaterally exercisable by Avalon. Under the lease, Avalon is obligated to pay $15,000 in annual rent and make leasehold improvements of $150,000 per year. Amounts expended by Avalon for leasehold improvements during a given year in excess of $150,000 will be carried forward and applied to future leasehold improvement obligations. Avalon has made $7.5 million of leasehold improvements as of December 31, 2010. Based upon the amount of leasehold improvements already made and leasehold improvements anticipated to be made in the future, Avalon expects to exercise all its renewal options.

Note 4. Credit Facility

On March 21, 2008, Avalon entered into a $3.5 million unsecured line of credit agreement with The Huntington National Bank. Interest on borrowings accrues at LIBOR plus 1.75%. The agreement was amended in April 2009 to provide for a minimum interest rate of 3.25%. The line of credit contains certain financial covenants, customary representations, warranties and events of defaults. At December 31, 2010 and December 31, 2009, there were no borrowings under the line of credit and Avalon was in compliance with all covenants.

Note 5. Property and Equipment

Property and equipment at December 31, 2010 and 2009 consists of the following (in thousands):

	2010	2009
Land and land improvements	$11,799	$11,759
Buildings and improvements	19,764	19,742
Machinery and equipment	2,794	2,757
Vehicles	222	165
Office furniture and equipment	2,909	2,896

	37,488	37,319
Less: accumulated depreciation and amortization	(10,223)	(9,042)

Property and equipment, net	$27,265	$28,277

Leased property under capital leases at December 31, 2010 and 2009 consists of the following (in thousands):

	2010	2009
Leased property under capital leases	$7,481	$7,348
Less: accumulated amortization	(2,167)	(1,774)

Leased property under capital leases, net	$5,314	$5,574

Note 6. Income Taxes

Loss before income taxes for each of the two years in the period ended December 31, 2010 was subject to taxation under United States jurisdictions only.

The provision for income taxes consists of the following (in thousands):

	2010	2009
Current:
Federal	$(1)	$(14)
State	42	21

	41	7

Deferred:
Federal	—	23
State	—	(6)

	—	17

	$41	$24

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets (liabilities) at December 31, 2010 and 2009 are as follows (in thousands):

	2010	2009
Deferred tax assets:
Accounts receivable, allowance for doubtful accounts	$62	$61
Reserves not deductible until paid	47	6
Net operating loss carryforwards
Federal	2,323	2,188
State	356	262
Federal Tax Credit	139	107
Other	10	—

Gross deferred tax assets	2,937	2,624
Less valuation allowance	(905)	(656)

Deferred tax assets net of valuation allowance	$2,032	$1,968

Deferred tax liabilities:
Property and equipment	$(2,024)	$(1,960)
Other	—	—

Gross deferred tax liabilities	$(2,024)	$(1,960)

Net deferred tax asset	$8	$8

The $2,024,000 of deferred tax liabilities will reverse in the same period and jurisdiction and is of the same character as the temporary differences giving rise to the $2,032,000 of deferred tax assets. Avalon has not provided a valuation allowance on the amount of deferred tax assets that it estimates will be utilized as a result of these reviews. The net deferred tax asset of $8,000 as of December 31, 2010 is likely to be utilized upon the filing of certain state tax returns. If future taxable income is less than the amount that has been assumed in assessing the recoverability of the deferred tax assets, then an increase in the valuation

Avalon Holdings Corporation and Subsidiaries

allowance will be required, with a corresponding increase to income tax expense. Likewise, should Avalon ascertain in the future that it is more likely than not that deferred tax assets will be realized in excess of the net deferred tax assets, all or a portion of the $905,000 valuation allowance as of December 31, 2010, of which $625,000 relates to a net operating loss carry-forward, would be reversed as a benefit to the provision for income taxes in the period such determination was made. In 2009, the capital loss carryforward of $2.9 million expired and as such, the valuation allowance relating to this capital loss carryforward was reversed.

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to loss before income taxes as a result of the following differences (in thousands):

	2010	2009
Loss before income taxes	$(502)	$(750)
Federal statutory tax rate	35%	35%

	(176)	(263)
State income taxes, net of federal income tax benefits	27	43
Change in valuation allowance	249	(3,302)
Expired capital loss carryforward	—	2,934
Increase in available federal tax credit	(32)	(87)
Other deferred asset adjustments		374
Other nondeductible expenses	45	49
(Increase) decrease in net operating loss carryforward: state	(83)	329
federal	5	(5)
Other, net	6	(48)

	$41	$24

Avalon is subject to income taxes in the U.S. federal and various states jurisdictions. With few exceptions, Avalon is no longer subject to U.S. federal, state and local income tax examinations by taxing authorities for the years before 2006. Avalon recognizes any interest and penalty assessed by taxing authorities as a component of interest expense and other expense, respectively. There were no accruals for the payment of interest and penalties for 2010 and 2009.

Avalon made net income tax payments of $32,000 and $48,000 in 2010 and 2009, respectively. At December 31, 2010, Avalon has taxable loss carryforwards for federal income tax purposes aggregating approximately $6,831,000 which are available to offset future federal taxable income. These carryforwards expire in 2021 through 2030. In addition, at December 31, 2010, certain subsidiaries of Avalon have net operating loss carryforwards for state purposes which are available to offset future state taxable income. These carryforwards expire at various dates through 2031. A valuation allowance has been provided because it is more likely than not that the deferred tax assets relating to certain of the federal and state loss carryforwards will not be realized.

Note 7. Retirement Benefits

Avalon sponsors a defined contribution profit sharing plan that is a qualified tax deferred benefit plan under Section 401(k) of the Internal Revenue Code (the “Plan”). Substantially all employees are eligible to participate in the Plan. The Plan provides for employer discretionary cash contributions as determined by Avalon’s Board of Directors. Discretionary contributions vest on a graduated basis and become 100% vested after five years of service. Plan participants may also contribute a portion of their annual compensation to the Plan, subject to maximums imposed by the Internal Revenue Code and related regulations. In August 2009, the Board of Directors of Avalon decided to eliminate the employer discretionary contribution for the years 2009 and 2008. As a result, the discretionary contribution of $126,000 costs charged to operations in 2008 was not paid and the expense was reversed in 2009. In November 2010, the Board also decided not to make a discretionary employer contribution for 2010.

Note 8. Long-term Incentive Plan

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

No option shall be exercisable prior to one year after its grant, unless otherwise provided by the Option Committee of the Board of Directors (but in no event before 6 months after its grant), and thereafter options shall become exercisable in installments, if any, as provided by the Option Committee. Options must be exercised for full shares of common stock. To the extent that options are not

Avalon Holdings Corporation and Subsidiaries

exercised when they become initially exercisable, they shall be carried forward and be exercisable until the expiration of the term of such options. No option may be exercised by an optionee after his or her termination of employment for any reason with Avalon or an affiliate, except in certain situations provided by the Option Plan.

During the first quarter of 2010, Avalon granted 980,000 stock options, which were the first stock options granted under the Option Plan. These stock options, vest ratably over a five year period and have a contractual term of ten years from the date of grant. At the end of each contractual vesting period, the share price of the Avalon common stock, traded on a public stock exchange (NYSE Amex), must reach a predetermined price within three years following such contractual vesting period before the stock options are exercisable (See table below). If the Avalon common stock price does not reach the predetermined price, the stock options will either be cancelled or the period will be extended at the discretion of the Board of Directors.

Mr. Steven M. Berry resigned effective February 15, 2011 as a director, President and Chief Executive Officer of Avalon Holdings Corporation. None of Mr. Berry’s stock options were vested and as a result, Mr. Berry will forfeit his 450,000 stock options. The compensation costs related to this forfeiture, which amounted to $.1 million through the first nine months of 2010, were reversed in the fourth quarter of 2010.

Compensation costs were approximately $120,000 for the year ended December 31, 2010 based upon the estimated fair value calculation. The deferred tax benefit recorded was offset by an increase to the valuation allowance.

As of December 31, 2010, there was approximately $.4 million of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 3.71 years.

The Monte Carlo Simulation was selected to determine the fair value because it incorporates six minimum considerations; 1) the exercise price of the option, 2) the expected term of the option, taking into account both the contractual term of the option, the effects of employees’ expected exercise and post-vesting employment termination behavior, as well as the possibility of change in control events during the contractual term of the option agreements, 3) the current fair value of the underlying equity, 4) the expected volatility of the value of the underlying share for the expected term of the option, 5) the expected dividends on the underlying share for the expected term of the option and 6) the risk-free interest rate(s) for the expected term of the option.

The expected term, or time until the option is exercised is typically based on historical exercising behavior of previous option holders of a company’s stock. Due to the fact there were no options previously granted and, therefore no historical exercising behavior available, we estimated the expected term to be half the maximum term. Because of the nature of the vesting as described above, the options were separated into five blocks, with each block having its own vesting period and expected term. Assuming the vesting occurs ratably over the vesting period for each option block, the average vesting term (requisite service period) for each option block was calculated to be 2.54, 3.54, 4.54, 5.54 and 6.54 years for option blocks 1 through 5, respectively. As such, the expected terms were calculated to be 6.27, 6.77, 7.27, 7.77 and 8.27 years, for option blocks 1 through 5, respectively.

The current fair value of the underlying equity was determined to be equal to Avalon’s publicly traded stock price as of the grant dates times the sum of the Class A and Class B common shares outstanding.

The expected volatility was based on the observed volatility of Avalon common stock for a five year period prior to the grant dates. The expected volatility that was used ranged from 60.9% to 61.5% with a weighted average expected volatility of 60.9%.

There were no expected dividends and the risk-free interest rate(s) which ranged from 2.28% to 2.44% were based on yield data for U. S. Treasury securities over a period consistent with the expected term.

The following table is a summary of the stock option activity during 2010:

	Number of Options Granted	Weighted Average Exercise Price	Weighted Average Fair Value at Grant Date
Outstanding – January 1, 2010	—	—	—
Granted	980,000	$2.52	$3.56
Exercised	—	—	—
Expired	—	—	—
Forfeited (a)	—	—	—

Outstanding – December 31, 2010	980,000	$2.52	$3.56

Exercisable – December 31, 2010	—	—	—

(a)	450,000 stock options will be forfeited in 2011 due to Mr. Steven Berry’s resignation effective February 15, 2011.

The stock options vest and become exercisable based upon achieving two critical metrics as follows:

1)	Contract Vesting Term: The stock options vest ratably over a five year period.

2)	The Avalon common stock price traded on a public stock exchange (NYSE Amex) must reach the predetermined vesting price within three years after the options become vested under the Contract Vesting Term.

Avalon Holdings Corporation and Subsidiaries

The table below represents the period and predetermined stock price needed for vesting.

	Begins Vesting	Ends Vesting	Predetermined Vesting Price
Block 1	12 mo. after Grant Dates	48 mo. after Grant Dates	$3.43
Block 2	24 mo. after Grant Dates	60 mo. after Grant Dates	$4.69
Block 3	36 mo. after Grant Dates	72 mo. after Grant Dates	$6.43
Block 4	48 mo. after Grant Dates	84 mo. after Grant Dates	$8.81
Block 5	60 mo. after Grant Dates	96 mo. after Grant Dates	$12.07

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

Note 11. Lease Commitments

Avalon leases golf carts, machinery and equipment, and copiers under operating leases and land and land improvements under a capital lease. Future commitments under long-term, operating leases and capital lease at December 31, 2010 are as follows (in thousands):

	Capital	Operating	Total
2011	$15	$335	$350
2012	15	334	349
2013	15	256	271
2014	15	76	91
2015	15	—	15
After 2015	555	—	555

Total minimum lease payments	630	$1,001	$1,631

Less: Amounts representing interest	401

Present value of minimum payments	229
Less: Current portion of obligations under capital leases	1

Long-term portion of obligations under capital leases	$228

Rental expense included in the Consolidated Statements of Operations amounted to $421,000 in 2010 and $418,000 in 2009.

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

Avalon’s primary business segment, the waste management services segment, provides hazardous and nonhazardous brokerage and management services to industrial, commercial, municipal and governmental customers and manages a captive landfill for an industrial customer. The golf and related operations segment includes the operations of golf courses and related facilities and a travel agency. Revenue for the golf and related operations segment consists primarily of membership dues, greens fees, cart rentals, merchandise, tennis, spa services and food and beverage sales. Avalon does not have significant operations located outside the United States and, accordingly, geographical segment information is not presented. In 2010, one customer accounted for 12% of the waste management services segment’s net operating revenues to external customers and 9% of the consolidated net operating revenues. In 2009, no customer individually accounted for 10% or more of Avalon’s consolidated net operating revenues.

The accounting policies of the segments are consistent with those described for the consolidated financial statements in the summary of significant accounting policies (see Note 2). Avalon measures segment profit for internal reporting purposes as income (loss) before taxes.

Business segment information including the reconciliation of segment income to consolidated income (loss) before taxes is as follows (in thousands):

	2010	2009
Net operating revenues from:
Waste management services:
External customers revenues	$33,888	$27,531
Intersegment revenues	—	—

Total waste management services	33,888	27,531

Golf and related operations:
External customer revenues	9,565	9,389
Intersegment revenues	56	39

Total golf and related operations	9,621	9,428

Segment operating revenues	43,509	36,959
Intersegment eliminations	(56)	(39)

Total net operating revenues	$43,453	$36,920

Income (loss) before taxes:
Waste management services	$2,791	$2,246
Golf and related operations	(595)	(757)

Segment income before taxes	2,196	1,489
Corporate interest income	24	32
Corporate other income, net	(21)	13
General corporate expenses	(2,701)	(2,284)

Income before taxes	$(502)	$(750)

Depreciation and amortization:
Waste management services	$25	$25
Golf and related operations	1,536	1,535
Corporate	123	128

Total	$1,684	$1,688

Interest income:
Waste management services	$—	$1
Corporate	24	32

Total	$24	$33

Capital expenditures:
Waste management services	$95	$6
Golf and related operations	269	182
Corporate	47	31

Total	$411	$219

	2010	2009
Identifiable assets at December 31:
Waste management services	$11,648	$10,300
Golf and related operations	30,233	31,443
Corporate	40,006	40,160

Sub Total	81,887	81,903
Elimination of intersegment receivables	(34,550)	(34,146)

Total	$47,337	$47,757

The increase of $1.3 million in identifiable assets of the waste management services segment is primarily the result of an increase in accounts receivable due to higher net operating revenues in the fourth quarter of 2010 compared with the fourth quarter of 2009. The decrease of $1.2 million in identifiable assets of the golf and related operations segment is primarily due to the depreciation of property and equipment.

Avalon Holdings Corporation and Subsidiaries

Report of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors of Avalon Holdings Corporation

We have audited the accompanying consolidated balance sheets of Avalon Holdings Corporation and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Avalon Holdings Corporation and subsidiaries as of December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Cleveland, Ohio

March 11, 2011

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

With our participation, an evaluation of the effectiveness of our internal control over financial reporting was conducted as of December 31, 2010, based upon the framework and criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2010.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

/s/ Ronald E. Klingle	/s/ Timothy C. Coxson
Chief Executive Officer	Chief Financial Officer

March 11, 2011

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

Chairman of the Board and

Chief Executive Officer

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

Chief Administrative Officer

Richard R. Fees

Controller

Avalon Holdings Corporation and Subsidiaries

Shareholder

Information

Common stock information

Avalon’s Class A Common Stock is listed on the NYSE Amex (symbol: AWX). Quarterly stock information for 2010 and 2009 as reported by The Wall Street Journal is as follows:

2010:
Quarter Ended	High	Low	Close
March 31	$3.89	$2.16	$3.41
June 30	3.55	2.33	2.50
September 30	2.97	2.34	2.90
December 31	2.99	2.65	2.73

2009:
Quarter Ended	High	Low	Close
March 31	$1.82	$1.23	$1.60
June 30	2.85	1.32	2.63
September 30	2.80	2.27	2.80
December 31	3.08	2.08	2.10

No dividends were paid during 2010.

There are 441 Class A and 10 Class B Common Stock shareholders of record as of the close of business March 4, 2011. The number of holders is based upon the actual holders registered on the records of Avalon’s transfer agent and registrar and does not include holders of shares in “street names” or persons, partnerships, associations, corporations or other entities identified in security position listings maintained by depository trust companies.

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