Form 10-K, Exhibit 13
period 2011-12-31
AVALON HOLDINGS CORP
filed 2012-03-15
CIK 1061069

Exhibit 13.1

Avalon Holdings Corporation

2011 Annual Report

Contents

Financial Highlights	1

Management’s Discussion and Analysis of Financial Condition and Results of Operations	2

Consolidated Balance Sheets	9

Consolidated Statements of Operations	10

Consolidated Statements of Cash Flows	11

Consolidated Statements of Shareholders’ Equity	12

Notes to Consolidated Financial Statements	13

Report of Independent Registered Public Accounting Firm	20

Management’s Report on Internal Controls over Financial Reporting	21

Company Location Directory	22

Directors and Officers	23

Shareholder Information	24

Financial Highlights (in thousands, except for per share amounts)
For the year	2011	2010
Net operating revenues	$53,986	$43,453
Income (loss) before income taxes	865	(502)
Net income (loss)	776	(543)
Net income (loss) per share	.20	(.14)

At year-end	2011	2010
Working capital	$8,019	$6,590
Total assets	53,367	47,337
Shareholders’ equity	39,950	38,977

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

Liquidity and Capital Resources

For the year 2011, Avalon utilized cash provided by operations and existing cash to fund capital expenditures and meet operating needs.

Avalon’s aggregate capital expenditures in 2011 were $1.4 million. Such expenditures related principally to building improvements for the golf and related operations segment.  Avalon’s aggregate capital expenditures in 2012 are expected to be in the range of $.6 million to $.8 million, which will principally relate to building improvements and equipment purchases for the golf and related operations.

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

Working capital was $8.0 million at December 31, 2011 compared with $6.6 million at December 31, 2010. The increase was primarily due to an increase in cash and cash equivalents and accounts receivable, partially offset by an increase in accounts payable and accrued payroll and other compensation.

The increase in accounts receivable of $4.7 million at December 31, 2011 compared with December 31, 2010 is primarily due to significantly higher net operating revenues of the waste management services segment in the fourth quarter of 2011 compared with the fourth quarter of 2010.

The increase in accounts payable of $4.5 million at December 31, 2011 compared with December 31, 2010 is primarily due to an increase in amounts due to disposal facilities and transportation carriers of the waste brokerage and management services business as a result of higher net operating revenues in the fourth quarter of 2011 compared with the fourth quarter of 2010 and the timing of payments to vendors in the ordinary course of business.

The increase in accrued payroll and other compensation of $.4 million at December 31, 2011 compared with December 31, 2010 is primarily the result of an increase in accrued bonuses of the waste brokerage and management services business at year end.

On March 21, 2008, Avalon entered into a $3.5 million unsecured line of credit agreement with The Huntington National Bank. Avalon has never borrowed monies under the line of credit. On April 26, 2011, the line of credit was reduced to $1 million. Interest on borrowings accrues at LIBOR plus 1.75%. The agreement provides  for a minimum interest rate of 3.25%. The line of credit contains certain financial and other covenants, customary representations, warranties and events of defaults. Avalon was in compliance with the debt covenants at December 31, 2011 and expects to meet the covenants throughout 2012. The line of credit is renewed annually. At December 31, 2011 and December 31, 2010, there were no borrowings under the line of credit.

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

We currently have a number of professional sales and marketing employees in the field who are compensated using a commission structure that is focused on generating high levels of quality revenue. For the most part, these employees directly solicit business from existing and prospective customers. We emphasize our rate and cost structures when we train new and existing sales personnel. We intend to hire additional qualified professional sales personnel to expand into different geographical areas.

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

Due to the increase of oil and gas drilling in the Marcellus Shale and Utica Shale regions located in northeast Ohio and western Pennsylvania, Avalon is exploring and researching the possibility of drilling deep waste water disposal wells for the disposal of the brine waters from such drilling and, as such, has purchased options on a number of properties for this purpose.

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

Avalon Holdings Corporation and Subsidiaries

Performance in 2011 compared with 2010

Overall Performance

Net operating revenues increased to $54.0 million in 2011 compared with $43.5 million in 2010.  The increase is primarily the result of a significant increase in the net operating revenues of the waste management services segment. Costs of operations increased to $45.0 million in 2011 compared with $35.8 million in 2010. The increase is primarily due to higher transportation and disposal costs of the waste management services segment, as these costs vary directly with the net operating revenues. Fixed costs relating to depreciation and amortization expense were $1.7 million in both 2011 and 2010. Consolidated selling, general and administrative expenses increased to $7.3 million in 2011 compared with $6.8 million in 2010. The increase is primarily due to an increase in employee costs and increased bonuses and incentives. Avalon recorded net income of $.8 million or $.20 per share in 2011 compared with a net loss of $.5 million or $.14 per share in 2010.

Segment Performance.  Segment performance should be read in conjunction with Note 12 to the Consolidated Financial Statements.

Net operating revenues of the waste management services segment increased approximately 28% to $43.5 million in 2011 compared with $33.9 million in 2010.  Net operating revenues of the waste brokerage and management services business increased to $40.8 million in 2011 from $31.3 million in 2010 and the net operating revenues of the captive landfill management operations increased to $2.7 million in 2011 from $2.6 million in 2010.

The increase in net operating revenues of the waste brokerage and management services business was primarily due to an increase of 36% in continuous or ongoing work and an increase of 25% in event work. The increase in the net operating revenues from continuous work is primarily the result of customers increasing their production or operations, which, in turn, increased the amount of waste generated requiring disposal. The increase in net operating revenues from event work was primarily due to two significant projects in the fourth quarter of 2011, which generated $6.2 million in net operating revenues. Event work is defined as bid projects under contract that occurs on a one-time basis over a short period of time. Such work can fluctuate significantly from year to year.  Net operating revenues of the captive landfill management operations increased in 2011 compared with 2010 primarily as a result of an increase in the volume of waste disposed of at the landfill, partially offset by a decrease in the sales of construction mats. The volume of waste disposed of at the landfill is entirely dependent upon the amount of waste generated by the owner of the landfill for whom Avalon manages the facility.

Income before taxes of the waste management services segment increased to $3.6 million in 2011 compared with $2.8 million in 2010. The increase is primarily due to the aforementioned increase in net operating revenues of the waste brokerage and management services business. Income before taxes of the waste brokerage and management services business was $3.1 million in 2011 compared with $2.3 million in 2010. The overall gross profit percentage of the waste brokerage and management services business declined to 17.5% in 2011 compared with 18.5% for the prior year. The decrease was primarily due to substantially lower gross margins associated with the large event work projects mentioned above. Due to the competitiveness in the bidding process for large event work, lower gross margins were needed to win the bid for these projects. Income before taxes of the captive landfill management operations was $.5 million in both 2011 and 2010.

Net operating revenues of the golf and related operations segment were $10.6 million in 2011 compared with $9.6 million in 2010.  Due to adverse weather conditions, net operating revenues relating to the golf courses, which are located in northeast Ohio and western Pennsylvania, were minimal during the first three months of 2011 and 2010. The average number of members during 2011 increased to 3,036 compared with 2,804 in 2010. Net operating revenues from membership dues, food and beverage sales, merchandise sales and spa services increased in 2011 compared with 2010. Although the net operating revenues from membership dues increased in 2011 compared with 2010, the average net operating revenues per member from membership dues decreased slightly due to a change in the mix between social and golf members and from promotional membership programs. The golf and related operations segment incurred a loss before taxes of $.3 million in 2011 compared with a loss before taxes of $.6 million in 2010. The results in 2011 include other income of $.4 million from an initial one-time bonus payment for leasing approximately 200 acres of the Avalon Lakes Golf Course to an energy company for the purpose of drilling for oil and gas. Excluding the effect of the one-time bonus payment, the results in 2011 declined by $.1 million compared to 2010 primarily as a result of higher employee costs and increases in advertising and membership sales promotion.  The ability to attract and retain members is very important to the success of the golf and related operations segment. Avalon is continually using different marketing strategies to attract and retain members, such as local television advertising and/or various membership promotions. However, due to the state of the economy, retaining members and attracting new members has been difficult.  A significant decline in members could adversely impact the financial results of the golf and related operations segment.

Avalon Holdings Corporation and Subsidiaries

Interest Income

Interest income was $5,000 in 2011 compared with $24,000 in 2010.  The decrease was primarily the result of lower average investment rates.

Other Income, net

Other income, net was $796,000 in 2011 compared with $253,000 in 2010.  In 2011, other income consisted primarily of an initial one-time bonus payment of $.4 million as a result of  leasing approximately 200 acres of land for the purpose of drilling for oil and gas. In 2010, other income consisted primarily of rental income, service charges to members and gas and oil royalty payments.

General Corporate Expenses

General corporate expenses were $2.6 million in 2011 compared with $2.7 million in 2010. The decrease was primarily due to lower salary and wages in 2011 as a result of Mr. Steven M. Berry’s resignation as Chief Executive Officer in the first quarter of 2011, partially offset by an increase in bonuses. In addition, in 2010, Avalon incurred approximately $.1 million of non-recurring maintenance expenses at the corporate headquarters’ building.

Net Income

Avalon recorded net income of $.8 million in 2011 compared with a net loss of $.5 million in 2010. Excluding the effect of state income tax provisions and some minor tax credits, Avalon’s overall effective tax rate was 0% for 2011 and 2010. The overall effective tax rate is different than statutory rates primarily due to a change the valuation allowance. As such, Avalon’s income tax provision in 2011 and income tax benefit in 2010 were offset by a change in the valuation allowance. A valuation allowance has been provided when it is more likely than not that the deferred tax assets relating to certain federal and state loss carryforwards will not be realized. Avalon continues to maintain a valuation allowance against the majority of its deferred tax amounts until it is evident that the deferred tax asset will be utilized in the future.

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

Avalon Holdings Corporation and Subsidiaries

A significant portion of Avalon’s business is generated from waste brokerage and management services provided to customers that  is not subject to long-term contracts.  In light of current economic, regulatory and competitive conditions, there can be no assurance that Avalon’s current customers will continue to transact business with Avalon at historical levels.  Failure by Avalon to retain its current customers or to replace lost business could adversely impact the future financial performance of Avalon.

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

The Avalon Golf and Country Club has golf courses and clubhouses at each of its three facilities. The Squaw Creek and Sharon facilities each have a swimming pool, a fitness center and dining and banquet facilities.  The Squaw Creek facility also has tennis courts. The Avalon Golf and Country Club competes with many public courses and country clubs in the area.  Although the golf courses continue to be available for use by the general public, the primary source of revenues will be generated by the members of the Avalon Golf and Country Club.  Avalon believes that the combination of its three facilities will result in additional memberships in the Avalon Golf and Country Club. Due to the state of the economy, the ability to retain current members and attract new members has been difficult.  Although Avalon has been able to retain and increase the number of members of the Avalon Golf and Country Club, as of December 31, 2011, Avalon has not attained its membership goals.  There can be no assurance as to when such goals will be attained and when the golf and related operations will ultimately become profitable.  Avalon is continually using different marketing strategies to attract new members, such as local television advertising and various membership promotions. A significant decline in members could adversely affect the future financial performance of Avalon.

All three of Avalon’s golf course operations currently hold liquor licenses for their respective facilities.  If, for some reason, any one of these facilities were to lose its liquor license, the financial performance of the golf and related operations would be adversely affected.

Avalon entered into lease agreements with an energy company to lease approximately 200 acres of land for the purpose of drilling for oil and gas. Such lease agreements provide for Avalon to receive an initial one-time bonus payment and potential royalty payments in the future. In December 2011, Avalon received initial one-time bonus payments of approximately $.4 million. At this time, the royalty payments associated with these leases are not determinable.

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

The expected term, or time until the option is exercised, is typically based on historical exercising behavior of previous option holders of a company’s stock. Due to the fact that the first options granted were in 2010 and 2011, and as such, no historical exercising behavior available, we estimated the expected term of each award to be half the maximum term.

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

Avalon recognizes deferred tax assets and liabilities based on differences between financial statement carrying amounts and the tax bases of assets and liabilities. Avalon also records tax benefits when it believes that it is more likely than not that the benefit will be sustained by the tax authority. Avalon regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance based upon historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences to reduce its deferred assets to the amount that it believes is more likely than not to be realized. Avalon has considered future taxable income in assessing the need for the valuation allowance. The $2,035,000 of deferred tax liabilities will reverse in the same period and jurisdiction and is of the same character as the temporary differences giving rise to the $2,043,000 of deferred tax assets. Avalon has not provided a valuation allowance on the amount of deferred tax assets that it estimates will be utilized as a result of these reviews. The net deferred tax asset of $8,000 as of December 31, 2011 is likely to be utilized upon the filing of certain state tax returns. If future taxable income is less than the amount that has been assumed in assessing the recoverability of the deferred tax assets, then an increase in the valuation allowance will be required, with a corresponding increase to income tax expense. Likewise, should Avalon ascertain in the future that it is more likely than not that deferred tax assets will be realized in excess of the net deferred tax assets, all or a portion of the $808,000 valuation allowance as of December 31, 2011, would be reversed as a benefit to the provision for income taxes in the period such determination was made.

Avalon Holdings Corporation and Subsidiaries

Consolidated Balance Sheets
(in thousands, except for share data)
	December 31,
	2011	2010
Assets
Current Assets:
Cash and cash equivalents	$7,324	$5,565
Accounts receivable, less allowance for doubtful accounts of $168 in 2011 and 2010	12,885	8,202
Prepaid expenses	281	341
Refundable income taxes	2	14
Other current assets	717	600
Total current assets	21,209	14,722

Property and equipment,	26,079	27,265
Leased property under capital leases, net	5,984	5,314
Noncurrent deferred tax asset	8	8
Other assets, net	87	28
Total assets	$53,367	$47,337
Liabilities and Shareholders’ Equity
Current Liabilities:
Current portion of obligations under capital leases	$1	$1
Accounts payable	9,643	5,173
Accrued payroll and other compensation	755	383
Accrued income taxes	20	—
Other accrued taxes	260	269
Deferred Revenues	2,105	1,988
Other liabilities and accrued expenses	406	318
Total current liabilities	13,190	8,132

Obligations under capital leases	227	228
Contingencies and commitments	—	—

Shareholders’ Equity:
Class A Common Stock, $.01 par value, one vote per share; authorized 10,500,000 shares; issued and outstanding 3,191,038 shares at December 31, 2011 and December 31, 2010	32	32
Class B Common Stock, $.01 par value, ten votes per share; authorized 1,000,000 shares; issued and outstanding 612,293 shares at December 31, 2011 and December 31, 2010	6	6
Paid-in capital	58,413	58,216
Accumulated deficit	(18,501)	(19,277)

Total shareholders’ equity	39,950	38,977

Total liabilities and shareholders’ equity	$53,367	$47,337

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Operations
(in thousands, except for per share amounts)

	Year Ended December 31,
	2011	2010
Net operating revenues	$53,986	$43,453

Costs and expenses:
Costs of operations	44,979	35,751
Depreciation and amortization	1,663	1,684
Selling, general and administration expenses	7,266	6,783
Operating income (loss)	78	(765)

Other income (expense):
Interest expense	(14)	(14)
Interest income	5	24
Other income, net	796	253
Income (loss) before income taxes	865	(502)
Provision for income taxes	89	41
Net income (loss)	$776	$(543)

Net income (loss) per share –basic	$.20	$(.14)
Net income (loss) per share –diluted	$.20	$(.14)

Weighted average shares outstanding - basic	3,803	3,803
Weighted average shares outstanding - diluted	3,852	3,803

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Cash Flows
(in thousands)
	Year Ended December 31,
	2011	2010
Operating activities:
Net income (loss)	$776	$(543)
Reconciliation of net income (loss) to cash provided by (used in) operating activities:
Depreciation	1,662	1,683
Amortization	1	1
Compensation costs – stock options	197	120
Provision for losses on accounts receivable	27	14
Gain from disposal of property and equipment	(108)	(24)
Change in operating assets and liabilities:
Accounts receivable	(4,710)	(1,122)
Prepaid expenses	60	(50)
Refundable income taxes	12	11
Other current assets	(117)	(32)
Other assets, net	(60)	29
Accounts payable	4,470	54
Accrued payroll and other compensation	372	(162)
Accrued income taxes	20	—
Other accrued taxes	(9)	(5)
Deferred revenues	117	45
Other liabilities and accrued expenses	88	72
Net cash provided by operating activities	2,798	91

Investing activities:
Capital expenditures	(1,414)	(411)
Proceeds from disposal of property and equipment	376	24
Net cash used in investing activities	(1,038)	(387)

Financing activities:
Principal payments on capital lease obligations	(1)	(1)
Net cash used in financing activities	(1)	(1)

Increase (decrease) in cash and cash equivalents	1,759	(297)
Cash and cash equivalents at beginning of year	5,565	5,862
Cash and cash equivalents at end of year	$7,324	$5,565

Supplemental disclosures of cash flow information:

Cash paid during the year for interest expense	$14	$14
Cash received during the year as interest income	$5	$24

For supplemental cash flow information regarding income taxes, see Note 6.

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Shareholders’ Equity
(in thousands)

	For The Two Years Ended December 31, 2011

	Shares		Common Stock		Paid-in	Accumulated
	Class A	Class B	Class A	Class B	Capital	Deficit	Total

Balance at January 1, 2010	3,191	612	$32	$6	$58,096	$(18,734)	$39,400

Stock options – Compensation costs	—	—	—	—	120	—	120

Net loss	—	—	—	—	—	(543)	(543)

Balance at December 31, 2010	3,191	612	$32	$6	$58,216	$(19,277)	$38,977

Stock options – Compensation costs	—	—	—	—	197	—	197

Net income	—	—	—	—	—	776	776

Balance at December 31, 2011	3,191	612	$32	$6	$58,413	$(18,501)	$39,950

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

Actual results could differ from those estimates. Certain prior year amounts have been reclassified to be consistent with the 2011 presentation.

Subsequent Events

Avalon evaluated subsequent events for potential recognition and disclosure through the date the financial statements were issued.

Principles of consolidation

The consolidated financial statements include the accounts of Avalon and its wholly owned subsidiaries.

All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and cash equivalents

Cash and cash equivalents include money market instruments that are stated at cost, which approximate market value.  Investments with original maturities of three months or less from date of purchase are considered to be cash equivalents for purposes of the Consolidated Statements of Cash Flows and Consolidated Balance Sheets.  Such investments are not insured by the Federal Deposit Insurance Corporation.  The balance of cash and cash equivalents was $7.3 million and $5.6 million at December 31, 2011 and 2010, respectively.

Avalon maintains its cash balances in various financial institutions.  These balances may, at times, exceed federal insured limits.  Avalon has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk relating to its cash and cash equivalents.

Financial instruments

The fair value of financial instruments consisting of cash, cash equivalents, accounts receivable, and accounts payable at December 31, 2011 and 2010 approximates carrying value due to the relative short maturity of these financial instruments.

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

Avalon Holdings Corporation and Subsidiaries

Revenue recognition

Avalon recognizes revenue for waste management services as services are performed.  Revenues for the golf operations are recognized as services are provided with the exception of membership dues which are recognized proportionately over twelve months based upon each member’s anniversary date.  The deferred revenues relating to membership dues at December 31, 2011 and December 31, 2010 were $2.1 million and $2.0 million, respectively.

Accounts Receivable

The majority of Avalon’s accounts receivable is due from industrial and commercial customers.  Credit is extended based on an evaluation of a customer’s financial condition and, generally, collateral is not required.  Accounts receivable are stated at amounts due from customers, net of an allowance for doubtful accounts. Customer accounts that are outstanding longer than the contractual payment terms are considered past due.  Avalon determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due,  Avalon’s previous accounts receivable loss history, the customer’s current ability to pay its obligation to Avalon and the condition of the general economy and the industry as a whole.  Avalon writes off accounts receivable when they become uncollectible. Payments subsequently received on such receivables are credited to the allowance for doubtful accounts, or to income, as appropriate under the circumstances.

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

The expected term, or time until the option is exercised, is typically based on historical exercising behavior of previous option holders of a company’s stock. Due to the fact that the first options granted were in 2010 and 2011, and as such,  no historical exercising behavior available, we estimated the expected term of each award to be half the maximum term.

Avalon amortizes the fair value of the stock options over the expected term or requisite service period. If accelerated vesting occurs based on the market performance of Avalon’s common stock, the compensation costs related to the vested stock options that have not previously been amortized are recognized upon vesting.

Asset impairments

Avalon reviews the carrying value of its long-lived assets whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.  If indicators of impairment exist, Avalon would determine whether the estimated undiscounted sum of the future cash flows of such assets and their eventual disposition is less than its carrying amount.  If less, an impairment loss would be recognized if, and to the extent that the carrying amount of such assets exceeds their respective fair value.  Avalon would determine the fair value by using quoted market prices, if available, for such assets; or if quoted market prices are not available, Avalon would discount the expected estimated future cash flows. Avalon does not believe there was a triggering event in 2011 or 2010 as the golf operations’ future cash flows have not changed significantly and asset values have remained relatively stable.

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

Basic and dilutive net income (loss) per share

For the years ended December 31, 2011 and 2010, Avalon had 3,803,331weighted averages shares outstanding which were used to calculate basic net income (loss) per share. Avalon had potentially weighted average dilutive shares of 48,618 and 67,623 in 2011 and 2010, respectively. For the year ended December 31, 2010, the potentially weighted average dilutive shares were not included in the calculation, because to do so would have been anti-dilutive for the period. The earnings per share calculation for the years ended December 31, 2011 and 2010 is as follows:

	2011	2010
	(in thousands)
Net income (loss)	$776	$(543)
Shares used in computing basic income (loss) per share	3,803	3,803
Potentially dilutive shares from stock options	489	—
Shares used in computing dilutive income (loss) per share	3,852	3,803
Net income (loss) per share –basic	$.20	$(.14)
Net income (loss) per share –dilutive	$.20	$(.14)

Avalon Holdings Corporation and Subsidiaries

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

Note 4. Credit Facility

On March 21, 2008, Avalon entered into a $3.5 million unsecured line of credit agreement with The Huntington National Bank. Avalon has never borrowed monies under the line of credit. On April 26, 2011, the line of credit was reduced to $1 million. Interest on borrowings accrues at LIBOR plus 1.75%. The agreement provides for a minimum interest rate of 3.25%. The line of credit contains certain financial and other covenants, customary representations, warranties and events of defaults. Avalon was in compliance with the debt covenants at December 31, 2011 and expects to meet the covenants throughout 2012. The line of credit is renewed annually. At December 31, 2011 and December 31, 2010, there were no borrowings under the line of credit.

Note 5.  Property and Equipment

Property and equipment at December 31, 2011 and 2010 consists of the following (in thousands):

	2011	2010
Land and land improvements	$11,806	$11,799
Buildings and improvements	19,456	19,764
Machinery and equipment	2,924	2,794
Vehicles	268	222
Office furniture and equipment	2,946	2,909
	37,400	37,488
Less: accumulated depreciation and amortization	(11,321)	(10,223)
Property and equipment, net	$26,079	$27,265

Leased property under capital leases at December 31, 2011 and 2010 consists of the following (in thousands):

	2011	2010
Leased property under capital leases	$8,523	$7,481
Less: accumulated amortization	(2,539)	(2,167)
Leased property under capital leases, net	$5,984	$5,314

Note 6.  Income Taxes

Income (loss) before income taxes for each of the two years in the period ended December 31, 2011 was subject to taxation under United States jurisdictions only. The provision for income taxes consists of the following (in thousands):

	2011	2010
Current:
Federal	$(2)	$(1)
State	91	42
	89	41
Deferred:
Federal	—	—
State	—	—
	$89	$41

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets (liabilities) at December 31, 2011 and 2010 are as follows (in thousands):

	2011	2010
Deferred tax assets:
Accounts receivable, allowance for doubtful accounts	$62	$62
Reserves not deductible until paid	115	47
Net operating loss carryforwards
Federal	2,001	2,323
State	441	356
Federal Tax Credit	214	139
Capital loss carryforward	10	—
Other	8	10
Gross deferred tax assets	2,851	2,937
Less valuation allowance	(808)	(905)
Deferred tax assets net of valuation allowance	$2,043	$2,032

Deferred tax liabilities:
Property and equipment	$(2,035)	$(2,024)
Other	—	—
Gross deferred tax liabilities	$(2,035)	$(2,024)
Net deferred tax asset	$8	$8

Avalon Holdings Corporation and Subsidiaries

The $2,035,000 of deferred tax liabilities will reverse in the same period and jurisdiction and is of the same character as the temporary differences giving rise to the $2,043,000 of deferred tax assets. Avalon has not provided a valuation allowance on the amount of deferred tax assets that it estimates will be utilized as a result of these reviews. If future taxable income is less than the amount that has been assumed in assessing the recoverability of the deferred tax assets, then an increase in the valuation allowance will be required, with a corresponding increase to income tax expense. Likewise, should Avalon ascertain in the future that it is more likely than not that deferred tax assets will be realized in excess of the net deferred tax assets, all or a portion of the $808,000 valuation allowance as of December 31, 2011, would be reversed as a benefit to the provision for income taxes in the period such determination was made.

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to income (loss)  before income taxes as a result of the following differences (in thousands):

	2011	2010
Income (loss) before income taxes	$865	$(502)
Federal statutory tax rate	35%	35%
	303	(176)

State income taxes, net of federal income tax benefits	59	27
Change in valuation allowance	(97)	249
Capital loss carryforward	(10)	—
Increase in available federal tax credit	(75)	(32)
Other nondeductible expenses	12	45
Increase in net operating loss carryforward: state	(87)	(83)
federal	(1)	5
Other, net	(15)	6
	$89	$41

Avalon is subject to income taxes in the U.S. federal and various states jurisdictions.  With few exceptions, Avalon is no longer subject to U.S. federal, state and local income tax examinations by taxing authorities for the years before 2007. Avalon recognizes any interest and penalty assessed by taxing authorities as a component of interest expense and other expense, respectively.  There were no accruals for the payment of interest and penalties for 2011 and 2010.

Avalon made net income tax payments of $70,000 and $32,000 in 2011 and 2010, respectively. At December 31, 2011, Avalon has taxable loss carryforwards for federal income tax purposes aggregating approximately $5,886,000 which are available to offset future federal taxable income.  These carryforwards expire in 2021 through 2030. Avalon has a capital loss carryforward for federal tax purposes of approximately $29,000 which is available to offset future federal capital gain income. This carryforward expires in 2016.  In addition, at December 31, 2011, certain subsidiaries of Avalon have net operating loss carryforwards for state purposes which are available to offset future state taxable income. These carryforwards expire at various dates through 2032.  A valuation allowance has been provided because it is more likely than not that the deferred tax assets relating to certain of the federal and state loss carryforwards will not be realized.

Note 7.  Retirement Benefits

Avalon sponsors a defined contribution profit sharing plan that is a qualified tax deferred benefit plan under Section 401(k) of the Internal Revenue Code (the “Plan”).  Substantially all employees are eligible to participate in the Plan.  The Plan provides for employer discretionary cash contributions as determined by Avalon’s Board of Directors.  Discretionary contributions vest on a graduated basis and become 100% vested after five years of service.  Plan participants may also contribute a portion of their annual compensation to the Plan, subject to maximums imposed by the Internal Revenue Code and related regulations.  The Board decided not to make a discretionary employer contribution for 2011or 2010.

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

Avalon Holdings Corporation and Subsidiaries

The purpose of the Avalon Holdings Corporation 2009 Long-term Incentive Plan (the “Plan”) is (a) to improve individual employee performance by providing long-term incentives and rewards to employees of Avalon, (b) to assist Avalon in attracting, retaining and motivating employees and non-employee directors with experience and ability, and (c) to associate the interests of such employees and directors with those of the Avalon shareholders. Under the Plan, 1,300,000 shares have been reserved for the issuance of stock options. During the first quarter of 2010, 980,000 stock options were granted under the Plan. Of these options granted, 450,000 were forfeited in February 2011 and 50,000 cancelled in March 2011. In March 2011, 280,000 stock options were granted under the Plan. The stock options vest ratably over a five year period and have a contractual term of ten years from the date of grant. At the end of each contractual vesting period, the share price of the Avalon common stock, traded on a public stock exchange (NYSE Amex), must reach a predetermined price within three years following such contractual vesting period before the stock options are exercisable (See table below). If the Avalon common stock price does not reach the predetermined price, the stock options will either be cancelled or the period will be extended at the discretion of the Board of Directors.

Compensation costs were approximately $197,000 and $120,000 for the years ended December 31, 2011 and December 31, 2010, respectively, based upon the estimated fair value calculation. The deferred tax benefit recorded was offset by an increase to the valuation allowance. As of December 31, 2011, there was approximately $.5 million of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 3.21 years.

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

The expected term, or time until the option is exercised, is typically based on historical exercising behavior of previous option holders of a company’s stock. Due to the fact that the first options granted were in 2010 and 2011 and as such, no historical exercising behavior available, we estimated the expected term of each award to be half the maximum term. Because of the nature of the vesting as described above, the options were separated into five blocks, with each block having its own vesting period and expected term. Assuming the vesting occurs ratably over the vesting period for each option block, the average vesting term (requisite service period) for each option block was calculated to be 2.54, 3.54, 4.54, 5.54 and 6.54 years for option blocks 1 through 5, respectively. As such, the expected terms were calculated to be 6.27, 6.77, 7.27, 7.77 and 8.27 years, for option blocks 1 through 5, respectively.

The current fair value of the underlying equity was determined to be equal to Avalon’s publicly traded stock price as of the grant dates times the sum of the Class A and Class B common shares outstanding.

The expected volatility was based on the observed volatility of Avalon common stock for a five year period prior to the grant dates. The expected volatility that was used ranged from 60.9% to 61.7% with a weighted average expected volatility of 61.2%. There were no expected dividends and the risk-free interest rate(s), which ranged from 2.06% to 2.28%, were based on yield data for U. S. Treasury securities over a period consistent with the expected term. The following table is a summary of the stock option activity during 2011and 2010:

	Number of Options Granted	Weighted Average Exercise Price	Weighted Average Fair Value at Grant Date
Outstanding – January 1, 2010	—	—	—
Granted in 2010	980,000	$2.52	$1.04
Outstanding – December 31, 2010	980,000	$2.52	$1.04
Granted in 2011	280,000	2.89	1.20
Options cancelled	(50,000)	3.35	1.42
Forfeited (a)	(450,000)	2.48	1.02
Outstanding – December 31, 2011	760,000	$2.63	$1.09
Options Vested	96,000
Exercisable – December 31, 2011	-0-

(a)	450,000 stock options were forfeited in 2011 due to the resignation of Mr. Steven Berry, Chief Executive Officer, effective February 15, 2011.

The stock options vest and become exercisable based upon achieving two critical metrics as follows:

1)	Contract Vesting Term: The stock options vest ratably over a five year period.
2)
The Avalon common stock price traded on a public stock exchange (NYSE Amex) must reach the predetermined vesting price within three years after the options become vested under the Contract Vesting Term

Avalon Holdings Corporation and Subsidiaries

The table below represents the period and predetermined stock price needed for vesting.

	Begins Vesting	Ends Vesting	Predetermined Vesting Price
Block 1	12 mo. after Grant Dates	48 mo. after Grant Dates	$ 3.43
Block 2	24 mo. after Grant Dates	60 mo. after Grant Dates	$ 4.69
Block 3	36 mo. after Grant Dates	72 mo. after Grant Dates	$ 6.43
Block 4	48 mo. after Grant Dates	84 mo. after Grant Dates	$ 8.81
Block 5	60 mo. after Grant Dates	96 mo. after Grant Dates	$12.07

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

Note 11. Lease Commitments

Avalon leases golf carts, machinery and equipment, and copiers under operating leases and land and land improvements under a capital lease. Future commitments under long-term, operating leases and capital lease at December 31, 2011 are as follows (in thousands):

	Capital	Operating	Total
2012	$15	$330	$345
2013	15	256	271
2014	15	75	90
2015	15	—	15
2016	15	—	15
After 2016	540	—	540
Total minimum lease payments	615	$661	$1,276
Less: Amounts representing interest	387
Present value of minimum payments	228
Less: Current portion of obligations under capital leases	1
Long-term portion of obligations under capital leases	$227

Rental expense included in the Consolidated Statements of Operations amounted to $443,000 in 2011 and $421,000 in 2010.

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

Avalon’s primary business segment, the waste management services segment, provides hazardous and nonhazardous brokerage and management services to industrial, commercial, municipal and governmental customers and manages a captive landfill for an industrial customer.  The golf and related operations segment includes the operations of golf courses and related facilities and a travel agency.  Revenue for the golf and related operations segment consists primarily of membership dues, greens fees, cart rentals, merchandise, tennis, spa services and food and beverage sales.  Avalon does not have significant operations located outside the United States and, accordingly, geographical segment information is not presented. In 2011, one customer accounted for 22% of the waste management services segment’s net operating revenues to external customers and 18% of the consolidated net operating revenues. In 2010, one customer accounted for 12% of the waste management services segment’s net operating revenues to external customers and 9% of the consolidated net operating revenues.

Avalon Holdings Corporation and Subsidiaries

The accounting policies of the segments are consistent with those described for the consolidated financial statements in the summary of significant accounting policies (see Note 2).  Avalon measures segment profit for internal reporting purposes as income (loss) before taxes.

Business segment information including the reconciliation of segment income to consolidated income (loss) before taxes is as follows (in thousands):

	2011	2010
Net operating revenues from:
Waste management services:
External customers revenues	$43,463	$33,888
Intersegment revenues	—	—
Total waste management services	43,463	33,888

Golf and related operations:
External customer revenues	10,523	9,565
Intersegment revenues	53	56
Total golf and related operations	10,576	9,621

Segment operating revenues	54,039	43,509
Intersegment eliminations	(53)	(56)
Total net operating revenues	$53,986	$43,453

Income (loss) before taxes:
Waste management services	$3,568	$2,791
Golf and related operations	(293)	(595)
Segment income before taxes	3,275	2,196
Corporate interest income	5	24
Corporate other income, net	160	(21)
General corporate expenses	(2,575)	(2,701)
Income before taxes	$865	$(502)

Depreciation and amortization:
Waste management services	$34	$25
Golf and related operations	1,509	1,536
Corporate	120	123
Total	$1,663	$1,684

Interest income:
Waste management services	$—	$—
Corporate	5	24
Total	$5	$24

Capital expenditures:
Waste management services	$104	$95
Golf and related operations	1,261	269
Corporate	49	47
Total	$1,414	$411

Identifiable assets at December 31:

	2011	2010
Waste management services	$16,869	$11,648
Golf and related operations	30,140	30,233
Corporate	41,840	40,006
Sub Total	88,849	81,887
Elimination of intersegment receivables	(35,482)	(34,550)
Total	$53,367	$47,337

The increase of $5.2 million in identifiable assets of the waste management services segment is primarily the result of an increase in accounts receivable due to higher net operating revenues in the fourth quarter of 2011 compared with the fourth quarter of 2010.  The increase of $1.8 million in identifiable assets of corporate is primarily due to an increase in cash and cash equivalents.

Note 13.  Recent Accounting Pronouncements

In May 2011, The Financial Accounting Standards Board (“FASB”) issued ASU No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” The amendments in this ASU generally represent clarification of Topic 820, but also include instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. This update results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and International Financial Reporting Standards (“IFRS”). The amendments are effective for interim and annual periods beginning after December 15, 2011 and are to be applied prospectively. Early application is not permitted. Avalon does not expect the adoption of ASU No. 2011-04 will have a material impact on its consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Report of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors of Avalon Holdings Corporation

We have audited the accompanying consolidated balance sheets of Avalon Holdings Corporation and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders’ equity and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Avalon Holdings Corporation and subsidiaries as of December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Cleveland, Ohio
March 15, 2012

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

With our participation, an evaluation of the effectiveness of our internal control over financial reporting was conducted as of December 31, 2011, based upon the framework and criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2011.

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

March 15, 2012

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
(330) 856-880

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
Chief Administrative Officer

Richard R. Fees
Controller

Avalon Holdings Corporation and Subsidiaries

Shareholder
Information

Common stock information

Avalon’s Class A Common Stock is listed on the NYSE Amex (symbol: AWX).  Quarterly stock information for 2011 and 2010 as reported by The Wall Street Journal is as follows:

2011:
Quarter Ended	High	Low	Close
March 31	$3.10	$2.44	$2.82
June 30	3.49	2.61	2.75
September 30	2.88	2.20	2.24
December 31	2.91	2.11	2.90

2010:
Quarter Ended	High	Low	Close
March 31	$3.89	$2.16	$3.41
June 30	3.55	2.33	2.50
September 30	2.97	2.34	2.90
December 31	2.99	2.65	2.73

No dividends were paid during 2011.

There are 425 Class A and 10 Class B Common Stock shareholders of record as of the close of business March 2, 2012.  The number of holders is based upon the actual holders registered on the records of Avalon’s transfer agent and registrar and does not include holders of shares in “street names” or persons, partnerships, associations, corporations or other entities identified in security position listings maintained by depository trust companies.

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

Transfer agent and registrar

The transfer agent and registrar for Avalon is American Stock Transfer and Trust Company.  All correspondence concerning stock transfers should be directed to them at 6201 15th Avenue, Brooklyn, New York 11219.

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