Form 10-K, Exhibit 13
period 2012-12-31
AVALON HOLDINGS CORP
filed 2013-03-15
CIK 1061069

Exhibit 13.1

Avalon Holdings Corporation

2012 Annual Report

Financial Highlights
(in thousands, except for per share amounts)

For the year	2012		2011
Net operating revenues	$48,891		$53,986
Income (loss) before income taxes	(255)		865
Net income (loss)	(326)		776
Net income (loss) per share	(.09	) .	20

At year-end	2012	2011
Working capital	$8,112	$8,019
Total assets	50,155	53,367
Shareholders’ equity	39,857	39,950

The Company

Avalon Holdings Corporation provides waste management services to industrial, commercial, municipal and governmental customers in selected northeastern and midwestern U.S. markets.  Avalon Holdings Corporation also owns the Avalon Golf and Country Club, which operates golf courses and related facilities.

Contents

Financial Highlights	1

Management’s Discussion and Analysis of Financial Condition and Results of Operations	2
9
Consolidated Balance Sheets

Consolidated Statements of Operations	10

Consolidated Statements of Cash Flows	11

Consolidated Statements of Shareholders’ Equity	12

Notes to Consolidated Financial Statements	13

Report of Independent Registered Public Accounting Firm	21

Management’s Report on Internal Controls over Financial Reporting	22

Company Directory	23

Directors and Officers	23

Shareholder Information	24

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

Liquidity and Capital Resources

For the year 2012, Avalon utilized cash provided by operations and existing cash to fund capital expenditures and meet operating needs.

Avalon’s aggregate capital expenditures in 2012 were $1.5 million. Such expenditures related principally to building and land improvements for the golf and related operations segment.  Avalon’s aggregate capital expenditures in 2013 are expected to be in the range of $.5 million to $.8 million, which will principally relate to building improvements and equipment purchases for the golf and related operations.

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

Working capital was $8.1 million at December 31, 2012 compared with $8.0 million at December 31, 2011.
The increase was primarily due to an increase in cash and cash equivalents, decreased accounts payable and accrued payroll and other compensation, partially offset by a decrease in accounts receivable.

The decrease in accounts receivable of $3.6 million at December 31, 2012 compared with December 31, 2011 is primarily due to significantly lower net operating revenues of the waste management services segment in the fourth quarter of 2012 compared with the fourth quarter of 2011.

The decrease in accounts payable of $3.0 million at December 31, 2012 compared with December 31, 2011 is primarily due to an decrease in amounts due to disposal facilities and transportation carriers of the waste brokerage and management services business as a result of lower net operating revenues in the fourth quarter of 2012 compared with the fourth quarter of 2011 and the timing of payments to vendors in the ordinary course of business.

The decrease in accrued payroll and other compensation of $.3 million at December 31, 2012 compared with December 31, 2011 is primarily the result of a decrease in accrued bonuses and incentives of the waste brokerage and management services business at year end and the timing of the payment of certain accrued bonuses.

Avalon Holdings Corporation and Subsidiaries

On March 21, 2008, Avalon entered into a $3.5 million unsecured line of credit agreement with The Huntington National Bank. Avalon has never borrowed monies under the line of credit. On April 26, 2011, the line of credit was reduced to $1 million. Interest on borrowings accrues at LIBOR plus 1.75%. The agreement provides for a minimum interest rate of 3.25%. The line of credit contains certain financial and other covenants, customary representations, warranties and events of defaults. Avalon was in compliance with the debt covenants at December 31, 2012 and expects to meet the covenants throughout 2013. The line of credit is renewed annually. At December 31, 2012 and December 31, 2011, there were no borrowings under the line of credit.

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

Due to the increase of oil and gas drilling in the Marcellus Shale and Utica Shale regions located in northeast Ohio and western Pennsylvania, Avalon has purchased options on a number of properties for the purpose of drilling deep waste water disposal wells for the disposal of the brine waters from the oil and gas drilling. Avalon has submitted two applications for permits to the Ohio Department of Natural Resources (the “ODNR”) to drill deep waste water disposal wells. The ODNR has reviewed the permits and authorized Avalon to publish a public notice of the permit applications to drill. Avalon published the public notice in August 2012 and is currently waiting on the ODNR to hold a public meeting.

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

Performance in 2012 compared with 2011

Overall Performance

Net operating revenues decreased to $48.9 million in 2012 compared with $54.0 million in 2011. The decrease is primarily due to a substantial decrease in the net operating revenues of the waste management services segment, partially offset by an increase in the net operating revenues of the golf and related operations segment. Costs of operations decreased to $40.3 million in 2012 compared with $45.0 million in 2011. The decrease is primarily due to less transportation and disposal costs of the waste management services segment, as these costs vary directly with the net operating revenues. Fixed costs relating to depreciation and amortization expense were $1.6 million in 2012 compared with $1.7 million in 2011. Consolidated selling, general and administrative expenses increased to $7.4 million in 2012 compared with $7.3 million in 2011. Avalon incurred a net loss of $.3 million, or $.09 per share in 2012 ompared with net income of $.8 million or $.20 per share in 2011.

Segment Performance.  Segment performance should be read in conjunction with Note 12 to the Consolidated Financial Statements.

Net operating revenues of the waste management services segment decreased approximately 14% to $37.3 million in 2012 compared with $43.5 million in 2011.  Net operating revenues of the waste brokerage and management services business decreased to $34.9 million in 2012 from $40.8 million in 2011 and the net operating revenues of the captive landfill management operations decreased to $2.4 million in 2012 from $2.7 million in 2011. The decrease in net operating revenues of the waste brokerage and management services business was primarily due to a 44% decrease in event work, partially offset by an 18% increase in continuous or ongoing work. The decrease in the net operating revenues from event work is primarily due to the fact that in the fourth quarter of 2011, the waste brokerage and management services business had two significant projects which generated $6.2 million in net operating revenues. Event work is defined as bid projects under contract that occurs on a one-time basis over a short period of time. Such work can fluctuate significantly from year to year.  The increase in continuous or ongoing work is primarily the result of customers increasing their production or operations, which, in turn, increased the amount of waste generated requiring disposal. Net operating revenues of the captive landfill management operations decreased in 2012 compared with 2011 primarily as a result of a decrease in the volume of waste disposed of at the landfill. The volume of waste disposed of at the landfill is entirely dependent upon the amount of waste generated by the owner of the landfill for whom Avalon manages the facility.

Income before taxes of the waste management services segment decreased to $3.0 million in 2012 compared with $3.6 million in 2011. The decrease is primarily due to the aforementioned decrease in net operating revenues of the waste brokerage and management services business. Income before taxes of the waste brokerage and management services business was $2.6 million in 2012 compared with $3.1 million in 2011. The overall gross profit percentage of the waste brokerage and management services business increased to 18.9% in 2012 compared with 17.5% for the prior year. The lower gross margin percentage in 2011 was primarily due to substantially lower gross margins associated with the large event work projects mentioned above. Due to the competitiveness in the bidding process for large event work, lower gross margins were needed to win the bid for these projects. Income before taxes of the captive landfill management operations was $.4 million in 2012 compared with $.5 million in 2011. The decrease was primarily due to a decrease in the volume of waste disposed of at the landfill.

Avalon Holdings Corporation and Subsidiaries

Net operating revenues of the golf and related operations segment were $11.7 million in 2012 compared with $10.6 million in 2011.  Due to adverse weather conditions, net operating revenues relating to the golf courses, which are located in northeast Ohio and western Pennsylvania, were minimal during the first three months of 2012 and 2011. The average number of members during 2012 increased to 3,353 compared with 3,036 in 2011. Net operating revenues from membership dues, green fees and cart rentals, food and beverage sales, merchandise sales and spa services all increased in 2012 compared with 2011 primarily as a result of the increased memberships. Hot and dry weather conditions during the golf season also contributed to the increase in golf related revenues. Although the net operating revenues from membership dues increased in 2012 compared with 2011, the average net operating revenues per member from membership dues decreased slightly due to a change in the mix between social and golf members and from promotional membership programs. The golf and related operations segment incurred a loss before taxes of $.5 million in 2012 compared with a loss before taxes of $.3 million in 2011. The results in 2011 included other income of $.4 million from an initial one-time bonus payment for leasing approximately 200 acres of the Avalon Lakes Golf Course to an energy company for the purpose of drilling for oil and gas. Excluding the effect of the one-time bonus payment, the results in 2012 improved by $.2 million compared to 2011 primarily due to the increase in the aforementioned revenues, partially offset by an increase in employee related costs.  The ability to attract new members and retain members is very important to the success of the golf and related operations segment. Avalon is continually using different marketing strategies to attract and retain members, such as local television advertising and/or various membership promotions.  A significant decline in members could adversely impact the financial results of the golf and related operations segment.

Interest Income

Interest income was $2,000 in 2012 compared with $5,000 in 2011.  The decrease was primarily the result of lower average investment rates.

Other Income, net

Other income, net was $257,000 in 2012 compared with $796,000 in 2011.  In 2011, other income consisted primarily of an initial one-time bonus payment of $.4 million as a result of  leasing approximately 200 acres of land for the purpose of drilling for oil and gas.

General Corporate Expenses

General corporate expenses were $2.8 million in 2012 compared with $2.6 million in 2011. The increase is primarily due to increase employee related costs, compensation costs related to stock options and other various corporate expenses.

Net Income (loss)

Avalon incurred a net loss of $.3 million in 2012 compared with net income of $.8 million in 2011. Excluding the effect of state income tax provisions and some minor tax credits, Avalon’s overall effective tax rate was 0% for 2012 and 2011. The overall effective tax rate is different than statutory rates primarily due to a change the valuation allowance. As such, Avalon’s income tax benefit in 2012 and income tax provision in 2011 were offset by a change in the valuation allowance. A valuation allowance has been provided when it is more likely than not that the deferred tax assets relating to certain federal and state loss carryforwards will not be realized. Avalon continues to maintain a valuation allowance against the majority of its deferred tax amounts until it is evident that the deferred tax asset will be utilized in the future.

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

The Avalon Golf and Country Club has golf courses and clubhouses at each of its three facilities. The Squaw Creek and Sharon facilities each have a swimming pool, a fitness center and dining and banquet facilities.  The Squaw Creek facility also has tennis courts. The Avalon Golf and Country Club competes with many public courses and country clubs in the area.  Although the golf courses continue to be available for use by the general public, the primary source of revenues will be generated by the members of the Avalon Golf and Country Club.  Avalon believes that the combination of its three facilities will result in additional memberships in the Avalon Golf and Country Club. The ability to retain current members and attract new members has been an ongoing challenge.  Although Avalon has been able to increase the number of members of the Avalon Golf and Country Club, as of December 31, 2012, Avalon has not attained its membership goals.  There can be no assurance as to when such goals will be attained and when the golf and related operations will ultimately become profitable.  Avalon is continually using different marketing strategies to attract new members, such as local television advertising and various membership promotions. A significant decline in members could adversely affect the future financial performance of Avalon.

All three of Avalon’s golf course operations currently hold liquor licenses for their respective facilities.  If, for some reason, any one of these facilities were to lose its liquor license, the financial performance of the golf and related operations would be adversely affected.

Avalon entered into lease agreements with an energy company to lease approximately 200 acres of land for the purpose of drilling for oil and gas. Such lease agreements provide for Avalon to receive an initial one-time bonus payment and potential royalty payments in the future. In December 2011, Avalon received initial one-time bonus payments of approximately $.4 million. At this time, the royalty payments associated with these leases are not determinable. Avalon is exploring the possibility of leasing additional acreage at both the Squaw Creek and Sharon clubs.

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

Avalon Holdings Corporation and Subsidiaries

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make judgments, assumptions, and estimates that affect reported amounts.  Significant accounting policies used in the preparation of Avalon’s Consolidated Financial Statements are described in Note 2 to the consolidated financial statements.  Estimates are used when accounting for, among other things, the allowance for doubtful accounts, asset impairments, compensation costs relating to stock options granted, contingencies and administrative proceedings, environmental matters and taxes.

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

Avalon Holdings Corporation and Subsidiaries

The ability to accurately predict future cash flows may impact the determination of fair value.  Avalon’s assessments of cash flows represent management’s best estimate at the time of the impairment review. Avalon estimates the future cash flows expected to result from the use and, if applicable, the eventual disposition of the assets.  The key variables that management must estimate include, among other factors, sales, costs, inflation and capital spending.  Significant management judgment is involved in estimating these variables and they include inherent uncertainties. If different cash flows had been estimated in the current period, the value of the long-lived assets could have been materially impacted.  Furthermore, Avalon’s accounting estimates may change from period to period as conditions in markets change, and this could materially impact financial results in future periods.

When Avalon concludes that it is probable that an environmental liability has been incurred, a provision is made in Avalon’s financial statements for Avalon’s best estimate of the liability based on management’s judgment and experience, information available from regulatory agencies, and the number, financial resources and relative degree of responsibility of other potentially responsible parties who are jointly and severally liable for remediation of that site, as well as, the typical allocation of costs among such parties.  If a range of possible outcomes is estimated and no amount within the range appears to be a better estimate than any other, then Avalon provides for the minimum amount within the range, in accordance with generally accepted accounting principles.  The liability is recognized on an undiscounted basis.  Avalon’s estimates are revised, as deemed necessary, as additional information becomes known.  Such revisions may impact future operating results.  Although Avalon is no t currently aware of any environmental liability, there can be no assurance that in the future an environmental liability will not occur.

Avalon recognizes deferred tax assets and liabilities based on differences between financial statement carrying amounts and the tax bases of assets and liabilities. Avalon also records tax benefits when it believes that it is more likely than not that the benefit will be sustained by the tax authority. Avalon regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance based upon historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences to reduce its deferred assets to the amount that it believes is more likely than not to be realized. Avalon has considered future taxable income in assessing the need for the valuation allowance. The $2,072,000 of deferred tax liabilities will reverse in the same period and jurisdiction and is of the same character as the temporary differences giving rise to the $2,080,000 of deferred tax assets. Avalon has not provided a valuation allowance on the amount of deferred tax assets that it estimates will be utilized as a result of these reviews. The net deferred tax asset of $8,000 as of December 31, 2012 is likely to be utilized upon the filing of certain state tax returns. If future taxable income is less than the amount that has been assumed in assessing the recoverability of the deferred tax assets, then an increase in the valuation allowance will be required, with a corresponding increase to income tax expense. Likewise, should Avalon ascertain in the future that it is more likely than not that deferred tax assets will be realized in excess of the net deferred tax assets, all or a portion of the $996,000 valuation allowance as of December 31, 2012, would be reversed as a benefit to the provision for income taxes in the period such determination was made.

Avalon Holdings Corporation and Subsidiaries

Consolidated Balance Sheets
   (in thousands, except for share data)

	December 31,
	2012	2011
Assets
Current Assets:
Cash and cash equivalents	$7,888	$7,324
Accounts receivable, less allowance for doubtful accounts of $166 in 2012 and $168 in 2011	9,244	12,885
Prepaid expenses	287	281
Refundable income taxes	9	2
Other current assets	758	717
Total current assets	18,186	21,209

Property and equipment,	25,177	26,079
Leased property under capital leases, net	6,680	5,984
Noncurrent deferred tax asset	8	8
Other assets, net	104	87
Total assets	$50,155	$53,367

Liabilities and Shareholders’ Equity
Current Liabilities:
Current portion of obligations under capital leases	$2	$1
Accounts payable	6,677	9,643
Accrued payroll and other compensation	486	755
Accrued income taxes	2	20
Other accrued taxes	303	260
Deferred revenues	2,180	2,105
Other liabilities and accrued expenses	424	406
Total current liabilities	10,074	13,190

Obligations under capital leases	224	227
Contingencies and commitments	—	—

Shareholders’ Equity:
Class A Common Stock, $.01 par value, one vote per share; authorized 10,500,000 shares; issued and outstanding 3,191,100 shares at December 31, 2012 and 3,191,038 at December 31, 2011	32	32
Class B Common Stock, $.01 par value, ten votes per share; authorized 1,000,000 shares; issued and outstanding 612,231shares at December 31, 2012 and 612,293 at December 31, 2011	6	6
Paid-in capital	58,646	58,413
Accumulated deficit	(18,827)	(18,501)

Total shareholders’ equity	39,857	39,950

Total liabilities and shareholders’ equity	$50,155	$53,367

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Operations
    (in thousands, except for per share amounts)

	Year Ended December 31,
	2012	2011
Net operating revenues	$48,891	$53,986

Costs and expenses:
Costs of operations	40,321	44,979
Depreciation and amortization	1,635	1,663
Selling, general and administration expenses	7,436	7,266
Operating (loss) income	(501)	78

Other income (expense):
Interest expense	(13)	(14)
Interest income	2	5
Other income, net	257	796
(Loss) income before income taxes	(255)	865
Provision for income taxes	71	89
Net (loss) income	$(326)	$776

Net (loss) income per share –basic	$(0.09)	$.20
Net (loss) income per share –diluted	$(0.09)	$.20

Weighted average shares outstanding - basic	3,803	3,803
Weighted average shares outstanding - diluted	3,803	3,852

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Cash Flows
   (in thousands)
	Year Ended December 31,
	2012	2011
Operating activities:
Net (loss) income	$(326)	$776
Reconciliation of net (loss) income to cash provided by (used in) operating activities:
Depreciation	1,635	1,662
Amortization		1
Compensation costs – stock options	233	197
Provision for losses on accounts receivable	50	27
Gain from disposal of property and equipment	(7)	(108)
Change in operating assets and liabilities:
Accounts receivable	3,591	(4,710)
Prepaid expenses	(6)	60
Refundable income taxes	(7)	12
Other current assets	(41)	(117)
Other assets, net	(17)	(60)
Accounts payable	(2,966)	4,470
Accrued payroll and other compensation	(269)	372
Accrued income taxes	(18)	20
Other accrued taxes	43	(9)
Deferred revenues	75	117
Other liabilities and accrued expenses	18	88
Net cash provided by operating activities	1,988	2,798

Investing activities:
Capital expenditures	(1,465)	(1,414)
Proceeds from disposal of property and equipment	43	376
Net cash used in investing activities	(1,422)	(1,038)

Financing activities:
Principal payments on capital lease obligations	(2)	(1)
Net cash used in financing activities	(2)	(1)

Increase in cash and cash equivalents	564	1,759
Cash and cash equivalents at beginning of year	7,324	5,565
Cash and cash equivalents at end of year	$7,888	$7,324

Supplemental disclosures of cash flow information:

Cash paid during the year for interest expense	$13	$14
Cash received during the year as interest income	$2	$5

For supplemental cash flow information regarding income taxes, see Note 6.

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Shareholders’ Equity
   (in thousands)

	For The Two Years Ended December 31, 2012
	Shares		Common Stock
	Class A	Class B	Class A	Class B	Paid-in Capital	Accumulated Deficit	Total
Balance at January 1, 2011	3,191	612	$32	$6	$58,216	$(19,277)	$38,977
Stock options – Compensation costs	—	—	—	—	197	—	197
Net loss	—	—	—	—	—	776	776
Balance at December 31, 2011	3,191	612	$32	$6	$58,413	$(18,501)	$39,950
Stock options – Compensation costs	—	—	—	—	233	—	233
Net income	—	—	—	—	—	(326)	(326)
Balance at December 31, 2012	3,191	612	$32	$6	$58,646	$(18,827)	$39,857

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

Note 2.  Summary of Significant Accounting Policies

The significant accounting policies of Avalon, which are summarized below, are consistent with accounting principles generally accepted in the United States and reflect practices appropriate to the businesses in which they operate.  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Actual results could differ from those estimates. Certain prior year amounts have been reclassified to be consistent with the 2012 presentation.

Subsequent Events

Avalon evaluated subsequent events for potential recognition and disclosure through the date the financial statements were issued.

Principles of consolidation

The consolidated financial statements include the accounts of Avalon and its wholly owned subsidiaries.

All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and cash equivalents

Cash and cash equivalents include money market instruments that are stated at cost, which approximate market value.  Investments with original maturities of three months or less from date of purchase are considered to be cash equivalents for purposes of the Consolidated Statements of Cash Flows and Consolidated Balance Sheets.  Such investments are not insured by the Federal Deposit Insurance Corporation.  The balance of cash and cash equivalents was $7.9 million and $7.3 million at December 31, 2012 and 2011, respectively.

Avalon maintains its cash balances in various financial institutions.  These balances may, at times, exceed federal insured limits.  Avalon has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk relating to its cash and cash equivalents.

Financial instruments

The fair value of financial instruments consisting of cash, cash equivalents, accounts receivable, and accounts payable at December 31, 2012 and 2011 approximates carrying value due to the relative short maturity of these financial instruments.

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

Avalon Holdings Corporation and Subsidiaries

Revenue recognition

Avalon recognizes revenue for waste management services as services are performed.  Revenues for the golf operations are recognized as services are provided with the exception of membership dues which are recognized proportionately over twelve months based upon each member’s anniversary date.  The deferred revenues relating to membership dues at December 31, 2012 and December 31, 2011 were $2.2 million and $2.1 million, respectively.

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

Asset impairments

Avalon reviews the carrying value of its long-lived assets whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.  If indicators of impairment exist, Avalon would determine whether the estimated undiscounted sum of the future cash flows of such assets and their eventual disposition is less than its carrying amount.  If less, an impairment loss would be recognized if, and to the extent that the carrying amount of such assets exceeds their respective fair value.  Avalon would determine the fair value by using quoted market prices, if available, for such assets; or if quoted market prices are not available, Avalon would discount the expected estimated future cash flows. Avalon does not believe there was a triggering event in 2012 or 2011 as the golf operations’ future cash flows have not changed significantly and asset values have remained relatively stable.

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

Avalon Holdings Corporation and Subsidiaries

Basic and dilutive net income (loss) per share

For the years ended December 31, 2012 and 2011, Avalon had 3,803,331weighted averages shares outstanding which were used to calculate basic net income (loss) per share. Avalon had potentially weighted average dilutive shares of 254,779 and 48,618 in 2012 and 2011, respectively. For the year ended December 31, 2012, the potentially weighted average dilutive shares were not included in the calculation, because to do so would have been anti-dilutive for the period. The earnings per share calculation for the years ended December 31, 2012 and 2011 is as follows (in thousands, except per share amounts):

	2012	2011
Net (loss) income	$(326)	$776
Shares used in computing basic (loss) income per share	3,803	3,803
Potentially dilutive shares from stock options	—	49
Shares used in computing dilutive (loss) income per share	3,803	3,852
Net (loss) income per share –basic	$(0.09)	$.20
Net (loss) income per share –dilutive	$(0.09)	$.20

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

Note 4. Credit Facility

On March 21, 2008, Avalon entered into a $3.5 million unsecured line of credit agreement with The Huntington National Bank. Avalon has never borrowed monies under the line of credit. On April 26, 2011, the line of credit was reduced to $1 million. Interest on borrowings accrues at LIBOR plus 1.75%. The agreement provides for a minimum interest rate of 3.25%. The line of credit contains certain financial and other covenants, customary representations, warranties and events of defaults. Avalon was in compliance with the debt covenants at December 31, 2012. The line of credit is renewed annually. At December 31, 2012 and December 31, 2011, there were no borrowings under the line of credit.

Note 5.  Property and Equipment

Property and equipment at December 31, 2012 and 2011 consists of the following (in thousands):

	2012	2011
Land and land improvements	$11,814	$11,806
Buildings and improvements	19,501	19,456
Machinery and equipment	3,023	2,924
Vehicles	311	268
Office furniture and equipment	3,052	2,946
	37,701	37,400
Less: accumulated depreciation and amortization	(12,524)	(11,321)
Property and equipment, net	$25,177	$26,079

Leased property under capital leases at December 31, 2012 and 2011 consists of the following (in thousands):

	2012	2011
Leased property under capital leases	$9,585	$8,523
Less: accumulated amortization	(2,905)	(2,539)
Leased property under capital leases, net	$6,680	$5,984

Note 6.  Income Taxes

Income (loss) before income taxes for each of the two years in the period ended December 31, 2012 was subject to taxation under United States jurisdictions only. The provision for income taxes consists of the following (in thousands):

	2012	2011
Current:
Federal	$(2)	$(2)
State	73	91
	71	89
Deferred:
Federal	—	—
State	—	—
	$71	$89

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets (liabilities) at December 31, 2012 and 2011 are as follows (in thousands):

	2012	2011
Deferred tax assets:
Accounts receivable, allowance for doubtful accounts	$62	$62
Reserves not deductible until paid	193	115
Net operating loss carryforwards
Federal	2,030	2,001
State	527	441
Federal Tax Credit	249	214
Capital loss carryforward	10	10
Other	5	8
Gross deferred tax assets	3,076	2,851
Less valuation allowance	(996)	(808)
Deferred tax assets net of valuation allowance	$2,080	$2,043
Deferred tax liabilities:
Property and equipment	$(2,072)	$(2,035)
Other	—	—
Gross deferred tax liabilities	$(2,072)	$(2,035)
Net deferred tax asset	$8	$8

Avalon Holdings Corporation and Subsidiaries

The $2,072,000 of deferred tax liabilities will reverse in the same period and jurisdiction and is of the same character as the temporary differences giving rise to the $2,080,000 of deferred tax assets. Avalon has not provided a valuation allowance on the amount of deferred tax assets that it estimates will be utilized as a result of these reviews. If future taxable income is less than the amount that has been assumed in assessing the recoverability of the deferred tax assets, then an increase in the valuation allowance will be required, with a corresponding increase to income tax expense. Likewise, should Avalon ascertain in the future that it is more likely than not that deferred tax assets will be realized in excess of the net deferred tax assets, all or a portion of the $996,000 valuation allowance as of December 31, 2012, would be reversed as a benefit to the provision for income taxes in the period such determination was made.

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to income (loss) before income taxes as a result of the following differences (in thousands):

	2012	2011
Income (loss) before income taxes	$(255)	$865
Federal statutory tax rate	35%	35%
	(89)	303
State income taxes, net of federal income tax benefits	48	59
Change in valuation allowance	188	(97)
Capital loss carryforward	—	(10)
Increase in available federal tax credit	(35)	(75)
Other nondeductible expenses	46	12
Increase in net operating loss carryforward: state	(86)	(87)
federal	1	(1)
Other, net	(2)	(15)
	$71	$89

Avalon is subject to income taxes in the U.S. federal and various states jurisdictions.  With few exceptions, Avalon is no longer subject to U.S. federal, state and local income tax examinations by taxing authorities for the years before 2009. Avalon recognizes any interest and penalty assessed by taxing authorities as a component of interest expense and other expense, respectively.  There were no accruals for the payment of interest and penalties for 2012 and 2011.

Avalon made net income tax payments of $94,000 and $70,000 in 2012 and 2011, respectively. At December 31, 2012, Avalon has taxable loss carryforwards for federal income tax purposes aggregating approximately $5,970,000 which are available to offset future federal taxable income.  These carryforwards expire in 2021 through 2032. Avalon has a capital loss carryforward for federal tax purposes of approximately $29,000 which is available to offset future federal capital gain income. This carryforward expires in 2016.  In addition, at December 31, 2012, certain subsidiaries of Avalon have net operating loss carryforwards for state purposes which are available to offset future state taxable income. These carryforwards expire at various dates through 2033.  A valuation allowance has been provided because it is more likely than not that the deferred tax assets relating to certain of the federal and state loss carryforwards will not be realized.

Note 7.  Retirement Benefits

Avalon sponsors a defined contribution profit sharing plan that is a qualified tax deferred benefit plan under Section 401(k) of the Internal Revenue Code (the “Plan”).  Substantially all employees are eligible to participate in the Plan.  The Plan provides for employer discretionary cash contributions as determined by Avalon’s Board of Directors.  Discretionary contributions vest on a graduated basis and become 100% vested after five years of service.  Plan participants may also contribute a portion of their annual compensation to the Plan, subject to maximums imposed by the Internal Revenue Code and related regulations.  The Board decided not to make a discretionary employer contribution for 2012 or 2011.

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

Avalon Holdings Corporation and Subsidiaries

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

Compensation costs were approximately $233,000 and $197,000 for the years ended December 31, 2012 and December 31, 2011, respectively, based upon the estimated fair value calculation. The deferred tax benefit recorded was offset by an increase to the valuation allowance. As of December 31, 2012, there was approximately $.3 million of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 3.0 years.

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

The expected volatility was based on the observed volatility of Avalon common stock for a five year period prior to the grant dates. The expected volatility that was used ranged from 60.9% to 61.7% with a weighted average expected volatility of 61.2%. There were no expected dividends and the risk-free interest rate(s), which ranged from 2.06% to 2.28%, were based on yield data for U. S. Treasury securities over a period consistent with the expected term. The following table is a summary of the stock option activity during 2012 and 2011:

	Number of Options Granted	Weighted Average Exercise Price	Weighted Average Fair Value at Grant Date
Outstanding – January 1, 2011	980,000	$2.52	$1,04
Granted in 2011	280,000	2.89	1.20
Options cancelled	(50,000)	3.35	1.42
Forfeited (a)	(450,000)	2.48	1.02
Outstanding – December 31, 2011	760,000	$2.63	$1.09
Granted in 2012	—	—	—
Outstanding – December 31, 2012	760,000	$2.63	$1.09
Options Vested	248,000
Exercisable – December 31, 2012	248,000

(a)	450,000 stock options were forfeited in 2011 due to the resignation of Mr. Steven Berry, Chief Executive Officer, effective February 15, 2011.

Avalon Holdings Corporation and Subsidiaries

The stock options vest and become exercisable based upon achieving two critical metrics as follows:
1)	Contract Vesting Term: The stock options vest ratably over a five year period.
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

Note 11. Lease Commitments

Avalon leases golf carts, machinery and equipment, and copiers under operating leases and land and land improvements under a capital lease. Future commitments under long-term, operating leases and capital lease at December 31, 2012 are as follows (in thousands):

	Capital	Operating	Total
2013	$15	$383	$398
2014	15	283	298
2015	15	206	221
2016	15	205	220
2017	15	112	127
After 2017	525	—	525
Total minimum lease payments	600	$1,189	$1,789
Less: Amounts representing interest	374
Present value of minimum payments	226
Less: Current portion of obligations under capital leases	2
Long-term portion of obligations under capital leases	$224

Rental expense included in the Consolidated Statements of Operations amounted to $437,000 in 2012 and $443,000 in 2011.

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

Avalon Holdings Corporation and Subsidiaries

Avalon’s primary business segment, the waste management services segment, provides hazardous and nonhazardous brokerage and management services to industrial, commercial, municipal and governmental customers and manages a captive landfill for an industrial customer.  The golf and related operations segment includes the operations of golf courses and related facilities and a travel agency.  Revenue for the golf and related operations segment consists primarily of membership dues, greens fees, cart rentals, merchandise, tennis, spa services and food and beverage sales.  Avalon does not have significant operations located outside the United States and, accordingly, geographical segment information is not presented. In 2012, one customer accounted for 14% of the waste management services segment’s net operating revenues to external customers and 10% of the consolidated net operating revenues. In 2011, one customer accounted for 22% of the waste management services segment’s net operating revenues to external customers and 18% of the consolidated net operating revenues.

The accounting policies of the segments are consistent with those described for the consolidated financial statements in the summary of significant accounting policies (see Note 2).  Avalon measures segment profit for internal reporting purposes as income (loss) before taxes.

Business segment information including the reconciliation of segment income to consolidated income (loss) before taxes is as follows (in thousands):

	2012	2011
Net operating revenues from:
Waste management services:
External customers revenues	$37,284	$43,463
Intersegment revenues	—	—
Total waste management services	37,284	43,463

Golf and related operations:
External customer revenues	11,607	10,523
Intersegment revenues	94	53
Total golf and related operations	11,701	10,576

Segment operating revenues	48,985	54,039
Intersegment eliminations	(94)	(53)
Total net operating revenues	$48,891	$53,986

Income (loss) before taxes:
Waste management services	$2,967	$3,568
Golf and related operations	(451)	(293)
Segment income before taxes	2,516	3,275
Corporate interest income	2	5
Corporate other income, net	34	160
General corporate expenses	(2,807)	(2,575)
(Loss) income before taxes	$(255)	$865

Depreciation and amortization:
Waste management services	$42	$34
Golf and related operations	1,457	1,509
Corporate	136	120
Total	$1,635	$1,663

Interest income:
Waste management services	$—	$—
Corporate	2	5
Total	$2	$5

Capital expenditures:
Waste management services	$31	$104
Golf and related operations	1,381	1,261
Corporate	53	49
Total	$1,465	$1,414

Identifiable assets at December 31:

	2012	2011
Waste management services	$10,341	$16,869
Golf and related operations	30,140	30,140
Corporate	44,538	41,840
Sub Total	85,019	88,849
Elimination of intersegment receivables	(34,864)	(35,482)
Total	$50,155	$53,367

The decrease of $6.5 million in identifiable assets of the waste management services segment is primarily the result of a decrease in accounts receivable due to lower net operating revenues in the fourth quarter of 2012 compared with the fourth quarter of 2011and a decrease in intersegment transactions which are eliminated in consolidation.  The increase of $2.7 million in identifiable assets of corporate is primarily due to an increase in intersegment transactions which are eliminated in consolidation.

Avalon Holdings Corporation and Subsidiaries

Note 13.  Recent Accounting Pronouncements

Effective January 1, 2012, Avalon adopted the FASB’s ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs, which amends ASC 820, Fair Value Measurement. This ASU requires the categorization by level for items that are required to be disclosed at fair value, information about transfers between Level 1 and Level 2 and additional disclosure for Level 3 measurements. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The adoption of this accounting guidance did not have an impact on Avalon’s consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Report of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors of Avalon Holdings Corporation

We have audited the accompanying consolidated balance sheets of Avalon Holdings Corporation and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, shareholders’ equity and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Avalon Holdings Corporation and subsidiaries as of December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Cleveland, Ohio
March 15, 2013

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

With our participation, an evaluation of the effectiveness of our internal control over financial reporting was conducted as of December 31, 2012, based upon the framework and criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2012.

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

/s/ Ronald E. Klingle	/s/ Timothy C. Coxson
Chief Executive Officer	Chief Financial Officer

March 15, 2013

Avalon Holdings Corporation and Subsidiaries

Company Directory	Directors and Officers

Corporate Office	Directors	Officers

Avalon Holdings Corporation	Ronald E. Klingle	Ronald E. Klingle
One American Way	Chairman of the Board and Chief Executive Officer	Chairman of the Board and Chief Executive Officer
Warren, Ohio 44484-5555	Executive Committee (Chairman)
(330) 856-8800	Compensation Committee	Timothy C. Coxson
Treasurer, Chief Financial Officer and Secretary
Waste Management Services	Timothy C. Coxson
	Treasurer, Chief Financial Officer and Secretary	Frances R. Klingle
American Waste Management Services, Inc.	Compensation Committee (Chairman)	Chief Administrative Officer
One American Way
Warren, Ohio 44484-5555	Kurtis D. Gramley	Richard R. Fees
(330) 856-8800	Chairman and Chief Executive Officer,	Controller
Edgewood Surgical Hospital
Audit Committee (Chairman)
American Landfill Management, Inc.	Executive Committee
One American Way	Option Plan Committee
Warren, Ohio 44484-5555
(330) 856-8800	Stephen L. Gordon
Partner, Beveridge & Diamond, P.C.
American Construction Supply, Inc.	Compensation Committee
One American Way	Audit Committee
Warren, Ohio 44484-5555	Option Plan Committee (Chairman)
(330) 856-8800
David G. Bozanich
Golf and Related Operations	Director of Finance, City of Youngstown
Audit Committee
Avalon Golf and Country Club	Executive Committee
One American Way	Option Plan Committee
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
One American Way
Warren, Ohio 44484-5555
(330) 856-8400

Avalon Holdings Corporation and Subsidiaries

Shareholder
Information

Common stock information

Avalon’s Class A Common Stock is listed on the NYSE Amex (symbol: AWX).  Quarterly stock information for 2012 and 2011 as reported by The Wall Street Journal is as follows:

2012: Quarter Ended	High	Low	Close
March 31	$5.89	$2.68	$5.60
June 30	5.81	3.20	3.65
September 30	4.28	3.50	3.85
December 31	4.31	3.61	3.82

2011: Quarter Ended	High	Low	Close
March 31	$3.10	$2.44	$2.82
June 30	3.49	2.61	2.75
September 30	2.88	2.20	2.24
December 31	2.91	2.11	2.90

No dividends were paid during 2012.

There are 411 Class A and 9 Class B Common Stock shareholders of record as of the close of business March 7, 2013.  The number of holders is based upon the actual holders registered on the records of Avalon’s transfer agent and registrar and does not include holders of shares in “street names” or persons, partnerships, associations, corporations or other entities identified in security position listings maintained by depository trust companies.

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