Form 10-K, Exhibit 13
period 2013-12-31
AVALON HOLDINGS CORP
filed 2014-03-25
CIK 1061069

Exhibit 13.1

Avalon Holdings Corporation

2013 Annual Report

Financial Highlights

(in thousands, except for per share amounts)

For the year	2013	2012

Net operating revenues	$59,470	$48,891
Income (loss) before income taxes	535	(255)
Net income (loss)	438	(326)
Net income (loss) per share	.12	(.09)

At year-end	2013	2012

Working capital	$9,537	$8,112
Total assets	55,579	50,155
Total equity	43,470	39,857

The Company

Avalon Holdings Corporation provides waste management services to industrial, commercial, municipal and governmental customers in selected northeastern and midwestern U.S. markets. Avalon Holdings Corporation also owns the Avalon Golf and Country Club, which operates golf courses and related facilities.

Contents

Financial Highlights	1

Management’s Discussion and Analysis of Financial Condition and Results of Operations	2

Consolidated Balance Sheets	9

Consolidated Statements of Operations	10

Consolidated Statements of Cash Flows	11

Consolidated Statements of Shareholders’ Equity	12

Notes to Consolidated Financial Statements	13

Report of Independent Registered Public Accounting Firm	21

Management’s Report on Internal Controls over Financial Reporting	22

Company Location Directory	23

Directors and Officers	24

Shareholder Information	25

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

Statements included in Management’s Discussion and Analysis of Financial Condition and Results of  Operations which are not historical in nature are intended to be, and are hereby identified as, “forward looking statements.’ Avalon cautions readers that forward looking statements, including, without limitation, those relating to Avalon’s future business prospects, revenues, working capital, liquidity, capital needs, interest costs, and income, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward looking statements, due to risks and factors identified herein and from time to time in Avalon’s reports filed with the Securities and Exchange Commission.

Liquidity and Capital Resources

For the year 2013, Avalon utilized existing cash, cash provided by operations and cash provided through a private placement offering described below to fund capital expenditures and meet operating needs.

On July 18, 2013 Avalon, through a wholly owned subsidiary, received two permits to drill, construct and operate two salt water injection wells. In August 2013, Avalon created a new Ohio limited liability company, AWMS Holdings, LLC, to act as a holding company to form and own a series of wholly owned subsidiaries that will own and operate salt water injection wells and facilities (together the “facilities”). AWMS Holdings, LLC, will offer investment opportunities to accredited investors by selling membership units of AWMS Holdings, LLC through private placement offerings. The monies received from these offerings, along with internally contributed capital, will be used to construct the facilities necessary for the operation of salt water injection wells. American Water Management Services, LLC, a wholly owned subsidiary of Avalon, will manage the operations, be responsible for the marketing and sales function and make all the decisions regarding the well operations for a percentage of the gross revenues. As a result of the private placement offerings, Avalon may not be the majority owner of AWMS Holdings, LLC; however, due to the managerial control of American Water Management Services, LLC, the financial statements of AWMS Holdings, LLC and subsidiaries will be included in the Avalon consolidated financial statements.

In August 2013, AWMS Holdings, LLC formed its first wholly owned subsidiary, AWMS Rt. 169, LLC, to own and operate the two salt water injection wells mentioned above.

Avalon, through a wholly owned subsidiary, made an initial capital contribution of $3.0 million which included cash and certain well assets, including the permits, in exchange for membership units of AWMS Holdings, LLC.

In October 2013, AWMS Holdings, LLC began accepting subscriptions, through a private placement offering to accredited investors, for the purchase of membership units in AWMS Holdings, LLC. The private placement offering is expected to raise $3.5 million. At December 31, 2013, AWMS Holdings, LLC had received $3.05 million from the sale of membership units to accredited investors with an additional $.35 million being received in the first two months of 2014. The monies raised through the private placement offering plus cash contributed by Avalon will be used to construct the facilities necessary for the operation of two salt water injection wells. If additional monies are needed to complete construction of the facilities, AWMS Holdings, LLC will offer additional membership units in order to raise the required funds. If necessary, Avalon will purchase any unsold membership units. Construction of the facilities commenced in the fourth quarter of 2013. At December 31, 2013, AWMS Holdings, LLC had incurred $2.6 million in capital expenditures for the drilling and construction of the two salt water injection wells and had paid vendors $1.2 million for such expenditures. The wells are expected to be operational by the end of the first quarter of 2014.

Avalon Holdings Corporation and Subsidiaries

In 2013, Avalon incurred capital expenditures of $4.1 million of which $2.4 million have been paid. Such expenditures related principally to the drilling of two salt water injection wells and the construction of related facilities, building improvements and equipment for the golf and related operations segment. Avalon’s aggregate capital expenditures in 2014 are expected to be in the range of $3.5 million to $4.5 million, which will principally relate to completing the drilling and construction of the salt water injection wells and related facilities, building improvements and equipment purchases.

On November 1, 2003, Avalon entered into a long-term agreement with Squaw Creek Country Club to lease and operate its golf course and related facilities. The lease has an initial term of ten (10) years with four (4) consecutive ten (10) year renewal term options unilaterally exercisable by Avalon. Under the lease, Avalon is obligated to pay $15,000 in annual rent and make leasehold improvements of $150,000 per year. Amounts expended by Avalon for leasehold improvements during a given year in excess of $150,000 will be carried forward and applied to future leasehold improvement obligations. Based upon the amount of leasehold improvements already made, Avalon expects to exercise all of its renewal options.

Working capital was $9.5 million at December 31, 2013 compared with $8.1 million at December 31, 2012. The increase is primarily due to an increase in cash and cash equivalents and an increase accounts receivable, partially offset by an increase in accounts payable. Cash and cash equivalents increased as a result of cash provided by operating activities and proceeds received from the private placement offering mentioned above.

The increase in accounts receivable at December 31, 2013 compared with December 31, 2012 is primarily due to higher net operating revenues of the waste management services segment in the fourth quarter of 2013 compared with the fourth quarter of 2012.

The increase in accounts payable of $1.4 million at December 31, 2013 compared with December 31, 2012 is primarily due to the amounts still owed vendors for the construction and drilling of the two salt water injection well facilities.

Avalon currently has a $1.0 million unsecured line of credit agreement with The Huntington National Bank. Interest on borrowings accrues at LIBOR plus 1.75%. The agreement provides for a minimum interest rate of 3.25%. The line of credit is renewed annually and contains certain financial and other covenants, customary representations, warranties and events of defaults. At December 31, 2013 and December 31, 2012, there were no borrowings under the line of credit.

Management believes that anticipated cash provided from future operations, existing working capital, Avalon’s ability to borrow money under its credit facility, will be, for the foreseeable future, sufficient to meet operating requirements and fund capital expenditure programs. If business conditions warrant the acquisition or construction of additional salt water injection wells, management believes that it will be able to raise the necessary monies needed through private placement offerings.

Growth Strategy: Our growth strategy for the waste management services segment will focus on increasing revenue, gaining market share and enhancing shareholder value through internal growth. Although we are a waste management services company, we do not own any landfills or provide waste collection services. However, because of our many relationships with various disposal facilities and transporters, we are able to be more flexible and provide alternative solutions to a customer’s waste disposal or recycling needs. In addition, Avalon has purchased options on a number of properties for the purpose of drilling salt water injections wells for the disposal of the brine waters from oil and gas drilling. As previously mentioned Avalon has commenced the construction and drilling of two salt water injection wells and related facilities on one of these properties. It is the intent of Avalon to acquire or construct additional salt water injection wells, if business conditions warrant such opportunities. We intend to capitalize on our management and sales staff which has extensive experience in all aspects of the waste business. As such, we intend to manage our internal growth as follows:

•    Sales and Marketing Activities. We will focus on retaining existing customers and obtaining new business through our well-managed sales and marketing activities. We seek to manage our sales and marketing activities to enable us to capitalize on our position in many of the markets in which we operate. We provide a tailored program to all of our customers in response to their particular needs. We accomplish this by centralizing services to effectively manage their needs, such as minimizing their procurement costs. We also intend to utilize our sales and marketing capabilities to secure customers for the salt water injection well business who will utilize our wells to dispose of brine water from oil and gas drilling.

Avalon Holdings Corporation and Subsidiaries

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

•    Long-Term Agreements. We seek to obtain long-term agreements with our customers when possible. By obtaining such long-term agreements, we will have the opportunity to grow our revenue base at the same rate as the underlying revenue growth of these customers. We believe this positions us to minimize revenue deterioration and experience internal growth rates that are generally higher than our industry’s overall growth rate. Additionally, we believe that by securing a base of long-term recurring revenue, we are better able to protect our market position from competition and our business may be less susceptible to downturns in economic conditions.

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

Performance in 2013 compared with 2012

Overall Performance

Net operating revenues increased 22% to $59.5 million in 2013 compared with $48.9 million in 2012. The increase is primarily due to a substantial increase in the net operating revenues of the waste management services segment and to a lesser extent, an increase in the net operating revenues of the golf and related operations segment. Costs of operations increased to $49.6 million in 2013 compared with $40.3 million in 2012. Such increase is primarily due to the increased costs of the waste management services segment, as these costs vary directly with the net operating revenues. Fixed costs relating to depreciation expense were $1.6 million in both 2013 and 2012. Consolidated selling, general and administrative expenses increased to $8.0 million in 2013 compared with $7.4 million in 2012. This increase is primarily due to an increase in the amount of bonuses and incentives of the waste management services segment. Avalon recorded net income of $.4 million, or $.12 per share in 2013 compared with a net loss of $.3 million or $.09 per share in 2012.

Segment Performance. Segment performance should be read in conjunction with Note 12 to the Consolidated Financial Statements.

Net operating revenues of the waste management services segment increased approximately 27% to $47.2 million in 2013 compared with $37.3 million in 2012. The waste management services segment is comprised of the waste brokerage and management services business and the captive landfill operations. The net operating revenues of the waste brokerage and management services business increased to $44.9 million in 2013 from $34.9 million in 2012 and the net operating revenues of the captive landfill management operations decreased slightly to $2.3 million in 2013 from $2.4 million in 2012. The net operating revenues from event work or one-time projects of the waste brokerage and management services business increased almost 47%, while the net operating revenues from continuous work decline by 13%. Event work is defined as bid projects under contract that occurs on a one-time basis over a short period of time. Such work can fluctuate significantly from year to year. In addition, during 2013, the waste brokerage and management services business provided a significant amount of managerial, consulting and clerical services for a single customer. The revenues associated with these services amounted to $7.5 million, however; the gross margins associated with this type of work were much lower than our traditional waste brokerage and management services’ margins. The net operating revenues of the captive landfill operations decreased slightly due to lower transportation revenues associated with transporting the waste from the owner’s plants to their captive landfill. The volume of waste disposed of is entirely dependent upon the amount of waste generated by the owner of the landfill for whom Avalon manages the facility.

Avalon Holdings Corporation and Subsidiaries

Income before taxes for the waste management services segment increased to $3.8 million in 2013 compared with $3.0 million in the prior year. The increase is primarily due to the increase in net operating revenues of the waste brokerage and management services business. Income before taxes of the waste brokerage and management services business increased to $3.4 million in 2013 compared with $2.6 million in 2012 primarily as a result of the higher net operating revenues. However, due to the lower gross margins of the managerial, clerical and consulting services, the average gross margins of the waste brokerage and management services business declined to 17% in 2013 from 19 % in 2012. Income before taxes of the captive landfill operations was $.4 million in both 2013 and 2012.

Net operating revenues of the golf and related operations segment were $12.3 million in 2013 compared with $11.7 million in 2012. Due to adverse weather conditions, net operating revenues relating to the golf courses, which are located in northeast Ohio and western Pennsylvania, were minimal during the first three months of 2013 and 2012. The average number of members during 2013 increased to 3,613 compared with 3,353 in 2012. Net operating revenues from membership dues, green fees, food and beverage sales, merchandise sales and spa services all increased in 2013 compared with 2012 primarily as a result of the increase in members. Although the net operating revenues from membership dues increased in 2013 compared with 2012, the average net operating revenues per member from membership dues decreased slightly due to a change in the mix between social and golf members and from promotional membership programs. The golf and related operations segment incurred a loss before taxes of $.3 million in 2013 compared with a loss before taxes of $.5 million in 2012. The improvement in 2013 compared with 2012 was primarily due to the increase in the average number of members, partially offset by an increase in employee related costs. The ability to attract new members and retain members is very important to the success of the golf and related operations segment. Avalon is continually using different marketing strategies to attract and retain members, such as local television advertising and/or various membership promotions. A significant decline in members could adversely impact the financial results of the golf and related operations segment.

General Corporate Expenses

General corporate expenses were $3.0 million in 2013 compared with $2.8 million in 2012. The increase is primarily due to increased legal expenses and the accumulated net changes in various administrative expenses.

Net Income (loss)

Avalon recorded net income of $.4 million in 2013 compared with a net loss of $.3 million in 2012. Excluding the effect of state income tax provisions and some minor tax credits, Avalon’s overall effective tax rate was 0% for 2013 and 2012. The overall effective tax rate is different than statutory rates primarily due to a change the valuation allowance. As such, Avalon’s income tax provision in 2013 and benefit in 2012 were offset by a change in the valuation allowance. A valuation allowance has been provided when it is more likely than not that the deferred tax assets relating to certain federal and state loss carryforwards will not be realized. Avalon continues to maintain a valuation allowance against the majority of its deferred tax amounts until it is evident that the deferred tax asset will be utilized in the future.

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

A significant portion of Avalon’s business is generated from waste brokerage and management services provided to customers that are not subject to long-term contracts. In light of current economic, regulatory and competitive conditions, there can be no assurance that Avalon’s current customers will continue to transact business with Avalon at historical levels. Failure by Avalon to retain its current customers or to replace lost business could adversely impact the future financial performance of Avalon.

Avalon’s captive landfill management business is dependent upon a single customer as its sole source of revenue. If the captive landfill management business is unable to retain this customer, Avalon’s future financial performance could be adversely impacted.

Economic challenges throughout the industries served by Avalon may result in payment defaults by customers. While Avalon continuously endeavors to limit customer credit risks, customer-specific financial downturns are not controllable by management. Significant customer payment defaults would have a material adverse impact upon Avalon’s future financial performance.

The Avalon Golf and Country Club has golf courses and clubhouses at each of its three facilities. The Squaw Creek and Sharon facilities each have a swimming pool, a fitness center and dining and banquet facilities. The Squaw Creek facility also has tennis courts, while the Sharon facility provides massage and spa services. The Avalon Golf and Country Club competes with many public courses and country clubs in the area. Although the golf courses continue to be available for use by the general public, the primary source of revenues will be generated by the members of the Avalon Golf and Country Club. Avalon believes that the combination of its three facilities will result in additional memberships in the Avalon Golf and Country Club. The ability to retain current members and attract new members has been an ongoing challenge. Although Avalon has been able to increase the number of members of the Avalon Golf and Country Club, as of December 31, 2013, Avalon has not attained its membership goals. There can be no assurance as to when such goals will be attained and when the golf and related operations will ultimately become profitable. Avalon is continually using different marketing strategies to attract new members, such as local television advertising and various membership promotions. A significant decline in members could adversely affect the future financial performance of Avalon.

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

The expected term, or time until the option is exercised, is typically based on historical exercising behavior of previous option holders of a company’s stock. Due to the fact that the first options granted were in 2010 and 2011 and at that time, no historical exercising behavior was available, we estimated the expected term of each award to be half the maximum term.

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

Avalon recognizes deferred tax assets and liabilities based on differences between financial statement carrying amounts and the tax bases of assets and liabilities. Avalon also records tax benefits when it believes that it is more likely than not that the benefit will be sustained by the tax authority. Avalon regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance based upon historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences to reduce its deferred assets to the amount that it believes is more likely than not to be realized. Avalon has considered future taxable income in assessing the need for the valuation allowance. The $2,141,000 of deferred tax liabilities will reverse in the same period and jurisdiction and is of the same character as the temporary differences giving rise to the $2,149,000 of deferred tax assets. Avalon has not provided a valuation allowance on the amount of deferred tax assets that it estimates will be utilized as a result of these reviews. The net deferred tax asset of $8,000 as of December 31, 2013 is likely to be utilized upon the filing of certain state tax returns. If future taxable income is less than the amount that has been assumed in assessing the recoverability of the deferred tax assets, then an increase in the valuation allowance will be required, with a corresponding increase to income tax expense. Likewise, should Avalon ascertain in the future that it is more likely than not that deferred tax assets will be realized in excess of the net deferred tax assets, all or a portion of the $942,000 valuation allowance as of December 31, 2013, would be reversed as a benefit to the provision for income taxes in the period such determination was made.

Avalon Holdings Corporation and Subsidiaries

Consolidated Balance Sheets

   (in thousands, except for share data)

	December 31,
	2013	2012
Assets
Current Assets:
Cash and cash equivalents	$9,798	$7,888
Accounts receivable, less allowance for doubtful accounts of $168 in 2013 and $166 in 2012	10,201	9,244
Prepaid expenses	349	287
Refundable income taxes	3	9
Other current assets	830	758
Total current assets	21,181	18,186

Property and equipment,	27,563	25,177
Leased property under capital leases, net	6,719	6,680
Noncurrent deferred tax asset	8	8
Other assets, net	108	104
Total assets	$55,579	$50,155

Liabilities and Equity
Current Liabilities:
Current portion of obligations under capital leases	$56	$2
Accounts payable	8,101	6,677
Accrued payroll and other compensation	549	486
Accrued income taxes	1	2
Other accrued taxes	307	303
Deferred revenues	2,265	2,180
Other liabilities and accrued expenses	365	424
Total current liabilities	11,644	10,074

Obligations under capital leases	390	224
Asset retirement obligation	75	—
Contingencies and commitments	—	—

Equity:
Avalon Holdings Corporation Shareholders’ Equity:
Class A Common Stock, $.01 par value, one vote per share; authorized 10,500,000 shares; issued and outstanding 3,191,100 shares at December 31, 2013 and December 31, 2012	32	32
Class B Common Stock, $.01 par value, ten votes per share; authorized 1,000,000 shares; issued and outstanding 612,231 shares at December 31, 2013 and December 31, 2012	6	6
Paid-in capital	58,771	58,646
Accumulated deficit	(18,389)	(18,827)
Total Avalon Holdings Corporation Shareholders’ Equity	40,420	39,857

Non-controlling interest in subsidiary	3,050	—

Total equity	43,470	39,857

Total liabilities and equity	$55,579	$50,155

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Operations

(in thousands, except for per share amounts)

	Year Ended December 31,
	2013	2012

Net operating revenues	$59,470	$48,891

Costs and expenses:
Costs of operations	49,598	40,321
Depreciation and amortization	1,636	1,635
Selling, general and administration expenses	7,965	7,436
Operating income (loss)	271	(501)

Other income (expense):
Interest expense	(22)	(13)
Interest income	1	2
Other income, net	285	257
Income (loss) before income taxes	535	(255)
Provision for income taxes	97	71
Net income (loss)	$438	$(326)

Net income (loss) per share –basic	$.12	$(.09)
Net income (loss) per share –diluted	$.11	$(.09)

Weighted average shares outstanding - basic	3,803	3,803
Weighted average shares outstanding - diluted	4,090	3,803

 See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Cash Flows

   (in thousands)

	Year Ended December 31,
	2013	2012
Operating activities:
Net income (loss)	$438	$(326)
Reconciliation of net income (loss) to cash provided by (used in) operating activities:
Depreciation	1,636	1,635
Compensation costs – stock options	118	233
Provision for losses on accounts receivable	18	50
Gain from disposal of property and equipment	(23)	(7)
Change in operating assets and liabilities:
Accounts receivable	(975)	3,591
Prepaid expenses	(62)	(6)
Refundable income taxes	6	(7)
Other current assets	(72)	(41)
Other assets, net	(4)	(17)
Accounts payable	86	(2,966)
Accrued payroll and other compensation	63	(269)
Accrued income taxes	(1)	(18)
Other accrued taxes	4	43
Deferred revenues	85	75
Other liabilities and accrued expenses	(59)	18
Net cash provided by operating activities	1,258	1,988

Investing activities:
Capital expenditures	(2,370)	(1,465)
Proceeds from disposal of property and equipment	25	43
Net cash used in investing activities	(2,345)	(1,422)

Financing activities:
Proceeds from subsidiary private placement offering	3,050	—
Principal payments on capital lease obligations	(60)	(2)
Contribution to paid-in capital	7	—
Net cash provided by (used in) financing activities	2,997	(2)

Increase in cash and cash equivalents	1,910	564
Cash and cash equivalents at beginning of year	7,888	7,324
Cash and cash equivalents at end of year	$9,798	$7,888

Supplemental disclosures of cash flow information:

Significant non-cash operating and investing activities:
Capital expenditures included in accounts payable at December 31, 2013	$1,338	$—
Asset retirement obligation	$75	$—

Significant non-cash investing activities and financing activities:
Capital lease obligations incurred	$280	$—

Cash paid during the year for interest expense	$22	$13
Cash received during the year as interest income	$1	$2

      For supplemental cash flow information regarding income taxes, see Note 6.

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Shareholders’ Equity

   (in thousands)

	For The Two Years Ended December 31, 2013

	Shares		Common Stock		Paid-in	Accumulated	Total Avalon Shareholder	Non-controlling Interest in
	Class A	Class B	Class A	Class B	Capital	Deficit	Equity	Subsidiary	Total

Balance at January 1, 2012	3,191	612	$32	$6	$58,413	$(18,501)	$39,950	$—	$39,950

Stock options – Compensation costs	—	—	—	—	233	—	233	—	233

Net loss	—	—	—	—	—	(326)	(326)	—	(326)

Balance at December 31, 2012	3,191	612	$32	$6	$58,646	$(18,827)	$39,857	$—	$39,857

Stock options – Compensation costs	—	—	—	—	118	—	118	—	118

Investment in subsidiary from accredited investors	—	—	—	—	—	—	—	3,050	3,050

Contribution to paid-in capital	—	—	—	—	7	—	7	—	7

Net income	—	—	—	—	—	438	438	—	438

Balance at December 31, 2013	3,191	612	$32	$6	$58,771	$(18,389)	$40,420	$3,050	$43,470

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

Avalon provides waste management services to industrial, commercial, municipal and governmental customers in selected northeastern and midwestern U.S. markets and manages a captive landfill for an industrial customer. In addition, Avalon owns the Avalon Golf and Country Club, which has golf courses and clubhouses at each of its three facilities. The Squaw Creek and Sharon facilities each have a swimming pool, a fitness center and dining and banquet facilities. The Squaw Creek facility also has tennis courts, while the Sharon facility offers massage and spa services. Avalon also owns and operates a travel agency.

On July 18, 2013 Avalon, through a wholly owned subsidiary, received two permits to drill, construct and operate two salt water injection wells. In August 2013, Avalon created a new Ohio limited liability company, AWMS Holdings, LLC, to act as a holding company to form and own a series of wholly owned subsidiaries that will own and operate salt water injection wells and facilities (together the “facilities”). AWMS Holdings, LLC, will offer investment opportunities to accredited investors by selling membership units of AWMS Holdings, LLC through private placement offerings. The monies received from these offerings, along with internally contributed capital, will be used to construct the facilities necessary for the operation of salt water injection wells. American Water Management Services, LLC, a wholly owned subsidiary of Avalon, will manage the operations, be responsible for the marketing and sales function and make all the decisions regarding the well operations for a percentage of the gross revenues. As a result of the private placement offerings, Avalon may not be the majority owner of AWMS Holdings, LLC; however, due to the managerial control of American Water Management Services, LLC, the financial statements of AWMS Holdings, LLC and subsidiaries will be included in the Avalon consolidated financial statements. At December 31, 2013, Avalon owned approximately 50% of AWMS Holdings, LLC.

Avalon, through a wholly owned subsidiary, made an initial capital contribution of $3.0 million which included cash and certain well assets, including the permits, in exchange for membership units of AWMS Holdings, LLC.

In October 2013, AWMS Holdings, LLC began accepting subscriptions, through a private placement offering to accredited investors, for the purchase of membership units in AWMS Holdings, LLC. The private placement offering is expected to raise $3.5 million. At December 31, 2013, AWMS Holdings, LLC had received $3.05 million from the sale of membership units to accredited investors with an additional $.35 million being received in the first two months of 2014. The monies raised through the private placement offering plus cash contributed by Avalon will be used to construct the facilities necessary for the operation of two salt water injection wells. If additional monies are needed to complete construction of the facilities, AWMS Holdings, LLC will offer additional membership units in order to raise the required funds. If necessary, Avalon will purchase any unsold membership units. Construction of the facilities commenced in the fourth quarter of 2013. The wells are expected to be operational by the end of the first quarter of 2014.

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

Actual results could differ from those estimates. Certain prior year amounts have been reclassified to be consistent with the 2013 presentation.

Subsequent Events

Avalon evaluated subsequent events for potential recognition and disclosure through the date the financial statements were issued.

Principles of consolidation

The consolidated financial statements include the accounts of Avalon, its wholly owned subsidiaries and those companies in which Avalon has managerial control.

All significant intercompany accounts and transactions have been eliminated in consolidation.

Avalon Holdings Corporation and Subsidiaries

Cash and cash equivalents

Cash and cash equivalents include money market instruments that are stated at cost, which approximate market value. Investments with original maturities of three months or less from date of purchase are considered to be cash equivalents for purposes of the Consolidated Statements of Cash Flows and Consolidated Balance Sheets. Such investments are not insured by the Federal Deposit Insurance Corporation. The balance of cash and cash equivalents was $9.8 million and $7.9 million at December 31, 2013 and 2012, respectively.

Avalon maintains its cash balances in various financial institutions. These balances may, at times, exceed federal insured limits. Avalon has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk relating to its cash and cash equivalents.

Financial instruments

The fair value of financial instruments consisting of cash, cash equivalents, accounts receivable, and accounts payable at December 31, 2013 and 2012 approximates carrying value due to the relative short maturity of these financial instruments.

Property and equipment

Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful life of the asset which varies from 0 to 30 years for land improvements; 5 to 50 years in the case of buildings and improvements; and from 3 to 10 years for machinery and equipment, vehicles and office furniture and equipment (See Note 4).

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

Revenue recognition

Avalon recognizes revenue for waste management services as services are performed. Revenues for the golf operations are recognized as services are provided with the exception of membership dues which are recognized proportionately over twelve months based upon each member’s anniversary date. The deferred revenues relating to membership dues at December 31, 2013 and 2012 were $2.3 million and $2.2 million, respectively.

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

Leases

Avalon applies the accounting rules for leases to categorize leases at their inception as either operating or capital leases depending on certain defined criteria. Leasehold improvements are capitalized at cost and are amortized over the lesser of their expected useful life or the life of the lease (See Notes 5 and 11).

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

Avalon Holdings Corporation and Subsidiaries

The expected term, or time until the option is exercised, is typically based on historical exercising behavior of previous option holders of a company’s stock. Due to the fact that the first options granted were in 2010 and 2011, and at that time no historical exercising behavior available, we estimated the expected term of each award to be half the maximum term.

Avalon amortizes the fair value of the stock options over the expected term or requisite service period. If accelerated vesting occurs based on the market performance of Avalon’s common stock, the compensation costs related to the vested stock options that have not previously been amortized are recognized upon vesting.

Asset retirement obligation

At December 31, 2013, Avalon had recorded an estimated asset retirement obligation of $75,000. This amount is the estimated cost to plug and abandon the two salt water injection wells, if Avalon were to abandon the wells. Such amount was based upon an estimate provided by an experienced and qualified third party.

Asset impairments

Avalon reviews the carrying value of its long-lived assets whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. If indicators of impairment exist, Avalon would determine whether the estimated undiscounted sum of the future cash flows of such assets and their eventual disposition is less than its carrying amount. If less, an impairment loss would be recognized if, and to the extent that the carrying amount of such assets exceeds their respective fair value. Avalon would determine the fair value by using quoted market prices, if available, for such assets; or if quoted market prices are not available, Avalon would discount the expected estimated future cash flows. Avalon does not believe there was a triggering event in 2013 or 2012 as the golf operations’ future cash flows have not changed significantly and asset values have remained relatively stable.

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

Basic and dilutive net income (loss) per share

Basic net income (loss) per share for the years ended December 31, 2013 and 2012 is computed by dividing net income (loss) by the weighted average number of common shares outstanding, which were 3,803,331 for each period. Dilutive net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding plus any weighted common equivalent shares determined to be outstanding during the period using the treasury method. The weighted common equivalent shares included in the calculation are related to stock options granted by Avalon where the weighted average market price of Avalon’s common stock for the period presented is greater than the option exercise price of the stock option. For the year ended December 31, 2013, the dilutive weighted average number of shares outstanding was 4,089,679. For the year ended December 31, 2012, the diluted per share amounts reported are equal to basic per share amounts because Avalon was in a net loss position and as a result, such dilution would be considered anti-dilutive. Assuming dilution, the weighted average number of common shares outstanding for the year ended December 31, 2012 was 4,058,130. The earnings per share calculations for the years ended December 31, 2013 and 2012 are as follows (in thousands, except per share amounts):

	2013	2012

Net income (loss)	$438	$(326)
Shares used in computing basic income (loss) per share	3,803	3,803
Potentially dilutive shares from stock options	287	—
Shares used in computing dilutive income (loss) per share	4,090	3,803
Net income (loss) per share –basic	$.12	$(.09)
Net income (loss) per share –dilutive	$.11	$(.09)

Note 3. Credit Facility

Avalon currently has a $1.0 million unsecured line of credit agreement with The Huntington National Bank. Interest on borrowings accrues at LIBOR plus 1.75%. The agreement provides for a minimum interest rate of 3.25%. The line of credit contains certain financial and other covenants, customary representations, warranties and events of defaults. Avalon was in compliance with the debt covenants at December 31, 2013. The line of credit is renewed annually. At December 31, 2013 and December 31, 2012, there were no borrowings under the line of credit.

Avalon Holdings Corporation and Subsidiaries

Note 4. Property and Equipment

Property and equipment at December 31, 2013 and 2012 consists of the following (in thousands):

	2013	2012
Land and land improvements	$11,887	$11,814
Buildings and improvements	19,610	19,501
Machinery and equipment	3,088	3,023
Vehicles	455	311
Office furniture and equipment	3,488	3,052
Construction in progress	2,591	—
	41,119	37,701
Less: accumulated depreciation and amortization	(13,556)	(12,524)
Property and equipment, net	$27,563	$25,177

Note 5. Capital Leased Assets

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

In addition, in January 2013, the captive landfill operations leased a piece of equipment that was determined to be a capital lease. The amount capitalized in the Consolidated Balance Sheets under the caption “Leased property under capital leases, net” was $.3 million.

Leased property under capital leases at December 31, 2013 and 2012 consists of the following (in thousands):

	2013	2012
Leased property under capital leases	$10,116	$9,585
Less: accumulated amortization	(3,397)	(2,905)
Leased property under capital leases, net	$6,719	$6,680

Note 6. Income Taxes

Income (loss) before income taxes for each of the two years in the period ended December 31, 2013 was subject to taxation under United States jurisdictions only. The provision for income taxes consists of the following (in thousands):

	2013	2012
Current:
Federal	$(2)	$(2)
State	99	73
	97	71
Deferred:
Federal	—	—
State	—	—
	$97	$71

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets (liabilities) at December 31, 2013 and 2012 are as follows (in thousands):

	2013	2012
Deferred tax assets:
Accounts receivable, allowance for doubtful accounts	$63	$62
Reserves not deductible until paid	236	193
Net operating loss carryforwards
Federal	1,851	2,030
State	604	527
Federal Tax Credit	296	249
Capital loss carryforward	10	10
Other	31	5
Gross deferred tax assets	3,091	3,076
Less valuation allowance	(942)	(996)
Deferred tax assets net of valuation allowance	$2,149	$2,080

Deferred tax liabilities:
Property and equipment	$(2,141)	$(2,072)
Other	—	—
Gross deferred tax liabilities	$(2,141)	$(2,072)
Net deferred tax asset	$8	$8

The $2,141,000 of deferred tax liabilities will reverse in the same period and jurisdiction and is of the same character as the temporary differences giving rise to the $2,149,000 of deferred tax assets. Avalon has not provided a valuation allowance on the amount of deferred tax assets that it estimates will be utilized as a result of these reviews. If future taxable income is less than the amount that has been assumed in assessing the recoverability of the deferred tax assets, then an increase in the valuation allowance will be required, with a corresponding increase to income tax expense. Likewise, should Avalon ascertain in the future that it is more likely than not that deferred tax assets will be realized in excess of the net deferred tax assets, all or a portion of the $942,000 valuation allowance as of December 31, 2013, would be reversed as a benefit to the provision for income taxes in the period such determination was made.

In September 2013, the Internal Revenue Service issued final regulations governing the income tax treatment of acquisitions, dispositions, and repairs of tangible property. Taxpayers are required to follow the new regulations beginning in 2014. Management is currently assessing the impact of the regulations and does not expect they will have a material impact on Avalon’s financial statements.

Avalon Holdings Corporation and Subsidiaries

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to income (loss) before income taxes as a result of the following differences (in thousands):

	2013	2012
Income (loss) before income taxes	$535	$(255)
Federal statutory tax rate	35%	35%
	187	(89)
State income taxes, net of federal income tax benefits	64	48
Change in valuation allowance	(54)	188
Increase in available federal tax credit	(47)	(35)
Other nondeductible expenses	52	46
Increase in net operating loss carryforward: state	(77)	(86)
federal	—	1
Other, net	(28)	(2)
	$97	$71

Avalon is subject to income taxes in the U.S. federal and various states jurisdictions. With few exceptions, Avalon is no longer subject to U.S. federal, state and local income tax examinations by taxing authorities for the years before 2010. Avalon recognizes any interest and penalty assessed by taxing authorities as a component of interest expense and other expense, respectively. There were no accruals for the payment of interest and penalties for 2013 and 2012.

Avalon made net income tax payments of $100,000 and $94,000 in 2013 and 2012, respectively. At December 31, 2013, Avalon has taxable loss carryforwards for federal income tax purposes aggregating approximately $5,444,000 which are available to offset future federal taxable income. These carryforwards expire in 2022 through 2032. Avalon has a capital loss carryforward for federal tax purposes of approximately $29,000 which is available to offset future federal capital gain income. This carryforward expires in 2016. In addition, at December 31, 2013, certain subsidiaries of Avalon have net operating loss carryforwards for state purposes which are available to offset future state taxable income. These carryforwards expire at various dates through 2034. A valuation allowance has been provided because it is more likely than not that the deferred tax assets relating to certain of the federal and state loss carryforwards will not be realized.

Note 7. Retirement Benefits

Avalon sponsors a defined contribution profit sharing plan that is a qualified tax deferred benefit plan under Section 401(k) of the Internal Revenue Code (the “Plan”). Substantially all employees are eligible to participate in the Plan. The Plan provides for employer discretionary cash contributions as determined by Avalon’s Board of Directors. Discretionary contributions vest on a graduated basis and become 100% vested after five years of service. Plan participants may also contribute a portion of their annual compensation to the Plan, subject to maximums imposed by the Internal Revenue Code and related regulations. The Board decided not to make a discretionary employer contribution for 2013 or 2012.

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

Avalon Holdings Corporation and Subsidiaries

The purpose of the Avalon Holdings Corporation 2009 Long-term Incentive Plan (the “Plan”) is (a) to improve individual employee performance by providing long-term incentives and rewards to employees of Avalon, (b) to assist Avalon in attracting, retaining and motivating employees and non-employee directors with experience and ability, and (c) to associate the interests of such employees and directors with those of the Avalon shareholders. Under the Plan, 1,300,000 shares have been reserved for the issuance of stock options. There are 760,000 stock options granted under the Plan. The stock options vest ratably over a five year period and have a contractual term of ten years from the date of grant. At the end of each contractual vesting period, the share price of the Avalon common stock, traded on a public stock exchange (NYSE Amex), must reach a predetermined price within three years following such contractual vesting period before the stock options are exercisable (See table below). If the Avalon common stock price does not reach the predetermined price, the stock options will either be cancelled or the period will be extended at the discretion of the Board of Directors.

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

The expected term, or time until the option is exercised, is typically based on historical exercising behavior of previous option holders of a company’s stock. Due to the fact that the first options granted were in 2010 and 2011, and at that time, no historical exercising behavior was available, we estimated the expected term of each award to be half the maximum term. Because of the nature of the vesting as described above, the options were separated into five blocks, with each block having its own vesting period and expected term. Assuming the vesting occurs ratably over the vesting period for each option block, the average vesting term (requisite service period) for each option block was calculated to be 2.54, 3.54, 4.54, 5.54 and 6.54 years for option blocks 1 through 5, respectively. As such, the expected terms were calculated to be 6.27, 6.77, 7.27, 7.77 and 8.27 years, for option blocks 1 through 5, respectively.

The current fair value of the underlying equity was determined to be equal to Avalon’s publicly traded stock price as of the grant dates times the sum of the Class A and Class B common shares outstanding.

The expected volatility was based on the observed volatility of Avalon common stock for a five year period prior to the grant dates. The expected volatility that was used ranged from 60.9% to 61.7% with a weighted average expected volatility of 61.2%. There were no expected dividends and the risk-free interest rate(s), which ranged from 2.06% to 2.28%, were based on yield data for U. S. Treasury securities over a period consistent with the expected term. The following table is a summary of the stock option activity during 2013 and 2012:

	Number of Options Granted	Weighted Average Exercise Price	Weighted Average Fair Value at Grant Date
Outstanding – January 1, 2012	760,000	$2.63	$1,09
Granted in 2012	—	—	—
Outstanding – December 31, 2012	760,000	$2.63	$1.09
Granted in 2013	—	—	—
Outstanding – December 31, 2013	760,000	$2.63	$1.09
Options Vested	400,000
Exercisable – December 31, 2013	304,000

The stock options vest and become exercisable based upon achieving two critical metrics as follows:

1)	Contract Vesting Term: The stock options vest ratably over a five year period.
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

Compensation costs were $118,000 and $233,000 for the years ended December 31, 2013 and December 31, 2012, respectively, based upon the estimated fair value calculation. The decrease in compensation expense for the year ended December 31, 2013 was primarily due to the fact that during the first quarter of 2012, the predetermined vesting prices of $3.43 and $4.69 for the Avalon common stock were reached for Block 1 and Block 2 and any options that had vested in Block 1 and Block 2 at that time became exercisable and the remaining compensation expense relating to those exercisable options was recognized in the first quarter of 2012. For the year ended December 31, 2013 additional compensation expense was recorded in the third quarter of 2013, but to a lesser extent than in 2012, due to the Avalon common stock reaching the predetermined vesting price for Block 2 stock options that had vested, but had not yet become exercisable. The deferred tax benefit recorded was offset by an increase to the valuation allowance. As of December 31, 2013, there was approximately $.2 million of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 1.89 years.

Avalon Holdings Corporation and Subsidiaries

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

Note 11. Lease Commitments

Avalon leases golf carts, machinery and equipment, and copiers under operating leases. Under capital leases, Avalon leases one piece of equipment and land and land improvements. Future commitments under long-term, operating leases and capital leases at December 31, 2013 are as follows (in thousands):

	Capital	Operating	Total
2014	$76	$314	$390
2015	76	312	388
2016	76	254	330
2017	76	219	295
2018	76	19	95
After 2018	510	—	510
Total minimum lease payments	890	$1,118	$2,008
Less: Amounts representing interest	444
Present value of minimum payments	446
Less: Current portion of obligations under capital leases	56
Long-term portion of obligations under capital leases	$390

Rental expense included in the Consolidated Statements of Operations amounted to $.3 million in 2013 and $.4 million in 2012.

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

Avalon’s primary business segment, the waste management services segment, provides hazardous and nonhazardous brokerage and management services to industrial, commercial, municipal and governmental customers and manages a captive landfill for an industrial customer. The golf and related operations segment includes the operations of golf courses and related facilities and a travel agency. Revenue for the golf and related operations segment consists primarily of membership dues, greens fees, cart rentals, merchandise, tennis, spa services and food and beverage sales. Avalon does not have significant operations located outside the United States and, accordingly, geographical segment information is not presented. In 2013, one customer accounted for 17% of the waste management services segment’s net operating revenues to external customers and 13% of the consolidated net operating revenues. In 2012, one customer accounted for 14% of the waste management services segment’s net operating revenues to external customers and 10% of the consolidated net operating revenues.

Avalon Holdings Corporation and Subsidiaries

The accounting policies of the segments are consistent with those described for the consolidated financial statements in the summary of significant accounting policies (see Note 2). Avalon measures segment profit for internal reporting purposes as income (loss) before taxes.

Business segment information including the reconciliation of segment income to consolidated income (loss) before taxes is as follows (in thousands):

	2013	2012
Net operating revenues from:
Waste management services:
External customers revenues	$47,243	$37,284
Intersegment revenues	—	—
Total waste management services	47,243	37,284

Golf and related operations:
External customer revenues	12,227	11,607
Intersegment revenues	89	94
Total golf and related operations	12,316	11,701

Segment operating revenues	59,559	48,985
Intersegment eliminations	(89)	(94)
Total net operating revenues	$59,470	$48,891

Income (loss) before taxes:
Waste management services	$3,787	$2,967
Golf and related operations	(336)	(451)
Segment income before taxes	3,451	2,516
Corporate interest income	1	2
Corporate other income, net	35	34
General corporate expenses	(2,952)	(2,807)
Income (loss) before taxes	$535	$(255)

Depreciation and amortization:
Waste management services	$99	$42
Golf and related operations	1,400	1,457
Corporate	137	136
Total	$1,636	$1,635

Interest income:
Waste management services	$—	$—
Corporate	1	2
Total	$1	$2

Capital expenditures:
Waste management services	$2,939	$31
Golf and related operations	797	1,381
Corporate	327	53
Total	$4,063	$1,465

Identifiable assets at December 31:
	2013	2012

Waste management services	$16,252	$10,341
Golf and related operations	29,821	30,140
Corporate	43,997	44,538
Sub Total	90,070	85,019
Elimination of intersegment receivables	(34,491)	(34,864)
Total	$55,579	$50,155

The increase of $5.9 million in identifiable assets of the waste management services segment is primarily due to an increase in properties and equipment as result of the construction and drilling of two salt water injection well facilities.

Avalon Holdings Corporation and Subsidiaries

Note 13. Certain Relationships and Related Transactions

On July 18, 2013 Avalon, through a wholly owned subsidiary, received two permits to drill, construct and operate two salt water injection wells. In August 2013, Avalon created a new Ohio limited liability company, AWMS Holdings, LLC, to act as a holding company to form and own a series of wholly owned subsidiaries that will own and operate salt water injection wells and facilities (together the “facilities”). AWMS Holdings, LLC, will offer investment opportunities to accredited investors by selling membership units of AWMS Holdings, LLC through private placement offerings. The monies received from these offerings, along with internally contributed capital, will be used to construct the facilities necessary for the operation of salt water injection wells. American Water Management Services, LLC, a wholly owned subsidiary of Avalon, will manage the operations, be responsible for the marketing and sales function and make all the decisions regarding the well operations for a percentage of the gross revenues. As a result of the private placement offerings, Avalon may not be the majority owner of AWMS Holdings, LLC; however, due to the managerial control of American Water Management Services, LLC, the financial statements of AWMS Holdings, LLC and subsidiaries will be included in the Avalon consolidated financial statements.

Avalon, through a wholly owned subsidiary, made an initial capital contribution of $3.0 million which included cash and certain well assets, including the permits, in exchange for membership units of AWMS Holdings, LLC.

In October 2013, AWMS Holdings, LLC began accepting subscriptions, through a private placement offering to accredited investors, for the purchase of membership units in AWMS Holdings, LLC. AWMS Holdings, LLC is expecting to raise $3.5 million from accredited investors. As of December 31, 2013, AWMS Holdings, LLC had received $3.05 million from accredited investors, which included $.75 million from the management and outside directors of Avalon, who qualified as accredited investors.

Report of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors of Avalon Holdings Corporation

We have audited the accompanying consolidated balance sheets of Avalon Holdings Corporation and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations, shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Avalon Holdings Corporation and subsidiaries as of December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Cleveland, Ohio

March 25, 2014

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

With our participation, an evaluation of the effectiveness of our internal control over financial reporting was conducted as of December 31, 2013, based upon the framework and criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2013.

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

/s/ Ronald E. Klingle	/s/ Timothy C. Coxson
Chief Executive Officer	Chief Financial Officer

March 25, 2014

Avalon Holdings Corporation and Subsidiaries

Company Location Directory

Corporate Office	Golf and Related Operations

Avalon Holdings Corporation	Avalon Golf and Country Club
One American Way	One American Way
Warren, Ohio 44484-5555	Warren, Ohio 44484-5555
(330) 856-8800	(330) 856-8898

Avalon Lakes Golf Course
Waste Management Services	One American Way
Warren, Ohio 44484-5555
American Waste Management Services, Inc.	(330) 856-8898
One American Way
Warren, Ohio 44484-5555	Squaw Creek Golf Course
(330) 856-8800	761 Youngstown-Kingsville Road
Vienna, Ohio 44473
American Landfill Management, Inc.	(330) 539-5103
One American Way
Warren, Ohio 44484-5555	Avalon Country Club at Sharon, Inc.
(330) 856-8800	1030 Forker Blvd.
Hermitage, PA 16148-1566
American Construction Supply, Inc.	(724) 981-6700
One American Way
Warren, Ohio 44484-5555	Avalon Travel, Inc
(330) 856-8800	One American Way
Warren, Ohio 44484-5555
American Water Management Services, LLC	(330) 856-8400
One American Way
Warren, Ohio 44484-5555
(330) 856-8800

AWMS Holdings, LLC
One American Way
Warren, Ohio 44484-5555
(330) 856-8800

AWMS Rt. 169, LLC
One American Way
Warren, Ohio 44484-5555
(330) 856-8800

 Avalon Holdings Corporation and Subsidiaries

Directors and Officers

Directors	Officers

Ronald E. Klingle	Ronald E. Klingle
Chairman of the Board and	Chairman of the Board and Chief Executive Officer
Chief Executive Officer
Executive Committee (Chairman)	Timothy C. Coxson
Compensation Committee	Treasurer, Chief Financial Officer
and Secretary
Timothy C. Coxson
Treasurer, Chief Financial Officer	Frances R. Klingle
and Secretary	Chief Administrative Officer
Compensation Committee (Chairman)
Richard R. Fees
Kurtis D. Gramley	Controller
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
Executive Committee
Option Plan Committee

Avalon Holdings Corporation and Subsidiaries

Shareholder

Information

Common stock information

Avalon’s Class A Common Stock is listed on the NYSE Amex (symbol: AWX). Quarterly stock information for 2013 and 2012 as reported by The Wall Street Journal is as follows:

2013:
Quarter Ended	High	Low	Close
March 31	$4.22	$3.73	$4.12
June 30	4.06	3.29	3.74
September 30	5.91	3.41	5.38
December 31	5.62	4.97	5.20

2012:
Quarter Ended	High	Low	Close
March 31	$5.89	$2.68	$5.60
June 30	5.81	3.20	3.65
September 30	4.28	3.50	3.85
December 31	4.31	3.61	3.82

No dividends were paid during 2013.

There are 393 Class A and 9 Class B Common Stock shareholders of record as of the close of business March 14, 2014. The number of holders is based upon the actual holders registered on the records of Avalon’s transfer agent and registrar and does not include holders of shares in “street names” or persons, partnerships, associations, corporations or other entities identified in security position listings maintained by depository trust companies.

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

Transfer agent and registrar

The transfer agent and registrar for Avalon is Broadridge Corporate Issuer Solutions, Inc. Regular mail correspondence should be sent to P.O. Box1342, Brentwood, NY 11717 and overnight correspondence to ATTN: IWS, 1155 Long Island Avenue, Edgewood, NY 11717

Investor inquiries

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