Form 10-K, Exhibit 13
period 2014-12-31
AVALON HOLDINGS CORP
filed 2015-03-12
CIK 1061069

Exhibit 13.1

Financial Highlights

(in thousands, except for per share amounts)

For the year	2014	2013

Net operating revenues	$51,472	$59,470
Income (loss) before income taxes	(1,185)	535
Net income (loss) of Avalon Holdings Corporation common shareholders	(1,080)	438
Net income (loss) per share attributable to Avalon Holdings Corporation common shareholders	(0.28)	0.12

At year-end	2014	2013

Working capital	$4,002	$9,537
Total assets	57,844	55,579
Avalon Holdings Corporation Shareholders' Equity	39,437	40,420

The Company

Avalon Holdings Corporation provides waste management services to industrial, commercial, municipal and governmental customers in selected northeastern and midwestern U.S. markets, captive landfill management services and salt water injection well operations. Avalon Holdings Corporation also owns the Avalon Golf and Country Club, which includes the operation of golf courses, country clubs and related facilities and The Avalon Resort and Spa which operates a hotel and tennis facility.

Contents

Financial Highlights	1

Management’s Discussion and Analysis of Financial Condition and Results of Operations	3

Consolidated Balance Sheets	13

Consolidated Statements of Operations	14

Consolidated Statements of Cash Flows	15

Consolidated Statements of Shareholders’ Equity	16

Notes to Consolidated Financial Statements	17

Report of Independent Registered Public Accounting Firm	30

Management’s Annual Report on Internal Controls over Financial Reporting	31

Company Location Directory	32

Directors and Officers	33

Shareholder Information	34

Avalon Holdings Corporation and Subsidiaries

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion provides information which management believes is relevant to an assessment and understanding of the operations and financial condition of Avalon Holdings Corporation and its Subsidiaries (collectively “Avalon” or the “Company”). This discussion should be read in conjunction with the consolidated financial statements and accompanying notes.

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

Liquidity and Capital Resources

For the year ended December 31, 2014, Avalon utilized existing cash, cash provided by operations and borrowings under the line of credit facility to meet operating needs, fund capital expenditures and to fund the acquisition and associated renovations of The Avalon Resort and Spa described below. In addition, during 2014, Avalon received $0.7 million through the private placement offering, described below, to finalize the drilling and construction of the salt water injection wells and related facilities.

In October 2013, AWMS Holdings, LLC, which was formed to act as a holding company to own a series of wholly owned subsidiaries to own and operate salt water injection wells and related facilities, began accepting subscriptions, through a private placement offering to accredited investors, for the purchase of membership units in AWMS Holdings, LLC. As of December 31, 2014, AWMS Holdings, LLC had received $3.75 million from the sale of membership units to accredited investors. The monies raised through the private placement offering plus cash contributed by Avalon were used to construct the facilities necessary for the operation of two salt water injection wells. As a result of the private placement offering, Avalon is not the majority owner of AWMS Holdings, LLC; however, due to the managerial control of Avalon, the financial statements of AWMS Holdings, LLC and subsidiaries are included in the Avalon consolidated financial statements. At December 31, 2014, Avalon owned approximately 47% of AWMS Holdings, LLC. During the year ended December 31, 2014, AWMS Holdings, LLC incurred $3.1 million in capital expenditures relating to the drilling and construction of the two salt water injection wells and related facilities. The wells commenced operations by accepting brine water for disposal in April 2014.

In August 2014, Avalon, through a newly created subsidiary, The Avalon Resort and Spa LLC, completed the acquisition of The Magnuson Grand Hotel (formerly The Avalon Inn) in Howland, Ohio for approximately $3.1 million in cash and the assumption of certain operating leases and some rental payment relief. The acquisition was primarily funded from borrowings under our line of credit facility of $2.9 million and cash on hand of approximately $0.2 million. Subsequent to the acquisition, The Magnuson Grand Hotel was renamed The Avalon Resort and Spa. The primary assets include the 144 room hotel, indoor swimming pool and adjoining tennis center. The Avalon Resort and Spa is located adjacent to Avalon’s corporate headquarters and the Avalon Lakes Golf Course.

The Avalon Resort and Spa is currently in operation and is being renovated. The renovations include a complete renovation of the existing facility and indoor junior Olympic sized swimming pool. The Avalon Resort and Spa will also be expanded to include a 12,000 square foot addition which will provide for new restaurants, bars, a full service spa and salon, extensive conference facilities, complete fitness center and a resort style pool.

Avalon Holdings Corporation and Subsidiaries

The acquisition is consistent with the Company's business strategy in that The Avalon Resort and Spa will provide guests with a self-contained vacation experience, offering hotel guests golf packages to all of the golf courses of the Avalon Golf and Country Club and allow its guests to utilize the facilities at each of the clubhouses. Members of the Avalon Golf and Country Club will also have access to all of the amenities offered by The Avalon Resort and Spa. The Avalon Resort and Spa earns revenues through room rentals and from tennis activities. Upon completion of the expansion and renovation, other revenue-generating resort amenities will include restaurants, bars, a full service spa and salon and extensive banquet and conference facilities. The operating results of The Avalon Resort and Spa have been included within the Company’s Consolidated Statement of Operations and within Avalon's golf and related operations segment since the date of acquisition.

The Company accounted for the acquisition of The Avalon Resort and Spa using the acquisition method of accounting, which requires among other things, the recognition of the assets acquired and the liabilities assumed at their respective fair values as of the acquisition date. As of December 31, 2014, the entire purchase price allocation is preliminary. The Company has received a preliminary third-party valuation of the acquired property, buildings, furniture and fixtures and any intangible assets of The Avalon Resort and Spa and, therefore, the values attributed to those acquired assets in the consolidated financial statements are subject to adjustment. As the Company finalizes the fair value of assets acquired and liabilities assumed, additional adjustments will be recorded during the measurement period.

In 2014 Avalon incurred capital expenditures of $7.7 million and paid vendors $6.8 million for such expenditures. Such expenditures related principally to the renovation of The Avalon Resort and Spa, drilling of two salt water injection wells and the construction of related facilities, building improvements and equipment for the golf and related operations segment. Avalon’s aggregate capital expenditures in 2015 are expected to be in the range of $6 million to $10 million, which will principally relate to the renovation and expansion of The Avalon Resort and Spa, building improvements and equipment purchases.

In November 2003, Avalon entered into a long-term agreement with Squaw Creek Country Club to lease and operate its golf course and related facilities. The lease has an initial term of ten (10) years with four (4) consecutive ten (10) year renewal term options unilaterally exercisable by Avalon. Under the lease, Avalon is obligated to pay $15,000 in annual rent and make leasehold improvements of $150,000 per year. Amounts expended by Avalon for leasehold improvements during a given year in excess of $150,000 will be carried forward and applied to future leasehold improvement obligations. Based upon the amount of leasehold improvements already made, Avalon expects to exercise all of its renewal options.

Working capital was $4.0 million at December 31, 2014 compared with $9.5 million at December 31, 2013. The decrease in working capital is primarily due to a decrease in cash and cash equivalents and accounts receivable partially offset by a decrease in accounts payable described below. Cash and cash equivalents decreased primarily as a result of the utilization of funds associated with the renovation of The Avalon Resort and Spa and the drilling and construction of the two salt water injection wells and related facilities.

Accounts receivable decreased to $8.8 million at December 31, 2014 compared with $10.2 million at December 31, 2013 primarily as the result of a reduction in the number of days outstanding of receivables from some of the larger customers of the waste brokerage and management services business partially offset by an increase in net operating revenues of the waste management segment in the fourth quarter of 2014 compared to the same period in the prior year.

Accounts payable decreased to $6.4 million at December 31, 2014 compared with $8.1 million at December 31, 2013 primarily as the result of a decrease in amounts due to disposal facilities and transportation carriers of the waste brokerage and management services as a result of timing of payments to vendors in the ordinary course of business and payments made to vendors during 2014 for the construction and drilling of the two salt water injection well facilities accrued at December 31, 2013. The decrease in accounts payable was partially offset by an increase in amounts owed to vendors for the renovation of The Avalon Resort and Spa.

During July 2014, Avalon increased its unsecured line of credit agreement with The Huntington National Bank from $1 million to $5 million. Interest on borrowings accrues at LIBOR plus 2.70% and has a .25% nonuse fee. In March 2015 the maturity date on the line of credit agreement was extended to April 30, 2016. The line of credit agreement contains certain financial and other covenants, customary representations, warranties and events of defaults. Avalon was in compliance with the debt covenants at December 31, 2014. At December 31, 2014, the outstanding borrowings under the line of credit agreement were approximately $3.8 million. Amounts borrowed under the line of credit agreement were utilized to fund the acquisition of The Avalon Resort and Spa and related renovations. As of December 31, 2014, the Company had $1.2 million available under the line of credit agreement. At December 31, 2013, there were no borrowings under the line of credit agreement. The weighted average interest rate on outstanding borrowings under the line of credit agreement was 2.86% during 2014. At December 31, 2014, the interest rate was 2.85%.

Avalon Holdings Corporation and Subsidiaries

Management believes that anticipated cash provided from future operations, will be, for the foreseeable future, sufficient to meet operating requirements. If business conditions warrant additional monies needed to fund capital expenditure programs, Avalon will take actions such as refinancing or restructuring our current debt agreement, incurring additional indebtedness, issuance of common stock or issuance of a security with characteristics of both debt and equity.

Growth Strategy

Waste Management Segment

Our growth strategy for the waste management services segment focuses on increasing revenue, gaining market share and enhancing shareholder value through internal growth. Although we are a waste management services company, we do not own any landfills or provide waste collection services. However, because of our many relationships with various disposal facilities and transporters, we are able to be more flexible and provide alternative solutions to a customer’s waste disposal or recycling needs. In addition, Avalon has purchased options on a number of properties for the purpose of drilling salt water injections wells for the disposal of the brine waters from oil and gas drilling. As previously mentioned Avalon has commenced the operation of salt water injection wells on one of these properties. It is the intent of Avalon to acquire or construct additional salt water injection wells, if business conditions warrant such opportunities. We intend to capitalize on our management and sales staff which has extensive experience in all aspects of the waste business. As such, we intend to manage our internal growth as follows:

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

Avalon Holdings Corporation and Subsidiaries

Golf and Related Operations Segment

For the golf and related operations segment, as previously mentioned, in August 2014, the Company acquired The Avalon Resort and Spa. The acquisition is consistent with the Company's business strategy in that The Avalon Resort and Spa will provide guests with a self-contained vacation experience, offering hotel guests golf packages to all of the golf courses of the Avalon Golf and Country Club and allow its guests to utilize the facilities at each of the clubhouses. Members of the Avalon Golf and Country Club will also have access to all of the amenities offered by The Avalon Resort and Spa. The Avalon Resort and Spa earns revenues through room rentals and from tennis activities. Upon completion of the expansion and renovation, other revenue-generating resort amenities including restaurants, bars, a full service spa and salon, tennis courts and extensive banquet and conference facilities. Our resort is open year-round and provides a consistent, comfortable environment where our guests can enjoy our various amenities and activities.

In addition, several private country clubs in the northeast Ohio area are experiencing economic difficulties. Avalon believes some of these clubs may represent an attractive investment opportunity. While Avalon has not entered into any pending agreements for acquisitions, it may do so at any time and will continue to consider acquisitions that make economic sense.

Results of Operations

Avalon’s primary business segment, the waste management services segment, provides hazardous and nonhazardous waste brokerage and management services, captive landfill management services and salt water injection well operations. The golf and related operations segment includes the operation of golf courses, country clubs and related facilities, a hotel and a travel agency.

Performance in 2014 compared with 2013

Overall Performance

Net operating revenues decreased 13% to $51.5 million in 2014 compared with $59.5 million in 2013. The decrease is primarily the result of a decrease in net operating revenues of the waste management services segment. Costs of operations decreased to $42.7 million in 2014 compared with $49.6 million in 2013. Such decrease is primarily due to the lower net operating revenues of the waste management services segment, which resulted in less transportation and disposal costs, as these costs vary directly with the associated net operating revenues. Fixed costs relating to depreciation and amortization expense were $2.2 million in 2014 and $1.6 million in 2013. The increase is primarily the result of depreciation expense associated with the salt water injection wells which commenced operations by accepting brine water for disposal in April 2014. Consolidated selling, general and administrative expenses were $8.0 million in both 2014 and 2013. Avalon recorded a net loss of $1.1 million, or $.28 per share in 2014 compared with net income of $0.4 million or $.12 per share in 2013.

Segment Performance

Segment performance should be read in conjunction with Note 13 to the Consolidated Financial Statements.

Net operating revenues of the waste management services segment decreased approximately 18% to $38.6 million in 2014 compared with $47.2 million in 2013. The waste management services segment includes waste disposal brokerage and management services, captive landfill management operations and salt water injection well operations. The net operating revenues of the waste brokerage and management services business decreased to $35.7 million in 2014 from $44.9 million in 2013. This decrease was primarily due to a 30% decrease in net operating revenues associated with event work and a 56% decrease in the net operating revenues relating to managerial, consulting and clerical services that are provided for a single customer. Such services are entirely dependent on that customer’s needs and declined by $4.2 million in 2014. Event work is defined as bid projects under contract that occurs on a one-time basis over a short period of time. Such work can fluctuate significantly from year to year. The net operating revenues from event work declined by $5.2 million in 2014 due to four large event work projects that accounted for approximately $5.0 million in net operating revenues in 2013. The net operating revenues of the captive landfill management operations decreased slightly to $2.2 million in 2014 from $2.3 million in 2013 primarily due to a decrease in the volume of waste required to be disposed of, partially offset by construction mat sales. The net operating revenues of the captive landfill operations are almost entirely dependent upon the volume of waste generated by the owner of the landfill for whom Avalon manages the facility. The net operating revenues of the salt water injection wells, which began operating in the second quarter of 2014, were $0.7 million.

Avalon Holdings Corporation and Subsidiaries

As a result of a seismic event with a magnitude of 2.1 occurring on August 31, 2014, the Chief of the Division of Oil and Gas Resources Management (“Chief” or “Division”) issued Orders on September 3, 2014, to immediately suspend all operations of both of Avalon’s saltwater injection wells. The Orders were based on the findings that the two saltwater injection wells were located in close proximity to the area of known seismic activity and also that the saltwater injection wells pose a risk of increasing or creating seismic activity. The two saltwater injection wells are located approximately 112 feet apart. Based on these findings, the Chief ordered the immediate suspension of all operations of the two saltwater injection wells, until the Division could further evaluate the wells.

On September 5, 2014, Avalon submitted the information required by the Chief’s Order in regards to its AWMS #1 injection well. The Division reviewed all the information submitted by Avalon and additional data. Based upon this review, the Division concluded that with reasonable scientific certainty, the injection operations of AWMS #1 were not related to the deep seismic event that occurred on August 31, 2014. As a result, the Order suspending all operations of AWMS #1 was terminated effective September 18, 2014. As such, Avalon resumed injection operations of AWMS #1 consistent with all terms and conditions of the permit issued on July 18, 2013. On September 19, 2014, Avalon submitted the information required by the Chief’s Order in regards to its AWMS #2 injection well.

On October 3, 2014, Avalon filed an appeal to the Orders of the Chief disputing the basis for suspending operations and also the authority of the Chief to immediately suspend such operations. Currently, the operations of Avalon’s second injection well are still suspended. As a result the net operating revenues and results of the saltwater injection wells have been adversely affected. Avalon is currently seeking relief in the form of an order from the Commission that vacates the Orders. An appeal hearing is tentatively scheduled to occur in March of 2015.

Income before income taxes for the waste management services segment decreased to $2.9 million in 2014 compared with $3.8 million in the prior year. The decrease is primarily due to decreased net operating revenues of the waste brokerage and management services business partially offset by improved gross margins. Income before income taxes of the waste brokerage and management services business was approximately $2.9 million in 2014 compared with $3.4 million in 2013 primarily as a result of the aforementioned items. The overall average gross margins of the waste brokerage and management services business increased to approximately 20% in 2014 compared with 17% in the prior year. The improvement is primarily the result of less net operating revenues from managerial, consulting and clerical services, which have a lower gross margin than our traditional waste brokerage and management services’ margins. Income before income taxes of the captive landfill operations was $0.4 million in both 2014 and 2013. During 2014, the salt water injection wells, which began operating in the second quarter, incurred a loss before income taxes of $0.4 million due to the limited amount water accepted for disposal as a result of a seismic event described above.

Net operating revenues of the golf and related operations segment were $13.0 million in 2014 compared with $12.3 million in 2013. Due to adverse weather conditions, net operating revenues relating to the golf courses, which are located in northeast Ohio and western Pennsylvania, were minimal during the first three months of 2014 and 2013. Net operating revenues increased primarily as a result of the inclusion of $0.6 million of net operating revenues of the hotel operations. In addition, net operating revenues from membership dues and food and beverage sales increased but such increase was partially offset by a decrease in the net operating revenues from greens fees, cart rentals and merchandise sales. The average number of members during 2014 was 3,749 compared with 3,613 in the prior year. Although the net operating revenues from membership dues increased in 2014 compared with 2013, the average net operating revenues per member from membership dues decreased slightly due to a change in the mix between social and golf members and from promotional membership programs.

Avalon Holdings Corporation and Subsidiaries

The golf and related operations segment incurred a loss before income taxes of $1.2 million in 2014 compared with a loss before taxes of $0.3 million in 2013. The increased loss was primarily due to significantly higher employee costs, higher food costs as a percentage of food revenue, substantially higher utility costs as a result of the inclement weather and higher costs for operating supplies. In addition, The Avalon Resort and Spa recorded a loss before income taxes of approximately $0.1 million in 2014. The ability to attract new members and retain members is very important to the success of the golf and related operations segment. Avalon is continually using different marketing strategies to attract and retain members, such as local television advertising and/or various membership promotions. A significant decline in members could adversely impact the financial results of the golf and related operations segment.

General Corporate Expenses

General corporate expenses were $2.9 million in 2014 compared with $3.0 million in 2013. The decrease is primarily due to the accumulated net decrease in various corporate administrative expenses.

Net Income (loss)

Avalon recorded a net loss of $1.1 million in 2014 compared with net income of $0.4 million in 2013. Excluding the effect of state income tax provisions and some minor tax credits, Avalon’s overall effective tax rate was 0% for both 2014 and 2013. The overall effective tax rate is different than statutory rates primarily due to a change in the valuation allowance. As such, Avalon’s income tax benefit in 2014 and income tax provision in 2013 were offset by a change in the valuation allowance. A valuation allowance has been provided when it is more likely than not that the deferred tax assets relating to certain federal and state loss carryforwards will not be realized. Avalon continues to maintain a valuation allowance against the majority of its deferred tax amounts until it is evident that the deferred tax asset will be utilized in the future.

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

The saltwater disposal business is a startup business for Avalon. Avalon has no history of operating saltwater disposal wells, although Avalon has successfully operated waste disposal facilities and waste brokering businesses for over 20 years. To be successful, Avalon must, among other things, acquire and/or develop and construct disposal wells; attract and maintain customers; provide disposal services at attractive prices; and respond to competitive developments. The failure to do so could have a material adverse effect on the business and financial results of Avalon.

The recent increase in the use of hydrofracturing in both Pennsylvania and Ohio has substantially increased the need for saltwater disposal wells and it is likely that the number of saltwater disposal wells being permitted and constructed will increase. As such, the price charged to customers to dispose of the saltwater brine may fluctuate with the increase in competition. In addition, alternative methods for the disposal of saltwater brine may be developed. Both a price decline and/or alternative methods for the disposal of saltwater brine could adversely impact the financial results of Avalon.

Saltwater disposal wells are regulated by the Ohio Department of Natural Resources (“ODNR”), with portions of the disposal facilities regulated by the Ohio EPA. As exploitation of the Marcellus and Utica shale formations by the hydrofracturing process develops, regulatory and public awareness of the environmental risks of saltwater brine and its disposal in saltwater disposal wells is growing and consequently, it is expected that regulation governing the construction and operation of saltwater disposal wells will increase in scope and complexity. Increased regulation may result in increased construction and/or operating costs, which could adversely affect the financial results of Avalon.

There is a continuing risk during the saltwater disposal well’s operation of an environmental event causing contamination to the water tables in the surrounding area, or seismic events. The occurrence of a spill or contamination at a disposal well site could result in remedial expenses and/or result in the operations at the well site being suspended and/or terminated by the Ohio EPA or the ODNR. Incurring remedial expenses and /or a suspension or termination of Avalon’s right to operate one or more saltwater disposal wells at the well site could have an adverse effect on Avalon’s financial results.

As a result of a seismic event with a magnitude of 2.1 occurring on August 31, 2014, the Chief of the Division of Oil and Gas Resources Management (“Chief” or “Division”) issued Orders on September 3, 2014, to immediately suspend all operations of both of Avalon’s saltwater injection wells. The Orders were based on the findings that the two saltwater injection wells are located in close proximity to the area of known seismic activity and also that the saltwater injection wells pose a risk of increasing or creating seismic activity. The two saltwater injection wells are located approximately 112 feet apart. Based on these findings, the Chief ordered the immediate suspension of all operations of the two saltwater injection wells, until the Division could further evaluate the wells.

On September 5, 2014, Avalon submitted the information required by the Chief’s Order in regards to its AWMS #1 injection well. The Division reviewed all the information submitted by Avalon and additional data. Based upon this review, the Division concluded that with reasonable scientific certainty, the injection operations of AWMS #1 were not related to the deep seismic event that occurred on August 31, 2014. As a result, the Order suspending all operations of AWMS #1 was terminated effective September 18, 2014. As such, Avalon resumed injection operations of AWMS #1 consistent with all terms and conditions of the permit issued on July 18, 2013.

On September 19, 2014, Avalon submitted the information required by the Chief’s Order in regards to its AWMS #2 injection well. On October 3, 2014, Avalon filed an appeal to the Orders of the Chief disputing the basis for suspending operations of AWMS #2 and also the authority of the Chief to immediately suspend such operations. Currently, the operations of Avalon’s second injection well are still suspended. Avalon is seeking relief in the form of an order from the Commission that vacates the Orders. An appeal hearing is tentatively scheduled to occur in March of 2015.

Avalon Holdings Corporation and Subsidiaries

If Avalon is unable to obtain a favorable decision and resume operations of AWMS #2, the Company will assess the recoverability of the carrying value of the wells and recognize an impairment loss to the extent the carrying value exceeds the fair value.

Economic challenges throughout the industries served by Avalon may result in payment defaults by customers. While Avalon continuously endeavors to limit customer credit risks, customer-specific financial downturns are not controllable by management. Significant customer payment defaults would have a material adverse impact upon Avalon’s future financial performance.

The Avalon Golf and Country Club operates golf courses and related clubhouses at each of its three facilities. The Avalon Golf and Country Club facilities also offer swimming pools, fitness centers, tennis courts, dining and banquet facilities and spa services. In addition, The Avalon Resort and Spa will provide guests with a self-contained vacation experience, offering hotel guests golf packages to all of the golf courses of the Avalon Golf and Country Club and allow its guests to utilize the facilities at each of the clubhouses. Members of the Avalon Golf and Country Club will also have access to all of the amenities offered by The Avalon Resort and Spa. The Avalon Golf and Country Club competes with many public courses and country clubs in the area. Although the golf courses continue to be available to the general public, the primary source of revenues is derived from the members of the Avalon Golf and Country Club. Avalon believes that the combination of its three facilities and the addition of The Avalon Resort and Spa will result in additional memberships in the Avalon Golf and Country Club. The ability to retain current members and attract new members has been an ongoing challenge. Although Avalon was able to increase the number of members of the Avalon Golf and Country Club, as of December 31, 2014, Avalon has not attained its membership goals. There can be no assurance as to when such goals will be attained and when the golf and related operations will ultimately become profitable. Avalon is continually using different marketing strategies to attract new members, such as local television advertising and various membership promotions. A significant decline in members could adversely affect the future financial performance of Avalon.

All three of Avalon’s golf course operations and The Avalon Resort and Spa currently hold liquor licenses for their respective facilities. If, for some reason, any one of these facilities were to lose their liquor license, the financial performance of the golf and related operations would be adversely affected.

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

Avalon Holdings Corporation and Subsidiaries

Avalon recognizes deferred tax assets and liabilities based on differences between financial statement carrying amounts and the tax bases of assets and liabilities. Avalon also records tax benefits when it believes that it is more likely than not that the benefit will be sustained by the tax authority. Avalon regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance based upon historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences to reduce its deferred assets to the amount that it believes is more likely than not to be realized. Avalon has considered future taxable income in assessing the need for the valuation allowance. The $2,245,000 of deferred tax liabilities will reverse in the same period and jurisdiction and is of the same character as the temporary differences giving rise to the $2,253,000 of deferred tax assets. Avalon has not provided a valuation allowance on the amount of deferred tax assets that it estimates will be utilized as a result of these reviews. The net deferred tax asset of $8,000 as of December 31, 2014 is likely to be utilized upon the filing of certain state tax returns. If future taxable income is less than the amount that has been assumed in assessing the recoverability of the deferred tax assets, then an increase in the valuation allowance will be required, with a corresponding increase to income tax expense. Likewise, should Avalon ascertain in the future that it is more likely than not that deferred tax assets will be realized in excess of the net deferred tax assets, all or a portion of the $1,418,000 valuation allowance as of December 31, 2014, would be reversed as a benefit to the provision for income taxes in the period such determination was made.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers, to clarify the principles used to recognize revenue for all entities. Under ASU 2014-09, a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The new guidance, effective for Avalon on January 1, 2017, establishes a five-step approach for the recognition of revenue. Avalon is currently evaluating the impact the adoption of this guidance will have on its financial position, results of operations, cash flows and related disclosures and does not anticipate that the new guidance will fundamentally change our revenue recognition policies, practices or systems.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern. The new standard provides guidance on determining when and how to disclose going-concern uncertainties in the financial statements. Under ASU 2014-15, management will be required to perform interim and annual assessments of the Company’s ability to continue as a going concern within one year of the date the financial statements are issued. ASU 2014-15 is effective for annual periods ending after December 15, 2016, and interim periods thereafter, with early adoption permitted. The adoption of this standard is not expected to have an impact on Avalon’s financial statement disclosures.

Avalon Holdings Corporation and Subsidiaries

Consolidated Balance Sheets

(in thousands, except for share data)

	December 31,
	2014	2013
Assets
Current Assets:
Cash and cash equivalents	$4,329	$9,798
Accounts receivable, less allowance for doubtful accounts of $168 at December 31, 2014 and 2013	8,750	10,201
Inventories	947	815
Prepaid expenses	474	349
Refundable income taxes	8	3
Other current assets	45	15
Total current assets	14,553	21,181

Property and equipment, net	35,954	27,563
Leased property under capital leases, net	6,418	6,719
Noncurrent deferred tax asset	8	8
Other assets, net	911	108
Total assets	$57,844	$55,579

Liabilities and Equity
Current liabilities:
Current portion of obligations under capital leases	$58	$56
Accounts payable	6,429	8,101
Accrued payroll and other compensation	714	549
Accrued income taxes	8	1
Other accrued taxes	379	307
Deferred revenues	2,256	2,265
Other liabilities and accrued expenses	707	365
Total current liabilities	10,551	11,644

Revolving line of credit	3,800	-
Obligations under capital leases	333	390
Asset retirement obligation	100	75
Deferred rental income	138	-
Contingencies and commitments	-	-

Equity:
Avalon Holdings Corporation Shareholders' Equity:
Class A Common Stock, $.01 par value, one vote per share: authorized 10,500,000 shares; issued and outstanding 3,191,100 shares at December 31, 2014 and 2013	32	32
Class B Common Stock, $.01 par value, ten votes per share: authorized 1,000,000 shares; issued and outstanding 612,231 shares at December 31, 2014 and 2013	6	6
Paid-in capital	58,868	58,771
Accumulated deficit	(19,469)	(18,389)
Total Avalon Holdings Corporation Shareholders' Equity	39,437	40,420
Non-controlling interest in subsidiary	3,485	3,050
Total equity	42,922	43,470
Total liabilities and equity	$57,844	$55,579

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Operations

(in thousands, except for per share amounts)

	Year Ended December 31,
	2014	2013
Net operating revenues	$51,472	$59,470

Costs and expenses:
Costs of operations	42,687	49,598
Depreciation and amortization expense	2,155	1,636
Selling, general and administrative expenses	8,026	7,965
Operating income (loss)	(1,396)	271

Other income (expense):
Interest expense	(58)	(22)
Interest income	1	1
Other income, net	268	285
Income (loss) before income taxes	(1,185)	535

Provision for income taxes	73	97
Net income (loss)	(1,258)	438

Less net loss attributable to non-controlling interest in subsidiary	(178)	-
Net income (loss) of Avalon Holdings Corporation common shareholders	$(1,080)	$438

Income (loss) per share attributable to Avalon Holdings Corporation common shareholders:
Basic net income (loss) per share	$(0.28)	$0.12
Dilutive net income (loss) per share	$(0.28)	$0.11

Weighted average shares outstanding - basic	3,803	3,803
Weighted average shares outstanding - diluted	3,803	4,090

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2014	2013

Operating activities:
Net income (loss)	$(1,258)	$438
Reconciliation of net income (loss) to cash provided by (used in) operating activities:
Depreciation and amortization expense	2,155	1,636
Compensation costs - stock options	80	118
Deferred rental income	(38)	-
Provision for losses on accounts receivable	56	18
Gain from disposal of property and equipment	(2)	(23)
Accretion of asset retirement obligation	25	-
Change in operating assets and liabilities, net of effect of acquisition:
Accounts receivable	1,395	(975)
Inventories	(132)	(72)
Prepaid expenses	(125)	(62)
Refundable income taxes	(5)	6
Other current assets	(30)	-
Other assets, net	12	(4)
Accounts payable	(2,566)	86
Accrued payroll and other compensation	165	63
Accrued income taxes	7	(1)
Other accrued taxes	72	4
Deferred revenues	(9)	85
Other liabilities and accrued expenses	252	(59)
Net cash provided by operating activities	54	1,258

Investing activities:
Capital expenditures	(6,790)	(2,370)
Acquisition of Avalon Resort and Spa	(3,122)	-
Proceeds from disposal of property and equipment	14	25
Net cash used in investing activities	(9,898)	(2,345)

Financing activities:
Proceeds from subsidiary private placement offering	700	3,050
Borrowings under line of credit facility	3,800	-
Cash distributions to non-controlling interest in subsidiary	(87)	-
Principal payments on capital lease obligation	(55)	(60)
Contribution to paid-in capital	17	7
Net cash provided by financing activities	4,375	2,997

Increase (decrease) in cash and cash equivalents	(5,469)	1,910
Cash and cash equivalents at beginning of year	9,798	7,888
Cash and cash equivalents at end of year	$4,329	$9,798

Supplemental disclosure of cash flow information:

Significant non-cash operating and investing activities:
Capital expenditures included in accounts payable	$894	$1,338
Asset retirement obligation	$-	$75

Significant non-cash investing and financing activities:
Capital lease obligations incurred	$-	$280

Cash paid during the year for interest	$58	$22

For supplemental cash flow information regarding income taxes, see Note 7.

See accompanying notes to consolidated financial statements

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Shareholders’ Equity

(in thousands)

	For the Years Ended December 31, 2014 and 2013
	Shares		Common Stock		Paid-in	Accumulated	Total Avalon Shareholders'	Non-controlling Interest in
	Class A	Class B	Class A	Class B	Capital	Deficit	Equity	Subsidiary	Total

Balance at January 1, 2013	3,191	612	$32	$6	$58,646	$(18,827)	$39,857	$-	$39,857
Stock options - compensation costs	-	-	-	-	118	-	118	-	118
Investment in subsidiary from accredited investors	-	-	-	-	-	-	-	3,050	3,050
Contribution to paid-in capital	-	-	-	-	7	-	7	-	7
Net income	-	-	-	-	-	438	438	-	438
Balance at December 31, 2013	3,191	612	32	6	58,771	(18,389)	40,420	3,050	43,470
Stock options - compensation costs	-	-	-	-	80	-	80	-	80
Investment in subsidiary from accredited investors	-	-	-	-	-	-	-	700	700
Cash distributions to non-controlling interest in subsidiary	-	-	-	-	-	-	-	(87)	(87)
Contribution to paid-in capital	-	-	-	-	17	-	17	-	17
Net loss	-	-	-	-	-	(1,080)	(1,080)	(178)	(1,258)
Balance at December 31, 2014	3,191	612	$32	$6	$58,868	$(19,469)	$39,437	$3,485	$42,922

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 1. Description of the Business

Avalon Holdings Corporation (“Avalon” or the “Company”) was formed on April 30, 1998 as a subsidiary of American Waste Services, Inc. (“AWS”). On June 17, 1998, AWS distributed, as a special dividend, all of the outstanding shares of capital stock of Avalon to the holders of AWS common stock on a pro rata and corresponding basis.

Avalon provides waste management services to industrial, commercial, municipal and governmental customers in selected northeastern and midwestern U.S. markets, captive landfill management for an industrial customer and salt water injection well operations. In addition, Avalon owns the Avalon Golf and Country Club, which includes the operation and management of three golf courses and associated clubhouses, fitness centers, tennis courts, spa services, dining and banquet facilities and a travel agency. Avalon also owns The Avalon Resort and Spa which operates a hotel and tennis facility.

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

Reclassifications

Certain reclassifications of prior year amounts have been made to the Consolidated Balance Sheets and Consolidated Statement of Cash Flows to conform to current year classification.

Principles of consolidation

The consolidated financial statements include the accounts of Avalon, its wholly owned subsidiaries and those companies in which Avalon has managerial control.

All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and cash equivalents

Cash and cash equivalents include money market instruments that are stated at cost, which approximate fair value. Investments with original maturities of three months or less from date of purchase are considered to be cash equivalents for purposes of the Consolidated Statements of Cash Flows and Consolidated Balance Sheets. Such investments are not insured by the Federal Deposit Insurance Corporation. The balance of cash and cash equivalents was $4.3 million and $9.8 million at December 31, 2014 and 2013, respectively.

Avalon maintains its cash balances in various financial institutions. These balances may, at times, exceed federal insured limits. Avalon has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk relating to its cash and cash equivalents.

Financial instruments

The Company follows the guidance included in the Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, for its financial assets and liabilities. The fair value of financial instruments consisting of cash, cash equivalents, accounts receivable, and accounts payable at December 31, 2014 and 2013 approximates carrying value due to the relative short maturity of these financial instruments.

Avalon Holdings Corporation and Subsidiaries

The fair value of debt under the Company’s credit facility approximates carrying value due to the floating interest rates and relative short maturity of the revolving borrowings under this agreement.

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

Revenue recognition

Avalon recognizes revenue for waste management services as services are performed. Revenues for the golf operations are recognized as services are provided with the exception of membership dues which are recognized proportionately over twelve months based upon each member’s anniversary date. The deferred revenue relating to membership dues was approximately $2.3 million at December 31, 2014 and 2013, respectively.

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

Leases

Avalon applies the accounting rules for leases to categorize leases at their inception as either operating or capital leases depending on certain defined criteria. Leasehold improvements are capitalized at cost and are amortized over the lesser of their expected useful life or the life of the lease (See Notes 6 and 12).

Noncontrolling Interest

Avalon owns approximately 47% of AWMS Holdings, LLC at December 31, 2014. Due to the managerial control of American Water Management Services, LLC, the financial statements of AWMS Holdings, LLC and subsidiaries are included in Avalon’s consolidated financial statements. US GAAP requires noncontrolling interests to be reported as a separate component of equity. The amount of net loss attributable to the noncontrolling interest is recorded in “net loss attributable to noncontrolling interest” in our consolidated statements of operations (See Note 14).

Avalon Holdings Corporation and Subsidiaries

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

The expected term, or time until the option is exercised, is typically based on historical exercising behavior of previous option holders of a company’s stock. Due to the fact that the first options granted were in 2010 and 2011, and at that time no historical exercising behavior was available, we estimated the expected term of each award to be half the maximum term.

Avalon amortizes the fair value of the stock options over the expected term or requisite service period. If accelerated vesting occurs based on the market performance of Avalon’s common stock, the compensation costs related to the vested stock options that have not previously been amortized are recognized upon vesting.

Asset retirement obligation

Avalon recorded an estimated asset retirement obligation of approximately $0.1 million at December 31, 2014 and 2013, respectively, to plug and abandon the two salt water injection wells based upon an estimate from an experienced and qualified third party.

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

Avalon does not believe there was a triggering event in 2014 or 2013 relating to the golf operations as future cash flows have not changed significantly and asset values have remained relatively stable. If Avalon is unable to obtain a favorable decision and resume operations of AWMS #2, the Company will assess the recoverability of the carrying value of the wells and recognize an impairment loss to the extent the carrying value exceeds the fair value (See Note 14).

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

Avalon Holdings Corporation and Subsidiaries

Basic and dilutive net income (loss) per share

Basic net income (loss) per share for the years ended December 31, 2014 and 2013 is computed by dividing net income (loss) by the weighted average number of common shares outstanding, which were 3,803,331 for each period. Dilutive net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding plus any weighted common equivalent shares determined to be outstanding during the period using the treasury method. The weighted common equivalent shares included in the calculation are related to stock options granted by Avalon where the weighted average market price of Avalon’s common stock for the period presented is greater than the option exercise price of the stock option. For the year ended December 31, 2014, the diluted per share amounts reported are equal to basic per share amounts because Avalon was in a net loss position and as a result, such dilution would be considered anti-dilutive. Assuming dilution, the weighted average number of common shares outstanding for the year ended December 31, 2014 was 4,091,862. For the year ended December 31, 2013, the dilutive weighted average number of shares outstanding was 4,089,679. The earnings per share calculations for the years ended December 31, 2014 and 2013 are as follows (in thousands, except per share amounts):

	2014	2013
Net income (loss) of Avalon Holdings Corporation common shareholders	$(1,080)	$438

Shares used in computing basic income (loss) per share	3,803	3,803
Potentially dilutive shares from stock options	-	287
Shares used in computing dilutive income (loss) per share	3,803	4,090

Income (loss) per share attributable to Avalon Holdings Corporation common shareholders
Basic net income (loss) per share	$(0.28)	$0.12
Dilutive net income (loss) per share	$(0.28)	$0.11

Recent accounting pronouncements

In May 2014, FASB issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers, to clarify the principles used to recognize revenue for all entities. Under ASU 2014-09, a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The new guidance, effective for Avalon on January 1, 2017, establishes a five-step approach for the recognition of revenue. Avalon is currently evaluating the impact the adoption of this guidance will have on its financial position, results of operations, cash flows and related disclosures and does not anticipate that the new guidance will fundamentally change our revenue recognition policies, practices or systems.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern. The new standard provides guidance on determining when and how to disclose going-concern uncertainties in the financial statements. Under ASU 2014-15, management will be required to perform interim and annual assessments of the Company’s ability to continue as a going concern within one year of the date the financial statements are issued. ASU 2014-15 is effective for annual periods ending after December 15, 2016, and interim periods thereafter, with early adoption permitted. The adoption of this standard is not expected to have an impact on Avalon’s financial statement disclosures.

Avalon Holdings Corporation and Subsidiaries

Note 3. Acquisition

In August 2014, Avalon, through a newly created subsidiary, The Avalon Resort and Spa LLC, completed the acquisition of The Magnuson Grand Hotel (formerly The Avalon Inn) in Howland, Ohio for approximately $3.1 million in cash and the assumption of certain operating leases and some rental payment relief. The acquisition was primarily funded from borrowings under our line of credit facility of $2.9 million and cash on hand of approximately $0.2 million. Subsequent to the acquisition, The Magnuson Grand Hotel was renamed The Avalon Resort and Spa. The primary assets of The Avalon Resort and Spa include the 144 room hotel, indoor swimming pool and adjoining tennis center. The Avalon Resort and Spa is located adjacent to Avalon’s corporate headquarters and the Avalon Lakes Golf Course.

The Avalon Resort and Spa is currently in operation and is being renovated. The renovations include a complete renovation of the existing facility and indoor junior Olympic sized swimming pool. The Avalon Resort and Spa will also be expanded to include a 12,000 square foot addition which will provide for new restaurants, bars, a full service spa and salon, extensive conference facilities, complete fitness center and a resort style pool.

The acquisition is consistent with the Company's business strategy in that The Avalon Resort and Spa will provide guests with a self-contained vacation experience, offering hotel guests golf packages to all of the golf courses of the Avalon Golf and Country Club and allow its guests to utilize the facilities at each of the clubhouses. Members of the Avalon Golf and Country Club will also have access to all of the amenities offered by The Avalon Resort and Spa. The Avalon Resort and Spa earns revenues through room rentals and from tennis activities. Upon completion of the expansion and renovation, other revenue-generating resort amenities will include restaurants, bars, a full service spa and salon and extensive banquet and conference facilities. The operating results of The Avalon Resort and Spa have been included within the Company’s Consolidated Statement of Operations and within Avalon's golf and related operations segment since the date of acquisition. The Consolidated Statement of Operations for the year ended December 31, 2014 includes net operating revenues of $0.6 million and a loss before income taxes of less than $0.1 million related to The Avalon Resort and Spa. Included in The Avalon’s operating results were approximately $0.1 million in acquisition related costs included in selling, general and administrative expenses in the Consolidated Statement of Operations for the year ended December 31, 2014.

The Company accounted for the acquisition of The Avalon Resort and Spa using the acquisition method of accounting, which requires among other things, the recognition of the assets acquired and the liabilities assumed at their respective fair values as of the acquisition date. As of December 31, 2014, the entire purchase price allocation is preliminary. The Company has received a preliminary third-party valuation of the acquired property, buildings, furniture and fixtures and any intangible assets of The Avalon Resort and Spa and, therefore, the values attributed to those acquired assets in the consolidated financial statements are subject to adjustment. As the Company finalizes the fair value of assets acquired and liabilities assumed, additional adjustments will be recorded during the measurement period.

The Avalon Resort and Spa’s assets and liabilities are recorded at fair value as of the date of acquisition. The purchase consideration and related preliminary estimated allocations are as follows (in thousands):

Assets acquired:
Property and equipment	$2,570
Other intangible assets	818
Assets acquired	$3,388

Liabilities assumed:
Deferred rental income	$266
Total liabilities assumed	$266

Total consideration	$3,122

Pro forma net operating revenues and results of operations for the acquisition of The Avalon Resort and Spa, had the acquisition occurred at the beginning of the applicable year ended December 31, 2014 or 2013, are not significant and, accordingly, are not provided.

Avalon Holdings Corporation and Subsidiaries

Note 4. Credit Facility

During July 2014, Avalon increased its unsecured line of credit agreement with The Huntington National Bank from $1 million to $5 million. Interest on borrowings accrues at LIBOR plus 2.70% and has a .25% nonuse fee. In March 2015 the maturity date on the line of credit agreement was extended to April 30, 2016. The line of credit agreement contains certain financial and other covenants, customary representations, warranties and events of defaults. Avalon was in compliance with the debt covenants at December 31, 2014. At December 31, 2014, the outstanding borrowings under the line of credit agreement were approximately $3.8 million. Amounts borrowed under the line of credit agreement were utilized to fund the acquisition of The Avalon Resort and Spa and related renovation and expansion. As of December 31, 2014, the Company had $1.2 million available under the line of credit agreement. At December 31, 2013, there were no borrowings under the line of credit agreement. The weighted average interest rate on outstanding borrowings under the line of credit agreement was 2.86% during 2014. At December 31, 2014, the interest rate was 2.85%.

Note 5. Property and Equipment

Property and equipment at December 31, 2014 and 2013 consists of the following (in thousands):

	2014	2013
Land and land improvements	$12,924	$11,887
Buildings and improvements	22,054	19,610
Machinery and equipment	8,559	3,088
Vehicles	493	455
Office furniture and fixtures	4,135	3,488
Construction in progress	2,961	2,591
	51,126	41,119
Less accumulated depreciation and amortization	(15,172)	(13,556)
Property and equipment, net	$35,954	$27,563

Note 6. Capital Leased Assets

In November 2003, Avalon entered into a long-term agreement with Squaw Creek Country Club to lease and operate its golf course and related facilities. The lease has an initial term of ten (10) years with four (4) consecutive ten (10) year renewal term options unilaterally exercisable by Avalon. Under the lease, Avalon is obligated to pay $15,000 in annual rent and make leasehold improvements of $150,000 per year. Amounts expended by Avalon for leasehold improvements during a given year in excess of $150,000 will be carried forward and applied to future leasehold improvement obligations. Based upon the amount of leasehold improvements already made and leasehold improvements anticipated to be made in the future, Avalon expects to exercise all its renewal options.

In addition, the captive landfill operations lease a piece of equipment that was determined to be a capital lease. The amount capitalized in the Consolidated Balance Sheets under the caption “Leased property under capital leases, net” was approximately $0.2 million and $0.3 million at December 31, 2014 and 2013, respectively.

Leased property under capital leases at December 31, 2014 and 2013 consists of the following (in thousands):

	2014	2013
Leased property under capital leases	$10,285	$10,116
Less accumulated amortization	(3,867)	(3,397)
Leased property under capital leases, net	$6,418	$6,719

Avalon Holdings Corporation and Subsidiaries

Note 7. Income Taxes

Income (loss) before income taxes for each of the two years in the period ended December 31, 2014 was subject to taxation under United States jurisdictions only. The provision for income taxes consists of the following (in thousands):

	2014	2013
Current:
Federal	$(2)	$(2)
State	75	99
	73	97
Deferred:
Federal	-	-
State	-	-
	-	-
	$73	$97

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2014 and 2013 are as follows (in thousands):

	2014	2013
Deferred tax assets:
Accounts receivable, allowance for doubtful accounts	$63	$63
Reserves not deductible until paid	269	236
Net operating loss carryforwards
Federal	2,252	1,851
State	726	604
Federal tax credit	340	296
Capital loss carryforward	10	10
Other	11	31
Gross deferred tax assets	3,671	3,091
Less valuation allowance	(1,418)	(942)
Deferred tax assets net of valuation allowance	$2,253	$2,149

Deferred tax liabilities:
Property and equipment	$(2,188)	$(2,141)
Other	(57)	-
Gross deferred tax liabilities	$(2,245)	$(2,141)
Net deferred tax asset	$8	$8

The $2,245,000 of deferred tax liabilities will reverse in the same period and jurisdiction and is of the same character as the temporary differences giving rise to the $2,253,000 of deferred tax assets. Avalon has not provided a valuation allowance on the amount of deferred tax assets that it estimates will be utilized as a result of these reviews. If future taxable income is less than the amount that has been assumed in assessing the recoverability of the deferred tax assets, then an increase in the valuation allowance will be required, with a corresponding increase to income tax expense. Likewise, should Avalon ascertain in the future that it is more likely than not that deferred tax assets will be realized in excess of the net deferred tax assets, all or a portion of the $1,418,000 valuation allowance as of December 31, 2014, would be reversed as a benefit to the provision for income taxes in the period such determination was made.

Avalon Holdings Corporation and Subsidiaries

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to income (loss) before income taxes as a result of the following differences (in thousands):

	2014	2013
Income (loss) before income taxes	$(1,185)	$535
Less net loss attributable to non-controlling interest in subsidiary	(178)	-
Income (loss) before income taxes of Avalon Holdings Corporation common shareholders	(1,007)	535
Federal statutory rate	35%	35%
	(352)	187
State income taxes, net of federal income tax benefits	49	64
Change in valuation allowance	476	(54)
Increase in available federal tax credit	(44)	(47)
Other nondeductible expenses	49	52
Increase in net operating loss carryforward:
State	(122)	(77)
Federal	(9)	-
Other, net	26	(28)
	$73	$97

Avalon is subject to income taxes in the U.S. federal and various states jurisdictions. With few exceptions, Avalon is no longer subject to U.S. federal, state and local income tax examinations by taxing authorities for the years before 2011. Avalon recognizes any interest and penalty assessed by taxing authorities as a component of interest expense and other expense, respectively. There were no accruals for the payment of interest and penalties for 2014 and 2013.

Avalon made net income tax payments of approximately $68,000 and $100,000 in 2014 and 2013, respectively. At December 31, 2014, Avalon has taxable loss carryforwards for federal income tax purposes aggregating approximately $6,624,000 which are available to offset future federal taxable income. These carryforwards expire in 2021 through 2034. Avalon has a capital loss carryforward for federal tax purposes of approximately $29,000 which is available to offset future federal capital gain income. This carryforward expires in 2016. In addition, at December 31, 2014, certain subsidiaries of Avalon have net operating loss carryforwards for state purposes which are available to offset future state taxable income. These carryforwards expire at various dates through 2035. A valuation allowance has been provided because it is more likely than not that the deferred tax assets relating to certain of the federal and state loss carryforwards will not be realized.

In September 2013 and August 2014 the Internal Revenue Service issued final regulations governing the income tax treatment of acquisitions, dispositions, and repairs of tangible property. Taxpayers are required to follow the new regulations for taxable years beginning on or after January 1, 2014.  Management has concluded that the impact of these new regulations did not have a material impact to the financial statements for the year ended December 31, 2014.

Note 8. Retirement Benefits

Avalon sponsors a defined contribution profit sharing plan that is a qualified tax deferred benefit plan under Section 401(k) of the Internal Revenue Code (the “Plan”). Substantially all employees are eligible to participate in the Plan. The Plan provides for employer discretionary cash contributions as determined by Avalon’s Board of Directors. Discretionary contributions vest on a graduated basis and become 100% vested after five years of service. Plan participants may also contribute a portion of their annual compensation to the Plan, subject to maximums imposed by the Internal Revenue Code and related regulations. The Board decided not to make a discretionary employer contribution for 2014 or 2013.

Note 9. Long-term Incentive Plan

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

Avalon Holdings Corporation and Subsidiaries

The following table is a summary of the stock option activity during 2014 and 2013:

	Number of Options Granted	Weighted Average Exercise Price	Weighted Average Fair Value at Grant Date
Outstanding at January 1, 2013	760,000	$2.63	$1.09
Options granted	-	-	-
Options exercised	-	-	-
Options cancelled or forfeited	-	-	-
Outstanding at December 31, 2013	760,000	2.63	1.09
Options granted	-	-	-
Options exercised	-	-	-
Options cancelled or forfeited	-	-	-
Outstanding at December 31, 2014	760,000	$2.63	$1.09
Options Vested	552,000
Exercisable at December 31, 2014	304,000

The stock options vest and become exercisable based upon achieving two critical metrics as follows:

1)	Contract Vesting Term: The stock options vest ratably over a five year period.
2)

The Avalon common stock price traded on a public stock exchange (NYSE Amex) must reach the predetermined vesting price within three years after the options become vested under the Contract Vesting Term.

The table below represents the period and predetermined stock price needed for vesting.

	Begins Vesting	Ends Vesting	Predetermined Vesting Price
Block 1	12 months after Grant Dates	48 months after Grant Dates	$3.43
Block 2	24 months after Grant Dates	60 months after Grant Dates	$4.69
Block 3	36 months after Grant Dates	72 months after Grant Dates	$6.43
Block 4	48 months after Grant Dates	84 months after Grant Dates	$8.81
Block 5	60 months after Grant Dates	96 months after Grant Dates	$12.07

Compensation costs were approximately $0.1 million for both the years ended December 31, 2014 and December 31, 2013, respectively, based upon the estimated fair value calculation. For the year ended December 31, 2013 additional compensation expense was recorded due to the Avalon common stock reaching the predetermined vesting price for Block 2 stock options that had vested, but had not yet become exercisable. The deferred tax benefit recorded was offset by an increase to the valuation allowance. As of December 31, 2014, there was approximately $0.1 million of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 1.26 years.

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

Avalon Holdings Corporation and Subsidiaries

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

Note 12. Lease Commitments

Avalon leases golf carts, machinery and equipment, and copiers under operating leases. Under capital leases, Avalon leases one piece of equipment and land and land improvements. Future commitments under long-term, operating leases and capital leases at December 31, 2014 are as follows (in thousands):

	Capital	Operating	Total
2015	$76	$344	$420
2016	76	344	420
2017	76	307	383
2018	15	228	243
2019	15	71	86
Thereafter	495	-	495
Total minimum lease payments	753	$1,294	$2,047
Less: amounts representing interest	362
Present value of minimum lease payments	391
Less: current portion of obligations under capital leases	58
Long-term portion of obligations under capital leases	$333

Rental expense included in the Consolidated Statements of Operations amounted to $0.4 million in 2014 and $0.3 million in 2013.

Note 13. Business Segment Information

Avalon’s reportable segments include waste management services and golf and related operations. In determining the segment information, Avalon considered its operating and management structure and the types of information subject to regular review by its “chief operating decision maker.” Using the criteria of ASC 280 Segment Reporting, Avalon’s reportable segments include waste management services and golf and related operations. Avalon accounts for intersegment net operating revenues as if the transactions were to third parties. The segment disclosures are presented on this basis for all years presented.

Avalon’s primary business segment, the waste management services segment, provides hazardous and nonhazardous brokerage and management services to industrial, commercial, municipal and governmental customers, captive landfill management for an industrial customer and salt water injection well operations. The golf and related operations segment includes the operations of golf courses, country clubs and related facilities, a hotel and travel agency. Revenue for the golf and related operations segment consists primarily of membership dues, greens fees, cart rentals, room rentals, merchandise sales, tennis, spa services and food and beverage sales. Avalon does not have significant operations located outside the United States and, accordingly, geographical segment information is not presented. In 2014, no customer individually accounted for 10% or more of Avalon’s consolidated net operating revenues. In 2013, one customer accounted for 17% of the waste management services segment’s net operating revenues to external customers and 13% of the consolidated net operating revenues.

The accounting policies of the segments are consistent with those described for the consolidated financial statements in the summary of significant accounting policies (see Note 2). Avalon measures segment profit for internal reporting purposes as income (loss) before taxes.

Avalon Holdings Corporation and Subsidiaries

Business segment information including the reconciliation of segment income to consolidated income (loss) before taxes is as follows (in thousands):

	2014	2013
Net operating revenues from:
Waste management services:
External customer revenues	$38,603	$47,243
Intersegment revenues	-	-
Total waste management services	38,603	47,243

Golf and related operations:
External customer revenues	12,869	12,227
Intersegment revenues	92	89
Total golf and related operations	12,961	12,316

Segment operating revenues	51,564	59,559
Intersegment eliminations	(92)	(89)
Total net operating revenues	$51,472	$59,470

Income (loss) before income taxes:
Waste management services	$2,899	$3,787
Golf and related operations	(1,175)	(336)
Segment income before taxes	1,724	3,451
Corporate interest income	1	1
Corporate interest expense	(38)	-
Corporate other income, net	32	35
General corporate expenses	(2,904)	(2,952)
Income (loss) before income taxes	$(1,185)	$535

Depreciation and amortization expense:
Waste management services	$506	$99
Golf and related operations	1,475	1,400
Corporate	174	137
Total	$2,155	$1,636

Capital expenditures:
Waste management services	$3,112	$2,939
Golf and related operations	4,459	797
Corporate	113	327
Total	$7,684	$4,063

Avalon Holdings Corporation and Subsidiaries

	December 31,
	2014	2013
Identifiable assets:
Waste management services	$19,381	$16,252
Golf and related operations	36,449	29,821
Corporate	44,613	43,997
Subtotal	100,443	90,070
Elimination of intersegment receivables	(42,599)	(34,491)
Total	$57,844	$55,579

The increase of $3.1 million in identifiable assets of the waste management services segment is primarily due to an increase in properties and equipment as result of the construction and drilling of two salt water injection well facilities. The increase of $6.6 million in identifiable assets of the golf and related operations is primarily due to the acquisition of The Avalon Resort and Spa and associated renovations on the facility.

Note 14. Certain Relationships and Related Transactions

In August 2013, Avalon created a new Ohio limited liability company, AWMS Holdings, LLC, to act as a holding company to form and own a series of wholly owned subsidiaries that will own and operate salt water injection wells and facilities (together the “facilities”). AWMS Holdings, LLC, offers investment opportunities to accredited investors by selling membership units of AWMS Holdings, LLC through private placement offerings. The monies received from these offerings, along with internally contributed capital, are used to construct the facilities necessary for the operation of salt water injection wells. American Water Management Services, LLC, a wholly owned subsidiary of Avalon, manages all the salt water injection well operations, including the marketing and sales function and all decisions regarding the well operations for a percentage of the gross revenues. As a result of the private placement offering, Avalon is not the majority owner of AWMS Holdings, LLC; however, due to the managerial control of American Water Management Services, LLC, the financial statements of AWMS Holdings, LLC and subsidiaries are included in Avalon’s consolidated financial statements. At December 31, 2014, Avalon owned approximately 47% of AWMS Holdings, LLC. At December 31, 2014, AWMS Holdings, LLC received approximately $1.0 million from management and outside directors of Avalon, who qualified as accredited investors.

In August 2013, AWMS Holdings, LLC formed its first wholly owned subsidiary, AWMS Rt. 169, LLC, to own and operate two salt water injection wells. AWMS Rt. 169, LLC leases 5.2 acres on which the salt water injection wells are located. Construction of the wells began in the fourth quarter of 2013, and in April 2014, the wells commenced operations accepting brine water for disposal.

As a result of a seismic event with a magnitude of 2.1 occurring on August 31, 2014, the Chief of the Division of Oil and Gas Resources Management (“Chief” or “Division”) issued Orders on September 3, 2014, to immediately suspend all operations of both of Avalon’s saltwater injection wells. The Orders were based on the findings that the two saltwater injection wells are located in close proximity to the area of known seismic activity and also that the saltwater injection wells pose a risk of increasing or creating seismic activity. The two saltwater injection wells are located approximately 112 feet apart. Based on these findings, the Chief ordered the immediate suspension of all operations of the two saltwater injection wells, until the Division can further evaluate the wells.

On September 5, 2014, Avalon submitted the information required by the Chief’s Order in regards to its AWMS #1 injection well. The Division reviewed all the information submitted by Avalon and additional data. Based upon this review, the Division concluded that with reasonable scientific certainty, the injection operations of AWMS #1 were not related to the deep seismic event that occurred on August 31, 2014. As a result, the Order suspending all operations of AWMS #1 was terminated effective September 18, 2014. As such, Avalon resumed injection operations of AWMS #1 consistent with all terms and conditions of the permit issued on July 18, 2013.

On September 19, 2014, Avalon submitted the information required by the Chief’s Order in regards to its AWMS #2 injection well. On October 3, 2014, Avalon filed an appeal to the Orders of the Chief disputing the basis for suspending operations of AWMS #2 and also the authority of the Chief to immediately suspend such operations. Currently, the operations of Avalon’s second injection well are still suspended. Avalon is seeking relief in the form of an order from the Commission that vacates the Orders. An appeal hearing is tentatively scheduled to occur in March of 2015.

Avalon Holdings Corporation and Subsidiaries

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Avalon Holdings Corporation

We have audited the accompanying consolidated balance sheets of Avalon Holdings Corporation and subsidiaries (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the two years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Avalon Holdings Corporation and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/GRANT THORNTON LLP

Cleveland, Ohio

March 12, 2015

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

With our participation, an evaluation of the effectiveness of our internal control over financial reporting was conducted as of December 31, 2014, based upon the framework and criteria established in Internal Control – Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2014.

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

/s/ Ronald E. Klingle	/s/ Bryan P. Saksa
Chief Executive Officer	Chief Financial Officer

March 12, 2015

Avalon Holdings Corporation and Subsidiaries

Company Location Directory

Corporate Office	Golf and Related Operations

Avalon Holdings Corporation	Avalon Golf and Country Club
One American Way	One American Way
Warren, Ohio 44484-5555	Warren, Ohio 44484-5555
(330) 856-8800	(330) 856-8898

Waste Management Services	Avalon Lakes Golf Course
One American Way
American Waste Management Services, Inc.	Warren, Ohio 44484-5555
One American Way	(330) 856-8898
Warren, Ohio 44484-5555
(330) 856-8800	Squaw Creek Golf Course
761 Youngstown-Kingsville Road
American Landfill Management, Inc.	Vienna, Ohio 44473
One American Way	(330) 539-5103
Warren, Ohio 44484-5555
(330) 856-8800	Avalon Country Club at Sharon, Inc.
1030 Forker Blvd.
American Construction Supply, Inc.	Hermitage, PA 16148-1566
One American Way	(724) 981-6700
Warren, Ohio 44484-5555
(330) 856-8800	The Avalon Resort and Spa LLC
9519 East Market Street
American Water Management Services, LLC	Warren, OH 44484-5555
One American Way	(330) 856-1900
Warren, Ohio 44484-5555
(330) 856-8800	Avalon Travel, Inc.
One American Way
AWMS Holdings, LLC	Warren, Ohio 44484-5555
One American Way	(330) 856-8400
Warren, Ohio 44484-5555
(330) 856-8800

AWMS Rt. 169, LLC
One American Way
Warren, Ohio 44484-5555
(330) 856-8800

Avalon Holdings Corporation and Subsidiaries

Directors and Officers

Directors	Officers

Ronald E. Klingle	Ronald E. Klingle
Chairman of the Board and Chief Executive Officer	Chairman of the Board and Chief Executive Officer
Executive Committee (Chairman)
Compensation Committee	Bryan P. Saksa
Chief Financial Officer and Treasurer
Kurtis D. Gramley
Chairman and Chief Executive Officer, Edgewood Surgical Hospital	Frances R. Klingle
Audit Committee (Chairman)	Chief Administrative Officer
Executive Committee
Option Plan Committee	Richard R. Fees
Controller
Stephen L. Gordon
Partner, Beveridge & Diamond, P.C.	Timothy C. Coxson
Compensation Committee	Secretary and Director of Corporate Financial Services
Audit Committee
Option Plan Committee (Chairman)

David G. Bozanich
Director of Finance, City of Youngstown
Audit Committee
Executive Committee
Option Plan Committee

Avalon Holdings Corporation and Subsidiaries

Shareholder Information

Common stock information

Avalon’s Class A Common Stock is listed on the NYSE Amex (symbol: AWX). Quarterly stock information for 2014 and 2013 as reported by The Wall Street Journal is as follows:

2014: Quarter Ended	High	Low	Close
March 31	$5.93	$5.01	$5.22
June 30	5.49	3.81	4.31
September 30	5.11	3.52	3.72
December 31	3.96	2.62	2.62

2013:
Quarter Ended	High	Low	Close
March 31	$4.22	$3.73	$4.12
June 30	4.06	3.29	3.74
September 30	5.91	3.41	5.38
December 31	5.62	4.97	5.20

No dividends were paid during 2014.

There are 338 Class A and 9 Class B Common Stock shareholders of record as of the close of business March 6, 2015. The number of holders is based upon the actual holders registered on the records of Avalon’s transfer agent and registrar and does not include holders of shares in “street names” or persons, partnerships, associations, corporations or other entities identified in security position listings maintained by depository trust companies.

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

Transfer agent and registrar

The transfer agent and registrar for Avalon is Broadridge Corporate Issuer Solutions, Inc. Regular mail correspondence should be sent to P.O. Box 1342, Brentwood, NY 11717 and overnight correspondence to ATTN: IWS, 1155 Long Island Avenue, Edgewood, NY 11717

Investor inquiries

Security analysts, institutional investors, shareholders, news media representatives and others seeking financial information or general information about Avalon are invited to direct their inquiries to Bryan P. Saksa, Chief Financial Officer and Treasurer, telephone (330) 856-8800.

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