Form 10-K, Exhibit 13
period 2015-12-31
AVALON HOLDINGS CORP
filed 2016-03-16
CIK 1061069

Exhibit 13.1

Financial Highlights

(in thousands, except for per share amounts)

For the year	2015	2014

Net operating revenues	$53,090	$51,472
Loss before income taxes	(1,163)	(1,185)
Net loss attributable to Avalon Holdings Corporation common shareholders	(712)	(1,080)
Net loss per share attributable to Avalon Holdings Corporation common shareholders	(0.19)	(0.28)

At year-end	2015	2014

Working capital	$641	$4,002
Total assets	62,302	57,844
Avalon Holdings Corporation Shareholders' Equity	38,781	39,437

The Company

Avalon Holdings Corporation provides waste management services to industrial, commercial, municipal and governmental customers in selected northeastern and midwestern U.S. markets, captive landfill management services and salt water injection well operations. Avalon Holdings Corporation also owns the Avalon Golf and Country Club, which includes the operation of golf courses, country clubs and related facilities and The Avalon Inn which operates a hotel and related amenities offered by the facility.

Contents

Financial Highlights	1

Management’s Discussion and Analysis of Financial Condition and Results of Operations	3

Consolidated Balance Sheets	15

Consolidated Statements of Operations	16

Consolidated Statements of Cash Flows	17

Consolidated Statements of Shareholders’ Equity	18

Notes to Consolidated Financial Statements	19

Reports of Independent Registered Public Accounting Firms	34

Management’s Annual Report on Internal Controls over Financial Reporting	36

Company Location Directory	37

Directors and Officers	38

Shareholder Information	39

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

Liquidity and Capital Resources

For the year ended December 31, 2015, Avalon utilized existing cash, cash provided by operations and borrowings under the line of credit facility to meet operating needs, fund capital expenditures and fund the renovation and expansion of The Avalon Inn as described below.

On August 1, 2014, Avalon, through a newly created subsidiary, The Avalon Resort and Spa LLC, completed the acquisition of The Magnuson Grand Hotel in Howland, Ohio for approximately $3.1 million in cash and the assumption of certain operating leases and some rental payment relief. The acquisition was primarily funded from borrowings under our line of credit facility of $2.9 million and cash on hand of approximately $0.2 million. Subsequent to the acquisition, The Magnuson Grand Hotel was renamed and now operates as The Avalon Inn (formerly renamed The Avalon Resort and Spa in August 2014). The primary assets of The Avalon Inn include the hotel, indoor swimming pool and adjoining tennis center. The Avalon Inn is located adjacent to Avalon’s corporate headquarters and the Avalon Lakes Golf Course.

In 2015, The Avalon Inn was in operation and in the process of being renovated and expanded. The renovations and expansion include a complete renovation of the existing facility and indoor junior Olympic sized swimming pool, new restaurants, bars, extensive conference facilities and complete fitness center.

The acquisition is consistent with the Company's business strategy in that The Avalon Inn provides guests with a self-contained vacation experience, offering hotel guests golf packages to all of the golf courses of the Avalon Golf and Country Club and allows its guests to utilize the facilities at each of the clubhouses. Members of the Avalon Golf and Country Club also have access to all of the amenities offered by The Avalon Inn. The Avalon Inn earns revenues through room rentals, food and beverage sales, merchandise sales, tennis and fitness activities.

The Company accounted for the acquisition of The Avalon Inn using the acquisition method of accounting, which requires among other things, the recognition of the assets acquired and the liabilities assumed at their respective fair values as of the acquisition date. The total purchase price was allocated to the acquired property, buildings, furniture and fixtures and liabilities assumed based upon management’s estimated fair values.

In 2015, Avalon incurred capital expenditures of $8.8 million and paid vendors $8.5 million for such expenditures. Such expenditures related principally to the renovation and expansion of The Avalon Inn. In 2014, Avalon incurred capital expenditures of $7.7 million and paid vendors $6.8 million for such expenditures. Such expenditures related principally to the renovation of The Avalon Inn, drilling of two salt water injection wells and the construction of related facilities, building improvements and equipment for the golf and related operations segment. Avalon’s aggregate capital expenditures in 2016 are expected to be in the range of $1 million to $2 million, which will principally relate to the continued renovation and expansion of The Avalon Inn, building improvements and equipment purchases.

Avalon Holdings Corporation and Subsidiaries

On May 21, 2015, Avalon and certain wholly owned subsidiaries entered into a line of credit agreement (the “Agreement”) with The Home Savings and Loan Company of Youngstown, Ohio providing for a line of credit of up to $9 million. On December 30, 2015, the Agreement was modified (the “Modification”) to extend the original maturity date of June 30, 2016 to March 31, 2017. The Modification also has the option to extend the maturity date one 90 day period upon written notice to the Lender at least 30 days before the maturity date subject to certain terms and conditions.

Borrowings under the line of credit agreement are secured by all business assets of the Company including accounts receivable, inventory, equipment and certain real property as defined in the Agreement. Interest on outstanding borrowings accrue at Prime Rate plus .25%. The line of credit agreement contains certain financial and other covenants, customary representations, warranties and events of defaults. Avalon was in compliance with the debt covenants at December 31, 2015.

Initial borrowings of $5.0 million under the Agreement were utilized to repay the total amount outstanding under the previous line of credit agreement with Huntington National Bank. The line of credit agreement with Huntington National Bank was terminated in conjunction with the repayment. Borrowings under the line of credit agreement with Huntington National Bank were utilized to fund the acquisition and renovation of The Avalon Inn.

At December 31, 2015, the outstanding borrowings under the Agreement were $8.0 million. As of December 31, 2015, the Company had $1.0 million available under the line of credit agreement. During the years ended December 31, 2015 and 2014, the weighted average interest rate on outstanding borrowings was 3.26% and 2.86%, respectively. At December 31, 2015, the interest rate was 3.75%.

In November 2003, Avalon entered into a long-term agreement with Squaw Creek Country Club to lease and operate its golf course and related facilities. The lease has an initial term of ten (10) years with four (4) consecutive ten (10) year renewal term options unilaterally exercisable by Avalon. Under the lease, Avalon is obligated to pay $15,000 in annual rent and make leasehold improvements of $150,000 per year. Amounts expended by Avalon for leasehold improvements during a given year in excess of $150,000 will be carried forward and applied to future leasehold improvement obligations. Based upon the amount of leasehold improvements already made, Avalon expects to exercise all of its remaining renewal options.

Working capital was $0.6 million at December 31, 2015 compared with $4.0 million at December 31, 2014. The decrease in working capital is primarily due to a decrease in cash and cash equivalents and an increase in accounts payable partially offset by an increase in accounts receivable described below. Cash and cash equivalents decreased primarily as a result of the utilization of funds associated with the renovation and expansion of The Avalon Inn.

Accounts receivable increased to $9.6 million at December 31, 2015 compared with $8.8 million at December 31, 2014 primarily as the result of an increase in the number of days outstanding of receivables from some of the larger customers of the waste brokerage and management services business.

Accounts payable increased to $8.0 million at December 31, 2015 compared with $6.4 million at December 31, 2014. The increase is primarily due to an increase in amounts due to disposal facilities and transportation carriers of the waste brokerage and management services business as a result of the timing of payments to vendors in the ordinary course of business.

The increase in deferred revenues at December 31, 2015 compared with December 31, 2014 is a result of an increase in the average number of members of the Avalon Golf and Country Club. Revenues related to membership dues are recognized proportionately over twelve months based upon the anniversary date of each membership. Such deferred revenues increased to $2.4 million at December 31, 2015 compared with $2.3 million at December 31, 2014.

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

Golf and Related Operations Segment

On August 1, 2014, the Company acquired The Avalon Inn which was subsequently integrated into the golf and related operations segment. The acquisition is consistent with the Company's business strategy in that The Avalon Inn provides guests with a self-contained vacation experience, offering hotel guests golf packages to all of the golf courses of the Avalon Golf and Country Club and allows its guests to utilize the facilities at each of the clubhouses. Members of the Avalon Golf and Country Club also have access to all of the amenities offered by The Avalon Inn. The Avalon Inn earns revenues through room rentals, food and beverage sales, merchandise sales, tennis and fitness activities. The Avalon Inn is open year-round and provides a consistent, comfortable environment where our guests can enjoy our various amenities and activities. Avalon believes that the combination of its three golf facilities and the addition of The Avalon Inn will result in additional memberships in the Avalon Golf and Country Club.

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

Avalon Holdings Corporation and Subsidiaries

Results of Operations

Avalon’s primary business segment, the waste management services segment, provides hazardous and nonhazardous waste brokerage and management services, captive landfill management services and salt water injection well operations. The golf and related operations segment includes the operation of golf courses, country clubs and related facilities, a hotel and travel agency.

Performance in 2015 compared with 2014

Overall Performance

Net operating revenues increased 3% to $53.1 million in 2015 compared with $51.5 million in 2014. This increase was due to an increase of $1.9 million, or a 15% increase, in net operating revenues of the golf and related operations segment partially offset by a decrease of $0.3 million in net operating revenues of the waste management services segment when compared to the prior year. The increase in net operating revenues for the golf and related operations segment was primarily attributable to net operating revenues of The Avalon Inn which was acquired in August 2014. Costs of operations increased to $44.2 million in 2015 compared with $42.7 million in 2014. The increase in cost of operations is primarily related to the increase in net operating costs associated with The Avalon Inn. Depreciation and amortization expense was $2.6 million in 2015 compared to $2.2 million in 2014. The increase is primarily the result of depreciation expense associated with The Avalon Inn and the salt water injection wells. Consolidated selling, general and administrative expenses were $7.6 million in 2015 compared to $8.0 million in 2014. The decrease in selling, general and administrative costs was due to decreased employee related costs and the net decrease in various administrative expenses which were partially offset by selling, general and administrative expenses associated with The Avalon Inn. Net loss attributable to Avalon Holdings Corporation common shareholders was $0.7 million, or $0.19 per share in 2015 compared with a net loss of $1.1 million, or $0.28 per share in 2014.

Segment Performance

Segment performance should be read in conjunction with Note 13 to the Consolidated Financial Statements.

Waste Management Services Segment

The net operating revenues of the waste management services segment decreased to approximately $38.3 million in 2015 compared with $38.6 million in 2014. The waste management services segment includes waste disposal brokerage and management services, captive landfill management operations and salt water injection well operations.

The net operating revenues of the waste brokerage and management services business increased to $35.9 million in 2015 from $35.7 million in 2014. This increase was primarily due to an increase of $1.0 million, or a 31% increase, in net operating revenues relating to managerial, consulting and clerical services that are provided for a single customer. Such services are entirely dependent on that customer’s needs. Net operating revenues relating to managerial, consulting and clerical services increased to $4.3 million in 2015 compared to $3.3 million in 2014. This increase was offset by a decrease of $0.8 million, or a 4% decrease, in net operating revenues associated with continuous work of the waste disposal brokerage business. Net operating revenues relating to continuous work decreased to $19.4 million in 2015 compared to $20.2 million in 2014. Net operating revenue relating to event work was $12.2 million in both 2015 and 2014. Event work is defined as bid projects under contract that occurs on a one-time basis over a short period of time. Such work can fluctuate significantly from year to year.

The net operating revenues of the captive landfill management operations were approximately $2.2 million in both 2015 and 2014. The net operating revenues of the captive landfill operations are almost entirely dependent upon the volume of waste generated by the owner of the landfill for whom Avalon manages the facility.

Avalon Holdings Corporation and Subsidiaries

The net operating revenues of the salt water injection wells were $0.2 million in 2015 compared to $0.7 million in 2014. As a result of a seismic event with a magnitude of 2.1 occurring on August 31, 2014, the Chief of the Division of Oil and Gas Resources Management (“Chief” or “Division”) issued Orders on September 3, 2014, to immediately suspend all operations of both of Avalon’s saltwater injection wells. The Orders were based on the findings that the two saltwater injection wells were located in close proximity to the area of known seismic activity and also that the saltwater injection wells pose a risk of increasing or creating seismic activity. The two saltwater injection wells are located approximately 112 feet apart. Based on these findings, the Chief ordered the immediate suspension of all operations of the two saltwater injection wells, until the Division could further evaluate the wells.

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

On September 19, 2014, Avalon submitted the information and a written plan required by the Chief’s Order proposing the establishment of certain operations and management controls on injections at the AWMS #2 injection well. The plan called for injection to resume at AWMS #2 at lower levels and monitored for seismicity. Under the plan, Avalon would gradually increase injection volumes over time based upon data obtained through monitoring.

On October 2, 2014, Avalon filed an appeal with the Ohio Oil and Gas Commission disputing the basis for suspending operations of AWMS #2 and also the authority of the Chief to immediately suspend such operations. On November 19, 2014, Avalon filed a Motion to Stay the execution of the suspension order.

On March 11, 2015, an appeal hearing was held and post hearing briefs were filed. The Chief stated during the hearing that the suspension is only temporary, and that he expects that AWMS #2 will be allowed to inject once the state’s final policymaking is complete.

On August 12, 2015, the Oil and Gas Commission upheld the temporary suspension of injection operations of AWMS #2 stating that the temporary suspension will allow the Chief to more fully evaluate the facts in anticipation of the Division’s implementation of a comprehensive regulatory plan that will specifically address injection-induced seismicity. In October 2015, the Division informed the Company that they were currently drafting the hydraulic fracturing induced seismicity policy and will start the Class II injection well policy once complete.

On September 8, 2015, Avalon filed an appeal with the Franklin County Court of Common Pleas. Avalon also filed a notice of appeal addressed to the Division. On October 16, 2015, the Division filed a motion to dismiss stating that although Avalon filed its notice of appeal with the Franklin County Court of Common Pleas, it did not file the notice of appeal with the Oil and Gas Commission as mandated by the Ohio Revised Code. On October 20, 2015, Avalon filed its notice of appeal with the Oil and Gas Commission. On December 18, 2015, the Franklin County Court of Common Pleas concluded that Avalon untimely filed its notice of appeal with the Oil and Gas Commission and thus did not comply with the Ohio Revised Code and that the Division’s motion to dismiss was granted. On January 4, 2016, Avalon filed an appeal with the Franklin County, Ohio 10th District Court of Appeals regarding the motion to dismiss ruling on the September 8, 2015 appeal. An appeal hearing is tentatively scheduled to occur in April of 2016.

Avalon was not in violation of any law, Ohio Regulation governing its operations or any of the terms and conditions of its injection permit, as acknowledged by the Division. The observed seismic events the Division used to justify the suspension order were of such magnitudes that occur every day in the State of Ohio. There were no documented complaints from the public concerning the observed seismic events. Avalon does not believe that there is substantial risk that the operations of AWMS #2 present an imminent danger to public health, safety or damage to the environment. The argument is further evidenced by the publication “Potential Injection-Induced Seismicity Associated with Oil & Gas Development: The Primer on Technical and Regulatory Considerations Informing Risk Management and Mitigation” released in 2015 stating that seismic events below 3.0 (approximately 22 times stronger than the August 31, 2014 event) are generally not felt by humans. This report was developed by the StatesFirst Induced Seismicity by Injection Work Group (“ISWG”) members (the State agencies) with input from the ISWG technical advisors (subject matter experts from academia, industry, federal agencies, and environmental organizations) to help better inform the public on technical and regulatory considerations associated with evaluation and response, seismic monitoring systems, information sharing, and the use of ground motion metrics. In addition, the Company also contends that other Class II injection wells within the geographical area have produced seismic events with similar and/or higher magnitudes and have been allowed to continue operations. Operations of AWMS #2 will remain temporarily suspended under the Chief’s order. In conjunction with the August 12, 2015 decision, Avalon temporarily suspended operations of AWMS #1 and will resume operations when a favorable ruling on AWMS #2 is received.

Avalon Holdings Corporation and Subsidiaries

Income before income taxes for the waste management services segment decreased to approximately $1.8 million in 2015 compared with $2.9 million in the prior year. The decrease is primarily due to the increased loss incurred related to the salt water injection wells during 2015 and the lower income before taxes of the waste brokerage and management services business. Income before income taxes of the waste brokerage and management services business was approximately $2.4 million in 2015 compared with $2.9 million in 2014. The overall gross margins of the waste brokerage and management services business decreased to approximately 17% in 2015 compared to 20% in the comparable prior period. The decrease is the result of lower gross margins on both continuous and event work. In addition, the overall lower average gross margin in 2015 compared to the prior year was due to increased managerial, consulting and clerical services for a single customer. The gross margins associated with this type of work are much lower than our traditional waste brokerage and management services’ margins. Income before income taxes of the captive landfill operations was $0.4 million in both 2015 and 2014. During 2015, the salt water injection wells incurred a loss before income taxes of $1.0 million due to the limited amount of water accepted for disposal as a result of the events described above, depreciation expense recorded on the facility and legal costs incurred relating to Avalon’s appeal process. During 2014, the salt water injection wells incurred a loss before income taxes of $0.4 million.

Golf and Related Operations Segment

Net operating revenues of the golf and related operations segment increased approximately 15% to $14.9 million in 2015 compared with $13.0 million in 2014. Net operating revenues increased primarily as a result of $2.2 million of net operating revenues related to The Avalon Inn during 2015 compared with $0.6 million during 2014. Net operating revenues also increased between periods due to an increase in food and beverage sales and membership dues.

Due to adverse weather conditions, net operating revenues relating to the golf courses, which are located in northeast Ohio and western Pennsylvania, were minimal during the first three months of 2015 and 2014. The average number of members during 2015 was 3,977 compared with 3,749 in the prior year. Although the net operating revenues from membership dues increased to $4.3 million during 2015 compared with $4.2 million in the prior year, the average net operating revenues per member from membership dues decreased due to a change in the mix between social and golf members and from promotional membership programs.

The golf and related operations segment incurred a loss before income taxes of less than $0.1 million in 2015 compared with a loss before income taxes of $1.2 million in 2014. The change between periods was primarily due to lower employee costs, lower food and beverage costs as a percentage of food and beverage revenue and lower operating expenses, including operating supplies and utilities relating to the golf courses and associated clubhouses. These lower costs were offset by the increased loss attributable to The Avalon Inn of approximately $0.6 million in 2015 compared to a loss of less than $0.1 million in 2014. The increased loss of $0.5 million attributable to The Avalon Inn between periods was caused by the limited number of rooms available to rent during renovation and an increase in depreciation expense recorded on the facility.

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

Avalon Holdings Corporation and Subsidiaries

General Corporate Expenses

General corporate expenses were $2.8 million in 2015 compared to $2.9 million in 2014. The decrease in general corporate expenses were due to decreased employee related costs and the accumulated net decrease in various corporate administrative expenses.

Net Loss

Net loss attributable to Avalon Holdings Corporation common shareholders was $0.7 million in 2015 compared with a net loss attributable to Avalon Holdings Corporation common shareholders of $1.1 million in 2014. Avalon recorded a state income tax provision in both 2015 and 2014, which was related entirely to the waste management and brokerage operations. Excluding the effect of this state tax provision and some minor tax credits, Avalon’s overall effective tax rate was 0% for both 2015 and 2014. The overall effective tax rate is different than statutory rates primarily due to a change in the valuation allowance. As such, Avalon’s income tax benefit in 2015 and 2014 were offset by a change in the valuation allowance. A valuation allowance has been provided when it is more likely than not that the deferred tax assets relating to certain federal and state loss carryforwards will not be realized. Avalon continues to maintain a valuation allowance against the majority of its deferred tax amounts until it is evident that the deferred tax asset will be utilized in the future.

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

Avalon Holdings Corporation and Subsidiaries

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

On September 19, 2014, Avalon submitted the information and a written plan required by the Chief’s Order proposing the establishment of certain operations and management controls on injections at the AWMS #2 injection well. The plan called for injection to resume at AWMS #2 at lower levels and monitored for seismicity. Under the plan, Avalon would gradually increase injection volumes over time based upon data obtained through monitoring.

On October 2, 2014, Avalon filed an appeal with the Ohio Oil and Gas Commission disputing the basis for suspending operations of AWMS #2 and also the authority of the Chief to immediately suspend such operations. On November 19, 2014, Avalon filed a Motion to Stay the execution of the suspension order.

On March 11, 2015, an appeal hearing was held and post hearing briefs were filed. The Chief stated during the hearing that the suspension is only temporary, and that he expects that AWMS #2 will be allowed to inject once the state’s final policymaking is complete.

On August 12, 2015, the Oil and Gas Commission upheld the temporary suspension of injection operations of AWMS #2 stating that the temporary suspension will allow the Chief to more fully evaluate the facts in anticipation of the Division’s implementation of a comprehensive regulatory plan that will specifically address injection-induced seismicity. In October 2015, the Division informed the Company that they were currently drafting the hydraulic fracturing induced seismicity policy and will start the Class II injection well policy once complete.

On September 8, 2015, Avalon filed an appeal with the Franklin County Court of Common Pleas. Avalon also filed a notice of appeal addressed to the Division. On October 16, 2015, the Division filed a motion to dismiss stating that although Avalon filed its notice of appeal with the Franklin County Court of Common Pleas, it did not file the notice of appeal with the Oil and Gas Commission as mandated by the Ohio Revised Code. On October 20, 2015, Avalon filed its notice of appeal with the Oil and Gas Commission. On December 18, 2015, the Franklin County Court of Common Pleas concluded that Avalon untimely filed its notice of appeal with the Oil and Gas Commission and thus did not comply with the Ohio Revised Code and that the Division’s motion to dismiss was granted. On January 4, 2016, Avalon filed an appeal with the Franklin County, Ohio 10th District Court of Appeals regarding the motion to dismiss ruling on the September 8, 2015 appeal. An appeal hearing is tentatively scheduled to occur in April of 2016.

Avalon Holdings Corporation and Subsidiaries

Avalon was not in violation of any law, Ohio Regulation governing its operations or any of the terms and conditions of its injection permit, as acknowledged by the Division. The observed seismic events the Division used to justify the suspension order were of such magnitudes that occur every day in the State of Ohio. There were no documented complaints from the public concerning the observed seismic events. Avalon does not believe that there is substantial risk that the operations of AWMS #2 present an imminent danger to public health, safety or damage to the environment. The argument is further evidenced by the publication “Potential Injection-Induced Seismicity Associated with Oil & Gas Development: The Primer on Technical and Regulatory Considerations Informing Risk Management and Mitigation” released in 2015 stating that seismic events below 3.0 (approximately 22 times stronger than the August 31, 2014 event) are generally not felt by humans. This report was developed by the StatesFirst Induced Seismicity by Injection Work Group (“ISWG”) members (the State agencies) with input from the ISWG technical advisors (subject matter experts from academia, industry, federal agencies, and environmental organizations) to help better inform the public on technical and regulatory considerations associated with evaluation and response, seismic monitoring systems, information sharing, and the use of ground motion metrics. In addition, the Company also contends that other Class II injection wells within the geographical area have produced seismic events with similar and/or higher magnitudes and have been allowed to continue operations. Operations of AWMS #2 will remain temporarily suspended under the Chief’s order. In conjunction with the August 12, 2015 decision, Avalon temporarily suspended operations of AWMS #1 and will resume operations when a favorable ruling on AWMS #2 is received.

Avalon assessed the recoverability of the carrying values of the salt water injection wells based on the Chief’s decision to temporarily suspend operations of the wells. Avalon estimated future cash flows directly associated with and which are expected to arise as a direct result of the wells once the temporary suspension is lifted. The assumptions used by management in developing the estimates of future cash flows were based on current market conditions and comparable prior periods while under operation. Based on the estimated undiscounted sum of the future cash flows, the net book value of the property, plant and equipment relating to the wells of approximately $4.8 million at December 31, 2015 was recoverable in less than the estimated remaining useful life of those assets.

Management will continue to consider whether indicators of impairment are present and test for recoverability, as necessary, but there can be no guarantee that the salt water injection wells will resume operations in the near future. If management concludes that the suspension is other than temporary and the carrying amount of the salt water injection wells are not recoverable, Avalon may record an impairment charge up to $4.8 million, the carrying value of the salt water injection wells.

Economic challenges throughout the industries served by Avalon may result in payment defaults by customers. While Avalon continuously endeavors to limit customer credit risks, customer-specific financial downturns are not controllable by management. Significant customer payment defaults would have a material adverse impact upon Avalon’s future financial performance.

The Avalon Golf and Country Club operates golf courses and related clubhouses at each of its three facilities. The Avalon Golf and Country Club facilities also offer swimming pools, fitness centers, tennis courts, dining and banquet facilities and spa services. In addition, The Avalon Inn provides guests with a self-contained vacation experience, offering hotel guests golf packages to all of the golf courses of the Avalon Golf and Country Club and allows its guests to utilize the facilities at each of the clubhouses. Members of the Avalon Golf and Country Club also have access to all of the amenities offered by The Avalon Inn. The Avalon Golf and Country Club competes with many public courses and country clubs in the area. Although the golf courses continue to be available to the general public, the primary source of revenues is derived from the members of the Avalon Golf and Country Club. Avalon believes that the combination of its three facilities and the addition of The Avalon Inn will result in additional memberships in the Avalon Golf and Country Club. The ability to retain current members and attract new members has been an ongoing challenge. Although Avalon was able to increase the number of members of the Avalon Golf and Country Club, as of December 31, 2015, Avalon has not attained its membership goals. There can be no assurance as to when such goals will be attained and when the golf and related operations will ultimately become profitable. Avalon is continually using different marketing strategies to attract new members, such as local television advertising and various membership promotions. A significant decline in members could adversely affect the future financial performance of Avalon.

Avalon Holdings Corporation and Subsidiaries

All three of Avalon’s golf course operations and The Avalon Inn currently hold liquor licenses for their respective facilities. If, for some reason, any one of these facilities were to lose their liquor license, the financial performance of the golf and related operations would be adversely affected.

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

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make judgments, assumptions, and estimates that affect reported amounts. Significant accounting policies used in the preparation of Avalon’s Consolidated Financial Statements are described in Note 2 to the consolidated financial statements. Estimates are used when accounting for, among other things, the allowance for doubtful accounts, estimated useful lives of property and equipment used to depreciate and amortize the assets, asset impairments, compensation costs relating to stock options granted, contingencies and administrative proceedings, environmental matters and taxes.

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

Avalon Holdings Corporation and Subsidiaries

The expected term, or time until the option is exercised, is typically based on historical exercising behavior of previous option holders of a company’s stock. Due to the fact that the Company has had no historical exercising activity, we estimate the expected term of each award to be half the maximum term.

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

Avalon recognizes deferred tax assets and liabilities based on differences between financial statement carrying amounts and the tax bases of assets and liabilities. Avalon also records tax benefits when it believes that it is more likely than not that the benefit will be sustained by the tax authority. Avalon regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance based upon historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences to reduce its deferred assets to the amount that it believes is more likely than not to be realized. Avalon has considered future taxable income in assessing the need for the valuation allowance. The $2,482,000 of deferred tax liabilities will reverse in the same period and jurisdiction and is of the same character as the temporary differences giving rise to the $2,490,000 of deferred tax assets. Avalon has not provided a valuation allowance on the amount of deferred tax assets that it estimates will be utilized as a result of these reviews. The net deferred tax asset of $8,000 as of December 31, 2015 is likely to be utilized upon the filing of certain state tax returns. If future taxable income is less than the amount that has been assumed in assessing the recoverability of the deferred tax assets, then an increase in the valuation allowance will be required, with a corresponding increase to income tax expense. Likewise, should Avalon ascertain in the future that it is more likely than not that deferred tax assets will be realized in excess of the net deferred tax assets, all or a portion of the $1,651,000 valuation allowance as of December 31, 2015, would be reversed as a benefit to the provision for income taxes in the period such determination was made.

Avalon Holdings Corporation and Subsidiaries

Recent Accounting Pronouncements

In May 2014, FASB issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers, to clarify the principles used to recognize revenue for all entities. Under ASU 2014-09, a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The new guidance establishes a five-step approach for the recognition of revenue. ASU 2014-09 is effective for annual periods beginning after December 15, 2017. Avalon is currently evaluating the impact the adoption of this guidance will have on its financial position, results of operations, cash flows and related disclosures and does not anticipate that the new guidance will fundamentally change our revenue recognition policies, practices or systems.

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

In February 2015, the FASB issued ASU 2015-02, Amendments to the Consolidation Analysis. The new standard makes changes to the variable interest model. This guidance becomes effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. All reporting entities involved with limited partnerships will have to re-evaluate whether these entities qualify for consolidation and revise documentation accordingly. The Company is currently evaluating the potential impact that ASU 2015-02 may have on its financial position and results of operations. The adoption of this standard is not expected to have an impact on Avalon’s financial position, results of operations or financial statement disclosures.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, which simplifies the presentation of deferred income taxes by eliminating the need for entities to separate deferred income tax liabilities and assets into current and noncurrent amounts in a classified statement of financial position. This amendment is effective for annual periods beginning after December 15, 2016. The Company is currently evaluating the potential impact that ASU 2015-17 may have on its financial position and results of operations. The adoption of this standard is not expected to have an impact on Avalon’s financial position, results of operations or financial statement disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases. The new standard establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is currently evaluating the impact of our pending adoption of the new standard on our consolidated financial statements.

The Company reviews new accounting standards as issued. The Company has considered all other recently issued accounting pronouncements and does not believe that adoption of such pronouncement will have a material impact on its financial statements.

Avalon Holdings Corporation and Subsidiaries

Consolidated Balance Sheets

(in thousands, except for share data)

	December 31,
	2015	2014
Assets
Current Assets:
Cash and cash equivalents	$1,814	$4,329
Accounts receivable, less allowance for doubtful accounts of $235 in 2015 and $168 in 2014	9,579	8,750
Inventories	830	947
Prepaid expenses	487	474
Refundable income taxes	33	8
Other current assets	45	45
Total current assets	12,788	14,553

Property and equipment, net	43,386	35,954
Leased property under capital leases, net	6,042	6,418
Noncurrent deferred tax asset	8	8
Other assets, net	78	911
Total assets	$62,302	$57,844

Liabilities and Equity
Current liabilities:
Current portion of obligations under capital leases	$59	$58
Accounts payable	8,022	6,429
Accrued payroll and other compensation	618	714
Accrued income taxes	-	8
Other accrued taxes	380	379
Deferred revenues	2,401	2,256
Other liabilities and accrued expenses	667	707
Total current liabilities	12,147	10,551

Revolving line of credit	7,975	3,800
Obligations under capital leases, net of current portion	274	333
Asset retirement obligation	100	100
Deferred rental income	50	138
Contingencies and commitments

Equity:
Avalon Holdings Corporation Shareholders' Equity:
Class A Common Stock, $.01 par value, one vote per share: authorized 10,500,000 shares; issued and outstanding 3,191,100 shares at December 31, 2015 and 2014	32	32
Class B Common Stock, $.01 par value, ten votes per share: authorized 1,000,000 shares; issued and outstanding 612,231 shares at December 31, 2015 and 2014	6	6
Paid-in capital	58,924	58,868
Accumulated deficit	(20,181)	(19,469)
Total Avalon Holdings Corporation Shareholders' Equity	38,781	39,437
Non-controlling interest in subsidiary	2,975	3,485
Total equity	41,756	42,922
Total liabilities and equity	$62,302	$57,844

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Operations

(in thousands, except for per share amounts)

	Year Ended December 31,
	2015	2014

Net operating revenues	$53,090	$51,472

Costs and expenses:
Costs of operations	44,197	42,687
Depreciation and amortization expense	2,560	2,155
Selling, general and administrative expenses	7,635	8,026
Operating loss	(1,302)	(1,396)

Other income (expense):
Interest expense	(147)	(58)
Interest income	-	1
Other income, net	286	268
Loss before income taxes	(1,163)	(1,185)

Provision for income taxes	59	73
Net loss	(1,222)	(1,258)

Less net loss attributable to non-controlling interest in subsidiary	(510)	(178)
Net loss attributable to Avalon Holdings Corporation common shareholders	$(712)	$(1,080)

Loss per share attributable to Avalon Holdings Corporation common shareholders
Basic and diluted net loss per share	$(0.19)	$(0.28)

Weighted average shares outstanding - basic	3,803	3,803
Weighted average shares outstanding - diluted	3,803	3,803

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2015	2014

Operating activities:
Net loss	$(1,222)	$(1,258)
Reconciliation of net loss to cash provided by operating activities:
Depreciation and amortization expense	2,560	2,155
Compensation costs - stock options	56	80
Deferred rental income	(88)	(38)
Provision for losses on accounts receivable	85	56
Gain from disposal of property and equipment	-	(2)
Accretion of asset retirement obligation	-	25
Change in operating assets and liabilities, net of effect of acquisition:
Accounts receivable	(914)	1,395
Inventories	117	(132)
Prepaid expenses	(13)	(125)
Refundable income taxes	(25)	(5)
Other current assets	-	(30)
Other assets	10	12
Accounts payable	1,323	(2,566)
Accrued payroll and other compensation	(96)	165
Accrued income taxes	(8)	7
Other accrued taxes	1	72
Deferred revenues	145	(9)
Other liabilities and accrued expenses	(40)	252
Net cash provided by operating activities	1,891	54

Investing activities:
Capital expenditures	(8,523)	(6,790)
Acquisition of The Avalon Inn	-	(3,122)
Proceeds from disposal of property and equipment	-	14
Net cash used in investing activities	(8,523)	(9,898)

Financing activities:
Proceeds from subsidiary private placement offering	-	700
Borrowings under line of credit facilities	9,175	3,800
Repayment under line of credit facilities	(5,000)	-
Cash distributions to non-controlling interest in subsidiary	-	(87)
Principal payments on capital lease obligations	(58)	(55)
Contribution to paid-in capital	-	17
Net cash provided by financing activities	4,117	4,375

Decrease in cash and cash equivalents	(2,515)	(5,469)
Cash and cash equivalents at beginning of year	4,329	9,798
Cash and cash equivalents at end of year	$1,814	$4,329

Supplemental disclosure of cash flow information:

Significant non-cash operating and investing activities:
Capital expenditures included in accounts payable	$270	$894

Cash paid during the year for interest	$244	$58
Cash paid during the year for income taxes	$94	$68

See accompanying notes to consolidated financial statements

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Shareholders’ Equity

(in thousands)

	For the Years Ended December 31, 2015 and 2014

	Shares		Common Stock		Paid-in	Accumulated	Total Avalon Shareholders'	Non- controlling Interest in
	Class A	Class B	Class A	Class B	Capital	Deficit	Equity	Subsidiary	Total

Balance at January 1, 2014	3,191	612	$32	$6	$58,771	$(18,389)	$40,420	$3,050	$43,470

Stock options - compensation costs	-	-	-	-	80	-	80	-	80

Investment in subsidiary from accredited investors	-	-	-	-	-	-	-	700	700

Cash distributions to non-controlling interest in subsidiary								(87)	(87)

Contribution to paid-in capital	-	-	-	-	17	-	17	-	17

Net loss	-	-	-	-	-	(1,080)	(1,080)	(178)	(1,258)

Balance at December 31, 2014	3,191	612	32	6	58,868	(19,469)	39,437	3,485	42,922

Stock options - compensation costs	-	-	-	-	56	-	56	-	56

Net loss	-	-	-	-	-	(712)	(712)	(510)	(1,222)

Balance at December 31, 2015	3,191	612	$32	$6	$58,924	$(20,181)	$38,781	$2,975	$41,756

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 1.	Description of the Business

Avalon Holdings Corporation (“Avalon” or the “Company”) was formed on April 30, 1998 as a subsidiary of American Waste Services, Inc. (“AWS”). On June 17, 1998, AWS distributed, as a special dividend, all of the outstanding shares of capital stock of Avalon to the holders of AWS common stock on a pro rata and corresponding basis.

Avalon provides waste management services to industrial, commercial, municipal and governmental customers in selected northeastern and midwestern U.S. markets, captive landfill management for an industrial customer and salt water injection well operations. In addition, Avalon owns the Avalon Golf and Country Club, which includes the operation and management of three golf courses and associated clubhouses, fitness centers, tennis courts, spa services, dining and banquet facilities and a travel agency. Avalon also owns The Avalon Inn which operates a hotel and related amenities including dining, banquet and conference facilities, fitness center, indoor junior Olympic size swimming pool and tennis courts.

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

Cash and cash equivalents

Cash and cash equivalents include money market instruments that are stated at cost, which approximate fair value. Investments with original maturities of three months or less from date of purchase are considered to be cash equivalents for purposes of the Consolidated Statements of Cash Flows and Consolidated Balance Sheets. Such investments are not insured by the Federal Deposit Insurance Corporation. The balance of cash and cash equivalents was $1.8 million and $4.3 million at December 31, 2015 and 2014, respectively.

Avalon maintains its cash balances in various financial institutions. These balances may, at times, exceed federal insured limits. Avalon has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk relating to its cash and cash equivalents.

Inventories

Inventories are stated at the lower of cost or market. Cost of inventories is determined by the average cost method. If necessary, a provision for potentially obsolete or slow-moving inventory is made based on management’s analysis of inventory levels and future sales forecasts.

Avalon Holdings Corporation and Subsidiaries

Financial instruments

The Company follows the guidance included in the Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, for its financial assets and liabilities. The fair value of financial instruments consisting of cash, cash equivalents, accounts receivable, and accounts payable at December 31, 2015 and 2014 approximates carrying value due to the relative short maturity of these financial instruments.

The fair value of debt under the Company’s line of credit facility approximates carrying value due to the floating interest rates and relative short maturity of the revolving borrowings under this agreement.

Property and equipment

Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful life of the asset which varies from 10 to 30 years for land improvements; 5 to 50 years in the case of buildings and improvements; and from 3 to 10 years for machinery and equipment, vehicles and office furniture and equipment (See Note 5).

Major additions and improvements are charged to the property and equipment accounts while replacements, maintenance and repairs, which do not improve or extend the life of the respective asset, are expensed as incurred. The cost of assets retired or otherwise disposed of and the related accumulated depreciation is eliminated from the accounts in the year of disposal. Gains or losses resulting from disposals of property and equipment are credited or charged to operations. Interest costs are capitalized on significant construction projects.

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

Revenue recognition

Avalon recognizes revenue for waste management services as services are performed. Revenues for the golf and related operations are recognized as services are provided with the exception of annual membership dues which are recognized proportionately over twelve months based upon each member’s anniversary date. The deferred revenue relating to membership dues was approximately $2.4 million and $2.3 million at December 31, 2015 and 2014, respectively.

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

Avalon Holdings Corporation and Subsidiaries

Noncontrolling interest

Under FASB ASC 810-10, Consolidations – Overall (“ASC 810-10”), a company must determine whether it has a variable interest in a legal entity being evaluated for consolidation. A variable interest entity (“VIE”) is consolidated in the financial statements if the company has the power to direct activities that most significantly impact the economic performance of the VIE and has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

As a result of a private placement offering, Avalon is not the majority owner of AWMS Holdings, LLC. At December 31, 2015 and 2014, respectively, Avalon owns approximately 47% of AWMS Holdings, LLC. In accordance ASC 810-10, due to the managerial control of AWMS Water Solutions, LLC (formerly American Water Management Services, LLC), AWMS Holdings, LLC is a VIE, and the financial statements of AWMS Holdings, LLC and subsidiaries are included in Avalon’s consolidated financial statements. ASC 810-10 requires noncontrolling interests to be reported as a separate component of equity. The amount of net loss attributable to the noncontrolling interest is recorded in “net loss attributable to noncontrolling interest” in our Consolidated Statements of Operations (See Note 14).

Share-based compensation

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

The expected term, or time until the option is exercised, is typically based on historical exercising behavior of previous option holders of a company’s stock. Due to the fact that the Company has had no historical exercising activity, we estimate the expected term of each award to be half the maximum term.

Avalon amortizes the grant date fair value of the stock options over the expected term or requisite service period. If accelerated vesting occurs based on the market performance of Avalon’s common stock, the compensation costs related to the vested stock options that have not previously been amortized are recognized upon vesting.

Asset retirement obligation

Avalon recorded an estimated asset retirement obligation of $0.1 million at December 31, 2015 and 2014, respectively, to plug and abandon the two salt water injection wells based upon an estimate from an experienced and qualified third party.

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

For the golf and related operations segment, Avalon does not believe there was a triggering event in 2015 or 2014 as future cash flows have not changed significantly and asset values have remained relatively stable.

For the waste management services segment, as a result of a seismic event with a magnitude of 2.1 occurring on August 31, 2014, the Chief of the Division of Oil and Gas Resources Management (“Chief” or “Division”) issued Orders on September 3, 2014, to immediately suspend all operations of both of Avalon’s saltwater injection wells. The Orders were based on the findings that the two saltwater injection wells were located in close proximity to the area of known seismic activity and also that the saltwater injection wells pose a risk of increasing or creating seismic activity. The two saltwater injection wells are located approximately 112 feet apart. Based on these findings, the Chief ordered the immediate suspension of all operations of the two saltwater injection wells, until the Division could further evaluate the wells.

Avalon Holdings Corporation and Subsidiaries

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

On September 19, 2014, Avalon submitted the information and a written plan required by the Chief’s Order proposing the establishment of certain operations and management controls on injections at the AWMS #2 injection well. The plan called for injection to resume at AWMS #2 at lower levels and monitored for seismicity. Under the plan, Avalon would gradually increase injection volumes over time based upon data obtained through monitoring.

On October 2, 2014, Avalon filed an appeal with the Ohio Oil and Gas Commission disputing the basis for suspending operations of AWMS #2 and also the authority of the Chief to immediately suspend such operations. On November 19, 2014, Avalon filed a Motion to Stay the execution of the suspension order.

On March 11, 2015, an appeal hearing was held and post hearing briefs were filed. The Chief stated during the hearing that the suspension is only temporary, and that he expects that AWMS #2 will be allowed to inject once the state’s final policymaking is complete.

On August 12, 2015, the Oil and Gas Commission upheld the temporary suspension of injection operations of AWMS #2 stating that the temporary suspension will allow the Chief to more fully evaluate the facts in anticipation of the Division’s implementation of a comprehensive regulatory plan that will specifically address injection-induced seismicity. In October 2015, the Division informed the Company that they were currently drafting the hydraulic fracturing induced seismicity policy and will start the Class II injection well policy once complete.

On September 8, 2015, Avalon filed an appeal with the Franklin County Court of Common Pleas. Avalon also filed a notice of appeal addressed to the Division. On October 16, 2015, the Division filed a motion to dismiss stating that although Avalon filed its notice of appeal with the Franklin County Court of Common Pleas, it did not file the notice of appeal with the Oil and Gas Commission as mandated by the Ohio Revised Code. On October 20, 2015, Avalon filed its notice of appeal with the Oil and Gas Commission. On December 18, 2015, the Franklin County Court of Common Pleas concluded that Avalon untimely filed its notice of appeal with the Oil and Gas Commission and thus did not comply with the Ohio Revised Code and that the Division’s motion to dismiss was granted. On January 4, 2016, Avalon filed an appeal with the Franklin County, Ohio 10th District Court of Appeals regarding the motion to dismiss ruling on the September 8, 2015 appeal. An appeal hearing is tentatively scheduled to occur in April of 2016.

Avalon was not in violation of any law, Ohio Regulation governing its operations or any of the terms and conditions of its injection permit, as acknowledged by the Division. The observed seismic events the Division used to justify the suspension order were of such magnitudes that occur every day in the State of Ohio. There were no documented complaints from the public concerning the observed seismic events. Avalon does not believe that there is substantial risk that the operations of AWMS #2 present an imminent danger to public health, safety or damage to the environment. The argument is further evidenced by the publication “Potential Injection-Induced Seismicity Associated with Oil & Gas Development: The Primer on Technical and Regulatory Considerations Informing Risk Management and Mitigation” released in 2015 stating that seismic events below 3.0 (approximately 22 times stronger than the August 31, 2014 event) are generally not felt by humans. This report was developed by the StatesFirst Induced Seismicity by Injection Work Group (“ISWG”) members (the State agencies) with input from the ISWG technical advisors (subject matter experts from academia, industry, federal agencies, and environmental organizations) to help better inform the public on technical and regulatory considerations associated with evaluation and response, seismic monitoring systems, information sharing, and the use of ground motion metrics. In addition, the Company also contends that other Class II injection wells within the geographical area have produced seismic events with similar and/or higher magnitudes and have been allowed to continue operations. Operations of AWMS #2 will remain temporarily suspended under the Chief’s order. In conjunction with the August 12, 2015 decision, Avalon temporarily suspended operations of AWMS #1 and will resume operations when a favorable ruling on AWMS #2 is received.

Avalon Holdings Corporation and Subsidiaries

In accordance with FASB ASC 360-10-35, Property, Plant and Equipment – Overall – Subsequent Measurement. Avalon assessed the recoverability of the carrying values of the salt water injection wells based on the Chief of the Division of Oil and Gas Resources Management’s decision to temporarily suspend operations of the wells. Avalon estimated future cash flows directly associated with and which are expected to arise as a direct result of the wells once the temporary suspension is lifted. The assumptions used by management in developing the estimates of future cash flows were based on current market conditions and comparable prior periods while in operation. Based on the estimated undiscounted sum of the future cash flows, the net book value of the property, plant and equipment relating to the wells of approximately $4.8 million at December 31, 2015 was recoverable in less than the estimated remaining useful life of those assets.

Management will continue to consider whether indicators of impairment are present and test for recoverability, as necessary, but there can be no guarantee that the salt water injection wells will resume operations. If management concludes that the suspension is other than temporary and the carrying amount of the salt water injection wells are not recoverable, Avalon may record an impairment charge up to $4.8 million, the carrying value of the salt water injection wells.

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

Basic and diluted net income (loss) per share

Basic net loss per share attributable to Avalon Holdings Corporation common shareholders for the years ended December 31, 2015 and 2014 is computed by dividing the net loss by the weighted average number of common shares outstanding, which were 3,803,331 for each period.

Diluted net income (loss) per share attributable to Avalon Holdings Corporation common shareholders is computed by dividing net income (loss) by the weighted average number of common shares outstanding plus any weighted common equivalent shares determined to be outstanding during the period using the treasury method. The weighted common equivalent shares included in the calculation are related to stock options granted by Avalon where the weighted average market price of Avalon’s common stock for the period presented is greater than the option exercise price of the stock option. For the years ended December 31, 2015 and 2014, the diluted per share amounts reported are equal to basic per share amounts because Avalon was in a net loss position and as a result, such dilution would be considered anti-dilutive. Assuming dilution, the weighted average number of common shares outstanding for the years ended December 31, 2015 and 2014 was 3,848,002 and 4,091,862, respectively.

The loss per share calculations for the years ended December 31, 2015 and 2014 are as follows (in thousands, except per share amounts):

	2015	2014
Net loss attributable to Avalon Holdings Corporation common shareholders	$(712)	$(1,080)

Shares used in computing basic loss per share	3,803	3,803
Potentially dilutive shares from stock options	-	-
Shares used in computing diluted loss per share	3,803	3,803

Loss per share attributable to Avalon Holdings Corporation common shareholders
Basic and diluted net loss per share	$(0.19)	$(0.28)

Recent accounting pronouncements

In May 2014, FASB issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers, to clarify the principles used to recognize revenue for all entities. Under ASU 2014-09, a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The new guidance establishes a five-step approach for the recognition of revenue. ASU 2014-09 is effective for annual periods beginning after December 15, 2017. Avalon is currently evaluating the impact the adoption of this guidance will have on its financial position, results of operations, cash flows and related disclosures and does not anticipate that the new guidance will fundamentally change our revenue recognition policies, practices or systems.

Avalon Holdings Corporation and Subsidiaries

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

In February 2015, the FASB issued ASU 2015-02, Amendments to the Consolidation Analysis. The new standard makes changes to the variable interest model. This guidance becomes effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. All reporting entities involved with limited partnerships will have to re-evaluate whether these entities qualify for consolidation and revise documentation accordingly. The Company is currently evaluating the potential impact that ASU 2015-02 may have on its financial position and results of operations. The adoption of this standard is not expected to have an impact on Avalon’s financial position, results of operations or financial statement disclosures.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, which simplifies the presentation of deferred income taxes by eliminating the need for entities to separate deferred income tax liabilities and assets into current and noncurrent amounts in a classified statement of financial position. This amendment is effective for annual periods beginning after December 15, 2016. The Company is currently evaluating the potential impact that ASU 2015-17 may have on its financial position and results of operations. The adoption of this standard is not expected to have an impact on Avalon’s financial position, results of operations or financial statement disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases. The new standard establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is currently evaluating the impact of our pending adoption of the new standard on our consolidated financial statements.

The Company reviews new accounting standards as issued. The Company has considered all other recently issued accounting pronouncements and does not believe that adoption of such pronouncement will have a material impact on its financial statements.

Note 3.	Acquisition

On August 1, 2014, Avalon, through a newly created subsidiary, The Avalon Resort and Spa LLC, completed the acquisition of The Magnuson Grand Hotel in Howland, Ohio for approximately $3.1 million in cash and the assumption of certain operating leases and some rental payment relief. The acquisition was primarily funded from borrowings under our line of credit facility of $2.9 million and cash on hand of approximately $0.2 million. Subsequent to the acquisition, The Magnuson Grand Hotel was renamed and now operates as The Avalon Inn (formerly renamed The Avalon Resort and Spa in August 2014). The primary assets of The Avalon Inn include the hotel, indoor swimming pool and adjoining tennis center. The Avalon Inn is located adjacent to Avalon’s corporate headquarters and the Avalon Lakes Golf Course.

In 2015, The Avalon Inn was in operation and in the process of being renovated and expanded. The renovations and expansion include a complete renovation of the existing facility and indoor junior Olympic sized swimming pool, new restaurants, bars, extensive conference facilities and complete fitness center.

The acquisition is consistent with the Company's business strategy in that The Avalon Inn provides guests with a self-contained vacation experience, offering hotel guests golf packages to all of the golf courses of the Avalon Golf and Country Club and allows its guests to utilize the facilities at each of the clubhouses. Members of the Avalon Golf and Country Club also have access to all of the amenities offered by The Avalon Inn. The Avalon Inn earns revenues through room rentals, food and beverage sales, merchandise sales, tennis and fitness activities.

Avalon Holdings Corporation and Subsidiaries

The operating results of The Avalon Inn have been included within the Company’s Consolidated Statements of Operations and within Avalon's golf and related operations segment since the date of acquisition. The Consolidated Statement of Operations for the year ended December 31, 2015 includes net operating revenues of $2.2 million and a loss before income taxes of $0.6 million related to The Avalon Inn. The Company’s Consolidated Statement of Operations for the year ended December 31, 2014 includes net operating revenues of $0.6 million and a loss before income taxes of less than $0.1 million from the date of acquisition through December 31, 2014 related to The Avalon Inn. Included in Avalon’s operating results were approximately $0.1 million in acquisition related costs included in selling, general and administrative expenses in the Consolidated Statement of Operations for the year ended December 31, 2014.

The Company accounted for the acquisition of The Avalon Inn using the acquisition method of accounting, which requires among other things, the recognition of the assets acquired and the liabilities assumed at their respective fair values as of the acquisition date. The total purchase price was allocated to the acquired property, buildings, furniture and fixtures and liabilities assumed based upon management’s estimated fair values. During the measurement period in 2015, the Company reclassified approximately $0.8 million of other intangible assets to property and equipment to reflect the finalized valuation of the acquired property, building, furniture and fixtures of The Avalon Inn.

The following table summarizes the purchase price allocation of the estimated fair values of the assets acquired and liabilities assumed at the transaction date (in thousands):

Assets acquired:
Property and equipment	$3,388
Liabilities assumed:
Deferred rental income	266
Total consideration	$3,122

Pro forma net operating revenues and results of operations for the acquisition of The Avalon Inn, had the acquisition occurred at the beginning of the year ended December 31, 2014 are not significant and, accordingly, are not provided.

Note 4.	Credit Facility

On May 21, 2015, Avalon and certain wholly owned subsidiaries entered into a line of credit agreement (the “Agreement”) with The Home Savings and Loan Company of Youngstown, Ohio providing for a line of credit of up to $9 million. On December 30, 2015, the Agreement was modified (the “Modification”) to extend the original maturity date of June 30, 2016 to March 31, 2017. The Modification also has the option to extend the maturity date one 90 day period upon written notice to the Lender at least 30 days before the maturity date subject to certain terms and conditions.

Borrowings under the line of credit agreement are secured by all business assets of the Company including accounts receivable, inventory, equipment and certain real property as defined in the Agreement. Interest on outstanding borrowings accrue at Prime Rate plus .25%. The line of credit agreement contains certain financial and other covenants, customary representations, warranties and events of defaults. Avalon was in compliance with the debt covenants at December 31, 2015.

Initial borrowings of $5.0 million under the Agreement were utilized to repay the total amount outstanding under the previous line of credit agreement with Huntington National Bank. The line of credit agreement with Huntington National Bank was terminated in conjunction with the repayment. Borrowings under the line of credit agreement with Huntington National Bank were utilized to fund the acquisition and renovation of The Avalon Inn.

At December 31, 2015, the outstanding borrowings under the Agreement were approximately $8.0 million. As of December 31, 2015, the Company had $1.0 million available under the line of credit agreement. During the years ended December 31, 2015 and 2014, the weighted average interest rate on outstanding borrowings was 3.26% and 2.86%, respectively. At December 31, 2015, the interest rate was 3.75%. Total unamortized debt issuance costs incurred in connection with the Agreement were $11,000 at December 31, 2015.

In accordance with FASB ASC 835-20, Capitalization of Interest, during the year ended December 31, 2015, Avalon capitalized approximately $97,000 of interest costs on borrowings incurred related to construction on The Avalon Inn.

Avalon Holdings Corporation and Subsidiaries

Note 5.	Property and Equipment

Property and equipment at December 31, 2015 and 2014 consists of the following (in thousands):

	2015	2014
Land and land improvements	$13,931	$12,924
Buildings and improvements	30,556	22,054
Machinery and equipment	8,865	8,559
Vehicles	445	493
Office furniture and fixtures	5,571	4,135
Construction in progress	1,251	2,961
	60,619	51,126
Less accumulated depreciation and amortization	(17,233)	(15,172)
Property and equipment, net	$43,386	$35,954

Note 6.	Capital Leased Assets

In November 2003, Avalon entered into a long-term agreement with Squaw Creek Country Club to lease and operate its golf course and related facilities. The lease has an initial term of ten (10) years with four (4) consecutive ten (10) year renewal term options unilaterally exercisable by Avalon. Under the lease, Avalon is obligated to pay $15,000 in annual rent and make leasehold improvements of $150,000 per year. Amounts expended by Avalon for leasehold improvements during a given year in excess of $150,000 will be carried forward and applied to future leasehold improvement obligations. Based upon the amount of leasehold improvements already made and leasehold improvements anticipated to be made in the future, Avalon expects to exercise all its remaining renewal options.

In addition, the captive landfill operations lease a piece of equipment that was determined to be a capital lease. The amount capitalized in the Consolidated Balance Sheets under the caption “Leased property under capital leases, net” was approximately $0.1 million and $0.2 million at December 31, 2015 and 2014, respectively.

Leased property under capital leases at December 31, 2015 and 2014 consists of the following (in thousands):

	2015	2014
Leased property under capital leases	$10,352	$10,285
Less accumulated amortization	(4,310)	(3,867)
Leased property under capital leases, net	$6,042	$6,418

Note 7.	Income Taxes

Loss before income taxes for each of the two years in the period ended December 31, 2015 was subject to taxation under United States jurisdictions only. The provision for income taxes consists of the following (in thousands):

	2015	2014
Current:
Federal	$(3)	$(2)
State	62	75
	59	73
Deferred:
Federal	-	-
State	-	-
	-	-
	$59	$73

Avalon Holdings Corporation and Subsidiaries

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2015 and 2014 are as follows (in thousands):

	2015	2014
Deferred tax assets:
Accounts receivable, allowance for doubtful accounts	$81	$63
Reserves not deductible until paid	289	269
Net operating loss carryforwards
Federal	2,654	2,252
State	768	726
Federal tax credit	338	340
Capital loss carryforward	-	10
Other	11	11
Gross deferred tax assets	4,141	3,671
Less valuation allowance	(1,651)	(1,418)
Deferred tax assets net of valuation allowance	$2,490	$2,253

Deferred tax liabilities:
Property and equipment	$(2,307)	$(2,188)
Other	(175)	(57)
Gross deferred tax liabilities	$(2,482)	$(2,245)
Net deferred tax asset	$8	$8

The $2,482,000 of deferred tax liabilities will reverse in the same period and jurisdiction and is of the same character as the temporary differences giving rise to the $2,490,000 of deferred tax assets. Avalon has not provided a valuation allowance on the amount of deferred tax assets that it estimates will be utilized as a result of these reviews. If future taxable income is less than the amount that has been assumed in assessing the recoverability of the deferred tax assets, then an increase in the valuation allowance will be required, with a corresponding increase to income tax expense. Likewise, should Avalon ascertain in the future that it is more likely than not that deferred tax assets will be realized in excess of the net deferred tax assets, all or a portion of the $1,651,000 valuation allowance as of December 31, 2015, would be reversed as a benefit to the provision for income taxes in the period such determination was made.

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to income (loss) before income taxes as a result of the following differences (in thousands):

	2015	2014
Loss before income taxes	$(1,163)	$(1,185)
Less net loss attributable to non-controlling interest in subsidiary	(510)	(178)
Loss before income taxes attributable to Avalon Holdings Corporation common shareholders	(653)	(1,007)
Federal statutory rate	35%	35%
	(229)	(352)
State income taxes, net of federal income tax benefits	38	49
Change in valuation allowance	233	476
Increase in available federal tax credit	(29)	(44)
Decrease in capital loss carryforward	10	-
Other nondeductible expenses	44	49
Increase in net operating loss carryforward:
State	(42)	(122)
Federal	(8)	(9)
Other, net	42	26
	$59	$73

Avalon Holdings Corporation and Subsidiaries

Avalon is subject to income taxes in the U.S. federal and various states jurisdictions. With few exceptions, Avalon is no longer subject to U.S. federal, state and local income tax examinations by taxing authorities for the years before 2011. Avalon recognizes any interest and penalty assessed by taxing authorities as a component of interest expense and other expense, respectively. There were no accruals for the payment of interest and penalties for 2015 and 2014.

Avalon made net income tax payments of approximately $94,000 and $68,000 in 2015 and 2014, respectively. At December 31, 2015, Avalon has taxable loss carryforwards for federal income tax purposes aggregating approximately $7,805,000 which are available to offset future federal taxable income. These carryforwards expire in 2021 through 2035. In addition, at December 31, 2015, certain subsidiaries of Avalon have net operating loss carryforwards for state purposes of approximately $7,457,000 which are available to offset future state taxable income. These carryforwards expire at various dates through 2035. A valuation allowance has been provided because it is more likely than not that the deferred tax assets relating to certain of the federal and state loss carryforwards will not be realized.

Note 8.	Retirement Benefits

Avalon sponsors a defined contribution profit sharing plan that is a qualified tax deferred benefit plan under Section 401(k) of the Internal Revenue Code (the “Plan”). Substantially all employees are eligible to participate in the Plan. The Plan provides for employer discretionary cash contributions as determined by Avalon’s Board of Directors. Discretionary contributions vest on a graduated basis and become 100% vested after five years of service. Plan participants may also contribute a portion of their annual compensation to the Plan, subject to maximums imposed by the Internal Revenue Code and related regulations. The Board decided not to make a discretionary employer contribution for 2015 or 2014.

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

The purpose of the Avalon Holdings Corporation 2009 Long-term Incentive Plan (the “Plan”) is (a) to improve individual employee performance by providing long-term incentives and rewards to employees of Avalon, (b) to assist Avalon in attracting, retaining and motivating employees and non-employee directors with experience and ability, and (c) to associate the interests of such employees and directors with those of the Avalon shareholders. Under the Plan, 1,300,000 shares have been reserved for the issuance of stock options. There are 760,000 stock options granted under the Plan as of December 31, 2015. The stock options vest ratably over a five year period and have a contractual term of ten years from the date of grant. At the end of each contractual vesting period, the share price of the Avalon common stock, traded on a public stock exchange (NYSE Amex), must reach a predetermined price within three years following such contractual vesting period before the stock options are exercisable (See table below). If the Avalon common stock price does not reach the predetermined price, the stock options will either be cancelled or the period will be extended at the discretion of the Board of Directors.

Avalon Holdings Corporation and Subsidiaries

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

The expected term, or time until the option is exercised, is typically based on historical exercising behavior of previous option holders of a company’s stock. Due to the fact that the Company has had no historical exercising activity, we estimate the expected term of each award to be half the maximum term. Because of the nature of the vesting as described above, the options were separated into five blocks, with each block having its own vesting period and expected term. Assuming the vesting occurs ratably over the vesting period for each option block, the average vesting term (requisite service period) for each option block was calculated to be 2.54, 3.54, 4.54, 5.54 and 6.54 years for option blocks 1 through 5, respectively. As such, the expected terms were calculated to be 6.27, 6.77, 7.27, 7.77 and 8.27 years, for option blocks 1 through 5, respectively.

The grant date fair value of the underlying equity was determined to be equal to Avalon’s publicly traded stock price as of the grant dates times the sum of the Class A and Class B common shares outstanding.

The expected volatility was based on the observed historical volatility of Avalon common stock. The expected volatility that was used ranged from 60.9% to 61.7% with a weighted average expected volatility of 61.2%. There were no expected dividends and the risk-free interest rate(s), which ranged from 2.06% to 2.28%, were based on yield data for U. S. Treasury securities over a period consistent with the expected term.

The following table is a summary of the stock option activity during 2015 and 2014:

	Number of Options Granted	Weighted Average Exercise Price	Weighted Average Fair Value at Grant Date
Outstanding at January 1, 2014	760,000	$2.63	$1.09
Options granted	-	-	-
Options exercised	-	-	-
Options cancelled or forfeited	-	-	-
Outstanding at December 31, 2014	760,000	2.63	1.09
Options granted	-	-	-
Options exercised	-	-	-
Options cancelled or forfeited	-	-	-
Outstanding at December 31, 2015	760,000	$2.63	$1.09
Options Vested	704,000
Exercisable at December 31, 2015	304,000

The stock options vest and become exercisable based upon achieving two critical metrics as follows:

1)	Contract Vesting Term: The stock options vest ratably over a five year period.
2)

The Avalon common stock price traded on a public stock exchange (NYSE Amex) must reach the predetermined vesting price within three years after the options become vested under the contractual vesting term.

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

Compensation costs were approximately $56,000 and $80,000 for the years ended December 31, 2015 and 2014, respectively, based upon the estimated grant date fair value calculations. As of December 31, 2015, there was approximately $39,000 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 1.04 years.

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

Avalon leases golf carts, machinery and equipment, furniture and fixtures, and copiers under operating leases. Under capital leases, Avalon leases one piece of equipment and land and land improvements. Future commitments under long-term, operating leases and capital leases at December 31, 2015 are as follows (in thousands):

	Capital	Operating	Total
2016	$76	$522	$598
2017	76	372	448
2018	15	234	249
2019	15	73	88
2020	15	-	15
Thereafter	480	-	480
Total minimum lease payments	677	$1,201	$1,878
Less: amounts representing interest	344
Present value of minimum lease payments	333
Less: current portion of obligations under capital leases	59
Long-term portion of obligations under capital leases	$274

Rental expense included in the Consolidated Statements of Operations amounted to approximately $0.5 million in 2015 and $0.4 million in 2014.

Note 13.	Business Segment Information

Avalon’s reportable segments include waste management services and golf and related operations. In determining the segment information, Avalon considered its operating and management structure and the types of information subject to regular review by its “chief operating decision maker.” Using the criteria of FASB ASC 280 Segment Reporting, Avalon’s reportable segments include waste management services and golf and related operations. Avalon accounts for intersegment net operating revenues as if the transactions were to third parties. The segment disclosures are presented on this basis for all years presented.

Avalon’s primary business segment, the waste management services segment, provides hazardous and nonhazardous brokerage and management services to industrial, commercial, municipal and governmental customers, captive landfill management for an industrial customer and salt water injection well operations.

The golf and related operations segment includes the operations of golf courses, country clubs and related facilities, a hotel and travel agency. Revenue for the golf and related operations segment consists primarily of membership dues, greens fees, cart rentals, room rentals, merchandise sales, tennis and fitness activities, spa services and food and beverage sales.

Avalon does not have significant operations located outside the United States and, accordingly, geographical segment information is not presented. In 2015, one customer accounted for 11% of the waste management services segment’s net operating revenues to external customers and 8% of the consolidated net operating revenues. In 2014, no customer individually accounted for 10% or more of Avalon’s consolidated net operating revenues.

The accounting policies of the segments are consistent with those described for the consolidated financial statements in the summary of significant accounting policies (See Note 2). Avalon measures segment profit for internal reporting purposes as income (loss) before taxes.

Avalon Holdings Corporation and Subsidiaries

Business segment information including the reconciliation of segment income to consolidated loss before taxes is as follows (in thousands):

	2015	2014
Net operating revenues from:
Waste management services:
External customer revenues	$38,278	$38,603
Intersegment revenues	-	-
Total waste management services	38,278	38,603

Golf and related operations:
External customer revenues	14,812	12,869
Intersegment revenues	90	92
Total golf and related operations	14,902	12,961

Segment operating revenues	53,180	51,564
Intersegment eliminations	(90)	(92)
Total net operating revenues	$53,090	$51,472

Income (loss) before income taxes:
Waste management services	$1,758	$2,899
Golf and related operations	(26)	(1,175)
Segment income before taxes	1,732	1,724
Corporate interest income	-	1
Corporate interest expense	(130)	(38)
Corporate other income, net	24	32
General corporate expenses	(2,789)	(2,904)
Loss before income taxes	$(1,163)	$(1,185)

Depreciation and amortization expense:
Waste management services	$646	$506
Golf and related operations	1,732	1,475
Corporate	182	174
Total	$2,560	$2,155

Capital expenditures:
Waste management services	$10	$3,112
Golf and related operations	8,769	4,459
Corporate	14	113
Total	$8,793	$7,684

Total assets:
Waste management services	$22,575	$19,381
Golf and related operations	43,390	36,449
Corporate	47,800	44,613
Subtotal	113,765	100,443
Elimination of intersegment receivables	(51,463)	(42,599)
Total	$62,302	$57,844

Avalon Holdings Corporation and Subsidiaries

In comparing the total assets at December 31, 2015 with those at December 31, 2014, the increase in total assets of the waste management services segment of $3.2 million is primarily due to an increase in intersegment transactions, which are eliminated in consolidation and to a lesser extent an increase in accounts receivable partially offset by a lower net book value of property and equipment as a result of current year depreciation on the salt water injection wells. The increase in total assets of the golf and related operations segment of $6.9 million is primarily due to capital expenditures related to the renovation and expansion of The Avalon Inn partially offset by current year depreciation. The increase in corporate total assets is primarily due to an increase in intersegment transactions partially offset by a decrease in cash and cash equivalents as a result of monies expended for the renovation and expansion on The Avalon Inn.

Note 14.	Certain Relationships and Related Transactions

In August 2013, Avalon created a new Ohio limited liability company, AWMS Holdings, LLC, to act as a holding company to form and own a series of wholly owned subsidiaries that will own and operate Class II salt water injection wells and facilities (together the “facilities”). AWMS Holdings, LLC, offers investment opportunities to accredited investors by selling membership units of AWMS Holdings, LLC through private placement offerings. The monies received from these offerings, along with internally contributed capital, are used to construct the facilities necessary for the operation of salt water injection wells. AWMS Water Solutions, LLC (formerly American Water Management Services, LLC), a wholly owned subsidiary of Avalon, manages all the salt water injection well operations, including the marketing and sales function and all decisions regarding the well operations for a percentage of the gross revenues.

In 2014 and 2013, Avalon, through a wholly owned subsidiary made capital contributions totaling approximately $3.4 million, which included cash and certain well assets, including the permits, in exchange for membership units of AWMS Holdings, LLC. Through a private placement offering for the purchase of membership units, AWMS Holdings, LLC raised approximately $3.8 million from accredited investors in 2014 and 2013. Management and outside directors of Avalon, who qualified as accredited investors, invested approximately $1.0 million in AWMS Holdings, LLC.

As a result of a private placement offering, Avalon is not the majority owner of AWMS Holdings, LLC. At December 31, 2015 and 2014, respectively, Avalon owns approximately 47% of AWMS Holdings, LLC. In accordance ASC 810-10, due to the managerial control of AWMS Water Solutions, LLC (formerly American Water Management Services, LLC), AWMS Holdings, LLC is a VIE, and the financial statements of AWMS Holdings, LLC and subsidiaries are included in Avalon’s consolidated financial statements. ASC 810-10 requires noncontrolling interests to be reported as a separate component of equity. The amount of net loss attributable to the noncontrolling interest is recorded in “net loss attributable to noncontrolling interest” in our Consolidated Statements of Operations.

Avalon Holdings Corporation and Subsidiaries

Reports of Independent Registered Public Accounting Firms

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Avalon Holdings Corporation

Warren, Ohio

We have audited the accompanying consolidated balance sheet of Avalon Holdings Corporation and subsidiaries (the “Company”) as of December 31, 2015 and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Avalon Holdings Corporation and subsidiaries at December 31, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/BDO USA, LLP

Cleveland, Ohio

March 16, 2016

Avalon Holdings Corporation and Subsidiaries

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Avalon Holdings Corporation

We have audited the accompanying consolidated balance sheet of Avalon Holdings Corporation (an “Ohio” corporation) and subsidiaries (the “Company”) as of December 31, 2014, and the related consolidated statement of operations, changes in shareholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Avalon Holdings Corporation and subsidiaries as of December 31, 2014, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

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

With our participation, an evaluation of the effectiveness of our internal control over financial reporting was conducted as of December 31, 2015, based upon the framework and criteria established in Internal Control – Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2015.

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

/s/ Ronald E. Klingle	/s/ Bryan P. Saksa
Chief Executive Officer	Chief Financial Officer

March 16, 2016

Avalon Holdings Corporation and Subsidiaries

Company Location Directory

Corporate Office	Golf and Related Operations

Avalon Holdings Corporation	Avalon Golf and Country Club
One American Way	One American Way
Warren, Ohio 44484-5555	Warren, Ohio 44484-5555
(330) 856-8800	(330) 856-8898

Avalon Lakes Golf Course
Waste Management Services	One American Way
Warren, Ohio 44484-5555
American Waste Management Services, Inc.	(330) 856-8898
One American Way
Warren, Ohio 44484-5555	Squaw Creek Golf Course
(330) 856-8800	761 Youngstown-Kingsville Road
Vienna, Ohio 44473
American Landfill Management, Inc.	(330) 539-5103
One American Way
Warren, Ohio 44484-5555	Avalon Country Club at Sharon, Inc.
(330) 856-8800	1030 Forker Blvd.
Hermitage, PA 16148-1566
American Construction Supply, Inc.	(724) 981-6700
One American Way
Warren, Ohio 44484-5555	The Avalon Resort and Spa LLC
(330) 856-8800	9519 East Market Street
Warren, OH 44484-5555
American Water Solutions, LLC	(330) 856-1900
One American Way
Warren, Ohio 44484-5555	Avalon Travel, Inc.
(330) 856-8800	Warren, OH 44484-5555
One American Way
AWMS Holdings, LLC	(330) 856-8400
One American Way
Warren, Ohio 44484-5555
(330) 856-8800

AWMS Rt. 169, LLC
One American Way
Warren, Ohio 44484-5555
(330) 856-8800

Avalon Holdings Corporation and Subsidiaries

Directors and Officers

Directors	Officers

Ronald E. Klingle	Ronald E. Klingle
Chairman of the Board and	Chairman of the Board and Chief Executive Officer
Chief Executive Officer
Executive Committee (Chairman)	Bryan P. Saksa
Compensation Committee	Chief Financial Officer, Treasurer and Secretary

Bryan P. Saksa	Frances R. Klingle
Chief Financial Officer, Treasurer	Chief Administrative Officer
and Secretary
Compensation Committee (Chairman)	Richard R. Fees
Controller
Kurtis D. Gramley
Chairman and Chief Executive Officer,
Edgewood Surgical Hospital
Audit Committee (Chairman)
Executive Committee
Option Plan Committee

Stephen L. Gordon
Partner, Beveridge & Diamond, P.C.
Compensation Committee
Audit Committee
Option Plan Committee (Chairman)

David G. Bozanich
Director of Finance, City of Youngstown
Audit Committee
Executive Committee
Option Plan Committee

Shareholder Information

Common stock information

Avalon’s Class A Common Stock is listed on the NYSE Amex (symbol: AWX). Quarterly stock information for 2015 and 2014 as reported by The Wall Street Journal is as follows:

2015:
Quarter Ended	High	Low	Close
March 31	$3.74	$2.53	$2.75
June 30	3.89	2.22	2.40
September 30	2.51	1.62	1.92
December 31	2.34	1.61	1.89

2014:
Quarter Ended	High	Low	Close
March 31	$5.93	$5.01	$5.22
June 30	5.49	3.81	4.31
September 30	5.11	3.52	3.72
December 31	3.96	2.62	2.62

No dividends were paid during 2015 or 2014.

There are 322 Class A and 9 Class B Common Stock shareholders of record as of the close of business March 4, 2016. The number of holders is based upon the actual holders registered on the records of Avalon’s transfer agent and registrar and does not include holders of shares in “street names” or persons, partnerships, associations, corporations or other entities identified in security position listings maintained by depository trust companies.

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