Form 10-K, Exhibit 13
period 2016-12-31
AVALON HOLDINGS CORP
filed 2017-03-16
CIK 1061069

Exhibit 13.1

Financial Highlights

(in thousands, except for per share amounts)

For the year	2016	2015

Net operating revenues	$61,352	$53,090
Loss before income taxes	(284)	(1,163)
Net loss attributable to Avalon Holdings Corporation common shareholders	(69)	(712)
Net loss per share attributable to Avalon Holdings Corporation common shareholders	(0.02)	(0.19)

At year-end	2016	2015

Working capital	$242	$641
Total assets	67,898	62,302
Avalon Holdings Corporation Shareholders' Equity	38,741	38,781

The Company

Avalon Holdings Corporation provides waste management services to industrial, commercial, municipal and governmental customers in selected northeastern and midwestern U.S. markets, captive landfill management services and salt water injection well operations. Avalon Holdings Corporation also owns Avalon Resorts and Clubs, Inc., which includes the operation of a hotel and its associated amenities, three golf courses and related country clubs and facilities.

Contents

Financial Highlights	1

Management’s Discussion and Analysis of Financial Condition and Results of Operations	3

Consolidated Balance Sheets	18

Consolidated Statements of Operations	19

Consolidated Statements of Cash Flows	20

Consolidated Statements of Shareholders’ Equity	21

Notes to Consolidated Financial Statements	22

Report of Independent Registered Public Accounting Firm	39

Management’s Annual Report on Internal Controls over Financial Reporting	40

Company Location Directory	41

Directors and Officers	42

Shareholder Information	43

Avalon Holdings Corporation and Subsidiaries

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion provides information which management believes is relevant to an assessment and understanding of the operations and financial condition of Avalon Holdings Corporation and its Subsidiaries (collectively “Avalon” or the “Company”). As used in this report, the term “Avalon” or the “Company” means Avalon Holdings Corporation, its wholly owned subsidiaries and variable interest entities when it has been determined that Avalon is the primary beneficiary of those company’s operations, taken as a whole, unless the context indicates otherwise. This discussion should be read in conjunction with the consolidated financial statements and accompanying notes.

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

Liquidity and Capital Resources

For the year ended December 31, 2016, Avalon utilized existing cash and cash provided by operations to meet operating needs. The Company borrowed under the line of credit facility to fund capital expenditures which included the renovation and expansion of The Avalon Inn as described below.

In July 2016, the Company formed Avalon Resorts and Clubs, Inc. (“ARCI”), a wholly owned subsidiary of Avalon, the purpose of which is to hold the corporate activity of Avalon Clubs, Inc. and Avalon Resorts, Inc., both formed concurrently with ARCI.  Avalon Clubs, Inc. was formed to hold the wholly owned subsidiaries of the Avalon Golf and Country Club, while Avalon Resorts, Inc. holds the operations of The Avalon Inn. ACRI, Avalon Clubs, Inc. and Avalon Resorts, Inc. are included within Avalon’s golf and related operations segment.

In 2016, Avalon incurred capital expenditures of $3.4 million and paid vendors $3.0 million for such expenditures. In 2015, Avalon incurred capital expenditures of $8.8 million and paid vendors $8.5 million for such expenditures. Such expenditures related principally to the renovation and expansion of The Avalon Inn. In 2016 and 2015, The Avalon Inn, which was acquired on August 1, 2014, was in operation and in the process of being renovated and expanded. The renovations and expansion include a complete renovation of the existing facility and indoor junior Olympic size swimming pool, and the addition of new restaurants, bars, extensive banquet and conference facilities and fitness center. Avalon’s aggregate capital expenditures in 2017 are expected to be in the range of $4 million to $6 million, which will principally relate to the continued renovation and expansion of The Avalon Inn, building improvements and equipment purchases.

On December 20, 2016, Avalon and certain direct and indirect wholly owned subsidiaries entered into a loan and security agreement (the “Term Loan Agreement”) with Laurel Capital Corporation which provides for a $12.0 million term loan. At closing, $9.1 million of the proceeds were used to pay off the existing line of credit agreement and associated accrued interest with Home Savings Bank (formerly The Home Savings and Loan Company of Youngstown, Ohio), dated May 21, 2015, as amended, and pay related transaction costs associated with the Term Loan Agreement. The existing line of credit agreement with Home Savings Bank was terminated in conjunction with the repayment. Remaining proceeds of $2.9 million under the Term Loan Agreement were deposited in a project fund account to fund future costs of renovating and expanding The Avalon Inn.

The $12.0 million outstanding under the Term Loan Agreement is payable in 119 equal monthly installments of principal and interest, based on a fifteen (15) year maturity schedule commencing January 20, 2017. The Term Loan Agreement matures on December 20, 2026 at which time the final balloon payment equal to the remaining outstanding principal, interest and fees are due. Borrowings under the Term Loan Agreement bear interest at a fixed rate of 5.35% until the fifth anniversary date of the closing at which time the interest rate will be reset to a fixed rate equal to the greater of (a) 5.35% per annum or (b) the sum of the Index Rate on the date two (2) business days prior to the reset date and 3.95%, provided that the applicable rate shall in no event exceed 7.50% per annum.

Avalon Holdings Corporation and Subsidiaries

Avalon has the right to prepay the amount outstanding under the Term Loan Agreement, in whole or in part, at any time upon payment of the principal amount of the loan to be prepaid plus accrued unpaid interest thereon to the prepayment date, plus an applicable prepayment penalty. The prepayment penalty, expressed as a percentage of the principal of the loan being prepaid, is five percent (5%) on any prepayment in the first five years; four percent (4%) on any prepayment in the sixth and seventh year; three percent (3%) on any prepayment in the eighth and ninth year; and two percent (2%) on any prepayment in the tenth year.

Borrowings are secured by certain real property and related business assets as defined in the Term Loan Agreement. The Term Loan Agreement also contains certain financial and other covenants, customary representations, warranties and events of default. Avalon was in compliance with the Term Loan Agreement covenants at December 31, 2016.

Concurrently with the Term Loan Agreement, Avalon entered into a new business loan agreement with Home Savings Bank (the “Line of Credit Agreement”) which provides for a line of credit of up to $4.0 million maturing on May 31, 2017. Under the Line of Credit Agreement, borrowings in excess of $1.0 million are subject to a borrowing base which is calculated based off a specific level of eligible accounts receivable of the waste management business as defined in the agreement. No amounts were drawn under the Line of Credit Agreement at December 31, 2016.

Outstanding borrowings under the Line of Credit Agreement bear interest at Prime Rate plus .25%. At December 31, 2016, the interest rate on the Line of Credit Agreement was 4.00%.

Borrowings under the Line of Credit Agreement are secured by certain business assets of the Company including accounts receivable, inventory and equipment. The Line of Credit Agreement also contains covenants, customary representations, warranties and events of default. Avalon was in compliance with the Line of Credit Agreement covenants at December 31, 2016.

During the years ended December 31, 2016 and 2015, the weighted average interest rate on outstanding borrowings was 3.80% and 3.26%, respectively.

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

Working capital was $0.2 million at December 31, 2016 compared with $0.6 million at December 31, 2015. The decrease in working capital is due to an increase in accounts payable, deferred revenues relating to membership dues and the current portion of our obligation under our Term Loan Agreement partially offset by an increase in cash and cash equivalents and accounts receivable described below.

Accounts receivable increased to $11.3 million at December 31, 2016 compared with $9.6 million at December 31, 2015 primarily as the result of increased sales related to the waste management services segment in the fourth quarter of 2016 compared to the same period in the prior year and the timing of receipt on those associated receivables.

Accounts payable increased to $9.4 million at December 31, 2016 compared with $8.0 million at December 31, 2015. The increase in accounts payable is primarily due to an increase in the amounts due to disposal facilities and transportation carriers of the waste brokerage and management services business associated with the increase in net operating revenues in the fourth quarter of 2016 compared to the same period in the prior year and the associated timing of those vendor payments in the ordinary course of business. This increase was slightly offset by a decrease in accounts payable related to the golf and related operations as a result of timing of payments to vendors.

Avalon Holdings Corporation and Subsidiaries

The increase in deferred revenues at December 31, 2016 compared with December 31, 2015 is a result of an increase in the average number of members of the Avalon Golf and Country Club and an increase in membership dues rates. Revenues related to annual membership dues are recognized proportionately over the membership term. The average number of members during 2016 was 4,615 compared with 3,977 in the prior year. Deferred revenues related to membership dues increased to $2.7 million at December 31, 2016 compared with $2.4 million at December 31, 2015.

Management believes that anticipated cash provided from future operations, will be, for the foreseeable future, sufficient to meet operating requirements. If business conditions warrant additional monies needed to fund capital expenditure programs, Avalon will take actions such as refinancing or restructuring our current debt agreements, incurring additional indebtedness, issuance of common stock or issuance of a security with characteristics of both debt and equity.

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

Golf and Related Operations Segment

In August 2014, the Company acquired The Avalon Inn which was subsequently integrated into the golf and related operations segment. The acquisition is consistent with the Company's business strategy in that The Avalon Inn provides guests with a self-contained vacation experience, offering hotel guests golf packages to all of the golf courses of the Avalon Golf and Country Club and allows its guests to utilize the facilities at each of the clubhouses. Members of the Avalon Golf and Country Club also have access to all of the amenities offered by The Avalon Inn. The Avalon Inn is open year-round and provides a consistent, comfortable environment where our guests can enjoy our various amenities and activities. Avalon believes that the combination of its three golf facilities and The Avalon Inn will result in additional memberships in the Avalon Golf and Country Club.

Avalon Holdings Corporation and Subsidiaries

In addition, several private country clubs in the northeast Ohio area are experiencing economic difficulties. Avalon believes some of these clubs may represent an attractive investment opportunity. While Avalon has not entered into any pending agreements for acquisitions, it may do so at any time and will continue to consider acquisitions that make economic sense.

Results of Operations

Avalon’s primary business segment, the waste management services segment, provides hazardous and nonhazardous waste brokerage and management services, captive landfill management services and salt water injection well operations. The golf and related operations segment includes the operation and management of three golf courses and related country clubs and facilities, a hotel and its associated amenities and a travel agency.

Performance in 2016 compared with 2015

Overall Performance

Net operating revenues increased 16% to $61.4 million in 2016 compared with $53.1 million in 2015. This increase was due to an increase of $6.0 million, or a 16% increase, in net operating revenues of the waste management services segment and, to a lesser extent, an increase of $2.2 million, or a 15% increase, in net operating revenues of the golf and related operations segment when compared to the prior year. Costs of operations increased to $50.5 million in 2016 compared with $44.2 million in 2015. The increase in the cost of operations between years is due to the increased net operating revenues between periods as these costs vary directly with the associated net operating revenues. Depreciation and amortization expense was approximately $2.8 million in 2016 compared to $2.6 million in 2015. The increase is primarily the result of depreciation expense associated with The Avalon Inn. Consolidated selling, general and administrative expenses were $8.2 million in 2016 compared to $7.6 million in 2015. The increase in selling, general and administrative costs was primarily due to increased employee related costs and to a lesser extent an increase in various administrative costs. Interest expense was $0.4 million in 2016 compared to $0.1 million in 2015. The increase in interest expense was primarily due to higher average outstanding borrowings at a higher weighted average interest rate during 2016 compared to the prior year. Net loss attributable to Avalon Holdings Corporation common shareholders was $0.1 million, or $0.02 per share in 2016 compared with a net loss of $0.7 million, or $0.19 per share in 2015.

Segment Performance

Segment performance should be read in conjunction with Note 12 to the Consolidated Financial Statements.

Waste Management Services Segment

The net operating revenues of the waste management services segment increased to approximately $44.3 million in 2016 compared with $38.3 million in 2015. The waste management services segment includes waste disposal brokerage and management services, captive landfill management operations and salt water injection well operations.

The net operating revenues of the waste brokerage and management services business increased to $42.2 million in 2016 from $35.9 million in 2015. This increase was due to an increase of $10.0 million, or an 82% increase, in net operating revenues attributable to event work relating to multiple projects. Event work is defined as bid projects under contract that occurs on a one-time basis over a short period of time. Such work can fluctuate significantly from year to year. Net operating revenues related to event work were $22.2 million during 2016 compared with $12.2 million during 2015. Net operating revenues relating to continuous work of the waste disposal brokerage business decreased approximately $1.1 million, or a 5% decrease between periods. Net operating revenues related to continuous work were $18.3 million during 2016 compared to $19.4 million during 2015. Net operating revenues relating to managerial, consulting and clerical services decreased to $1.7 million during 2016 compared to $4.3 million during 2015. Net operating revenue relating to managerial, consulting and clerical services, which is performed for one customer, is entirely dependent on that customer’s needs.

Avalon Holdings Corporation and Subsidiaries

The net operating revenues of the captive landfill management operations were approximately $2.1 million in 2016 compared to $2.2 million in 2015. The net operating revenues of the captive landfill operations are almost entirely dependent upon the volume of waste generated by the owner of the landfill for whom Avalon manages the facility.

Due to the temporary suspension of the salt water injections wells described below, there were no operating revenues during 2016. The net operating revenues of the salt water injection wells were approximately $0.2 million in 2015. As a result of a seismic event with a magnitude of 2.1 occurring on August 31, 2014, the Chief of the Division of Oil and Gas Resources Management (“Chief” or “Division”) issued Orders on September 3, 2014, to immediately suspend all operations of both of Avalon’s saltwater injection wells. The Orders were based on the findings that the two saltwater injection wells were located in close proximity to an area of known seismic activity and also that the saltwater injection wells pose a risk of increasing or creating seismic activity. The two saltwater injection wells are located approximately 112 feet apart. Based on these findings, the Chief ordered the immediate suspension of all operations of the two saltwater injection wells, until the Division could further evaluate the wells.

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

On March 11, 2015, an appeal hearing was held and post hearing briefs were filed thereafter. The Chief stated during the hearing that the suspension is only temporary, and that he expects that AWMS #2 will be allowed to inject once the state’s final policymaking is complete.

On August 12, 2015, the Oil and Gas Commission upheld the temporary suspension of injection operations of AWMS #2 stating that the temporary suspension will allow the Chief to more fully evaluate the facts in anticipation of the Division’s implementation of a comprehensive regulatory plan that will specifically address injection-induced seismicity. In October 2015, the Division informed the Company that they were currently drafting the hydraulic fracturing induced seismicity policy and will start the Class II injection well policy once that was complete. In conjunction with the August 12, 2015 decision, Avalon temporarily suspended operations of AWMS #1 and will resume operations in combination with the reopening of AWMS #2.

On September 8, 2015, Avalon filed an appeal with the Franklin County Court of Common Pleas. Avalon also filed a notice of appeal addressed to the Division. On October 16, 2015, the Division filed a motion to dismiss stating that although Avalon filed its notice of appeal with the Franklin County Court of Common Pleas, it did not file the notice of appeal with the Oil and Gas Commission as mandated by the Ohio Revised Code. On October 20, 2015, Avalon filed its notice of appeal with the Oil and Gas Commission. On December 18, 2015, the Franklin County Court of Common Pleas concluded that Avalon untimely filed its notice of appeal with the Oil and Gas Commission and thus did not comply with the Ohio Revised Code and that the Division’s motion to dismiss was granted. On January 4, 2016, Avalon filed an appeal with the Franklin County, Ohio 10th District Court of Appeals regarding the motion to dismiss ruling on the September 8, 2015 appeal. On April 6, 2016, an appeal hearing was held. During the hearing it was noted that Commission did not comply with the proper procedural requirements for providing Avalon with its August 12, 2015 decision. On May 5, 2016, Avalon’s assignment of error was rendered moot by the Ohio 10th District Court of Appeals and the judgment of the Franklin County Court of Common Pleas was reversed and subsequently the Commission re-notified the parties of the decision. Avalon thereby filed an appeal in the Franklin County Court of Common Pleas.

Avalon Holdings Corporation and Subsidiaries

On November 1, 2016 an appeal hearing was held in that court. During the appeal hearing, Avalon contended that the Company was not in violation of any law, Ohio Regulation governing its operations or any of the terms and conditions of its injection permit, as acknowledged by the Division. The observed seismic events the Division used to justify the suspension order were of such magnitudes that occur every day in the State of Ohio. There were no documented complaints from the public concerning the observed seismic events. Avalon does not believe that there is substantial risk that the operations of AWMS #2 present an imminent danger to public health, safety or damage to the environment. In addition, the Company also contended that other Class II injection wells within Ohio have produced seismic events with similar and/or higher magnitudes and have been allowed to continue operations.

On December 23, 2016, the Franklin County Court of Common Pleas issued its Decision and Order in Avalon’s appeal of the Ohio Oil and Gas Commission’s decision that upheld the Division of Oil and Gas Resources Management’s suspension of AWMS #2. The Franklin County Court of Common Pleas found that the Division’s suspension and refusal to work with the Company for over 26 months was arbitrary and not in accordance with reason and therefore vacated the Ohio Oil and Gas Commission’s decision.  Subsequent to the ruling, and in accordance with the Decision and Order, both Avalon and the Division submitted their written restart plans to the Court. Avalon’s plan sets forth both the initial volumes and pressures and increases in volume and pressure while continuously monitoring seismicity and addressing the concerns of public health and safety.

On January 19, 2017, the Division filed a motion to stay the Decision and Order with the Franklin County Court of Common Pleas.  The Court denied the Division’s motion on January 23, 2017.  Also on January 19, 2017, the Division filed an appeal of the Decision and Order with the Ohio 10th District Court of Appeals in Franklin County.  On January 30, 2017, the Division filed a motion to stay the Decision and Order with the Ohio 10th District Court of Appeals in Franklin County.  On February 1, 2017, Avalon filed a motion to dismiss the Division’s appeal and also a memorandum in opposition to the Division’s motion to stay the December 23, 2016 Decision and Order.

On February 21, 2017, the Court of Common Pleas in Franklin County issued its Final Decision and Order. The Court’s Order sets conditions for the restarting of AWMS #2 in accordance with the proposed restart plans filed by Avalon with minor revisions. While the Company is currently making preparations for restarting the well and opening the facility, the Ohio Department of Natural Resources filed a Motion to Stay the Court Order on February 22, 2017. The Company does not know if that action will delay the restarting of the well and reopening of the facility.

In addition, on August 26, 2016, Avalon filed a complaint in the 11th Appellate District Court in Trumbull County, Ohio for a Peremptory Writ of Mandamus to compel the Director of the Ohio Department of Natural Resources (“ODNR”) to initiate appropriations procedures to determine damages from the illegal regulatory taking of the Company’s property, or issue an alternative remedy at law. There is currently no implemented state-wide policy on induced seismicity and The ODNR has refused to communicate with the Company regarding the status and requirements of any policymaking. The Company believes that the actions, and lack of responsible actions, by ODNR, which were triggered by a seismic event that presented no hazard or risk to any individual or to the environment, is a clear violation of the Company’s property rights and a violation of the Fifth and Fourteenth Amendments to the U.S. Constitution; Article I, Section 19 of the Ohio Constitution; and Ohio Revised Code Chapter 163.  On September 26, 2016, the ODNR filed a motion to dismiss Avalon’s Writ of Mandamus complaint. The Company intends to vigorously pursue the Complaint and obtain due process and fair compensation.

Avalon Holdings Corporation and Subsidiaries

Income before income taxes for the waste management services segment increased to approximately $2.8 million in 2016 compared with $1.8 million in 2015. Income before income taxes of the waste brokerage and management services business was approximately $3.1 million in 2016 compared to $2.4 million in 2015. The increase was primarily attributable to the increased sales between periods. The overall gross margin percentage of the waste brokerage and management services business was approximately 17% in both 2016 and 2015. Although gross margins are typically lower on one-time event work compared to continuous work, the lower gross margin impact from the increased sales from this work in 2016 was offset by the decreased managerial, consulting and clerical services for a single customer as the gross margins associated with this type of work are much lower than our traditional waste brokerage and management services’ margins. The higher sales related to managerial, consulting and clerical services in 2015 lowered the overall gross margin percentage. Income before income taxes of the captive landfill operations were approximately $0.3 million in 2016 compared to $0.4 million in 2015. The decrease was primarily due to the decreased net operating revenues when compared to the prior year. During 2016, the salt water injection wells incurred a loss before income taxes of $0.6 million primarily due to depreciation expense recorded on the facility and to a lesser extent legal costs incurred relating to Avalon’s appeal process and writ of mandamus complaint described above. During 2015, the salt water injection wells incurred a loss before income taxes of $1.0 million due to the limited amount of water accepted for disposal as a result of a seismic event described above, depreciation expense recorded on the facility and legal costs incurred relating to Avalon’s appeal.

Golf and Related Operations Segment

Net operating revenues of the golf and related operations segment increased approximately 15% to $17.1 million in 2016 compared with $14.9 million in 2015. Avalon’s golf and related operations segment consists of the operation and management of three golf courses and related country clubs which provide dining and banquet facilities, a hotel which provides lodging, dining, banquet and conference facilities and a travel agency.

Net operating revenues increased primarily as a result of $4.4 million of net operating revenues related to The Avalon Inn during 2016 compared with $2.2 million during 2015 and to a lesser extent an increase in membership dues revenue between periods. The increased net operating revenue related to The Avalon Inn was due to increased room rental revenue and food and beverage sales. The increased net operating revenues noted above were partially offset by a decrease in food and beverage revenue relating to the golf courses and associated clubhouses

Due to adverse weather conditions, net operating revenues relating to the golf courses, which are located in northeast Ohio and western Pennsylvania, were minimal during the first three months of 2016 and 2015. The average number of members during 2016 was 4,615 compared with 3,977 in the prior year. Although the net operating revenues from membership dues increased to $4.7 million during 2016 compared with $4.3 million in the prior year, the average net operating revenues per member from membership dues decreased due to a change in the mix between social and golf members and from promotional membership programs. Social membership annual dues are lower than the rates charged for the golf membership packages offered by Avalon. During the third quarter of 2016, annual membership dues rates were increased. The increased rates become effective for existing members on the member’s renewal date.

Income before income taxes for the golf and related operations segment was $0.3 million during 2016 compared with a loss before income taxes of less than $0.1 million in 2015. The change between periods was primarily due to higher occupancy and associated room rates attributable to The Avalon Inn and an increase in membership dues revenue. This improvement was partially offset by higher employee related costs and increased depreciation expense attributable to The Avalon Inn when compared to the prior period.

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

General Corporate Expenses

General corporate expenses were $3.0 million in 2016 compared to $2.8 million in 2015. The increase in general corporate expenses were primarily due to increased employee related costs and to a lesser extent the accumulated net increase in various corporate administrative expenses.

Avalon Holdings Corporation and Subsidiaries

Interest Expense

Interest expense was $0.4 million in 2016 compared to $0.1 million in 2015. The increase in interest expense was primarily due to higher average outstanding borrowings at a higher weighted average interest rate during 2016 compared to the prior year. During 2016 and 2015, the weighted average interest rate on outstanding borrowings was 3.80% and 3.26%, respectively. In addition, in 2015 the Company capitalized approximately $0.1 million of interest costs on borrowings incurred related to the construction on The Avalon Inn.

Net Loss

Net loss attributable to Avalon Holdings Corporation common shareholders was $0.1 million in 2016 compared with a net loss attributable to Avalon Holdings Corporation common shareholders of $0.7 million in 2015. Avalon recorded a state income tax provision in both 2016 and 2015, which was related entirely to the waste management and brokerage operations. Excluding the effect of this state tax provision and some minor tax credits, Avalon’s overall effective tax rate was 0% for both 2016 and 2015. The overall effective tax rate is different than statutory rates primarily due to a change in the valuation allowance. As such, Avalon’s income tax benefit in 2016 and 2015 was offset by a change in the valuation allowance. A valuation allowance has been provided when it is more likely than not that the deferred tax assets relating to certain federal and state loss carryforwards will not be realized. Avalon continues to maintain a valuation allowance against the majority of its deferred tax amounts until it is evident that the deferred tax asset will be utilized in the future.

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

Avalon Holdings Corporation and Subsidiaries

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

As a result of a seismic event with a magnitude of 2.1 occurring on August 31, 2014, the Chief of the Division of Oil and Gas Resources Management (“Chief” or “Division”) issued Orders on September 3, 2014, to immediately suspend all operations of both of Avalon’s saltwater injection wells. The Orders were based on the findings that the two saltwater injection wells were located in close proximity to an area of known seismic activity and also that the saltwater injection wells pose a risk of increasing or creating seismic activity. The two saltwater injection wells are located approximately 112 feet apart. Based on these findings, the Chief ordered the immediate suspension of all operations of the two saltwater injection wells, until the Division could further evaluate the wells.

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

On March 11, 2015, an appeal hearing was held and post hearing briefs were filed thereafter. The Chief stated during the hearing that the suspension is only temporary, and that he expects that AWMS #2 will be allowed to inject once the state’s final policymaking is complete.

On August 12, 2015, the Oil and Gas Commission upheld the temporary suspension of injection operations of AWMS #2 stating that the temporary suspension will allow the Chief to more fully evaluate the facts in anticipation of the Division’s implementation of a comprehensive regulatory plan that will specifically address injection-induced seismicity. In October 2015, the Division informed the Company that they were currently drafting the hydraulic fracturing induced seismicity policy and will start the Class II injection well policy once that was complete. In conjunction with the August 12, 2015 decision, Avalon temporarily suspended operations of AWMS #1 and will resume operations in combination with the reopening of AWMS #2.

Avalon Holdings Corporation and Subsidiaries

On September 8, 2015, Avalon filed an appeal with the Franklin County Court of Common Pleas. Avalon also filed a notice of appeal addressed to the Division. On October 16, 2015, the Division filed a motion to dismiss stating that although Avalon filed its notice of appeal with the Franklin County Court of Common Pleas, it did not file the notice of appeal with the Oil and Gas Commission as mandated by the Ohio Revised Code. On October 20, 2015, Avalon filed its notice of appeal with the Oil and Gas Commission. On December 18, 2015, the Franklin County Court of Common Pleas concluded that Avalon untimely filed its notice of appeal with the Oil and Gas Commission and thus did not comply with the Ohio Revised Code and that the Division’s motion to dismiss was granted. On January 4, 2016, Avalon filed an appeal with the Franklin County, Ohio 10th District Court of Appeals regarding the motion to dismiss ruling on the September 8, 2015 appeal. On April 6, 2016, an appeal hearing was held. During the hearing it was noted that Commission did not comply with the proper procedural requirements for providing Avalon with its August 12, 2015 decision. On May 5, 2016, Avalon’s assignment of error was rendered moot by the Ohio 10th District Court of Appeals and the judgment of the Franklin County Court of Common Pleas was reversed and subsequently the Commission re-notified the parties of the decision. Avalon thereby filed an appeal in the Franklin County Court of Common Pleas.

On November 1, 2016 an appeal hearing was held in that court. During the appeal hearing, Avalon contended that the Company was not in violation of any law, Ohio Regulation governing its operations or any of the terms and conditions of its injection permit, as acknowledged by the Division. The observed seismic events the Division used to justify the suspension order were of such magnitudes that occur every day in the State of Ohio. There were no documented complaints from the public concerning the observed seismic events. Avalon does not believe that there is substantial risk that the operations of AWMS #2 present an imminent danger to public health, safety or damage to the environment. In addition, the Company also contended that other Class II injection wells within Ohio have produced seismic events with similar and/or higher magnitudes and have been allowed to continue operations.

On December 23, 2016, the Franklin County Court of Common Pleas issued its Decision and Order in Avalon’s appeal of the Ohio Oil and Gas Commission’s decision that upheld the Division of Oil and Gas Resources Management’s suspension of AWMS #2. The Franklin County Court of Common Pleas found that the Division’s suspension and refusal to work with the Company for over 26 months was arbitrary and not in accordance with reason and therefore vacated the Ohio Oil and Gas Commission’s decision.  Subsequent to the ruling, and in accordance with the Decision and Order, both Avalon and the Division submitted their written restart plans to the Court. Avalon’s plan sets forth both the initial volumes and pressures and increases in volume and pressure while continuously monitoring seismicity and addressing the concerns of public health and safety.

On January 19, 2017, the Division filed a motion to stay the Decision and Order with the Franklin County Court of Common Pleas.  The Court denied the Division’s motion on January 23, 2017.  Also on January 19, 2017, the Division filed an appeal of the Decision and Order with the Ohio 10th District Court of Appeals in Franklin County.  On January 30, 2017, the Division filed a motion to stay the Decision and Order with the Ohio 10th District Court of Appeals in Franklin County.  On February 1, 2017, Avalon filed a motion to dismiss the Division’s appeal and also a memorandum in opposition to the Division’s motion to stay the December 23, 2016 Decision and Order.

On February 21, 2017, the Court of Common Pleas in Franklin County issued its Final Decision and Order. The Court’s Order sets conditions for the restarting of AWMS #2 in accordance with the proposed restart plans filed by Avalon with minor revisions. While the Company is currently making preparations for restarting the well and opening the facility, the Ohio Department of Natural Resources filed a Motion to Stay the Court Order on February 22, 2017. The Company does not know if that action will delay the restarting of the well and reopening of the facility.

In addition, on August 26, 2016, Avalon filed a complaint in the 11th Appellate District Court in Trumbull County, Ohio for a Peremptory Writ of Mandamus to compel the Director of the ODNR to initiate appropriations procedures to determine damages from the illegal regulatory taking of the Company’s property, or issue an alternative remedy at law. There is currently no implemented state-wide policy on induced seismicity and The ODNR has refused to communicate with the Company regarding the status and requirements of any policymaking. The Company believes that the actions, and lack of responsible actions, by ODNR, which were triggered by a seismic event that presented no hazard or risk to any individual or to the environment, is a clear violation of the Company’s property rights and a violation of the Fifth and Fourteenth Amendments to the U.S. Constitution; Article I, Section 19 of the Ohio Constitution; and Ohio Revised Code Chapter 163.  On September 26, 2016, the ODNR filed a motion to dismiss Avalon’s Writ of Mandamus complaint. The Company intends to vigorously pursue the Complaint and obtain due process and fair compensation.

Avalon Holdings Corporation and Subsidiaries

Avalon assessed the recoverability of the carrying values of the salt water injection wells based on the estimated future cash flows directly associated with and which are expected to arise as a direct result of the wells being reopened based on the plans set forth in the Court of Common Pleas in Franklin County’s Final Decision and Order. The assumptions used by management in developing the estimates of future cash flows were based on current market conditions and comparable prior periods while in operation. Based on the estimated undiscounted sum of the future cash flows, the net book value of the property, plant and equipment relating to the wells of approximately $4.3 million at December 31, 2016 was recoverable in less than the estimated remaining useful lives of those assets.

Management will continue to consider whether indicators of impairment are present and test for recoverability, as necessary. If management concludes that the carrying amount of the salt water injection wells are not recoverable, Avalon may record an impairment charge up to $4.3 million, the carrying value of the salt water injection wells.

Economic challenges throughout the industries served by Avalon may result in payment defaults by customers. While Avalon continuously endeavors to limit customer credit risks, customer-specific financial downturns are not controllable by management. Significant customer payment defaults would have a material adverse impact upon Avalon’s future financial performance.

The Avalon Golf and Country Club operates golf courses and related clubhouses at each of its three facilities. The Avalon Golf and Country Club facilities also offer swimming pools, fitness centers, tennis courts, dining and banquet facilities and spa services. In addition, The Avalon Inn provides guests with a self-contained vacation experience, offering hotel guests golf packages to all of the golf courses of the Avalon Golf and Country Club and allows its guests to utilize the facilities at each of the clubhouses. Members of the Avalon Golf and Country Club also have access to all of the amenities offered by The Avalon Inn. The Avalon Golf and Country Club competes with many public courses and country clubs in the area. Although the golf courses continue to be available to the general public, the primary source of revenues is derived from the members of the Avalon Golf and Country Club. Avalon believes that the combination of its three facilities and The Avalon Inn will result in additional memberships in the Avalon Golf and Country Club. The ability to retain current members and attract new members has been an ongoing challenge. Although Avalon was able to increase the number of members of the Avalon Golf and Country Club, as of December 31, 2016, Avalon has not attained its membership goals. There can be no assurance as to when such goals will be attained and when the golf and related operations will ultimately become profitable. Avalon is continually using different marketing strategies to attract new members, such as local television advertising and various membership promotions. A significant decline in members could adversely affect the future financial performance of Avalon.

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

The expected term, or time until the option is exercised, is typically based on historical exercising behavior of previous option holders of a company’s stock. Due to the fact that the Company has had no historical exercising activity, we estimate the expected term using the simplified method.

Avalon amortizes the fair value of the stock options over the expected term which approximates the requisite service period. If accelerated vesting occurs based on the market performance of Avalon’s common stock, the compensation costs related to the vested stock options that have not previously been amortized are recognized upon vesting.

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

Avalon recognizes deferred tax assets and liabilities based on differences between financial statement carrying amounts and the tax bases of assets and liabilities. Avalon also records tax benefits when it believes that it is more likely than not that the benefit will be sustained by the tax authority. Avalon regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance based upon historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences to reduce its deferred assets to the amount that it believes is more likely than not to be realized. Avalon has considered future taxable income in assessing the need for the valuation allowance. The $2,637,000 of deferred tax liabilities will reverse in the same period and jurisdiction and is of the same character as the temporary differences giving rise to the $2,645,000 of deferred tax assets. Avalon has not provided a valuation allowance on the amount of deferred tax assets that it estimates will be utilized. The net deferred tax asset of $8,000 as of December 31, 2016 is likely to be utilized upon the filing of certain state tax returns. If future taxable income is less than the amount that has been assumed in assessing the recoverability of the deferred tax assets, then an increase in the valuation allowance will be required, with a corresponding increase to income tax expense. Likewise, should Avalon ascertain in the future that it is more likely than not that deferred tax assets will be realized in excess of the net deferred tax assets, all or a portion of the $1,453,000 valuation allowance as of December 31, 2016, would be reversed as a benefit to the provision for income taxes in the period such determination was made.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). ASU 2014-09 clarifies the principles used to recognize revenue for all entities. ASU 2014-09 provides a unified five-step model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The new standard replaces most of the existing revenue recognition standards in U.S. GAAP. In addition, in March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies how to apply revenue recognition guidance related to whether an entity is a principal or an agent. The Company has not yet completed our final review of the impact relating to the adoption of the new revenue recognition guidance. While we continue to assess all potential impacts of the new revenue recognition standard, we are currently reviewing whether the principal versus agent consideration would change how we present revenue for the managerial, consulting and clerical services provided for a single customer for the waste management service segment. We are also continuing to review potential disclosures and our method of adoption in order to complete our evaluation. The standard is required to be applied either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying it recognized at the date of initial application. We have not yet selected the transition method. The Company will adopt the new revenue standard in its first quarter of 2018. Based on our preliminary assessment, we do not expect the new guidance will fundamentally change or revenue recognition policies, practices or systems.

Avalon Holdings Corporation and Subsidiaries

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”). The new standard provides guidance on determining when and how to disclose going-concern uncertainties in the financial statements. Under ASU 2014-15, management will be required to perform interim and annual assessments of the Company’s ability to continue as a going concern within one year of the date the financial statements are issued. ASU 2014-15 is effective for annual periods ending after December 15, 2016, and interim periods thereafter, with early adoption permitted. The adoption of this standard did not have an impact on Avalon’s financial statement disclosures.

In February 2015, the FASB issued ASU 2015-02, Amendments to the Consolidation Analysis (“ASU 2015-02”). The new standard makes changes to the variable interest model. ASU 2015-02 requires all reporting entities involved with limited partnerships to re-evaluate whether these entities qualify for consolidation and revise documentation accordingly. During the first quarter of 2016, the Company adopted ASU 2015-02. The adoption of this standard did not have an impact on Avalon’s financial position, results of operations or financial statement disclosures.

In April 2015, the FASB issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”), which expands upon the guidance on the presentation of debt issuance costs. ASU 2015-03 requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the debt liability, consistent with debt discounts. The guidance does not change the current requirements surrounding the recognition and measurement of debt issuance costs, and the amortization of debt issuance costs will continue to be reported as interest expense. In connection with the loan and security agreement dated December 20, 2016, the Company classified debt issuance costs incurred as a direct reduction to the carrying amount of the debt.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”), which simplifies the presentation of deferred income taxes by eliminating the need for entities to separate deferred income tax liabilities and assets into current and noncurrent amounts in a classified statement of financial position. This amendment is effective for annual periods beginning after December 15, 2016. The Company is currently evaluating the potential impact that ASU 2015-17 may have on its financial position and results of operations. The adoption of this standard is not expected to have an impact on Avalon’s financial position, results of operations or financial statement disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases. The new standard establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. Avalon is currently evaluating the impact the adoption of this guidance will have on its financial position, results of operations, cash flows and related disclosures.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”), which simplifies several aspects of the accounting for employee share-based payment transactions including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification of related amounts within the statement of cash flows. The new standard will become effective beginning with the first quarter of 2017, with early adoption permitted. The Company is currently evaluating the potential impact that ASU 2016-09 may have on its financial position and results of operations. The adoption of this standard is not expected to have an impact on Avalon’s financial position, results of operations or financial statement disclosures.

Avalon Holdings Corporation and Subsidiaries

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life. ASU 2016-13 is effective January 1, 2020, with early adoption permitted January 1, 2019. The adoption of this standard is not expected to have an impact on Avalon’s financial position, results of operations or financial statement disclosures.

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”), which is intended to reduce diversity in practice in how certain cash receipts and payments are presented and classified in the statement of cash flows. The standard provides guidance in a number of situations including, among others, settlement of zero-coupon bonds, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, and distributions received from equity method investees. ASU 2016-15 also provides guidance for classifying cash receipts and payments that have aspects of more than one class of cash flows. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017, with early adoption permitted. The standard requires application using a retrospective transition method. The adoption of this standard is not expected to have an impact on Avalon’s financial position, results of operations or financial statement disclosures.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows: Restricted Cash (ASU 2016-18”), which requires entities to include restricted cash and restricted cash equivalent balances with cash and cash equivalent balances in the statement of cash flows.  ASU 2016-18 will be effective January 1, 2018 and will impact the presentation of our statement of cash flows in the event that loan proceeds that were deposited into our project fund account are not fully utilized in 2017 to fund the renovation and expansion of The Avalon Inn.

The Company reviews new accounting standards as issued. The Company has considered all other recently issued accounting pronouncements and does not believe that adoption of such pronouncement will have a material impact on its financial statements.

Avalon Holdings Corporation and Subsidiaries

Consolidated Balance Sheets

(in thousands, except for share data)

	December 31,
	2016	2015
Assets
Current Assets:
Cash and cash equivalents	$2,299	$1,814
Accounts receivable, less allowance for doubtful accounts of $235 in 2016 and 2015	11,349	9,579
Inventories	773	830
Prepaid expenses	462	487
Refundable income taxes	-	33
Other current assets	35	45
Total current assets	14,918	12,788

Property and equipment, net	43,971	43,386
Leased property under capital leases, net	6,035	6,042
Restricted cash	2,905	-
Noncurrent deferred tax asset	8	8
Other assets, net	61	78
Total assets	$67,898	$62,302

Liabilities and Equity
Current liabilities:
Current portion of obligations under capital leases	$112	$59
Current portion of long-term debt	517	-
Accounts payable	9,387	8,022
Accrued payroll and other compensation	684	618
Accrued income taxes	48	-
Other accrued taxes	448	380
Deferred revenues	2,716	2,401
Other liabilities and accrued expenses	764	667
Total current liabilities	14,676	12,147

Revolving line of credit	-	7,975
Long-term debt, net of current portion	11,294	-
Obligations under capital leases, net of current portion	452	274
Asset retirement obligation	100	100
Deferred rental income	-	50
Contingencies and commitments

Equity:
Avalon Holdings Corporation Shareholders' Equity:
Class A Common Stock, $.01 par value, one vote per share: authorized 10,500,000 shares; issued and outstanding 3,191,100 shares at December 31, 2016 and 2015	32	32
Class B Common Stock, $.01 par value, ten votes per share: authorized 1,000,000 shares; issued and outstanding 612,231 shares at December 31, 2016 and 2015	6	6
Paid-in capital	58,953	58,924
Accumulated deficit	(20,250)	(20,181)
Total Avalon Holdings Corporation Shareholders' Equity	38,741	38,781
Non-controlling interest in subsidiary	2,635	2,975
Total equity	41,376	41,756
Total liabilities and equity	$67,898	$62,302

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Operations

(in thousands, except for per share amounts)

	Year Ended December 31,
	2016	2015

Net operating revenues	$61,352	$53,090

Costs and expenses:
Costs of operations	50,519	44,197
Depreciation and amortization expense	2,816	2,560
Selling, general and administrative expenses	8,203	7,635
Operating loss	(186)	(1,302)

Other income (expense):
Interest expense	(379)	(147)
Other income, net	281	286
Loss before income taxes	(284)	(1,163)

Provision for income taxes	125	59
Net loss	(409)	(1,222)

Less net loss attributable to non-controlling interest in subsidiary	(340)	(510)
Net loss attributable to Avalon Holdings Corporation common shareholders	$(69)	$(712)

Loss per share attributable to Avalon Holdings Corporation common shareholders
Basic and diluted net loss per share	$(0.02)	$(0.19)

Weighted average shares outstanding - basic and diluted	3,803	3,803

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2016	2015

Operating activities:
Net loss	$(409)	$(1,222)
Reconciliation of net loss to cash provided by operating activities:
Depreciation and amortization expense	2,816	2,560
Amortization of debt issuance costs	17	13
Compensation costs - stock options	29	56
Deferred rental income	(88)	(88)
Provision for losses on accounts receivable	115	85
Change in operating assets and liabilities:
Accounts receivable	(1,885)	(914)
Inventories	57	117
Prepaid expenses	25	(13)
Refundable income taxes	33	(25)
Other current assets	10	-
Other assets	(5)	(3)
Accounts payable	1,240	1,323
Accrued payroll and other compensation	66	(96)
Accrued income taxes	48	(8)
Other accrued taxes	68	1
Deferred revenues	315	145
Other liabilities and accrued expenses	135	(40)
Net cash provided by operating activities	2,587	1,891

Investing activities:
Capital expenditures	(2,998)	(8,523)
Net cash used in investing activities	(2,998)	(8,523)

Financing activities:
Proceeds under term loan facility	12,000	-
Borrowings under line of credit facilities	1,025	9,175
Repayment under line of credit facilities	(9,000)	(5,000)
Restricted cash	(2,905)	-
Payments of debt issuance costs	(157)	-
Principal payments on capital lease obligations	(67)	(58)
Net cash provided by financing activities	896	4,117

Increase (decrease) in cash and cash equivalents	485	(2,515)
Cash and cash equivalents at beginning of year	1,814	4,329
Cash and cash equivalents at end of year	$2,299	$1,814

Supplemental disclosure of cash flow information:

Significant non-cash operating and investing activities:
Capital expenditures included in accounts payable	$93	$270
Significant non-cash operating and financing activities:
Debt issuance costs included in accounts payable	$32	$-
Significant non-cash investing and financing activities:
Capital lease obligations incurred	$298	$-

Cash paid during the year for interest	$379	$244
Cash paid during the year for income taxes	$54	$94

For supplemental cash flow information regarding income taxes, see Note 6.

See accompanying notes to consolidated financial statements

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Shareholders’ Equity

(in thousands)

	For the Years Ended December 31, 2016 and 2015

	Shares		Common Stock		Paid-in	Accumulated	Total Avalon Shareholders'	Non- controlling Interest in
	Class A	Class B	Class A	Class B	Capital	Deficit	Equity	Subsidiary	Total

Balance at January 1, 2015	3,191	612	$32	$6	$58,868	$(19,469)	$39,437	$3,485	$42,922

Stock options - compensation costs	-	-	-	-	56	-	56	-	56

Net loss	-	-	-	-	-	(712)	(712)	(510)	(1,222)

Balance at December 31, 2015	3,191	612	32	6	58,924	(20,181)	38,781	2,975	41,756

Stock options - compensation costs	-	-	-	-	29	-	29	-	29

Net loss	-	-	-	-	-	(69)	(69)	(340)	(409)

Balance at December 31, 2016	3,191	612	$32	$6	$58,953	$(20,250)	$38,741	$2,635	$41,376

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

Avalon provides waste management services to industrial, commercial, municipal and governmental customers in selected northeastern and midwestern U.S. markets, captive landfill management services and salt water injection well operations. In addition, Avalon owns Avalon Resorts and Clubs, Inc. (“ARCI”), which includes the operation and management of three golf courses and associated clubhouses, fitness centers, tennis courts, spa services, dining and banquet facilities and a travel agency. ARCI also owns and operates a hotel and related amenities including dining, banquet and conference facilities, fitness center, indoor junior Olympic size swimming pool and tennis courts.

In July 2016, the Company formed ARCI, a wholly owned subsidiary of Avalon, the purpose of which is to hold the corporate activity of Avalon Clubs, Inc. and Avalon Resorts, Inc., both formed concurrently with ARCI.  Avalon Clubs, Inc. was formed to hold the wholly owned subsidiaries of the Avalon Golf and Country Club, while Avalon Resorts, Inc. holds the operations of The Avalon Inn. ACRI, Avalon Clubs, Inc. and Avalon Resorts, Inc. are included within Avalon’s golf and related operations segment.

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

Reclassifications

Certain reclassifications of prior year amounts have been made to the Consolidated Statement of Cash Flows to conform to current year classification.

Principles of Consolidation

The consolidated financial statements include the accounts of Avalon, its wholly owned subsidiaries and those companies in which Avalon has managerial control.

All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents for purposes of the Consolidated Statements of Cash Flows and Consolidated Balance Sheets. Avalon maintains its cash balances in various financial institutions. These balances may, at times, exceed federal insured limits. Avalon has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk relating to its cash and cash equivalents.

Avalon Holdings Corporation and Subsidiaries

Inventories

Inventories are stated at the lower of cost or market. Cost of inventories is determined by the average cost method. If necessary, a provision for potentially obsolete or slow-moving inventory is made based on management’s analysis of inventory levels and future sales forecasts.

Restricted Cash

Cash and cash equivalents that are restricted as to withdrawal or use under the terms of certain contractual agreements are recorded in restricted cash on the Consolidated Balance Sheets. Restricted cash of $2.9 million at December 31, 2016 consists of loan proceeds deposited into a project fund account to fund future costs associated with the renovation and expansion of The Avalon Inn in accordance with the provisions of the loan and security agreement (See Note 3).

Financial Instruments

The Company follows the guidance included in the Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, for its financial assets and liabilities. The fair value of financial instruments consisting of cash, cash equivalents, restricted cash, accounts receivable, and accounts payable at December 31, 2016 and 2015 approximates carrying value due to the relative short maturity of these financial instruments.

The fair value of debt under the Company’s line of credit agreement approximates carrying value due to the floating interest rates and relative short maturity of the revolving borrowings under this agreement.

The fair value of the Company’s term loan approximates carrying value at December 31, 2016, as the debt was recently financed in December and neither our credit rating nor market credit conditions have changed substantially since the debt was refinanced.

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

Debt Issuance Costs

Debt issuance costs are capitalized and amortized over the life of the related debt. Amortization of deferred financing costs is included in interest expense in the Consolidated Statements of Operations. Debt issuance costs incurred related to the loan and security agreement is presented in the Consolidated Balance Sheets as a direct deduction from the carrying amount of the debt. Debt issuance costs incurred related to the line of credit agreement is presented in the Consolidated Balance Sheets as “other assets, net.”

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

Avalon Holdings Corporation and Subsidiaries

Revenue Recognition

Avalon recognizes revenue for waste disposal brokerage and management services as services are performed. In accordance with ASC 605-45, Revenue Recognition – Principal Agent Considerations, we report revenue on a gross basis because we are the primary obligor in our arrangements to provide these services to our customers.

Revenues for the golf and related operations are recognized as services are provided with the exception of annual membership dues which are recognized proportionately over the membership term. The deferred revenue relating to membership dues was approximately $2.7 million and $2.4 million at December 31, 2016 and 2015, respectively.

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

As a result of a private placement offering, Avalon is not the majority owner of AWMS Holdings, LLC. At December 31, 2016 and 2015, respectively, Avalon owns approximately 47% of AWMS Holdings, LLC. In accordance ASC 810-10, due to the managerial control of AWMS Water Solutions, LLC, AWMS Holdings, LLC is a VIE, and the financial statements of AWMS Holdings, LLC and subsidiaries are included in Avalon’s consolidated financial statements. ASC 810-10 requires noncontrolling interests to be reported as a separate component of equity. The amount of net loss attributable to the noncontrolling interest is recorded in “net loss attributable to noncontrolling interest” in our Consolidated Statements of Operations (See Note 13).

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

Avalon amortizes the grant date fair value of the stock options over the expected term which approximates the requisite service period. If accelerated vesting occurs based on the market performance of Avalon’s common stock, the compensation costs related to the vested stock options that have not previously been amortized are recognized upon vesting.

Avalon Holdings Corporation and Subsidiaries

Asset Retirement Obligation

Avalon recorded an estimated asset retirement obligation of $0.1 million at December 31, 2016 and 2015, respectively, to plug and abandon the two salt water injection wells based upon an estimate from an experienced and qualified third party.

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

For the golf and related operations segment, Avalon does not believe there was a triggering event in 2016 or 2015 as future cash flows have not changed significantly and asset values have remained relatively stable.

For the waste management services segment, in accordance with FASB ASC 360-10-35, Property, Plant and Equipment – Overall – Subsequent Measurement (“ASC 360-10-35”), Avalon assessed the recoverability of the carrying values of the salt water injection wells based on the estimated future cash flows directly associated with and which are expected to arise as a direct result of the wells being reopened based on the plans set forth in the Court of Common Pleas in Franklin County’s Final Decision and Order (See Note 14). The assumptions used by management in developing the estimates of future cash flows were based on current market conditions and comparable prior periods while in operation. Based on the estimated undiscounted sum of the future cash flows, the net book value of the property, plant and equipment relating to the wells of approximately $4.3 million at December 31, 2016 was recoverable in less than the estimated remaining useful lives of those assets.

Management will continue to consider whether indicators of impairment are present and test for recoverability, as necessary, in accordance with ASC 360-10-15. If management concludes that the carrying amount of the salt water injection wells are not recoverable, Avalon may record an impairment charge up to $4.3 million, the carrying value of the salt water injection wells.

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

Basic and Diluted Net Loss per Share

Basic net loss per share attributable to Avalon Holdings Corporation common shareholders for the years ended December 31, 2016 and 2015 is computed by dividing the net loss by the weighted average number of common shares outstanding, which were 3,803,331 for each period.

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

For the years ended December 31, 2016 and 2015, the diluted per share amounts reported are equal to the basic per share amounts because Avalon was in a net loss position and as a result, such dilution would be considered anti-dilutive. Assuming dilution, the weighted average number of common shares outstanding for the years ended December 31, 2016 and 2015 was 3,849,882 and 3,848,002, respectively.

Avalon Holdings Corporation and Subsidiaries

The loss per share calculations for the years ended December 31, 2016 and 2015 are as follows (in thousands, except per share amounts):

	2016	2015
Net loss attributable to Avalon Holdings Corporation common shareholders	$(69)	$(712)

Shares used in computing basic loss per share	3,803	3,803
Potentially dilutive shares from stock options	-	-
Shares used in computing diluted loss per share	3,803	3,803

Loss per share attributable to Avalon Holdings Corporation common shareholders
Basic and diluted net loss per share	$(0.02)	$(0.19)

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). ASU 2014-09 clarifies the principles used to recognize revenue for all entities. ASU 2014-09 provides a unified five-step model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The new standard replaces most of the existing revenue recognition standards in U.S. GAAP. In addition, in March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies how to apply revenue recognition guidance related to whether an entity is a principal or an agent. The Company has not yet completed our final review of the impact relating to the adoption of the new revenue recognition guidance. While we continue to assess all potential impacts of the new revenue recognition standard, we are currently reviewing whether the principal versus agent consideration would change how we present revenue for the managerial, consulting and clerical services provided for a single customer for the waste management service segment. We are also continuing to review potential disclosures and our method of adoption in order to complete our evaluation. The standard is required to be applied either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying it recognized at the date of initial application. We have not yet selected the transition method. The Company will adopt the new revenue standard in its first quarter of 2018. Based on our preliminary assessment, we do not expect the new guidance will fundamentally change or revenue recognition policies, practices or systems.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”). The new standard provides guidance on determining when and how to disclose going-concern uncertainties in the financial statements. Under ASU 2014-15, management will be required to perform interim and annual assessments of the Company’s ability to continue as a going concern within one year of the date the financial statements are issued. ASU 2014-15 is effective for annual periods ending after December 15, 2016, and interim periods thereafter, with early adoption permitted. The adoption of this standard did not have an impact on Avalon’s financial statement disclosures.

In February 2015, the FASB issued ASU 2015-02, Amendments to the Consolidation Analysis (“ASU 2015-02”). The new standard makes changes to the variable interest model. ASU 2015-02 requires all reporting entities involved with limited partnerships to re-evaluate whether these entities qualify for consolidation and revise documentation accordingly. During the first quarter of 2016, the Company adopted ASU 2015-02. The adoption of this standard did not have an impact on Avalon’s financial position, results of operations or financial statement disclosures.

In April 2015, the FASB issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”), which expands upon the guidance on the presentation of debt issuance costs. ASU 2015-03 requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the debt liability, consistent with debt discounts. The guidance does not change the current requirements surrounding the recognition and measurement of debt issuance costs, and the amortization of debt issuance costs will continue to be reported as interest expense. In connection with the loan and security agreement dated December 20, 2016, the Company classified debt issuance costs incurred as a direct reduction to the carrying amount of the debt.

Avalon Holdings Corporation and Subsidiaries

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”), which simplifies the presentation of deferred income taxes by eliminating the need for entities to separate deferred income tax liabilities and assets into current and noncurrent amounts in a classified statement of financial position. This amendment is effective for annual periods beginning after December 15, 2016. The Company is currently evaluating the potential impact that ASU 2015-17 may have on its financial position and results of operations. The adoption of this standard is not expected to have an impact on Avalon’s financial position, results of operations or financial statement disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases. The new standard establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. Avalon is currently evaluating the impact the adoption of this guidance will have on its financial position, results of operations, cash flows and related disclosures.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”), which simplifies several aspects of the accounting for employee share-based payment transactions including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification of related amounts within the statement of cash flows. The new standard will become effective beginning with the first quarter of 2017, with early adoption permitted. The Company is currently evaluating the potential impact that ASU 2016-09 may have on its financial position and results of operations. The adoption of this standard is not expected to have an impact on Avalon’s financial position, results of operations or financial statement disclosures.

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life. ASU 2016-13 is effective January 1, 2020, with early adoption permitted January 1, 2019. The adoption of this standard is not expected to have an impact on Avalon’s financial position, results of operations or financial statement disclosures.

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”), which is intended to reduce diversity in practice in how certain cash receipts and payments are presented and classified in the statement of cash flows. The standard provides guidance in a number of situations including, among others, settlement of zero-coupon bonds, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, and distributions received from equity method investees. ASU 2016-15 also provides guidance for classifying cash receipts and payments that have aspects of more than one class of cash flows. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017, with early adoption permitted. The standard requires application using a retrospective transition method. The adoption of this standard is not expected to have an impact on Avalon’s financial position, results of operations or financial statement disclosures.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows: Restricted Cash (ASU 2016-18”), which requires entities to include restricted cash and restricted cash equivalent balances with cash and cash equivalent balances in the statement of cash flows.  ASU 2016-18 will be effective January 1, 2018 and will impact the presentation of our statement of cash flows in the event that loan proceeds that were deposited into our project fund account are not fully utilized in 2017 to fund the renovation and expansion of The Avalon Inn.

The Company reviews new accounting standards as issued. The Company has considered all other recently issued accounting pronouncements and does not believe that adoption of such pronouncement will have a material impact on its financial statements.

Avalon Holdings Corporation and Subsidiaries

Note 3. Term Loan and Line of Credit Agreements

On December 20, 2016, Avalon and certain direct and indirect wholly owned subsidiaries entered into a loan and security agreement (the “Term Loan Agreement”) with Laurel Capital Corporation which provides for a $12.0 million term loan. At closing, $9.1 million of the proceeds were used to pay off the existing line of credit agreement and associated accrued interest with Home Savings Bank (formerly The Home Savings and Loan Company of Youngstown, Ohio), dated May 21, 2015, as amended, and pay related transaction costs associated with the Term Loan Agreement. The existing line of credit agreement with Home Savings Bank was terminated in conjunction with the repayment. Remaining proceeds of $2.9 million under the Term Loan Agreement were deposited in a project fund account to fund future costs of renovating and expanding The Avalon Inn.

The $12.0 million outstanding under the Term Loan Agreement is payable in 119 equal monthly installments of principal and interest, based on a fifteen (15) year maturity schedule commencing January 20, 2017. The Term Loan Agreement matures on December 20, 2026 at which time the final balloon payment equal to the remaining outstanding principal, interest and fees are due. Borrowings under the Term Loan Agreement bear interest at a fixed rate of 5.35% until the fifth anniversary date of the closing at which time the interest rate will be reset to a fixed rate equal to the greater of (a) 5.35% per annum or (b) the sum of the Index Rate on the date two (2) business days prior to the reset date and 3.95%, provided that the applicable rate shall in no event exceed 7.50% per annum.

Avalon has the right to prepay the amount outstanding under the Term Loan Agreement, in whole or in part, at any time upon payment of the principal amount of the loan to be prepaid plus accrued unpaid interest thereon to the prepayment date, plus an applicable prepayment penalty. The prepayment penalty, expressed as a percentage of the principal of the loan being prepaid, is five percent (5%) on any prepayment in the first five years; four percent (4%) on any prepayment in the sixth and seventh year; three percent (3%) on any prepayment in the eighth and ninth year; and two percent (2%) on any prepayment in the tenth year.

Borrowings are secured by certain real property and related business assets as defined in the Term Loan Agreement. The Term Loan Agreement also contains certain financial and other covenants, customary representations, warranties and events of default. Avalon was in compliance with the Term Loan Agreement covenants at December 31, 2016.

The Company incurred approximately $189,000 of debt issuance costs in connection with the Term Loan Agreement. These debt issuance costs were capitalized and will be amortized over the life of the Term Loan Agreement. In accordance with ASU 2015-03, these costs are presented in the Consolidated Balance Sheets as a direct reduction from the carrying amount of the term loan liability.

Concurrently with the Term Loan Agreement, Avalon entered into a new business loan agreement with Home Savings Bank (the “Line of Credit Agreement”) which provides for a line of credit of up to $4.0 million maturing on May 31, 2017. Under the Line of Credit Agreement, borrowings in excess of $1.0 million are subject to a borrowing base which is calculated based off a specific level of eligible accounts receivable of the waste management business as defined in the agreement. No amounts were drawn under the Line of Credit Agreement at December 31, 2016.

Outstanding borrowings under the Line of Credit Agreement bear interest at Prime Rate plus .25%. At December 31, 2016, the interest rate on the Line of Credit Agreement was 4.00%.

Borrowings under the Line of Credit Agreement are secured by certain business assets of the Company including accounts receivable, inventory and equipment. The Line of Credit Agreement also contains certain covenants, customary representations, warranties and events of default. Avalon was in compliance with the Line of Credit Agreement covenants at December 31, 2016.

During the years ended December 31, 2016 and 2015, the weighted average interest rate on outstanding borrowings was 3.80% and 3.26%, respectively.

In accordance with FASB ASC 835-20, Capitalization of Interest, during the year ended December 31, 2015, Avalon capitalized approximately $97,000 of interest costs on borrowings incurred related to construction on The Avalon Inn. No amounts were capitalized during the year ended December 31, 2016.

Avalon Holdings Corporation and Subsidiaries

Obligations under the Company’s term loan and line of credit agreements at December 31, 2016 and 2015 consist of the following (in thousands):

	2016			2015
	Gross Amount	Debt Issuance Costs	Net Amount
Term loan agreement	$12,000	$(189)	$11,811	$-
Line of credit agreement	-	-	-	7,975
	12,000	(189)	11,811	7,975
Less current portion	536	(19)	517	-
Long-term debt	$11,464	$(170)	$11,294	$7,975

At December 31, 2016, future maturities of long-term debt are as follows (in thousands):

2017	$536
2018	566
2019	597
2020	629
2021	664
Thereafter	9,008
Total	$12,000

Note 4. Property and Equipment

Property and equipment at December 31, 2016 and 2015 consists of the following (in thousands):

	2016	2015
Land and land improvements	$14,118	$13,931
Buildings and improvements	33,533	30,556
Machinery and equipment	9,015	8,865
Vehicles	445	445
Office furniture and fixtures	5,963	5,571
Construction in progress	479	1,251
	63,553	60,619
Less accumulated depreciation and amortization	(19,582)	(17,233)
Property and equipment, net	$43,971	$43,386

At December 31, 2016, the Company did not have any fixed contractual commitments for construction projects.

Note 5. Capital Leased Assets

In November 2003, Avalon entered into a long-term agreement with Squaw Creek Country Club to lease and operate its golf course and related facilities. The lease has an initial term of ten (10) years with four (4) consecutive ten (10) year renewal term options unilaterally exercisable by Avalon. Under the lease, Avalon is obligated to pay $15,000 in annual rent and make leasehold improvements of $150,000 per year. Amounts expended by Avalon for leasehold improvements during a given year in excess of $150,000 will be carried forward and applied to future leasehold improvement obligations. Based upon the amount of leasehold improvements already made, Avalon expects to exercise all its remaining renewal options.

In addition to the Squaw Creek Country Club lease, the captive landfill operations lease a piece of equipment that was determined to be a capital lease. The amount capitalized in the Condensed Consolidated Balance Sheets under the caption “Leased property under capital leases, net” relating to this asset was approximately $0.1 million at December 31, 2016 and 2015, respectively.

Avalon Holdings Corporation and Subsidiaries

During 2016, the golf and related operations entered into leases for a vehicle and equipment that were determined to be capital leases. The amounts capitalized in the Condensed Consolidated Balance Sheets under the caption “Leased property under capital leases, net” relating to these assets were approximately $0.3 million at December 31, 2016.

Leased property under capital leases at December 31, 2016 and 2015 consists of the following (in thousands):

	2016	2015
Leased property under capital leases	$10,783	$10,352
Less accumulated amortization	(4,748)	(4,310)
Leased property under capital leases, net	$6,035	$6,042

Subsequent to December 31, 2016, the golf and related operations entered into leases for equipment that were determined to be capital leases. The total amount related to these assets was approximately $0.6 million.

Note 6. Income Taxes

Income (loss) before income taxes for each of the two years in the period ended December 31, 2016 was subject to taxation under United States jurisdictions only. The provision for income taxes consists of the following (in thousands):

	2016	2015
Current:
Federal	$(2)	$(3)
State	127	62
	125	59
Deferred:
Federal	-	-
State	-	-
	-	-
	$125	$59

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2016 and 2015 are as follows (in thousands):

	2016	2015
Deferred tax assets:
Accounts receivable, allowance for doubtful accounts	$87	$81
Reserves not deductible until paid	300	289
Net operating loss carryforwards
Federal	2,764	2,654
State	537	768
Federal tax credit	398	338
Other	12	11
Gross deferred tax assets	4,098	4,141
Less valuation allowance	(1,453)	(1,651)
Deferred tax assets net of valuation allowance	$2,645	$2,490

Deferred tax liabilities:
Property and equipment	$(2,399)	$(2,307)
Other	(238)	(175)
Gross deferred tax liabilities	$(2,637)	$(2,482)
Net deferred tax asset	$8	$8

Avalon Holdings Corporation and Subsidiaries

The $2,637,000 of deferred tax liabilities will reverse in the same period and jurisdiction and is of the same character as the temporary differences giving rise to the $2,645,000 of deferred tax assets. Avalon has not provided a valuation allowance on the amount of deferred tax assets that it estimates will be utilized. If future taxable income is less than the amount that has been assumed in assessing the recoverability of the deferred tax assets, then an increase in the valuation allowance will be required, with a corresponding increase to income tax expense. Likewise, should Avalon ascertain in the future that it is more likely than not that deferred tax assets will be realized in excess of the net deferred tax assets, all or a portion of the $1,453,000 valuation allowance as of December 31, 2016, would be reversed as a benefit to the provision for income taxes in the period such determination was made.

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to income (loss) before income taxes as a result of the following differences (in thousands):

	2016	2015
Loss before income taxes	$(284)	$(1,163)
Less net loss attributable to non-controlling interest in subsidiary	(340)	(510)
Income (loss) before income taxes attributable to Avalon Holdings Corporation common shareholders	56	(653)
Federal statutory rate	35%	35%
	20	(229)
State income taxes, net of federal income tax benefits	82	38
Change in valuation allowance	(198)	233
Increase in available federal tax credit	(60)	(29)
Decrease in capital loss carryforward	-	10
Other nondeductible expenses	41	44
Decrease (increase) in net operating loss carryforward:
State	231	(42)
Federal	5	(8)
Other, net	4	42
	$125	$59

Avalon is subject to income taxes in the U.S. federal and various states jurisdictions. With few exceptions, Avalon is no longer subject to U.S. federal, state and local income tax examinations by taxing authorities for the years before 2012. Avalon recognizes any interest and penalty assessed by taxing authorities as a component of interest expense and other expense, respectively. There were no accruals for the payment of interest and penalties for 2016 and 2015.

Avalon made net income tax payments of approximately $54,000 and $94,000 in 2016 and 2015, respectively. At December 31, 2016, Avalon has taxable loss carryforwards for federal income tax purposes aggregating approximately $8,146,000 which are available to offset future federal taxable income. These carryforwards expire in 2021 through 2036. In addition, at December 31, 2016, certain subsidiaries of Avalon have net operating loss carryforwards for state purposes of approximately $8,148,000 which are available to offset future state taxable income. These carryforwards expire at various dates through 2036. A valuation allowance has been provided because it is more likely than not that the deferred tax assets relating to certain of the federal and state loss carryforwards will not be realized.

Note 7. Retirement Benefits

Avalon sponsors a defined contribution profit sharing plan that is a qualified tax deferred benefit plan under Section 401(k) of the Internal Revenue Code (the “Plan”). Substantially all employees are eligible to participate in the Plan. The Plan provides for employer discretionary cash contributions as determined by Avalon’s Board of Directors. Discretionary contributions vest on a graduated basis and become 100% vested after five years of service. Plan participants may also contribute a portion of their annual compensation to the Plan, subject to maximums imposed by the Internal Revenue Code and related regulations. The Board decided not to make a discretionary employer contribution for 2016 or 2015.

Avalon Holdings Corporation and Subsidiaries

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

The purpose of the Avalon Holdings Corporation 2009 Long-term Incentive Plan (the “Plan”) is (a) to improve individual employee performance by providing long-term incentives and rewards to employees of Avalon, (b) to assist Avalon in attracting, retaining and motivating employees and non-employee directors with experience and ability, and (c) to associate the interests of such employees and directors with those of the Avalon shareholders. Under the Plan, 1,300,000 shares have been reserved for the issuance of stock options of which 760,000 options were outstanding at December 31, 2016. In January 2016, 90,000 options granted under the Plan were forfeited and in March 2016, 90,000 options were granted. The stock options, vest ratably over a five year period and have a contractual term of ten years from the date of grant. At the end of each contractual vesting period, the share price of the Avalon common stock, traded on a public stock exchange (NYSE Amex), must reach a predetermined price within three years following such contractual vesting period before the stock options are exercisable (See table below). If the Avalon common stock price does not reach the predetermined price, the stock options will either be cancelled or the period will be extended at the discretion of the Board of Directors.

The grant-date fair values of these stock option awards were estimated using the Monte Carlo Simulation. The Monte Carlo Simulation was selected to determine the fair value because it incorporates six minimum considerations; 1) the exercise price of the option, 2) the expected term of the option, taking into account both the contractual term of the option, the effects of employees’ expected exercise and post-vesting employment termination behavior, as well as the possibility of change in control events during the contractual term of the option agreements, 3) the current fair value of the underlying equity, 4) the expected volatility of the value of the underlying share for the expected term of the option, 5) the expected dividends on the underlying share for the expected term of the option and 6) the risk-free interest rate(s) for the expected term of the option.

The 90,000 options to purchase common stock that were granted in March 2016 have a weighted average grant date fair value of $0.43 per option. The grant-date fair values of the stock option awards granted in March 2016 using the Monte Carlo Simulation model were determined with the assumptions set forth in the following table:

Exercise price	$1.83
Expected volatility	52.40%
Expected dividend yield	0.00%
Risk-free rate over the estimated expected life	1.74%
Expected term (in years)	7.25

The grant date fair value of the underlying equity was determined to be equal to Avalon’s publicly traded stock price as of the grant dates times the sum of the Class A and Class B common shares outstanding.

Avalon Holdings Corporation and Subsidiaries

The expected term, or time until the option is exercised, is typically based on historical exercising behavior of previous option holders of a company’s stock.  Due to the fact that the Company has had no historical exercising activity, the simplified method is applied.  Because of the nature of the vesting described above, the options are separated into five blocks, with each block having its own vesting period and expected term.  For the options that were granted in March 2016, the expected terms were calculated to be 6.20, 6.70, 7.20, 7.70 and 8.20 years for option blocks 1 through 5, respectively.  For options granted prior to 2016, the expected terms were calculated to be 6.27, 6.77, 7.27, 7.77 and 8.27 years, for option blocks 1 through 5, respectively.

For the options that were granted in March 2016, the expected volatility of 52.40% was based on the observed historical volatility of Avalon common stock for a 7.25 year period prior to the grant date. There were no expected dividends and the risk-free interest rate of 1.74% was based on yield data for U. S. Treasury securities over a period consistent with the expected term.

For options granted prior to 2016, the expected volatility was based on the observed historical volatility of Avalon common stock. The expected volatility that was used ranged from 60.9% to 61.7% with a weighted average expected volatility of 61.2%. There were no expected dividends and the risk-free interest rate(s), which ranged from 2.06% to 2.28%, were based on yield data for U. S. Treasury securities over a period consistent with the expected term.

The following table is a summary of the stock option activity during 2016 and 2015:

		Weighted	Weighted
	Number of	Average	Average
	Options	Exercise	Fair Value at
	Granted	Price	Grant Date
Outstanding at January 1, 2015	760,000	$2.63	$1.09
Options granted	-	-	-
Options exercised	-	-	-
Options cancelled or forfeited	-	-	-
Outstanding at December 31, 2015	760,000	2.63	1.09
Options granted	90,000	1.83	0.43
Options exercised	-	-	-
Options cancelled or forfeited	(90,000)	2.89	1.20
Outstanding at December 31, 2016	760,000	$2.51	$1.00
Options Vested	632,000
Exercisable at December 31, 2016	268,000

The stock options vest and become exercisable based upon achieving two critical metrics as follows:

1)	Contract Vesting Term: The stock options vest ratably over a five year period.

2)

The Avalon common stock price traded on a public stock exchange (NYSE Amex) must reach the predetermined vesting price within three years after the options become vested under the contractual vesting term.

The table below represents the period and predetermined stock price needed for vesting.

	Begins	Ends	Predetermined
	Vesting	Vesting	Vesting Price
Block 1	12 months after Grant Dates	48 months after Grant Dates	$3.43
Block 2	24 months after Grant Dates	60 months after Grant Dates	$4.69
Block 3	36 months after Grant Dates	72 months after Grant Dates	$6.43
Block 4	48 months after Grant Dates	84 months after Grant Dates	$8.81
Block 5	60 months after Grant Dates	96 months after Grant Dates	$12.07

Avalon Holdings Corporation and Subsidiaries

Compensation costs were approximately $29,000 and $56,000 for the years ended December 31, 2016 and 2015, respectively, based upon the estimated grant date fair value calculations. As of December 31, 2016, there was approximately $42,000 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2.47 years.

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

Note 11. Lease Commitments

Avalon leases golf carts, machinery and equipment, furniture and fixtures, and copiers under operating leases. Under capital leases, Avalon leases a vehicle, equipment and land and land improvements. Future commitments under long-term, operating leases and capital leases at December 31, 2016 are as follows (in thousands):

	Capital	Operating	Total
2017	$141	$466	$607
2018	81	395	476
2019	80	305	385
2020	80	140	220
2021	72	93	165
Thereafter	465	-	465
Total minimum lease payments	919	$1,399	$2,318
Less: amounts representing interest	355
Present value of minimum lease payments	564
Less: current portion of obligations under capital leases	112
Long-term portion of obligations under capital leases	$452

Rental expense included in the Consolidated Statements of Operations amounted to approximately $0.6 million in 2016 and $0.5 million in 2015.

Avalon Holdings Corporation and Subsidiaries

Note 12. Business Segment Information

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

Avalon’s golf and related operations segment consists of three golf courses and associated clubhouses which provide dining and banquet facilities, a hotel which provides lodging, dining, banquet and conference facilities and a travel agency. Revenue for the golf and related operations segment consists primarily of membership dues, greens fees, cart rentals, room rentals, merchandise sales, tennis and fitness activities, spa services and food and beverage sales.

Avalon does not have significant operations located outside the United States and, accordingly, geographical segment information is not presented. In 2016, no customer individually accounted for 10% or more of Avalon’s consolidated net operating revenues. In 2015, one customer accounted for 11% of the waste management services segment’s net operating revenues to external customers and 8% of the consolidated net operating revenues.

The accounting policies of the segments are consistent with those described for the consolidated financial statements in the summary of significant accounting policies (See Note 2). Avalon measures segment profit for internal reporting purposes as income (loss) before taxes.

Business segment information including the reconciliation of segment income to consolidated loss before taxes is as follows (in thousands):

	2016	2015
Net operating revenues from:
Waste management services:
External customer revenues	$44,306	$38,278
Intersegment revenues	-	-
Total waste management services	44,306	38,278

Golf and related operations:
External customer revenues	17,046	14,812
Intersegment revenues	70	90
Total golf and related operations	17,116	14,902

Segment operating revenues	61,422	53,180
Intersegment eliminations	(70)	(90)
Total net operating revenues	$61,352	$53,090

Income (loss) before income taxes:
Waste management services	$2,777	$1,758
Golf and related operations	254	(26)
Segment income before taxes	3,031	1,732
Corporate interest expense	(361)	(130)
Corporate other income, net	9	24
General corporate expenses	(2,963)	(2,789)
Loss before income taxes	$(284)	$(1,163)

Avalon Holdings Corporation and Subsidiaries

	2016	2015
Depreciation and amortization expense:
Waste management services	$645	$646
Golf and related operations	1,998	1,732
Corporate	173	182
Total	$2,816	$2,560

Interest expense:
Waste management services	$3	$4
Golf and related operations	15	13
Corporate	361	130
Total	$379	$147

Capital expenditures:
Waste management services	$14	$10
Golf and related operations	3,296	8,769
Corporate	79	14
Total	$3,389	$8,793

Total assets:
Waste management services	$25,015	$22,575
Golf and related operations	44,728	43,390
Corporate	51,937	47,800
Subtotal	121,680	113,765
Elimination of intersegment receivables	(53,782)	(51,463)
Total	$67,898	$62,302

In comparing the total assets at December 31, 2016 with those at December 31, 2015, the increase in total assets of the waste management services segment of $2.4 million is primarily due to an increase in accounts receivable and intersegment transactions, which are eliminated in consolidation, partially offset by a lower net book value of property and equipment as a result of current year depreciation on the salt water injection wells. The increase in total assets of the golf and related operations segment of $1.3 million is primarily due to capital expenditures related to the renovation and expansion of The Avalon Inn and to a lesser extent an increase in accounts receivable partially offset by current year depreciation on property and equipment. The increase in corporate total assets is largely due to restricted cash of $2.9 million received in conjunction with our Term Loan Agreement and to a lesser extent an increase in cash and cash equivalents and intersegment transactions. This increase was partially offset by current year depreciation on property and equipment.

Note 13. Certain Relationships and Related Transactions

In August 2013, Avalon created a new Ohio limited liability company, AWMS Holdings, LLC, to act as a holding company to form and own a series of wholly owned subsidiaries that will own and operate Class II salt water injection wells and facilities (together the “facilities”). AWMS Holdings, LLC, offers investment opportunities to accredited investors by selling membership units of AWMS Holdings, LLC through private placement offerings. The monies received from these offerings, along with internally contributed capital, are used to construct the facilities necessary for the operation of salt water injection wells. AWMS Water Solutions, LLC, a wholly owned subsidiary of Avalon, manages all the salt water injection well operations, including the marketing and sales function and all decisions regarding the well operations for a percentage of the gross revenues.

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

As a result of a private placement offering, Avalon is not the majority owner of AWMS Holdings, LLC. At December 31, 2016 and 2015, respectively, Avalon owns approximately 47% of AWMS Holdings, LLC. In accordance ASC 810-10, due to the managerial control of American Water Management Services, LLC, AWMS Holdings, LLC is a VIE, and the financial statements of AWMS Holdings, LLC and subsidiaries are included in Avalon’s consolidated financial statements. ASC 810-10 requires noncontrolling interests to be reported as a separate component of equity. The amount of net loss attributable to the noncontrolling interest is recorded in “net loss attributable to noncontrolling interest” in our Consolidated Statements of Operations.

Avalon Holdings Corporation and Subsidiaries

Note 14. Injection Wells Suspension

As a result of a seismic event with a magnitude of 2.1 occurring on August 31, 2014, the Chief of the Division of Oil and Gas Resources Management (“Chief” or “Division”) issued Orders on September 3, 2014, to immediately suspend all operations of both of Avalon’s saltwater injection wells. The Orders were based on the findings that the two saltwater injection wells were located in close proximity to an area of known seismic activity and also that the saltwater injection wells pose a risk of increasing or creating seismic activity. The two saltwater injection wells are located approximately 112 feet apart. Based on these findings, the Chief ordered the immediate suspension of all operations of the two saltwater injection wells, until the Division could further evaluate the wells.

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

On March 11, 2015, an appeal hearing was held and post hearing briefs were filed thereafter. The Chief stated during the hearing that the suspension is only temporary, and that he expects that AWMS #2 will be allowed to inject once the state’s final policymaking is complete.

On August 12, 2015, the Oil and Gas Commission upheld the temporary suspension of injection operations of AWMS #2 stating that the temporary suspension will allow the Chief to more fully evaluate the facts in anticipation of the Division’s implementation of a comprehensive regulatory plan that will specifically address injection-induced seismicity. In October 2015, the Division informed the Company that they were currently drafting the hydraulic fracturing induced seismicity policy and will start the Class II injection well policy once that was complete. In conjunction with the August 12, 2015 decision, Avalon temporarily suspended operations of AWMS #1 and will resume operations in combination with the reopening of AWMS #2.

On September 8, 2015, Avalon filed an appeal with the Franklin County Court of Common Pleas. Avalon also filed a notice of appeal addressed to the Division. On October 16, 2015, the Division filed a motion to dismiss stating that although Avalon filed its notice of appeal with the Franklin County Court of Common Pleas, it did not file the notice of appeal with the Oil and Gas Commission as mandated by the Ohio Revised Code. On October 20, 2015, Avalon filed its notice of appeal with the Oil and Gas Commission. On December 18, 2015, the Franklin County Court of Common Pleas concluded that Avalon untimely filed its notice of appeal with the Oil and Gas Commission and thus did not comply with the Ohio Revised Code and that the Division’s motion to dismiss was granted. On January 4, 2016, Avalon filed an appeal with the Franklin County, Ohio 10th District Court of Appeals regarding the motion to dismiss ruling on the September 8, 2015 appeal. On April 6, 2016, an appeal hearing was held. During the hearing it was noted that Commission did not comply with the proper procedural requirements for providing Avalon with its August 12, 2015 decision. On May 5, 2016, Avalon’s assignment of error was rendered moot by the Ohio 10th District Court of Appeals and the judgment of the Franklin County Court of Common Pleas was reversed and subsequently the Commission re-notified the parties of the decision. Avalon thereby filed an appeal in the Franklin County Court of Common Pleas.

On November 1, 2016 an appeal hearing was held in that court. During the appeal hearing, Avalon contended that the Company was not in violation of any law, Ohio Regulation governing its operations or any of the terms and conditions of its injection permit, as acknowledged by the Division. The observed seismic events the Division used to justify the suspension order were of such magnitudes that occur every day in the State of Ohio. There were no documented complaints from the public concerning the observed seismic events. Avalon does not believe that there is substantial risk that the operations of AWMS #2 present an imminent danger to public health, safety or damage to the environment. In addition, the Company also contended that other Class II injection wells within Ohio have produced seismic events with similar and/or higher magnitudes and have been allowed to continue operations.

Avalon Holdings Corporation and Subsidiaries

On December 23, 2016, the Franklin County Court of Common Pleas issued its Decision and Order in Avalon’s appeal of the Ohio Oil and Gas Commission’s decision that upheld the Division of Oil and Gas Resources Management’s suspension of AWMS #2. The Franklin County Court of Common Pleas found that the Division’s suspension and refusal to work with the Company for over 26 months was arbitrary and not in accordance with reason and therefore vacated the Ohio Oil and Gas Commission’s decision.  Subsequent to the ruling, and in accordance with the Decision and Order, both Avalon and the Division submitted their written restart plans to the Court. Avalon’s plan sets forth both the initial volumes and pressures and increases in volume and pressure while continuously monitoring seismicity and addressing the concerns of public health and safety.

On January 19, 2017, the Division filed a motion to stay the Decision and Order with the Franklin County Court of Common Pleas.  The Court denied the Division’s motion on January 23, 2017.  Also on January 19, 2017, the Division filed an appeal of the Decision and Order with the Ohio 10th District Court of Appeals in Franklin County.  On January 30, 2017, the Division filed a motion to stay the Decision and Order with the Ohio 10th District Court of Appeals in Franklin County.  On February 1, 2017, Avalon filed a motion to dismiss the Division’s appeal and also a memorandum in opposition to the Division’s motion to stay the December 23, 2016 Decision and Order.

On February 21, 2017, the Court of Common Pleas in Franklin County issued its Final Decision and Order. The Court’s Order sets conditions for the restarting of AWMS #2 in accordance with the proposed restart plans filed by Avalon with minor revisions. While the Company is currently making preparations for restarting the well and opening the facility, the Ohio Department of Natural Resources filed a Motion to Stay the Court Order on February 22, 2017. The Company does not know if that action will delay the restarting of the well and reopening of the facility.

In addition, on August 26, 2016, Avalon filed a complaint in the 11th Appellate District Court in Trumbull County, Ohio for a Peremptory Writ of Mandamus to compel the Director of the Ohio Department of Natural Resources (“ODNR”) to initiate appropriations procedures to determine damages from the illegal regulatory taking of the Company’s property, or issue an alternative remedy at law. There is currently no implemented state-wide policy on induced seismicity and The ODNR has refused to communicate with the Company regarding the status and requirements of any policymaking. The Company believes that the actions, and lack of responsible actions, by ODNR, which were triggered by a seismic event that presented no hazard or risk to any individual or to the environment, is a clear violation of the Company’s property rights and a violation of the Fifth and Fourteenth Amendments to the U.S. Constitution; Article I, Section 19 of the Ohio Constitution; and Ohio Revised Code Chapter 163.  On September 26, 2016, the ODNR filed a motion to dismiss Avalon’s Writ of Mandamus complaint. The Company intends to vigorously pursue the Complaint and obtain due process and fair compensation.

Avalon Holdings Corporation and Subsidiaries

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Avalon Holdings Corporation

Warren, Ohio

We have audited the accompanying consolidated balance sheets of Avalon Holdings Corporation and subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the two years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Avalon Holdings Corporation and subsidiaries at December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/BDO USA, LLP

Cleveland, Ohio

March 16, 2017

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

With our participation, an evaluation of the effectiveness of our internal control over financial reporting was conducted as of December 31, 2016, based upon the framework and criteria established in Internal Control – Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2016.

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

March 16, 2017

Avalon Holdings Corporation and Subsidiaries

Company Location Directory

Corporate Office
Golf and Related Operations
Avalon Holdings Corporation
One American Way	Avalon Resorts and Clubs, Inc.
Warren, Ohio 44484-5555	One American Way
(330) 856-8800	Warren, Ohio 44484-5555
(330) 856-8898

Waste Management Services	Avalon Clubs, Inc.
One American Way
American Waste Management Services, Inc.	Warren, Ohio 44484-5555
One American Way	(330) 856-8898
Warren, Ohio 44484-5555
Avalon Resorts, Inc.
American Landfill Management, Inc.	One American Way
One American Way	Warren, Ohio 44484-5555
Warren, Ohio 44484-5555	(330) 856-8898
(330) 856-8800
Avalon Golf and Country Club
American Construction Supply, Inc.	One American Way
One American Way	Warren, Ohio 44484-5555
Warren, Ohio 44484-5555	(330) 856-8898
(330) 856-8800
Avalon Lakes Golf Course
American Water Solutions, LLC	One American Way
One American Way	Warren, Ohio 44484-5555
Warren, Ohio 44484-5555	(330) 856-8898
(330) 856-8800
Squaw Creek Golf Course
AWMS Holdings, LLC	761 Youngstown-Kingsville Road
One American Way	Vienna, Ohio 44473
Warren, Ohio 44484-5555	(330) 539-5103
(330) 856-8800
Avalon Country Club at Sharon, Inc.
AWMS Rt. 169, LLC	1030 Forker Blvd.
One American Way	Hermitage, PA 16148-1566
Warren, Ohio 44484-5555	(724) 981-6700
(330) 856-8800
The Avalon Resort and Spa LLC
9519 East Market Street
Warren, OH 44484-5555
(330) 856-1900

Avalon Travel, Inc.
One American Way
Warren, Ohio 44484-5555
(330) 856-8400

Avalon Holdings Corporation and Subsidiaries

Directors and Officers

Directors	Officers

Ronald E. Klingle	Ronald E. Klingle
Chairman of the Board and	Chairman of the Board and Chief Executive Officer
Chief Executive Officer
Executive Committee (Chairman)	Bryan P. Saksa
Compensation Committee	Chief Financial Officer, Treasurer and Secretary

Bryan P. Saksa	Frances R. Klingle
Chief Financial Officer, Treasurer and Secretary	Chief Administrative Officer
Compensation Committee (Chairman)
Clifford P. Davis
Kurtis D. Gramley	Chief Technology Officer
Chairman and Chief Executive Officer,
Edgewood Surgical Hospital	Richard R. Fees
Audit Committee (Chairman)	Controller
Executive Committee
Option Plan Committee

Stephen L. Gordon
Partner, Beveridge & Diamond, P.C.
Compensation Committee
Audit Committee
Option Plan Committee (Chairman)

David G. Bozanich
Director of Finance, City of Youngstown
Audit Committee
Executive Committee
Option Plan Committee

Avalon Holdings Corporation and Subsidiaries

Shareholder Information

Common stock information

Avalon’s Class A Common Stock is listed on the NYSE Amex (symbol: AWX). Quarterly stock information for 2016 and 2015 as reported by The Wall Street Journal is as follows:

2016:
Quarter Ended	High	Low	Close
March 31	$1.98	$1.60	$1.88
June 30	2.40	1.77	2.33
September 30	3.41	2.19	2.95
December 31	3.39	2.26	2.95

2015:
Quarter Ended	High	Low	Close
March 31	$3.74	$2.53	$2.75
June 30	3.89	2.22	2.40
September 30	2.51	1.62	1.92
December 31	2.34	1.61	1.89

No dividends were paid during 2016 or 2015.

There are 325 Class A and 9 Class B Common Stock shareholders of record as of the close of business March 3, 2017. The number of holders is based upon the actual holders registered on the records of Avalon’s transfer agent and registrar and does not include holders of shares in “street names” or persons, partnerships, associations, corporations or other entities identified in security position listings maintained by depository trust companies.

Dividend policy

Avalon presently intends to retain earnings for use in the operation and expansion of its business and therefore, does not anticipate paying any cash dividends in the foreseeable future.

Avalon Holdings Corporation and Subsidiaries

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

AVALON HOLDINGS CORPORATION AND SUBSIDIARIES

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(in thousands)

		Additions
DESCRIPTION	Balance at Beginning of Year	Charged (Credited) to Costs and Expenses		Charged to Other Accounts	Deductions / (Recoveries)		Balance at End of Year

Year ended December 31, 2016
Allowance for doubtful accounts	$235	$115		$-	$115	(1)	$235
Deferred tax asset valuation allowance	$1,651	$(198	) (2)	$-	$-		$1,453

Year ended December 31, 2015
Allowance for doubtful accounts	$168	$85		$-	$18	(1)	$235
Deferred tax asset valuation allowance	$1,418	$233	(2)	$-	$-		$1,651

(1) Accounts receivable written-off as uncollectible, net of recoveries.
(2) Change in valuation allowance primarily for deferred tax assets when it is more likely than not that the deferred tax assets will not be realized.