Form 10-K, Exhibit 13
period 2017-12-31
AVALON HOLDINGS CORP
filed 2018-03-15
CIK 1061069

Exhibit 13.1

Financial Highlights

(in thousands, except for per share amounts)

For the year	2017	2016

Net operating revenues	$55,848	$61,352
Loss before income taxes	(694)	(284)
Net loss attributable to Avalon Holdings Corporation common shareholders	(307)	(69)
Net loss per share attributable to Avalon Holdings Corporation common shareholders	(0.08)	(0.02)

At year-end	2017	2016

Working capital (deficit)	$(197)	$242
Total assets	65,378	67,898
Avalon Holdings Corporation Shareholders' Equity	38,446	38,741

The Company

Avalon Holdings Corporation provides waste management services to industrial, commercial, municipal and governmental customers in selected northeastern and midwestern U.S. markets, captive landfill management services and salt water injection well operations. Avalon Holdings Corporation also owns Avalon Resorts and Clubs Inc., which includes the operation of a hotel and its associated amenities, three golf courses and related country clubs and facilities.

 Contents

Financial Highlights	1

Management’s Discussion and Analysis of Financial Condition and Results of Operations	3

Consolidated Balance Sheets	19

Consolidated Statements of Operations	20

Consolidated Statements of Cash Flows	21

Consolidated Statements of Shareholders’ Equity	22

Notes to Consolidated Financial Statements	23

Report of Independent Registered Public Accounting Firm	41

Management’s Annual Report on Internal Controls over Financial Reporting	42

Company Location Directory	43

Directors and Officers	44

Shareholder Information	45

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

Liquidity and Capital Resources

For the year ended December 31, 2017, Avalon utilized existing cash and cash provided by operations to meet operating needs, make required monthly cash payments on the term loan facility and to fund capital expenditures which included the continued renovation and expansion of The Avalon Inn as described below.

On March 7, 2018, Avalon, through a newly created subsidiary, Avalon Mahoning Sports Center, Inc., completed the acquisition of the Boardman Tennis Center in Boardman, Ohio for approximately $1.3 million in cash. Subsequent to the acquisition, the Boardman Tennis Center was renamed The Avalon Athletic Club at Boardman. The primary assets of The Avalon Athletic Club at Boardman include the acquired real property consisting of the tennis building and associated land.

The acquisition is consistent with the Company’s athletics and fitness business strategy. Members of the Avalon Golf and Country Clubs will have access to all the tennis, athletic and fitness related activities that will be offered by The Avalon Athletic Club at Boardman. In addition, hotel guests at The Avalon Inn will also be able to utilize the facility during their stay. The Avalon Athletic Club at Boardman will earn revenue through membership fees, tennis, athletic and fitness related activities. The operating results will be included in the Company’s Consolidated Statements of Operations and within Avalon’s golf and related operations segment from the date of acquisition.

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

In 2017, Avalon incurred capital expenditures of $2.5 million of which $1.8 million of such expenditures was paid to vendors and primarily related to the continued renovation and expansion of The Avalon Inn and $0.7 million of such expenditures related to equipment acquired under new capital lease agreements. In 2016, Avalon incurred capital expenditures of $3.4 million and paid vendors $3.0 million for such expenditures which principally related to the renovation and expansion of The Avalon Inn. In 2017 and 2016, The Avalon Inn was in operation but still in the process of being renovated and expanded. The renovations and expansion include a complete renovation of the existing facility and the addition of new restaurants, bars, extensive banquet and conference facilities. Avalon’s aggregate capital expenditures in 2018 are expected to be in the range of $3.0 million to $4.0 million, funded with cash in our project fund account, further described below, and cash generated from operations. Capital expenditures principally relate to the continued renovation and expansion of The Avalon Inn, building improvements and equipment purchases.

Avalon Holdings Corporation and Subsidiaries

On December 20, 2016, Avalon and certain direct and indirect wholly owned subsidiaries entered into a loan and security agreement (the “Term Loan Agreement”) with Laurel Capital Corporation which provides for a $12.0 million term loan. At closing, $9.1 million of the proceeds were used to pay off the existing line of credit agreement and associated accrued interest with Home Savings Bank (formerly The Home Savings and Loan Company of Youngstown, Ohio), dated May 21, 2015, as amended, and pay related transaction costs associated with the Term Loan Agreement. The line of credit agreement with Home Savings Bank was terminated in conjunction with the repayment. Remaining proceeds of $2.9 million under the Term Loan Agreement were deposited in a project fund account to fund costs of renovating and expanding The Avalon Inn. On December 4, 2017 the Term Loan Agreement was amended to restate the definition of “Total Fixed Charges” utilized in the calculation of the “Fixed Charge Coverage Ratio.”

The $12.0 million term loan amount is payable in 119 equal monthly installments of principal and interest, based on a fifteen (15) year maturity schedule which commenced on January 20, 2017. The Term Loan Agreement matures on December 20, 2026 at which time the final balloon payment equal to the remaining outstanding principal, interest and fees are due. Borrowings under the Term Loan Agreement bear interest at a fixed rate of 5.35% until the fifth anniversary date of the closing at which time the interest rate will be reset to a fixed rate equal to the greater of (a) 5.35% per annum or (b) the sum of the Index Rate on the date two (2) business days prior to the reset date and 3.95%, provided that the applicable rate shall in no event exceed 7.50% per annum.

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

Borrowings are secured by certain real property and related business assets as defined in the Term Loan Agreement. The Term Loan Agreement also contains certain financial and other covenants, customary representations, warranties and events of default. Avalon was in compliance with the Term Loan Agreement covenants at December 31, 2017 and 2016.

Concurrently with the Term Loan Agreement, Avalon entered into a new business loan agreement with Home Savings Bank (the “Line of Credit Agreement”) which provides for a line of credit of up to $4.0 million with an original maturity date of May 31, 2017. On April 25, 2017, the Line of Credit Agreement was amended to increase the available line of credit from $4.0 million to $5.0 million and extend the maturity date to May 31, 2019. The amendment also has the option to request a one year extension of maturity in 2018 based on certain terms and conditions. Under the Line of Credit Agreement, borrowings in excess of $1.0 million are subject to a borrowing base which is calculated based off a specific level of eligible accounts receivable of the waste management business as defined in the agreement. No amounts were drawn under the Line of Credit Agreement at December 31, 2017 and 2016.

Outstanding borrowings under the Line of Credit Agreement bear interest at Prime Rate plus .25%. At December 31, 2017, the interest rate on the Line of Credit Agreement was 4.50%.

Borrowings under the Line of Credit Agreement are secured by certain business assets of the Company including accounts receivable, inventory and equipment. The Line of Credit Agreement also contains certain covenants, customary representations, warranties and events of default. Avalon was in compliance with the Line of Credit Agreement covenants at December 31, 2017 and 2016.

During the years ended December 31, 2017 and 2016, the weighted average interest rate on outstanding borrowings was 5.35% and 3.80%, respectively.

Avalon Holdings Corporation and Subsidiaries

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

At December 31, 2017, there was a working capital deficit of $0.2 million compared with working capital of $0.2 million at December 31, 2016. Working capital was negatively impacted by a decrease in cash and cash equivalents and accounts receivable partially offset by a decrease in accounts payable.

Accounts receivable decreased to $10.5 million at December 31, 2017 compared with $11.3 million at December 31, 2016. The decrease was primarily the result of decreased sales related to the waste management services segment in the fourth quarter of 2017 compared with the fourth quarter of 2016 and the timing of receipt on those associated receivables. Net operating revenues related to the waste management segment were $10.5 million in the fourth quarter of 2017 compared with $11.7 million in the fourth quarter of 2016.

Accounts payable decreased to $7.8 million at December 31, 2017 compared with $9.4 million at December 31, 2016. The decrease in accounts payable is primarily due to a decrease in the amounts due to disposal facilities and transportation carriers of the waste brokerage and management services business associated with the decrease in net operating revenues in the fourth quarter of 2017 compared with the fourth quarter of 2016 and the associated timing of those vendor payments in the ordinary course of business.

Deferred revenue relating to membership dues was approximately $2.7 million at December 31, 2017 and 2016, respectively. The increase in deferred revenues resulting from an increase in membership dues rates was offset by the decrease in the average number of members during 2017 compared to the prior year. During the third quarter of 2016, annual membership dues rates were increased. The increased rates became effective on the member’s annual renewal date. The average number of members during 2017 was 4,531 compared to 4,615 in the prior year. Revenues related to annual membership dues are recognized proportionately over the membership term.

Management believes that anticipated cash provided from future operations, will be, for the foreseeable future, sufficient to meet operating requirements and make required monthly payments under our term loan facility. If business conditions warrant additional monies needed to fund capital expenditure programs, Avalon will take actions such as refinancing or restructuring our current debt agreements, incurring additional indebtedness, issuance of common stock or issuance of a security with characteristics of both debt and equity.

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

Golf and Related Operations Segment

In August 2014, the Company acquired The Avalon Inn which was integrated into the golf and related operations segment. The acquisition is consistent with the Company's business strategy in that The Avalon Inn provides guests with a self-contained vacation experience, offering hotel guests golf packages to all of the golf courses of the Avalon Golf and Country Club and allows its guests to utilize the facilities at each of the clubhouses. Members of the Avalon Golf and Country Club also have access to all of the amenities offered by The Avalon Inn. The Avalon Inn is open year-round and provides a consistent, comfortable environment where our guests can enjoy our various amenities and activities. Avalon believes that the combination of its three golf facilities and The Avalon Inn will result in additional memberships in the Avalon Golf and Country Club.

On March 7, 2018, Avalon acquired The Avalon Athletic Club at Boardman which was integrated into the golf and related operations segment. The acquisition is consistent with the Company’s athletics and fitness business strategy. Members of the Avalon Golf and Country Clubs will have access to all the tennis, athletic and fitness related activities that will be offered by The Avalon Athletic Club at Boardman. In addition, hotel guests of The Avalon Inn will also be able to utilize the facility during their stay.

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

Performance in 2017 compared with 2016

Overall Performance

Net operating revenues decreased to $55.8 million in 2017 compared with $61.4 million in 2016. This decrease was due to a decrease in net operating revenues of the waste management services segment. Net operating revenues of the waste management services segment were $38.4 million in 2017 compared with $44.3 million in 2016. The decrease in net operating revenues attributable to the waste management services segment during 2017 compared to 2016 was slightly offset by an increase in revenue attributable to the golf and related operations segment. Net operating revenues of the golf and related operations segment were approximately $17.4 million in 2017 compared with $17.1 million in 2016.

Avalon Holdings Corporation and Subsidiaries

Costs of operations related to the waste management segment decreased to $30.5 million in 2017 compared with $36.4 million in 2016. The decrease in the cost of operations between years for the waste management segment is primarily due to the decreased net operating revenues between periods as these costs vary directly with the associated net operating revenues. Cost of operations for the golf and related operations segment increased to $14.2 million in 2017 compared with $14.1 million in 2016. The increase was primarily a result of higher employee related costs and increased use of lawn care maintenance products for the golf courses.

Depreciation and amortization expense was approximately $3.0 million in 2017 compared with $2.8 million in 2016. The increase is primarily the result of depreciation expense associated with The Avalon Inn.

Consolidated selling, general and administrative expenses were $8.5 million in 2017 compared with $8.2 million in 2016. The increase in selling, general and administrative costs was primarily due to increased legal costs incurred relating to Avalon’s appeal and mandamus processes associated with the Company’s salt water injection wells.

Interest expense was $0.7 million in 2017 compared with $0.4 million in 2016. The increase in interest expense was due to higher average outstanding borrowings at a higher weighted average interest rate during 2017 compared to the prior year.

Net loss attributable to Avalon Holdings Corporation common shareholders was $0.3 million, or $0.08 per share, in 2017 compared with a net loss attributable to Avalon Holdings Corporation common shareholders of $0.1 million, or $0.02 per share, in 2016.

Segment Performance

Segment performance should be read in conjunction with Note 12 to the Consolidated Financial Statements.

Waste Management Services Segment

The net operating revenues of the waste management services segment decreased to approximately $38.4 million in 2017 compared with $44.3 million in 2016. The waste management services segment includes waste disposal brokerage and management services, captive landfill management operations and salt water injection well operations.

The net operating revenues of the waste brokerage and management services business decreased to $36.2 million in 2017 from $42.2 million in 2016. This decrease was primarily due to a decrease of $8.8 million, or a 40% decrease, in net operating revenues attributable to event work relating to multiple projects. Event work is defined as bid projects under contract that occurs on a one-time basis over a short period of time. Such work can fluctuate significantly from year to year. Net operating revenues related to event work were $13.4 million in 2017 compared with $22.2 million in 2016. In addition, net operating revenues related to managerial, consulting and clerical services decreased to $1.3 million in 2017 compared with $1.7 million in 2016. Net operating revenue relating to managerial, consulting and clerical services, which is performed for one customer, is entirely dependent on that customer’s needs. The decreases noted above were partially offset by an increase in net operating revenues relating to continuous work of the waste disposal brokerage business. Continuous work of the waste disposal brokerage business increased approximately $3.2 million, or a 17% increase between years related to increased work from multiple customers. Net operating revenues related to continuous work were $21.5 million in 2017 compared with $18.3 million in 2016.

The net operating revenues of the captive landfill management operations were approximately $2.2 million in 2017 compared to $2.1 million in 2016. The net operating revenues of the captive landfill operations are almost entirely dependent upon the volume of waste generated by the owner of the landfill for whom Avalon manages the facility.

Due to the temporary suspension of the salt water injections wells described below, there were no operating revenues during 2017 and 2016.

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

On September 5, 2014, Avalon submitted the information required by the Chief’s Order in regards to its AWMS #1 injection well, and the Chief lifted the suspension for that well on September 18, 2014. On September 19, 2014, Avalon submitted information and a written plan required by the Chief’s Order proposing the establishment of certain operations and management controls on injections at the AWMS #2 injection well. To date, the Division has not responded to that plan despite Avalon’s requests for feedback.

On October 2, 2014, Avalon filed an appeal with the Ohio Oil and Gas Commission (the “Commission”) disputing the basis for suspending operations of AWMS #2 and also the authority of the Chief to immediately suspend such operations. On March 11, 2015, an appeal hearing was held. The Chief stated during the hearing that the suspension is only temporary, and that he expects that AWMS #2 will be allowed to inject once the state’s final policymaking is complete.

On August 12, 2015, the Commission upheld the temporary suspension of injection operations of AWMS #2 stating that the temporary suspension will allow the Chief to more fully evaluate the facts in anticipation of the Division’s implementation of a comprehensive regulatory plan that will specifically address injection-induced seismicity. Avalon appealed that decision in September 2015 to the Franklin County Court of Common Pleas, but that appeal was dismissed on a filing technicality. Avalon appealed the dismissal to the Ohio 10th Circuit Court of Appeals, which found the Commission erred in its filing of their decision. Following the Commission’s proper notice, Avalon appealed again to the Franklin County Court of Common Pleas (the “Court”).

On November 1, 2016 an appeal hearing was held in that Court. On December 23, 2016, the Court issued its Decision and Order in Avalon’s favor, and vacated the Commission’s decision. The Court found that the Division’s suspension and refusal to work with the Company for over 26 months was arbitrary and not in accordance with reason.  Subsequent to the ruling, and in accordance with the Court’s Decision and Order, both Avalon and the Division submitted their proposed restart plans to the Court. Avalon’s plan sets forth both the initial volumes and pressures and increases in volume and pressure while continuously monitoring seismicity and addressing the concerns of public health and safety.

On February 21, 2017, the Court issued its Final Decision and Order. The Court’s Final Decision and Order sets conditions for the restarting of AWMS #2 in accordance with the proposed restart plans filed by Avalon with minor revisions. While the Company was making preparations for restarting the well and opening the facility, the Division appealed the Final Decision and Order and filed a Motion to Stay the Court Order on February 22, 2017. The Motion to Stay was granted by the Ohio 10th Circuit Court of Appeals on March 21, 2017. On September 14, 2017, an appeal hearing was held. The Company is currently awaiting judgment from the court. In the event the suspension order is lifted, Avalon will make preparations for restarting the well and opening the facility in accordance with the restart plans. In the event that the temporary suspension is not lifted by the Ohio 10th Circuit Court of Appeals, Avalon will continue in its effort to receive a favorable ruling lifting the temporary suspension.

Avalon Holdings Corporation and Subsidiaries

In addition, on August 26, 2016, Avalon filed a complaint in the 11th Appellate District Court in Trumbull County, Ohio for a Peremptory Writ of Mandamus to compel the Director of the Ohio Department of Natural Resources (“ODNR”) to initiate appropriations procedures to determine damages from the illegal regulatory taking of the Company’s property, or issue an alternative remedy at law. There is currently no implemented state-wide policy on induced seismicity and The ODNR has refused to communicate with the Company regarding the status and requirements of any policymaking. The Company believes that the actions, and lack of responsible actions, by ODNR, which were triggered by a seismic event that presented no hazard or risk to any individual or to the environment, is a clear violation of the Company’s property rights and a violation of the Fifth and Fourteenth Amendments to the U.S. Constitution; Article I, Section 19 of the Ohio Constitution; and Ohio Revised Code Chapter 163.  The trial is tentatively scheduled to occur in the second quarter of 2018. The Company intends to vigorously pursue the Complaint and obtain due process and fair compensation.

Costs of operations related to the waste management segment decreased $5.9 million, or 16%, to $30.5 million in 2017 compared with $36.4 million in 2016. The decrease in the cost of operations between years for the waste management segment is primarily due to the decreased net operating revenues between periods as these costs vary directly with the associated net operating revenues.

Income before income taxes for the waste management services segment decreased to approximately $2.7 million in 2017 compared with $2.8 million in 2016. Income before income taxes of the waste brokerage and management services business was approximately $3.3 million in 2017 compared to $3.1 million in 2016. The gross margins associated with continuous work are typically higher than gross margins from event work and managerial, consulting and clerical services, and although total net operating revenues for the waste management brokerage and services business decreased $6.0 million between years, the higher gross profit generated on the increased net operating revenues related to continuous work between years offset the lower gross profit generated from the decreased event work net operating revenues between years. The overall gross margin percentage of the waste brokerage and management services business was approximately 21% in 2017 compared with 18% in 2016. Income before income taxes of the captive landfill operations was approximately $0.3 million in 2017 and 2016. During 2017, the salt water injection wells incurred a loss before income taxes of approximately $0.9 million compared with a loss before income taxes of $0.6 million in 2016. The increased loss between years was due to legal costs incurred relating to Avalon’s appeal and mandamus processes described above.

Golf and Related Operations Segment

Net operating revenues of the golf and related operations segment increased approximately 2% to $17.4 million in 2017 compared with $17.1 million in 2016. Avalon’s golf and related operations segment consists of the operation and management of three golf courses and related country clubs which provide dining and banquet facilities, a hotel which provides lodging, dining, banquet and conference facilities and a travel agency.

Food, beverage and merchandise sales were $7.3 million in 2017 and 2016. The increase in food and beverage revenue related to The Avalon Inn between periods was partially offset by a decrease in food and beverage revenue at the clubs during 2017 compared to 2016.

Other net operating revenues related to the golf and related operations were $10.1 million in 2017 compared with $9.8 million in 2016. This increase was primarily attributable to an increase in annual membership dues revenue and, to a lesser extent, an increase in room rental at The Avalon Inn. Membership dues revenue increased approximately $0.4 million in 2017 when compared with the prior year. The increase was primarily due to an increase in annual membership dues which was slightly offset by a decrease in the average number of members between periods. During the third quarter of 2016, annual membership dues rates were increased. The increased rates become effective for existing members on the member’s renewal date. The average number of members during 2017 was 4,531 compared with 4,615 in the comparable prior year. Net operating revenues related to room rental was approximately $2.0 million in 2017 compared with $1.9 million in 2016. The increase in net operating revenues related to room rental was due to higher average room rates during 2017 compared with the prior year. The increases noted above were slightly offset by a decrease of approximately $0.2 million in greens fees and associated cart rentals and fitness related revenue. Due to adverse weather conditions, net operating revenues relating to the golf courses, which are located in northeast Ohio and western Pennsylvania, were minimal during the first three months of 2017 and 2016.

Avalon Holdings Corporation and Subsidiaries

Cost of operations for the golf and related operations segment increased to $14.2 million in 2017 compared with $14.1 million in 2016. Cost of food, beverage and merchandise was approximately $3.2 million in 2017 and 2016. Golf and related operations operating costs increased approximately $0.1 million between years from $11.0 million in 2017 compared with $10.9 million in 2016. The increase was primarily a result of higher employee related costs and increased use of lawn care maintenance products for the golf courses.

Income before income taxes for the golf and related operations was $0.3 million in 2017 and 2016. During 2017, the increased employee related and lawn care maintenance operating costs and the additional depreciation expense attributable to The Avalon Inn were offset by an increase in membership dues revenue and room rental revenue noted above.

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

General Corporate Expenses

General corporate expenses were $3.0 million in 2017 and 2016. The increase in general corporate expenses related to increased legal costs were offset with decreased employee related costs and an accumulated net decrease in various corporate administrative expenses.

Interest Expense

Interest expense was $0.7 million in 2017 compared to $0.4 million in 2016. The increase in interest expense was due to higher average outstanding borrowings at a higher weighted average interest rate during 2017 compared to the prior year. During 2017 and 2016, the weighted average interest rate on outstanding borrowings was 5.35% and 3.80%, respectively.

Net Loss

Net loss attributable to Avalon Holdings Corporation common shareholders was $0.3 million in 2017 compared with a net loss attributable to Avalon Holdings Corporation common shareholders of $0.1 million in 2016. Avalon recorded a state income tax provision in both 2017 and 2016, which was related entirely to the waste management and brokerage operations. The effective tax rate related to the waste management and brokerage operations was approximately 6% in 2017 and 7% in 2016. Due to the recording of a full valuation allowance against the Company’s federal net deferred tax assets, the overall effective tax rate in both periods reflects taxes owed in certain U.S state jurisdictions. Avalon’s income benefit on the loss before taxes was offset by a change in the valuation allowance. A valuation allowance is provided when it is more likely than not that deferred tax assets relating to certain federal and state loss carryforwards will not be realized. Avalon continues to maintain a valuation allowance against the majority of its deferred tax amounts until it is evident that the deferred tax asset will be utilized in the future.

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

On December 22, 2017, the Tax Cuts and Jobs Act (“Tax Act”) was signed into law. The Tax Act contains significant changes to corporate taxation, including reduction of the corporate tax rate from 35% to 21%, additional limitations on the tax deductibility of interest, immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modification or repeal of many business deductions and credits. Notwithstanding the reduction in the corporate income tax rate, the overall impact of the Tax Act is uncertain, and our results of operations, cash flows and financial condition, as well as the trading price of our common stock, could be adversely affected.

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

On September 5, 2014, Avalon submitted the information required by the Chief’s Order in regards to its AWMS #1 injection well, and the Chief lifted the suspension for that well on September 18, 2014. On September 19, 2014, Avalon submitted information and a written plan required by the Chief’s Order proposing the establishment of certain operations and management controls on injections at the AWMS #2 injection well. To date, the Division has not responded to that plan despite Avalon’s requests for feedback.

On October 2, 2014, Avalon filed an appeal with the Ohio Oil and Gas Commission (the “Commission”) disputing the basis for suspending operations of AWMS #2 and also the authority of the Chief to immediately suspend such operations. On March 11, 2015, an appeal hearing was held. The Chief stated during the hearing that the suspension is only temporary, and that he expects that AWMS #2 will be allowed to inject once the state’s final policymaking is complete.

On August 12, 2015, the Commission upheld the temporary suspension of injection operations of AWMS #2 stating that the temporary suspension will allow the Chief to more fully evaluate the facts in anticipation of the Division’s implementation of a comprehensive regulatory plan that will specifically address injection-induced seismicity. Avalon appealed that decision in September 2015 to the Franklin County Court of Common Pleas, but that appeal was dismissed on a filing technicality. Avalon appealed the dismissal to the Ohio 10th Circuit Court of Appeals, which found the Commission erred in its filing of their decision. Following the Commission’s proper notice, Avalon appealed again to the Franklin County Court of Common Pleas (the “Court”).

On November 1, 2016 an appeal hearing was held in that Court. On December 23, 2016, the Court issued its Decision and Order in Avalon’s favor, and vacated the Commission’s decision. The Court found that the Division’s suspension and refusal to work with the Company for over 26 months was arbitrary and not in accordance with reason.  Subsequent to the ruling, and in accordance with the Court’s Decision and Order, both Avalon and the Division submitted their proposed restart plans to the Court. Avalon’s plan sets forth both the initial volumes and pressures and increases in volume and pressure while continuously monitoring seismicity and addressing the concerns of public health and safety.

On February 21, 2017, the Court issued its Final Decision and Order. The Court’s Final Decision and Order sets conditions for the restarting of AWMS #2 in accordance with the proposed restart plans filed by Avalon with minor revisions. While the Company was making preparations for restarting the well and opening the facility, the Division appealed the Final Decision and Order and filed a Motion to Stay the Court Order on February 22, 2017. The Motion to Stay was granted by the Ohio 10th Circuit Court of Appeals on March 21, 2017. On September 14, 2017, an appeal hearing was held. The Company is currently awaiting judgment from the court. In the event the suspension order is lifted, Avalon will make preparations for restarting the well and opening the facility in accordance with the restart plans. In the event that the temporary suspension is not lifted by the Ohio 10th Circuit Court of Appeals, Avalon will continue in its effort to receive a favorable ruling lifting the temporary suspension.

Avalon Holdings Corporation and Subsidiaries

In addition, on August 26, 2016, Avalon filed a complaint in the 11th Appellate District Court in Trumbull County, Ohio for a Peremptory Writ of Mandamus to compel the Director of the Ohio Department of Natural Resources (“ODNR”) to initiate appropriations procedures to determine damages from the illegal regulatory taking of the Company’s property, or issue an alternative remedy at law. There is currently no implemented state-wide policy on induced seismicity and The ODNR has refused to communicate with the Company regarding the status and requirements of any policymaking. The Company believes that the actions, and lack of responsible actions, by ODNR, which were triggered by a seismic event that presented no hazard or risk to any individual or to the environment, is a clear violation of the Company’s property rights and a violation of the Fifth and Fourteenth Amendments to the U.S. Constitution; Article I, Section 19 of the Ohio Constitution; and Ohio Revised Code Chapter 163.  The trial is tentatively scheduled to occur in the second quarter of 2018. The Company intends to vigorously pursue the Complaint and obtain due process and fair compensation.

Avalon assessed the recoverability of the carrying values of the salt water injection wells based on the Chief of the Division of Oil and Gas Resources Management’s decision to temporarily suspend operations of the wells. Avalon estimated future cash flows directly associated with and which are expected to arise as a direct result of the wells once the temporary suspension is lifted. The assumptions used by management in developing the estimates of future cash flows were based on current market conditions and comparable prior periods while in operation. Based on the estimated undiscounted sum of the future cash flows, the net book value of the property, plant and equipment relating to the wells of approximately $3.7 million at December 31, 2017 was recoverable in less than the estimated remaining useful lives of those assets.

Management will continue to consider whether indicators of impairment are present and test for recoverability, as necessary. If management concludes that the carrying amount of the salt water injection wells are not recoverable, Avalon may record an impairment charge up to $3.7 million, the carrying value of the salt water injection wells.

Economic challenges throughout the industries served by Avalon may result in payment defaults by customers. While Avalon continuously endeavors to limit customer credit risks, customer-specific financial downturns are not controllable by management. Significant customer payment defaults would have a material adverse impact upon Avalon’s future financial performance.

The Avalon Golf and Country Club operates golf courses and related clubhouses at each of its three facilities. The Avalon Golf and Country Club facilities also offer swimming pools, fitness centers, tennis courts, dining and banquet facilities and spa services. In addition, The Avalon Inn provides guests with a self-contained vacation experience, offering hotel guests golf packages to all of the golf courses of the Avalon Golf and Country Club and allows its guests to utilize the facilities at each of the clubhouses. Members of the Avalon Golf and Country Club also have access to all of the amenities offered by The Avalon Inn. The Avalon Golf and Country Club competes with many public courses and country clubs in the area. Although the golf courses continue to be available to the general public, the primary source of revenues is derived from the members of the Avalon Golf and Country Club. Avalon believes that the combination of its three facilities and The Avalon Inn will result in additional memberships in the Avalon Golf and Country Club. The ability to retain current members and attract new members has been an ongoing challenge. Although Avalon was able to increase the number of members of the Avalon Golf and Country Club, as of December 31, 2017, Avalon has not attained its membership goals. There can be no assurance as to when such goals will be attained and when the golf and related operations will ultimately become profitable. Avalon is continually using different marketing strategies to attract new members, such as local television advertising and various membership promotions. A significant decline in members could adversely affect the future financial performance of Avalon.

All three of Avalon’s golf course operations and The Avalon Inn currently hold liquor licenses for their respective facilities. If, for some reason, any one of these facilities were to lose their liquor license, the financial performance of the golf and related operations would be adversely affected.

Avalon Holdings Corporation and Subsidiaries

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

Avalon recognizes deferred tax assets and liabilities based on differences between financial statement carrying amounts and the tax bases of assets and liabilities. Avalon also records tax benefits when it believes that it is more likely than not that the benefit will be sustained by the tax authority. Avalon regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance based upon historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences to reduce its deferred assets to the amount that it believes is more likely than not to be realized. Avalon has considered future taxable income in assessing the need for the valuation allowance. The $1,752,000 of deferred tax liabilities will reverse in the same period and jurisdiction and is of the same character as the temporary differences giving rise to the $1,760,000 of deferred tax assets. Avalon has not provided a valuation allowance on the amount of deferred tax assets that it estimates will be utilized. Should Avalon ascertain in the future that it is more likely than not that deferred tax assets will be realized in excess of the net deferred tax assets, all or a portion of the $1,313,000 valuation allowance as of December 31, 2017, would be reversed as a benefit to the provision for income taxes in the period such determination was made.

Avalon Holdings Corporation and Subsidiaries

Recent Accounting Pronouncements

Adopted Accounting Standards

In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-11, Simplifying the Measurement of Inventory (“ASU 2015-11”), to simplify the measurement of inventory. ASU 2015-11 requires that inventory be measured at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The Company adopted the updated standard in the first quarter of 2017 with no material impact to the financial statements.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”), which simplifies the presentation of deferred income taxes by eliminating the need for entities to separate deferred income tax liabilities and assets into current and noncurrent amounts in a classified statement of financial position. This amendment is effective for annual periods beginning after December 15, 2016. During the first quarter of 2017, the Company adopted ASU 2015-17. The adoption of this standard did not have an impact on Avalon’s financial position, results of operations or financial statement disclosures.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”), which simplifies several aspects of the accounting for employee share-based payment transactions including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification of related amounts within the statement of cash flows. During the first quarter of 2017, the Company adopted ASU 2016-09. The adoption of this standard did not have a material impact on Avalon’s financial position, results of operations or financial statement disclosures.

Accounting Standards Not Yet Adopted

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). ASU 2014-09 clarifies the principles used to recognize revenue for all entities. ASU 2014-09 provides a unified five-step model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The new standard replaces most of the existing revenue recognition standards in U.S. GAAP. In addition, in March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies how to apply revenue recognition guidance related to whether an entity is a principal or an agent.

The Company reviewed the terms and conditions contained its contracts with customers relating to our brokerage and management services and captive landfill management activities for our waste management services segment. The Company considered the terms and conditions of the contracts and the all-inclusive pricing for the service contained in those contracts and determined that the waste management services provided to the customer represent a single performance obligation that meets the criteria to be accounted for under the series guidance. Avalon transfers control of the service over time and, therefore, satisfies the performance obligation and will continue to recognize the revenue over time as the customer simultaneously receives and consumes the benefits provided by Avalon’s performance as we perform.

In addition, as the promise to provide services qualifies as a series accounted for as a single performance obligation, the Company will apply the guidance in ASC 606-10-55-18 which provides a practical expedient that allows an entity that is recognizing revenue over time by using an output method to recognize revenue equal to the amount that the entity has the right to invoice if the invoiced amount corresponds directly to the value transferred to the customer.

Avalon Holdings Corporation and Subsidiaries

The Company also assessed whether the principal versus agent consideration would change how the Company presents revenue for these contracts. Under the contracts, the Company is primarily responsible for fulfilling the service and controls the service prior to transferring it to the customer. Based on our assessment, the Company is acting as the principal and primary obligor under the contracts, and will continue to recognize revenue in the gross amount of consideration which it expects to be entitled in exchange for the service provided.

The Company reviewed ASU 2014-09 for our golf and related operations segment. For our country club memberships, Avalon providing the “stand ready obligation” for unlimited use of the country club facilities to the member over the entire term of the membership agreement represents a single performance obligation of which Avalon expects the member to receive and consume the benefits of its obligation throughout the membership term. As such, the Company will continue to recognize membership dues on a straight line basis over the term of the contract. As a practical expedient, the Company applied this guidance to the whole portfolio of annual membership contracts as all contracts have similar characteristics. The Company determined that the effect on the financial statements of applying this guidance to the portfolio of all membership contracts does not differ from applying this guidance to each individual contract.

For our hotel operations, Avalon’s performance obligation is to provide lodging facilities. The separate components of providing this service are not distinct within the context of the contract as they are all highly dependent and interrelated as part of the obligation to provide the lodging facility. Our hotel room reservation performance obligation is satisfied over time as the hotel guest simultaneously receives and consumes the benefits provided by the hotel. For performance obligations satisfied over time, our hotel operations will continue to recognize revenue over time by measuring the progress toward complete satisfaction of that performance obligation.

For food, beverage, and merchandise sales, greens fees and associated cart rental and other ancillary services, the transaction price is the set price charged by the Company for those goods or services. Upon purchase of the good or service, the Company transfers control of the good or service to the customer and the customer immediately consumes the benefits of the Company’s performance and, as such, the Company will continue to recognize revenue at the point of sale.

The Company will adopt the new revenue standard in its first quarter of 2018 using the modified retrospective approach adoption method. Based on our analysis, the Company does not believe there will be a material impact to Avalon’s consolidated revenues upon adoption or on an ongoing basis. The Company is currently finalizing its financial statement disclosures in accordance with the requirements of the standard.

In February 2016, the FASB issued ASU 2016-02, Leases. The new standard establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. Avalon is currently reviewing its agreements for its golf carts, machinery and equipment for the landfill operations, furniture and fixtures for The Avalon Inn and office copiers under operating leases and evaluating the impact the adoption of this guidance will have on its financial position, results of operations, cash flows and related disclosures. Upon adoption, the Company expects that the ROU asset and the lease liability will be recognized in the balance sheets in amounts that will be material.

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life. ASU 2016-13 is effective January 1, 2020, with early adoption permitted January 1, 2019. The adoption of this standard is not expected to have a material impact on Avalon’s financial position, results of operations or financial statement disclosures.

Avalon Holdings Corporation and Subsidiaries

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”), which is intended to reduce diversity in practice in how certain cash receipts and payments are presented and classified in the statement of cash flows. The standard provides guidance in a number of situations including, among others, settlement of zero-coupon bonds, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, and distributions received from equity method investees. ASU 2016-15 also provides guidance for classifying cash receipts and payments that have aspects of more than one class of cash flows. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017, with early adoption permitted. The standard requires application using a retrospective transition method. The adoption of this standard is not expected to have a material impact on Avalon’s financial position, results of operations or financial statement disclosures.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows: Restricted Cash (“ASU 2016-18”), which requires entities to include restricted cash and restricted cash equivalent balances with cash and cash equivalent balances in the statement of cash flows.  ASU 2016-18 will be effective January 1, 2018 and will impact the presentation of our statement of cash flows for the restricted cash related to the remaining loan proceeds deposited into our project fund account that have not yet been utilized to fund the additional renovation and expansion of The Avalon Inn.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU 2017-01”). The purpose of ASU 2017-01 is to change the definition of a business to assist entities with evaluating when a set of transferred assets and activities is a business. ASU 2017-01 is effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods. The Avalon Athletic Club at Boardman, acquired in March 2018, will be accounted for in accordance with ASU 2017-01.

Avalon Holdings Corporation and Subsidiaries

Consolidated Balance Sheets

(in thousands, except for share data)

	December 31,
	2017	2016
Assets
Current Assets:
Cash and cash equivalents	$1,025	$2,299
Accounts receivable, less allowance for doubtful accounts of $237 in 2017 and $235 in 2016	10,486	11,349
Inventories	850	773
Prepaid expenses	512	462
Other current assets	34	35
Total current assets	12,907	14,918

Property and equipment, net	43,215	43,971
Leased property under capital leases, net	6,360	6,035
Restricted cash	2,826	2,905
Noncurrent deferred tax asset	8	8
Other assets, net	62	61
Total assets	$65,378	$67,898

Liabilities and Equity
Current liabilities:
Current portion of obligations under capital leases	$212	$112
Current portion of long-term debt	547	517
Accounts payable	7,832	9,387
Accrued payroll and other compensation	739	684
Accrued income taxes	26	48
Other accrued taxes	372	448
Deferred revenues	2,718	2,716
Other liabilities and accrued expenses	658	764
Total current liabilities	13,104	14,676

Long-term debt, net of current portion	10,745	11,294
Obligations under capital leases, net of current portion	857	452
Asset retirement obligation	100	100
Contingencies and commitments

Equity:
Avalon Holdings Corporation Shareholders' Equity:
Class A Common Stock, $.01 par value, one vote per share: authorized 10,500,000 shares; issued and outstanding 3,191,100 shares at December 31, 2017 and 2016	32	32
Class B Common Stock, $.01 par value, ten votes per share: authorized 1,000,000 shares; issued and outstanding 612,231 shares at December 31, 2017 and 2016	6	6
Paid-in capital	58,965	58,953
Accumulated deficit	(20,557)	(20,250)
Total Avalon Holdings Corporation Shareholders' Equity	38,446	38,741
Non-controlling interest in subsidiary	2,126	2,635
Total equity	40,572	41,376
Total liabilities and equity	$65,378	$67,898

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Operations

(in thousands, except for per share amounts)

	Year Ended December 31,
	2017	2016

Net operating revenues:
Waste management services	$38,398	$44,306

Food, beverage and merchandise sales	7,290	7,242
Other golf and related operations	10,160	9,804
Total golf and related operations	17,450	17,046
Total net operating revenues	55,848	61,352

Costs and expenses:
Waste management services operating costs	30,495	36,437
Cost of food, beverage and merchandise	3,177	3,210
Golf and related operations operating costs	11,000	10,872
Depreciation and amortization expense	2,996	2,816
Selling, general and administrative expenses	8,451	8,203
Operating loss	(271)	(186)

Other income (expense):
Interest expense	(699)	(379)
Other income, net	276	281
Loss before income taxes	(694)	(284)

Provision for income taxes	122	125
Net loss	(816)	(409)

Less net loss attributable to non-controlling interest in subsidiary	(509)	(340)
Net loss attributable to Avalon Holdings Corporation common shareholders	$(307)	$(69)

Loss per share attributable to Avalon Holdings Corporation common shareholders:
Basic and diluted net loss per share	$(0.08)	$(0.02)

Weighted average shares outstanding - basic and diluted	3,803	3,803

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2017	2016

Operating activities:
Net loss	$(816)	$(409)
Reconciliation of net loss to cash provided by operating activities:
Depreciation and amortization expense	2,996	2,816
Amortization of debt issuance costs	22	17
Compensation costs - stock options	12	29
Deferred rental income	(50)	(88)
Provision for losses on accounts receivable	6	115
Change in operating assets and liabilities:
Accounts receivable	857	(1,885)
Inventories	(77)	57
Prepaid expenses	(50)	25
Refundable income taxes	-	33
Other assets, net	2	5
Accounts payable	(1,557)	1,240
Accrued payroll and other compensation	55	66
Accrued income taxes	(22)	48
Other accrued taxes	(76)	68
Deferred revenues	2	315
Other liabilities and accrued expenses	(56)	135
Net cash provided by operating activities	1,248	2,587

Investing activities:
Capital expenditures	(1,789)	(2,998)
Cash released from restriction	79	-
Net cash used in investing activities	(1,710)	(2,998)

Financing activities:
Proceeds under term loan facility	-	12,000
Borrowings under line of credit facilities	-	1,025
Repayment under line of credit facilities	-	(9,000)
Principal payments on term loan facility	(536)	-
Principal payments on capital lease obligations	(234)	(67)
Restricted cash	-	(2,905)
Payments of debt issuance costs	(42)	(157)
Net cash provided by (used in) financing activities	(812)	896

Increase (decrease) in cash and cash equivalents	(1,274)	485
Cash and cash equivalents at beginning of year	2,299	1,814
Cash and cash equivalents at end of year	$1,025	$2,299

Supplemental disclosure of cash flow information:

Significant non-cash operating and investing activities:
Capital expenditures included in accounts payable	$32	$93
Significant non-cash operating and financing activities:
Debt issuance costs included in accounts payable	$2	$32
Significant non-cash investing and financing activities:
Capital lease obligations incurred	$739	$298

Cash paid during the year for interest	$677	$362
Cash paid during the year for income taxes	$144	$54

For supplemental cash flow information regarding income taxes, see Note 6.

See accompanying notes to consolidated financial statements

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Shareholders’ Equity

(in thousands)

	For the Years Ended December 31, 2017 and 2016

							Total Avalon	Non-controlling
	Shares		Common Stock		Paid-in	Accumulated	Shareholders'	Interest in
	Class A	Class B	Class A	Class B	Capital	Deficit	Equity	Subsidiary	Total

Balance at January 1, 2016	3,191	612	$32	$6	$58,924	$(20,181)	$38,781	$2,975	$41,756

Stock options - compensation costs	-	-	-	-	29	-	29	-	29

Net loss	-	-	-	-	-	(69)	(69)	(340)	(409)

Balance at December 31, 2016	3,191	612	32	6	58,953	(20,250)	38,741	2,635	41,376

Stock options - compensation costs	-	-	-	-	12	-	12	-	12

Net loss	-	-	-	-	-	(307)	(307)	(509)	(816)

Balance at December 31, 2017	3,191	612	$32	$6	$58,965	$(20,557)	$38,446	$2,126	$40,572

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

Presentation Revision

To comply with SEC Regulation S-X, Rule 5-03, the Company revised its presentation of net operating revenues and associated operating costs separately for all significant revenue types, consisting of our waste management services as well as food, beverage and merchandise sales and other golf operations, each within our golf and related operations segment in our Consolidated Statements of Operations.  The Company determined that this revision is not material to any prior period and has reflected this revision in the Consolidated Statements of Operations for the years ended December 31, 2017 and 2016.  This presentation did not affect total revenue, total costs and expenses, operating loss, net loss or net loss attributable to Avalon Holdings Corporation common shareholders.

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

Avalon Holdings Corporation and Subsidiaries

Restricted Cash

Cash and cash equivalents that are restricted as to withdrawal or use under the terms of certain contractual agreements are recorded in restricted cash on the Consolidated Balance Sheets. Restricted cash of $2.8 million and $2.9 million at December 31, 2017 and 2016, respectively, consists of loan proceeds deposited into a project fund account to fund costs associated with the renovation and expansion of The Avalon Inn in accordance with the provisions of the loan and security agreement (See Note 3).

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost of inventories is determined by the average cost method. If necessary, a provision for potentially obsolete or slow-moving inventory is made based on management’s analysis of inventory levels and future sales forecasts.

Financial Instruments

The Company follows the guidance included in the Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, for its financial assets and liabilities. The fair value of financial instruments consisting of cash, cash equivalents, restricted cash, accounts receivable, and accounts payable at December 31, 2017 and 2016 approximates carrying value due to the relative short maturity of these financial instruments.

The fair value of the Company’s term loan approximates carrying value at December 31, 2017, as neither the Company’s credit rating nor market credit conditions have changed substantially since the debt was refinanced in December 2016.

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

Revenues for the golf and related operations are recognized as services are provided with the exception of annual membership dues which are recognized proportionately over the membership term. The deferred revenue relating to membership dues was approximately $2.7 million at December 31, 2017 and 2016, respectively.

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

As a result of a private placement offering, Avalon is not the majority owner of AWMS Holdings, LLC. At December 31, 2017 and 2016, respectively, Avalon owns approximately 47% of AWMS Holdings, LLC. In accordance ASC 810-10, due to the managerial control of AWMS Water Solutions, LLC, AWMS Holdings, LLC is a VIE, and the financial statements of AWMS Holdings, LLC and subsidiaries are included in Avalon’s consolidated financial statements. ASC 810-10 requires noncontrolling interests to be reported as a separate component of equity. The amount of net loss attributable to the noncontrolling interest is recorded in “net loss attributable to noncontrolling interest” in our Consolidated Statements of Operations (See Note 13).

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

Avalon Holdings Corporation and Subsidiaries

Asset Retirement Obligation

Avalon recorded an estimated asset retirement obligation of $0.1 million at December 31, 2017 and 2016, respectively, to plug and abandon the two salt water injection wells based upon an estimate from an experienced and qualified third party.

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

For the golf and related operations segment, Avalon does not believe there was a triggering event in 2017 or 2016 as future cash flows have not changed significantly and asset values have remained relatively stable.

For the waste management services segment, in accordance with FASB ASC 360-10-35, Property, Plant and Equipment – Overall – Subsequent Measurement (“ASC 360-10-35”), Avalon assessed the recoverability of the carrying values of the salt water injection wells based on the Chief of the Division of Oil and Gas Resources Management’s decision to temporarily suspend operations of the wells. Avalon estimated future cash flows directly associated with and which are expected to arise as a direct result of the wells once the temporary suspension is lifted (See Note 14). The assumptions used by management in developing the estimates of future cash flows were based on current market conditions and comparable prior periods while in operation. Based on the estimated undiscounted sum of the future cash flows, the net book value of the property, plant and equipment relating to the wells of approximately $3.7 million at December 31, 2017 was recoverable in less than the estimated remaining useful lives of those assets.

Management will continue to consider whether indicators of impairment are present and test for recoverability, as necessary, in accordance with ASC 360-10-15. If management concludes that the carrying amount of the salt water injection wells are not recoverable, Avalon may record an impairment charge up to $3.7 million, the carrying value of the salt water injection wells.

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

Basic and Diluted Net Loss per Share

Basic net loss per share attributable to Avalon Holdings Corporation common shareholders for the years ended December 31, 2017 and 2016 is computed by dividing the net loss by the weighted average number of common shares outstanding, which were 3,803,331 for each period.

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

For the years ended December 31, 2017 and 2016, the diluted per share amounts reported are equal to the basic per share amounts because Avalon was in a net loss position and as a result, such dilution would be considered anti-dilutive. Assuming dilution, the weighted average number of common shares outstanding for the years ended December 31, 2017 and 2016 was 3,836,661 and 3,849,882, respectively.

Avalon Holdings Corporation and Subsidiaries

The loss per share calculations for the years ended December 31, 2017 and 2016 are as follows (in thousands, except per share amounts):

	2017	2016
Net loss attributable to Avalon Holdings Corporation common shareholders	$(307)	$(69)

Shares used in computing basic loss per share	3,803	3,803
Potentially dilutive shares from stock options	-	-
Shares used in computing diluted loss per share	3,803	3,803

Loss per share attributable to Avalon Holdings Corporation common shareholders
Basic and diluted net loss per share	$(0.08)	$(0.02)

Recent Accounting Pronouncements

Adopted Accounting Standards

In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-11, Simplifying the Measurement of Inventory (“ASU 2015-11”), to simplify the measurement of inventory. ASU 2015-11 requires that inventory be measured at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The Company adopted the updated standard in the first quarter of 2017 with no material impact to the financial statements.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”), which simplifies the presentation of deferred income taxes by eliminating the need for entities to separate deferred income tax liabilities and assets into current and noncurrent amounts in a classified statement of financial position. This amendment is effective for annual periods beginning after December 15, 2016. During the first quarter of 2017, the Company adopted ASU 2015-17. The adoption of this standard did not have an impact on Avalon’s financial position, results of operations or financial statement disclosures.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”), which simplifies several aspects of the accounting for employee share-based payment transactions including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification of related amounts within the statement of cash flows. During the first quarter of 2017, the Company adopted ASU 2016-09. The adoption of this standard did not have a material impact on Avalon’s financial position, results of operations or financial statement disclosures.

Accounting Standards Not Yet Adopted

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). ASU 2014-09 clarifies the principles used to recognize revenue for all entities. ASU 2014-09 provides a unified five-step model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The new standard replaces most of the existing revenue recognition standards in U.S. GAAP. In addition, in March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies how to apply revenue recognition guidance related to whether an entity is a principal or an agent.

The Company reviewed the terms and conditions contained its contracts with customers relating to our brokerage and management services and captive landfill management activities for our waste management services segment. The Company considered the terms and conditions of the contracts and the all-inclusive pricing for the service contained in those contracts and determined that the waste management services provided to the customer represent a single performance obligation that meets the criteria to be accounted for under the series guidance. Avalon transfers control of the service over time and, therefore, satisfies the performance obligation and will continue to recognize the revenue over time as the customer simultaneously receives and consumes the benefits provided by Avalon’s performance as we perform.

Avalon Holdings Corporation and Subsidiaries

In addition, as the promise to provide services qualifies as a series accounted for as a single performance obligation, the Company will apply the guidance in ASC 606-10-55-18 which provides a practical expedient that allows an entity that is recognizing revenue over time by using an output method to recognize revenue equal to the amount that the entity has the right to invoice if the invoiced amount corresponds directly to the value transferred to the customer.

The Company also assessed whether the principal versus agent consideration would change how the Company presents revenue for these contracts. Under the contracts, the Company is primarily responsible for fulfilling the service and controls the service prior to transferring it to the customer. Based on our assessment, the Company is acting as the principal and primary obligor under the contracts, and will continue to recognize revenue in the gross amount of consideration which it expects to be entitled in exchange for the service provided.

The Company reviewed ASU 2014-09 for our golf and related operations segment. For our country club memberships, Avalon providing the “stand ready obligation” for unlimited use of the country club facilities to the member over the entire term of the membership agreement represents a single performance obligation of which Avalon expects the member to receive and consume the benefits of its obligation throughout the membership term. As such, the Company will continue to recognize membership dues on a straight line basis over the term of the contract. As a practical expedient, the Company applied this guidance to the whole portfolio of annual membership contracts as all contracts have similar characteristics. The Company determined that the effect on the financial statements of applying this guidance to the portfolio of all membership contracts does not differ from applying this guidance to each individual contract.

For our hotel operations, Avalon’s performance obligation is to provide lodging facilities. The separate components of providing this service are not distinct within the context of the contract as they are all highly dependent and interrelated as part of the obligation to provide the lodging facility. Our hotel room reservation performance obligation is satisfied over time as the hotel guest simultaneously receives and consumes the benefits provided by the hotel. For performance obligations satisfied over time, our hotel operations will continue to recognize revenue over time by measuring the progress toward complete satisfaction of that performance obligation.

For food, beverage, and merchandise sales, greens fees and associated cart rental and other ancillary services, the transaction price is the set price charged by the Company for those goods or services. Upon purchase of the good or service, the Company transfers control of the good or service to the customer and the customer immediately consumes the benefits of the Company’s performance and, as such, the Company will continue to recognize revenue at the point of sale.

The Company will adopt the new revenue standard in its first quarter of 2018 using the modified retrospective approach adoption method. Based on our analysis, the Company does not believe there will be a material impact to Avalon’s consolidated revenues upon adoption or on an ongoing basis. The Company is currently finalizing its financial statement disclosures in accordance with the requirements of the standard.

In February 2016, the FASB issued ASU 2016-02, Leases. The new standard establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. Avalon is currently reviewing its agreements for its golf carts, machinery and equipment for the landfill operations, furniture and fixtures for The Avalon Inn and office copiers under operating leases and evaluating the impact the adoption of this guidance will have on its financial position, results of operations, cash flows and related disclosures. Upon adoption, the Company expects that the ROU asset and the lease liability will be recognized in the balance sheets in amounts that will be material.

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life. ASU 2016-13 is effective January 1, 2020, with early adoption permitted January 1, 2019. The adoption of this standard is not expected to have a material impact on Avalon’s financial position, results of operations or financial statement disclosures.

Avalon Holdings Corporation and Subsidiaries

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”), which is intended to reduce diversity in practice in how certain cash receipts and payments are presented and classified in the statement of cash flows. The standard provides guidance in a number of situations including, among others, settlement of zero-coupon bonds, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, and distributions received from equity method investees. ASU 2016-15 also provides guidance for classifying cash receipts and payments that have aspects of more than one class of cash flows. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017, with early adoption permitted. The standard requires application using a retrospective transition method. The adoption of this standard is not expected to have a material impact on Avalon’s financial position, results of operations or financial statement disclosures.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows: Restricted Cash (“ASU 2016-18”), which requires entities to include restricted cash and restricted cash equivalent balances with cash and cash equivalent balances in the statement of cash flows.  ASU 2016-18 will be effective January 1, 2018 and will impact the presentation of our statement of cash flows for the restricted cash related to the remaining loan proceeds deposited into our project fund account that have not yet been utilized to fund the additional renovation and expansion of The Avalon Inn.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU 2017-01”). The purpose of ASU 2017-01 is to change the definition of a business to assist entities with evaluating when a set of transferred assets and activities is a business. ASU 2017-01 is effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods. The Avalon Athletic Club at Boardman, acquired in March 2018, will be accounted for in accordance with ASU 2017-01.

Note 3. Term Loan and Line of Credit Agreements

On December 20, 2016, Avalon and certain direct and indirect wholly owned subsidiaries entered into a loan and security agreement (the “Term Loan Agreement”) with Laurel Capital Corporation which provides for a $12.0 million term loan. At closing, $9.1 million of the proceeds were used to pay off the existing line of credit agreement and associated accrued interest with Home Savings Bank (formerly The Home Savings and Loan Company of Youngstown, Ohio), dated May 21, 2015, as amended, and pay related transaction costs associated with the Term Loan Agreement. The line of credit agreement with Home Savings Bank was terminated in conjunction with the repayment. Remaining proceeds of $2.9 million under the Term Loan Agreement were deposited in a project fund account to fund costs of renovating and expanding The Avalon Inn. At December 31, 2017 and 2016, the remaining proceeds of $2.8 million and $2.9 million, respectively, are presented in the Consolidated Balance Sheets as “Restricted cash.” On December 4, 2017 the Term Loan Agreement was amended to restate the definition of “Total Fixed Charges” utilized in the calculation of the “Fixed Charge Coverage Ratio.”

The $12.0 million term loan amount is payable in 119 equal monthly installments of principal and interest, based on a fifteen (15) year maturity schedule which commenced on January 20, 2017. The Term Loan Agreement matures on December 20, 2026 at which time the final balloon payment equal to the remaining outstanding principal, interest and fees are due. Borrowings under the Term Loan Agreement bear interest at a fixed rate of 5.35% until the fifth anniversary date of the closing at which time the interest rate will be reset to a fixed rate equal to the greater of (a) 5.35% per annum or (b) the sum of the Index Rate on the date two (2) business days prior to the reset date and 3.95%, provided that the applicable rate shall in no event exceed 7.50% per annum.

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

Borrowings are secured by certain real property and related business assets as defined in the Term Loan Agreement. The Term Loan Agreement also contains certain financial and other covenants, customary representations, warranties and events of default. Avalon was in compliance with the Term Loan Agreement covenants at December 31, 2017 and 2016.

The Company incurred approximately $191,000 of debt issuance costs in connection with the Term Loan Agreement. These debt issuance costs were capitalized and will be amortized over the life of the Term Loan Agreement. In accordance with ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs, these costs are presented in the Consolidated Balance Sheets as a direct reduction from the carrying amount of the term loan liability.

Avalon Holdings Corporation and Subsidiaries

Concurrently with the Term Loan Agreement, Avalon entered into a new business loan agreement with Home Savings Bank (the “Line of Credit Agreement”) which provides for a line of credit of up to $4.0 million with an original maturity date of May 31, 2017. On April 25, 2017, the Line of Credit Agreement was amended to increase the available line of credit from $4.0 million to $5.0 million and extend the maturity date to May 31, 2019. The amendment also has the option to request a one year extension of maturity in 2018 based on certain terms and conditions. Under the Line of Credit Agreement, borrowings in excess of $1.0 million are subject to a borrowing base which is calculated based off a specific level of eligible accounts receivable of the waste management business as defined in the agreement. No amounts were drawn under the Line of Credit Agreement at December 31, 2017 and 2016.

Outstanding borrowings under the Line of Credit Agreement bear interest at Prime Rate plus .25%. At December 31, 2017, the interest rate on the Line of Credit Agreement was 4.50%.

Borrowings under the Line of Credit Agreement are secured by certain business assets of the Company including accounts receivable, inventory and equipment. The Line of Credit Agreement also contains certain covenants, customary representations, warranties and events of default. Avalon was in compliance with the Line of Credit Agreement covenants at December 31, 2017 and 2016.

During the years ended December 31, 2017 and 2016, the weighted average interest rate on outstanding borrowings was 5.35% and 3.80%, respectively.

Obligations under the Company’s debt agreements at December 31, 2017 and 2016 consist of the following (in thousands):

	2017
	Gross Amount	Debt Issuance Costs	Net Amount
Term loan agreement	$11,464	$(172)	$11,292
Less current portion	566	(19)	547
Long-term debt	$10,898	$(153)	$10,745

	2016
	Gross Amount	Debt Issuance Costs	Net Amount
Term loan agreement	$12,000	$(189)	$11,811
Less current portion	536	(19)	517
Long-term debt	$11,464	$(170)	$11,294

At December 31, 2017, future maturities of long-term debt are as follows (in thousands):

2018	$566
2019	597
2020	629
2021	664
2022	700
Thereafter	8,308
Total	$11,464

Avalon Holdings Corporation and Subsidiaries

Note 4. Property and Equipment

Property and equipment at December 31, 2017 and 2016 consists of the following (in thousands):

	2017	2016
Land and land improvements	$14,318	$14,118
Buildings and improvements	34,721	33,533
Machinery and equipment	9,151	9,015
Vehicles	467	445
Office furniture and fixtures	6,301	5,963
Construction in progress	294	479
	65,252	63,553
Less accumulated depreciation and amortization	(22,037)	(19,582)
Property and equipment, net	$43,215	$43,971

At December 31, 2017, the Company did not have any significant fixed contractual commitments for construction projects.

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

During 2017 and 2016, the golf and related operations entered into leases for a vehicle and golf course maintenance equipment that were determined to be capital leases. The amounts capitalized in the Consolidated Balance Sheets under the caption “Leased property under capital leases, net” relating to these assets were approximately $0.8 million and $0.3 million at December 31, 2017 and 2016, respectively.

In addition, during 2017, the captive landfill operations entered into a lease for a piece of equipment that was determined to be a capital lease. The amount capitalized in the Consolidated Balance Sheets under the caption “Leased property under capital leases, net” relating to this asset was approximately $0.1 million at December 31, 2017.

Leased property under capital leases at December 31, 2017 and 2016 consists of the following (in thousands):

	2017	2016
Leased property under capital leases	$11,361	$10,783
Less accumulated amortization	(5,001)	(4,748)
Leased property under capital leases, net	$6,360	$6,035

Avalon Holdings Corporation and Subsidiaries

Note 6. Income Taxes

Income (loss) before income taxes for each of the two years in the period ended December 31, 2017 was subject to taxation under United States jurisdictions only. The provision for income taxes consists of the following (in thousands):

	2017	2016
Current:
Federal	$(2)	$(2)
State	124	127
Total current income taxes	122	125
Deferred:
Federal	-	-
State	-	-
Total deferred income taxes	-	-
Total provision for income taxes	$122	$125

On December 22, 2017, legislation commonly known as the Tax Cuts and Jobs Act (“Tax Act” or the “Act”), was signed in to law. The Tax Act, among other changes, reduces the U.S. federal corporate tax rate from 35% to 21%, repeals the Alternative Minimum Tax, eliminates certain deductions, requires taxpayers to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred, creates new taxes on certain foreign sourced earnings and changes the carryforward period and utilization of Net Operating Losses generated after December 31, 2017. On December 31, 2017, Avalon did not have any foreign subsidiaries and the international aspects of the Tax Act are not applicable.

In connection with the initial analysis of the impact of the Tax Act, Avalon remeasured certain deferred tax assets and liabilities based on the rates at which they are expected to reverse in the future, which is generally 21%.  The Company has calculated it’s best estimate resulting from the impact of the Act in our year end income tax provision in accordance with our understanding of the Act and guidance available as of the date of this filing. The Company has recognized a $262,000 provisional expense for the tax impacts of Tax Act in its consolidated financial statements for the year ended December 31, 2017.  The remeasurement of the deferred tax balance was primarily offset by application of the valuation allowance. The majority of the provisional expense is related to the revaluation of deferred tax assets and liabilities at December 31, 2017 as a result of Tax Act. The U.S. Treasury Department, the IRS, and other standard-setting bodies could interpret or issue guidance on how provisions of the 2017 Tax Act will be applied or otherwise administered that is different from our interpretation.  As we complete our analysis of the 2017 Tax Act, collect and prepare necessary data, and interpret any additional guidance, we may make adjustments to provisional amounts that we have recorded that may materially impact our provision for income taxes in the period in which the adjustments are made.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2017 and 2016 are as follows (in thousands):

	2017	2016
Deferred tax assets:
Accounts receivable, allowance for doubtful accounts	$60	$87
Reserves not deductible until paid	187	300
Net operating loss carryforwards
Federal	1,794	2,764
State	556	537
Federal tax credit	476	398
Other	-	12
Gross deferred tax assets	3,073	4,098
Less valuation allowance	(1,313)	(1,453)
Deferred tax assets net of valuation allowance	$1,760	$2,645

Deferred tax liabilities:
Property and equipment	$(1,582)	$(2,399)
Other	(170)	(238)
Gross deferred tax liabilities	$(1,752)	$(2,637)
Net deferred tax asset	$8	$8

Avalon Holdings Corporation and Subsidiaries

The $1,752,000 of deferred tax liabilities will reverse in the same period and jurisdiction and is of the same character as the temporary differences giving rise to the $1,760,000 of deferred tax assets. Avalon has not provided a valuation allowance on the amount of deferred tax assets that it estimates will be utilized. If future taxable income is less than the amount that has been assumed in assessing the recoverability of the deferred tax assets, then an increase in the valuation allowance will be required, with a corresponding increase to income tax expense. Likewise, should Avalon ascertain in the future that it is more likely than not that deferred tax assets will be realized in excess of the net deferred tax assets, all or a portion of the $1,313,000 valuation allowance as of December 31, 2017, would be reversed as a benefit to the provision for income taxes in the period such determination was made.

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to income (loss) before income taxes as a result of the following differences (in thousands):

	2017	2016
Loss before income taxes	$(694)	$(284)
Less net loss attributable to non-controlling interest in subsidiary	(509)	(340)
Income (loss) before income taxes attributable to
Avalon Holdings Corporation common shareholders	(185)	56
Federal statutory rate	35%	35%
Computed Federal provision (benefit) for income taxes	(65)	20
State income taxes, net of federal income tax benefits	81	82
Change in valuation allowance	(140)	(198)
Increase in available federal tax credit	(78)	(60)
Other nondeductible expenses	42	41
Decrease (increase) in net operating loss carryforward:
State	(19)	231
Federal	(4)	5
Deferred tax rate change	262	-
Other, net	43	4
Total provision for income taxes	$122	$125

Avalon is subject to income taxes in the U.S. federal and various states jurisdictions. With few exceptions, Avalon is no longer subject to U.S. federal, state and local income tax examinations by taxing authorities for the years before 2013. Avalon recognizes any interest and penalty assessed by taxing authorities as a component of interest expense and other expense, respectively. There were no accruals for the payment of interest and penalties for 2017 and 2016.

Avalon made net income tax payments of approximately $144,000 and $54,000 in 2017 and 2016, respectively. At December 31, 2017, Avalon has taxable loss carryforwards for federal income tax purposes aggregating approximately $8,518,000 which are available to offset future federal taxable income. These carryforwards expire in 2021 through 2037. In addition, at December 31, 2017, certain subsidiaries of Avalon have net operating loss carryforwards for state purposes of approximately $8,422,000 which are available to offset future state taxable income. These carryforwards expire at various dates through 2037. A valuation allowance has been provided because it is more likely than not that the deferred tax assets relating to certain of the federal and state loss carryforwards will not be realized.

Note 7. Retirement Benefits

Avalon sponsors a defined contribution profit sharing plan that is a qualified tax deferred benefit plan under Section 401(k) of the Internal Revenue Code (the “Plan”). Substantially all employees are eligible to participate in the Plan. The Plan provides for employer discretionary cash contributions as determined by Avalon’s Board of Directors. Discretionary contributions vest on a graduated basis and become 100% vested after five years of service. Plan participants may also contribute a portion of their annual compensation to the Plan, subject to maximums imposed by the Internal Revenue Code and related regulations. The Board decided not to make a discretionary employer contribution for 2017 or 2016.

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

The purpose of the Avalon Holdings Corporation 2009 Long-term Incentive Plan (the “Plan”) is (a) to improve individual employee performance by providing long-term incentives and rewards to employees of Avalon, (b) to assist Avalon in attracting, retaining and motivating employees and non-employee directors with experience and ability, and (c) to associate the interests of such employees and directors with those of the Avalon shareholders. Under the Plan, 1,300,000 shares have been reserved for the issuance of stock options of which 760,000 options were outstanding at December 31, 2017. In January 2016, 90,000 options granted under the Plan were forfeited and in March 2016, 90,000 options were granted. The stock options, vest ratably over a five year period and have a contractual term of ten years from the date of grant. At the end of each contractual vesting period, the share price of the Avalon common stock, traded on a public stock exchange (NYSE Amex), must reach a predetermined price within three years following such contractual vesting period before the stock options are exercisable (See table below). If the Avalon common stock price does not reach the predetermined price, the stock options will either be cancelled or the period will be extended at the discretion of the Board of Directors. In 2017 and 2016, the Board of Directors extended the period of time for certain vested options that were not exercisable due to those options not meeting the predetermined stock price within the three years following the contractual vesting period.

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

Avalon Holdings Corporation and Subsidiaries

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

The following table is a summary of the stock option activity during 2017 and 2016:

		Weighted	Weighted
	Number of	Average	Average
	Options	Exercise	Fair Value at
	Granted	Price	Grant Date
Outstanding at January 1, 2016	760,000	$2.63	$1.09
Options granted	90,000	1.83	0.43
Options exercised	-	-	-
Options cancelled or forfeited	(90,000)	2.89	1.20
Outstanding at December 31, 2016	760,000	2.51	1.00
Options granted	-	-	-
Options exercised	-	-	-
Options cancelled or forfeited	-	-	-
Outstanding at December 31, 2017	760,000	$2.51	$1.00
Options Vested	688,000
Exercisable at December 31, 2017	268,000

The stock options vest and become exercisable based upon achieving two critical metrics as follows:

1)	Contract Vesting Term: The stock options vest ratably over a five year period.
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

Avalon Holdings Corporation and Subsidiaries

Compensation costs were approximately $12,000 and $29,000 for the years ended December 31, 2017 and 2016, respectively, based upon the estimated grant date fair value calculations. As of December 31, 2017, there was approximately $29,000 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 6.58 years.

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

Note 10. Legal Matters

In the ordinary course of conducting its business, Avalon becomes involved in lawsuits, administrative proceedings and governmental investigations, including those related to environmental matters. Some of these proceedings may result in fines, penalties or judgments being assessed against Avalon which, from time to time, may have an impact on its business and financial condition. Although the outcome of such lawsuits or other proceedings cannot be predicted with certainty, Avalon does not believe that any uninsured ultimate liabilities, fines or penalties resulting from such pending proceedings, individually or in the aggregate, would have a material adverse effect on its liquidity, financial position or results of operations (See Note 14).

Note 11. Lease Commitments

Avalon leases golf carts, machinery and equipment, furniture and fixtures, and copiers under operating leases. Under capital leases, Avalon leases a vehicle, equipment and land and land improvements. Future commitments under long-term, operating leases and capital leases at December 31, 2017 are as follows (in thousands):

	Capital	Operating	Total
2018	$256	$524	$780
2019	260	515	775
2020	259	442	701
2021	215	339	554
2022	15	151	166
Thereafter	450	-	450
Total minimum lease payments	1,455	$1,971	$3,426
Less: amounts representing interest	386
Present value of minimum lease payments	1,069
Less: current portion of obligations under capital leases	212
Long-term portion of obligations under capital leases	$857

Rental expense included in the Consolidated Statements of Operations amounted to approximately $0.5 million in 2017 and $0.6 million in 2016.

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

Avalon does not have significant operations located outside the United States and, accordingly, geographical segment information is not presented. In 2017, one customer accounted for 12% of the waste management services segment’s net operating revenues to external customers and 9% of the consolidated net operating revenues. In 2016, no customer individually accounted for 10% or more of Avalon’s consolidated net operating revenues.

The accounting policies of the segments are consistent with those described for the consolidated financial statements in the summary of significant accounting policies (See Note 2). Avalon measures segment profit for internal reporting purposes as income (loss) before taxes.

Business segment information including the reconciliation of segment income to consolidated loss before taxes is as follows (in thousands):

	2017	2016
Net operating revenues from:
Waste management services:
External customer revenues	$38,398	$44,306
Intersegment revenues	-	-
Total waste management services	38,398	44,306

Golf and related operations:
External customer revenues	17,450	17,046
Intersegment revenues	67	70
Total golf and related operations	17,517	17,116

Segment operating revenues	55,915	61,422
Intersegment eliminations	(67)	(70)
Total net operating revenues	$55,848	$61,352

Income (loss) before income taxes:
Waste management services	$2,671	$2,777
Golf and related operations	294	254
Segment income before taxes	2,965	3,031
Corporate interest expense	(650)	(361)
Corporate other income (expense), net	(7)	9
General corporate expenses	(3,002)	(2,963)
Loss before income taxes	$(694)	$(284)

Avalon Holdings Corporation and Subsidiaries

	2017	2016
Depreciation and amortization expense:
Waste management services	$631	$645
Golf and related operations	2,204	1,998
Corporate	161	173
Total depreciation and amortization expense	$2,996	$2,816
Interest expense:
Waste management services	$1	$3
Golf and related operations	48	15
Corporate	650	361
Total interest expense	$699	$379

Capital expenditures:
Waste management services	$115	$14
Golf and related operations	2,417	3,296
Corporate	28	79
Total capital expenditures	$2,560	$3,389

Total assets:
Waste management services	$26,449	$25,015
Golf and related operations	45,188	44,728
Corporate	49,549	51,937
Subtotal	121,186	121,680
Elimination of intersegment receivables	(55,808)	(53,782)
Total assets	$65,378	$67,898

In comparing the total assets at December 31, 2017 with those at December 31, 2016, the increase in total assets of the waste management services segment of $1.4 million is primarily a result of an increase in intersegment transactions, which are eliminated in consolidation, partially offset by a decrease in accounts receivable and to a lesser extent a lower net book value of property and equipment as a result of current year depreciation on the salt water injection wells. The increase in total assets of the golf and related operations segment of $0.5 million is primarily due to golf course maintenance equipment acquired under capital lease agreements and capital expenditures related to the continued renovation and expansion of The Avalon Inn partially offset by current year depreciation on property and equipment and, to a lesser extent, an increase in accounts receivable. The decrease in corporate total assets of $2.4 million is primarily due to a decrease in cash and cash equivalents utilized for the continued renovation and expansion of The Avalon Inn and required monthly cash payments made on the term loan facility and a decrease in intersegment transactions, which are eliminated in consolidation.

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

Avalon Holdings Corporation and Subsidiaries

As a result of a private placement offering, Avalon is not the majority owner of AWMS Holdings, LLC. At December 31, 2017 and 2016, respectively, Avalon owns approximately 47% of AWMS Holdings, LLC. In accordance ASC 810-10, due to the managerial control of AWMS Water Solutions, LLC, AWMS Holdings, LLC is a VIE, and the financial statements of AWMS Holdings, LLC and subsidiaries are included in Avalon’s consolidated financial statements. ASC 810-10 requires noncontrolling interests to be reported as a separate component of equity. The amount of net loss attributable to the noncontrolling interest is recorded in “net loss attributable to noncontrolling interest” in our Consolidated Statements of Operations.

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

On September 5, 2014, Avalon submitted the information required by the Chief’s Order in regards to its AWMS #1 injection well, and the Chief lifted the suspension for that well on September 18, 2014. On September 19, 2014, Avalon submitted information and a written plan required by the Chief’s Order proposing the establishment of certain operations and management controls on injections at the AWMS #2 injection well. To date, the Division has not responded to that plan despite Avalon’s requests for feedback.

On October 2, 2014, Avalon filed an appeal with the Ohio Oil and Gas Commission (the “Commission”) disputing the basis for suspending operations of AWMS #2 and also the authority of the Chief to immediately suspend such operations. On March 11, 2015, an appeal hearing was held. The Chief stated during the hearing that the suspension is only temporary, and that he expects that AWMS #2 will be allowed to inject once the state’s final policymaking is complete.

On August 12, 2015, the Commission upheld the temporary suspension of injection operations of AWMS #2 stating that the temporary suspension will allow the Chief to more fully evaluate the facts in anticipation of the Division’s implementation of a comprehensive regulatory plan that will specifically address injection-induced seismicity. Avalon appealed that decision in September 2015 to the Franklin County Court of Common Pleas, but that appeal was dismissed on a filing technicality. Avalon appealed the dismissal to the Ohio 10th Circuit Court of Appeals, which found the Commission erred in its filing of their decision. Following the Commission’s proper notice, Avalon appealed again to the Franklin County Court of Common Pleas (the “Court”).

On November 1, 2016 an appeal hearing was held in that Court. On December 23, 2016, the Court issued its Decision and Order in Avalon’s favor, and vacated the Commission’s decision. The Court found that the Division’s suspension and refusal to work with the Company for over 26 months was arbitrary and not in accordance with reason.  Subsequent to the ruling, and in accordance with the Court’s Decision and Order, both Avalon and the Division submitted their proposed restart plans to the Court. Avalon’s plan sets forth both the initial volumes and pressures and increases in volume and pressure while continuously monitoring seismicity and addressing the concerns of public health and safety.

On February 21, 2017, the Court issued its Final Decision and Order. The Court’s Final Decision and Order sets conditions for the restarting of AWMS #2 in accordance with the proposed restart plans filed by Avalon with minor revisions. While the Company was making preparations for restarting the well and opening the facility, the Division appealed the Final Decision and Order and filed a Motion to Stay the Court Order on February 22, 2017. The Motion to Stay was granted by the Ohio 10th Circuit Court of Appeals on March 21, 2017. On September 14, 2017, an appeal hearing was held. The Company is currently awaiting judgment from the court. In the event the suspension order is lifted, Avalon will make preparations for restarting the well and opening the facility in accordance with the restart plans. In the event that the temporary suspension is not lifted by the Ohio 10th Circuit Court of Appeals, Avalon will continue in its effort to receive a favorable ruling lifting the temporary suspension.

Avalon Holdings Corporation and Subsidiaries

In addition, on August 26, 2016, Avalon filed a complaint in the 11th Appellate District Court in Trumbull County, Ohio for a Peremptory Writ of Mandamus to compel the Director of the Ohio Department of Natural Resources (“ODNR”) to initiate appropriations procedures to determine damages from the illegal regulatory taking of the Company’s property, or issue an alternative remedy at law. There is currently no implemented state-wide policy on induced seismicity and The ODNR has refused to communicate with the Company regarding the status and requirements of any policymaking. The Company believes that the actions, and lack of responsible actions, by ODNR, which were triggered by a seismic event that presented no hazard or risk to any individual or to the environment, is a clear violation of the Company’s property rights and a violation of the Fifth and Fourteenth Amendments to the U.S. Constitution; Article I, Section 19 of the Ohio Constitution; and Ohio Revised Code Chapter 163.  The trial is tentatively scheduled to occur in the second quarter of 2018. The Company intends to vigorously pursue the Complaint and obtain due process and fair compensation.

Note 15. Subsequent Event

Acquisition

On March 7, 2018, Avalon, through a newly created subsidiary, Avalon Mahoning Sports Center, Inc., completed the acquisition of the Boardman Tennis Center in Boardman, Ohio for approximately $1.3 million in cash. Subsequent to the acquisition, the Boardman Tennis Center was renamed The Avalon Athletic Club at Boardman. The primary assets of The Avalon Athletic Club at Boardman include the acquired real property consisting of the tennis building and associated land.

The acquisition is consistent with the Company’s athletics and fitness business strategy. Members of the Avalon Golf and Country Clubs will have access to all the tennis, athletic and fitness related activities that will be offered by The Avalon Athletic Club at Boardman. In addition, hotel guests at The Avalon Inn will also be able to utilize the facility during their stay. The Avalon Athletic Club at Boardman will earn revenue through membership fees, tennis, athletic and fitness related activities. The operating results will be included in the Company’s Consolidated Statements of Operations and within Avalon’s golf and related operations segment from the date of acquisition. The Company will account for the acquisition of The Avalon Athletic Club in accordance with ASU 2017-01.

Avalon Holdings Corporation and Subsidiaries

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Avalon Holdings Corporation

Warren, Ohio

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Avalon Holdings Corporation (the “Company”) and subsidiaries as of December 31, 2017 and 2016, the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2017, and the related notes and schedule listed in the accompanying index (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries at December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/BDO USA, LLP

We have served as the Company's auditor since 2015.

Cleveland, Ohio

March 15, 2018

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

With our participation, an evaluation of the effectiveness of our internal control over financial reporting was conducted as of December 31, 2017, based upon the framework and criteria established in Internal Control – Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2017.

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

March 15, 2018

Avalon Holdings Corporation and Subsidiaries

Company Location Directory

Corporate Office	Golf and Related Operations

Avalon Holdings Corporation

One American Way

Warren, Ohio 44484-5555

(330) 856-8800

Waste Management

Services

American Waste Management
Services, Inc.

One American Way

Warren, Ohio 44484-5555

(330) 856-8800

American Landfill

Management, Inc.

One American Way

Warren, Ohio 44484-5555

(330) 856-8800

American Construction Supply, Inc.

One American Way

Warren, Ohio 44484-5555

(330) 856-8800

American Water Solutions, LLC

One American Way

Warren, Ohio 44484-5555

(330) 856-8800

AWMS Holdings, LLC

One American Way

Warren, Ohio 44484-5555

(330) 856-8800

AWMS Rt. 169, LLC

One American Way

Warren, Ohio 44484-5555

(330) 856-8800

Avalon Resorts and Clubs, Inc.

One American Way

Warren, Ohio 44484-5555

(330) 856-8898

Avalon Clubs, Inc.

One American Way

Warren, Ohio 44484-5555

(330) 856-8898

Avalon Resorts, Inc.

One American Way

Warren, Ohio 44484-5555

(330) 856-8898

Avalon Golf and Country Club

One American Way

Warren, Ohio 44484-5555

(330) 856-8898

Avalon Lakes Golf Course

One American Way

Warren, Ohio 44484-5555

(330) 856-8898

Squaw Creek Golf Course

761 Youngstown-Kingsville Road

Vienna, Ohio 44473

(330) 539-5103

Avalon Country Club at Sharon, Inc.

1030 Forker Blvd.

Hermitage, PA 16148-1566

(724) 981-6700

The Avalon Resort and Spa LLC

9519 East Market Street

Warren, OH 44484-5555

(330) 856-1900

Avalon Travel, Inc.

One American Way

Warren, Ohio 44484-5555

(330) 856-8400

Avalon Mahoning Sports Center, Inc.

One American Way

Warren, Ohio 44484-5555

(330) 856-8898

Avalon Holdings Corporation and Subsidiaries

Directors and Officerss

Directors	Officers

Ronald E. Klingle

Chairman of the Board and

Chief Executive Officer

Executive Committee (Chairman)

Compensation Committee

Bryan P. Saksa

Chief Financial Officer, Treasurer

and Secretary

Compensation Committee (Chairman)

Kurtis D. Gramley

Chairman and Chief Executive Officer,

Edgewood Surgical Hospital

Audit Committee (Chairman)

Executive Committee

Option Plan Committee

Stephen L. Gordon

Partner, Beveridge & Diamond, P.C.

Compensation Committee

Audit Committee

Option Plan Committee (Chairman)

David G. Bozanich

Financial Consultant

Audit Committee

Executive Committee

Option Plan Committee

Ronald E. Klingle

Chairman of the Board and Chief Executive Officer

Bryan P. Saksa

Chief Financial Officer, Treasurer and Secretary

Frances R. Klingle

Chief Administrative Officer

Clifford P. Davis

Chief Technology Officer

Richard R. Fees

Controller

Avalon Holdings Corporation and Subsidiaries

Shareholder Information

Common stock information

Avalon’s Class A Common Stock is listed on the NYSE Amex (symbol: AWX). Quarterly stock information for 2017 and 2016 as reported by The Wall Street Journal is as follows:

2017:
Quarter Ended	High	Low	Close
March 31	$3.37	$2.12	$2.38
June 30	2.97	1.91	2.43
September 30	2.62	1.83	2.00
December 31	2.23	1.92	2.00

2016:
Quarter Ended	High	Low	Close
March 31	$1.98	$1.60	$1.88
June 30	2.40	1.77	2.33
September 30	3.41	2.19	2.95
December 31	3.39	2.26	2.95

No dividends were paid during 2017 or 2016.

There are 321 Class A and 9 Class B Common Stock shareholders of record as of the close of business March 2, 2018. The number of holders is based upon the actual holders registered on the records of Avalon’s transfer agent and registrar and does not include holders of shares in “street names” or persons, partnerships, associations, corporations or other entities identified in security position listings maintained by depository trust companies.

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

Avalon Holdings Corporation and Subsidiaries

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