Form 10-K, Exhibit 13
period 2018-12-31
AVALON HOLDINGS CORP
filed 2019-03-14
CIK 1061069

Exhibit 13.1

Financial Highlights

(in thousands, except for per share amounts)

For the year	2018	2017

Net operating revenues	$62,234	$55,848
Loss before income taxes	(3,089)	(694)
Net loss attributable to Avalon Holdings Corporation common shareholders	(1,144)	(307)
Net loss per share attributable to Avalon Holdings Corporation common shareholders	(0.30)	(0.08)

At year-end	2018	2017

Working capital deficit	$(691)	$(197)
Total assets	64,769	65,378
Avalon Holdings Corporation Shareholders' Equity	37,479	38,446

The Company

Avalon Holdings Corporation provides waste management services to industrial, commercial, municipal and governmental customers in selected northeastern and midwestern U.S. markets, captive landfill management services and salt water injection well operations. Avalon Holdings Corporation also owns Avalon Resorts and Clubs Inc., which includes the operation of a hotel and its associated resort amenities, three golf courses and related country clubs and a multipurpose recreation center.

Avalon Holdings Corporation and Subsidiaries

Contents

Financial Highlights	1

Management’s Discussion and Analysis of Financial Condition and Results of Operations	3

Consolidated Balance Sheets	18

Consolidated Statements of Operations	19

Consolidated Statements of Cash Flows	20

Consolidated Statements of Shareholders’ Equity	21

Notes to Consolidated Financial Statements	22

Report of Independent Registered Public Accounting Firm	45

Management’s Annual Report on Internal Controls over Financial Reporting	46

Company Location Directory	47

Directors and Officers	48

Shareholder Information	49

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

Liquidity and Capital Resources

For the year ended December 31, 2018, Avalon utilized existing cash and cash provided by operations to meet operating needs, make required monthly payments on the term loan facility and to fund capital expenditures which included the renovation of the Avalon Athletic Club at Boardman and the continued renovation and expansion of The Avalon Inn as described below.

In addition, during the first quarter of 2018, in accordance with our Term Loan Agreement, the Company withdrew $1.5 million from the restricted cash account for reimbursement for capital expenditures incurred in 2017 related to The Avalon Inn funded with operating cash. The Company utilized approximately $1.3 million of those proceeds to fund the acquisition of The Boardman Tennis Center facility as described below.

On March 7, 2018, Avalon, through a newly created subsidiary, Avalon Mahoning Sports Center, Inc., completed the acquisition of the Boardman Tennis Center facility in Boardman, Ohio for approximately $1.3 million in cash. In accordance with our Term Loan Agreement, the Company withdrew funds from the restricted cash account for reimbursement for capital expenditures incurred in 2017 related to The Avalon Inn that were paid with operating cash to fund the acquisition of the Boardman Tennis Center facility. Subsequent to the acquisition, the Boardman Tennis Center facility was renamed the Avalon Athletic Club at Boardman. The primary assets of the Avalon Athletic Club at Boardman include the acquired real property consisting of the building and associated land.

The Avalon Athletic Club at Boardman is currently in operation. The operating results are included in the Company’s Consolidated Statements of Operations and within Avalon’s golf and related operations segment from the date of acquisition.

In the third quarter of 2018, the Company began renovating the facility. The renovations include the conversion of the facility into a multipurpose recreation center including indoor tennis, basketball, volleyball and pickleball courts and a fitness area. The facilities interior renovations were completed in the first quarter of 2019.

The acquisition of the facility and its associated subsequent renovation is consistent with the Company’s athletics and fitness business strategy. Members of the Avalon Golf and Country Club have access to the facility and all the athletic and fitness related activities offered by the Avalon Athletic Club at Boardman. In addition, hotel guests at The Avalon Inn can utilize the facility during their stay. The Avalon Athletic Club at Boardman earns revenue through membership fees, athletic and fitness related activities.

Avalon Holdings Corporation and Subsidiaries

In 2018, Avalon incurred capital expenditures of $3.9 million of which $3.1 million of such expenditures was paid to vendors in 2018 and $0.7 million was paid subsequent to year end. Such expenditures primarily related to the continued renovation and expansion of The Avalon Inn and the renovation of the Avalon Athletic Club at Boardman. In addition, approximately $0.1 million of such expenditures related to a vehicle acquired under a new capital lease agreement. In 2017, Avalon incurred capital expenditures of $2.5 million of which $1.8 million of such expenditures was paid to vendors and primarily related to the continued renovation and expansion of The Avalon Inn and $0.7 million of such expenditures related to equipment acquired under new capital lease agreements. In 2018 and 2017, The Avalon Inn was in operation but still in the process of being renovated and expanded. The renovations and expansion include the renovation of existing hotel rooms and recreation center and the addition of a new restaurant, bars, salon and spa, outdoor resort pool and Roman Bath. Avalon’s aggregate capital expenditures in 2019 are expected to be in the range of $2.0 million to $2.5 million, funded with cash in our project fund account, operating cash and cash generated from operations. Capital expenditures will principally relate to the continued renovation and expansion of The Avalon Inn, renovation of the Avalon Athletic Club at Boardman facility, building improvements and equipment purchases.

On December 20, 2016, Avalon and certain direct and indirect wholly owned subsidiaries entered into a loan and security agreement (the “Term Loan Agreement”) with Laurel Capital Corporation which provides for a $12.0 million term loan. At closing, $9.1 million of the proceeds were used to pay off amounts outstanding under the then existing line of credit agreement and associated accrued interest with Home Savings Bank, dated May 21, 2015, as amended, and pay related transaction costs associated with the Term Loan Agreement. The line of credit agreement with Home Savings Bank was terminated in conjunction with the repayment. Remaining proceeds of $2.9 million under the Term Loan Agreement were deposited in a project fund account to fund costs of renovating and expanding The Avalon Inn. At December 31, 2018 and 2017, the remaining proceeds of $0.5 million and $2.8 million, respectively, are presented in the Consolidated Balance Sheets as “Restricted cash.” On December 4, 2017 the Term Loan Agreement was amended to restate the definition of “Total Fixed Charges” utilized in the calculation of the “Fixed Charge Coverage Ratio.”

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

Borrowings are secured by certain real property and related business assets as defined in the Term Loan Agreement. The Term Loan Agreement also contains certain financial and other covenants, customary representations, warranties and events of default. Avalon was in compliance with the Term Loan Agreement covenants at December 31, 2018 and 2017.

On May 31, 2018, Avalon entered into a new business loan agreement with Home Savings Bank, (the “Line of Credit Agreement”) which provides for a line of credit of up to $5.0 million maturing on May 31, 2020. Under the Line of Credit Agreement, borrowings in excess of $1.0 million are subject to a borrowing base which is calculated based off a specific level of eligible accounts receivable of the waste management business as defined in the agreement. The existing line of credit agreement with Home Savings Bank, dated December 20, 2016, as amended, which was entered into concurrently with the Term Loan Agreement, was terminated in conjunction with the new Line of Credit Agreement. No amounts were outstanding under the existing line of credit agreement at termination.

No amounts were drawn under the Line of Credit Agreement at December 31, 2018 and 2017. Outstanding borrowings under the Line of Credit Agreement bear interest at Prime Rate plus .25%. At December 31, 2018, the interest rate on the Line of Credit Agreement was 5.50%.

Avalon Holdings Corporation and Subsidiaries

Borrowings under the Line of Credit Agreement are secured by certain business assets of the Company including accounts receivable, inventory and equipment. The Line of Credit Agreement also contains certain financial and other covenants, customary representations, warranties and events of default. Avalon was in compliance with the line of credit agreements covenants at December 31, 2018 and 2017.

During the years ended December 31, 2018 and 2017, the weighted average interest rate on outstanding borrowings was 5.35%.

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

At December 31, 2018 and December 31, 2017, there was a working capital deficit of approximately $0.7 million and $0.2 million, respectively. Working capital was negatively impacted primarily by an increase in accounts payable and deferred membership dues revenue partially offset by an increase in cash and cash equivalents and accounts receivable.

Accounts receivable increased to $12.2 million at December 31, 2018 compared with $9.9 million at December 31, 2017. The increase was primarily the result of increased sales related to the waste management services segment in the fourth quarter of 2018 compared with the fourth quarter of 2017 and the timing of receipt on those associated receivables. Net operating revenues related to the waste management segment were $12.0 million in the fourth quarter of 2018 compared with $10.5 million in the fourth quarter of 2017.

Accounts payable increased to $10.5 million at December 31, 2018 compared with $7.8 million at December 31, 2017. The increase in accounts payable is primarily due to an increase in the amounts due to disposal facilities and transportation carriers of the waste brokerage and management services business associated with the increase in net operating revenues in the fourth quarter of 2018 compared with the fourth quarter of 2017 and the associated timing of those vendor payments in the ordinary course of business. To a lesser extent, accounts payable also increased due to the timing of payment related to construction bills associated with the expansion of The Avalon Inn and the renovation of the Avalon Athletic Club at Boardman.

Accrued payroll and other compensation increased to approximately $0.9 million at December 31, 2018 compared to $0.7 million at December 31, 2017. The increase was primarily the result of timing of payment of certain accrued bonuses related to the waste management services segment.

Deferred revenue relating to membership dues was approximately $2.9 million at December 31, 2018 compared to $2.7 million at December 31, 2017. The increase in deferred revenues was primarily due to the associated timing of annual membership renewals and an increase in members during 2018. The number of members at December 31, 2018 was 4,606 compared to 4,338 at December 31, 2017.

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

Avalon Holdings Corporation and Subsidiaries

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

On March 7, 2018, Avalon acquired the Avalon Athletic Club at Boardman which was integrated into the golf and related operations segment. The acquisition and subsequent renovation is consistent with the Company’s athletics and fitness business strategy. Members of the Avalon Golf and Country Clubs have access to the facility and all the tennis, athletic and fitness related activities offered by the Avalon Athletic Club at Boardman. In addition, hotel guests of The Avalon Inn can utilize the facility during their stay.

In addition, several private country clubs in the northeast Ohio area are experiencing economic difficulties. Avalon believes some of these clubs may represent an attractive investment opportunity. Avalon may consider and enter into agreements, at any time, for acquisitions that make economic sense.

Avalon Holdings Corporation and Subsidiaries

Results of Operations

Avalon’s primary business segment, the waste management services segment, provides hazardous and nonhazardous waste brokerage and management services, captive landfill management services and salt water injection well operations. The golf and related operations segment includes the operation and management of three golf courses and related country clubs and facilities, a hotel and its associated resort amenities, a multipurpose recreation center and a travel agency.

Performance in 2018 compared with 2017

Overall Performance

Net operating revenues increased to $62.2 million in 2018 compared with $55.8 million in 2017. This increase was primarily due to an increase in net operating revenues of the waste management services segment. Net operating revenues of the waste management services segment were $44.5 million in 2018 compared with $38.4 million in 2017. Net operating revenues of the golf and related operations segment were approximately $17.7 million in 2018 compared to $17.4 million in 2017.

Costs of operations related to the waste management segment increased to $35.2 million in 2018 compared with $30.5 million in 2017. The increase in the cost of operations between years for the waste management segment is primarily due to the increased net operating revenues between periods as these costs vary directly with the associated net operating revenues. Cost of operations related to the golf and related operations segment increased to $14.6 million in 2018 compared to $14.2 million in 2017.

Depreciation and amortization expense was approximately $2.9 million in 2018 compared to $3.0 million in 2017.

Consolidated selling, general and administrative expenses were $9.0 million in 2018 compared with $8.5 million in 2017. The increase in selling, general and administrative costs was primarily attributable to higher employee related costs and, to a lesser extent, an increase in advertising and sales promotions during the golf season partially offset by lower legal and professional costs.

Impairment of property and equipment was approximately $3.3 million in 2018 representing the impairment loss for the full carrying value of the Company’s salt water injection wells associated property and equipment.

Interest expense was approximately $0.7 million in both 2018 and 2017. During both the years ended December 31, 2018 and 2017, the weighted average interest rate on outstanding borrowings was 5.35%.

Net loss attributable to Avalon Holdings Corporation common shareholders was $1.1 million, or $0.30 per share, in 2018 compared with a net loss attributable to Avalon Holdings Corporation common shareholders of $0.3 million, or $0.08 per share, in 2017.

Segment Performance

Segment performance should be read in conjunction with Note 16 to the Consolidated Financial Statements.

Waste Management Services Segment

The net operating revenues of the waste management services segment increased to $44.5 million in 2018 compared with $38.4 million in 2017. The waste management services segment includes waste disposal brokerage and management services, captive landfill management operations and salt water injection well operations.

Avalon Holdings Corporation and Subsidiaries

The net operating revenues of the waste disposal brokerage and management services business increased to $42.2 million in 2018 from $36.2 million in 2017. This increase was partially due to an increase in net operating revenues relating to continuous work of the waste disposal brokerage business. Continuous work of the waste disposal brokerage business increased $3.3 million between years  as a result of increased work from multiple customers. Net operating revenues related to continuous work were approximately $24.8 million in 2018 compared with $21.5 million in 2017. In addition, net operating revenue increased $2.7 million between periods due to event work relating to multiple projects. Event work is defined as bid projects under contract that occurs on a one-time basis over a short period of time. Such work can fluctuate significantly from year to year. Net operating revenues related to event work were approximately $16.1 million in 2018 compared with $13.4 million in 2017. Net operating revenues related to managerial, consulting and clerical services were approximately $1.3 million in both 2018 and 2017. Net operating revenue relating to managerial, consulting and clerical services, which is performed for one customer, is entirely dependent on that customer’s needs.

The net operating revenues of the captive landfill management operations were approximately $2.3 million in 2018 compared to $2.2 million in 2017. The net operating revenues of the captive landfill operations are almost entirely dependent upon the volume of waste generated by the owner of the landfill for whom Avalon manages the facility.

Due to the suspension of the salt water injections wells described below, there were no operating revenues during 2018 and 2017.

As a result of a seismic event with a magnitude of 2.1 occurring on August 31, 2014, the Chief of the Division of Oil and Gas Resources Management (“Chief” or “Division”) issued Orders on September 3, 2014 to immediately suspend all operations of Avalon’s two saltwater injection wells until the Division could further evaluate the wells. The Orders were based on the findings that the two saltwater injection wells were located in close proximity to an area of known seismic activity and that the saltwater injection wells pose a risk of increasing or creating seismic activity.

On September 5, 2014, Avalon submitted the information required by the Chief’s Order in regards to its AWMS #1 injection well, and the Chief lifted the suspension for that well on September 18, 2014. On September 19, 2014, Avalon submitted information and a written plan required by the Chief’s Order proposing the establishment of certain operations and management controls on injections for the AWMS #2 injection well. To date, the Division has not responded to that plan despite Avalon’s request for feedback.

On October 2, 2014, Avalon filed an appeal with the Ohio Oil and Gas Commission (the “Commission”) disputing the basis for suspending operations of AWMS #2 and also the authority of the Chief to immediately suspend such operations. On March 11, 2015, an appeal hearing was held. The Chief stated during the hearing that the suspension order is temporary, and he expects that AWMS #2 will be allowed to resume operations once the state’s final policymaking is complete.

On August 12, 2015, the Commission upheld the temporary suspension of injection operations of AWMS #2 stating that the temporary suspension would allow the Chief more time to fully evaluate the facts in anticipation of the Division’s implementation of a comprehensive regulatory plan that will specifically address injection-induced seismicity.

Avalon appealed that decision to the Franklin County Court of Common Pleas (the “Court”), and on November 1, 2016 an appeal hearing was held in that Court. On December 23, 2016, the Court issued its Decision and Order in Avalon’s favor, and vacated the Commission’s decision. The Court found that the Division’s suspension and refusal to work with the Company over the 26 month period was arbitrary and not in accordance with reason.  Subsequent to the ruling, and in accordance with the Court’s Decision and Order, both Avalon and the Division submitted their proposed restart plans to the Court. Avalon’s plan sets forth both the initial volumes and pressures and increases in volume and pressure while continuously monitoring seismicity and addressing the concerns of public health and safety.

Avalon Holdings Corporation and Subsidiaries

On February 21, 2017, the Court issued its Final Decision and Order. The Court’s Final Decision and Order set forth conditions for restarting the AWMS #2 salt water injection well in accordance with the proposed restart plans filed by Avalon with minor revisions. On February 22, 2017, the Division appealed the Final Decision and Order and filed a Motion to Stay the Court Order. The Motion to Stay was granted by the Ohio 10th District Court of Appeals on March 21, 2017.

On September 14, 2017, an appeal hearing was held in the Ohio 10th District Court of Appeals and only July 31, 2018 a decision was issued on the appeal. The decision reinstated the previous Ohio Oil and Gas Commission decision in this matter.

On September 12, 2018, the Company appealed the Ohio 10th District Court of Appeals decision to the Supreme Court of Ohio. On November 21, 2018, Avalon, received notice from the Supreme Court of Ohio that the court would not accept for review the Company’s appeal of the Ohio 10th District Court of Appeals decision on the Division of Oil and Gas Resources Management’s appeal of the Franklin County Court of Common Pleas February 21, 2017 entry allowing restart of the Company’s AWMS Water Solutions, LLC #2 salt water injection well.

Based on the Supreme Court of Ohio’s decision not to accept the Company’s appeal for review and the economically unfeasible conditions required by the Division of Oil & Gas Resources Management proposed restart plan, management of Avalon and its Board of Directors concluded that the injection wells would not resume operations in the near future and that the carrying value of the salt water injection wells was not recoverable. In the fourth quarter of 2018, the Company recorded an impairment charge of approximately $3.3 million, the full carrying value of the Company’s salt water injection wells.

There can be no guarantee that the salt water injection wells will resume operations, but the Company will continue to pursue all available avenues to allow the restart of the Company’s salt water injection well under reasonable conditions. Currently, there is no implemented state-wide policy on induced seismicity and the ODNR has refused to communicate with the Company regarding the status and requirements of any policymaking. The operations of Company’s injection wells will remain suspended until that time.

In addition, on August 26, 2016, Avalon filed a complaint in the 11th Appellate District Court in Trumbull County, Ohio for a Peremptory Writ of Mandamus to compel the Director of the Ohio Department of Natural Resources (“ODNR”) to initiate appropriations procedures to determine damages from the illegal regulatory taking of the Company’s property, or issue an alternative remedy at law. The Company believes that the actions, and lack of responsible actions, by the ODNR is a clear violation of the Company’s property rights and a violation of the Fifth and Fourteenth Amendments to the U.S. Constitution; Article I, Section 19 of the Ohio Constitution; and Ohio Revised Code Chapter 163.

The hearing was originally scheduled to commence on June 25, 2018 but on June 8, 2018, the 11th Appellate District Court in Trumbull County, Ohio issued a motion to stay all further proceedings in the writ of mandamus action until a ruling was made on the suspension order by the Ohio 10th District Court of Appeals. On September 17, 2018, the Company filed a motion to lift the stay in the proceeding based on the Ohio 10th District Court of Appeals ruling. On January 29, 2019, the 11th Appellate District Court in Trumbull County, Ohio lifted the stay. To date, the hearing date has not been rescheduled. The Company intends to vigorously pursue the complaint and obtain due process and fair compensation.

Costs of operations related to the waste management segment increased to $35.2 million in 2018 compared with $30.5 million in 2017. The increase in the cost of operations between years for the waste management segment is primarily due to the increased net operating revenues between periods as these costs vary directly with the associated net operating revenues. The overall gross margin percentage of the waste brokerage and management services business was approximately 21% in 2018 compared to 20% in 2017. The increase in the overall gross margin percentage was attributable to the higher gross profit generated from continuous work during 2018.

Avalon Holdings Corporation and Subsidiaries

Income before income taxes for the waste management services segment was approximately $0.7 million in 2018 compared to $2.7 million in 2017. Income before income taxes of the waste brokerage and management services business was approximately $4.3 million in 2018 compared to $3.3 million in 2017. The increased income before taxes was primarily attributable to the increased gross margin from the higher net operating revenues related to both continuous and event work during 2018. Income before income taxes of the captive landfill operations was approximately $0.4 million in 2018 compared to $0.3 million in 2017. During 2018 and 2017, the salt water injection wells incurred a loss before income taxes of approximately $4.0 million and $0.9 million, respectively. In 2018, as previously noted above, in the fourth quarter of 2018, the Company recorded an impairment charge of approximately $3.3 million, the full carrying value of the Company’s salt water injection wells. In addition the Company recorded a loss due to depreciation expense recorded on the facility and legal and professional costs incurred relating to Avalon’s appeal and mandamus processes described above. In 2017, the loss was primarily due to depreciation expense recorded on the facility and legal and professional costs incurred relating to Avalon’s appeal and mandamus processes.

Golf and Related Operations Segment

Net operating revenues of the golf and related operations segment were approximately $17.7 million in 2018 compared to $17.4 million in 2017. Avalon’s golf and related operations segment consists of the operation and management of three golf courses and related country clubs which provide dining and banquet facilities, a hotel which provides lodging, dining, banquet and conference facilities, a multipurpose recreation center and a travel agency.

Food, beverage and merchandise sales were approximately $7.1 million in 2018 compared to $7.3 million in 2017. The decrease was primarily due to a decrease in food and beverage revenue related to the clubs between periods.

Other net operating revenues related to the golf and related operations were $10.6 million in 2018 compared to $10.1 million in 2017. Net operating revenues related to room rental was approximately $2.3 million in 2018 compared with $2.0 million in 2017. The increase in net operating revenues related to room rental was due to higher occupancy and associated average room rates during 2018 compared with the prior year. Membership dues revenue was approximately $5.2 million in both 2018 and 2017. The average number of members during 2018 was 4,454 compared to 4,531 in the prior year. Greens fees and associated cart rentals were $1.5 million in both 2018 and 2017. Other revenues consisting of athletic, fitness, travel agency, salon and spa related activities were approximately $1.6 million in 2018 compared to $1.4 million in 2017. The increase was primarily due to tennis lessons and court rental fees related to the Avalon Athletic Club at Boardman. Due to adverse weather conditions, net operating revenues relating to the golf courses, which are located in northeast Ohio and western Pennsylvania, were minimal during the first three months of 2018 and 2017.

Cost of operations for the golf and related operations segment was $14.6 million in 2018 compared with $14.2 million in 2017. Cost of food, beverage and merchandise was approximately $3.2 million in both 2018 and 2017. The cost of food, beverage and merchandise sales was approximately 56% of the associated net operating revenues in both 2018 and 2017. Golf and related operations operating costs increased to approximately $11.4 million in 2018 compared with $11.0 million in 2017. The increase was primarily a result of higher employee related costs and increased use of lawn care maintenance products for the golf courses.

In 2018, the golf and related operations recorded a slight loss compared with income before taxes of approximately $0.3 million in 2017. The change between periods was primarily due to higher employee related costs, increased use of lawn care maintenance products for the golf courses and an increase in advertising and sales promotions during the golf season.

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

Avalon Holdings Corporation and Subsidiaries

General Corporate Expenses

General corporate expenses were $3.1 million in 2018 compared to $3.0 million in 2017. The increase in general corporate expenses related to higher employee related and legal and professional costs.

Impairment of Property and Equipment

Impairment of property and equipment was approximately $3.3 million in 2018 representing the impairment loss for the full carrying value of the Company’s salt water injection wells property and equipment.

Interest Expense

Interest expense was approximately $0.7 million in both 2018 and 2017. During both the years ended December 31, 2018 and 2017, the weighted average interest rate on outstanding borrowings was 5.35%.

Net Loss

Net loss attributable to Avalon Holdings Corporation common shareholders was $1.1 million in 2018 compared to a net loss attributable to Avalon Holdings Corporation common shareholders of $0.3 million in 2017. Avalon recorded a state income tax provision in both 2018 and 2017, which was related entirely to the waste management and brokerage operations. Due to the recording of a full valuation allowance against the Company’s federal net deferred tax assets, the overall effective tax rate in both periods reflects taxes owed in certain U.S state jurisdictions. Avalon’s income tax benefit on the loss before taxes was offset by a change in the valuation allowance. A valuation allowance is provided when it is more likely than not that deferred tax assets relating to certain federal and state loss carryforwards will not be realized. Avalon continues to maintain a valuation allowance against the majority of its deferred tax amounts until it is evident that the deferred tax asset will be utilized in the future.

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

On December 22, 2017, legislation commonly known as the Tax Cuts and Jobs Act (the “Tax Act”) was signed into law. The Tax Act changes existing U.S. tax law and includes numerous provisions that will affect Avalon, including our income tax accounting, disclosure and tax compliance. The most impactful changes within the Tax Act are those that will reduce the U.S. corporate tax rates, business-related exclusions and deductions and credits. Accounting Standards Codification Topic 740, “Income Taxes,” requires the effects of changes in tax rates and laws on deferred tax balances to be recognized in the period in which the legislation is enacted. To the extent that a company’s accounting for certain income tax effects of the Tax Act is incomplete but for which they are able to determine a reasonable estimate, the company must record a provisional amount in the financial statements. Consequently, as of the date of enactment, and during 2018, Avalon valued all deferred tax assets and liabilities at the newly enacted Corporate U.S income tax rate. Avalon has a full valuation allowance on its federal deferred tax assets.

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

Avalon Holdings Corporation and Subsidiaries

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

As a result of a seismic event with a magnitude of 2.1 occurring on August 31, 2014, the Chief of the Division of Oil and Gas Resources Management (“Chief” or “Division”) issued Orders on September 3, 2014 to immediately suspend all operations of Avalon’s two saltwater injection wells until the Division could further evaluate the wells. The Orders were based on the findings that the two saltwater injection wells were located in close proximity to an area of known seismic activity and that the saltwater injection wells pose a risk of increasing or creating seismic activity.

On September 5, 2014, Avalon submitted the information required by the Chief’s Order in regards to its AWMS #1 injection well, and the Chief lifted the suspension for that well on September 18, 2014. On September 19, 2014, Avalon submitted information and a written plan required by the Chief’s Order proposing the establishment of certain operations and management controls on injections for the AWMS #2 injection well. To date, the Division has not responded to that plan despite Avalon’s request for feedback.

On October 2, 2014, Avalon filed an appeal with the Ohio Oil and Gas Commission (the “Commission”) disputing the basis for suspending operations of AWMS #2 and also the authority of the Chief to immediately suspend such operations. On March 11, 2015, an appeal hearing was held. The Chief stated during the hearing that the suspension order is temporary, and he expects that AWMS #2 will be allowed to resume operations once the state’s final policymaking is complete.

Avalon Holdings Corporation and Subsidiaries

On August 12, 2015, the Commission upheld the temporary suspension of injection operations of AWMS #2 stating that the temporary suspension would allow the Chief more time to fully evaluate the facts in anticipation of the Division’s implementation of a comprehensive regulatory plan that will specifically address injection-induced seismicity.

Avalon appealed that decision to the Franklin County Court of Common Pleas (the “Court”), and on November 1, 2016 an appeal hearing was held in that Court. On December 23, 2016, the Court issued its Decision and Order in Avalon’s favor, and vacated the Commission’s decision. The Court found that the Division’s suspension and refusal to work with the Company over the 26 month period was arbitrary and not in accordance with reason.  Subsequent to the ruling, and in accordance with the Court’s Decision and Order, both Avalon and the Division submitted their proposed restart plans to the Court. Avalon’s plan sets forth both the initial volumes and pressures and increases in volume and pressure while continuously monitoring seismicity and addressing the concerns of public health and safety.

On February 21, 2017, the Court issued its Final Decision and Order. The Court’s Final Decision and Order set forth conditions for restarting the AWMS #2 salt water injection well in accordance with the proposed restart plans filed by Avalon with minor revisions. On February 22, 2017, the Division appealed the Final Decision and Order and filed a Motion to Stay the Court Order. The Motion to Stay was granted by the Ohio 10th District Court of Appeals on March 21, 2017.

On September 14, 2017, an appeal hearing was held in the Ohio 10th District Court of Appeals and only July 31, 2018 a decision was issued on the appeal. The decision reinstated the previous Ohio Oil and Gas Commission decision in this matter.

On September 12, 2018, the Company appealed the Ohio 10th District Court of Appeals decision to the Supreme Court of Ohio. On November 21, 2018, Avalon, received notice from the Supreme Court of Ohio that the court would not accept for review the Company’s appeal of the Ohio 10th District Court of Appeals decision on the Division of Oil and Gas Resources Management’s appeal of the Franklin County Court of Common Pleas February 21, 2017 entry allowing restart of the Company’s AWMS Water Solutions, LLC #2 salt water injection well.

Based on the Supreme Court of Ohio’s decision not to accept the Company’s appeal for review and the economically unfeasible conditions required by the Division of Oil & Gas Resources Management proposed restart plan, management of Avalon and its Board of Directors concluded that the injection wells would not resume operations in the near future and that the carrying value of the salt water injection wells was not recoverable. In the fourth quarter of 2018, the Company recorded an impairment charge of approximately $3.3 million, the full carrying value of the Company’s salt water injection wells.

There can be no guarantee that the salt water injection wells will resume operations, but the Company will continue to pursue all available avenues to allow the restart of the Company’s salt water injection well under reasonable conditions. Currently, there is no implemented state-wide policy on induced seismicity and the ODNR has refused to communicate with the Company regarding the status and requirements of any policymaking. The operations of Company’s injection wells will remain suspended until that time.

In addition, on August 26, 2016, Avalon filed a complaint in the 11th Appellate District Court in Trumbull County, Ohio for a Peremptory Writ of Mandamus to compel the Director of the Ohio Department of Natural Resources (“ODNR”) to initiate appropriations procedures to determine damages from the illegal regulatory taking of the Company’s property, or issue an alternative remedy at law. The Company believes that the actions, and lack of responsible actions, by the ODNR is a clear violation of the Company’s property rights and a violation of the Fifth and Fourteenth Amendments to the U.S. Constitution; Article I, Section 19 of the Ohio Constitution; and Ohio Revised Code Chapter 163.

Avalon Holdings Corporation and Subsidiaries

The hearing was originally scheduled to commence on June 25, 2018 but on June 8, 2018, the 11th Appellate District Court in Trumbull County, Ohio issued a motion to stay all further proceedings in the writ of mandamus action until a ruling was made on the suspension order by the Ohio 10th District Court of Appeals. On September 17, 2018, the Company filed a motion to lift the stay in the proceeding based on the Ohio 10th District Court of Appeals ruling. On January 29, 2019, the 11th Appellate District Court in Trumbull County, Ohio lifted the stay. To date, the hearing date has not been rescheduled. The Company intends to vigorously pursue the complaint and obtain due process and fair compensation.

Economic challenges throughout the industries served by Avalon may result in payment defaults by customers. While Avalon continuously endeavors to limit customer credit risks, customer-specific financial downturns are not controllable by management. Significant customer payment defaults would have a material adverse impact upon Avalon’s future financial performance.

The Avalon Golf and Country Club operates three golf courses and related country clubs and a multipurpose recreation center. The Avalon Golf and Country Club facilities also offer swimming pools, fitness centers, tennis courts, dining and banquet facilities, salon and spa services. In addition, The Avalon Inn provides guests with a self-contained vacation experience, offering hotel guests golf packages to all of the golf courses of the Avalon Golf and Country Club and allows its guests to utilize the facilities at each of the clubhouses. Members of the Avalon Golf and Country Club also have access to all of the amenities offered by The Avalon Inn. The Avalon Golf and Country Club competes with many public courses and country clubs in the area. Although the golf courses continue to be available to the general public, the primary source of revenues is derived from the members of the Avalon Golf and Country Club. Avalon believes that the combination of its three facilities and The Avalon Inn will result in additional memberships in the Avalon Golf and Country Club. The ability to retain current members and attract new members has been an ongoing challenge. Although Avalon was able to increase the number of members of the Avalon Golf and Country Club, as of December 31, 2018, Avalon has not attained its membership goals. There can be no assurance as to when such goals will be attained and when the golf and related operations will ultimately become profitable. Avalon is continually using different marketing strategies to attract new members, such as local television advertising and various membership promotions. A significant decline in members could adversely affect the future financial performance of Avalon.

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

Avalon Holdings Corporation and Subsidiaries

The majority of Avalon’s accounts receivable is due from industrial and commercial customers. Credit is extended based on an evaluation of a customer’s financial condition and, generally, collateral is not required. The amounts due are stated at their net realizable value. The Company maintains an allowance for doubtful accounts to provide for the estimated amount of receivables that will not be collected. Customer accounts that are outstanding longer than the contractual payment terms are considered past due. Avalon determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, Avalon’s previous accounts receivable loss history, the customer’s current ability to pay its obligation to Avalon and the condition of the general economy and the industry as a whole. Bankruptcy or economic challenges of a particular customer represent uncertainties that are not controllable by management. If management’s assessments change due to different assumptions or if actual collections differ from management’s estimates, future operating results could be impacted. Avalon writes off accounts receivable when they become uncollectible. Payments subsequently received on such receivables are credited to the allowance for doubtful accounts, or to income, as appropriate under the circumstances.

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

The expected term, or time until the option is exercised, is typically based on historical exercising behavior of previous option holders of a company’s stock. Due to the fact that the Company has had no historical exercising activity, prior to 2018, we estimated the expected term using the simplified method.

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

Avalon Holdings Corporation and Subsidiaries

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

Avalon recognizes deferred tax assets and liabilities based on differences between financial statement carrying amounts and the tax bases of assets and liabilities. Avalon also records tax benefits when it believes that it is more likely than not that the benefit will be sustained by the tax authority. Avalon regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance based upon historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences to reduce its deferred assets to the amount that it believes is more likely than not to be realized. Avalon has considered future taxable income in assessing the need for the valuation allowance. The $1,468,000 of deferred tax liabilities will reverse in the same period and jurisdiction and is of the same character as the temporary differences giving rise to the $1,476,000 of deferred tax assets. Avalon has not provided a valuation allowance on the amount of deferred tax assets that it estimates will be utilized. Should Avalon ascertain in the future that it is more likely than not that deferred tax assets will be realized in excess of the net deferred tax assets, all or a portion of the $1,881,000 valuation allowance as of December 31, 2018, would be reversed as a benefit to the provision for income taxes in the period such determination was made.

Recent Accounting Pronouncements

Adopted Accounting Standards

In May 2014, the FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). ASU 2014-09 clarifies the principles used to recognize revenue for all entities. ASU 2014-09 provides a unified five-step model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The new standard replaces most of the existing revenue recognition standards in U.S. GAAP. In addition, in March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies how to apply revenue recognition guidance related to whether an entity is a principal or an agent. On January 1, 2018, the Company adopted ASU 2014-09 and ASU 2016-08, and all related amendments using the modified retrospective method. The adoption did not result in an impact to the way the Company records revenue and as such did not result in period reclassifications to or from revenue or its associated costs. As a result of the adoption, the Company separately disclosed contract assets, in our Consolidated Balance Sheets at December 31, 2018 and 2017 and associated cash flows in our Consolidated Statements of Cash Flows for years ended December 31, 2018 and 2017. The Company does not expect the adoption to have a material impact on an ongoing basis.

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”), which is intended to reduce diversity in practice in how certain cash receipts and payments are presented and classified in the statement of cash flows. The standard provides guidance in a number of situations including, among others, settlement of zero-coupon bonds, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, and distributions received from equity method investees. ASU 2016-15 also provides guidance for classifying cash receipts and payments that have aspects of more than one class of cash flows. On January 1, 2018, the Company adopted ASU 2016-15. The adoption of this standard did not have an impact on Avalon’s financial position, results of operations or financial statement disclosures.

Avalon Holdings Corporation and Subsidiaries

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows: Restricted Cash (“ASU 2016-18”), which requires entities to include restricted cash and restricted cash equivalent balances with cash and cash equivalent balances in the statement of cash flows.  On January 1, 2018, the Company adopted ASU 2016-18. The adoption of ASU 2016-18 impacted the presentation of our Consolidated Statements of Cash Flows and resulted in additional disclosure in our Notes to Consolidated Financial Statements for the restricted cash related to the loan proceeds deposited into our project fund account that have not yet been utilized to fund the additional renovation and expansion of The Avalon Inn.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU 2017-01”). The purpose of ASU 2017-01 is to change the definition of a business to assist entities with evaluating when a set of transferred assets and activities is a business. The Company adopted ASU 2017-01 on January 1, 2018. The acquisition of the Boardman Tennis Center facility, acquired in March 2018, was accounted for in accordance with ASU 2017-01.

In March 2018, the FASB issued ASU 2018-05, Income Taxes (Topic 740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118 ("ASU 2018-05"). ASU 2018-05 adds the SEC guidance released on December 22, 2017 regarding the Tax Cuts and Jobs Act (the “Tax Act”) to the FASB Accounting Standards Codification. ASU 2018-05 provides additional guidance allowing companies to use a one year measurement period to account for the impacts of the Tax Act in their financial statements. The Company adopted ASU 2018-05 in March 2018. The Company has accounted for the impacts of the Tax Act, including the use of reasonable estimates where necessary.

Accounting Standards Not Yet Adopted

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

The Company will adopt the standard on January 1, 2019. Avalon has completed its analysis and plans to record a ROU asset and related lease liability of approximately $1.7 million for its golf carts, machinery and equipment for the landfill operations, furniture and fixtures for The Avalon Inn and office copiers under operating leases. The Company is currently in the process of reviewing and drafting the financial statement disclosures for future filings in accordance with the requirements of the standard.

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

Avalon Holdings Corporation and Subsidiaries

Consolidated Balance Sheets

(in thousands, except for share data)\

	December 31,
	2018	2017
Assets
Current Assets:
Cash and cash equivalents	$1,406	$1,025
Accounts receivable, less allowance for doubtful accounts of $255 at December 31, 2018 and $237 at December 31, 2017	12,197	9,906
Unbilled membership dues receivable	554	580
Inventories	820	850
Prepaid expenses	622	512
Other current assets	31	34
Total current assets	15,630	12,907

Property and equipment, net	42,534	43,215
Leased property under capital leases, net	6,068	6,360
Restricted cash	502	2,826
Noncurrent deferred tax asset	8	8
Other assets, net	27	62
Total assets	$64,769	$65,378

Liabilities and Equity
Current liabilities:
Current portion of obligations under capital leases	$236	$212
Current portion of long-term debt	578	547
Accounts payable	10,454	7,832
Accrued payroll and other compensation	872	739
Accrued income taxes	84	26
Other accrued taxes	405	372
Deferred membership dues revenue	2,899	2,718
Other liabilities and accrued expenses	793	658
Total current liabilities	16,321	13,104

Long-term debt, net of current portion	10,167	10,745
Obligations under capital leases, net of current portion	688	857
Asset retirement obligation	100	100
Contingencies and commitments

Equity:
Avalon Holdings Corporation Shareholders' Equity:
Class A Common Stock, $.01 par value, one vote per share: authorized 10,500,000 shares; issued and outstanding 3,263,647 shares at December 31, 2018 and 3,191,100 shares at December 31, 2017	33	32
Class B Common Stock, $.01 par value, ten votes per share: authorized 1,000,000 shares; issued and outstanding 611,784 shares at December 31, 2018 and 612,231 shares at December 31, 2017	6	6
Paid-in capital	59,141	58,965
Accumulated deficit	(21,701)	(20,557)
Total Avalon Holdings Corporation Shareholders' Equity	37,479	38,446
Non-controlling interest in subsidiary	14	2,126
Total equity	37,493	40,572
Total liabilities and equity	$64,769	$65,378

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Operations

(in thousands, except for per share amounts)

	Year Ended December 31,
	2018	2017

Net operating revenues:
Waste management services	$44,535	$38,398

Food, beverage and merchandise sales	7,149	7,290
Other golf and related operations	10,550	10,160
Total golf and related operations	17,699	17,450
Total net operating revenues	62,234	55,848

Costs and expenses:
Waste management services operating costs	35,181	30,495
Cost of food, beverage and merchandise	3,165	3,177
Golf and related operations operating costs	11,448	11,000
Depreciation and amortization expense	2,877	2,996
Selling, general and administrative expenses	9,000	8,451
Impairment of property and equipment	3,261	-
Operating loss	(2,698)	(271)

Other income (expense):
Interest expense	(675)	(699)
Other income, net	284	276
Loss before income taxes	(3,089)	(694)

Provision for income taxes	167	122
Net loss	(3,256)	(816)

Less net loss attributable to non-controlling interest in subsidiary	(2,112)	(509)
Net loss attributable to Avalon Holdings Corporation common shareholders	$(1,144)	$(307)

Loss per share attributable to Avalon Holdings Corporation common shareholders:
Basic and diluted net loss per share	$(0.30)	$(0.08)

Weighted average shares outstanding - basic and diluted	3,814	3,803

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2018	2017

Cash flows from operating activities:
Net loss	$(3,256)	$(816)
Reconciliation of net loss to cash provided by operating activities:
Depreciation and amortization expense	2,877	2,996
Amortization of debt issuance costs	27	22
Impairment of property and equipment	3,261	-
Compensation costs - stock options	6	12
Deferred rental income	-	(50)
Provision for losses on accounts receivable	42	6
Gain from disposal of vehicle and equipment	(16)	-
Change in operating assets and liabilities, net of effect of acquisition:
Accounts receivable	(2,333)	868
Unbilled membership dues receivable	26	(11)
Inventories	30	(77)
Prepaid expenses	(106)	(50)
Other assets, net	26	2
Accounts payable	1,966	(1,557)
Accrued payroll and other compensation	133	55
Accrued income taxes	58	(22)
Other accrued taxes	20	(76)
Deferred membership dues revenue	161	2
Other liabilities and accrued expenses	135	(56)
Net cash provided by operating activities	3,057	1,248

Cash flows from investing activities:
Capital expenditures	(3,137)	(1,789)
Acquisition of Boardman Tennis Center Facility	(1,269)	-
Proceeds from disposal of vehicle and equipment	28	-
Net cash used in investing activities	(4,378)	(1,789)

Cash flows from financing activities:
Principal payments on term loan facility	(566)	(536)
Principal payments on capital lease obligations	(222)	(234)
Proceeds from exercise of employee stock options	171	-
Proceeds from issuance of common stock	-	-
Payments of debt issuance costs	(5)	(42)
Net cash used in financing activities	(622)	(812)

Decrease in cash, cash equivalents and restricted cash	(1,943)	(1,353)
Cash, cash equivalents and restricted cash at beginning of year	3,851	5,204
Cash, cash equivalents and restricted cash at end of year	$1,908	$3,851

Supplemental disclosure of cash flow information:

Significant non-cash operating and investing activities:
Capital expenditures included in accounts payable	$656	$32
Significant non-cash operating and financing activities:
Debt issuance costs included in accounts payable	$-	$2
Significant non-cash investing and financing activities:
Capital lease obligations incurred	$77	$739

Cash paid during the year for interest	$648	$677
Cash paid during the year for income taxes	$109	$144

For supplemental cash flow information regarding income taxes, see Note 10.

See accompanying notes to consolidated financial statements

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Shareholders’ Equity

(in thousands, except for share data)

	For the Years Ended December 31, 2018 and 2017

							Total
	Common Stock						Avalon	Non-controlling
	Shares		Amount		Paid-in	Accumulated	Shareholders'	Interest in
	Class A	Class B	Class A	Class B	Capital	Deficit	Equity	Subsidiary	Total

Balance at January 1, 2017	3,191,100	612,231	$32	$6	$58,953	$(20,250)	$38,741	$2,635	$41,376

Stock options - compensation costs	-	-	-	-	12	-	12	-	12

Net loss	-	-	-	-	-	(307)	(307)	(509)	(816)

Balance at December 31, 2017	3,191,100	612,231	32	6	58,965	(20,557)	38,446	2,126	40,572

Stock options - compensation costs	-	-	-	-	6	-	6	-	6

Exercise of employee stock options	72,000	-	1	-	170	-	171	-	171

Common stock issued	-	100	-	-	-	-	-	-	-

Conversion of common stock	547	(547)	-	-	-	-	-	-	-

Net loss	-	-	-	-	-	(1,144)	(1,144)	(2,112)	(3,256)

Balance at December 31, 2018	3,263,647	611,784	$33	$6	$59,141	$(21,701)	$37,479	$14	$37,493

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

Avalon provides waste management services to industrial, commercial, municipal and governmental customers in selected northeastern and midwestern U.S. markets, captive landfill management services and salt water injection well operations. In addition, Avalon owns Avalon Resorts and Clubs, Inc. (“ARCI”), which includes the operation and management of three golf courses and associated clubhouses, athletic and fitness centers, tennis courts, salon and spa services, dining and banquet facilities and a travel agency. ARCI also owns and operates a hotel and related resort amenities including dining, banquet and conference facilities, fitness center, indoor junior Olympic size swimming pool and tennis courts.

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

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents for purposes of the Consolidated Statements of Cash Flows and Consolidated Balance Sheets. Avalon maintains its cash balances in various financial institutions. These balances may, at times, exceed federal insured limits. Avalon has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk relating to its cash and cash equivalents (See Note 4).

Restricted Cash

Cash and cash equivalents that are restricted as to withdrawal or use under the terms of certain contractual agreements are recorded in restricted cash on the Consolidated Balance Sheets. Restricted cash of $0.5 million and $2.8 million at December 31, 2018 and 2017, respectively, consists of loan proceeds deposited into a project fund account to fund costs associated with the renovation and expansion of The Avalon Inn in accordance with the provisions of the loan and security agreement (See Notes 4 and 9).

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost of inventories is determined by the average cost method. If necessary, a provision for potentially obsolete or slow-moving inventory is made based on management’s analysis of inventory levels and future sales forecasts.

Avalon Holdings Corporation and Subsidiaries

Financial Instruments

The Company follows the guidance included in the Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, for its financial assets and liabilities. The fair value of financial instruments consisting of cash, cash equivalents, restricted cash, accounts receivable, and accounts payable at December 31, 2018 and 2017 approximates carrying value due to the relative short maturity of these financial instruments.

The fair value of the Company’s term loan approximates carrying value at December 31, 2018 and 2017, as neither the Company’s credit rating nor market credit conditions have changed substantially since the debt was refinanced in December 2016.

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

Debt Issuance Costs

Debt issuance costs are capitalized and amortized over the life of the related debt. Amortization of deferred financing costs is included in interest expense in the Consolidated Statements of Operations. Debt issuance costs incurred related to the loan and security agreement is presented in the Consolidated Balance Sheets as a direct deduction from the carrying amount of the debt. Debt issuance costs incurred related to the line of credit agreement is presented in the Consolidated Balance Sheets as “other current assets.”

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

Revenue Recognition

The Company recognizes revenue in accordance with FASB ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, Avalon identifies a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. Revenue is recognized when obligations under the terms of the contract with our customer are satisfied; generally this occurs with the transfer of control of the good or service to the customer. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring goods or providing services (See Note 5).

Avalon Holdings Corporation and Subsidiaries

Accounts Receivable

Receivables, net, include amounts billed and currently due from customers. The majority of Avalon’s accounts receivable is due from industrial and commercial customers. Credit is extended based on an evaluation of a customer’s financial condition and, generally, collateral is not required. The amounts due are stated at their net realizable value. The Company maintains an allowance for doubtful accounts to provide for the estimated amount of receivables that will not be collected. Customer accounts that are outstanding longer than the contractual payment terms are considered past due. Avalon determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, Avalon’s previous accounts receivable loss history, the customer’s current ability to pay its obligation to Avalon and the condition of the general economy and the industry as a whole. Avalon writes off accounts receivable when they become uncollectible. Payments subsequently received on such receivables are credited to the allowance for doubtful accounts, or to income, as appropriate under the circumstances (See Note 5).

Leases

Avalon applies the accounting rules for leases to categorize leases at their inception as either operating or capital leases depending on certain defined criteria. Leasehold improvements are capitalized at cost and are amortized over the lesser of their expected useful life or the life of the lease (See Notes 7 and 15).

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

As a result of a private placement offering, Avalon is not the majority owner of AWMS Holdings, LLC. At December 31, 2018 and 2017, respectively, Avalon owns approximately 47% of AWMS Holdings, LLC. In accordance ASC 810-10, due to the managerial control of AWMS Water Solutions, LLC, AWMS Holdings, LLC is a VIE, and the financial statements of AWMS Holdings, LLC and subsidiaries are included in Avalon’s consolidated financial statements. ASC 810-10 requires noncontrolling interests to be reported as a separate component of equity. The amount of net loss attributable to the noncontrolling interest is recorded in “net loss attributable to noncontrolling interest” in our Consolidated Statements of Operations (See Note 17).

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

Asset Retirement Obligation

Avalon recorded an estimated asset retirement obligation of $0.1 million at December 31, 2018 and 2017, respectively, to plug and abandon the two salt water injection wells based upon an estimate from an experienced and qualified third party.

Avalon Holdings Corporation and Subsidiaries

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

For the waste management services segment, in accordance with FASB ASC 360-10-35, Property, Plant and Equipment – Overall – Subsequent Measurement, Avalon assessed the recoverability of the carrying values of the salt water injection wells based on the Chief’s decision to suspend operations of the wells. In the fourth quarter of 2018, Avalon recorded a non-cash, pre-tax impairment charge of approximately $3.3 million representing the full carrying value of the Company’s salt water injection wells property and equipment. The conclusion was made in connection with the Company’s annual impairment testing and the overall uncertainty that the salt water injection wells will resume operations and generate future cash flows.

On November 21, 2018, AWMS Water Solutions, LLC, a wholly owned subsidiary of Avalon, received notice from the Supreme Court of Ohio that the court would not accept for review the Company’s appeal of the Ohio 10th District Court of Appeals decision on the Division of Oil and Gas Resources Management’s appeal of the Franklin County Court of Common Pleas February 21, 2017 entry allowing restart of the Company’s AWMS Water Solutions, LLC #2 salt water injection well (See Note 18).

Based on the Ohio Supreme Court’s decision not to accept the Company’s appeal for review and the economically unfeasible conditions required by the Division of Oil & Gas Resources Management to restart the well, management of Avalon and its Board of Directors concluded that the injection wells would not resume operations in the near future and that the carrying value of the salt water injection wells was not recoverable. The Company determined that any remaining salvage value on the associated assets was not significant based on market prices for similar assets.

The impairment charge is included in the operations related to the waste management service’s segment for the fiscal year ended December 31, 2018. No cash expenditures were recorded as a result of the impairment charge. The impairment charge did not affect Avalon’s compliance with debt covenants under its Term Loan or Line of Credit agreements.

For the golf and related operations segment, Avalon does not believe there was a triggering event in 2018 or 2017 as future cash flows have not changed significantly and asset values have remained relatively stable.

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

Basic and Diluted Net Income (Loss) per Share

Basic net income (loss) per share attributable to Avalon Holdings Corporation common shareholders is computed by dividing the net income (loss) by the weighted average number of common shares outstanding.

Diluted net income (loss) per share attributable to Avalon Holdings Corporation common shareholders is computed by dividing net income (loss) by the weighted average number of common shares outstanding plus any weighted common equivalent shares determined to be outstanding during the period using the treasury method. The weighted common equivalent shares included in the calculation are related to stock options granted by Avalon where the weighted average market price of Avalon’s common stock for the period presented is greater than the option exercise price of the stock option For periods in which Avalon is in a net loss position, the diluted per share amount reported is equal to the basic per share amount because such dilution would be considered anti-dilutive (See Note 8).

Avalon Holdings Corporation and Subsidiaries

Note 3. Recent Accounting Pronouncements

Adopted Accounting Standards

In May 2014, the FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). ASU 2014-09 clarifies the principles used to recognize revenue for all entities. ASU 2014-09 provides a unified five-step model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The new standard replaces most of the existing revenue recognition standards in U.S. GAAP. In addition, in March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies how to apply revenue recognition guidance related to whether an entity is a principal or an agent. On January 1, 2018, the Company adopted ASU 2014-09 and ASU 2016-08, and all related amendments using the modified retrospective method. The adoption did not result in an impact to the way the Company records revenue and as such did not result in period reclassifications to or from revenue or its associated costs. As a result of the adoption, the Company separately disclosed contract assets, in our Consolidated Balance Sheets at December 31, 2018 and 2017 and associated cash flows in our Consolidated Statements of Cash Flows for years ended December 31, 2018 and 2017. The Company does not expect the adoption to have a material impact on an ongoing basis (See Note 5).

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”), which is intended to reduce diversity in practice in how certain cash receipts and payments are presented and classified in the statement of cash flows. The standard provides guidance in a number of situations including, among others, settlement of zero-coupon bonds, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, and distributions received from equity method investees. ASU 2016-15 also provides guidance for classifying cash receipts and payments that have aspects of more than one class of cash flows. On January 1, 2018, the Company adopted ASU 2016-15. The adoption of this standard did not have an impact on Avalon’s financial position, results of operations or financial statement disclosures.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows: Restricted Cash (“ASU 2016-18”), which requires entities to include restricted cash and restricted cash equivalent balances with cash and cash equivalent balances in the statement of cash flows.  On January 1, 2018, the Company adopted ASU 2016-18. The adoption of ASU 2016-18 impacted the presentation of our Consolidated Statements of Cash Flows and resulted in additional disclosure in our Notes to Consolidated Financial Statements for the restricted cash related to the loan proceeds deposited into our project fund account that have not yet been utilized to fund the additional renovation and expansion of The Avalon Inn (See Note 4).

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU 2017-01”). The purpose of ASU 2017-01 is to change the definition of a business to assist entities with evaluating when a set of transferred assets and activities is a business. The Company adopted ASU 2017-01 on January 1, 2018. The acquisition of the Boardman Tennis Center facility, acquired in March 2018, was accounted for in accordance with ASU 2017-01 (See Note 19).

In March 2018, the FASB issued ASU 2018-05, Income Taxes (Topic 740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118 ("ASU 2018-05"). ASU 2018-05 adds the SEC guidance released on December 22, 2017 regarding the Tax Cuts and Jobs Act (the “Tax Act”) to the FASB Accounting Standards Codification. ASU 2018-05 provides additional guidance allowing companies to use a one year measurement period to account for the impacts of the Tax Act in their financial statements. The Company adopted ASU 2018-05 in March 2018. The Company has accounted for the impacts of the Tax Act, including the use of reasonable estimates where necessary.

Avalon Holdings Corporation and Subsidiaries

Accounting Standards Not Yet Adopted

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

The Company will adopt the standard on January 1, 2019. Avalon has completed its analysis and plans to record a ROU asset and related lease liability of approximately $1.7 million for its golf carts, machinery and equipment for the landfill operations, furniture and fixtures for The Avalon Inn and office copiers under operating leases. The Company is currently in the process of reviewing and drafting the financial statement disclosures for future filings in accordance with the requirements of the standard.

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

Note 4. Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents for purposes of the Consolidated Balance Sheets. Avalon maintains its cash balances in various financial institutions. These balances may, at times, exceed federal insured limits. Avalon has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk relating to its cash and cash equivalents.

Cash and cash equivalents that are restricted as to withdrawal or use under the terms of certain contractual agreements are recorded in restricted cash on the Consolidated Balance Sheets. Restricted cash consists of loan proceeds deposited into a project fund account to fund costs associated with the renovation and expansion of The Avalon Inn in accordance with the provisions of the loan and security agreement (See Note 9).

In the first quarter of 2018, in accordance with our Term Loan Agreement, the Company withdrew $1.5 million from the restricted cash account for reimbursement for capital expenditures incurred in 2017 related to The Avalon Inn funded with operating cash. The Company utilized approximately $1.3 million of those proceeds to fund the acquisition of The Boardman Tennis Center facility (See Note 19).

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the Consolidated Balance Sheets that sum to the total of the same such amounts shown in the Consolidated Statements of Cash Flows. Cash, cash equivalents and restricted cash consist of the following at December 31, 2018 and 2017 (in thousands):

	2018	2017
Cash and cash equivalents	$1,406	$1,025
Restricted cash	502	2,826
Cash, cash equivalents and restricted cash	$1,908	$3,851

Avalon Holdings Corporation and Subsidiaries

Note 5. Revenues

Adoption of ASC Topic 606, “Revenue from Contracts with Customers”

On January 1, 2018, Avalon adopted the new accounting standard FASB ASC 606, Revenue from Contracts with Customers (“ASC 606”), and all the related amendments using the modified retrospective method for all contracts. The comparative information has not been adjusted and continues to be reported under Topic 605. The Company's accounting policy has been updated to align with Topic 606, and no significant changes to revenue recognition have occurred as a result of the change. The adoption of ASC 606 did not result in an impact to the way the Company records revenue and as such did not result in period reclassifications to or from revenue or its associated costs. As a result of the adoption, the Company separately disclosed contract assets, further described below, in our Consolidated Balance Sheets at December 31, 2018 and 2017 and associated cash flows in our Consolidated Statements of Cash Flows for the years ended December 31, 2018 and 2017.

Revenue Recognition

The Company identifies a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. Revenue is recognized when obligations under the terms of the contract with our customer are satisfied; generally this occurs with the transfer of control of the good or service to the customer. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring goods or providing services. Sales and other taxes we collect concurrent with revenue-producing activities are excluded from revenue. The Company does not incur incremental costs to obtain contracts or costs to fulfill contracts that meet the criteria for capitalization. In addition, the Company does not have material significant payment terms as payment is received at or shortly after the point of sale.

Waste Management Services

Avalon’s waste management services provide hazardous and nonhazardous waste brokerage and management services, captive landfill management services and salt water injection well operations. Waste management services are provided to industrial, commercial, municipal and governmental customers primarily in selected northeastern and midwestern United States markets.

Avalon’s waste brokerage and management business assists customers with managing and disposing of wastes at approved treatment and disposal sites based upon a customer’s needs. Avalon provides a service to its customers whereby Avalon, arrange for, and accept responsibility for the removal, transportation and disposal of waste on behalf of the customer.

Avalon’s landfill management business provides technical and operational services to customers owning captive disposal facilities. A captive disposal facility only disposes of waste generated by the owner of such facility. The Company provides turnkey services, including daily operations, facilities management and management reporting for its customers. Currently, Avalon manages one captive disposal facility located in Ohio. The net operating revenues of the captive landfill operations are almost entirely dependent upon the volume of waste generated by the owner of the landfill for whom Avalon manages the facility.

Avalon is a minority owner with managerial control over two salt water injection wells and its associated facility. Operations of the salt water injection wells have been suspended in accordance with the Chief of the Division of Oil and Gas Resources Management order (See Note 18). Due to the suspension of the salt water injection wells, there were no operating revenues for the years ended December 31, 2018 and 2017.

For the years ended December 31, 2018 and 2017, the net operating revenues related to waste management services represented approximately 72% and 69%, respectively, of Avalon’s total consolidated net operating revenues. In 2018, no customer individually accounted for 10% or more of Avalon’s waste management services segment revenues. In 2017, one customer accounted for 12% of the waste management services segment’s net operating revenues to external customers and 9% of the consolidated net operating revenues.

For our waste management services contracts, the customer contracts with us to provide a series of distinct waste management services over time which integrates a set of tasks (i.e. removal, transportation and disposal of waste) into a single project. Avalon provides substantially the same service over time and the same method is used to measure the Company’s progress toward complete satisfaction of the performance obligation to transfer each distinct service in the series to the customer. The series of distinct waste management services, which are the same over time, meets the series provision criteria, and as such, the Company treats that series as a single performance obligation. The Company allocates the transaction price to the single performance obligation and recognizes revenue by applying a single measure of progress to that performance obligation. Avalon transfers control of the service over time and, therefore, satisfies the performance obligation and recognizes the revenue over time as the customer simultaneously receives and consumes the benefits provided by Avalon’s performance as we perform.

Avalon Holdings Corporation and Subsidiaries

In addition, as the promise to provide services qualifies as a series accounted for as a single performance obligation, the Company applied the practical expedient guidance that allows an entity that is recognizing revenue over time by using an output method to recognize revenue equal to the amount that the entity has the right to invoice if the invoiced amount corresponds directly to the value transferred to the customer. The Company applied the standard's practical expedient that permits the omission of disclosures relating to unsatisfied performance obligations as most of the Company’s waste management service contracts (i) have an original expected length of one year or less and (ii) the Company recognizes revenue at the amount to which the Company has the right to invoice for services performed. For contracts with terms that extend beyond a year, variability will be resolved over the remaining term. The nature of the variability is based on a fixed rate for invoices processed and/or tonnages of waste transported and disposed.

Avalon evaluated whether we are the principal (i.e. report revenues on a gross basis) or agent (i.e. report revenues on a net basis). Avalon reports waste management services on a gross basis, that is, amounts billed to our customers are recorded as revenues, and amounts paid to vendors for providing those services are recorded as operating costs. As principal, Avalon is primarily responsible for fulfilling the promise to provide the waste management service for the customer. Avalon accepts credit risk in the event of nonpayment by the customer and is obligated to pay vendors who provide the service regardless of whether the customer pays the Company. Avalon does have a level of discretion in establishing the pricing for its service.

Our payment terms vary by the type and location of our customer and the service offered. Avalon does not have any financing arrangements with its customers. The term between invoicing and when payment is due is not significant.

The Company assesses each contract amendment individually. Typically, amendments made to our contracts do not materially change the terms of the agreement or performance obligation of the Company. The Company accounts for such contract amendments as if it were part of the existing contract as the material terms contained in the contract do not change. In cases where Avalon views there is a material change in the terms of the agreement, the Company will reevaluate and determine if the contract should be viewed as an entirely new contract, replacement contract or a continuation of the existing contract.

Consideration promised in our waste management contracts do not typically include material variable amounts such as discounts, rebates, refunds, credits, price concessions, incentives, penalties or other such items, and, as such, no estimate is made by the Company for such items.

Golf and Related Operations

Avalon’s golf and related operations include the operation and management of three golf courses and associated clubhouses, recreation and fitness centers, tennis courts, salon and spa services, dining and banquet facilities and a travel agency. The golf and related operations also include the operation of a hotel and its related amenities including dining, banquet and conference facilities, fitness center, indoor junior Olympic size swimming pool and tennis courts. Revenues for the golf and related operations consists primarily of food beverage and merchandise sales, membership dues, greens fees and associated cart rentals, room rentals, fitness activities, salon and spa services. Due to adverse weather conditions, net operating revenues relating to the golf courses, which are located in northeast Ohio and Pennsylvania, were minimal during the first three months of 2018 and 2017.

For the years ended December 31, 2018 and 2017, the net operating revenues related to the golf and related operations represented approximately 28% and 31%, respectively, of Avalon’s total consolidated net operating revenues. In both 2018 and 2017, no customer individually accounted for 10% or more of Avalon’s golf and related operations segment revenues.

For Avalon’s golf and related operations, the Avalon Golf and Country Club offers membership packages for use of the country club facilities and its related amenities. Membership agreements are a one year noncancellable commitment and pricing varies based on the membership type selected by the customer. Based on the terms and conditions of the membership contract, resignations received within the membership period do not relieve the member of their annual commitment. Memberships automatically renew on the member’s anniversary date unless the member resigns for the upcoming membership period prior to the renewal date.

Avalon Holdings Corporation and Subsidiaries

Membership for the Avalon Golf and Country Club does not contain up-front initiation fees or require monthly minimum spending at the facilities. Annual membership dues do not cover the cost of food, beverage or any other ancillary paid services which are made available to the member nor do they typically provide for discounts on these goods or services. Members have no obligation to purchase or utilize any of these additional goods or services. Avalon is not required to provide such goods or services unless requested and paid for at the point of sale by the member.

Under the terms of the contract, Avalon will provide unlimited use and access to the country club facilities. Avalon’s performance obligation in the contract is the “stand ready obligation” to provide access to these facilities for the member for the entire membership term. Avalon providing the “stand ready obligation” for use of the facilities to the member over the entire term of the membership agreement represents a single performance obligation of which Avalon expects the member to receive and consume the benefits of its obligation throughout the membership term, and as such, the Company recognizes membership dues on a straight line basis over the term of the contract. The Company applied the standard's practical expedient that permits the omission of disclosures relating to unsatisfied performance obligations for contracts with an original expected length of one year or less as Avalon Golf and Country Club membership agreements are one year in length.

For our hotel operations, Avalon’s performance obligation is to provide lodging facilities. The separate components of providing these services (hotel room, toiletry items, housekeeping, and amenities) are not distinct within the context of the contract as they are all highly dependent and interrelated as part of the obligation to provide the lodging facility. Room sales are driven by a fixed fee charged to a hotel guest to stay at The Avalon Inn for an agreed upon period. The Company agrees to provide a room to the hotel guest for a specified time period for that agreed-upon rate. Our hotel room reservations are performance obligations satisfied over time as the hotel guest simultaneously receives and consumes the benefits provided by the hotel. For performance obligations satisfied over time, our hotel operations measure the progress toward complete satisfaction of the performance obligation and recognize revenue proportionately over the course of the customer’s stay.

For food, beverage, and merchandise sales, greens fees and associated cart rental, fitness activities, salon and spa services and other ancillary services, the transaction price is the set price charged by the Company for those goods or services. Upon purchase of the good or service, the Company transfers control of the good or service to the customer and the customer immediately consumes the benefits of the Company’s performance and, as such, we recognize revenue at the point of sale. Amounts paid in advance, such as deposits on overnight lodging or for banquet or conferences facilities, are recorded as a liability until the goods or services are provided to the customer (see Contract Liabilities below).

The following table presents our net operating revenues disaggregated by revenue source for the years ended December 31, 2018 and 2017 (in thousands). The comparative information for the year ended December 31, 2017 has not been adjusted and continues to be reported under the previous revenue standard. Sales and other taxes are excluded from revenues.

	2018	2017
Waste management and brokerage services	$42,232	$36,162
Captive landfill management operations	2,303	2,236
Total waste management services revenues	44,535	38,398
Food, beverage and merchandise sales	7,149	7,290
Membership dues revenue	5,160	5,165
Room rental revenue	2,259	2,017
Greens fees and cart rental revenue	1,541	1,541
Other revenue	1,590	1,437
Total golf and related operations revenue	17,699	17,450
Total net operating revenues	$62,234	$55,848

Avalon does not have operations located outside the United States and, accordingly, geographical revenue information is not presented.

Receivables, Net

Receivables, net, include amounts billed and currently due from customers. The amounts due are stated at their net realizable value. At December 31, 2018 and 2017, accounts receivable, net, related to our waste management services segment were approximately $11.2 million and $8.9 million, respectively. At December 31, 2018 two customers accounted for approximately 25% of the waste management services segment’s receivables and 23% of the consolidated receivables. At December 31, 2017, one customer accounted for approximately 16% of the waste management services segment’s receivables and 14% of the consolidated receivables. Accounts receivable, net, related to our golf and related operations segment were approximately $1.0 million at both December 31, 2018 and 2017. No one customer of the golf and related operations segment account for 10% of more of Avalon’s golf and related operations segment or consolidated net receivables.

Avalon Holdings Corporation and Subsidiaries

The Company maintains an allowance for doubtful accounts to provide for the estimated amount of receivables that will not be collected. Customer accounts that are outstanding longer than the contractual payment terms are considered past due. Avalon determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, Avalon’s previous accounts receivable loss history, the customer’s current ability to pay its obligation to Avalon and the condition of the general economy and the industry as a whole. Avalon writes off accounts receivable when they become uncollectible. Payments subsequently received on such receivables are credited to the allowance for doubtful accounts, or to income, as appropriate under the circumstances.

The following table presents changes in our allowance for doubtful accounts during the year ended at December 31, 2018 (in thousands):

		Provision	Write-offs
	Balance at	for Doubtful	less	Balance at
	Beginning of Period	Accounts	Recoveries	End of Period

Allowance for doubtful accounts	$237	$42	$(24)	$255

Contract Assets

Contract assets include unbilled membership dues receivables related to the Avalon Golf and Country Club for the customers membership commitment which are billed on a monthly basis over the course of the annual agreement. Such amounts are stated at their net realizable value. Contract assets related to unbilled membership dues are classified as current as revenue related to such agreements is recognized within the annual membership period. Unbilled membership receivables in our Consolidated Balance Sheets at both December 31, 2018 and 2017 were approximately $0.6 million.

The following table presents changes in our contract assets during the year ended December 31, 2018 (in thousands):

		Unbilled
	Balance at	Membership		Balance at
	Beginning of Period	Dues	Billings	End of Period
Contract Assets:
Unbilled membership dues receivable	$580	$1,670	$(1,696)	$554

Contract Liabilities

Contract liabilities include unrecognized or deferred revenues relating to membership dues and customer advance deposits. We record deferred revenue when cash payments are received in advance of satisfying our performance obligation. We classify deferred membership dues revenue as current based on the timing of when we expect to recognize revenue for the membership commitment based on the Company satisfying the stand ready performance obligation throughout the annual membership period. The unrecognized or deferred revenues related to membership dues in our Consolidated Balance Sheets at December 31, 2018 and 2017 were $2.9 million and $2.7 million, respectively. Customer advance deposits are recorded as a liability until the goods or services are provided to the customer. Generally, customer advances, and corresponding performance obligation are satisfied within 12 months of the date of receipt of advance payment. The unrecognized revenues related to customer advance deposits are recorded in “Other liabilities and accrued expenses” in our Consolidated Balance Sheets. At December 31, 2018 and 2017, customer advance deposits were approximately $0.5 million and $0.4 million, respectively.

Avalon Holdings Corporation and Subsidiaries

The following table presents changes in our contract liabilities during the year ended December 31, 2018 (in thousands):

	Balance at		Revenue	Balance at
	Beginning of Period	Billings	Recognized	End of Period
Contract Liabilities:
Deferred membership dues revenue	$2,718	$5,341	$(5,160)	$2,899
Customer advance deposits	$430	$1,507	$(1,484)	$453

Note 6. Property and Equipment

Property and equipment at December 31, 2018 and 2017 consists of the following (in thousands):

	2018	2017
Land and land improvements	$14,231	$14,318
Buildings and improvements	36,185	34,721
Machinery and equipment	4,508	9,151
Vehicles	455	467
Office furniture and fixtures	6,458	6,301
Construction in progress	2,569	294
	64,406	65,252
Less accumulated depreciation and amortization	(21,872)	(22,037)
Property and equipment, net	$42,534	$43,215

At December 31, 2018, the Company did not have any significant fixed contractual commitments for construction projects.

Note 7. Capital Leased Assets

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

The golf and related operations entered into leases for vehicles and golf course maintenance equipment that were determined to be capital leases. The amounts capitalized in the Consolidated Balance Sheets under the caption “Leased property under capital leases, net” relating to these assets were approximately $0.8 million at both December 30, 2018 and 2017.

In addition, during 2017, the captive landfill operations entered into a lease for a piece of equipment that was determined to be a capital lease. The amount capitalized in the Consolidated Balance Sheets under the caption “Leased property under capital leases, net” relating to this asset was approximately $0.1 million at December 31, 2018 and 2017.

Leased property under capital leases at December 31, 2018 and 2017 consists of the following (in thousands):

	2018	2017
Leased property under capital leases	$11,442	$11,361
Less accumulated amortization	(5,374)	(5,001)
Leased property under capital leases, net	$6,068	$6,360

Avalon Holdings Corporation and Subsidiaries

Note 8. Basic and Diluted Net Loss per Share

Basic net loss per share attributable to Avalon Holdings Corporation common shareholders for the years ended December 31, 2018 and 2017 is computed by dividing the net loss by the weighted average number of common shares outstanding, which was 3,813,796 for 2018 and 3,803,331 for 2017.

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

For the years ended December 31, 2018 and 2017, the diluted per share amounts reported are equal to the basic per share amounts because Avalon was in a net loss position and as a result, such dilution would be considered anti-dilutive. Assuming dilution, the weighted average number of common shares outstanding for the years ended December 31, 2018 and 2017 was 3,914,079 and 3,836,661, respectively.

The loss per share calculations for the years ended December 31, 2018 and 2017 are as follows (in thousands, except per share amounts):

	2018	2017
Net loss attributable to Avalon Holdings Corporation common shareholders	$(1,144)	$(307)

Shares used in computing basic loss per share	3,814	3,803
Potentially dilutive shares from stock options	-	-
Shares used in computing diluted loss per share	3,814	3,803

Loss per share attributable to Avalon Holdings Corporation common shareholders
Basic and diluted net loss per share	$(0.30)	$(0.08)

Note 9. Term Loan and Line of Credit Agreements

On December 20, 2016, Avalon and certain direct and indirect wholly owned subsidiaries entered into a loan and security agreement (the “Term Loan Agreement”) with Laurel Capital Corporation which provides for a $12.0 million term loan. At closing, $9.1 million of the proceeds were used to pay off amounts outstanding under the then existing line of credit agreement and associated accrued interest with Home Savings Bank, dated May 21, 2015, as amended, and pay related transaction costs associated with the Term Loan Agreement. The line of credit agreement with Home Savings Bank was terminated in conjunction with the repayment. Remaining proceeds of $2.9 million under the Term Loan Agreement were deposited in a project fund account to fund costs of renovating and expanding The Avalon Inn. At December 31, 2018 and 2017, the remaining proceeds of $0.5 million and $2.8 million, respectively, are presented in the Consolidated Balance Sheets as “Restricted cash.” On December 4, 2017 the Term Loan Agreement was amended to restate the definition of “Total Fixed Charges” utilized in the calculation of the “Fixed Charge Coverage Ratio.”

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

Avalon Holdings Corporation and Subsidiaries

Borrowings are secured by certain real property and related business assets as defined in the Term Loan Agreement. The Term Loan Agreement also contains certain financial and other covenants, customary representations, warranties and events of default. Avalon was in compliance with the Term Loan Agreement covenants at December 31, 2018 and 2017.

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

On May 31, 2018, Avalon entered into a new business loan agreement with Home Savings Bank, (the “Line of Credit Agreement”) which provides for a line of credit of up to $5.0 million maturing on May 31, 2020. Under the Line of Credit Agreement, borrowings in excess of $1.0 million are subject to a borrowing base which is calculated based off a specific level of eligible accounts receivable of the waste management business as defined in the agreement. The existing line of credit agreement with Home Savings Bank, dated December 20, 2016, as amended, which was entered into concurrently with the Term Loan Agreement, was terminated in conjunction with the new Line of Credit Agreement. No amounts were outstanding under the existing line of credit agreement at termination.

No amounts were drawn under the Line of Credit Agreement at December 31, 2018 and 2017. Outstanding borrowings under the Line of Credit Agreement bear interest at Prime Rate plus .25%. At December 31, 2018, the interest rate on the Line of Credit Agreement was 5.50%.

Borrowings under the Line of Credit Agreement are secured by certain business assets of the Company including accounts receivable, inventory and equipment. The Line of Credit Agreement also contains certain financial and other covenants, customary representations, warranties and events of default. Avalon was in compliance with the line of credit agreements covenants at December 31, 2018 and 2017.

During the years ended December 31, 2018 and 2017, the weighted average interest rate on outstanding borrowings was 5.35%.

Obligations under the Company’s debt agreements at December 31, 2018 and 2017 consist of the following (in thousands):

	2018
	Gross Amount	Debt Issuance Costs	Net Amount
Term loan agreement	$10,898	$(153)	$10,745
Less current portion	597	(19)	578
Long-term debt	$10,301	$(134)	$10,167

	2017
	Gross Amount	Debt Issuance Costs	Net Amount
Term loan agreement	$11,464	$(172)	$11,292
Less current portion	566	(19)	547
Long-term debt	$10,898	$(153)	$10,745

At December 31, 2018, future maturities of long-term debt are as follows (in thousands):

2019	$597
2020	629
2021	664
2022	700
2023	739
Thereafter	7,569
Total	$10,898

Avalon Holdings Corporation and Subsidiaries

Note 10. Income Taxes

Loss before income taxes for each of the two years in the period ended December 31, 2018 was subject to taxation under United States jurisdictions only. The provision for income taxes consists of the following (in thousands):

	2018	2017
Current:
Federal	$(2)	$(2)
State	169	124
Total current income taxes	167	122
Deferred:
Federal	-	-
State	-	-
Total deferred income taxes	-	-
Total provision for income taxes	$167	$122

On December 22, 2017, legislation commonly known as the Tax Act was signed into law. The Tax Act changes existing U.S. tax law and includes numerous provisions that will affect Avalon, including our income tax accounting, disclosure and tax compliance. The most impactful changes within the Tax Act are those that will reduce the U.S. corporate tax rates, business-related exclusions and deductions and credits. ASC 740, “Income Taxes,” requires the effects of changes in tax rates and laws on deferred tax balances to be recognized in the period in which the legislation is enacted. To the extent that a company’s accounting for certain income tax effects of the Tax Act is incomplete but for which they are able to determine a reasonable estimate, the company must record a provisional amount in the financial statements. Consequently, as of the date of enactment, and during the year ended December 31, 2018, Avalon valued all deferred tax assets and liabilities at the newly enacted Corporate U.S income tax rate. Avalon has a full valuation allowance on its federal deferred tax assets.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2018 and 2017 are as follows (in thousands):

	2018	2017
Deferred tax assets:
Accounts receivable, allowance for doubtful accounts	$65	$60
Reserves not deductible until paid	133	187
Net operating loss carryforwards
Federal	1,737	1,794
State	704	556
Federal tax credit	556	476
Other	162	-
Gross deferred tax assets	3,357	3,073
Less valuation allowance	(1,881)	(1,313)
Deferred tax assets net of valuation allowance	$1,476	$1,760

Deferred tax liabilities:
Property and equipment	$(1,438)	$(1,582)
Other	(30)	(170)
Gross deferred tax liabilities	$(1,468)	$(1,752)
Net deferred tax asset	$8	$8

The $1,468,000 of deferred tax liabilities will reverse in the same period and jurisdiction and is of the same character as the temporary differences giving rise to the $1,476,000 of deferred tax assets. Avalon has not provided a valuation allowance on the amount of deferred tax assets that it estimates will be utilized. If future taxable income is less than the amount that has been assumed in assessing the recoverability of the deferred tax assets, then an increase in the valuation allowance will be required, with a corresponding increase to income tax expense. Likewise, should Avalon ascertain in the future that it is more likely than not that deferred tax assets will be realized in excess of the net deferred tax assets, all or a portion of the $1,881,000 valuation allowance as of December 31, 2018, would be reversed as a benefit to the provision for income taxes in the period such determination was made.

Avalon Holdings Corporation and Subsidiaries

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to loss before income taxes as a result of the following differences (in thousands):

	2018	2017
Loss before income taxes	$(3,089)	$(694)
Less net loss attributable to non-controlling interest in subsidiary	(2,112)	(509)
Loss before income taxes attributable to
Avalon Holdings Corporation common shareholders	(977)	(185)
Federal statutory rate	21%	35%
Computed Federal provision (benefit) for income taxes	(205)	(65)
State income taxes, net of federal income tax benefits	135	81
Change in valuation allowance	412	(140)
Increase in available federal tax credit	(80)	(78)
Other nondeductible expenses	34	42
Decrease (increase) in net operating loss carryforward:
State	(148)	(19)
Federal	4	(4)
Deferred tax rate change	-	262
Other, net	15	43
Total provision for income taxes	$167	$122

Avalon is subject to income taxes in the U.S. federal and various states jurisdictions. With few exceptions, Avalon is no longer subject to U.S. federal, state and local income tax examinations by taxing authorities for the years before 2014. Avalon recognizes any interest and penalty assessed by taxing authorities as a component of interest expense and other expense, respectively. There were no accruals for the payment of interest and penalties for 2018 and 2017.

Avalon made net income tax payments of approximately $109,000 and $144,000 in 2018 and 2017, respectively. At December 31, 2018, Avalon has taxable loss carryforwards for federal income tax purposes aggregating approximately $8,230,000 which are available to offset future federal taxable income. These carryforwards expire in 2022 through 2038. In addition, at December 31, 2018, certain subsidiaries of Avalon have net operating loss carryforwards for state purposes of approximately $8,918,000 which are available to offset future state taxable income. These carryforwards expire at various dates through 2038. A valuation allowance has been provided because it is more likely than not that the deferred tax assets relating to certain of the federal and state loss carryforwards will not be realized.

Note 11. Retirement Benefits

Avalon sponsors a defined contribution profit sharing plan that is a qualified tax deferred benefit plan under Section 401(k) of the Internal Revenue Code (the “Plan”). Substantially all employees are eligible to participate in the Plan. The Plan provides for employer discretionary cash contributions as determined by Avalon’s Board of Directors. Discretionary contributions vest on a graduated basis and become 100% vested after five years of service. Plan participants may also contribute a portion of their annual compensation to the Plan, subject to maximums imposed by the Internal Revenue Code and related regulations. The Board decided not to make a discretionary employer contribution for 2018 or 2017.

Note 12. Long-Term Incentive Plan

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

The purpose of the Avalon Holdings Corporation 2009 Long-term Incentive Plan (the “Plan”) is (a) to improve individual employee performance by providing long-term incentives and rewards to employees of Avalon, (b) to assist Avalon in attracting, retaining and motivating employees and non-employee directors with experience and ability, and (c) to associate the interests of such employees and directors with those of the Avalon shareholders. Under the Plan, 1,300,000 shares have been reserved for the issuance of stock options of which 688,000 options were outstanding at December 31, 2018. In November 2018, 72,000 of the options granted were exercised.

The stock options, vest ratably over a five year period and have a contractual term of ten years from the date of grant. At the end of each contractual vesting period, the share price of the Avalon common stock, traded on a public stock exchange (NYSE Amex), must reach a predetermined price within three years following such contractual vesting period before the stock options are exercisable (See table below). If the Avalon common stock price does not reach the predetermined price, the stock options will either be cancelled or the period will be extended at the discretion of the Board of Directors. In 2018 and 2017, the Board of Directors extended the period of time for certain vested options that were not exercisable due to those options not meeting the predetermined stock price within the three years following the contractual vesting period.

The grant-date fair values of the stock option awards were estimated using the Monte Carlo Simulation. The Monte Carlo Simulation was selected to determine the fair value because it incorporates six minimum considerations; 1) the exercise price of the option, 2) the expected term of the option, taking into account both the contractual term of the option, the effects of employees’ expected exercise and post-vesting employment termination behavior, as well as the possibility of change in control events during the contractual term of the option agreements, 3) the current fair value of the underlying equity, 4) the expected volatility of the value of the underlying share for the expected term of the option, 5) the expected dividends on the underlying share for the expected term of the option and 6) the risk-free interest rate(s) for the expected term of the option.

The grant date fair value of the underlying equity was determined to be equal to Avalon’s publicly traded stock price as of the grant dates times the sum of the Class A and Class B common shares outstanding.

The expected term, or time until the option is exercised, is typically based on historical exercising behavior of previous option holders of a company’s stock.  Due to the fact that the Company has had no historical exercising activity, prior to 2018, the simplified method was applied.  Because of the nature of the vesting described above, the options are separated into five blocks, with each block having its own vesting period and expected term.

For stock option awards, the expected volatility was based on the observed historical volatility of Avalon common stock. There were no expected dividends and the risk-free interest rate was based on yield data for U. S. Treasury securities over a period consistent with the expected term.

Avalon Holdings Corporation and Subsidiaries

The following table is a summary of the stock option activity during 2018 and 2017:

		Weighted	Weighted
	Number of	Average	Average	Aggregate
	Options	Exercise	Fair Value at	Intrinsic
	Granted	Price	Grant Date	Value
Outstanding at January 1, 2017	760,000	$2.51	$1.00
Options granted	-	-	-
Options exercised	-	-	-
Options cancelled or forfeited	-	-	-
Outstanding at December 31, 2017	760,000	2.51	1.00
Options granted	-	-	-
Options exercised	(72,000)	2.37	0.92
Options cancelled or forfeited	-	-	-
Outstanding at December 31, 2018	688,000	$2.52	$1.00	$89,760
Options Vested	634,000	$2.58	$1.05	$45,480
Exercisable at December 31, 2018	634,000	$2.58	$1.05	$45,480

The stock options vest and become exercisable based upon achieving two critical metrics as follows:

1)	Contract Vesting Term: The stock options vest ratably over a five year period.
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

In 2018, the predetermined stock price was reached for exercising all vested options that have previously met the time vesting requirement.

The total intrinsic value of the 72,000 options exercised during the year ended December 31, 2018 was $154,000.

Compensation costs were approximately $6,000 and $12,000 for the years ended December 31, 2018 and 2017, respectively, based upon the estimated grant date fair value calculations. As of December 31, 2018, there was approximately $23,000 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 5.42 years.

Avalon Holdings Corporation and Subsidiaries

Note 13. Shareholders’ Equity

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

Note 14. Legal Matters

In the ordinary course of conducting its business, Avalon becomes involved in lawsuits, administrative proceedings and governmental investigations, including those related to environmental matters. Some of these proceedings may result in fines, penalties or judgments being assessed against Avalon which, from time to time, may have an impact on its business and financial condition. Although the outcome of such lawsuits or other proceedings cannot be predicted with certainty, Avalon does not believe that any uninsured ultimate liabilities, fines or penalties resulting from such pending proceedings, individually or in the aggregate, would have a material adverse effect on its liquidity, financial position or results of operations (See Note 18).

In August 2018, Avalon filed a complaint in the United States District Court for the Southern District of New York against Guy Gentile and MintBroker International, Ltd (collectively “MintBroker”). The complaint seeks to recover from MintBroker all short-swing trading profits realized through its purchases and subsequent sales of the Avalon Class A Common Stock during the six month period ending on or about August 1, 2018, in accordance with Section 16(b) of the Securities Exchange Act of 1934, as amended, based on MintBroker’s Schedule 13(d), Form 3 and Form 4 filings made with the Securities and Exchange Commission. To date, a court date has not been scheduled.

Note 15. Lease Commitments

Avalon leases golf carts, machinery and equipment, furniture and fixtures, and copiers under operating leases. Under capital leases, Avalon leases a vehicle, equipment and land and land improvements. Future commitments under long-term, operating leases and capital leases at December 31, 2018 are as follows (in thousands):

	Capital	Operating	Total
2019	$277	$563	$840
2020	277	483	760
2021	229	419	648
2022	32	277	309
2023	21	113	134
Thereafter	435	-	435
Total minimum lease payments	1,271	$1,855	$3,126
Less: amounts representing interest	347
Present value of minimum lease payments	924
Less: current portion of obligations under capital leases	236
Long-term portion of obligations under capital leases	$688

Avalon Holdings Corporation and Subsidiaries

Rental expense included in the Consolidated Statements of Operations amounted to approximately $0.6 million in 2018 and $0.5 million in 2017.

Note 16. Business Segment Information

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

Avalon’s golf and related operations segment consists of three golf courses and associated clubhouses which provide dining and banquet facilities, a hotel which provides lodging, dining, banquet and conference facilities, a multipurpose recreation center and a travel agency. Revenue for the golf and related operations segment consists primarily of membership dues, greens fees, cart rentals, room rentals, merchandise sales, tennis and fitness activities, salon and spa services and food and beverage sales.

Avalon does not have significant operations located outside the United States and, accordingly, geographical segment information is not presented. In 2018, no customer individually accounted for 10% or more of Avalon’s business segment or consolidated net operating revenues. In 2017, one customer accounted for 12% of the waste management services segment’s net operating revenues to external customers and 9% of the consolidated net operating revenues.

The accounting policies of the segments are consistent with those described for the consolidated financial statements in the summary of significant accounting policies (See Note 2). Avalon measures segment profit for internal reporting purposes as income (loss) before taxes.

Business segment information including the reconciliation of segment income (loss) to consolidated loss before taxes is as follows (in thousands):

	2018	2017
Net operating revenues from:
Waste management services:
External customer revenues	$44,535	$38,398
Intersegment revenues	-	-
Total waste management services	44,535	38,398

Golf and related operations:
External customer revenues	17,699	17,450
Intersegment revenues	60	67
Total golf and related operations	17,759	17,517

Segment operating revenues	62,294	55,915
Intersegment eliminations	(60)	(67)
Total net operating revenues	$62,234	$55,848

Avalon Holdings Corporation and Subsidiaries

	2018	2017
Income (loss) before income taxes:
Waste management services	$661	$2,671
Golf and related operations	(4)	294
Segment income (loss) before taxes	657	2,965
Corporate interest expense	(626)	(650)
Corporate other income (expense), net	19	(7)
General corporate expenses	(3,139)	(3,002)
Loss before income taxes	$(3,089)	$(694)

Depreciation and amortization expense:
Waste management services	$541	$631
Golf and related operations	2,200	2,204
Corporate	136	161
Total depreciation and amortization expense	$2,877	$2,996

Interest expense:
Waste management services	$4	$1
Golf and related operations	45	48
Corporate	626	650
Total interest expense	$675	$699

Impairment of property and equipment
Waste management services	$3,261	$-
Golf and related operations	-	-
Corporate	-	-
Total interest expense	$3,261	$-

Capital expenditures:
Waste management services	$64	$115
Golf and related operations	3,771	2,417
Corporate	35	28
Total capital expenditures	$3,870	$2,560

Total assets:
Waste management services	$27,383	$26,449
Golf and related operations	48,074	45,188
Corporate	47,394	49,549
Subtotal	122,851	121,186
Elimination of intersegment receivables	(58,082)	(55,808)
Total assets	$64,769	$65,378

In comparing the total assets at December 31, 2018 with those at December 31, 2017, the increase in total assets of the waste management services segment of $0.9 million is a result of an increase in accounts receivable and intersegment transactions, which are eliminated in consolidation, offset by the lower net book value of property and equipment as a result of current year depreciation and the impairment charge of approximately $3.3 million recorded on the salt water injection wells. The increase in total assets of the golf and related operations segment of $2.9 million is primarily due to the acquisition of the Boardman Tennis Center facility and capital expenditures related to the expansion of The Avalon Inn, partially offset by current year depreciation on property and equipment. The decrease in corporate total assets of $2.2 million is primarily due to a decrease in restricted cash that was released from restriction and subsequently utilized to fund the acquisition of the Boardman Tennis Center facility and, to a lesser extent, a decrease in intersegment transactions, which are eliminated in consolidation, partially offset by an increase in operating cash and cash equivalents.

Avalon Holdings Corporation and Subsidiaries

Note 17. Certain Relationships and Related Transactions

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

As a result of a private placement offering, Avalon is not the majority owner of AWMS Holdings, LLC. At December 31, 2018 and 2017, respectively, Avalon owns approximately 47% of AWMS Holdings, LLC. In accordance ASC 810-10, due to the managerial control of AWMS Water Solutions, LLC, AWMS Holdings, LLC is a VIE, and the financial statements of AWMS Holdings, LLC and subsidiaries are included in Avalon’s consolidated financial statements. ASC 810-10 requires noncontrolling interests to be reported as a separate component of equity. The amount of net loss attributable to the noncontrolling interest is recorded in “net loss attributable to noncontrolling interest” in our Consolidated Statements of Operations.

Note 18. Injection Wells Suspension

As a result of a seismic event with a magnitude of 2.1 occurring on August 31, 2014, the Chief of the Division of Oil and Gas Resources Management (“Chief” or “Division”) issued Orders on September 3, 2014 to immediately suspend all operations of Avalon’s two saltwater injection wells until the Division could further evaluate the wells. The Orders were based on the findings that the two saltwater injection wells were located in close proximity to an area of known seismic activity and that the saltwater injection wells pose a risk of increasing or creating seismic activity.

On September 5, 2014, Avalon submitted the information required by the Chief’s Order in regards to its AWMS #1 injection well, and the Chief lifted the suspension for that well on September 18, 2014. On September 19, 2014, Avalon submitted information and a written plan required by the Chief’s Order proposing the establishment of certain operations and management controls on injections for the AWMS #2 injection well. To date, the Division has not responded to that plan despite Avalon’s request for feedback.

On October 2, 2014, Avalon filed an appeal with the Ohio Oil and Gas Commission (the “Commission”) disputing the basis for suspending operations of AWMS #2 and also the authority of the Chief to immediately suspend such operations. On March 11, 2015, an appeal hearing was held. The Chief stated during the hearing that the suspension order is temporary, and he expects that AWMS #2 will be allowed to resume operations once the state’s final policymaking is complete.

On August 12, 2015, the Commission upheld the temporary suspension of injection operations of AWMS #2 stating that the temporary suspension would allow the Chief more time to fully evaluate the facts in anticipation of the Division’s implementation of a comprehensive regulatory plan that will specifically address injection-induced seismicity.

Avalon appealed that decision to the Franklin County Court of Common Pleas (the “Court”), and on November 1, 2016 an appeal hearing was held in that Court. On December 23, 2016, the Court issued its Decision and Order in Avalon’s favor, and vacated the Commission’s decision. The Court found that the Division’s suspension and refusal to work with the Company over the 26 month period was arbitrary and not in accordance with reason.  Subsequent to the ruling, and in accordance with the Court’s Decision and Order, both Avalon and the Division submitted their proposed restart plans to the Court. Avalon’s plan sets forth both the initial volumes and pressures and increases in volume and pressure while continuously monitoring seismicity and addressing the concerns of public health and safety.

Avalon Holdings Corporation and Subsidiaries

On February 21, 2017, the Court issued its Final Decision and Order. The Court’s Final Decision and Order set forth conditions for restarting the AWMS #2 salt water injection well in accordance with the proposed restart plans filed by Avalon with minor revisions. On February 22, 2017, the Division appealed the Final Decision and Order and filed a Motion to Stay the Court Order. The Motion to Stay was granted by the Ohio 10th District Court of Appeals on March 21, 2017.

On September 14, 2017, an appeal hearing was held in the Ohio 10th District Court of Appeals and only July 31, 2018 a decision was issued on the appeal. The decision reinstated the previous Ohio Oil and Gas Commission decision in this matter.

On September 12, 2018, the Company appealed the Ohio 10th District Court of Appeals decision to the Supreme Court of Ohio. On November 21, 2018, Avalon, received notice from the Supreme Court of Ohio that the court would not accept for review the Company’s appeal of the Ohio 10th District Court of Appeals decision on the Division of Oil and Gas Resources Management’s appeal of the Franklin County Court of Common Pleas February 21, 2017 entry allowing restart of the Company’s AWMS Water Solutions, LLC #2 salt water injection well.

Based on the Supreme Court of Ohio’s decision not to accept the Company’s appeal for review and the economically unfeasible conditions required by the Division of Oil & Gas Resources Management proposed restart plan, management of Avalon and its Board of Directors concluded that the injection wells would not resume operations in the near future and that the carrying value of the salt water injection wells was not recoverable. In the fourth quarter of 2018, the Company recorded an impairment charge of approximately $3.3 million, the full carrying value of the Company’s salt water injection wells (See Note 2).

There can be no guarantee that the salt water injection wells will resume operations, but the Company will continue to pursue all available avenues to allow the restart of the Company’s salt water injection well under reasonable conditions. Currently, there is no implemented state-wide policy on induced seismicity and the ODNR has refused to communicate with the Company regarding the status and requirements of any policymaking. The operations of Company’s injection wells will remain suspended until that time.

In addition, on August 26, 2016, Avalon filed a complaint in the 11th Appellate District Court in Trumbull County, Ohio for a Peremptory Writ of Mandamus to compel the Director of the Ohio Department of Natural Resources (“ODNR”) to initiate appropriations procedures to determine damages from the illegal regulatory taking of the Company’s property, or issue an alternative remedy at law. The Company believes that the actions, and lack of responsible actions, by the ODNR is a clear violation of the Company’s property rights and a violation of the Fifth and Fourteenth Amendments to the U.S. Constitution; Article I, Section 19 of the Ohio Constitution; and Ohio Revised Code Chapter 163.

The hearing was originally scheduled to commence on June 25, 2018 but on June 8, 2018, the 11th Appellate District Court in Trumbull County, Ohio issued a motion to stay all further proceedings in the writ of mandamus action until a ruling was made on the suspension order by the Ohio 10th District Court of Appeals. On September 17, 2018, the Company filed a motion to lift the stay in the proceeding based on the Ohio 10th District Court of Appeals ruling. On January 29, 2019, the 11th Appellate District Court in Trumbull County, Ohio lifted the stay. To date, the hearing date has not been rescheduled. The Company intends to vigorously pursue the complaint and obtain due process and fair compensation.

Note 19. Asset Acquisition

On March 7, 2018, Avalon, through a newly created subsidiary, Avalon Mahoning Sports Center, Inc., completed the acquisition of the Boardman Tennis Center facility in Boardman, Ohio for approximately $1.3 million in cash. In accordance with our Term Loan Agreement, the Company withdrew funds from the restricted cash account for reimbursement for capital expenditures incurred in 2017 related to The Avalon Inn that were paid with operating cash to fund the acquisition of the Boardman Tennis Center facility. Subsequent to the acquisition, the Boardman Tennis Center facility was renamed the Avalon Athletic Club at Boardman. The primary assets of the Avalon Athletic Club at Boardman include the acquired real property consisting of the building and associated land.

The Avalon Athletic Club at Boardman is currently in operation. The operating results are included in the Company’s Consolidated Statements of Operations and within Avalon’s golf and related operations segment from the date of acquisition. The net operating revenues and results of operations related to the Avalon Athletic Club at Boardman from the period of acquisition are not significant and, accordingly, are not provided.

Avalon Holdings Corporation and Subsidiaries

In the third quarter of 2018, the Company began renovating the facility. The renovations include the conversion of the facility into a multipurpose recreation center including indoor tennis, basketball, volleyball and pickleball courts and a fitness area. The facilities interior renovations were completed in the first quarter of 2019.

The acquisition of the facility and its associated subsequent renovation is consistent with the Company’s athletics and fitness business strategy. Members of the Avalon Golf and Country Club have access to the facility and all the athletic and fitness related activities offered by the Avalon Athletic Club at Boardman. In addition, hotel guests at The Avalon Inn can utilize the facility during their stay. The Avalon Athletic Club at Boardman earns revenue through membership fees, athletic and fitness related activities.

The Company accounted for the acquisition of the Avalon Athletic Club at Boardman in accordance with ASU 2017-01. In accordance with ASU 2017-01, the Company evaluated whether to account for the transaction as either a business or asset acquisition. The Company determined that all of the fair value of the gross assets acquired was concentrated in the Boardman Tennis Center building and associated land. In accordance with the guidance, assets that are attached to each other, such as land and a building residing on the land which cannot be physically removed and used separately from each other without incurring significant cost are considered to be a single identifiable asset. In accordance with ASU 2017-01, the Company accounted for the transaction as an asset acquisition as all of the value of the gross assets acquired resides in that single asset.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the transaction date (in thousands):

Assets acquired:
Building and land	$1,302
Total assets acquired:	1,302
Liabilities assumed:
Accrued liabilities	33
Total liabilities assumed	33
Total consideration	$1,269

Avalon Holdings Corporation and Subsidiaries

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Avalon Holdings Corporation

Warren, Ohio

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Avalon Holdings Corporation (the “Company”) and subsidiaries as of December 31, 2018 and 2017, the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2018, and the related notes and schedule listed in the accompanying index (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries at December 31, 2018 and 2017, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

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

March 14, 2019

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

With our participation, an evaluation of the effectiveness of our internal control over financial reporting was conducted as of December 31, 2018, based upon the framework and criteria established in Internal Control – Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2018.

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

March 14, 2019

Avalon Holdings Corporation and Subsidiaries

Company Location Directory

Corporate Office

Avalon Holdings Corporation

One American Way

Warren, Ohio 44484-5555

(330) 856-8800

Waste Management

Services

American Waste Management
Services, Inc.

One American Way

Warren, Ohio 44484-5555

(330) 856-8800

American Landfill

Management, Inc.

One American Way

Warren, Ohio 44484-5555

(330) 856-8800

American Construction Supply, Inc.

One American Way

Warren, Ohio 44484-5555

(330) 856-8800

American Water Solutions, LLC

One American Way

Warren, Ohio 44484-5555

(330) 856-8800

AWMS Holdings, LLC

One American Way

Warren, Ohio 44484-5555

(330) 856-8800

AWMS Rt. 169, LLC

One American Way

Warren, Ohio 44484-5555

(330) 856-8800

Golf and Related

Operations

Avalon Resorts and Clubs, Inc.

One American Way

Warren, Ohio 44484-5555

(330) 856-8898

Avalon Clubs, Inc.

One American Way

Warren, Ohio 44484-5555

(330) 856-8898

Avalon Resorts, Inc.

One American Way

Warren, Ohio 44484-5555

(330) 856-8898

Avalon Golf and Country Club

One American Way

Warren, Ohio 44484-5555

(330) 856-8898

Avalon Lakes Golf Course

One American Way

Warren, Ohio 44484-5555

(330) 856-8898

Squaw Creek Golf Course

761 Youngstown-Kingsville Road

Vienna, Ohio 44473

(330) 539-5103

Avalon Country Club at Sharon, Inc.

1030 Forker Blvd.

Hermitage, PA 16148-1566

(724) 981-6700

The Avalon Resort and Spa LLC

9519 East Market Street

Warren, OH 44484-5555

(330) 856-1900

Avalon Travel, Inc.

One American Way

Warren, Ohio 44484-5555

(330) 856-8400

Avalon Mahoning Sports Center, Inc.

One American Way

Warren, Ohio 44484-5555

(330) 856-8898

Avalon Cigar Shop, Inc.

One American Way

Warren, Ohio 44484-5555

(330) 856-8898

Avalon Holdings Corporation and Subsidiaries

Directors and Officers

Directors Ronald E. Klingle Chairman of the Board and Chief Executive Officer Executive Committee (Chairman) Compensation Committee	Officers Ronald E. Klingle Chairman of the Board and Chief Executive Officer Bryan P. Saksa Chief Financial Officer, Treasurer and Secretary

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

Executive Committee

Option Plan Committee

Frances R. Klingle Chief Administrative Officer Clifford P. Davis Chief Technology Officer Richard R. Fees Controller

Avalon Holdings Corporation and Subsidiaries

Shareholder Information

Common stock information

Avalon’s Class A Common Stock is listed on the NYSE Amex (symbol: AWX). Quarterly stock information for 2018 and 2017 as reported by The Wall Street Journal is as follows:

2018:
Quarter Ended	High	Low	Close
March 31	$2.51	$1.93	$2.20
June 30	3.64	2.06	2.16
September 30	20.20	2.16	3.72
December 31	4.95	2.50	2.65

2017:
Quarter Ended	High	Low	Close
March 31	$3.37	$2.12	$2.38
June 30	2.97	1.91	2.43
September 30	2.62	1.83	2.00
December 31	2.23	1.92	2.00

No dividends were paid during 2018 or 2017.

There are 294 Class A and 9 Class B Common Stock shareholders of record as of the close of business March 1, 2019. The number of holders is based upon the actual holders registered on the records of Avalon’s transfer agent and registrar and does not include holders of shares in “street names” or persons, partnerships, associations, corporations or other entities identified in security position listings maintained by depository trust companies.

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

Transfer agent and registrar

The transfer agent and registrar for Avalon is Broadridge Corporate Issuer Solutions, Inc. Regular mail correspondence should be sent to P.O. Box 1342, Brentwood, NY 11717 and overnight correspondence to ATTN: IWS, 1155 Long Island Avenue, Edgewood, NY 11717.

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