Form 10-K, Exhibit 13
period 2019-12-31
AVALON HOLDINGS CORP
filed 2020-03-12
CIK 1061069

Exhibit 13.1

Financial Highlights

(in thousands, except for per share amounts)

For the year	2019	2018

Net operating revenues	$68,357	$62,234
Loss before income taxes	(375)	(3,089)
Net loss attributable to
Avalon Holdings Corporation common shareholders	(455)	(1,144)
Net loss per share attributable to
Avalon Holdings Corporation common shareholders	(0.12)	(0.30)

At year-end	2019	2018

Working capital deficit	$(3,412)	$(691)
Total assets	79,164	64,769
Avalon Holdings Corporation Shareholders' Equity	37,030	37,479

The Company

Avalon Holdings Corporation provides waste management services to industrial, commercial, municipal and governmental customers in selected northeastern and midwestern U.S. markets, captive landfill management services and salt water injection well operations. Avalon Holdings Corporation also owns Avalon Resorts and Clubs Inc., which includes the operation of a hotel and its associated resort amenities, four golf courses and related country clubs and a multipurpose recreation center.

Contents

Financial Highlights	1

Management’s Discussion and Analysis of Financial Condition and Results of Operations	3

Consolidated Balance Sheets	17

Consolidated Statements of Operations	18

Consolidated Statements of Cash Flows	19

Consolidated Statements of Shareholders’ Equity	20

Notes to Consolidated Financial Statements	21

Reports of Independent Registered Public Accounting Firms	48

Management’s Annual Report on Internal Controls over Financial Reporting	50

Company Location Directory	51

Directors and Officers	52

Shareholder Information	53

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

Liquidity and Capital Resources

For the year ended December 31, 2019, Avalon utilized existing cash and cash provided by operations to meet operating needs, make required monthly payments on our term loan facilities and to fund capital expenditures which included the renovation of the Avalon Athletic Club at Boardman and the continued renovation and expansion of The Grand Resort (formerly The Avalon Inn) as further described below. In the third quarter of 2019, The Avalon Inn, which includes the hotel and related resort amenities was renamed The Grand Resort.

On May 13, 2019, Havana Cigar Shop, Inc., a wholly owned subsidiary of Avalon, entered into an asset Purchase and Sale Agreement with New Castle Country Club (the “Club”) for the purchase of the real property assets associated with the Club. Havana Cigar Shop, Inc. concurrently entered into an Assignment and Assumption and Commercial Loan Modification Agreement with Mercer County State Bank for the outstanding debt under the Club’s Commercial Mortgage and Demand Line of Credit, as amended, (collectively the “Agreements”) at closing as consideration for the purchase of the real property of the Club. The total amount of outstanding debt under the Agreements assumed by Havana Cigar Shop, Inc., at closing was approximately $0.8 million.

Subsequent to the asset Purchase and Sale Agreement, Havana Cigar Shop, Inc. was named Avalon Field Club at New Castle. Avalon Field Club at New Castle is currently in operation. The operating results are included in the Company’s Consolidated Statements of Operations and within Avalon’s golf and related operations segment from the date of acquisition.

The acquisition is consistent with the Company’s golf operations business strategy as members of the Avalon Golf and Country Club have access to all the golf and related country club activities offered by Avalon Field Club at New Castle. In addition, hotel guests at The Grand Resort can utilize the facility during their stay. Avalon Field Club at New Castle earns revenue through membership dues, food, beverage and merchandise sales, greens fees and associated cart rentals.

On March 7, 2018, Avalon, through a newly created subsidiary, Avalon Mahoning Sports Center, Inc., completed the acquisition of the Boardman Tennis Center property in Boardman, Ohio for approximately $1.3 million in cash. In accordance with our Term Loan Agreement, the Company withdrew funds from the restricted cash account for reimbursement for capital expenditures incurred in 2017 related to The Grand Resort that were paid with operating cash to fund the acquisition of the Boardman Tennis Center property. Subsequent to the acquisition, the Boardman Tennis Center property was named the Avalon Athletic Club at Boardman. The primary assets of the Avalon Athletic Club at Boardman include the acquired real property consisting of the building and associated land.

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

The acquisition of the facility and its associated subsequent renovation is consistent with the Company’s athletics and fitness business strategy. Members of the Avalon Golf and Country Club have access to the facility and all the athletic and fitness related activities offered by the Avalon Athletic Club at Boardman. In addition, hotel guests at The Grand Resort can utilize the facility during their stay. The Avalon Athletic Club at Boardman earns revenue through membership fees, athletic and fitness related activities.

In 2019, Avalon incurred capital expenditures of $7.9 million of which $7.2 million of such expenditures was paid to vendors in 2019. In addition, approximately $0.2 million of such expenditures related to equipment acquired under new capital lease agreements. Such expenditures primarily related to the continued renovation and expansion of The Grand Resort and, to a lesser extent, renovation of the Avalon Athletic Club at Boardman facility. In 2018, Avalon incurred capital expenditures of $3.9 million of which $3.1 million of such expenditures was paid to vendors in 2018. Such expenditures primarily related to the continued renovation and expansion of The Grand Resort and the renovation of the Avalon Athletic Club at Boardman. In addition, approximately $0.1 million of such expenditures related to a vehicle acquired under a new capital lease agreement. In 2019 and 2018, The Grand Resort was in operation but still in the process of being renovated and expanded. The renovations and expansion include the renovation of existing hotel rooms and recreation center and the addition of a new restaurant, bars, salon and spa, outdoor resort pool and Roman Bath. Avalon’s aggregate capital expenditures in 2020 are expected to be in the range of $4.0 million to $5.0 million, funded primarily with cash from our project fund account. Capital expenditures principally relate to the continued renovation and expansion of The Grand Resort, renovation of the Avalon Field Club at New Castle facility, building improvements and equipment purchases.

New Term Loan Agreement

On December 20, 2019, Avalon and certain direct and indirect wholly owned subsidiaries entered into a loan and security agreement (the “New Term Loan Agreement”) with Laurel Capital Corporation which provided for a $23.0 million term loan. The New Term Loan Agreement proceeds were utilized to pay off and refinance the Company’s existing term loan and commercial mortgage agreements, pay down the outstanding balance and associated interest on the Company’s line of credit agreement and pay related transaction costs. The remaining proceeds were deposited into a project fund account to fund future costs of renovating and expanding both The Grand Resort and Avalon Field Club at New Castle.

At closing, $10.3 million of the proceeds were used to pay off and refinance amounts outstanding under our term loan agreement with Laurel Capital Corporation, dated December 20, 2016 (“2016 Term Loan Agreement”), $2.9 million of the proceeds were used to pay off and refinance amounts outstanding under our term loan agreement with Laurel Capital Corporation, dated March 29, 2019 (“2019 Term Loan Agreement”), $1.7 million of the proceeds were used to pay down the outstanding balance and associated interest on our existing line of credit agreement with Home Savings Bank, dated May 31, 2018, as amended, $0.6 million of the proceeds were used to pay off amounts outstanding under our commercial mortgage agreement with Mercer County State Bank, dated May 13, 2019 (“Commercial Mortgage”) and $0.3 million of the proceeds were utilized to pay transaction costs. The remaining proceeds of approximately $7.2 million were deposited into a project fund account.

The 2016 Term Loan Agreement, 2019 Term Loan Agreement and the Commercial Mortgage Agreement were terminated in conjunction with the New Term Loan Agreement.

Avalon Holdings Corporation and Subsidiaries

The $23.0 million outstanding under the New Term Loan Agreement is payable in 119 equal monthly installments of principal and interest, based on a fifteen (15) year maturity schedule commencing January 20, 2020 followed by one final balloon payment of all remaining principal, interest and fees due on the maturity date of December 20, 2029. Borrowings under the New Term Loan Agreement bear interest at a fixed rate of 5.00% until the fifth anniversary date of the closing at which time the interest rate will be reset to a fixed rate equal to the greater of (a) 5.00% per annum or (b) the sum of the five year treasury rate on the date two (2) business days prior to the reset date plus 3.60%, provided that the applicable rate shall in no event exceed 7.35% per annum.

Avalon has the right to prepay the amount outstanding under the New Term Loan Agreement, in whole or in part, at any time upon payment of the principal amount of the loan to be prepaid plus accrued unpaid interest thereon to the prepayment date, plus an applicable prepayment penalty. The prepayment penalty, expressed as a percentage of the principal of the loan being prepaid, is five percent (5%) on any prepayment in the first five years; four percent (4%) on any prepayment in the sixth and seventh year; three percent (3%) on any prepayment in the eighth and ninth year; and two percent (2%) on any prepayment in the tenth year.

Borrowings under the New Term Loan Agreement are secured by certain real property and related business assets as defined in the agreement. The New Term Loan Agreement also contains certain financial and other covenants, customary representations, warranties and events of default. Avalon was in compliance with the New Term Loan Agreement covenants at December 31, 2019.

Line of Credit Agreement

On May 31, 2018, Avalon entered into a new business loan agreement with Home Savings Bank, (the “Line of Credit Agreement”) which provides for a line of credit of up to $5.0 million with an original maturity date of May 31, 2020. On June 17, 2019, the Company amended the Line of Credit Agreement to extend the maturity date to May 31, 2021. Under the Line of Credit Agreement, borrowings in excess of $1.0 million are subject to a borrowing base which is calculated based off a specific level of eligible accounts receivable of the waste management business as defined in the agreement. The existing line of credit agreement with Home Savings Bank, dated December 20, 2016, as amended, which was entered into concurrently with the 2016 Term Loan Agreement, was terminated in conjunction with the new Line of Credit Agreement. No amounts were outstanding under the existing line of credit agreement at termination.

At December 20, 2019, the outstanding balance of $1.7 million under the Line of Credit Agreement was paid down with a portion of the proceeds from the New Term Loan Agreement. No amounts were drawn under the Line of Credit Agreement at December 31, 2019 and 2018. Outstanding borrowings under the Line of Credit Agreement bear interest at Prime Rate plus .25%. At December 31, 2019, the interest rate on the Line of Credit Agreement was 5.00%.

Borrowings under the Line of Credit Agreement are secured by certain business assets of the Company including accounts receivable, inventory and equipment. The Line of Credit Agreement also contains certain financial and other covenants, customary representations, warranties and events of default. Avalon was in compliance with the line of credit agreements covenants at December 31, 2019 and December 31, 2018.

During the years ended December 31, 2019 and 2018, the weighted average interest rate on outstanding borrowings was 5.46% and 5.35%, respectively.

Avalon Holdings Corporation and Subsidiaries

Squaw Creek Country Club Lease Agreement

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

Working Capital

At December 31, 2019 and December 31, 2018, there was a working capital deficit of approximately $3.4 million and $0.7 million, respectively. Working capital was primarily negatively impacted by an increase in accounts payable, deferred membership dues revenue, an increase in the current portion of obligations under operating leases and long-term debt obligations and a decrease in accounts receivable.

Accounts receivable decreased to $12.0 million at December 31, 2019 compared with $12.2 million at December 31, 2018. This decrease was due to a decrease in accounts receivable related to the waste management services segment as a result of the timing of receipt of receivables.

Accounts payable was $11.7 million at December 31, 2019 compared to $10.5 million at December 31, 2018. The increase in accounts payable was primarily due to an increase in amounts due to disposal facilities and transportation carriers of the waste management services associated with the increase in the net operating revenues in the fourth quarter of 2019 compared to the fourth quarter of 2018 and the associated timing of those vendor payments in the ordinary course of business.

Deferred revenue relating to membership dues was approximately $3.2 million at December 31, 2019 compared to $2.9 million at December 31, 2018. The increase in deferred revenues was primarily due to an increase in members during 2019. The number of members at December 31, 2019 was 5,051 compared to 4,606 at December 31, 2018.

Accrued payroll and other compensation increased to approximately $1.0 million at December 31, 2019 compared to $0.9 million at December 31, 2018. The increase was primarily the result of timing of payment of certain accrued bonuses related to the waste management services segment.

Management believes that anticipated cash provided from future operations, will be, for the foreseeable future, sufficient to meet operating requirements and make required monthly payments under our term loan and commercial mortgage facilities. If business conditions warrant additional monies needed to fund capital expenditure programs, Avalon will take actions such as refinancing or restructuring our current debt agreements, incurring additional indebtedness, issuance of common stock or issuance of a security with characteristics of both debt and equity.

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

Golf and Related Operations Segment

In August 2014, the Company acquired The Grand Resort (formerly The Avalon Inn) which was integrated into the golf and related operations segment. The acquisition is consistent with the Company's business strategy in that The Grand Resort provides guests with a self-contained vacation experience, offering hotel guests golf packages to all of the golf courses of the Avalon Golf and Country Club and allows its guests to utilize the facilities at each of the clubhouses. Members of the Avalon Golf and Country Club also have access to all of the amenities offered by The Grand Resort. The Grand Resort is open year-round and provides a consistent, comfortable environment where our guests can enjoy our various amenities and activities. Avalon believes that the combination of its four golf facilities and The Grand Resort will result in additional memberships in the Avalon Golf and Country Club.

On March 7, 2018, Avalon acquired the Avalon Athletic Club at Boardman which was integrated into the golf and related operations segment. The acquisition and subsequent renovation is consistent with the Company’s athletics and fitness business strategy. Members of the Avalon Golf and Country Clubs have access to the facility and all the tennis, athletic and fitness related activities offered by the Avalon Athletic Club at Boardman. In addition, hotel guests of The Grand Resort can utilize the facility during their stay.

On May 13, 2019, Avalon acquired Avalon Field Club at New Castle which was integrated into the golf and related operations segment. The acquisition is consistent with the Company’s golf operations business strategy as members of the Avalon Golf and Country Club have access to all the golf and related country club activities offered by Avalon Field Club at New Castle. In addition, hotel guests of The Grand Resort can utilize the facility during their stay.

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

Avalon Holdings Corporation and Subsidiaries

Results of Operations

Avalon’s primary business segment, the waste management services segment, provides hazardous and nonhazardous waste brokerage and management services, captive landfill management services and salt water injection well operations. The golf and related operations segment includes the operation and management of four golf courses and related country clubs and facilities, a hotel and its associated resort amenities, a multipurpose recreation center and a travel agency.

Performance in 2019 compared with 2018

Overall Performance

Net operating revenues increased to $68.3 million in 2019 compared with $62.2 million in 2018. This increase was due to an increase in net operating revenues of both the waste management services and golf and related operations segments. Net operating revenues of the waste management services segment were $48.7 million in 2019 compared with $44.5 million in 2018. Net operating revenues of the golf and related operations segment were approximately $19.6 million in 2019 compared to $17.7 million in 2018.

Costs of operations related to the waste management segment increased to $39.2 million in 2019 compared with $35.2 million in 2018. The increase in the cost of operations between years for the waste management segment is primarily due to the increased net operating revenues as these costs vary directly with the associated revenues. Cost of operations related to the golf and related operations segment increased to $17.1 million in 2019 compared to $14.6 million in 2018. The increase was a result of operating costs associated with Avalon Field Club at New Castle, which was acquired on May 13, 2019, higher employee related costs, and to a lesser extent, an increase in golf course maintenance and repair costs and other operating expenses.

Depreciation and amortization expense was approximately $2.5 million in 2019 compared to $2.9 million in 2018. The decrease is due to the impairment of the property and equipment in the fourth quarter of 2018 related to the Company’s salt water injection wells partially offset by additional depreciation recorded on capital expenditures incurred during 2019.

Consolidated selling, general and administrative expenses were approximately $9.4 million in 2019 compared to $9.0 million in 2018. The increase was attributable to higher employee related costs partially offset by lower legal and professional costs.

Impairment of property and equipment was approximately $3.3 million in 2018 representing the impairment loss for the full carrying value of the Company’s salt water injection wells associated property and equipment.

Interest expense was approximately $0.8 million in 2019 compared to $0.7 million in 2018. The increase in interest expense is due to the higher outstanding average debt, and to a lesser extent, an increase in the weighted average interest rate during 2019 compared to the prior period. During the years ended December 31, 2019 and 2018, the weighted average interest rate on outstanding borrowings was 5.46% and 5.35%, respectively.

Net loss attributable to Avalon Holdings Corporation common shareholders was $0.5 million, or $0.12 per share, in 2019 compared with a net loss attributable to Avalon Holdings Corporation common shareholders of $1.1 million, or $0.30 per share, in 2018.

Segment Performance

Segment performance should be read in conjunction with Note 15 to the Consolidated Financial Statements.

Avalon Holdings Corporation and Subsidiaries

Waste Management Services Segment

The net operating revenues of the waste management services segment increased to $48.7 million in 2019 compared with $44.5 million in 2018. The waste management services segment includes waste disposal brokerage and management services, captive landfill management operations and salt water injection well operations.

The net operating revenues of the waste disposal brokerage and management services business increased to $46.0 million in 2019 from $42.2 million in 2018. This increase was primarily due to an increase in net operating revenues relating to event work related from multiple projects. Event work is defined as bid projects under contract that occurs on a one-time basis over a short period of time. Such work can fluctuate significantly from year to year. Net operating revenues related to event work were approximately $20.6 million in 2019 compared with $16.1 million in 2018. The increase was partially offset by a decrease in continuous work. Continuous work of the waste disposal brokerage business decreased approximately $0.1 million between periods as a result of decreased work from multiple customers. Net operating revenues related to continuous work were approximately $24.7 million in 2019 compared with $24.8 million in 2018. Net operating revenues related to managerial, consulting and clerical services decreased to approximately $0.7 million in 2019 compared to $1.3 million in 2018. Net operating revenue relating to managerial, consulting and clerical services, which is performed for one customer, is entirely dependent on that customer’s needs.

The net operating revenues of the captive landfill management operations were approximately $2.7 million in 2019 compared to $2.3 million in 2018. The net operating revenues of the captive landfill operations are almost entirely dependent upon the volume of waste generated by the owner of the landfill for whom Avalon manages the facility.

Operations of the salt water injection wells have been suspended in accordance with the Chief of the Division of Oil and Gas Resources Management order. Due to the suspension of the salt water injections wells, there were no operating revenues during 2019 and 2018. In 2018, in connection with the Company’s annual impairment testing, management of Avalon and its Board of Directors concluded that the injection wells would not resume operations in the near future and generate future cash flows and that the carrying value of the salt water injection wells was not recoverable. The Company determined that any remaining salvage value on the associated assets was not significant based on market prices for similar assets. As a result, in the fourth quarter of 2018, Avalon recorded a non-cash, pre-tax impairment charge of approximately $3.3 million representing the full carrying value of the Company’s salt water injection wells property and equipment.

Costs of operations related to the waste management segment increased to $39.2 million in 2019 compared with $35.2 million in 2018. The increase in the cost of operations between periods for the waste management segment is primarily due to the increased net operating revenues as these costs vary directly with the associated revenues. The overall gross margin percentage of the waste brokerage and management services business was approximately 20% in 2019 compared to 21% in 2018. The decrease in the overall gross margin percentage was attributable to the lower gross profit generated from both the continuous and event work projects during 2019.

Income before income taxes for the waste management services segment was approximately $4.4 million in 2019 compared to $0.7 million in 2018. Income before income taxes of the waste brokerage and management services business was approximately $4.1 million in 2019 compared to $4.3 million in 2018. Although net operating revenues increase between periods, the decreased income before taxes was primarily attributable to the decreased gross margin related to both continuous and event work during 2019. Income before income taxes of the captive landfill operations was approximately $0.4 million in both 2019 and 2018. The additional revenues generated during 2019 were offset by machine rental costs to manage the additional waste generated by the owner of the landfill. During 2019 and 2018, the salt water injection wells incurred a loss before income taxes of approximately $0.1 million and $4.0 million, respectively. During 2019 the salt water injection wells incurred a loss before income taxes of approximately $0.1 million primarily due to legal and professional costs incurred relating to Avalon’s mandamus processes. In 2018, as previously noted above, in the fourth quarter of 2018, the Company recorded an impairment charge of approximately $3.3 million, the full carrying value of the Company’s salt water injection wells. In addition the Company recorded a loss due to depreciation expense recorded on the facility and legal and professional costs incurred relating to Avalon’s appeal and mandamus processes.

Avalon Holdings Corporation and Subsidiaries

Golf and Related Operations Segment

Net operating revenues of the golf and related operations segment were approximately $19.6 million in 2019 compared to $17.7 million in 2018. Avalon’s golf and related operations segment consists of the operation and management of four golf courses and related country clubs which provide dining and banquet facilities, a hotel which provides lodging, dining, banquet and conference facilities and other resort related amenities, a multipurpose recreation center and a travel agency.

Food, beverage and merchandise sales were approximately $7.9 million in 2019 compared to $7.1 million in 2018. The increase was primarily due to food and beverage revenue related to Avalon Field Club at New Castle, which was acquired on May 13, 2019, and, to a lesser extent, an overall increase in food and beverage revenue related to both The Grand Resort and the other clubs between periods.

Other net operating revenues related to the golf and related operations were $11.7 million in 2019 compared to $10.6 million in 2018. Net operating revenues related to room rental was approximately $2.3 million in both 2019 in and 2018. Membership dues revenue was approximately $5.7 million in 2019 compared to $5.2 million in 2018. The increase in membership dues revenue is attributable to the increase in members between periods. The average number of members during 2019 was 4,881 compared to 4,454 in the prior period. Greens fees and associated cart rentals were $1.9 million in 2019 compared to $1.5 million in 2018. The increase in greens fees and associated cart rentals was primarily attributable to Avalon Field Club at New Castle. Other revenues consisting of athletic, fitness, travel agency, salon and spa related activities were approximately $1.8 million in 2019 compared to $1.6 million in 2018. The increase was due to increased revenue related to tennis lessons, pool and the salon and spa. Due to adverse weather conditions, net operating revenues relating to the golf courses, which are located in northeast Ohio and western Pennsylvania, were minimal during the first three months of 2019 and 2018.

Cost of operations for the golf and related operations segment was $17.1 million in 2019 compared with $14.6 million in 2018. Cost of food, beverage and merchandise was approximately $3.5 million in 2019 compared to $3.2 million in 2018. The increase in food, beverage and merchandise costs between periods is attributable to an increase in food revenue, primarily related to Avalon Field Club at New Castle. The cost of food, beverage and merchandise sales was approximately 44% of the associated net operating revenues in both 2019 and 2018. Golf and related operations operating costs increased to approximately $13.6 million in 2019 compared with $11.4 million in 2018. The increase was primarily a result of operating costs associated with Avalon Field Club at New Castle, which was acquired on May 13, 2019, higher employee related costs and, to a lesser extent, golf course maintenance and repair costs and other operating costs.

In 2019, the golf and related operations recorded a loss before income taxes of $0.8 million in 2019 compared to a slight loss in 2018. The change between periods was primarily due to higher employee related costs, and to a lesser extent, an increase in golf course maintenance and repair costs and other various operating costs.

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

General Corporate Expenses

General corporate expenses were $3.3 million in 2019 compared to $3.1 million in 2018. The increase was attributable to higher employee related costs partially offset by lower legal and professional costs.

Impairment of Property and Equipment

Impairment of property and equipment was approximately $3.3 million in 2018 representing the impairment loss for the full carrying value of the Company’s salt water injection wells property and equipment.

Avalon Holdings Corporation and Subsidiaries

Interest Expense

Interest expense was approximately $0.8 million in 2019 compared to $0.7 million in 2018. The increase in interest expense is due to the higher outstanding average debt, and to a lesser extent, an increase in the weighted average interest rate during 2019 compared to the prior period. During the years ended December 31, 2019 and 2018, the weighted average interest rate on outstanding borrowings was 5.46% and 5.35%, respectively.

Net Loss

Net loss attributable to Avalon Holdings Corporation common shareholders was $0.5 million in 2019 compared to a net loss attributable to Avalon Holdings Corporation common shareholders of $1.1 million in 2018. Avalon recorded a state income tax provision in both 2019 and 2018, which was related entirely to the waste management and brokerage operations. Due to the recording of a full valuation allowance against the Company’s federal net deferred tax assets, the overall effective tax rate in both periods reflects taxes owed in certain U.S state jurisdictions. Avalon’s income tax benefit on the loss before taxes was offset by a change in the valuation allowance. A valuation allowance is provided when it is more likely than not that deferred tax assets relating to certain federal and state loss carryforwards will not be realized. Avalon continues to maintain a valuation allowance against the majority of its deferred tax amounts until it is evident that the deferred tax asset will be utilized in the future.

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

Avalon Holdings Corporation and Subsidiaries

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

On September 14, 2017, an appeal hearing was held in the Ohio 10th District Court of Appeals and on July 31, 2018 a decision was issued on the appeal. The decision reinstated the previous Ohio Oil and Gas Commission decision in this matter.

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

On April 5, 2019, Avalon filed with the Oil and Gas Commission a motion to vacate its prior decisions in this matter. There can be no guarantee that the salt water injection wells will resume operations, but the Company will continue to pursue all available avenues to allow the restart of the Company’s salt water injection well under reasonable conditions. Currently, there is no implemented state-wide policy on induced seismicity and the Ohio Department of Natural Resources (“ODNR”) has refused to communicate with the Company regarding the status and requirements of any policymaking. The operations of Company’s injection wells will remain suspended until that time. The Oil and Gas Commission scheduled a hearing on this motion for August 13, 2019.  Before the hearing began, and in response to the Division’s motion to dismiss the Company’s motion to vacate, the Commission dismissed the matter.  The Company appealed that decision to the Franklin County Court of Common Pleas, which is pending.

Concurrently with the filing of the appeal with the Franklin County Court of Common Pleas, the Company filed a writ of mandamus in the 10th District Court of Appeals on August 30, 2019 to compel the chief of the Division to issue restart orders, or alternative orders that would allow the Company to either restart the AWMS #2 well, or appeal said orders to the Oil and Gas Commission in accordance with Ohio Law.

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

Avalon Holdings Corporation and Subsidiaries

On March 18, 2019, Avalon, received notice that the 11th Appellate District Court in Trumbull County, Ohio issued summary judgment in favor of the Ohio Department of Natural Resources in the writ of mandamus action that resulted from the suspension order of the Company’s salt water injection well. The decision was appealed to the Supreme Court of Ohio on April 5, 2019. Oral arguments in the case have been scheduled to commence in April 2020.

Economic challenges throughout the industries served by Avalon may result in payment defaults by customers. While Avalon continuously endeavors to limit customer credit risks, customer-specific financial downturns are not controllable by management. Significant customer payment defaults would have a material adverse impact upon Avalon’s future financial performance.

The Avalon Golf and Country Club operates four golf courses and related country clubs and a multipurpose recreation center. The Avalon Golf and Country Club facilities also offer swimming pools, fitness centers, tennis courts, dining and banquet facilities, salon and spa services. In addition, The Grand Resort provides guests with a self-contained vacation experience, offering hotel guests golf packages to all of the golf courses of the Avalon Golf and Country Club and allows its guests to utilize the facilities at each of the clubhouses. Members of the Avalon Golf and Country Club also have access to all of the amenities offered by The Grand Resort. The Avalon Golf and Country Club competes with many public courses and country clubs in the area. Although the golf courses continue to be available to the general public, the primary source of revenues is derived from the members of the Avalon Golf and Country Club. Avalon believes that the combination of its three facilities and The Grand Resort will result in additional memberships in the Avalon Golf and Country Club. The ability to retain current members and attract new members has been an ongoing challenge. Although Avalon was able to increase the number of members of the Avalon Golf and Country Club, as of December 31, 2019, Avalon has not attained its membership goals. There can be no assurance as to when such goals will be attained and when the golf and related operations will ultimately become profitable. Avalon is continually using different marketing strategies to attract new members, such as local television advertising and various membership promotions. A significant decline in members could adversely affect the future financial performance of Avalon.

Avalon’s golf course operations and The Grand Resort currently hold liquor licenses for their respective facilities. If, for some reason, any one of these facilities were to lose their liquor license, the financial performance of the golf and related operations would be adversely affected.

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

Avalon recognizes deferred tax assets and liabilities based on differences between financial statement carrying amounts and the tax bases of assets and liabilities. Avalon also records tax benefits when it believes that it is more likely than not that the benefit will be sustained by the tax authority. Avalon regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance based upon historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences to reduce its deferred assets to the amount that it believes is more likely than not to be realized. Avalon has considered future taxable income in assessing the need for the valuation allowance. The $1,572,000 of deferred tax liabilities will reverse in the same period and jurisdiction and is of the same character as the temporary differences giving rise to the $1,580,000 of deferred tax assets. Avalon has not provided a valuation allowance on the amount of deferred tax assets that it estimates will be utilized. Should Avalon ascertain in the future that it is more likely than not that deferred tax assets will be realized in excess of the net deferred tax assets, all or a portion of the $2,043,000 valuation allowance as of December 31, 2019, would be reversed as a benefit to the provision for income taxes in the period such determination was made.

Avalon Holdings Corporation and Subsidiaries

Consolidated Balance Sheets

(in thousands, except for share data)

	December 31,
	2019	2018
Assets
Current Assets:
Cash and cash equivalents	$1,446	$1,406
Accounts receivable, less allowance for doubtful accounts of $275 at December 31, 2019 and $255 at December 31, 2018	12,009	12,197
Unbilled membership dues receivable	602	554
Inventories	813	820
Prepaid expenses	725	622
Other current assets	15	31
Total current assets	15,610	15,630

Property and equipment, net	48,978	42,534
Property and equipment under finance leases, net	5,878	6,068
Operating lease right-of-use assets	1,466	-
Restricted cash	7,185	502
Noncurrent deferred tax asset	8	8
Other assets, net	39	27
Total assets	$79,164	$64,769

Liabilities and Equity
Current liabilities:
Current portion of long-term debt	$1,015	$578
Current portion of obligations under finance leases	295	236
Current portion of obligations under operating leases	513	-
Accounts payable	11,719	10,454
Accrued payroll and other compensation	961	872
Accrued income taxes	93	84
Other accrued taxes	434	405
Deferred membership dues revenue	3,153	2,899
Other liabilities and accrued expenses	839	793
Total current liabilities	19,022	16,321

Long-term debt, net of current portion	21,570	10,167
Obligations under finance leases, net of current portion	555	688
Obligations under operating leases, net of current portion	953	-
Asset retirement obligation	100	100

Equity:
Avalon Holdings Corporation Shareholders' Equity:
Class A Common Stock, $.01 par value, one vote per share: authorized 10,500,000 shares; issued and outstanding 3,263,647 shares at December 31, 2019 and 2018	33	33
Class B Common Stock, $.01 par value, ten votes per share: authorized 1,000,000 shares; issued and outstanding 611,784 shares at December 31, 2019 and 2018	6	6
Paid-in capital	59,147	59,141
Accumulated deficit	(22,156)	(21,701)
Total Avalon Holdings Corporation Shareholders' Equity	37,030	37,479
Non-controlling interest in subsidiary	(66)	14
Total equity	36,964	37,493
Total liabilities and equity	$79,164	$64,769

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Operations

(in thousands, except for per share amounts)

	Year Ended December 31,
	2019	2018

Net operating revenues:
Waste management services	$48,731	$44,535

Food, beverage and merchandise sales	7,893	7,149
Other golf and related operations	11,733	10,550
Total golf and related operations	19,626	17,699
Total net operating revenues	68,357	62,234

Costs and expenses:
Waste management services operating costs	39,191	35,181
Cost of food, beverage and merchandise	3,494	3,165
Golf and related operations operating costs	13,587	11,448
Depreciation and amortization expense	2,522	2,877
Selling, general and administrative expenses	9,430	9,000
Impairment of property and equipment	-	3,261
Operating income (loss)	133	(2,698)

Other income (expense):
Interest expense	(837)	(675)
Other income, net	329	284
Loss before income taxes	(375)	(3,089)

Provision for income taxes	160	167
Net loss	(535)	(3,256)

Less net loss attributable to non-controlling interest in subsidiary	(80)	(2,112)
Net loss attributable to Avalon Holdings Corporation common shareholders	$(455)	$(1,144)

Loss per share attributable to Avalon Holdings Corporation common shareholders:
Basic and diluted net loss per share	$(0.12)	$(0.30)

Weighted average shares outstanding - basic and diluted	3,875	3,814

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2019	2018

Cash flows from operating activities:
Net loss	$(535)	$(3,256)
Reconciliation of net loss to cash provided by operating activities:
Depreciation and amortization expense	2,522	2,877
Amortization of debt issuance costs	31	27
Impairment of property and equipment	-	3,261
Compensation costs - stock options	6	6
Deferred rental income	-	-
Provision for losses on accounts receivable	33	42
Gain from disposal of vehicle	(45)	(16)
Change in operating assets and liabilities, net of effect of acquisition:
Accounts receivable	155	(2,333)
Unbilled membership dues receivable	(48)	26
Inventories	7	30
Prepaid expenses	(83)	(106)
Other assets, net	4	26
Accounts payable	675	1,966
Accrued payroll and other compensation	89	133
Accrued income taxes	9	58
Other accrued taxes	29	20
Deferred membership dues revenue	254	161
Other liabilities and accrued expenses	46	135
Net cash provided by operating activities	3,149	3,057

Cash flows from investing activities:
Capital expenditures	(7,159)	(3,137)
Acquisition of Boardman Tennis Center property	-	(1,269)
Payments related to acquisition of New Castle Country Club property	(90)	-
Proceeds from disposal of vehicle	45	28
Net cash used in investing activities	(7,204)	(4,378)

Cash flows from financing activities:
Proceeds under term loan facilities	26,000	-
Principal payments on term loan facilities	(14,551)	(566)
Principal payments on finance lease obligations	(247)	(222)
Borrowings under line of credit facilities	1,705	-
Repayment under line of credit facilities	(1,839)	-
Proceeds from exercise of employee stock options	-	171
Payments of debt issuance costs	(290)	(5)
Net cash provided by (used in) financing activities	10,778	(622)

Increase (decrease) in cash, cash equivalents and restricted cash	6,723	(1,943)
Cash, cash equivalents and restricted cash at beginning of year	1,908	3,851
Cash, cash equivalents and restricted cash at end of year	$8,631	$1,908

Supplemental disclosure of cash flow information:

Significant non-cash operating and investing activities:
Capital expenditures included in accounts payable	$590	$656
Significant non-cash investing and financing activities:
Operating lease right-of-use assets in exchange for lease obligations	$2,002	$-
Finance lease obligations incurred	$173	$77
Acquisition of New Castle Country Club real property in exchange for the assumption of outstanding debt	$787	$-

Cash paid during the year for interest	$790	$648
Cash paid during the year for income taxes	$151	$109

For supplemental cash flow information regarding income taxes, see Note 10.

See accompanying notes to consolidated financial statements

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Shareholders’ Equity

(in thousands, except for share data)

	For the Years Ended December 31, 2019 and 2018

							Total
	Common Stock						Avalon	Non-controlling
	Shares		Amount		Paid-in	Accumulated	Shareholders'	Interest in
	Class A	Class B	Class A	Class B	Capital	Deficit	Equity	Subsidiary	Total

Balance at January 1, 2018	3,191,100	612,231	$32	$6	$58,965	$(20,557)	$38,446	$2,126	$40,572

Stock options - compensation costs	-	-	-	-	6	-	6	-	6

Exercise of employee stock options	72,000	-	1	-	170	-	171	-	171

Common stock issued	-	100	-	-	-	-	-	-	-

Conversion of common stock	547	(547)	-	-	-	-	-	-	-

Net loss	-	-	-	-	-	(1,144)	(1,144)	(2,112)	(3,256)

Balance at December 31, 2018	3,263,647	611,784	33	6	59,141	(21,701)	37,479	14	37,493

Stock options - compensation costs	-	-	-	-	6	-	6	-	6

Net loss	-	-	-	-	-	(455)	(455)	(80)	(535)

Balance at December 31, 2019	3,263,647	611,784	$33	$6	$59,147	$(22,156)	$37,030	$(66)	$36,964

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

Avalon provides waste management services to industrial, commercial, municipal and governmental customers in selected northeastern and midwestern U.S. markets, captive landfill management services and salt water injection well operations. In addition, Avalon owns Avalon Resorts and Clubs, Inc. (“ARCI”), which includes the operation and management of four golf courses and associated clubhouses, athletic and fitness centers, tennis courts, salon and spa services, dining and banquet facilities and a travel agency. ARCI also owns and operates a hotel and its related resort amenities including dining, banquet and conference facilities, fitness center, outdoor resort pool, Roman Bath, indoor junior Olympic size swimming pool and tennis courts. In 2019, The Avalon Inn, which includes the hotel and its related resort amenities was renamed The Grand Resort.

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

Restricted Cash

Cash and cash equivalents that are restricted as to withdrawal or use under the terms of certain contractual agreements are recorded in restricted cash on the Consolidated Balance Sheets. Restricted cash of $7.2 million and $0.5 million at December 31, 2019 and 2018, respectively, consists of loan proceeds deposited into a project fund account to fund costs associated with the renovation and expansion of The Grand Resort and Avalon Field Club at New Castle in accordance with the provisions of the loan and security agreement (See Notes 4 and 9).

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost of inventories is determined by the average cost method. If necessary, a provision for potentially obsolete or slow-moving inventory is made based on management’s analysis of inventory levels and future sales forecasts.

Avalon Holdings Corporation and Subsidiaries

Financial Instruments

The Company follows the guidance included in the Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, for its financial assets and liabilities. The fair value of financial instruments consisting of cash, cash equivalents, restricted cash, accounts receivable, and accounts payable at December 31, 2019 and 2018 approximates carrying value due to the relative short maturity of these financial instruments.

The fair value of the Company’s term loan approximates carrying value at December 31, 2019 and 2018, as neither the Company’s credit rating nor market credit conditions have changed substantially since the debt was refinanced.

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

The provisions of ASC 740, Income Taxes (“ASC 740”), clarify the accounting for uncertainty in income taxes recognized in financial statements and prescribe a recognition threshold and measurement attribute for uncertain tax positions taken or expected to be taken on a tax return. ASC 740 also requires that interest and penalties related to unrecognized tax benefits be recognized in the financial statements. Avalon does not have any unrecognized tax benefits that would affect its financial position.

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

Leases

Avalon applies FASB Accounting Standards Update (“ASU”) 2016-02, Leases. The standard establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement as either rental expense for operating leases and depreciation and interest expense for finance leases (See Note 7).

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

As a result of a private placement offering, Avalon is not the majority owner of AWMS Holdings, LLC. At December 31, 2019 and 2018, respectively, Avalon owns approximately 47% of AWMS Holdings, LLC. In accordance ASC 810-10, due to the managerial control of AWMS Water Solutions, LLC, AWMS Holdings, LLC is a VIE, and the financial statements of AWMS Holdings, LLC and subsidiaries are included in Avalon’s consolidated financial statements. ASC 810-10 requires noncontrolling interests to be reported as a separate component of equity. The amount of net loss attributable to the noncontrolling interest is recorded in “net loss attributable to noncontrolling interest” in our Consolidated Statements of Operations (See Note 16).

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

Asset Retirement Obligation

Avalon recorded an estimated asset retirement obligation of $0.1 million at December 31, 2019 and 2018, respectively, to plug and abandon the two salt water injection wells based upon an estimate from an experienced and qualified third party.

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

Avalon reviewed the carrying value of its long-lived assets in accordance with FASB ASC 360-10-35, Property, Plant and Equipment – Overall – Subsequent Measurement. In 2019, no triggering event was present related to the waste management services segment as future cash flows have not changed significantly and the associated asset values remained relatively stable.

In 2018, Avalon assessed the recoverability of the carrying values of the salt water injection wells for the waste management services segment based on the Chief’s decision to suspend operations of the wells. In connection with the Company’s annual impairment testing, management of Avalon and its Board of Directors concluded that the injection wells would not resume operations in the near future and generate future cash flows and that the carrying value of the salt water injection wells was not recoverable. The Company determined that any remaining salvage value on the associated assets was not significant based on market prices for similar assets. As a result, in the fourth quarter of 2018, Avalon recorded a non-cash, pre-tax impairment charge of approximately $3.3 million representing the full carrying value of the Company’s salt water injection wells property and equipment. (See Note 17).

The impairment charge is included in the operations related to the waste management service’s segment for the fiscal year ended December 31, 2018. No cash expenditures were recorded as a result of the impairment charge. The impairment charge did not affect Avalon’s compliance with debt covenants under its term loan or line of credit agreements.

For the golf and related operations segment, Avalon does not believe there was a triggering event in 2019 or 2018 as future cash flows have not changed significantly and asset values have remained relatively stable.

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

Avalon Holdings Corporation and Subsidiaries

Note 3. Recent Accounting Pronouncements

Adopted Accounting Standards

In February 2016, the FASB issued ASU 2016-02, Leases (“ASU 2016-02”). The new standard establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement as either rental expense for operating leases and depreciation and interest expense for finance leases. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. On January 1, 2019, the Company adopted ASU 2016-02 under the modified retrospective method with the available practical expedients. As a result of adoption, on January 1, 2019, the Company recorded a ROU asset and related lease liability of approximately $1.7 million for its existing golf carts, machinery and equipment for the landfill operations, furniture and fixtures for The Grand Resort and office copiers under operating leases (See Note 7).

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). ASU 2014-09 clarifies the principles used to recognize revenue for all entities. ASU 2014-09 provides a unified five-step model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The new standard replaces most of the existing revenue recognition standards in U.S. GAAP. In addition, in March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies how to apply revenue recognition guidance related to whether an entity is a principal or an agent. On January 1, 2018, the Company adopted ASU 2014-09 and ASU 2016-08, and all related amendments using the modified retrospective method. The adoption did not result in an impact to the way the Company records revenue and as such did not result in period reclassifications to or from revenue or its associated costs. As a result of the adoption, the Company separately disclosed contract assets, in our Consolidated Balance Sheets at December 31, 2019 and 2018 and associated cash flows in our Consolidated Statements of Cash Flows for years ended December 31, 2019 and 2018 (See Note 5).

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

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows: Restricted Cash (“ASU 2016-18”), which requires entities to include restricted cash and restricted cash equivalent balances with cash and cash equivalent balances in the statement of cash flows.  On January 1, 2018, the Company adopted ASU 2016-18. The adoption of ASU 2016-18 impacted the presentation of our Consolidated Statements of Cash Flows and resulted in additional disclosure in our Notes to Consolidated Financial Statements for the restricted cash related to the proceeds from the Company’s loan and security agreement deposited into a project fund account that have not yet been utilized to fund the additional renovation and expansion of The Grand Resort and Avalon Field Club at New Castle (See Note 4).

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU 2017-01”). The purpose of ASU 2017-01 is to change the definition of a business to assist entities with evaluating when a set of transferred assets and activities is a business. The Company adopted ASU 2017-01 on January 1, 2018. The acquisition of the Boardman Tennis Center property, acquired in March 2018, and the acquisition of the New Castle Country Club property, acquired in May 2019, was accounted for in accordance with ASU 2017-01 (See Note 18).

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

Cash and cash equivalents that are restricted as to withdrawal or use under the terms of certain contractual agreements are recorded in restricted cash on the Consolidated Balance Sheets. Restricted cash consists of loan proceeds deposited into a project fund account to fund costs associated with the renovation and expansion of The Grand Resort and Avalon Field Club at New Castle in accordance with the provisions of the loan and security agreement (See Note 9).

In the first quarter of 2018, in accordance with our loan and security agreement, the Company withdrew $1.5 million from the restricted cash account for reimbursement for capital expenditures incurred in 2018 related to The Grand Resort funded with operating cash. The Company utilized approximately $1.3 million of those proceeds to fund the acquisition of The Boardman Tennis Center facility (See Note 18).

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the Consolidated Balance Sheets that sum to the total of the same such amounts shown in the Consolidated Statements of Cash Flows. Cash, cash equivalents and restricted cash consist of the following at December 31, 2019 and 2018 (in thousands):

	2019	2018
Cash and cash equivalents	$1,446	$1,406
Restricted cash	7,185	502
Cash, cash equivalents and restricted cash	$8,631	$1,908

Note 5. Revenues

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

Avalon Holdings Corporation and Subsidiaries

Avalon’s waste brokerage and management business assists customers with managing and disposing of wastes at approved treatment and disposal sites based upon a customer’s needs. Avalon provides a service to its customers whereby Avalon, arranges for, and accepts responsibility for the removal, transportation and disposal of waste on behalf of the customer.

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

Avalon is a minority owner with managerial control over two salt water injection wells and its associated facility. Operations of the salt water injection wells have been suspended in accordance with the Chief of the Division of Oil and Gas Resources Management order (See Note 17). Due to the suspension of the salt water injection wells, there were no operating revenues for the years ended December 31, 2019 and 2018.

For the years ended December 31, 2019 and 2018, the net operating revenues related to waste management services represented approximately 71% and 72%, respectively, of Avalon’s total consolidated net operating revenues. For both the years ended December 31, 2019 and 2018, no one customer individually accounted for 10% or more of Avalon’s waste management services segment revenues.

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

Avalon evaluated whether we are the principal (i.e. report revenues on a gross basis) or agent (i.e. report revenues on a net basis). Avalon reports waste management services on a gross basis, that is, amounts billed to our customers are recorded as revenues, and amounts paid to vendors for providing those services are recorded as operating costs. As principal, Avalon is primarily responsible for fulfilling the promise to provide waste management services for the customer. Avalon accepts credit risk in the event of nonpayment by the customer and is obligated to pay vendors who provide the service regardless of whether the customer pays the Company. Avalon does have a level of discretion in establishing the pricing for its service.

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

Avalon Holdings Corporation and Subsidiaries

Golf and Related Operations

Avalon’s golf and related operations include the operation and management of four golf courses and associated clubhouses, recreation and fitness centers, tennis courts, salon and spa services, dining and banquet facilities and a travel agency. The golf and related operations also include the operation of a hotel and its related amenities including dining, banquet and conference facilities, fitness center, indoor junior Olympic size swimming pool and tennis courts. Revenues for the golf and related operations consists primarily of food beverage and merchandise sales, membership dues, greens fees and associated cart rentals, room rentals, fitness activities, salon and spa services. Due to adverse weather conditions, net operating revenues relating to the golf courses, which are located in northeast Ohio and Pennsylvania, were minimal during the first three months of 2019 and 2018.

For the years ended December 31, 2019 and 2018, the net operating revenues related to the golf and related operations represented approximately 29% and 28%, respectively, of Avalon’s total consolidated net operating revenues. For both the years ended December 31, 2019 and 2018, no one customer individually accounted for 10% or more of Avalon’s golf and related operations segment revenues.

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

For our hotel operations, Avalon’s performance obligation is to provide lodging facilities. The separate components of providing these services (hotel room, toiletry items, housekeeping, and amenities) are not distinct within the context of the contract as they are all highly dependent and interrelated as part of the obligation to provide the lodging facility. Room sales are driven by a fixed fee charged to a hotel guest to stay at The Grand Resort for an agreed upon period. The Company agrees to provide a room to the hotel guest for a specified time period for that agreed-upon rate. Our hotel room reservations are performance obligations satisfied over time as the hotel guest simultaneously receives and consumes the benefits provided by the hotel. For performance obligations satisfied over time, our hotel operations measure the progress toward complete satisfaction of the performance obligation and recognize revenue proportionately over the course of the customer’s stay.

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

Avalon Holdings Corporation and Subsidiaries

The following table presents our net operating revenues disaggregated by revenue source for the years ended December 31, 2019 and 2018 (in thousands). Sales and other taxes are excluded from revenues.

	2019	2018
Waste management and brokerage services	$46,041	$42,232
Captive landfill management operations	2,690	2,303
Total waste management services revenues	48,731	44,535
Food, beverage and merchandise sales	7,893	7,149
Membership dues revenue	5,710	5,160
Room rental revenue	2,340	2,259
Greens fees and cart rental revenue	1,917	1,541
Other revenue	1,766	1,590
Total golf and related operations revenue	19,626	17,699
Total net operating revenues	$68,357	$62,234

Avalon does not have operations located outside the United States and, accordingly, geographical revenue information is not presented.

Receivables, Net

Receivables, net, include amounts billed and currently due from customers. The amounts due are stated at their net realizable value. At December 31, 2019 and 2018, accounts receivable, net, related to our waste management services segment were approximately $11.0 million and $11.2 million, respectively. At December 31, 2019 one customer accounted for approximately 14% of the waste management services segment’s receivables and 13% of the consolidated receivables. At December 31, 2018 two customers accounted for approximately 25% of the waste management services segment’s receivables and 23% of the consolidated receivables. Accounts receivable, net, related to our golf and related operations segment were approximately $1.0 million at December 31, 2019 and 2018. No one customer of the golf and related operations segment accounted for 10% or more of Avalon’s golf and related operations segment or consolidated net receivables at December 31, 2019 and 2018.

The Company maintains an allowance for doubtful accounts to provide for the estimated amount of receivables that will not be collected. Customer accounts that are outstanding longer than the contractual payment terms are considered past due. Avalon determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, Avalon’s previous accounts receivable loss history, the customer’s current ability to pay its obligation to Avalon and the condition of the general economy and the industry as a whole. Avalon writes off accounts receivable when they become uncollectible. Payments subsequently received on such receivables are credited to the allowance for doubtful accounts, or to income, as appropriate under the circumstances. Allowance for doubtful accounts was approximately $0.3 million at both December 31, 2019 and 2018.

The following table presents changes in our allowance for doubtful accounts during the years ended at December 31, 2019 and 2018 (in thousands):

		Provision	Write-offs
	Balance at	for Doubtful	less	Balance at
	Beginning of Period	Accounts	Recoveries	End of Period
Allowance for doubtful accounts
Year ended December 31, 2019	$255	$33	$(13)	$275
Year ended December 31, 2018	$237	$42	$(24)	$255

Avalon Holdings Corporation and Subsidiaries

Contract Assets

Contract assets include unbilled membership dues receivables related to the Avalon Golf and Country Club for the customers membership commitment which are billed on a monthly basis over the course of the annual agreement. Such amounts are stated at their net realizable value. Contract assets related to unbilled membership dues are classified as current as revenue related to such agreements is recognized within the annual membership period. Unbilled membership receivables in our Consolidated Balance Sheets were approximately $0.6 million at December 31, 2019 and 2018.

The following table presents changes in our contract assets during the years ended December 31, 2019 and 2018 (in thousands):

		Unbilled
	Balance at	Membership		Balance at
	Beginning of Period	Dues	Billings	End of Period
Contract Assets:
Unbilled membership dues receivable
Year ended December 31, 2019	$554	$2,029	$(1,981)	$602
Year ended December 31, 2018	$580	$1,670	$(1,696)	$554

Contract Liabilities

Contract liabilities include unrecognized or deferred revenues relating to membership dues and customer advance deposits. We record deferred revenue when cash payments are received in advance of satisfying our performance obligation. We classify deferred membership dues revenue as current based on the timing of when we expect to recognize revenue for the membership commitment based on the Company satisfying the stand ready performance obligation throughout the annual membership period. The unrecognized or deferred revenues related to membership dues in our Consolidated Balance Sheets at December 31, 2019 and 2018 were $3.2 million and $2.9 million, respectively. Customer advance deposits are recorded as a liability until the goods or services are provided to the customer. Generally, customer advances, and corresponding performance obligation are satisfied within 12 months of the date of receipt of advance payment. The unrecognized revenues related to customer advance deposits are recorded in “Other liabilities and accrued expenses” in our Consolidated Balance Sheets. Customer advance deposits were approximately $0.6 million at December 31, 2019 and $0.5 million at December 31, 2018.

The following table presents changes in our contract liabilities during the years ended December 31, 2019 and 2018 (in thousands):

	Balance at		Revenue	Balance at
	Beginning of Period	Billings	Recognized	End of Period
Contract Liabilities:
Deferred membership dues revenue
Year ended December 31, 2019	$2,899	$5,964	$(5,710)	$3,153
Year ended December 31, 2018	$2,718	$5,341	$(5,160)	$2,899
Customer advance deposits
Year ended December 31, 2019	$453	$1,540	$(1,440)	$553
Year ended December 31, 2018	$430	$1,507	$(1,484)	$453

Avalon Holdings Corporation and Subsidiaries

Note 6. Property and Equipment

Property and equipment at December 31, 2019 and 2018 consists of the following (in thousands):

	2019	2018
Land and land improvements	$14,823	$14,231
Buildings and improvements	44,596	36,185
Machinery and equipment	5,005	4,508
Vehicles	499	455
Office furniture and fixtures	7,234	6,458
Construction in progress	581	2,569
	72,738	64,406
Less accumulated depreciation and amortization	(23,760)	(21,872)
Property and equipment, net	$48,978	$42,534

At December 31, 2019, the Company did not have any significant fixed contractual commitments for construction projects.

Note 7. Leases

Operating Leases

Avalon leases golf carts, machinery and equipment for the landfill operations, furniture and fixtures for The Grand Resort and office copiers under operating leases. On January 1, 2019, as a result of the adopted ASU 2016-02, the Company recorded a ROU asset and related lease liability of approximately $1.7 million. Our operating leases have remaining lease terms ranging from 1 to 5 years. The weighted average remaining lease term on operating leases was approximately 3.1 years at December 31, 2019.

In connection with the purchase of New Castle Country Club’s real property assets on May 13, 2019, the Company assumed the remaining term of New Castle Country Club’s golf cart operating lease. At acquisition, the Company recorded an operating lease right-of-use asset and corresponding obligation under operating leases of approximately $126,000. The golf cart operating lease had a remaining lease term of 3 years at the acquisition date (See Note 18). In addition, subsequent to the purchase, the Company also entered into new operating lease agreements for additional golf and maintenance carts. The Company recorded an operating lease right-of-use asset and corresponding obligation under operating leases of approximately $194,000.

Leased property and associated obligations under operating leases at December 31, 2019 consists of the following (in thousands):

2019
Operating lease right-of-use assets	$1,466

Current portion of obligations under operating leases	$513
Long-term portion of obligations under operating leases	953
Total obligations under operating leases	$1,466

The weighted average discount rate on operating leases was 5.01% at December 31, 2019.

Finance Leases

In November 2003, Avalon entered into a long-term agreement with Squaw Creek Country Club to lease and operate its golf course and related facilities. The lease has an initial term of ten (10) years with four (4) consecutive ten (10) year renewal term options unilaterally exercisable by Avalon. Under the lease, Avalon is obligated to pay $15,000 in annual rent and make leasehold improvements of $150,000 per year. Amounts expended by Avalon for leasehold improvements during a given year in excess of $150,000 will be carried forward and applied to future leasehold improvement obligations. Based upon the amount of leasehold improvements already made, Avalon expects to exercise all its remaining renewal options. At December 31, 2019 there were approximately 33.8 years remaining on the golf course and related facilities finance lease.

Avalon Holdings Corporation and Subsidiaries

In addition, the golf and related operations also entered into lease agreements for vehicles, golf course maintenance and restaurant equipment and the captive landfill operations entered into lease agreements for equipment which were determined to be finance leases. At December 31, 2019, the vehicles, golf course maintenance and restaurant equipment and the landfill operations equipment have remaining lease terms ranging from 1 to 5 years at December 31, 2019. The weighted average remaining lease term on the vehicles and equipment leases was approximately 2.3 years at December 31, 2019.

Leased property and associated obligations under finance leases at December 31, 2019 and 2018 consists of the following (in thousands):

	2019	2018
Leased property under finance leases	$11,758	$11,442
Less accumulated amortization	(5,880)	(5,374)
Leased property under finace leases, net	$5,878	$6,068

Current portion of obligations under finance leases	$295	$236
Long-term portion of obligations under finance leases	555	688
Total obligations under finance leases	$850	$924

The weighted average discount rate on finance leases was 5.2% at December 31, 2019 and 4.8% at December 31, 2018.

For the years ended December 31, 2019 and 2018, components of lease expense were as follows (in thousands):

	2019	2018
Operating lease cost:
Rental expense	$775	$562

Finance lease cost:
Depreciation expense on right-of-use assets	$506	$373
Interest expense on lease liabilities	43	49
Total finance lease cost	$549	$422

Avalon Holdings Corporation and Subsidiaries

Future commitments under long-term, operating and finance leases at December 31, 2019 are as follows (in thousands):

	Finance	Operating	Total
2020	$332	$575	$907
2021	285	513	798
2022	87	323	410
2023	29	154	183
2024	18	27	45
Thereafter	420	-	420
Total lease payments	1,171	1,592	2,763
Less imputed interest	321	126	447
Total	850	1,466	2,316
Less: current portion of obligations under leases	295	513	808
Long-term portion of obligations under leases	$555	$953	$1,508

Future commitments under long-term, operating and finance leases at December 31, 2018 are as follows (in thousands):

	Finance	Operating	Total
2019	$277	$563	$840
2020	277	483	760
2021	229	419	648
2022	32	277	309
2023	21	113	134
Thereafter	435	-	435
Total lease payments	1,271	$1,855	$3,126
Less imputed interest	347
Total	924
Less: current portion of obligations under finance leases	236
Long-term portion of obligations under finance leases	$688

Note 8. Basic and Diluted Net Loss per Share

Basic net loss per share attributable to Avalon Holdings Corporation common shareholders for the years ended December 31, 2019 and 2018 is computed by dividing the net loss by the weighted average number of common shares outstanding, which was 3,875,431 for 2019 and 3,813,796 for 2018.

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

For the years ended December 31, 2019 and 2018, the diluted per share amounts reported are equal to the basic per share amounts because Avalon was in a net loss position and as a result, such dilution would be considered anti-dilutive. Assuming dilution, the weighted average number of common shares outstanding for the years ended December 31, 2019 and 2018 was 3,903,430 and 3,914,079, respectively.

Avalon Holdings Corporation and Subsidiaries

The loss per share calculations for the years ended December 31, 2019 and 2018 are as follows (in thousands, except per share amounts):

	2019	2018
Net loss attributable to Avalon Holdings Corporation common shareholders	$(455)	$(1,144)

Shares used in computing basic loss per share	3,875	3,814
Potentially dilutive shares from stock options	-	-
Shares used in computing diluted loss per share	3,875	3,814

Loss per share attributable to Avalon Holdings Corporation common shareholders
Basic and diluted net loss per share	$(0.12)	$(0.30)

Note 9. Term Loans and Line of Credit Agreements

New Term Loan Agreement

On December 20, 2019, Avalon and certain direct and indirect wholly owned subsidiaries entered into a loan and security agreement (the “New Term Loan Agreement”) with Laurel Capital Corporation which provided for a $23.0 million term loan. The New Term Loan Agreement proceeds were utilized to pay off and refinance the Company’s existing term loan and commercial mortgage agreements, pay down the outstanding balance and associated interest on the Company’s line of credit agreement and pay related transaction costs. The remaining proceeds were deposited into a project fund account to fund future costs of renovating and expanding both The Grand Resort and Avalon Field Club at New Castle.

At closing, $10.3 million of the proceeds were used to pay off and refinance amounts outstanding under our term loan agreement with Laurel Capital Corporation, dated December 20, 2016 (“2016 Term Loan Agreement”), $2.9 million of the proceeds were used to pay off and refinance amounts outstanding under our term loan agreement with Laurel Capital Corporation, dated March 29, 2019 (“2019 Term Loan Agreement”), $1.7 million of the proceeds were used to pay down the outstanding balance and associated interest on our existing line of credit agreement with Home Savings Bank, dated May 31, 2018, as amended, $0.6 million of the proceeds were used to pay off amounts outstanding under our commercial mortgage agreement with Mercer County State Bank, dated May 13, 2019 (“Commercial Mortgage”) and $0.3 million of the proceeds were utilized to pay transaction costs. The remaining proceeds of approximately $7.2 million were deposited into a project fund account. At December 31, 2019, the remaining proceeds of $7.2 million are presented in the Consolidated Balance Sheets as “Restricted cash.”

The 2016 Term Loan Agreement, 2019 Term Loan Agreement and the Commercial Mortgage Agreement were terminated in conjunction with the New Term Loan Agreement.

The $23.0 million outstanding under the New Term Loan Agreement is payable in 119 equal monthly installments of principal and interest, based on a fifteen (15) year maturity schedule commencing January 20, 2020 followed by one final balloon payment of all remaining principal, interest and fees due on the maturity date of December 20, 2029. Borrowings under the New Term Loan Agreement bear interest at a fixed rate of 5.00% until the fifth anniversary date of the closing at which time the interest rate will be reset to a fixed rate equal to the greater of (a) 5.00% per annum or (b) the sum of the five year treasury rate on the date two (2) business days prior to the reset date plus 3.60%, provided that the applicable rate shall in no event exceed 7.35% per annum.

Avalon has the right to prepay the amount outstanding under the New Term Loan Agreement, in whole or in part, at any time upon payment of the principal amount of the loan to be prepaid plus accrued unpaid interest thereon to the prepayment date, plus an applicable prepayment penalty. The prepayment penalty, expressed as a percentage of the principal of the loan being prepaid, is five percent (5%) on any prepayment in the first five years; four percent (4%) on any prepayment in the sixth and seventh year; three percent (3%) on any prepayment in the eighth and ninth year; and two percent (2%) on any prepayment in the tenth year.

Avalon Holdings Corporation and Subsidiaries

Borrowings under the New Term Loan Agreement are secured by certain real property and related business assets as defined in the agreement. The New Term Loan Agreement also contains certain financial and other covenants, customary representations, warranties and events of default. Avalon was in compliance with the New Term Loan Agreement covenants at December 31, 2019.

The Company capitalized approximately $0.4 million of debt issuance costs in connection with the New Term Loan Agreement. The Company will amortize these costs over the life of the New Term Loan Agreement. In accordance with ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs, these costs are presented in the Consolidated Balance Sheets as a direct reduction from the carrying amount of the term loan liability.

2016 Term Loan Agreement

On December 20, 2016, Avalon and certain direct and indirect wholly owned subsidiaries entered into the 2016 Term Loan Agreement with Laurel Capital Corporation which provided for a $12.0 million term loan. At closing, $9.1 million of the proceeds were used to pay off amounts outstanding under the then existing line of credit agreement and associated accrued interest with Home Savings Bank and pay related transaction costs associated with the Term Loan Agreement. Remaining proceeds of $2.9 million under the Term Loan Agreement were deposited in a project fund account to fund costs of renovating and expanding The Grand Resort. At December 31, 2018, the remaining proceeds of $0.5 million are presented in the Consolidated Balance Sheets as “Restricted cash.” During 2019, the remaining project fund proceeds related to the 2016 Term Loan Agreement were fully utilized.

The 2016 Term Loan Agreement contained certain financial and other covenants, customary representations, warranties and events of default. Avalon was in compliance with the 2016 Term Loan Agreement covenants at December 31, 2018.

At December 20, 2019, the outstanding balance of $10.3 million under the 2016 Term Loan Agreement was refinanced and terminated in conjunction with the New Term Loan Agreement.

2019 Term Loan Agreement

On March 29, 2019, Avalon and certain direct and indirect wholly owned subsidiaries entered into the 2019 Term Loan Agreement with Laurel Capital Corporation which provided for a $3.0 million term loan. At closing, a portion of the proceeds were used to pay related transaction costs associated with the 2019 Term Loan Agreement with the remaining proceeds deposited into a project fund account to fund costs of renovating and expanding The Grand Resort. During 2019, the project fund proceeds related to the 2019 Term Loan Agreement were fully utilized.

At December 20, 2019, the outstanding balance of $2.9 million under the 2019 Term Loan Agreement was refinanced and terminated in conjunction with the New Term Loan Agreement.

Commercial Mortgage

On May 13, 2019, Havana Cigar Shop, Inc., a wholly owned subsidiary of Avalon, entered into an asset Purchase and Sale Agreement with New Castle Country Club (the “Club”) for the purchase of the real property assets associated with the Club. Havana Cigar Shop, Inc. concurrently entered into an Assignment and Assumption and Commercial Loan Modification Agreement (the “Assumption Agreement”) with Mercer County State Bank for the outstanding debt under the Club’s Commercial Mortgage and Demand Line of Credit, as amended (the “Demand Line of Credit”), at closing as consideration for the purchase of the real property of the Club (See Note 18). At closing the outstanding principal balance assumed under the Commercial Mortgage obligation was approximately $0.7 million.

At December 20, 2019, the outstanding balance of $0.6 million under the Commercial Mortgage was refinanced and terminated in conjunction with the New Term Loan Agreement.

Demand Line of Credit

Under the Assumption Agreement, Havana Cigar Shop, Inc. also assumed the Club’s $150,000 Commercial Demand Line of Credit with Mercer County State Bank of which $134,000 was outstanding at closing. During the third quarter of 2019, the outstanding balance was paid in full and in the fourth quarter of 2019 the Commercial Demand Line of Credit agreement was terminated.

Avalon Holdings Corporation and Subsidiaries

Line of Credit Agreement

On May 31, 2018, Avalon entered into a new business loan agreement with Home Savings Bank, (the “Line of Credit Agreement”) which provides for a line of credit of up to $5.0 million with an original maturity date of May 31, 2020. On June 17, 2019, the Company amended the Line of Credit Agreement to extend the maturity date to May 31, 2021. Under the Line of Credit Agreement, borrowings in excess of $1.0 million are subject to a borrowing base which is calculated based off a specific level of eligible accounts receivable of the waste management business as defined in the agreement. The existing line of credit agreement with Home Savings Bank, dated December 20, 2016, as amended, which was entered into concurrently with the 2016 Term Loan Agreement, was terminated in conjunction with the new Line of Credit Agreement. No amounts were outstanding under the existing line of credit agreement at termination.

At December 20, 2019, the outstanding balance of $1.7 million under the Line of Credit Agreement was paid down with a portion of the proceeds from the New Term Loan Agreement. No amounts were drawn under the Line of Credit Agreement at December 31, 2019 and 2018. Outstanding borrowings under the Line of Credit Agreement bear interest at Prime Rate plus .25%. At December 31, 2019, the interest rate on the Line of Credit Agreement was 5.00%.

Borrowings under the Line of Credit Agreement are secured by certain business assets of the Company including accounts receivable, inventory and equipment. The Line of Credit Agreement also contains certain financial and other covenants, customary representations, warranties and events of default. Avalon was in compliance with the line of credit agreements covenants at December 31, 2019 and December 31, 2018.

During the years ended December 31, 2019 and 2018, the weighted average interest rate on outstanding borrowings was 5.46% and 5.35%, respectively.

Obligations under the Company’s debt agreements at December 31, 2019 and 2018 consist of the following (in thousands):

	2019
	Gross Amount	Debt Issuance Costs	Net Amount
New Term Loan Agreement	$23,000	$(415)	$22,585
Less current portion	1,057	(42)	1,015
Long-term debt	$21,943	$(373)	$21,570

	2018
	Gross Amount	Debt Issuance Costs	Net Amount
2016 Term Loan Agreement	$10,898	$(153)	$10,745
Less current portion	597	(19)	578
Long-term debt	$10,301	$(134)	$10,167

At December 31, 2019, future maturities of long-term debt are as follows (in thousands):

2020	$1,057
2021	1,111
2022	1,167
2023	1,227
2024	1,290
Thereafter	17,148
Total	$23,000

Avalon Holdings Corporation and Subsidiaries

Note 10. Income Taxes

Loss before income taxes for each of the two years in the period ended December 31, 2019 was subject to taxation under United States jurisdictions only. The provision for income taxes consists of the following (in thousands):

	2019	2018
Current:
Federal	$(3)	$(2)
State	163	169
Total current income taxes	160	167
Deferred:
Federal	-	-
State	-	-
Total deferred income taxes	-	-
Total provision for income taxes	$160	$167

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

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2019 and 2018 are as follows (in thousands):

	2019	2018
Deferred tax assets:
Accounts receivable, allowance for doubtful accounts	$71	$65
Reserves not deductible until paid	154	133
Net operating loss carryforwards
Federal	1,646	1,737
State	749	704
Federal tax credit	653	556
Business interest expense carryforward	235	-
Other	115	162
Gross deferred tax assets	3,623	3,357
Less valuation allowance	(2,043)	(1,881)
Deferred tax assets net of valuation allowance	$1,580	$1,476

Deferred tax liabilities:
Property and equipment	$(1,517)	$(1,438)
Other	(55)	(30)
Gross deferred tax liabilities	$(1,572)	$(1,468)
Net deferred tax asset	$8	$8

Avalon Holdings Corporation and Subsidiaries

The $1,572,000 of deferred tax liabilities will reverse in the same period and jurisdiction and is of the same character as the temporary differences giving rise to the $1,580,000 of deferred tax assets. Avalon has not provided a valuation allowance on the amount of deferred tax assets that it estimates will be utilized. If future taxable income is less than the amount that has been assumed in assessing the recoverability of the deferred tax assets, then an increase in the valuation allowance will be required, with a corresponding increase to income tax expense. Likewise, should Avalon ascertain in the future that it is more likely than not that deferred tax assets will be realized in excess of the net deferred tax assets, all or a portion of the $2,043,000 valuation allowance as of December 31, 2019, would be reversed as a benefit to the provision for income taxes in the period such determination was made.

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to loss before income taxes as a result of the following differences (in thousands):

	2019	2018
Loss before income taxes	$(375)	$(3,089)
Less net loss attributable to non-controlling interest in subsidiary	(80)	(2,112)
Loss before income taxes attributable to
Avalon Holdings Corporation common shareholders	(295)	(977)
Federal statutory rate	21%	21%
Computed Federal provision (benefit) for income taxes	(62)	(205)
State income taxes, net of federal income tax benefits	128	135
Change in valuation allowance	162	412
Increase in available federal tax credit	(97)	(80)
Other nondeductible expenses	39	34
Decrease (increase) in net operating loss carryforward:
State	-	(148)
Federal	-	4
Other, net	(10)	15
Total provision for income taxes	$160	$167

Avalon is subject to income taxes in the U.S. federal and various states jurisdictions. With few exceptions, Avalon is no longer subject to U.S. federal, state and local income tax examinations by taxing authorities for the years before 2015. Avalon recognizes any interest and penalty assessed by taxing authorities as a component of interest expense and other expense, respectively. There were no accruals for the payment of interest and penalties for 2019 and 2018.

Avalon made net income tax payments of approximately $151,000 and $109,000 in 2019 and 2018, respectively. At December 31, 2019, Avalon has taxable loss carryforwards for federal income tax purposes aggregating approximately $8,938,000 which are available to offset future federal taxable income. Legislation under the Tax Act allows for corporations to carryforward NOLs generated beginning in 2018 indefinitely.  NOLs generated in 2018 may offset 80% of future taxable income.  Of the $8,938,000 taxable loss carryforwards, $709,000 is carryforward indefinitely to offset 80% of future taxable income. These carryforwards expire in 2023 through 2037. In addition, at December 31, 2019, certain subsidiaries of Avalon have net operating loss carryforwards for state purposes of approximately $9,477,000 which are available to offset future state taxable income. These carryforwards expire at various dates through 2039. A valuation allowance has been provided because it is more likely than not that the deferred tax assets relating to certain of the federal and state loss carryforwards will not be realized.

Note 11. Retirement Benefits

Avalon sponsors a defined contribution profit sharing plan that is a qualified tax deferred benefit plan under Section 401(k) of the Internal Revenue Code (the “Plan”). Substantially all employees are eligible to participate in the Plan. The Plan provides for employer discretionary cash contributions as determined by Avalon’s Board of Directors. Discretionary contributions vest on a graduated basis and become 100% vested after five years of service. Plan participants may also contribute a portion of their annual compensation to the Plan, subject to maximums imposed by the Internal Revenue Code and related regulations. The Board decided not to make a discretionary employer contribution for 2019 or 2018.

Avalon Holdings Corporation and Subsidiaries

Note 12. Long-Term Incentive Plan

On March 14, 2019, the Board of Directors of Avalon approved the renewal of the expired 2009 Long-term Incentive Plan (the “2009 Plan”), which was set to expire in October of 2019. The 2009 Plan provides for the granting of options which are intended to be non-qualified stock options (“NQSO’s”) for federal income tax purposes except for those options designated as incentive stock options (“ISO’s”) which qualify under Section 422 of the Internal Revenue Code.

The name of the plan was changed to the 2019 Long-term Incentive Plan (“the Option Plan”) to reflect the year of approval. The Option Plan represents the renewal of the 2009 Plan which had 1,300,000 shares of Class A Common Stock available for stock options to employees and non-employee directors. The Option Plan has 1,300,000 shares available for stock options, less any shares of stock issued pursuant to options exercised under the 2009 Plan. The total number of shares under the Option Plan and the 2009 Plan will not exceed 1,300,000. Shares of stock covered by options granted pursuant to the 2009 Plan which terminate or expire prior to exercise or have been surrendered or canceled shall be available for further option grants under the Option Plan. On April 25, 2019, at the Annual Meeting of Shareholders, the shareholders approved the Option Plan.

The purpose of the Avalon Holdings Corporation 2019 Long-term Incentive Plan (the “Plan”) is (a) to improve individual employee performance by providing long-term incentives and rewards to employees of Avalon, (b) to assist Avalon in attracting, retaining and motivating employees and non-employee directors with experience and ability, and (c) to associate the interests of such employees and directors with those of the Avalon shareholders. At December 31, 2019, options to purchase 760,000 shares have been granted under the 2009 Plan. Of these, 72,000 shares have been exercised, and options for 688,000 shares remain outstanding.

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

The stock options, vest ratably over a five year period and have a contractual term of ten years from the date of grant. At the end of each contractual vesting period, the share price of the Avalon common stock, traded on a public stock exchange (NYSE Amex), must reach a predetermined price within three years following such contractual vesting period before the stock options are exercisable (See table below). If the Avalon common stock price does not reach the predetermined price, the stock options will either be cancelled or the period will be extended at the discretion of the Board of Directors. In 2018, the Board of Directors extended the period of time for certain vested options that were not exercisable due to those options not meeting the predetermined stock price within the three years following the contractual vesting period.

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

The following table is a summary of the stock option activity during 2019 and 2018:

		Weighted	Weighted
	Number of	Average	Average
	Options	Exercise	Fair Value at
	Granted	Price	Grant Date
Outstanding at January 1, 2018	760,000	$2.51	$1.00
Options granted	-	-	-
Options exercised	(72,000)	2.37	0.92
Options cancelled or forfeited	-	-	-
Outstanding at December 31, 2018	688,000	2.52	1.00
Options granted	-	-	-
Options exercised	-	-	-
Options cancelled or forfeited	-	-	-
Outstanding at December 31, 2019	688,000	$2.52	$1.00
Options Vested	652,000	$2.56	$1.03
Exercisable at December 31, 2019	634,000	$2.58	$1.05

The stock options vest and become exercisable based upon achieving two critical metrics as follows:

1)	Contract Vesting Term: The stock options vest ratably over a five year period.
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

Compensation costs were approximately $6,000 for both the years ended December 31, 2019 and 2018 based upon the estimated grant date fair value calculations. As of December 31, 2019, there was approximately $18,000 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 4.42 years.

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

Note 14. Legal Matters

In the ordinary course of conducting its business, Avalon becomes involved in lawsuits, administrative proceedings and governmental investigations, including those related to environmental matters. Some of these proceedings may result in fines, penalties or judgments being assessed against Avalon which, from time to time, may have an impact on its business and financial condition. Although the outcome of such lawsuits or other proceedings cannot be predicted with certainty, Avalon does not believe that any uninsured ultimate liabilities, fines or penalties resulting from such pending proceedings, individually or in the aggregate, would have a material adverse effect on its liquidity, financial position or results of operations (See Note 17).

In August 2018, Avalon filed a complaint in the United States District Court for the Southern District of New York against Guy Gentile and MintBroker International, Ltd (collectively “MintBroker”). The complaint seeks to recover from MintBroker all short-swing trading profits realized through its purchases and subsequent sales of the Avalon Class A Common Stock during the six month period ending on or about August 1, 2019, in accordance with Section 16(b) of the Securities Exchange Act of 1934, as amended, based on MintBroker’s Schedule 13(d), Form 3 and Form 4 filings made with the Securities and Exchange Commission. To date, a court date has not been scheduled.

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

Avalon’s golf and related operations segment consists of four golf courses and associated clubhouses which provide dining and banquet facilities, a hotel which provides lodging and resort related amenities including dining, banquet and conference facilities, a multipurpose recreation center and a travel agency. Revenue for the golf and related operations segment consists primarily of membership dues, greens fees, cart rentals, room rentals, merchandise sales, tennis and fitness activities, salon and spa services and food and beverage sales.

Avalon does not have significant operations located outside the United States and, accordingly, geographical segment information is not presented. In 2019 and 2018, no customer individually accounted for 10% or more of Avalon’s business segment or consolidated net operating revenues.

Avalon Holdings Corporation and Subsidiaries

The accounting policies of the segments are consistent with those described for the consolidated financial statements in the summary of significant accounting policies (See Note 2). Avalon measures segment profit for internal reporting purposes as income (loss) before taxes.

Business segment information including the reconciliation of segment income (loss) to consolidated loss before taxes is as follows (in thousands):

	2019	2018
Net operating revenues from:
Waste management services:
External customer revenues	$48,731	$44,535
Intersegment revenues	-	-
Total waste management services	48,731	44,535

Golf and related operations:
External customer revenues	19,626	17,699
Intersegment revenues	61	60
Total golf and related operations	19,687	17,759

Segment operating revenues	68,418	62,294
Intersegment eliminations	(61)	(60)
Total net operating revenues	$68,357	$62,234

Income (loss) before income taxes:
Waste management services	$4,423	$661
Golf and related operations	(803)	(4)
Segment income (loss) before taxes	3,620	657
Corporate interest expense	(770)	(626)
Corporate other income (expense), net	64	19
General corporate expenses	(3,289)	(3,139)
Loss before income taxes	$(375)	$(3,089)

Depreciation and amortization expense:
Waste management services	$59	$541
Golf and related operations	2,330	2,200
Corporate	133	136
Total depreciation and amortization expense	$2,522	$2,877

Interest expense:
Waste management services	$3	$4
Golf and related operations	64	45
Corporate	770	626
Total interest expense	$837	$675

Impairment of property and equipment
Waste management services	$-	$3,261
Golf and related operations	-	-
Corporate	-	-
Total interest expense	$-	$3,261

Avalon Holdings Corporation and Subsidiaries

	2019	2018
Capital expenditures:
Waste management services	$182	$64
Golf and related operations	7,536	3,771
Corporate	204	35
Total capital expenditures	$7,922	$3,870

Total assets:
Waste management services	$31,574	$27,383
Golf and related operations	55,369	48,074
Corporate	58,638	47,394
Subtotal	145,581	122,851
Elimination of intersegment receivables	(66,417)	(58,082)
Total assets	$79,164	$64,769

In comparing the total assets at December 31, 2019 with those at December 31, 2018, the increase in the total assets of the waste management services segment of $4.2 million is primarily a result of an increase in intersegment transactions, which are eliminated in consolidation, and to a lesser extent, the right-of-use assets relating to operating leases partially offset by a decrease in accounts receivable. The increase in total assets of the golf and related operations segment of $7.3 million was primarily due to capital expenditures related to the expansion of The Grand Resort, the real property acquired relating to New Castle Country Club and the right-of-use assets related to operating leases, partially offset by current year depreciation on property and equipment. The increase in corporate total assets of approximately $11.2 million is primarily due to an increase in restricted cash received in conjunction with our New Term Loan Agreement and an increase intersegment transactions, which are eliminated in consolidation.

Note 16. Certain Relationships and Related Transactions

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

As a result of a private placement offering, Avalon is not the majority owner of AWMS Holdings, LLC. At December 31, 2019 and 2018, respectively, Avalon owns approximately 47% of AWMS Holdings, LLC. In accordance ASC 810-10, due to the managerial control of AWMS Water Solutions, LLC, AWMS Holdings, LLC is a VIE, and the financial statements of AWMS Holdings, LLC and subsidiaries are included in Avalon’s consolidated financial statements. ASC 810-10 requires noncontrolling interests to be reported as a separate component of equity. The amount of net loss attributable to the noncontrolling interest is recorded in “net loss attributable to noncontrolling interest” in our Consolidated Statements of Operations.

Avalon Holdings Corporation and Subsidiaries

Note 17. Injection Wells Suspension

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

On September 14, 2017, an appeal hearing was held in the Ohio 10th District Court of Appeals and on July 31, 2018 a decision was issued on the appeal. The decision reinstated the previous Ohio Oil and Gas Commission decision in this matter.

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

On April 5, 2019, Avalon filed with the Oil and Gas Commission a motion to vacate its prior decisions in this matter. There can be no guarantee that the salt water injection wells will resume operations, but the Company will continue to pursue all available avenues to allow the restart of the Company’s salt water injection well under reasonable conditions. Currently, there is no implemented state-wide policy on induced seismicity and the Ohio Department of Natural Resources (“ODNR”) has refused to communicate with the Company regarding the status and requirements of any policymaking. The operations of Company’s injection wells will remain suspended until that time. The Oil and Gas Commission scheduled a hearing on this motion for August 13, 2019.  Before the hearing began, and in response to the Division’s motion to dismiss the Company’s motion to vacate, the Commission dismissed the matter.  The Company appealed that decision to the Franklin County Court of Common Pleas, which is pending.

Avalon Holdings Corporation and Subsidiaries

Concurrently with the filing of the appeal with the Franklin County Court of Common Pleas, the Company filed a writ of mandamus in the 10th District Court of Appeals on August 30, 2019 to compel the chief of the Division to issue restart orders, or alternative orders that would allow the Company to either restart the AWMS #2 well, or appeal said orders to the Oil and Gas Commission in accordance with Ohio Law.

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

On March 18, 2019, Avalon, received notice that the 11th Appellate District Court in Trumbull County, Ohio issued summary judgment in favor of the Ohio Department of Natural Resources in the writ of mandamus action that resulted from the suspension order of the Company’s salt water injection well. The decision was appealed to the Supreme Court of Ohio on April 5, 2019. Oral arguments in the case have been scheduled to commence in April 2020.

Note 18. Asset Acquisitions

On March 7, 2018, Avalon, through a newly created subsidiary, Avalon Mahoning Sports Center, Inc., completed the acquisition of the Boardman Tennis Center property in Boardman, Ohio for approximately $1.3 million in cash. In accordance with our 2016 Term Loan Agreement, the Company withdrew funds from the restricted cash account for reimbursement for capital expenditures incurred in 2017 related to The Grand Resort that were paid with operating cash to fund the acquisition of the Boardman Tennis Center property. Subsequent to the acquisition, the Boardman Tennis Center property was named the Avalon Athletic Club at Boardman. The primary assets of the Avalon Athletic Club at Boardman include the acquired real property consisting of the building and associated land.

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

The acquisition of the facility and its associated subsequent renovation is consistent with the Company’s athletics and fitness business strategy. Members of the Avalon Golf and Country Club have access to the facility and all the athletic and fitness related activities offered by the Avalon Athletic Club at Boardman. In addition, hotel guests at The Grand Resort can utilize the facility during their stay. The Avalon Athletic Club at Boardman earns revenue through membership fees, athletic and fitness related activities.

The Company accounted for the acquisition of the Avalon Athletic Club at Boardman in accordance with ASU 2017-01. In accordance with ASU 2017-01, the Company evaluated whether to account for the transaction as either a business or asset acquisition. The Company determined that all of the fair value of the gross assets acquired was concentrated in the real property. In accordance with the guidance, assets that are attached to each other, such as land and a building residing on the land which cannot be physically removed and used separately from each other without incurring significant cost are considered to be a single identifiable asset. In accordance with ASU 2017-01, the Company accounted for the transaction as an asset acquisition as all of the value of the gross assets acquired resides in that single asset.

Avalon Holdings Corporation and Subsidiaries

The following table summarizes the fair values of the assets acquired and liabilities assumed at the transaction date (in thousands):

Assets acquired:
Building and land	$1,302
Total assets acquired:	1,302
Liabilities assumed:
Accrued liabilities	33
Total liabilities assumed	33
Total consideration	$1,269

New Castle Country Club property

On May 13, 2019, Havana Cigar Shop, Inc., a wholly owned subsidiary of Avalon, entered into an asset Purchase and Sale Agreement with New Castle Country Club (“the Club”) for the purchase of the real property assets associated with the Club. Havana Cigar Shop, Inc. concurrently entered into an Assignment and Assumption and Commercial Loan Modification Agreement with Mercer County State Bank for the outstanding debt under the Club’s Commercial Mortgage and Demand Line of Credit, as amended, (collectively the “Agreements”) at closing as consideration for the purchase of the real property of the Club. The total amount of outstanding debt under the Agreements assumed by Havana Cigar Shop, Inc., at closing was approximately $0.8 million (See Note 9).

Subsequent to the asset Purchase and Sale Agreement, Havana Cigar Shop, Inc. was named Avalon Field Club at New Castle. Avalon Field Club at New Castle is currently in operation. The operating results are included in the Company’s Consolidated Statements of Operations and within Avalon’s golf and related operations segment from the date of acquisition. The net operating revenues and results of operations related to Avalon Field Club at New Castle from the period of acquisition are not significant and, accordingly, are not provided.

The acquisition is consistent with the Company’s golf operations business strategy as members of the Avalon Golf and Country Club have access to all the golf and related country club activities offered by Avalon Field Club at New Castle. In addition, hotel guests at The Grand Resort can utilize the facility during their stay. Avalon Field Club at New Castle earns revenue through membership dues, food, beverage and merchandise sales, greens fees and associated cart rentals.

The Company accounted for the acquisition of Avalon Field Club at New Castle in accordance with ASU 2017-01. In accordance with ASU 2017-01, the Company evaluated whether to account for the transaction as either a business or asset acquisition. The Company determined that all of the fair value of the gross assets acquired was concentrated in the real property. In accordance with the guidance, assets that are attached to each other, such as land and a building residing on the land which cannot be physically removed and used separately from each other without incurring significant cost are considered to be a single identifiable asset. In accordance with ASU 2017-01, the Company accounted for the transaction as an asset acquisition as all of the value of the gross assets acquired resides in that single asset.

In accordance with ASU 2017-01, the Company capitalized approximately $67,000 of transaction costs as a component of the cost of the real property assets acquired.

Avalon Field Club also assumed the remaining term of the Club’s golf cart operating lease. At acquisition the Company recorded an operating lease right-of-use asset and corresponding obligation under operating leases of approximately $126,000. The golf cart operating lease had a remaining lease term of 3 years at the acquisition date.

Avalon Holdings Corporation and Subsidiaries

The following table summarizes the fair values of the assets acquired and liabilities assumed at the transaction date (in thousands):

Assets acquired:
Building and land	$854
Operating lease right-of-use assets	126
Prepaid real estate taxes	23
Total assets acquired:	1,003
Liabilities assumed:
Commercial mortgage	653
Demand line of credit	134
Obligations under operating leases	126
Total liabilities assumed	913
Total consideration	$90

Avalon Holdings Corporation and Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Avalon Holdings Corporation

Opinion on the financial statements

We have audited the accompanying consolidated balance sheet of Avalon Holdings Corporation (an Ohio corporation) and subsidiaries (the “Company”) as of December 31, 2019, the related consolidated statement of operations, shareholders’ equity, and cash flow for the year ended December 31, 2019 and the related notes and financial statement schedule included under Item 15(a) (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Change in accounting principle

As discussed in Note 3 to the consolidated financial statements, the Company has changed its method of accounting for leases in 2019 due to the adoption of ASU 2016-02, “Leases”.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2019.

Cleveland, Ohio

March 12, 2020

Avalon Holdings Corporation and Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors

Avalon Holdings Corporation

Warren, Ohio

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Avalon Holdings Corporation (the “Company”) and subsidiaries as of December 31, 2018 and the related consolidated statement of operations, shareholders’ equity, and cash flows for the year then ended and the related notes and schedule listed in the accompanying index (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries at December 31, 2018 and the results of their operations and their cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BDO USA, LLP

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

With our participation, an evaluation of the effectiveness of our internal control over financial reporting was conducted as of December 31, 2019, based upon the framework and criteria established in Internal Control – Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2019.

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

March 12, 2020

Avalon Holdings Corporation and Subsidiaries

Company Location Directory

Golf and Related
Corporate Office	Operations

Avalon Holdings Corporation	Avalon Resorts and Clubs, Inc.
One American Way	One American Way
Warren, Ohio 44484-5555	Warren, Ohio 44484-5555
(330) 856-8800	(330) 856-8898

Waste Management	Avalon Clubs, Inc.
Services	One American Way
Warren, Ohio 44484-5555
American Waste Management	(330) 856-8898
Services, Inc.
One American Way	Avalon Resorts, Inc.
Warren, Ohio 44484-5555	One American Way
(330) 856-8800	Warren, Ohio 44484-5555
(330) 856-8898
American Landfill
Management, Inc.	Avalon Golf and Country Club
One American Way	One American Way
Warren, Ohio 44484-5555	Warren, Ohio 44484-5555
(330) 856-8800	(330) 856-8898

American Construction Supply, Inc.	Avalon Lakes Golf Course
One American Way	One American Way
Warren, Ohio 44484-5555	Warren, Ohio 44484-5555
(330) 856-8800	(330) 856-8898

American Water Solutions, LLC	Squaw Creek Golf Course
One American Way	761 Youngstown-Kingsville Road
Warren, Ohio 44484-5555	Vienna, Ohio 44473
(330) 856-8800	(330) 539-5103

AWMS Holdings, LLC	Avalon Country Club at Sharon, Inc.
One American Way	1030 Forker Blvd.
Warren, Ohio 44484-5555	Hermitage, PA 16148-1566
(330) 856-8800	(724) 981-6700

AWMS Rt. 169, LLC	The Avalon Resort and Spa LLC
One American Way	9519 East Market Street
Warren, Ohio 44484-5555	Warren, OH 44484-5555
(330) 856-8800	(330) 856-1900

Avalon Travel, Inc.
One American Way
Warren, Ohio 44484-5555
(330) 856-8400

Avalon Mahoning Sports Center, Inc.
One American Way
Warren, Ohio 44484-5555
(330) 856-8898

Avalon Cigar Shop, Inc.
One American Way
Warren, Ohio 44484-5555
(330) 856-8898

Avalon Holdings Corporation and Subsidiaries

Directors and Officers

Directors	Officers

Ronald E. Klingle	Ronald E. Klingle
Chairman of the Board and	Chairman of the Board and Chief Executive Officer
Chief Executive Officer
Executive Committee (Chairman)	Bryan P. Saksa
Compensation Committee	Chief Financial Officer, Treasurer and Secretary

Bryan P. Saksa	Frances R. Klingle
Chief Financial Officer, Treasurer	Chief Administrative Officer
and Secretary
Compensation Committee (Chairman)	Clifford P. Davis
Chief Technology Officer
Kurtis D. Gramley
Chairman and Chief Executive Officer,	Richard R. Fees
Edgewood Surgical Hospital	Controller
Audit Committee (Chairman)
Executive Committee
Option Plan Committee

Stephen L. Gordon
Partner, Beveridge & Diamond, P.C.
Compensation Committee
Audit Committee
Option Plan Committee (Chairman)

David G. Bozanich
Financial Consultant
Audit Committee
Executive Committee
Option Plan Committee

Avalon Holdings Corporation and Subsidiaries

Shareholder

Information

Common stock information

Avalon’s Class A Common Stock is listed on the NYSE Amex (symbol: AWX). Quarterly stock information for 2019 and 2018 as reported by The Wall Street Journal is as follows:

2019:
Quarter Ended	High	Low	Close
March 31	$3.53	$2.43	$2.58
June 30	3.14	2.22	2.49
September 30	2.80	2.10	2.21
December 31	2.59	1.84	1.92

2018:
Quarter Ended	High	Low	Close
March 31	$2.51	$1.93	$2.20
June 30	3.64	2.06	2.16
September 30	20.20	2.16	3.72
December 31	4.95	2.50	2.65

No dividends were paid during 2019 or 2018.

There are 302 Class A and 9 Class B Common Stock shareholders of record as of the close of business March 6, 2020. The number of holders is based upon the actual holders registered on the records of Avalon’s transfer agent and registrar and does not include holders of shares in “street names” or persons, partnerships, associations, corporations or other entities identified in security position listings maintained by depository trust companies.

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

Avalon Holdings Corporation and Subsidiaries

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

54