Form 10-K, Exhibit 13
period 2020-12-31
AVALON HOLDINGS CORP
filed 2021-03-11
CIK 1061069

Exhibit 13.1

F i n a n c i a l  H i g h l i g h t s

(in thousands, except for per share amounts)

For the year	2020	2019

Net operating revenues	$58,720	$68,357
Income (loss) before income taxes	52	(375)
Net income (loss) attributable to
Avalon Holdings Corporation common shareholders	14	(455)
Net income (loss) per share attributable to
Avalon Holdings Corporation common shareholders	0.00	(0.12)

At year-end	2020	2019

Working capital deficit	$(1,924)	$(3,412)
Total assets	77,950	79,164
Avalon Holdings Corporation Shareholders' Equity	37,093	37,030

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

C o n t e n t s

Financial Highlights	1

Management’s Discussion and Analysis of Financial Condition and Results of Operations	2

Consolidated Balance Sheets	19

Consolidated Statements of Operations	20

Consolidated Statements of Cash Flows	21

Consolidated Statements of Shareholders’ Equity	22

Notes to Consolidated Financial Statements	23

Report of Independent Registered Public Accounting Firm	48

Management’s Annual Report on Internal Controls over Financial Reporting	49

Company Location Directory	50

Directors and Officers	51

Shareholder Information	52

Avalon Holdings Corporation and Subsidiaries

M a n a g e m e n t ’ s  D i s c u s s i o n  a n d  A n a l y s i s  o f  F i n a n c i a l  C o n d i t i o n  a n d  R e s u l t s  o f  O p e r a t i o n s

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

Liquidity and Capital Resources

For the year ended December 31, 2020, Avalon utilized existing cash, cash provided by operations and cash proceeds received under the Paycheck Protection Program to meet operating needs and make required monthly payments on our term loan facility. Cash in our project fund account was utilized to fund capital expenditures which included the continued renovation of The Grand Resort as further described below.

Financial Impact of COVID-19 Pandemic

During 2020, the various governmental orders issued to control the spread of COVID-19 adversely impacted our operations and related financial results. Our restaurant operations generated significantly lower revenue as a result of the restrictions that were placed on in-house dining. Food and beverages sales related to banquets and conferences were significantly lower during 2020 as a result of restrictions placed on gatherings and events. In addition, the Company had high levels of room and event cancellations with some subsequent re-bookings that occurred in the third and fourth quarter of 2020 and into 2021. Our fitness, athletics, salon and spa operations generated no revenue under the Stay at Home orders. In addition, our waste management brokerage business has experienced a decline in both continuous and event work due to government restrictions placed on its customers and associated shutdowns.

We may continue to experience weakened demand in light of continued travel restrictions or warnings, consumer fears and reduced consumer discretionary spending and general economic uncertainty. In light of the foregoing, we are unable to determine when our operations will return to pre-pandemic demand or pricing.   The Company engaged in efforts to reduce expenses, including reducing employee costs, through hiring freezes, headcount reductions and substantial furloughs of employees. The Company rehired employees in late May 2020 to meet business needs as the government restrictions on certain business operations were reduced or lifted. Governmental bodies may continue to impose additional restrictions, which could include additional shutdowns, to stop the spread of infection. These additional restrictions would have a negative impact on our financial condition, results of operations and cash flows.

Avalon Holdings Corporation and Subsidiaries

Paycheck Protection Program Loan

The Coronavirus Aid, Relief, and Economic Security Act, or (“CARES”) Act, was signed into law on March 27, 2020, and provides over $2.0 trillion in emergency economic relief to individuals and businesses impacted by the COVID-19 pandemic. The CARES Act authorized the Small Business Administration to temporarily guarantee loans under a new loan program called the Paycheck Protection Program (the “Program”). The Program provides for 100% federally guaranteed loans to small businesses to allow employers to keep workers employed and maintain payroll during the pandemic and economic downturn. Under the Program, qualified companies are eligible for a loan in an amount equal to the lesser of $10 million or 2.5 times the business’s average monthly payroll. Collateral or guarantor support is not required for the loan.

Under the Program, the borrower is eligible for loan forgiveness up to the amount the borrower spends on certain eligible costs during, at the borrowers election, either an 8 or 24 week covered period beginning on the date the proceeds were received on the loan. Eligible costs under the Program include payroll costs, interest on mortgage obligations incurred before the covered period, rent on leasing agreements and utility services. The amount of loan forgiveness is reduced if there is a reduction in the number of employees or a reduction of greater than 25% in wages paid to employees. Under the Program, proceeds that are not forgiven convert to a loan bearing interest at a fixed rate of 1% payable, at the borrowers election, in either 18 or 54 equal monthly installments commencing 10 months after the end of their covered period.

In the second quarter of 2020, certain wholly-owned subsidiaries of Avalon entered into agreements and received a total of approximately $2.8 million in loans under the Program. The Company utilized the entire balance of the loan proceeds under the 24 week loan forgiveness period and subsequently applied for forgiveness with the Small Business Administration in accordance with the Program’s guidelines.

During the fourth quarter of 2020, approximately $0.8 million of the loans and $4,000 of associated interest were forgiven by the Small Business Administration. Debt forgiven in accordance with the Program is recognized in our Consolidated Statements of Operations as a gain on debt extinguishment.

Subsequent to December 31, 2020, approximately $1.1 million of the loans and $8,000 of associated interest were forgiven by the Small Business Administration. The Company anticipates the remaining loans, and associated interest, will be forgiven in the first or second quarter of 2021. In the event that the Small Business Administration does not forgive any or a portion of the loan, the Company will repay amounts that are not forgiven using an 18 month repayment schedule with payments scheduled to commence in the third quarter of 2021.

New Castle Country Club Real Property Acquisition

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

The outstanding balance under the Commercial Demand Line of Credit was repaid in the second quarter of 2019 and in the fourth quarter of 2019 the Commercial Demand Line of Credit was terminated. The remaining outstanding balance under the Commercial Mortgage was refinanced and terminated in conjunction with the New Term Loan Agreement as further discussed below.

Avalon Holdings Corporation and Subsidiaries

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

Capital Expenditures

In 2020, Avalon incurred capital expenditures of $5.1 million of which $4.5 million of such expenditures was paid to vendors in 2020. Expenditures primarily related to the continued renovation and expansion of The Grand Resort. In addition, approximately $0.4 million of such expenditures related to golf course maintenance equipment acquired under new finance lease agreements. In 2019, Avalon incurred capital expenditures of $7.9 million of which $7.2 million of such expenditures was paid to vendors in 2019. Expenditures primarily related to the continued renovation and expansion of The Grand Resort and, to a lesser extent, the renovation of the Avalon Athletic Club at Boardman. In addition, approximately $0.2 million of such expenditures related to equipment acquired under new finance lease agreements.

In 2020 and 2019, The Grand Resort was in operation but still in the process of being renovated and expanded. The renovations and expansion include the renovation of existing hotel rooms and the addition of a new restaurant, bars, cigar lounge, salon and spa, outdoor resort pool and Roman Bath. Avalon’s aggregate capital expenditures in 2021 are expected to be in the range of $3.0 million to $4.0 million, funded with cash from our project fund account. Capital expenditures principally relate to the continued renovation and expansion of The Grand Resort, renovation of the Avalon Field Club at New Castle facility, building improvements and equipment purchases.

New Term Loan Agreement

On December 20, 2019, Avalon and certain direct and indirect wholly owned subsidiaries entered into a loan and security agreement (the “New Term Loan Agreement”) with Laurel Capital Corporation which provided for a $23.0 million term loan. The New Term Loan Agreement proceeds were utilized to pay off and refinance the Company’s existing term loan and commercial mortgage agreements, pay down the outstanding balance and associated interest on the Company’s line of credit agreement and pay related transaction costs. The remaining proceeds were deposited into a project fund account for which those proceeds are required to fund future costs of renovating and expanding both The Grand Resort and Avalon Field Club at New Castle.

At closing, $10.3 million of the proceeds were used to pay off and refinance amounts outstanding under our term loan agreement with Laurel Capital Corporation, dated December 20, 2016 (“2016 Term Loan Agreement”), $2.9 million of the proceeds were used to pay off and refinance amounts outstanding under our term loan agreement with Laurel Capital Corporation, dated March 29, 2019 (“2019 Term Loan Agreement”), $1.7 million of the proceeds were used to pay down the outstanding balance and associated interest on our existing line of credit agreement with Premier Bank (formerly Home Savings Bank), dated May 31, 2018, as amended, $0.6 million of the proceeds were used to pay off amounts outstanding under our commercial mortgage agreement with Mercer County State Bank, dated May 13, 2019 (“Commercial Mortgage”) and $0.3 million of the proceeds were utilized to pay transaction costs. The remaining proceeds of approximately $7.2 million were deposited into a project fund account. At December 31, 2020 and 2019, loan proceeds of $3.9 and $7.2 million, respectively, remained in the project fund account.

The 2016 Term Loan Agreement, 2019 Term Loan Agreement and the Commercial Mortgage Agreement were terminated in conjunction with the New Term Loan Agreement.

Avalon Holdings Corporation and Subsidiaries

The New Term Loan Agreement is payable in 119 equal monthly installments of principal and interest, based on a fifteen (15) year maturity schedule which commenced January 20, 2020 followed by one final balloon payment of all remaining principal, interest and fees due on the maturity date of December 20, 2029. Borrowings under the New Term Loan Agreement bear interest at a fixed rate of 5.00% until the fifth anniversary date of the closing at which time the interest rate will be reset to a fixed rate equal to the greater of (a) 5.00% per annum or (b) the sum of the five year treasury rate on the date two (2) business days prior to the reset date plus 3.60%, provided that the applicable rate shall in no event exceed 7.35% per annum.

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

Borrowings under the New Term Loan Agreement are secured by certain real property and related business assets as defined in the agreement. The New Term Loan Agreement contains a Fixed Charge Coverage Ratio requirement of at least 1.20 tested on an annual basis on December 31 of each year commencing December 31, 2020. The New Term Loan also contains other nonfinancial covenants, customary representations, warranties and events of default. Avalon was in compliance with the New Term Loan Agreement covenants at December 31, 2020 and 2019, respectively.

Line of Credit Agreement

On May 31, 2018, Avalon entered into a business loan agreement with Premier Bank (formerly Home Savings Bank), (the “Line of Credit Agreement”) which provides for a line of credit of up to $5.0 million. On August 5, 2020, the Company amended the Line of Credit Agreement to extend the maturity date to July 31, 2022. Under the Line of Credit Agreement, borrowings in excess of $1.0 million are subject to a borrowing base which is calculated based off a specific level of eligible accounts receivable of the waste management business as defined in the agreement.

At December 20, 2019, the outstanding balance of $1.7 million under the Line of Credit Agreement was paid down with a portion of the proceeds from the New Term Loan Agreement. No amounts were drawn under the Line of Credit Agreement at December 31, 2020 and 2019. Outstanding borrowings under the Line of Credit Agreement bear interest at Prime Rate plus .25%. At December 31, 2020, the interest rate on the Line of Credit Agreement was 3.50%.

Borrowings under the Line of Credit Agreement are secured by certain business assets of the Company including accounts receivable, inventory and equipment. The Line of Credit Agreement contains a Fixed Charge Coverage Ratio requirement of at least 1.20 tested on an annual basis on December 31 of each year. The Line of Credit Agreement also contains other nonfinancial covenants, customary representations, warranties and events of default. Avalon was in compliance with the Line of Credit Agreements covenants at December 31, 2020 and 2019, respectively.

During the years ended December 31, 2020 and 2019, the weighted average interest rate on outstanding borrowings was 4.73% and 5.46%, respectively.

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

Working Capital

At December 31, 2020 and December 31, 2019, there was a working capital deficit of approximately $1.9 million and $3.4 million, respectively. Working capital was primarily positively impacted by an increase in cash and cash equivalents and a decrease in accounts payable. This increase was partially offset by a decrease in accounts receivable and an increase in the current portion of long-term debt related to the Paycheck Protection Program loans.

Accounts receivable decreased to $8.7 million at December 31, 2020 compared with $12.0 million at December 31, 2019. The decrease was primarily the result of the decline in net operating revenues related to the waste management services segment of approximately $2.0 million in the fourth quarter of 2020 compared with the fourth quarter of 2019 and the timing of receipt on those associated receivables. Accounts receivable related to the golf and related operations segment decreased slightly due to the timing of annual membership renewals.

Accounts payable was $9.1 million at December 31, 2020 compared to $11.7 million at December 31, 2019. The decrease in accounts payable was primarily due to a decrease in amounts due to disposal facilities and transportation carriers of the waste management services associated with the decrease in the net operating revenues in the fourth quarter of 2020 compared to the fourth quarter of 2019 and the associated timing of those vendor payments in the ordinary course of business. Accounts payable related to the golf and related operations also decreased as a result of decreased business operations during the fourth quarter of 2020 compared to the fourth quarter of 2019 and a decrease in unpaid construction invoices at December 31, 2020 compared to December 31, 2019.

Deferred revenue relating to membership dues was approximately $3.2 million at both December 31, 2020 and 2019. The number of members at December 31, 2020 was 4,920 compared to 5,051 at December 31, 2019.

Management believes that anticipated cash provided from future operations will be sufficient to meet operating requirements and make required monthly payments under our term loan facility. Depending on the continued duration the COVID-19 pandemic may have on our business, Avalon will take all available actions to fund operating requirements including borrowing from our existing line of credit.

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

Golf and Related Operations Segment

In August 2014, the Company acquired The Grand Resort (formerly The Avalon Inn) which was integrated into the golf and related operations segment. The acquisition is consistent with the Company's business strategy in that The Grand Resort provides guests with a self-contained vacation experience, offering hotel guests golf packages to all of the golf courses of the Avalon Golf and Country Club and allows its guests to utilize the facilities at each of the clubhouses. Members of the Avalon Golf and Country Club also have access to all of the amenities offered by The Grand Resort. The Grand Resort is open year-round and provides a consistent, comfortable environment where our guests can enjoy our various amenities and activities. Avalon believes that the combination of its golf facilities and The Grand Resort will result in additional memberships in the Avalon Golf and Country Club.

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

Avalon Holdings Corporation and Subsidiaries

Performance in 2020 compared with 2019

Overall Performance

Net operating revenues decreased to $58.7 million in 2020 compared with $68.3 million in 2019. Net operating revenues decreased between years as a result of the government mandated shut downs and restrictions associated with the COVID-19 pandemic. This decrease was primarily due to a decrease in net operating revenues of the waste management services segment. Net operating revenues of the waste management services segment were $40.4 million in 2020 compared with $48.7 million in 2019. In addition, net operating revenues of the golf and related operations segment decreased in 2020 compared to 2019. Net operating revenues of the golf and related operations segment were approximately $18.3 million in 2020 compared to $19.6 million in 2019.

Costs of operations related to the waste management segment decreased to $31.7 million in 2020 compared with $39.2 million in 2019. The decrease in the cost of operations between years for the waste management segment is primarily due to the decreased net operating revenues as these costs vary directly with the associated revenues. Total cost of operations related to the golf and related operations segment decreased to $15.4 million in 2020 compared to $17.1 million in 2019. The decrease was primarily a result of lower employee related costs and food and beverage product costs during 2020 when compared to 2019 due to the decrease in operations as a result of the government mandated shut downs and restrictions associated with the COVID-19 pandemic.

Depreciation and amortization expense was approximately $2.9 million in 2020 compared to $2.5 million in 2019. The increase is due to the higher depreciable asset base primarily due to the renovation and expansion of The Grand Resort.

Consolidated selling, general and administrative expenses were approximately $8.7 million in 2020 compared to $9.4 million in 2019. The decrease was attributable to lower employee related costs, legal and professional costs and advertising costs.

Gain on debt extinguishment was approximately $0.8 million in 2020 representing the Paycheck Protection Program loans that were forgiven by the Small Business Administration received under the CARES Act.

Interest expense was approximately $1.2 million in 2020 compared to $0.8 million in 2019. The increase in interest expense is due to the higher average outstanding debt during 2020 compared to the prior year. This increase was partially offset by a lower weighted average interest rate on the outstanding borrowings. During the years ended December 31, 2020 and 2019, the weighted average interest rate on outstanding borrowings was 4.73% and 5.46%, respectively.

Net income attributable to Avalon Holdings Corporation common shareholders was less than $0.1 million, or $0.00 per share, in 2020 compared with a net loss attributable to Avalon Holdings Corporation common shareholders of $0.5 million, or $0.12 per share, in 2019.

Avalon Holdings Corporation and Subsidiaries

Segment Performance

Segment performance should be read in conjunction with Note 15 to the Consolidated Financial Statements.

Waste Management Services Segment

The net operating revenues of the waste management services segment decreased to $40.4 million in 2020 compared with $48.7 million in 2019. The waste management services segment includes waste disposal brokerage and management services, captive landfill management operations and salt water injection well operations.

During 2020, our waste disposal brokerage business experienced a decline in both continuous and event work due to government restrictions placed on its customers and related shutdowns as a result of the COVID-19 pandemic. The net operating revenues of the waste disposal brokerage and management services business decreased to $38.1 million in 2020 from $46.0 million in 2019. Event work net operating revenues related to multiple projects decreased by approximately $4.7 million during 2020 when compared to 2019. Event work is defined as bid projects under contract that occurs on a one-time basis over a short period of time. Such work can fluctuate significantly from year to year. Event work net operating revenues were approximately $15.9 million in 2020 compared with $20.6 million in 2019. In addition, continuous work of the waste disposal brokerage business decreased approximately $3.4 million between years as a result of a decline in work from multiple customers. Net operating revenues related to continuous work were approximately $21.3 million in 2020 compared with $24.7 million in 2019. Net operating revenues related to managerial, consulting and clerical services were approximately $0.9 million in 2020 compared to $0.7 million in 2019. Net operating revenue relating to managerial, consulting and clerical services, which is performed for one customer, is entirely dependent on that customer’s needs. The managerial, consulting and clerical contract ended in the third quarter of 2020.

The net operating revenues of the captive landfill management operations were approximately $2.3 million in 2020 compared to $2.7 million in 2019. The net operating revenues of the captive landfill operations are almost entirely dependent upon the volume of waste generated by the owner of the landfill for whom Avalon manages the facility.

Costs of operations related to the waste management segment decreased to $31.7 million in 2020 compared with $39.2 million in 2019. The decrease in the cost of operations between periods for the waste management segment is primarily due to the decreased net operating revenues as these costs vary directly with the associated revenues. The overall gross margin percentage of the waste brokerage and management services business was approximately 21% in 2020 compared to 20% in 2019. The increase in the overall gross margin percentage was attributable to the higher gross profit generated from both continuous and event work during 2020.

Income before income taxes for the waste management services segment were approximately $4.6 million in 2020 compared to $4.4 million in 2019. Income before income taxes of the waste brokerage and management services business was approximately $4.2 million in 2020 compared to $4.1 million in 2019. During 2020, the gain on debt extinguishment of approximately $0.6 million representing the Paycheck Protection Program loan that was forgiven by the Small Business Administration received under the CARES Act more than offset the decrease in income before income taxes attributable to lower operating revenues and associated gross margin.

Income before income taxes of the captive landfill operations were approximately $0.4 million in both 2020 and 2019. During 2020, the gain on debt extinguishment of approximately $0.1 million representing the Paycheck Protection Program loan that was forgiven by the Small Business Administration received under the CARES Act offset the decrease in income before income taxes attributable to lower net operating revenue and associated gross margin.

During 2020 the salt water injection wells incurred a loss before income taxes of less than $0.1 million compared to a loss before income taxes of approximately $0.1 million in 2019. During 2020 and 2019, the loss before income taxes was primarily due to legal and professional costs incurred relating to Avalon’s mandamus processes.

Avalon Holdings Corporation and Subsidiaries

Golf and Related Operations Segment

Net operating revenues of the golf and related operations segment were approximately $18.3 million in 2020 compared to $19.6 million in 2019. Avalon’s golf and related operations segment consists of the operation and management of four golf courses and related country clubs which provide dining and banquet facilities, a hotel which provides lodging, dining, banquet and conference facilities and other resort related amenities, a multipurpose recreation center and a travel agency.

Food, beverage and merchandise sales decreased to approximately $6.4 million in 2020 compared to $7.9 million in 2019. Our restaurant operations generated lower revenue in 2020 due to the government mandated restrictions placed on in-house dining as a result of The Ohio Department of Health and The Pennsylvania Department of Health Director's Orders (the “Orders”) which temporarily closed all bars and restaurants to in-house patrons in response to the COVID-19 pandemic. In accordance with the Orders, the Company continued to provide take-out, but revenues related to these services were not significant during that period. The Orders also placed a limit on mass gatherings and large community events. Food and beverages sales related to banquets and conferences were significantly lower during 2020 compared to 2019 as a result of these government mandated restrictions. In the second quarter of 2020, the states of Ohio and Pennsylvania allowed for the reopening of dining rooms and limited gatherings under mandated restrictions. In December 2020, additional temporary mitigation measures were placed into effect until January 4, 2021 in the state of Pennsylvania. These measures included prohibiting in-house dining and indoor activities at gym and fitness facilities. Indoor gatherings and events of more than 10 people were also prohibited under the mitigation measures.

Other net operating revenues related to the golf and related operations were approximately $11.9 million in 2020 compared to $11.7 million in 2019. Membership dues revenue was approximately $6.0 million in 2020 compared to $5.7 million in 2019. The increase in membership dues revenue was attributable to both an increase in annual membership dues rates and an increase in the average number of members between years. The average number of members during 2020 was 4,995 compared to 4,881 in 2019. Net operating revenues related to room rental was approximately $2.2 million in 2020 compared to $2.3 million in 2019. During 2020, the Company had significantly lower occupancy compared to 2019 due to customer cancellations of overnight stays in response to the COVID-19 pandemic. The decrease in room revenue as a result of the lower occupancy was partially offset by an increase in average room rates when compared to the prior period. Other revenues consisting of athletic, fitness, travel agency, salon and spa related activities decreased to approximately $1.4 million in 2020 compared to $1.8 million in 2019 due to the Orders requiring all nonessential business activities, including athletic, fitness, salon and spa activities to temporarily cease operations. These business activities were allowed to resume operating late in the second quarter of 2020. Greens fees and associated cart rentals were approximately $2.3 million in 2020 compared to $1.9 million in 2019. The increase in greens fees and associated cart rental net operating revenues was due to an increase in rounds played during 2020 compared to 2019. Due to adverse weather conditions, net operating revenues relating to the golf courses, which are located in northeast Ohio and western Pennsylvania, were minimal during the first three months of 2020 and 2019.

Total cost of operations for the golf and related operations segment were $15.4 million in 2020 compared with $17.1 million in 2019. Cost of food, beverage and merchandise was approximately $2.8 million in 2020 compared to $3.5 million in 2019. The decrease in food, beverage and merchandise costs between periods is attributable to lower revenues. The cost of food, beverage and merchandise sales was approximately 44% of associated revenue in both 2020 and 2019. Golf and related operations operating costs decreased to approximately $12.6 million in 2020 compared with $13.6 million in 2019. The decrease in operating costs between periods was directly attributable to the decreased business operations under the Orders.

The golf and related operations recorded a loss before income taxes of $0.2 million in 2020 compared with a loss before income taxes of $0.8 million in 2019. The change between periods was primarily a result of higher net operating revenues and associated gross profit related to membership dues, greens fees and cart rentals. In addition, the golf and related operations recorded a gain on debt extinguishment of approximately $0.2 million representing the Paycheck Protection Program loan that was forgiven by the Small Business Administration received under the CARES Act.

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

General Corporate Expenses

General corporate expenses were $3.2 million in 2020 compared to $3.3 million in 2019. The decrease was attributable to lower legal and professional costs.

Avalon Holdings Corporation and Subsidiaries

Interest Expense

Interest expense was approximately $1.2 million in 2020 compared to $0.8 million in 2019. The increase in interest expense is due to the higher average outstanding debt during 2020 compared to the prior year. This increase was partially offset by a lower weighted average interest rate on the outstanding borrowings. During the years ended December 31, 2020 and 2019, the weighted average interest rate on outstanding borrowings was 4.73% and 5.46%, respectively.

Net Income (Loss)

Net income attributable to Avalon Holdings Corporation common shareholders was less than $0.1 million in 2020 compared to a net loss attributable to Avalon Holdings Corporation common shareholders of $0.5 million in 2019. Avalon recorded a state income tax provision in both 2020 and 2019, which was related entirely to the waste management and brokerage operations. Due to the recording of a full valuation allowance against the Company’s federal net deferred tax assets, the overall effective tax rate in both periods reflects taxes owed in certain U.S state jurisdictions. Avalon’s income tax provision (benefit) on the income (loss) before taxes was offset by a change in the valuation allowance. A valuation allowance is provided when it is more likely than not that deferred tax assets relating to certain federal and state loss carryforwards will not be realized. Avalon continues to maintain a valuation allowance against the majority of its deferred tax amounts until it is evident that the deferred tax asset will be utilized in the future.

Trends and Uncertainties

Financial impact of COVID-19 pandemic

In December 2019, a novel strain of coronavirus, COVID-19, emerged in Wuhan, Hubei Province, China. While initially concentrated in China, the outbreak spread to other countries and infections have been reported globally including in the United States. On March 11, 2020, the World Health Organization declared the COVID-19 viral disease a pandemic. The duration of the outbreak and new information which continually emerges concerning the severity of the illness and its treatment still remains unclear. As a result, the federal and state governmental bodies have taken unprecedented measures to try and control the spread of the virus.

In response to the COVID-19 pandemic, on March 15, 2020, the Governor of the State of Ohio announced that the Ohio Department of Health (“ODH”) issued a Director's Order (the “Order”) temporarily closing all Ohio bars and restaurants to in-house patrons. The Order stated that restaurants with take-out and delivery options could continue to operate those services, even as their dining rooms were temporarily closed. The Order also placed a limit on mass gatherings and large community events.

On March 19, 2020, the ODH issued a Director’s Order temporarily closing all salons and spas in the state of Ohio and also further limited the number of individuals for gatherings. On March 23, 2020, a “Stay at Home” order was issued by the ODH. The Stay at Home order stated that all individuals living within the State of Ohio are ordered to stay at home or at their place of residence. Under the order, individuals were only allowed to leave their home for essential activities including tasks related to their health and safety, obtaining necessary supplies and services and certain types of work. The Stay at Home order required all non-essential businesses to cease operations. In March 2020 the Governor of the state of Pennsylvania issued a similar Stay at Home order. Under the order, all non-essential businesses were required to cease operations.

In accordance with the “Essential Critical Infrastructure Workforce” guidance issued by the U.S Department of Homeland Security, Cybersecurity & Infrastructure Agency on March 19, 2020, the Company’s waste management services, restaurant carry-out, overnight lodging and outdoor golf courses remained in operation during the Order.

In late May and June 2020, the states of Ohio and Pennsylvania allowed the reopening of certain business operations that were temporarily closed under the Order. The Company’s dining rooms, fitness, athletic, pool, salon and spa services reopened under certain mandatory restrictions including mask protection for employees, decrease in occupancy and hours of operation and other measures to enforce social distancing.

Avalon Holdings Corporation and Subsidiaries

On December 12, 2020, additional temporary mitigation measures were placed into effect until January 4, 2021 in the state of Pennsylvania. These measures included prohibiting in-house dining and indoor activities at gym and fitness facilities. Indoor gatherings and events of more than 10 people were also prohibited under the mitigation measures.

During 2020, the various governmental orders issued to control the spread of COVID-19 adversely impacted our operations and related financial results. Our restaurant operations generated significantly lower revenue as a result of the restrictions that were placed on in-house dining. Food and beverages sales related to banquets and conferences were significantly lower during 2020 as a result of restrictions placed on gatherings and events. In addition, the Company had high levels of room and event cancellations with some subsequent re-bookings that occurred in the third and fourth quarter of 2020 and into 2021. Our fitness, athletics, salon and spa operations generated no revenue under the Stay at Home orders. In addition, our waste management brokerage business has experienced a decline in both continuous and event work due to government restrictions placed on its customers and associated shutdowns.

We may continue to experience weakened demand in light of continued travel restrictions or warnings, consumer fears and reduced consumer discretionary spending and general economic uncertainty. In light of the foregoing, we are unable to determine when our operations will return to pre-pandemic demand or pricing.   The Company engaged in efforts to reduce expenses, including reducing employee costs, through hiring freezes, headcount reductions and substantial furloughs of employees. The Company rehired employees in late May to meet business needs as the government restrictions on certain business operations were reduced or lifted. Governmental bodies may continue to impose additional restrictions, which could include additional shutdowns, to stop the spread of infection. These additional restrictions would have a negative impact on our financial condition, results of operations and cash flows.

Paycheck Protection Program Loan

The CARES Act, was signed into law on March 27, 2020, and provides over $2.0 trillion in emergency economic relief to individuals and businesses impacted by the COVID-19 pandemic. The CARES Act authorized the Small Business Administration to temporarily guarantee loans under a new loan program called the Paycheck Protection Program (the “Program”). The Program provides for 100% federally guaranteed loans to small businesses to allow employers to keep workers employed and maintain payroll during the pandemic and economic downturn. Under the Program, qualified companies are eligible for a loan in an amount equal to the lesser of $10 million or 2.5 times the business’s average monthly payroll. Collateral or guarantor support is not required for the loan.

Under the Program, the borrower is eligible for loan forgiveness up to the amount the borrower spends on certain eligible costs during, at the borrowers election, either an 8 or 24 week covered period beginning on the date the proceeds were received on the loan. Eligible costs under the Program include payroll costs, interest on mortgage obligations incurred before the covered period, rent on leasing agreements and utility services. The amount of loan forgiveness is reduced if there is a reduction in the number of employees or a reduction of greater than 25% in wages paid to employees. Under the Program, proceeds that are not forgiven convert to a loan bearing interest at a fixed rate of 1% payable, at the borrowers election, in either 18 or 54 equal monthly installments commencing 10 months after the end of their covered period.

In the second quarter of 2020, certain wholly-owned subsidiaries of Avalon entered into agreements and received a total of approximately $2.8 million in loans under the Program. The Company utilized the entire balance of the loan proceeds under the 24 week loan forgiveness period and subsequently applied for forgiveness with the Small Business Administration in accordance with the Program’s guidelines.

During the fourth quarter of 2020, approximately $0.8 million of the loans and $4,000 of associated interest were forgiven by the Small Business Administration. Debt forgiven in accordance with the Program is recognized in our Consolidated Statements of Operations as a gain on debt extinguishment.

Avalon Holdings Corporation and Subsidiaries

Subsequent to December 31, 2020, approximately $1.1 million of the loans and $8,000 of associated interest were forgiven by the Small Business Administration. The Company anticipates the remaining loans, and associated interest, will be forgiven in the first or second quarter of 2021. In the event that the Small Business Administration does not forgive any or a portion of the loan, the Company will repay amounts that are not forgiven using an 18 month repayment schedule with payments scheduled to commence in the third quarter of 2021.

Government regulations

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

On March 27, 2020, the CARES Act was enacted in response to the COVID-19 pandemic. The CARES Act, among other things, permits net operating loss carryforwards generated in taxable years beginning after December 31, 2017, to offset 100% of taxable income for taxable years beginning before January 1, 2021, and 80% of taxable income in taxable years beginning after December 31, 2020. In addition, the CARES Act allows net operating losses incurred in taxable years beginning after December 31, 2017, and before January 1, 2021, to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes. The adoption of these provisions did not have a material impact on the Company’s financial position or results of operations.

On December 27, 2020, the Consolidated Appropriations Act, 2021 (the “Appropriations Act”) was enacted in response to the COVID-19 pandemic. The Appropriations Act, among other things, temporarily extends through December 31, 2025, certain expiring tax provisions, including look-through treatment of payments of dividends, interest, rents, and royalties received or accrued from related controlled foreign corporations. Additionally, the Appropriations Act enacts new provisions and extends certain provisions originated within the CARES Act, including an extension of time for repayment of the deferred portion of employees’ payroll tax through December 31, 2021, and a temporary allowance for full deduction of certain business meals. Avalon has elected not to defer the employees’ portion of payroll tax. Management is currently evaluating the other provisions of the Appropriations Act, but at present time does not expect that the other provisions of the Appropriations Act would result in a material tax or cash benefit.

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

Credit and collections

Economic challenges throughout the industries served by Avalon may result in payment defaults by customers. While Avalon continuously endeavors to limit customer credit risks, customer-specific financial downturns are not controllable by management. Significant customer payment defaults would have a material adverse impact upon Avalon’s future financial performance.

Avalon Holdings Corporation and Subsidiaries

Competitive pressures

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

A majority of Avalon’s business is not subject to long-term contracts

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

A significant source of the golf and related operations revenues is derived from the members of the Avalon Golf and Country Club. Members are obligated to pay dues for a one year period. As such, the golf and related operations is primarily dependent on the sale and renewal of memberships in the Avalon Golf and Country Club, on a year to year basis.

Avalon's loan and security agreement may obligate it to repay debt before its maturity

The Company’s loan and security agreement contains certain covenants and events of default. Should Avalon be unable to meet one or more of these covenants, its lender may require it to repay any outstanding balance prior to the expiration date of the agreement. Our ability to comply with the financial and other covenants in our loan and security agreement may be affected by worsening economic or business conditions, or other events that may be beyond our control. We cannot provide assurance that our business will generate sufficient cash flow from operating activities in amounts sufficient to enable us to service debt and meet these covenants. We may need to refinance all or a portion of our indebtedness, on or before maturity. The Company cannot assure that additional sources of financing would be available to pay off any long-term borrowings under the loan and security agreement, so as to avoid default.

Saltwater disposal wells

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

On September 12, 2018, the Company appealed the Ohio 10th District Court of Appeals decision to the Supreme Court of Ohio. On November 21, 2018, the Company received notice from the Supreme Court of Ohio that the court would not accept for review the Company’s appeal of the Ohio 10th District Court of Appeals decision on the Division of Oil and Gas Resources Management’s appeal of the Franklin County Court of Common Pleas February 21, 2017 entry allowing restart of the Company’s AWMS Water Solutions, LLC #2 salt water injection well.

On April 5, 2019, Avalon filed with the Oil and Gas Commission a motion to vacate its prior decisions in this matter.  There can be no guarantee that the salt water injection wells will resume operations, but the Company will continue to pursue all available avenues to allow the restart of the Company’s salt water injection well under reasonable conditions. Currently, there is no implemented state-wide policy on induced seismicity and the Ohio Department of Natural Resources (“ODNR”) has refused to communicate with the Company regarding the status and requirements of any policymaking. The operations of Company’s injection wells will remain suspended until that time. The Oil and Gas Commission scheduled a hearing on this motion for August 13, 2019.  Before the hearing began, and in response to the Division’s motion to dismiss the Company’s motion to vacate, the Commission dismissed the matter.  The Company appealed that decision to the Franklin County Court of Common Pleas.  In April 2020, the Division’s motion to dismiss and the Company’s opposition were reviewed by the Court.  The Company is currently awaiting judgment from the Court.

Avalon Holdings Corporation and Subsidiaries

Concurrently with the filing of the appeal with the Franklin County Court of Common Pleas, the Company filed a writ of mandamus in the 10th District Court of Appeals on August 30, 2019 to compel the chief of the Division to issue restart orders, or alternative orders that would allow the Company to either restart the AWMS #2 well, or appeal said orders to the Oil and Gas Commission in accordance with Ohio Law.  On October 6, 2020 and in response to a motion from the Division, the Court dismissed this complaint for writ of mandamus.

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

On March 18, 2019, Avalon received notice that the 11th Appellate District Court in Trumbull County, Ohio issued summary judgment in favor of the Ohio Department of Natural Resources in the writ of mandamus action that resulted from the suspension order of the Company’s salt water injection well.  The decision was appealed to the Supreme Court of Ohio on April 5, 2019.  Oral arguments in the case occurred on April 7, 2020.  On September 23, 2020, the Supreme Court of Ohio ruled in favor of the Company.  The Supreme Court of Ohio reversed the decision of the 11th Appellate District Court and remanded the case back to that court for a trial on the merits.  The Company is currently preparing for that trial.

Golf memberships and liquor licenses

The Avalon Golf and Country Club operates four golf courses and related country clubs and a multipurpose recreation center. The Avalon Golf and Country Club facilities also offer swimming pools, fitness centers, tennis courts, dining and banquet facilities, salon and spa services. In addition, The Grand Resort provides guests with a self-contained vacation experience, offering hotel guests golf packages to all of the golf courses of the Avalon Golf and Country Club and allows its guests to utilize the facilities at each of the clubhouses. Members of the Avalon Golf and Country Club also have access to all of the amenities offered by The Grand Resort. The Avalon Golf and Country Club competes with many public courses and country clubs in the area. Although the golf courses continue to be available to the general public, the primary source of revenues is derived from the members of the Avalon Golf and Country Club. Avalon believes that the combination of its golf facilities and The Grand Resort will result in additional memberships in the Avalon Golf and Country Club. The ability to retain current members and attract new members has been an ongoing challenge. Although Avalon was able to increase the number of members of the Avalon Golf and Country Club, as of December 31, 2020, Avalon has not attained its membership goals. There can be no assurance as to when such goals will be attained. Avalon is continually using different marketing strategies to attract new members, such as local television advertising and various membership promotions. A significant decline in members could adversely affect the future financial performance of Avalon.

Avalon’s golf course operations, The Grand Resort and multipurpose recreation center currently hold liquor licenses for their respective facilities. If, for some reason, any one of these facilities were to lose their liquor license, the financial performance of the golf and related operations would be adversely affected.

Seasonality

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

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make judgments, assumptions, and estimates that affect reported amounts. Significant accounting policies used in the preparation of Avalon’s Consolidated Financial Statements are described in Note 2 to the consolidated financial statements. Estimates are used when accounting for, among other things, the allowance for credit losses, estimated useful lives of property and equipment used to depreciate and amortize the assets, asset impairments, compensation costs relating to stock options granted, contingencies and administrative proceedings, environmental matters and taxes.

The majority of Avalon’s accounts receivable is due from industrial and commercial customers. Credit is extended based on an evaluation of a customer’s financial condition and, generally, collateral is not required. The amounts due are stated at their net realizable value. The Company maintains an allowance for credit losses to provide for the estimated amount of receivables that will not be collected. Customer accounts that are outstanding longer than the contractual payment terms are considered past due. Avalon determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, Avalon’s previous accounts receivable loss history, the customer’s current ability to pay its obligation to Avalon and the condition of the general economy and the industry as a whole. Bankruptcy or economic challenges of a particular customer represent uncertainties that are not controllable by management. If management’s assessments change due to different assumptions or if actual collections differ from management’s estimates, future operating results could be impacted. Avalon writes off accounts receivable when they become uncollectible. Payments subsequently received on such receivables are credited to the allowance for credit losses, or to income, as appropriate under the circumstances.

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

Avalon recognizes deferred tax assets and liabilities based on differences between financial statement carrying amounts and the tax bases of assets and liabilities. Avalon also records tax benefits when it believes that it is more likely than not that the benefit will be sustained by the tax authority. Avalon regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance based upon historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences to reduce its deferred assets to the amount that it believes is more likely than not to be realized. Avalon has considered future taxable income in assessing the need for the valuation allowance. The $2,050,000 of deferred tax liabilities will reverse in the same period and jurisdiction and is of the same character as the temporary differences giving rise to the $2,058,000 of deferred tax assets. Avalon has not provided a valuation allowance on the amount of deferred tax assets that it estimates will be utilized. Should Avalon ascertain in the future that it is more likely than not that deferred tax assets will be realized in excess of the net deferred tax assets, all or a portion of the $2,269,000 valuation allowance as of December 31, 2020, would be reversed as a benefit to the provision for income taxes in the period such determination was made.

Avalon Holdings Corporation and Subsidiaries

C o n s o l i d a t e d  B a l a n c e  S h e e t s

(in thousands, except for share data)

	December 31,
	2020	2019
Assets
Current Assets:
Cash and cash equivalents	$4,210	$1,446
Accounts receivable, less allowance for credit losses of $265 at December 31, 2020 and $275 at December 31, 2019	8,744	12,009
Unbilled membership dues receivable	585	602
Inventories	910	813
Prepaid expenses	730	725
Other current assets	80	15
Total current assets	15,259	15,610

Property and equipment, net	51,299	48,978
Property and equipment under finance leases, net	5,735	5,878
Operating lease right-of-use assets	1,728	1,466
Restricted cash	3,885	7,185
Noncurrent deferred tax asset	8	8
Other assets, net	36	39
Total assets	$77,950	$79,164

Liabilities and Equity
Current liabilities:
Current portion of long-term debt	$1,594	$1,015
Current portion of obligations under finance leases	333	295
Current portion of obligations under operating leases	529	513
Accounts payable	9,097	11,719
Accrued payroll and other compensation	809	961
Accrued income taxes	43	93
Other accrued taxes	461	434
Deferred membership dues revenue	3,196	3,153
Other liabilities and accrued expenses	1,121	839
Total current liabilities	17,183	19,022

Long-term debt, net of current portion	21,941	21,570
Obligations under finance leases, net of current portion	560	555
Obligations under operating leases, net of current portion	1,199	953
Asset retirement obligation	100	100

Equity:
Avalon Holdings Corporation Shareholders' Equity:
Class A Common Stock, $.01 par value, one vote per share: authorized 10,500,000 shares; issued and outstanding 3,287,647 shares at December 31, 2020 and 3,263,647 shares at December 31, 2019	33	33
Class B Common Stock, $.01 par value, ten votes per share: authorized 1,000,000 shares; issued and outstanding 611,784 shares at December 31, 2020 and 2019	6	6
Paid-in capital	59,196	59,147
Accumulated deficit	(22,142)	(22,156)
Total Avalon Holdings Corporation Shareholders' Equity	37,093	37,030
Non-controlling interest in subsidiary	(126)	(66)
Total equity	36,967	36,964
Total liabilities and equity	$77,950	$79,164

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

C o n s o l i d a t e d  S t a t e m e n t s  o f  O p e r a t i o n s

(in thousands, except for per share amounts)

	Year Ended December 31,
	2020	2019

Net operating revenues:
Waste management services	$40,371	$48,731

Food, beverage and merchandise sales	6,416	7,893
Other golf and related operations	11,933	11,733
Total golf and related operations	18,349	19,626

Total net operating revenues	58,720	68,357

Costs and expenses:
Waste management services operating costs	31,658	39,191
Cost of food, beverage and merchandise	2,810	3,494
Golf and related operations operating costs	12,547	13,587
Depreciation and amortization expense	2,909	2,522
Selling, general and administrative expenses	8,672	9,430
Operating income	124	133

Other income (expense):
Interest expense	(1,210)	(837)
Gain on debt extinguishment	801	-
Other income, net	337	329
Income (loss) before income taxes	52	(375)

Provision for income taxes	98	160
Net loss	(46)	(535)

Less net loss attributable to non-controlling interest in subsidiary	(60)	(80)
Net income (loss) attributable to Avalon Holdings Corporation common shareholders	$14	$(455)

Income (loss) per share attributable to Avalon Holdings Corporation common shareholders:
Basic net income (loss) per share	$0.00	$(0.12)
Diluted net income (loss) per share	$0.00	$(0.12)

Weighted average shares outstanding - basic	3,876	3,875
Weighted average shares outstanding - diluted	3,878	3,875

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

C o n s o l i d a t e d  S t a t e m e n t s  o f  C a s h  F l o w s

(in thousands)

	Year Ended December 31,
	2020	2019

Cash flows from operating activities:
Net loss	$(46)	$(535)
Reconciliation of net loss to cash provided by operating activities:
Depreciation and amortization expense	2,909	2,522
Amortization of debt issuance costs	42	31
Compensation costs - stock options	6	6
Provision for losses on accounts receivable	40	33
Gain from disposal of vehicles	(38)	(45)
Gain on debt extinguishment	(801)	-
Change in operating assets and liabilities, net of effect of acquisition:
Accounts receivable	3,225	155
Unbilled membership dues receivable	17	(48)
Inventories	(97)	7
Prepaid expenses	(5)	(83)
Other assets, net	(62)	4
Accounts payable	(2,769)	675
Accrued payroll and other compensation	(152)	89
Accrued income taxes	(50)	9
Other accrued taxes	27	29
Deferred membership dues revenue	43	254
Other liabilities and accrued expenses	282	46
Net cash provided by operating activities	2,571	3,149

Cash flows from investing activities:
Capital expenditures	(4,549)	(7,159)
Payments related to acquisition of New Castle Country Club property	-	(90)
Proceeds from disposal of vehicle	38	45
Net cash used in investing activities	(4,511)	(7,204)

Cash flows from financing activities:
Proceeds under Paycheck Protection Program loans	2,765	-
Proceeds under term loan facilities	-	26,000
Principal payments on term loan facilities	(1,056)	(14,551)
Principal payments on finance lease obligations	(348)	(247)
Borrowings under line of credit facilities	-	1,705
Repayment under line of credit facilities	-	(1,839)
Payments of debt issuance costs	-	(290)
Proceeds from exercise of employee stock options	43	-
Net cash provided by financing activities	1,404	10,778

Increase (decrease) in cash, cash equivalents and restricted cash	(536)	6,723
Cash, cash equivalents and restricted cash at beginning of year	8,631	1,908
Cash, cash equivalents and restricted cash at end of year	$8,095	$8,631

Supplemental disclosure of cash flow information:

Significant non-cash operating and investing activities:
Capital expenditures included in accounts payable	$147	$590
Significant non-cash operating and financing activities:
Interest forgiven from Paycheck Protection Program Loans	$4	$-
Significant non-cash investing and financing activities:
Operating lease right-of-use assets in exchange for lease obligations	$948	$2,002
Finance lease obligations incurred	$391	$173
Acquisition of New Castle Country Club real property in exchange for the assumption of outstanding debt	$-	$787

Cash paid during the year for interest	$1,156	$790
Cash paid during the year for income taxes	$148	$151

For supplemental cash flow information regarding income taxes, see Note 10.

See accompanying notes to consolidated financial statements

Avalon Holdings Corporation and Subsidiaries

C o n s o l i d a t e d  S t a t e m e n t s  o f  S h a r e h o l d e r s ’  E q u i t y

(in thousands, except for share data)

	For the Years Ended December 31, 2020 and 2019

	Common Stock						Total Avalon	Non-controlling
	Shares		Amount		Paid-in	Accumulated	Shareholders'	Interest in
	Class A	Class B	Class A	Class B	Capital	Deficit	Equity	Subsidiary	Total

Balance at January 1, 2019	3,263,647	611,784	$33	$6	$59,141	$(21,701)	$37,479	$14	$37,493

Stock options - compensation costs	-	-	-	-	6	-	6	-	6

Net loss	-	-	-	-	-	(455)	(455)	(80)	(535)

Balance at December 31, 2019	3,263,647	611,784	33	6	59,147	(22,156)	37,030	(66)	36,964

Stock options - compensation costs	-	-	-	-	6	-	6	-	6

Exercise of employee stock options	24,000	-	-	-	43	-	43	-	43

Net income (loss)	-	-	-	-	-	14	14	(60)	(46)

Balance at December 31, 2020	3,287,647	611,784	$33	$6	$59,196	$(22,142)	$37,093	$(126)	$36,967

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

N o t e s  t o  C o n s o l i d a t e d  F i n a n c i a l  S t a t e m e n t s

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

The coronavirus/COVID-19 pandemic (collectively referred to herein as "COVID-19") adversely impacted our financial position, results of operations, and cash flows during the year ended December 31, 2020. The Consolidated Financial Statements presented herein reflect our current estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures as of the date of the financial statements and reported amounts of revenues and expenses during the reporting periods presented. Due to the ongoing uncertainty, we cannot predict the future impact that COVID-19 may have on our financial condition, results of operations or cash flows.

Principles of Consolidation

The consolidated financial statements include the accounts of Avalon, its wholly owned subsidiaries and those companies in which Avalon has managerial control.

All significant intercompany accounts and transactions have been eliminated in consolidation.

Subsequent Events

Avalon evaluated subsequent events through the date the financial statements were issued and did not identify any events that require recognition or disclosure other than the forgiveness of $1.1 million of loans received through the Paycheck Protection Program as described in Note 9.

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

Restricted Cash

Cash and cash equivalents that are restricted as to withdrawal or use under the terms of certain contractual agreements are recorded in restricted cash on the Consolidated Balance Sheets. Restricted cash of $3.9 million and $7.2 million at December 31, 2020 and 2019, respectively, consists of loan proceeds deposited into a project fund account to fund costs associated with the renovation and expansion of The Grand Resort and Avalon Field Club at New Castle in accordance with the provisions of the loan and security agreement (See Notes 4 and 9).

Avalon Holdings Corporation and Subsidiaries

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost of inventories is determined by the average cost method. If necessary, a provision for potentially obsolete or slow-moving inventory is made based on management’s analysis of inventory levels and future sales forecasts.

Financial Instruments

The Company follows the guidance included in the Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, for its financial assets and liabilities. The fair value of financial instruments consisting of cash, cash equivalents, restricted cash, accounts receivable, and accounts payable at December 31, 2020 and 2019 approximates carrying value due to the relative short maturity of these financial instruments.

The fair value of the Company’s term loan approximates carrying value at December 31, 2020 and 2019, as neither the Company’s credit rating nor credit conditions have changed substantially since the debt was refinanced.

Property and Equipment

Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful life of the asset which varies from 10 to 30 years for land improvements; 5 to 50 years in the case of buildings and improvements; and from 3 to 10 years for machinery and equipment, vehicles and office furniture and equipment (See Note 6).

Major additions and improvements are charged to the property and equipment accounts while replacements, maintenance and repairs, which do not improve or extend the life of the respective asset, are expensed as incurred. The cost of assets retired or otherwise disposed of and the related accumulated depreciation is eliminated from the accounts in the year of disposal. Gains or losses resulting from disposals of property and equipment is recorded in “Other income, net” in our Consolidated Statements of Operations.

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

Avalon Holdings Corporation and Subsidiaries

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

Accounts Receivable

Receivables, net, include amounts billed and currently due from customers. The majority of Avalon’s accounts receivable is due from industrial and commercial customers. Credit is extended based on an evaluation of a customer’s financial condition and, generally, collateral is not required. The amounts due are stated at their net realizable value. The Company maintains an allowance for credit losses to provide for the estimated amount of receivables that will not be collected. Customer accounts that are outstanding longer than the contractual payment terms are considered past due. Avalon determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, Avalon’s previous accounts receivable loss history, the customer’s current ability to pay its obligation to Avalon and the condition of the general economy and the industry as a whole. Avalon writes off accounts receivable when they become uncollectible. Payments subsequently received on such receivables are credited to the allowance for credit losses, or to income, as appropriate under the circumstances (See Note 5).

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

Non-controlling Interest

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

As a result of a private placement offering, Avalon is not the majority owner of AWMS Holdings, LLC. At December 31, 2020 and 2019, respectively, Avalon owns approximately 47% of AWMS Holdings, LLC. In accordance ASC 810-10, due to the managerial control of AWMS Water Solutions, LLC, AWMS Holdings, LLC is a VIE, and the financial statements of AWMS Holdings, LLC and subsidiaries are included in Avalon’s consolidated financial statements. ASC 810-10 requires non-controlling interests to be reported as a separate component of equity. The amount of net loss attributable to the non-controlling interest is recorded in “net loss attributable to non-controlling interest in subsidiary” in our Consolidated Statements of Operations (See Note 16).

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

Avalon Holdings Corporation and Subsidiaries

Asset Retirement Obligation

Avalon recorded an estimated asset retirement obligation of $0.1 million at December 31, 2020 and 2019, respectively, to plug and abandon the two salt water injection wells based upon an estimate from an experienced and qualified third party.

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

Avalon reviewed the carrying value of its long-lived assets in accordance with FASB ASC 360-10-35, Property, Plant and Equipment – Overall – Subsequent Measurement. Avalon does not believe there was a triggering event in 2020 or 2019 as future cash flows have not changed significantly and asset values have remained relatively stable.

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

Avalon Holdings Corporation and Subsidiaries

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which introduced an approach to estimate credit losses on certain types of financial instruments, including trade receivables, based on expected losses. ASU 2016-13, which is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, required companies to make a cumulative-effect adjustment to retained earnings as of January 1, 2020. The Company adopted ASU 2016-13 effective January 1, 2020. The adoption of ASU 2016-13 did not have an impact on the Company’s financial position or results of operations (See Note 5).

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

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the Consolidated Balance Sheets that sum to the total of the same such amounts shown in the Consolidated Statements of Cash Flows. Cash, cash equivalents and restricted cash consist of the following at December 31, 2020 and 2019 (in thousands):

	2020	2019
Cash and cash equivalents	$4,210	$1,446
Restricted cash	3,885	7,185
Cash, cash equivalents and restricted cash	$8,095	$8,631

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

Avalon Holdings Corporation and Subsidiaries

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

Avalon is a minority owner with managerial control over two salt water injection wells and its associated facility. Operations of the salt water injection wells have been suspended in accordance with the Chief of the Division of Oil and Gas Resources Management order (See Note 17). Due to the suspension of the salt water injection wells, there were no operating revenues for the years ended December 31, 2020 and 2019.

For the years ended December 31, 2020 and 2019, the net operating revenues related to waste management services represented approximately 69% and 71%, respectively, of Avalon’s total consolidated net operating revenues. For both the years ended December 31, 2020 and 2019, no one customer individually accounted for 10% or more of Avalon’s waste management services segment revenues.

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

Avalon Holdings Corporation and Subsidiaries

Golf and Related Operations

Avalon’s golf and related operations include the operation and management of four golf courses and associated clubhouses, recreation and fitness centers, tennis courts, salon and spa services, dining and banquet facilities and a travel agency. The golf and related operations also include the operation of a hotel and its related amenities including dining, banquet and conference facilities, fitness center, indoor junior Olympic size swimming pool and tennis courts. Revenues for the golf and related operations consists primarily of food, beverage and merchandise sales, membership dues, greens fees and associated cart rentals, room rentals, fitness activities, salon and spa services. Due to adverse weather conditions, net operating revenues relating to the golf courses, which are located in northeast Ohio and Pennsylvania, were minimal during the first three months of 2020 and 2019.

For the years ended December 31, 2020 and 2019, the net operating revenues related to the golf and related operations represented approximately 31% and 29%, respectively, of Avalon’s total consolidated net operating revenues. For both the years ended December 31, 2020 and 2019, no one customer individually accounted for 10% or more of Avalon’s golf and related operations segment revenues.

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

Avalon Holdings Corporation and Subsidiaries

The following table presents our net operating revenues disaggregated by revenue source for the years ended December 31, 2020 and 2019 (in thousands). Sales and other taxes are excluded from revenues.

	2020	2019
Waste management and brokerage services	$38,049	$46,041
Captive landfill management operations	2,322	2,690
Total waste management services revenues	40,371	48,731
Food, beverage and merchandise sales	6,416	7,893
Membership dues revenue	6,068	5,710
Room rental revenue	2,223	2,340
Greens fees and cart rental revenue	2,270	1,917
Other revenue	1,372	1,766
Total golf and related operations revenue	18,349	19,626
Total net operating revenues	$58,720	$68,357

Avalon does not have operations located outside the United States and, accordingly, geographical revenue information is not presented.

Receivables, Net

Receivables, net, include amounts billed and currently due from customers. The amounts due are stated at their net realizable value. At December 31, 2020 and 2019, accounts receivable, net, related to our waste management services segment were approximately $7.9 million and $11.0 million, respectively. At December 31, 2020 no one customer accounted for 10% or more of Avalon’s waste management services segment or consolidated net receivables. At December 31, 2019 one customer accounted for approximately 14% of the waste management services segment’s receivables and 13% of the consolidated receivables. Accounts receivable, net, related to our golf and related operations segment were approximately $0.8 million and $1.0 million at December 31, 2020 and 2019, respectively. No one customer of the golf and related operations segment accounted for 10% or more of Avalon’s golf and related operations segment or consolidated net receivables at December 31, 2020 and 2019.

The Company maintains an allowance for credit losses to provide for the estimated amount of receivables that will not be collected. Customer accounts that are outstanding longer than the contractual payment terms are considered past due. Avalon determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, Avalon’s previous accounts receivable loss history, the customer’s current ability to pay its obligation to Avalon and the condition of the general economy and the industry as a whole. Avalon writes off accounts receivable when they become uncollectible. Payments subsequently received on such receivables are credited to the allowance for credit losses, or to income, as appropriate under the circumstances. Allowance for credit losses was approximately $0.3 million at both December 31, 2020 and 2019.

On January 1, 2020, the Company adopted the guidance under ASU 2016-13. ASU 2016-13 introduced a methodology for measuring estimated credit losses on certain types of financial instruments, including trade receivables, based on expected losses and the timing of when such losses are recorded. The adoption, which was applied on a modified retrospective basis, did not have an impact on the Company's financial condition and results of operations and therefore did not result in an adjustment to retained earnings as of January 1, 2020.

The following table presents changes in our allowance for credit losses during the years ended at December 31, 2020 and 2019 (in thousands):

		Provision	Write-offs
	Balance at	for Credit	less	Balance at
	Beginning of Period	Losses	Recoveries	End of Period
Allowance for credit losses
Year ended December 31, 2020	$275	$40	$(50)	$265
Year ended December 31, 2019	$255	$33	$(13)	$275

Avalon Holdings Corporation and Subsidiaries

Contract Assets

Contract assets include unbilled membership dues receivables related to the Avalon Golf and Country Club for the customers membership commitment which are billed on a monthly basis over the course of the annual agreement. Such amounts are stated at their net realizable value. Contract assets related to unbilled membership dues are classified as current as revenue related to such agreements is recognized within the annual membership period. Unbilled membership receivables in our Consolidated Balance Sheets were approximately $0.6 million at December 31, 2020 and 2019.

The following table presents changes in our contract assets during the years ended December 31, 2020 and 2019 (in thousands):

		Unbilled
	Balance at	Membership		Balance at
	Beginning of Period	Dues	Billings	End of Period
Contract Assets:
Unbilled membership dues receivable
Year ended December 31, 2020	$602	$2,143	$(2,160)	$585
Year ended December 31, 2019	$554	$2,029	$(1,981)	$602

Contract Liabilities

Contract liabilities include unrecognized or deferred revenues relating to membership dues and customer advance deposits. We record deferred revenue when cash payments are received in advance of satisfying our performance obligation. We classify deferred membership dues revenue as current based on the timing of when we expect to recognize revenue for the membership commitment based on the Company satisfying the stand ready performance obligation throughout the annual membership period. The unrecognized or deferred revenues related to membership dues in our Consolidated Balance Sheets were approximately $3.2 million at December 31, 2020 and 2019, respectively. Customer advance deposits are recorded as a liability until the goods or services are provided to the customer. Generally, customer advances, and corresponding performance obligation are satisfied within 12 months of the date of receipt of advance payment. The unrecognized revenues related to customer advance deposits are recorded in “Other liabilities and accrued expenses” in our Consolidated Balance Sheets. Customer advance deposits were approximately $0.7 million at December 31, 2020 and $0.6 million at December 31, 2019.

The following table presents changes in our contract liabilities during the years ended December 31, 2020 and 2019 (in thousands):

	Balance at		Revenue	Balance at
	Beginning of Period	Billings	Recognized	End of Period
Contract Liabilities:
Deferred membership dues revenue
Year ended December 31, 2020	$3,153	$6,111	$(6,068)	$3,196
Year ended December 31, 2019	$2,899	$5,964	$(5,710)	$3,153
Customer advance deposits
Year ended December 31, 2020	$553	$917	$(796)	$674
Year ended December 31, 2019	$453	$1,540	$(1,440)	$553

Avalon Holdings Corporation and Subsidiaries

Note 6. Property and Equipment

Property and equipment at December 31, 2020 and 2019 consists of the following (in thousands):

	2020	2019
Land and land improvements	$15,150	$14,823
Buildings and improvements	47,026	44,596
Machinery and equipment	5,469	5,005
Office furniture and fixtures	8,000	7,234
Vehicles	677	499
Construction in progress	1,086	581
	77,408	72,738
Less accumulated depreciation and amortization	(26,109)	(23,760)
Property and equipment, net	$51,299	$48,978

At December 31, 2020, the Company did not have any significant fixed contractual commitments for construction projects.

Note 7. Leases

Operating Leases

Avalon leases golf carts, machinery and equipment for the landfill operations, furniture and fixtures for The Grand Resort and office copiers under operating leases. On January 1, 2019, as a result of the adopted ASU 2016-02, the Company recorded a ROU asset and related lease liability of approximately $1.7 million. Our operating leases have remaining lease terms ranging from 1 to 5 years. The weighted average remaining lease term on operating leases was approximately 3.7 years at December 31, 2020.

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

During the 2020, the Company entered into new operating lease agreements for hotel furniture and golf carts. The Company recorded operating lease right-of-use assets and corresponding obligation under the operating leases of approximately $0.9 million.

Leased property and associated obligations under operating leases at December 31, 2020 and 2019 consists of the following (in thousands):

	2020	2019
Operating lease right-of-use assets	$1,728	$1,466

Current portion of obligations under operating leases	$529	$513
Long-term portion of obligations under operating leases	1,199	953
Total obligations under operating leases	$1,728	$1,466

The weighted average discount rate on operating leases was 4.7% at December 31, 2020 and 5.0% at December 31, 2019.

Avalon Holdings Corporation and Subsidiaries

Finance Leases

In November 2003, Avalon entered into a long-term agreement with Squaw Creek Country Club to lease and operate its golf course and related facilities. The lease has an initial term of ten (10) years with four (4) consecutive ten (10) year renewal term options unilaterally exercisable by Avalon. Under the lease, Avalon is obligated to pay $15,000 in annual rent and make leasehold improvements of $150,000 per year. Amounts expended by Avalon for leasehold improvements during a given year in excess of $150,000 will be carried forward and applied to future leasehold improvement obligations. Based upon the amount of leasehold improvements already made, Avalon expects to exercise all its remaining renewal options. At December 31, 2020 there were approximately 32.8 years remaining on the golf course and related facilities finance lease.

In addition, the golf and related operations also entered into lease agreements for vehicles, golf course maintenance and restaurant equipment and the captive landfill operations entered into lease agreements for equipment which were determined to be finance leases. At December 31, 2020, the vehicles, golf course maintenance and restaurant equipment and the landfill operations equipment have remaining lease terms ranging from 1 to 5 years. The weighted average remaining lease term on the vehicles and equipment leases was approximately 3.0 years at December 31, 2020.

Leased property and associated obligations under finance leases at December 31, 2020 and 2019 consists of the following (in thousands):

	2020	2019
Leased property under finance leases	$12,112	$11,758
Less accumulated amortization	(6,377)	(5,880)
Leased property under finace leases, net	$5,735	$5,878

Current portion of obligations under finance leases	$333	$295
Long-term portion of obligations under finance leases	560	555
Total obligations under finance leases	$893	$850

The weighted average discount rate on finance leases was 4.5% at December 31, 2020 and 5.2% at December 31, 2019.

For the years ended December 31, 2020 and 2019, components of lease expense were as follows (in thousands):

	2020	2019
Operating lease cost:
Rental expense	$643	$775

Finance lease cost:
Depreciation expense	$497	$506
Interest expense	40	43
Total finance lease cost	$537	$549

Avalon Holdings Corporation and Subsidiaries

Future commitments under long-term, operating and finance leases at December 31, 2020 are as follows (in thousands):

	Finance	Operating	Total
2021	$372	$598	$970
2022	174	548	722
2023	116	380	496
2024	105	204	309
2025	41	153	194
Thereafter	405	-	405
Total lease payments	1,213	1,883	3,096
Less imputed interest	320	155	475
Total	893	1,728	2,621
Less: current portion of obligations under leases	333	529	862
Long-term portion of obligations under leases	$560	$1,199	$1,759

Future commitments under long-term, operating and finance leases at December 31, 2019 are as follows (in thousands):

	Finance	Operating	Total
2020	$332	$575	$907
2021	285	513	798
2022	87	323	410
2023	29	154	183
2024	18	27	45
Thereafter	420	-	420
Total lease payments	1,171	1,592	2,763
Less imputed interest	321	126	447
Total	850	1,466	2,316
Less: current portion of obligations under leases	295	513	808
Long-term portion of obligations under leases	$555	$953	$1,508

Note 8. Basic and Diluted Net Income (Loss) per Share

Basic net income (loss) per share attributable to Avalon Holdings Corporation common shareholders for the years ended December 31, 2020 and 2019 is computed by dividing the net income (loss) by the weighted average number of common shares outstanding which was 3,875,693 for 2020 and 3,875,431 for 2019.

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

For the year ended December 31, 2020, the diluted weighted average number of shares outstanding was 3,877,853. For the year ended December 31, 2019, the diluted per share amount reported is equal to the basic per share amount because Avalon was in a net loss position and as a result, such dilution would be considered anti-dilutive. Assuming dilution, the weighted average number of common shares outstanding for the year ended December 31, 2019 was 3,903,430.

Avalon Holdings Corporation and Subsidiaries

The income (loss) per share calculations for the years ended December 31, 2020 and 2019 are as follows (in thousands, except per share amounts):

	2020	2019
Net income (loss) attributable to Avalon Holdings Corporation common shareholders	$14	$(455)

Shares used in computing basic income (loss) per share	3,876	3,875
Potentially dilutive shares from stock options	2	-
Shares used in computing diluted income (loss) per share	3,878	3,875

Income (loss) per share attributable to Avalon Holdings Corporation common shareholders
Basic net income (loss) per share	$0.00	$(0.12)
Diluted net income (loss) per share	$0.00	$(0.12)

Note 9. Term Loans and Line of Credit Agreements

New Term Loan Agreement

On December 20, 2019, Avalon and certain direct and indirect wholly owned subsidiaries entered into a loan and security agreement (the “New Term Loan Agreement”) with Laurel Capital Corporation which provided for a $23.0 million term loan. The New Term Loan Agreement proceeds were utilized to pay off and refinance the Company’s existing term loan and commercial mortgage agreements, pay down the outstanding balance and associated interest on the Company’s line of credit agreement and pay related transaction costs. The remaining proceeds were deposited into a project fund account for which those proceeds are required to fund future costs of renovating and expanding both The Grand Resort and Avalon Field Club at New Castle.

At closing, $10.3 million of the proceeds were used to pay off and refinance amounts outstanding under our term loan agreement with Laurel Capital Corporation, dated December 20, 2016 (“2016 Term Loan Agreement”), $2.9 million of the proceeds were used to pay off and refinance amounts outstanding under our term loan agreement with Laurel Capital Corporation, dated March 29, 2019 (“2019 Term Loan Agreement”), $1.7 million of the proceeds were used to pay down the outstanding balance and associated interest on our existing line of credit agreement with Premier Bank (formerly Home Savings Bank), dated May 31, 2018, as amended, $0.6 million of the proceeds were used to pay off amounts outstanding under our commercial mortgage agreement with Mercer County State Bank, dated May 13, 2019 (“Commercial Mortgage”) and $0.3 million of the proceeds were utilized to pay transaction costs. The remaining proceeds of approximately $7.2 million were deposited into a project fund account. At December 30, 2020 and 2019, loan proceeds of $3.9 million and $7.2 million, respectively, are presented in the Consolidated Balance Sheets as “Restricted cash.”

The 2016 Term Loan Agreement, 2019 Term Loan Agreement and the Commercial Mortgage Agreement were terminated in conjunction with the New Term Loan Agreement.

The New Term Loan Agreement is payable in 119 equal monthly installments of principal and interest, based on a fifteen (15) year maturity schedule which commenced January 20, 2020 followed by one final balloon payment of all remaining principal, interest and fees due on the maturity date of December 20, 2029. Borrowings under the New Term Loan Agreement bear interest at a fixed rate of 5.00% until the fifth anniversary date of the closing at which time the interest rate will be reset to a fixed rate equal to the greater of (a) 5.00% per annum or (b) the sum of the five year treasury rate on the date two (2) business days prior to the reset date plus 3.60%, provided that the applicable rate shall in no event exceed 7.35% per annum.

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

Borrowings under the New Term Loan Agreement are secured by certain real property and related business assets as defined in the agreement. The New Term Loan Agreement contains a Fixed Charge Coverage Ratio requirement of at least 1.20 tested on an annual basis on December 31 of each year commencing December 31, 2020. The New Term Loan also contains other nonfinancial covenants, customary representations, warranties and events of default. Avalon was in compliance with the New Term Loan Agreement covenants at December 31, 2020 and 2019.

Avalon Holdings Corporation and Subsidiaries

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

Line of Credit Agreement

On May 31, 2018, Avalon entered into a business loan agreement with Premier Bank (formerly Home Savings Bank), (the “Line of Credit Agreement”) which provides for a line of credit of up to $5.0 million. On August 5, 2020, the Company amended the Line of Credit Agreement to extend the maturity date to July 31, 2022. Under the Line of Credit Agreement, borrowings in excess of $1.0 million are subject to a borrowing base which is calculated based off a specific level of eligible accounts receivable of the waste management business as defined in the agreement.

At December 20, 2019, the outstanding balance of $1.7 million under the Line of Credit Agreement was paid down with a portion of the proceeds from the New Term Loan Agreement. No amounts were drawn under the Line of Credit Agreement at December 31, 2020 and 2019.   Outstanding borrowings under the Line of Credit Agreement bear interest at Prime Rate plus .25%. At December 31, 2020, the interest rate on the Line of Credit Agreement was 3.50%.

Borrowings under the Line of Credit Agreement are secured by certain business assets of the Company including accounts receivable, inventory and equipment. The Line of Credit Agreement contains a Fixed Charge Coverage Ratio requirement of at least 1.20 tested on an annual basis on December 31 of each year. The Line of Credit Agreement also contains other nonfinancial covenants, customary representations, warranties and events of default. Avalon was in compliance with the Line of Credit Agreements covenants at December 31, 2020 and 2019.

Paycheck Protection Program Loan

The Coronavirus Aid, Relief, and Economic Security Act, or (“CARES”) Act, was signed into law on March 27, 2020, and provides over $2.0 trillion in emergency economic relief to individuals and businesses impacted by the COVID-19 pandemic. The CARES Act authorized the Small Business Administration to temporarily guarantee loans under a new loan program called the Paycheck Protection Program (the “Program”). The Program provides for 100% federally guaranteed loans to small businesses to allow employers to keep workers employed and maintain payroll during the pandemic and economic downturn. Under the Program, qualified companies are eligible for a loan in an amount equal to the lesser of $10 million or 2.5 times the business’s average monthly payroll. Collateral or guarantor support is not required for the loan.

Under the Program, the borrower is eligible for loan forgiveness up to the amount the borrower spends on certain eligible costs during, at the borrowers election, either an 8 or 24 week covered period beginning on the date the proceeds were received on the loan. Eligible costs under the Program include payroll costs, interest on mortgage obligations incurred before the covered period, rent on leasing agreements and utility services. The amount of loan forgiveness is reduced if there is a reduction in the number of employees or a reduction of greater than 25% in wages paid to employees. Under the Program, proceeds that are not forgiven convert to a loan bearing interest at a fixed rate of 1% payable, at the borrowers election, in either 18 or 54 equal monthly installments commencing 10 months after the end of their covered period.

In the second quarter of 2020, certain wholly-owned subsidiaries of Avalon entered into agreements and received a total of approximately $2.8 million in loans under the Program. The Company utilized the entire balance of the loan proceeds under the 24 week loan forgiveness period and subsequently applied for forgiveness with the Small Business Administration in accordance with the Program’s guidelines.

The Company is accounting for the loans in accordance with Accounting Standards Codification (“ASC”) 470 – Debt. Under ASC 470, the debt will be derecognized when the debt is extinguished in accordance with the guidance in ASC 405-20, Liabilities: Extinguishments of Liabilities. Debt forgiven in accordance with the Program is recognized in the Consolidated Statements of Operations as a gain on debt extinguishment.

During the fourth quarter of 2020, approximately $0.8 million of the loans and $4,000 of associated interest were forgiven by the Small Business Administration. Subsequent to December 31, 2020, approximately $1.1 million of the loans and $8,000 of associated interest were forgiven by the Small Business Administration. The Company anticipates the remaining loans, and associated interest, will be forgiven in the first or second quarter of 2021. In the event that the Small Business Administration does not forgive any or a portion of the loan, the Company will repay amounts that are not forgiven using an 18 month repayment schedule with payments scheduled to commence in the third quarter of 2021.

Avalon Holdings Corporation and Subsidiaries

During the years ended December 31, 2020 and 2019, the weighted average interest rate on outstanding borrowings was 4.73% and 5.46%, respectively.

Obligations under the Company’s debt agreements at December 31, 2020 and 2019 consist of the following (in thousands):

	2020
	Gross Amount	Debt Issuance Costs	Net Amount
Term Loan Agreement	$21,944	$(373)	$21,571
Paycheck Protection Program Loans	1,964	-	1,964
Total	23,908	(373)	23,535
Less current portion	1,636	(42)	1,594
Long-term debt	$22,272	$(331)	$21,941

	2019
	Gross Amount	Debt Issuance Costs	Net Amount
New Term Loan Agreement	$23,000	$(415)	$22,585
Less current portion	1,057	(42)	1,015
Long-term debt	$21,943	$(373)	$21,570

At December 31, 2020, future maturities of long-term debt are as follows (in thousands):

2021	$1,636
2022	2,495
2023	1,339
2024	1,290
2025	1,356
Thereafter	15,792
Total	$23,908

Note 10. Income Taxes

Income (loss) before income taxes for each of the two years in the period ended December 31, 2020 was subject to taxation under United States jurisdictions only. The provision for income taxes consists of the following (in thousands):

	2020	2019
Current:
Federal	$(2)	$(3)
State	100	163
Total current income taxes	98	160
Deferred:
Federal	-	-
State	-	-
Total deferred income taxes	-	-
Total provision for income taxes	$98	$160

On March 27, 2020, the CARES Act was enacted in response to the COVID-19 pandemic. The CARES Act, among other things, permits net operating loss carryforwards generated in taxable years beginning after December 31, 2017, to offset 100% of taxable income for taxable years beginning before January 1, 2021, and 80% of taxable income in taxable years beginning after December 31, 2020. In addition, the CARES Act allows net operating losses incurred in taxable years beginning after December 31, 2017, and before January 1, 2021, to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes. The adoption of these provisions did not have a material impact on the Company’s financial position or results of operations.

Avalon Holdings Corporation and Subsidiaries

On December 27, 2020, the Consolidated Appropriations Act, 2021 (the “Appropriations Act”) was enacted in response to the COVID-19 pandemic. The Appropriations Act, among other things, temporarily extends through December 31, 2025, certain expiring tax provisions, including look-through treatment of payments of dividends, interest, rents, and royalties received or accrued from related controlled foreign corporations. Additionally, the Appropriations Act enacts new provisions and extends certain provisions originated within the CARES Act, including an extension of time for repayment of the deferred portion of employees’ payroll tax through December 31, 2021, and a temporary allowance for full deduction of certain business meals. Avalon has elected not to defer the employees’ portion of payroll tax. Management is currently evaluating the other provisions of the Appropriations Act, but at present time does not expect that the other provisions of the Appropriations Act would result in a material tax or cash benefit.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2020 and 2019 are as follows (in thousands):

	2020	2019
Deferred tax assets:
Accounts receivable, allowance for doubtful accounts	$68	$71
Reserves not deductible until paid	55	154
Net operating loss carryforwards
Federal	2,170	1,646
State	816	749
Federal tax credit	733	653
Business interest expense carryforward	-	235
Operating lease liabilities	416	-
Other	69	115
Gross deferred tax assets	4,327	3,623
Less valuation allowance	(2,269)	(2,043)
Deferred tax assets net of valuation allowance	$2,058	$1,580

Deferred tax liabilities:
Property and equipment	$(1,552)	$(1,517)
Operating lease right of use assets	(416)	-
Other	(82)	(55)
Gross deferred tax liabilities	$(2,050)	$(1,572)
Net deferred tax asset	$8	$8

The $2,050,000 of deferred tax liabilities will reverse in the same period and jurisdiction and is of the same character as the temporary differences giving rise to the $2,058,000 of deferred tax assets. Avalon has not provided a valuation allowance on the amount of deferred tax assets that it estimates will be utilized. If future taxable income is less than the amount that has been assumed in assessing the recoverability of the deferred tax assets, then an increase in the valuation allowance will be required, with a corresponding increase to income tax expense. Likewise, should Avalon ascertain in the future that it is more likely than not that deferred tax assets will be realized in excess of the net deferred tax assets, all or a portion of the $2,269,000 valuation allowance as of December 31, 2020, would be reversed as a benefit to the provision for income taxes in the period such determination was made.

Avalon Holdings Corporation and Subsidiaries

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to the income (loss) before income taxes as a result of the following differences (in thousands):

	2020	2019
Income (loss) before income taxes	$52	$(375)
Less net loss attributable to non-controlling interest in subsidiary	(60)	(80)
Income (loss) before income taxes attributable to
Avalon Holdings Corporation common shareholders	112	(295)
Federal statutory rate	21%	21%
Computed Federal provision (benefit) for income taxes	24	(62)
State income taxes, net of federal income tax benefits	79	128
Change in valuation allowance	226	162
Increase in available federal tax credit	(80)	(97)
Other nondeductible expenses	16	39
Other nontaxable income	(168)	-
Other, net	1	(10)
Total provision for income taxes	$98	$160

Avalon is subject to income taxes in the U.S. federal and various states jurisdictions. With few exceptions, Avalon is no longer subject to U.S. federal, state and local income tax examinations by taxing authorities for the years before 2016. Avalon recognizes any interest and penalty assessed by taxing authorities as a component of interest expense and other expense, respectively. There were no accruals for the payment of interest and penalties for 2020 and 2019.

Avalon made net income tax payments of approximately $148,000 and $151,000 in 2020 and 2019, respectively. At December 31, 2020, Avalon has taxable loss carryforwards for federal income tax purposes aggregating approximately $10,305,000 which are available to offset future federal taxable income. Legislation under the Tax Act allows for corporations to carryforward net operating losses generated beginning in 2018 indefinitely.  Net operating losses generated in 2018 may offset 80% of future taxable income.  Of the $10,305,000 taxable loss carryforwards, $2,076,000 is carryforward indefinitely to offset 80% of future taxable income. Net operating losses generated prior to 2018 expire in 2023 through 2037. In addition, at December 31, 2020, certain subsidiaries of Avalon have net operating loss carryforwards for state purposes of approximately $10,281,000 which are available to offset future state taxable income. These carryforwards expire at various dates through 2039. A valuation allowance has been provided because it is more likely than not that the deferred tax assets relating to certain of the federal and state loss carryforwards will not be realized.

Note 11. Retirement Benefits

Avalon sponsors a defined contribution profit sharing plan that is a qualified tax deferred benefit plan under Section 401(k) of the Internal Revenue Code (the “Plan”). Substantially all employees are eligible to participate in the Plan. The Plan provides for employer discretionary cash contributions as determined by Avalon’s Board of Directors. Discretionary contributions vest on a graduated basis and become 100% vested after five years of service. Plan participants may also contribute a portion of their annual compensation to the Plan, subject to maximums imposed by the Internal Revenue Code and related regulations. The Board decided not to make a discretionary employer contribution for 2020 or 2019.

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

Avalon Holdings Corporation and Subsidiaries

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

In March 2020, unexercised options to purchase 420,000 shares previously granted under the 2009 Plan expired as the options were not exercised within ten years after the grant date. In December 2020, 24,000 of options granted under 2009 Plan were exercised.

At December 31, 2020, options to purchase 280,000 shares have been granted under the 2009 Plan. Of these, 36,000 shares have been exercised, and options for 244,000 shares remain outstanding.

Avalon Holdings Corporation and Subsidiaries

The following table is a summary of the stock option activity during 2020 and 2019:

		Weighted	Weighted
	Number of	Average	Average
	Options	Exercise	Fair Value at
	Granted	Price	Grant Date
Outstanding at January 1, 2019	688,000	$2.52	$1.00
Options granted	-	-	-
Options exercised	-	-	-
Options expired	-	-	-
Options cancelled or forfeited	-	-	-
Outstanding at December 31, 2019	688,000	2.52	1.00
Options granted	-	-	-
Options exercised	(24,000)	1.83	0.43
Options expired	(420,000)	2.48	1.02
Options cancelled or forfeited	-	-	-
Outstanding at December 31, 2020	244,000	$2.66	$1.03
Options Vested	226,000	$2.72	$1.08
Exercisable at December 31, 2020	190,000	$2.89	$1.20

  The stock options vest and become exercisable based upon achieving two critical metrics as follows:

1)	Contract Vesting Term: The stock options vest ratably over a five year period.
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

The total intrinsic value of the 24,000 option exercised during the year ended December 31, 2020 was $64,000.

Compensation costs were approximately $6,000 for both the years ended December 31, 2020 and 2019 based upon the estimated grant date fair value calculations. As of December 31, 2020, there was approximately $12,000 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 3.42 years.

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

Avalon does not have significant operations located outside the United States and, accordingly, geographical segment information is not presented. In 2020 and 2019, no customer individually accounted for 10% or more of Avalon’s business segment or consolidated net operating revenues.

The accounting policies of the segments are consistent with those described for the consolidated financial statements in the summary of significant accounting policies (See Note 2). Avalon measures segment profit for internal reporting purposes as income (loss) before taxes.

Avalon Holdings Corporation and Subsidiaries

Business segment information including the reconciliation of segment income (loss) to consolidated income (loss) before taxes is as follows (in thousands):

	Year Ended December 31,
	2020	2019
Net operating revenues from:
Waste management services:
External customer revenues	$40,371	$48,731
Intersegment revenues	-	-
Total waste management services	40,371	48,731

Golf and related operations:
External customer revenues	18,349	19,626
Intersegment revenues	41	61
Total golf and related operations	18,390	19,687

Segment operating revenues	58,761	68,418
Intersegment eliminations	(41)	(61)
Total net operating revenues	$58,720	$68,357

Income (loss) before income taxes:
Waste management services	$4,588	$4,423
Golf and related operations	(190)	(803)
Segment income before taxes	4,398	3,620
Corporate interest expense	(1,170)	(770)
Corporate other income (expense), net	16	64
General corporate expenses	(3,192)	(3,289)
Income (loss) before income taxes	$52	$(375)

Depreciation and amortization expense:
Waste management services	$89	$59
Golf and related operations	2,671	2,330
Corporate	149	133
Total depreciation and amortization expense	$2,909	$2,522

Interest expense:
Waste management services	$6	$3
Golf and related operations	34	64
Corporate	1,170	770
Total interest expense	$1,210	$837

Gain on debt extinguishment:
Waste management services	$553	$-
Golf and related operations	248	-
Corporate	-	-
Total interest expense	$801	$-

Avalon Holdings Corporation and Subsidiaries

	Year Ended December 31,
	2020	2019
Capital expenditures:
Waste management services	$99	$182
Golf and related operations	4,870	7,536
Corporate	118	204
Total capital expenditures	$5,087	$7,922

	December 31,
	2020	2019
Total assets:
Waste management services	$31,875	$31,574
Golf and related operations	57,863	55,369
Corporate	59,425	58,638
Subtotal	149,163	145,581
Elimination of intersegment receivables	(71,213)	(66,417)
Total assets	$77,950	$79,164

In comparing the total assets at December 31, 2020 with those at December 31, 2019, the increase in the total assets of the waste management services segment of $0.3 million is primarily a result of an increase in intersegment transactions, which are eliminated in consolidation, partially offset by a decrease in accounts receivable. The increase in total assets of the golf and related operations segment of $2.5 million was primarily due to capital expenditures related to the expansion of The Grand Resort partially offset by current year depreciation on property and equipment and a decrease in accounts receivable. The increase in corporate total assets of approximately $0.8 million is primarily due to an increase in operating cash and cash equivalents and intersegment transactions, which are eliminated in consolidation, partially offset by a decrease in restricted cash utilized for the expansion of The Grand Resort.

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

As a result of a private placement offering, Avalon is not the majority owner of AWMS Holdings, LLC. At December 31, 2020 and 2019, respectively, Avalon owns approximately 47% of AWMS Holdings, LLC. In accordance ASC 810-10, due to the managerial control of AWMS Water Solutions, LLC, AWMS Holdings, LLC is a VIE, and the financial statements of AWMS Holdings, LLC and subsidiaries are included in Avalon’s consolidated financial statements. ASC 810-10 requires non-controlling interests to be reported as a separate component of equity. The amount of net loss attributable to the non-controlling interest is recorded in “net loss attributable to non-controlling interest in subsidiary” in our Consolidated Statements of Operations.

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

On September 12, 2018, the Company appealed the Ohio 10th District Court of Appeals decision to the Supreme Court of Ohio. On November 21, 2018, the Company received notice from the Supreme Court of Ohio that the court would not accept for review the Company’s appeal of the Ohio 10th District Court of Appeals decision on the Division of Oil and Gas Resources Management’s appeal of the Franklin County Court of Common Pleas February 21, 2017 entry allowing restart of the Company’s AWMS Water Solutions, LLC #2 salt water injection well.

On April 5, 2019, Avalon filed with the Oil and Gas Commission a motion to vacate its prior decisions in this matter.  There can be no guarantee that the salt water injection wells will resume operations, but the Company will continue to pursue all available avenues to allow the restart of the Company’s salt water injection well under reasonable conditions. Currently, there is no implemented state-wide policy on induced seismicity and the Ohio Department of Natural Resources (“ODNR”) has refused to communicate with the Company regarding the status and requirements of any policymaking. The operations of Company’s injection wells will remain suspended until that time. The Oil and Gas Commission scheduled a hearing on this motion for August 13, 2019.  Before the hearing began, and in response to the Division’s motion to dismiss the Company’s motion to vacate, the Commission dismissed the matter.  The Company appealed that decision to the Franklin County Court of Common Pleas.  In April 2020, the Division’s motion to dismiss and the Company’s opposition were reviewed by the Court.  The Company is currently awaiting judgment from the Court.

Avalon Holdings Corporation and Subsidiaries

Concurrently with the filing of the appeal with the Franklin County Court of Common Pleas, the Company filed a writ of mandamus in the 10th District Court of Appeals on August 30, 2019 to compel the chief of the Division to issue restart orders, or alternative orders that would allow the Company to either restart the AWMS #2 well, or appeal said orders to the Oil and Gas Commission in accordance with Ohio Law.  On October 6, 2020 and in response to a motion from the Division, the Court dismissed this complaint for writ of mandamus.

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

On March 18, 2019, Avalon received notice that the 11th Appellate District Court in Trumbull County, Ohio issued summary judgment in favor of the Ohio Department of Natural Resources in the writ of mandamus action that resulted from the suspension order of the Company’s salt water injection well.  The decision was appealed to the Supreme Court of Ohio on April 5, 2019.  Oral arguments in the case occurred on April 7, 2020.  On September 23, 2020, the Supreme Court of Ohio ruled in favor of the Company.  The Supreme Court of Ohio reversed the decision of the 11th Appellate District Court and remanded the case back to that court for a trial on the merits. The Company is currently preparing for that trial.

Note 18. Asset Acquisition

On May 13, 2019, Havana Cigar Shop, Inc., a wholly owned subsidiary of Avalon, entered into an asset Purchase and Sale Agreement with New Castle Country Club (“the Club”) for the purchase of the real property assets associated with the Club. Havana Cigar Shop, Inc. concurrently entered into an Assignment and Assumption and Commercial Loan Modification Agreement with Mercer County State Bank for the outstanding debt under the Club’s Commercial Mortgage and Demand Line of Credit, as amended, (collectively the “Agreements”) at closing as consideration for the purchase of the real property of the Club. The total amount of outstanding debt under the Agreements assumed by Havana Cigar Shop, Inc., at closing was approximately $0.8 million which consisted of approximately $0.1 million under the Demand Line of Credit and $0.7 million under the Commercial Mortgage agreement.

The outstanding balance under the Commercial Demand Line of Credit was repaid in the second quarter of 2019 and in the fourth quarter of 2019 the Commercial Demand Line of Credit was terminated. The remaining outstanding balance under the Commercial Mortgage was refinanced and terminated in conjunction with the New Term Loan Agreement (See Note 9).

Subsequent to the asset Purchase and Sale Agreement, Havana Cigar Shop, Inc. was named The Avalon Field Club at New Castle. The Avalon Field Club at New Castle is currently in operation. The operating results are included in the Company’s Consolidated Statements of Operations and within Avalon’s golf and related operations segment from the date of acquisition. The net operating revenues and results of operations related to The Avalon Field Club at New Castle from the period of acquisition are not significant and, accordingly, are not provided.

The acquisition is consistent with the Company’s golf operations business strategy as members of the Avalon Golf and Country Club have access to all the golf and related country club activities offered by The Avalon Field Club at New Castle. In addition, hotel guests at The Grand Resort can utilize the facility during their stay. The Avalon Field Club at New Castle earns revenue through membership dues, food, beverage and merchandise sales, greens fees and associated cart rentals.

The Company accounted for the acquisition of The Avalon Field Club at New Castle in accordance with ASU 2017-01, Business Combinations (“ASU 2017-01”). In accordance with ASU 2017-01, the Company evaluated whether to account for the transaction as either a business or asset acquisition. The Company determined that all of the fair value of the gross assets acquired was concentrated in the real property. In accordance with the guidance, assets that are attached to each other, such as land and a building residing on the land which cannot be physically removed and used separately from each other without incurring significant cost are considered to be a single identifiable asset. In accordance with ASU 2017-01, the Company accounted for the transaction as an asset acquisition as all of the value of the gross assets acquired resides in that single asset. The Company capitalized approximately $67,000 of transaction costs as a component of the cost of the real property assets acquired in accordance with ASU 2017-01.

The Avalon Field Club also assumed the remaining term of the Club’s golf cart operating lease. At acquisition the Company recorded an operating lease right-of-use asset and corresponding obligation under operating leases of approximately $126,000. The golf cart operating lease had a remaining lease term of 3 years at the acquisition date.

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

Note 19. COVID-19 Coronavirus Pandemic

In December 2019, a novel strain of coronavirus, COVID-19, emerged in Wuhan, Hubei Province, China. While initially concentrated in China, the outbreak spread to other countries and infections have been reported globally including in the United States. On March 11, 2020, the World Health Organization declared the COVID-19 viral disease a pandemic. The duration of the outbreak and new information which continually emerges concerning the severity of the illness and its treatment still remains unclear. As a result, the federal and state governmental bodies have taken unprecedented measures to try and control the spread of the virus.

In response to the COVID-19 pandemic, on March 15, 2020, the Governor of the State of Ohio announced that the Ohio Department of Health (“ODH”) issued a Director's Order (the “Order”) temporarily closing all Ohio bars and restaurants to in-house patrons. The Order stated that restaurants with take-out and delivery options could continue to operate those services, even as their dining rooms were temporarily closed. The Order also placed a limit on mass gatherings and large community events.

On March 19, 2020, the ODH issued a Director’s Order temporarily closing all salons and spas in the state of Ohio and also further limited the number of individuals for gatherings. On March 23, 2020, a “Stay at Home” order was issued by the ODH. The Stay at Home order stated that all individuals living within the State of Ohio are ordered to stay at home or at their place of residence. Under the order, individuals were only allowed to leave their home for essential activities including tasks related to their health and safety, obtaining necessary supplies and services and certain types of work. The Stay at Home order required all non-essential businesses to cease operations. In March 2020 the Governor of the state of Pennsylvania issued a similar Stay at Home order. Under the order, all non-essential businesses were required to cease operations.

In accordance with the “Essential Critical Infrastructure Workforce” guidance issued by the U.S Department of Homeland Security, Cybersecurity & Infrastructure Agency on March 19, 2020, the Company’s waste management services, restaurant carry-out, overnight lodging and outdoor golf courses remained in operation during the Order.

In late May and June 2020, the states of Ohio and Pennsylvania allowed the reopening of certain business operations that were temporarily closed under the Order. The Company’s dining rooms, fitness, athletic, pool, salon and spa services reopened under certain mandatory restrictions including mask protection for employees, decrease in occupancy and hours of operation and other measures to enforce social distancing.

On December 12, 2020, additional temporary mitigation measures were placed into effect until January 4, 2021 in the state of Pennsylvania. These measures included prohibiting in-house dining and indoor activities at gym and fitness facilities. Indoor gatherings and events of more than 10 people were also prohibited under the mitigation measures.

During 2020, the various governmental orders issued to control the spread of COVID-19 adversely impacted our operations and related financial results. Our restaurant operations generated significantly lower revenue as a result of the restrictions that were placed on in-house dining. Food and beverages sales related to banquets and conferences were significantly lower during 2020 as a result of restrictions placed on gatherings and events. In addition, the Company had high levels of room and event cancellations with some subsequent re-bookings that occurred in the third and fourth quarter of 2020 and into 2021. Our fitness, athletics, salon and spa operations generated no revenue under the Stay at Home orders. In addition, our waste management brokerage business has experienced a decline in both continuous and event work due to government restrictions placed on its customers and associated shutdowns.

We may continue to experience weakened demand in light of continued travel restrictions or warnings, consumer fears and reduced consumer discretionary spending and general economic uncertainty. In light of the foregoing, we are unable to determine when our operations will return to pre-pandemic demand or pricing.   The Company engaged in efforts to reduce expenses, including reducing employee costs, through hiring freezes, headcount reductions and substantial furloughs of employees. The Company rehired employees in late May 2020 to meet business needs as the government restrictions on certain business operations were reduced or lifted. Governmental bodies may continue to impose additional restrictions, which could include additional shutdowns, to stop the spread of infection. These additional restrictions would have a negative impact on our financial condition, results of operations and cash flows.

Avalon Holdings Corporation and Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Avalon Holdings Corporation

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Avalon Holdings Corporation (a Ohio corporation) and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2020, and the related notes and financial statement schedules included under Item 15(a) (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgements. We determined that there are no critical audit matters.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2019.

Cleveland, Ohio

March 11, 2021

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

With our participation, an evaluation of the effectiveness of our internal control over financial reporting was conducted as of December 31, 2020, based upon the framework and criteria established in Internal Control – Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2020.

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

/s/ Ronald E. Klingle	/s/ Bryan P. Saksa
Chief Executive Officer	Chief Financial Officer

March 11, 2021

Avalon Holdings Corporation and Subsidiaries

C o m p a n y  L o c a t i o n  D i r e c t o r y

C o r p o r a t e O f f i c e	G o l f a n d R e l a t e d O p e r a t i o n s

Avalon Holdings Corporation	Avalon Resorts and Clubs, Inc.	Havana Cigar Shop, Inc.
One American Way	One American Way	1030 Forker Blvd.
Warren, Ohio 44484-5555	Warren, Ohio 44484-5555	Hermitage, PA 16148-1566
(330) 856-8800	(330) 856-8898	(330) 856-8898

	Avalon Clubs, Inc.	Avalon Travel, Inc.
W a s t e M a n a g e m e n t S e r v i c e s	One American Way	One American Way
	Warren, Ohio 44484-5555	Warren, OH 44484-5555
American Waste Management	(330) 856-8898	(330) 856-8400
Services, Inc.
One American Way	Avalon Resorts, Inc.	Avalon Mahoning Sports Center, Inc.
Warren, Ohio 44484-5555	One American Way	One American Way
(330) 856-8800	Warren, Ohio 44484-5555	Warren, OH 44484-555
	(330) 856-8898	(330) 856-8898
American Landfill
Management, Inc.	Avalon Golf and Country Club	Avalon Cigar Shop, Inc.
One American Way	One American Way	One American Way
Warren, Ohio 44484-5555	Warren, Ohio 44484-5555	Warren, OH 44484-5555
(330) 856-8800	(330) 856-8898	(330) 856-8898

American Construction Supply, Inc.	Avalon Lakes Golf Course
One American Way	One American Way
Warren, Ohio 44484-5555	Warren, Ohio 44484-5555
(330) 856-8800	(330) 856-8898

American Water Solutions, LLC	Squaw Creek Golf Course
One American Way	761 Youngstown-Kingsville Road
Warren, Ohio 44484-5555	Vienna, Ohio 44473
(330) 856-8800	(330) 539-5103

AWMS Holdings, LLC	Avalon Country Club at Sharon, Inc.
One American Way	1030 Forker Blvd.
Warren, Ohio 44484-5555	Hermitage, PA 16148-1566
(330) 856-8800	(724) 981-6700

AWMS Rt. 169, LLC	The Avalon Resort and Spa LLC
One American Way	9519 East Market Street
Warren, Ohio 44484-5555	Warren, OH 44484-5555
(330) 856-8800	(330) 856-1900

Avalon Holdings Corporation and Subsidiaries

D i r e c t o r s  a n d  O f f i c e r s

D i r e c t o r s	O f f i c e r s

Ronald E. Klingle	Ronald E. Klingle
Chairman of the Board and	Chairman of the Board and Chief Executive Officer
Chief Executive Officer
Executive Committee (Chairman)	Bryan P. Saksa
Compensation Committee	Chief Financial Officer, Treasurer and Secretary

Bryan P. Saksa	Frances R. Klingle
Chief Financial Officer, Treasurer	Chief Administrative Officer
and Secretary
Compensation Committee (Chairman)	Clifford P. Davis
Chief Technology Officer
Kurtis D. Gramley
Chairman and Chief Executive Officer,	Richard R. Fees
Edgewood Surgical Hospital	Controller
Audit Committee (Chairman)
Executive Committee
Option Plan Committee

Stephen L. Gordon
Partner, Beveridge & Diamond, P.C.
Compensation Committee
Audit Committee
Option Plan Committee (Chairman)

Timothy C. Coxson
Financial Consultant
Audit Committee
Executive Committee
Option Plan Committee

Avalon Holdings Corporation and Subsidiaries

S h a r e h o l d e r

I n f o r m a t i o n

Common stock information

Avalon’s Class A Common Stock is listed on the NYSE Amex (symbol: AWX). Quarterly stock information for 2020 and 2019 as reported by The Wall Street Journal is as follows:

2020:
Quarter Ended	High	Low	Close
March 31	$2.03	$1.23	$1.29
June 30	2.44	1.18	1.61
September 30	2.33	1.40	2.07
December 31	4.75	1.57	2.60

2019:
Quarter Ended	High	Low	Close
March 31	$3.53	$2.43	$2.58
June 30	3.14	2.22	2.49
September 30	2.80	2.10	2.21
December 31	2.59	1.84	1.92

No dividends were paid during 2020 or 2019.

There are 293 Class A and 9 Class B Common Stock shareholders of record as of the close of business March 5, 2021. The number of holders is based upon the actual holders registered on the records of Avalon’s transfer agent and registrar and does not include holders of shares in “street names” or persons, partnerships, associations, corporations or other entities identified in security position listings maintained by depository trust companies.

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