Form 10-K, Exhibit 13
period 2021-12-31
AVALON HOLDINGS CORP
filed 2022-03-10
CIK 1061069

Exhibit 13.1

FORM 10-K

F i n a n c i a l  H i g h l i g h t s

(in thousands, except for per share amounts)

For the year	2021	2020

Net operating revenues	$70,383	$58,720
Income before income taxes	1,736	52
Net income attributable to
Avalon Holdings Corporation common shareholders	1,971	14
Net income per share attributable to
Avalon Holdings Corporation common shareholders	0.51	0.00

At year-end	2021	2020

Working capital deficit	$(2,053)	$(1,924)
Total assets	78,037	77,950
Avalon Holdings Corporation Shareholders' Equity	39,069	37,093

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

C o n t e n t s

Financial Highlights	1

Management’s Discussion and Analysis of Financial Condition and Results of Operations	2

Consolidated Balance Sheets	18

Consolidated Statements of Operations	19

Consolidated Statements of Cash Flows	20

Consolidated Statements of Shareholders’ Equity	21

Notes to Consolidated Financial Statements	22

Report of Independent Registered Public Accounting Firm (PCAOB ID Number 248)	46

Management’s Annual Report on Internal Controls over Financial Reporting	47

Company Location Directory	48

Directors and Officers	49

Shareholder Information	50

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

Statements included in Management’s Discussion and Analysis of Financial Condition and Results of Operations which are not historical in nature are intended to be, and are hereby identified as, ‘forward looking statements’. Avalon cautions readers that forward looking statements, including, without limitation, those relating to Avalon’s future business prospects, revenues, working capital, liquidity, capital needs, interest costs, and income, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward looking statements, due to risks and factors identified herein and from time to time in Avalon’s reports filed with the Securities and Exchange Commission.

Liquidity and Capital Resources

For the year ended December 31, 2021, Avalon utilized existing cash and cash provided by operations to meet operating needs and make required monthly payments on our term loan facility. Cash in our project fund account was utilized to fund capital expenditures which included the continued renovation of The Grand Resort and Avalon Field Club at New Castle as further described below.

Financial Impact of COVID-19 Pandemic

In December 2019, a novel strain of coronavirus, COVID-19, emerged in Wuhan, Hubei Province, China. While initially concentrated in China, the outbreak spread to other countries and infections have been reported globally including in the United States. On March 11, 2020, the World Health Organization declared the COVID-19 viral disease a pandemic. As a result, the federal and state governmental bodies began taking unprecedented measures to try and control the spread of the virus including the issuance of temporary stay at home orders, the temporary closing of non-essential businesses and in-house dining and restrictions on gatherings and events.

During the year ended December 31, 2020, the various governmental orders that were issued to control the spread of COVID-19 adversely impacted our operations and related financial results. Our restaurants operated under government mandated occupancy restrictions for in-house dining. Food and beverages sales related to banquets and conferences were significantly lower as a result of restrictions placed on gatherings and events. In addition, in March 2020, the Company began experiencing a high level of room and event cancellations with some subsequent re-bookings for a future date. As a result of the government mandates being subsequently lifted, the COVID-19 pandemic had a limited impact on our results of operations during the year ended December 31, 2021.

Although the various government mandates impacting our business operations have currently been lifted, we may experience weakened demand in light of travel restrictions or warnings, consumer fears and reduced consumer discretionary spending and general economic uncertainty. The full extent of the impact of the COVID-19 pandemic on our operations and financial performance will depend on future developments, including the duration and spread of the pandemic and the impact of COVID-19 variants, all of which are uncertain and cannot be predicted at this time. Governmental bodies may impose restrictions, which could include additional shutdowns, to stop the spread of infection. These restrictions would have a negative impact on our financial condition, results of operations and cash flows.

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

In the second quarter of 2020, certain wholly-owned subsidiaries of Avalon entered into agreements and received a total of approximately $2.8 million in loans under the Program. The Company utilized the entire balance of the loan proceeds in accordance with the Program’s guidelines using the 24 week loan forgiveness period and subsequently applied for forgiveness with the Small Business Administration.

During 2020, approximately $0.8 million of the loans and $4,000 of associated interest were forgiven by the Small Business Administration. During 2021, the remaining $2.0 million of the loans and $17,000 of associated interest were forgiven by the Small Business Administration. Debt forgiven in accordance with the Program is recognized in the Consolidated Statements of Operations as a gain on debt extinguishment.

Capital Expenditures

In 2021, Avalon incurred capital expenditures of $4.8 million of which $4.4 million of such expenditures was paid to vendors during the period. Expenditures primarily related to the continued renovation of The Grand Resort and the clubhouse at Avalon Field Club at New Castle. In addition, approximately $0.1 million of such expenditures related to golf course maintenance equipment acquired under a new finance lease agreement. In 2020, Avalon incurred capital expenditures of $5.1 million of which $4.5 million of such expenditures was paid to vendors during the period. Expenditures primarily related to the continued renovation and expansion of The Grand Resort. In addition, approximately $0.4 million of such expenditures related to golf course maintenance equipment acquired under new finance lease agreements.

In 2021 and 2020, The Grand Resort was in operation but still in the process of being renovated and expanded. The renovations and expansion include the renovation of existing hotel rooms and the addition of a new restaurant, bars, cigar lounge, salon and spa. In addition, in 2021 and 2020, the Avalon Field Club at New Castle was in operation but the club house was in the process of being renovated.

Avalon’s aggregate capital expenditures in 2021 are expected to be in the range of $3.0 million to $3.5 million, funded with cash from our project fund account, operating cash and cash generated from operations. Capital expenditures will principally relate to the renovation of the Avalon Field Club at New Castle club house, building improvements and equipment purchases.

Avalon Holdings Corporation and Subsidiaries

New Term Loan Agreement

On December 20, 2019, Avalon and certain direct and indirect wholly owned subsidiaries entered into a loan and security agreement (the “New Term Loan Agreement”) with Laurel Capital Corporation which provided for a $23.0 million term loan. At closing, $13.8 million of the proceeds were used to pay off and refinance amounts outstanding under our then existing term loan and commercial mortgage agreements, $1.7 million of the proceeds were used to pay down the outstanding balance and associated interest on our existing line of credit agreement and $0.3 million of the proceeds were utilized to pay related transaction costs. The remaining proceeds of approximately $7.2 million were deposited into a project fund account for which those proceeds are required to fund future costs of renovating and expanding both The Grand Resort and Avalon Field Club at New Castle. At December 31, 2021 and 2020, loan proceeds of $1.7 million and $3.9 million, respectively, remained in the project fund account.

The then existing term loan and commercial mortgage agreements were terminated in conjunction with the New Term Loan Agreement.

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

Borrowings under the New Term Loan Agreement are secured by certain real property and related business assets as defined in the agreement. The New Term Loan Agreement contains a Fixed Charge Coverage Ratio requirement of at least 1.20 tested on an annual basis on December 31 of each year. The New Term Loan also contains other nonfinancial covenants, customary representations, warranties and events of default. Avalon was in compliance with the New Term Loan Agreement covenants at December 31, 2021 and 2020.

Line of Credit Agreement

On May 31, 2018, Avalon entered into a business loan agreement with Premier Bank (formerly Home Savings Bank), (the “Line of Credit Agreement”) which provides for a line of credit of up to $5.0 million. On August 17, 2021, the Company amended the Line of Credit Agreement to extend the maturity date to July 31, 2023. Under the Line of Credit Agreement, borrowings in excess of $1.0 million are subject to a borrowing base which is calculated based off a specific level of eligible accounts receivable of the waste management business as defined in the agreement.

No amounts were drawn under the Line of Credit Agreement at December 31, 2021 and 2020. Outstanding borrowings under the Line of Credit Agreement bear interest at Prime Rate plus .25%. At December 31, 2021, the interest rate on the Line of Credit Agreement was 3.50%.

Borrowings under the Line of Credit Agreement are secured by certain business assets of the Company including accounts receivable, inventory and equipment. The Line of Credit Agreement contains a Fixed Charge Coverage Ratio requirement of at least 1.20 tested on an annual basis on December 31 of each year. The Line of Credit Agreement also contains other nonfinancial covenants, customary representations, warranties and events of default. Avalon was in compliance with the Line of Credit Agreements covenants at December 31, 2021 and 2020.

Avalon Holdings Corporation and Subsidiaries

During the years ended December 31, 2021 and 2020, the weighted average interest rate on outstanding borrowings was 4.93% and 4.73%, respectively.

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

Working Capital

At December 31, 2021 and 2020, there was a working capital deficit of approximately $2.1 million and $1.9 million, respectively. Working capital was negatively impacted by an increase in accounts payable and a decrease in cash and cash equivalents. The negative impact was partially offset by an increase in accounts receivable and a decrease in the current portion of the Paycheck Protection Program loans that were forgiven by the Small Business Administration.

Accounts receivable increased to $9.9 million at December 31, 2021 compared with $8.7 million at December 31, 2020. The increase was primarily attributable to the timing of receipt on the accounts receivable related to our waste management services segment and, to a lesser extent, an increase in its net operating revenues in the fourth quarter of 2021 compared to the fourth quarter of 2020.

Accounts payable increased to $10.2 million at December 31, 2021 compared to $9.1 million at December 31, 2020. The increase in accounts payable was primarily attributable to our golf and related operations segment. Accounts payable related to the golf and related operations increased as a result of increased business operations during the fourth quarter of 2021 compared to the fourth quarter of 2020.

Deferred revenue relating to membership dues was approximately $3.4 million at December 31, 2021 compared to $3.2 million at December 31, 2020. The increase in deferred revenues was primarily due to an increase in membership dues rates, and to a lesser extent, an increase in members during 2021. The number of members at December 31, 2021 was 5,120 compared to 4,920 at December 31, 2020.

Management believes that anticipated cash provided from future operations will be sufficient to meet operating requirements and make required monthly payments under our term loan facility. Depending on the continued duration the COVID-19 pandemic may have on our business, if needed, Avalon will take all available actions to fund operating requirements, including borrowing from our existing line of credit.

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

Golf and Related Operations Segment

In August 2014, the Company acquired The Grand Resort which was integrated into the golf and related operations segment. The acquisition is consistent with the Company's business strategy in that The Grand Resort provides guests with a self-contained vacation experience, offering hotel guests golf packages to all of the golf courses of the Avalon Golf and Country Club and allows its guests to utilize the facilities at each of the clubhouses. Members of the Avalon Golf and Country Club also have access to all of the amenities offered by The Grand Resort. The Grand Resort is open year-round and provides a consistent, comfortable environment where our guests can enjoy our various amenities and activities. Avalon believes that the combination of its four golf facilities and The Grand Resort will result in additional memberships in the Avalon Golf and Country Club.

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

Performance in 2021 compared with 2020

Overall Performance

Net operating revenues increased to $70.4 million in 2021 compared with $58.7 million in 2020. Net operating revenues of the waste management services segment were approximately $42.7 million in 2021 compared to $40.4 million in 2020. Net operating revenues of the golf and related operations segment were approximately $27.7 million in 2021 compared to $18.3 million in 2020. The overall increase in net operating revenues between years is due to increased business operations as certain restrictions and mandated shutdowns associated with the COVID-19 pandemic were reduced and subsequently lifted.

Total cost of operations related to the waste management services segment increased to $34.3 million in 2021 compared with $31.7 million in 2020. The increase in the cost of operations between years for the waste management services segment is primarily due to the increased net operating revenues as these costs vary directly with the associated revenues.

Total cost of operations related to the golf and related operations segment increased to $22.6 million in 2021 compared to $15.4 million in 2020. The increase between years was primarily a result of higher employee related costs and product costs associated with the increased business operations as certain restrictions and mandated shutdowns associated with the COVID-19 pandemic were reduced and subsequently lifted.

Depreciation and amortization expense was approximately $3.1 million in 2021 compared to $2.9 million in 2020. The increase is due to the higher depreciable asset base primarily due to the renovation and expansion of The Grand Resort.

Consolidated selling, general and administrative expenses increased to approximately $9.9 million in 2021 compared to $8.7 million in 2020 primarily due to higher employee related costs, which included employee incentives paid in 2021, and an increase in legal and professional costs incurred, primarily related to the salt water injection wells litigation.

Gain on debt extinguishment was approximately $2.0 million in 2021 compared to $0.8 million in 2020 representing the Paycheck Protection Program loans that were forgiven by the Small Business Administration received under the CARES Act.

Interest expense was approximately $1.2 million in both 2021 and 2020. During 2021, the decrease in interest expense due to the lower average outstanding debt was offset by a higher weighted average interest rate on the outstanding borrowings. During the years ended December 31, 2021 and 2020, the weighted average interest rate on outstanding borrowings was 4.93% and 4.73%, respectively.

Net income attributable to Avalon Holdings Corporation common shareholders was $2.0 million, or $0.51 per share, in 2021 compared with a net income attributable to Avalon Holdings Corporation common shareholders of less than $0.1 million, or $0.00 per share, in 2020.

Avalon Holdings Corporation and Subsidiaries

Segment Performance

Segment performance should be read in conjunction with Note 16 to the Consolidated Financial Statements.

Waste Management Services Segment

The net operating revenues of the waste management services segment increased to $42.7 million in 2021 compared with $40.4 million in 2020. The waste management services segment includes waste disposal brokerage and management services, captive landfill management operations and salt water injection well operations.

The net operating revenues of the waste disposal brokerage and management services business were approximately $40.3 million in 2021 compared to $38.1 million in 2020. During 2020, our waste disposal brokerage business experienced a decline in both continuous and event work due to government restrictions placed on its customers and related shutdowns as a result of the COVID-19 pandemic. The increase in net operating revenues between years was primarily attributable to the government restrictions and mandated shut downs being subsequently reduced and lifted.

Continuous work of the waste disposal brokerage business increased approximately $1.4 million between years as a result of increased work from multiple customers. Net operating revenues related to continuous work were approximately $22.7 million in 2021 compared with $21.3 million in 2020. In addition, event work net operating revenues related to multiple projects increased by approximately $1.7 million during 2021 when compared to 2020. Event work is defined as bid projects under contract that occurs on a one-time basis over a short period of time. Such work can fluctuate significantly from year to year. Event work net operating revenues were approximately $17.6 million in 2021 compared with $15.9 million in 2020. Net operating revenue relating to managerial, consulting and clerical services, which was performed for one customer, was entirely dependent on that customer’s needs. Net operating revenues related to managerial, consulting and clerical services were approximately $0.9 million in 2020. The managerial, consulting and clerical contract expired in the third quarter of 2020.

The net operating revenues of the captive landfill management operations were approximately $2.4 million in 2021 compared to $2.3 million in 2020. The net operating revenues of the captive landfill operations are almost entirely dependent upon the volume of waste generated by the owner of the landfill for whom Avalon manages the facility.

Costs of operations related to the waste management services segment increased to $34.3 million in 2021 compared with $31.7 million in 2020. The increase in the cost of operations between years for the waste management segment is primarily due to the increased net operating revenues as these costs vary directly with the associated revenues. The overall gross margin percentage of the waste brokerage and management services business was approximately 20% in 2021 compared to 21% in 2020. The decrease in the overall gross margin percentage was primarily attributable to the lower gross profit generated from both continuous and event work projects during 2021.

Income before income taxes for the waste management services segment were approximately $3.5 million in 2021 compared to $4.6 million in 2020. Income before income taxes of the waste brokerage and management services business was approximately $3.6 million in 2021 compared to $4.2 million in 2020. During 2020, income before income taxes includes the gain on debt extinguishment of approximately $0.6 million representing the Paycheck Protection Program loan that was forgiven by the Small Business Administration received under the CARES Act.

Income before income taxes of the captive landfill operations were approximately $0.3 million in 2021 compared to $0.4 million in 2020. During 2020, income before income taxes includes the gain on debt extinguishment of approximately $0.1 million representing the Paycheck Protection Program loan that was forgiven by the Small Business Administration received under the CARES Act.

During 2021 the salt water injection wells incurred a loss before income taxes of $0.4 million compared to a loss before income taxes of less than $0.1 million in 2020. During 2021 and 2020, the loss before income taxes was primarily due to legal and professional costs incurred relating to Avalon’s mandamus processes.

Avalon Holdings Corporation and Subsidiaries

Golf and Related Operations Segment

Net operating revenues of the golf and related operations segment were approximately $27.7 million in 2021 compared to $18.3 million in 2020. Avalon’s golf and related operations segment consists of the operation and management of four golf courses and related country clubs which provide dining and banquet facilities, a hotel which provides lodging, dining, banquet and conference facilities and other resort related amenities, a multipurpose recreation center and a travel agency.

Food, beverage and merchandise sales increased to approximately $11.1 million in 2021 compared to $6.4 million in 2020. Food, beverage and merchandise sales increased between years as a result of an increase in business activity. The government restrictions issued in response to control the COVID-19 pandemic, which included decreased occupancy for restaurants and limits placed on mass gatherings and large community events, significantly impacted our operations during 2020. Food and beverages sales related to banquets and conferences were not significant during 2020 as a result of the government mandated restrictions on gatherings and events. During 2021, food and beverage sales related to restaurants, banquets and conferences increased as a result of the lifting of certain government mandates placed on restaurants, gatherings and events.

Other net operating revenues related to the golf and related operations were approximately $16.6 million in 2021 compared to $11.9 million in 2020. Membership dues revenue was approximately $6.7 million in 2021 compared to $6.0 million in 2020. The increase in membership dues revenue was attributable to both an increase in membership dues rates and the average number of members between years. Net operating revenues related to room rental was approximately $4.5 million in 2021 compared to $2.2 million in 2020. The increase in room revenue was a result of both higher occupancy and an increase in average room rates when compared to the prior year. During 2020, the Company experienced cancellations of overnight room accommodations due to the COVID-19 pandemic. Other revenues consisting of athletic, fitness, travel agency, salon and spa related activities were approximately $2.7 million in 2021 compared to $1.4 million in 2020. In March of 2020, government orders were issued in response to controlling the COVID-19 pandemic which required all nonessential business activities, including athletic, fitness, salon and spa activities to temporarily cease operations. These business activities were allowed to resume operating late in the second quarter of 2020. Greens fees and associated cart rentals were approximately $2.7 million in 2021 compared to $2.3 million in 2020. The increase in greens fees and associated cart rental during 2021 compared to 2020 was due to an increase in the number of golf rounds played. Due to adverse weather conditions, net operating revenues relating to the golf courses, which are located in northeast Ohio and western Pennsylvania, were minimal during the first three months of 2021 and 2020.

Total cost of operations for the golf and related operations segment were $22.6 million in 2021 compared with $15.4 million in 2020. Cost of food, beverage and merchandise was approximately $4.8 million in 2021 compared to $2.8 million in 2020. The increase in total food, beverage and merchandise costs between years is primarily due to higher revenues from increased business operations. The cost of food, beverage and merchandise sales was approximately 43% of associated revenue in 2021 and 44% in 2020. Golf and related operations operating costs increased to approximately $17.8 million in 2021 compared with $12.6 million in 2020. The increase in operating costs between years, primarily employee related costs, was directly attributable to the increased business operations during 2021 compared to 2020 as certain government mandates regarding restaurant operations were reduced and subsequently lifted.

The golf and related operations recorded income before income taxes of $2.8 million in 2021 compared with a net loss before income taxes of $0.2 million in 2020. The change between years was a result of higher net operating revenues and associated gross profit related to room rentals, greens fees and related cart rental, food, beverage and merchandise sales and the gain on debt extinguishment of approximately $1.5 million representing the Paycheck Protection Program loan that was forgiven by the Small Business Administration received under the CARES Act.

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

Avalon Holdings Corporation and Subsidiaries

General Corporate Expenses

General corporate expenses were $3.9 million in 2021 compared to $3.2 million in 2020. The increase was primarily attributable to higher employee related costs, which included higher employee incentives paid in 2021, and an increase in legal and professional fees.

Gain on Debt Extinguishment

Gain on debt extinguishment was approximately $2.0 million in 2021 compared to $0.8 million in 2020 representing the Paycheck Protection Program loans that were forgiven by the Small Business Administration received under the CARES Act.

Interest Expense

Interest expense was approximately $1.2 million in both 2021 and 2020. During 2021, the decrease in interest expense due to the lower average outstanding debt was offset by a higher weighted average interest rate on the outstanding borrowings. During the years ended December 31, 2021 and 2020, the weighted average interest rate on outstanding borrowings was 4.93% and 4.73%, respectively.

Net Income

Net income attributable to Avalon Holdings Corporation common shareholders was $2.0 million in 2021 compared to net income attributable to Avalon Holdings Corporation common shareholders of less than $0.1 million in 2020. Avalon recorded a state income tax provision in both 2021 and 2020, which was related entirely to the waste management and brokerage operations. Due to the recording of a full valuation allowance against the Company’s federal net deferred tax assets, the overall effective tax rate in both years reflects taxes owed in certain U.S state jurisdictions. Avalon’s income tax provision on the income before taxes was offset by a change in the valuation allowance. A valuation allowance is provided when it is more likely than not that deferred tax assets relating to certain federal and state loss carryforwards will not be realized. Avalon continues to maintain a valuation allowance against the majority of its deferred tax amounts until it is evident that the deferred tax asset will be utilized in the future.

Trends and Uncertainties

Financial impact of COVID-19 pandemic

In December 2019, a novel strain of coronavirus, COVID-19, emerged in Wuhan, Hubei Province, China. While initially concentrated in China, the outbreak spread to other countries and infections have been reported globally including in the United States. On March 11, 2020, the World Health Organization declared the COVID-19 viral disease a pandemic. As a result, the federal and state governmental bodies began taking unprecedented measures to try and control the spread of the virus including the issuance of temporary stay at home orders, the temporary closing of non-essential businesses and in-house dining and restrictions on gatherings and events.

During the year ended December 31, 2020, the various governmental orders that were issued to control the spread of COVID-19 adversely impacted our operations and related financial results. Our restaurants operated under government mandated occupancy restrictions for in-house dining. Food and beverages sales related to banquets and conferences were significantly lower as a result of restrictions placed on gatherings and events. In addition, in March 2020, the Company began experiencing a high level of room and event cancellations with some subsequent re-bookings for a future date. As a result of the government mandates being subsequently lifted, the COVID-19 pandemic had a limited impact on our results of operations during the year ended December 31, 2021.

Although the various government mandates impacting our business operations have currently been lifted, we may experience weakened demand in light of travel restrictions or warnings, consumer fears and reduced consumer discretionary spending and general economic uncertainty. The full extent of the impact of the COVID-19 pandemic on our operations and financial performance will depend on future developments, including the duration and spread of the pandemic and the impact of COVID-19 variants, all of which are uncertain and cannot be predicted at this time. Governmental bodies may impose restrictions, which could include additional shutdowns, to stop the spread of infection. These restrictions would have a negative impact on our financial condition, results of operations and cash flows.

Avalon Holdings Corporation and Subsidiaries

Paycheck Protection Program Loan

The CARES Act was signed into law on March 27, 2020, and provides over $2.0 trillion in emergency economic relief to individuals and businesses impacted by the COVID-19 pandemic. The CARES Act authorized the Small Business Administration to temporarily guarantee loans under a new loan program called the Paycheck Protection Program (the “Program”). The Program provides for 100% federally guaranteed loans to small businesses to allow employers to keep workers employed and maintain payroll during the pandemic and economic downturn. Under the Program, qualified companies are eligible for a loan in an amount equal to the lesser of $10 million or 2.5 times the business’s average monthly payroll. Collateral or guarantor support is not required for the loan.

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

In the second quarter of 2020, certain wholly-owned subsidiaries of Avalon entered into agreements and received a total of approximately $2.8 million in loans under the Program. The Company utilized the entire balance of the loan proceeds in accordance with the Program’s guidelines using the 24 week loan forgiveness period and subsequently applied for forgiveness with the Small Business Administration.

During 2020, approximately $0.8 million of the loans and $4,000 of associated interest were forgiven by the Small Business Administration. During 2021, the remaining $2.0 million of the loans and $17,000 of associated interest were forgiven by the Small Business Administration. Debt forgiven in accordance with the Program is recognized in the Consolidated Statements of Operations as a gain on debt extinguishment.

Government regulations

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

Avalon Holdings Corporation and Subsidiaries

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

Avalon Holdings Corporation and Subsidiaries

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

On March 18, 2019, Avalon received notice that the 11th Appellate District Court in Trumbull County, Ohio issued summary judgment in favor of the Ohio Department of Natural Resources in the writ of mandamus action that resulted from the suspension order of the Company’s salt water injection well. The decision was appealed to the Supreme Court of Ohio on April 5, 2019. Oral arguments in the case occurred on April 7, 2020. On September 23, 2020, the Supreme Court of Ohio ruled in favor of the Company. The Supreme Court of Ohio reversed the decision of the 11th Appellate District Court and remanded the case back to that court for a trial on the merits. The trial occurred in September and October 2021. The Company is currently awaiting judgment from the 11th Appellate District Court.

Avalon Holdings Corporation and Subsidiaries

On May 24, 2021, the Company received Chief’s Orders from the Division vacating the September 3, 2014 suspension orders for AWMS #2 and setting conditions for restart of that well. Among these conditions was a limit placed on the seismicity within three miles of the well. Under the Order, if a seismic event with a magnitude 2.1 or above occurs, the well must cease operations for an indefinite period of time until concurrence for subsequent restart is received from the Division. The Company appealed the May 2021 Chief’s Order to the Ohio Oil and Gas Commission, seeking reasonable operating conditions that will allow the facility to operate profitably while protecting human health and property. A hearing in this matter occurred in February 2022. The Company is currently awaiting judgment.

Golf memberships and liquor licenses

The Avalon Golf and Country Club operates four golf courses and related country clubs and a multipurpose recreation center. The Avalon Golf and Country Club facilities also offer swimming pools, fitness centers, tennis courts, dining and banquet facilities, salon and spa services. In addition, The Grand Resort provides guests with a self-contained vacation experience, offering hotel guests golf packages to all of the golf courses of the Avalon Golf and Country Club and allows its guests to utilize the facilities at each of the clubhouses. Members of the Avalon Golf and Country Club also have access to all of the amenities offered by The Grand Resort. The Avalon Golf and Country Club competes with many public courses and country clubs in the area. Although the golf courses continue to be available to the general public, the primary source of revenues is derived from the members of the Avalon Golf and Country Club. Avalon believes that the combination of its golf facilities and The Grand Resort will result in additional memberships in the Avalon Golf and Country Club. The ability to retain current members and attract new members has been an ongoing challenge. Although Avalon was able to increase the number of members of the Avalon Golf and Country Club, as of December 31, 2021, Avalon has not attained its membership goals. There can be no assurance as to when such goals will be attained. Avalon is continually using different marketing strategies to attract new members, such as local television advertising and various membership promotions. A significant decline in members could adversely affect the future financial performance of Avalon.

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

Avalon recognizes deferred tax assets and liabilities based on differences between financial statement carrying amounts and the tax bases of assets and liabilities. Avalon also records tax benefits when it believes that it is more likely than not that the benefit will be sustained by the tax authority. Avalon regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance based upon historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences to reduce its deferred assets to the amount that it believes is more likely than not to be realized. Avalon has considered future taxable income in assessing the need for the valuation allowance. The $2,133,000 of deferred tax liabilities will reverse in the same period and jurisdiction and is of the same character as the temporary differences giving rise to the $2,141,000 of deferred tax assets. Avalon has not provided a valuation allowance on the amount of deferred tax assets that it estimates will be utilized. Should Avalon ascertain in the future that it is more likely than not that deferred tax assets will be realized in excess of the net deferred tax assets, all or a portion of the $2,351,000 valuation allowance as of December 31, 2021, would be reversed as a benefit to the provision for income taxes in the period such determination was made.

Avalon Holdings Corporation and Subsidiaries

C o n s o l i d a t e d  B a l a n c e  S h e e t s

(in thousands, except for share data)

	December 31,
	2021	2020
Assets
Current Assets:
Cash and cash equivalents	$3,254	$4,210
Accounts receivable, less allowance for credit losses of $265 at December 31, 2021 and 2020	9,933	8,744
Unbilled membership dues receivable	578	585
Inventories	1,105	910
Prepaid expenses	996	730
Other current assets	105	80
Total current assets	15,971	15,259

Property and equipment, net	53,338	51,299
Property and equipment under finance leases, net	5,390	5,735
Operating lease right-of-use assets	1,598	1,728
Restricted cash	1,696	3,885
Noncurrent deferred tax asset	8	8
Other assets, net	36	36
Total assets	$78,037	$77,950

Liabilities and Equity
Current liabilities:
Current portion of long-term debt	$1,126	$1,594
Current portion of obligations under finance leases	167	333
Current portion of obligations under operating leases	534	529
Accounts payable	10,164	9,097
Accrued payroll and other compensation	797	809
Accrued income taxes	67	43
Other accrued taxes	541	461
Deferred membership dues revenue	3,363	3,196
Other liabilities and accrued expenses	1,265	1,121
Total current liabilities	18,024	17,183

Long-term debt, net of current portion	19,376	21,941
Obligations under finance leases, net of current portion	496	560
Obligations under operating leases, net of current portion	1,064	1,199
Asset retirement obligation	100	100

Equity:
Avalon Holdings Corporation Shareholders' Equity:
Class A Common Stock, $.01 par value, one vote per share: authorized 10,500,000 shares; issued and outstanding 3,287,647 shares at December 31, 2021 and 2020	33	33
Class B Common Stock, $.01 par value, ten votes per share: authorized 1,000,000 shares; issued and outstanding 611,784 shares at December 31, 2021 and 2020	6	6
Paid-in capital	59,201	59,196
Accumulated deficit	(20,171)	(22,142)
Total Avalon Holdings Corporation Shareholders' Equity	39,069	37,093
Non-controlling interest in subsidiaries	(92)	(126)
Total equity	38,977	36,967
Total liabilities and equity	$78,037	$77,950

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

C o n s o l i d a t e d  S t a t e m e n t s  o f  O p e r a t i o n s

(in thousands, except for per share amounts)

	Year Ended December 31,
	2021	2020

Net operating revenues:
Waste management services	$42,710	$40,371

Food, beverage and merchandise sales	11,045	6,416
Other golf and related operations	16,628	11,933
Total golf and related operations	27,673	18,349

Total net operating revenues	70,383	58,720

Costs and expenses:
Waste management services operating costs	34,259	31,658
Cost of food, beverage and merchandise	4,748	2,810
Golf and related operations operating costs	17,825	12,547
Depreciation and amortization expense	3,112	2,909
Selling, general and administrative expenses	9,878	8,672
Operating income	561	124

Other income (expense):
Interest expense	(1,158)	(1,210)
Gain on debt extinguishment	1,964	801
Other income, net	369	337
Income before income taxes	1,736	52

Provision for income taxes	89	98
Net income (loss)	1,647	(46)

Less net loss attributable to non-controlling interest in subsidiaries	(324)	(60)
Net income attributable to Avalon Holdings Corporation common shareholders	$1,971	$14

Income per share attributable to Avalon Holdings Corporation common shareholders:
Basic net income per share	$0.51	$0.00
Diluted net income per share	$0.50	$0.00

Weighted average shares outstanding - basic	3,899	3,876
Weighted average shares outstanding - diluted	3,933	3,878

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

C o n s o l i d a t e d  S t a t e m e n t s  o f  C a s h  F l o w s

(in thousands)

	Year Ended December 31,
	2021	2020

Cash flows from operating activities:
Net income (loss)	$1,647	$(46)
Reconciliation of net income (loss) to cash provided by operating activities:
Depreciation and amortization expense	3,112	2,909
Amortization of debt issuance costs	42	42
Compensation costs - stock options	5	6
Provision for losses on accounts receivable	36	40
Gain from disposal of equipment	(10)	(38)
Gain on debt extinguishment	(1,964)	(801)
Change in operating assets and liabilities:
Accounts receivable	(1,225)	3,225
Unbilled membership dues receivable	7	17
Inventories	(195)	(97)
Prepaid expenses	(266)	(5)
Other assets, net	(25)	(62)
Accounts payable	796	(2,769)
Accrued payroll and other compensation	(12)	(152)
Accrued income taxes	24	(50)
Other accrued taxes	80	27
Deferred membership dues revenue	167	43
Other liabilities and accrued expenses	144	282
Net cash provided by operating activities	2,363	2,571

Cash flows from investing activities:
Capital expenditures	(4,424)	(4,549)
Proceeds from disposal of equipment	3	38
Net cash used in investing activities	(4,421)	(4,511)

Cash flows from financing activities:
Proceeds under Paycheck Protection Program loans	-	2,765
Principal payments on term loan facilities	(1,111)	(1,056)
Principal payments on finance lease obligations	(334)	(348)
Proceeds from subsidiary private placement offering	358	-
Proceeds from exercise of employee stock options	-	43
Net cash (used in) provided by financing activities	(1,087)	1,404

Decrease in cash, cash equivalents and restricted cash	(3,145)	(536)
Cash, cash equivalents and restricted cash at beginning of year	8,095	8,631
Cash, cash equivalents and restricted cash at end of year	$4,950	$8,095

Supplemental disclosure of cash flow information:

Significant non-cash operating and investing activities:
Capital expenditures included in accounts payable	$271	$147
Significant non-cash operating and financing activities:
Interest forgiven from Paycheck Protection Program Loans	$17	$4
Significant non-cash investing and financing activities:
Operating lease right-of-use assets in exchange for lease obligations	$498	$948
Finance lease obligations incurred	$104	$391

Cash paid during the year for interest	$1,130	$1,156
Cash paid during the year for income taxes	$65	$148

For supplemental cash flow information regarding income taxes, see Note 11.

See accompanying notes to consolidated financial statements

Avalon Holdings Corporation and Subsidiaries

C o n s o l i d a t e d  S t a t e m e n t s  o f  S h a r e h o l d e r s ’  E q u i t y

(in thousands, except for share data)

	For the Years Ended December 31, 2021 and 2020
	Common Stock						Total Avalon	Non-controlling
	Shares		Amount		Paid-in	Accumulated	Shareholders'	Interest in
	Class A	Class B	Class A	Class B	Capital	Deficit	Equity	Subsidiary	Total

Balance at January 1, 2020	3,263,647	611,784	$33	$6	$59,147	$(22,156)	$37,030	$(66)	$36,964

Stock options - compensation costs	-	-	-	-	6	-	6	-	6

Exercise of employee stock options	24,000	-	-	-	43	-	43		43

Net income (loss)	-	-	-	-	-	14	14	(60)	(46

Balance at December 31, 2020	3,287,647	611,784	33	6	59,196	(22,142)	37,093	(126)	36,967

Stock options - compensation costs	-	-	-	-	5	-	5	-	5

Investment in subsidiary from accredited investors	-	-	-	-	-	-	-	358	358

Net income (loss)	-	-	-	-	-	1,971	1,971	(324)	1,647

Balance at December 31, 2021	3,287,647	611,784	$33	$6	$59,201	$(20,171)	$39,069	$(92)	$38,977

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

Avalon provides waste management services to industrial, commercial, municipal and governmental customers in selected northeastern and midwestern U.S. markets, captive landfill management services and salt water injection well operations. Avalon also owns and operates a hotel and its associated resort amenities, four golf courses and related country clubs and a multipurpose recreation center.

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

The coronavirus/COVID-19 pandemic (collectively referred to herein as "COVID-19") adversely impacted our financial position, results of operations, and cash flows during the year ended December 31, 2020. As a result of the government mandates being subsequently lifted, the COVID-19 pandemic had a limited impact on our results of operations during the year ended December 31, 2021. Due to the ongoing uncertainty of COVID-19, we cannot predict the future impact that the pandemic may have on our financial condition, results of operations or cash flows.

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

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents for purposes of the Consolidated Statements of Cash Flows and Consolidated Balance Sheets. Avalon maintains its cash balances in various financial institutions. These balances may, at times, exceed federal insured limits. Avalon has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk relating to its cash and cash equivalents (See Note 5).

Restricted Cash

Cash and cash equivalents that are restricted as to withdrawal or use under the terms of certain contractual agreements are recorded in restricted cash on the Consolidated Balance Sheets. Restricted cash of $1.7 million and $3.9 million at December 31, 2021 and 2020, respectively, consists of loan proceeds deposited into a project fund account to fund costs associated with the renovation and expansion of The Grand Resort and Avalon Field Club at New Castle in accordance with the provisions of the loan and security agreement (See Notes 5 and 10).

Avalon Holdings Corporation and Subsidiaries

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost of inventories is determined by the average cost method. If necessary, a provision for potentially obsolete or slow-moving inventory is made based on management’s analysis of inventory levels and future sales forecasts.

Financial Instruments

The Company follows the guidance included in the Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, for its financial assets and liabilities. The fair value of financial instruments consisting of cash, cash equivalents, restricted cash, accounts receivable, and accounts payable at December 31, 2021 and 2020 approximates carrying value due to the relative short maturity of these financial instruments.

The fair value of the Company’s term loan approximates carrying value at December 31, 2021 and 2020, as neither the Company’s credit rating nor credit conditions have changed substantially since the debt was refinanced.

Property and Equipment

Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful life of the asset which varies from 10 to 30 years for land improvements; 5 to 50 years in the case of buildings and improvements; and from 3 to 10 years for machinery and equipment, vehicles and office furniture and equipment (See Note 7).

Major additions and improvements are charged to the property and equipment accounts while replacements, maintenance and repairs, which do not improve or extend the life of the respective asset, are expensed as incurred. The cost of assets retired or otherwise disposed of and the related accumulated depreciation is eliminated from the accounts in the year of disposal. Gains or losses resulting from disposals of property and equipment are recorded in “Other income, net” in our Consolidated Statements of Operations.

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

Avalon Holdings Corporation and Subsidiaries

Revenue Recognition

The Company recognizes revenue in accordance with FASB ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, Avalon identifies a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. Revenue is recognized when obligations under the terms of the contract with our customer are satisfied; generally this occurs with the transfer of control of the good or service to the customer. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring goods or providing services (See Note 6).

Accounts Receivable

Receivables, net, include amounts billed and currently due from customers. The majority of Avalon’s accounts receivable is due from industrial and commercial customers. Credit is extended based on an evaluation of a customer’s financial condition and, generally, collateral is not required. The amounts due are stated at their net realizable value. The Company maintains an allowance for credit losses to provide for the estimated amount of receivables that will not be collected. Customer accounts that are outstanding longer than the contractual payment terms are considered past due. Avalon determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, Avalon’s previous accounts receivable loss history, the customer’s current ability to pay its obligation to Avalon and the condition of the general economy and the industry as a whole. Avalon writes off accounts receivable when they become uncollectible. Payments subsequently received on such receivables are credited to the allowance for credit losses, or to income, as appropriate under the circumstances (See Note 6).

Leases

Avalon applies FASB Accounting Standards Update (“ASU”) 2016-02, Leases. The standard establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement as either rental expense for operating leases and depreciation and interest expense for finance leases (See Note 8).

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

In accordance ASC 810-10, both AWMS Holdings, LLC and Avalon Med Spa, LLC are VIEs, and their financial statements are included in Avalon’s consolidated financial statements. ASC 810-10 requires non-controlling interests to be reported as a separate component of equity. The amount of net loss attributable to the non-controlling interest is recorded in “net loss attributable to non-controlling interest in subsidiaries” in our Consolidated Statements of Operations (See Note 17).

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

Avalon Holdings Corporation and Subsidiaries

Asset Retirement Obligation

Avalon recorded an estimated asset retirement obligation of $0.1 million at December 31, 2021 and 2020, respectively, to plug and abandon the two salt water injection wells based upon an estimate from an experienced and qualified third party.

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

Avalon reviewed the carrying value of its long-lived assets in accordance with FASB ASC 360-10-35, Property, Plant and Equipment – Overall – Subsequent Measurement. Avalon does not believe there was a triggering event in 2021 or 2020 as future cash flows have not changed significantly and asset values have remained relatively stable.

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

Basic and Diluted Net Income per Share

Basic net income per share attributable to Avalon Holdings Corporation common shareholders is computed by dividing the net income by the weighted average number of common shares outstanding.

Diluted net income per share attributable to Avalon Holdings Corporation common shareholders is computed by dividing net income by the weighted average number of common shares outstanding plus any weighted common equivalent shares determined to be outstanding during the period using the treasury method. The weighted common equivalent shares included in the calculation are related to stock options granted by Avalon where the weighted average market price of Avalon’s common stock for the period presented is greater than the option exercise price of the stock option. For periods in which Avalon is in a net loss position, the diluted per share amount reported is equal to the basic per share amount because such dilution would be considered anti-dilutive (See Note 9).

Note 3. COVID-19 Coronavirus Pandemic

In December 2019, a novel strain of coronavirus, COVID-19, emerged in Wuhan, Hubei Province, China. While initially concentrated in China, the outbreak spread to other countries and infections have been reported globally including in the United States. On March 11, 2020, the World Health Organization declared the COVID-19 viral disease a pandemic. As a result, the federal and state governmental bodies began taking unprecedented measures to try and control the spread of the virus including the issuance of temporary stay at home orders, the temporary closing of non-essential businesses and in-house dining and restrictions on gatherings and events.

During the year ended December 31, 2020, the various governmental orders that were issued to control the spread of COVID-19 adversely impacted our operations and related financial results. Our restaurants operated under government mandated occupancy restrictions for in-house dining. Food and beverages sales related to banquets and conferences were significantly lower as a result of restrictions placed on gatherings and events. In addition, in March 2020, the Company began experiencing a high level of room and event cancellations with some subsequent re-bookings for a future date. As a result of the government mandates being subsequently lifted, the COVID-19 pandemic had a limited impact on our results of operations during the year ended December 31, 2021.

Avalon Holdings Corporation and Subsidiaries

Although the various government mandates impacting our business operations have currently been lifted, we may experience weakened demand in light of travel restrictions or warnings, consumer fears and reduced consumer discretionary spending and general economic uncertainty. The full extent of the impact of the COVID-19 pandemic on our operations and financial performance will depend on future developments, including the duration and spread of the pandemic and the impact of COVID-19 variants, all of which are uncertain and cannot be predicted at this time. Governmental bodies may impose restrictions, which could include additional shutdowns, to stop the spread of infection. These restrictions would have a negative impact on our financial condition, results of operations and cash flows.

Note 4. Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which introduced an approach to estimate credit losses on certain types of financial instruments, including trade receivables, based on expected losses. ASU 2016-13, which is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, required companies to make a cumulative-effect adjustment to retained earnings as of January 1, 2020. The Company adopted ASU 2016-13 effective January 1, 2020. The adoption of ASU 2016-13 did not have an impact on the Company’s financial position or results of operations (See Note 6).

In March 2020, the FASB issued ASU 2020-04, establishing ASC Topic 848, Reference Rate Reform (“ASU 2020-04”). ASU 2020-04 contains practical expedients for reference rate reform related activities that impact debt, leases, derivatives and other contracts to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates. The guidance in ASU 2020-04 is optional and may be elected over time as reference rate reform activities occur. The Company is currently evaluating the adoption of this pronouncement and does not expect the adoption to have an impact on the Company's financial position, results of operations or financial disclosures.

Note 5. Cash, Cash Equivalents and Restricted Cash

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

Cash and cash equivalents that are restricted as to withdrawal or use under the terms of certain contractual agreements are recorded in restricted cash on the Consolidated Balance Sheets. Restricted cash consists of loan proceeds deposited into a project fund account to fund costs associated with the renovation and expansion of The Grand Resort and Avalon Field Club at New Castle in accordance with the provisions of the loan and security agreement (See Note 10).

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the Consolidated Balance Sheets that sum to the total of the same such amounts shown in the Consolidated Statements of Cash Flows. Cash, cash equivalents and restricted cash consist of the following at December 31, 2021 and 2020 (in thousands):

	2021	2020
Cash and cash equivalents	$3,254	$4,210
Restricted cash	1,696	3,885
Total cash, cash equivalents and restricted cash	$4,950	$8,095

Avalon Holdings Corporation and Subsidiaries

Note 6. Revenues

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

Avalon is a minority owner with managerial control over two salt water injection wells and its associated facility. Operations of the salt water injection wells have been suspended in accordance with the Chief of the Division of Oil and Gas Resources Management order (See Note 17). Due to the suspension of the salt water injection wells, there were no operating revenues for the years ended December 31, 2021 and 2020.

For the years ended December 31, 2021 and 2020, the net operating revenues related to waste management services represented approximately 61% and 69%, respectively, of Avalon’s total consolidated net operating revenues. For the year ended December 31, 2021, one customer accounted for 13% of the waste management services segment’s net operating revenues to external customers and 8% of the consolidated net operating revenues. For the year ended December 31, 2020, no one customer individually accounted for 10% or more of Avalon’s waste management services segment revenues.

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

Avalon Holdings Corporation and Subsidiaries

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

Golf and Related Operations

Avalon’s golf and related operations include the operation and management of four golf courses and associated clubhouses, recreation and fitness centers, tennis courts, salon and spa services, dining and banquet facilities and a travel agency. The golf and related operations also include the operation of a hotel and its resort related amenities including dining, banquet and conference facilities, fitness center, swimming pools, salon and spa and tennis courts. Revenues for the golf and related operations consists primarily of food, beverage and merchandise sales, membership dues, greens fees and associated cart rentals, room rentals and salon and spa services. Due to adverse weather conditions, net operating revenues relating to the golf courses, which are located in northeast Ohio and Pennsylvania, were minimal during the first three months of 2021 and 2020.

For the years ended December 31, 2021 and 2020, the net operating revenues related to the golf and related operations represented approximately 39% and 31%, respectively, of Avalon’s total consolidated net operating revenues. For both the years ended December 31, 2021 and 2020, no one customer individually accounted for 10% or more of Avalon’s golf and related operations segment revenues.

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

Avalon Holdings Corporation and Subsidiaries

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

The following table presents our net operating revenues disaggregated by revenue source for the years ended December 31, 2021 and 2020 (in thousands). Sales and other taxes are excluded from revenues.

	2021	2020
Waste management and brokerage services	$40,266	$38,049
Captive landfill management operations	2,444	2,322
Total waste management services revenues	42,710	40,371
Food, beverage and merchandise sales	11,045	6,416
Membership dues revenue	6,697	6,068
Room rental revenue	4,450	2,223
Greens fees and cart rental revenue	2,723	2,270
Salon and spa services	1,059	358
Fitness and tennis lesson revenue	448	336
Other revenue	1,251	678
Total golf and related operations revenue	27,673	18,349
Total net operating revenues	$70,383	$58,720

Avalon does not have operations located outside the United States and, accordingly, geographical revenue information is not presented.

Receivables, Net

Receivables, net, include amounts billed and currently due from customers. The amounts due are stated at their net realizable value. At December 31, 2021 and 2020, accounts receivable, net, related to our waste management services segment were approximately $9.0 million and $7.9 million, respectively. At December 31, 2021, one customer accounted for approximately 19% of the waste management services segment’s receivables and 17% of the consolidated receivables. At December 31, 2020, no one customer accounted for 10% or more of Avalon’s waste management services segment or consolidated net receivables. Accounts receivable, net, related to our golf and related operations segment were approximately $1.0 million and $0.8 million at December 31, 2021 and 2020, respectively. No one customer of the golf and related operations segment accounted for 10% or more of Avalon’s golf and related operations segment or consolidated net receivables at December 31, 2021 and 2020.

The Company maintains an allowance for credit losses to provide for the estimated amount of receivables that will not be collected. Customer accounts that are outstanding longer than the contractual payment terms are considered past due. Avalon determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, Avalon’s previous accounts receivable loss history, the customer’s current ability to pay its obligation to Avalon and the condition of the general economy and the industry as a whole. Avalon writes off accounts receivable when they become uncollectible. Payments subsequently received on such receivables are credited to the allowance for credit losses, or to income, as appropriate under the circumstances. Allowance for credit losses was approximately $0.3 million at both December 31, 2021 and 2020.

Avalon Holdings Corporation and Subsidiaries

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

The following table presents changes in our allowance for credit losses during the years ended at December 31, 2021 and 2020 (in thousands):

	Balance at Beginning of Period	Provision for Credit Losses	Write-offs less Recoveries	Balance at End of Period
Allowance for credit losses
Year ended December 31, 2021	$265	$36	$(36)	$265
Year ended December 31, 2020	$275	$40	$(50)	$265

Contract Assets

Contract assets include unbilled membership dues receivables related to the Avalon Golf and Country Club for the customers membership commitment which are billed on a monthly basis over the course of the annual agreement. Such amounts are stated at their net realizable value. Contract assets related to unbilled membership dues are classified as current as revenue related to such agreements is recognized within the annual membership period. Unbilled membership receivables in our Consolidated Balance Sheets were approximately $0.6 million at December 31, 2021 and 2020.

The following table presents changes in our contract assets during the years ended December 31, 2021 and 2020 (in thousands):

	Balance at Beginning of Period	Unbilled Membership Dues	Billings	Balance at End of Period
Contract Assets:
Unbilled membership dues receivable
Year ended December 31, 2021	$585	$1,997	$(2,004)	$578
Year ended December 31, 2020	$602	$2,143	$(2,160)	$585

Contract Liabilities

Contract liabilities include unrecognized or deferred revenues relating to membership dues and customer advance deposits. We record deferred revenue when cash payments are received in advance of satisfying our performance obligation. We classify deferred membership dues revenue as current based on the timing of when we expect to recognize revenue for the membership commitment based on the Company satisfying the stand ready performance obligation throughout the annual membership period. The unrecognized or deferred revenues related to membership dues in our Consolidated Balance Sheets were approximately $3.4 million at December 31, 2021 and $3.2 million at December 31, 2020. Customer advance deposits are recorded as a liability until the goods or services are provided to the customer. Generally, customer advances, and corresponding performance obligation are satisfied within 12 months of the date of receipt of advance payment. The unrecognized revenues related to customer advance deposits are recorded in “Other liabilities and accrued expenses” in our Consolidated Balance Sheets. Customer advance deposits were approximately $0.8 million at December 31, 2021 and $0.7 million at December 31, 2020.

Avalon Holdings Corporation and Subsidiaries

The following table presents changes in our contract liabilities during the years ended December 31, 2021 and 2020 (in thousands):

	Balance at Beginning of Period	Billings	Revenue Recognized	Balance at End of Period
Contract Liabilities:
Deferred membership dues revenue
Year ended December 31, 2021	$3,196	$6,864	$(6,697)	$3,363
Year ended December 31, 2020	$3,153	$6,111	$(6,068)	$3,196
Customer advance deposits
Year ended December 31, 2021	$674	$1,953	$(1,832)	$795
Year ended December 31, 2020	$553	$917	$(796)	$674

Note 7. Property and Equipment

Property and equipment at December 31, 2021 and 2020 consists of the following (in thousands):

	2021	2020
Land and land improvements	$15,588	$15,150
Buildings and improvements	48,603	47,026
Machinery and equipment	7,122	5,469
Office furniture and fixtures	8,773	8,000
Vehicles	791	677
Construction in progress	1,448	1,086
	82,325	77,408
Less accumulated depreciation and amortization	(28,987)	(26,109)
Property and equipment, net	$53,338	$51,299

At December 31, 2021, the Company did not have any significant fixed contractual commitments for construction projects.

Note 8. Leases

Operating Leases

Avalon leases golf carts, machinery and equipment for the landfill operations, furniture and fixtures for The Grand Resort and office copiers under operating leases. Our operating leases have remaining lease terms ranging from less than 1 year to 4.0 years. The weighted average remaining lease term on operating leases was approximately 3.5 years at December 31, 2021.

During 2021, the Company entered into new operating lease agreements for a facility, vehicle, golf carts and associated GPS equipment. The Company recorded operating lease right-of-use assets and corresponding obligations under the operating leases of approximately $0.5 million. During 2020, the Company entered into a new operating lease agreement for hotel furniture and golf carts. The Company recorded an operating lease right-of-use asset and corresponding obligation under the operating lease of approximately $0.9 million.

Leased property and associated obligations under operating leases at December 31, 2021 and 2020 consist of the following (in thousands):

	2021	2020
Operating lease right-of-use assets	$1,598	$1,728

Current portion of obligations under operating leases	$534	$529
Long-term portion of obligations under operating leases	1,064	1,199
Total obligations under operating leases	$1,598	$1,728

The weighted average discount rate on operating leases was 4.6% at December 31, 2021 and 4.7% at December 31, 2020.

Avalon Holdings Corporation and Subsidiaries

Finance Leases

In November 2003, Avalon entered into a long-term agreement with Squaw Creek Country Club to lease and operate its golf course and related facilities. The lease has an initial term of ten (10) years with four (4) consecutive ten (10) year renewal term options unilaterally exercisable by Avalon. Under the lease, Avalon is obligated to pay $15,000 in annual rent and make leasehold improvements of $150,000 per year. Amounts expended by Avalon for leasehold improvements during a given year in excess of $150,000 will be carried forward and applied to future leasehold improvement obligations. Based upon the amount of leasehold improvements already made, Avalon expects to exercise all its remaining renewal options. At December 31, 2021 there were approximately 31.8 years remaining on the golf course and related facilities finance lease.

In addition, the golf and related operations also entered into lease agreements for vehicles, golf course maintenance and restaurant equipment and the captive landfill operations entered into lease agreements for equipment which were determined to be finance leases. At December 31, 2021, the vehicles, golf course maintenance and restaurant equipment and the landfill operations equipment have remaining lease terms ranging from 1 year to 4.8 years. The weighted average remaining lease term on the vehicles and equipment leases was approximately 3.3 years at December 31, 2021.

Leased property and associated obligations under finance leases at December 31, 2021 and 2020 consists of the following (in thousands):

	2021	2020
Leased property under finance leases	$11,978	$12,112
Less accumulated amortization	(6,588)	(6,377)
Leased property under finace leases, net	$5,390	$5,735

Current portion of obligations under finance leases	$167	$333
Long-term portion of obligations under finance leases	496	560
Total obligations under finance leases	$663	$893

The weighted average discount rate on finance leases was 5.1% at December 31, 2021 and 4.5% at December 31, 2020.

For the years ended December 31, 2021 and 2020, components of lease expense were as follows (in thousands):

	2021	2020
Operating lease cost:
Rental expense	$758	$643

Finance lease cost:
Depreciation expense	$545	$497
Interest expense	41	40
Total finance lease cost	$586	$537

Avalon Holdings Corporation and Subsidiaries

For the twelve months ending December 31, future commitments under long-term, operating and finance leases are as follows (in thousands):

	Finance	Operating	Total
2022	$198	$597	$795
2023	139	491	630
2024	129	315	444
2025	64	253	317
2026	39	84	123
Thereafter	390	-	390
Total lease payments	959	1,740	2,699
Less imputed interest	296	142	438
Total	663	1,598	2,261
Less current portion of obligations under leases	167	534	701
Long-term portion of obligations under leases	$496	$1,064	$1,560

Note 9. Basic and Diluted Net Income per Share

Basic net income per share attributable to Avalon Holdings Corporation common shareholders for the years ended December 31, 2021 and 2020 is computed by dividing the net income by the weighted average number of common shares outstanding which was 3,899,431 for 2021 and 3,875,693 for 2020.

Diluted net income per share attributable to Avalon Holdings Corporation common shareholders is computed by dividing net income by the weighted average number of common shares outstanding plus any weighted common equivalent shares determined to be outstanding during the period using the treasury method. The weighted common equivalent shares included in the calculation are related to stock options granted by Avalon where the weighted average market price of Avalon’s common stock for the period presented is greater than the option exercise price of the stock option.

For the years ended December 31, 2021 and 2020, the diluted weighted average number of shares outstanding was 3,933,071 and 3,877,853, respectively.

The income per share calculations for the years ended December 31, 2021 and 2020 are as follows (in thousands, except per share amounts):

	2021	2020
Net income attributable to Avalon Holdings Corporation common shareholders	$1,971	$14

Shares used in computing basic income per share	3,899	3,876
Potentially dilutive shares from stock options	34	2
Shares used in computing diluted income per share	3,933	3,878

Income per share attributable to Avalon Holdings Corporation common shareholders
Basic net income per share	$0.51	$0.00
Diluted net income per share	$0.50	$0.00

Note 10. Term Loans and Line of Credit Agreements

New Term Loan Agreement

On December 20, 2019, Avalon and certain direct and indirect wholly owned subsidiaries entered into a loan and security agreement (the “New Term Loan Agreement”) with Laurel Capital Corporation which provided for a $23.0 million term loan. At closing, $13.8 million of the proceeds were used to pay off and refinance amounts outstanding under our then existing term loan and commercial mortgage agreements, $1.7 million of the proceeds were used to pay down the outstanding balance and associated interest on our existing line of credit agreement and $0.3 million of the proceeds were utilized to pay related transaction costs. The remaining proceeds of approximately $7.2 million were deposited into a project fund account for which those proceeds are required to fund future costs of renovating and expanding both The Grand Resort and Avalon Field Club at New Castle. At December 31, 2021 and 2020, loan proceeds of $1.7 million and $3.9 million, respectively, are presented in the Consolidated Balance Sheets as “Restricted cash.”

Avalon Holdings Corporation and Subsidiaries

The then existing term loan and commercial mortgage agreements were terminated in conjunction with the New Term Loan Agreement.

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

Borrowings under the New Term Loan Agreement are secured by certain real property and related business assets as defined in the agreement. The New Term Loan Agreement contains a Fixed Charge Coverage Ratio requirement of at least 1.20 tested on an annual basis on December 31 of each year. The New Term Loan also contains other nonfinancial covenants, customary representations, warranties and events of default. Avalon was in compliance with the New Term Loan Agreement covenants at December 31, 2021 and 2020.

The Company capitalized approximately $0.4 million of debt issuance costs in connection with the New Term Loan Agreement. The Company is amortizing these costs over the life of the New Term Loan Agreement. In accordance with ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs, these costs are presented in the Consolidated Balance Sheets as a direct reduction from the carrying amount of the term loan liability.

Line of Credit Agreement

On May 31, 2018, Avalon entered into a business loan agreement with Premier Bank (formerly Home Savings Bank), (the “Line of Credit Agreement”) which provides for a line of credit of up to $5.0 million. On August 17, 2021, the Company amended the Line of Credit Agreement to extend the maturity date to July 31, 2023. Under the Line of Credit Agreement, borrowings in excess of $1.0 million are subject to a borrowing base which is calculated based off a specific level of eligible accounts receivable of the waste management business as defined in the agreement.

No amounts were drawn under the Line of Credit Agreement at December 31, 2021 and 2020. Outstanding borrowings under the Line of Credit Agreement bear interest at Prime Rate plus .25%. At December 31, 2021, the interest rate on the Line of Credit Agreement was 3.50%.

Borrowings under the Line of Credit Agreement are secured by certain business assets of the Company including accounts receivable, inventory and equipment. The Line of Credit Agreement contains a Fixed Charge Coverage Ratio requirement of at least 1.20 tested on an annual basis on December 31 of each year. The Line of Credit Agreement also contains other nonfinancial covenants, customary representations, warranties and events of default. Avalon was in compliance with the Line of Credit Agreements covenants at December 31, 2021 and 2020.

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

Avalon Holdings Corporation and Subsidiaries

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

In the second quarter of 2020, certain wholly-owned subsidiaries of Avalon entered into agreements and received a total of approximately $2.8 million in loans under the Program. The Company utilized the entire balance of the loan proceeds in accordance with the Program’s guidelines using the 24 week loan forgiveness period and subsequently applied for forgiveness with the Small Business Administration.

The Company accounted for the loans in accordance with ASC 470 – Debt. Under ASC 470, the debt will be derecognized when the debt is extinguished in accordance with the guidance in ASC 405-20, Liabilities: Extinguishments of Liabilities. Debt forgiven in accordance with the Program is recognized in the Consolidated Statements of Operations as a gain on debt extinguishment. During 2020, approximately $0.8 million of the loans and $4,000 of associated interest were forgiven by the Small Business Administration. During 2021, the remaining $2.0 million of the loans and $17,000 of associated interest were forgiven by the Small Business Administration.

During the years ended December 31, 2021 and 2020, the weighted average interest rate on outstanding borrowings was 4.93% and 4.73%, respectively.

Obligations under the Company’s debt agreements at December 31, 2021 and 2020 consist of the following (in thousands):

	2021
	Gross Amount	Debt Issuance Costs	Net Amount
Term Loan Agreement	$20,833	$(331)	$20,502
Less current portion	1,168	(42)	1,126
Long-term debt	$19,665	$(289)	$19,376

	2020
	Gross Amount	Debt Issuance Costs	Net Amount
Term Loan Agreement	$21,944	$(373)	$21,571
Paycheck Protection Program Loans	1,964	-	1,964
Total	23,908	(373)	23,535
Less current portion	1,636	(42)	1,594
Long-term debt	$22,272	$(331)	$21,941

For the twelve months ending December 31, future maturities of long-term debt are as follows (in thousands):

2022	$1,168
2023	1,227
2024	1,290
2025	1,356
2026	1,425
Thereafter	14,367
Total	$20,833

Avalon Holdings Corporation and Subsidiaries

Note 11. Income Taxes

Income before income taxes for each of the two years in the period ended December 31, 2021 was subject to taxation under United States jurisdictions only. The provision for income taxes consists of the following (in thousands):

	2021	2020
Current:
Federal	$(3)	$(2)
State	92	100
Total current income taxes	89	98
Deferred:
Federal	-	-
State	-	-
Total deferred income taxes	-	-
Total provision for income taxes	$89	$98

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

Avalon Holdings Corporation and Subsidiaries

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2021 and 2020 are as follows (in thousands):

	2021	2020
Deferred tax assets:
Accounts receivable, allowance for doubtful accounts	$66	$68
Reserves not deductible until paid	4	55
Net operating loss carryforwards
Federal	2,168	2,170
State	883	816
Federal tax credit	877	733
Operating lease liabilities	402	416
Other	92	69
Gross deferred tax assets	4,492	4,327
Less valuation allowance	(2,351)	(2,269)
Deferred tax assets net of valuation allowance	$2,141	$2,058

Deferred tax liabilities:
Property and equipment	$(1,731)	$(1,552)
Operating lease right of use assets	(402)	(416)
Other	-	(82)
Gross deferred tax liabilities	$(2,133)	$(2,050)
Net deferred tax asset	$8	$8

The $2,133,000 of deferred tax liabilities will reverse in the same period and jurisdiction and is of the same character as the temporary differences giving rise to the $2,141,000 of deferred tax assets. Avalon has not provided a valuation allowance on the amount of deferred tax assets that it estimates will be utilized. If future taxable income is less than the amount that has been assumed in assessing the recoverability of the deferred tax assets, then an increase in the valuation allowance will be required, with a corresponding increase to income tax expense. Likewise, should Avalon ascertain in the future that it is more likely than not that deferred tax assets will be realized in excess of the net deferred tax assets, all or a portion of the $2,351,000 valuation allowance as of December 31, 2021, would be reversed as a benefit to the provision for income taxes in the period such determination was made.

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to the income before income taxes as a result of the following differences (in thousands):

	2021	2020
Income before income taxes	$1,736	$52
Less net loss attributable to non-controlling interest in subsidiary	(324)	(60)
Income before income taxes attributable to
Avalon Holdings Corporation common shareholders	2,060	112
Federal statutory rate	21%	21%
Computed Federal provision for income taxes	433	24
State income taxes, net of federal income tax benefits	71	79
Change in valuation allowance	82	226
Increase in available federal tax credit	(144)	(80)
Other nondeductible expenses	38	16
Other nontaxable income	(411)	(168)
Other, net	20	1
Total provision for income taxes	$89	$98

Avalon Holdings Corporation and Subsidiaries

Avalon is subject to income taxes in the U.S. federal and various states jurisdictions. With few exceptions, Avalon is no longer subject to U.S. federal, state and local income tax examinations by taxing authorities for the years before 2017. Avalon recognizes any interest and penalty assessed by taxing authorities as a component of interest expense and other expense, respectively. There were no accruals for the payment of interest and penalties for 2021 and 2020.

Avalon made net income tax payments of approximately $65,000 and $148,000 in 2021 and 2020, respectively. At December 31, 2021, Avalon has taxable loss carryforwards for federal income tax purposes aggregating approximately $10,306,000 which are available to offset future federal taxable income. Legislation under the Tax Act allows for corporations to carryforward net operating losses generated beginning in 2018 indefinitely.  Net operating losses generated in 2018 may offset 80% of future taxable income. Of the $10,306,000 taxable loss carryforwards, $2,076,000 is carryforward indefinitely to offset 80% of future taxable income. Net operating losses generated prior to 2018 expire in 2023 through 2037. In addition, at December 31, 2021, certain subsidiaries of Avalon have net operating loss carryforwards for state purposes of approximately $11,180,000 which are available to offset future state taxable income. These carryforwards expire at various dates through 2040. A valuation allowance has been provided because it is more likely than not that the deferred tax assets relating to certain of the federal and state loss carryforwards will not be realized.

Note 12. Retirement Benefits

Avalon sponsors a defined contribution profit sharing plan that is a qualified tax deferred benefit plan under Section 401(k) of the Internal Revenue Code (the “Plan”). Substantially all employees are eligible to participate in the Plan. The Plan provides for employer discretionary cash contributions as determined by Avalon’s Board of Directors. Discretionary contributions vest on a graduated basis and become 100% vested after five years of service. Plan participants may also contribute a portion of their annual compensation to the Plan, subject to maximums imposed by the Internal Revenue Code and related regulations. The Board decided not to make a discretionary employer contribution for 2021 or 2020.

Note 13. Long-Term Incentive Plan

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

In March 2021, unexercised options to purchase 190,000 shares previously granted under the 2009 Plan expired as the options were not exercised within ten years after the grant date.

In March 2020, unexercised options to purchase 420,000 shares previously granted under the 2009 Plan expired as the options were not exercised within ten years after the grant date. In December 2020, 24,000 of options granted under 2009 Plan were exercised.

At December 31, 2021, options to purchase 90,000 shares have been granted under the 2009 Plan. Of these, 36,000 shares have been exercised, and options for 54,000 shares remain outstanding.

Avalon Holdings Corporation and Subsidiaries

The following table is a summary of the stock option activity during 2021 and 2020:

		Weighted	Weighted
	Number of	Average	Average
	Options	Exercise	Fair Value at
	Granted	Price	Grant Date
Outstanding at January 1, 2020	688,000	$2.52	$1.00
Options granted	-	-	-
Options exercised	(24,000)	1.83	0.43
Options expired	(420,000)	2.48	1.02
Options cancelled or forfeited	-	-	-
Outstanding at December 31, 2020	244,000	2.66	1.03
Options granted	-	-	-
Options exercised	-	-	-
Options expired	(190,000)	2.89	1.20
Options cancelled or forfeited	-	-	-
Outstanding at December 31, 2021	54,000	$1.83	$0.43
Options Vested	54,000	$1.83	$0.43
Exercisable at December 31, 2021	-	$-	$-

The stock options vest and become exercisable based upon achieving two critical metrics as follows:

1)	Contract Vesting Term: The stock options vest ratably over a five year period.
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

Compensation costs were approximately $5,000 for the year ended December 31, 2021 and $6,000 for the year ended December 31, 2020 based upon the estimated grant date fair value calculations. As of December 31, 2021, there was approximately $7,000 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2.42 years.

Avalon Holdings Corporation and Subsidiaries

Note 14. Shareholders’ Equity

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

Note 15. Legal Matters

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

Avalon does not have operations located outside the United States and, accordingly, geographical segment information is not presented. In 2021, one customer accounted for 13% of the waste management services segment’s net operating revenues to external customers and 8% of the consolidated net operating revenues. In 2020, no customer individually accounted for 10% or more of Avalon’s business segment or consolidated net operating revenues.

The accounting policies of the segments are consistent with those described for the consolidated financial statements in the summary of significant accounting policies (See Note 2). Avalon measures segment profit for internal reporting purposes as income (loss) before taxes.

Avalon Holdings Corporation and Subsidiaries

Business segment information including the reconciliation of segment income (loss) to consolidated income before income taxes is as follows (in thousands):

	Year Ended December 31,
	2021	2020
Net operating revenues from:
Waste management services:
External customer revenues	$42,710	$40,371
Intersegment revenues	-	-
Total waste management services	42,710	40,371

Golf and related operations:
External customer revenues	27,673	18,349
Intersegment revenues	47	41
Total golf and related operations	27,720	18,390

Segment operating revenues	70,430	58,761
Intersegment eliminations	(47)	(41)
Total net operating revenues	$70,383	$58,720

Income (loss) before income taxes:
Waste management services	$3,505	$4,588
Golf and related operations	2,775	(190)
Segment income before taxes	6,280	4,398
Corporate interest expense	(1,117)	(1,170)
Corporate gain on debt extinguishment	502	-
Corporate other income, net	15	16
General corporate expenses	(3,944)	(3,192)
Income before income taxes	$1,736	$52

Depreciation and amortization expense:
Waste management services	$104	$89
Golf and related operations	2,838	2,671
Corporate	170	149
Total depreciation and amortization expense	$3,112	$2,909

Interest expense:
Waste management services	$3	$6
Golf and related operations	38	34
Corporate	1,117	1,170
Total interest expense	$1,158	$1,210

Gain on debt extinguishment:
Waste management services	$-	$553
Golf and related operations	1,462	248
Corporate	502	-
Total gain on debt extinguishment	$1,964	$801

Avalon Holdings Corporation and Subsidiaries

	Year Ended December 31,
	2021	2020
Capital expenditures:
Waste management services	$165	$99
Golf and related operations	4,058	4,870
Corporate	576	118
Total capital expenditures	$4,799	$5,087

	December 31,
	2021	2020
Total assets:
Waste management services	$34,203	$31,875
Golf and related operations	59,700	57,863
Corporate	55,027	59,425
Subtotal	148,930	149,163
Elimination of intersegment receivables	(70,893)	(71,213)
Total assets	$78,037	$77,950

In comparing total assets at December 31, 2021 with those at December 31, 2020, the increase in the total assets of the waste management services segment of approximately $2.3 million was primarily a result of an increase in accounts receivable and intersegment transactions, which are eliminated in consolidation. The increase in total assets of the golf and related operations segment of $1.8 million was primarily due to capital expenditures associated with The Grand Resort and Avalon Field Club at New Castle and, to a lesser extent, an increase in prepaid expenses, partially offset by current year depreciation on property and equipment. The decrease in corporate total assets of approximately $4.4 million was primarily due to a decrease in operating and restricted cash utilized for the renovation of The Grand Resort and Avalon Field Club at New Castle, and a decrease in intersegment transactions, which are eliminated in consolidation.

Note 17. Certain Relationships and Related Transactions

AWMS Holdings, LLC

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

As a result of a private placement offering, Avalon is not the majority owner of AWMS Holdings, LLC. At December 31, 2021 and 2020, respectively, Avalon owns approximately 47% of AWMS Holdings, LLC. In accordance with ASC 810-10 and related amendment, due to the managerial control of American Water Solutions, LLC, AWMS Holdings, LLC is a VIE, and the financial statements of AWMS Holdings, LLC and subsidiaries are included in Avalon’s consolidated financial statements. ASC 810-10 requires noncontrolling interests to be reported as a separate component of equity. The amount of net loss attributable to the noncontrolling interest is recorded in “net loss attributable to noncontrolling interest” in our Consolidated Statements of Operations. During the years ended December 31, 2021 and 2020, net loss attributable to the noncontrolling interest in AWMS Holdings, LLC was approximately $0.2 million and less than $0.1 million, respectively.

Avalon Holdings Corporation and Subsidiaries

Avalon Med Spa, LLC

In March 2021, Avalon created a new Ohio limited liability company, Avalon Med Spa, LLC. Avalon Med Spa, LLC provides elective appearance improving nonsurgical aesthetic services under the supervision of a licensed physician. Avalon Med Spa, LLC, offers investment opportunities to accredited investors by selling membership units through private placement offerings. The monies received from these offerings, along with internally contributed capital, are used to purchase medical spa equipment and construct the facilities necessary for operation. Avalon operates and manages all decisions regarding the medical spa operations for a percentage of the gross revenues.

In 2021, Avalon made a capital contributions totaling $359,000, which included cash and certain equipment, in exchange for membership units of Avalon Med Spa, LLC. Through a private placement offering for the purchase of membership units, Avalon Med Spa, LLC raised $358,000 from accredited investors in August 2021. An outside director of Avalon, who qualified as an accredited investor, invested less than 10% of the total investment in Avalon Med Spa, LLC. Avalon is the majority owner of Avalon Med Spa, LLC owning 50.1% of the company.

In accordance with ASC 810-10 and related amendment, Avalon Med Spa, LLC is a VIE, and the financial statements of Avalon Med Spa, LLC are included in Avalon’s consolidated financial statements. ASC 810-10 requires noncontrolling interests to be reported as a separate component of equity. The amount of net loss attributable to the noncontrolling interest is recorded in “net loss attributable to noncontrolling interest” in our Consolidated Statements of Operations. During the year ended December 31, 2021, net loss attributable to the noncontrolling interest in Avalon Med Spa, LLC was approximately $0.1 million.

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

Avalon Holdings Corporation and Subsidiaries

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

On March 18, 2019, Avalon received notice that the 11th Appellate District Court in Trumbull County, Ohio issued summary judgment in favor of the Ohio Department of Natural Resources in the writ of mandamus action that resulted from the suspension order of the Company’s salt water injection well. The decision was appealed to the Supreme Court of Ohio on April 5, 2019. Oral arguments in the case occurred on April 7, 2020. On September 23, 2020, the Supreme Court of Ohio ruled in favor of the Company. The Supreme Court of Ohio reversed the decision of the 11th Appellate District Court and remanded the case back to that court for a trial on the merits. The trial occurred in September and October 2021. The Company is currently awaiting judgment from the 11th Appellate District Court.

On May 24, 2021, the Company received Chief’s Orders from the Division vacating the September 3, 2014 suspension orders for AWMS #2 and setting conditions for restart of that well. Among these conditions was a limit placed on the seismicity within three miles of the well. Under the Order, if a seismic event with a magnitude 2.1 or above occurs, the well must cease operations for an indefinite period of time until concurrence for subsequent restart is received from the Division. The Company appealed the May 2021 Chief’s Order to the Ohio Oil and Gas Commission, seeking reasonable operating conditions that will allow the facility to operate profitably while protecting human health and property. A hearing in this matter occurred in February 2022. The Company is currently awaiting judgment.

Avalon Holdings Corporation and Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Avalon Holdings Corporation

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Avalon Holdings Corporation (an Ohio corporation) and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2021, and the related notes and financial statement schedules included under Item 15(a) (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2019.

Cleveland, Ohio

March 10, 2022

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

With our participation, an evaluation of the effectiveness of our internal control over financial reporting was conducted as of December 31, 2021, based upon the framework and criteria established in Internal Control – Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2021.

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

/s/ Ronald E. Klingle	/s/ Bryan P. Saksa
Chief Executive Officer	Chief Financial Officer

March 10, 2022

Avalon Holdings Corporation and Subsidiaries

C o m p a n y  L o c a t i o n  D i r e c t o r y

C o r p o r a t e O f f i c e	G o l f a n d R e l a t e d O p e r a t i on s

Avalon Holdings Corporation	Avalon Resorts and Clubs, Inc.	Havana Cigar Shop, Inc.
One American Way	One American Way	1030 Forker Blvd.
Warren, Ohio 44484-5555	Warren, Ohio 44484-5555	Hermitage, Pennsylvania 16148-1566
(330) 856-8800	(330) 856-8898	(330) 856-8898

	Avalon Clubs, Inc.	Avalon Travel, Inc.
W a s t e M a n a g e m e n t	One American Way	One American Way
Services	Warren, Ohio 44484-5555	Warren, Ohio 44484-5555
	(330) 856-8898	(330) 856-8400
American Waste Management
Services, Inc.	Avalon Resorts, Inc.	Avalon Mahoning Sports Center, Inc.
One American Way	One American Way	1223 W Western Reserve Road
Warren, Ohio 44484-5555	Warren, Ohio 44484-5555	Youngstown, Ohio 44514-3545
(330) 856-8800	(330) 856-8898	(330) 758-7400

American Landfill	Avalon Golf and Country Club	Avalon Cigar Shop, Inc.
Management, Inc.	One American Way	9519 East Market Street
One American Way	Warren, Ohio 44484-5555	Warren, Ohio 44484-5555
Warren, Ohio 44484-5555	(330) 856-8898	(330) 856-1900
(330) 856-8800
	Avalon Lakes Golf Course	Avalon Med Spa LLC
American Construction Supply, Inc.	One American Way	One American Way
One American Way	Warren, Ohio 44484-5555	Warren, Ohio 44484-5555
Warren, Ohio 44484-5555	(330) 856-8898	(330) 856-8898
(330) 856-8800

American Water Solutions, LLC	Squaw Creek Golf Course	Avalon Field Club at New Castle
One American Way	761 Youngstown-Kingsville Road	511 Country Club Drive
Warren, Ohio 44484-5555	Vienna, Ohio 44473	New Castle, Pennsylvania 16105-0338
(330) 856-8800	(330) 539-5103	(724) 654-1341

AWMS Holdings, LLC	Avalon Country Club at Sharon, Inc.
One American Way	1030 Forker Blvd.
Warren, Ohio 44484-5555	Hermitage, Pennsylvania 16148-1566
(330) 856-8800	(724) 981-6700

AWMS Rt. 169, LLC	The Avalon Resort and Spa LLC
One American Way	9519 East Market Street
Warren, Ohio 44484-5555	Warren, Ohio 44484-5555
(330) 856-8800	(330) 856-1900

Avalon Holdings Corporation and Subsidiaries

D i r e c t o r s  a n d  O f f i c e r s

D i r e c t o r s	O f f i c e r s

Ronald E. Klingle	Ronald E. Klingle
Chairman of the Board and	Chairman of the Board and Chief Executive Officer
Chief Executive Officer
Executive Committee (Chairman)	Bryan P. Saksa
Compensation Committee	Chief Financial Officer, Treasurer and Secretary

Bryan P. Saksa	Frances R. Klingle
Chief Financial Officer, Treasurer	Chief Administrative Officer
and Secretary
Compensation Committee (Chairman)	Clifford P. Davis
Chief Technology Officer
Christine M. Bell
President, Avalon Golf and Country Club, Inc.	Richard R. Fees
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
Audit Committee
Executive Committee
Option Plan Committee

Avalon Holdings Corporation and Subsidiaries

S h a r e h o l d e r

I n f o r m a t i o n

Common stock information

Avalon’s Class A Common Stock is listed on the NYSE Amex (symbol: AWX).  Quarterly stock information for 2021 and 2020 as reported by The Wall Street Journal is as follows:

2021:
Quarter Ended	High	Low	Close
March 31	$5.25	$2.42	$3.67
June 30	6.07	3.32	4.69
September 30	5.66	3.82	3.89
December 31	4.59	3.33	3.61

2020:
Quarter Ended	High	Low	Close
March 31	$2.03	$1.23	$1.29
June 30	2.44	1.18	1.61
September 30	2.33	1.40	2.07
December 31	4.75	1.57	2.60

No dividends were paid during 2021 or 2020.

There are 286 Class A and 9 Class B Common Stock shareholders of record as of the close of business March 4, 2022.  The number of holders is based upon the actual holders registered on the records of Avalon’s transfer agent and registrar and does not include holders of shares in “street names” or persons, partnerships, associations, corporations or other entities identified in security position listings maintained by depository trust companies.

Dividend policy

Avalon presently intends to retain earnings for use in the operation and expansion of its business and therefore, does not anticipate paying any cash dividends in the foreseeable future

Annual report on Form 10-K

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