Form 10-K, Exhibit 13
period 2022-12-31
AVALON HOLDINGS CORP
filed 2023-03-23
CIK 1061069

Exhibit 13.1

Financial Highlights

(in thousands, except for per share amounts)

For the year	2022	2021

Net operating revenues	$81,180	$70,383
Income (loss) before income taxes	(886)	1,736
Net income (loss) attributable to
Avalon Holdings Corporation common shareholders	(583)	1,971
Net income (loss) per share attributable to
Avalon Holdings Corporation common shareholders	(0.15)	0.51

At year-end	2022	2021

Working capital deficit	$(2,768)	$(2,053)
Total assets	89,750	78,037
Avalon Holdings Corporation Shareholders' Equity	38,490	39,069

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

Contents

Financial Highlights	1

Management’s Discussion and Analysis of Financial Condition and Results of Operations	2

Consolidated Balance Sheets	18

Consolidated Statements of Operations	19

Consolidated Statements of Cash Flows	20

Consolidated Statements of Shareholders’ Equity	21

Notes to Consolidated Financial Statements	22

Report of Independent Registered Public Accounting Firm (PCAOB ID Number 248)	44

Management’s Annual Report on Internal Controls over Financial Reporting	45

Company Location Directory	46

Directors and Officers	47

Shareholder Information	48

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

Liquidity and Capital Resources

For the year ended December 31, 2022, Avalon utilized existing cash and cash provided by operations to meet operating needs, fund capital expenditures and make required monthly payments on our term loan facility. Cash in our project fund account and borrowings under our line of credit were also utilized to fund capital expenditures which included the continued renovation of The Grand Resort and Avalon Field Club at New Castle as further described below.

2022 Term Loan Agreement

On August 5, 2022, Avalon and certain direct and indirect wholly owned subsidiaries entered into a loan and security agreement (the “2022 Term Loan Agreement”) with Laurel Capital Corporation which provided for a $31.0 million term loan. At closing, $20.2 million of the proceeds were used to pay off and refinance amounts outstanding and associated interest under our 2019 Term Loan Agreement with Laurel Capital Corporation and $0.4 million of the proceeds were utilized to pay transaction costs. The remaining proceeds of approximately $10.4 million were deposited into a project fund account for which those proceeds are to fund future costs of renovating and expanding both The Grand Resort and Avalon Field Club at New Castle. At December 31, 2022, loan proceeds of $10.4 million remained in the project fund account. The 2019 Term Loan Agreement was terminated in conjunction with the 2022 Term Loan Agreement.

The 2022 Term Loan Agreement is payable in 119 equal monthly installments of principal and interest, based on a twenty-five (25) year maturity schedule which commenced September 5, 2022 followed by one final balloon payment of all remaining principal, interest and fees due on the maturity date of August 5, 2032. Upon request by Avalon, project fund proceeds can be utilized to pay debt service. Borrowings under the 2022 Term Loan Agreement bear interest at a fixed rate of 6.00% until the seventh anniversary date of the closing at which time the interest rate will be reset to a fixed rate equal to the greater of (a) 6.00% per annum or (b) the sum of the three year treasury rate on the date two (2) business days prior to the reset date plus 3.40%, provided that the applicable rate shall in no event exceed 8.50% per annum.

Avalon has the right to prepay the amount outstanding under the 2022 Term Loan Agreement, in whole or in part, at any time upon payment of the principal amount of the loan to be prepaid plus accrued unpaid interest thereon to the prepayment date, plus an applicable prepayment penalty. The prepayment penalty, expressed as a percentage of the principal of the loan being prepaid, is six percent (6%) on any prepayment in the first five years; four percent (4%) on any prepayment in the sixth and seventh year; three percent (3%) on any prepayment in the eighth and ninth year; and two percent (2%) on any prepayment in the tenth year.

Avalon Holdings Corporation and Subsidiaries

Borrowings under the 2022 Term Loan Agreement are secured by certain real property and related business assets as defined in the agreement. The 2022 Term Loan Agreement contains a Fixed Charge Coverage Ratio requirement of at least 1.20 tested on an annual basis on December 31 of each year, commencing December 31, 2023. The 2022 Term Loan also contains other nonfinancial covenants, customary representations, warranties and events of default. Avalon was in compliance with the 2022 Term Loan Agreement covenants at December 31, 2022.

Line of Credit Agreement

On May 31, 2018, Avalon entered into a business loan agreement with Premier Bank (formerly Home Savings Bank), (the “Line of Credit Agreement”) which provides for a line of credit of up to $5.0 million. On July 22, 2022, the Company amended the Line of Credit Agreement to extend the maturity date to July 31, 2024.  Under the Line of Credit Agreement, borrowings in excess of $1.0 million are subject to a borrowing base which is calculated based off a specific level of eligible accounts receivable of the waste management business as defined in the agreement.

At December 31, 2022, approximately $1.6 million was outstanding under the Line of Credit Agreement. No amounts were drawn under the Line of Credit Agreement at December 31, 2021. At December 31, 2022 and 2021, approximately $3.4 million and $5.0 million, respectively, were available under the Line of Credit Agreement. Outstanding borrowings under the Line of Credit Agreement bear interest at Prime Rate plus .25%. At December 31, 2022, the interest rate on the Line of Credit Agreement was 7.75%.

Borrowings under the Line of Credit Agreement are secured by certain business assets of the Company including accounts receivable, inventory and equipment. The Line of Credit Agreement contains a Fixed Charge Coverage Ratio requirement of at least 1.20 tested on an annual basis on December 31 of each year. The Line of Credit Agreement also contains other nonfinancial covenants, customary representations, warranties and events of default. Avalon was in compliance with the Line of Credit Agreements covenants at December 31, 2022 and 2021.

Paycheck Protection Program Loan

The Coronavirus Aid, Relief, and Economic Security Act, or (“CARES”) Act, which was signed into law in March 2020, authorized the Small Business Administration to temporarily guarantee loans under a loan program called the Paycheck Protection Program (the “Program”). The Program provides for 100% federally guaranteed loans to small businesses to allow employers to keep workers employed and maintain payroll during the pandemic and economic downturn. Under the Program, the borrower is eligible for loan forgiveness up to the amount the borrower spends on certain eligible costs during the covered period beginning on the date the proceeds were received on the loan. Eligible costs under the Program include payroll costs, interest on mortgage obligations incurred before the covered period, rent on leasing agreements and utility services. Collateral or guarantor support is not required for the loan.

In 2020, certain wholly-owned subsidiaries of Avalon entered into agreements and received a total of approximately $2.8 million in loans under the Program. The Company utilized the entire balance of the loan proceeds in accordance with the Program’s guidelines and subsequently applied for forgiveness with the Small Business Administration.

During 2020, approximately $0.8 million of the loans and $4,000 of associated interest were forgiven by the Small Business Administration.  During 2021, the remaining $2.0 million of the loans and $17,000 of associated interest were forgiven by the Small Business Administration. As of December 31, 2021, all loan proceeds received under the Program and related interest were forgiven by the Small Business Administration. Debt forgiven in accordance with the Program is recognized in the Consolidated Statements of Operations as a gain on debt extinguishment.

During the years ended December 31, 2022 and 2021, the weighted average interest rate on outstanding borrowings was 5.50% and 4.93%, respectively.

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

Capital Expenditures

In 2022, Avalon incurred capital expenditures of $6.6 million of which $6.4 million of such expenditures was paid to vendors during the year. In 2021, Avalon incurred capital expenditures of $4.8 million of which $4.4 million of such expenditures was paid to vendors during the year. In addition, during 2021, approximately $0.1 million of such expenditures related to golf course maintenance equipment acquired under a new finance lease agreement. For both the years ended December 31, 2022 and 2021, expenditures primarily related to the continued renovation of The Grand Resort and Avalon Field Club at New Castle.

In 2022 and 2021, The Grand Resort was in operation but certain existing hotel rooms were in the process of being renovated. In addition, in 2022 and 2021, the Avalon Field Club at New Castle was in operation but the club house was in the process of being renovated. During the third quarter of 2022, the club house renovation was substantially completed. Avalon’s aggregate capital expenditures in 2023 are expected to be in the range of $3.5 million to $4.5 million, funded with cash from our project fund account, proceeds from our line of credit, existing operating cash and cash generated from operations. Capital expenditures principally relate to hotel room expansion and continued room renovations at The Grand Resort, continued renovations at Avalon Field Club at New Castle, building improvements and equipment purchases.

Working Capital

At December 31, 2022 and 2021, there was a working capital deficit of approximately $2.8 million and $2.1 million, respectively. Working capital was negatively impacted by an increase in accounts payable, accrued payroll and other compensation, deferred membership dues revenue and customer advance deposits and a decrease in operating cash and cash equivalents. The negative impact was partially offset by an increase in accounts receivable and inventory and a decrease in the current portion due on the term loan agreement.

Accounts receivable increased to $11.1 million at December 31, 2022 compared with $9.9 million at December 31, 2021. Accounts receivable related to our waste management services segment increased approximately $1.0 million at December 31, 2022 compared with December 31, 2021 as a result of the increase in net operating revenues in the fourth quarter of 2022 compared with the fourth quarter of 2021 and the timing of receipt on those associated receivables. Accounts receivable related to the golf and related operations segment increased approximately $0.2 million at December 31, 2022 compared to December 31, 2021 due to the associated timing of annual membership renewals.

Inventory was approximately $1.5 million at December 31, 2022 compared to $1.1 million at December 31, 2021. Food and beverage inventory increased as a result of the reopening of the Avalon at Field Club clubhouse restaurant and an overall increase in restaurant and banquet operations for our golf and related operations segment.

Accounts payable was approximately $11.0 million at December 31, 2022 compared to $10.2 million at December 31, 2021. The increase in accounts payable between periods was primarily due to the waste management segment. Accounts payable related to our waste management segment increased as a result of an increase in amounts due to disposal facilities and transportation carriers in the fourth quarter of 2022 compared to the fourth quarter of 2021 and the associated timing of those vendor payments in the ordinary course of business.

Avalon Holdings Corporation and Subsidiaries

Deferred revenue relating to membership dues was approximately $3.6 million at December 31, 2022 compared to $3.4 million at December 31, 2021. The increase in deferred revenues was primarily due an increase in membership dues rates during 2022, partially offset by a decrease in members during 2022. The number of members at December 31, 2022 was 4,983 compared to 5,120 at December 31, 2021.

Accrued payroll and other compensation was approximately $1.0 million at December 31, 2022 compared to $0.8 million at December 31, 2021. The increase is primarily due to the associated timing of payment of certain earned employee incentives relating to our waste management services segment.

Management believes that anticipated cash provided from future operations will be sufficient to meet operating requirements and make required monthly payments under our term loan facility. If business conditions warrant additional monies needed, Avalon will take all available actions to fund operating requirements including borrowing from our existing line of credit.

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

Results of Operations

Avalon’s primary business segment, the waste management services segment, provides hazardous and nonhazardous waste brokerage and management services, captive landfill management services and salt water injection well operations.  The golf and related operations segment includes the operation and management of four golf courses and related country clubs and facilities, a hotel and its associated resort amenities and a multipurpose recreation center.

Performance in 2022 compared with 2021

Overall Performance

Net operating revenues increased to $81.2 million in 2022 compared with $70.4 million in 2021. Net operating revenues of the waste management services segment were approximately $49.8 million in 2022 compared to $42.7 million in 2021. The increase in net operating revenues of the waste management services segment was a result of an increase in both continuous and event work projects in 2022 compared to 2021. Net operating revenues of the golf and related operations segment were approximately $31.4 million in 2022 compared to $27.7 million in 2021. The increase in net operating revenues of the golf and related operations was a result of increased business operations related to both The Grand Resort and the country clubs during 2022 compared to 2021.

Total cost of operations related to the waste management services segment increased to $40.4 million in 2022 compared with $34.3 million in 2021. The increase in the cost of operations between years for the waste management services segment is primarily due to increased net operating revenues as these costs vary directly with the associated revenues.

Total cost of operations related to the golf and related operations segment increased to $26.8 million in 2022 compared to $22.6 million in 2021. The increase between years was primarily a result of higher product costs and employee related costs associated with an increase in business operations and wage increases during the year.

Depreciation and amortization expense was approximately $3.5 million in 2022 compared to $3.1 million in 2021. The increase is due to a higher depreciable asset base primarily related to the renovation of The Avalon Field Club at New Castle and The Grand Resort and equipment purchases for the med spa.

Consolidated selling, general and administrative expenses were approximately $10.1 million in 2022 compared to $9.9 million in 2021. The increase was primarily attributable to higher employee related costs during the year.

Gain on debt extinguishment was approximately $2.0 million in 2021 representing the Paycheck Protection Program loans that were forgiven by the Small Business Administration received under the CARES Act.

Interest expense was approximately $1.5 million in 2022 compared to $1.2 million in 2021. During 2022, the increase in interest expense was due to both the higher average debt outstanding and the increased weighted average interest rate on the associated borrowings. The weighted average debt outstanding during 2022 was approximately $26.7 million compared to $23.4 million in 2021. During the years ended December 31, 2022 and 2021, the weighted average interest rate on outstanding borrowings was 5.50% and 4.93%, respectively.

Net loss attributable to Avalon Holdings Corporation common shareholders was $0.6 million, or $0.15 per share, in 2022 compared with net income attributable to Avalon Holdings Corporation common shareholders of $2.0 million, or $0.51 per share, in 2021.

Avalon Holdings Corporation and Subsidiaries

Segment Performance

Segment performance should be read in conjunction with Note 15 to the Consolidated Financial Statements.

Waste Management Services Segment

The net operating revenues of the waste management services segment increased to $49.8 million in 2022 compared with $42.7 million in 2021.  The waste management services segment includes waste disposal brokerage and management services, captive landfill management operations and salt water injection well operations.

The net operating revenues of the waste disposal brokerage and management services business were approximately $47.2 million in 2022 compared to $40.3 million in 2021. Event work net operating revenues related to multiple projects increased by approximately $4.9 million during 2022 when compared to 2021. Event work is defined as bid projects under contract that occurs on a one-time basis over a short period of time. Such work can fluctuate significantly from year to year. Event work net operating revenues were approximately $22.5 million in 2022 compared with $17.6 million in 2021. In addition, continuous work of the waste disposal brokerage business increased approximately $2.0 million between years as a result of increased work from multiple customers. Net operating revenues related to continuous work were approximately $24.7 million in 2022 compared with $22.7 million in 2021.

The net operating revenues of the captive landfill management operations were approximately $2.6 million in 2022 compared to $2.4 million in 2021. The net operating revenues of the captive landfill operations are almost entirely dependent upon the volume of waste generated by the owner of the landfill for whom Avalon manages the facility.

Costs of operations related to the waste management services segment increased to $40.4 million in 2022 compared with $34.3 million in 2021. The increase in the cost of operations between years for the waste management services segment is primarily due to the increased net operating revenues as these costs vary directly with the associated revenues. The overall gross margin percentage of the waste brokerage and management services business was approximately 19% in 2022 compared to 20% in 2021. The lower gross margin percentage during 2022 was attributable to lower gross profit generated from continuous work during the year.

Income before income taxes for the waste management services segment were approximately $4.3 million in 2022 compared to $3.5 million in 2021. Income before income taxes of the waste brokerage and management services business was approximately $4.3 million in 2022 compared to $3.6 million in 2021. The increased income before income taxes was primarily attributable to the increased net operating revenues and associated higher gross profit during 2022 compared to 2021. Income before income taxes of the captive landfill operations were approximately $0.1 million in 2022 compared to $0.3 million in 2021. The decrease in income before income taxes between years was due to higher fuel expense and employee costs in 2022. During 2022 and 2021, the salt water injection wells incurred a loss before income taxes of approximately $0.1 million and $0.4 million, respectively, primarily due to legal and professional costs incurred relating to Avalon’s appeal and mandamus processes.

Golf and Related Operations Segment

Net operating revenues of the golf and related operations segment were approximately $31.4 million in 2022 compared to $27.7 million in 2021. Avalon’s golf and related operations segment consists of the operation and management of four golf courses and related country clubs which provide dining and banquet facilities, a hotel which provides lodging, dining, banquet and conference facilities and other resort related amenities and a multipurpose recreation center.

Food, beverage and merchandise sales increased to approximately $12.1 million in 2022 compared to $11.1 million in 2021. Food, beverage and merchandise sales increased between years as a result of an increase in business activity at both The Grand Resort and the country clubs.

Avalon Holdings Corporation and Subsidiaries

Other net operating revenues related to the golf and related operations were approximately $19.3 million in 2022 compared to $16.6 million in 2021. Membership dues revenue was approximately $7.1 million in 2022 compared to $6.7 million in 2021. The increase in membership dues revenue was attributable to an increase in membership dues rates partially offset by a slight decrease in the average number of members between years. Net operating revenues related to room rental was approximately $5.5 million in 2022 compared to $4.5 million in 2021. The increase in room revenue was a result of both higher occupancy and an increase in average room rates when compared to the prior year. Other revenues consisting of athletic, fitness, salon and spa related activities were approximately $3.8 million in 2022 compared to $2.7 million in 2021. The increase between years was primarily due to an increase in salon and spa revenue of $0.8 million between years. Greens fees and associated cart rentals were approximately $2.9 million in 2022 compared to $2.7 million in 2021. The increase was due to both an increase in rounds played during the year and an increase in cart rental rates. Due to adverse weather conditions, net operating revenues relating to the golf courses, which are located in northeast Ohio and western Pennsylvania, were minimal during the first three months of 2022 and 2021.

Total cost of operations for the golf and related operations segment were $26.8 million in 2022 compared with $22.6 million in 2021. Cost of food, beverage and merchandise was approximately $5.5 million in 2022 compared to $4.8 million in 2021. The increase in total food, beverage and merchandise costs between years was attributable to both higher revenues from increased business operations and higher product costs. The cost of food, beverage and merchandise sales was approximately 45% of associated revenue in 2022 compared to 43% in 2021. Golf and related operations operating costs increased to approximately $21.3 million in 2022 compared with $17.8 million in 2021. The increase in operating costs between years, primarily employee related costs, was directly attributable to both an increase in business operations and higher employee wages paid per hour during 2022 compared to 2021. In addition, various operating costs including utilities, fuel, laundry and golf course fertilizer increased between years.

The golf and related operations recorded income before income taxes of $0.2 million in 2022 compared with income before income taxes of $2.8 million in 2021. The change between years was primarily a result of higher employee related costs due to higher employee wages paid per hour in 2022 compared to 2021 and an increase in various operating costs including utilities, fuel, laundry and golf course fertilizer. In addition, in 2021, the golf and related operations recorded a gain on debt extinguishment of approximately $1.5 million representing the Paycheck Protection Program loan that was forgiven by the Small Business Administration received under the CARES Act.

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

General Corporate Expenses

General corporate expenses were $4.0 million in 2022 compared to $3.9 million in 2021. The increase was attributable to higher legal and professional fees, primarily related to the term loan refinancing, partially offset by a decrease in discretionary employee bonuses paid during the year.

Gain on Debt Extinguishment

Gain on debt extinguishment was approximately $2.0 million in 2021 representing the Paycheck Protection Program loans that were forgiven by the Small Business Administration received under the CARES Act.

Avalon Holdings Corporation and Subsidiaries

Interest Expense

Interest expense was approximately $1.5 million in 2022 compared to $1.2 million in 2021. During 2022, the increase in interest expense was due to both the higher average debt outstanding and the increased weighted average interest rate on the associated borrowings. The weighted average debt outstanding during 2022 was approximately $26.7 million compared to $23.4 million in 2021. During the years ended December 31, 2022 and 2021, the weighted average interest rate on outstanding borrowings was 5.50% and 4.93%, respectively.

Net Income (Loss)

Net loss attributable to Avalon Holdings Corporation common shareholders was $0.6 million in 2022 compared to net income attributable to Avalon Holdings Corporation common shareholders of $2.0 million in 2021. Avalon recorded a state income tax provision in both 2022 and 2021, which was related entirely to the waste management and brokerage operations. Due to the recording of a full valuation allowance against the Company’s federal net deferred tax assets, the overall effective tax rate in both years reflects taxes owed in certain U.S state jurisdictions. Avalon’s income tax provision (benefit) on the income (loss) before taxes was offset by a change in the valuation allowance. A valuation allowance is provided when it is more likely than not that deferred tax assets relating to certain federal and state loss carryforwards will not be realized. Avalon continues to maintain a valuation allowance against the majority of its deferred tax amounts until it is evident that the deferred tax asset will be utilized in the future.

Trends and Uncertainties

Financial impact of COVID-19 pandemic

In March 2020, both federal and state governmental bodies took unprecedented measures to try and control the spread of the COVID-19 coronavirus including the issuance of temporary stay at home orders, the temporary closing of non-essential businesses and in-house dining and restrictions on gatherings and events. Although the various government mandates impacting our business operations have currently been lifted, we may experience weakened demand in light of travel restrictions or warnings, consumer fears and reduced consumer discretionary spending and general economic uncertainty. The full extent of the impact of the COVID-19 pandemic on our operations and financial performance will depend on future developments, including the duration and spread of the pandemic and the impact of COVID-19 variants, all of which are uncertain and cannot be predicted at this time. Governmental bodies may impose restrictions, which could include additional shutdowns, to stop the spread of infection. These restrictions would have a negative impact on our financial condition, results of operations and cash flows.

Paycheck Protection Program Loan

The Coronavirus Aid, Relief, and Economic Security Act, or (“CARES”) Act, which was signed into law in March 2020, authorized the Small Business Administration to temporarily guarantee loans under a loan program called the Paycheck Protection Program (the “Program”). The Program provides for 100% federally guaranteed loans to small businesses to allow employers to keep workers employed and maintain payroll during the pandemic and economic downturn. Under the Program, the borrower is eligible for loan forgiveness up to the amount the borrower spends on certain eligible costs during the covered period beginning on the date the proceeds were received on the loan. Eligible costs under the Program include payroll costs, interest on mortgage obligations incurred before the covered period, rent on leasing agreements and utility services. Collateral or guarantor support is not required for the loan.

In 2020, certain wholly-owned subsidiaries of Avalon entered into agreements and received a total of approximately $2.8 million in loans under the Program. The Company utilized the entire balance of the loan proceeds in accordance with the Program’s guidelines and subsequently applied for forgiveness with the Small Business Administration.

Avalon Holdings Corporation and Subsidiaries

During 2020, approximately $0.8 million of the loans and $4,000 of associated interest were forgiven by the Small Business Administration.  During 2021, the remaining $2.0 million of the loans and $17,000 of associated interest were forgiven by the Small Business Administration. As of December 31, 2021, all loan proceeds received under the Program and related interest were forgiven by the Small Business Administration. Debt forgiven in accordance with the Program is recognized in the Consolidated Statements of Operations as a gain on debt extinguishment.

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

On December 27, 2020, the Consolidated Appropriations Act, 2021 (the “Appropriations Act”) was enacted in response to the COVID-19 pandemic. The Appropriations Act, among other things, temporarily extends through December 31, 2025, certain expiring tax provisions, including look-through treatment of payments of dividends, interest, rents, and royalties received or accrued from related controlled foreign corporations. Additionally, the Appropriations Act enacts new provisions and extends certain provisions originated within the CARES Act, including an extension of time for repayment of the deferred portion of employees’ payroll tax through December 31, 2021, and a temporary allowance for full deduction of certain business meals. Avalon has elected not to defer the employees’ portion of payroll tax. The adoption of the Appropriations Act did not result in a material tax or cash benefit.

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

Unfavorable general economic conditions could adversely affect our business and financial results

Our operations are substantially affected by economic conditions, including inflation, which can impact consumer disposable income levels and spending habits. Economic conditions can also be impacted by a variety of factors including epidemics, pandemics and actions taken by governments to manage economic matters, whether through initiatives intended to control wages, unemployment, inflation, taxation and other economic drivers. Adverse economic conditions could pressure Avalon’s business and operating performance and financial results may suffer.

Numerous economic factors, including a recession, other economic downturns, inflation and the potential for a decrease in consumer spending, could adversely affect us

Various adverse economic conditions, including a recession, other economic downturns and inflation could decrease consumer discretionary spending and adversely affect our financial performance. Rising inflation rates have led to increased interest rates. A recession or other economic downturn could have a material adverse effect on our financial results. The products and services that are golf and related operations offer are products or services that consumers may view as discretionary rather than necessities. Our results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Other factors, including consumer confidence, employment levels, interest rates, fuel and energy costs, tax rates, and consumer debt levels could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could materially adversely affect consumer spending habits and could have a material adverse effect on our business, results of operations and financial condition.

Challenges with respect to labor, including availability and cost, could impact our business and results of operations

Avalon’s success depends in part on our ability to recruit, motivate and retain qualified individuals to work in an intensely competitive labor market. We have experienced, and may continue to experience, challenges in adequately staffing, which can negatively impact operations. Our ability to meet labor needs is generally subject to external factors, including the availability of sufficient workforce, unemployment levels and prevailing wages in the markets in which we operate. Increased costs and competition associated with recruiting, motivating and retaining qualified employees could have a negative impact on Avalon’s operating margins and profitability.

Changes in commodity and other operating costs could adversely affect our results of operations

The profitability of our golf and related operations segment depends on our ability to anticipate and react to changes in commodity costs, including food, supplies, fuel, utilities and other operating costs, including labor. We continuously monitor supply and cost trends of these commodities. During 2022, we experienced higher commodity costs compared to the prior year period. These increases are primarily driven by overall market demand and inflationary pressures. Volatility in certain commodity prices and fluctuations in labor costs have adversely affected, and in the future, could adversely affect Avalon’s operating results. We anticipate commodity costs to continue to remain elevated into 2023 due to inflationary pressures. An increase in commodity costs could have an adverse impact on our profitability.

Avalon Holdings Corporation and Subsidiaries

Global conflict, increasing tensions between the United States and Russia, and other effects of the ongoing conflict in Ukraine, could negatively impact our business, results of operations and financial condition

Global conflict could increase costs and limit availability of fuel, energy, and other resources we depend upon for our business operations. For example, while we do not operate in Russia or Ukraine, the increasing tensions between the United States and Russia and the other effects of the ongoing conflict in Ukraine, have resulted in many broader economic impacts such as the United States imposing sanctions and bans against Russia and Russian products imported into the United States. Such sanctions and bans have impacted and may continue to impact commodity pricing such as fuel and energy costs. Further sanctions, bans or other economic actions in response to the ongoing conflict in Ukraine or in response to any other global conflict could result in an increase in costs and negatively impact our business, results of operations and financial condition.

Effective succession planning is important to our continued success

Effective succession planning is important to our long-term success. Failure to effectively identify, develop and retain key personnel, recruit high-quality candidates and ensure smooth management and personnel transitions could disrupt our business and adversely affect our results.

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

Avalon's loan and security agreement may obligate it to repay debt before its maturity

The Company’s loan and security agreement contains certain covenants and events of default.  Should Avalon be unable to meet one or more of these covenants, its lender may require it to repay any outstanding balance prior to the expiration date of the agreement. Our ability to comply with the financial and other covenants in our loan and security agreement may be affected by worsening economic or business conditions, or other events that may be beyond our control. Although the Company believes that cash generated from operations will be sufficient to meet obligations under our loan and security agreement, we cannot provide assurance that our business will generate cash flow from operating activities in amounts sufficient to enable us to service debt and meet these covenants. We may need to refinance all or a portion of our indebtedness, on or before maturity. The Company cannot assure that additional sources of financing would be available to pay off any long-term borrowings under the loan and security agreement, so as to avoid default.

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

Avalon Holdings Corporation and Subsidiaries

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

On April 5, 2019, Avalon filed with the Oil and Gas Commission a motion to vacate its prior decisions in this matter. The Oil and Gas Commission scheduled a hearing on this motion for August 13, 2019. Before the hearing began, and in response to the Division’s motion to dismiss the Company’s motion to vacate, the Commission dismissed the matter. The Company appealed that decision to the Franklin County Court of Common Pleas. In April 2020, the Division’s motion to dismiss and the Company’s opposition were reviewed by the Court. Following the restart orders received on May 24, 2021, and discussed below, the Court dismissed the complaint.

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

On March 18, 2019, Avalon received notice that the 11th Appellate District Court in Trumbull County, Ohio issued summary judgment in favor of the Ohio Department of Natural Resources in the writ of mandamus action that resulted from the suspension order of the Company’s salt water injection well. The decision was appealed to the Supreme Court of Ohio on April 5, 2019. Oral arguments in the case occurred on April 7, 2020. On September 23, 2020, the Supreme Court of Ohio ruled in favor of the Company. The Supreme Court of Ohio reversed the decision of the 11th Appellate District Court and remanded the case back to that court for a trial on the merits. The trial occurred in September and October 2021. On December 19, 2022, the 11th Appellate District Court denied the Company’s writ of mandamus action. The Court determined that the Company failed to establish a cognizable property interest that would necessitate a just compensation/takings analysis and accordingly denied the Company’s petition for writ of mandamus. The decision was appealed to the Supreme Court of Ohio on January 30, 2023. Briefing to the Supreme Court of Ohio is underway.

On May 24, 2021, the Company received Chief’s Orders from the Division vacating the September 3, 2014 suspension orders for AWMS #2 and setting conditions for restart of that well. Among these conditions was a limit placed on the seismicity within three miles of the well. Under the Order, if a seismic event with a magnitude 2.1 or above occurs, the well must cease operations for an indefinite period of time until concurrence for subsequent restart is received from the Division. The Company appealed the May 2021 Chief’s Order to the Ohio Oil and Gas Commission, seeking reasonable operating conditions that will allow the facility to operate profitably while protecting human health and property. A hearing in this matter occurred in February 2022. On September 30, 2022, the Oil and Gas Commission rendered their decision for the Division in this matter, once again deferring to the Division in their decision. The Company appealed the decision to the Franklin County Ohio Court of Common Pleas on August 9, 2022. The briefings in this matter are complete and the Company is awaiting a decision.

Avalon Holdings Corporation and Subsidiaries

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

Inflation Impact

The Federal Reserve continues to pursue efforts to lower inflation by raising interest rates. The Federal Reserve increased its key interest rate seven times in 2022 as consumer goods prices continued to rise throughout the year. Our operations are substantially affected by economic conditions, including inflation, which can impact consumer disposable income levels and spending habits. Although Avalon has not entered into any long-term fixed price contracts that could have a material adverse impact upon its financial performance in periods of inflation, adverse economic conditions could pressure Avalon’s business and operating performance and financial results may suffer. In general, management believes that rising costs resulting from inflation could be passed on to customers; however, Avalon may need to absorb all or a portion of these cost increases depending upon competitive conditions at the time.

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

Avalon Holdings Corporation and Subsidiaries

Avalon recognizes deferred tax assets and liabilities based on differences between financial statement carrying amounts and the tax bases of assets and liabilities. Avalon also records tax benefits when it believes that it is more likely than not that the benefit will be sustained by the tax authority. Avalon regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance based upon historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences to reduce its deferred assets to the amount that it believes is more likely than not to be realized. Avalon has considered future taxable income in assessing the need for the valuation allowance. The $1,843,000 of deferred tax liabilities will reverse in the same period and jurisdiction and is of the same character as the temporary differences giving rise to the $1,851,000 of deferred tax assets. Avalon has not provided a valuation allowance on the amount of deferred tax assets that it estimates will be utilized. Should Avalon ascertain in the future that it is more likely than not that deferred tax assets will be realized in excess of the net deferred tax assets, all or a portion of the $2,488,000 valuation allowance as of December 31, 2022, would be reversed as a benefit to the provision for income taxes in the period such determination was made.

Avalon Holdings Corporation and Subsidiaries

Consolidated Balance Sheets

(in thousands, except for share data)

	December 31,
	2022	2021
Assets
Current Assets:
Cash and cash equivalents	$1,624	$3,254
Accounts receivable, less allowance for credit losses of $260 at December 31, 2022 and $265 at December 31, 2021	11,127	9,933
Unbilled membership dues receivable	599	578
Inventories	1,461	1,105
Prepaid expenses	1,172	996
Other current assets	105	105
Total current assets	16,088	15,971

Property and equipment, net	56,805	53,338
Property and equipment under finance leases, net	5,001	5,390
Operating lease right-of-use assets	1,386	1,598
Restricted cash	10,426	1,696
Noncurrent deferred tax asset	8	8
Other assets, net	36	36
Total assets	$89,750	$78,037

Liabilities and Equity
Current liabilities:
Current portion of long-term debt	$503	$1,126
Current portion of obligations under finance leases	115	167
Current portion of obligations under operating leases	424	534
Accounts payable	10,995	10,164
Accrued payroll and other compensation	989	797
Accrued income taxes	103	67
Other accrued taxes	540	541
Deferred membership dues revenue	3,643	3,363
Other liabilities and accrued expenses	1,544	1,265
Total current liabilities	18,856	18,024

Long-term debt, net of current portion	29,758	19,376
Line of credit	1,550	-
Obligations under finance leases, net of current portion	381	496
Obligations under operating leases, net of current portion	962	1,064
Asset retirement obligation	100	100

Equity:
Avalon Holdings Corporation Shareholders' Equity:
Class A Common Stock, $.01 par value, one vote per share: authorized 10,500,000 shares; issued and outstanding 3,287,647 shares at December 31, 2022 and 2021	33	33
Class B Common Stock, $.01 par value, ten votes per share: authorized 1,000,000 shares; issued and outstanding 611,784 sharesat December 31, 2022 and 2021	6	6
Paid-in capital	59,205	59,201
Accumulated deficit	(20,754)	(20,171)
Total Avalon Holdings Corporation Shareholders' Equity	38,490	39,069
Non-controlling interest in subsidiaries	(347)	(92)
Total equity	38,143	38,977
Total liabilities and equity	$89,750	$78,037

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Operations

(in thousands, except for per share amounts)

	Year Ended December 31,
	2022	2021

Net operating revenues:
Waste management services	$49,763	$42,710

Food, beverage and merchandise sales	12,137	11,045
Other golf and related operations	19,280	16,628
Total golf and related operations	31,417	27,673

Total net operating revenues	81,180	70,383

Costs and expenses:
Waste management services operating costs	40,380	34,259
Cost of food, beverage and merchandise	5,500	4,748
Golf and related operations operating costs	21,337	17,825
Depreciation and amortization expense	3,483	3,112
Selling, general and administrative expenses	10,133	9,878
Operating income	347	561

Other income (expense):
Interest expense	(1,464)	(1,158)
Gain on debt extinguishment	-	1,964
Other income, net	231	369
Income (loss) before income taxes	(886)	1,736

Provision for income taxes	94	89
Net income (loss)	(980)	1,647

Less net loss attributable to non-controlling interest in subsidiaries	(397)	(324)
Net income (loss) attributable to Avalon Holdings Corporation common shareholders	$(583)	$1,971

Income (loss) per share attributable to Avalon Holdings Corporation common shareholders:
Basic net income (loss) per share	$(0.15)	$0.51
Diluted net income (loss) per share	$(0.15)	$0.50

Weighted average shares outstanding - basic	3,899	3,899
Weighted average shares outstanding - diluted	3,899	3,933

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2022	2021

Cash flows from operating activities:
Net income (loss)	$(980)	$1,647
Reconciliation of net income (loss) to cash provided by operating activities:
Depreciation and amortization expense	3,483	3,112
Amortization of debt issuance costs	50	42
Compensation costs - stock options	4	5
Provision for losses on accounts receivable	32	36
Gain from disposal of equipment	-	(10)
Gain on debt extinguishment	-	(1,964)
Change in operating assets and liabilities:
Accounts receivable	(1,226)	(1,225)
Unbilled membership dues receivable	(21)	7
Inventories	(356)	(195)
Prepaid expenses	(176)	(266)
Other assets, net	-	(25)
Accounts payable	663	796
Accrued payroll and other compensation	192	(12)
Accrued income taxes	36	24
Other accrued taxes	(1)	80
Deferred membership dues revenue	280	167
Other liabilities and accrued expenses	279	144
Net cash provided by operating activities	2,259	2,363

Cash flows from investing activities:
Capital expenditures	(6,393)	(4,424)
Proceeds from disposal of equipment	-	3
Net cash used in investing activities	(6,393)	(4,421)

Cash flows from financing activities:
Proceeds under New Term Loam facility	31,000	-
Principal payments on term loan facilities	(21,014)	(1,111)
Principal payments on finance lease obligations	(167)	(334)
Borrowinings under line of credit facility	1,550	-
Payments of debt issuance costs	(277)	-
Proceeds from subsidiary private placement offering	142	358
Net cash provided by (used in) financing activities	11,234	(1,087)

Increase (decrease) in cash, cash equivalents and restricted cash	7,100	(3,145)
Cash, cash equivalents and restricted cash at beginning of year	4,950	8,095
Cash, cash equivalents and restricted cash at end of year	$12,050	$4,950

Supplemental disclosure of cash flow information:

Significant non-cash operating and investing activities:
Capital expenditures included in accounts payable	$168	$271
Significant non-cash operating and financing activities:
Interest forgiven from Paycheck Protection Program Loans	$-	$17
Significant non-cash investing and financing activities:
Operating lease right-of-use assets in exchange for lease obligations	$427	$498
Finance lease obligations incurred	$-	$104

Cash paid during the year for interest	$1,313	$1,130
Cash paid during the year for income taxes	$58	$65

For supplemental cash flow information regarding income taxes, see Note 10.

See accompanying notes to consolidated financial statements

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Shareholders’ Equity

(in thousands, except for share data)

	For the Years Ended December 31, 2022 and 2021

							Total
	Common Stock						Avalon	Non-controlling
	Shares		Amount		Paid-in	Accumulated	Shareholders'	Interest in
	Class A	Class B	Class A	Class B	Capital	Deficit	Equity	Subsidiary	Total

Balance at January 1, 2021	3,287,647	611,784	$33	$6	$59,196	$(22,142)	$37,093	$(126)	$36,967

Stock options - compensation costs	-	-	-	-	5	-	5	-	5

Investment in subsidiary from accredited investors	-	-	-	-	-	-	-	358	358

Net income (loss)	-	-	-	-	-	1,971	1,971	(324)	1,647

Balance at December 31, 2021	3,287,647	611,784	33	6	59,201	(20,171)	39,069	(92)	38,977

Stock options - compensation costs	-	-	-	-	4	-	4	-	4

Investment in subsidiary from accredited investors	-	-	-	-	-	-	-	142	142

Net loss	-	-	-	-	-	(583)	(583)	(397)	(980)

Balance at December 31, 2022	3,287,647	611,784	$33	$6	$59,205	$(20,754)	$38,490	$(347)	$38,143

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

Restricted Cash

Cash and cash equivalents that are restricted as to withdrawal or use under the terms of certain contractual agreements are recorded in restricted cash on the Consolidated Balance Sheets. Restricted cash of $10.4 million and $1.7 million at December 31, 2022 and 2021, respectively, consists of loan proceeds deposited into a project fund account to fund costs associated with the renovation and expansion of The Grand Resort and Avalon Field Club at New Castle in accordance with the provisions of the loan and security agreement (See Notes 4 and 9).

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost of inventories is determined by the average cost method. If necessary, a provision for potentially obsolete or slow-moving inventory is made based on management’s analysis of inventory levels and future sales forecasts.

Avalon Holdings Corporation and Subsidiaries

Financial Instruments

The Company follows the guidance included in the Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, for its financial assets and liabilities. The fair value of financial instruments consisting of cash, cash equivalents, restricted cash, accounts receivable, and accounts payable at December 31, 2022 and 2021 approximates carrying value due to the relative short maturity of these financial instruments.

The fair value of the Company’s term loan approximates carrying value at December 31, 2022 and 2021, as neither the Company’s credit rating nor credit conditions have changed substantially since the debt was refinanced.

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

Debt Issuance Costs

Debt issuance costs are capitalized and amortized over the life of the related debt. Amortization of deferred financing costs is included in interest expense in the Consolidated Statements of Operations. Debt issuance costs incurred related to the loan and security agreement is presented in the Consolidated Balance Sheets as a direct deduction from the carrying amount of the debt (See Note 9).

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and to operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against net deferred tax assets when management believes it is more likely than not that such deferred tax assets will not be realized. Avalon recognizes any interest and penalty assessed by taxing authorities as a component of interest expense and other expense, respectively (see Note 10).

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

In accordance ASC 810-10, both AWMS Holdings, LLC and Avalon Med Spa, LLC are VIEs, and their financial statements are included in Avalon’s consolidated financial statements. ASC 810-10 requires non-controlling interests to be reported as a separate component of equity. The amount of net loss attributable to the non-controlling interest is recorded in “net loss attributable to non-controlling interest in subsidiaries” in our Consolidated Statements of Operations (See Note 16).

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

Avalon amortizes the grant date fair value of the stock options over the expected term which approximates the requisite service period. If accelerated vesting occurs based on the market performance of Avalon’s common stock, the compensation costs related to the vested stock options that have not previously been amortized are recognized upon vesting (See Note 12).

Asset Retirement Obligation

Avalon recorded an estimated asset retirement obligation of $0.1 million at December 31, 2022 and 2021, respectively, to plug and abandon the two salt water injection wells based upon an estimate from an experienced and qualified third party.

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

Avalon reviewed the carrying value of its long-lived assets in accordance with FASB ASC 360-10-35, Property, Plant and Equipment – Overall – Subsequent Measurement. Avalon does not believe there was a triggering event in 2022 or 2021 as future cash flows have not changed significantly and asset values have remained relatively stable.

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

Basic and Diluted Net Income (Loss) per Share

Basic net income (loss) per share attributable to Avalon Holdings Corporation common shareholders is computed by dividing the net income (loss) attributable to Avalon Holdings Corporation common shareholders by the weighted average number of common shares outstanding.

Diluted net income (loss) per share attributable to Avalon Holdings Corporation common shareholders is computed by dividing net income (loss) attributable to Avalon Holdings Corporation shareholders by the weighted average number of common shares outstanding plus any weighted common equivalent shares determined to be outstanding during the period using the treasury method. The weighted common equivalent shares included in the calculation are related to stock options granted by Avalon where the weighted average market price of Avalon’s common stock for the period presented is greater than the option exercise price of the stock option. For periods in which Avalon is in a net loss position, the diluted per share amount reported is equal to the basic per share amount because such dilution would be considered anti-dilutive (See Note 8).

Note 3.  Recent Accounting Pronouncements

As of December 31, 2022, there were several new accounting pronouncements issued by the FASB. Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company’s consolidated financial statements.

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

Avalon Holdings Corporation and Subsidiaries

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the Consolidated Balance Sheets that sum to the total of the same such amounts shown in the Consolidated Statements of Cash Flows. Cash, cash equivalents and restricted cash consist of the following at December 31, 2022 and 2021 (in thousands):

	2022	2021
Cash and cash equivalents	$1,624	$3,254
Restricted cash	10,426	1,696
Total cash, cash equivalents and restricted cash	$12,050	$4,950

Note 5.  Revenues

Revenue Recognition

The Company identifies a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. Revenue is recognized when obligations under the terms of the contract with our customer are satisfied; generally this occurs with the transfer of control of the good or service to the customer. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring goods or providing services. Sales and other taxes we collect concurrent with revenue-producing activities are excluded from revenue as the Company is a pass-through conduit for collecting and remitting sales taxes. The Company does not incur incremental costs to obtain contracts or costs to fulfill contracts that meet the criteria for capitalization. In addition, the Company does not have material significant payment terms as payment is received at or shortly after the point of sale.

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

Avalon is a minority owner with managerial control over two salt water injection wells and its associated facility. Operations of the salt water injection wells have been suspended in accordance with the Chief of the Division of Oil and Gas Resources Management order (See Note 17). Due to the suspension of the salt water injection wells, there were no operating revenues for the years ended December 31, 2022 and 2021.

For both the years ended December 31, 2022 and 2021, the net operating revenues related to waste management services represented approximately 61% of Avalon’s total consolidated net operating revenues. For the year ended December 31, 2022, two customers accounted for 22% of the waste management services segment’s net operating revenues to external customers and 14% of the consolidated net operating revenues. For the year ended December 31, 2021, one customer accounted for 13% of the waste management services segment’s net operating revenues to external customers and 8% of the consolidated net operating revenues.

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

Golf and Related Operations

Avalon’s golf and related operations include the operation and management of four golf courses and associated clubhouses, recreation and fitness centers, tennis courts, salon and spa services, dining and banquet facilities. The golf and related operations also include the operation of a hotel and its resort related amenities including dining, banquet and conference facilities, fitness center, swimming pools, salon and spa and tennis courts. Revenues for the golf and related operations consists primarily of food, beverage and merchandise sales, membership dues, greens fees and associated cart rentals, room rentals and salon and spa services. Due to adverse weather conditions, net operating revenues relating to the golf courses, which are located in northeast Ohio and Pennsylvania, were minimal during the first three months of 2022 and 2021.

For both the years ended December 31, 2022 and 2021, the net operating revenues related to the golf and related operations represented approximately 39% of Avalon’s total consolidated net operating revenues. For both the years ended December 31, 2022 and 2021, no one customer individually accounted for 10% or more of Avalon’s golf and related operations segment revenues.

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

Avalon Holdings Corporation and Subsidiaries

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

The following table presents our net operating revenues disaggregated by revenue source for the years ended December 31, 2022 and 2021 (in thousands). Sales and other taxes are excluded from revenues.

	2022	2021
Waste management and brokerage services	$47,138	$40,266
Captive landfill management operations	2,625	2,444
Total waste management services revenues	49,763	42,710
Food, beverage and merchandise sales	12,137	11,045
Membership dues revenue	7,092	6,697
Room rental revenue	5,507	4,450
Greens fees and cart rental revenue	2,871	2,723
Salon and spa services	1,830	1,059
Fitness and tennis lesson revenue	435	448
Other revenue	1,545	1,251
Total golf and related operations revenue	31,417	27,673
Total net operating revenues	$81,180	$70,383

Avalon does not have operations located outside the United States and, accordingly, geographical revenue information is not presented.

Receivables, Net

Receivables, net, include amounts billed and currently due from customers. The amounts due are stated at their net realizable value. At December 31, 2022 and 2021, accounts receivable, net, related to our waste management services segment were approximately $10.0 million and $9.0 million, respectively. At December 31, 2022, one customer accounted for approximately 18% of the waste management services segment’s receivables and 16% of the consolidated receivables. At December 31, 2021, one customer accounted for approximately 19% of the waste management services segment’s receivables and 17% of the consolidated receivables. Accounts receivable, net, related to our golf and related operations segment were approximately $1.1 million and $0.9 million at December 31, 2022 and 2021, respectively. No one customer of the golf and related operations segment accounted for 10% or more of Avalon’s golf and related operations segment or consolidated net receivables at December 31, 2022 and 2021.

Avalon Holdings Corporation and Subsidiaries

The Company maintains an allowance for credit losses to provide for the estimated amount of receivables that will not be collected. Customer accounts that are outstanding longer than the contractual payment terms are considered past due.  Avalon determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due,  Avalon’s previous accounts receivable loss history, the customer’s current ability to pay its obligation to Avalon and the condition of the general economy and the industry as a whole. Avalon writes off accounts receivable when they become uncollectible. Payments subsequently received on such receivables are credited to the allowance for credit losses, or to income, as appropriate under the circumstances. Allowance for credit losses was approximately $0.3 million at both December 31, 2022 and 2021.

The following table presents changes in our allowance for credit losses during the years ended at December 31, 2022 and 2021 (in thousands):

		Provision	Write-offs
	Balance at	for Credit	less	Balance at
	Beginning of Period	Losses	Recoveries	End of Period
Allowance for credit losses
Year ended December 31, 2022	$265	$32	$(37)	$260
Year ended December 31, 2021	$265	$36	$(36)	$265

Contract Assets

Contract assets include unbilled membership dues receivables related to the Avalon Golf and Country Club for the customers membership commitment which are billed on a monthly basis over the course of the annual agreement. Such amounts are stated at their net realizable value. Contract assets related to unbilled membership dues are classified as current as revenue related to such agreements is recognized within the annual membership period. Unbilled membership receivables in our Consolidated Balance Sheets were approximately $0.6 million at December 31, 2022 and 2021, respectively.

The following table presents changes in our contract assets during the years ended December 31, 2022 and 2021 (in thousands):

		Unbilled
	Balance at	Membership		Balance at
	Beginning of Period	Dues	Billings	End of Period
Contract Assets:
Unbilled membership dues receivable
Year ended December 31, 2022	$578	$2,060	$(2,039)	$599
Year ended December 31, 2021	$585	$1,997	$(2,004)	$578

Contract Liabilities

Contract liabilities include unrecognized or deferred revenues relating to membership dues and customer advance deposits.  We record deferred revenue when cash payments are received in advance of satisfying our performance obligation. We classify deferred membership dues revenue as current based on the timing of when we expect to recognize revenue for the membership commitment based on the Company satisfying the stand ready performance obligation throughout the annual membership period. The unrecognized or deferred revenues related to membership dues in our Consolidated Balance Sheets were approximately $3.6 million and $3.4 million at December 31, 2022 and 2021, respectively.

Customer advance deposits are recorded as a liability until the goods or services are provided to the customer. Generally, customer advances, and corresponding performance obligation are satisfied within 12 months of the date of receipt of advance payment. The unrecognized revenues related to customer advance deposits are recorded in “Other liabilities and accrued expenses” in our Consolidated Balance Sheets. Customer advance deposits were approximately $1.0 million and $0.8 million at December 31, 2022 and 2021, respectively.

Avalon Holdings Corporation and Subsidiaries

The following table presents changes in our contract liabilities during the years ended December 31, 2022 and 2021 (in thousands):

	Balance at		Revenue	Balance at
	Beginning of Period	Billings	Recognized	End of Period
Contract Liabilities:
Deferred membership dues revenue
Year ended December 31, 2022	$3,363	$7,372	$(7,092)	$3,643
Year ended December 31, 2021	$3,196	$6,864	$(6,697)	$3,363
Customer advance deposits
Year ended December 31, 2022	$795	$3,038	$(2,868)	$965
Year ended December 31, 2021	$674	$1,953	$(1,832)	$795

Note 6.  Property and Equipment

Property and equipment at December 31, 2022 and 2021 consists of the following (in thousands):

	2022	2021
Land and land improvements	$16,764	$15,588
Buildings and improvements	52,974	48,603
Machinery and equipment	8,567	7,122
Office furniture and fixtures	9,638	8,773
Vehicles	865	791
Construction in progress	11	1,448
	88,819	82,325
Less accumulated depreciation and amortization	(32,014)	(28,987)
Property and equipment, net	$56,805	$53,338

At December 31, 2022, the Company did not have any significant fixed contractual commitments for construction projects.

Note 7.  Leases

Operating Leases

Avalon leases golf carts and associated GPS equipment, machinery and equipment for the landfill operations, furniture and fixtures for The Grand Resort and office copiers under operating leases. Our operating leases have remaining lease terms ranging from less than 1 year to 5.0 years. The weighted average remaining lease term on operating leases was approximately 3.6 years at December 31, 2022.

During 2022, the Company entered into new operating lease agreements for golf carts and associated GPS equipment. The Company recorded operating lease right-of-use assets and corresponding obligations under the operating leases of approximately $0.4 million. During 2021, the Company entered into new operating lease agreements for a facility, vehicle, golf carts and associated GPS equipment. The Company recorded operating lease right-of-use assets and corresponding obligations under the operating leases of approximately $0.5 million.

Leased property and associated obligations under operating leases at December 31, 2022 and 2021 consists of the following (in thousands):

	2022	2021
Operating lease right-of-use assets	$1,386	$1,598

Current portion of obligations under operating leases	$424	$534
Long-term portion of obligations under operating leases	962	1,064
Total obligations under operating leases	$1,386	$1,598

The weighted average discount rate on operating leases was 5.0% at December 31, 2022 and 4.6% at December 31, 2021.

Avalon Holdings Corporation and Subsidiaries

Finance Leases

In November 2003, Avalon entered into a long-term agreement with Squaw Creek Country Club to lease and operate its golf course and related facilities. The lease has an initial term of ten (10) years with four (4) consecutive ten (10) year renewal term options unilaterally exercisable by Avalon. Under the lease, Avalon is obligated to pay $15,000 in annual rent and make leasehold improvements of $150,000 per year. Amounts expended by Avalon for leasehold improvements during a given year in excess of $150,000 will be carried forward and applied to future leasehold improvement obligations.  Based upon the amount of leasehold improvements already made, Avalon expects to exercise all its remaining renewal options. At December 31, 2022 there were approximately 30.8 years remaining on the golf course and related facilities finance lease.

In addition, the Company also entered into lease agreements for vehicles, golf course maintenance and restaurant equipment which were determined to be finance leases. At December 31, 2022, the vehicles, golf course maintenance and restaurant equipment have remaining lease terms ranging from less than one year to 3.8 years. The weighted average remaining lease term on the vehicles and equipment leases was approximately 2.8 years at December 31, 2022.

Leased property and associated obligations under finance leases at December 31, 2022 and 2021 consist of the following (in thousands):

	2022	2021
Leased property under finance leases	$12,004	$11,978
Less accumulated amortization	(7,003)	(6,588)
Leased property under finace leases, net	$5,001	$5,390

Current portion of obligations under finance leases	$115	$167
Long-term portion of obligations under finance leases	381	496
Total obligations under finance leases	$496	$663

The weighted average discount rate on finance leases was 5.2% at December 31, 2022 and 5.1% at December 31, 2021.

For the years ended December 31, 2022 and 2021, components of lease expense were as follows (in thousands):

	2022	2021
Operating lease cost:
Rental expense	$766	$758

Finance lease cost:
Depreciation expense	$511	$545
Interest expense	28	41
Total finance lease cost	$539	$586

Avalon Holdings Corporation and Subsidiaries

For the twelve months ending December 31, future commitments under long-term, operating and finance leases are as follows (in thousands):

	Finance	Operating		Total
2023	$139	$489		$628
2024	129	419		548
2025	64	357		421
2026	38	179		217
2027	15	95		110
Thereafter	375	-		375
Total lease payments	760	1,539		2,299
Less imputed interest	264	153		417
Total	496	1,386	#	1,882
Less current portion of obligations under leases	115	424		539
Long-term portion of obligations under leases	$381	$962	#	$1,343

Note 8.  Basic and Diluted Net Income (Loss) per Share

Basic net income (loss) per share attributable to Avalon Holdings Corporation common shareholders is computed by dividing the net income (loss) attributable to Avalon Holdings Corporation common shareholders by the weighted average number of common shares outstanding. For both the years ended December 31, 2022 and 2021, the weighted average number of common shares outstanding was 3,899,431.

Diluted net income (loss) per share attributable to Avalon Holdings Corporation common shareholders is computed by dividing net income (loss) attributable to Avalon Holdings Corporation common shareholders by the weighted average number of common shares outstanding plus any weighted common equivalent shares determined to be outstanding during the period using the treasury method. The weighted common equivalent shares included in the calculation are related to stock options granted by Avalon where the weighted average market price of Avalon’s common stock for the period presented is greater than the option exercise price of the stock option.

For the year ended December 31, 2022, the diluted per share amount reported is equal to the basic per share amount because Avalon was in a net loss position and as a result, such dilution would be considered anti-dilutive. Assuming dilution, the weighted average number of common shares outstanding for the year ended December 31, 2022 was 3,920,384. For the year ended December 31 2021, the diluted weighted average number of shares outstanding was 3,933,071.

The income (loss) per share calculations for the years ended December 31, 2022 and 2021 are as follows (in thousands, except per share amounts):

	2022	2021
Net income (loss) attributable to Avalon Holdings Corporation common shareholders	$(583)	$1,971

Shares used in computing basic income (loss) per share	3,899	3,899
Potentially dilutive shares from stock options	-	34
Shares used in computing diluted income (loss) per share	3,899	3,933

Income (loss) per share attributable to Avalon Holdings Corporation common shareholders
Basic net income (loss) per share	$(0.15)	$0.51
Diluted net income (loss) per share	$(0.15)	$0.50

Avalon Holdings Corporation and Subsidiaries

Note 9.  Term Loans and Line of Credit Agreements

2022 Term Loan Agreement

On August 5, 2022, Avalon and certain direct and indirect wholly owned subsidiaries entered into a loan and security agreement (the “2022 Term Loan Agreement”) with Laurel Capital Corporation which provided for a $31.0 million term loan. At closing, $20.2 million of the proceeds were used to pay off and refinance amounts outstanding and associated interest under our 2019 Term Loan Agreement with Laurel Capital Corporation and $0.4 million of the proceeds were utilized to pay transaction costs. The remaining proceeds of approximately $10.4 million were deposited into a project fund account for which those proceeds are to fund future costs of renovating and expanding both The Grand Resort and Avalon Field Club at New Castle. At December 31, 2022, loan proceeds of $10.4 million are presented in the Consolidated Balance Sheets as “Restricted cash.” The 2019 Term Loan Agreement was terminated in conjunction with the 2022 Term Loan Agreement.

The 2022 Term Loan Agreement is payable in 119 equal monthly installments of principal and interest, based on a twenty-five (25) year maturity schedule which commenced September 5, 2022 followed by one final balloon payment of all remaining principal, interest and fees due on the maturity date of August 5, 2032. Upon request by Avalon, project fund proceeds can be utilized to pay debt service. Borrowings under the 2022 Term Loan Agreement bear interest at a fixed rate of 6.00% until the seventh anniversary date of the closing at which time the interest rate will be reset to a fixed rate equal to the greater of (a) 6.00% per annum or (b) the sum of the three year treasury rate on the date two (2) business days prior to the reset date plus 3.40%, provided that the applicable rate shall in no event exceed 8.50% per annum.

Avalon has the right to prepay the amount outstanding under the 2022 Term Loan Agreement, in whole or in part, at any time upon payment of the principal amount of the loan to be prepaid plus accrued unpaid interest thereon to the prepayment date, plus an applicable prepayment penalty. The prepayment penalty, expressed as a percentage of the principal of the loan being prepaid, is six percent (6%) on any prepayment in the first five years; four percent (4%) on any prepayment in the sixth and seventh year; three percent (3%) on any prepayment in the eighth and ninth year; and two percent (2%) on any prepayment in the tenth year.

Borrowings under the 2022 Term Loan Agreement are secured by certain real property and related business assets as defined in the agreement. The 2022 Term Loan Agreement contains a Fixed Charge Coverage Ratio requirement of at least 1.20 tested on an annual basis on December 31 of each year, commencing December 31, 2023. The 2022 Term Loan also contains other nonfinancial covenants, customary representations, warranties and events of default. Avalon was in compliance with the 2022 Term Loan Agreement covenants at December 31, 2022.

The Company capitalized approximately $0.6 million of debt issuance costs in connection with the 2022 Term Loan Agreement in accordance with ASC Subtopic 470-50, Debt-Modifications and Extinguishments. The Company is amortizing these costs over the life of the 2022 Term Loan Agreement. In accordance with ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs, these costs are presented in the Consolidated Balance Sheets as a direct reduction from the carrying amount of the term loan liability.

Line of Credit Agreement

On May 31, 2018, Avalon entered into a business loan agreement with Premier Bank (formerly Home Savings Bank), (the “Line of Credit Agreement”) which provides for a line of credit of up to $5.0 million. On July 22, 2022, the Company amended the Line of Credit Agreement to extend the maturity date to July 31, 2024.  Under the Line of Credit Agreement, borrowings in excess of $1.0 million are subject to a borrowing base which is calculated based off a specific level of eligible accounts receivable of the waste management business as defined in the agreement.

At December 31, 2022, approximately $1.6 million was outstanding under the Line of Credit Agreement. No amounts were drawn under the Line of Credit Agreement at December 31, 2021. At December 31, 2022 and 2021, approximately $3.4 million and $5.0 million, respectively, were available under the Line of Credit Agreement. Outstanding borrowings under the Line of Credit Agreement bear interest at Prime Rate plus .25%. At December 31, 2022, the interest rate on the Line of Credit Agreement was 7.75%.

Borrowings under the Line of Credit Agreement are secured by certain business assets of the Company including accounts receivable, inventory and equipment. The Line of Credit Agreement contains a Fixed Charge Coverage Ratio requirement of at least 1.20 tested on an annual basis on December 31 of each year. The Line of Credit Agreement also contains other nonfinancial covenants, customary representations, warranties and events of default. Avalon was in compliance with the Line of Credit Agreements covenants at December 31, 2022 and 2021.

Avalon Holdings Corporation and Subsidiaries

Paycheck Protection Program Loan

The Coronavirus Aid, Relief, and Economic Security Act, or (“CARES”) Act, which was signed into law in March 2020, authorized the Small Business Administration to temporarily guarantee loans under a loan program called the Paycheck Protection Program (the “Program”). The Program provides for 100% federally guaranteed loans to small businesses to allow employers to keep workers employed and maintain payroll during the pandemic and economic downturn. Under the Program, the borrower is eligible for loan forgiveness up to the amount the borrower spends on certain eligible costs during the covered period beginning on the date the proceeds were received on the loan. Eligible costs under the Program include payroll costs, interest on mortgage obligations incurred before the covered period, rent on leasing agreements and utility services. Collateral or guarantor support is not required for the loan.

In 2020, certain wholly-owned subsidiaries of Avalon entered into agreements and received a total of approximately $2.8 million in loans under the Program. The Company utilized the entire balance of the loan proceeds in accordance with the Program’s guidelines and subsequently applied for forgiveness with the Small Business Administration.

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

During the years ended December 31, 2022 and 2021, the weighted average interest rate on outstanding borrowings was 5.50% and 4.93%, respectively.

Obligations under the Company’s term loan agreements at December 31, 2022 and 2021 consist of the following (in thousands):

	December 31, 2022
	Gross Amount	Debt Issuance Costs	Net Amount
2022 Term Loan Agreement	$30,820	$(559)	$30,261
Less current portion	563	(60)	503
Long-term debt	$30,257	$(499)	$29,758

	December 31, 2021
	Gross Amount	Debt Issuance Costs	Net Amount
2019 Term Loan Agreement	$20,833	$(331)	$20,502
Less current portion	1,168	(42)	1,126
Long-term debt	$19,665	$(289)	$19,376

Obligations under the Company’s Line of Credit agreement at December 31, 2022 were approximately $1.6 million which matures of July 31, 2024. No amounts were outstanding under the Line of Credit Agreement at December 31, 2021.

For the twelve months ending December 31, future maturities under the Company’s 2022 Term Loan and Line of Credit Agreements are as follows (in thousands):

2023	$563
2024	2,148
2025	634
2026	674
2027	715
Thereafter	27,636
Total	$32,370

Avalon Holdings Corporation and Subsidiaries

Note 10.  Income Taxes

Income before income taxes for each of the two years in the period ended December 31, 2022 was subject to taxation under United States jurisdictions only. The provision for income taxes consists of the following (in thousands):

	2022	2021
Current:
Federal	$(2)	$(3)
State	96	92
Total current income taxes	94	89
Deferred:
Federal	-	-
State	-	-
Total deferred income taxes	-	-
Total provision for income taxes	$94	$89

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

On December 27, 2020, the Consolidated Appropriations Act, 2021 (the “Appropriations Act”) was enacted in response to the COVID-19 pandemic. The Appropriations Act, among other things, temporarily extends through December 31, 2025, certain expiring tax provisions, including look-through treatment of payments of dividends, interest, rents, and royalties received or accrued from related controlled foreign corporations. Additionally, the Appropriations Act enacts new provisions and extends certain provisions originated within the CARES Act, including an extension of time for repayment of the deferred portion of employees’ payroll tax through December 31, 2021, and a temporary allowance for full deduction of certain business meals. Avalon has elected not to defer the employees’ portion of payroll tax. The adoption of the Appropriations Act did not result in a material tax or cash benefit.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2022 and 2021 are as follows (in thousands):

	2022	2021
Deferred tax assets:
Accounts receivable, allowance for doubtful accounts	$65	$66
Reserves not deductible until paid	7	4
Net operating loss carryforwards
Federal	2,081	2,168
State	494	883
Federal tax credit	1,041	877
Operating lease liabilities	345	402
Section 163(j) business interest expense carryforward	269	-
Other	37	92
Gross deferred tax assets	4,339	4,492
Less valuation allowance	(2,488)	(2,351)
Deferred tax assets net of valuation allowance	$1,851	$2,141

Deferred tax liabilities:
Property and equipment	$(1,498)	$(1,731)
Operating lease right of use assets	(345)	(402)
Gross deferred tax liabilities	$(1,843)	$(2,133)
Net deferred tax asset	$8	$8

The $1,843,000 of deferred tax liabilities will reverse in the same period and jurisdiction and is of the same character as the temporary differences giving rise to the $1,851,000 of deferred tax assets. Avalon has not provided a valuation allowance on the amount of deferred tax assets that it estimates will be utilized. If future taxable income is less than the amount that has been assumed in assessing the recoverability of the deferred tax assets, then an increase in the valuation allowance will be required, with a corresponding increase to income tax expense. Likewise, should Avalon ascertain in the future that it is more likely than not that deferred tax assets will be realized in excess of the net deferred tax assets, all or a portion of the $2,488,000 valuation allowance as of December 31, 2022, would be reversed as a benefit to the provision for income taxes in the period such determination was made.

Avalon Holdings Corporation and Subsidiaries

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to the income before income taxes as a result of the following differences (in thousands):

	2022	2021
Income (loss) before income taxes	$(886)	$1,736
Less net loss attributable to non-controlling interest in subsidiary	(397)	(324)
Income (loss) before income taxes attributable to
Avalon Holdings Corporation common shareholders	(489)	2,060
Federal statutory rate	21%	21%
Computed Federal provision (benefit) for income taxes	(103)	433
State income taxes, net of federal income tax benefits	76	71
Change in valuation allowance	137	82
Increase in available federal tax credit	(164)	(144)
Other nondeductible expenses	39	38
Other nontaxable income	-	(411)
Adjustment to deferred tax balances	109	20
Total provision for income taxes	$94	$89

Avalon is subject to income taxes in the U.S. federal and various states jurisdictions.  With few exceptions, Avalon is no longer subject to U.S. federal, state and local income tax examinations by taxing authorities for the years before 2019. Avalon recognizes any interest and penalty assessed by taxing authorities as a component of interest expense and other expense, respectively. There were no accruals for the payment of interest and penalties for 2022 and 2021.

Avalon made net income tax payments of approximately $58,000 and $65,000 in 2022 and 2021, respectively. At December 31, 2022, Avalon has taxable loss carryforwards for federal income tax purposes aggregating approximately $9,900,000 which are available to offset future federal taxable income. Legislation under the Tax Act allows for corporations to carryforward net operating losses generated beginning in 2018 indefinitely.  Net operating losses generated in 2018 may offset 80% of future taxable income. Of the $9,900,000 taxable loss carryforwards, $2,077,000 is carryforward indefinitely to offset 80% of future taxable income. Net operating losses generated prior to 2018 expire in 2023 through 2037. In addition, at December 31, 2022, certain subsidiaries of Avalon have net operating loss carryforwards for state purposes of approximately $11,346,000 which are available to offset future state taxable income. These carryforwards expire at various dates through 2042. A valuation allowance has been provided because it is more likely than not that the deferred tax assets relating to certain federal and state loss carryforwards will not be realized.

Note 11.  Retirement Benefits

Avalon sponsors a defined contribution profit sharing plan that is a qualified tax deferred benefit plan under Section 401(k) of the Internal Revenue Code (the “Plan”). Substantially all employees are eligible to participate in the Plan. The Plan provides for employer discretionary cash contributions as determined by Avalon’s Board of Directors. Discretionary contributions vest on a graduated basis and become 100% vested after five years of service.  Plan participants may also contribute a portion of their annual compensation to the Plan, subject to maximums imposed by the Internal Revenue Code and related regulations. The Board decided not to make a discretionary employer contribution for 2022 or 2021.

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

Avalon Holdings Corporation and Subsidiaries

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

Avalon Holdings Corporation and Subsidiaries

In March 2022, the Board of Directors extended the period of time for certain vested options that were not exercisable due to those options not meeting the predetermined stock price within the three years following the contractual vesting period. At December 31, 2022, options to purchase 90,000 shares have been granted under the 2009 Plan. Of these, 36,000 shares have been exercised, and options for 54,000 shares remain outstanding.

The following table is a summary of the stock option activity during 2022 and 2021:

		Weighted	Weighted
	Number of	Average	Average
	Options	Exercise	Fair Value at
	Granted	Price	Grant Date
Outstanding at January 1, 2021	244,000	$2.66	$1.03
Options granted	-	-	-
Options exercised	-	-	-
Options expired	(190,000)	2.89	1.20
Options cancelled or forfeited	-	-	-
Outstanding at December 31, 2021	54,000	1.83	0.43
Options granted	-	-	-
Options exercised	-	-	-
Options expired	-	-	-
Options cancelled or forfeited	-	-	-
Outstanding at December 31, 2022	54,000	$1.83	$0.43
Options Vested	54,000	$1.83	$0.43
Exercisable at December 31, 2022	-	$-	$-

The stock options vest and become exercisable based upon achieving two critical metrics as follows:

1.	Contract Vesting Term: The stock options vest ratably over a five year period.
2.

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

Compensation costs were approximately $4,000 and $5,000 for the years ended December 31, 2022 and 2021, respectively, based upon the estimated grant date fair value calculations. As of December 31, 2022, there was approximately $3,000 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 1.42 years.

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

In April 2022, the United States District Court for the Southern District of New York determined that MintBroker was liable under Section 16(b) of the Securities Exchange Act of 1934, as amended. The case was referred to a magistrate judge for a determination of damages. There can be no assurance that any damages determined by the court are collectible.

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

Avalon’s golf and related operations segment consists of four golf courses and associated clubhouses which provide dining and banquet facilities, a hotel which provides lodging and resort related amenities including dining, banquet and conference facilities, and a multipurpose recreation center. Revenue for the golf and related operations segment consists primarily of membership dues, greens fees, cart rentals, room rentals, merchandise sales, tennis and fitness activities, salon and spa services and food and beverage sales.

Avalon does not have operations located outside the United States and, accordingly, geographical segment information is not presented. In 2022, two customers accounted for 22% of the waste management services segment’s net operating revenues to external customers and 14% of the consolidated net operating revenues. In 2021, one customer accounted for 13% of the waste management services segment’s net operating revenues to external customers and 8% of the consolidated net operating revenues.

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

Avalon Holdings Corporation and Subsidiaries

Business segment information including the reconciliation of segment income (loss) to consolidated income before income taxes is as follows (in thousands):

	Year Ended December 31,
	2022	2021
Net operating revenues from:
Waste management services:
External customer revenues	$49,763	$42,710
Intersegment revenues	-	-
Total waste management services	49,763	42,710

Golf and related operations:
External customer revenues	31,417	27,673
Intersegment revenues	80	47
Total golf and related operations	31,497	27,720

Segment operating revenues	81,260	70,430
Intersegment eliminations	(80)	(47)
Total net operating revenues	$81,180	$70,383

Income (loss) before income taxes:
Waste management services	$4,373	$3,505
Golf and related operations	151	2,775
Segment income before taxes	4,524	6,280
Corporate interest expense	(1,436)	(1,117)
Corporate gain on debt extinguishment	-	502
Corporate other income, net	13	15
General corporate expenses	(3,987)	(3,944)
Income (loss) before income taxes	$(886)	$1,736

Depreciation and amortization expense:
Waste management services	$118	$104
Golf and related operations	3,169	2,838
Corporate	196	170
Total depreciation and amortization expense	$3,483	$3,112

Avalon Holdings Corporation and Subsidiaries

	Year Ended December 31,
	2022	2021
Interest expense:
Waste management services	$1	$3
Golf and related operations	27	38
Corporate	1,436	1,117
Total interest expense	$1,464	$1,158

Gain on debt extinguishment:
Waste management services	$-	$-
Golf and related operations	-	1,462
Corporate	-	502
Total gain on debt extinguishment	$-	$1,964

Capital expenditures:
Waste management services	$94	$165
Golf and related operations	6,333	4,058
Corporate	134	576
Total capital expenditures	$6,561	$4,799

	December 31,
	2022	2021
Total assets:
Waste management services	$35,198	$34,203
Golf and related operations	63,355	59,700
Corporate	65,630	55,027
Subtotal	164,183	148,930
Elimination of intersegment receivables	(74,433)	(70,893)
Total assets	$89,750	$78,037

In comparing total assets at December 31, 2022 with those at December 31, 2021, the increase in the total assets of the waste management services segment of approximately $1.0 million was primarily a result of an increase accounts receivable. The increase in total assets of the golf and related operations segment of $3.6 million was primarily due to an increase in capital expenditures associated with The Grand Resort and Avalon Field Club at New Castle partially offset by current year depreciation on property and equipment. The increase in corporate total assets of approximately $10.6 million was primarily due to an increase in restricted cash received in conjunction with our 2022 Term Loan Agreement and an increase in intersegment transactions, which are eliminated in consolidation, partially offset by a decrease in operating cash and cash equivalents.

Note 16.  Certain Relationships and Related Transactions

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

Avalon Holdings Corporation and Subsidiaries

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

As a result of a private placement offering, Avalon is not the majority owner of AWMS Holdings, LLC. At December 31, 2022 and 2021, respectively, Avalon owns approximately 47% of AWMS Holdings, LLC. In accordance with ASC 810-10 and related amendment, due to the managerial control of American Water Solutions, LLC, AWMS Holdings, LLC is a VIE, and the financial statements of AWMS Holdings, LLC and subsidiaries are included in Avalon’s consolidated financial statements. ASC 810-10 requires noncontrolling interests to be reported as a separate component of equity. The amount of net loss attributable to the noncontrolling interest is recorded in “net loss attributable to noncontrolling interest” in our Consolidated Statements of Operations. During the years ended December 31, 2022 and 2021, net loss attributable to the noncontrolling interest in AWMS Holdings, LLC was approximately $0.1 million and $0.2 million, respectively.

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

In 2021, Avalon made a capital contribution totaling $359,000, which included cash and certain equipment, in exchange for membership units of Avalon Med Spa, LLC. Through a private placement offering for the purchase of membership units, Avalon Med Spa, LLC raised $358,000 from accredited investors in August 2021. In March 2022, Avalon and accredited investors made additional capital contributions of $143,000 and $142,000, respectively. An outside director of Avalon, who qualified as an accredited investor, invested less than 10% of the total investment in Avalon Med Spa, LLC. Avalon is the majority owner of Avalon Med Spa, LLC owning 50.1% of the company at both December 31, 2022 and 2021, respectively.

In accordance with ASC 810-10 and related amendment, Avalon Med Spa, LLC is a VIE, and the financial statements of Avalon Med Spa, LLC are included in Avalon’s consolidated financial statements. ASC 810-10 requires noncontrolling interests to be reported as a separate component of equity. The amount of net loss attributable to the noncontrolling interest is recorded in “net loss attributable to noncontrolling interest” in our Consolidated Statements of Operations. During the years ended December 31, 2022 and 2021, net loss attributable to the noncontrolling interest in Avalon Med Spa, LLC was approximately $0.3 million and $0.1 million, respectively.

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

Avalon Holdings Corporation and Subsidiaries

On April 5, 2019, Avalon filed with the Oil and Gas Commission a motion to vacate its prior decisions in this matter. The Oil and Gas Commission scheduled a hearing on this motion for August 13, 2019. Before the hearing began, and in response to the Division’s motion to dismiss the Company’s motion to vacate, the Commission dismissed the matter. The Company appealed that decision to the Franklin County Court of Common Pleas. In April 2020, the Division’s motion to dismiss and the Company’s opposition were reviewed by the Court. Following the restart orders received on May 24, 2021, and discussed below, the Court dismissed the complaint.

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

On March 18, 2019, Avalon received notice that the 11th Appellate District Court in Trumbull County, Ohio issued summary judgment in favor of the Ohio Department of Natural Resources in the writ of mandamus action that resulted from the suspension order of the Company’s salt water injection well. The decision was appealed to the Supreme Court of Ohio on April 5, 2019. Oral arguments in the case occurred on April 7, 2020. On September 23, 2020, the Supreme Court of Ohio ruled in favor of the Company. The Supreme Court of Ohio reversed the decision of the 11th Appellate District Court and remanded the case back to that court for a trial on the merits. The trial occurred in September and October 2021. On December 19, 2022, the 11th Appellate District Court denied the Company’s writ of mandamus action. The Court determined that the Company failed to establish a cognizable property interest that would necessitate a just compensation/takings analysis and accordingly denied the Company’s petition for writ of mandamus. The decision was appealed to the Supreme Court of Ohio on January 30, 2023. Briefing to the Supreme Court of Ohio is underway.

On May 24, 2021, the Company received Chief’s Orders from the Division vacating the September 3, 2014 suspension orders for AWMS #2 and setting conditions for restart of that well. Among these conditions was a limit placed on the seismicity within three miles of the well. Under the Order, if a seismic event with a magnitude 2.1 or above occurs, the well must cease operations for an indefinite period of time until concurrence for subsequent restart is received from the Division. The Company appealed the May 2021 Chief’s Order to the Ohio Oil and Gas Commission, seeking reasonable operating conditions that will allow the facility to operate profitably while protecting human health and property. A hearing in this matter occurred in February 2022. On September 30, 2022, the Oil and Gas Commission rendered their decision for the Division in this matter, once again deferring to the Division in their decision. The Company appealed the decision to the Franklin County Ohio Court of Common Pleas on August 9, 2022. The briefings in this matter are complete and the Company is awaiting a decision.

Avalon Holdings Corporation and Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Avalon Holdings Corporation

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Avalon Holdings Corporation (an Ohio corporation) and subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2022, and the related notes and financial statement schedule included under Item 15(a) (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

Critical audit matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgements.  We determined that there are no critical audit matters.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2019.

Cleveland, Ohio

March 23, 2023

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

With our participation, an evaluation of the effectiveness of our internal control over financial reporting was conducted as of December 31, 2022, based upon the framework and criteria established in Internal Control – Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022.

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

/s/ Ronald E. Klingle	/s/ Bryan P. Saksa
Chief Executive Officer	Chief Financial Officer

March 23, 2023

Avalon Holdings Corporation and Subsidiaries

Company Location Directory

Corporate Office	Golf and Related Operations

Avalon Holdings Corporation	Avalon Resorts and Clubs, Inc.	Havana Cigar Shop, Inc.
One American Way	One American Way	1030 Forker Blvd.
Warren, Ohio 44484-5555	Warren, Ohio 44484-5555	Hermitage, Pennsylvania 16148-1566
(330) 856-8800	(330)856-8898	(330)856-8898

Waste Management	Avalon Clubs, Inc.	Avalon Travel, Inc.
Services	One American Way	One American Way
	Warren, Ohio 44484-5555	Warren, Ohio 44484-5555
American Waste Management	(330)856-8898	(330)856-8898
Services, Inc.
One American Way	Avalon Resorts, Inc.	Avalon Mahoning Sports Center, Inc.
Warren, Ohio 44484-5555	One American Way	1223 W Western Reserve Road
(330) 856-8800	Warren, Ohio 44484-5555	Youngstown, Ohio 44514-3545
	(330)856-8898	(330) 758-7400
American Landfill Management, Inc.	Avalon Golf and Country Club	Avalon Cigar Shop, Inc.
One American Way	One American Way	9519 East Market Street
Warren, Ohio 44484-5555	Warren, Ohio 44484-5555	Warren, Ohio 44484-5555
(330) 856-8800	(330) 856-8898	(330) 856-1900

American Construction Supply, Inc.	Avalon Lakes Golf Course	Avalon Med Spa LLC
One American Way	One American Way	One American Way
Warren, Ohio 44484-5555	Warren, Ohio 44484-5555	Warren, Ohio 44484-5555
(330) 856-8800	(330) 856-8898	(330) 856-8898

American Water Solutions,	Squaw Creek Golf Course	Avalon Field Club at New Castle
LLCOne American Way	761 Youngstown-Kingsville Road	511 Country Club Drive
Warren, Ohio 44484-5555	Vienna, Ohio 44473	New Castle, Pennsylvania 16105-0338
(330) 856-8800	(330) 539-5103	(724) 654-1341

AWMS Holdings, LLC	Avalon Country Club at Sharon, Inc.
One American Way	1030 Forker Blvd.
Warren, Ohio 44484-5555	Hermitage, Pennsylvania 16148-1566
(330) 856-8800	(724) 981-6700

AWMS Rt. 169, LLC	The Avalon Resort and Spa LLC
One American Way	9519 East Market Street
Warren, Ohio 44484-5555	Warren, Ohio 44484-5555
(330) 856-8800	(330) 856-1900

Avalon Holdings Corporation and Subsidiaries

Directors and Officers

Directors	Officers

Ronald E. Klingle	Ronald E. Klingle
Chairman of the Board and	Chairman of the Board and Chief Executive Officer
Chief Executive Officer
Executive Committee (Chairman)	Bryan P. Saksa
Compensation Committee	Chief Financial Officer, Treasurer and
Secretary
Bryan P. Saksa
Chief Financial Officer, Treasurer	Frances R. Klingle
and Secretary	Chief Administrative Officer
Compensation Committee (Chairman)
Clifford P. Davis
Christine M. Bell	Chief Technology Officer
President, Avalon Golf and Country Club, Inc.
Stefanie Villella
Kurtis D. Gramley	Controller
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
Audit Committee
Executive Committee
Option Plan Committee

Avalon Holdings Corporation and Subsidiaries

Shareholder

Information

Common stock information

Avalon’s Class A Common Stock is listed on the NYSE Amex (symbol: AWX).  Quarterly stock information for 2022 and 2021 as reported by The Wall Street Journal is as follows:

2022:
Quarter Ended	High	Low	Close
March 31	$3.92	$2.99	$3.28
June 30	3.66	2.58	2.60
September 30	4.40	2.53	2.65
December 31	3.28	2.52	2.75

2021:
Quarter Ended	High	Low	Close
March 31	$5.25	$2.42	$3.67
June 30	6.07	3.32	4.69
September 30	5.66	3.82	3.89
December 31	4.59	3.33	3.61

No dividends were paid during 2022 or 2021.

There are 284 Class A and 9 Class B Common Stock shareholders of record as of the close of business March 13, 2023.  The number of holders is based upon the actual holders registered on the records of Avalon’s transfer agent and registrar and does not include holders of shares in “street names” or persons, partnerships, associations, corporations or other entities identified in security position listings maintained by depository trust companies.

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