Form 10-K, Exhibit 13
period 2023-12-31
AVALON HOLDINGS CORP
filed 2024-03-21
CIK 1061069

Exhibit 13.1

F i n a n c i a l  H i g h l i g h t s

(in thousands, except for per share amounts)

For the year	2023	2022

Net operating revenues	$80,515	$81,180
Loss before income taxes	(1,987)	(886)
Net loss attributable to
Avalon Holdings Corporation common shareholders	(1,775)	(583)
Net loss per share attributable to
Avalon Holdings Corporation common shareholders	(0.46)	(0.15)

At year-end	2023	2022

Working capital deficit	$(3,864)	$(2,768)
Total assets	87,965	89,750
Avalon Holdings Corporation Shareholders' Equity	36,716	38,490

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

C o n t e n t s

Financial Highlights	1

Management’s Discussion and Analysis of Financial Condition and Results of Operations	2

Consolidated Balance Sheets	16

Consolidated Statements of Operations	17

Consolidated Statements of Cash Flows	18

Consolidated Statements of Shareholders’ Equity	19

Notes to Consolidated Financial Statements	20

Report of Independent Registered Public Accounting Firm (PCAOB ID Number 248)	41

Management’s Annual Report on Internal Controls over Financial Reporting	42

Company Location Directory	43

Directors and Officers	44

Shareholder Information	45

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

Liquidity and Capital Resources

For the year ended December 31, 2023, Avalon utilized existing cash and cash provided by operations and the line of credit to meet operating needs, fund capital expenditures and make required monthly payments on our term loan facility. Cash in our project fund account and borrowings under our line of credit were also utilized to fund capital expenditures which included the continued renovation of The Grand Resort and the Avalon Field Club at New Castle as further described below.

2022 Term Loan Agreement

On August 5, 2022, Avalon and certain direct and indirect wholly owned subsidiaries entered into a loan and security agreement (the “2022 Term Loan Agreement”) with Laurel Capital Corporation which provided for a $31.0 million term loan. At closing, $20.2 million of the proceeds were used to pay off and refinance amounts outstanding and associated interest under our 2019 Term Loan Agreement with Laurel Capital Corporation and $0.4 million of the proceeds were utilized to pay transaction costs. The remaining proceeds of approximately $10.4 million were deposited into a project fund account for which those proceeds are to fund future costs of renovating and expanding both The Grand Resort and the Avalon Field Club at New Castle. At December 31, 2023 and 2022 the balance of “Restricted Cash” is $10.3 million and $10.4 million, respectively, and presented in the Consolidated Balance Sheets. The monies are earning nominal interest. The 2019 Term Loan Agreement was terminated in conjunction with the 2022 Term Loan Agreement.

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

Avalon Holdings Corporation and Subsidiaries

Borrowings under the 2022 Term Loan Agreement are secured by certain real property and related business assets as defined in the agreement. The 2022 Term Loan Agreement contains a Fixed Charge Coverage Ratio requirement of at least 1.20 tested on an annual basis on December 31 of each year, commencing December 31, 2023. The 2022 Term Loan also contains other nonfinancial covenants, customary representations, warranties and events of default. Avalon was in compliance with the 2022 Term Loan Agreement covenants at December 31, 2023.

Line of Credit Agreement

On May 31, 2018, Avalon entered into a business loan agreement with Premier Bank, (the “Line of Credit Agreement”) which provides for a line of credit of up to $5.0 million. On September 18, 2023, the Company amended the Line of Credit Agreement to extend the maturity date to July 31, 2025. Under the Line of Credit Agreement, borrowings in excess of $1.0 million are subject to a borrowing base which is calculated based off a specific level of eligible accounts receivable of the waste management business as defined in the agreement.

At December 31, 2023, approximately $3.2 million was outstanding under the Line of Credit Agreement. At December 31, 2022, approximately $1.6 million was outstanding under the Line of Credit Agreement. At December 31, 2023 and 2022, approximately $1.8 million and $3.4 million, respectively, were available under the Line of Credit Agreement. Outstanding borrowings under the Line of Credit Agreement bear interest at Prime Rate plus .25%. At December 31, 2023, the interest rate on the Line of Credit Agreement was 8.75%.

Borrowings under the Line of Credit Agreement are secured by certain business assets of the Company including accounts receivable, inventory and equipment. The Line of Credit Agreement contains a Fixed Charge Coverage Ratio requirement of at least 1.20 tested on an annual basis on December 31 of each year. The Line of Credit Agreement also contains other nonfinancial covenants, customary representations, warranties and events of default. Avalon was in compliance with the Line of Credit Agreements covenants at December 31, 2023 and 2022.

During the years ended December 31, 2023 and 2022, the weighted average interest rate on all outstanding borrowings was 6.17% and 5.50%, respectively.

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

Capital Expenditures

In 2023, Avalon incurred and paid to vendors capital expenditures in the amount of $3.9 million. In 2022, Avalon incurred capital expenditures of $6.6 million of which $6.4 million of such expenditures was paid to vendors during the year. For both the years ended December 31, 2023 and 2022, expenditures primarily related to the continued renovation of The Grand Resort and the Avalon Field Club at New Castle.

In 2023 and 2022, The Grand Resort was in operation but certain existing hotel rooms were in the process of being renovated. In addition, in 2023, the renovation of the Avalon Field Club at New Castle was substantially complete. Avalon’s aggregate capital expenditures in 2024 are expected to be in the range of $3.0 million to $4.0 million. Capital expenditures principally relate to hotel room expansion and continued room renovations at The Grand Resort, building improvements and equipment purchases. Such capital expenditures are expected to be funded with cash from our project fund account, proceeds from our line of credit and cash generated from operations.

Avalon Holdings Corporation and Subsidiaries

Working Capital

At December 31, 2023 and 2022, there was a working capital deficit of approximately $3.9 million and $2.8 million, respectively. Working capital was negatively impacted by a decrease in accounts receivable along with increases in accrued payroll and other compensation.

Accounts receivable decreased to $9.5 million at December 31, 2023 compared with $11.1 million at December 31, 2022. Accounts receivable related to our waste management services segment decreased approximately $1.8 million at December 31, 2023 compared with December 31, 2022 as a result of a decrease in net operating revenues in the fourth quarter of 2023 compared with the fourth quarter of 2022 and the timing of receipt on those associated receivables. Accounts receivable related to the golf and related operations segment increased approximately $0.2 million at December 31, 2023 compared to December 31, 2022 due to an increase in membership dues and the associated timing of annual membership renewals.

Inventory was approximately $1.7 million at December 31, 2023 compared to $1.5 million at December 31, 2022. Food and beverage inventory quantities slightly increased along with an increase in product costs.

Accounts payable was approximately $9.7 million at December 31, 2023 compared to $11.0 million at December 31, 2022. The decrease in accounts payable between periods was primarily related to our waste management segment as a decrease in business resulted in a decrease in amounts due to disposal facilities and transportation carriers in the fourth quarter of 2023 compared to the fourth quarter of 2022.

Deferred revenue relating to membership dues was approximately $3.4 million at December 31, 2023 compared to $3.6 million at December 31, 2022. The slight decrease was primarily due to timing of membership renewals and the associated dues collected prior to year-end. The number of members at December 31, 2023 was 4,952 compared to 4,983 at December 31, 2022.

Accrued payroll and other compensation was approximately $1.3 million at December 31, 2023 compared to $1.0 million at December 31, 2022. The increase is primarily due to the associated timing of payment of certain employee incentives earned.

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

Performance in 2023 compared with 2022

Overall Performance

Net operating revenues decreased to $80.5 million in 2023 compared with $81.2 million in 2022. Net operating revenues of the waste management services segment were approximately $44.6 million in 2023 compared to $49.8 million in 2022. The decrease in net operating revenues of the waste management services segment was a result of a marginal increase in continuous work but a significant decrease in event work projects in 2023 compared to 2022. Net operating revenues of the golf and related operations segment were approximately $35.9 million in 2023 compared to $31.4 million in 2022. The increase in net operating revenues of the golf and related operations was a result of an increase in business and higher selling prices related to both The Grand Resort and the country clubs during 2023 compared to 2022.

Total cost of operations related to the waste management services segment increased to $35.6 million in 2023 compared with $40.4 million in 2022. The decrease in the cost of operations between years for the waste management services segment is primarily due to a decrease in net operating revenues as these costs vary directly with the associated revenues.

Avalon Holdings Corporation and Subsidiaries

Total cost of operations related to the golf and related operations segment increased to $31.1 million in 2023 compared to $26.8 million in 2022. The increase between years was primarily due to higher product costs and employee related costs associated with an increase in business operations and wage increases during the year.

Depreciation and amortization expense was approximately $3.8 million in 2023 compared to $3.5 million in 2022. The increase is due to a higher depreciable asset base primarily related to the renovation of the Avalon Field Club at New Castle and The Grand Resort.

Consolidated selling, general and administrative expenses were approximately $10.2 million in 2023 compared to $10.1 million in 2022. The increase was primarily attributable to higher employee related costs during the year.

Interest expense was approximately $2.1 million in 2023 compared to $1.5 million in 2022. During 2023, the increase in interest expense was due to higher average debt outstanding and the increased weighted average interest rate on the associated borrowings. The weighted average debt outstanding during 2023 was approximately $32.9 million compared to $26.7 million in 2022. During the years ended December 31, 2023 and 2022, the weighted average interest rate on outstanding borrowings was 6.17% and 5.50%, respectively.

Net loss attributable to Avalon Holdings Corporation common shareholders was $1.8 million, or $0.46 per share, in 2023 compared with a net loss attributable to Avalon Holdings Corporation common shareholders of $0.6 million, or $0.15 per share, in 2022.

Segment Performance

Segment performance should be read in conjunction with Note 15 to the Consolidated Financial Statements.

Waste Management Services Segment

The net operating revenues of the waste management services segment decreased to $44.6 million in 2023 compared with $49.8 million in 2022. The waste management services segment includes waste disposal brokerage and management services, captive landfill management operations and salt water injection well operations.

The net operating revenues of the waste disposal brokerage and management services business were approximately $41.6 million in 2023 compared to $47.2 million in 2022. Event work net operating revenues related to multiple projects decreased by approximately $6.3 million during 2023 when compared to 2022. Event work is defined as bid projects under contract that occurs on a one-time basis over a short period of time. Such work can fluctuate significantly from year to year. Event work net operating revenues were approximately 16.2 million in 2023 compared with $22.5 million in 2022. In addition, continuous work of the waste disposal brokerage business increased approximately $0.7 million between years as a result of increased work from multiple customers. Net operating revenues related to continuous work were approximately $25.4 million in 2023 compared with $24.7 million in 2022.

The net operating revenues of the captive landfill management operations were approximately $3.0 million in 2023 compared to $2.6 million in 2022. The net operating revenues of the captive landfill operations are almost entirely dependent upon the volume of waste generated by the owner of the landfill for whom Avalon manages the facility.

Costs of operations related to the waste management services segment decreased to $35.6 million in 2023 compared with $40.4 million in 2022. The decrease in the costs of operations between years for the waste management services segment is primarily due to a decrease in net operating revenues of event work. The overall gross margin percentage of the waste brokerage and management services business was approximately 20% in 2023 compared to 19% in 2022. The higher gross margin percentage during 2023 was attributable to higher gross profit generated from event work during the year.

Avalon Holdings Corporation and Subsidiaries

Income before income taxes for the waste management services segment was approximately $4.0 million in 2023 compared to $4.4 million in 2022. Income before income taxes of the waste brokerage and management services business was approximately $3.7 million in both 2023 compared to $4.3 million in 2022. The decreased income before income taxes is a result of a decrease in event work net operating revenues compared to 2022. Income before income taxes of the captive landfill operations were approximately $0.4 million in 2023 compared to $0.1 million in 2022. The increase in income before income taxes between years was due to higher disposal revenue compared to 2022. For both 2023 and 2022, the salt water injection wells incurred a loss before income taxes of approximately $0.1 million primarily due to legal and professional costs incurred relating to Avalon’s appeal and mandamus processes.

Golf and Related Operations Segment

Net operating revenues of the golf and related operations segment were approximately $35.9 million in 2023 compared to $31.4 million in 2022. Avalon’s golf and related operations segment consists of the operation and management of four golf courses and related country clubs which provide dining and banquet facilities, a hotel which provides lodging, dining, banquet and conference facilities and other resort related amenities and a multipurpose recreation center.

Food, beverage and merchandise sales increased to approximately $13.5 million in 2023 compared to $12.1 million in 2022. Food, beverage and merchandise sales increased between years as a result of an increase in business activity and sales pricing at both The Grand Resort and the country clubs.

Other net operating revenues related to the golf and related operations were approximately $22.4 million in 2023 compared to $19.3 million in 2022. Membership dues revenue was approximately $7.3 million in 2023 compared to $7.1 million in 2022. The increase in membership dues revenue was attributable to an increase in membership dues rates during 2023. Net operating revenues related to room rental was approximately $6.4 million in 2023 compared to $5.5 million in 2022. The increase in room revenue was a result of both higher occupancy and an increase in average room rates when compared to the prior year. Other revenues consisting of athletic, fitness, salon and spa related activities were approximately $5.4 million in 2023 compared to $3.8 million in 2022. The increase between years was primarily due to an increase in salon and spa revenue of $1.2 million between years. Greens fees and associated cart rentals were approximately $3.3 million in 2023 compared to $2.9 million in 2022. The increase was due to both an increase in rounds played during the year and an increase in cart rental rates. Due to adverse weather conditions, net operating revenues relating to the golf courses, which are located in northeast Ohio and western Pennsylvania, were minimal during the first three months of 2023 and 2022.

Total cost of operations for the golf and related operations segment were $31.1 million in 2023 compared with $26.8 million in 2022. Cost of food, beverage and merchandise was approximately $6.3 million in 2023 compared to $5.5 million in 2022. The increase in total food, beverage and merchandise costs between years was attributable to both higher revenues from increased business operations and higher product costs. The cost of food, beverage and merchandise sales was approximately 47% of associated revenue in 2023 compared to 45% in 2022. Golf and related operations operating costs increased to approximately $24.8 million in 2023 compared with $21.3 million in 2022. The increase in operating costs between years was directly attributable to both an increase in the level of business operations and higher employee related costs in 2023 compared to 2022. In addition, various operating costs including utilities, fuel, laundry and golf course fertilizer increased between years.

The golf and related operations recorded a loss before income taxes of $0.2 million in 2023 compared with income before income taxes of $0.2 million in 2022. The change between years was primarily a result of higher employee related costs due to higher employee wages paid per hour in 2023 compared to 2022 along with increases in various operating costs including utilities, fuel, laundry and golf course fertilizer.

Avalon Holdings Corporation and Subsidiaries

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

General Corporate Expenses

General corporate expenses were $3.8 million in 2023 compared to 4.0 million in 2022. The decrease was mainly attributable to lower legal and professional fees.

Interest Expense

Interest expense was approximately $2.1 million in 2023 compared to $1.5 million in 2022. During 2023, the increase in interest expense was due to both the higher average debt outstanding and the increased weighted average interest rate on the associated borrowings. The weighted average debt outstanding during 2023 was approximately $32.9 million compared to $26.7 million in 2022. During the years ended December 31, 2023 and 2022, the weighted average interest rate on outstanding borrowings was 6.17% and 5.50%, respectively.

Net Loss

Net loss attributable to Avalon Holdings Corporation common shareholders was $1.8 million in 2023 compared to net loss attributable to Avalon Holdings Corporation common shareholders of $0.6 million in 2022. Avalon recorded a state income tax provision in both 2023 and 2022, which was related entirely to the waste management and brokerage operations. Due to the recording of a full valuation allowance against the Company’s federal net deferred tax assets, the overall effective tax rate in both years reflects taxes owed in certain U.S state jurisdictions. Avalon’s income tax provision (benefit) on the loss before taxes was offset by a change in the valuation allowance. A valuation allowance is provided when it is more likely than not that deferred tax assets relating to certain federal and state loss carryforwards will not be realized. Avalon continues to maintain a valuation allowance against the majority of its deferred tax amounts until it is evident that the deferred tax asset will be utilized in the future.

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

The waste brokerage and management division employs individuals with unique capabilities and knowledge in the handling, disposal and transportation of both hazardous and non-hazardous waste. In addition, the majority of the senior management and sales representatives have been employed by Avalon for many years and are approaching retirement age. Over the years, the waste brokerage and management division has had difficulty finding qualified individuals with the required expertise in specific geographic areas. Our inability to replace these individuals upon retirement, with the required expertise could have a negative impact on the profitability of the waste brokerage and management division.

Avalon Holdings Corporation and Subsidiaries

Changes in commodity and other operating costs could adversely affect our results of operations

The profitability of our golf and related operations segment depends on our ability to anticipate and react to changes in commodity costs, including food, supplies, fuel, utilities and other operating costs, including labor. We continuously monitor supply and cost trends of these commodities. During 2023, we experienced higher commodity costs compared to the prior year period. These increases are primarily driven by overall market demand and inflationary pressures. Volatility in certain commodity prices and fluctuations in labor costs have adversely affected, and in the future, could adversely affect Avalon’s operating results. We anticipate commodity costs to continue to remain elevated into 2024. An increase in commodity costs could have an adverse impact on our profitability.

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

Avalon Holdings Corporation and Subsidiaries

The saltwater disposal wells are currently not operational. Assuming operations resume in the future, there is a risk during the operation of an environmental event causing contamination to the water tables in the surrounding area, or seismic events. The occurrence of a spill or contamination at a disposal well site could result in remedial expenses and/or result in the operations at the well site being suspended and/or terminated by the Ohio EPA or the ODNR. Incurring remedial expenses and /or a suspension or termination of Avalon’s right to operate one or more saltwater disposal wells at the well site could have an adverse effect on Avalon’s financial results.

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

On March 18, 2019, Avalon received notice that the 11th Appellate District Court in Trumbull County, Ohio issued summary judgment in favor of the Ohio Department of Natural Resources in the writ of mandamus action that resulted from the suspension order of the Company’s salt water injection well. The decision was appealed to the Supreme Court of Ohio on April 5, 2019. Oral arguments in the case occurred on April 7, 2020. On September 23, 2020, the Supreme Court of Ohio ruled in favor of the Company. The Supreme Court of Ohio reversed the decision of the 11th Appellate District Court and remanded the case back to that court for a trial on the merits. The trial occurred in September and October 2021. On December 19, 2022, the 11th Appellate District Court denied the Company’s writ of mandamus action. The Court determined that the Company failed to establish a cognizable property interest that would necessitate a just compensation/takings analysis and accordingly denied the Company’s petition for writ of mandamus. The decision was appealed to the Supreme Court of Ohio on January 30, 2023 and on January 24, 2024 the Supreme Court of Ohio ruled in a unanimous decision to overturn the Court of Appeal’s decision. The Supreme Court of Ohio remanded to the Court again for a decision on the mandamus complaint as to whether the Company suffered a total or partial taking.

On May 24, 2021, the Company received Chief’s Orders from the Division vacating the September 3, 2014 suspension orders for AWMS #2 and setting conditions for restart of that well. Among these conditions was a limit placed on the seismicity within three miles of the well. Under the Order, if a seismic event with a magnitude 2.1 or above occurs, the well must cease operations for an indefinite period of time until concurrence for subsequent restart is received from the Division. The Company appealed the May 2021 Chief’s Order to the Ohio Oil and Gas Commission, seeking reasonable operating conditions that will allow the facility to operate profitably while protecting human health and property. A hearing in this matter occurred in February 2022. On June 30, 2022, the Oil and Gas Commission rendered their decision for the Division in this matter, once again deferring to the Division in their decision. The Company appealed the decision to the Franklin County Ohio Court of Common Pleas on August 3, 2022. The company awaits a decision by the Court.

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

Inflation Impact

The Federal Reserve continues to pursue efforts to lower inflation by raising interest rates. The Federal Reserve increased its key interest rate four times in 2023 and seven times in 2022 as consumer goods prices continued to rise throughout the year. Our operations are substantially affected by economic conditions, including inflation, which can impact consumer disposable income levels and spending habits. Although Avalon has not entered into any long-term fixed price contracts that could have a material adverse impact upon its financial performance in periods of inflation, adverse economic conditions could pressure Avalon’s business and operating performance and financial results may suffer. In general, management believes that rising costs resulting from inflation could be passed on to customers; however, Avalon may need to absorb all or a portion of these cost increases depending upon competitive conditions at the time.

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

Avalon Holdings Corporation and Subsidiaries

Avalon recognizes deferred tax assets and liabilities based on differences between financial statement carrying amounts and the tax bases of assets and liabilities. Avalon also records tax benefits when it believes that it is more likely than not that the benefit will be sustained by the tax authority. Avalon regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance based upon historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences to reduce its deferred assets to the amount that it believes is more likely than not to be realized. Avalon has considered future taxable income in assessing the need for the valuation allowance. The $2.0 million of deferred tax liabilities will reverse in the same period and jurisdiction and is of the same character as the temporary differences giving rise to the $2.0 million of deferred tax assets. Avalon has not provided a valuation allowance on the amount of deferred tax assets that it estimates will be utilized. Should Avalon ascertain in the future that it is more likely than not that deferred tax assets will be realized in excess of the net deferred tax assets, all or a portion of the $3.0 million valuation allowance as of December 31, 2023, would be reversed as a benefit to the provision for income taxes in the period such determination was made.

Avalon Holdings Corporation and Subsidiaries

C o n s o l i d a t e d  B a l a n c e  S h e e t s

(in thousands, except for share data)

	December 31,
	2023	2022
Assets
Current Assets:
Cash and cash equivalents	$1,187	$1,624
Accounts receivable, less allowance for credit losses of $260 at December 31, 2023 and December 31, 2022, respectively	9,499	11,127
Unbilled membership dues receivable	567	599
Inventories	1,662	1,461
Prepaid expenses	1,116	1,172
Other current assets	14	105
Total current assets	14,045	16,088

Property and equipment, net	56,630	56,805
Property and equipment under finance leases, net	5,711	5,001
Operating lease right-of-use assets	1,270	1,386
Restricted cash	10,265	10,426
Noncurrent deferred tax asset	8	8
Other assets, net	36	36
Total assets	$87,965	$89,750

Liabilities and Equity
Current liabilities:
Current portion of long-term debt	$538	$503
Current portion of obligations under finance leases	198	115
Current portion of obligations under operating leases	432	424
Accounts payable	9,657	10,995
Accrued payroll and other compensation	1,277	989
Accrued taxes	539	643
Deferred membership dues revenue	3,443	3,643
Other liabilities and accrued expenses	1,825	1,544
Total current liabilities	17,909	18,856

Long-term debt, net of current portion	29,220	29,758
Line of credit	3,200	1,550
Obligations under finance leases, net of current portion	598	381
Obligations under operating leases, net of current portion	838	962
Asset retirement obligation	100	100
Commitments and contingencies (Note 17)

Equity:
Avalon Holdings Corporation Shareholders' Equity:
Class A Common Stock, $.01 par value, one vote per share: authorized 10,500,000 shares; issued and outstanding 3,287,647 shares at December 31, 2023 and 2022	33	33
Class B Common Stock, $.01 par value, ten votes per share: authorized 1,000,000 shares; issued and outstanding 611,784 shares at December 31, 2023 and 2022	6	6
Paid-in capital	59,206	59,205
Accumulated deficit	(22,529)	(20,754)
Total Avalon Holdings Corporation Shareholders' Equity	36,716	38,490
Non-controlling interest in subsidiaries	(616)	(347)
Total equity	36,100	38,143
Total liabilities and equity	$87,965	$89,750

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

C o n s o l i d a t e d  S t a t e m e n t s  o f  O p e r a t i o n s

(in thousands, except for per share amounts)

	Year Ended December 31,
	2023	2022

Net operating revenues:
Waste management services	$44,611	$49,763

Food, beverage and merchandise sales	13,491	12,137
Other golf and related operations	22,413	19,280
Total golf and related operations	35,904	31,417
Total net operating revenues	80,515	81,180

Costs and expenses:
Waste management services operating costs	35,642	40,380
Cost of food, beverage and merchandise	6,318	5,500
Golf and related operations operating costs	24,775	21,337
Depreciation and amortization expense	3,826	3,483
Selling, general and administrative expenses	10,227	10,133
Operating (loss) income	(273)	347

Other income (expense):
Interest expense	(2,098)	(1,464)
Other income, net	384	231
Loss before income taxes	(1,987)	(886)

Provision for income taxes	57	94
Net loss	(2,044)	(980)

Less net loss attributable to non-controlling interest in subsidiaries	(269)	(397)
Net loss attributable to Avalon Holdings Corporation common shareholders	$(1,775)	$(583)

Loss per share attributable to Avalon Holdings Corporation common shareholders:
Basic net loss per share	$(0.46)	$(0.15)

Weighted average shares outstanding - basic	3,899	3,899

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

C o n s o l i d a t e d  S t a t e m e n t s  o f  C a s h  F l o w s

(in thousands)

	Year Ended December 31,
	2023	2022

Cash flows from operating activities:
Net loss	$(2,044)	$(980)
Reconciliation of net loss to cash provided by operating activities:
Depreciation and amortization expense	3,826	3,483
Amortization of debt issuance costs	60	50
Compensation costs - stock options	1	4
Provision for losses on accounts receivable	56	32
Change in operating assets and liabilities:
Accounts receivable	1,572	(1,226)
Unbilled membership dues receivable	32	(21)
Inventories	(201)	(356)
Prepaid expenses	56	(176)
Other assets, net	91	-
Accounts payable	(1,359)	663
Accrued payroll and other compensation	288	192
Accrued taxes	(104)	35
Deferred membership dues revenue	(200)	280
Other liabilities and accrued expenses	281	279
Net cash provided by operating activities	2,355	2,259

Cash flows from investing activities:
Capital expenditures	(3,897)	(6,393)
Net cash used in investing activities	(3,897)	(6,393)

Cash flows from financing activities:
Proceeds under New Term Loam facility	-	31,000
Principal payments on term loan facilities	(563)	(21,014)
Principal payments on finance lease obligations	(143)	(167)
Borrowinings under line of credit facility	1,650	1,550
Payments of debt issuance costs	-	(277)
Proceeds from subsidiary private placement offering	-	142
Net cash provided by financing activities	944	11,234

Increase (decrease) in cash, cash equivalents and restricted cash	(598)	7,100
Cash, cash equivalents and restricted cash at beginning of year	12,050	4,950
Cash, cash equivalents and restricted cash at end of year	$11,452	$12,050

Supplemental disclosure of cash flow information:

Significant non-cash operating and investing activities:
Capital expenditures included in accounts payable	$21	$168
Significant non-cash investing and financing activities:
Operating lease right-of-use assets in exchange for lease obligations	$323	$427
Finance lease obligations incurred	$443	$-

Cash paid during the year for interest	$2,009	$1,313
Cash paid during the year for income taxes	$162	$58

For supplemental cash flow information regarding income taxes, see Note 10.

See accompanying notes to consolidated financial statements

Avalon Holdings Corporation and Subsidiaries

C o n s o l i d a t e d  S t a t e m e n t s  o f  S h a r e h o l d e r s ’  E q u i t y

(in thousands, except for share data)

	For the Years Ended December 31, 2023 and 2022

							Total
	Common Stock						Avalon	Non-controlling
	Shares		Amount		Paid-in	Accumulated	Shareholders'	Interest in
	Class A	Class B	Class A	Class B	Capital	Deficit	Equity	Subsidiary	Total

Balance at January 1, 2022	3,287,647	611,784	$33	$6	$59,201	$(20,171)	$39,069	$(92)	$38,977

Stock options - compensation costs	-	-	-	-	4	-	4	-	4

Investment in subsidiary from accredited investors	-	-	-	-	-	-	-	142	142

Net loss	-	-	-	-	-	(583)	(583)	(397)	(980)

	3,287,647	611,784	33	6	59,205	(20,754)	38,490	(347)	38,143

Stock options - compensation costs	-	-	-	-	1	-	1	-	1

Net loss	-	-	-	-	-	(1,775)	(1,775)	(269)	(2,044)

Balance at December 31, 2023	3,287,647	611,784	$33	$6	$59,206	$(22,529)	$36,716	$(616)	$36,100

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

Reclassifications

Accrued income taxes on the consolidated balance sheets and consolidated statement of cash flows for 2022 have been reclassified to conform to the presentation for 2023. Such reclassifications had no effect on changes in operations.

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

Restricted Cash

Cash and cash equivalents that are restricted as to withdrawal or use under the terms of certain contractual agreements are recorded in restricted cash on the Consolidated Balance Sheets. Restricted cash of $10.3 million and $10.4 million at December 31, 2023 and 2022, respectively, consists of loan proceeds deposited into a project fund account to fund costs associated with the renovation and expansion of The Grand Resort and the Avalon Field Club at New Castle in accordance with the provisions of the loan and security agreement (See Notes 4 and 9).

Avalon Holdings Corporation and Subsidiaries

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost of inventories is determined by the average cost method. If necessary, a provision for potentially obsolete or slow-moving inventory is made based on management’s analysis of inventory levels and future sales forecasts.

Financial Instruments

The Company follows the guidance included in the Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, for its financial assets and liabilities. The fair value of financial instruments consisting of cash, cash equivalents, restricted cash, accounts receivable, and accounts payable at December 31, 2023 and 2022 approximates carrying value due to the relative short maturity of these financial instruments.

The fair value of the Company’s term loan approximates carrying value at December 31, 2023 and 2022, as neither the Company’s credit rating nor credit conditions have changed substantially since the debt was refinanced.

Property and Equipment

Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful life of the asset which varies from 10 to 30 years for land improvements; 5 to 50 years in the case of buildings and improvements; and from 3 to 10 years for machinery and equipment, vehicles and office furniture and equipment. Leasehold improvements are included in building improvements and amortized on a straight-line basis over the shorter of their estimated useful lives or the term of the lease (See Note 6).

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

In accordance with ASC 810-10, both AWMS Holdings, LLC and Avalon Med Spa, LLC are VIEs, and their financial statements are included in Avalon’s consolidated financial statements. ASC 810-10 requires non-controlling interests to be reported as a separate component of equity. The amount of net loss attributable to the non-controlling interest is recorded in “net loss attributable to non-controlling interest in subsidiaries” in our Consolidated Statements of Operations (See Note 16).

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

Asset Retirement Obligation

Avalon recorded an estimated asset retirement obligation of $0.1 million at December 31, 2023 and 2022, respectively, to plug and abandon the two salt water injection wells based upon an estimate from an experienced and qualified third party.

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

Avalon reviewed the carrying value of its long-lived assets in accordance with FASB ASC 360-10-35, Property, Plant and Equipment – Overall – Subsequent Measurement. Avalon does not believe there was a triggering event in 2023 or 2022 as future cash flows have not changed significantly and asset values have remained relatively stable.

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

Basic and Diluted Net Loss per Share

Basic net loss per share attributable to Avalon Holdings Corporation common shareholders is computed by dividing the net loss attributable to Avalon Holdings Corporation common shareholders by the weighted average number of common shares outstanding.

Diluted net loss per share attributable to Avalon Holdings Corporation common shareholders is computed by dividing net loss attributable to Avalon Holdings Corporation shareholders by the weighted average number of common shares outstanding plus any weighted common equivalent shares determined to be outstanding during the period using the treasury method. Any weighted common equivalent shares included in the calculation are related to stock options granted by Avalon where the weighted average market price of Avalon’s common stock for the period presented is greater than the option exercise price of the stock option. For periods in which Avalon is in a net loss position, the diluted per share amount reported is equal to the basic per share amount because such dilution would be considered anti-dilutive (See Note 8).

Note 3.  Recent Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures, to improve disclosures about a public entity’s reportable segments and provide additional information about a segment’s expenses. Calendar-year-end public entities are required to include the new disclosure for fiscal years beginning after December 15, 2023 (calendar year 2024). The Company is currently evaluating the adoption of this pronouncement and does not expect the adoption to have a material impact on the Company’s financial position, results of operations or financial disclosures.

In December 2023, The FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, to improve income tax disclosures around effective tax rates and cash income taxes paid. ASU-2023-09 is effective for public entities for annual periods beginning after December 15, 2024 (calendar year 2025). The Company is currently evaluating the adoption of this pronouncement and does not expect the adoption to have a material impact on the Company’s financial position, results of operations or financial disclosures.

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

Avalon Holdings Corporation and Subsidiaries

Cash and cash equivalents that are restricted as to withdrawal or use under the terms of certain contractual agreements are recorded in restricted cash on the Consolidated Balance Sheets. Restricted cash consists of loan proceeds deposited into a project fund account to fund costs associated with the renovation and expansion of The Grand Resort and the Avalon Field Club at New Castle in accordance with the provisions of the loan and security agreement (See Note 9).

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the Consolidated Balance Sheets that sum to the total of the same such amounts shown in the Consolidated Statements of Cash Flows. Cash, cash equivalents and restricted cash consist of the following at December 31, 2023 and 2022 (in thousands):

	2023	2022
Cash and cash equivalents	$1,187	$1,624
Restricted cash	10,265	10,426
Total cash, cash equivalents and restricted cash	$11,452	$12,050

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

Avalon is a minority owner with managerial control over two salt water injection wells and its associated facility. Operations of the salt water injection wells have been suspended in accordance with the Chief of the Division of Oil and Gas Resources Management order (See Note 17). Due to the suspension of the salt water injection wells, there were no operating revenues for the years ended December 31, 2023 and 2022.

For the years ended December 31, 2023 and 2022, the net operating revenues related to waste management services represented approximately 55% and 61%, respectively, of Avalon’s total consolidated net operating revenues. For the year ended December 31, 2023, one customer accounted for 12% of the waste management services segment’s net operating revenues to external customers and 6% of the consolidated net operating revenues. For the year ended December 31, 2022, two customers accounted for 22% of the waste management services segment’s net operating revenues to external customers and 14% of the consolidated net operating revenues.

Avalon Holdings Corporation and Subsidiaries

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

Golf and Related Operations

Avalon’s golf and related operations include the operation and management of four golf courses and associated clubhouses, recreation and fitness centers, tennis courts, salon and spa services, dining and banquet facilities. The golf and related operations also include the operation of a hotel and its resort related amenities including dining, banquet and conference facilities, fitness center, swimming pools, salon and spa and tennis courts. Revenues for the golf and related operations consists primarily of food, beverage and merchandise sales, membership dues, greens fees and associated cart rentals, room rentals and salon and spa services. Due to adverse weather conditions, net operating revenues relating to the golf courses, which are located in northeast Ohio and Pennsylvania, were minimal during the first three months of 2023 and 2022.

For the years ended December 31, 2023 and 2022, the net operating revenues related to the golf and related operations represented approximately 45% and 39%, respectively, of Avalon’s total consolidated net operating revenues. For both the years ended December 31, 2023 and 2022, no one customer individually accounted for 10% or more of Avalon’s golf and related operations segment revenues.

Avalon Holdings Corporation and Subsidiaries

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

The following table presents our net operating revenues disaggregated by revenue source for the years ended December 31, 2023 and 2022 (in thousands). Sales and other taxes are excluded from revenues.

	2023	2022
Waste management and brokerage services	$41,578	$47,138
Captive landfill management operations	3,033	2,625
Total waste management services revenues	44,611	49,763
Food, beverage and merchandise sales	13,491	12,137
Membership dues revenue	7,341	7,092
Room rental revenue	6,435	5,507
Greens fees and cart rental revenue	3,300	2,871
Salon and spa services	2,989	1,830
Fitness and tennis lesson revenue	394	435
Other revenue	1,954	1,545
Total golf and related operations revenue	35,904	31,417
Total net operating revenues	$80,515	$81,180

Avalon does not have operations located outside the United States and, accordingly, geographical revenue information is not presented.

Avalon Holdings Corporation and Subsidiaries

Receivables, Net

Receivables, net, include amounts billed and currently due from customers. The amounts due are stated at their net realizable value. At December 31, 2023 and 2022, accounts receivable, net, related to our waste management services segment were approximately $8.4 million and $10.0 million, respectively. At December 31, 2023 no one customer accounted for 10% or more of the waste management service’s segment or consolidated net receivables. At December 31, 2022, one customer accounted for approximately 18% of the waste management services segment’s receivables and 16% of the consolidated receivables. Accounts receivable, net, related to our golf and related operations segment were approximately $1.1 million at December 31, 2023 and 2022, respectively. No one customer of the golf and related operations segment accounted for 10% or more of Avalon’s golf and related operations segment or consolidated net receivables at December 31, 2023 and 2022.

The Company maintains an allowance for credit losses to provide for the estimated amount of receivables that will not be collected. Customer accounts that are outstanding longer than the contractual payment terms are considered past due. Avalon determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, Avalon’s previous accounts receivable loss history, the customer’s current ability to pay its obligation to Avalon and the condition of the general economy and the industry as a whole. Avalon writes off accounts receivable when they become uncollectible. Payments subsequently received on such receivables are credited to the allowance for credit losses, or to income, as appropriate under the circumstances. Allowance for credit losses was approximately $0.3 million at both December 31, 2023 and 2022.

The following table presents changes in our allowance for credit losses during the years ended at December 31, 2023 and 2022 (in thousands):

		Provision	Write-offs
	Balance at	for Credit	less	Balance at
	Beginning of Period	Losses	Recoveries	End of Period
Allowance for credit losses
Year ended December 31, 2023	$260	$56	$(56)	$260
Year ended December 31, 2022	$265	$32	$(37)	$260

Contract Assets

Contract assets include unbilled membership dues receivables related to the Avalon Golf and Country Club for the customers membership commitment which are billed on a monthly basis over the course of the annual agreement. Such amounts are stated at their net realizable value. Contract assets related to unbilled membership dues are classified as current as revenue related to such agreements is recognized within the annual membership period. Unbilled membership receivables in our Consolidated Balance Sheets were approximately $0.6 million at December 31, 2023 and 2022, respectively.

The following table presents changes in our contract assets during the years ended December 31, 2023 and 2022 (in thousands):

		Unbilled
	Balance at	Membership		Balance at
	Beginning of Period	Dues	Billings	End of Period
Contract Assets:
Unbilled membership dues receivable
Year ended December 31, 2023	$599	$1,892	$(1,924)	$567
Year ended December 31, 2022	$578	$2,060	$(2,039)	$599

Contract Liabilities

Contract liabilities include unrecognized or deferred revenues relating to membership dues and customer advance deposits. We record deferred revenue when cash payments are received in advance of satisfying our performance obligation. We classify deferred membership dues revenue as current based on the timing of when we expect to recognize revenue for the membership commitment based on the Company satisfying the stand ready performance obligation throughout the annual membership period. The unrecognized or deferred revenues related to membership dues in our Consolidated Balance Sheets were approximately $3.4 million and $3.6 million at December 31, 2023 and 2022, respectively.

Avalon Holdings Corporation and Subsidiaries

Customer advance deposits are recorded as a liability until the goods or services are provided to the customer. Generally, customer advances, and corresponding performance obligation are satisfied within 12 months of the date of receipt of advance payment. The unrecognized revenues related to customer advance deposits are recorded in “Other liabilities and accrued expenses” in our Consolidated Balance Sheets. Customer advance deposits were approximately $1.2 million and $1.0 million at December 31, 2023 and 2022, respectively.

The following table presents changes in our contract liabilities during the years ended December 31, 2023 and 2022 (in thousands):

	Balance at		Revenue	Balance at
	Beginning of Period	Billings	Recognized	End of Period
Contract Liabilities:
Deferred membership dues revenue
Year ended December 31, 2023	$3,643	$7,141	$(7,341)	$3,443
Year ended December 31, 2022	$3,363	$7,372	$(7,092)	$3,643
Customer advance deposits
Year ended December 31, 2023	$965	$3,030	$(2,772)	$1,223
Year ended December 31, 2022	$795	$3,038	$(2,868)	$965

Note 6.  Property and Equipment

Property and equipment at December 31, 2023 and 2022 consists of the following (in thousands):

	2023	2022
Land and land improvements	$17,052	$16,764
Buildings and improvements	54,171	52,974
Machinery and equipment	9,490	8,567
Office furniture and fixtures	10,346	9,638
Vehicles	976	865
Construction in progress	10	11
	92,045	88,819
Less accumulated depreciation and amortization	(35,415)	(32,014)
Property and equipment, net	$56,630	$56,805

At December 31, 2023, the Company did not have any significant fixed contractual commitments for construction projects.

Note 7.  Leases

Operating Leases

Avalon leases golf carts and associated GPS equipment, machinery and equipment for the landfill operations, furniture and fixtures for The Grand Resort and office copiers under operating leases. Our operating leases have remaining lease terms ranging from less than 1 year to 5.0 years. The weighted average remaining lease term on operating leases was approximately 3.4 years at December 31, 2023.

During 2023, the Company entered into new operating lease agreements for golf carts, GPS equipment and office printers. The Company recorded operating lease right-of-use assets and corresponding obligations under the operating leases of approximately $0.3 million. During 2022, the Company entered into new operating lease agreements for a facility, vehicle, golf carts and associated GPS equipment. The Company recorded operating lease right-of-use assets and corresponding obligations under the operating leases of approximately $0.4 million.

Avalon Holdings Corporation and Subsidiaries

Leased property and associated obligations under operating leases at December 31, 2023 and 2022 consists of the following (in thousands):

	2023	2022
Operating lease right-of-use assets	$1,270	$1,386

Current portion of obligations under operating leases	$432	$424
Long-term portion of obligations under operating leases	838	962
Total obligations under operating leases	$1,270	$1,386

The weighted average discount rate on operating leases was 5.9% at December 31, 2023 and 5.0% at December 31, 2022.

Finance Leases

In November 2003, Avalon entered into a long-term agreement with Squaw Creek Country Club to lease and operate its golf course and related facilities. The lease has an initial term of ten (10) years with four (4) consecutive ten (10) year renewal term options unilaterally exercisable by Avalon. Under the lease, Avalon is obligated to pay $15,000 in annual rent and make leasehold improvements of $150,000 per year. Amounts expended by Avalon for leasehold improvements during a given year in excess of $150,000 will be carried forward and applied to future leasehold improvement obligations. Based upon the amount of leasehold improvements already made, Avalon expects to exercise all its remaining renewal options. At December 31, 2023 there were approximately 29.8 years remaining on the golf course and related facilities finance lease.

In addition, the Company also entered into lease agreements for vehicles, golf course maintenance and restaurant equipment which were determined to be finance leases. At December 31, 2023, the vehicles, golf course maintenance and restaurant equipment have remaining lease terms ranging from less than one year to 4.7 years. The weighted average remaining lease term on the vehicles and equipment leases was approximately 3.4 years at December 31, 2023.

Leased property and associated obligations under finance leases at December 31, 2023 and 2022 consist of the following (in thousands):

	2023	2022
Leased property under finance leases	$13,131	$12,004
Less accumulated amortization	(7,420)	(7,003)
Leased property under finace leases, net	$5,711	$5,001

Current portion of obligations under finance leases	$198	$115
Long-term portion of obligations under finance leases	598	381
Total obligations under finance leases	$796	$496

The weighted average discount rate on finance leases was 6.3% at December 31, 2023 and 5.2% at December 31, 2022.

For the years ended December 31, 2023 and 2022, components of lease expense were as follows (in thousands):

	2023	2022
Operating lease cost:
Rental expense	$736	$766

Finance lease cost:
Depreciation expense	$498	$511
Interest expense	33	28
Total finance lease cost	$531	$539

Avalon Holdings Corporation and Subsidiaries

For the twelve months ending December 31, future commitments under long-term, operating and finance leases are as follows (in thousands):

	Finance	Operating	Total
2024	$246	$502	$748
2025	181	440	621
2026	156	262	418
2027	106	165	271
2028	69	61	130
Thereafter	359	-	359
Total lease payments	1,117	1,430	2,547
Less imputed interest	321	160	481
Total	796	1,270	2,066
Less current portion of obligations under leases	198	432	630
Long-term portion of obligations under leases	$598	$838	$1,436

Note 8.  Basic and Diluted Net Loss per Share

Basic net loss per share attributable to Avalon Holdings Corporation common shareholders is computed by dividing the net loss attributable to Avalon Holdings Corporation common shareholders by the weighted average number of common shares outstanding. For both the years ended December 31, 2023 and 2022, the weighted average number of common shares outstanding was 3,899,431.

Diluted net loss per share attributable to Avalon Holdings Corporation common shareholders is computed by dividing net loss attributable to Avalon Holdings Corporation common shareholders by the weighted average number of common shares outstanding plus any weighted common equivalent shares determined to be outstanding during the period using the treasury method. Any weighted common equivalent shares included in the calculation are related to stock options granted by Avalon where the weighted average market price of Avalon’s common stock for the period presented is greater than the option exercise price of the stock option.

For the year ended December 31, 2023 there was no outstanding options, therefore, no dilution. For the year ended December 31, 2022 the diluted per share amount reported is equal to the basic per share amount because Avalon was in a net loss position and as a result, such dilution would be considered anti-dilutive.

The loss per share calculations for the years ended December 31, 2023 and 2022 are as follows (in thousands, except per share amounts):

	2023	2022
Net loss attributable to Avalon Holdings Corporation common shareholders	$(1,775)	$(583)

Shares used in computing basic loss per share	3,899	3,899

Loss per share attributable to Avalon Holdings Corporation common shareholders
Basic net loss per share	$(0.46)	$(0.15)

Note 9.  Term Loans and Line of Credit Agreements

2022 Term Loan Agreement

On August 5, 2022, Avalon and certain direct and indirect wholly owned subsidiaries entered into a loan and security agreement (the “2022 Term Loan Agreement”) with Laurel Capital Corporation which provided for a $31.0 million term loan. At closing, $20.2 million of the proceeds were used to pay off and refinance amounts outstanding and associated interest under our 2019 Term Loan Agreement with Laurel Capital Corporation and $0.4 million of the proceeds were utilized to pay transaction costs. The remaining proceeds of approximately $10.4 million were deposited into a project fund account for which those proceeds are to fund future costs of renovating and expanding both The Grand Resort and the Avalon Field Club at New Castle. At December 31, 2023 and 2022 the balance of “Restricted Cash” is $10.3 million and $10.4 million, respectively, and presented in the Consolidated Balance Sheets. The monies are earning nominal interest. The 2019 Term Loan Agreement was terminated in conjunction with the 2022 Term Loan Agreement.

Avalon Holdings Corporation and Subsidiaries

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

Borrowings under the 2022 Term Loan Agreement are secured by certain real property and related business assets as defined in the agreement. The 2022 Term Loan Agreement contains a Fixed Charge Coverage Ratio requirement of at least 1.20 tested on an annual basis on December 31 of each year, commencing December 31, 2023. The 2022 Term Loan also contains other nonfinancial covenants, customary representations, warranties and events of default. Avalon was in compliance with the 2022 Term Loan Agreement covenants at December 31, 2023.

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

Line of Credit Agreement

On May 31, 2018, Avalon entered into a business loan agreement with Premier Bank (formerly Home Savings Bank), (the “Line of Credit Agreement”) which provides for a line of credit of up to $5.0 million. On September 18, 2023, the Company amended the Line of Credit Agreement to extend the maturity date to July 31, 2025. Under the Line of Credit Agreement, borrowings in excess of $1.0 million are subject to a borrowing base which is calculated based off a specific level of eligible accounts receivable of the waste management business as defined in the agreement.

At December 31, 2023 and 2022, approximately $3.2 million and $1.6 million, respectively, were outstanding on the line of credit. At December 31, 2023 and 2022, approximately $1.8 million and $3.4 million, respectively, were available under the Line of Credit Agreement. Outstanding borrowings under the Line of Credit Agreement bear interest at Prime Rate plus .25%. At December 31, 2023, the interest rate on the Line of Credit Agreement was 8.75%.

Borrowings under the Line of Credit Agreement are secured by certain business assets of the Company including accounts receivable, inventory and equipment. The Line of Credit Agreement contains a Fixed Charge Coverage Ratio requirement of at least 1.20 tested on an annual basis on December 31 of each year. The Line of Credit Agreement also contains other nonfinancial covenants, customary representations, warranties and events of default. Avalon was in compliance with the Line of Credit Agreements covenants at December 31, 2023 and 2022.

During the years ended December 31, 2023 and 2022, the weighted average interest rate on outstanding borrowings was 6.17% and 5.50%, respectively.

Avalon Holdings Corporation and Subsidiaries

Obligations under the Company’s term loan agreements at December 31, 2023 and 2022 consist of the following (in thousands):

	December 31, 2023
	Gross Amount	Debt Issuance Costs	Net Amount
2022 Term Loan Agreement	$30,257	$(499)	$29,758
Less current portion	598	(60)	538
Long-term debt	$29,659	$(439)	$29,220

	December 31, 2022
	Gross Amount	Debt Issuance Costs	Net Amount
2022 Term Loan Agreement	$30,820	$(559)	$30,261
Less current portion	563	(60)	503
Long-term debt	$30,257	$(499)	$29,758

Obligations under the Company’s Line of Credit agreement at December 31, 2023 and 2022 were approximately $3.2 million and $1.6 million, respectively, which matures on July 31, 2025.

For the twelve months ending December 31, future maturities under the Company’s 2023 Term Loan and Line of Credit Agreements are as follows (in thousands):

2024	$598
2025	3,835
2026	674
2027	715
2028	759
Thereafter	26,876
Total	$33,457

Note 10.  Income Taxes

Income before income taxes for each of the two years in the period ended December 31, 2023 was subject to taxation under United States jurisdictions only. The provision for income taxes consists of the following (in thousands):

	2023	2022
Current:
Federal	$(3)	$(2)
State	60	96
Total current income taxes	57	94
Deferred:
Federal	-	-
State	-	-
Total deferred income taxes	-	-
Total provision for income taxes	$57	$94

Avalon Holdings Corporation and Subsidiaries

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2023 and 2022 are as follows (in thousands):

	2023	2022
Deferred tax assets:
Accounts receivable, allowance for doubtful accounts	$63	$65
Reserves not deductible until paid	6	7
Net operating loss carryforwards
Federal	2,030	2,081
State	579	494
Federal tax credit	1,261	1,041
Operating lease liabilities	337	345
Section 163(j) business interest expense carryforward	682	269
Other	22	37
Gross deferred tax assets	4,980	4,339
Less valuation allowance	(2,965)	(2,488)
Deferred tax assets net of valuation allowance	$2,015	$1,851

Deferred tax liabilities:
Property and equipment	$(1,670)	$(1,498)
Operating lease right of use assets	(337)	(345)
Gross deferred tax liabilities	$(2,007)	$(1,843)
Net deferred tax asset	$8	$8

The $2.0 million of deferred tax liabilities will reverse in the same period and jurisdiction and is of the same character as the temporary differences giving rise to the $2.0 million of deferred tax assets. Avalon has not provided a valuation allowance on the amount of deferred tax assets that it estimates will be utilized. If future taxable income is less than the amount that has been assumed in assessing the recoverability of the deferred tax assets, then an increase in the valuation allowance will be required, with a corresponding increase to income tax expense. Likewise, should Avalon ascertain in the future that it is more likely than not that deferred tax assets will be realized in excess of the net deferred tax assets, all or a portion of the $3.0 million valuation allowance as of December 31, 2023, would be reversed as a benefit to the provision for income taxes in the period such determination was made.

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to the income before income taxes as a result of the following for each of the two years ended December 31, 2023 and 2022 (in thousands):

	2023	2022
Loss before income taxes	$(1,987)	$(886)
Less net loss attributable to non-controlling interest in subsidiary	(269)	(397)
Loss before income taxes attributable to
Avalon Holdings Corporation common shareholders	(1,718)	(489)
Federal statutory rate	21%	21%
Computed Federal provision (benefit) for income taxes	(361)	(103)
State income taxes, net of federal income tax benefits	47	76
Change in valuation allowance	477	137
Increase in available federal tax credit	(185)	(164)
Other nondeductible expenses	41	39
Adjustment to deferred tax balances	38	109
Total provision for income taxes	$57	$94

Avalon is subject to income taxes in the U.S. federal and various states jurisdictions. With few exceptions, Avalon is no longer subject to U.S. federal, state and local income tax examinations by taxing authorities for the years before 2020. Avalon recognizes any interest and penalty assessed by taxing authorities as a component of interest expense and other expense, respectively. There were no accruals for the payment of interest and penalties for 2023 and 2022.

Avalon Holdings Corporation and Subsidiaries

Avalon made net income tax payments of approximately $0.2 million and $0.1 million in 2023 and 2022, respectively. At December 31, 2023, Avalon has taxable loss carryforwards for federal income tax purposes aggregating approximately $9.7 million which are available to offset future federal taxable income. Legislation under the Tax Act allows for corporations to carryforward net operating losses generated beginning in 2018 indefinitely.  Net operating losses generated in 2018 may offset 80% of future taxable income. Of the $9.7 million taxable loss carryforwards, $2.1 million is carryforward indefinitely to offset 80% of future taxable income. Net operating losses generated prior to 2018 expire in 2024 through 2037. In addition, at December 31, 2023, certain subsidiaries of Avalon have net operating loss carryforwards for state purposes of approximately $14.7 million which are available to offset future state taxable income. These carryforwards expire at various dates through 2042. A valuation allowance has been provided because it is more likely than not that the deferred tax assets relating to certain federal and state loss carryforwards will not be realized.

Note 11.  Retirement Benefits

Avalon sponsors a defined contribution profit sharing plan that is a qualified tax deferred benefit plan under Section 401(k) of the Internal Revenue Code (the “Plan”). Substantially all employees are eligible to participate in the Plan. The Plan provides for employer discretionary cash contributions as determined by Avalon’s Board of Directors. Discretionary contributions vest on a graduated basis and become 100% vested after five years of service. Plan participants may also contribute a portion of their annual compensation to the Plan, subject to maximums imposed by the Internal Revenue Code and related regulations. The Board decided not to make a discretionary employer contribution for 2023 or 2022.

Note 12.  Long-Term Incentive Plan

On April 25, 2019, at the Annual Meeting of Shareholders, the shareholders approved the Long-term Incentive Plan “The Plan.” The Plan provides for the granting of options which are intended to be non-qualified stock options (“NQSO’s”) for federal income tax purposes except for those options designated as incentive stock options (“ISO’s”) which qualify under Section 422 of the Internal Revenue Code.

The Plan has 1,300,000 shares of Class A Common Stock available for stock options to employees and non-employee directors. Shares of stock covered by options granted pursuant to The Plan which terminate or expire prior to exercise or have been surrendered or canceled shall be available for further option grants under the Option Plan.

The purpose of The Plan is (a) to improve individual employee performance by providing long-term incentives and rewards to employees of Avalon, (b) to assist Avalon in attracting, retaining and motivating employees and non-employee directors with experience and ability, and (c) to associate the interests of such employees and directors with those of the Avalon shareholders.

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

The expected term, or time until the option is exercised, is based on historical exercising behavior of previous option holders of a company’s stock.  Because of the nature of the vesting described above, the options are separated into five blocks, with each block having its own vesting period and expected term.

For stock option awards, the expected volatility is based on the observed historical volatility of Avalon common stock. There were no expected dividends and the risk-free interest rate was based on yield data for U. S. Treasury securities over a period consistent with the expected term.

In March 2023, options to purchase 36,000 shares previously granted were cancelled as the options did not meet the predetermined stock price within the three years following the contractual vesting period. Additionally, in May 2023, the remaining 18,000 shares previously granted expired.

The following table is a summary of the stock option activity during 2023 and 2022:

		Weighted	Weighted
	Number of	Average	Average
	Options	Exercise	Fair Value at
	Granted	Price	Grant Date
Outstanding at January 1, 2022	54,000	$1.83	$0.43
Options granted	-	-	-
Options exercised	-	-	-
Options expired	-	-	-
Options cancelled or forfeited	-	-	-
Outstanding at December 31, 2022	54,000	1.83	0.43
Options granted	-	-	-
Options exercised	-	-	-
Options expired	-	-	-
Options cancelled or forfeited	(54,000)	1.83	0.43
Outstanding at December 31, 2023	-	$-	$-

The stock options vest and become exercisable based upon achieving two critical metrics as follows:

1)	Contract Vesting Term: The stock options vest ratably over a five year period.
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

Compensation costs were approximately $1,000 and $4,000 for the years ended December 31, 2023 and 2022, respectively, based upon the estimated grant date fair value calculations. As of December 31, 2023, there were no unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Plan.

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

Avalon Holdings Corporation and Subsidiaries

Avalon does not have operations located outside the United States and, accordingly, geographical segment information is not presented. In 2023, one customer accounted for 12% of the waste management services segment’s net operating revenues to external customers and 6% of the consolidated net operating revenues. In 2022, two customers accounted for 22% of the waste management services segment’s net operating revenues to external customers and 14% of the consolidated net operating revenues.

The accounting policies of the segments are consistent with those described for the consolidated financial statements in the summary of significant accounting policies (See Note 2). Avalon measures segment profit for internal reporting purposes as income (loss) before taxes.

Business segment information including the reconciliation of segment loss to consolidated income before income taxes is as follows (in thousands):

	Year Ended December 31,
	2023	2022
Net operating revenues from:
Waste management services:
External customer revenues	$44,611	$49,763
Total waste management services	44,611	49,763

Golf and related operations:
External customer revenues	35,904	31,417
Intersegment revenues	80	80
Total golf and related operations	35,984	31,497

Segment operating revenues	80,595	81,260
Intersegment eliminations	(80)	(80)
Total net operating revenues	$80,515	$81,180

Income (loss) before income taxes:
Waste management services	$4,013	$4,373
Golf and related operations	(184)	151
Segment income before taxes	3,829	4,524
Corporate interest expense	(2,068)	(1,436)
Corporate other income, net	9	13
General corporate expenses	(3,757)	(3,987)
Loss before income taxes	$(1,987)	$(886)

Depreciation and amortization expense:
Waste management services	$109	$118
Golf and related operations	3,464	3,169
Corporate	253	196
Total depreciation and amortization expense	$3,826	$3,483

Interest expense:
Waste management services	$-	$1
Golf and related operations	30	27
Corporate	2,068	1,436
Total interest expense	$2,098	$1,464

Avalon Holdings Corporation and Subsidiaries

	Year Ended December 31,
	2023	2022
Capital expenditures:
Waste management services	$205	$94
Golf and related operations	3,620	6,333
Corporate	93	134
Total capital expenditures	$3,918	$6,561

Total assets:
Waste management services	$35,839	$35,198
Golf and related operations	63,670	63,355
Corporate	65,453	65,630
Subtotal	164,962	164,183
Elimination of intersegment receivables	(76,997)	(74,433)
Total assets	$87,965	$89,750

In comparing total assets at December 31, 2023 with those at December 31, 2022, the increase in the total assets of the waste management services segment of approximately $0.6 million was primarily a result of an increase in intersegment accounts receivable. The increase in total assets of the golf and related operations segment of $0.3 million was primarily due to an increase in capital expenditures associated with The Grand Resort and the Avalon Field Club at New Castle partially offset by current year depreciation on property and equipment. The decrease in corporate total assets of approximately $0.2 million was primarily due to a decrease in restricted cash received in conjunction with our 2022 Term Loan Agreement.

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

As a result of a private placement offering, Avalon is not the majority owner of AWMS Holdings, LLC. At December 31, 2023 and 2022, respectively, Avalon owns approximately 47% of AWMS Holdings, LLC. In accordance with ASC 810-10 and related amendment, due to the managerial control of American Water Solutions, LLC, AWMS Holdings, LLC is a VIE, and the financial statements of AWMS Holdings, LLC and subsidiaries are included in Avalon’s consolidated financial statements. ASC 810-10 requires noncontrolling interests to be reported as a separate component of equity. The amount of net loss attributable to the noncontrolling interest is recorded in “net loss attributable to noncontrolling interest” in our Consolidated Statements of Operations. Avalon’s net loss attributable to the noncontrolling interest in AWMS Holdings, LLC was $0.1 million during each of the years ended December 31, 2023 and 2022, respectively.

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

In 2021, Avalon made a capital contribution totaling $359,000, which included cash and certain equipment, in exchange for membership units of Avalon Med Spa, LLC. Through a private placement offering for the purchase of membership units, Avalon Med Spa, LLC raised $358,000 from accredited investors in August 2021. In March 2022, Avalon and accredited investors made additional capital contributions of $143,000 and $142,000, respectively. An outside director of Avalon, who qualified as an accredited investor, invested less than 10% of the total investment in Avalon Med Spa, LLC. Avalon is the majority owner of Avalon Med Spa, LLC owning 50.1% of the company at both December 31, 2023 and 2022, respectively.

In accordance with ASC 810-10 and related amendment, Avalon Med Spa, LLC is a VIE, and the financial statements of Avalon Med Spa, LLC are included in Avalon’s consolidated financial statements. ASC 810-10 requires noncontrolling interests to be reported as a separate component of equity. The amount of net loss attributable to the noncontrolling interest is recorded in “net loss attributable to noncontrolling interest” in our Consolidated Statements of Operations. During the years ended December 31, 2023 and 2022, net loss attributable to the noncontrolling interest in Avalon Med Spa, LLC was approximately $0.1 million and $0.3 million, respectively.

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

On March 18, 2019, Avalon received notice that the 11th Appellate District Court in Trumbull County, Ohio issued summary judgment in favor of the Ohio Department of Natural Resources in the writ of mandamus action that resulted from the suspension order of the Company’s salt water injection well. The decision was appealed to the Supreme Court of Ohio on April 5, 2019. Oral arguments in the case occurred on April 7, 2020. On September 23, 2020, the Supreme Court of Ohio ruled in favor of the Company. The Supreme Court of Ohio reversed the decision of the 11th Appellate District Court and remanded the case back to that court for a trial on the merits. The trial occurred in September and October 2021. On December 19, 2022, the 11th Appellate District Court denied the Company’s writ of mandamus action. The Court determined that the Company failed to establish a cognizable property interest that would necessitate a just compensation/takings analysis and accordingly denied the Company’s petition for writ of mandamus. The decision was appealed to the Supreme Court of Ohio on January 30, 2023 and on January 24, 2024 the Supreme Court of Ohio ruled in a unanimous decision to overturn the Court of Appeal’s decision. The Supreme Court of Ohio remanded to the Court again for a decision on the mandamus complaint as to whether the Company suffered a total or partial taking.

On May 24, 2021, the Company received Chief’s Orders from the Division vacating the September 3, 2014 suspension orders for AWMS #2 and setting conditions for restart of that well. Among these conditions was a limit placed on the seismicity within three miles of the well. Under the Order, if a seismic event with a magnitude 2.1 or above occurs, the well must cease operations for an indefinite period of time until concurrence for subsequent restart is received from the Division. The Company appealed the May 2021 Chief’s Order to the Ohio Oil and Gas Commission, seeking reasonable operating conditions that will allow the facility to operate profitably while protecting human health and property. A hearing in this matter occurred in February 2022. On June 30, 2022, the Oil and Gas Commission rendered their decision for the Division in this matter, once again deferring to the Division in their decision. The Company appealed the decision to the Franklin County Ohio Court of Common Pleas on August 3, 2022. The company awaits a decision by the Court.

Avalon Holdings Corporation and Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Avalon Holdings Corporation

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Avalon Holdings Corporation (an Ohio corporation) and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2023, and the related notes and financial statement schedule included under Item 15(a) (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

March 21, 2024

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

With our participation, an evaluation of the effectiveness of our internal control over financial reporting was conducted as of December 31, 2023, based upon the framework and criteria established in Internal Control – Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

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

/s/ Ronald E. Klingle	/s/ Michael J. Havalo
Chief Executive Officer	Chief Financial Officer

March 21, 2024

Avalon Holdings Corporation and Subsidiaries

C o m p a n y  L o c a t i o n  D i r e c t o r y

C o r p o r a t e O f f i c e	G o l f a n d R e l a t e d O p e r a t i on s

Avalon Holdings Corporation	Avalon Resorts and Clubs, Inc.	Havana Cigar Shop, Inc.
One American Way	One American Way	1030 Forker Blvd.
Warren, Ohio 44484-5555	Warren, Ohio 44484-5555	Hermitage, Pennsylvania 16148-1566
(330) 856-8800	(330) 856-8898	(330) 856-8898

	Avalon Clubs, Inc.	Avalon Mahoning Sports Center, Inc.
W a s t e M a n a g e m e n t	One American Way	1223 W Western Reserve Road
S e r v i c e s	Warren, Ohio 44484-5555	Youngstown, Ohio 44514-3545
	(330) 856-8898	(330) 758-7400
American Waste Management
Services, Inc.	Avalon Resorts, Inc.	Avalon Cigar Shop, Inc.
One American Way	One American Way	9519 East Market Street
Warren, Ohio 44484-5555	Warren, Ohio 44484-5555	Warren, Ohio 44484-5555
(330) 856-8800	(330) 856-8898	(330) 856-1900

American Landfill	Avalon Golf and Country Club	Avalon Med Spa LLC
Management, Inc.	One American Way	One American Way
One American Way	Warren, Ohio 44484-5555	Warren, Ohio 44484-5555
Warren, Ohio 44484-5555	(330) 856-8898	(330) 856-8898
(330) 856-8800
	Avalon Lakes Golf Course	Avalon Field Club at New Castle
American Construction Supply, Inc.	One American Way	511 Country Club Drive
One American Way	Warren, Ohio 44484-5555	New Castle, Pennsylvania 16105-0338
Warren, Ohio 44484-5555	(330) 856-8898	(724) 654-1341
(330) 856-8800
	Squaw Creek Golf Course	Avalon Country Club at Sharon, Inc.
American Water Solutions, LLC	761 Youngstown-Kingsville Road	1030 Forker Blvd.
One American Way	Vienna, Ohio 44473	Hermitage, Pennsylvania 16148-1566
Warren, Ohio 44484-5555	(330) 539-5103	724) 981-6700
(330) 856-8800
The Avalon Resort and Spa LLC
AWMS Holdings, LLC	9519 East Market Street
One American Way	Warren, Ohio 44484-5555
Warren, Ohio 44484-5555	(330) 856-1900
(330) 856-8800

AWMS Rt. 169, LLC
One American Way
Warren, Ohio 44484-5555
(330) 856-8800

Avalon Holdings Corporation and Subsidiaries

D i r e c t o r s  a n d  O f f i c e r s

D i r e c t o r s	O f f i c e r s

Ronald E. Klingle	Ronald E. Klingle
Chairman of the Board and	Chairman of the Board and Chief Executive Officer
Chief Executive Officer
Executive Committee (Chairman)	Michael J. Havalo
Compensation Committee	Chief Financial Officer, Treasurer and Secretary

Christine M. Bell	Frances R. Klingle
President, Avalon Golf and Country Club, Inc.	Chief Administrative Officer

Kurtis D. Gramley	Marjorie J. Patterson
Chairman and Chief Executive Officer,	Controller
Edgewood Surgical Hospital
Audit Committee (Chairman)
Executive Committee
Option Plan Committee

Stephen L. Gordon
Partner, Beveridge & Diamond, P.C.
Compensation Committee
Audit Committee
Option Plan Committee (Chairman)

Timothy C. Coxson
Financial Consultant
Audit Committee
Executive Committee
Option Plan Committee

Avalon Holdings Corporation and Subsidiaries

S h a r e h o l d e r

I n f o r m a t i o n

Common stock information

Avalon’s Class A Common Stock is listed on the NYSE Amex (symbol: AWX). Quarterly stock information for 2023 and 2022 as reported by The Wall Street Journal is as follows:

2023:
Quarter Ended	High	Low	Close
March 31	$3.10	$2.64	$2.65
June 30	2.85	2.22	2.55
September 30	2.66	1.97	1.94
December 31	2.33	1.88	2.39

2022:
Quarter Ended	High	Low	Close
March 31	$3.92	$2.99	$3.28
June 30	3.66	2.58	2.60
September 30	4.40	2.53	2.65
December 31	3.28	2.52	2.75

No dividends were paid during 2023 or 2022.

There are 277 Class A and 9 Class B Common Stock shareholders of record as of the close of business March 11, 2024. The number of holders is based upon the actual holders registered on the records of Avalon’s transfer agent and registrar and does not include holders of shares in “street names” or persons, partnerships, associations, corporations or other entities identified in security position listings maintained by depository trust companies.

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

Investor inquiries

Security analysts, institutional investors, shareholders, news media representatives and others seeking financial information or general information about Avalon are invited to direct their inquiries to Michael J. Havalo, Chief Financial Officer and Treasurer, telephone (330) 856-8800.

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