Form 10-K, Exhibit 13
period 2024-12-31
AVALON HOLDINGS CORP
filed 2025-03-20
CIK 1061069

Exhibit 13.1

F i n a n c i a l  H i g h l i g h ts

(in thousands, except for per share amounts)

For the year	2024	2023

Net operating revenues	$83,795	$80,899
Income (loss) before income taxes	1,042	(1,987)
Net income (loss) attributable to
Avalon Holdings Corporation common shareholders	1,318	(1,775)
Net income (loss) per share attributable to
Avalon Holdings Corporation common shareholders	0.34	(0.46)

At year-end	2024	2023

Working capital deficit	$(907)	$(3,864)
Total assets	86,186	87,965
Avalon Holdings Corporation Shareholders' Equity	38,034	36,716

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

Liquidity and Capital Resources

For the year ended December 31, 2024, Avalon utilized existing cash and cash provided by operations to meet operating needs, fund capital expenditures and make required monthly payments on our term loan facility. Cash in our project fund account were also utilized to fund capital expenditures which included the continued renovation of The Grand Resort as further described below.

2022 Term Loan Agreement

On August 5, 2022, Avalon and certain direct and indirect wholly owned subsidiaries entered into a loan and security agreement (the “2022 Term Loan Agreement”) with Laurel Capital Corporation which provided for a $31.0 million term loan. At closing, $20.2 million of the proceeds were used to pay off and refinance amounts outstanding and associated interest under our 2019 Term Loan Agreement with Laurel Capital Corporation and $0.4 million of the proceeds were utilized to pay transaction costs. The remaining proceeds of approximately $10.4 million were deposited into a project fund account for which those proceeds are to fund future costs of renovating and expanding both The Grand Resort and the Avalon Field Club at New Castle. At December 31, 2024 and 2023 the balance of “Restricted Cash” is $9.0 million and $10.3 million, respectively, and presented in the Consolidated Balance Sheets. The monies are earning nominal interest. The 2019 Term Loan Agreement was terminated in conjunction with the 2022 Term Loan Agreement.

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

Avalon has the right to prepay the amount outstanding under the 2022 Term Loan Agreement, in whole or in part, at any time upon payment of the principal amount of the loan to be prepaid plus accrued unpaid interest thereon to the prepayment date, plus an applicable prepayment penalty. The prepayment penalty, expressed as a percentage of the principal of the loan being prepaid, is six percent (6%) on any prepayment in the first five years; four percent (4%) on any prepayment in the sixth and seventh year; three percent (3%) on any prepayment in the eighth and ninth year; and two percent (2%) on any prepayment in the tenth year. Borrowings under the 2022 Term Loan Agreement are secured by certain real property and related business assets as defined in the agreement. The 2022 Term Loan Agreement contains a Fixed Charge Coverage Ratio requirement of at least 1.20 tested on an annual basis on December 31 of each year. The 2022 Term Loan also contains other nonfinancial covenants, customary representations, warranties and events of default. Avalon was in compliance with the 2022 Term Loan Agreement covenants at December 31, 2024 and 2023.

Avalon Holdings Corporation and Subsidiaries

Line of Credit Agreement

On May 31, 2018, Avalon entered into a business loan agreement with Premier Bank, (the “Line of Credit Agreement”) which provides for a line of credit of up to $5.0 million. On September 23, 2024, the Company amended the Line of Credit Agreement to extend the maturity date to July 31, 2026. Under the Line of Credit Agreement, borrowings in excess of $1.0 million are subject to a borrowing base which is calculated based off a specific level of eligible accounts receivable of the waste management business as defined in the agreement.

At December 31, 2024 and 2023, approximately $3.2 million was outstanding under the Line of Credit Agreement. At December 31, 2024 and 2023, approximately $1.8 million, was available under the Line of Credit Agreement. Outstanding borrowings under the Line of Credit Agreement bear interest at Prime Rate plus .25%. At December 31, 2024, the interest rate on the Line of Credit Agreement was 7.75%.

Borrowings under the Line of Credit Agreement are secured by certain business assets of the Company including accounts receivable, inventory and equipment. The Line of Credit Agreement contains a Fixed Charge Coverage Ratio requirement of at least 1.20 tested on an annual basis on December 31 of each year. The Line of Credit Agreement also contains other nonfinancial covenants, customary representations, warranties and events of default. Avalon was in compliance with the Line of Credit Agreements covenants at December 31, 2024 and 2023.

During the years ended December 31, 2024 and 2023, the weighted average interest rate on all outstanding borrowings was 6.24% and 6.17%, respectively.

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

Capital Expenditures

In 2024, Avalon incurred capital expenditures in the amount of $2.5 million of which $2.3 million was paid to vendors during the year. In 2023, Avalon incurred and paid vendors capital expenditures in the amount of $3.9 million. For both the years ended December 31, 2024 and 2023, expenditures primarily related to the continued renovation of The Grand Resort.

In 2024 and 2023, The Grand Resort was in operation but certain existing hotel rooms were in the process of being renovated. Additionally, in 2023 the renovation of the Avalon Field Club at New Castle was substantially complete. Avalon’s aggregate capital expenditures in 2025 are expected to be in the range of $2.5 million to $3.5 million. Capital expenditures principally relate to hotel room expansion and continued room renovations at The Grand Resort, building improvements and equipment purchases. Such capital expenditures are expected to be funded with cash from our project fund account and cash generated from operations.

Avalon Holdings Corporation and Subsidiaries

Working Capital

At December 31, 2024 and 2023, there was a working capital deficit of approximately $0.9 million and $3.9 million, respectively. Working capital was positively impacted by an increase in cash and cash equivalents along with decreases in accounts payable and accrued payroll and other compensation.

Accounts receivable decreased to $8.6 million at December 31, 2024 compared with $9.5 million at December 31, 2023. The decrease in accounts receivable was directly related to our waste management services segment. Accounts receivable related to our waste management services segment decreased approximately $0.9 million at December 31, 2024 compared with December 31, 2023 as a result of a decrease in net operating revenues in the fourth quarter of 2024 compared with the fourth quarter of 2023.

Inventory was approximately $1.6 million at December 31, 2024 compared to $1.7 million at December 31, 2023. Food and beverage inventory quantities decreased slightly compared to the prior year.

Accounts payable was approximately $7.1 million at December 31, 2024 compared to $9.7 million at December 31, 2023. The decrease in accounts payable between periods was primarily related to our waste management services segment’s accounts payable decreasing approximately $2.4 million at December 31, 2024 compared with December 31, 2023 as a result of a decrease in net operating revenues in the fourth quarter of 2024 compared with the fourth quarter of 2023 and the timing of receipt on those associated receivables.

Deferred revenue relating to membership dues was approximately $3.5 million at December 31, 2024 compared to $3.4 million at December 31, 2023. The slight increase was primarily due to timing of membership renewals and the associated dues collected prior to year-end. Additionally, membership rates increased during 2024. The number of members at December 31, 2024 was 4,661 compared to 4,952 at December 31, 2023. In summary, the 2024 membership dues rate increases offset the decrease in members.

Accrued payroll and other compensation was approximately $1.1 million at December 31, 2024 compared to $1.3 million at December 31, 2023. The decrease is primarily due to the associated timing of payment of certain employee incentives earned related to our waste division.

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

Results of Operations

Avalon’s primary business segment, the waste management services segment, provides hazardous and nonhazardous waste brokerage and management services, captive landfill management services and salt water injection well operations. The golf and related operations segment includes the operation and management of four golf courses and related country clubs and facilities, a hotel and its associated resort amenities, a dermatology center and a multipurpose recreation center.

Performance in 2024 compared with 2023

Overall Performance

Net operating revenues increased to $83.8 million in 2024 compared with $80.9 million in 2023. Net operating revenues of the waste management services segment were approximately $45.9 million in 2024 compared to $44.6 million in 2023. The increase in net operating revenues of the waste management services segment was a result of an increase in both continuous and event work projects in 2024 compared to 2023. Net operating revenues of the golf and related operations segment were approximately $37.9 million in 2024 compared to $36.3 million in 2023. The increase in net operating revenues of the golf and related operations was a result of an increase in membership dues and higher selling prices related to both The Grand Resort and the country clubs during 2024 compared to 2023.

Total cost of operations related to the waste management services segment increased to $35.9 million in 2024 compared with $35.6 million in 2023. The increase in the cost of operations between years for the waste management services segment is primarily due to an increase in net operating revenues as these costs vary directly with the associated revenues.

Avalon Holdings Corporation and Subsidiaries

Total cost of operations related to the golf and related operations segment increased to $30.6 million in 2024 compared to $31.1 million in 2023. The decrease in costs as a percentage of revenue between periods was primarily a result of cost cutting efforts implemented with a specific focus on increasing profit margins.

Depreciation and amortization expense was approximately $3.9 million in 2024 compared to $3.8 million in 2023. The increase is due to a higher depreciable asset base primarily related to The Grand Resort.

Consolidated selling, general and administrative expenses were approximately $10.2 million in both 2024 and 2023.

Net interest expense was approximately $2.0 million in 2024 compared to $2.1 million in 2023. During 2024, the slight decrease in net interest expense was primarily result of a higher interest rate earned in 2024 compared to 2023 on our restricted cash savings, resulting in additional interest income. The additional interest income was an offset to interest expense, thus reducing the net interest expense compared to the prior year. The weighted average debt outstanding during 2024 was approximately $33.2 million compared to $32.9 million in 2023. During the years ended December 31, 2024 and 2023, the weighted average interest rate on outstanding borrowings was 6.24% and 6.17%, respectively.

Net income attributable to Avalon Holdings Corporation common shareholders was $1.3 million, or $0.34 per share, in 2024 compared with a net loss attributable to Avalon Holdings Corporation common shareholders of $1.8 million, or $0.46 per share, in 2023.

Segment Performance

Segment performance should be read in conjunction with Note 15 to the Consolidated Financial Statements.

Waste Management Services Segment

The net operating revenues of the waste management services segment increased to $45.9 million in 2024 compared with $44.6 million in 2023. The waste management services segment includes waste disposal brokerage and management services, captive landfill management operations and salt water injection well operations.

The net operating revenues of the waste disposal brokerage and management services business were approximately $42.9 million in 2024 compared to $41.6 million in 2023. Event work net operating revenues related to multiple projects increased by approximately $0.9 million during 2024 when compared to 2023. Event work is defined as bid projects under contract that occurs on a one-time basis over a short period of time. Such work can fluctuate significantly from year to year. Event work net operating revenues were approximately $17.1 million in 2024 compared with $16.2 million in 2023. In addition, continuous work of the waste disposal brokerage business increased approximately $0.4 million between years as a result of increased work from multiple customers. Net operating revenues related to continuous work were approximately $25.8 million in 2024 compared with $25.4 million in 2023.

The net operating revenues of the captive landfill management operations were approximately $3.0 million in both 2024 and 2023. The net operating revenues of the captive landfill operations are almost entirely dependent upon the volume of waste generated by the owner of the landfill for whom Avalon manages the facility.

Costs of operations related to the waste management services segment increased to $35.9 million in 2024 compared with $35.6 million in 2023. The increase in the costs of operations between years for the waste management services segment is primarily due to an increase in net operating revenues of both continuous and event work. The overall gross margin percentage of the waste brokerage and management services business was approximately 22% in 2024 compared to 20% in 2023. The higher gross margin percentage during 2024 was attributable to higher gross profit generated from event work during the year.

Avalon Holdings Corporation and Subsidiaries

Income before income taxes for the waste management services segment was approximately $4.8 million in 2024 compared to $4.0 million in 2023. Income before income taxes of the waste brokerage and management services business was approximately $4.5 million in both 2024 compared to $3.7 million in 2023. The increased income before income taxes is a result of an increase in revenue in both event and continuous work compared to 2023. Income before income taxes of the captive landfill operations were approximately $0.4 million in both 2024 and 2023. For both 2024 and 2023, the salt water injection wells incurred a loss before income taxes of approximately $0.1 million primarily due to legal and professional costs incurred relating to Avalon’s appeal and mandamus processes.

Golf and Related Operations Segment

Net operating revenues of the golf and related operations segment were approximately $37.9 million in 2024 compared to $36.3 million in 2023. Avalon’s golf and related operations segment consists of the operation and management of four golf courses and related country clubs which provide dining and banquet facilities, a medical spa, dermatology center, a hotel, The Grand Resort, which provides lodging, dining, banquet and conference facilities and other resort related amenities along with a multipurpose recreation center.

Food, beverage and merchandise sales were approximately $13.5 million in both 2024 and 2023.

Other net operating revenues related to the golf and related operations were approximately $24.3 million in 2024 compared to $22.8 million in 2023. Membership dues revenue was approximately $7.4 million in 2024 compared to $7.3 million in 2023. The increase in membership dues revenue was attributable to an increase in membership dues rates, offset by lower membership number during 2024. Net operating revenues related to room rental was approximately $7.2 million in 2024 compared to $6.4 million in 2023. The increase in room revenue was a result of an increase in average room rates when compared to the prior year. Other revenues consisting of athletic, fitness, salon and spa related activities were approximately $6.4 million in 2024 compared to $5.8 million in 2023. The increase between years was primarily due to an increase in salon and spa revenue of $1.2 million between years. Greens fees and associated cart rentals were approximately $3.3 million in both 2024 and 2023. Due to adverse weather conditions, net operating revenues relating to the golf courses, which are located in northeast Ohio and western Pennsylvania, were minimal during the first three months of 2024 and 2023.

Total cost of operations for the golf and related operations segment were $30.6 million in 2024 compared with $31.1 million in 2023. Cost of food, beverage and merchandise was approximately $6.1 million in 2024 compared to $6.3 million in 2023. The decrease in total food, beverage and merchandise costs between years was attributable to lower product costs compared to the prior year. The cost of food, beverage and merchandise sales was approximately 45% of associated revenue in 2024 compared to 47% in 2023. Golf and related operations operating costs decreased to approximately $24.5 million in 2024 compared with $24.8 million in 2023. The decrease in operating costs between years were primarily related to lower employee related costs in 2024 compared to 2023.

The golf and related operations recorded income before income taxes of $1.6 million in 2024 compared with a loss before income taxes of $0.2 million in 2023. The change between periods was primarily a result of an increase in room rental revenue, increased revenue at the salon and spa along with cost cutting efforts implemented with a specific focus on reducing employee related costs

The ability to attract new members and retain members is very important to the success of the golf and related operations segment. Avalon is continually using different marketing strategies to attract and retain members, such as local television advertising and/or various membership promotions. A significant decline in members could adversely impact the financial results of the golf and related operations segment.

Avalon Holdings Corporation and Subsidiaries

General Corporate Expenses

General corporate expenses, excluding net interest expense were $3.4 million in 2024 compared to $3.8 million in 2023. The decrease was mainly attributable to lower general and administrative expenses compared to the prior year.

Interest Expense

Net interest expense was approximately $2.0 million in 2024 compared to $2.1 million in 2023. During 2024, the slight decrease in net interest expense was primarily result of a higher interest rate earned on our restricted cash savings, resulting in additional interest income. The additional interest income was an offset to interest expense in 2024 compared to 2023. The weighted average debt outstanding during 2024 was approximately $33.2 million compared to $32.9 million in 2023. During the years ended December 31, 2024 and 2023, the weighted average interest rate on outstanding borrowings was 6.24% and 6.17%, respectively.

Net Income (Loss)

Net income attributable to Avalon Holdings Corporation common shareholders was $1.3 million in 2024 compared to net loss attributable to Avalon Holdings Corporation common shareholders of $1.8 million in 2023. Avalon recorded a state income tax provision in both 2024 and 2023, which was related entirely to the waste management and brokerage operations. Due to the recording of a full valuation allowance against the Company’s federal net deferred tax assets, the overall effective tax rate in both years reflects taxes owed in certain U.S state jurisdictions. Avalon’s income tax provision on the income (loss) before taxes was offset by a change in the valuation allowance. A valuation allowance is provided when it is more likely than not that deferred tax assets relating to certain federal and state loss carryforwards will not be realized. Avalon continues to maintain a valuation allowance against the majority of its deferred tax amounts until it is evident that the deferred tax asset will be utilized in the future.

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

Changes in commodity and other operating costs could adversely affect our results of operations

The profitability of our golf and related operations segment depends on our ability to anticipate and react to changes in commodity costs, including food, supplies, fuel, utilities and other operating costs, including labor. We continuously monitor supply and cost trends of these commodities. Volatility in certain commodity prices and fluctuations in labor could adversely affect Avalon’s operating results. We will continuously monitor labor and commodity prices in order to maintain margins and overall profitability.

Avalon Holdings Corporation and Subsidiaries

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

On March 18, 2019, Avalon received notice that the 11th Appellate District Court in Trumbull County, Ohio issued summary judgment in favor of the Ohio Department of Natural Resources in the writ of mandamus action that resulted from the suspension order of the Company’s salt water injection well. The decision was appealed to the Supreme Court of Ohio on April 5, 2019. Oral arguments in the case occurred on April 7, 2020. On September 23, 2020, the Supreme Court of Ohio ruled in favor of the Company. The Supreme Court of Ohio reversed the decision of the 11th Appellate District Court and remanded the case back to that court for a trial on the merits. The trial occurred in September and October 2021. On December 19, 2022, the 11th Appellate District Court denied the Company’s writ of mandamus action. The Court determined that the Company failed to establish a cognizable property interest that would necessitate a just compensation/takings analysis and accordingly denied the Company’s petition for writ of mandamus. The decision was appealed to the Supreme Court of Ohio on January 30, 2023 and on January 24, 2024 the Supreme Court of Ohio ruled in a unanimous decision to overturn the Court of Appeal’s decision. The Supreme Court of Ohio remanded to the Court again for a decision on the mandamus complaint as to whether the Company suffered a total or partial taking. On September 9, 2024, the Court of Appeals issued a decision in accordance with the remand from the Supreme Court of Ohio.  The Court of Appeals found that there was no categorical ‘taking’ of the Company’s property, but that there was a partial regulatory ‘taking’, and ordered the ODNR to commence appropriations procedures for paying AWMS damages.  The decision by the Court of Appeals also found that the seismicity for which AWMS #2 was suspended did not represent imminent threat or harm, and that Division had prevented the Company’s attempts to reach a resolution of the matter.  Because of the limits on damages set in the decision by the Court of Appeals, the Company again appealed the Court of Appeals decision to the Supreme Court of Ohio on October 11, 2024.

On May 24, 2021, the Company received Chief’s Orders from the Division vacating the September 3, 2014 suspension orders for AWMS #2 and setting conditions for restart of that well. Among these conditions was a limit placed on the seismicity within three miles of the well. Under the Order, if a seismic event with a magnitude 2.1 or above occurs, the well must cease operations for an indefinite period of time until concurrence for subsequent restart is received from the Division. The Company appealed the May 2021 Chief’s Order to the Ohio Oil and Gas Commission, seeking reasonable operating conditions that will allow the facility to operate profitably while protecting human health and property. A hearing in this matter occurred in February 2022. On June 30, 2022, the Oil and Gas Commission rendered their decision for the Division in this matter, once again deferring to the Division in their decision. The Company appealed the decision to the Franklin County Ohio Court of Common Pleas on August 3, 2022. On October 31, 2024 the Franklin County Ohio Court of Common Pleas dismissed the appeal. The Company appealed the dismissal to the Ohio 10th District Court of Appeals on November 26, 2024.

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

Inflation Impact

The Federal Reserve has kept its key interest rates at elevated levels as pricing on consumer goods has remained high. Our operations are substantially affected by economic conditions, including inflation, which can impact consumer disposable income levels and spending habits. Although Avalon has not entered into any long-term fixed price contracts that could have a material adverse impact upon its financial performance in periods of inflation, adverse economic conditions could pressure Avalon’s business and operating performance and financial results may suffer. In general, management believes that rising costs resulting from inflation could be passed on to customers; however, Avalon may need to absorb all or a portion of these cost increases depending upon competitive conditions at the time.

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

The expected term, or time until the option is exercised, is typically based on historical exercising behavior of previous option holders of a company’s stock. Prior to 2018, due to the fact that the Company has had no historical exercising activity, we estimated the expected term using the simplified method.

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

Avalon Holdings Corporation and Subsidiaries

Avalon recognizes deferred tax assets and liabilities based on differences between financial statement carrying amounts and the tax bases of assets and liabilities. Avalon also records tax benefits when it believes that it is more likely than not that the benefit will be sustained by the tax authority. Avalon regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance based upon historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences to reduce its deferred assets to the amount that it believes is more likely than not to be realized. Avalon has considered future taxable income in assessing the need for the valuation allowance. The $1.7 million of deferred tax liabilities will reverse in the same period and jurisdiction and is of the same character as the temporary differences giving rise to the $1.8 million of deferred tax assets. Avalon has not provided a valuation allowance on the amount of deferred tax assets that it estimates will be utilized. Should Avalon ascertain in the future that it is more likely than not that deferred tax assets will be realized in excess of the net deferred tax assets, all or a portion of the $3.0 million valuation allowance as of December 31, 2024, would be reversed as a benefit to the provision for income taxes in the period such determination was made.

Avalon Holdings Corporation and Subsidiaries

C o n s o l i d a t e d  B a l a n c e  S h e e t s

(in thousands, except for share data)

	December 31,
	2024	2023
Assets
Current Assets:
Cash and cash equivalents	$2,803	$1,187
Accounts receivable, less allowance for credit losses of $260 at December 31, 2024 and December 31, 2023	8,595	9,499
Unbilled membership dues receivable	582	567
Inventories	1,558	1,662
Prepaid expenses	1,003	1,116
Other current assets	15	14
Total current assets	14,556	14,045

Property and equipment, net	55,582	56,630
Property and equipment under finance leases, net	5,647	5,711
Operating lease right-of-use assets	1,383	1,270
Restricted cash	8,958	10,265
Noncurrent deferred tax asset, net	27	8
Other assets, net	33	36
Total assets	$86,186	$87,965

Liabilities and Equity
Current liabilities:
Current portion of long-term debt	$575	$538
Current portion of obligations under finance leases	201	198
Current portion of obligations under operating leases	365	432
Accounts payable	7,116	9,657
Accrued payroll and other compensation	1,064	1,277
Accrued taxes	594	539
Deferred membership dues revenue	3,524	3,443
Other liabilities and accrued expenses	2,024	1,825
Total current liabilities	15,463	17,909

Long-term debt, net of current portion	28,646	29,220
Line of credit	3,200	3,200
Obligations under finance leases, net of current portion	707	598
Obligations under operating leases, net of current portion	1,018	838
Asset retirement obligation	100	100
Commitments and contingencies (Note 17)

Equity:
Avalon Holdings Corporation Shareholders' Equity:
Class A Common Stock, $.01 par value, one vote per share: authorized 10,500,000 shares; issued and outstanding 3,287,647 shares at December 31, 2024 and 2023	33	33
Class B Common Stock, $.01 par value, ten votes per share: authorized 1,000,000 shares; issued and outstanding 611,784 shares at December 31, 2024 and 2023	6	6
Paid-in capital	59,206	59,206
Accumulated deficit	(21,211)	(22,529)
Total Avalon Holdings Corporation Shareholders' Equity	38,034	36,716
Non-controlling interest in subsidiaries	(982)	(616)
Total equity	37,052	36,100
Total liabilities and equity	$86,186	$87,965

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

C o n s o l i d a t e d  S t a t e m e n t s  o f  O p e r a t i o n s

(in thousands, except for per share amounts)

	Years Ended December 31,
	2024	2023

Net operating revenues:
Waste management services	$45,922	$44,611

Food, beverage and merchandise sales	13,537	13,491
Other golf and related operations	24,336	22,797
Total golf and related operations	37,873	36,288
Total net operating revenues	83,795	80,899

Costs and expenses:
Waste management services operating costs	35,940	35,642
Cost of food, beverage and merchandise	6,105	6,318
Golf and related operations operating costs	24,521	24,775
Depreciation and amortization expense	3,906	3,826
Selling, general and administrative expenses	10,248	10,227
Operating income	3,075	111

Other income (expense):
Interest expense, net	(2,040)	(2,098)
Other income, net	7	-
Income (loss) before income taxes	1,042	(1,987)

Provision for income taxes	90	57
Net income (loss)	952	(2,044)

Less net loss attributable to non-controlling interest in subsidiaries	(366)	(269)
Net income (loss) attributable to Avalon Holdings Corporation common shareholders	$1,318	$(1,775)

Income (loss) per share attributable to Avalon Holdings Corporation common shareholders:
Basic and diluted net income (loss) per share	$0.34	$(0.46)

Weighted average shares outstanding - basic and diluted	3,899	3,899

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

C o n s o l i d a t e d  S t a t e m e n t s  o f  C a s h  F l o w s

(in thousands)

	Years Ended December 31,
	2024	2023

Cash flows from operating activities:
Net income (loss)	$952	$(2,044)
Reconciliation of net income (loss) to cash provided by operating activities:
Depreciation and amortization expense	3,906	3,826
Amortization of debt issuance costs	60	60
Compensation costs - stock options	-	1
Provision for losses on accounts receivable	64	56
Gain on disposal of equipment	(7)	-
Noncurrent deferred tax asset, net	(19)	-
Change in operating assets and liabilities:
Accounts receivable	840	1,572
Unbilled membership dues receivable	(15)	32
Inventories	104	(201)
Prepaid expenses	113	56
Other assets, net	2	91
Accounts payable	(2,749)	(1,359)
Accrued payroll and other compensation	(213)	288
Accrued taxes	55	(104)
Deferred membership dues revenue	81	(200)
Other liabilities and accrued expenses	199	281
Net cash provided by operating activities	3,373	2,355

Cash flows from investing activities:
Capital expenditures	(2,253)	(3,897)
Proceeds from disposal of equipment	7	-
Net cash used in investing activities	(2,246)	(3,897)

Cash flows from financing activities:
Principal payments on term loan facilities	(597)	(563)
Principal payments on finance lease obligations	(221)	(143)
Borrowings under line of credit facility	-	1,650
Net cash (used in) provided by financing activities	(818)	944

Increase (decrease) in cash, cash equivalents and restricted cash	309	(598)
Cash, cash equivalents and restricted cash at beginning of year	11,452	12,050
Cash, cash equivalents and restricted cash at end of year	$11,761	$11,452

Supplemental disclosure of cash flow information:

Significant non-cash operating and investing activities:
Capital expenditures included in accounts payable	$208	$21
Significant non-cash investing and financing activities:
Operating lease right-of-use assets in exchange for lease obligations	$684	$323
Finance lease obligations incurred	$333	$443

Cash paid during the year for interest	$2,184	$2,009
Cash paid during the year for income taxes	$34	$162

For supplemental cash flow information regarding income taxes, see Note 10.

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

C o n s o l i d a t e d  S t a t e m e n t s  o f  S h a r e h o l d e r s ’  E q u i t y

(in thousands, except for share data)

	For the Years Ended December 31, 2024 and 2023

							Total
	Common Stock						Avalon	Non-controlling
	Shares		Amount		Paid-in	Accumulated	Shareholders'	Interest in
	Class A	Class B	Class A	Class B	Capital	Deficit	Equity	Subsidiary	Total

Balance at January 1, 2023	3,287,647	611,784	$33	$6	$59,205	$(20,754)	$38,490	$(347)	$38,143

Stock options - compensation costs	-	-	-	-	1	-	1	-	1

Net loss	-	-	-	-	-	(1,775)	(1,775)	(269)	(2,044)

Balance at December 31, 2023	3,287,647	611,784	33	6	59,206	(22,529)	36,716	(616)	36,100

Net income (loss)	-	-	-	-	-	1,318	1,318	(366)	952

Balance at December 31, 2024	3,287,647	611,784	$33	$6	$59,206	$(21,211)	$38,034	$(982)	$37,052

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

Reclassifications

For the year ending December 31, 2023, approximately $0.4 million of other income on the consolidated statements of operations has been reclassified to other golf and related operations revenues to conform to the presentation for 2024. Such reclassifications had no effect on changes in operations.

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

Restricted Cash

Cash and cash equivalents that are restricted as to withdrawal or use under the terms of certain contractual agreements are recorded in restricted cash on the Consolidated Balance Sheets. Restricted cash of $9.0 million and $10.3 million at December 31, 2024 and 2023, respectively, consists of loan proceeds deposited into a project fund account to fund costs associated with the renovation and expansion of The Grand Resort and the Avalon Field Club at New Castle in accordance with the provisions of the loan and security agreement (See Notes 4 and 9).

Avalon Holdings Corporation and Subsidiaries

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost of inventories is determined by the average cost method. If necessary, a provision for potentially obsolete or slow-moving inventory is made based on management’s analysis of inventory levels and future sales forecasts.

Financial Instruments

The Company follows the guidance included in the Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, for its financial assets and liabilities. The fair value of financial instruments consisting of cash, cash equivalents, restricted cash, accounts receivable, and accounts payable at December 31, 2024 and 2023 approximates carrying value due to the relative short maturity of these financial instruments.

The fair value of the Company’s term loan approximates carrying value at December 31, 2024 and 2023, as neither the Company’s credit rating nor credit conditions have changed substantially since the debt was refinanced.

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

Leases

Avalon applies FASB Accounting Standards Update (“ASU”) 2016-02, Leases. The standard establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the statements of operations as either rental expense for operating leases and depreciation and interest expense for finance leases (See Note 7).

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

In accordance with ASC 810-10, AWMS Holdings, LLC, Avalon Med Spa, LLC and Avalon Dermatology, LLC are VIEs, and their financial statements are included in Avalon’s consolidated financial statements. ASC 810-10 requires non-controlling interests to be reported as a separate component of equity. The amount of net loss attributable to the non-controlling interest is recorded in “net loss attributable to non-controlling interest in subsidiaries” in our Consolidated Statements of Operations (See Note 16).

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

Avalon Holdings Corporation and Subsidiaries

Asset Retirement Obligation

Avalon recorded an estimated asset retirement obligation of $0.1 million at December 31, 2024 and 2023, respectively, to plug and abandon the two salt water injection wells based upon an estimate from an experienced and qualified third party.

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

Avalon reviewed the carrying value of its long-lived assets in accordance with FASB ASC 360-10-35, Property, Plant and Equipment – Overall – Subsequent Measurement. Avalon does not believe there was a triggering event in 2024 or 2023 as future cash flows have not changed significantly and asset values have remained relatively stable.

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

Note 3. Recent Accounting Pronouncements

The Company has adopted ASU 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures, effective retrospectively as of the fiscal year ended December 31, 2024. ASU 2023-07 enhances the disclosures required for operating segments in the Company’s annual and interim consolidated financial statements. As a result of adoption, the Company’s segment disclosure now includes significant expense categories. The Company’s primary segment measure remains unchanged. See Note 15, Business Segment Information for enhanced disclosures associated with the adoption of ASU 2023-07.

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

Avalon Holdings Corporation and Subsidiaries

All other new accounting pronouncements that have been issued, but not yet effective are currently being evaluated and at this time are not expected to have a material impact on the Company’s financial position or results of operations.

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

Cash that is restricted as to withdrawal or use under the terms of certain contractual agreements are recorded in restricted cash on the Consolidated Balance Sheets. Restricted cash consists of loan proceeds deposited into a project fund account to fund costs associated with the renovation and expansion of The Grand Resort and the Avalon Field Club at New Castle in accordance with the provisions of the loan and security agreement (See Note 9).

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the Consolidated Balance Sheets that sum to the total of the same such amounts shown in the Consolidated Statements of Cash Flows. Cash, cash equivalents and restricted cash consist of the following at December 31, 2024 and 2023 (in thousands):

	2024	2023
Cash and cash equivalents	$2,803	$1,187
Restricted cash	8,958	10,265
Total cash, cash equivalents and restricted cash	$11,761	$11,452

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

Avalon Holdings Corporation and Subsidiaries

Avalon is a minority owner with managerial control over two salt water injection wells and its associated facility. Operations of the salt water injection wells have been suspended in accordance with the Chief of the Division of Oil and Gas Resources Management order (See Note 17). Due to the suspension of the salt water injection wells, there were no operating revenues for the years ended December 31, 2024 and 2023.

For the years ended December 31, 2024 and 2023, the net operating revenues related to waste management services represented approximately 55% respectively, of Avalon’s total consolidated net operating revenues. For the year ended December 31, 2024, one customer accounted for 10% of the waste management services segment’s net operating revenues to external customers and 6% of the consolidated net operating revenues. For the year ended December 31, 2023, one customer accounted for 12% of the waste management services segment’s net operating revenues to external customers and 6% of the consolidated net operating revenues.

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

Avalon Holdings Corporation and Subsidiaries

Golf and Related Operations

Avalon’s golf and related operations include the operation and management of four golf courses and associated clubhouses, recreation and fitness centers, tennis courts, salon and spa services, dermatology services, dining and banquet facilities. The golf and related operations also include the operation of a hotel and its resort related amenities including dining, banquet and conference facilities, fitness center, swimming pools, salon and spa and tennis courts. Revenues for the golf and related operations consists primarily of food, beverage and merchandise sales, membership dues, greens fees and associated cart rentals, room rentals and salon and spa services. Due to adverse weather conditions, net operating revenues relating to the golf courses, which are located in northeast Ohio and Pennsylvania, were minimal during the first three months of 2024 and 2023.

For the years ended December 31, 2024 and 2023, the net operating revenues related to the golf and related operations represented approximately 45% respectively, of Avalon’s total consolidated net operating revenues. For both the years ended December 31, 2024 and 2023, no one customer individually accounted for 10% or more of Avalon’s golf and related operations segment revenues.

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

Avalon Holdings Corporation and Subsidiaries

The following table presents our net operating revenues disaggregated by revenue source for the years ended December 31, 2024 and 2023 (in thousands). Sales and other taxes are excluded from revenues.

	2024	2023
Waste management and brokerage services	$42,862	$41,578
Captive landfill management operations	3,060	3,033
Total waste management services revenues	45,922	44,611
Food, beverage and merchandise sales	13,537	13,491
Membership dues revenue	7,430	7,341
Room rental revenue	7,227	6,435
Greens fees and cart rental revenue	3,336	3,300
Salon and spa services	3,763	2,989
Fitness and tennis lesson revenue	321	394
Other revenue	2,259	2,338
Total golf and related operations revenue	37,873	36,288
Total net operating revenues	$83,795	$80,899

Avalon does not have operations located outside the United States and, accordingly, geographical revenue information is not presented.

Receivables, Net

Receivables, net, include amounts billed and currently due from customers. The amounts due are stated at their net realizable value. At December 31, 2024 and 2023, accounts receivable, net, related to our waste management services segment were approximately $7.5 million and $8.4 million, respectively. At December 31, 2024 one customer accounted for 14% of the waste management service’s segment and 12% consolidated net receivables. At December 31, 2023, no one customer accounted for 10% or more of the waste management service’s segment or consolidated net receivables. Accounts receivable, net, related to our golf and related operations segment were approximately $1.1 million at December 31, 2024 and 2023, respectively. No one customer of the golf and related operations segment accounted for 10% or more of Avalon’s golf and related operations segment or consolidated net receivables at December 31, 2024 and 2023.

The Company maintains an allowance for credit losses to provide for the estimated amount of receivables that will not be collected. Customer accounts that are outstanding longer than the contractual payment terms are considered past due. Avalon determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, Avalon’s previous accounts receivable loss history, the customer’s current ability to pay its obligation to Avalon and the condition of the general economy and the industry as a whole. Avalon writes off accounts receivable when they become uncollectible. Payments subsequently received on such receivables are credited to the allowance for credit losses, or to income, as appropriate under the circumstances. Allowance for credit losses was approximately $0.3 million at both December 31, 2024 and 2023.

The following table presents changes in our allowance for credit losses during the years ended at December 31, 2024 and 2023 (in thousands):

		Provision	Write-offs
	Balance at	for Credit	less	Balance at
	Beginning of Period	Losses	Recoveries	End of Period
Allowance for credit losses
Year ended December 31, 2024	$260	$64	$(64)	$260
Year ended December 31, 2023	$260	$56	$(56)	$260

Avalon Holdings Corporation and Subsidiaries

Contract Assets

Contract assets include unbilled membership dues receivables related to the Avalon Golf and Country Club for the customers membership commitment which are billed on a monthly basis over the course of the annual agreement. Such amounts are stated at their net realizable value. Contract assets related to unbilled membership dues are classified as current as revenue related to such agreements is recognized within the annual membership period. Unbilled membership receivables in our Consolidated Balance Sheets were approximately $0.6 million at December 31, 2024 and 2023, respectively.

The following table presents changes in our contract assets during the years ended December 31, 2024 and 2023 (in thousands):

		Unbilled
	Balance at	Membership		Balance at
	Beginning of Period	Dues	Billings	End of Period
Contract Assets:
Unbilled membership dues receivable
Year ended December 31, 2024	$567	$1,921	$(1,906)	$582
Year ended December 31, 2023	$599	$1,892	$(1,924)	$567

Contract Liabilities

Contract liabilities include unrecognized or deferred revenues relating to membership dues and customer advance deposits. We record deferred revenue when cash payments are received in advance of satisfying our performance obligation. We classify deferred membership dues revenue as current based on the timing of when we expect to recognize revenue for the membership commitment based on the Company satisfying the stand ready performance obligation throughout the annual membership period. The unrecognized or deferred revenues related to membership dues in our Consolidated Balance Sheets were approximately $3.5 million and $3.4 million at December 31, 2024 and 2023, respectively.

Customer advance deposits are recorded as a liability until the goods or services are provided to the customer. Generally, customer advances, and corresponding performance obligation are satisfied within 12 months of the date of receipt of advance payment. The unrecognized revenues related to customer advance deposits are recorded in “Other liabilities and accrued expenses” in our Consolidated Balance Sheets. Customer advance deposits were approximately $1.6 million and $1.2 million at December 31, 2024 and 2023, respectively.

The following table presents changes in our contract liabilities during the years ended December 31, 2024 and 2023 (in thousands):

	Balance at		Revenue	Balance at
	Beginning of Period	Billings	Recognized	End of Period
Contract Liabilities:
Deferred membership dues revenue
Year ended December 31, 2024	$3,443	$7,511	$(7,430)	$3,524
Year ended December 31, 2023	$3,643	$7,141	$(7,341)	$3,443
Customer advance deposits
Year ended December 31, 2024	$1,223	$3,016	$(2,674)	$1,565
Year ended December 31, 2023	$965	$3,030	$(2,772)	$1,223

Avalon Holdings Corporation and Subsidiaries

Note 6. Property and Equipment

Property and equipment at December 31, 2024 and 2023 consists of the following (in thousands):

	2024	2023
Land and land improvements	$17,071	$17,052
Buildings and improvements	54,673	54,171
Machinery and equipment	9,866	9,490
Office furniture and fixtures	10,568	10,346
Vehicles	1,065	976
Construction in progress	1,136	10
	94,379	92,045
Less accumulated depreciation and amortization	(38,797)	(35,415)
Property and equipment, net	$55,582	$56,630

At December 31, 2024 and 2023, the Company did not have any significant fixed contractual commitments for construction projects.

Note 7. Leases

Operating Leases

Avalon leases golf carts and associated GPS equipment, machinery and equipment for the landfill operations, furniture and fixtures for The Grand Resort and office copiers under operating leases. Our operating leases have remaining lease terms ranging from less than 1 year to 5.0 years. The weighted average remaining lease term on operating leases was approximately 4.0 years and 3.4 years at December 31, 2024 and 2023, respectively.

During 2024, the Company entered into new operating lease agreements for golf carts and equipment. The Company recorded operating lease right-of-use assets and corresponding obligations under the operating leases of approximately $0.7 million. During 2023, the Company entered into new operating lease agreements for a golf carts, GPS equipment and office printers. The Company recorded operating lease right-of-use assets and corresponding obligations under the operating leases of approximately $0.3 million.

Leased property and associated obligations under operating leases at December 31, 2024 and 2023 consists of the following (in thousands):

	2024	2023
Operating lease right-of-use assets	$1,383	$1,270

Current portion of obligations under operating leases	$365	$432
Long-term portion of obligations under operating leases	1,018	838
Total obligations under operating leases	$1,383	$1,270

The weighted average discount rate on operating leases was 6.6% at December 31, 2024 and 5.9% at December 31, 2023.

Finance Leases

In November 2003, Avalon entered into a long-term agreement with Squaw Creek Country Club to lease and operate its golf course and related facilities. The lease has an initial term of ten (10) years with four (4) consecutive ten (10) year renewal term options unilaterally exercisable by Avalon. Under the lease, Avalon is obligated to pay $15,000 in annual rent and make leasehold improvements of $150,000 per year. Amounts expended by Avalon for leasehold improvements during a given year in excess of $150,000 will be carried forward and applied to future leasehold improvement obligations. Based upon the amount of leasehold improvements already made, Avalon expects to exercise all its remaining renewal options. At December 31, 2024 there were approximately 28.8 years remaining on the golf course and related facilities finance lease.

In addition, the Company also entered into lease agreements for vehicles, golf course maintenance and restaurant equipment which were determined to be finance leases. At December 31, 2024, the vehicles, golf course maintenance and restaurant equipment have remaining lease terms ranging from less than one year to 5.0 years. The weighted average remaining lease term on the vehicles and equipment leases was approximately 3.8 years and 3.4 years at December 31, 2024 and 2023, respectively.

Avalon Holdings Corporation and Subsidiaries

Leased property and associated obligations under finance leases at December 31, 2024 and 2023 consist of the following (in thousands):

	2024	2023
Leased property under finance leases	$13,554	$13,131
Less accumulated amortization	(7,907)	(7,420)
Leased property under finace leases, net	$5,647	$5,711

Current portion of obligations under finance leases	$201	$198
Long-term portion of obligations under finance leases	707	598
Total obligations under finance leases	$908	$796

The weighted average discount rate on finance leases was 7.8% at December 31, 2024 and 6.3% at December 31, 2023.

For the years ended December 31, 2024 and 2023, components of lease expense were as follows (in thousands):

	2024	2023
Operating lease cost:
Rental expense	$627	$736

Finance lease cost:
Depreciation expense	$535	$498
Interest expense	43	33
Total finance lease cost	$578	$531

For the twelve months ending December 31, future commitments under long-term, operating and finance leases are as follows (in thousands):

	Finance	Operating	Total
2025	$264	$451	$715
2026	239	427	666
2027	189	330	519
2028	152	224	376
2029	64	164	228
Thereafter	346	-	346
Total lease payments	1,254	1,596	2,850
Less imputed interest	346	213	559
Total	908	1,383	2,291
Less current portion of obligations under leases	201	365	566
Long-term portion of obligations under leases	$707	$1,018	$1,725

Note 8. Basic and Diluted Net Income (Loss) per Share

Basic net income (loss) per share attributable to Avalon Holdings Corporation common shareholders is computed by dividing the net income (loss) attributable to Avalon Holdings Corporation common shareholders by the weighted average number of common shares outstanding. For both the years ended December 31, 2024 and 2023, the weighted average number of common shares outstanding was 3,899,431.

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

For both years ending December 31, 2024 and 2023 there was no outstanding options, therefore, no dilution.

Avalon Holdings Corporation and Subsidiaries

Note 9. Term Loans and Line of Credit Agreements

2022 Term Loan Agreement

On August 5, 2022, Avalon and certain direct and indirect wholly owned subsidiaries entered into a loan and security agreement (the “2022 Term Loan Agreement”) with Laurel Capital Corporation which provided for a $31.0 million term loan. At closing, $20.2 million of the proceeds were used to pay off and refinance amounts outstanding and associated interest under our 2019 Term Loan Agreement with Laurel Capital Corporation and $0.4 million of the proceeds were utilized to pay transaction costs. The remaining proceeds of approximately $10.4 million were deposited into a project fund account for which those proceeds are to fund future costs of renovating and expanding both The Grand Resort and the Avalon Field Club at New Castle. At December 31, 2024 and 2023 the balance of “Restricted Cash” is $9.0 million and $10.3 million, respectively, and presented in the Consolidated Balance Sheets. The monies are earning nominal interest. The 2019 Term Loan Agreement was terminated in conjunction with the 2022 Term Loan Agreement.

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

Borrowings under the 2022 Term Loan Agreement are secured by certain real property and related business assets as defined in the agreement. The 2022 Term Loan Agreement contains a Fixed Charge Coverage Ratio requirement of at least 1.20 tested on an annual basis on December 31 of each year. The 2022 Term Loan also contains other nonfinancial covenants, customary representations, warranties and events of default. Avalon was in compliance with the 2022 Term Loan Agreement covenants at December 31, 2024 and 2023.

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

Line of Credit Agreement

On May 31, 2018, Avalon entered into a business loan agreement with Premier Bank, (the “Line of Credit Agreement”) which provides for a line of credit of up to $5.0 million. On September 23, 2024, the Company amended the Line of Credit Agreement to extend the maturity date to July 31, 2026. Under the Line of Credit Agreement, borrowings in excess of $1.0 million are subject to a borrowing base which is calculated based off a specific level of eligible accounts receivable of the waste management business as defined in the agreement.

At December 31, 2024 and 2023, approximately $3.2 million was outstanding under the Line of Credit Agreement. At December 31, 2024 and 2023, approximately $1.8 million, was available under the Line of Credit Agreement. Outstanding borrowings under the Line of Credit Agreement bear interest at Prime Rate plus .25%. At December 31, 2024, the interest rate on the Line of Credit Agreement was 7.75%.

Borrowings under the Line of Credit Agreement are secured by certain business assets of the Company including accounts receivable, inventory and equipment. The Line of Credit Agreement contains a Fixed Charge Coverage Ratio requirement of at least 1.20 tested on an annual basis on December 31 of each year. The Line of Credit Agreement also contains other nonfinancial covenants, customary representations, warranties and events of default. Avalon was in compliance with the Line of Credit Agreements covenants at December 31, 2024 and 2023.

Avalon Holdings Corporation and Subsidiaries

During the years ended December 31, 2024 and 2023, the weighted average interest rate on all outstanding borrowings was 6.24% and 6.17%, respectively.

Obligations under the Company’s term loan agreements at December 31, 2024 and 2023 consist of the following (in thousands):

	December 31, 2024
	Gross Amount	Debt Issuance Costs	Net Amount
2022 Term Loan Agreement	$29,660	$(439)	$29,221
Less current portion	635	(60)	575
Long-term debt	$29,025	$(379)	$28,646

	December 31, 2023
	Gross Amount	Debt Issuance Costs	Net Amount
2022 Term Loan Agreement	$30,257	$(499)	$29,758
Less current portion	598	(60)	538
Long-term debt	$29,659	$(439)	$29,220

For the twelve months ending December 31, future maturities under the Company’s 2022 Term Loan and Line of Credit Agreements are as follows (in thousands):

2025	$635
2026	3,874
2027	715
2028	759
2029	806
Thereafter	26,071
Total	$32,860

Note 10. Income Taxes

Income before income taxes for each of the two years in the period ended December 31, 2024 was subject to taxation under United States jurisdictions only. The provision for income taxes consists of the following (in thousands):

	2024	2023
Current:
Federal	$-	$(3)
State	109	60
Total current income taxes	109	57
Deferred:
Federal	-	-
State	(19)	-
Total deferred income taxes	(19)	-
Total provision for income taxes	$90	$57

Avalon Holdings Corporation and Subsidiaries

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2024 and 2023 are as follows (in thousands):

	2024	2023
Deferred tax assets:
Accounts receivable, credit losses	$65	$63
Reserves not deductible until paid	122	6
Net operating loss carryforwards
Federal	1,270	2,030
State	592	579
Federal tax credit	1,408	1,261
Operating lease liabilities	351	337
Section 163(j) business interest expense carryforward	857	682
Other	126	22
Gross deferred tax assets	4,791	4,980
Less valuation allowance	(3,018)	(2,965)
Deferred tax assets net of valuation allowance	$1,773	$2,015

Deferred tax liabilities:
Property and equipment	$(1,395)	$(1,670)
Operating lease right of use assets	(351)	(337)
Gross deferred tax liabilities	$(1,746)	$(2,007)
Net deferred tax asset	$27	$8

The $1.7 million of deferred tax liabilities will reverse in the same period and jurisdiction and is of the same character as the temporary differences giving rise to the $1.8 million of deferred tax assets. Avalon has not provided a valuation allowance on the amount of deferred tax assets that it estimates will be utilized. If future taxable income is less than the amount that has been assumed in assessing the recoverability of the deferred tax assets, then an increase in the valuation allowance will be required, with a corresponding increase to income tax expense. Likewise, should Avalon ascertain in the future that it is more likely than not that deferred tax assets will be realized in excess of the net deferred tax assets, all or a portion of the $3.0 million valuation allowance as of December 31, 2024, would be reversed as a benefit to the provision for income taxes in the period such determination was made.

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to the income before income taxes as a result of the following for each of the years ended December 31, 2024 and 2023 (in thousands):

	2024	2023
Income (loss) before income taxes	$1,042	$(1,987)
Less net loss attributable to non-controlling interest in subsidiary	(366)	(269)
Income (loss) before income taxes attributable to
Avalon Holdings Corporation common shareholders	1,408	(1,718)
Federal statutory rate	21%	21%
Computed Federal provision (benefit) for income taxes	296	(361)
State income taxes, net of federal income tax benefits	71	47
Change in valuation allowance	53	477
Increase in available federal tax credit	(187)	(185)
Other nondeductible expenses	41	41
Adjustment to deferred tax balances	(184)	38
Total provision for income taxes	$90	$57

Avalon is subject to income taxes in the U.S. federal and various states jurisdictions. With few exceptions, Avalon is no longer subject to U.S. federal, state and local income tax examinations by taxing authorities for the years before 2021. Avalon recognizes any interest and penalty assessed by taxing authorities as a component of interest expense and other expense, respectively. There were no accruals for the payment of interest and penalties for 2024 and 2023.

Avalon Holdings Corporation and Subsidiaries

Avalon made net income tax payments of approximately $34,000 and $0.2 million in 2024 and 2023, respectively. At December 31, 2024, Avalon has taxable loss carryforwards for federal income tax purposes aggregating approximately $6.0 million which are available to offset future federal taxable income. Legislation under the Tax Act allows for corporations to carryforward net operating losses generated beginning in 2018 indefinitely.  Net operating losses generated in 2018 may offset 80% of future taxable income. Of the $6.0 million taxable loss carryforwards, $2.1 million is carryforward indefinitely to offset 80% of future taxable income. Net operating losses generated prior to 2018 expire in 2025 through 2037. In addition, at December 31, 2024, certain subsidiaries of Avalon have net operating loss carryforwards for state purposes of approximately $16.3 million which are available to offset future state taxable income. These carryforwards expire at various dates through 2042. A valuation allowance has been provided because it is more likely than not that the deferred tax assets relating to certain federal and state loss carryforwards will not be realized.

Note 11. Retirement Benefits

Avalon sponsors a defined contribution profit sharing plan that is a qualified tax deferred benefit plan under Section 401(k) of the Internal Revenue Code (the “Plan”). Substantially all employees are eligible to participate in the Plan. The Plan provides for employer discretionary cash contributions as determined by Avalon’s Board of Directors. Discretionary contributions vest on a graduated basis and become 100% vested after five years of service. Plan participants may also contribute a portion of their annual compensation to the Plan, subject to maximums imposed by the Internal Revenue Code and related regulations. The Board decided not to make a discretionary employer contribution for 2024 or 2023.

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

At December 31, 2024 and 2023, all options to purchase shares granted were cancelled as the options did not meet the predetermined stock price within the three years following the contractual vesting period. Additionally, all remaining shares previously granted expired. At December 31, 2024 and 2023, there are no outstanding options.

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

There were no compensation costs for the year ending December 31, 2024. Compensation costs were approximately $1,000 for the year ending December 31, 2023. For the year ending December 31, 2024 there were no unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Plan.

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

Avalon Holdings Corporation and Subsidiaries

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

Note 15. Business Segment Information

In determining the segment information, Avalon considered its operating and management structure and the types of information subject to regular review by its chief operating decision maker (“CODM”), who is the company’s Chief Executive Officer, in deciding how to allocate resources and assess performance. Using the criteria of FASB ASC 280 Segment Reporting, Avalon’s reportable segments include waste management services and golf and related operations. Avalon accounts for intersegment net operating revenues as if the transactions were to third parties. The segment disclosures are presented on this basis for all years presented.

Avalon’s primary business segment, the waste management services segment, provides hazardous and nonhazardous brokerage and management services to industrial, commercial, municipal and governmental customers, captive landfill management for an industrial customer and salt water injection well operations.

Avalon’s golf and related operations segment consists of four golf courses and associated clubhouses which provide dining and banquet facilities, a hotel which provides lodging and resort related amenities including dining, banquet and conference facilities, a multipurpose recreation center, a med spa and dermatology center. Revenue for the golf and related operations segment consists primarily of membership dues, greens fees, cart rentals, room rentals, merchandise sales, tennis and fitness activities, salon and spa services and food and beverage sales.

Avalon does not have operations located outside the United States and, accordingly, geographical segment information is not presented. In 2024, one customer accounted for 10% of the waste management services segment’s net operating revenues to external customers and 6% of the consolidated net operating revenues. In 2023, one customer accounted for 12% of the waste management services segment’s net operating revenues to external customer and 6% of the consolidated net operating revenues.

Revenue and income (loss) before taxes for each segment are used by the CODM to assess the performance of each segment in the financial period. The CODM assesses revenue and income (loss) before taxes as the measure to make resource (including financial or capital resources) allocation decisions for each segment. The CODM considers expectations and variances on a quarterly basis when evaluating performance for each segment and making decisions about capital allocation. The accounting policies of the segments are consistent with those described for the consolidated financial statements in the summary of significant accounting policies (See Note 2). Intercompany revenue and expense amounts have been eliminated within each segment to report on the basis that management uses internally for evaluating segment performance.

Avalon Holdings Corporation and Subsidiaries

Business segment information including the reconciliation of segment income (loss) to consolidated income (loss) before income taxes is as follows (in thousands):

	Year Ended December 31, 2024
	Waste Management Services	Golf and Related Operations	Corporate	Total

Income (loss) before income taxes:
Revenue	$45,922	$37,873	$-	$83,795

Expenses
Cost of operations	(35,940)	(30,626)	-	(66,566)
Selling, general and administrative	(4,954)	(2,148)	(3,146)	(10,248)
Depreciation and amortization	(196)	(3,480)	(230)	(3,906)
Interest expense, net	(27)	(30)	(1,983)	(2,040)
Other	7	-	-	7
Income (loss) before taxes	$4,812	$1,589	$(5,359)	$1,042

	Year Ended December 31, 2023
	Waste Management Services	Golf and Related Operations	Corporate	Total

Income (loss) before income taxes:
Revenue	$44,611	$36,288	$-	$80,899

Expenses
Cost of operations	(35,642)	(31,093)	-	(66,735)
Selling, general and administrative	(4,847)	(1,885)	(3,495)	(10,227)
Depreciation and amortization	(109)	(3,464)	(253)	(3,826)
Interest expense, net	-	(30)	(2,068)	(2,098)
Income (loss) before taxes	$4,013	$(184)	$(5,816)	$(1,987)

	Year Ended December 31,
	2024	2023
Capital expenditures:
Waste management services	$291	$205
Golf and related operations	2,118	3,620
Corporate	52	93
Total capital expenditures	$2,461	$3,918

	Year Ended December 31,
	2024	2023
Total assets:
Waste management services	$35,100	$35,839
Golf and related operations	62,500	63,670
Corporate	64,247	65,453
Subtotal	161,847	164,962
Elimination of intersegment receivables	(75,661)	(76,997)
Total assets	$86,186	$87,965

In comparing total assets at December 31, 2024 with those at December 31, 2023, the decrease in the total assets of the waste management services segment of approximately $0.7 million was primarily a result of a decrease in intersegment accounts receivable. The decrease in total assets of the golf and related operations segment of $1.2 million was attributed to a decrease in net property and equipment as a result of current year depreciation. The decrease in corporate total assets of approximately $1.2 million was primarily due to a decrease in restricted cash as these monies were utilized to fund costs associated with the renovation and expansion of The Grand Resort and the Avalon Field Club at New Castle.

Avalon Holdings Corporation and Subsidiaries

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

As a result of a private placement offering, Avalon is not the majority owner of AWMS Holdings, LLC. At December 31, 2024 and 2023, respectively, Avalon owns approximately 47% of AWMS Holdings, LLC. In accordance with ASC 810-10 and related amendment, due to the managerial control of American Water Solutions, LLC, AWMS Holdings, LLC is a VIE, and the financial statements of AWMS Holdings, LLC and subsidiaries are included in Avalon’s consolidated financial statements. ASC 810-10 requires noncontrolling interests to be reported as a separate component of equity. The amount of net loss attributable to the noncontrolling interest is recorded in “net loss attributable to noncontrolling interest” in our Consolidated Statements of Operations. Avalon’s net loss attributable to the noncontrolling interest in AWMS Holdings, LLC was $0.1 million during each of the years ended December 31, 2024 and 2023, respectively.

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

In 2021, Avalon made a capital contribution totaling $359,000, which included cash and certain equipment, in exchange for membership units of Avalon Med Spa, LLC. Through a private placement offering for the purchase of membership units, Avalon Med Spa, LLC raised $358,000 from accredited investors in August 2021. In March 2022, Avalon and accredited investors made additional capital contributions of $143,000 and $142,000, respectively. An outside director of Avalon, who qualified as an accredited investor, invested less than 10% of the total investment in Avalon Med Spa, LLC. Avalon is the majority owner of Avalon Med Spa, LLC owning 50.1% of the company at both December 31, 2024 and 2023, respectively.

In accordance with ASC 810-10 and related amendment, Avalon Med Spa, LLC is a VIE, and the financial statements of Avalon Med Spa, LLC are included in Avalon’s consolidated financial statements. ASC 810-10 requires noncontrolling interests to be reported as a separate component of equity. The amount of net loss attributable to the noncontrolling interest is recorded in “net loss attributable to noncontrolling interest” in our Consolidated Statements of Operations. Avalon’s net loss attributable to the noncontrolling interest in Avalon Med Spa, LLC, LLC was $0.2 million during each of the years ended December 31, 2024 and 2023, respectively.

Avalon Dermatology, LLC

In March 2024, Avalon created a new Ohio limited liability company, Avalon Dermatology, LLC. Avalon Dermatology, LLC provides dermatology services provided by a board licensed dermatologist. Avalon will manage all decisions regarding the dermatology operation for a percentage of gross revenues. An outside director of Avalon, who qualified as an accredited investor maintains 49.9% of the total ownership in Avalon Dermatology, LLC. Avalon is the majority owner of Avalon Dermatology, LLC owning 50.1% of the company. Avalon made capital contributions of approximately $0.2 million, which included building improvements and the purchases of certain equipment, in exchange for membership units of Avalon Dermatology, LLC.

Avalon Holdings Corporation and Subsidiaries

In accordance with ASC 810-10 and related amendment, Avalon Dermatology, LLC is a VIE, and the financial statements of Avalon Dermatology, LLC are included in Avalon’s consolidated financial statements. ASC 810-10 requires noncontrolling interests to be reported as a separate component of equity. The amount of net loss attributable to the noncontrolling interest is recorded in “net loss attributable to noncontrolling interest” in our Condensed Consolidated Statements of Operations. For the year ending December 31, 2024, net loss attributable to the noncontrolling interest in Avalon Dermatology, LLC was approximately $0.1 million.

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

On March 18, 2019, Avalon received notice that the 11th Appellate District Court in Trumbull County, Ohio issued summary judgment in favor of the Ohio Department of Natural Resources in the writ of mandamus action that resulted from the suspension order of the Company’s salt water injection well. The decision was appealed to the Supreme Court of Ohio on April 5, 2019. Oral arguments in the case occurred on April 7, 2020. On September 23, 2020, the Supreme Court of Ohio ruled in favor of the Company. The Supreme Court of Ohio reversed the decision of the 11th Appellate District Court and remanded the case back to that court for a trial on the merits. The trial occurred in September and October 2021. On December 19, 2022, the 11th Appellate District Court denied the Company’s writ of mandamus action. The Court determined that the Company failed to establish a cognizable property interest that would necessitate a just compensation/takings analysis and accordingly denied the Company’s petition for writ of mandamus. The decision was appealed to the Supreme Court of Ohio on January 30, 2023 and on January 24, 2024 the Supreme Court of Ohio ruled in a unanimous decision to overturn the Court of Appeal’s decision. The Supreme Court of Ohio remanded to the Court again for a decision on the mandamus complaint as to whether the Company suffered a total or partial taking. On September 9, 2024, the Court of Appeals issued a decision in accordance with the remand from the Supreme Court of Ohio.  The Court of Appeals found that there was no categorical ‘taking’ of the Company’s property, but that there was a partial regulatory ‘taking’, and ordered the ODNR to commence appropriations procedures for paying AWMS damages.  The decision by the Court of Appeals also found that the seismicity for which AWMS #2 was suspended did not represent imminent threat or harm, and that Division had prevented the Company’s attempts to reach a resolution of the matter.  Because of the limits on damages set in the decision by the Court of Appeals, the Company again appealed the Court of Appeals decision to the Supreme Court of Ohio on October 11, 2024.

On May 24, 2021, the Company received Chief’s Orders from the Division vacating the September 3, 2014 suspension orders for AWMS #2 and setting conditions for restart of that well. Among these conditions was a limit placed on the seismicity within three miles of the well. Under the Order, if a seismic event with a magnitude 2.1 or above occurs, the well must cease operations for an indefinite period of time until concurrence for subsequent restart is received from the Division. The Company appealed the May 2021 Chief’s Order to the Ohio Oil and Gas Commission, seeking reasonable operating conditions that will allow the facility to operate profitably while protecting human health and property. A hearing in this matter occurred in February 2022. On June 30, 2022, the Oil and Gas Commission rendered their decision for the Division in this matter, once again deferring to the Division in their decision. The Company appealed the decision to the Franklin County Ohio Court of Common Pleas on August 3, 2022. On October 31, 2024 the Franklin County Ohio Court of Common Pleas dismissed the appeal. The Company appealed the dismissal to the Ohio 10th District Court of Appeals on November 26, 2024

Avalon Holdings Corporation and Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Avalon Holdings Corporation

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Avalon Holdings Corporation (an Ohio corporation) and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2024, and the related notes and financial statement schedule included under Item 15(a) (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

March 20, 2025

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

With our participation, an evaluation of the effectiveness of our internal control over financial reporting was conducted as of December 31, 2024, based upon the framework and criteria established in Internal Control – Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024.

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

/s/ Ronald E. Klingle	/s/ Michael J. Havalo
Chief Executive Officer	Chief Financial Officer

March 20, 2025

Avalon Holdings Corporation and Subsidiaries

C o m p a n y  L o c a t i o n  D i r e c t o r y

C o r p o r a t e O f f i c e	G o l f a n d R e l a t e d O p e r a t i o n s

Avalon Holdings Corporation One American Way Warren, Ohio 44484-5555 (330) 856-8800	Avalon Resorts and Clubs, Inc. One American Way Warren, Ohio 44484-5555 (330) 856-8898	Havana Cigar Shop, Inc. 1030 Forker Blvd. Hermitage, Pennsylvania 16148-1566 (330) 856-8898

W a s t e M a n a g e m e n t S e r v i c e s	Avalon Clubs, Inc. One American Way Warren, Ohio 44484-5555 (330) 856-8898	Avalon Mahoning Sports Center, Inc. 1223 W Western Reserve Road Youngstown, Ohio 44514-3545 (330) 758-7400

American Waste Management Services, Inc. One American Way Warren, Ohio 44484-5555 (330) 856-8800	Avalon Resorts, Inc. One American Way Warren, Ohio 44484-5555 (330) 856-8898	Avalon Cigar Shop, Inc. 9519 East Market Street Warren, Ohio 44484-5555 (330) 856-1900

American Landfill Management, Inc. One American Way Warren, Ohio 44484-5555 (330) 856-8800	Avalon Golf and Country Club One American Way Warren, Ohio 44484-5555 (330) 856-8898	Avalon Med Spa, LLC One American Way Warren, Ohio 44484-5555 (330) 856-8898

American Construction Supply, Inc. One American Way Warren, Ohio 44484-5555 (330) 856-8800	Avalon Lakes Golf Course One American Way Warren, Ohio 44484-5555 (330) 856-8898	Avalon Dermatology, LLC One American Way Warren, Ohio 44484-5555 (330) 856-8811

American Water Solutions, LLC One American Way Warren, Ohio 44484-5555 (330) 856-8800	Squaw Creek Golf Course 761 Youngstown-Kingsville Road Vienna, Ohio 44473 (330) 539-5103	Avalon Country Club at Sharon, Inc. 1030 Forker Blvd. Hermitage, Pennsylvania 16148-1566 (724) 981-6700

AWMS Holdings, LLC One American Way Warren, Ohio 44484-5555 (330) 856-8800	The Avalon Resort and Spa LLC 9519 East Market Street Warren, Ohio 44484-5555 (330) 856-1900

AWMS Rt. 169, LLC One American Way Warren, Ohio 44484-5555 (330) 856-8800	Avalon Field Club at New Castle 511 Country Club Drive New Castle, Pennsylvania 16105-0338 (724) 654-1341

Avalon Holdings Corporation and Subsidiaries

D i r e c t o r s a n d O f f i c e r s

D i r e c t o r s	O f f i c e r s

Ronald E. Klingle	Ronald E. Klingle
Chairman of the Board and	Chairman of the Board and Chief Executive Officer
Chief Executive Officer
Executive Committee (Chairman)	Michael J. Havalo
Compensation Committee	Chief Financial Officer, Treasurer and Secretary

Michael J. Havalo	Frances R. Klingle
Chief Financial Officer, Treasurer and	Chief Administrative Officer
Secretary
Compensation Committee (Chairman)	Marjorie J. Patterson
Controller
Christine M. Bell
President, Avalon Golf and Country Club, Inc.
Compensation Committee

Kurtis D. Gramley
Chairman and Chief Executive Officer,
Edgewood Surgical Hospital
Executive Committee
Option Plan Committee

Stephen L. Gordon
Partner, Beveridge & Diamond, P.C.
Compensation Committee
Audit Committee
Option Plan Committee (Chairman)

Timothy C. Coxson
Financial Consultant
Audit Committee (Chairman)
Executive Committee
Option Plan Committee

Avalon Holdings Corporation and Subsidiaries

S h a r e h o l d e r

I n f o r m a t i o n

Common stock information

Avalon’s Class A Common Stock is listed on the NYSE Amex (symbol: AWX). Quarterly stock information for 2024 and 2023 as reported by The Wall Street Journal is as follows:

2024:
Quarter Ended	High	Low	Close
March 31	$2.75	$2.11	$2.65
June 30	2.50	2.00	2.20
September 30	2.69	2.07	2.55
December 31	3.99	2.52	3.87

2023:
Quarter Ended	High	Low	Close
March 31	$3.10	$2.64	$2.65
June 30	2.85	2.22	2.55
September 30	2.66	1.97	1.94
December 31	2.33	1.88	2.39

No dividends were paid during 2024 or 2023.

There are 273 Class A and 9 Class B Common Stock shareholders of record as of the close of business March 10, 2025. The number of holders is based upon the actual holders registered on the records of Avalon’s transfer agent and registrar and does not include holders of shares in “street names” or persons, partnerships, associations, corporations or other entities identified in security position listings maintained by depository trust companies.

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