Form 10-K, Exhibit 13
period 2025-12-31
AVALON HOLDINGS CORP
filed 2026-03-19
CIK 1061069

Exhibit 13.1

Financial Highlights

(in thousands, except for per share amounts)

For the year	2025	2024

Net operating revenues	$83,545	$83,795
Income (loss) before income taxes	(17)	1,042
Net income attributable to
Avalon Holdings Corporation common shareholders	321	1,318
Net income per share attributable to
Avalon Holdings Corporation common shareholders	0.08	0.34

At year-end	2025	2024

Working capital surplus (deficit)	$132	$(907)
Total assets	87,381	86,186
Avalon Holdings Corporation Shareholders' Equity	38,355	38,034

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

Liquidity and Capital Resources

For the year ended December 31, 2025, Avalon utilized existing cash and cash provided by operations to meet operating needs, fund capital expenditures and make required monthly payments on our term loan facility. Cash in our project fund account were also utilized to fund capital expenditures which included the continued remodeling of The Grand Resort as further described below.

2022 Term Loan Agreement

On August 5, 2022, Avalon and certain direct and indirect wholly owned subsidiaries entered into a loan and security agreement (the “2022 Term Loan Agreement”) with Laurel Capital Corporation which provided for a $31.0 million term loan. At closing, $20.2 million of the proceeds were used to pay off and refinance amounts outstanding and associated interest under our 2019 Term Loan Agreement with Laurel Capital Corporation and $0.4 million of the proceeds were utilized to pay transaction costs. The remaining proceeds of approximately $10.4 million were deposited into a project fund account for which those proceeds are to fund future costs of remodeling and expanding Avalon’s Mortgaged property and can also be used to renovate and expand the swimming pool at Squaw Creek. At December 31, 2025 and 2024 the balance of “Restricted Cash” is $8.7 million and $9.0 million, respectively, and presented in the Consolidated Balance Sheets. The monies are earning nominal interest.

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

Avalon has the right to prepay the amount outstanding under the 2022 Term Loan Agreement, in whole or in part, at any time upon payment of the principal amount of the loan to be prepaid plus accrued unpaid interest thereon to the prepayment date, plus an applicable prepayment penalty. The prepayment penalty, expressed as a percentage of the principal of the loan being prepaid, is six percent (6%) on any prepayment in the first five years; four percent (4%) on any prepayment in the sixth and seventh year; three percent (3%) on any prepayment in the eighth and ninth year; and two percent (2%) on any prepayment in the tenth year. Borrowings under the 2022 Term Loan Agreement are secured by certain real property and related business assets as defined in the agreement. The 2022 Term Loan Agreement contains a Fixed Charge Coverage Ratio requirement of at least 1.20 tested on an annual basis on December 31 of each year. The 2022 Term Loan also contains other nonfinancial covenants, customary representations, warranties and events of default. Avalon was in compliance with the 2022 Term Loan Agreement covenants at December 31, 2025 and 2024.

Avalon Holdings Corporation and Subsidiaries

Line of Credit Agreement

On May 31, 2018, Avalon entered into a business loan agreement with Wesbanco Bank (formerly Premier Bank), (the “Line of Credit Agreement”) which provides for a line of credit of up to $5.0 million. On September 24, 2025, the Company amended the Line of Credit Agreement to extend the maturity date to July 31, 2027. Under the Line of Credit Agreement, borrowings in excess of $1.0 million are subject to a borrowing base which is calculated based off a specific level of eligible accounts receivable of the waste management business as defined in the agreement.

At December 31, 2025 and 2024, approximately $3.2 million was outstanding under the Line of Credit Agreement. At December 31, 2025 and 2024, approximately $1.8 million, was available under the Line of Credit Agreement. Outstanding borrowings under the Line of Credit Agreement bear interest at Prime Rate plus .25%. At December 31, 2025, the interest rate on the Line of Credit Agreement was 7.00%.

Borrowings under the Line of Credit Agreement are secured by certain business assets of the Company including accounts receivable, inventory and equipment. The Line of Credit Agreement contains a Fixed Charge Coverage Ratio requirement of at least 1.20 tested on an annual basis on December 31 of each year. The Line of Credit Agreement also contains other nonfinancial covenants, customary representations, warranties and events of default. Avalon was in compliance with the Line of Credit Agreements covenants at December 31, 2025 and 2024.

During the years ended December 31, 2025 and 2024, the weighted average interest rate on all outstanding borrowings was 6.16% and 6.24%, respectively.

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

Capital Expenditures

In 2025, Avalon incurred capital expenditures in the amount of $1.8 million of which $1.7 million was paid to vendors during the year. In 2024, Avalon incurred capital expenditures in the amount of $2.5 million of which $2.3 million was paid to vendors during the year. For both the years ended December 31, 2025 and 2024, expenditures primarily related to remodeling of The Grand Resort.

In 2025, all hotel rooms at The Grant Resort and other areas of the facility were in the process of being renovated. Avalon’s aggregate capital expenditures in 2026 are expected to be in the range of $4.0 million to $5.0 million. Capital expenditures in 2025 principally relate to hotel remodeling at The Grand Resort, parking lot paving and resealing along with other building improvement and equipment purchases. Future capital expenditures are expected to be funded with cash from our project fund account and cash generated from operations.

Avalon Holdings Corporation and Subsidiaries

Working Capital

At December 31, 2025, there was a working capital surplus of approximately $0.1 million. At December 31, 2024, there was a working capital deficit of approximately $0.9 million. Working capital at December 31, 2025 was positively impacted by an increase in cash and cash equivalents along with increases in accounts receivable.

Accounts receivable increased to $9.8 million at December 31, 2025 compared with $8.6 million at December 31, 2024. The increase in accounts receivable was directly related to our waste management services segment. Accounts receivable related to our waste management services segment increased approximately $1.3 million at December 31, 2025 compared with December 31, 2024 as a result of an increase in net operating revenues in the fourth quarter of 2025 compared with the fourth quarter of 2024.

Inventory was approximately $1.6 million at both December 31, 2025 and December 31, 2024.

Accounts payable was approximately $8.0 million at December 31, 2025 compared to $7.1 million at December 31, 2024. The increase in accounts payable between periods was primarily related to our waste management services segment’s accounts payable increasing approximately $0.9 million at December 31, 2025 compared with December 31, 2024 as a result of an increase in net operating revenues in the fourth quarter of 2025 compared with the fourth quarter of 2024 and the timing of receipt on those associated receivables.

Deferred revenue relating to membership dues was approximately $3.5 million at both December 31, 2025 and December 31, 2024. The number of members at December 31, 2025 was 4,500 compared to 4,661 at December 31, 2024. Although the number of members has decreased compared to the prior year, the deferred revenue relating to membership dues has remained the same due to timing of membership renewals.

Accrued payroll and other compensation was approximately $1.2 million at December 31, 2025 compared to $1.1 million at December 31, 2024. The increase is primarily due to increase in certain employee incentives earned related to our waste division.

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

Golf and Related Operations Segment

In August 2014, the Company acquired The Grand Resort which was integrated into the golf and related operations segment. The acquisition is consistent with the Company's business strategy in that The Grand Resort provides guests with a self-contained vacation experience, offering hotel guests golf packages to all of the golf courses of the Avalon Golf and Country Club and allows its guests to utilize the facilities at each of the clubhouses. Members of the Avalon Golf and Country Club also have access to all of the amenities offered by The Grand Resort. The Grand Resort is open year-round and provides a consistent, comfortable environment where our guests can enjoy our various amenities and activities. Avalon believes that the combination of its four golf facilities and The Grand Resort will result in additional memberships in the Avalon Golf and Country Club. The Grand Resort was awarded #1 best resort in Ohio by U.S. News & World Report in both 2025 and 2024.

In addition, several private country clubs in the northeast Ohio area are experiencing economic difficulties. Avalon believes some of these clubs may represent an attractive investment opportunity. While Avalon has not entered into any pending agreements for acquisitions, it may do so at any time and will continue to consider acquisitions that make economic sense.

Results of Operations

Avalon’s primary business segment, the waste management services segment, provides hazardous and nonhazardous waste brokerage and management services, captive landfill management services and salt water injection well operations. The golf and related operations segment includes the operation and management of four golf courses and related country clubs and facilities, a hotel and its associated resort amenities, a Med Spa, a dermatology center and a multipurpose recreation center.

Performance in 2025 compared with 2024

Overall Performance

Net operating revenues decreased to $83.5 million in 2025 compared with $83.8 million in 2024. Net operating revenues of the waste management services segment were approximately $46.0 million in 2025 compared to $45.9 million in 2024. The increase in net operating revenues of the waste management services segment was primarily a result of an increase in revenue in the captive landfill operations. Net operating revenues of the golf and related operations segment were approximately $37.5 million in 2025 compared to $37.9 million in 2024. The decrease in net operating revenues of the golf and related operations was a result of a decrease in membership dues and lower food, beverage and merchandise sales at both The Grand Resort and the country clubs during 2025 compared to 2024.

Total cost of operations related to the waste management services segment increased to $36.2 million in 2025 compared with $35.9 million in 2024. The increase in the cost of operations between years for the waste management services segment is primarily due to an increase in net operating revenues as these costs vary directly with the associated revenues.

Avalon Holdings Corporation and Subsidiaries

Total cost of operations related to the golf and related operations segment increased to $31.0 million in 2025 compared to $30.6 million in 2024. The increase between years was primarily a result of an increase in employee related and utility costs compared to the prior period.

Depreciation and amortization expense was approximately $3.8 million in 2025 compared to $3.9 million in 2024. The slight decrease is due to a lower depreciable basis compared to the prior period.

Consolidated selling, general and administrative expenses were approximately $10.5 million in 2025 compared to $10.2 million in 2024. The increase was primarily a result of increases in certain earned employee incentives relating to our waste management services segment.

Net interest expense was approximately $2.0 million in both 2025 and 2024, respectively. During the years ended December 31, 2025 and 2024, the weighted average interest rate on outstanding borrowings was 6.16% and 6.24%, respectively.

Net income attributable to Avalon Holdings Corporation common shareholders was $0.3 million, or $0.08 per share, in 2025 compared with net income attributable to Avalon Holdings Corporation common shareholders of $1.3 million, or $0.34 per share, in 2024.

Segment Performance

Segment performance should be read in conjunction with Note 15 to the Consolidated Financial Statements.

Waste Management Services Segment

The net operating revenues of the waste management services segment increased to $46.0 million in 2025 compared with $45.9 million in 2024. The waste management services segment includes waste disposal brokerage and management services, captive landfill management operations and salt water injection well operations.

The net operating revenues of the waste disposal brokerage and management services business were approximately $42.7 million in 2025 compared to $42.9 million in 2024. Event work net operating revenues related to multiple projects decreased by approximately $0.5 million during 2025 when compared to 2024. Event work is defined as bid projects under contract that occurs on a one-time basis over a short period of time. Such work can fluctuate significantly from year to year. Event work net operating revenues were approximately $16.6 million in 2025 compared with $17.1 million in 2024. In addition, continuous work of the waste disposal brokerage business increased approximately $0.3 million between years as a result of increased work from multiple customers. Net operating revenues related to continuous work were approximately $26.1 million in 2025 compared with $25.8 million in 2024.

The net operating revenues of the captive landfill management operations were approximately $3.3 million in 2025 compared to $3.0 million in 2024. The net operating revenues of the captive landfill operations are almost entirely dependent upon the volume of waste generated by the owner of the landfill for whom Avalon manages the facility.

Costs of operations related to the waste management services segment increased to $36.2 million in 2025 compared with $35.9 million in 2024. The increase in the costs of operations between years for the waste management services segment is primarily due to an increase in event work job costs compared to the prior period. These costs vary directly with the associated revenues. The overall gross margin percentage of the waste brokerage and management services business was approximately 21% in 2025 compared to 22% in 2024.

Avalon Holdings Corporation and Subsidiaries

Income before income taxes for the waste management services segment was approximately $4.6 million in 2025 compared to $4.8 million in 2024. Income before income taxes of the waste brokerage and management services business was approximately $4.3 million in 2025 compared to $4.5 million in 2024. The decrease in income before income taxes is a result of a decrease in revenue and associated gross margin in event work compared to the prior year. Income before income taxes of the captive landfill operations were approximately $0.6 million in 2025 compared to $0.4 million in 2024. The salt water injection wells incurred a loss before income taxes of approximately $0.3 million in 2025 compared to $0.1 million in 2024. In both 2025 and 2024, the losses are primarily due to legal and professional costs incurred relating to Avalon’s appeal and mandamus processes.

Golf and Related Operations Segment

Net operating revenues of the golf and related operations segment were approximately $37.5 million in 2025 compared to $37.9 million in 2024. Avalon’s golf and related operations segment consists of the operation and management of four golf courses and related country clubs which provide dining and banquet facilities, a medical spa, dermatology center, a hotel, The Grand Resort, which provides lodging, dining, banquet and conference facilities and other resort related amenities along with a multipurpose recreation center.

Food, beverage and merchandise sales were approximately $13.2 million in 2025 and $13.5 million in 2024, respectively. Food, beverages and merchandise sales decreased between periods as a result of a decrease in business activity at the country clubs.

Other net operating revenues related to the golf and related operations were approximately $24.3 million in both 2025 and 2024. Membership dues revenue was approximately $7.2 million in 2025 compared to $7.4 million in 2024. The decrease in membership dues revenue was attributable to lower membership in 2025 compared to 2024. Net operating revenues related to room rental was approximately $7.4 million in 2025 compared to $7.2 million in 2024. The increase in room revenue was a result of an increase in average room rates when compared to the prior year. Other revenues consisting of athletic, fitness, salon and spa related activities were approximately $6.4 million in both 2025 and 2024. Greens fees and associated cart rentals were approximately $3.3 million in both 2025 and 2024. Due to adverse weather conditions, net operating revenues relating to the golf courses, which are located in northeast Ohio and western Pennsylvania, were minimal during the first three months of 2025 and 2024.

Total cost of operations for the golf and related operations segment were $31.0 million in 2025 compared with $30.6 million in 2024. Cost of food, beverage and merchandise was approximately $6.1 million in both 2025 and 2024. The cost of food, beverage and merchandise sales was approximately 46% of associated revenue in 2025 compared to 45% in 2024. Golf and related operations operating costs increased to approximately $24.9 million in 2025 compared with $24.5 million in 2024. The increase in operating costs between years were primarily related to higher employee related costs in 2025 compared to 2024.

The golf and related operations recorded income before income taxes of $0.9 million in 2025 compared with income before income taxes of $1.5 million in 2024. The change between periods was primarily a result of a decrease in food, beverage and merchandise revenue along with an increase in employee related and utility costs which decreased income before income taxes compared to the prior year.

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

General Corporate Expenses

General corporate expenses, excluding net interest expense were $3.5 million in 2025 compared to $3.3 million in 2024. The increase was mainly attributable to higher general and administrative expenses compared to the prior year.

Avalon Holdings Corporation and Subsidiaries

Interest Expense

Net interest expense was approximately $2.0 million in both 2025 and 2024, respectively. The weighted average debt outstanding during 2025 was approximately $32.7 million compared to $33.2 million in 2024. During the years ended December 31, 2025 and 2024, the weighted average interest rate on outstanding borrowings was 6.16% and 6.24%, respectively. Although both the weighted average debt outstanding and weighted average interest rate decreased, interest expense remained the same as a result of new finance leases entered into during 2025, resulting in additional interest expense.

Net Income

Net income attributable to Avalon Holdings Corporation common shareholders was $0.3 million in 2025 compared to net income attributable to Avalon Holdings Corporation common shareholders of $1.3 million in 2024. Avalon recorded a state income tax provision in both 2025 and 2024, which was related entirely to the waste management and brokerage operations. Due to the recording of a full valuation allowance against the Company’s federal net deferred tax assets, the overall effective tax rate in both years reflects taxes owed in certain U.S state jurisdictions. Avalon’s income tax provision on the income before taxes was offset by a change in the valuation allowance. A valuation allowance is provided when it is more likely than not that deferred tax assets relating to certain federal and state loss carryforwards will not be realized. Avalon continues to maintain a valuation allowance against the majority of its deferred tax amounts until it is evident that the deferred tax asset will be utilized in the future.

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

Avalon’s loan and security agreement may obligate it to repay debt before its maturity

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

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make judgments, assumptions, and estimates that affect reported amounts. Significant accounting policies used in the preparation of Avalon’s Consolidated Financial Statements are described in Note 2 to the consolidated financial statements. Estimates are used when accounting for, among other things, the allowance for credit losses, estimated useful lives of property and equipment used to depreciate and amortize the assets, asset impairments, contingencies and administrative proceedings, environmental matters and taxes.

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

Avalon recognizes deferred tax assets and liabilities based on differences between financial statement carrying amounts and the tax bases of assets and liabilities. Avalon also records tax benefits when it believes that it is more likely than not that the benefit will be sustained by the tax authority. Avalon regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance based upon historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences to reduce its deferred assets to the amount that it believes is more likely than not to be realized. Avalon has considered future taxable income in assessing the need for the valuation allowance. The $1.8 million of deferred tax liabilities will reverse in the same period and jurisdiction and is of the same character as the temporary differences giving rise to the $1.8 million of deferred tax assets. Avalon has not provided a valuation allowance on the amount of deferred tax assets that it estimates will be utilized. Should Avalon ascertain in the future that it is more likely than not that deferred tax assets will be realized in excess of the net deferred tax assets, all or a portion of the $3.6 million valuation allowance as of December 31, 2025, would be reversed as a benefit to the provision for income taxes in the period such determination was made.

Avalon Holdings Corporation and Subsidiaries

Consolidated Balance Sheets

(in thousands, except for share data)

	December 31,
	2025	2024
Assets
Current Assets:
Cash and cash equivalents	$4,114	$2,803
Accounts receivable, less allowance for credit losses of $240 at December 31, 2025 and $260 at December 31, 2024	9,819	8,595
Unbilled membership dues receivable	541	582
Inventories	1,555	1,558
Prepaid expenses	919	1,003
Other current assets	15	15
Total current assets	16,963	14,556

Property and equipment, net	53,982	55,582
Property and equipment under finance leases, net	6,267	5,647
Operating lease right-of-use assets	1,379	1,383
Restricted cash	8,730	8,958
Noncurrent deferred tax asset, net	32	27
Other assets, net	28	33
Total assets	$87,381	$86,186

Liabilities and Equity
Current liabilities:
Current portion of long-term debt	$614	$575
Current portion of obligations under finance leases	384	201
Current portion of obligations under operating leases	362	365
Accounts payable	7,984	7,116
Accrued payroll and other compensation	1,244	1,064
Accrued taxes	660	594
Deferred membership dues revenue	3,529	3,524
Other liabilities and accrued expenses	2,054	2,024
Total current liabilities	16,831	15,463

Long-term debt, net of current portion	28,032	28,646
Line of credit	3,200	3,200
Obligations under finance leases, net of current portion	1,248	707
Obligations under operating leases, net of current portion	1,017	1,018
Asset retirement obligation	100	100
Commitments and contingencies (Note 17)

Equity:
Avalon Holdings Corporation Shareholders' Equity:
Class A Common Stock, $.01 par value, one vote per share: authorized 10,500,000 shares; issued and outstanding 3,287,647 shares at December 31, 2025 and 2024	33	33
Class B Common Stock, $.01 par value, ten votes per share: authorized 1,000,000 shares; issued and outstanding 611,784 shares at December 31, 2025 and 2024	6	6
Paid-in capital	59,206	59,206
Accumulated deficit	(20,890)	(21,211)
Total Avalon Holdings Corporation Shareholders' Equity	38,355	38,034
Non-controlling interest in subsidiaries	(1,402)	(982)
Total equity	36,953	37,052
Total liabilities and equity	$87,381	$86,186

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Operations

(in thousands, except for per share amounts)

	Years Ended December 31,
	2025	2024

Net operating revenues:
Waste management services	$46,010	$45,922
Food, beverage and merchandise sales	13,247	13,537
Golf and related operations	24,288	24,336
Total golf and related operations	37,535	37,873
Total net operating revenues	83,545	83,795

Costs and expenses:
Waste management services operating costs	36,195	35,940
Cost of food, beverage and merchandise	6,069	6,105
Golf and related operations operating costs	24,949	24,521
Depreciation and amortization expense	3,803	3,906
Selling, general and administrative expenses	10,504	10,248
Operating income	2,025	3,075

Other income (expense):
Interest expense, net	(2,042)	(2,040)
Other income, net	-	7
(Loss) income before income taxes	(17)	1,042

Provision for income taxes	82	90
Net (loss) income	(99)	952

Less net loss attributable to non-controlling interest in subsidiaries	(420)	(366)
Net income attributable to Avalon Holdings Corporation common shareholders	$321	$1,318

Income per share attributable to Avalon Holdings Corporation common shareholders:
Basic net income per share	$0.08	$0.34

Weighted average shares outstanding - basic	3,899	3,899

See accompanying notes to consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands)

	Years Ended December 31,
	2025	2024

Cash flows from operating activities:
Net income (loss)	$(99)	$952
Reconciliation of net income (loss) to cash provided by operating activities:
Depreciation and amortization expense	3,803	3,906
Amortization of debt issuance costs	60	60
Provision for losses on accounts receivable	175	64
Gain on disposal of equipment	-	(7)
Noncurrent deferred tax asset, net	(5)	(19)
Change in operating assets and liabilities:
Accounts receivable	(1,399)	840
Unbilled membership dues receivable	41	(15)
Inventories	3	104
Prepaid expenses	84	113
Other assets, net	5	2
Accounts payable	834	(2,749)
Accrued payroll and other compensation	180	(213)
Accrued taxes	66	55
Deferred membership dues revenue	5	81
Other liabilities and accrued expenses	30	199
Net cash provided by operating activities	3,783	3,373

Cash flows from investing activities:
Capital expenditures	(1,727)	(2,253)
Proceeds from disposal of equipment	-	7
Net cash used in investing activities	(1,727)	(2,246)

Cash flows from financing activities:
Net principal payments on term loan facilities	(635)	(597)
Net principal payments on finance lease obligations	(338)	(221)
Net cash used in financing activities	(973)	(818)

Increase in cash, cash equivalents and restricted cash	1,083	309
Cash, cash equivalents and restricted cash at beginning of year	11,761	11,452
Cash, cash equivalents and restricted cash at end of year	$12,844	$11,761

Supplemental disclosure of cash flow information:

Significant non-cash operating and investing activities:
Capital expenditures included in accounts payable	$34	$208
Significant non-cash investing and financing activities:
Operating lease right-of-use assets in exchange for lease obligations	$440	$684
Finance lease obligations incurred	$1,062	$333

Cash paid during the year for interest	$1,986	$2,184
Cash paid during the year for income taxes	$93	$54

For supplemental cash flow information regarding income taxes, see Note 10.

See accompanying notes to consolidated financial statements

Avalon Holdings Corporation and Subsidiaries

Consolidated Statements of Shareholders’ Equity

(in thousands, except for share data)

	For the Years Ended December 31, 2025 and 2024

							Total
	Common Stock						Avalon	Non-controlling
	Shares		Amount		Paid-in	Accumulated	Shareholders'	Interest in
	Class A	Class B	Class A	Class B	Capital	Deficit	Equity	Subsidiary	Total

Balance at January 1, 2024	3,287,647	611,784	$33	$6	$59,206	$(22,529)	$36,716	$(616)	$36,100

Net income (loss)	-	-	-	-	-	1,318	1,318	(366)	952

Balance at December 31, 2024	3,287,647	611,784	33	6	59,206	(21,211)	38,034	(982)	37,052

Net income (loss)	-	-	-	-	-	321	321	(420)	(99)

Balance at December 31, 2025	3,287,647	611,784	$33	$6	$59,206	$(20,890)	$38,355	$(1,402)	$36,953

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

Restricted Cash

Cash and cash equivalents that are restricted as to withdrawal or use under the terms of certain contractual agreements are recorded in restricted cash on the Consolidated Balance Sheets. Restricted cash of $8.7 million and $9.0 million at December 31, 2025 and 2024, respectively, consists of loan proceeds deposited into a project fund account to fund future costs of remodeling and expanding Avalon’s Mortgaged property and can also be used to renovate and expand the swimming pool at Squaw Creek in accordance with the provisions of the loan and security agreement (See Notes 4 and 9).

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost of inventories is determined by the average cost method. If necessary, a provision for potentially obsolete or slow-moving inventory is made based on management’s analysis of inventory levels and future sales forecasts.

Avalon Holdings Corporation and Subsidiaries

Financial Instruments

The Company follows the guidance included in the Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, for its financial assets and liabilities. The fair value of financial instruments consisting of cash, cash equivalents, restricted cash, accounts receivable, and accounts payable at December 31, 2025 and 2024 approximates carrying value due to the relative short maturity of these financial instruments.

The fair value of the Company’s term loan approximates carrying value at December 31, 2025 and 2024, as neither the Company’s credit rating nor credit conditions have changed substantially since the debt was refinanced.

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

Asset Retirement Obligation

Avalon recorded an estimated asset retirement obligation of $0.1 million at December 31, 2025 and 2024, respectively, to plug and abandon the two salt water injection wells based upon an estimate from an experienced and qualified third party.

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

Avalon reviewed the carrying value of its long-lived assets in accordance with FASB ASC 360-10-35, Property, Plant and Equipment – Overall – Subsequent Measurement. Avalon does not believe there was a triggering event in 2025 or 2024 as future cash flows have not changed significantly and asset values have remained relatively stable.

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

Basic Net Income per Share

Basic net income per share attributable to Avalon Holdings Corporation common shareholders is computed by dividing the net income attributable to Avalon Holdings Corporation common shareholders by the weighted average number of common shares outstanding (See Note 8).

Note 3.  Recent Accounting Pronouncements

In December 2023, The FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, to improve income tax disclosures around effective tax rates and cash income taxes paid. The standard requires enhanced disclosures primarily related to existing rate reconciliation and income taxes paid to help investors better assess how a company’s operations and related tax risks, tax planning and operational opportunities affect the company’s tax rate and prospects for future cash flows. ASU 2023-09 improves the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income tax paid disaggregated by jurisdiction. The standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for annual periods beginning after December 15, 2024 (year ending December 31, 2025 for the Company). The Company adopted ASU 2023-09 for the year ended December 31, 2025 on a retrospective basis (see Note 10).

In November 2024, The FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income (Topic 220): Disaggregation of Income Statement Expenses. This ASU requires additional disclosures to disaggregate costs and expense line items presented on the face of the consolidated statements of operations. These disclosures include: (a) amounts related to purchased inventory, employee compensation, depreciation, amortization, and other significant components of costs and expenses; (b) an explanation of costs and expenses that are not disaggregated quantitatively; and (c) the definition and total amount of selling expenses. This ASU is effective for annual reporting periods beginning after December 15, 2026, and for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of this ASU and has not yet determined its effect on the consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which allows for a practical expedient election to assume that current conditions as of the balance sheet date do not change for the remaining life of the asset in the development of a reasonable and supportable forecast as part of estimating expected credit losses. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, with early adoption permitted. The Company is currently evaluating the impact of electing the practical expedient under ASU 2025-05

Avalon Holdings Corporation and Subsidiaries

In December 2025, The FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. The standard does not change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements which were determined when the disclosure requirements were initially issued. Instead, its objective is to provide clarity on the current interim reporting requirements by (a) clarifying that the guidance in the ASU applies to all entities that provide interim financial statements and notes in accordance with GAAP; (b) create a comprehensive list in ASC 270 of interim disclosures that are required in interim financial statements and noted in accordance with GAAP; (c) incorporate a disclosure principal, which is modelled after the previous SEC guidance, which required entities to disclose events and changes that occur after the end of the most recent fiscal year that have a material impact on the entity; and (d) improve guidance about the information included in and the format of the interim financial statements. The new ASU is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted, and entities may apply the ASU either prospectively or retrospectively to any or all prior periods presented in the financial statements.

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

Cash that is restricted as to withdrawal or use under the terms of certain contractual agreements are recorded in restricted cash on the Consolidated Balance Sheets. Restricted cash consists of loan proceeds deposited into a project fund account to fund future costs of remodeling and expanding Avalon’s Mortgaged property and can also be used to renovate and expand the swimming pool at Squaw Creek in accordance with the provisions of the loan and security agreement (See Note 9).

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the Consolidated Balance Sheets that sum to the total of the same such amounts shown in the Consolidated Statements of Cash Flows. Cash, cash equivalents and restricted cash consist of the following at December 31, 2025 and 2024 (in thousands):

	2025	2024
Cash and cash equivalents	$4,114	$2,803
Restricted cash	8,730	8,958
Total cash, cash equivalents and restricted cash	$12,844	$11,761

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

Avalon is a minority owner with managerial control over two salt water injection wells and its associated facility. Operations of the salt water injection wells have been suspended in accordance with the Chief of the Division of Oil and Gas Resources Management order (See Note 17). Due to the suspension of the salt water injection wells, there were no operating revenues for the years ended December 31, 2025 and 2024.

For the years ended December 31, 2025 and 2024, the net operating revenues related to waste management services represented approximately 55% respectively, of Avalon’s total consolidated net operating revenues. For the year ended December 31, 2025, one customer accounted for 10% of the consolidated net operating revenues and 18% of the waste management services segment’s net operating revenues to external customers. For the year ended December 31, 2024, no one customer accounted for more than 10% of the consolidated net operating revenues.

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

Avalon Holdings Corporation and Subsidiaries

Consideration promised in our waste management contracts do not typically include material variable amounts such as discounts, rebates, refunds, credits, price concessions, incentives, penalties or other such items, and, as such, no estimate is made by the Company for such items.

Golf and Related Operations

Avalon’s golf and related operations include the operation and management of four golf courses and associated clubhouses, recreation and fitness centers, tennis courts, salon and spa services, dermatology services, dining and banquet facilities. The golf and related operations also include the operation of a hotel and its resort related amenities including dining, banquet and conference facilities, fitness center, swimming pools, salon and spa and tennis courts. Revenues for the golf and related operations consists primarily of food, beverage and merchandise sales, membership dues, greens fees and associated cart rentals, room rentals and salon and spa services. Due to adverse weather conditions, net operating revenues relating to the golf courses, which are located in northeast Ohio and Pennsylvania, were minimal during the first three months of 2025 and 2024.

For the years ended December 31, 2025 and 2024, the net operating revenues related to the golf and related operations represented approximately 45% respectively, of Avalon’s total consolidated net operating revenues. For both the years ended December 31, 2025 and 2024, no one customer individually accounted for 10% or more of Avalon’s golf and related operations segment revenues.

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

Avalon Holdings Corporation and Subsidiaries

The following table presents our net operating revenues disaggregated by revenue source for the years ended December 31, 2025 and 2024 (in thousands). Sales and other taxes are excluded from revenues.

	2025	2024
Waste management and brokerage services	$42,741	$42,862
Captive landfill management operations	3,269	3,060
Total waste management services revenues	46,010	45,922
Food, beverage and merchandise sales	13,247	13,537
Membership dues revenue	7,233	7,430
Room rental revenue	7,392	7,227
Greens fees and cart rental revenue	3,338	3,336
Salon and spa services	3,673	3,763
Fitness and tennis lesson revenue	230	321
Other revenue	2,422	2,259
Total golf and related operations revenue	37,535	37,873
Total net operating revenues	$83,545	$83,795

Avalon does not have operations located outside the United States and, accordingly, geographical revenue information is not presented.

Receivables, Net

Receivables, net, include amounts billed and currently due from customers. The amounts due are stated at their net realizable value. At December 31, 2025, 2024 and 2023, accounts receivable, net, related to our waste management services segment were approximately $8.8 million, $7.5 million and $8.4 million, respectively. At December 31, 2025 two customers accounted for 24% of consolidated and 26% of the waste management service’s segments net receivables. At December 31, 2024 one customer accounted for 12% of consolidated and 14% of the waste management service’s segment net receivables. Accounts receivable, net, related to our golf and related operations segment were approximately $1.0 million, $1.1 million and $1.1 million at December 31, 2025, 2024 and 2023, respectively. No one customer of the golf and related operations segment accounted for 10% or more of Avalon’s consolidated or golf and related operations segment net receivables at December 31, 2025 and 2024.

The Company maintains an allowance for credit losses to provide for the estimated amount of receivables that will not be collected. Customer accounts that are outstanding longer than the contractual payment terms are considered past due. Avalon determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, Avalon’s previous accounts receivable loss history, the customer’s current ability to pay its obligation to Avalon and the condition of the general economy and the industry as a whole. Avalon writes off accounts receivable when they become uncollectible. Payments subsequently received on such receivables are credited to the allowance for credit losses, or to income, as appropriate under the circumstances. Allowance for credit losses was approximately $0.2 million and $0.3 million at December 31, 2025 and 2024, respectively.

The following table presents changes in our allowance for credit losses during the years ended at December 31, 2025 and 2024 (in thousands):

		Provision	Write-offs
	Balance at	for Credit	less	Balance at
	Beginning of Period	Losses	Recoveries	End of Period
Allowance for credit losses
Year ended December 31, 2025	$260	$175	$(195)	$240
Year ended December 31, 2024	$260	$64	$(64)	$260

Avalon Holdings Corporation and Subsidiaries

Contract Assets

Contract assets include unbilled membership dues receivables related to the Avalon Golf and Country Club for the customers membership commitment which are billed on a monthly basis over the course of the annual agreement. Such amounts are stated at their net realizable value. Contract assets related to unbilled membership dues are classified as current as revenue related to such agreements is recognized within the annual membership period. Unbilled membership receivables in our Consolidated Balance Sheets were approximately $0.5 million and $0.6 million at December 31, 2025 and 2024, respectively.

The following table presents changes in our contract assets during the years ended December 31, 2025 and 2024 (in thousands):

	Balance at	Membership		Balance at
	Beginning of Period	Dues	Billings	End of Period
Contract Assets:
Unbilled membership dues receivable
Year ended December 31, 2025	$582	$1,737	$(1,778)	$541
Year ended December 31, 2024	$567	$1,921	$(1,906)	$582

Contract Liabilities

Contract liabilities include unrecognized or deferred revenues relating to membership dues and customer advance deposits. We record deferred revenue when cash payments are received in advance of satisfying our performance obligation. We classify deferred membership dues revenue as current based on the timing of when we expect to recognize revenue for the membership commitment based on the Company satisfying the stand ready performance obligation throughout the annual membership period. The unrecognized or deferred revenues related to membership dues in our Consolidated Balance Sheets were approximately $3.5 million at December 31, 2025 and 2024, respectively.

Customer advance deposits are recorded as a liability until the goods or services are provided to the customer. Generally, customer advances, and corresponding performance obligation are satisfied within 12 months of the date of receipt of advance payment. The unrecognized revenues related to customer advance deposits are recorded in “Other liabilities and accrued expenses” in our Consolidated Balance Sheets. Customer advance deposits were approximately $1.7 million and $1.6 million at December 31, 2025 and 2024, respectively.

The following table presents changes in our contract liabilities during the years ended December 31, 2025 and 2024 (in thousands):

	Balance at		Revenue	Balance at
	Beginning of Period	Billings	Recognized	End of Period
Contract Liabilities:
Deferred membership dues revenue
Year ended December 31, 2025	$3,524	$7,238	$(7,233)	$3,529
Year ended December 31, 2024	$3,443	$7,511	$(7,430)	$3,524
Customer advance deposits
Year ended December 31, 2025	$1,565	$2,130	$(2,007)	$1,688
Year ended December 31, 2024	$1,223	$3,016	$(2,674)	$1,565

Avalon Holdings Corporation and Subsidiaries

Note 6.  Property and Equipment

Property and equipment at December 31, 2025 and 2024 consists of the following (in thousands):

	2025	2024
Land and land improvements	$17,173	$17,071
Buildings and improvements	55,094	54,673
Machinery and equipment	10,992	9,866
Office furniture and fixtures	11,854	10,568
Vehicles	1,130	1,065
Construction in progress	60	1,136
	96,303	94,379
Less accumulated depreciation and amortization	(42,321)	(38,797)
Property and equipment, net	$53,982	$55,582

At December 31, 2025 and 2024, the Company did not have any significant fixed contractual commitments for construction projects.

Note 7.  Leases

Operating Leases

Avalon leases golf carts and associated GPS equipment, machinery and equipment for the landfill operations, furniture and office copiers under operating leases. Our operating leases have remaining lease terms ranging from less than 1 year to 5.0 years. The weighted average remaining lease term on operating leases was approximately 3.9 years and 4.0 years at December 31, 2025 and 2024, respectively.

During 2025, the Company entered into new operating lease agreements for a shuttle bus and golf carts. The Company recorded operating lease right-of-use assets and corresponding obligations under the operating leases of approximately $0.4 million. During 2024, the Company entered into new operating lease agreements for a golf carts and equipment. The Company recorded operating lease right-of-use assets and corresponding obligations under the operating leases of approximately $0.7 million.

Leased property and associated obligations under operating leases at December 31, 2025 and 2024 consists of the following (in thousands):

	2025	2024
Operating lease right-of-use assets	$1,379	$1,383

Current portion of obligations under operating leases	$362	$365
Long-term portion of obligations under operating leases	1,017	1,018
Total obligations under operating leases	$1,379	$1,383

The weighted average discount rate on operating leases was 7.0% at December 31, 2025 and 6.6% at December 31, 2024.

Finance Leases

In November 2003, Avalon entered into a long-term agreement with Squaw Creek Country Club to lease and operate its golf course and related facilities. The lease has an initial term of ten (10) years with four (4) consecutive ten (10) year renewal term options unilaterally exercisable by Avalon. Under the lease, Avalon is obligated to pay $15,000 in annual rent and make leasehold improvements of $150,000 per year. Amounts expended by Avalon for leasehold improvements during a given year in excess of $150,000 will be carried forward and applied to future leasehold improvement obligations. Based upon the amount of leasehold improvements already made, Avalon expects to exercise all its remaining renewal options. At December 31, 2025 there were approximately 27.8 years remaining on the golf course and related facilities finance lease. The net asset value of finance leases, excluding leasehold improvements was $1.6 million and $0.8 million at December 31, 2025 and 2024, respectively.

Avalon Holdings Corporation and Subsidiaries

In addition, the Company also entered into lease agreements for vehicles, golf course maintenance and restaurant equipment which were determined to be finance leases. At December 31, 2025, the vehicles, golf course maintenance and restaurant equipment have remaining lease terms ranging from less than one year to 5.0 years. The weighted average remaining lease term on the vehicles and equipment leases was approximately 3.8 years at both December 31, 2025 and 2024.

Leased property and associated obligations under finance leases at December 31, 2025 and 2024 consist of the following (in thousands):

	2025	2024
Leased property under finance leases	$14,433	$13,554
Less accumulated amortization	(8,166)	(7,907)
Leased property under finace leases, net	$6,267	$5,647

Current portion of obligations under finance leases	$384	$201
Long-term portion of obligations under finance leases	1,248	707
Total obligations under finance leases	$1,632	$908

The weighted average discount rate on finance leases was 6.7% at December 31, 2025 and 7.8% at December 31, 2024.

For the years ended December 31, 2025 and 2024, components of lease expense were as follows (in thousands):

	2025	2024
Operating lease cost:
Rental expense	$572	$627

Finance lease cost:
Depreciation expense	$573	$535
Interest expense	90	43
Total finance lease cost	$663	$578

For the twelve months ending December 31, future commitments under long-term, operating and finance leases are as follows (in thousands):

	Finance	Operating	Total
2026	$481	$448	$929
2027	431	434	865
2028	394	329	723
2029	305	269	574
2030	95	104	199
Thereafter	329	-	329
Total lease payments	2,035	1,584	3,619
Less imputed interest	403	205	608
Total	1,632	1,379	3,011
Less current portion of obligations under leases	384	362	746
Long-term portion of obligations under leases	$1,248	$1,017	$2,265

Note 8.  Basic Net Income per Share

Basic net income per share attributable to Avalon Holdings Corporation common shareholders is computed by dividing the net income attributable to Avalon Holdings Corporation common shareholders by the weighted average number of common shares outstanding. For both the years ended December 31, 2025 and 2024, the weighted average number of common shares outstanding was 3,899,431.

Avalon Holdings Corporation and Subsidiaries

Note 9.  Term Loans and Line of Credit Agreements

2022 Term Loan Agreement

On August 5, 2022, Avalon and certain direct and indirect wholly owned subsidiaries entered into a loan and security agreement (the “2022 Term Loan Agreement”) with Laurel Capital Corporation which provided for a $31.0 million term loan. At closing, $20.2 million of the proceeds were used to pay off and refinance amounts outstanding and associated interest under our 2019 Term Loan Agreement with Laurel Capital Corporation and $0.4 million of the proceeds were utilized to pay transaction costs. The remaining proceeds of approximately $10.4 million were deposited into a project fund account for which those proceeds are to fund future costs of remodeling and expanding Avalon’s Mortgaged property and can also be used to renovate and expand the swimming pool at Squaw Creek. At December 31, 2025 and 2024 the balance of “Restricted Cash” is $8.7 million and $9.0 million, respectively, and presented in the Consolidated Balance Sheets. The monies are earning nominal interest.

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

Avalon has the right to prepay the amount outstanding under the 2022 Term Loan Agreement, in whole or in part, at any time upon payment of the principal amount of the loan to be prepaid plus accrued unpaid interest thereon to the prepayment date, plus an applicable prepayment penalty. The prepayment penalty, expressed as a percentage of the principal of the loan being prepaid, is six percent (6%) on any prepayment in the first five years; four percent (4%) on any prepayment in the sixth and seventh year; three percent (3%) on any prepayment in the eighth and ninth year; and two percent (2%) on any prepayment in the tenth year. Borrowings under the 2022 Term Loan Agreement are secured by certain real property and related business assets as defined in the agreement. The 2022 Term Loan Agreement contains a Fixed Charge Coverage Ratio requirement of at least 1.20 tested on an annual basis on December 31 of each year. The 2022 Term Loan also contains other nonfinancial covenants, customary representations, warranties and events of default. Avalon was in compliance with the 2022 Term Loan Agreement covenants at December 31, 2025 and 2024.

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

Line of Credit Agreement

On May 31, 2018, Avalon entered into a business loan agreement with Wesbanco Bank (formerly Premier Bank), (the “Line of Credit Agreement”) which provides for a line of credit of up to $5.0 million. On September 24, 2025, the Company amended the Line of Credit Agreement to extend the maturity date to July 31, 2027. Under the Line of Credit Agreement, borrowings in excess of $1.0 million are subject to a borrowing base which is calculated based off a specific level of eligible accounts receivable of the waste management business as defined in the agreement.

At December 31, 2025 and 2024, approximately $3.2 million was outstanding under the Line of Credit Agreement. At December 31, 2025 and 2024, approximately $1.8 million, was available under the Line of Credit Agreement. Outstanding borrowings under the Line of Credit Agreement bear interest at Prime Rate plus .25%. At December 31, 2025, the interest rate on the Line of Credit Agreement was 7.00%.

Borrowings under the Line of Credit Agreement are secured by certain business assets of the Company including accounts receivable, inventory and equipment. The Line of Credit Agreement contains a Fixed Charge Coverage Ratio requirement of at least 1.20 tested on an annual basis on December 31 of each year. The Line of Credit Agreement also contains other nonfinancial covenants, customary representations, warranties and events of default. Avalon was in compliance with the Line of Credit Agreements covenants at December 31, 2025 and 2024.

Avalon Holdings Corporation and Subsidiaries

During the years ended December 31, 2025 and 2024, the weighted average interest rate on all outstanding borrowings was 6.16% and 6.24%, respectively.

Obligations under the Company’s term loan agreements at December 31, 2025 and 2024 consist of the following (in thousands):

	December 31, 2025
	Gross Amount	Debt Issuance Costs	Net Amount
2022 Term Loan Agreement	$29,025	$(379)	$28,646
Less current portion	674	(60)	614
Long-term debt	$28,351	$(319)	$28,032

	December 31, 2024
	Gross Amount	Debt Issuance Costs	Net Amount
2022 Term Loan Agreement	$29,660	$(439)	$29,221
Less current portion	635	(60)	575
Long-term debt	$29,025	$(379)	$28,646

For the twelve months ending December 31, future maturities under the Company’s 2022 Term Loan and Line of Credit Agreements are as follows (in thousands):

2026	$674
2027	3,915
2028	759
2029	806
2030	856
Thereafter	25,215
Total	$32,225

Note 10.  Income Taxes

Income before income taxes for each of the two years in the period ended December 31, 2025 was subject to taxation under United States jurisdictions only. The provision for income taxes consists of the following (in thousands):

	2025	2024
Current:
Federal	$-	$-
State	87	109
Total current income taxes	87	109
Deferred:
Federal	-	-
State	(5)	(19)
Total deferred income taxes	(5)	(19)
Total provision for income taxes	$82	$90

Avalon Holdings Corporation and Subsidiaries

The Company’s effective tax rate differs from that derived by applying the applicable federal and state income tax rates for the years ended December 31, 2025 and 2024 as follows:

	2025		2024
	Amount	Percent	Amount	Percent

(Loss) income before taxes	$(17)		$1,042

U.S. federal (benefit) tax at statutory rate	(4)	(21.0)%	219	21.0%
State income taxes, net of federal income tax effect (1)	72	423.5%	61	5.9%
Nondeductible items
Club dues	1	5.9%	1	0.1%
Federal insurance contribution act credit	40	235.3%	39	3.7%
Available federal tax credit	(191)	(1123.5)%	(186)	(17.9)%
Changes in valuation allowance	606	3564.7%	63	6.0%
Other reconciling items	(442)	(2600.0)%	(107)	(10.3)%
Provision for income taxes	$82	484.9%	$90	8.6%

(1) State income taxes for Pennsylvania are greater than 50% of total state income taxes for both 2025 and 2024.

The Company paid net income tax payments for the years ended December 31, 2025 and 2024 as follows:

	2025	2024

Federal	$-	$-
State:
Pennsylvania	53	33
New Jersey	17	3
Connecticut	5	1
West Virginia	-	14
Other	18	3
	$93	$54

Avalon Holdings Corporation and Subsidiaries

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2025 and 2024 are as follows (in thousands):

	2025	2024
Deferred tax assets:
Accounts receivable, credit losses	$60	$65
Reserves not deductible until paid	156	122
Net operating loss carryforwards
Federal	1,568	1,270
State	657	592
Federal tax credit	1,638	1,408
Operating lease liabilities	361	351
Section 163(j) business interest expense carryforward	897	857
Other	84	126
Gross deferred tax assets	5,421	4,791
Less valuation allowance	(3,631)	(3,018)
Deferred tax assets net of valuation allowance	$1,790	$1,773

Deferred tax liabilities:
Property and equipment	$(1,397)	$(1,395)
Operating lease right of use assets	(361)	(351)
Gross deferred tax liabilities	$(1,758)	$(1,746)
Net deferred tax asset	$32	$27

The $1.8 million of deferred tax liabilities will reverse in the same period and jurisdiction and is of the same character as the temporary differences giving rise to the $1.8 million of deferred tax assets. Avalon has not provided a valuation allowance on the amount of deferred tax assets that it estimates will be utilized. If future taxable income is less than the amount that has been assumed in assessing the recoverability of the deferred tax assets, then an increase in the valuation allowance will be required, with a corresponding increase to income tax expense. Likewise, should Avalon ascertain in the future that it is more likely than not that deferred tax assets will be realized in excess of the net deferred tax assets, all or a portion of the $3.6 million valuation allowance as of December 31, 2025, would be reversed as a benefit to the provision for income taxes in the period such determination was made.

Avalon is subject to income taxes in the U.S. federal and various states jurisdictions. With few exceptions, Avalon is no longer subject to U.S. federal, state and local income tax examinations by taxing authorities for the years before 2022. Avalon recognizes any interest and penalty assessed by taxing authorities as a component of interest expense and other expense, respectively. There were no accruals for the payment of interest and penalties for 2025 and 2024.

Avalon made net income tax payments of approximately $93,000 and $54,000 in 2025 and 2024, respectively. At December 31, 2025, Avalon has taxable loss carryforwards for federal income tax purposes aggregating approximately $7.5 million which are available to offset future federal taxable income. Legislation under the Tax Act allows for corporations to carryforward net operating losses generated beginning in 2018 indefinitely.  Net operating losses generated in 2018 may offset 80% of future taxable income. Of the $7.5 million taxable loss carryforwards, $2.1 million is carryforward indefinitely to offset 80% of future taxable income. Net operating losses generated prior to 2018 expire in 2026 through 2037. In addition, at December 31, 2025, certain subsidiaries of Avalon have net operating loss carryforwards for state purposes of approximately $18.3 million which are available to offset future state taxable income. These carryforwards expire at various dates through 2042. A valuation allowance has been provided because it is more likely than not that the deferred tax assets relating to certain federal and state loss carryforwards will not be realized.

The One Big Beautiful Bill Act (the “OBBBA”) was signed into law on July 4, 2025.  The OBBBA contains numerous business tax provisions, including business extenders made permanent such as restoration of 100% bonus depreciation, IRC Section 174 expensing for US-based research, and the EBITDA based business interest expense limitation under IRC Section 163(j). The net impact of these tax law changes was not material to the consolidated financial statements.

Avalon Holdings Corporation and Subsidiaries

Note 11.  Retirement Benefits

Avalon sponsors a defined contribution profit sharing plan that is a qualified tax deferred benefit plan under Section 401(k) of the Internal Revenue Code (the “Plan”). Substantially all employees are eligible to participate in the Plan. The Plan provides for employer discretionary cash contributions as determined by Avalon’s Board of Directors. Discretionary contributions vest on a graduated basis and become 100% vested after five years of service. Plan participants may also contribute a portion of their annual compensation to the Plan, subject to maximums imposed by the Internal Revenue Code and related regulations. The Board decided not to make a discretionary employer contribution for 2025 or 2024.

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

The grant-date fair values of the stock option awards would be estimated using the Monte Carlo Simulation. The Monte Carlo Simulation was selected to determine the fair value because it incorporates six minimum considerations; 1) the exercise price of the option, 2) the expected term of the option, taking into account both the contractual term of the option, the effects of employees’ expected exercise and post-vesting employment termination behavior, as well as the possibility of change in control events during the contractual term of the option agreements, 3) the current fair value of the underlying equity, 4) the expected volatility of the value of the underlying share for the expected term of the option, 5) the expected dividends on the underlying share for the expected term of the option and 6) the risk-free interest rate(s) for the expected term of the option.

The grant date fair value of the underlying equity would be determined to be equal to Avalon’s publicly traded stock price as of the grant dates times the sum of the Class A and Class B common shares outstanding.

The expected term, or time until the option is exercised, is based on historical exercising behavior of previous option holders of a company’s stock.  Because of the nature of the vesting described above, the options are separated into five blocks, with each block having its own vesting period and expected term.

Avalon Holdings Corporation and Subsidiaries

For stock option awards, the expected volatility is based on the observed historical volatility of Avalon common stock. There are no expected dividends and the risk-free interest rate is based on yield data for U. S. Treasury securities over a period consistent with the expected term.

At March 31, 2024, all options to purchase shares granted were cancelled as the options did not meet the predetermined stock price within the three years following the contractual vesting period. Additionally, all remaining shares previously granted expired. At December 31, 2025 and 2024 there are no outstanding options.

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

Avalon Holdings Corporation and Subsidiaries

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

Avalon does not have operations located outside the United States and, accordingly, geographical segment information is not presented. In 2025, one customer accounted for 10% of consolidated operating revenues and 18% of the waste management services segment’s net operating revenues to external. In 2024, no one customer accounted for more than 10% of the consolidated net operating revenues.

The accounting policies of the segments are consistent with those described for the consolidated financial statements in the summary of significant accounting policies (See Note 2). Avalon measures segment profit for internal reporting purposes as income (loss) before income taxes.

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

Business segment information including the reconciliation of segment income (loss) to consolidated income (loss) before income taxes is as follows (in thousands):

	Year Ended December 31, 2025
	Waste Management Services	Golf and Related Operations	Corporate	Total

Income (loss) before income taxes:
Revenue	$46,010	$37,535	$-	$83,545

Expenses
Cost of operations	(36,195)	(31,018)	-	(67,213)
Selling, general and administrative	(5,026)	(2,156)	(3,322)	(10,504)
Depreciation and amortization	(193)	(3,430)	(180)	(3,803)
Interest expense, net	(25)	(75)	(1,942)	(2,042)
Income (loss) before taxes	$4,571	$856	$(5,444)	$(17)

Avalon Holdings Corporation and Subsidiaries

	Year Ended December 31, 2024
	Waste Management Services	Golf and Related Operations	Corporate	Total

Income (loss) before income taxes:
Revenue	$45,922	$37,873	$-	$83,795

Expenses
Cost of operations	(35,940)	(30,626)	-	(66,566)
Selling, general and administrative	(4,954)	(2,148)	(3,146)	(10,248)
Depreciation and amortization	(196)	(3,523)	(187)	(3,906)
Interest expense, net	(27)	(29)	(1,984)	(2,040)
Other	7	-	-	7
Income (loss) before taxes	$4,812	$1,547	$(5,317)	$1,042

	Year Ended December 31,
	2025	2024
Capital expenditures:
Waste management services	$145	$291
Golf and related operations	1,307	2,118
Corporate	309	52
Total capital expenditures	$1,761	$2,461

	Year Ended December 31,
	2025	2024
Total assets:
Waste management services	$37,617	$35,100
Golf and related operations	61,342	62,500
Corporate	63,043	64,247
Subtotal	162,002	161,847
Elimination of intersegment receivables	(74,621)	(75,661)
Total assets	$87,381	$86,186

In comparing total assets at December 31, 2025 with those at December 31, 2024, the increase in the total assets of the waste management services segment of approximately $2.5 million was primarily a result of an increase in intersegment accounts receivable along with an increase in cash and cash equivalents. The decrease in total assets of the golf and related operations segment of $1.2 million was attributed to a decrease in net property and equipment as a result of current year depreciation. The decrease in corporate total assets of approximately $1.2 million was primarily due to a decrease in intersegment transactions, which are eliminated in consolidation, along with a decrease in restricted cash as these monies were utilized to fund costs associated with the remodeling of The Grand Resort.

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

As a result of a private placement offering, Avalon is not the majority owner of AWMS Holdings, LLC. At December 31, 2025 and 2024, respectively, Avalon owns approximately 47% of AWMS Holdings, LLC. In accordance with ASC 810-10 and related amendment, due to the managerial control of American Water Solutions, LLC, AWMS Holdings, LLC is a VIE, and the financial statements of AWMS Holdings, LLC and subsidiaries are included in Avalon’s consolidated financial statements. ASC 810-10 requires noncontrolling interests to be reported as a separate component of equity. The amount of net loss attributable to the noncontrolling interest is recorded in “net loss attributable to noncontrolling interest” in our Consolidated Statements of Operations. Avalon’s net loss attributable to the noncontrolling interest in AWMS Holdings, LLC was $0.2 million and $0.1 million during the years ended December 31, 2025 and 2024, respectively.

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

In 2021, Avalon made a capital contribution totaling $359,000, which included cash and certain equipment, in exchange for membership units of Avalon Med Spa, LLC. Through a private placement offering for the purchase of membership units, Avalon Med Spa, LLC raised $358,000 from accredited investors in August 2021. In March 2022, Avalon and accredited investors made additional capital contributions of $143,000 and $142,000, respectively. An outside director of Avalon, who qualified as an accredited investor, invested less than 10% of the total investment in Avalon Med Spa, LLC. Avalon is the majority owner of Avalon Med Spa, LLC owning 50.1% of the company at both December 31, 2025 and 2024, respectively.

In accordance with ASC 810-10 and related amendment, Avalon Med Spa, LLC is a VIE, and the financial statements of Avalon Med Spa, LLC are included in Avalon’s consolidated financial statements. ASC 810-10 requires noncontrolling interests to be reported as a separate component of equity. The amount of net loss attributable to the noncontrolling interest is recorded in “net loss attributable to noncontrolling interest” in our Consolidated Statements of Operations. Avalon’s net loss attributable to the noncontrolling interest in Avalon Med Spa, LLC, LLC was $0.1 million and $0.2 million during the years ended December 31, 2025 and 2024, respectively.

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

In accordance with ASC 810-10 and related amendment, Avalon Dermatology, LLC is a VIE, and the financial statements of Avalon Dermatology, LLC are included in Avalon’s consolidated financial statements. ASC 810-10 requires noncontrolling interests to be reported as a separate component of equity. The amount of net loss attributable to the noncontrolling interest is recorded in “net loss attributable to noncontrolling interest” in our Condensed Consolidated Statements of Operations. Avalon’s net loss attributable to the noncontrolling interest in Avalon Dermatology, LLC, was $0.1 million during each of the years ended December 31, 2025 and 2024, respectively.

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

Avalon Holdings Corporation and Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Avalon Holdings Corporation

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Avalon Holdings Corporation (an Ohio corporation) and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2025, and the related notes and financial statement schedule included under Item 15(a) (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

Southfield, Michigan

March 19, 2026

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

With our participation, an evaluation of the effectiveness of our internal control over financial reporting was conducted as of December 31, 2025, based upon the framework and criteria established in Internal Control – Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

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

/s/ Ronald E. Klingle	/s/ Michael J. Havalo
Chief Executive Officer	Chief Financial Officer

March 19, 2026

Avalon Holdings Corporation and Subsidiaries

Company Location Directory

Corporate Office	Golf and Related Operations

Avalon Holdings Corporation One American Way Warren, Ohio 44484-5555 (330) 856-8800	Avalon Resorts and Clubs, Inc. One American Way Warren, Ohio 44484-5555 (330) 856-8898	Havana Cigar Shop, Inc. 1030 Forker Blvd. Hermitage, Pennsylvania 16148-1566 (330) 856-8898

Waste Management Services	Avalon Clubs, Inc. One American Way Warren, Ohio 44484-5555 (330) 856-8898	Avalon Mahoning Sports Center, Inc. 1223 W Western Reserve Road Youngstown, Ohio 44514-3545 (330) 758-7400

American Waste Management Services, Inc. One American Way Warren, Ohio 44484-5555 (330) 856-8800	Avalon Resorts, Inc. One American Way Warren, Ohio 44484-5555 (330) 856-8898	Avalon Cigar Shop, Inc. 9519 East Market Street Warren, Ohio 44484-5555 (330) 856-1900

American Landfill Management, Inc. One American Way Warren, Ohio 44484-5555 (330) 856-8800	Avalon Golf and Country Club One American Way Warren, Ohio 44484-5555 (330) 856-8898	Avalon Med Spa, LLC One American Way Warren, Ohio 44484-5555 (330) 856-8898

American Construction Supply, Inc. One American Way Warren, Ohio 44484-5555 (330) 856-8800	Avalon Lakes Golf Course One American Way Warren, Ohio 44484-5555 (330) 856-8898	Avalon Dermatology, LLC One American Way Warren, Ohio 44484-5555 (330) 856-8811

American Water Solutions, LLC One American Way Warren, Ohio 44484-5555 (330) 856-8800	Squaw Creek Golf Course 761 Youngstown-Kingsville Road Vienna, Ohio 44473 (330) 539-5103	Avalon Country Club at Sharon, Inc. 1030 Forker Blvd. Hermitage, Pennsylvania 16148-1566 (724) 981-6700

AWMS Holdings, LLC One American Way Warren, Ohio 44484-5555 (330) 856-8800	The Avalon Resort and Spa LLC 9519 East Market Street Warren, Ohio 44484-5555 (330) 856-1900

AWMS Rt. 169, LLC One American Way Warren, Ohio 44484-5555 (330) 856-8800	Avalon Field Club at New Castle 511 Country Club Drive New Castle, Pennsylvania 16105-0338 (724) 654-1341

Avalon Holdings Corporation and Subsidiaries

Directors and Officers

Directors	Officers

Ronald E. Klingle Chairman of the Board and Chief Executive Officer Executive Committee (Chairman) Compensation Committee	Ronald E. Klingle Chairman of the Board and Chief Executive Officer Michael J. Havalo Chief Financial Officer, Treasurer and Secretary

Michael J. Havalo Chief Financial Officer, Treasurer and Secretary Compensation Committee (Chairman)	Frances R. Klingle Chief Administrative Officer

Christine M. Bell President, Avalon Golf and Country Club, Inc. Compensation Committee	Marjorie J. Patterson Controller

Kurtis D. Gramley Chairman and Chief Executive Officer, Edgewood Surgical Hospital Executive Committee Option Plan Committee

Stephen L. Gordon Partner, Beveridge & Diamond, P.C. Compensation Committee Audit Committee Option Plan Committee (Chairman)

Timothy C. Coxson Financial Consultant Audit Committee (Chairman) Executive Committee Option Plan Committee

Avalon Holdings Corporation and Subsidiaries

Shareholder Information

Common stock information

Avalon’s Class A Common Stock is listed on the NYSE Amex (symbol: AWX). Quarterly stock information for 2025 and 2024 as reported by The Wall Street Journal is as follows:

2025:
Quarter Ended	High	Low	Close
March 31	$3.99	$2.78	$2.84
June 30	3.02	2.10	2.49
September 30	2.70	2.40	2.61
December 31	5.43	2.47	2.69

2024:
Quarter Ended	High	Low	Close
March 31	$2.75	$2.11	$2.65
June 30	2.50	2.00	2.20
September 30	2.69	2.07	2.55
December 31	3.99	2.52	3.87

No dividends were paid during 2025 or 2024.

There are 240 Class A and 9 Class B Common Stock shareholders of record as of the close of business March 9, 2026. The number of holders is based upon the actual holders registered on the records of Avalon’s transfer agent and registrar and does not include holders of shares in “street names” or persons, partnerships, associations, corporations or other entities identified in security position listings maintained by depository trust companies.

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